Form 20-F
period 1998-12-31
GRUPO ELEKTRA SA DE CV; ELEKTRA S A DE C V; ELEKTRAFIN S A DE CV
filed 1999-06-30
CIK 925050, 1020869, 1020870

SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------
                                    Form 20-F
                             ----------------------

   |_|          REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF
                            THE SECURITIES EXCHANGE ACT OF 1934
                                            OR
   |X|               ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
                            THE SECURITIES EXCHANGE ACT OF 1934
                        For the fiscal year ended December 31, 1998
                                            OR
   |_|             TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF
                            THE SECURITIES EXCHANGE ACT OF 1934
           for the transition period from                   to
                                 -----------
                         Commission file number: 1-13200
                           GRUPO ELEKTRA, S.A. de C.V.
             (Exact name of Registrant as specified in its charter)
3                                       N/A
                 (Translation of registrant's name into English)
                              UNITED MEXICAN STATES
                 (Jurisdiction of Incorporation or Organization)


     Commission file number: 333-5392-01    Commission file number: 333-5392-02
     ELEKTRA, S.A. de C.V.                  ELEKTRAFIN, S.A. de C.V.
(Exact name of Registrant as            (Exact name of Registrant as
    specified in its charter)               specified in its charter)
            N/A                                     N/A
  (Translation of registrant's             (Translation of registrant's
    name into English)                       name into English)
      UNITED MEXICAN STATES                    UNITED MEXICAN STATES
  (Jurisdiction of Incorporation           (Jurisdiction of Incorporation
    or Organization)                         or Organization)
                      Edificio Parque Cuicuilco (Esmeralda)
                            Insurgentes Sur, No. 3579
                              Col. Tlalpan La Joya
                               14000 Mexico, D.F.
                    (Address of principal executive offices)

              Securities registered or to be registered pursuant to
                            Section 12(b) of the Act:

                                 Title of Each Class                                       Name of Each Exchange on Which
                                 -------------------                                       ------------------------------
                                                                                                      Registered
                                                                                                      ----------

Grupo Elektra, S.A. de C.V.:
----------------------------
Global Depositary Shares evidenced by Global Depositary Receipts, each Global
Depositary Share representing two Certificados de Participacion Ordinarios No                  New York Stock Exchange
Amortizables, each of which represents financial interests in and limited voting rights with respect to two Series B Shares, without par value, and one Series L
Share, without par value, of Grupo Elektra, S.A. de C.V.

Certificados de Participacion Ordinarios No Amortizables (Ordinary Participation
Certificates ("CPOs")), each of which represents financial interests and limited               New York Stock Exchange*
voting rights with respect to two Series B Shares, without par value, and one
Series L Share, without par value, of Grupo Elektra, S.A. de C.V.

Series B Shares without par value                                                              New York Stock Exchange*

Series L Shares without par value                                                              New York Stock Exchange*

------------------
     *    Not for  trading,  but only in  connection  with the  registration  of
          Global  Depositary  Shares,   pursuant  to  the  requirements  of  the
          Securities and Exchange Commission.
Elektra, S.A. de C.V.:                None

Elektrafin, S.A. de C.V.:             None
                               -------------------
 Securities registered or to be registered pursuant to Section 12(g) of the Act:
                                      None
                              --------------------
 Securities for which there is a reporting obligation pursuant to Section 15(d)
                                  of the Act:

                               Title of Each Class
                    12-3/4% Guaranteed Senior Notes Due 2001

================================================================================

     Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.


Grupo Elektra, S.A. de C.V.:


         Series A Shares without par value                        1,249,127,610

         Series B Shares without par value                        1,953,234,140

         Series L Shares without par value                          358,302,980

Elektra, S.A. de C.V.:

         Series A Shares without par value                            8,982,569

         Series B Shares without par value                            8,989,757

Elektrafin, S.A. de C.V.:


         Series A Shares without par value                           10,735,500

         Series B Shares without par value                           62,325,733
                                            --------------------

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes |X| No |_|
Indicate by check mark which financial statement item the registrant has elected
to follow. Item 17  |_|     Item 18  |X|

================================================================================

                                TABLE OF CONTENTS
                                                                                                               PAGE
PART I
   Item 1.  Description of Business...............................................................................3
   Item 2.  Description of Property..............................................................................43
   Item 3.  Legal Proceedings....................................................................................44
   Item 4.  Control of Registrant................................................................................45
   Item 5.  Nature of Trading Market.............................................................................46
   Item 6.  Exchange Controls and Other Limitations Affecting Security Holders...................................49
   Item 7.  Taxation.............................................................................................52
   Item 8.  Selected Financial Data..............................................................................57
   Item 9.  Management's Discussion and Analysis of Financial Condition and Results of Operations................61
   Item 9A. Qualitative and Quantitative Disclosure about Market Risks...........................................73
   Item 10.  Directors and Executive Officers....................................................................74
   Item 11.  Compensation of Directors and Officers..............................................................75
   Item 12.  Options to Purchase Securities from Registrant or Subsidiaries......................................76
   Item 13.  Interest of Management in Certain Transactions......................................................77
PART II
   *Item 14.  Description of Securities to be Registered.........................................................77
PART III
   *Item 15.  Defaults upon Senior Securities....................................................................78
   *Item 16.  Changes in Securities and Changes in Security for Registered Securities............................78
PART IV
   **Item 17.  Financial Statements..............................................................................78
   Item 18.  Financial Statements................................................................................78
   Item 19.  Financial Statements and Exhibits...................................................................78

------------
*    Omitted because the item is inapplicable or the answer is negative.

**   The Registrant has responded to Item 18 in lieu of this Item.

Presentation of Financial and Other Information


     Grupo Elektra, S.A. de C.V. ("Grupo Elektra" or the "Company"), Elektra, S.A. de C.V. ("Elektra") and Elektrafin, S.A. de C.V. ("Elektrafin") are each a corporation (sociedad anonima de capital variable) organized under the laws of the United Mexican States. Grupo Elektra was formed in 1950 as a manufacturer of radios and became involved in retailing in 1957 when it opened its first Elektra store.

     In this Annual Report on Form 20-F (this "Annual Report"), references to "US$," "$," "Dollars" and "U.S. Dollars," are to United States dollars. In this Annual Report, all references to pesos are to the legal Mexican currency, and references to "P$," "Ps" or "Pesos" are to Mexican pesos.

     The Company maintains its books and records in Pesos and prepares its consolidated financial statements in Pesos. The Mexican Institute of Public Accountants has issued Bulletin B-10, "Recognition of the Effects of Inflation on Financial Information," and Bulletin B-12, "Statement of Changes in Financial Position." These bulletins outline the inflation accounting methodology mandatory for all Mexican companies reporting under generally accepted accounting principles in Mexico ("Mexican GAAP"). Pursuant to Mexican GAAP, financial data for all periods in the financial statements included in Item 18 (the "Consolidated Financial Statements") and for all periods throughout this Annual Report, unless otherwise noted, have been restated in constant Pesos as of December 31, 1998.

     Accounting principles generally accepted in Mexico differ in certain important respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the Consolidated Financial Statements. See Note 16 of the Company's Consolidated Financial Statements. This Annual Report contains translations of certain Peso amounts into Dollars at specified rates solely for the convenience of the reader. These translations should not be construed as representations that the Peso amounts actually represent such Dollar amounts or could be converted into Dollars at the rates indicated or at any other rate. Unless otherwise indicated, U.S. Dollar amounts have been translated from Mexican pesos at an exchange rate of Ps. 9.901 to US$1.00, the noon buying rate for pesos on December 31, 1998 as published by the Federal Reserve Bank of New York (the "Noon Buying Rate"). On June 22, 1999, the Noon Buying Rate was Ps. 9.358 to US$1.00.

     The term "billion" as used in this Annual Report means one thousand million.

Forward-looking Statements

     This Annual Report contains words, such as "believe," "expect" and "anticipate" and similar expressions, that identify forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. These statements reflect the Company's views about future events and financial performance. Actual results could differ materially from those projected in such forward-looking statements as a result of various factors that may be beyond the Company's control, including but not limited to effects on the Company from competition, limitations on the Company's access to sources of financing on competitive terms, significant economic or political developments in Mexico, and changes in the Company's regulatory environment, particularly developments affecting the regulation of consumer installment sales. Accordingly, readers are cautioned not to place undue reliance on these forward-looking statements. In any event, these statements speak only as of their dates, and the Company undertakes no obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

                                     PART I

Item 1.  Description of Business

OVERVIEW

General

     Grupo Elektra, S.A. de C.V. ("Grupo Elektra" or the "Company") operates one of the largest retailing groups in Latin America with 819 retail stores as of December 31, 1998, of which 83 are located outside Mexico.

     The Company's retail operators sell a wide variety of name brand consumer electronics, major appliances, household furniture and clothing in Mexico, and in five other countries in Latin America: Guatemala, El Salvador, Honduras, the Dominican Republic, and Peru. The Company operates its electronics, appliance and furniture retail operations in Mexico through Elektra, S.A. de C.V. ("Elektra"), an indirect subsidiary of the Company. With 581 Elektra stores located throughout Mexico, the Company believes it has the largest distribution network in the Mexican electronics, home appliances and household furniture market, measured by number of retail stores. The Company's electronics, appliance and furniture retail operations outside Mexico are operated through corporations established and organized under the laws of each country where it has operations. The Company operates its retail clothing operations through stores acquired in the Company's September 1996 acquisition of Grupo Hecali, S.A. de C.V. ("Hecali").

     The Mexican retail sector is fragmented and consumers are served by a number of formats, including traditional formats such as independent retail stores, modern formats such as retail chains and department stores, and informal outlets such as street vendors and markets. The Company believes that consumer preferences are shifting from smaller, traditional and informal outlets toward larger, standardized retail chains that offer consumers superior value through greater merchandise selection and convenience, and better prices through the chains' greater purchasing power. The Company believes that there is considerable potential for growth as the Mexican retail sector continues this trend towards modernization. The Company also believes that similar trends are underway in many other Latin American countries. The Company's strategy is designed to capitalize on these trends. Additionally, the Company believes that the increasing purchasing power of the middle class in Mexico and elsewhere in Latin America -- will benefit the retail sector in the short and long terms.

     Elektrafin, S.A. de C.V. ("Elektrafin"), an indirect subsidiary of the Company, finances purchases of consumer merchandise at Elektra and Hecali stores and collects receivables arising from such purchases. Neither Elektra nor Elektrafin have any employees. A more detailed description of the retail operations of Elektra and Hecali and the financing operations of Elektrafin is provided below.

     The Company believes that it has certain distinguishing characteristics and strengths, which include:

         o Leading Market Share. The Company believes it has established a leading market share position in Mexico City, its major market, as well as in other regions of the country. The Company also believes that for most of its customers, its stores are the most convenient source of many household goods and that its pricing and terms are consistent with such consumers' income levels and consumption patterns. Outside Mexico the Company, through its international Elektra store network, competes successfully against local and international retailers in the five countries where it has established operations.

         o Advanced Distribution and Technology. With point of sale (POS) scanners at every check-out and real-time inventory control and sales monitoring systems at most of its stores both within and outside Mexico, and through the use of satellite systems linking all of its stores with Company headquarters in Mexico City, the Company utilizes advanced retail technology comparable to that
              of  leading  retailers  worldwide.   The  Company's  distribution
              network  incorporates   up-to-date  technology  and  distribution
              logistics that enable it to effectively manage its large network of stores.

         o Experienced Management. The Company's management has demonstrated an ability to implement successfully the Company's strategy and to manage the Company's expansion, both in Mexico and throughout Latin America.

         o Diversified Product Lines. The Company's focus on the middle-class customer has allowed it to offer a wide range of innovative products. The Company has capitalized on its multinational network of retail stores to offer new products and services in order to increase store traffic and generate additional revenue. The Company offers electronic money transfer services and other financial services in its stores as well as photographic development services.

Objective and Strategy

     The Company seeks to further expand its sales and increase its profitability by capitalizing on its position as a leading distributor of basic household goods and services in Mexico and elsewhere in Latin America. Key elements of the Company's strategy include:

         o Local and International Growth: Increase the number of stores throughout Mexico and certain other Latin America countries, including El Salvador, Guatemala, Honduras, the Dominican Republic, Peru and Chile. The Company's growth strategy is intended to take advantage of the fragmented nature of the Mexican and Latin American retail markets and to strengthen the Company's market penetration.

         o Technology: Continue to develop information and merchandise management systems that will allow the Company to achieve even more efficient management of its high-volume operations and to take full advantage of the satellite communications network that links all of the Company's stores.

         o Emphasis on Employees: Continue to emphasize the individual responsibility of the Company's employees while providing them with extensive training and corporate standards of excellence. The Company firmly believes that its workforce is an essential element in the future success of its business.

         o Investment in Advertising and Publicity: Invest heavily in advertising and publicity to achieve further consumer recognition and deeper market penetration, in particular, through television advertising on TV Azteca, S.A. de C.V. ("TV Azteca"), an affiliate of the Company. See Item 13, "Interest of Management in Certain Transactions--TV Azteca Advertising Agreement."

         o Enhancement of Credit Opportunities: Further emphasize installment sales to increase the number of its potential customers and the purchasing power of those customers, and effectively manage its installment sales program to maintain the profitability and quality of the Company's credit portfolio.

Target Market

         The Company's target market is the middle class of Mexico and of certain Central American and Andean Pact countries of South America. In Mexico, the middle class is defined by the Company as the 88% of the population that controls 76% of Mexico's household income. The Company believes that its "typical" customer is a person who is employed, owns his own home and has a family income of approximately US$6,000 a year, but does not own a car and therefore shops in his neighborhood or at locations served by public transportation. The Company believes that these customers have been under-served by other large retailers and represent a market segment that will continue to grow in size and in purchasing power.

     The Company's target customer has not typically had access to consumer credit. Company management estimates that only a small percentage of its target market utilizes banking services and that a low percentage of the Company's customers possess credit cards. Customers who might not otherwise be able to purchase the Company's products for a single cash payment are nevertheless able, through the Company's installment sales program, to purchase products through affordable fixed weekly payments. The Company believes that its installment sales program increases the number of potential customers and the purchasing power of those customers, and thereby increases overall sales. See "--Elektra Operations in Mexico--Installment Sales Program," and "Elektra Operations in Latin America-Installment Sales Program."

     The Mexican population is young. According to figures from the 1990 Mexican census, approximately 32% of the Mexican population is between the ages of 20 and 40, the age when marriages occur and households are formed, and approximately 46% of the Mexican population is less than 20 years of age. With over 700,000 marriages a year and the maturing of Mexico's young population, the Company anticipates continued demand for the basic household products and services it offers.

     The population in the other Latin America countries, in which the Company currently operates --Guatemala, El Salvador, Honduras, the Dominican Republic, and Peru-- are also young. According to the Latin American Center for Demographic Studies (CELADE), approximately 50% of the population is less than 24 years of age in these countries. The Company estimates that more than 70% of the population of these countries falls within the middle class, as defined by the Company.

ELEKTRA OPERATIONS IN MEXICO

Merchandising and Marketing

     Merchandise Selection

     The Company, through Elektra's (i) "traditional" Elektra stores that average approximately 4,900 square feet and (ii) "MegaElektra" superstores that average approximately 9,300 square feet, offers a broad range of internationally-recognized brand-name consumer electronics products, major appliances and household furniture. The Company offers its products at several different price points with greatest inventory depth at the middle to low price levels, and also operates certain outlet centers. In addition, the Company sells its Elektra-brand products at prices that are generally lower than the internationally-recognized brand-name products that the Company sells in the same product category.

     The following  table sets forth the  approximate  percentages  of Elektra's
total  revenue  for  retail   merchandise  in  Mexico  (excluding   mark-up  for
installment sales) from its principal product categories for the periods indicated:

                                              Year Ended December 31,
                                              -----------------------

                                           1996            1997           1998
                                           ----            ----           ----

Consumer electronics....................   41.4%            43.1%          41.8%
Major appliances........................   30.5             30.9           31.4
Household furniture.....................   16.4             15.8           15.7
Other products..........................   11.7             10.2           11.1
                                         ------           ------           ----
         Total revenues............       100.0%           100.0%         100.0%
                                          =====            =====          =====

     Consumer electronics, which consist of video and audio equipment, as well as pagers, constitutes the Company's leading product category. Video equipment includes televisions and videocassette recorders. Audio products include stereos, portable stereos and radios. The Company sells brand name consumer electronics such as Sony, Daewoo, Panasonic, Hitachi and Aiwa. The Company also sells the pagers of a wide variety of vendors, including Motorola, and collects the pager service (airtime) of Biper, S.A. de C.V.

     The Company also sells consumer electronics and certain other products manufactured by GoldStar, Samsung, Daewoo and Zenith under the Elektra brand name. Elektra brand products represented 8.3%, 6.5% and 5.8% of merchandise revenues (excluding mark-up on installment sales) for 1996, 1997 and 1998, respectively. The Company attributes the decrease in percentage of total sales represented by Elektra brand products to the increased availability of, and consumer demand for, imported brand name products.

     The Company's major appliances category includes microwave ovens, washing machines, dryers, refrigerators, freezers, ranges, stoves and complete kitchen units. Brand names in this category include Whirlpool, Supermatic, General Electric, Mabe, IEM and Acros.

     Household furniture consists of bedroom, living room and dining room furniture. Bedroom furniture includes mattresses, box springs, bed frames and dressers. Living room and dining room furniture includes sofas, tables, chairs, dinettes, end tables and coffee tables. Products in this category are manufactured under local brand names such as Mimo, Disa, Simmons and Literas Lala.

     The Company's other products category includes  blenders,  mixers,  toaster
ovens,  typewriters,   irons,  fans,  vacuum  cleaners,   telephones,   personal
computers, electronic games and bicycles.

     The following table sets forth the Company's estimate of the store area devoted to its principal product categories in its traditional Elektra and MegaElektra stores in Mexico:

                                    Traditional Stores        MegaElektra Stores
                                    ------------------        ------------------

Consumer electronics..............        16%                       12%

Major appliances...................       20                        20

Household furniture................       58                        64

Other products.....................        6                         4
                                        ----                      ----

         Total.....................      100%                      100%
                                        ====                      ====


     The Company has devoted significantly greater selling area to household furniture in Elektra and MegaElektra stores because of the higher margins obtained on household furniture sales as compared to other product categories, and because the Company believes that household furniture is traditionally less subject to comparison shopping and pricing pressures than other merchandise.

     Pricing Policy

     The Company's pricing policy for its Elektra operations is to offer products at cash prices that are the lowest or among the lowest in a given market. In addition, the Company designs the installment sales program at its Elektra stores to provide its customers with financing for its products at an affordable weekly cost. The Company's marketing department monitors prices at competing stores and adjusts its cash and installment sales prices as necessary to adhere to a lowest price policy. The Company's practice is to match its competitors' lowest advertised prices on all products. The Company typically does not engage in promotional advertising that emphasizes "sale" pricing, but rather emphasizes its policy of consistent everyday low prices. Pricing decisions are generally made centrally by the Company's marketing department, but each store manager has the authority, within certain guidelines, to adjust prices to meet local market conditions. Due to the Company's strategy of everyday low prices, the Company believes that it relies on markdowns of inventory to a lesser extent than many other Mexican retailers. Ordinarily, only a small percentage of Company merchandise is determined to be obsolete and marked down below the Company's normal margin.

     Customer Service

     The Company believes that the commitment to customer service in its Elektra operations is a significant factor in providing it with a loyal and expanding customer base. Included among these services is a guaranteed 30-day repair service for consumer electronics and appliances sold by the Company. Under this program, if a product is not repaired within 30 days, the Company provides the customer with a replacement product until the original product has been repaired. During the period of repair, payments and interest on the product are suspended. The Company also supplements the manufacturer's warranty with a limited warranty that provides a minimum of 12 months of warranty coverage on all of its products other than furniture (which carries a 90-day warranty on materials and workmanship) and 18 months of warranty coverage on most televisions and major appliances. The Company also offers a 30-day refund and exchange policy on all of its products and has established a centralized customer satisfaction office with a toll-free number.

     Advertising

     The Company's marketing strategy for its Elektra operations emphasizes eight factors in attracting and retaining customers: quality service, merchandise variety, convenient store locations, installment sales availability, low prices, product availability, customer satisfaction, and functional display formats. The Company reinforces its marketing strategy through an aggressive advertising program utilizing radio, television, pre-printed newspaper inserts, direct mail, newspapers and in-store promotional circulars, all of which are designed and prepared by the Company's in-house advertising department. The Company varies the volume and specific media of its advertising efforts to match the size and customer profiles of its markets. The Company's advertising programs are designed to (i) highlight the Company's broad selection of quality, name-brand merchandise and its low price policies, (ii) introduce new products and (iii) publicize special promotions and events. The Company has supplemented its advertising strategy through the implementation of a direct marketing program using the Company's database of customers.

     The Company believes that its in-house advertising department provides the Company with valuable cost savings. The Company's annual expenditures for advertising were 2.1%, 2.0% and 2.1% of total revenues during 1996, 1997, and 1998, respectively. Approximately 13.8% of the Company's advertising expenditures in 1998 was spent on television advertising, 21.8% was spent on radio advertising, 41.1% was spent on direct mail, including the printing of promotional circulars, and the remainder was spent on newspaper advertising and various other forms of advertising. The Company traditionally offers certain seasonal promotions, on predetermined dates each year, including Christmas and Mother's Day.

     In July 1993, the  Controlling  Shareholders  of the Company (as defined in
Item 4, "Control of Registrant," together with an investor group, completed the acquisition of a package of media assets including two national television networks, a chain of movie theater properties and a production studio. TV Azteca serves as one of two national television broadcasters in Mexico. In March 1996, the Company acquired 35.8% of the capital stock of Comunicaciones Avanzadas, S.A. de C.V. ("Casa"), the indirect controlling shareholder of TV Azteca, and the Company and TV Azteca entered into a 10-year agreement pursuant to which
Television Azteca, S.A. de C.V. ("Television Azteca") and Impulsora de Television del Centro, S.A. de C.V., the two network subsidiaries of TV Azteca, agreed to air at least 300 commercial spots for the Company per week, totaling 100 minutes per week or 5,200 minutes per year, during otherwise unsold airtime. The Company pays US$1.5 million annually for such advertising time. The Company believes that this relationship enhances its ability to effect its promotion strategy relative to other national and regional specialty retailers. See "--Investment in

Comunicaciones Avanzadas, S.A. de C.V." and Item 13, "Interest of Management in Certain Transactions--Purchase of Casa `N' Shares" and "--TV Azteca Advertising Agreement."

Installment Sales Program

     This section describes the Company's installment sales policies and procedures for the electronics, appliance and furniture retail operations of its Elektra stores, as in effect on December 31, 1998. Although these policies and procedures are generally applied throughout the Company's Elektra retail sales network, store managers and credit managers have the discretion to deviate, within certain limits, from these policies when they find it is appropriate. The Company finances purchases of consumer merchandise at its Elektra stores through Elektrafin.

     Operations

     The Company has provided in-store credit to its customers in its Elektra stores since 1957. Between the mid-1980s and 1991, during a period of financial instability in Mexico, the Company suspended its installment sales program because commercial credit was generally not available in Mexico to fund such a program. In 1991, as the Mexican economy improved and credit became more available to the Company, it reintroduced an installment sales program for its Elektra customers. Since the Company's target customers for its Elektra operations are the segment of the Mexican population that typically has not had access to consumer credit, the Company has found the availability of an installment sales program to be an important factor in customers' purchasing decisions. The Company believes that the availability of an installment sales program also strengthens customer loyalty and increases overall revenues.

     The  following  table  sets  forth  certain   information   concerning  the
consolidated installment sales program, including Elektra stores outside of Mexico :

                                                                                  As of and for the Year
                                                                                    Ended December 31,
                                                                           ------------------------------------
                                                                           1996            1997            1998
                                                                           ----            ----            ----
                                                                        (in millions of Ps. as of December 31, 1998)
Accounts receivable retail customers-net (at period end)(1) ...........  P$ 2,163.1       P$ 1,531.9         P$1,196.9
Installment sales as a percentage of merchandise revenues(2) ..........        68.8%            65.9%             66.9%
Total number of open accounts (at period-end)(1) ......................     889,921          948,054           682,163
Average balance per retail customer (at period-end) ...................  P$ 2,430.7       P$ 1,615.8         P$1,754.5
Write-offs as a percentage of gross retail receivables(1) before
    write-offs ........................................................         9.4%            15.9%             21.6%
Reserve for doubtful accounts after reduction for write-offs as a
    percentage of gross retail receivables after write-offs ...........         2.5%             3.2%              6.4%
Weighted average cost of receivables financing(3) .....................        30.9%            23.4%             16.7%
--------------------------------------------------------------------------------------------------------------------

(1) Net of receivables securitization and net of allowance for doubtful accounts.

(2)  Includes mark-up on installment sales

(3)  Includes factoring and unsecured bank debt used to finance the receivables.

     The following table sets forth certain information concerning the Elektra installment sales program in Mexico:

                                                                               As of and for the Year
                                                                                    Ended December 31,
                                                                           ------------------------------------
                                                                           1996            1997            1998
                                                                           ----            ----            ----
                                                                       (in millions of Ps. as of December 31, 1998)
Accounts receivable retail customers-net (at period end)(1)......       P$ 2,163.1      P$ 1,427.5       P$   849.0
Installment sales as a percentage of merchandise revenues(2).....             71.0%           68.7%            68.3%
Total number of open accounts (at period-end)(1).................          889,921         850,765          376,030
Average balance per retail customer (at period-end)..............       P$ 2,430.7      P$ 1,678.0       P$ 2,257.7
Write-offs as a percentage of gross retail receivables(1) before
    write-offs...................................................             9.4%            16.5%            26.0%
Reserve for doubtful accounts after reduction for write-offs as a
    percentage of gross retail receivables after write-offs......             2.5%             3.1%             6.2%
Weighted average cost of receivables financing(3)................            30.9%            23.4%            16.7%
-------------------------------------------------------------------------------------------------------------------

(1) Net of receivables securitization and net of allowance for doubtful accounts.

(2)  Includes mark-up on installment sales.

(3)  Includes factoring and unsecured bank debt used to finance the receivables.

     The following table sets forth certain information concerning the Elektra installment sales program in Latin America, excluding Mexico:

                                                                                  As of and for the Year
                                                                                    Ended December 31,
                                                                           ------------------------------------
                                                                           1996            1997            1998
                                                                           ----            ----            ----
                                                                       (in millions of Ps. as of December 31, 1998)

Accounts receivable retail customers-net (at period end)(1)......              N/A         P$ 72.0         P$ 276.0
Installment sales as a percentage of merchandise revenues(2).....              N/A            49.7%            75.5%
Total number of open accounts (at period-end)(1).................              N/A          33,026          124,813
Average balance per retail customer (at period-end)..............              N/A      P$ 2,181.3       P$ 2,211.5
Write-offs as a percentage of gross retail receivables(1) before
    write-offs...................................................              N/A              0%              2.2%
Reserve for doubtful accounts after reduction for write-offs as a
    percentage of gross retail receivables after write-offs......              N/A            4.7%              7.3%
Weighted average cost of receivables financing(3)................              N/A           18.6%             19.5%
--------------------------------------------------------------------------------------------------------------------

(1)  Net of allowance for doubtful accounts.

(2)  Includes mark-up on installment sales.

(3) Includes factoring and unsecured bank debt used to finance the receivables.

     Since the fourth quarter of 1996, the Company's accounting policy on its Elektra operations has been to record five percent of the value of the cash price of the merchandise sold pursuant to the Company's installment sales program, plus the mark-up, less the down payment, if any, as a provision for doubtful accounts. During the first three quarters of 1996, the provision was calculated on the basis of cash price only. Write-offs increased in 1997 and 1998 primarily due to the Company's accounts receivable securitization transactions, which involved the securitization of some of the Company's receivables, generally those with the highest credit quality. See "--Portfolio Securitization Program."

     The Company's accounting policy on its Elektra operations is to write off accounts receivable for accounts once the amount past due becomes equal to 13 weekly payments. The Company continues collection efforts after writing off accounts receivable. See Item 9, "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     The profitability of the Company's installment sales operations is affected by many factors, including its cost of funds, the credit quality of its receivables, the availability to consumers of alternate credit sources, the impact of inflation on receivables balances and borrowings to fund those balances, and the cost of administering the installment sales operations. See
Item 9, "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     Credit Sales

     The Company's pricing strategy for its Elektra operations is to provide customers with a choice of a cash price or an alternative weekly installment purchase price. Elektra customers can choose to pay for merchandise on a weekly basis for a period ranging from 13 to 53 weeks. The Company believes that the weekly payments charged to its Elektra customers are generally lower than those of competitors who offer similar programs. No statement of the effective interest rate included in the installment sales price is provided to the customer.

     Elektra's total credit sales in 1998 represented 68.3% of the total sales of the Company in Mexico. Currently, the 39-week installment sales plan is the most popular term chosen by customers of Elektra, and the Company expects the 39-week plan to remain constant as a percentage of the customer receivables portfolio until interest rates decline substantially in Mexico. As of December 31, 1998, 53-week plan sales represented 7.3%, the 39-week plan sales represented 62.3%, the 26-week plan sales represented 26.4% and the 13-week term plan sales represented 4.0% of the total amount of Elektra's installment sales.

     As of December 31, 1998, 39-week and 53-week receivables represented 66.5% and 9.8% of the customer receivable portfolio, respectively, while 26-week receivables represented 21.2% of the portfolio and 13-week receivables represented 2.5% of such portfolio.

     The Ley Federal de Proteccion al Consumidor (the "Consumer Protection Act"), that became effective on December 25, 1992, regulates consumer installment sales. The Consumer Protection Act imposes no ceiling on the interest rate a merchant may charge a consumer in an installment sale. It does not require disclosure of the effective rate of interest charged. The effective interest rate charged by the Company for electronics, appliances and furniture is fixed at the time of the installment purchase. There can be no assurance that limitations or additional disclosure with respect to such rates of interest will not be imposed by the Mexican Government in the future. Due to the substantial portion of the Company's revenues and operating cash flow generated by its installment sales program, any limitations or additional disclosure with respect to the rates of interest charged by the Company could have a material adverse effect on the Company's financial performance. Furthermore, any material change in the regulations governing the Company's collection practices and repossession procedures could also have a material adverse effect on its financial performance.

     Credit Approval

     Approval for an installment purchase of electronics, appliances or furniture requires the customer to complete an application form, execute a credit contract and a promissory note, and provide an official form of identification containing a photograph, a recent payroll receipt and evidence of home ownership such as a receipt for property taxes. In addition, a second party is normally required to guarantee the promissory note if the customer does not meet the applicable financial requirements or does not own a home. The customer's and second party's credit is investigated prior to delivery of the merchandise. Generally, the customer will not be granted credit if the weekly payments would be in excess of 20% of the customer's weekly gross income. A regional manager must approve installment sales where the amount being financed is in excess of P$5,500 and an area manager must approve installment sales where the amount being financed is in excess of P$9,000. The verification period can take several hours or several days, depending on a number of factors including store location and customer availability. Since there is no credit bureau in Mexico that reports on consumer credit (other than on more affluent consumers with credit cards), an employee personally visits the customer's residence to confirm the accuracy of the credit application. If approved for credit, the customer makes weekly payments in cash at the Elektra store where he made the purchase. Due to the lack of widespread telephone service among the Company's customers, the Company must give personal attention to its credit customers. The Company has processed and carried out investigations on over five million credit applications since 1993, creating a valuable computerized database of information on its customers.

     Installment sales on products sold through Elektra stores are documented by credit contracts and fixed-term promissory notes with fixed weekly payments and stated interest, if any. These promissory notes provide that a penalty interest rate be assessed in the event that payments are not made when due. Such penalty interest is computed daily on the past due payments until the payments are current.

     Collection

     The collection practices and repossession procedures used by the Company operations in Mexico are regulated under the Mexican Commercial Code, the Consumer Protection Act and the Mexican Civil Code. The Company's collection operations are implemented and monitored at the individual store level. The Company currently has approximately 3,700 employees dedicated to installment sales collections and investigations for purchases of merchandise at its Elektra stores. Each Elektra store has an installment sales manager who, under the regional manager's supervision, is responsible for extending credit and collecting that store's outstanding accounts in accordance with corporate guidelines. Customers make their weekly installment payments in person at the Elektra stores, which are open seven days a week. In the event that the customer falls into arrearages greater than two weekly installment payments, a Company collector will begin to visit the customer in person at least once a week. If total arrearages exceed eight weekly payments, an installment sales supervisor will visit the customer weekly. When the customer's arrearages exceed 12 weekly payments, the matter is referred to the Company's legal department, which will send an attorney to the customer's house or place of business to attempt to settle the collection matter. In the event that a customer's total arrearages exceed 16 weekly payments, the Company may institute judicial procedures to settle the claim by obtaining a court order for attachment of the customer's assets. However, the Company's policy is to attempt first to reach an agreement with the customer whereby the customer resumes payment or the merchandise is repossessed. Repossessed merchandise is reconditioned and transferred, together with floor models withdrawn from display, to Company outlet stores created especially for this purpose.

     Portfolio Securitization Program

     The Company utilizes Elektrafin, a subsidiary of Grupo Elektra, to securitize its receivables. In July 1997, the Company completed its initial securitization of Ps. 625 million (nominal), and on December 1997, completed a second offering of Ps. 241 million (nominal) in Ordinary Participation Certificates ("CPO's") on the Mexican Stock Exchange. These two programs have been fully paid. In April 1998, the Company issued a Ps. 793.3 million four-year revolving securitization program, the first of its kind in Mexico. The spread on the yield is based on 28-day-cetes rate plus 225 bps. In December 1998, the Company again issued its second two-year revolving securitization of receivables in an offering of Ps. 200 million with a spread of Tasa de Interes Interbancaria y de Equilibrio ("TIIE") plus 125 bps. Nacional Financiera S.N.C, Fiduciary division, acted as the fiduciary issuer of the CPO's. Operadora de Bolsa Serfin, S.A., Casa de Bolsa, executed the placement. The high quality and performance of the Company's two revolving securitizations programs have enabled Grupo Elektra to maintain a strong monthly "AA" rating by Duff and Phelps and "MAA" rating by Fitch Investors Service. Thus, there has been a strong demand for both active issuances providing attractive financing alternatives for Elektra where the proceeds are used primarily to pay short-term debt and to finance the Company's international expansion. See Item 9, "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

Stores

     At December 31, 1998, the Company operated a total of 581 Elektra stores in Mexico, including 346 MegaElektra superstores. The number of Elektra stores the Company operates has grown at a 13.62% compound annual rate since 1992. As of December 31, 1998, the total store area of the Company's Elektra stores in Mexico was 408,009 square meters (approximately 4,392,000 square feet), which reflects an 11.1% compound annual growth rate since 1992. At December 31, 1998, the Company owned 52 Elektra stores and leased 529 Elektra stores under mid-term leases that typically contain terms from five to ten years. Historically, the Company has not had difficulty in either renewing its expiring leases or finding alternate locations on comparable terms. The Company intends to continue its policy of primarily leasing sites for store locations, attempting to secure ten-year leases whenever possible. However, the Company may face increased competition for suitable store sites in the future.

     The following table sets forth certain operating statistics for traditional Elektra and MegaElektra stores in Mexico as of, and for the year ended, December 31, 1998:

                                                                Traditional
                                                                   Elektra           MegaElektra           Total
                                                                -----------          -----------           -----

Sales (millions)(1)....................................           P$2,014.8           P$3,781.0          P$5,795.8

Number of stores.......................................                 235                 346                581

Aggregate store area (m2)..............................             107,552             301,309            408,860

Number of store employees(2)...........................               3,474               6,121              9,595

-------------------
(1)  Excluding mark-up on installment sales.

(2)  Does not include Grupo Elektra corporate or collections staff. Elektra does
     not  have  any  employees.   Personnel   services  are  provided  by  other
     subsidiaries of the Company.

     Store Format

     The Company's traditional Elektra stores range in size from 517 to 20,451 square feet, with an average of 4,927 square feet. In 1992, the Company introduced its MegaElektra superstore format. The Company's MegaElektra stores range in size from 2,045 to 27,179 square feet, with a target size of 8,611 square feet and an average size of approximately 9,373 square feet. The MegaElektra format allows the Company to increase its on-site inventory levels, increase the amount of floor space dedicated to its higher margin furniture products line, take advantage of certain economies of scale and lower the Company's out-of-stock position. The Company has expanded the size of its newer traditional stores in order to increase the number of items (Stock Keeping Units or "SKUs") and the amount of furniture in those stores. Each of the Company's MegaElektra stores offers approximately 410 SKUs, while each of its traditional Elektra stores typically offers approximately 190 SKUs.

     Location

     The Company operates Elektra stores in 247 cities in all 31 Mexican states. The following table sets forth information with respect to the distribution of the Company's traditional and MegaElektra stores in Mexico as of December 31, 1998:

                                    Number of Stores                                Store Area(m2)(1)
                       ------------------------------------------     --------------------------------------------
                                                         % of all                                       % of Total
        Zone           Traditional      MegaElektra       Stores      Traditional     MegaElektra      Sales Areas
------------------     -----------      -----------       ------      -----------     -----------      -----------

Mexico City(2)....          69              91             27.5%         31,686.5        79,139.5          27.1%

Center............          33              47             13.8          17,767.3        37,820.0          13.6

Northeast.........          27              53             13.8          11,220.6        51,487.0          15.3

Pacific...........          22              33              9.5          10,047.0        29,245.0           9.6

Guadalajara.......          29              28              9.8          12,237.9        25,072.0           9.1

South.............          23              51             12.7          11,109.5        42,252.0          13.0

Southeast.........          32              43             12.9          13,483.0        36,293.1          12.2
                           ---             ---            -----         ---------       ---------         -----
Total.............         235             346            100.0%        107,551.7       301,308.6         100.0%
                           ===             ===            =====         =========       =========         =====

---------------------
(1) Based on total area of each store. The Company does not maintain records of selling space, but estimates that the selling space in its stores ranges from 85% to 95% of total store area.

(2) Includes the metropolitan area.

     Expansion Plan

     The Company anticipates opening approximately 15 additional MegaElektra stores and four additional outlet stores in Mexico by the end of 1999. The Company also expects to continue its expansion strategy in Latin America in 1999 by opening 20 new MegaElektra stores in five countries: El Salvador, Guatemala, Honduras, the Dominican Republic and Peru. In addition, the Company intends to evaluate which of its existing traditional Elektra stores in Mexico could benefit from a conversion to the MegaElektra superstore format either by renovation or relocation. As of December 31, 1998, the Company had not specifically identified any such stores for conversion.

     The average cost of opening a new MegaElektra store in Mexico is approximately P$2.9 million, excluding the cost of inventory and real estate, while the cost of converting a traditional existing store into the MegaElektra format varies depending upon available space and required renovation and has in the past averaged approximately P$1.4 million. The average time required to set up a new store is approximately three months. The Company's traditional Elektra stores and MegaElektra stores utilize standardized modular racking, tiles, lighting and equipment. The modular design of the Company's stores allows it to quickly and inexpensively close under-performing stores and move the furniture, fixtures and inventory from such stores to new locations.

     Elektra stores are typically located in neighborhoods of Mexico's middle class. Criteria for the location of an Elektra store usually includes pedestrian traffic of at least 200 persons per hour during peak hours for a traditional
Elektra store and 250 persons per hour during peak hours for a MegaElektra store. The Company also considers automobile traffic in selecting store sites, although the Company believes that the majority of Elektra consumers walk to its stores or travel to the store by public transportation. The Company has in the past located its new stores primarily in the major metropolitan areas of Mexico. However, as the Mexican population outside the major metropolitan areas continues to increase rapidly, the Company believes that it will become increasingly important to locate stores in small-to-medium sized population areas of the country.

     The Company evaluates its Elektra stores on a continuous basis and closes those stores that do not meet performance targets. The Company generally negotiates provisions in its leases for Elektra store locations that permit the Company to terminate its leases on three months' notice.

     The following table provides a history of the Company's traditional and MegaElektra stores in Mexico since 1996:

                                                                                 Year ended December 31,
                                                                              -----------------------------
                                                                              1996         1997       1998
                                                                              ----         ----       ----

Traditional Stores:

    Number of stores open at beginning of period....................           296          261         254
    Number of new stores opened.....................................            10           19           2
    Number of stores converted to MegaElektra stores................           (39)         (25)         (2)
    Number of stores closed.........................................            (6)          (1)        (19)
                                                                              ----         ----       -----
    Number of Traditional stores open at end of period..............           261          254         235

MegaElektra Stores:
    Number of stores open at beginning of period....................           104          197         272
    Number of new stores opened.....................................            54           50          56
    Number of stores opened by conversion of Traditional stores.....            39           25          19
    Number of stores closed.........................................             0            0          (1)
                                                                             -----        -----       -----
    Number of MegaElektra stores open at end of period..............           197          272         346

Traditional Stores and MegaElektra Stores:
    Number of stores open at beginning of period....................           400          458         526
    Total number of stores open at end of period....................           458          526         581

Store Operations

     The Company has developed a standardized system for operating its Elektra stores. The system includes procedures for inventory management, transaction processing, customer relations, store administration, merchandise display and installment sales policies. As part of this effort the Company has developed and maintains operating manuals outlining the Company's procedures relating to, for instance, maintenance, security and accounting. The Company's store operations in Mexico are organized into nine operating areas. The operating areas contain four to five geographical regions, with each region consisting of nine to 15 stores. The Company's management structure provides that store managers generally report to regional managers who report to area managers who, in turn, report to management at the Company's headquarters in Mexico City.

     The Company's Elektra stores in Mexico are open every day of the year, except New Year's Day, usually from 9:00 a.m. to 9:00 p.m. A typical traditional Elektra store is staffed by a full-time manager, one installment sales manager, one credit investigator and two collectors and, on average, five sales and support personnel. A typical MegaElektra store has the same staff composition except that the number of sales and support employees ranges from 15-20, depending on the size of the store. The Company centralizes the investigation and collection functions of its Elektra operations within a city when doing so is more efficient than handling such function at the individual store level. In Mexico City and Guadalajara, the credit investigation function has been centralized and is performed by a staff of 51 and 11 investigators, respectively. The Company's sales personnel operate on a sales commission basis, and store managers typically receive quarterly bonuses based on the profitability of the stores.

     Training and Standardization

         The Company considers the training of its staff at its Elektra operations a high priority to ensure the highest levels of customer service. The Company recognizes that the success of a retail operation ultimately depends in large measure on the level of service provided by its personnel. Every employee from a cashier to a division manager receives a description of his or her responsibilities and on-going training to help them develop the professional and personal characteristics necessary to provide Elektra's customers with the highest level of service. Employees are regularly briefed on the performance of their store and of the Company as a whole. In 1998, approximately 20,500 Company employees received training at Elektra University temporary education sites set up throughout the country. The Company's in-house school of excellence, which includes model Elektra and Hecali stores and offers over 1,156 educational programs. Elektra University also provides employees with skills training designed to train new employees and to keep current employees informed of changes and modifications to the Company's operating procedures as well as to demonstrate new products. New store employees generally receive two weeks of training at Elektra University prior to assuming responsibilities, and new store managers and credit managers, as well as new sales and credit regional managers, receive one month on average of training at Elektra University. In addition, the Company offers continuing education programs to its existing employees. During 1998, there were 12 of these programs, known as "Diplomados", that consisted of 230-hour-long courses designed to develop management skills for the Company's store, regional and administrative managers. These courses are taught at the Centro de Desarrollo Empresarial y Ejecutivo of the Instituto Tecnologico y de Estudios Superiores de Monterrey, one of the most prestigious business schools in Mexico.

     The Company operates quality assurance laboratories at its distribution centers in order to conduct random testing of products and approve new products as part of the Company's on-going efforts to ensure the quality of the products it sells.

     Information Systems

     The Company employs 180 computer professionals and has developed a computerized management information system for its Elektra operations in order to improve the efficiency of its accounting, control and financial management operations. The system operates a proprietary software package on an IBM AS/400 System. The system permits the Company's management across the Company's entire store network to generate daily information on sales, gross margins, shrinkage and inventory levels by store and by SKU. The system also allows the Company to compare current performance against historical performance and the current year's budget and goals. The Company's system not only permits the Company to track inventory levels and replacement requirements, but also permits the Company's management to make projections of the expected sales performance by store and by SKU, considering among other variables their seasonal index, the economic cycle and sales trends. These projections allow the Company to determine more efficiently the stock and mix of merchandise in each store.

     The Company has implemented a system to provide real-time satellite communications between the individual Elektra stores and the Company's headquarters. This system utilizes point-of-sale technology from which sales information is collected on a real-time basis. This system facilitates the flow of information between the Company's stores and from the Company's stores to its headquarters, thereby improving distribution of merchandise and facilitating the expansion of the Company's installment sales operations. In addition, the Company is continuing to design new systems and modifies existing systems, particularly in the distribution areas. The Company has also established electronic data interchanges with all of its major suppliers to facilitate replenishment of inventory.

     Capital expenditures for information systems were P$90.1 million in 1996, P$262.3 million in 1997 and P$104.4 million in 1998.

     Purchasing and Distribution

     An important element of the Company's marketing strategy is its ability to offer a wide selection of name brand products to its customers. The Company currently has a network of approximately 170 suppliers for its electronics, appliances and furniture products and directly imports approximately 10.5% of these products. The Company typically does not maintain long-term purchase contracts with suppliers and principally operates on a purchase order basis. Although certain vendors are significant to the Company's business because of their name recognition, the Company does not believe that its business is dependent upon any one vendor or particular group of vendors. The Company's operations have not been materially adversely affected by any limitation on, or loss of the supply of any merchandise. However, world political and economic events, such as export-import controls and the value of the Peso relative to other currencies, over which the Company has no control, affect the Company's cost of goods sold. Changes in any of these variables could negatively affect the Company and its results of operations.

     The Company's centralized merchandising and buying group for Mexico consists of a staff of seven buyers who purchase substantially all merchandise for the Company's Elektra stores. Buyers are assisted by a sophisticated management information system that provides them with current inventory, price and unit sales information by SKU, thus allowing the Company to react quickly to market changes and to avoid inventory shortages or surpluses. The Company believes that its centralized purchasing system enhances its buying power and increases its ability to obtain favorable pricing and delivery terms from its suppliers.

     The Company currently distributes products to its Elektra stores from a 215,278 square foot warehouse and distribution facility located in Mexico City with satellite distribution centers in Guadalajara (50,590 sq. ft.), Monterrey (39,826 sq. ft.), Tijuana (24,219 sq. ft.), and Chihuahua (21,527 sq. ft.), and a support facility in Laredo, Texas. Deliveries to the Company's Elektra stores are made primarily by contract trucking carriers, although the Company has a nominal number of trucks at each distribution center for movement of merchandise between stores and for special delivery requirements. Management believes that the Company's distribution centers and support facilities significantly reduce freight costs and delivery time by providing warehouse space relatively close to the Company's stores.

     Competition

     The  Company's  electronics,  appliance and  furniture  retail  business is highly competitive in all product categories and is characterized by high inventory turnover and low profit margins (profit as a percentage of sales). Earnings primarily depend upon the maintenance of high per-store sales volumes, efficient product purchasing and distribution and cost-effective store operations. The Mexican retail sector is fragmented and consumers are served by a number of formats, including traditional formats such as independent retail stores, modern formats such as retail chains and department stores, and informal outlets such as street vendors and markets. Management believes, however, that no competing business has the combination of a specialization in consumer electronics, major appliances and household furniture, national coverage, availability of an installment sales program and experience selling to the middle class that the Company possesses. Also, department stores and discount clubs that carry the same merchandise lines as the Company generally offer less product variety than the Company.

     Certain major U.S. retailers have established joint ventures with Mexican retailers and have opened stores in Mexico. The Company expects that other U.S. retailers will do so in the future. Moreover, the Company believes that NAFTA, which established a North American "free trade" zone and generally eliminates import duties, tariffs and barriers among Mexico, the United States and Canada, will facilitate the entry of U.S. retailers into the Mexican market. The Company also competes against a significant informal or "black" market for the products it carries. The Company believes that its extended warranties, repair service and credit availability provide it with a competitive advantage over the lower-priced goods sold in this informal market. Although the Company is a leading specialty retailer that is well positioned to effect its strategy, there can be no assurance that the Company's performance will not be adversely affected by increased competition from these and other sources.

     The Company acquired its most significant competitor in Mexico, Salinas y Rocha, S.A. ("SyR") on March 10, 1999. See "Description of Business-Salinas y Rocha." The Company continues to face strong competition from Singer, Muebleria Nueva and Famsa. The Company also faces competition from several regional chains. The following table sets forth certain information concerning what the Company believes are its primary competitors in Mexico.


Competitor                    Estimated Primary Region of Operations         Number of Stores(1)
----------                    --------------------------------------         ------------------
Singer                        National                                                   176
Famsa                         Central and Northeast Mexico                               110

Electro Muebles               Central and Western Mexico                                 110

Salinas y Rocha(2)            Central and Northeast Mexico                                96
Coppel                        Northwestern Mexico                                         42
La Curacao                    Southeast                                                   34
Viana                         Mexico City and Metropolitan Area                           34
Ahorra$I                      Mexico City and Metropolitan Area                           22
Distribuidora Rodriguez       Northeast                                                   14
Muebleria America             Guadalajara                                                 13
Ekar de Gas                   Western                                                     11

---------------
(1) Estimates of the Company, as of December 31, 1998.

(2) The  Company  acquired  Salinas y Rocha on March 10,  1999.  See  "Salinas y
Rocha."

     The Company, with 162 Elektra stores in the Mexico City metropolitan area, believes it is a leading specialty retailer of consumer electronics, major appliances and home furniture in that region. In Mexico City, the Company considers its major competitor to be Singer in the electronics, appliance and furniture retail market. Except for Singer, in regions of the country outside Mexico City, most of the Company's formal competitors are regional and local department and specialty stores. The Company believes that, through its Elektra operations, it is well positioned to compete in all of its markets in Mexico.

Money Transfer Business

     General

     Through its Elektra operations in Mexico, the Company participates in two separate sectors of the money transfer business. Through "Dinero en Minutos," the Company is involved in a business association with Western Union Financial Services, Inc. to transfer funds electronically from abroad, primarily the United States, to Mexico. Through the Company's wholly-owned subsidiary "Dinero Express," Elektra stores offer customers electronic money transfer services within Mexico. During 1998, Elektra generated P$306.5 million in revenue from Dinero en Minutos and Dinero Express.

     Dinero en Minutos

     In October  1993,  Elektra  entered into certain  joint  arrangements  (the
"Joint Venture Arrangement") with Western Union Financial Services, Inc. ("Western Union") to provide electronic money transfer services in Mexico. These arrangements provided the Company with the benefit of increased customer traffic in its stores and also generated U.S. Dollar revenue for the Company. Under the Joint Venture Arrangement, Western Union's worldwide network of agents originated electronic money transfers to Mexico, and Elektra's domestic network of stores, as well as certain banks and other retailers that do not compete directly with the retail operations of Elektra, distributed such electronic money transfers as agents in Mexico. Western Union's Will Call Money Transfer Service (the "Will Call Service") was marketed through the Joint Venture Arrangement in Mexico under the trade name "Dinero en Minutos."

     Western Union is a wholly-owned subsidiary of First Data Corporation, a leading provider of non-bank money transfer and bill payment services throughout the world, with a network of over 50,000 agents in over 160 countries. The Company believes that Western Union is the largest provider of electronic money transfer services to Mexico, with over 50% of the total market, transferring the equivalent of over US$1.5 billion per year into Mexico (the total amount transferred into Mexico was U$2.9 billion for 1998).

     In January 1996, Elektra sold its interests in the entities established pursuant to the Joint Venture Arrangement to American Rapid Corporation Inc., a wholly-owned subsidiary of Western Union ("American Rapid"), for US$20 million and received its share of all undistributed net profits in the form of a dividend. In addition, Elektra and Western Union entered into an Exclusive Services Agreement dated January 11, 1996 (the "Exclusive Services Agreement"), which provided the framework for the continued service by Elektra as an agent for Western Union's Will Call Service in Mexico. Pursuant to the Exclusive Services Agreement, Elektra received US$142 million, which was deposited in escrow with First Bank, National Association (the "Escrow Agent"), in consideration for (i) the services to be rendered pursuant to the agency agreements described below, (ii) terminating the prior agreement relating to foreign exchange gains and (iii) agreeing to certain noncompete covenants. The Company has caused the money deposited in escrow to be invested in 2% of the capital stock of each of Elektra, Elektrafin and Importaciones Electronicas Ribesa, S.A. de C.V., each a subsidiary of the Company. These subsidiaries in turn applied the funds to repay short-term debt of the Company, to reduce accounts payable to suppliers of the Company, to pay a portion of the cash consideration of the Company's investment in Casa and for general corporate purposes.

     Under the Inbound Agency Agreement, dated January 11, 1996 (the "Inbound Agency Agreement"), between Elektra and American Rapid (entered into pursuant to the Exclusive Services Agreement between Elektra and Western Union), Elektra acts as one of the authorized agents used by Western Union to implement and provide the Will Call Service in Mexico. This service consists of the transfer of money originating outside Mexico by persons who pay Western Union's agents an amount in U.S. Dollars (or an appropriate local currency) to be sent to persons in Mexico who receive such amount in Pesos. The Company transferred the equivalent of US$532.8 million in 1997 and US$570.7 million in 1998. The Company believes that, based on its 1998 volume, it is the third-largest money transfer agent in Mexico. Elektra receives an agency fee in U.S. Dollars in respect of the transactions completed during each month.

     Western Union and Elektra entered into a Foreign Exchange Agreement, dated January 11, 1996 (the "F/X Agreement"), whereby Elektra receives a percentage of the net foreign exchange gain with respect to the portion of the money transfer business for which Elektra provides services. Under the F/X Agreement, until January 11, 2000 Elektra will receive a reduced percentage of the net foreign exchange gain on monies transferred into Mexico for which Elektra acts as the agent and thereafter such percentage shall be increased. The net foreign exchange gain for each month is paid in U.S. Dollars.

     Competition

     The Company believes that Western Union, through the Inbound Agency Agreement and, pursuant to a separate agreement, through Telecomm, a decentralized agency of the Ministry of Communications and Transportation of Mexico, accounted for over 50.7% of the electronic money transfer business into Mexico in 1998. Western Union's major competitor in the electronic money transfer business to Mexico is MoneyGram. MoneyGram has an agreement with Banco Nacional de Mexico, S.A., and the Company believes that MoneyGram transacts approximately 20.4% of the electronic money transfers to Mexico. First Data Corporation, which in 1996 owned a controlling interest in both Western Union and MoneyGram, disposed of its interest in MoneyGram in December 1996 pursuant to a consent decree. The Company believes that the remainder of the market consists primarily of relatively small, often family-run, operations and some smaller money transfer chains, primarily located in California and Florida, which generally have less than 50 agents each.

     Dinero Express

     The Company believes that Dinero Express is the first standardized intra-Mexico money transfer service offered to Elektra's customer demographic by a large company. From the startup of Dinero Express's operations in February 1996 through December 31, 1998, the number of money transfers handled by Dinero Express grew at a compounded average monthly rate of 9.2%. The number of money transfers grew 38% during 1998. The Company believes that Dinero Express has brought an increase in store traffic, and that television advertising through TV Azteca has been a large factor in the success of this business.


New Products

     Savings Accounts Services

     In August 1997, the Company launched in Mexico its savings account service as part of a strategic alliance with Grupo Financiero Serfin ("Serfin"). Through this alliance the Company promotes savings by Elektra's low to middle income customer base. This savings account service enables Elektra's customers to open Serfin Bank savings accounts in the Company's network of stores throughout Mexico. The Company believes that this venture increases the financial products and services being offered to the middle class consumer in Mexico, the majority of whom have formerly depended primarily on informal savings mechanisms.

     Elektra offers a savings account named "Guardadito" ("Little Savings"). The Company views this product as providing further opportunities for customers to visit the Company's stores as well as providing increased profits from commissions from Serfin. A minimum deposit of P$20 is required to open an account, but there are no direct commissions or fees paid by the customer, and the savings in the account generate interest.

     There are two different types of "Guardadito" accounts: "Guardadito Ahorro," which consists of a passbook savings account that generates interest, and "Guardadito Tanda," which consists of a savings club whereby the customer deposits a fixed amount of cash (a minimum of P$20) on a weekly basis for a certain term (8 to 52 weeks) after which the customer receives the total amount of cash saved along with the earned interest.

     As of December 31, 1998 there were 452,000 "Guardadito" savings accounts maintained by Serfin with an average balance of approximately P$200.

     Extended Warranties

     In September 1997, the Company launched in Mexico its extended warranty service that includes warranty certificates and additional service contracts under the trademark of "Milenia."

     The extension of a product warranty is only available for electronics and appliances merchandise. There are three terms of extended warranties: two, three and five year. The program's goal is for the Company's customers to rely on a professional product maintenance service and to achieve a penetration of six percent of Elektra's total sales. Under the extended warranty program the Company independently repairs and provides maintenance for products when they are not covered by the manufacturer's warranty. The Company's customers can pay the price of the warranty through the Company's installment sales program on the same credit terms that apply to the merchandise.

     As of December 31, 1998, the Company sold 317,000 extended warranties with an average price of P$425.

     Photo Products and Processing Services

     In January 1997, the Company began offering photo processing services at selected Elektra stores in Mexico under the trademark of "Fotofacil." The photography kiosks at the Company's Elektra stores offer products such as film, cameras, photo albums, batteries, frames and audiocassettes, as well as services such as film development and ID photography. The space required in Elektra stores for installation of photography minilabs is approximately 107.6 square feet (10 square meters). Generally, two specialized salespersons staff each minilab. The average development time for a roll of film is one hour.

     As of December 31, 1998 the Company had installed Fotofacil kiosk in 80 Elektra stores which generated a total of P$12.0 million in revenue. The Company expects to install 50 additional Fotofacil kiosks in its Elektra stores by the end of 1999.

Investment in Comunicaciones Avanzadas, S.A.

     Casa

     On March 26, 1996, the Company purchased 35.8% of the capital stock of Comunicaciones Avanzadas, S.A. ("Casa"), a holding company through which the Controlling Shareholders (as defined in Item 4, "Control of Registrant") own their interests in TV Azteca and COTSA (as defined below). Casa indirectly owns 40.4% of the outstanding common stock and 51% of the voting stock of TV Azteca and 40.4% of the outstanding common stock and 50.0% of the voting stock of COTSA. The Company acquired its interest in Casa in exchange for capitalizing US$45.4 million of accounts receivable due from Casa and its subsidiaries to the Company, and payment of US$62.2 million in cash which was applied by Casa to the repayment of bank debt incurred in connection with the acquisition of interests in TV Azteca and COTSA. The Company acquired non-voting "N" shares in Casa, together with the right to exchange such "N" shares into "N" shares of TV Azteca and of COTSA. The Company has the right to exchange all of the Casa "N" shares for approximately 170 million TV Azteca shares (representing 9.3% of the capital stock of TV Azteca) and up to approximately 44 million COTSA "N" shares (representing 14.2% of the capital stock of COTSA). Elektra may make such exchange, in whole or in part, at any time prior to March 26, 2006. See Item 13, "Interest of Management in Certain Transactions--Purchase of Casa `N' Shares."

     TV Azteca

     In July 1993, an investor group, including the Controlling Shareholders of the Company, acquired a controlling interest in TV Azteca, a multi-media communications company that is one of Mexico's two over-the-air television broadcasters. TV Azteca owns and operates two national networks and more than 250 commercial annual-and-operatedrepeater stations.

     TV Azteca is the second largest television broadcasting company in Mexico. TV Azteca is a holding company with three principal subsidiaries: Television Azteca, S.A. de C.V. ("Television Azteca"), Azteca Digital, S.A. de C.V.
("Azteca Digital") and Grupo TV Azteca, S.A. de C.V. ("Grupo TV Azteca"). Television Azteca and Azteca Digital own and operate all TV Azteca's broadcast assets, including the licenses to operate television transmitters, TV Azteca's transmission equipment and TV Azteca's headquarters and production studios in Mexico City. Substantially all payments to TV Azteca from advertisers are made through Grupo TV Azteca.

     TV Azteca owns and operates two national television networks through two anchor stations in Mexico City and numerous other stations located throughout Mexico that rebroadcast the signals of TV Azteca's Mexico City stations. Although most of the stations outside Mexico City are repeater stations that solely rebroadcast the anchor stations' signals, stations in 31 of Mexico's larger metropolitan areas broadcast local programming and advertising in addition to the national programming and advertising broadcast by the anchor stations.

     Azteca 7 in Mexico City is broadcast throughout Mexico (the "Azteca 7 Network"), 20-24 hours a day, seven days a week. The programming on the Azteca 7 Network primarily consists of situation comedies, children's programs, entertainment news programs, game shows and sports. In 1998, TV Azteca produced approximately 55% of Azteca 7's weekday, prime-time programming hours, and 31% of its total programming hours.

     Azteca 13 in Mexico City is broadcast throughout Mexico (the "Azteca 13 Network"), 20-24 hours a day, seven days a week. The programming for the Azteca 13 Network primarily consists of soap operas ("telenovelas"), news, talk shows, musical variety programs and sports. In 1998, TV Azteca produced approximately 96% of Channel 13's weekday, prime-time programming hours, and 67% of its total programming hours.

     Most of the stations of the Azteca 7 and Azteca 13 Networks outside Mexico City are repeater stations that solely rebroadcast programming received from the Mexico City anchor stations and do not have any sales or programming personnel. With respect to 30 of its local broadcast facilities outside Mexico City, including its Monterrey, Guadalajara, Tijuana, and Veracruz facilities, however, TV Azteca developed its stations into part time broadcasters of local programming and advertising. For 24 of its local stations outside Mexico City, TV Azteca has entered into contracts with local business partners pursuant to which they may sell advertising time to local advertisers. In each case, the local partners are required to provide their own office facilities and to purchase the necessary equipment to block the national signal and insert a local signal. TV Azteca controls the time periods during which the national signals may be blocked and also restricts the sale of local air-time to its national advertisers.  TV  Azteca  receives  the  majority  of  local  advertising  sales generated by these local stations and has the right to terminate the relationship at any time by returning the partners' investment in the insertion equipment. TV Azteca operates six of its local stations outside Mexico City without local partners.

     In addition to the insertion of local advertisements, certain of the Company's local stations broadcast programs produced and financed by the local partners. Locally-produced programs include news, game shows, sports and other programs. In 1996, 1997 and 1998, the Company's local television stations produced approximately 4,600, 5,000 and 7,100 combined hours, respectively, of programming for viewing on those stations.

     TV Azteca believes that its ability to provide a diverse mix of quality programming has been, and will continue to be, one of the primary factors in maintaining and increasing its overall ratings and share of the Mexican television audience. Since 1994, TV Azteca has focused on acquiring and producing programming that appeals to most Mexican television viewers, rather than targeting specific segments of the Mexican television audience.

     COTSA

     The Controlling Shareholders have also acquired a controlling interest in Grupo COTSA, S.A. de C.V. ("COTSA"), whose principal business is the ownership and operation of a chain of movie theater properties.

     As of December 31, 1998, COTSA operated 24 movie theaters in large cities throughout Mexico with a total of 98 screens. Fifteen of COTSA's movie theaters are located in Mexico City. According to Camara Nacional de la Industria Cinematografica (the Mexican movie theater industry trade organization), Mexican movie theater ticket sales amounted to approximately P$1,281 million, P$1,991 million and P$1,335 million in 1996, 1997 and 1998 respectively. COTSA's ticket sales declined during this period, however, from P$192 million in 1995 to P$75 million in 1998, principally due to the closing of a number of COTSA's unprofitable movie theaters. COTSA's ticket sales continue to decline due to the closing of additional movie theaters.

     Of the movie theaters operated by COTSA as of December 31, 1998, four were owned, four were rented from private parties under leases of varying duration, and 16 were rented from Fideicomiso Liquidador de

Instituciones y Organizaciones Auxiliares de Credito (FIDELIQ), a Mexican government trust, under a long-term lease that grants COTSA a right to purchase the theaters at fair market value any time prior to the end of 1999. COTSA expects to purchase a number of these theaters in 1999. COTSA spent approximately US$0.28 million for the refurbishment of its movie theaters in 1998 and plans to remodel some of its theaters into the multiplex format.

     During the years ended December 31, 1996,1997 and 1998 COTSA operated 63, 108 and 98 screens, respectively. COTSA management's current strategy is to increase its revenue and operating cash flow by continuing to operate its most successful movie theaters and closing or ceasing to rent movie theaters whose ticket sales are declining.

TV Azteca Expansion into Latin America

     The Company considers TV Azteca's expansion plan into Central and South America as a key component for the implementation of its own expansion strategy in the region.

     Television Channel 12 in El Salvador

     In 1997, TV Azteca purchased a 75% interest in Canal 12 de Television, S.A. de C.V. ("Channel 12"), which owns and operates an over-the-air national television network in El Salvador. Under the terms of the agreement, TV Azteca agreed to pay a total purchase price of approximately US$7 million, approximately US$2 million of which was paid on April 1, 1997. TV Azteca agreed to pay the remainder of the purchase price in five equal annual installments through December 2001, with interest paid quarterly at an annual rate of 11.5%.

     UHF Channel 35 in Guatemala

     In 1997, TV Azteca purchased a 75% interest in a UHF broadcast license for Channel 35 in Guatemala City, Guatemala ("Channel 35"). TV Azteca paid a total purchase price of approximately US$200,000.

     Television Channel 4 in Chile

     In January 1998, TV Azteca purchased a 75% interest in Compania Chilena de Television, a Chilean television network popularly known as "La Red" which owns and operates an over-the-air national television network in Chile, and broadcasts on Channel 4 in Santiago ("Channel 4"). Under the terms of the agreement, TV Azteca agreed to pay a total purchase price of approximately US$10.3 million, approximately US$5 million of which was paid on January 18, 1998. TV Azteca will pay the remainder of the purchase price in two equal annual installments through 2000, with interest paid quarterly at an annual rate of 9%.

     Television Channel 4 in Costa Rica

     In June 1998, TV Azteca purchased a 35% interest in Canal 4 de Costa Rica, an over-the-air national television network in Costa Rica, which broadcasts on Channel 4 in San Jose. Under the terms of the agreement, TV Azteca paid a total purchase price of approximately US$2 million and controls management and operations of Canal 4 de Costa Rica.

Employees

     As of December 31, 1998, the Company, in maintenance of its Elektra and Elektrafin operations in Mexico, employed approximately 9,200 people on a full-time basis. Neither Elektra nor Elektrafin directly has any employees; personnel services are provided by other subsidiaries of the Company. The Company employs part-time employees to meet seasonal needs as necessary. At December 31, 1998, approximately 26% of the

Company's employees who worked in Elektra stores worked in Mexico City and the remaining employees were located throughout the rest of the country. Approximately 65.9% of the Company's full-time employees who worked in Elektra stores were, as of December 31, 1998, represented by one of nine unions. Mexican labor laws require that union contracts must be reviewed yearly and fringe benefits must be reviewed every other year. The average salary increase contained in each of the new collective bargaining agreements during the past year for the union employees referred to above was below the average inflation rate in Mexico. The Company believes its relations with the employees involved in Elektra and Elektrafin operations; it has not experienced a strike since 1983.

Trademarks

     The Company's "Elektra" and "MegaElektra" trademarks are registered with the Mexican Institute of Intellectual Property (Instituto Mexicano de la Propiedad Industrial) of the Ministry of Commerce and Industrial Development (Secretaria de Comercio y Fomento Industrial).

ELEKTRA'S OPERATIONS IN LATIN AMERICA

General

     In April 1997, the Company began its electronics, appliances and furniture retail operations in Latin America through the opening of four stores in Guatemala. This was the first step of an expansion process that has, as of December 31, 1998, resulted in the Company opening 83 Elektra stores outside Mexico.

     The Company believes that its strengths in management, credit and marketing expertise, technological infrastructure, margins and other factors will enable it to compete successfully in various markets in Latin America and, over time, become a leading competitor in the region.

     The  following   table  sets  forth  certain   demographics   and  economic
information with respect to each one of the four Latin America countries (other than Mexico) in which the Company operates:

                                            Annual                            Gross Domestic      Per Capita Gross
                          Population      Population         Literacy            Product          Domestic Product
                          (millions)     Growth Rate           Rate           (US$ billions)            (US$)
                          ----------     -----------           ----           --------------      -----------------
Guatemala                    12.0           2.71%             55.6%               $45.8                $4,000

El Salvador                   5.8           1.57%             71.5%               $17.8                $3,000

Honduras                      5.8           2.33%             72.7%               $12.7                $2,200

Dominican Republic            8.0           1.63%             82.1%               $38.3                $4,700

Peru                         26.1           1.97%             88.7%              $110.2                $4,420

Source:  The World Factbook 1998, Central Intelligence Agency.

         For its expansion into Latin America, the Company established in each one of the five countries in which it operated as of December 31, 1998 a corporation organized under the laws of such country. These corporations are owned by Elektra Centroamerica, S.A. de C.V., an indirect subsidiary of the Company, which is organized under the laws of the United Mexican States. The Company's Latin American retail operations headquarters are located in San Salvador, the capital of El Salvador.

     The names of the corporations through which the Company operates in each country are as follows:

         Country                                      Corporation                               First Store Opening Date
------------------------- -------------------------------------------------------------- ---------------------------------
Guatemala                 Mercantil Agricola, S.A.                                                  April 25,1997
El Salvador               Importadora y Exportadora Elektra de El Salvador, S.A.                    June 20, 1997
Honduras                  Comercializadora EKT, S.A.                                                November 14, 1997
Dominican Republic        Elektra Dominicana, S.A.                                                  November 28, 1997
Peru                      Elektra del Peru, S.A.                                                    September 18, 1998


Target Market

     The Company's target market for its international retail operations is similar to the target market for its domestic retail operations. See "Overview--Target Market." The profile of the Company's "typical" customer for its international operations is that of a person who is employed and owns his own home, but does not own a car and therefore shops in his neighborhood or at locations served by public transportation.

     The population in the Latin America countries other than Mexico in which the Company currently operates--Guatemala, El Salvador, Honduras, the Dominican Republic and Peru--is young: approximately 50% of the population is less than 24 years of age in these countries, according to the Latin American Center for Demographic Studies (CELADE), and the Company estimates that more than 70% of the population of these countries is in the middle class, as defined by the Company.

Merchandising and Marketing

     Merchandise Selection

     The Company, through its international Elektra stores that average approximately 807.9 square meters (8,696 square feet) of selling space, offers a broad range of internationally-recognized brand-name consumer electronics products, major appliances and household furniture at many different price points, with greatest inventory depth at the middle-to-lower price levels, generally similar to those offered in Elektra's domestic stores. The Company also sells its Elektra brand products at prices that are generally lower than the internationally- recognized brand-name products that the Company sells in the same product category.

     The following table sets forth the approximate percentages of total retail merchandise revenues (excluding mark-up for installment sales) from each of Elektra's principal product lines for its 1998 international operations:

                                                                   Year Ended December 31, 1998
                                        ---------------------------------------------------------------------------------
                                                                                                Dominican
                                        Guatemala         El Salvador          Honduras          Republic           Peru
                                        ----------------  --------------- ------------------ ----------------- ----------
Consumer electronics.............          47%            43%                42%                48%               63%
Major appliances.................          17%            22                 18                 20                 7
Household furniture..............          29%            20                 33                 28                24
Other products...................           7%            15                  7                  4                 6
                                          ---            ---                ---                ---               ---
         Total...................         100%           100%               100%               100%              100%
                                          ===            ===                ===                ===               ===

     These product lines are very similar to those of Elektra's domestic operations. The Company also sells in these Latin America countries consumer electronics and certain other products manufactured by GoldStar, Samsung and Daewoo under the Elektra brand name. Elektra brand products represented 3.4% of merchandise revenues in the Company's Latin America operations (excluding mark-up on installment sales) in 1998.

     The following table sets forth the Company's estimate of the store area devoted to its principal product lines in its international Elektra stores:

                                                                                                Dominican
                                       Guatemala          El Salvador          Honduras          Republic            Peru
                                  ---------------------- ------------------- ---------------- ----------------- ---------------
Consumer electronics.............       10%                   13%                11%                15%              31%
Major appliances.................       20                    21                 19                 24               53
Household furniture..............       64                    60                 67                 58               13
Other products...................        6                     6                  3                  3                3
                                       ---                   ---                ---                ---              ----
         Total..................       100%                  100%               100%               100%             100%
                                       ===                   ===                ===                ===              ====

     In 1998, the Company devoted significantly greater selling area to household furniture in its international stores because of the higher margins obtained on household furniture sales as compared to other product categories and because household furniture is traditionally less subject to comparison shopping and pricing pressures than other merchandise.

     Pricing Policy, Customer Service and Advertising

     The Company's policies for its international retailer operations in regards to pricing, customer service and advertising are practically the same as those applied to its operations in Mexico. See "Elektra Operations in Mexico--Pricing Policy", "--Customer Service" and "--Advertising." One difference, however, is that every international Elektra store has an Express Service stand that offers to the customer a fast repair service for small appliances and consumer electronics.

Installment Sales Program

     The Company's installment sales policies and procedures for its international retailer operations are the same as those applied to its operations in Mexico. See "Elektra Operations in Mexico--Installment Sales Program."

     The following table sets forth certain information concerning the Company's installment sales program for its Latin America operations:

                                                                    As of and for the Year Ended December 31, 1998
                                                                     (in millions of Ps. as of December 31, 1998)
                                                       ---------------------------------------------------------------------------
                                                                                                       Dominican
                                                       Guatemala       El Salvador       Honduras       Republic          Peru
                                                       -------------- ---------------- -------------- -------------- -------------
Accounts receivable retail customers-net (at
    period end)......................................  P$   80.4       P$    41.1       P$   64.3      P$    64.4     P$    25.8
Installment sales as a percentage of merchandise
    revenues(1)......................................       68.1%            75.0%           76.2%           85.1%          78.3%
Total number of open accounts (at period-end)             37,642           21,539          26,871          30,938          7,823
Average balance per retail customer (at period-end)..  P$2,133.4       P$ 1,910.7       P$2,393.6      P$ 2,082.6     P$ 3,299.4
Reserve for doubtful accounts as a percentage of
    gross retail receivables.........................       5.57%           12.20%           7.02%           6.78%          6.76%
Weighted average cost of receivables financing(2)....      12.14%           14.03%          29.07%          28.34%         14.07%

---------------
(1) Includes mark-up on installment sales

(2) Includes unsecured bank debt used to finance the receivables.

     The Company's accounting policy with respect to its Latin American retail operations is to record five percent of the value of the cash price of the merchandise sold pursuant to the Company's installment sales program, plus the mark-up, less the down payment, if any, as a provision for doubtful accounts.

     The following tables provide certain information concerning the Company's credit sales in the Latin American countries (other than Mexico) in which it operates:

     Installment sales as a percentage of total sales as of December 31, 1998:

         Guatemala                                               68.1%
         El Salvador                                             75.0
         Honduras                                                76.2
         Dominican Republic                                      85.1
         Peru:                                                   78.3
                                                                 ----
         Average:                                                75.5%


     Credit sales by term as a percentage of the face amount of the installment sales as of December 31, 1998.

                                                      13 Weeks        26 Weeks        39 Weeks        53 Weeks
                                                      --------        --------        --------        --------
Guatemala..........................................   1.9%            6.3%            73.0%           18.7%
El Salvador........................................   0.9%            4.3%            9.18%           85.8%
Honduras...........................................   0.9%            8.1%            12.6%           78.4%
Dominican Republic.................................   0.8%            6.2%            90.9%            2.1%
Peru...............................................   0.5%            2.1%            30.5%           66.9%
Total Average......................................   1.0%            5.4%            43.2%           50.4%

Distribution of customer receivables portfolio at period end by term

     Credit Sales

     The Company's pricing strategy for its international retailing operations is to provide customers with a choice of a cash price or an alternative weekly installment purchase price. Elektra customers in Latin America pay for merchandise on a weekly basis for a period ranging from 13 to 53 weeks. No statement of the effective interest rate included in the installment sales price is provided to the customer.

     Total credit sales in 1998 represented 75.5% of the Company's total sales for its international operations. Currently, 39-week installment sales plan is the most prevalent term utilized by customers of Elektra, and the Company expects the 39-week plan to remain constant as a percentage of the customer receivable portfolio until there are macroeconomic changes in the countries where the Company does business. As of December 31, 1998, 53-week plan sales represented 36%, 39-week plan sales represented 42.5%, 26-week plan sales represented 15.3% of installment sales, and 13-week plan sales represented 6.2% of the installment sales.

     Credit Approval

     Approval for an installment purchase of electronics, appliances or furniture in Elektra's international operations is similar to the process of credit approval for its domestic operation. See "Elektra Operations in Mexico--Installment Sales Program--Credit Approval." The Company requires the customer to complete an application form, execute a credit contract and a promissory note, and provide an official identification containing a photograph, a recent payroll receipt and evidence of home ownership such as a receipt for property taxes. In addition, a second party is normally required to guarantee the promissory note if the customer does not meet the applicable financial requirements or does not own a home. The customer's and second party's credit will be investigated prior to delivery of the merchandise. Generally, the customer will not be granted credit if the weekly payments would be in excess of 20% of the customer's weekly gross income. The management at the Company's headquarters in each country must approve installment sales where the cash portion is in excess of P$9,000. After a verification period (which can be as rapid as several hours or may take two or three days depending on a number of factors including store location and customer availability), during which an employee physically examines the customer's residence to check the accuracy of the application, the customer may be approved for the installment purchase.

     Installment sales on products sold through Elektra's international stores are documented by credit contracts and fixed-term promissory notes with fixed weekly payments and stated interest, if any. These promissory notes provide for a penalty interest rate in the event that payments are not made when due. Such penalty interest is computed daily on the past due payments until the payments are current.

     Collection

     The collection practices and repossession procedures used by the Company in its international retailer operations are regulated under each country's Commercial Code, Consumer Protection Act or similar law and the Civil Code. The Company's collection procedures for its Elektra international operations are implemented and monitored at the individual store level. At December 31, 1998, the Company had approximately 469 employees dedicated to installment sales collections and investigations for purchases in its international stores (144 credit employees in Guatemala, 87 in El Salvador, 86 in Honduras, 112 in Dominican Republic and 40 in Peru). Each international Elektra store has an installment sales manager who, under the supervision of the management at the Company's headquarters in each country, is responsible for extending credit and collecting that store's outstanding accounts in accordance with corporate guidelines. Customers make their weekly installment payments at the international Elektra stores, which are open seven days a week. In the event that the customer falls into arrearages greater than two weekly installment payments, a Company collector will begin to visit the customer at least once a week. If total arrearages exceed eight weekly payments, an installment sales supervisor will visit the customer weekly. When the customer's arrearages exceed 12 weekly payments, the matter is referred to the Company's legal department, which will send an attorney to the customer's house to settle the collection matter. In the event that a customer's total arrearages exceed 16 weekly payments, the Company may institute judicial procedures to settle the claim by obtaining a court order for attachment of the customer's assets. This procedure is parallel to the procedure for collection that Elektra uses in its domestic operations. See "Elektra Operations in Mexico--Installment Sales Program--Collection."

Stores

     At December 31, 1998, the Company operated 83 international Elektra stores. The total store area of these Elektra stores was in excess of 67,056 square meters (approximately 722,000 square feet). The Company owned four of these Elektra stores and leased the other 40 under mid-term leases that typically contain terms from five to ten years.

     The following table sets forth certain operating statistics for the Company's Latin America Elektra stores (outside Mexico) as of, and for the year ended December 31, 1998:

                                                                                            Dominican
                                              Guatemala     El Salvador      Honduras        Republic         Peru
                                            ------------- --------------- --------------- ---------------- ------------
Sales (millions)(1)....................        P$.206.3      P$  68.2        P$ 124.0        P$ 140.3       P$ 36.7

Number of stores.......................              24            14              14              21            10

Aggregate store area (m2)..............          19,888        11,405          10,930          16,258         8,575

Number of store employees(2)...........

Average selling space (m2).............             829           815             781             774           858

---------------
(1)  Excluding mark-up on installment sales.

(2)  This number is exclusive of corporate and collections  staff.


     Store Format

     The Company's international Elektra stores range in size from 4,252 to 19,246 square feet, with an average of 8,696 square feet of selling space. Elektra stores in Latin America offer approximately 500 SKUs.

     Location

     The Company operates Elektra stores in 44 cities in five Latin America countries outside Mexico. The following table sets forth information with respect to the distribution of the Company's stores in Latin America as of December 31, 1998:

     Guatemala

                                                    Number of     % of Total     Store Area    % of Total
                City                                 Stores       Num. Stores     (m2)(1)      Store Area
                                                   -------------------------------------------------------
                Guatemala                               9            37.5%         8,052           40.49%
                Chimaltenango                           1             3.6            708            4.2
                Coban                                   1             4.2          1,279            6.4
                Huehuetenango                           1             4.2            759            3.8
                Jutiapa                                 1             4.2            734            3.7
                Quetzaltenango                          2             8.3          1,587            8.0
                Retalhuleu                              1             4.2            781            3.9
                Santa Lucia                             1             4.2            868            4.4
                Escuintla                               1             4.2            752            3.8
                Mazatenango                             1             4.2            473            2.4
                Chiquimula                              1             4.2            872            4.4
                Pto. Barrios                            1             4.2            800            3.9
                Jalapa                                  1             4.2            768            3.9
                Santa Rosa                              1             4.2            868            4.4
                Zacapa                                  1             4.2            587            3.0

                ============================================================================================
                      Total                            24           100.0%         19,888        100.00%


     El Salvador

                                                    Number of     % of Total     Store Area    % of Total
                City                                 Stores      Num. Stores      (m2)(1)      Store Area
                                                   -------------------------------------------------------
                Sonsonate                               1             7.1%         1,029            9.0%
                San Miguel                              1             7.1            814            5.3
                Sta. Tecla                              1             7.1            530            4.7
                Usulutan                                1             7.1            887            7.8
                San Salvador                            6            42.9          5,062           44.4
                Santa Ana                               2            14.3          1,881           16.5
                Cojutepeque                             1             7.1            602            5.3
                Zacatecoluca                            1             7.1            600            5.3

                ============================================================================================
                      Total                            14           100.0%         8,737          100.00%

     Honduras

                                                    Number of     % of Total     Store Area    % of Total
                City                                  Stores      Num. Stores     (m2) (1)     Store Area
                                                    -----------------------------------------------------

                La Ceiba                                1             7.1%           755            6.9%
                Tegucigalpa                             8            57.1          6,501           59.5
                San Pedro Sula                          3            21.4          2,001           18.3
                Choluteca                               1             7.1            800            7.3
                Juticalpa                               1             7.1            873            8.0
                ============================================================================================
                      Total                             14          100.0%        10,930          100.00%

     Dominican Republic

                                                    Number of     % of Total    Store Area     % of Total
                City                                  Stores      Num. Stores    (m2) (1)      Store Area
                                                  ----------------------------------------------------------
                Higuey                                  1             4.8%           500            3.1%
                La Vega                                 1             4.8            783            4.8
                Puerto Plata                            1             4.8            738            4.5
                Santiago Rodriguez                      1             4.8            900            5.5
                Sto. Domingo                            7            33.3          6,094           37.5
                S. Pedro Macoris                        1             4.8            750            4.6
                S.Fco. del Macoris                      1             4.8            868            5.3
                Barahona                                1             4.8            563            3.5
                Haina                                   1             4.8            679            4.2
                San Cristobal                           1             4.8            515            3.2
                San Juan de la Maguana                  1             4.8            709            4.4
                Santiago de los Caballeros              2             9.5          1,600            9.8
                Santiago la Rotonda                     1             4.8            769            4.8
                Santiago Tabacalera                     1             4.8            790            4.9

                ============================================================================================
                      Total                             21          100.0%        16,258         100.00%

Peru

                                                    Number of     % of Total    Store Area     % of Total
                City                                  Stores      Num. Stores    (m2) (1)      Store Area

                Lima                                    10           100%          8,575          100%
                ============================================================================================
                      Total                             10          100.0%         8,575        100.0%
                Total International                     83                        67,056

---------------
(1) Based on total area of each store. The Company does not maintain records of selling space, but estimates that the selling space in its stores ranges from 85% to 95% of total store area.

     Expansion Plan

     The Company anticipates opening approximately 20 additional new international Elektra stores by the end of 1999, comprised of approximately two stores in Guatemala, one store in El Salvador, three stores in Honduras, one store in the Dominican Republic and 13 stores in Peru.

     The average cost of opening a new international Elektra store has been approximately P$3.1 million, excluding the cost of inventory and real estate. The average time required to set up a new store is approximately three months.

Store Operations

     The Company applies in its international retailer operations the same standardized system that it uses to operate its Elektra stores in Mexico. See "Elektra Operations in Mexico--Store Operations." The system includes procedures for inventory management, transaction processing, customer relations, store administration, merchandise display and installment sales policies. The Company's management structure for its international operations provides that store managers report directly to management at the Company's headquarters, which is usually located in each country's capital (with the exception of Honduras, where the Company's headquarters are located in the town of San Pedro Sula instead of the capital, Tegucigalpa).

     The Company's international Elektra stores are open every day of the year, except New Year's Day, usually from 8:00 a.m. to 8:00 p.m. A typical international Elektra store has the same staff composition as a MegaElektra store in Mexico. See "Elektra Operations in Mexico--Store Operations."

     Training

     For its international retailer operations, the Company has established in each country a training center and has an extensive in-house education program to train new employees, keep current employees informed of additions and modifications to its operating procedures and demonstrate new products. New store employees generally receive two weeks training in each country's training center prior to assuming responsibilities, and new store managers, credit managers, as well as sales and credit regional managers receive three months of training at the Elektra University located in Mexico City. In addition, the Company offers continuing education programs to its existing employees. Training consists of both product training and classes focused on the social and personal attributes important for the particular position.

     Purchasing and Distribution

     The Company's centralized merchandising and buying group for its international retailer operations consists of a staff of five buyers who purchase substantially all electronics, appliances and furniture merchandise for the international Elektra stores. All electronics and appliance merchandise is purchased in each country from local suppliers of brand name consumer electronics such as Sony, GoldStar, JVC, Aiwa, Samsung and Daewoo, and from local suppliers of major appliances such as Mabe, Vitro, Tappan, Atlas and Bosch. Household furniture merchandise such as living room furniture, complete kitchen units, dressers and mattresses are purchased in each country from local suppliers whereas bedroom furniture, dinettes, tables and chairs are generally purchased from Mexican suppliers.

     The Company currently distributes products to its international Elektra stores from a central warehouse and distribution facility that operates in each country. These warehouses are leased by the Company.

     The following table sets forth certain information regarding the warehouses from which the Company distributes products to its international Elektra stores:

     Country             Warehouse Location (City)     Warehouse Area (Sq. feet)
     -------             -------------------------     -------------------------
     Guatemala                Guatemala City                  53,819.5
     El Salvador              San Salvador                    21,527.8
     Honduras                 San Pedro Sula                  26,909.8
     Dominican Republic       Santo Domingo                   64,583.5
     Peru                         Lima                        76,746,7



     Deliveries to the Company's Elektra stores are made primarily by contract trucking carriers, although the Company has a nominal number of trucks at each distribution center for movement of merchandise between stores and for special deliveries.

     The computerized management information system developed by the Company for its Mexican Elektra operations has been adapted to meet the various subtle differences in terminology in each country as well as the unique tax requirements of each country. The system provides real-time satellite communication among the individual Elektra stores, each country's Company headquarters, the Company's Latin America operations headquarters (located in San Salvador) and the Company's main headquarters in Mexico City.

Competition

     The Company's electronics, appliance and furniture retail business is highly competitive in all product categories and is characterized by high inventory turnover and small profit margins as a percentage of sales. Earnings primarily depend on the maintenance of high per-store sales volumes, efficient product purchasing and distribution and cost-effective store operations. The retail sector throughout Latin America is fragmented and consumers are served by a number of formats, including traditional formats such as independent retail stores, modern formats such as retail chains and department stores, as well as informal outlets such as street vendors and markets. In general, the Company's competitors in this business include other specialty stores, independent electronics and appliance stores and department stores, some of which are national and international in scope and may have greater resources than the Company in that specific country.

     The Company also competes internationally against a significant informal or "black" market for the products it carries. The Company believes that its extended warranties, repair service and credit availability provide it with a competitive advantage over lower-priced goods sold in this informal market. Although the Company is well positioned, as a specialty retailer, to implement its strategy, there can be no assurance that the Company's performance will not be adversely affected by increased competition from these and other sources.

     The following table sets forth certain information concerning the Company's primary competitors in the four Latin American countries outside Mexico in which it operates:

     Country                   Competitor            Estimated Number of Stores
     -------                   ----------            --------------------------
     Guatemala                 La Curacao                        18
                               Tropigas                          17
                               Agencias Way                      60
                               Alvarenga                         14

     El Salvador               Prado                             22
                               La Curacao                        24
                               Tropigas                          10

     Honduras                  La Curacao                        24
                               Tropigas                          14

     Dominican Republic        La Curacao                        20
                               Frank y Ray Muebles               15
                               Corripio                          8
                               Plaza Lama                        5


     Peru                      CARSA                             55
                               La Curacao                        24
                               Tiendas Efe                       15
                               Mabila                            13
                               Saga Favela                       4
                               Hiraoka                           3
                               Ripley                            1


Employees

     As of December 31, 1998, the Company through its international Elektra operations employed approximately 875 people on a full-time basis. The Company employs part-time employees to meet seasonal needs as necessary. No employees of the Company are represented by any union in the Latin American countries outside Mexico in which it operates. The Company believes that its relations with these international employees have been good since its inception in 1997; the Company has never been subject to a strike by its international employees.

HECALI

     During the year ended December 31, 1996, the Company acquired 72% of the capital stock of Grupo Hecali, S.A. de C.V. ("Hecali") for Ps.58.3 million (nominal). During 1997, Hecali purchased capital stock from certain of its shareholders, thereby increasing the Company's equity stake to 94% of the capital stock of Hecali. In October 1998, the Company acquired the remaining 6% of Hecali's shares through the capitalization of debt in the aggregate principal amount of Ps. 155.4 million and a cash payment of Ps. 10.1 million.

     Hecali is a chain of clothing stores in Mexico that targets the same customers that comprise Elektra's target market. See "Overview--Target Market." At December 31, 1998, Hecali had 155 stores throughout Mexico. Hecali's pre-acquisition management has remained responsible for day-to-day operations and has remained as minority shareholders. The Company has applied the Elektra strategy at Hecali to expand the store network and has supported the organization with strong management, automated material handling, state-of-the-art information systems and communications, credit, intensive TV advertising and selling space leverage.

Merchandising and Marketing

     Merchandise Selection

     The Company, through its Hecali stores, which average approximately 3,560 square feet of selling space, offers a broad range of basic and sports apparel for men, ladies and children and sport shoes at many different price points, with greatest inventory depth at the middle-to-lower price levels. The following table sets forth the approximate percentages of total retail merchandise revenues (excluding mark-up for installment sales) from each of Hecali's principal product lines for 1996, 1997 and 1998:

                                                   Year Ended December 31,
                                           -------------------------------------
                                            1996           1997           1998
                                           ------         ------         ------
Men's clothing ....................          65.1%          63.4%          57.9%
Children's clothing ...............          16.7           18.8           16.7
Ladies' clothing ..................           3.3            6.7           17.5
Sport shoes .......................          14.9           11.2            7.9
                                           ------         ------         ------
         Total ....................         100.0%         100.0%         100.0%
                                           ======         ======         ======


     The following table sets forth the Company's estimate of the store area devoted to its principal product lines in its Hecali stores as of December 31, 1998:

Men's clothing.................          35.0%
Children's clothing............          12.5
Ladies' clothing...............          30.0
Sport shoes....................          22.5
                                        -----
         Total.................         100.0%
                                        =====

     Pricing Policy

     The Company's policy for its Hecali operations is to offer its products at cash prices that are the lowest or among the lowest in its markets. In addition, the Company designs its installment sales plan to provide its customers at its Hecali stores with financing for the products offered at an affordable weekly cost.

     Due to the Company's strategy of everyday low prices, the Company believes that it relies on markdowns of inventory at its Hecali stores to a lesser extent than many other retailers. A very small percentage of merchandise at Hecali's stores is determined to be obsolete and marked down.

     Advertising

     The Company's marketing strategy for its Hecali operations is very similar to Elektra's, emphasizing the same factors in attracting and retaining customers: quality service, merchandise variety, convenient store locations, installment sales availability, low prices, product availability, customer satisfaction and functional display format. The Company reinforces its marketing strategy through an aggressive advertising program utilizing television, radio, and in-store promotional circulars, all of which are designed and prepared by the Company's in-house advertising department.

Installment Sales Program

     This section describes the Company's installment sales policies and procedures for its Hecali operations as of December 31, 1998. Although these policies and procedures are generally applied throughout the Company's retail sales network, store managers and credit managers have the discretion to deviate within certain limits from these procedures when they find it is appropriate.

     Operations

     Hecali has provided in-store credit to its customers since January 1996. The Company has found that the availability of an installment sales program is an important factor in customer purchasing decisions, while at the same time strengthening customer loyalty and increasing overall revenues.

     The following table sets forth certain information concerning the Company's installment sales program on Hecali's products:

                                                                              As of and for the Year
                                                                                Ended December 31,
                                                                     --------------------------------------------
                                                                        1996           1997          1998
                                                                     ------------- ------------- ----------------
                                                                      (in millions of Ps. as of December 31, 1998)
Accounts receivable retail customers-net (at period end).........     N/A     Ps. 32,301.1     Ps. 71,862.0
Installment sales as a percentage of merchandise revenues(1).....    15.0%           27.0%            39.3%
Total number of open accounts (at period-end)....................     N/A           64,263          181,320
Average balance per retail customer (at period-end)..............     N/A        Ps. 502.6        Ps. 396.3

----------------------------------------------------
(1)  Includes mark-up on installment sales.

     The Company's accounting policy for its Hecali operations is to allocate five percent of the value of the cash price of the merchandise sold pursuant to the Company's installment sales program, plus the mark-up, less the down payment, if any, as a provision for doubtful accounts.

     Credit Sales

     The Company's pricing strategy for its Hecali operations is to provide customers with a choice of a cash price or an alternative weekly installment purchase price. In May 1998, the Company established a revolving credit sales program, which offers a credit line to the client and establishes a schedule of equal payments in a maximum period of 13 weeks. The Company does not provide the customer with a statement of the effective interest rate included in the installment sales price.

     Credit Approval

     Approval for an installment purchase requires the customer to complete an application form, execute a credit contract and a promissory note, and provide an official form of identification containing a photograph, a recent payroll receipt and evidence of home ownership such as a receipt for property taxes. To guarantee a promissory note, the customer is required to provide the invoice of a home appliance or an electronic product endorsed to the Company. In addition, a second party is normally required to guarantee the promissory note if the customer does not meet the applicable financial requirements or does not own a home. The customer and the second party's credit will be investigated prior to delivery of the merchandise. Generally, the customer will not be granted credit if the weekly payments would be in excess of the 15% of the customer's weekly gross income.

     Installment sales are documented by credit contracts and fixed-term promissory notes with fixed weekly payments and stated interest, if any. The promissory notes provide for a penalty interest rate to be assessed in the event that payments are not made when due. Such penalty interest is computed daily on the past due payments until the payments are current.

     Collection

     The collection practices and repossession procedures used by the Company are regulated under the Mexican Commercial Code, the Consumer Protection Act and the Mexican Civil Code. The Company's collection procedures for its Hecali retail operations are implemented and monitored at the individual store level. The Company currently has approximately 130 employees dedicated to installment sales collections and investigations in connection with Hecali operations.

Stores

     At December 31, 1998, the Company operated 155 Hecali stores. As of December 31, 1998, the total store area of the Company's Hecali stores was in excess of 36,422 square meters. At December 31, 1998, the Company owned four Hecali stores and leased 151 Hecali stores under mid-term leases that typically contain terms from five to ten years. Historically, the Company has not had difficulty in either renewing its expiring leases for its Elektra stores or finding alternate locations on comparable terms. Thus, the Company does not believe it will have difficulty in renewing its leases for the Hecali stores or finding alternate locations on comparable terms in the future. The Company intends to continue its policy of primarily leasing sites for store locations, attempting to secure ten-year leases whenever possible. However, it is possible that the Company may face increased competition for suitable store sites in the future.

     The following table sets forth certain operating statistics for Hecali stores as of, and for the year ended, December 31, 1998:

     Sales (millions)(1).....................................P$588.5
     Number of stores........................................    155
     Aggregate store area (m2)..............................53,617.9
     Number of store employees(2)............................  1,905

     -------------------
     (1) Excluding mark-up on installment sales.

     (2) This number is exclusive of corporate and collections staff.

     Store Format

     The Company's Hecali stores range in size from 1,195 to 10,268.7 square feet with an average 3,724.3 square feet of selling space.

     Location

     The Company operates Hecali stores in 109 cities in 28 Mexican states. The following table sets forth information with respect to the distribution of the Company's Hecali stores in Mexico as of December 31, 1998:

                                                                 Number of Stores             Store Area (m2)
                                                         ------------------------------  -----------------------
                                                                                                         % of
                                                                           % of all                      Total
           Zone                                                Hecali        Stores         Hecali       Stores
     ----------------------                              --------------- --------------  ------------ -----------
     South..........................................           55           35.5%           18,872        35.0%
     Mexico City....................................           29           18.7             9,420        17.5
     West...........................................           25           16.1             8,328        15.4
     Pacific........................................           21           13.5             8,058        14.9
     North..........................................           25           16.3             9,247        17.2
                                                             ------      --------           -------      ------
              Total.................................          155          100.0%           53,925       100.0%
                                                              ===          =====            ======       =====

     Expansion Plan

     The Company anticipates opening approximately 20 additional Hecali stores in Mexico by the end of 1999. The average cost of opening a new Hecali store is approximately P$0.93 million, excluding the cost of inventory and real estate. The average time required to set up a new Hecali store is approximately three months.

     The following table provides a history of the Company's Hecali store program as of December 31, 1996, 1997 and 1998.

                                                                                    Year Ended December 31,
                                                                             --------------------------------------
                                                                                1996          1997          1998
                                                                             ------------ ------------- -----------
Hecali Stores:
     Number of stores open at beginning of period..................            40              63            110
     Number of new stores opened...................................            23              48             50
     Number of stores closed.......................................             0              (1)            (5)
                                                                                -              ---            ---
     Number of Hecali stores open at end of period.................            63              110            155
                                                                               ==              ===            ===


Store Operations

     The Company has developed a standardized system for operating its Hecali stores. The system includes procedures for inventory management, transaction processing, customer relations, store administration, merchandise display and installment sales policies.

     The Company's Hecali stores open every day of the year, except New Year's Day, usually from 9:00 a.m. to 9:00 p.m. A typical Hecali store is staffed by a full time manager, one installment sales manager, one credit investigator and two collectors and, on average, five sales and support personnel. The Company's sales personnel at its Hecali stores operate on a sales commission basis, and store managers typically receive quarterly bonuses based on the profitability of the stores.

     Training

     Hecali store employees undergo the same training program as employees of Elektra stores. See "Elektra Operations in Mexico--Store Operations--Training and Standardization." This training consists of two weeks training prior to assuming responsibilities, while new managers receive three months of training. In addition, the Company offers continuing education programs to its existing employees.

     Purchasing and Distribution

     An important element of the Company's marketing strategy is its ability to offer a wide selection of name brand products to its customers. As of December 31, 1998, the Company had a network of approximately 500 suppliers, 68 of which supplied the majority of its Hecali products. The Company typically does not maintain long-term purchase contracts with suppliers and operates principally on a purchase order basis. Although certain vendors are significant to the Company's Hecali operations because of their name recognition, the Company does not believe that this business is dependent upon any one vendor or particular group of vendors. The Company's Hecali operations have not been materially adversely affected by any limitation on, or loss of, any supplier. World political and economic events, such as export-import controls and the value of the Peso relative to other currencies, over which the Company has no control, affect the Company's cost of goods sold.

     The Company's centralized merchandising and buying group for its Hecali operations consists of a staff of seven buyers who purchase substantially all merchandise for the Company's Hecali stores.

     The Company currently distributes products to its Hecali stores from its Mexico City warehouse. Deliveries to the Company's Hecali stores are made primarily by 17 contract trucking carriers although the Company has a nominal number of trucks at the distribution center for movement of merchandise between stores and special delivery requirements. The Company's contract carriers employ a fleet of approximately 77 trucks to deliver merchandise to stores. Management believes that the Company's distribution centers and support facilities significantly reduce freight costs and delivery time by providing warehouse space closer to the Company's Hecali stores.

     Competition

     In general, the Company's competitors in the clothing retailer business include other specialty stores, department stores and warehouse clubs, some of which are national and international in scope and have greater resources than the Company.

     The following table sets forth the name and number of stores of the principal competitors in Mexico.

                                                Estimated Number of
                                                      Stores
     Competitor                                (as of December 31, 1998)
     ----------                                -------------------------
     Gigante..............................              116
     Milano...............................              101
     Comercial Mexicana...................               81
     Bodega Aurrera                                      58
     Melody...............................               44
     Bodega Gigante.......................               40
     Tiendas del Sol......................               36
     Almacenes Garcia.....................               28
     Bodega Comercial Mexicana............               26
     El Armario...........................               17
     Mega Comercial Mexicana..............               14


     Although the Company is a leading specialty retailer that is well positioned to effect its strategy for Hecali, there can be no assurance that the Company's performance in its Hecali operations will not be adversely affected by increased competition from these and other sources. With 15 Hecali stores in the Mexico City metropolitan area, the Company believes it can achieve Hecali's goal of addressing the clothing needs of Elektra's customer base and providing fashionable attire for the entire Mexican family.

Employees

     As of December 31, 1998, the Company, through its Hecali operations, employed approximately 3,304 people on a full-time basis. At December 31, 1998, 61% of the Company's Hecali employees worked in Mexico City, while the remaining employees were located throughout the rest of the country. Approximately 100% of the Company's full-time Hecali employees were, as of December 31, 1998, represented by seven of nine unions. Mexican labor laws require that union contracts must be reviewed each year and fringe benefits must be reviewed every other year. The Company believes that its relations with these employees are good; since assuming control of Hecali in 1996, the Company has not been subject to a strike by its employees who work at Hecali stores.

SALINAS Y ROCHA

     On March 10, 1999, Grupo Elektra was announced as the winner of an auction held by a syndicate of banks in order to acquire a 94.3% stake in Grupo Salinas y Rocha, S.A. de C.V. ("GSyR') and the assumption of certain bank debt of Salinas y Rocha, S.A. de C.V. ("Salinas y Rocha" or "SyR"), a wholly-owned subsidiary of GSyR, in the aggregate principal amount of approximately U.S.$84.2 million. The Company won the auction with a bid of US$77.7 million.

     The predecessor of GSyR started operations in 1906 by manufacturing and selling furniture. Beginning in 1915, it expanded its line of business by manufacturing mattresses (an operation which has been discontinued). In 1920 it became the first company in Mexico to offer a credit program, opened traditional stores in various regions of the country and became the first chain with national coverage. GSyR's department store business commenced with the opening of a store in Monterrey in 1943, and a second store in Mexico City in 1945.

     Today, GSyR is a retail holding company, whose main wholly-owned subsidiary, SyR, sells furniture, household goods and clothes through two different formats: traditional stores and department stores. In addition, GSyR operates a credit business that has promoted and complemented its retail business

     GSyR is the specialty retailer with the longest track record in the Mexican market. Its brand name, "Salinas y Rocha" enjoys a high recognition among the middle and middle-low socioeconomic segments of the Mexican population. Regardless of the financial difficulties experienced by GSyR in recent years, the name "Salinas y Rocha" is still associated with "broad selection", "quality" and "accessibility" and has a significant share of mind among its target market.

     GSyR was, at the time of its acquisition by the Company, one of the largest specialty retailers in Mexico. It currently owns and operates a chain comprised of 96 stores, of which 86 are traditional stores and 10 are department stores. GSyR also has 21 warehouses and three distribution centers throughout Mexico.

     The following table sets forth certain operating data of GSyR:

                                      No. of stores    Surface   Leased stores
                                      -------------    -------   -------------
            Traditional stores             86           80,898          68
            Department stores              10           65,974           7
                                         ----                         ----
            Total                          96          146,872          75

     At December 31, 1998, GSyR and its subsidiaries had 3,485 employees, of whom 369 belonged to labor unions.

     Although GSyR will be operated independently from other subsidiaries of the Company, the Company expects that GSyR will benefit from being part of a group of companies with the largest number of the retail locations throughout Mexico. Including GSyR's stores, the Company has more than five times the number of stores of the next largest competitor in the industry.

     In June 1999, the Company entered into an agreement with El Puerto de Liverpool, S.A. de C.V. ("Liverpool"), in order to dispose the real estate, inventories, accounts receivable and the leasing rights of GSyR's department stores. The aggregate principal amount of this operation is 115.8 million Unidades de Inversion ("UDIs") (or the equivalent of Ps. 253.7 million or approximately U.S.27 million, as of June 22, 1999). In addition, Liverpool will substitute GSyR as the employer of those employees assigned to the department store operations.

     The Company's management cited the following key factors in acquiring GSyR:

     Strength of Retail Brand Name. The acquired stores will continue to operate under the nationally-recognized Salinas y Rocha brand name. Salinas y Rocha, which specializes in furniture and small appliances, caters to a different demographic group than the Company's current Elektra and Hecali stores. As a result, the acquisition may allow Grupo Elektra to increase its penetration of a higher income sector.

     Opportunities for Efficiency Gains. Management of the Company has stated that it intends to convert the Salinas y Rocha stores and warehouses to the Elektra system and organization within a few months of the acquisition. In 1998, the Company developed a new business management system that has the flexibility and capacity to meet the demands of the new chain.

     Opportunities for Creating New Value in Salinas y Rocha. The credit system managed by the Company will be gradually implemented in the Salinas y Rocha chain, and the same is expected to happen with some of the products and services offered by the Company. In addition, the Company will increase its television advertising efforts in order to promote the products offered in Salinas y Rocha stores.

     The sales distribution of GSyR is set forth in the following table:

                                                                Percentage
                                                                ----------
                        Electronics                               18.0%
                        Household appliances                      21.0%
                        Furniture                                 20.4%
                        Clothes and accessories                   36.1%
                        Other                                      4.4%
                                                                   ----
                        Total                                      100%

MEXICAN ECONOMIC CONDITIONS AND GOVERNMENT POLICIES

     The Company's financial results are generally affected by the strength of the Mexican economy. In December l994, Mexico began a period of economic crisis that continues, albeit to a much lesser extent, today. Mexico's economic crisis was characterized by exchange rate volatility and devaluation of the peso against the U.S. dollar, increased inflation, high domestic interest rates, negative economic growth, reduced consumer purchasing power and high unemployment. This crisis continues to have an adverse effect on the Company's business and its financial results.

     During the period from 1982 through 1987, Mexico experienced periods of slow or negative growth, high inflation, large devaluations of the peso and limited availability of foreign exchange. During the late 1980s and early 1990s, as a result of Mexican government initiatives and the attendant increase in foreign investment, the growth rate of Mexico's economy increased, Mexico's inflation rate was reduced significantly and the U.S. dollar/peso exchange rate was relatively stable.

     Beginning December 1994, Mexico experienced an economic crisis caused in part by a series of internal disruptions and political events, including a large current account deficit (7.8% of gross domestic product in 1994), civil unrest in the southern state of Chiapas, the assassination of two prominent political figures and significant devaluation of the peso against the U.S. dollar.

     These events undermined the confidence of investors in Mexico during 1994 and, combined with an increase in international interest rates, led to a substantial outflow of capital. In addition, Mexico experienced a rate of inflation of 52.0% in 1995 (as compared to 7.1% in 1994) and a liquidity crisis affecting the ability of the Mexican government and the banking system to refinance or refund maturing debt issues. According to government figures, Mexico's gross domestic product for 1995 was 6.9% lower than the gross domestic product for 1994. Mexico's gross international reserves fell sharply at the end of 1994.

     Interest rates increased sharply in 1995, both domestically and externally, on Mexican public-sector and private-sector debt, which significantly reduced opportunities for refinancing or refunding maturing debt issues. Mexican interest rates, which reached a low of 8.8% per annum for 28-day Cetes, or Mexican treasury bills, in February 1994, rose throughout most of 1994 and have increased substantially since December 1994. The highest interest rate on 28-day Cetes in the period from January 1, 1994 to December 31, 1994 was 18.0% and the average 28-day Cetes rate for 1994 was 14.1%. During 1995, interest rates on 28-day Cetes ranged from a low of 32.6% to a high of 82.7% and averaged 48.5%.

     In response to these developments, the administration of President Ernesto Zedillo announced in January 1995 an emergency economic recovery and stabilization plan and an accord among the government, business and labor. In order to reinforce this program, on March 9, 1995, the Mexican government announced a successor emergency economic plan. Together, these programs sought to achieve the following: stabilization of the peso/dollar exchange rate and maintenance of the floating-rate exchange policy that continues to prevail today; stabilization of the Mexican banking sector; an increase in public-sector revenues by, among other measures, increasing the general rate of the value added tax for certain goods and services from 10% to 15%; an increase in the prices of fuel oil, natural gas and electricity; and an increase in the minimum wage (minimum wage increases of 7% and 12% were implemented in the beginning of 1995 and on April 1, 1995, respectively).

     In addition, the Mexican government sought to minimize inflation by promoting the gradual implementation of price increases. As part of its efforts to control inflation, the Mexican government also reduced public spending by 4.9% in 1995, primarily through departmental rationalization, staff reductions and hiring freezes, as well as the postponement of new infrastructure projects. On May 31, 1995, the Mexican government announced the Plan Nacional de Desarrollo (the "National Development Plan") for the 1995-2000 period. The National Development Plan includes the implementation of a foreign exchange policy that will maintain a floating exchange regime and a restrictive monetary policy in order to stabilize the peso and reduce inflation.

     On October 29, 1995, the Mexican government signed an economic pact with representatives of the business, labor and agricultural sectors of the economy, which sets forth wage and price policies while maintaining a restrictive monetary policy. The most recent pact between the Mexican government and Mexican business and labor leaders, Alianza para el Crecimiento (Alliance for Growth), was established on October 26, 1996 and sets forth new wage and price policies, as well as a plan to stimulate investment in Mexico.

     Furthermore, declines in growth, high rates of inflation and high interest rates in Mexico all have a generally adverse effect on the Company's business. The slower the growth of the Mexican economy, the slower the growth of consumer retail market. The continuation of such negative economic trends would further decrease consumer purchasing power, thereby adversely affecting the Company's revenue, as well as increasing the Company's costs. As a result, if inflation in Mexico were to remain at high levels while economic growth remained depressed, the Company's results of operations, financial condition, ability to obtain financing and the market price of the Company's securities would be adversely affected.

     In December of 1997, a violent incident occurred in the municipality of Chenalho, in the Mexican state of Chiapas, which resulted in a large number of fatalities. The Mexican government is pursuing a strategy to bring about the disarmament of armed non-governmental groups in Chiapas and to achieve peace in the Chiapas region as soon as practicable. There can be no assurance that this strategy will ultimately prove successful or that outbreaks of violence will not occur in the future. Any such outbreak of violence could have an adverse impact on the Mexican financial markets.

     Economic conditions in Mexico improved in 1996 and 1997, with gross domestic product in 1997 7.0% higher than gross domestic product in 1996, and 5.1% higher in 1996 than gross domestic product in 1995. Interest rates on 28-day Cetes in 1997 declined to an average of 19.8% compared to an average of 30.8% in 1996 and 48.8% in 1995. Inflation in 1997 declined to a rate of 15.7% from a rate of 27.7% in 1996 and 52.0% in 1995. Net international reserves at December 31, 1997 increased to US$28.0 billion from US$17.5 billion at December 31, 1996 and US$15.7 billion at December 31, 1995.

     In 1998, economic crisis in developing countries other than Mexico, including Russia and the countries of Southeast Asia, undermined the confidence of investors in Mexico, leading to a substantial outflow of capital. This situation, combined with a steep decline in the price of petroleum (a principal Mexican export and source of foreign currency), resulted in a slight deterioration of economic conditions in Mexico.

     In 1998, Mexico's GDP increased by 4.8% in real terms as compared with 1997, however, inflation was 18.6% for 1998, compared to 15.7% in 1997. During 1998, the average rate on 28-day Cetes was 24.6% (compared to 22.6% during 1997) and on December 31, 1998 the 28-day Cetes rate was 31.2%.

     A reversal of the improvement in the Mexican economy since 1995, as well as social instability or other adverse social, political or economic developments in or affecting Latin America, and globally, could further adversely affect the Company's business, results of operations, financial condition, ability to obtain financing and prospects. In addition, the Mexican government has exercised, and continues to exercise, significant influence over the Mexican economy. Accordingly, Mexican governmental actions could have a significant effect on Mexican companies (including the Company), market conditions, prices and returns on Mexican securities (including those of the Company).

     The value of the peso has been subject to significant fluctuations with respect to the U.S. dollar in the past and may be subject to significant fluctuations in the future. The value of the peso declined by 60.8% against the U.S. dollar, from Ps.3.11 at December 31, 1993 to Ps.5.00 at December 31, 1994. Between January 1, 1995 and December 31, 1996, the Mexican peso depreciated an additional 57.6% to Ps.7.88 per U.S. dollar and fluctuated from a high, relative to the U.S. dollar, of Ps.5.00 to a low, relative to the U.S. dollar, of Ps.8.14.

     The peso/dollar exchange rate was relatively stable during much of 1997, although volatility increased during October and November, and was present at times in 1998, largely due to the effects of the economic crisis in developing countries other than Mexico. From January 1, 1998 to December 31, 1998, the peso depreciated 23% from Ps.8.07 per U.S. dollar to Ps.9.90 per U.S. dollar. As of June 22, 1999, the peso/U.S. dollar exchange rate was Ps. 9.36 per U.S. dollar, and no assurance can be given that the peso will not further depreciate in value relative to the U.S. dollar in the future.

     As of December 31, 1998, substantially all of the Company's indebtedness was denominated in U.S. dollars, and the Company may in the future incur additional non-peso-denominated indebtedness. A significant portion of the Company's operating costs and other expenditures are also dollar-denominated. These costs include amounts the Company pays for the purchases of merchandise and capital equipment.

     Declines in the value of the peso relative to the U.S. dollar increase the interest costs in pesos to the Company related to its non-peso-denominated indebtedness and increase the cost in pesos of its other dollar-denominated expenditures. Since substantially all of the Company's revenue is denominated in pesos, such increased costs will not be offset by any exchange-related increase in revenue. As a result, the significant devaluation of the peso in 1994 and 1995 had a material adverse effect on the Company's financial results. Additional devaluations of the peso could have a material adverse effect on the Company's liquidity and results of operations.

     In 1996 and 1997, the Company experienced net foreign exchange losses of Ps. 76.8 million and Ps. 77.0 million, respectively. For the year ended December 31, 1998, the Company experienced a foreign exchange loss of Ps. 352.7 million, due to a 23% devaluation of the peso during 1998. The Company does not currently hedge against the risk of exchange rate fluctuations and has no current plans to do so.

     The Mexican economy has suffered balance of payment deficits and shortages in foreign exchange reserves. While the Mexican government does not currently restrict the ability of Mexican or foreign persons or entities to convert pesos to U.S. dollars, no assurance can be given that the Mexican government will not institute a restrictive exchange control policy in the future. Any such restrictive exchange control policy could adversely affect the ability of the Depositary to convert dividends received in pesos into U.S. dollars for purposes of making distributions to holders of ADSs, and could also have a material adverse effect on the Company's business and financial condition.

     Item 2. Description of Property

     As of December 31, 1998, the Company operated a total of 819 retail stores:
581 Elektra stores in Mexico, which operate in 260 cities in all 31 Mexican states; 155 Hecali stores in Mexico, which operate in 109 cities in 29 Mexican states; 24 Elektra stores in Guatemala, which operate in 14 cities; 14 Elektra stores in El Salvador, which operate in eight cities; 14 Elektra stores in Honduras, which operate in 10 cities, 21 Elektra stores in the Dominican
Republic, which operate in 11 cities, and 10 Elektra stores in Peru, which operate only in the city of Lima.

     As of December 31, 1998, the Company owned 52 Elektra stores in Mexico, 4 Hecali stores in Mexico and 2 Elektra stores in the Latin American countries outside Mexico in which it operates, and leased 529 Elektra stores and 151 Hecali stores in Mexico as well as 81 Elektra stores in Latin American countries outside Mexico, under mid-term leases that typically contain terms from five to ten years. In addition, the Company owns its warehouse and distribution facility located in Mexico City as well as satellite distribution centers in Guadalajara, Monterrey, Tijuana and Chihuahua, and a support facility in Laredo, Texas. The Company leases each of its 5 warehouses and distribution facilities located in the Latin American countries outside Mexico in which it operates. Elektrafin does not own or lease any property. The corporate offices of the Company are located in Mexico City, Mexico at Edificio Parque Cuicuilco (Esmeralda) Insurgentes Sur, No. 3579, Col. Tlalpan La Joya 14000 Mexico, D.F., Mexico. The general corporate telephone number of the Company is (525) 629-9000.

     In addition, in March, 1999, the Company acquired GSyR, whose wholly-owned subsidiary SyR operates 96 Salinas y Rocha stores throughout Mexico, of which 75 are leased and 21 are owned.

     For a further description of the Company's principal facilities, see Item 1, "Description of Business--Elektra's Operations in Mexico--Stores," "--Elektra's Operations in Latin America--Stores," "--Hecali--Stores." and "--Salinas y Rocha."

Item 3.  Legal Proceedings

     The Company does not believe that any legal proceedings to which it or any subsidiary is a party will, individually or in the aggregate, have a material adverse effect on the Company's business, financial condition or results of operation.

     Suspension of Payments

     In September 1983, Elektra Mexicana, S.A. de C.V. ("Elektra Mexicana") and certain subsidiaries of Elektra Mexicana were subject to suspension of payments proceedings in Mexico as a result of the inability to pay debts due to the devaluation of the peso in the early 1980s. Elektra Mexicana is currently a subsidiary of the Company and, at the time of the suspension of payments proceedings, Elektra Mexicana was the owner and operator of the Company's Elektra stores. In 1984, the Mexican court having jurisdiction over the suspension of payments proceedings approved a plan of reorganization (the "Plan") for Elektra Mexicana and its subsidiaries. As a result of the suspension of payments proceedings, the Company and its current operating subsidiaries were formed to operate the Company's business. Elektra Mexicana has paid the settlement claims stipulated in the Plan and is in the process of proving the payment of such claims to the authorities. Once payment has been proven, the suspension of payments process will be formally terminated. The Company is aware of three creditors who did not consent to the Plan. Two of these creditors have filed no objection to the Plan and have not sought to collect any amounts owed to them. One financial institution (the "Financial Institution") has sought to enforce repayment of a promissory note in the original principal amount of US$3,375,000, together with accrued interest and penalty interest to the date of repayment. Under the terms of the Plan, the Financial Institution is entitled to receive Ps.444,251. The Financial Institution has instituted two separate proceedings in the Mexican federal courts seeking to enforce the promissory note. Each of these proceedings has been dismissed, the court holding that the suspension of payments proceeding is the appropriate forum for the Financial Institution to pursue its claim. The last of these proceedings was dismissed on August 12, 1993. Since such date, the Financial Institution has taken no further action to enforce its claim, and the Company believes that such claim would now be barred by the statute of limitations. The Company believes that the maximum amount for which Elektra Mexicana may be liable to the three creditors who did not consent to the Plan is Ps.1.7 million, which the Company has recorded as a liability. Based on the advice of the Company's legal counsel, the Company believes its potential liability does not exceed the amount already recorded. If the Financial Institution were to prevail for amounts significantly in excess of the amount recorded by the Company and if Elektra Mexicana could not otherwise satisfy the Financial Institution's claim, a court could order the sale of certain property leased to the

Company (including a warehouse and a small number of stores). There can be no assurance that the Company would be able to renew any such leases on the same or similar terms.

     Tax Claims

     Electronica del Moral, S.A. de C.V. ("Electronica") and Articulos Domesticos al Mayoreo, S.A. de C.V. ("Articulos"), each a wholly owned subsidiary of the Company, are involved in disputes with the Mexican federal taxing authorities as a result of alleged unreported purchases of inventory. The federal taxing authority alleges that the Company purchased inventory from two different suppliers and omitted to report purchases from one of them. In
February 1996, a Federal Circuit Court (Tribunal Colegiado de Circuito), on remand from the Supreme Court of Mexico (Suprema Corte de Justicia de la Nacion), ruled in favor of the Company in a similar case involving the alleged unreported purchases of inventory.

     In addition, Elektra Mexicana is involved in a dispute with the federal taxing authority that alleges that Elektra Mexicana underpaid certain federal income and asset taxes in 1988 as a consequence of (i) impermissible deductions of interest expense relating to a loan extended by a factoring financial institution to the Company and (ii) failure by the Company to reevaluate its real estate assets for purposes of the determination of the applicable basis for the asset tax. Articulos is also involved in another dispute with the federal taxing authority, which alleges that Articulos underpaid certain federal income and other taxes relating to certain losses.

     The Company believes that if any of the above referenced tax claims were to be resolved unfavorably against the Company, the maximum liability derived therefrom would be not material. See Note 14 to the Company's Consolidated Financial Statements.

     General

     Manufacturers of defective products in Mexico may be subject to liability for loss and injury caused by such products, but the Mexican laws providing for such liability have been rarely invoked. Mexican law does not recognize product liability claims against a seller of a defective product that did not manufacture the product. Because the Company does not currently manufacture any of its products, the Company does not believe it will be exposed to future product liability claims.

Item 4.  Control of Registrant

Grupo Elektra, S.A. de C.V.

     As a result of a ten for one stock split in October 1997, at December 31, 1998, the Company had 4,324,845,990 shares of capital stock authorized, of which 1,495,024,470 were Series "A" shares, 2,342,405,490 were Series "B" shares and 487,416,030 were Series "L" shares. At December 31, 1998, 1,249,127,610 Series
"A" shares were issued and outstanding, 1,953,234,140 Series "B" shares were issued and outstanding and 358,302,980 Series "L" shares were issued and outstanding. The following table sets forth, as of December 31, 1998, certain information with respect to the beneficial ownership of the Company's capital stock of (i) each person who is known by the Company to own more than 10% of either the currently outstanding A Shares, B Shares or L Shares and (ii) all executive officers and directors as a group.

                                                                   SHARES OWNED
                                --------------------------------------------------------------------------------------
                                  SERIES "A" SHARES      SERIES "B" SHARES     SERIES "L" SHARES
                                ---------------------  ---------------------  --------------------
                                                                                                                 Aggregate
                                                                                                               Percentage of
                                               Percentage                  Percentage             Percentage    Outstanding
     Identity of Owner             Number       of Class       Number       of Class    Number     of Class       Shares
-----------------------------   ------------- ------------  -------------  ---------- ---------- ------------- -------------
Hugo Salinas Rocha's heirs(1)     598,819,740     46%         620,063,200    31.97%    7,101,285     2.02%        34.38%
Esther Pliego de Salinas(2)       650,307,870     51%          60,570,340     3.12%   30,285,170     8.62%        18.31%
All executive Officers and      1,249,127,610     97%       1,326,005,450    68.37%   44,777,590    12.74%        73.47%
    Directors of the Group(3)


(1) In February 1997, Mr. Hugo Salinas Rocha, Honorary President of the Board of Directors of Grupo Elektra, S.A. de C.V., grandfather of Ricardo B. Salinas Pliego (the current President of the Company and Chairman of the Board of Directors), father of Mr. Hugo Salinas Price and father-in-law of Esther Pliego de Salinas, died, distributing the capital stock of Corporacion HSR, S.A. de C.V, the company through which he principally held Grupo Elektra's shares, to his children. Therefore, the heirs of Mr. Salinas Rocha as a group control his shares.

(2) Upon Mr. Hugo Salinas Rocha's death, a hereditary trust terminated and the shares held in trust were delivered to Esther Pliego de Salinas.

(3) In this item are included the shares of Hugo Salinas Rocha's heirs and Esther Pliego de Salinas as well as those in a trusteeship related to Sheung Wong Co. Ltd., a company controlled by the Controlling Shareholders.


     The stock structure of Grupo Elektra, as of June 22, 1999 is the same as set forth in the above table.

     The controlling beneficial shareholders of the Company are the heirs of Hugo Salinas Rocha, including Ricardo B. Salinas and Esther Pliego de Salinas (collectively, the "Controlling Shareholders"). The Controlling Shareholders collectively own 1,249,127,610 A Shares, representing 97% of the currently outstanding A Shares, and 1,326,005,450 B Shares, representing approximately 68% of the currently outstanding B Shares. In addition, the Controlling Shareholders own 44,777,590 L Shares, representing approximately 13% of the outstanding L Shares. Through ownership of these shares, the Controlling Shareholders have the power to determine the outcome of substantially all actions requiring shareholder approval, including the power to elect 14 of the Company's 16 directors and to determine whether or not dividends will be paid.

Elektra, S.A. de C.V. and Elektrafin, S.A. de C.V.

     Elektra and Elektrafin are, directly or indirectly, controlled by the Company. The Company is the beneficial owner of all of the outstanding capital stock of Elektra and Elektrafin.

Item 5.  Nature of Trading Market

     The Ordinary Participation Certificates (the "CPOs") of the Company are traded on the Mexican Stock Exchange. Each CPO represents financial interests in, and limited voting rights with respect to, two B Shares and one L Share. The Global Depositary Shares ("GDSs") have been issued by The Bank of New York as depositary (the "Depositary"). Prior to October 3, 1997, the effective date of the stock split described below, each GDS represented 2 CPOs. As of December 31, 1998, each GDS represented 10 CPOs, as issued by Banco del Atlantico, S.A. as trustee (the "CPO Trustee") for a Mexican trust (the "CPO Trust"). The GDSs are traded on the New York Stock Exchange (the "NYSE"). The GDSs are also quoted on the Stock Exchange Automated Quotation system of the International Stock Exchange of the United Kingdom and the Republic of Ireland, Ltd. (SEAQ International).

     The Company's A, B and L Shares (together, "the Shares") are also listed on the Mexican Stock Exchange. The A and B Shares have traded infrequently. Since the initial issuance of L Shares by the Company on December 13, 1993, the L Shares have been traded on Subsection "A" of the Mexican Stock Exchange. Subsequent to the restructuring of the Company's capital effected on July 12, 1994 (the "Recapitalization"), the CPO has replaced the L Share as the principal form of equity security of the Company traded in Mexico. In December 1994, the Company completed a Level II listing in the form of GDRs on the NYSE and is traded under the symbol EKT. At December 31, 1998, there were 69,562,440 CPOs represented by 3,478,122 GDSs. The proportion of the total CPOs held in the form of GDSs was 58.5% at December 31, 1998. As most of the GDSs are held by a nominee of The Depository Trust Company, it is not practicable for the Company to determine the number of GDSs or Shares beneficially owned in the United States.

     The following tables set forth, for the periods indicated, the reported high and low sales prices of the Company's principal form of equity security on the Mexican Stock Exchange and GDRs on the New York Stock Exchange. Prices have not been restated in constant currency units or to reflect the stock split described below.

                           Mexican Stock Exchange                  New York Stock Exchange US$ per GDS
                           Nominal Pesos Per CPO
                           High               Low                        High                     Low
                           ----               ---                        ----                     ---
1997:
First Quarter              Ps.79.66              Ps.60.74             US$ 20.75                US$ 15.00
Second Quarter                90.00                 70.40                 22.75                    17.75
Third Quarter                126.10                 86.80                 32.68                    22.00
Fourth Quarter(1)             14.30                  6.50                 37.12                    23.00

1998:
First Quarter              Ps.14.40              Ps.11.90             US$ 18.00                US$ 13.94
Second Quarter                13.28                  8.60                 15.63                     9.69
Third Quarter                 10.40                  3.18                 11.94                     2.88
Fourth Quarter                 5.90                  3.61                  6.00                     3.50

---------------
(1) Price of the CPO after the ten-to-one split.

     On August 15, 1997, the Company's shareholders approved a ten-for-one split of the Company's stock. The split was declared effective on October 3, 1997. As a result of the split, each GDS represents 10 CPOs and each CPO represents two B Shares and one L Share.

     At the Company's annual ordinary and extraordinary meeting of shareholders held on April 25, 1998, the Company's shareholders approved the establishment of a reserve in its stockholders' equity account in the amount of Ps.6.7 million for the repurchase of its stock, in accordance with rules established by the Comision Nacional Bancaria y de Valores, the Mexican banking and securities commission (the "CNBV"). The Company may purchase its CPOs on the Mexican Stock Exchange and its GDSs on the New York Stock Exchange at prevailing prices to the extent of funds remaining in this reserve account. Any shares so repurchased will not be deemed to be outstanding for purposes of calculating any quorum or voting at a shareholders' meeting during the period in which such shares are owned by the Company. As of December 31, 1998 and June 15, 1999, the company had repurchased 37,029,660 and 46,842,800 CPOs, respectively.

Trading on the Mexican Stock Exchange

     The Mexican Stock Exchange, which was founded in 1894, is located in Mexico City and is Mexico's only stock exchange. It ceased operations in the early 1900s, but has operated continuously since 1907.

     The Mexican Stock Exchange is organized as a corporation with its shares being held by 33 licensed brokerage firms. These firms are exclusively authorized to trade on the floor of the Mexican Stock Exchange. Trading of securities registered on Subsection "A" of the Registro Nacional de Valores e Intermediarios ("RNVI") is effected on the Mexican Stock Exchange each business day between 8:30 a.m. and 3:00 p.m., Mexico City time. Each trading day is divided into six trading sessions with ten-minute periods separating each session. The size of trading lots is 1,000 shares. Brokerage firms are permitted to trade in odd lots only through a parallel computerized odd-lot trading system.

     The Mexican Stock Exchange publishes a daily official price list that includes price information on each listed security. For most issuers, the Mexican Stock Exchange operates on a system of automatic suspension of trading in shares of a particular issuer as a means of controlling excessive price volatility.

     Each day a price band is established, with the upper and lower limits generally being 5% above and below a reference price, which is initially the day's opening price. If during the day a bid or offer is accepted at a price outside this band, trading in the shares is automatically suspended for one hour. When trading resumes, the high point of the previous band becomes the new reference price in the event of a rise in the price of a security and the low point of the previous band becomes the new reference price in the event of a fall in the price of a security. If it becomes necessary to suspend trading on a subsequent occasion on the same day, the suspension period lasts one and one-half hours. Suspension periods in effect at the close of trading are not carried over to the next trading day.

     However, in accordance with the rules of the Mexican Stock Exchange, the CPOs are not subject to this system because they trade outside Mexico in the form of GDSs. In addition, the Mexican Stock Exchange can suspend trading in a security (including those not subject to the automatic suspension system described above) for up to five days if it determines that disorderly trading is occurring with respect thereto. The CNBV must approve any increase in the length of the suspension period beyond five days.

     Settlement is effected two trading days after a share transaction on the Mexican Stock Exchange. Deferred settlements, even if by mutual agreement, are not permitted without the approval of the CNBV. Most securities traded on the Mexican Stock Exchange are on deposit with S.D. Indeval, S.A. de C.V., Institucion para el Deposito de Valores ("Indeval"), a central securities depositary owned by Mexican financial intermediaries that acts as a clearing house, depositary, custodian, settlement, transfer and registration institution for Mexican Stock Exchange transactions, eliminating the need for physical transfer of securities.

     As of December 31, 1998, 141 Mexican companies, excluding mutual funds, had equity listed on the Mexican Stock Exchange. Although there is substantial participation by the public in the trading of securities on the Mexican Stock Exchange, a major part of such activity reflects transactions by institutional investors. There is no over-the-counter market for securities in Mexico, but trades in securities listed on the Mexican Stock Exchange can, subject to certain requirements, also be effected off of the Mexican Stock Exchange. However, due primarily to Mexican tax considerations relating to capital gains, most transactions in listed Mexican securities are effected on the Mexican Stock Exchange.

     The Mexican Stock Exchange and the CNBV have started to implement an automated trading system intended to eventually replace trading on the floor of the Mexican Stock Exchange.

     The Mexican Stock Exchange is Latin America's second largest exchange by market capitalization, but it remains relatively small and illiquid compared to major world markets and is subject to significant volatility. During 1994, for example, the Indice de Precios y Cotizaciones (the "Mexican Stock Exchange
Index") (which is based on the share prices of 35 major Mexican issuers, including Grupo Elektra) experienced one-day declines (in peso terms) of approximately 6% and 15%, respectively, following events in the State of Chiapas in southern Mexico and the assassination of Luis Donaldo Colosio Murrieta, the presidential candidate of the Institutional Revolutionary Party. Furthermore, following the devaluation of the peso in December 1994, the Mexican Stock Exchange Index declined (in peso terms) by approximately 36% from December 20, 1994 to February 27, 1995, and on several occasions in 1995, the Mexican Stock Exchange Index declined by more than 5% (in peso terms) in one day.

     The market value of securities of Mexican companies is, to varying degrees, affected by economic and market conditions in other emerging market countries. Although economic conditions in such countries may differ significantly from economic conditions in Mexico, investors' reactions to developments in any of these other countries may have an adverse effect on the market value of securities of Mexican companies. The market value of securities of many Mexican companies declined sharply in late October 1997, reflected in a 20.6% decline in the Mexican Stock Exchange Index (in peso terms) from October 21, 1997 to October 27, 1997, as a result of declines that began initially in the Hong Kong securities market. These values have continued to react adversely to negative economic news from Asia. There can be no assurance that the market value of the CPOs will not be adversely affected by events elsewhere, especially in emerging market countries.

Item 6.  Exchange Controls and Other Limitations Affecting Security Holders

Exchange Controls

     From 1982 through November 10, 1991, Mexican residents and companies were entitled to purchase and obligated to sell foreign currencies for certain purposes at a controlled rate of exchange (the "Controlled Rate") that was set daily by Banco de Mexico. For all transactions to which the Controlled Rate did not apply, foreign currencies could also be purchased, if they were available, or sold at the free-market exchange rate, which was generally higher than the Controlled Rate.

     The price of one U.S. dollar at the Controlled Rate increased at a regular rate of 1.00 peso per day from January 1, 1989 to May 28, 1990, 0.80 pesos per day from May 29 to November 12, 1990 and 0.40 pesos per day from November 13, 1990 to November 11, 1991. Banco de Mexico intervened from time to time in the foreign exchange market to minimize temporary disparities between the free-market rate and the Controlled Rate.

     Since November 11, 1991, Mexico has had a free market for foreign exchange. Prior to December 21, 1994, Banco de Mexico kept the peso-U.S. dollar exchange rate within a range prescribed by the Mexican government through intervention in the foreign exchange market. Within the band, Banco de Mexico generally intervened to reduce day-to-day fluctuations in the exchange rate. From November 11, 1991 through October 20, 1992, the upper limit of the prescribed range, expressed in terms of pesos per U.S. dollar, rose by Ps.0.0002 per day, equivalent to a maximum devaluation of the peso with respect to the U.S. dollar of approximately 2.4% per year. From October 20, 1992 until December 20, 1994, the upper limit of the prescribed band increased by Ps.0.0004 per day, equivalent to a maximum devaluation of the peso of approximately 4.9% per year. On December 20, 1994, the Mexican government increased the ceiling of the trading band by Ps.0.53, equivalent to an effective devaluation of 15.3%.

     On December 21, 1994, the Mexican government announced its decision to suspend intervention by Banco de Mexico and to allow the peso to float freely against the U.S. dollar. Factors contributing to the decision included the growing size of Mexico's current account deficit, the declining level of Banco de Mexico's foreign exchange reserves, rising interest rates for other currencies, especially the U.S. dollar, and reduced confidence in the Mexican economy on the part of international investors due to political uncertainty. By December 31, 1994 the exchange rate was Ps.5.00 per U.S. dollar, as compared to Ps. 3.47 per U.S. dollar on December 19, 1994. Between January 1, 1995 and December 31, 1995, the Mexican peso depreciated to Ps. 7.74 per U.S. dollar, fluctuating between Ps. 5.27 and Ps. 8.05 per U.S. dollar. Between January 1, 1996 and September 30, 1996, the peso strengthened slightly, and was Ps. 7.55 per U.S. dollar on September 30, 1996. Subsequent to September 30, 1996, the peso continued to depreciate against the dollar and was Ps.7.88 per U.S. dollar on December 31, 1996. In 1997, the peso weakened to Ps.8.07 per U.S. dollar at December 31, 1997. In 1998, the peso weakened to Ps. 9.90 per U.S. Dollar at December 31, 1998. During the first quarter of 1999, the peso increased by 4%, appreciating from Ps. 9.90 per U.S. dollar on December 31, 1998 to Ps. 9.52 per U.S. dollar on March 31, 1999. On June 22, 1999 the Noon Buying Rate stood at Ps. 9.358 per U.S. dollar. There can be no assurance that the Mexican government will maintain its current policies with regard to the peso or that the peso will not further depreciate or appreciate significantly in the future.

     As of December 31, 1998, the Company had approximately US$241.4 million indebtedness denominated in U.S. dollars and the equivalent of US$65.5 million denominated in other currencies, and the

Company may in the future incur  additional  non-peso-denominated  indebtedness.
Declines in the value of the peso relative to other currencies increase the interest costs in pesos to the Company related to its non-peso-denominated indebtedness and increase the cost in pesos of its other non-peso-denominated expenditures and will also result in foreign exchange losses. Since substantially all of the revenue of the Company is denominated in pesos, such increased costs will not be offset by an exchange-related increase in revenue. As a result, the devaluation of the peso in 1994 and 1995 had a material adverse effect, and additional devaluations of the peso could have a material adverse effect, on the value of the Company's assets, its liquidity and its results of operation.

     The Mexican economy has suffered balance of payment deficits and shortages in foreign exchange reserves. While the Mexican government does not currently restrict the ability of Mexican or foreign persons or entities to convert pesos to U.S. dollars, no assurance can be given that the Mexican government will not institute a restrictive exchange control policy in the future. Any such restrictive exchange control policy could adversely affect the ability of the Company to meet its U.S. dollar obligations, and could have a material adverse effect on, the Company's business and financial condition.

Limitations Affecting Security Holders

     Ownership by non-Mexicans of shares of Mexican enterprises is regulated by the Ley de Inversion Extranjera (the "Foreign Investment Law") and the
Reglamento de la Ley de Inversion Extranjera (the "Foreign Investment Regulations").

     The Foreign Investment Law reserves certain economic activities exclusively for the Mexican state and reserves certain other activities exclusively for Eligible Mexican Holders, consisting of Mexican individuals and Mexican corporations, the charters of which contain a prohibition on ownership by non-Mexicans of the corporation's capital stock (a "foreign exclusion clause"). However, the Foreign Investment Law provides that the General Directorate of Foreign Investment may authorize the issuance of "neutral" shares or other "neutral" equity securities ("N Shares"). Investment in N Shares or Securities by foreign entities is not considered to be a foreign investment, but rather a "neutral" investment. Pursuant to the Foreign Investment Law, holders of Series N Shares may or may not have voting rights; if they have voting rights, they must be limited. Series N Series may be owned by domestic or foreign entities.

     In order to comply with these restrictions, the Company has limited the ownership of its A Shares to Eligible Mexican Holders and credit institutions acting as trustees (such as the CPO Trustee) in accordance with the Foreign Investment Law and Regulations, and the Company has obtained the authorization from the General Directorate of Foreign Investment to issue the B Shares, the L Shares and the CPOs, all of which qualify as Series N Shares. L Shares may not represent more than 25% of the capital stock of the Company. A holder that acquires A Shares in violation of the restrictions on non-Mexican ownership will have none of the rights of a shareholder with respect to those A Shares.

     The Foreign Investment Law and Regulations also require that the Company register any non-Mexican owner of CPOs, or the applicable depositary with respect to any Global Depositary Shares, with the National Registry of Foreign Investment. A non-Mexican owner of CPOs who has not been registered is not entitled to vote any shares underlying the CPOs that he otherwise would have the right to vote or to receive dividends with respect to the shares underlying the CPOs. The Company has registered the Depositary for this purpose with respect to the GDSs and the CPOs (and the B Shares and L Shares, as applicable, represented thereby).

Limitations on Voting Rights

     Holders of GDSs may give instructions as to the manner in which the CPO Trustee shall vote the B Shares and L Shares underlying the CPOs represented by such holder's GDSs to the extent they have voting rights with respect thereto. Holders of the CPOs (including CPOs which are represented by GDSs) who are not

Mexican nationals will have the same voting rights with respect to the underlying L Shares as those granted to holders of L Shares under the Company's Bylaws, provided that they must give voting instructions to Banca Serfin, S.A., the Common Representative of the holders of CPOs (the "Common Representative") at least five business days prior to the relevant meeting. Holders of CPOs (including CPOs which are represented by GDSs) who are not Mexican nationals will have no voting rights with respect to the B Shares underlying the CPOs. Voting rights with respect to the B Shares owned by non-Mexican nationals held in the CPO Trust will be exercised by the CPO Trustee, which is required to vote such shares in the same manner as the majority of all B Shares are voted at the relevant meeting. Given that a majority of the B Shares will be owned by the Controlling Shareholders, if the Controlling Shareholders vote the same way on a matter, the CPO Trustee will be required to vote the B Shares underlying the CPOs held by non-Mexican nationals in the CPO Trust in the same manner as the B Shares held by the Controlling Shareholders are voted.

     Under the Company's Bylaws and Mexican law, holders of L Shares will be entitled to vote only in limited circumstances. Holders of L Shares will be entitled to elect, at a special stockholders meeting of such series, two of the Company's 16 directors, and the corresponding alternate directors. Holders of L Shares are and will be entitled to vote at general extraordinary stockholders meetings on the following corporate actions: (i) transformation of the Company from one type of company to another, (ii) any merger in which the Company is not the surviving entity, and (iii) removal of the L Shares or securities representing them from listing on the Mexican Stock Exchange or any foreign stock exchange. Holders of L Shares will also be entitled to vote at special stockholders meetings of such series on actions that would prejudice the rights of holders of such series.

Limitation on Rights to Withdraw Underlying Securities

     Holders of CPOs may not withdraw the B Shares and L Shares underlying such CPOs until July 1, 2004. At such time, such securities may continue to be represented by CPOs until the expiration of the CPO Trust or, at the option of the holder and subject to certain conditions described herein, the B Shares and L Shares represented by the CPOs may be removed from the CPO Trust and may be traded separately. B Shares which are so removed and held by non-Mexican nationals must be placed in a trust similar to the CPO Trust or otherwise be made subject to arrangements which comply with Mexican law regulating ownership of such shares by foreigners. The Company does not anticipate sponsoring a trust relating to shares which are so removed.

Restrictions Imposed by Bylaws, CPO Trust Agreement and Mexican Law

     The Company's Bylaws provide that legal actions relating to the execution, interpretation or performance of the Bylaws may be brought only in courts in Mexico, D.F. The CPO Trust Agreement provides that all disputes arising therefrom must be submitted to courts located in Mexico, D.F., and that all parties to the CPO Trust Agreement, including CPO holders, agree that they will not submit such disputes to any other courts.

     The Company's Bylaws and the CPO Trust Agreement provide that non-Mexican stockholders and CPO holders, respectively, of the Company formally agree with the Foreign Affairs Ministry (i) to be considered as Mexicans with respect to the shares or the CPOs, as the case may be, of the Company that they acquire or hold as well as with respect to the property, rights, concessions, participation or interests owned by the Company and with respect to the rights and obligations derived from any agreements the Company has with the Mexican Government and (ii) not to invoke the diplomatic protection or intervention of their own governments. If a non-Mexican stockholder or CPO holder should invoke governmental diplomatic protection or intervention in violation of this agreement, its shares or CPOs, as the case may be, could be forfeited to the Mexican Government. Under Mexican law, it is not clear what actions would constitute invoking governmental protection or intervention that would result in forfeiture of shares or CPOs or what process would be implemented in connection with the forfeiture provisions; however, institution of judicial proceedings in a foreign country would not be deemed an invocation of diplomatic protection or intervention which would result in a forfeiture of shares.

     In the event of a capital increase, holders of existing shares have a preferential right to subscribe for a number of shares sufficient to maintain the holders' existing proportionate holding of shares, except in limited circumstances. Holders of GDSs may be restricted under Mexican law in their ability to participate in the exercise of preemptive rights to acquire shares or rights of any other nature and as a result their economic interest in the Company could be diluted in the event of a capital increase.

     Whenever the stockholders approve a change of corporate purposes, change of nationality of the corporation or transformation from one form of company to another, any stockholder entitled to vote on such change that has voted against it has appraisal rights whereby it may withdraw from the Company and receive an amount, attributable to its shares calculated as specified under Mexican law, such appraisal rights must be exercised within 15 days following the relevant shareholders meeting. Because the L Shares may vote only on certain matters, such appraisal rights will only be available to such holders of L Shares, including L Shares underlying the CPOs (or GDSs), in the case of transformation of the Company from one type of Company to another. In addition, because the CPO Trustee is required by the terms of the CPO Trust Agreement to vote the B Shares held by non-Mexican nationals in the CPO Trust in the same manner as the majority of B Shares are voted at the relevant meeting, appraisal rights will not be available to non-Mexican holders of B Shares represented by CPOs (and
GDSs).

Item 7.  Taxation

     The following summary contains a description of the principal Mexican and United States federal income tax consequences of the purchase, ownership and disposition of the 12 3/4% Guaranteed Senior Notes due 2001 (the "Notes"), the CPOs or the GDSs, but does not purport to be a complete analysis of all the potential tax considerations relating thereto. This summary is based on the tax laws of Mexico and the United States in force on the date of this Annual Report, including the provisions of the income tax treaty between the United States and Mexico (the "Tax Treaty"), which are subject to change. This summary deals only with holders that will hold Notes, CPOs or GDSs as capital assets and does not address tax considerations applicable to investors that may be subject to special tax rules, such as banks, tax-exempt organizations, insurance companies, dealers in securities or currencies, persons that will hold the Notes, CPOs or GDSs as part of an integrated investment (including a "straddle") comprised of Notes, CPOs or GDSs and one or more other positions, persons that have a "functional currency" other than the U.S. Dollar and persons that own or are treated as owning 10% or more of the voting shares (including CPOs) of the Company, nor does it address the tax treatment of holders of Notes who did not acquire the Notes at their issue price as part of their initial distribution.

     Holders of Notes, CPOs or GDSs should consult their own tax advisors as to the United States federal, Mexican or other tax consequences of the purchase, ownership and disposition of Notes, CPOs or GDSs, including, in particular, the effect of any foreign, state or local tax laws.

     As used herein, the term "United States Holder" means the beneficial owner of Notes, CPOs or GDSs that is, for United States income tax purposes, (i) an individual citizen or resident of the United States, (ii) a United States domestic corporation or (iii) otherwise subject to United States federal income tax on a net income basis in respect of Notes, CPOs or GDSs.

     As used herein, the term "Foreign Holder" means a holder that is not a resident of Mexico and that will not hold Notes, CPOs or GDSs or a beneficial interest therein in connection with the conduct of a trade or business through a permanent establishment in Mexico.

     For purposes of Mexican taxation, an individual is a resident of Mexico if he has established his domicile in Mexico, unless he has resided in another country for more than 183 calendar days, whether consecutive or not, in any one calendar year and can demonstrate that he has become a resident of that country for tax purposes, and a legal entity is a resident of Mexico if it is incorporated under Mexican law. A Mexican citizen pursuant to Mexican law is presumed to be a resident of Mexico for tax purposes unless such person or entity can demonstrate otherwise. If a person has a permanent establishment or fixed base in Mexico, such permanent establishment or fixed base shall be required to pay taxes in Mexico on income attributable to such permanent establishment or fixed base in accordance with relevant tax provisions.

     In general, for United States federal income tax purposes, holders of GDSs or CPOs will be treated as the beneficial owners of the Series B Shares and Series L Shares represented by those GDSs or CPOs.

     Tax Considerations Relating to the Notes

     Mexican Taxation

     Taxation of Interest and Principal

     Under the Mexican Income Tax Law, payments of interest made by the Company in respect of the Notes (including payments of principal in excess of the issue price of such Notes, which, under Mexican law, are deemed to be interest) to a Foreign Holder will generally be subject to a Mexican withholding tax assessed at a rate of 10% if the relevant Notes are registered with the Special Section of the National Registry of Securities and Intermediaries (the "Registry"). For these purposes, the difference between the amount payable at maturity on a Note and the amount paid by a Foreign Holder for its purchase at issuance will constitute interest subject to Mexican withholding at the time of payment.

     Pursuant to the Mexican Income Tax Law, payments of interest made by the Company in respect of the Notes to a Foreign Holder that are subject to a withholding tax will be subject to a reduced 4.9% Mexican withholding tax rate (the "Reduced Rate") if (i) the effective beneficiary is a resident of a country which has entered into a treaty to avoid double taxation with Mexico, (ii) the requirements for the application of a lower rate established in the applicable treaty are satisfied, and (iii) the Notes are registered with the Special Section of the Registry. This Reduced Rate provision will expire on December 31, 1999 or when the authority stipulates another term. After that time, however, as discussed below, the Mexican withholding tax rate may be reduced under other provisions.

     Pursuant to general rules (the "Reduced Rate Regulations") issued by the Ministry of Finance, payments of interest made by the Company to Foreign Holders with respect to the Notes that are subject to withholding tax will be subject to withholding taxes imposed at the Reduced Rate, regardless of the place or residence or tax regime applicable to the Foreign Holder recipient of such interest, if (i) the Notes are registered with the Special Section of the
Registry, (ii) the Company timely files with the Ministry of Finance certain information relating to the issuance of the Notes, (iii) the Company timely files with the Ministry of Finance, after the date of each interest payment under the Notes, information representing that no party related to the Company (defined under the Reduced Rate Regulations as parties that are (x) shareholders of the Company that own, directly or indirectly, individually or collectively with related persons (within the meaning of the Reduced Rate Regulations) more than 10% of the voting stock of the Company or (y) corporations more than 20% of the stock of which is owned, directly or indirectly, individually or collectively, by related persons of the Company), directly or indirectly, is the effective beneficiary of 5% or more of the aggregate amount of each such interest payment, and (iv) the Company maintains records that evidence compliance with (i), (ii) and (iii) above. The Reduced Rate Regulations, together with other tax regulations, are promulgated on an annual basis, and there can be no assurance that the Reduced Rate Regulations described above for the application of the Reduced Rate will be extended beyond March 31, 2000.

     Apart from the Reduced Rate, other special rates of Mexican withholding tax may apply. In particular, under the Tax Treaty, the Mexican withholding tax rate applicable to interest payments on the Notes is reduced to 4.9% (the "Treaty Rate") for certain holders that are residents of the United States (within the meaning of the Tax Treaty) under certain circumstances contemplated therein. The Treaty Rate is reduced to 4.9% on January 1, 1999. The Tax Treaty provides that United States Holders will be subject to this rate independently from the Reduced Rate Regulations.

     Payments of interest made by the Company with respect to the Notes to non-Mexican pension or retirement funds will be exempt from Mexican withholding taxes, provided that any such fund (i) is duly incorporated pursuant to the laws of its country of origin, (ii) is exempt from income tax in such country and
(iii) is registered with the Ministry of Finance for that purpose and (iv) there is reciprocity in similar circumstances for Mexican pension or retirement funds in such country.

     The Company has agreed, subject to specified exceptions and limitations, to pay Additional Amounts to the holders of the Notes in respect of the Mexican withholding taxes mentioned above. If the Company pays Additional Amounts in respect of such Mexican withholding taxes, any refunds received with respect to such Additional Amounts will be for the account of the Company.

     Holders or beneficial owners of Notes may be requested to provide certain information or documentation necessary to enable the Company to establish the appropriate Mexican withholding tax rate applicable to such holders or beneficial owners in respect of interest payments under the Notes. In the event that the specified information or documentation concerning the holder or beneficial owner, if requested, is not provided on a timely basis, the Company may withhold Mexican tax from such interest payments to such holder or beneficial owner at the maximum applicable rate (currently 10%) but its obligation to pay Additional Amounts will be limited.

     Under existing Mexican law and regulations, a Foreign Holder will not be subject to any Mexican taxes in respect of payments of principal made by the Company with respect to the Notes.

     Taxation of Dispositions

     Capital gains resulting from the sale or other disposition of the Notes by a Foreign Holder may be subject to a tax at a rate of 10%. However, pursuant to rule 3.32.26 published by the Ministry of Finance which is in effect until March 4, 2000, no income tax will apply on any capital gains resulting from the sale or other disposition of the Notes, as long as (i) the income tax applicable to interest payments under the Notes is duly withheld and paid to the Ministry of Finance by the Issuer in accordance with the Law and (ii) the Notes, as expected, are registered under the Special Section of the Registry. No assurance can be given that the aforementioned rule 3.32.26 will be extended or that an equivalent rule will be enacted.

     Transfer and Other Taxes

     There are no Mexican stamp, registration, or similar taxes payable by a Foreign Holder in connection with the purchase, ownership or disposition of the Notes. A Foreign Holder of Notes will not be liable for Mexican estate, gift, inheritance or similar tax with respect to the Notes.

     United States Taxation

     Taxation of Interest and Additional Amounts

     A United States Holder will treat the gross amount of interest and Additional Amounts (i.e., without reduction for Mexican withholding taxes) received in respect of the Notes as ordinary interest income at the time such interest and Additional Amounts is received or accrued, in accordance with such Holder's method of accounting for United States federal income tax purposes. Mexican withholding taxes paid at the appropriate rate applicable to the United States Holder will be treated as foreign income taxes eligible for credit against such United States Holder's United States federal income tax liability, subject to generally applicable limitations and conditions, or, at the election of such United States Holder, for deduction in computing such United States Holder's taxable income. Interest and Additional Amounts will constitute income from sources without the United States for foreign tax credit purposes. Such income generally will constitute "passive income" or, in the case of certain United States Holders, "financial services income" for United States foreign tax credit purposes unless the Mexican withholding tax rate applicable to the United States Holder is imposed at a rate of at least 5%, in which case such income generally will constitute "high withholding tax interest."

     The calculation of foreign tax credits and, in the case of a United States Holder that elects to deduct foreign taxes, the availability of deductions, involves the application of rules that depend on a United States Holder's particular circumstances. Under new rules enacted by Congress in 1997 and other guidance recently released by the United States Treasury, foreign tax credits will not be allowed for withholding taxes imposed in respect of certain short-term or hedged positions in securities or in respect of arrangements in which a United States Holder's expected economic profit, after non-United States taxes, is insubstantial. United States Holders should consult their own tax advisors regarding the availability of foreign tax credits and the treatment of Additional Amounts in light of their particular circumstances.

     A holder or beneficial owner of Notes that is, with respect to the United States, a foreign corporation or a nonresident alien individual (a "Non-United States Holder") generally will not be subject to United States federal income or withholding tax on interest income or Additional Amounts earned in respect of Notes, unless such income is effectively connected with the conduct by the Non-United States Holder of a trade or business in the United States.

     Taxation of Dispositions

     Upon the sale, exchange, retirement (including a redemption by the Company) or other disposition of a Note, a United States Holder generally will recognize capital gain or loss equal to the difference between the amount realized on the sale, exchange, redemption or other disposition (except to the extent such amount is attributable to accrued interest, which will be treated as such) and such Holder's adjusted tax basis in the Note. A United States Holder's adjusted tax basis in a Note generally will equal the cost of such Note to such holder. Such capital gain or loss will be long-term capital gain or loss if, at the time of the disposition, the United States Holder's holding period in the Note is more than one year. The distinction between capital gain or loss and ordinary income or loss is important for purposes of the limitations on a United States Holder's ability to offset capital losses against ordinary income and because United States Holders that are individuals may be entitled to a preferential rate on long-term capital gains. Long-term capital gain realized by a United States Holder that is an individual generally is subject to a maximum rate of 20 percent in respect of property held for more than one year.

     A Non-United States Holder of Notes will not be subject to United States federal income or withholding tax on gain realized on the sale or other disposition of Notes unless (i) such gain is effectively connected with the conduct by the Non-United States Holder of a trade or business in the United States or (ii) in the case of gain realized by an individual Non-United States Holder, the Non-United States Holder is present in the United States for 183 days or more in the taxable year of the sale and certain other conditions are met.

     Tax Considerations Relating to CPOs or GDSs

     Taxation of Dividends

     U.S. Tax Considerations

     Cash dividends paid with respect to the Shares represented by GDSs or CPOs, to the extent paid out of the Company's current or accumulated earnings and profits, as determined for United States tax purposes, generally will be includible in the gross income of a United States Holder as ordinary income on the day on which the dividends are received by the CPO Trustee and will not be eligible for the dividends received deduction allowed to corporations. Dividends paid in pesos will be included in the income of a United States Holder in a U.S. dollar amount calculated in general by reference to the exchange rate in effect on the day they are received by the CPO Trustee. United States holders should consult their own tax advisors regarding the treatment of foreign currency gain or loss, if any, on any pesos that are converted into U.S. dollars on a date subsequent to the date of receipt by the CPO Trustee. Dividends generally will constitute foreign source "passive income" or, in the case of certain United States holders, "financial services income" for United States foreign tax credits purposes.

     Distributions to Holders of additional Shares with respect to their GDSs or CPOs that are made as part of a pro rata distribution to all shareholders of the Company generally will not be subject to United States federal income tax.

     A Non-United States Holder of CPOs or GDSs generally will not be subject to United States federal income or withholding tax on dividends received on CPOs or GDSs, unless such income is effectively connected with the conduct by the Non-United States Holder of a trade or business in the United States.

     Mexican Tax Considerations

     There is no Mexican withholding or other tax levied on Foreign Holders of the Shares, CPOs or GDSs, on dividends paid, either in cash or any other form, by the Company.

     Taxation of Capital Gains

     U.S. Tax Considerations

     Upon the sale, exchange or other disposition of GDSs or CPOs, a United States Holder generally will recognize gain or loss in an amount equal to the difference between the amount realized on the disposition of such GDSs or CPOs and such United States Holder's tax basis in the GDSs or CPOs. Such gain or loss recognized by such United States Holder generally will be long-term capital gain or loss if the United States Holder has held the GDS or CPO for more than one year at the time of the disposition. The distinction between capital gain or loss and ordinary income or loss is important for purposes of the limitations on a United States Holder's ability to offset capital losses against ordinary income and because United States Holders that are individuals may be entitled to a preferential tax rate on long-term capital gains. Long-term capital gain realized by a United States Holder that is an individual generally is subject to a maximum rate of 20 percent in respect of property held for more than one year.

     Deposits and withdrawals of CPOs by United States Holders in exchange for GDSs will not result in the realization of gain or loss for United States federal income tax purposes.

     A Non-United States Holder of CPOs or GDSs will not be subject to United States federal income or withholding tax on gain realized on the sale of CPOs or GDSs, unless (i) such gain is effectively connected with the conduct by the Non-United States Holder of a trade or business in the United States or (ii) in the case of gain realized by an individual Non-U.S. Holder, the Non-United States Holder is present in the United States for 183 days or more in the taxable year of the sale and certain other conditions are met.

     Mexican Tax Considerations

     Gain on the sale or other disposition of GDSs by Foreign Holders will not be subject to Mexican tax. Deposits of CPOs in exchange for GDSs and withdrawals of CPOs in exchange for GDSs will not give rise to any Mexican tax or transfer duties.

     Provided the Ministry of Finance determines that CPOs are held by the investing public at large, gains from the sale of CPOs carried out by Foreign Holders through the Mexican Stock Exchange or any other stock exchange or securities market in Mexico or abroad that is recognized by the Ministry of Finance will generally be exempt from Mexican taxes. If, however, the Ministry of Finance withdraws such determination, sales of CPOs by Foreign Holders will be subject to Mexican federal withholding at a rate of 20% of the gross sales price, unless (i) the determination of the Ministry of Finance was in effect at the time of purchase of the CPOs being sold, in which case there will be no Mexican federal withholding tax or (ii) the seller is a resident of a qualifying country (including, among others, the United States), appoints a representative in Mexico for income tax purposes related to the sale and elects to pay Mexican federal income tax at a rate of 30% of the gain on the sale.

     Under the Tax Treaty, gains of a United States Holder that is eligible for benefits under the Tax Treaty on the disposition of CPOs generally will not be subject to Mexican tax, unless such gains are attributable to a permanent establishment or fixed base of such United States Holder in Mexico. Gains of Non-United States Holders eligible for benefits under a treaty to which Mexico is a party may be exempt (in whole or in part) from Mexican tax under such treaty.

     United States Backup Withholding and Information Reporting

     A United States Holder of Notes, CPOs or GDSs may, under certain circumstances, be subject to "backup withholding" at the rate of 31% with respect to certain payments to such United States Holder, such as dividends or interest paid by the Company or the proceeds of a sale or disposition of Notes, CPOs or GDSs, unless such holder (i) is a corporation or comes within certain exempt categories, and demonstrates this fact when so required, or (ii) provides a correct taxpayer identification number, certifies that it is not subject to backup withholding and otherwise complies with applicable requirements of the backup withholding rules. Any amount withheld under these rules will be allowed as a refund or credit against the holder's United States federal income tax liability provided the required information is furnished to the Internal Revenue Service. While Non-United States Holders generally are exempt from backup withholding, a Non-United States Holder may, in certain circumstances, be required to comply with certain information and identification procedures in order to prove this exemption.

     Other Mexican Taxes

     There are no inheritance, gift, succession or value added taxes applicable to the ownership, transfer, exchange or disposition of GDSs or CPOs by Foreign Holders, although gratuitous transfers of CPOs may, in certain circumstances, cause a Mexican federal tax to be imposed upon the recipient. There are no Mexican stamp, issue, registration or similar taxes or duties payable by holders of GDSs or CPOs.

Item 8.  Selected Financial Data

     The following table presents selected consolidated financial information for each of the periods indicated. The selected consolidated financial information set forth below should be read in conjunction with, and is qualified in its entirety by reference to, the Company's Consolidated Financial Statements, and the notes thereto, included elsewhere herein.

     The Company's Consolidated Financial Statements have been prepared in accordance with Mexican GAAP, which differs in certain respects from U.S. GAAP.
Note 16 to the Consolidated Financial Statements provides a description of the principal differences between Mexican GAAP and U.S. GAAP as they relate to the Company and a reconciliation to U.S. GAAP of net income (loss) and stockholders' equity.

     The Company's financial statements were prepared giving effect to Bulletin B-10 and Bulletin B-12 issued by the Mexican Institute of Public Accountants. Bulletin B-10 is designed to provide for the recognition of certain effects of inflation by requiring the Company generally to restate non-monetary assets and liabilities and the components of stockholders' equity using the National Consumer Price Index (the "NCPI") and to record gains or losses in purchasing power from holding monetary liabilities or assets. Bulletin B-12 requires that the statement of changes in financial position reflect changes from the restated historical balance sheet to the current balance sheet. Pursuant to Mexican GAAP, the selected consolidated financial information set forth below, and all data in the Consolidated
Financial Statements, have been restated in constant pesos as of December 31, 1998.

     The effect of the inflation accounting principles described above has not been reversed in the reconciliation to U.S. GAAP. See Note 16 to the Consolidated Financial Statements.

                                                                               Year ended December 31,                 U.S.$
                                                          1994        1995        1996         1997       1998        1998 (1)
                                                          ----        ----        ----         ----       ----        --------
                                               (millions of constant Ps. as of December 31, 1998 purchasing power, except per share data and percentages)
Income Statement Data:

Mexican GAAP

Merchandise, service and other revenues(2)               5,491.3     4,228.7     5,869.2     7,566.6     8,924.8       901.4

Cost of merchandise sold and services (2)                3,505.6     2,104.4     3,581.8     4,571.6     5,427.0       548.1

Gross profit                                             1,985.7     2,124.3     2,287.4     2,995.0     3,497.8       353.3

Administrative and selling expenses                      1,248.5     1,194.4     1,498.7     1,787.2     2,361.5       238.5

Other expenses (income)                                     19.1

Depreciation and amortization                               69.4       100.7       113.1       182.3       342.7        34.6

Operating income                                           648.7       829.2       675.6     1,025.5       793.6        80.2

Comprehensive financing income (expense)-net               (59.0)     (225.0)      150.3      (133.0)     (473.7)      (47.8)

Income before income taxes and employees'                  589.7       604.2       825.9       892.5       319.9        32.3

Taxes and employees' statutory profit sharing               94.6        75.2       127.0       109.1       107.1        10.8

Extraordinary item                                         (22.2)                 (153.3)

Consolidated net income (3)                                517.3       529.0       852.2       783.4       212.8        21.5

Income of minority stockholders                                                     14.9        19.3         4.0         0.4

Income of majority stockholders                            517.3       529.0       837.3       764.1       208.8        21.1

Earnings per share (4)                                      0.14        0.15        0.23        0.22        0.06        0.01

Earnings per CPO (4)                                        0.43        0.44        0.70        0.65        0.18        0.02

Weighted average shares outstanding
 (in millions) (4)                                       3,591.0     3,591.0     3,595.6     3,553.6     3,574.7     3,574.7

Weighted average CPOs outstanding
 (in millions) (4)                                       1,197.0     1,197.0     1,198.5     1,184.5     1,191.6     1,191.6

U.S. GAAP

Sales and money transfer services                        3,995.7     3,738.8     4,956.6     6,056.9     7,382.9       745.7

Interest earned from customer credit operations          1,544.8     1,463.5     1,231.2     1,634.7     1,978.9       199.9

Operating income                                           845.5     1,354.1     1,147.4     1,014.9     1,434.4       144.9

Income before income taxes and employees'
statutory profit sharing                                   556.2       558.8       763.2       516.2       615.9        62.2

Net income
                                                          (132.1)      272.7       652.8       278.6       262.6        26.5
Basic earnings (loss) per share (4)
                                                           (0.04)       0.08        0.18        0.08        0.07        0.01
Basic weighted average shares outstanding
(in millions) (4)                                        3,518.0     3,628.0     3,595.5     3,553.6     3,574.7     3,574.7


                                                                          Year ended December 31,                  U.S.$
                                                     1994       1995         1996         1997         1998       1998 (1)
                                                     ----       ----         ----         ----         ----       --------
                                               (millions of constant Ps. as of December 31, 1998 purchasing power, except per share data and percentages)
Balance Sheet Data:

Mexican GAAP

Accounts  receivable  due from  customers-Net(5)    1,402.3    1,644.4      2,354.1      1,572.7      1,240.8        125.3

Accounts    receivable   due   from   related
parties-Net                                           798.7      991.0        234.6        169.0        204.9         20.7

Inventories
                                                    1,377.4    1,449.7      1,549.5      2,279.4      2,140.4        216.2
Total current assets
                                                    3,992.6    4,286.2      4,636.5      4,989.9      5,476.7        553.1
Property, machinery and equipment-Net
                                                      623.7      739.5        837.0      1,807.0      2,144.7        216.6
Total assets
                                                    5,115.6    5,534.2      7,536.7      9,188.7      9,854.8        995.3
Total current liabilities
                                                    1,760.3    1,873.7      2,216.9      3,852.3      3,528.1        356.3
Long-term debt
                                                      192.6      126.4      1,178.9        986.4      2,465.9        249.1
Majority stockholders' equity
                                                    1,931.7    2,253.4      4,126.7      4,247.5      3,652.6        368.9

U.S. GAAP

Accounts receivable due from customers-Net
                                                    1,402.3    1,644.4      2,354.1      2,605.8      2,541.0        256.6
Inventories
                                                    1,377.4    1,449.7      1,549.5      2,247.2      2,140.4        216.2
Total assets
                                                    4,794.7    5,268.4      6,396.9      8,936.0      9,500.1        959.5
Short-term debt
                                                    1,679.6    1,873.7        852.5      2,808.3      1,244.0        125.6
Long-term debt
                                                       79.8                 1,082.9        956.1      3,428.5        346.3
Majority stockholders' equity
                                                    1,520.8    1,533.4        776.2        945.3        306.9         31.0

Other Financial Data:

Mexican GAAP

Gross margin(6)                                       36.2%      50.2%        39.0%        39.6%        39.2%        39.2%

Operating income margin(7)                            11.8%      19.6%        11.5%        13.6%         8.9%         8.9%

Capital expenditures
                                                      249.0      438.4        337.3        932.3        607.5         61.4
Stores open at period end
                                                        354        400          521          680          819         82.7
Number of open installment accounts
                                                    586,528    532,452      889,921      948,054      668,772      668,772
Store space (square meters)
                                                    179,031    227,654      308,058      423,557      529,535      529,535
Net sales per square meter
                                                      29.32      20.52        18.53        16.97        16.70         1.69

----------------
(1) The U.S. dollar amounts represent the peso amounts as of December 31, 1998, expressed as of December 31, 1998 purchasing power, translated at an exchange rate of Ps. 9.901 per U.S. dollar, the Noon Buying Rate on December 31, 1998. These transactions should not be considered as representations that the peso amounts actually represent such U.S. dollar amount, or could be converted into U.S. dollars at the rates indicated or at any other rate.

(2) Includes for all periods the effects of a change in the method used by the Company in accounting for installment sales and certain reclassifications made by the Company to show all the revenues and costs associated with the installment sales program within merchandise, services and other revenue and cost of merchandise sold and services to allow a better matching of revenues with the costs needed to produce them. Also includes for all periods the effects of a reclassification of the Company's equity in Casa as part of merchandise, services and other revenue to allow a better matching of such revenue with the amortization of goodwill of such investment. See Item 9, "Management's Discussion and Analysis of Financial Condition and Results of Operations--Accounting for Installment Sales" and "--Investment in Casa."

(3) Reflects an extraordinary item in 1994 relating to the utilizing of tax loss carryforwards of Ps.18.7 million, respectively. Also reflects other income in 1995 relating to Ps. 29.5 million equity in income in Servicio Mexicano de Entregas and other income in 1996 relating to the sale of Servicio Mexicano de Entregas to American Rapid Corporation (Western Union) for Ps. 129.3 million. There were no extraordinary items or other income in 1997.

(4) After giving effect to the ten to one split of the Company's stock, which was authorized on August 15, 1997. As a result of the split, each GDS currently represents 20 CPOs; while each CPO continues to represent two B Shares and one L Share.

(5) Accounts receivables from retail customers are shown net of the unearned installment sales markup. See Item 9, "Management's Discussion and Analysis of Financial Condition and Results of Operations--Accounting for Installment Sales."

(6) Gross margin is calculated by dividing gross profit by merchandise, services and other revenues. (7) Operating income margin is calculated by dividing operating income by merchandise, services and other revenues.

Exchange Rates

     The following table sets forth, for the periods indicated, the period-end, average, high and low, Noon Buying Rate, expressed in pesos per U.S. dollar, published by the Federal Reserve Bank of New York. The rates have not been restated in constant currency units. All amounts are stated in pesos.

                                                Free Market Rate(1)
                                  ----------------------------------------------
                                                                         Period
Year Ended December 31,              High         Low     Average(2)       End
----------------------               ----         ---     ---------      ------
1994                               Ps.5.75      Ps.3.11     Ps.3.48      Ps.5.00
1995                                  8.05         5.27        6.53         7.74
1996                                  8.05         7.33        7.63         7.88
1997                                  8.41         7.71        7.96         8.07
1998                                 10.63         8.04        9.15         9.90
1999 (As for June 22, 1999)          10.60         9.24        9.70         9.36

-------------------
(1) Source: Federal Reserve Bank of New York.

(2) Average of end-of-month rates.


Dividends

     The declaration, amount and payment of dividends are determined by majority vote of the holders of the A Shares and generally, but not necessarily, on the recommendation of the Board of Directors. Dividends are declared in the first quarter of each fiscal year based on the audited financial statements of the Company for the preceding fiscal year. The amount of any such dividend would depend on, among other things, the Company's operating results, financial condition and capital requirements, and on general business conditions.

     Under the Company's Amended and Restated By-laws and the Mexican Companies Law, the gross profits of the Company are applied as follows:

     At the annual ordinary general meeting of the shareholders of the Company, the Board of Directors submits the financial statements of the Company for the previous fiscal year, together with the report thereon by the Board, to the holders of A Shares for approval. Once the financial statements have been approved by the holders of A Shares, the holders of A and B Shares determine the allocation of the Company's net profits for the preceding year. They are required by law to allocate at least 5% of such net profits to a legal reserve, which is not available for distribution except as a stock dividend until the amount of the legal reserve equals 20% of the Company's historical capital stock (before the effect of restatement). Thereafter, the holders of A and B Shares may determine and allocate a certain percentage of net profits to any general or special reserve, including a reserve for open-market purchases of the Company's shares. The remainder of net profits is available for distribution in the form of dividends to the shareholders provided that the holders of A and B Shares resolve favorably for the distribution of dividends. Holders of B Shares and L Shares (directly or through CPOs) have equal rights, on a per share basis, to dividends.

     On March 17, 1999, the Company declared a dividend of Ps.0.0975 (US$0.00975) per CPO or Ps.0.0325 (US$0.00325) per A Share, and B and L Share not deposited in the CPO trust. This dividend, which was paid on March 31, 1999, was equal to 55.4% of net profit for the year ended December 31, 1998 or approximately Ps.115.7 million. The dividend payment per GDS in 1995 was Ps.0.249 (US$0.0249), in 1996 was Ps.0.458 (US$0.0458) per GDS, in 1997 was
Ps.0.951 (US$0.0951) per GDS, in 1998 was Ps.0.828 (US$0.0828).

     Under the terms of the indenture for the 12 3/4 Guaranteed Senior Notes due 2001 and the US$150 million unsecured guaranteed revolving credit agreement with Citibank as agent, the Company is subject to certain financial covenants that directly or indirectly restrict the payment of dividends. See Item 9, "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

Item 9. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion should be read in conjunction with, and is qualified in its entirety by reference to, the Company's Consolidated Financial Statements and the Notes thereto included elsewhere herein. This Annual Report includes "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. All statements other than statements of historical fact included in this Annual Report, including, without limitation, statements of the Company's and management's expectations, intentions, plans and beliefs, including those contained in or implied by Item 1, "Description of Business," or Item 9, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Notes to Consolidated Financial Statements, are forward-looking statements, and are dependent on certain events, risks and uncertainties that may be outside the Company's control. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. Important factors that could cause actual results to differ materially from the Company's expectations include certain governmental, economic and political factors in the United Mexican States and in other countries where the Company has operations, including, without limitation, factors related to the devaluation of the Peso, inflation and interest rates and exchange control policies, the Company's dependence on installment sales, the availability of funding for future financing needs, certain potential adverse effects of competition, the Company's dependence on key personnel, potentially more restrictive consumer protection laws in Mexico, certain factors related to the Company's related party transactions and the risk factors described from time to time in the Company's other documents and reports filed with the Securities and Exchange Commission. All subsequent written and oral forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by such factors.

Basis of Presentation

     The Consolidated Financial Statements have been prepared on a consolidated basis to reflect the financial condition and the results of operations of Grupo Elektra, S.A. de C.V. and its consolidated subsidiaries.

     Mexican GAAP requires that the Consolidated Financial Statements recognize certain effects of inflation. Financial information for all periods in the Consolidated Financial Statements has been restated in constant Pesos as of December 31, 1998 in accordance with the Third Amendment to Bulletin B-10 of the Mexican Institute of Accountants. Effective January 1, 1997, the Fifth Amendment to Bulletin B-10 modified the method of restatement of nonmonetary assets for the effects of inflation. Accordingly, the percentage increases discussed herein are adjusted for the general effects of inflation to permit period-to-period comparisons. See Note 2 to the Company's Consolidated Financial Statements.

     In accordance with Bulletin B-10, the Company is required to report, as a gain or loss on its net monetary position, the effects of inflation on its monetary assets and liabilities. This net amount reflects the gain or loss arising from holding a net liability or asset monetary position in an inflationary period, since over time a monetary liability can be settled for units of less purchasing power whereas a monetary asset decreases in value in real terms. The Company's operations continually generate monetary assets (primarily from its installment sales) while the Company's accounts payable and borrowings to finance capital expenditures result in monetary liabilities.

Accounting for Installment Sales

     The Company sells products through its Elektra stores for cash and for credit under an installment sales program. Revenues from Elektra installment sales are accounted for as follows: (i) an amount equivalent to the cash price of the merchandise is recorded as merchandise revenue at the time of sale; (ii) the installment sales mark-up, as described below, is recorded as merchandise revenue ratably over the life of the installment sale contract; (iii) stated interest, if any, is recorded as merchandise revenue ratably over the life of the installment sale contract; and (iv) penalty interest on past due installment sales payments is recorded as merchandise revenue when paid.

     The cost to the customer of merchandise purchased under the Elektra installment sales program includes a cash price component plus a mark-up component and, in certain circumstances, a stated interest component depending on the Company's current marketing objectives. If stated interest is used, the Company discloses such applicable interest rate; however, the implicit cost of financing due to the mark-up is not disclosed to the customer. Mark-up and, if included, stated interest represent the costs associated with providing the installment sales program plus a profit margin. Such costs include the cost of financing, the cost of credit investigations and the cost of collection and legal process relating to bad debts.

     As of January 1, 1997 the Company modified the presentation of its statement of income to show all the revenues and costs associated with the installment sales program within merchandise, services and other revenue and cost of merchandise sold and services, thus allowing a better matching of revenues with the costs needed to produce them. Accordingly, the cash price, mark-up, stated interest and penalty interest on installment sales are part of merchandise services and other revenues as well as operating income. Also, parts of the revenues from installment sales are subject to a loss on monetary position from account receivable. Cost of sales includes the cost of merchandise sold, the cost of financing the installment sales program and the allowance for doubtful accounts, less any monetary gain on financing of receivables.

     When an installment sale is made for products at the Company's Elektra or Hecali stores, the customer signs a promissory note in the amount of the equivalent cash price of the merchandise plus the mark-up and, if applicable, stated interest minus any down payment. At the time of the sale, the equivalent cash price of the merchandise is booked as merchandise revenues, and an account receivable is generated in the amount of the installment sale equivalent cash price minus any down payment. During the term of the installment sale contract, each weekly payment is applied proportionately among the equivalent cash price, the mark-up and the stated interest. The portion of the weekly payment allocated to the equivalent cash price is applied to reduce the account receivable and has no effect on the Company's income statement. The portions allocated to mark-up and stated interest are recognized as merchandise revenues, in each case ratably over the term of the installment. If the customer is late with a weekly payment, the mark-up and stated interest portion of the missed payment are recognized as merchandise revenues and the account receivable is increased by both amounts. Penalty interest is charged on amounts that are past due and is recognized when paid as merchandise revenues. Payments are applied first to any penalty interest balances. In summary, if a customer is current on the repayment of an installment sale, the account receivable associated with such installment sale includes only the equivalent cash price portion of the sale (minus the down payment) and is amortized weekly in equal amounts during the term of the installment sale. To the extent that a customer is late on the payments of an installment sale, the account receivable associated with such installment sale includes the remaining equivalent cash price portion (minus the down payment) and any accrued but unpaid mark-up and stated interest.

     During 1995, most installment sales were made on a 53-week term. Beginning in the second half of 1996, and continuing until December 31, 1998, most of the Company's Elektra installment sales were made on a 39-week term. During 1995, the Company adjusted its marketing strategy to eliminate the stated interest component in all of its installment sales terms.

Reserve for Doubtful Accounts

     Since the fourth quarter of 1996 the Company has recorded a provision for doubtful accounts at the time of any installment sale in an amount equal to five percent of the cash price of the merchandise sold, plus the markup, less the down payment, if any. During 1995 and for the first three-quarters of 1996, this provision was calculated on the basis of the cash price only. Normally, the Company requires a ten percent down payment for all installment sales but waives such requirement from time to time for marketing purposes.

     After giving effect to write-offs, the reserve for doubtful accounts was 6.4% of account receivable due from retail customers as of December 31, 1998 and 3.2% of accounts receivable due from retail customers as of December 31, 1997. Management believes that its reserve policy for its installment sales program is sufficient to cover potential write-offs. The Company continues collection efforts after writing off accounts receivable.

Effects of the Peso Devaluation and Inflation

     General

     The Mexican government's decision on December 20, 1994 to increase significantly the range within which Mexican pesos would be exchanged for U.S. dollars and to subsequently permit the peso to float freely against the U.S. dollar caused a significant devaluation of the peso against the U.S. dollar. The devaluation produced a number of adverse effects on the Mexican economy that, in turn, adversely affected the financial condition and results of operations of the Company. Interest rates in Mexico increased substantially, thus increasing the cost of borrowing. In addition, the Mexican government has, in response to the adverse effects of the devaluation, established an economic recovery program that is designed to tighten the money supply, increase domestic savings, discourage consumption and reduce public spending generally. Foreign investment in Mexico by private sources has also been reduced significantly.

     For the year ended December 31, 1998, the Mexican economy moderately improved, with gross domestic product growth of 4.5% compared to 1997. Nonetheless, economic crises in developing countries other than Mexico did have a negative impact on Mexico. Interest rates on 28-day Cetes in 1998 increased to an average of 24.6%, compared to an average of 19.8% in 1997, and the peso devalued 23% to Ps.9.90 per US$1.00 at the end of 1998 from Ps.8.07 per US$1.00 at the end of 1997. Inflation increased to a rate of 18.6% from a rate of 15.7% in 1997. For a description of the Company's accounting policies related to devaluation and inflation, see Note 2 to the Consolidated Financial Statements.

     Revenues

     The Company has increased prices to substantially offset the increases in the cost of merchandise sold and operating expenses. However, the rather significant levels of inflation in Mexico have reduced the purchasing power of the Company's customers. As a result, many customers have begun to select lower priced merchandise or have delayed purchasing decisions. The Company's gross profits do not vary materially within each of the Company's consumer electronics product lines, although the Company does realize a greater gross profit from the sale of Elektra brand products, which typically are the lowest priced merchandise in the consumer electronics product line.

     Depreciation and Amortization Expense

     Prior to 1997, Bulletin B-10 required property, machinery, equipment and other non-monetary assets, such as the Company's stores and inventory, to be restated based upon replacement cost or the NCPI; the Company generally restated based on replacement cost. Commencing 1997, the Fifth Amendment to Bulletin B-10 requires non-monetary assets of Mexican origin to be restated based on the NCPI but permits those of non-Mexican origin to be restated based on the devaluation of the Mexican peso against the relevant foreign currency after applying the inflation factor of the relevant foreign country. See Note 2a to the Consolidated Financial Statements.

     Comprehensive Financing Cost

     As of December 31, 1996, 1997 and 1998, the Company had approximately US$128.7 million, US$218.6 million and US$241.4 million of monetary liabilities denominated in U.S. dollars, respectively. Virtually all of such monetary liabilities represented outstanding indebtedness of the Company for borrowed money. The Company's U.S. dollar-denominated monetary assets as of December 31, 1996, 1997 and 1998 amounted to approximately US$2.0 million, US$19.6 million and US$30.7 million, respectively. At December 31, 1998, there were also assets and liabilities denominated in several Latin American currencies, which were equivalent to US$41.4 million and US$65.5 million, respectively.

     Interest expense. Interest on the Company's U.S. dollar-denominated indebtedness exposes the Company to exchange rate fluctuations, with the peso cost of interest payments on such indebtedness increasing as the peso's value declines against the U.S. dollar.

     Interest income. Interest income is positively affected by inflation as the Company receives higher rates of return on its temporary investments, which are primarily fixed short-term peso deposits in Mexican banks.

     Exchange (loss) gain. The Company records a foreign exchange gain or loss with respect to U.S. dollar-denominated monetary assets or liabilities when the peso appreciates or depreciates in relation to the U.S. dollar. The Company's U.S. dollar-denominated monetary liabilities, which principally consist of U.S. dollar-denominated indebtedness of the Company for borrowed money, substantially exceed its U.S. dollar-denominated monetary assets, which principally consist of U.S. dollar bank deposits. As a result, the Company has recorded a foreign exchange loss during each period in which the peso depreciated in relation to the U.S. dollar and vice versa.

     Gain on monetary position. Gain or loss on monetary position refers to the gains or losses, due to the effects of inflation, from holding net monetary liabilities or assets. A gain on monetary position results from holding net monetary liabilities during periods of inflation, as the purchasing power represented by nominal peso liabilities declines over time. Accordingly, since the Company's monetary liabilities exceeded its monetary assets in 1998, 1997 and 1996, the Company recorded a gain on monetary position in those periods, particularly in 1996 due to relatively high levels of inflation.

Investment in Casa

     As of January 1, 1997 the Company modified, for internal purposes, the presentation of its statement of income to show the income associated with the Company's investment in Casa, a holding company through which the Controlling Shareholders of the Company own the controlling interest in TV Azteca and COTSA, as part of merchandise, service revenue and other in order to emphasize this item within results of operations and to allow a better matching of such income with the amortization of goodwill related to such investment.

Seasonality of Sales

     The Company has historically experienced, and expects to continue to experience, seasonal fluctuations in sales, reaching highs in the months of May and December. Such seasonality results from increases in general consumption associated with Mother's Day and the Christmas season.

Results of Operations

     The following table sets forth certain consolidated financial information of the Company expressed as a percentage of total revenues (merchandise, service and other revenues) for the three years ended December 31, 1996, 1997 and 1998:


                                                                                  Year Ended December 31,
                                                                           -------------------------------------
                                                                               1996         1997            1998
                                                                           ------------- --------------- --------

Merchandise, service and other revenues..........................          100.0%          100.0%           100%
Cost of merchandise sold and of services.........................          (61.0)          (60.4)           (60.8)
Gross profit.....................................................           39.0            39.6             39.2
Administrative and selling expenses..............................          (25.6)          (23.6)           (26.5)
Depreciation and amortization....................................           (1.9)           (2.4)            (3.8)
Operating income.................................................           11.5            13.6              8.9
Comprehensive financing income (expense).........................            2.6            (1.8)            (5.3)
Income before income taxes and employees' statutory profit
  sharing........................................................
                                                                            14.1            11.8              3.6
Consolidated net income..........................................           14.5            10.4              2.4

     Year ended December 31, 1998 compared to year ended December 31, 1997.

     Total revenues in 1998 increased 17.9%, or P$1,358.2 million, to P$8,924.8 million from P$7,566.6 million in 1997. Merchandise revenues (which includes mark-up on installment sales and penalty interest) accounted for 98.3% of total revenues (excluding monetary loss on accounts receivable) in 1998. Merchandise revenues were realized primarily through Elektra's retail network, with 6.5% being realized through Hecali's retail network and 0.9% through wholesale sales to related parties and governmental institutions. Money transfer services decreased to 3.3% of total revenues (excluding monetary loss on accounts receivable) in 1998 from 3.6% in 1997. Equity in loss of Casa represented (1.6%) of total revenues (excluding monetary loss on accounts receivable) in 1998, instead of a revenue of 2.3% in 1997. Those items were offset by a monetary loss on accounts receivable, which decreased to 3.3% of total revenues in 1998 from 4.0% of total revenues in 1997.

     Merchandise revenues in 1998 increased 23.0% or P$1,656.4 million to P$6,059.8 million from P$4,814.6 million in 1997. The increase in merchandise revenues was mainly due to 1.4% increase in same store sales at its Elektra stores, but offset by a decrease of 2.0% of same-store sales at its Hecali stores, and the opening of 139 (net) new retail stores (including 39 new stores in Central and South America), representing a 25% increase in store space. The slight increase in same store sales reflected the effects of the global economic turmoil which caused a deceleration of the Mexican economy (interest rates on 28-day Cetes in 1998 increased to an average of 24.6%, compared to an average of 19.8% in 1997, and the peso devalued 23% to Ps.9.93 per U.S. dollar from Ps.8.06 per U.S. dollar, inflation increased to a rate of 18.6% from a rate of 15.7%). Revenue from electronic money transfer services in 1998 increased 8.7% or P$24.6 million to P$306.5 million from P$281.9 million due to increased competition in the market. Monetary loss on accounts receivable in 1998 decreased 4.3% or P$13.1 million to P$290.7 million from P$303.8 million due to a smaller portfolio of accounts receivable due to the Company's receivables securitization program. Equity in income of Casa in 1998 decreased by 181.8% or P$325.0 million to a loss of P$146.3 million from an income of P$178.8 million in 1997 due primarily to higher exchange losses in Casa direct and indirect subsidiaries.

     Of 1998 merchandise revenues, 66.9% were installment sales, as compared to 65.9% in 1997, and the remainder were cash sales. The Company's aggregate revenue from mark-up on installment sales and penalty interest, which is included in merchandise, service and other revenues, was P$1,978.9 million and P$1,634.6 million in 1998 and 1997, respectively. Included in these amounts are mark-ups on installment sales of P$1,767.5 million and P$1,412.4 million, and penalty interest of P$211.4 million and P$222.2 million in 1998 and 1997, respectively. The increase between 1998 and 1997 was primarily due to the increases in mark-up rates during 1998 and a better performance in credit portfolio collection, which caused minor penalty interest.

     Gross profit as a percentage of total revenues decreased to 39.2% in 1998 from 39.6% in 1997 primarily as a result of the equity in the loss of Casa and a higher provision for doubtful accounts, offset by higher sales and mark-up, Excluding mark-up, penalty interest, money transfer services, monetary loss on receivables and the equity in loss of Casa, gross margin on merchandise revenues increased to 30.1% in 1998 from 27.8% in 1997 due to better conditions offered from suppliers, and due to the policy followed during 1998 of charging the customer with every increase charged by the Company's suppliers. Cost of merchandise sold increased 18.3% or P$764.5 million to P$4,934.2 million in 1998 from P$4,169.7 million in 1997, as a result of increased unit sales. The repair provision for extended warranties increased 1,710.3% or P$9.0 million to P$9.5 million in 1998 from P$0.5 million due to an increase of 1701.2% in the sales of extended warranties.

     The provision for doubtful accounts increased 30.6% or Ps.89.9 million, in 1998, from Ps.293.6 million in 1997 to Ps.383.5 million in 1998, due to an increase of 24.8% in installment sales plus mark-up and an increase of 17.8% in the receivables charged off during 1998, leaving a net allowance for doubtful accounts of Ps.82.4 million at December 31, 1998.

     Administrative and selling expenses, which includes salaries, rent and other occupancy costs, advertising costs and sales and collections commissions, increased 32.1% as a result of the opening of 139 new stores, hiring of new employees, and incurring expenses associated with the beginning of operations in Peru. As a percentage of total revenues, administrative and selling expenses increased from 23.6% in 1997 to 26.5% in 1998.

     Depreciation and amortization increased 88.0% or P$160.5 million to P$342.7 million in 1998, from P$182.2 million in 1997. This increase was due primarily to a 53.5% increase in net capital expenditures associated with opening of new stores and initiating operations in Peru.

     Comprehensive financing expense increased 256.2% or P$340.7 million in 1998 to P$473.7 million from P$133.0 million in 1997, due to an increase of 96.7% in interest expense and an increase of 358.1% in the foreign exchange loss, offset by an increase of 80.9% in gain on net monetary position, and an increase of 121.3% in interest income. Interest income increased from P$37.0 million in 1997 to P$81.9 million in 1998 as a result of higher investment rates in the Mexican market. Interest expense increased to P$433.6 million in 1998 from P$220.5 million in 1997, due primarily to the funding of the store expansion program and major investments in information technology. The foreign exchange loss increased to P$352.7 million in 1998 from P$77.0 million primarily due to the fact that the year-end exchange rate of the U.S. dollar for 1998 changed 23.2% and that the Company's average 1998 dollar liabilities increased compared with the average 1997 liabilities. Finally, gain on net monetary position increased from P$127.5 million in 1997 to P$230.7 million in 1998 due to a higher Mexican inflation rate of 18.6% for 1998, compared with the 15.7% rate for 1997.

     Income before taxes and employees' statutory profit sharing decreased 64.2% or P$572.7 million to P$319.9 million in 1998 from P$892.6 million in 1997.

     Provision for income tax and employees' statutory profit sharing decreased 1.8% or P$2.0 million in 1998 to P$107.1 from P$109.1 million in 1997. As a percentage of pre-tax income, the provision for income tax, asset tax and employees' statutory profit sharing increased to 33.5% in 1998 from 12.2% in 1997 due mainly to the increase of depreciation and amortization and the equity in loss of Casa. See Note 13 of the Consolidated Financial Statements.

     The Company has several operating subsidiaries with tax loss carryforwards. Under Mexican tax law, the Company and its subsidiaries may not file consolidated tax returns except with specific authorization. Tax losses within a subsidiary offset taxable income only to the extent that taxable profits are generated by such subsidiary. In 1997 and 1998, the Company was not able to utilize any tax loss carryforwards.

     Income of minority stockholders was P$4.0 million, a decrease of 79.2% from P$19.3 million in 1997. The income of minority stockholders is related to the Western Union Transaction and for 1997 and part of 1998, the residual claim of the minority shareholders in Hecali. See Note 1 of the Company's Consolidated Financial Statements and Item 1, "Description of Business-Hecali."

     Net Income of majority stockholders decreased 72.7% to P$208.7 million in 1998 from P$764.1 in 1997.

     Year ended December 31, 1997 compared to year ended December 31, 1996

     Total revenues in 1997 increased 28.9%, or Ps.1,697.3 million, to Ps.$7,566.6 million from Ps.5,869.3 million in 1996. Merchandise revenues (which includes mark-up on installment sales and penalty interest) accounted for 94.1% of total revenues (excluding monetary loss on accounts receivable) in 1997. Merchandise revenues were realized primarily through Elektra's retail network, with 5.1% being realized through Hecali's retail network and 1.3% through wholesale sales to related parties and governmental institutions. Money transfer services decreased to 3.6% of total revenues (excluding monetary loss on accounts receivable) in 1997 from 4.7% in 1996. Equity in income of Casa represented 2.3% of total revenues (excluding monetary loss on accounts receivable) in 1997 and 1996. Those items were offset by a monetary loss on accounts receivable, which decreased to (4.0%) of total revenues in 1997 from (7.9%) of total revenues in 1996.

     Merchandise revenues in 1997 increased 25.9% or P$1,477.0 million to P$7,187.4 million from P$5,710.4 million in 1996. The increase in merchandise revenues was mainly due to 8.5% and 1.8% increases in same store sales at its Elektra and Hecali stores, respectively, and the opening of 159 (net) new retail stores (including 44 new stores in Central America), representing a 37% increase in store space. The increase in same store sales reflected primarily the improvement of the Mexican economy and the effectiveness of the Company's advertising campaigns. Revenue from electronic money transfer services in 1997 decreased 4.7% or P$14.0 million to P$281.9 million from P$295.9 million due to increased competition in the market. Monetary loss on accounts receivable in 1997 decreased 34.2% or P$158.1 million to P$303.8 million from P$461.9 million due to a lower inflation rate in 1997 as compared to 1996 and a smaller portfolio of accounts receivable due to the Company's receivables securitization program. Equity in income of Casa in 1997 increased 24.6% or P$35.3 million to P$178.8 million from P$143.5 million in 1996 due primarily to higher sales of television advertising.

     Of 1997 merchandise revenues, 65.9% were installment sales, as compared to 68.8% in 1996, and the remainder were cash sales. The Company's aggregate revenue from mark-up on installment sales and penalty interest, which is included in merchandise, service and other revenues, was P$1,634.6 million and P$1,231.1 million in 1997 and 1996, respectively. Included in these amounts are mark-ups on installment sales of P$1,412.4 million and P$1,049.9 million, and penalty interest of P$222.2 million and P$181.2 million in 1997 and 1996, respectively. The increases between 1997 and 1996 were primarily due to the change in the installment sales mix, which in 1997 favored the 39-week term over the 53-week term that was popular in 1996. The increased popularity of the 39-week term allowed the Company to recognize in 1997 the earned mark-up of higher installment sales in a shorter period than in 1996.

     Gross profit as a percentage of total revenues increased to 39.6% in 1997 from 39.0% in 1996 primarily as a result of higher mark-up, increased penalty interest and the greater equity in income of Casa. Excluding mark-up, penalty interest, money transfer services, monetary loss on receivables and the equity in income of Casa, gross margin on merchandise revenues decreased to 27.8% in 1997 from 29.4% in 1996 due to the slight devaluation of the Mexican peso and the increase in prices of imported goods from abroad, particularly from Asian countries. Cost of merchandise sold increased 26.8% or P$881.9 million to P$4,169.9 million in 1997 from P$3,288.0 million in 1996, as a result of increased unit sales and the increase in prices of imported goods. During 1997, a repair provision amounting P$0.5 million was accounted as part of the cost, and it is calculated as a fixed percentage (30%) of the accrued sales of extended warranties.

     The provision for doubtful accounts increased 57.2% or P$ 106.8 million, in 1997, due to an increase of 20.7% in installment sales plus mark-up and an increase of 30.2% in the receivables charged off during 1997, leaving a net allowance for doubtful accounts of P$50.7 million at December 31, 1997.

     Administrative and selling expenses, which includes salaries, rent and other occupancy costs, advertising costs and sales and collections commissions, increased 19.1% as a result of the opening of 159 new stores, hiring of new employees, creating an expanded corporate training program, and incurring expenses associated with the beginning of operations in four countries in Central America. As a percentage of total revenues, administrative and selling expenses decreased from 25.6% in 1996 to 23.6% in 1997.

     Depreciation and amortization increased 61.2% or P$69.2 million to P$182.3 million in 1997, from P$113.1 million in 1996. This increase was due primarily to a 276.4% increase in net capital expenditures associated with opening of new stores and initiating operations abroad.

     Comprehensive financing expense was P$133.0 million in 1997, instead of comprehensive income of P$150.3 million as in 1996, due to a decrease of 67.5% in interest income, an increase of 298.9% in interest expense and a decrease of 24.3% in the gain on net monetary position. Interest income decreased from P$113.9 million in 1996 to P$37.0 million as a result of lower investment rates in the Mexican market. Interest expense increased to P$220.5 million in 1997 from P$55.3 million in 1996, due primarily to the funding of the store expansion program and major investments in information technology. The foreign exchange loss increased 0.3% primarily due to the fact that the year-end exchange rate of the U.S. dollar for 1997 changed only 2.2% and that the Company's average 1997 dollar liabilities remained almost equal to the average 1996 liabilities. Finally, gain on net monetary position decreased from P$168.4 million in 1996 to P$127.5 million in 1997 due to a lower Mexican inflation rate of 15.7% for 1997, compared with the 27.7% rate for 1996.

     Income before taxes and employees' statutory profit sharing increased 8.1% or P$66.6 million to P$892.5 million in 1997 from P$825.9 million in 1996.

     Provision for income tax and employees' statutory profit sharing decreased 14.1% or P$18.0 million in 1997 to Ps.109.1 million from Ps.127.1 million in 1996. As a percentage of pre-tax income, the provision for income tax, asset tax and employees' statutory profit sharing decreased to 12.2% in 1997 from 15.4% in 1996 due mainly to a tax reserve of Ps.34.3 million recorded by the Company in 1996 for tax assessments from the Mexican Government. See Note 14 of the Consolidated Financial Statements.

     The Company has several operating subsidiaries with tax loss carryforwards. Under Mexican tax law, the Company and its subsidiaries may not file consolidated tax returns except with specific authorization. Tax losses within a subsidiary offset taxable income only to the extent that taxable profits are generated by such subsidiary. In 1996 and 1997, the Company was not able to utilize any tax loss carryforwards.

     Income of minority stockholders was P$19.3 million, an increase of 29.2% from P$14.9 million in 1996. The income of minority stockholders is related to the Western Union Transaction and the residual claim of the minority shareholders in Hecali. See Note 1 of the Company's Consolidated Financial Statements and Item 1, "Description of Business-Hecali."

     Net Income of majority stockholders decreased 8.7% to P$764.1 million in 1997 from P$837.3 in 1996.

Liquidity and Capital Resources

Liquidity

     The Company's net working capital increased to P$1,948.6 million as of December 31, 1998 as compared to P$1,137.6 million as of December 31, 1997. The increase in the Company's working capital during 1998 was principally attributable to a P$811.1 million decrease in short-term bank loans and other short-term borrowings used to finance the Company's domestic and international expansion. In light of the capital expenditures required for the Company's expansion program, in December 1997 the Company entered into a five year US$150 million revolving credit agreement with Citibank as agent described below, and as of December 31, 1998 the Company had drawn down US$85 million under this facility.

     The Company's cash and cash equivalents were P$1,197.7 million as of December 31, 1998, as compared to P$485.7 million as of December 31, 1997. The Company funds its operations through cash flow from operations and borrowings. Cash flow provided by operations in 1998 was P$1,006.2 million, as compared to P$216.5 million in 1997 and P$469.1 million in 1996.

     Historically, the Company has satisfied certain of its working capital requirements through the financing of accounts receivable. Net receivables balances of P$1,240.8 million and P$1,572.7 million were on the Company's books as of December 31, 1998 and 1997, respectively.

     As of December 31, 1998, the Company had uncommitted revolving credit facilities of P$1,740.8 million. Also, as of December 31,1998, the Company had no uncommitted capital lease financing facilities, whereby the Company has lines of credit available for future acquisitions of equipment by means of a financial lease. The unused availability under the uncommitted facilities is subject to termination by the financial institutions at any time.

     On December 2, 1997, the Company entered into a five year US$150 million committed unsecured guaranteed revolving credit agreement with Citibank as agent (the "Citibank Credit Agreement"). As of June 22, 1999, the Company had borrowed the maximum amount available under the Citibank Credit Agreement.

     On January 12, 1996, the Company sold its interests in a joint venture engaged in money transfer services to a wholly owned subsidiary of Western Union for US$20 million and also received a P$37.2 million dividend, representing its share of all undistributed net profits from the joint venture. In addition, the Company and Western Union entered into an agreement to provide for the continued service by the Company as an agent for Western Union's Will Call Service in Mexico. Also, pursuant to the agreement, the Company received US$142 million, which was deposited in escrow. Under the escrow arrangements, the Company has caused the money deposited in escrow to be invested in the capital stock of certain of the Company's subsidiaries, which in turn applied the funds to repay indebtedness of the Company and accounts payable to suppliers, to make a portion of the Company's cash investment in Casa and for general corporate purposes. See
Item 1, "Description of Business--Elektra's Operations in Mexico--Money Transfer Business."

     In May 1996, the Company completed an offering of US$100 million aggregate principal amount of its 12 3/4% Guaranteed Senior Notes due 2001 (the "Notes"), resulting in net proceeds to the Company of US$97.1 million. The Company converted the net proceeds into Pesos and used a majority of the net proceeds to repay a substantial portion of its then existing indebtedness.

     Elektrafin securitized a portion of its accounts receivable portfolio (P$831.2 million, P$308.4 million, P$793.0 million and P$200.0 million (nominal figures), on July 9, 1997, December 3, 1997, April 15, 1998 and December 17, 1998, respectively) through a trust (Nacional Financiera, S.N.C.) and received an aggregate of P$739.3 million in 1997 and P$926.1 million in 1998 (nominal figures) in cash. This securitization consists of the sale of a portion of the receivables portfolio of Elektrafin to the public, and has been qualified as "mAA" by Duff and Phelps and "AA" by Fitch Investor Services. Elektrafin will remain responsible for the collection of the relevant accounts receivable.

     The ability of the Company to make scheduled semiannual interest payments on, and retire the principal at maturity of, the Notes, the Citibank Credit Agreement and its other indebtedness will be dependent on the Company's future performance. The Company's performance is subject to financial, economic and other factors affecting the Company, many of which are beyond its control. In addition, the Indenture governing the Notes and the Citibank Credit Agreement impose significant operating and financial restrictions on the Company. Such restrictions will affect, and in many respects limit or prohibit, among other things, the ability of the Company to pay dividends, incur indebtedness, create liens and to apply the proceeds from certain asset sales.

         The Company's total debt at December 31, 1998 matures as follows:

                  Year ended December 31,                        (in millions)
                  -----------------------
                  1999.......................................     US$  122.5
                  2000.......................................     US$   67.8
                  2001.......................................     US$   94.3
                  2002 and thereafter........................     US$   86.4


     In 1996, 1997 and 1998, the Company advanced an aggregate of P$40.9 million, P$2.2 million, and P$23.4 million, respectively, to affiliates. Outstanding advances to affiliates, including accrued interest, were P$90.7 million, P$9.5 million and P$33.1 million at December 31, 1996, 1997 and 1998, respectively. Certain advances were financed by short-term bank loans. As of December 31, 1998, the Company also had accounts receivable of P$171.9 million that arose in the ordinary course of business with affiliates.

     Capital Expenditures

     Capital expenditures for the years ended December 31, 1996, 1997 and 1998 were P$337.3 million, P$932.3 million and P$607.5 million, respectively. Capital expenditures for store openings and improvements were P$72.6 million in 1996, P$280.5 million in 1997 and P$115.6 million in 1998. Other capital expenditures for distribution centers, data processing equipment and trucks totaled P$264.7 million in 1996, P$651.8 million in 1997 and P$491.9 million in 1998. The Company's capital expenditures are expected to be approximately P$500 million for 1999, including the costs of opening new stores, expanding into other Latin American countries, expanding existing stores, enlarging its distribution and satellite networks, as well as investments in computer hardware and software.

     Although the Company anticipates that cash flow from operations will remain positive, the Company will continue to require financing for its expansion plan and the anticipated growth of its receivables portfolio under its installment sales program. The Company expects that, absent a material adverse change in the Mexican economy, such financing will be available, but there can be no assurance that it will be available on favorable terms.

Other Items

     Income Tax

     The Mexican corporate income tax rate for the period from 1996 through 1998 was 34%. Income tax expense as a percentage of income before taxes, and employees' statutory profit sharing was 13.7% in 1996, 11.1% in 1997 and 31.9% in 1998.

     Taxable income normally differs significantly from accounting income due to
(i) the effect of the deduction for tax purposes of inventory purchases, offset by the non-allowable deduction of cost of sales, (ii) differences with respect to the amounts recorded to reflect the effects of inflation and (iii) certain nondeductible expenses.

     Asset Tax

     An asset tax equivalent to an alternate minimum tax is payable at the rate of 1.8% since 1995 on the net amount of certain assets and liabilities, but only when the amount of asset tax exceeds the income tax due. Asset tax paid may be recovered in the following ten years, to the extent income tax exceeds asset tax in those years. The total amount paid for such asset taxes by the Company's subsidiaries in the years of 1996, 1997 and 1998 was Ps.11.9 million, Ps.7.9 million and Ps.2.5 million, respectively, representing 1.4%, 0.9% and 0.8% of the Company's income before taxes, and statutory profit sharing, respectively.

U.S. GAAP Reconciliation

     Accounting principles generally accepted in Mexico differ in certain important respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of consolidated net income, expressed in pesos of December 31, 1998 purchasing power for each of the three years in the period ended December 31, 1998, and the determination of consolidated stockholders' equity at December 31, 1997 and 1998, also expressed in pesos of December 31, 1998 purchasing power, to the extent summarized in Note 16 to the Consolidated Financial Statements. As discussed in Note 16(c) to the Company's Consolidated Financial Statements, the U.S. GAAP stockholders' equity and net income amounts as of and for the years ended December 31, 1996 and 1997 have been restated. Pursuant to Mexican GAAP, the Company's financial statements recognize certain effects of inflation in accordance with Bulletin B-10 and Bulletin B-12; these effects have not been reversed in the reconciliation to U.S. GAAP.

     Sales and money transfer services under U.S. GAAP was Ps.4,956.6 million, Ps.6,056.9 million and Ps.7,382.9 million for the fiscal years 1996, 1997 and 1998, respectively, compared with merchandise, service revenue and other under Mexican GAAP of Ps.5,869.2 million, Ps.7,566.6 million and Ps.8,924.8 million for the comparable periods. Operating income under U.S. GAAP as of December 31, 1996, 1997 and 1998 was Ps.1,147.4 million, Ps.1,014.9 million and Ps.1,434.4 million, respectively, compared to Ps.675.6 million, Ps.1,025.5 million and Ps.793.6 million, respectively, under Mexican GAAP.

     The principal difference between merchandise, service revenues and other under Mexican GAAP and sales and money transfer services under U.S. GAAP relates to the exclusion from sales and money transfer services of (i) the mark-up on installment sales and stated and penalty interest, which are included in operating income under U.S. GAAP in the line item interest earned from consumer credit operations, (ii) equity in income in Casa, which is included in equity in income of affiliated company and (iii) loss on monetary position from accounts receivable, which is included in other financing expense. The principal differences between Mexican GAAP and U.S. GAAP that affect the Company's operating income relate to the inclusion, for purposes of calculating operating income under Mexican GAAP but not U.S. GAAP, of (i) loss on monetary position from accounts receivable, (ii) equity in the income of Casa, and (iii) the amortization of goodwill in respect of the acquisition of Casa.

     Net income under U.S. GAAP was P$652.8 million (P$0.18 per share), P$278.6 million (P$0.08 per share) and P$325.2 million (or P$0.09 per share) for the fiscal years 1996, 1997 and 1998, respectively, compared with income of majority stockholders under Mexican GAAP of P$837.3 million (P$0.23 per share), P$764.1 million (P$0.21 per share) and P$208.7 million (P$0.06 per share) for the comparable periods. Majority stockholders' equity under U.S. GAAP as of December 31, 1997 and 1998 was P$945.3 million and P$425.2 million, respectively, as compared to P$4,045.2 million, P$4,247.5 million and P$3,652.6 million, respectively, under Mexican GAAP.

     The principal differences between Mexican GAAP and U.S. GAAP that affect the Company's net income relate to the treatment of the following items: (i) stock options granted to employees; (ii) acquisition of the interest in Casa; and (iii) deferred income taxes. The principal differences between Mexican GAAP and U.S. GAAP that affect the Company's majority stockholders' equity relate to the treatment of the following items: (i) deferred income; (ii) deferred income taxes; (iii) goodwill relating to the acquisition of the interest in Casa; and
(iv) goodwill in connection with other acquisitions.

YEAR 2000 ISSUE

     The Company has conducted a comprehensive review of its computer systems to identify areas that require Year 2000 ("Y2K") compliance. Y2K compliance refers to the inability of certain computer systems to recognize dates commencing on January 1, 2000. Such inability has the potential to materially adversely affect the operation of computer systems, and consequently, may have a material adverse effect on the Company's financial condition and results of operations because the Company relies extensively on computer technology to manage its financial information and serve its customers. The Company believes that its computer systems are able to process accurately time sensitive data beyond the year 1999. However, there can be no assurance that the systems of other companies on which the Company may rely will be timely converted or that the failure to convert by another company would not have an adverse effect on the Company.

     The Company has developed various plans focused on Y2K compliance, and has taken steps, using specialized personnel, to adjust the principal computer applications and systems affecting its operations, such as those related to the control of customers, production, distribution, treasury functions and communications. The Company expects all such applications and systems to be fully tested or otherwise validated as Y2K compliant by December 1999. In addition, the Company has contacted its principal suppliers, financial institutions and other third parties to understand the extent to which such parties are addressing Y2K issues and to determine to what effect, if any, the Company's operations might be adversely affected by Y2K issues as a result of its relations with such parties. The Company has received responses from approximately 80% of its principal suppliers and approximately 85% of its principal financial institutions indicating that such parties are Y2K compliant or expect to be Y2K compliant on a timely basis. Although the Company has not been notified that any known third party's problem will not be resolved, the Company has obtained limited information regarding such parties and has no assurance of receiving additional information concerning the Y2K readiness of third parties.

     As of the date hereof, approximately 90% of the Company's information technology systems and non-information technology systems have been fully tested or otherwise validated as Y2K compliant. Of the systems tested thus far, certain minor compliance problems were encountered with respect to the Company's point of sale applications in its Hecali stores. The Company is addressing these problems by converting these applications into Y2K compliant applications, a process which the Company expects to complete in September 1999. Furthermore, the Company has recently implemented the SAP R/3 system, which is expected to resolve potential mission critical problems related to Y2K issues with respect to treasury functions, including accounting and accounts payable functions.

     The cost of Y2K compliance, which as of December 31, 1998 amounted to US$301,000, has been charged against income for the year. The Company estimates that the total cost will amount to US$735,000, of which approximately U.S.$450,000 has been spent as of the date hereof and the remainder will be spent prior to year end. The Company's budget for Y2K expenditures consists predominantly of expenditures for the upgrading or replacement of hardware and software systems. The Company does not anticipate that these amounts will have a material adverse effect on the Company's financial condition or operating results. The Company's Y2K costs have been, and are expected to be, funded with cash flow from operating activities. No significant information systems project has been deferred because of the Year 2000 effort.

     An experienced consulting firm has been engaged to provide objective project management and technical expertise to assist the Company in the completion of its Year 2000 project. Approximately U.S.$230,000 of the Company's Y2K compliance costs relate to the engagement of such consultants.

     Y2K compliance depends, among other things, on the Company and relevant third parties detecting and correcting all their significant implications in a timely manner. Although all critical systems over which the Company has control are expected to be Y2K compliant and tested before the Year 2000, the Company has identified certain systems most at risk of non-compliance with Year 2000 issues, including CRM (a personal identification number management system used in the provision of beeper services) and Centriphone (an automated telephone calling system used in telemarketing and collection activities). The Company is currently in the process of developing internal Y2K compliant systems capable of providing such functions.

     In addition, the Company has identified certain areas of concern in a worst possible scenario. These areas include a systems failure beyond the control of the Company, including a loss of electricity from its electricity supplier, thereby impeding the ability of the Company to operate its stores and conduct its business. Such a failure could lead to lost revenues, increased operating costs, a loss of customers and other business interruptions of a material nature. In addition, such a failure could lead to potential claims of mismanagement, misrepresentation and breach of contract. As of the date hereof, the Company is in the process of assessing these risks and uncertainties and finalizing appropriate contingency plans and procedures in an attempt to minimize the effects of the worst case scenario. The Company expects to finalize these contingency plans in September 1999.

     The Company expects to have completed all stages of its Y2K compliance project, including the testing of all systems and the establishment of appropriate contingency plans, in December 1999. Upon the completion of the Y2K compliance project, Management expects that the Company's business and operations will not be materially adversely affected as a result of identified Year 2000 issues. Due to the general uncertainty inherent in evaluating Year 2000 issues and the inability to anticipate all potential risks associated with such issues, including those associated with third parties, however, the Company cannot ensure its ability to resolve on a timely and cost-effective manner all difficulties that may arise in connection with Year 2000 issues and that may affect the Company's operations, business and exposure to third party liability.

     This discussion regarding Year 2000 issues above contains forward-looking statements, including, without limitation, statements relating to the Company's business plans, strategies, objectives, expectations, intentions and resources, made pursuant to the "safe harbor" provisions of the Private Litigation Reform Act of 1995. The Company cautions all readers that forward-looking statements contained in this Year 2000 discussion are based on certain assumptions that may vary from actual results. In particular, the dates on which the Company anticipates the completion and implementation of Year 2000 compliant systems and contingency plans are based on the best estimates of Company Management. These estimates were derived by utilizing numerous assumptions of future events, including the continued availability of resources, third-party Year 2000 compliance modification plans and other factors. As a result, the Company cannot ensure that the estimates and objectives described herein will be achieved, or that all stages of the Year 2000 Program will be implemented on schedule. In addition, for the same reasons, the Company cannot ensure that the costs associated with the Year 2000 Program will remain at levels described herein.

Item 9A. Qualitative and Quantitative Disclosure about Market Risks

     The Company is exposed to market risk, principally interest rate and foreign exchange risk. Interest earned on the Company's cash and cash equivalents as well as interest paid on its debt and lease obligations, are sensitive to changes in interest rates. A portion of the Company's long-term debt is principally variable rate debt, however the Company believes its potential exposure to interest rate is not material to the Company's financial position or the results of its operations.

     The Company is exposed to foreign currency exchange risk through its debt denominated in U.S. dollars. As mentioned in Note 3 to the Consolidated Financial Statements, at December 31, 1998 the Company and its subsidiaries had dollar denominated liabilities of US$306.9 million, which are due as follows:

     1999       US$144.8 million
     2000           34.1 million
     2001           94.0 million
     2002           34.0 million
     ----       ----------------
     Total      US$306.9 million

     The cash flow required to service the liabilities is generated primarily in Mexican pesos. Using the year end 1998 Noon Buying Rate (Ps. 9.601 per U.S. dollar), the cash flow in Mexican pesos to pay the liabilities due in 1999 would have been Ps. 1,433.4 million. A devaluation of the Mexican peso to Ps. 10.0 per U.S. dollar would require cash flow of Ps. 1,447.8 million to pay the liabilities due in 1999. If the Mexican peso devalued to Ps. 10.5 per U.S. dollar, the cash flow in Mexican pesos to pay the liabilities due in 1999 would be Ps. 1,520.2 million.

     The Company continuously evaluates its exposure in US dollars, including an assessment of the current and future economic environment. The Company has not entered into any derivative financial instruments to hedge this exposure, and believes its potential exposure is not material to the Company's financial position or its results of operations.

Item 10.  Directors and Executive Officers

     The following sets forth-certain information regarding the directors and executive officers of the Company and its subsidiaries.

Directors

     A Board of Directors composed of 16 members and their alternates is elected at the Company's ordinary meeting of stockholders. Fourteen of the members are elected by the holders of Class A Shares and Class B Shares voting as a single class. The remaining two members are appointed by the holders of Class L Shares. The following table lists the current directors of the Company (and their alternates), their position, their principal occupation and their year appointed to the board.


Name                                          Principal Occupation                               Director Since
----                                          --------------------                               --------------
Appointed by A and B Stockholders
Ricardo B. Salinas Pliego.................... Chairman of the Board and President of the              1993
                                              Company
Hugo Salinas Price........................... Honorary President of the Company                       1993
Carlos F. Autrey Maza........................ Vice Chairman of the Board of Directors of              1993
                                              Grupo Financiero Inverlat, S.A. de C.V.
Pedro Padilla Longoria....................... Chief Executive Officer of the Company                  1993
Fernando Sada Malacara....................... Board Member of Grupo Cydsa, S.A. de C.V.               1993
Elisa Salinas Gomez.......................... Director of Production, Azteca Digital                  1993
Guillermo Salinas Pliego..................... President of Dataflux, S.A. de C.V.                     1993
Ricardo Salinas Price........................ Private Investor                                        1993
Roberto Salinas Price........................ Private Investor                                        1993
Roberto Servitje Achutegui................... Vice-president of Grupo Industrial Bimbo, S.A.          1993
                                              de C.V.
Roberto Salinas Leon......................... Director of Economic Strategy of TV Azteca              1993
Juan Diego Gutierrez Cortina................. Director General, Grupo Gutsa, S.A. de C.V.             1995
Luis J. Echarte.............................. Chief Financial Officer of the Company                  1995
Gustavo Vega Vazquez......................... Vice-president of Corporate Services                    1997

Appointed by L Stockholders

     As of December 31, 1998 and June 30, 1999, the two seats appointed by Class
L stockholders were vacant, pending the appointment by vote in the corresponding special stockholders meeting.


Alternate Members Appointed by A and B
Stockholders
Arturo Ramos Ochoa........................... Vice-president of Retail operations                     1995
Javier Sarro Cortina......................... Vice-president of Telecommunications                    1995
Gabriel Roqueni Rello........................ Secretary of the Board                                  1995

Statutory Auditor
Francisco Javier Soni O...................... Statutory Auditor                                       1993

     Hugo Salinas Price, Roberto Salinas Price, Ricardo Salinas Price and Elisa Salinas Gomez are the children of Hugo Salinas Rocha. Ricardo Salinas Pliego and Guillermo Salinas Pliego are the sons of Hugo Salinas Price. Roberto Salinas Leon is the son of Roberto Salinas Price. Fernando Sada Malacara is Ricardo Salinas Pliego's father-in-law.

Statutory Auditor

     In addition to the Board of Directors, the Company's by-laws provide for a statutory auditor elected at the ordinary general meeting of shareholders and, if determined at such meeting, an alternate statutory auditor. Under Mexican law, the duties of statutory auditors include, among other things, the examination of the operations, books, records and any other documents of a company and the presentation of a report of such examination at the annual ordinary general meeting of shareholders. The statutory auditor is required to attend all Board of Directors and shareholder meetings of the Company. The Company currently has one statutory auditor, Francisco Javier Soni, a partner of PricewaterhouseCoopers.

Committee on Related Party Transactions

     Historically, the Company has engaged in a variety of transactions with certain of its affiliates, including entities owned or controlled by the Controlling Shareholders, and may do so in the future. To assure that an independent review of such transactions is conducted on behalf of the Company, the Board of Directors established the Committee on Related Party Transactions at the October 1995 board meeting. The members of this committee are Roberto Servitje Achutegui, Eduardo Creel Cobian and Juan Diego Gutierrez Cortina. No member of this committee may be employed by the Company or affiliated or associated with the Controlling Shareholders or any executive officer of the Company. This committee reviews certain proposed transactions between the Company and certain entities affiliated with the Controlling Shareholders to assure that all such transactions are related to the Company's business and are consummated on terms that are at least as favorable to the Company as terms that would be obtainable at the time for a comparable transaction or series of similar transactions in arm's-length dealings with an unrelated third person.

Executive Officers

     The following table lists each senior executive officer of the Company, his position at December 31, 1998 and years of service as an executive officer (with the Company or its predecessor entities):

                                                                                                  Years as
Name                                       Position                                           Executive Officer
----                                       --------                                           -----------------
Ricardo B. Salinas Pliego................  Chairman of the Board and President                       16
Pedro Padilla Longoria...................  Chief Executive Officer                                    8
Gustavo Vega V...........................  Vice President of Operations                              13
Luis J. Echarte..........................  Chief Financial Officer                                    3
Arturo Ramos.............................  Vice-president of Retail Operations                        5
Javier Sarro Cortina.....................  Vice-president of Telecommunications                       2
Pablo Collado............................  Vice-president of Financial Services                       2


Item 11.  Compensation of Directors and Officers

     For the year ended December 31, 1998, the aggregate compensation paid by the Company to its executive officers (a total of 45 persons in senior and middle level management) for services in all capacities was approximately Ps.46.0 million (approximately US$4.6 million). The aggregate compensation paid by the Company to all members of the Board of Directors during the same period was approximately Ps.100,000 (approximately US$10,000). In 1994, the Company established a non-contributory pension plan for its employees, including its officers. During 1996, 1997 and 1998, the charges to income related to such pension plan and seniority premiums were approximately Ps.4.0 million, Ps.6.6 million and Ps.5.2 million, respectively. As of December 31, 1998, the liabilities related to seniority premiums and such pension plan were Ps.25.2 million.

Item 12.  Options to Purchase Securities from Registrant or Subsidiaries

     On February 28, 1994, the Company's Board of Directors adopted an executive stock option plan (the "Stock Option Plan") through which store managers and all personnel senior to store managers employed prior to January 1, 1994 were granted options to purchase CPOs at the price of P$2.50 per CPO. The Stock Option Plan also allows employees whose employment date was during 1994 or 1995 to receive options beginning in 1996 and 1997, respectively, at an exercise price of P$3.25 (1994 employees) or P$4.00 (1995 employees) per CPO. The Stock Option Plan authorizes the sale of up to a total of 70 million CPOs (after giving effect to the ten to one split of the Company's stock authorized on August 15, 1997). Options granted under the Stock Option Plan are exercisable ratably over each year in the five-year period after the date on which they were granted as long as the rate of increase in the Company's net profits over the previous year is more than 25%. If the Company fails to meet this performance target in any given year, the options that would have been exercisable in such year are eligible to be exercised in the following year and the five-year term of options is extended one year.

     Under Mexican GAAP, the granting of these options has no effect on the Company's results of operations, cash flow or financial condition. Under US GAAP, because their exercise price was below fair market value on the date that they were granted, the granting of these options gives rise to non-cash compensation expense in 1996 and 1997 of approximately P$131.9 million and P$264.9 million, respectively, and a non-cash compensation revenue of Ps.89.5 million, in 1998. The revenue originated during 1998 was due to a decrease in the market value of the Elektra CPO, which fell from P$14.00 at December 31, 1997 to P$5.08 at December 31, 1998. The Company expects that the amount of non-cash compensation expense arising in future periods under U.S. GAAP from the granting of these options also will be relatively large.

     As of April 23, 1999, options to acquire 70,311,187 CPOs at prices of P$2.50, P$3.25 or P$4.00 per CPO (depending on the relevant employment date) had been granted to 457 executives and key employees, of which 28,027,432 have been exercised. See Note 11 to the Company's Consolidated Financial Statements.

     Set forth below are the number of CPOs, the exercise prices and the expiration dates of all options outstanding as of June 15, 1998:

                Number of          Exercise Prices            Current
             CPOs Granted          ---------------            Expiration Dates
             ------------                                     ------------------
               55,017,437            P$2.50                   February 28, 1999
                  218,750            P$3.20                   February 28, 1999
                3,700,000            P$2.50                   February 28, 2000
                1,150,000            P$3.25                   February 28, 2000
                8,550,000            P$2.50                   February 28, 2001
                1,169,532            P$4.00                   February 28, 2001
               ----------
     Total     62,911,187


Item 13.  Interest of Management in Certain Transactions

     Historically, the Company has engaged in a variety of transactions with its affiliates, including entities owned or controlled by the Controlling Shareholders. See Note 8 to the Consolidated Financial Statements. The Company anticipates that it will continue to engage in transactions with affiliates. The Company has agreed in the Indenture and in the Citibank Credit Agreement to certain restrictions on transactions with affiliates. Set out below is a description of certain transactions between the Company and its affiliates.

Loans to Affiliates

     From time to time, the Company has made loans to its affiliates. As of December 31, 1998, there were no material loans to affiliates outstanding.

Purchase of Casa "N" Shares

     On March 26, 1996, Casa consummated a transaction with the Company, pursuant to which the Company purchased and Casa issued 260,536 shares of non-voting Series "N" capital stock of Casa ("Casa `N' Shares"), representing 35.8% of the total outstanding capital stock of Casa. As further consideration for the purchase of the Casa "N" Shares, the shareholders of Casa caused Azteca Holdings to enter into an exchange agreement (the "Exchange Agreement") with the Company on March 25, 1996, pursuant to which Azteca Holdings agreed to exchange 169,869,472 TV Azteca "N" Shares, representing, at December 31, 1998, 9.3% of the outstanding capital stock of TV Azteca, and 43,509,512 COTSA "N" Shares, representing, at December 31, 1998 14.2% of the outstanding capital stock of COTSA, for all of the Casa "N" Shares held by the Company. See Item 1, "Description of Business--Elektra's Operations in Mexico--Investment in Casa." The Company may make such exchange at any time prior to the tenth anniversary of the date of the Exchange Agreement.

TV Azteca Advertising Agreement

     During 1994, Television Azteca, S.A. de C.V., a subsidiary of TV Azteca, provided certain advertising and media products and services to the Company in exchange for cash, services or electronics products. In connection with the investment in Casa, the shareholders of Casa caused Television Azteca, S.A. de C.V. and Azteca Holdings de Television del Centro, S.A. de C.V. (collectively, "Television Azteca") to enter into a Television Advertising Time Agreement with the Company on March 25, 1996 (the "Advertising Time Agreement"). Under the Advertising Time Agreement, Television Azteca has agreed to air not less than 300 commercial spots per week for a period of 10 years, each spot with 20-seconds average duration, totaling 5,200 minutes each year, in otherwise unsold airtime. In exchange for such television advertising time, the Company has agreed to pay Television Azteca US$1.5 million each year, payable in advance each year. See Item 1, "Description of Business--Elektra's Operations in Mexico--Merchandising and Marketing--Advertising." The Advertising Time Agreement may not be terminated by Television Azteca. However, the Advertising Time Agreement may be terminated by the Company at any time upon at least 90 days' notice. The Company's rights under the agreement may be transferred to third parties.

                                     PART II

Item 14. Description of Securities to be Registered

     None

                                    PART III

Item 15.  Defaults upon Senior Securities

     None

Item 16. Changes in Securities and Changes in Security for Registered Securities

     None

                                     PART IV

Item 17.  Financial Statements

     The Company has responded to Item 18 in lieu of this item.

Item 18.  Financial Statements

     Reference is made to Item 19(a) for a list of all financial statements filed as part of this Annual Report.

Item 19.  Financial Statements and Exhibits

     (a)  List of Financial Statements

     Consolidated Financial Statements for Grupo Elektra, S.A. de C.V. and Subsidiaries

                                                                                                       Page
                                                                                                       ----
Report of Independent Accountants                                                                       F-3
Consolidated Balance Sheets as of December 31, 1997 and 1998                                            F-5
Consolidated Statements of Income for the Years Ended December 31, 1996, 1997 and 1998                  F-6
Consolidated  Statements of Changes in  Stockholders'  Equity for the Years Ended  December 31, 1996,   F-7
1997 and 1998
Consolidated  Statements of Changes in Financial Position for the Years Ended December 31, 1996, 1997   F-8
and 1998
Notes to Consolidated Financial Statements                                                              F-9

     Financial  Statements  for  Elektra,  S.A.  de C.V.  (subsidiary  of  Grupo
     Elektra, S.A de C.V.)

                                                                                                       Page
                                                                                                       ----
Report of  Independent  Accountants                                                                    F-44
Balance Sheets as of December 31, 1997 and 1998                                                        F-46
Statements of Income for the Years Ended December 31, 1996,  1997 and 1998                             F-47
Statements of Changes in Stockholders' Equity for the Years Ended December 31, 1996, 1997 and 1998     F-48
Statements of Changes in Financial Position for the Years Ended December 31, 1996, 1997 and 1998       F-49
Notes to the Financial Statements                                                                      F-50

     Financial Statements for Elektrafin, S.A. de C.V. (subsidiary of Grupo Elektra,
     S.A de C.V.)

                                                                                                       Page
                                                                                                       ----
Report of Independent Accountants                                                                      F-68
Balance Sheets as of December 31, 1997 and 1998                                                        F-70
Statements of Income for the Years Ended December 31, 1996, 1997 and 1998                              F-71
Statements of Changes in Stockholders' Equity for the Years Ended December 31, 1996, 1997 and 1998     F-72
Statements of Changes in Financial Position for the Years Ended December 31, 1996, 1997 and 1998       F-73
Notes to the Financial Statements                                                                      F-74

     Consolidated  Financial  Statements for Comunicaciones  Avanzadas,  S.A. de
     C.V. and Subsidiaries

                                                                                                       Page
                                                                                                       ----
Report of Independent Accountants                                                                      F-91
Consolidated Balance Sheets as of December 31, 1997 and 1998                                           F-93
Consolidated Statements of Income for the Years Ended December 31, 1996, 1997 and 1998                 F-94
Consolidated  Statements of Changes in  Stockholders'  Equity for the Years Ended  December 31, 1996,  F-95
1997 and 1998
Consolidated  Statements  of Changes in  Financial  Position for the Years Ended
December 31, 1996, 1997 and 1998                                                                       F-96
Notes to the Consolidated Financial Statements                                                         F-97

     The registrant agrees to furnish to the Securities and Exchange Commission, upon request, copies of any instruments that define the rights of holders of long-term debt of the registrant that are not filed as exhibits to this annual report.

                                   SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report be signed on its behalf by the undersigned, thereunto duly authorized, in Mexico City, Mexico, D.F.

June 30, 1999                                        GRUPO ELEKTRA, S.A. DE C.V.
                                                     ELEKTRA, S.A. de C.V.
                                                     ELEKTRAFIN, S.A. de C.V.

                                                     /s/ LUIS J. ECHARTE
                                                     --------------------------
                                                     Luis J. Echarte
                                                     Vice President and
                                                     Chief Financial Officer

                          GRUPO ELEKTRA, S. A. DE C. V.
                                AND SUBSIDIARIES

                        CONSOLIDATED FINANCIAL STATEMENTS

                           DECEMBER 31, 1997 AND 1998

                 GRUPO ELEKTRA, S. A. DE C. V. AND SUBSIDIARIES

                        CONSOLIDATED FINANCIAL STATEMENTS

                           DECEMBER 31, 1997 AND 1998

                                      INDEX



Contents                                                                  Page

Report of Independent Accountants                                          F-3

Consolidated financial statements:

Balance sheets                                                             F-5

Statements of income                                                       F-6

Statements of changes in stockholders' equity                              F-7

Statements of changes in financial position                                F-8

Notes to the consolidated financial statements                             F-9

REPORT OF INDEPENDENT ACCOUNTANTS


Mexico City, February 28, 1999, except for Note 15 to the financial statements, which is dated March 10, 1999.


To the Stockholders of
Grupo Elektra, S. A. de C. V.

1.   We have audited the consolidated balance sheets of Grupo Elektra, S. A. de
     C. V. and subsidiaries (collectively the "Company") as of December 31, 1997 and 1998, and the related consolidated statements of income, of changes in stockholders' equity and of changes in financial position for each of the three years in the period ended December 31, 1998, all expressed in constant pesos of December 31, 1998 purchasing power. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in Mexico, which are similar in all material respects with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and that they were prepared in accordance with generally accepted accounting principles. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

2. In our opinion, the aforementioned consolidated financial statements present fairly, in all material respects, the consolidated financial position of Grupo Elektra, S. A. de C. V. and subsidiaries at December 31, 1997 and 1998, and the results of their operations, changes in stockholders' equity and changes in their financial position for each of the three years in the period ended December 31, 1998, in conformity with accounting principles generally accepted in Mexico.

3. Accounting principles generally accepted in Mexico differ in certain important respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of consolidated net income, expressed in pesos of December 31, 1998 purchasing power for each of the three years in the period ended December 31, 1998 and the determination of consolidated stockholders' equity at December 31, 1997 and 1998 also expressed in pesos of December 31, 1998 purchasing power to the extent summarized in Note 16 to the consolidated financial statements.

PricewaterhouseCoopers


Javier Soni O.

                 GRUPO ELEKTRA, S. A. DE C. V. AND SUBSIDIARIES
                                    (Note 1)

                           CONSOLIDATED BALANCE SHEETS

                 Thousands of Mexican pesos of December 31, 1998
                                purchasing power



                                                                                    December 31,
                                                                 --------------------------------------------------
                                                                    1997                           1998
                                                                    ----             ------------------------------
                                                                                                         Thousands
                                                                                                          of U.S.
                                                                                                        dollars (*)
                                                                                                        -----------
Assets

CURRENT ASSETS:
Cash and cash equivalents                                        Ps 485,685         Ps1,197,754          US$120,620
                                                                -----------         -----------          ----------

Accounts receivable:
Customers - Net (Note 4)                                          1,572,734           1,240,819             124,956
Amounts due from related parties - Net (Note 8)                     168,981             204,973              20,642
Recoverable taxes                                                   169,708             128,935              12,984
Other receivables                                                   200,174             154,186              15,528
                                                                -----------         -----------          ----------

                                                                  2,111,597           1,728,913             174,110
                                                                -----------         -----------          ----------

Guarantee on securitized receivables (Note 4)                        91,069             337,687              34,007
                                                                -----------         -----------          ----------

Prepaid expenses                                                     22,071              71,880               7,238
                                                                -----------         -----------          ----------

Inventories (Note 5)                                              2,279,492           2,140,448             215,554
                                                                -----------         -----------          ----------

Total current assets                                              4,989,914           5,476,682             551,529

PROPERTY, FURNITURE, EQUIPMENT AND
INVESTMENT IN STORES - Net (Note 6)                               1,807,030           2,144,689             215,981

GOODWILL, less accumulated amortization of Ps219,933 in
1997 and Ps286,909 in 1998                                        1,080,245           1,170,977             117,923

INVESTMENT IN SHARES (Note 7)                                     1,073,708             795,892              80,150

OTHER ASSETS                                                        237,864             266,593              26,847
                                                                -----------         -----------          ----------

                                                                Ps9,188,761         Ps9,854,833          US$992,430
                                                                ===========         ===========          ==========

Liabilities and Stockholders' Equity

CURRENT LIABILITIES WITH FINANCIAL COST:
Bank loans and other credits (Note 9)                           Ps1,840,473         Ps1,212,443          US$122,099
Capitalized lease obligations (Note 10)                              90,954              31,580               3,180
                                                                -----------         -----------          ----------

                                                                  1,931,427           1,244,023             125,279
                                                                -----------         -----------          ----------

CURRENT LIABILITIES WITHOUT FINANCIAL COST:
Suppliers                                                         1,490,878           1,739,838             175,210
Other accounts payable and accrued expenses                         392,256             514,048              51,767
Income and asset tax payable and employees' statutory
profit sharing payable                                               37,782              30,142               3,036
                                                                -----------         -----------          ----------

                                                                  1,920,916           2,284,028             230,013
                                                                -----------         -----------          ----------

Total current liabilities                                         3,852,343           3,528,051             355,292
                                                                -----------         -----------          ----------

LONG-TERM LIABILITIES WITH FINANCIAL COST:
Bank loans and long-term notes (Note 9)                             956,115           2,459,856             247,720
Capitalized lease obligations (Note 10)                              30,208               6,111                 615
                                                                -----------         -----------          ----------

                                                                    986,323           2,465,967             248,335
                                                                -----------         -----------          ----------

LABOR OBLIGATIONS                                                    20,818              25,203               2,538
                                                                -----------         -----------          ----------

UNEARNED INCOME FOR EXTENDED WARRANTIES                                                  97,261               9,795
                                                                -----------         -----------          ----------

                                                                  4,859,484           6,116,482             615,960
                                                                -----------         -----------          ----------

STOCKHOLDERS' EQUITY (Note 11):
Capital stock                                                       485,460             485,789              48,921
Paid-in capital                                                   1,747,346           1,578,489             158,962
Retained earnings                                                 2,534,387           2,631,533             265,008
Legal reserve                                                        75,798              75,798               7,633
Reserve for repurchase of shares                                    322,128             258,367              26,019
Loss from holding nonmonetary assets                               (917,592)         (1,383,244)           (139,299)
Effect of translation of foreign subsidiaries                                             5,844                 588
                                                                -----------         -----------          ----------

Majority stockholders                                             4,247,527           3,652,576             367,832
Minority stockholders                                                81,750              85,775               8,638
                                                                -----------         -----------          ----------

Total stockholders' equity                                        4,329,277           3,738,351             376,470

                                                                -----------         -----------          ----------
CONTINGENCY (Note 14)
                                                                Ps9,188,761         Ps9,854,833          US$992,430
                                                                ===========         ===========          ==========

(*) The U.S. dollar figures represent the Mexican pesos amounts of December 31, 1998 purchasing power translated at the exchange rate of Ps9.93 per U.S. dollar and are not covered by the Report of Independent Accountants.


The accompanying notes are an integral part of these consolidated financial statements.

                 GRUPO ELEKTRA, S. A. DE C. V. AND SUBSIDIARIES
                                    (Note 1)

                        CONSOLIDATED STATEMENTS OF INCOME

                 Thousands of Mexican pesos of December 31, 1998
                   purchasing power (except per share amounts)

                                                                                  Year ended December 31,
                                                             -----------------------------------------------------------------
                                                                1996             1997                        1998
                                                                ----             ----           ------------------------------

                                                                                                                    Thousands
                                                                                                                     of U.S.
                                                                                                                   dollars (*)
                                                                                                                   -----------

Merchandise, services and other revenues (Note 2b.)          Ps 5,869,288    Ps  7,566,634       Ps  8,924,821    US$  898,773
Cost of merchandise sold and of services (Note 2b.)             3,581,884        4,571,603           5,427,048         546,530
                                                             ------------    -------------       -------------    ------------

Gross profit                                                    2,287,404        2,995,031           3,497,773         352,243
                                                             ------------    -------------       -------------    ------------

Administrative and selling expenses                             1,498,706        1,787,266           2,361,448         237,809
Depreciation and amortization                                     113,077          182,260             342,716          34,514
                                                             ------------    -------------       -------------    ------------

                                                                1,611,783        1,969,526           2,704,164         272,323
                                                             ------------    -------------       -------------    ------------

Operating income                                                  675,621        1,025,505             793,609          79,920
                                                             ------------    -------------       -------------    ------------

Comprehensive financing cost:
Interest income (expense) - Net                                    58,673         (183,473)           (351,719)        (35,420)
Foreign exchange losses - Net                                     (76,760)         (76,994)           (352,699)        (35,518)
Gain on net monetary position                                     168,413          127,484             230,678          23,230
                                                             ------------    -------------       -------------    ------------

                                                                  150,326         (132,983)           (473,740)        (47,708)
                                                             ------------    -------------       -------------    ------------

Income before taxes and employees' statutory profit
sharing and extraordinary item                                    825,947          892,522             319,869          32,212

Taxes and employees' statutory profit sharing (Note 12)           127,087          109,089             107,087          10,784
                                                             ------------    -------------       -------------    ------------

Income before extraordinary item                                  698,860          783,433             212,782          21,428
Gain on sale of shares of affiliated company                      153,344
                                                             ------------    -------------       -------------    ------------

Consolidated net income                                      Ps   852,204    Ps    783,433       Ps    212,782    US$   21,428
                                                             ============    =============       =============    ============

Income of minority stockholders                              Ps    14,934    Ps     19,290       Ps      4,025    US$      405
                                                             ============    =============       =============    ============

Income of majority stockholders                              Ps   837,270    Ps    764,143       Ps    208,757    US$   21,023
                                                             ============    =============       =============    ============

Basic and dilutive earnings per share (Note 2n.)             Ps      0.23    Ps       0.22       Ps       0.06    US$    0.006
                                                             ============    =============       =============    ============


(*) The U.S. dollar figures represent the Mexican pesos amounts of December 31, 1998 purchasing power translated at the exchange rate of Ps9.93 per U.S. dollar and are not covered by the Report of Independent Accountants.

The accompanying notes are an integral part of these consolidated financial statements.

                 GRUPO ELEKTRA, S. A. DE C. V. AND SUBSIDIARIES
                                    (Note 1)

           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

                 Thousands of Mexican pesos of December 31, 1998
                                purchasing power




                                                  Number of
                                                   common                   Authorized but
                                                   shares         Capital    unsubscribed                   Paid-in      Retained
                                                 outstanding       stock        stock          Total        capital      earnings
                                                 -----------      -------   --------------     -----        -------      --------

Balances at January 1, 1996                     3,589,657,490    Ps548,313    (Ps66,202)     Ps482,111     Ps290,503    Ps1,711,305

Increase in reserve for repurchase of
shares                                                                                                                     (543,799)
Issuance of capital stock                          12,925,140                       653            653        18,473
Payment of dividends                                                                                                        (88,973)
Contribution of minority stockholders                                                                      1,484,200
Repurchase of shares                              (25,506,660)
Consolidated net income                                                                                                     837,270
Loss from holding nonmonetary assets
                                                -------------    ---------     --------      ---------   -----------    -----------

Balances at December 31, 1996                   3,577,075,970      548,313      (65,549)       482,764     1,793,176      1,915,803

Reduction of paid-in capital resulting from
repurchase of shares of subsidiaries                                                                        (135,768)
Issuance of capital stock                          63,770,280                     2,696          2,696        89,938
Payment of dividends                                                                                                       (145,559)
Repurchase of shares                              (59,148,320)
Consolidated net income                                                                                                     764,143
Loss from holding nonmonetary assets
                                                -------------    ---------     --------      ---------   -----------    -----------

Balances at December 31, 1997                   3,581,697,930      548,313      (62,853)       485,460     1,747,346      2,534,387

Payment of dividends                                                                                                       (111,611)
Issuance of capital stock                           8,937,849                       329            329         4,521
Repurchase of shares                              (24,714,000)
Reduction of paid-in capital resulting from
repurchase of shares of subsidiaries                                                                        (173,378)
Consolidated net income                                                                                                     208,757
Effect of translation of foreign subsidiaries
Loss from holding nonmonetary assets
                                                -------------    ---------     --------      ---------   -----------    -----------
Balances at December 31, 1998                   3,565,921,779    Ps548,313    (Ps62,524)     Ps485,789   Ps1,578,489    Ps2,631,533
                                                =============    =========     ========      =========   ===========    ===========





                                                            Reserve        Loss          Effect of
                                                              for      from holding     translation
                                                Legal      repurchase   nonmonetary      of foreign       Minority
                                               reserve     of shares      assets        subsidiaries    stockholders     Total
                                               -------     ---------   ------------     ------------    ------------     -----

Balances at January 1, 1996                    Ps75,798     Ps20,226     (Ps 326,574)                                   Ps2,253,369

Increase in reserve for repurchase of
shares                                                       543,799
Issuance of capital stock                                                                                                    19,126
Payment of dividends                                                                                                        (88,973)
Contribution of minority stockholders                                                                      Ps67,234       1,551,434
Repurchase of shares                                        (216,936)                                                      (216,936)
Consolidated net income                                                                                      14,934         852,204
Loss from holding nonmonetary assets                                        (242,837)                          (687)       (243,524)
                                               --------    ---------     -----------        -------        --------     -----------

Balances at December 31, 1996                    75,798      347,089        (569,411)                        81,481       4,126,700

Reduction of paid-in capital resulting from
repurchase of shares of subsidiaries                                                                                       (135,768)
Issuance of capital stock                                                                                                    92,634
Payment of dividends                                                                                                       (145,559)
Repurchase of shares                                         (24,961)                                                       (24,961)
Consolidated net income                                                                                      19,290         783,433
Loss from holding nonmonetary assets                                        (348,181)                       (19,021)       (367,202)
                                               --------    ---------     -----------        -------        --------     -----------

Balances at December 31, 1997                    75,798      322,128        (917,592)                        81,750       4,329,277

Payment of dividends                                                                                                       (111,611)
Issuance of capital stock                                                                                                     4,850
Repurchase of shares                                         (63,761)                                                       (63,761)
Reduction of paid-in capital resulting from
repurchase of shares of subsidiaries                                                                                       (173,378)
Consolidated net income                                                                                       4,025         212,782
Effect of translation of foreign subsidiaries                                               Ps5,844                           5,844
Loss from holding nonmonetary assets
                                                                            (465,652)                                      (465,652)
                                               --------    ---------     -----------        -------        --------     -----------

Balances at December 31, 1998                  Ps75,798    Ps258,367    (Ps1,383,244)       Ps5,844        Ps85,775     Ps3,738,351
                                               ========    =========     ===========        =======        ========     ===========



                                                   Year ended December 31,

                                               1996         1997          1998
                                               ----         ----          ----

         Current year net income (loss):
         Parent Company                     Ps  9,579     (Ps26,215)     59,683
         Subsidiaries                         827,691       790,358     149,074
                                            ---------     ---------     -------

                                            Ps837,270     Ps764,143     208,757
                                            =========     =========     =======


The accompanying notes are an integral part of these consolidated financial statements.

                 GRUPO ELEKTRA, S. A. DE C. V. AND SUBSIDIARIES
                                    (Note 1)

            CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION

                 Thousands of Mexican pesos of December 31, 1998
                                purchasing power


                                                                     Year ended December 31,
                                                   ----------------------------------------------------------
                                                      1996            1997                    1998
                                                      ----            ----        ---------------------------
                                                                                                   Thousands
                                                                                                    of U.S.
                                                                                                  dollars (*)
                                                                                                  -----------
Operations:

Income before extraordinary item                   Ps  698,860    Ps  783,433     Ps   212,782   US$   21,428
Charges (credits) to income not affecting
resources:
Depreciation and amortization                          147,400        228,007          388,463         39,120
Allowance for doubtful accounts                        186,823        293,594          383,497         38,620
Accruals for seniority premiums and pension plan         4,005          6,618            5,235            528
Equity in (income) loss of affiliated company         (143,490)      (178,787)         146,263         14,729
Net change in accounts receivable, inventories,
other assets, accounts payable, related parties
and unaccrued income for extended warranty            (424,488)      (916,392)        (130,031)       (13,095)
                                                   -----------    -----------     ------------   ------------

Resources provided by operations before
extraordinary item                                     469,110        216,473        1,006,209        101,330
Sale of shares of subsidiary                           153,345
                                                   -----------    -----------     ------------   ------------

Resources provided by operations                       622,455        216,473        1,006,209        101,330
                                                   -----------    -----------     ------------   ------------

Financing:

Long-term notes                                      1,082,946
Paid - in capital (own and subsidiaries shares)      1,484,200       (135,768)        (173,378)       (17,460)
Bank loans and other credits - Net                  (1,051,767)     1,143,667          814,936         82,068
Issuance of capital stock                               19,126         92,634            4,850            488
Payment of dividends                                   (88,973)      (145,559)        (111,611)       (11,240)
Repurchase of shares                                  (216,936)       (24,961)         (63,761)        (6,420)
Contribution of minority stockholders                   67,234
                                                   -----------    -----------     ------------   ------------

Resources provided by financing activities           1,295,830        930,013          471,036         47,436
                                                   -----------    -----------     ------------   ------------

Investment:

Acquisition of property, furniture, equipment
and investment in stores - Net                        (337,348)      (932,316)        (607,485)       (61,177)
Investment in shares                                (1,343,627)                       (157,691)       (15,880)
                                                   -----------    -----------     ------------   ------------

Resources used in investment activities             (1,680,975)      (932,316)        (765,176)       (77,057)
                                                   -----------    -----------     ------------   ------------

Increase in cash and cash equivalents                  237,310        214,170          712,069         71,709
Cash and cash equivalents at beginning of year          34,205        271,515          485,685         48,911
                                                   -----------    -----------     ------------   ------------

Cash and cash equivalents at end of year           Ps  271,515    Ps  485,685     Ps 1,197,754   US$  120,620
                                                   ===========    ===========     ============   ============


(*) The U.S. dollar figures represent the Mexican pesos amounts of December 31, 1998 purchasing power translated at the exchange rate of Ps9.93 per U.S. dollar and are not covered by the Report of Independent Accountants.


The accompanying notes are an integral part of these consolidated financial statements.

                 GRUPO ELEKTRA, S. A. DE C. V. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

                           DECEMBER 31, 1997 and 1998

          (monetary figures expressed in thousands of Mexican pesos of
               December 31, 1998 purchasing power, except foreign
                 currency figures and exchange rates in Note 3)


NOTE 1 - COMPANY OPERATIONS:

The main activities of Grupo Elektra, S. A. de C. V. and its subsidiaries (collectively the "Company") are the purchase and sale, distribution, importation and exportation of consumer electronics, major appliances, household furniture and clothing. A significant portion of the Company's revenues is comprised of installment sales. Additionally, the Company offers a series of complementary products and services, the most important of which are money transfer services from the United States to Mexico and within Mexico, and the extended warranty services for electronics and appliances. At December 31, 1998, the Company operated 581 Elektra stores and 155 Hecali stores in Mexico, and 83 Elektra stores in several countries in Central and South America.

The main subsidiaries of the Company are the following:

                                                                Percentage of
               Subsidiary                                          equity
               ----------                                       -------------

Corporacion Diprofin, S. A. de C. V. (Diprofin)                     100%
Articulos Domesticos al Mayoreo, S. A. de C. V. (Ardoma)            100%
Elektra, S. A. de C. V. (Elektra)                                    98%
Elektrafin, S. A. de C. V. (Elektrafin)                              98%
Importaciones Electronicas Ribesa, S. A. de C. V. (Ribesa)           98%
Grupo Hecali, S. A. de .C. V. (Hecali)                              100%
Mi Garantia Extendida, S. A. de C. V. (Mi Garantia)                 100%

On March 26, 1996, the Company acquired for Ps1,343,627 a 35.8% interest in Comunicaciones Avanzadas, S. A. de C. V. (CASA), a company controlling several subsidiaries engaged in the broadcasting and production of television programs and the sale of advertising time (TV Azteca), and the operation of movie theaters and production studios (Grupo Cotsa). This investment was realized through the capitalization of a US$45.4 million receivable from CASA and a cash contribution of US$62.2 million, paying an excess of cost over book value (goodwill) of Ps915,290.

In 1996, the Company acquired 72% of the capital stock of Hecali, which is engaged in the trading and distribution of clothing and shoes, for Ps69,123. In 1997, Hecali made a capital stock reacquisition from certain stockholders, thus increasing the Company's ownership interest from 72% to 94%. In October 1998, the Company acquired the remaining 6% of the Hecali shares, through the capitalization of debt amounting to Ps155,437 and cash payments of Ps10,135, giving rise to goodwill of Ps157,691.

In January 1996, the Company sold to Western Union its interest in Servicio Mexicano de Entregas, S. A. de C. V. recording a net gain of Ps153,344 after deducting the related income tax of Ps40,604 and received dividends of Ps37,207 from the Company immediately prior to its sale.

In January 1996, the Company entered into a revised agreement with Western Union for the transfer of money from the United States to Mexico, under which, the Company will receive US$14.2 million annually over ten years. For this purpose, Western Union deposited US$142 million into an escrow account, which in turn invested this amount by purchasing 2% of the shares of three consolidated subsidiaries.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

The significant accounting policies, including the concepts, methods and criteria related to the recognition of the effects of inflation on the financial statements, are summarized below:

a.   Recognition of the effects of inflation

The consolidated financial statements and the notes thereto are expressed in constant pesos of purchasing power as of December 31, 1998 and have been prepared in conformity with generally accepted accounting principles in Mexico, in accordance with the following policies:

- Inventory is restated by the replacement cost method; cost of sales is restated by applying factors derived from the National Consumer Price Index
     (NCPI).

- Property, furniture and equipment and investment in stores are restated by applying factors derived from the NCPI.

- The components of stockholders' equity are also restated by using factors derived from the NCPI.

- The gain (loss) on net monetary position represents the effect of inflation, as measured by the NCPI, on the monthly net monetary liabilities and assets during the year, restated to pesos of purchasing power as of the end of the most recent period.

- The loss from holding nonmonetary assets represents the decrease in nonmonetary assets compared with the inflation rate measured in terms of the NCPI, and is included in stockholders' equity under the caption "loss from holding nonmonetary assets".

- The NCPI used to recognize the effects of inflation in the financial statements was 200.388, 231.886 and 275.038 as of December 31, 1996, 1997
     and 1998, respectively.

b.   Presentation of the statement of income

In order to allow better matching of revenues with the costs needed to produce them, as from 1997, revenues include those resulting from sales of merchandise and from the installment sales program (that is, accrued mark-up, stated interest and penalty interest less the monetary loss on receivables).

Cost of sales includes the cost of merchandise sold, the allowance for doubtful accounts, the cost of financing the installment sales program less the monetary gain on financing of receivables.

Below is an analysis of merchandise and service revenues, and of the cost of merchandise sold and of services:

                                                               December 31,
                                             ------------------------------------------------
                                                1996              1997               1998
                                                ----              ----               ----
Revenues:

Sales of Elektra merchandise                 Ps4,440,476       Ps5,399,707        Ps6,455,993
Sales of Hecali merchandise                      220,066           373,557            588,536
Accrued income for extended warranties                               1,768             31,854
Accrued mark-up                                1,049,990         1,412,457          1,767,516
Penalty interest                                 181,211           222,221            211,406
Loss on monetary position from
accounts receivable                             (461,923)         (303,806)          (290,708)
Equity in income of
Comunicaciones Avanzadas, S. A. de C. V.         143,490           178,787           (146,263)
Revenues from money transfer services            295,978           281,943            306,487
                                             -----------       -----------        -----------

                                             Ps5,869,288       Ps7,566,634        Ps8,924,821
                                             ===========       ===========        ===========

Costs:

Cost of Elektra merchandise sold             Ps3,134,861       Ps3,912,007        Ps4,574,692
Cost of Hecali merchandise sold                  153,226           257,723            359,558
Provision for repairs                                                  528              9,555
Interest expense on credits                      357,953           248,831            228,458
Interest on money transfer funding                15,792            10,646             14,501
Allowance for doubtful accounts                  186,823           293,594            383,497
Amortization of CASA goodwill                     34,323            45,747             45,747
Gain on monetary position on
loans obtained to finance the
installment sales program                       (301,094)         (197,473)          (188,960)
                                             -----------       -----------        -----------

                                             Ps3,581,884       Ps4,571,603        Ps5,427,048
                                             ===========       ===========        ===========

c.   Principles of consolidation

The consolidated financial statements include the accounts of the Company and its majority-owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

d.   Cash and cash equivalents

The Company considers all highly liquid investments with original maturities of less than three months to be cash equivalents, and states them at market value.

e.   Revenue recognition

The Company recognizes revenue on the accrual basis when goods are delivered to customers. Interest and installment sales mark-up are credited to income on the straight-line basis over the life of the respective installment contracts.

f.   Inventories and cost of sales

Inventories and cost of sales are originally determined by the average cost method and are restated as mentioned in Note 2a. Amounts so determined do not exceed current market value. (See Note 5).

g.   Property, furniture, equipment and investment in stores

Property, furniture and equipment are expressed at acquisition cost, and are restated as explained in Note 2a. Investment in stores represents major improvements necessary for the opening of Elektra and Hecali stores, and is restated as mentioned in Note 2a.

Depreciation is calculated by the straight-line method, based on the estimated useful lives and the values of the Company's net fixed assets. Amortization of investment in stores is calculated by the straight-line method over periods no longer than five years. (See Note 6).

h.   Investments in shares

The investment in CASA is stated by the equity method. (See Note 7).

Other investments in shares of companies in which the Company owns less than 10% of the capital are stated originally at cost, and are subsequently restated by applying factors derived from the NCPI.

i.   Goodwill

The excess of cost over the book value of the shares of subsidiaries and equity investees acquired (goodwill) is amortized over 20 years and is restated by applying factors derived from the NCPI to its historical cost.

j.   Income tax and employees' statutory profit sharing

The charges to income for income tax and employees' statutory profit sharing are based on financial pretax income, after adjustment for items excluded by law from the determination of taxable profits (permanent differences) and for temporary differences, the realization of which is uncertain in a definite period of time. At December 31, 1997 and 1998, there were no temporary differences that require the recognition of deferred income tax.

k.   Labor obligations

Seniority premiums to which employees are entitled upon termination of employment after 15 years of service, as well as benefits from the retirement plans established by the Company's subsidiaries for their employees, to which they do not contribute, are recognized as expenses of the years in which the services are rendered. based on actuarial studies.

Plan benefits are primarily based on employees' years of service, which the Company estimates to be an average of 25 years, and remuneration at retirement.

As of and for the years ended December 31, 1996, 1997 and 1998, the net cost for the period charged to income and the respective liability were not significant.

Other severance compensation to which employees may be entitled in case of dismissal or death, in accordance with the Mexican Federal Labor Law, is charged to income in the year in which it becomes payable.

l.   Revenues from extended warranty services

Revenues from extended warranty services are recorded as deferred income on the date the corresponding warranty certificates are sold, and are credited to income using the straight line method over the terms of extended warranties (from two to five years).

m. Transactions in foreign currencies and translation of transactions carried out abroad

Transactions in foreign currencies are recorded at the rates of exchange prevailing on the dates they are entered into. Assets and liabilities denominated in these currencies are stated at the Mexican peso equivalents resulting from applying the year-end rates. Exchange differences arising from fluctuations in the exchange rates between the dates on which transactions are entered into and those on which they are settled or the balance sheet dates, are charged or credited to income. (See Note 3.)

Figures of the subsidiaries in Central and South America are translated by using the methodology established by Statement B-15 "Transactions in Foreign Currency and Translation of Financial Statements of Foreign Subsidiaries". In accordance with the provisions thereby set, the figures of those subsidiaries are restated by applying inflation factors of the country of origin. The resulting monetary and nonmonetary assets and liabilities, as well as the income and expenses, are translated at the exchange rate in effect on the balance sheet date. Differences arising from the translation of the subsidiaries' financial statements as of December 31, 1998 amounted to Ps5,844 and was recorded as part of stockholders' equity.

n.   Earnings per share

Earnings per share is computed in accordance with Statement B-14 "Earnings per Share", by dividing the income of majority stockholders by the weighted average number of shares outstanding in 1996 (3,595,556,000) 1997 (3,553,643,026) and
1998 (3,574,753,543). Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then share in the earnings of the entity. The effect of stock options granted to the Company's employees on earnings per share computation is not material.

o.   Description of leasing arrangements

The Company conducts a major part of its operations from leased facilities which include 759 stores, 2 warehouses and distribution centers and the Company's headquarters building. These facilities are under operating leases that expire over the next ten years. Most of the operating leases are renewable for periods of three to five years.

Some of the rental payments under store facilities are based on a minimum rental or a percentage of the store's sales (contingent rentals).

In most cases, management expects that in the normal course of business, leases will be renewed or replaced by other assets.

p.   Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affects the amounts reported in the financial statements. Actual results could differ from those estimates.

q.   Reclassifications

Certain reclassifications have been made to prior period amounts to conform to the current presentation.

NOTE 3 - FOREIGN CURRENCY POSITION:

The following information is expressed in thousands of U.S. dollars, since this is the currency in which most of the Company's foreign currency transactions are carried out.

At December 31, 1998, the Company and its subsidiaries had the following foreign currency monetary assets and liabilities:

                                            Central and
                                              South
                             Mexico         America (1)          Total
                          -----------       -----------       -----------

Assets                    US$  30,687       US$ 41,430        US$  72,117
Liabilities                  (241,430)         (65,467)          (306,897)
                          -----------       ----------        -----------

Net short position       (US$ 210,743)     (US$ 24,037)      (US$ 234,780)
                          ===========       ==========        ============

(1) Denominated in different currencies, which were translated to US dollars at the exchange rates prevailing on December 31, 1998.

At December 31, 1998, the exchange rate was Ps9.93 to the U.S. dollar (Ps8.06 at December 31, 1997). At February 28, 1999, date of issuance of the consolidated financial statements, the exchange rate was Ps10.10 to the U.S. dollar.

Below is a summary of the principal transactions denominated in foreign currencies carried out by the Company's subsidiaries in 1996, 1997 and 1998:

                                  1996              1997              1998
                                  ----              ----              ----

Money transfer services        US$ 23,649        US$ 24,008       US$  24,270
Export sales                                         21,117            71,260
Imported merchandise              (30,068)          (57,202)         (105,231)
Interest expense                   (9,135)          (16,103)          (24,611)
Fees                               (8,619)           (7,878)          (21,132)
Other                                                (6,642)          (11,728)
                               ----------        ----------       -----------

Net                           (US$ 24,173)      (US$ 42,700)     (US$  67,172)
                               ==========        ==========       ===========

NOTE 4 - BALANCES DUE FROM CUSTOMERS, NET AND SECURITIZATION OF RECEIVABLES:

Customer account balances at December 31,1997 and 1998 are as follows:

                                                        December 31,
                                                        ------------
                                                   1997              1998
                                                   ----              ----

Gross retail receivables - Net of
securitization                                  Ps1,881,237       Ps1,631,080
Less: Past due receivables written-off
in the year                                        (298,623)         (351,860)
                                                -----------       -----------

Net retail receivables                            1,582,614         1,279,220
Wholesale receivables                                40,848            43,964
                                                -----------       -----------

Total                                             1,623,462         1,323,184

Less: Allowance for doubtful accounts               (50,728)          (82,365)
                                                -----------       -----------

                                                Ps1,572,734       Ps1,240,819
                                                ===========       ===========

The Company follows the policy of writing-off against the allowance for doubtful accounts all customer balances outstanding more than 90 days.

Accounts receivable from retail customers are shown net of the unearned installment sales mark-up. The unearned installment sales mark-up was Ps572,141 and Ps439,943 at December 31, 1997 and 1998, respectively.

The movement of the allowance for doubtful accounts is as follows:

                                               Year ended December 31,

                               1996             1997            1998
                               ----             ----            ----

Beginning balance           Ps  98,312       Ps  55,757      Ps  50,728
Provisions                     186,823          293,594         383,497
Write-offs                    (229,378)        (298,623)       (351,860)
                            ----------       ----------      ----------

Ending balance              Ps  55,757       Ps  50,728      Ps  82,365
                            ==========       ==========      ==========

Securitization of receivables

Elektrafin has established a four-year revolving securitization program, to securitize its receivables. Under the program, Elektrafin transfers its receivable collection rights to a trust fund incorporated by Nacional Financiera, S. N. C. (NAFIN) in exchange for cash resources obtained from the public offering of "Ordinary and Amortizable Participation Certificates" ("OPCs"). The public offering is affected by the issuance of preferred and subordinated OPCs which are acquired by public investors and Elektrafin, respectively. During 1998 Elektrafin completed two separate offerings, one on April 15 and one on December 17, 1998 for Ps793,000 (nominal pesos) and Ps200,000 (nominal pesos), respectively.

Duff and Phelps de Mexico, S. A. de C. V. , Fitch IBCA Mexico, S. A. de C. V. and Clasificadora de Riesgos, S. A. de C. V. rated the securitized receivables as mAA, AA and AA, respectively.

Elektrafin collects the securitized receivables on behalf of the trust and deposits such collections in the trust fund. The two separate offerings of OPCs will mature in April 2000 and in December 2002. The preferred OPCs will be repaid at their nominal value, and the subordinated OPCs with the remaining cash held by the trust.

NOTE 5 - INVENTORIES:

                                                      December 31,
                                                      ------------
                                                1997               1998
                                                ----               ----

Brand name merchandise                      Ps1,943,395         Ps1,849,956
Elektra brand name merchandise                   74,497              73,429
Other merchandise                               169,895             126,419
Merchandise in transit                           30,034              62,324
Other finished products                          29,950              28,838
                                            -----------         -----------

                                              2,247,771           2,140,966
Less-Allowance for obsolete inventories            (616)               (518)
                                            -----------         -----------

                                              2,247,155           2,140,448
Advances to suppliers                            32,337
                                            -----------         -----------

                                            Ps2,279,492         Ps2,140,448
                                            ===========         ===========

NOTE 6 - PROPERTY, FURNITURE, EQUIPMENT AND INVESTMENT IN STORES:

                                           December 31,             Annual depreciation
                                                                      and amortization
                                      1997              1998              rate (%)
                                      ----              ----        -------------------

Buildings                         Ps  173,887       Ps  330,192              2.0
Computer equipment                    518,453           636,584             16.6
Communication equipment               181,358           216,247             10.0
Transportation equipment              205,019           246,742             10.3
Furniture and fixtures                219,931           308,168              8.5
Machinery and equipment                94,693           218,737              5.3
                                  -----------       -----------

                                    1,393,341         1,956,670
Less-Accumulated depreciation        (426,556)         (602,708)
                                  -----------       -----------

                                      966,785         1,353,962
Land                                  219,489           195,076
Construction in progress               83,378            38,208
                                  -----------       -----------

                                    1,269,652         1,587,246
Investment in stores - Net            537,378           557,443             20.0
                                  -----------       -----------

                                  Ps1,807,030       Ps2,144,689
                                  ===========       ===========


The above items include capital leases as shown in Note 10.

NOTE 7 - INVESTMENT IN SHARES:

                                              December 31,

                                                                  Percentage
                                      1997           1998         of equity
                                      ----           ----         ----------

Comunicaciones Avanzadas,
S. A. de C. V.                    Ps  788,599      Ps621,630         35.8%
Biper, S. A. de C. V.                 182,324         80,237         5.0%
Other                                 102,785         94,025
                                  -----------      ---------

                                  Ps1,073,708      Ps795,892
                                  ===========      =========

NOTE 8 - ACCOUNTS RECEIVABLE AND SIGNIFICANT TRANSACTIONS WITH RELATED PARTIES:

                                                            December 31,
                                                            ------------
                                                        1997            1998
                                                        ----            ----

Biper, S. A. de C. V. (Biper)                        Ps 45,808       Ps 57,786
Operadora Radiocel, S. A. de C. V. (Operadora)          40,257          66,136
Compania Operadora de Teatros, S. A. de C. V.                           22,760
TV Azteca, S. A. de C. V. (TV Azteca)                   29,902          10,923
Other                                                   53,014          47,368
                                                     ---------       ---------

                                                     Ps168,981       Ps204,973
                                                     =========       =========

The principal transactions with related parties are as follows:

Merchandise sales

Revenues from sales of televisions, video cassette recorders and furniture to related parties and affiliated companies amounted to Ps142,136, Ps87,996 and Ps79,716 during the years ended December 31, 1996, 1997 and 1998, respectively.

Interest income

In the years ended December 31, 1996, 1997 and 1998 the Company extended short-term loans to Biper, Operadora and TV Azteca. Interest income under these arrangements amounted to Ps55,105, Ps13,713 and Ps13,049, respectively.

Interest expense

In the years ended December 31, 1996, 1997 and 1998 the Company received short-term loans from Grupo Cotsa and other related parties. Interest expense incurred under these arrangements amounted to Ps11,346, Ps13,199 and Ps18,973, respectively.

Advertising expenses

In March 1996, the Company entered into an agreement with TV Azteca whereby Elektra will purchase 5,200 minutes per year of advertising time from TV Azteca, to be transmitted in otherwise unsold time, for US$1.5 million per year for each of the next ten years. For the years ended December 31, 1996, 1997 and 1998 the Company recorded advertising expenses of Ps24,704, Ps15,101 and Ps21,755, respectively under this arrangement. Under the agreement the Company may purchase additional minutes at the same contract terms.

Purchase of computer equipment

In 1996 and 1997, the Company acquired computer equipment amounting to Ps49,087 and Ps68,852, respectively, from Dataflux, S. A. de C. V., a former affiliate of TV Azteca.

NOTE 9 - BANK LOANS AND OTHER DEBT:

                                                                              Average rate at
                                              December 31,                      December 31,
                                              ------------                    ---------------
                                         1997             1998             1997             1998
                                         ----             ----             ----             ----

Loans in Mexican pesos               Ps1,058,707      Ps  861,500        21.29%            35.96%
Loans in U.S. dollars                    477,797          319,230         8.81%             7.85%
Long-term notes (1)                      956,115          933,420        12.75%            12.75%
Syndicated loan (2)                                       844,050                     7.50% and 7.34%
Loans in other currencies(3)             287,103          542,497        15.32%            21.00%
Other                                     16,866          171,602
                                     -----------      -----------

                                       2,796,588        3,672,299
Less-current portion                   1,840,473        1,212,443
                                     -----------      -----------

Long-term debt                       Ps  956,115      Ps2,459,856
                                     ===========      ===========

Following is the maturity of the long-term loans:

                Year                        Amount
                ----                        ------

                2000                     Ps  671,463
                2001                         933,420
                2002                         854,973
                                         -----------

                                         Ps2,459,856
                                         ===========

(1) In May 1996, the Company issued long-term notes in international markets for US$100 million, payable in the year 2001, subject to interest at 12.75% per annum payable semiannually. The terms of the notes contain certain financial covenants with which the Company is in compliance at December 31, 1997 and 1998. In 1998, the Company repurchased notes worth US$6 million (par value) for US$4.9 million, which were deducted from the aggregate principal amount.

(2) The Company entered into a five-year US$150 million committed unsecured revolving credit agreement with Citibank, N. A. as agent. The commitment is reduced to the outstanding balance under the credit agreement as of June 30, 1999. At December 31, 1998, the Company borrowed US$85 million under this agreement. The remaining amount of the credit will be used to repay short-term loans, which were entered into to finance its national and international expansion; as a result, US$65 million of the Company's short-term loans have been classified as long-term bank loans. This credit agreement imposes operating and financial restrictions on the Company, with which it is in compliance as of December 31, 1998.

(3)  Mainly Lempiras, Colones, Dominican Pesos and Quetzales.

NOTE 10 - CAPITAL AND OPERATING LEASES:

The Company has acquired the assets mentioned below by entering into capital lease contracts, with purchase options ranging from two to five years.

                                                December 31,
                                                ------------
                                            1997            1998
                                            ----            ----

Land and buildings                       Ps 64,108       Ps 53,878
Computer equipment                         104,633          32,804
Communication equipment                    147,582         147,582
Transportation equipment                    53,762          17,289
Furniture and fixtures                      48,828           9,785
Machinery and equipment                     12,571           4,568
                                         ---------       ---------

                                           431,484         265,906
Less: accumulated amortization             (79,724)        (70,565)
                                         ---------       ---------

                                         Ps351,760       Ps195,341
                                         =========       =========

The liabilities under these contracts mature as follows:

Year ending December 31:
------------------------

1999                                     Ps 31,965
2000                                         7,348
2001                                         2,993
                                         ---------

Total liabilities                           42,306
Less-unaccrued interest                     (4,615)

Net minimum lease payments                  37,691
Less-current portion                       (31,580)

Long-term portion                        Ps  6,111
                                         =========

The following is a schedule by years of future minimum rental payments required under operating leases that have initial or remaining noncancelable lease terms in excess of one year as of December 31, 1998:

Year ending December 31:

        1999                                     Ps236,075
        2000                                       214,683
        2001                                       173,625
        2002                                       148,078
        2003 and thereafter                        134,209
                                                 ---------

        Total minimum payments required          Ps906,670
                                                 =========

The following schedule shows the composition of total rental expense for all operating leases except those with terms of a month or less that were not renewed:

                                    Year ended December 31,
                                    -----------------------
                              1996            1997            1998
                              ----            ----            ----

Minimum rentals            Ps112,309       Ps145,147       Ps208,275
Contingent rentals            15,675          18,283          22,700
                           ---------       ---------       ---------

                           Ps127,984       Ps163,430       Ps230,975
                           =========       =========       =========

NOTE 11 - STOCKHOLDERS' EQUITY:

On August 15, 1997, a special stockholders' meeting was held to authorize a ten-for-one stock split of Series "A", "B" and "L" shares and a ten-for-one stock split of each Ordinary Participation Certificate (OPC) (comprised of two Series "B" shares and one Series "L" share).

After this stock split, the capital stock is represented by shares with no par value, fully subscribed and paid, distributed as shown below:

Authorized shares:

Series "A" Shares                      1,495,024,470
Series "B" Shares                      2,342,405,490
Series "L" Shares                        487,416,030
                                       -------------
                                       4,324,845,990
                                       -------------

Less: authorized but unsubscribed and/or unpaid shares:

Series "A" Shares                                     (220,279,440)
Series "B" Shares                                     (328,744,914)
Series "L" Shares                                      (98,810,877)
                                                     -------------

                                                      (647,835,231)
Less - Repurchased shares                             (111,088,980)
                                                     -------------

Net authorized shares subscribed and paid            3,565,921,779
                                                     =============

The Company's by-laws provide that Series "A" shares may only be held by Mexican nationals. Series "B" and "L" shares are unrestricted as to ownership. Series "L" shares have restricted voting rights.

At December 31, 1998, the capital stock is represented by the following fixed minimum capital:

                                                       Amount
                                                       ------


Series "A" shares                                    Ps 49,834
Series "B" shares                                       78,080
Series "L" shares                                       16,247
                                                     ---------

Fixed minimum capital stock                            144,161
Subscribed but unpaid capital stock                    (21,595)
                                                     ---------

Capital stock expressed in nominal pesos               122,566
Effect of restatement                                  363,223
                                                     ---------

Capital stock expressed in Mexican pesos
of December 31, 1998 purchasing power                Ps485,789
                                                     =========

No variable capital has been subscribed.

In the event that dividends are paid from retained earnings which have not previously been taxed, a tax equivalent to 53.85% of the dividend will be payable by the Company. Additionally, dividends paid to individuals or to foreign residents are subject to a maximum tax witholding equivalent to 7.69%, regardless of any previous taxation of such dividends. Capital stock reductions in excess of the sum of the balances of capital contributions accounts, net tax income and reinvested net tax income, inflation-indexed in accordance with the procedures established by the Income Tax Law, are accorded the same tax treatment as dividends. At December 31, 1998, the balance of previously taxed retained earnings determined in accordance with the tax regulations in effect amounted to Ps60,415.

In February 1994, the Company and its stockholders approved the creation of the Partner 2000 Stock Option Plan ("the Plan") for key employees of the Company and its subsidiaries. Under the Plan the Company may grant to the employees options to acquire up to 70 million OPCs of the Company at a price between Ps2.5 and Ps4.0 (nominal) per OPC. Options granted under the Plan vest pro-ratably over a five-year period from the date of grant if the Company achieves annual established performance goals. If the annual established performance goals are not achieved the vesting of the option may be postponed or limited. The option price per OPC was determined based on each employee's employment date. At February 28, 1999, date of issuance of the consolidated financial statements options to acquire, 28,027,432 OPC's were exercised.

Stock options                               Number of OPCs     Exercise price
-------------                               --------------     --------------

Outstanding on December 31, 1995             55,236,187
                                             ----------

Granted:                                      3,700,000             2.50
                                              1,655,468             3.25
Exercised                                    (3,808,390)

Outstanding on December 31, 1996             56,783,265
                                             ----------

Granted:                                      1,150,000             2.50
                                              1,169,532             4.00
Exercised                                   (19,768,759)

Outstanding on December 31, 1997             39,334,038

Exercised                                    (4,450,283)
                                             ----------

Outstanding on December 31, 1998             34,883,755
                                             ==========

Exercisable at December 31, 1998             21,295,821
                                             ==========

The following table summarizes information about the stock options outstanding and exercisable at December 31, 1998:

                                                   Number of
                               Options            exercisable
      Exercise price         outstanding            options
      --------------         -----------          -----------

          2.50                32,751,225          20,527,197
          3.25                 1,164,528             502,341
          4.00                   968,002             266,283
                              ----------          ----------

                              34,883,755          21,295,821
                              ==========          ==========

At December 31, 1998, retained earnings include Ps176,013 corresponding to retained earnings of subsidiaries and affiliated companies. In order for the Company to pay a dividend from profits derived from affiliate earnings, the earnings must be previously declared as dividends by the subsidiaries and affiliated companies.

NOTE 12 - INCOME TAX, ASSET TAX AND EMPLOYEES' STATUTORY PROFIT SHARING:

Income tax, asset tax and employees' statutory profit sharing charged to income for the year are as follows:

                                    Year ended December 31,
                                    -----------------------
                               1996           1997           1998
                               ----           ----           ----

Income tax                  Ps113,053      Ps 99,394      Ps101,977
Asset tax                      11,969          7,905          2,506
Employees' statutory
profit sharing                  2,065          1,790          2,604
                            ---------      ---------      ---------

                            Ps127,087      Ps109,089      Ps107,087
                            =========      =========      =========

For the years ended December 31, 1996, 1997 and 1998, the differences between taxable and financial income are mainly due to the effect of the deduction for tax purposes of inventory purchases, offset by the non-allowable deduction of cost of sales, to the difference between the effect of the inflationary component determined for book and tax purposes, and to nondeductible expenses.

At December 31, 1998, certain subsidiaries of the Company had tax loss carryforwards amounting to Ps303,792, that expire as shown below:

               Year of
              expiration                     Amount
              ----------                   ---------

                  2003                     Ps  7,353
                  2004                         4,062
                  2005                         1,352
                  2006                       105,509
                  2007                       162,947
                  2008                        22,569
                                           ---------

                                           Ps303,792
                                           =========

Since the Company does not prepare a consolidated income tax return tax losses carryforwards can only be utilized by the subsidiaries generating the carryforwards. The tax loss carryforwards are restated by applying factors derived from the NCPI until they are utilized.

In 1998, certain subsidiaries paid asset tax totaling Ps36,480 (restated for tax purposes), for which a refund can be requested, provided that the income tax determined in any of the next ten years exceeds asset tax for those years.

NOTE 13 - SEGMENT INFORMATION:

                                                                                                       Elimination
                                    Commercial      Credit    International     CASA         Other       entries        Consolidated
                                    ----------      ------    -------------     ----         -----     -----------      ------------
As of and for the year ended
December 31, 1996

Revenues from external customers   Ps4,440,476     Ps769,264                  Ps143,487     Ps516,061                    Ps5,869,288
Depreciation and amortization              504         6,810                                  105,763                        113,077
Operating income (loss)                583,825       318,191   (Ps39,420)       109,163      (296,138)                       675,621

Total assets                         1,858,578     2,724,165      35,278        501,088     3,602,375                      8,721,484

As of and for the year ended
December 31, 1997

Revenues from external customers   Ps5,211,411   Ps1,321,518   Ps197,650      Ps178,787     Ps657,268                    Ps7,566,634
Depreciation and amortization              806         9,955       4,827                      166,672                        182,260
Operating income (loss)                610,601       723,034     (10,722)       133,040      (430,448)                     1,025,505

Total assets                         2,306,602     1,588,201     562,361      4,995,424(1)  3,107,791  (Ps3,371,618)(1)    9,188,761

As of and for the year ended
December 31, 1998

Revenues from external customers   Ps5,880,502   Ps1,556,094   Ps707,611     (Ps146,263)    Ps926,877                    Ps8,924,821
Depreciation and amortization            1,748        10,150      51,592                      279,226                        342,716
Operating income (loss)                779,924       896,022      16,205       (192,010)     (706,532)                       793,609

Total assets                         2,007,279     1,302,482     994,194      1,058,213(1)  4,139,787     Ps352,878(1)     9,854,833

(1) Beginning in 1997 for internal purposes the Company states its investment in CASA, whose main asset is the investment in Azteca Holdings, S. A. de C.
     V. (holding of TV Azteca) at 80% of its market value, adjusted by the proportional part of liabilities of Azteca Holdings, recording the variations in this value in stockholders' equity and eliminating the equity in the results of CASA and the corresponding goodwill amortization. For external reporting purposes these adjustments have been eliminated to reflect the investment in CASA under the equity method.

The Company is reporting segment sales and services and operating income in the same format reviewed by the Company's management. An operating segment is defined as a component of the Company that engages in business activities from which it may earn revenues and incur expenses, and about which separate financial information is regularly evaluated by the Company's management in deciding how to allocate resources. Except for the valuation of the investment in CASA, the accounting policies of the segments are the same as those described in the summary of significant accounting policies.

Certain assets and expenses such as property, furniture and equipment and other assets, corporate overhead, depreciation, intangible amortization, interest expense, income taxes are not allocated to the segments and have been included in the other column. The Company evaluates segment performance based upon income or loss before the aforementioned expenses. All the Company's operations are located in Mexico, except for the Latin American operations which are located in Guatemala, El Salvador, Dominican Republic, Honduras and Peru.

The Commercial Business Unit includes sales of a wide variety of brand name consumer electronics, major appliances and household furniture in Mexico.

The Credit Business Unit consists of expenses incurred to finance the Company's installment sales program and to administer the installment sales operations, as well as the mark-up and stated or penalty interest earned by the Company.

The International Business Unit represents the Company's electronics, appliance and furniture retail operations in five countries of Latin America, Guatemala, El Salvador, Honduras, Dominican Republic and Peru.

The CASA Business Unit includes the equity in income (loss) of CASA as well as the amortization of the related goodwill.

The Company's other operating segment includes a chain of clothing stores (Hecali) that offers a broad range of basic and sports apparel for men, ladies and children and sport shoes; Money Transfer Services from abroad, primarily the United States, to Mexico, and within Mexico; Savings Account Services; Extended Warranties and Photo Products and Processing Services.

NOTE 14 - CONTINGENCY:

The tax authorities are claiming the payment of taxes, fines and surcharges totaling Ps284,962, omitted in the 1993, 1994 and 1995 periods. The Company's management and its legal advisors have applied all the necessary legal resources, and consider that there is sufficient evidence to obtain a favorable resolution.

NOTE 15 - SUBSEQUENT EVENT:

On March 4, 1999, the Company won a bid to acquire a 94.3% interest in Salinas y Rocha, S. A. de C. V. The acquisition price was US$77.7 million, of which the Company paid 25% on March 10, 1999. The Company will incur additional debt to pay the remaining 75% of the aggregate purchase price.

NOTE 16 - RECONCILIATION BETWEEN MEXICAN (MEXICAN GAAP) AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (U.S. GAAP):

The Company's consolidated financial statements are prepared in accordance with Mexican GAAP, which differs in certain significant respects from U.S. GAAP. The Mexican GAAP consolidated financial statements include the effects of inflation as provided for under Statement B-10, "Recognition of the Effects of Inflation on Financial Information". The application of this statement represents a comprehensive measure of the effects of price level changes in the Mexican economy, which for many years was hyperinflationary, and is considered to result in a more meaningful presentation than historical cost-based financial reporting for both Mexican and

U.S. accounting purposes. Therefore the following reconciliations to U.S. GAAP do not include the reversal of such inflationary effects.

The principal differences between Mexican GAAP and U.S. GAAP are summarized below with an explanation, where appropriate, of the effects on consolidated net income and stockholders' equity. The various reconciling items are presented net of any price level gain (loss):

a.   Reconciliation of consolidated net income:

                                                                             Year ended December 31,
                                                                             -----------------------
                                                                       1996           1997             1998
                                                                       ----           ----             ----
    Net income related to majority stockholders under
    Mexican GAAP                                                   Ps 837,270      Ps  764,143      Ps 208,757
    Deferred income tax effects                                      (211,117)        (183,411)        (26,851)
    Deferred employees' profit sharing                                  4,725              748             560
    Amortization of goodwill                                           19,132           19,375          13,328
    Amortization of goodwill relating to CASA acquisition              34,323           45,747          45,747
    Effect of net income of CASA prior to acquisition                  61,627
    Difference in equity in earnings of CASA                           19,458         (110,684)        (69,298)
    Capitalized exchange losses and interest expense                    3,193            3,225           3,225
    Stock options granted to employees                               (131,919)        (264,864)         89,551
    Effect on minority stockholders of U.S. GAAP adjustments           16,137            4,362          (2,407)
                                                                   ----------      -----------      ----------

    Net income under U.S. GAAP                                     Ps 652,829      Ps  278,641      Ps 262,612
                                                                   ==========      ===========      ==========

    Income per share (in pesos)                                    Ps    0.18      Ps     0.08      Ps    0.07
                                                                   ==========      ===========      ==========

    Basic weighted average number of common shares
    outstanding (in millions)                                         3,595.5          3,553.6         3,574.8
                                                                   ==========      ===========      ==========

b. Reconciliation of consolidated stockholders' equity:

                                                                          December 31,
                                                                          ------------
                                                                      1997             1998
                                                                      ----             ----
    Majority stockholders' equity under Mexican GAAP             Ps 4,247,527     Ps 3,652,576
    Deferred income tax effects                                      (849,205)        (876,056)
    Deferred employees' profit sharing                                  1,946            2,506
    Participation in net equity of CASA                               (28,890)        (279,333)
    Goodwill relating to CASA acquisition                            (840,910)        (795,163)
    Goodwill                                                         (239,335)        (226,007)
    Capitalized exchange losses and interest expense                  (22,445)         (19,220)
    Deferred income                                                (1,348,432)      (1,175,054)
    Pension plan and seniority premiums                                 4,571            4,571
    Effect on minority stockholders of U.S. GAAP
    adjustments                                                        20,498           18,091
                                                                 ------------     ------------

    Stockholders' equity under U.S. GAAP                         Ps   945,325     Ps   306,911
                                                                 ============     ============

An analysis of the changes in consolidated stockholders' equity under U.S. GAAP is shown below:

                                                          1996            1997             1998
                                                          ----            ----             ----
Balance at beginning of year                          Ps1,533,397      Ps 776,182       Ps 945,325
Net income                                                652,829         278,641          262,612
Excess cost over basis acquired in CASA                  (858,177)
Loss from holding nonmonetary assets                     (397,003)       (296,476)        (646,797)
Repurchase of shares                                     (216,936)        (24,961)         (63,761)
Payment of dividends                                      (88,973)       (145,559)        (111,611)
Exercise of stock options                                  19,126          92,634            4,850
Stock options granted to employees                        131,919         264,864          (89,551)
Effect of translation of foreign subsidiaries                                                5,844
                                                      -----------      ----------       ----------

Balance at end of year                                Ps  776,182      Ps 945,325       Ps 306,911
                                                      ===========      ==========       ==========

c.   Significant differences between U.S. GAAP and Mexican GAAP:

     i. Acquisition of subsidiaries and affiliates:

          1.   CASA

          As discussed in Note 1 the Company acquired a 35.8% interest in CASA in 1996. For U.S. GAAP purposes, this acquisition is considered to be of a Company under common control and was accounted for at recorded amounts in a manner similar to a pooling of interest. Consequently no goodwill would be reflected under U.S. GAAP. For Mexican GAAP purposes, the acquisition has been accounted for as a purchase of shares.

          At the date of acquisition the excess cost over the basis acquired in CASA, under U.S. GAAP, was Ps858,177, which has been recorded in the above reconciliation as a distribution of equity. Also in the Mexican GAAP financial statements the equity in the income of CASA and the amortization of the goodwill are included as revenues and cost of sales.

          2.   Other subsidiaries

          In 1991, the Company acquired various companies controlled by the principal stockholders, and under Mexican GAAP recorded goodwill for the excess of the amounts paid over the book value of the companies acquired. Under U.S. GAAP these acquisitions would have been recorded as combinations of companies under common control and no goodwill would have been recorded.

     ii.  Employees' profit sharing

          Under U.S. GAAP, employees' profit sharing would be considered an operating expense.

     iii. Deferred income tax and employees' profit sharing


          As stated in Note 2j., income tax and employees' profit sharing are recorded under Mexican GAAP following interperiod allocation procedures under the partial liability method. Under this method, deferred tax and profit sharing are recognized only in respect of nonrecurring timing differences between taxable and book income which are expected to reverse at a definite future date. Also, under Mexican GAAP the benefit from utilizing tax loss carryforwards and assets tax credits are not recognized until utilized, at which time it is presented as an extraordinary item.

          U.S. GAAP Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes", ("FAS No. 109"), requires an asset and liability approach for financial accounting and reporting for income tax under the following basic principles: (a) a current tax liability or asset is recognized for the estimated taxes payable or refundable on tax returns for the current year, (b) a deferred tax liability or asset is recognized for the estimated future tax effects attributable to temporary differences and carryforwards, (c) the measurement of current and deferred tax liabilities and assets is based on provisions of the enacted tax law and the effects of future changes in tax laws or rates are not anticipated, and (d) the measurement of deferred tax assets is reduced, if necessary, by the amount of any tax benefits that, based on available evidence, are not expected to be realized.

          Under this method, deferred tax and profit sharing are recognized in respect of all temporary differences, and the benefit from utilizing tax loss carryforwards and asset tax credits is recognized in the year in which the loss or credits arise (subject to a valuation allowance in respect of any tax benefits not expected to be realized). The subsequent realization of this benefit does not affect income. Consequently, they do not represent extraordinary items for U.S. GAAP purposes.

          The temporary differences under FAS No. 109 are determined based on the difference between the indexed tax-basis amount of the asset or liability and the related stated amount reported in the financial statements. Except as indicated in the following paragraph, the deferred tax expense or benefit is calculated as the difference between (a) the deferred tax assets and liabilities at the end of the current period determined as indicated above and (b) the deferred tax assets and liabilities reported at the end of the prior period remeasured to units of current general purchasing power at the end of the current period. The deferred profit sharing expense or benefit is calculated similarly.

          Gains and losses from holding non-monetary assets are recorded in stockholders' equity. It is the Company's policy to reflect the deferred income taxes and profit sharing that arise as a result of such gains (losses) from assets or liabilities which do not currently affect income in the results of operations.

          The significant components of income tax expense under U.S. GAAP are as follows:

                                       Year ended December 31,
                                       -----------------------
                                  1996           1997          1998
                                  ----           ----          ----

          Current              Ps113,053      Ps 99,394     Ps101,977
          Deferred               211,117        183,411        26,851
          Asset tax               11,969          7,905         2,506
                               ---------      ---------     ---------

                               Ps336,139      Ps290,710     Ps131,334
                               =========      =========     =========

          The following items represent the principal differences between income tax computed under U.S. GAAP at the statutory tax rate and the Company's provision for income tax in each year:

                             Year ended December 31,

                                                                1996     1997    1998
                                                                ----     ----    ----

          Statutory income tax rate                              34%      34%     34%
          Effects of inflation                                   (4)      10     (10)
          Asset tax                                               2        2       1
          Non deductible expenses                                10        6       5
          Effect of accounting losses of subsidiaries (1)         8
          Non-taxable earnings of foreign subsidiary             (6)
          Other                                                   3        3      (9)
                                                                 --       --      --

          Effective income tax rate                              47%      55%     21%
                                                                 ==       ==      ==

     (1) Since the Company does not prepare consolidated income tax returns, the losses of some subsidiaries do not reduce, for tax purposes, the profits of the rest of the subsidiaries.

     The tax and profit sharing effects of significant items comprising the Company's net deferred tax and profit sharing assets and liabilities under U.S. GAAP are shown on the following page.

                                                                December 31,
                                                                ------------
                                                          1997                 1998
                                                          ----                 ----
      Deferred income tax liabilities:
      Inventories                                    Ps  760,239          Ps  749,157
      Property, machinery and equipment                  185,183              216,672
      Deferred installment sales for income
      tax purposes                                        56,017
      Other                                               67,003               90,683
                                                     -----------          -----------

                                                       1,068,442            1,056,512
                                                     -----------          -----------

      Deferred income tax assets:
      Allowance for doubtful accounts                     17,247               28,828
      Operating loss carryforwards                       138,748              106,327
      Asset tax carryforwards                             56,162               36,480
      Other                                                7,080                8,821
                                                     -----------          -----------

                                                         219,237              180,456
                                                     -----------          -----------

      Net deferred income tax liabilities            Ps  849,205          Ps  876,056
                                                     ===========          ===========

      Deferred employees' profit sharing:

      Property, machinery and equipment              Ps      136          Ps       14
      Other                                               (2,082)              (2,520)
                                                     -----------          -----------

      Net deferred employees' profit sharing
      assets                                        (Ps    1,946)        (Ps    2,506)
                                                     ===========          ===========

iv.  Revenue recognition

     Under Mexican GAAP the mark-up on installment sales is deferred and amortized over the life of the installment sales contracts for all years, and is included as part of merchandise, services and other revenues since it is included in the sales price. Under Mexican GAAP any stated and penalty interest is also included in merchandise, services and other revenues. Under U.S. GAAP the installment sales mark-up earned along with stated and penalty interest would be classified as interest earned from consumer credit operations. During the years ended December 31, 1996, 1997 and 1998 the amount of installment sales mark-up earned for U.S. GAAP purposes was Ps1,049,990, Ps1,412,457 and Ps1,767,516, respectively.

     Under Mexican GAAP the loss on monetary position from accounts receivable is included in merchandise, services and other revenues since such accounts receivable relate to the installment sales contracts. Under U.S. GAAP the loss on monetary position from accounts receivable would not be part of operating income, but would be classified as an other financing expense. For the years ended December 31, 1996, 1997 and 1998 the loss on monetary position from accounts receivable was Ps461,923, Ps303,806 and Ps290,708, respectively.

v.   Consumer credit operations

     The results of the Company's consumer credit operations which are included in the consolidated results of operations are as follows:

                                                             Year ended December 31,
                                                             -----------------------
                                                        1996           1997          1998
                                                        ----           ----          ----

      Consumer credit income:
      Mark-up from installment sales                Ps1,049,990    Ps1,412,457   Ps1,767,516
      Finance charges                                   181,211        222,221       211,406
                                                    -----------    -----------   -----------

                                                      1,231,201      1,634,678     1,978,922
                                                    -----------    -----------   -----------

      Consumer credit expenses:
      Interest                                          357,953        248,831       228,458
      Payroll                                           160,472        157,680       198,150
      Provision for doubtful accounts                   186,823        293,594       383,497
      Other credit and collection expenses               71,733         90,313        74,147
      Provision for income taxes and
      employees profit sharing                          199,853
                                                    -----------    -----------   -----------

      Total operating expenses                          976,834        790,418       884,252
                                                    -----------    -----------   -----------

      Earnings from consumer credit
      operations                                    Ps  254,367    Ps  844,260   Ps1,094,670
                                                    ===========    ===========   ===========

vi.  Deferred income

     As described in Note 1, the Company received US$142 million in 1996 relating to the Company's revised contractual agreements with Western Union which were deposited in an escrow fund and subsequently (at the direction of the Company) transferred to the Company via purchase, by the escrow account, of shares of various consolidated subsidiaries. Under Mexican GAAP, the escrow fund is treated as an independent, unconsolidated entity and the US$142 million relating to the shares purchased by the escrow fund is accounted for as minority interest (US$5.6 million) and the remainder (US$136.4 million) is treated as additional paid-in capital which are both components of consolidated stockholders' equity. The minority interest and additional paid-in capital will be reduced annually by an aggregate of US$14.2 million with a corresponding credit to revenue, as escrowed amounts are released to the Company under terms of the escrow agreement. Income tax expense will be recorded at the time of revenue recognition.

     Under U.S. GAAP, the escrow arrangement would be treated as a special purpose consolidated entity, with the US$142 million accounted for as deferred income to be recognized as revenue over periods up to 10 years in accordance with the contractual agreements. Income taxes will be recorded, as appropriate, under FAS No. 109.

vii. Securitization of receivables

     Under Mexican GAAP the Company accounted for the 1997 and 1998 securitizations of receivables as sales of the receivables and derecognized from its balance sheets the receivables transferred under the programs against the proceeds received.

     Under U.S. GAAP, the transfer of the receivables in the 1997 and 1998 securitization programs have been accounted for as secured borrowings in accordance with Statement of Financial Accounting Standards No. 125 "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities". Consequently, under U.S. GAAP the Company reestablished on its balance sheets as of December 31, 1997 and 1998, receivables of Ps967,978 and Ps1,300,213, respectively, which include Ps91,069 and Ps337,687, respectively, that correspond to the guarantee on the securitized receivables. The Company also recorded as of December 31, 1997 and 1998 a short-term and long-term liabilities of Ps876,909 and Ps962,526, respectively.

viii. Capitalized interest

     The Company capitalized exchange losses and interest incurred from borrowings obtained for construction projects in 1994. For the years ended December 31, 1996, 1997 and 1998 the Company did not capitalize exchange losses or interest. Under U.S. GAAP exchange losses are not capitalized and interest is capitalized by applying the weighted average interest rate paid by the Company to the capitalized costs related to the construction projects.

     Amount capitalized under Mexican GAAP:

     Interest (net of monetary gain)                   Ps 5,757
     Exchange losses                                     36,398
                                                       --------

                                                         42,155

     Amount capitalizable under U.S. GAAP                (9,907)
                                                       --------

     Difference                                        Ps32,248
                                                       ========

     The depreciation computed on this amount for the years ended December 31, 1996, 1997 and 1998 was Ps3,193, Ps3,225 and Ps3,225, respectively.

ix.  Employee stock option plan

     The Company's stock option plan under U.S. GAAP would be considered a variable plan since the number of shares exercisable is contingent on the Company achieving its performance goals. Once the Company has determined the number of options to be exercisable in a particular year compensation expense is determined as the difference between the quoted market price and the option exercise price times the number of shares exercisable during the year. Compensation expense (income) relating to the Employee Stock Option Plan determined under Accounting Principles Board Opinion No. 25 was Ps131,919 in 1996, Ps264,864 in 1997, and (Ps89,551) in 1998.

     Had compensation cost for the Company's Employee Stock Option Plan been determined based on the fair value at the grant dates for awards under those plans consistent with the method of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation", ("FAS No. 123"), the Company's compensation expense for the years ended December 31, 1996, 1997 and 1998 would have been Ps77,607, Ps310,991 and Ps23,749, respectively, and the net income per share would have been reduced to the proforma amounts as follows:

                                                  Year ended December 31,
                                                  -----------------------
                                               1996         1997         1998
                                               ----         ----         ----

     Net income as reported                  Ps652,829    Ps278,641    Ps262,612
                                             =========    =========    =========

     Net income proforma                     Ps707,142    Ps232,511    Ps149,312
                                             =========    =========    =========

     Net income per share as reported        Ps   0.18    Ps   0.08    Ps   0.07
                                             =========    =========    =========

     Net income per share proforma           Ps   0.19    Ps   0.07    Ps   0.04
                                             =========    =========    =========

     The effect on net income and net income per share is not expected to be indicative of the effects in future years. The fair value of each option grant is estimated on the date of grant using the weighted average Black-Scholes option pricing model and simple binomial model with the assumptions presented below:

                                                  Year ended December 31,
                                                  -----------------------
                                                  1997              1998
                                                  ----              ----

     Expected volatility                          0.533           0.7706
     Risk-free interest rate                         18%           29.99%
     Expected life of options in years             1.15             1.00
     Expected dividend yield                         15%              15%

     The Black-Scholes option valuation model and simple binomial model were developed for use in estimating the fair value of traded options. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility.

     For Mexican GAAP purposes stock options granted to employees are given effect when exercised by crediting to paid-in capital stock the exercise price. Under Mexican GAAP the granting of the options has no effect on the Company's results of operations, cash flow or financial condition.

x.   Concentration of credit risk

     The Company is a retailer of consumer electronics, major appliances, household furniture and other products with 581 Elektra stores in Mexico, 155 Hecali stores in Mexico and 83 Elektra stores in several Latin American countries at December 31, 1998. The Company regularly makes installment sales to its customers and credit operations are managed by each store based on established credit policies developed by the Company.

     Due to the significant number of installment sales customers and store locations the Company believes that it is not dependent on any geographical area or customer base and therefore has no significant concentration of credit risk.

     The Company currently has a network of approximately 170 suppliers for its electronics, appliances and furniture products and directly imports approximately 10.5% of these products. The Company typically does not maintain long-term purchase contracts with suppliers and principally operates on a purchase order basis. Although certain vendors are significant to the Company's business because of their name recognition, the Company does not believe that its business is dependent upon any one vendor or particular group of vendors.

xi.  Fair value information

     The following disclosure of the estimated fair value of financial instruments is made in accordance with the requirements of Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments" ("FAS No. 107"). The estimated fair value amounts have been determined by the Company, using available market information and appropriate valuation methodologies. However, considerable judgement is required in interpreting market data to develop estimates of fair value.

     The carrying value of cash and cash equivalents, accounts receivable and accounts payable is a reasonable estimate of their fair value.

     The carrying value of loans to related parties at December 31, 1997 and 1998 is a reasonable estimate of their fair value based on the interest rates that are currently available to the related parties for issuance of notes with similar terms and remaining maturities.

     The Company's bank loans and other debt bear interest at variable rates and their terms are generally representative of those which are currently available to the Company at December 31, 1997 and 1998 for the issuance of debt with similar terms and remaining maturities, and therefore the carrying values of these loans and other debt are a reasonable estimate of their fair value.

     The fair value of the Company's long-term notes is based on quoted market prices. The estimated fair value of these instruments at December 31, are as follows:

                                    1997                1998
                                    ----                ----

     Carrying value            US$100,000,000      US$100,000,000
     Fair value                US$110,080,000      US$ 92,650,000

     The long-term notes are thinly traded financial instruments accordingly, their market price at any balance sheet date may not be representative of the price which would be derived from a more active market.

xii. Comprehensive income

     Effective January 1, 1998, the Company adopted Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income", ("FAS No. 130"), which establishes new standards for reporting and displaying comprehensive income and its components. It was not practical to determine the cumulative comprehensive income as of January 1, 1998.

xiii. Recently issued accounting standards

     In April 1998, Financing Accounting Standards Board ("FASB") issued Statement of Position 98-5, "Reporting on the Costs of Sart-up Activities" which is effective for fiscal years beginning after December 15, 1998. This statement of position provides guidance on the financial reporting of start-up costs and organization costs. It requires cost of start-up activities and organization costs to be expensed as incurred. The Company does not believe that the adoption of this SOP will have a material impact on its consolidated financial position or results of operations.

     In June 1998, the FASB issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("FAS No. 133"), which requires that all derivative instruments be recorded on the balance sheet at their fair value. Changes in the fair value of derivatives are recorded each period in current earnings of other comprehensive income, depending on whether a derivative is designated as part of a hedge transaction and, if it is, the type of hedge transaction. The Company does not believe that the adoption of this standard will have a material impact on its consolidated financial position or results of operations.

xiv. Condensed balance sheets and income statements under U.S. GAAP:

     The following condensed balance sheets and statements of income reflect the effects of the principal differences between Mexican GAAP and U.S. GAAP.

                            CONDENSED BALANCE SHEETS

                                                                   December 31,
                                                                   ------------
                                                               1997            1998
                                                               ----            ----
      Cash and cash equivalents                            Ps  485,685     Ps1,197,754
      Accounts receivable due from customers - net           2,605,766       2,541,032
      Inventories                                            2,247,155       2,140,448
      Other current assets                                     593,270         559,974
                                                           -----------     -----------

      Total current assets                                   5,931,876       6,439,208

      Property, machinery and equipment - net                1,247,208       2,125,469
      Other assets                                             997,242         593,167
      Investment in CASA                                       759,709         342,297
                                                           -----------     -----------

      Total assets                                         Ps8,936,035     Ps9,500,141
                                                           ===========     ===========


      Short-term debt                                      Ps2,808,336     Ps1,244,023
      Deferred income - current portion                        168,554         167,865
      Other current liabilities                              2,645,106       2,983,078
                                                           -----------     -----------

      Total current liabilities                              5,621,996       4,394,966

      Long-term debt                                           956,115       3,428,493
      Other long-term liabilities                              171,469         294,898
      Deferred income                                        1,179,878       1,007,189
                                                           -----------     -----------

      Total liabilities                                      7,929,458       9,125,546
                                                           -----------     -----------

      Minority interest                                         61,252          67,684
                                                           -----------     -----------

      Majority stockholders                                    945,325         306,911
                                                           -----------     -----------

      Total liabilities and stockholders' equity           Ps8,936,035     Ps9,500,141
                                                           ===========     ===========

             CONDENSED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

                                                                           Year ended December 31,
                                                                           -----------------------
                                                                   1996              1997            1998
                                                                   ----              ----            ----
      Revenues:
      Sales and money transfer services                       Ps 4,956,520      Ps 6,056,975    Ps 7,382,870
      Interest earned from consumer credit operations            1,231,201         1,634,678       1,978,922
      Other income                                                 154,642
                                                              ------------      ------------    ------------

                                                                 6,342,363         7,691,653       9,361,792
                                                              ------------      ------------    ------------

      Costs and expenses:
      Cost of sales                                             (3,288,089)       (4,170,258)     (4,943,805)
      Selling, general and administrative                       (1,722,676)       (2,211,790)     (2,598,060)
      Allowance for doubtful accounts                             (186,823)         (293,594)       (383,497)
      Employees' statutory profit sharing                            2,660            (1,043)         (2,043)
                                                              ------------      ------------    ------------

                                                                (5,194,928)       (6,676,685)     (7,927,405)
                                                              ------------      ------------    ------------

      Operating income                                           1,147,435         1,014,968        1,434,387
      Interest paid for consumer credit operations                (357,960)         (248,831)        (228,458)
      Other financing expense                                      (26,284)         (249,963)        (589,990)
                                                              ------------      ------------    -------------

      Income before taxes, equity in earnings and minority
      interest                                                     763,191           516,174          615,939

      Income and asset tax                                        (336,139)         (290,710)        (131,334)
                                                              ------------      ------------    -------------

      Income before equity in earnings and minority interest       427,052           225,464          484,605

      Equity in income (loss) of CASA                              224,574            68,105         (215,561)
                                                              ------------      ------------    -------------

      Income before minority interest                              651,626           293,569          269,044
      Minority interest                                              1,203           (14,928)          (6,432)
                                                              ------------      ------------    -------------

      Net income of majority stockholders                          652,829           278,641          262,612

      Effect of translation of foreign subsidiaries                                                    (5,844)
      Loss from holding non-monetary assets                        (96,816)         (209,529)        (328,256)
                                                              ------------      ------------    -------------

      Comprehensive income (loss)                             Ps   556,013      Ps    69,112   (Ps     71,488)
                                                              ============      ============    =============

xv.  Cash flow information

     Under US GAAP a statement of cash flow is prepared based on provisions of Statement of Financial Accounting Standards No. 95, "Statement of Cash Flows" ("FAS No. 95"). This statement does not provide guidance for the preparation of cash flow statements for price level adjusted financial statements.

     Presented below are statements of cash flows for the years ended December 31, 1996 and 1997, prepared after considering the impact of U.S. GAAP adjustments. The cash flow statements are net of certain non cash transactions but include the effects of inflation on cash flow and have been restated to pesos of December 31, 1998, purchasing power.

                                                                             Year ended December 31,
                                                                             -----------------------
                                                                             1996               1997
                                                                             ----               ----
     Cash flows from operating activities:

     Net income                                                          Ps   652,829      Ps   278,641
     Adjustments to reconcile net income to net cash provided
     by operating activities:

     Depreciation and amortization                                             90,752           159,660
     Allowance for doubtful accounts                                          186,823           293,594
     Equity in income of affiliated company                                  (224,574)          (68,105)
     Gain on sale of shares of affiliated company                            (153,345)
     Accrual for seniority premiums                                             4,005             6,618
     Monetary gain from financing activities                                   (7,585)          (21,151)
     Deferred income tax and employees' profit sharing                        206,392           182,663
     Stock options granted to employees                                       131,919           264,864
     Deferred income from Western Union agreement                           1,484,200          (135,768)
     Other                                                                                     (126,831)
     Net changes in working capital                                        (1,437,146)       (1,499,977)
                                                                         ------------      ------------

     Net cash provided by (used in) operating activities                      934,270          (665,792)
                                                                         ------------      ------------

     Cash flows from investing activities:

     Acquisition of property, furniture, equipment and
     investment in stores                                                    (337,348)         (932,316)
     Investments in shares                                                   (459,853)
     Dividend received from affiliated company                                 37,207
     Proceeds from sale of shares of affiliated company                       253,285
                                                                         ------------      ------------

     Net cash used in investing activities                                   (506,709)         (932,316)
                                                                         ------------      ------------

     Cash flows from financing activities:

     Proceeds from short-term and long-term debt                            1,855,206         1,840,473
     Proceeds from securitization of receivables - Net                                          876,909
     Repayment of short-term debt                                          (1,797,327)         (772,260)
     Capitalized lease obligations                                            (26,694)          (54,958)
     Issuance of capital stock                                                 19,126            92,634
     Repurchase of capital stock                                             (216,936)          (24,961)
     Payment of dividends                                                     (88,973)         (145,559)
     Contribution from minority stockholders                                   65,345
                                                                         ------------      ------------

     Net cash (used in) provided by financing activities                     (190,253)        1,812,278
                                                                         ------------      ------------

     Increase in cash and cash equivalents                                    237,308           214,170
     Cash and cash equivalents at beginning of year                            34,207           271,515
                                                                         ------------      ------------

     Cash and cash equivalents at end of year                            Ps   271,515      Ps   485,685
                                                                         ============      ============

     Supplemental disclosure:
     Cash paid during the year for:
     Interest                                                            Ps   429,012      Ps   479,973
                                                                         ============      ============

     Income Tax                                                          Ps    92,772      Ps   108,523
                                                                         ============      ============

     Non cash transactions:
     During 1996 the Company financed certain capital expenditures totaling Ps125,683 through the issuance of capital leases.

     Presented below is a statement of cash flow for the year ended December 31, 1998, prepared after considering the impact of U.S. GAAP adjustments. The cash flow statement presents nominal cash flow during the period, adjusted to pesos of December 31, 1998, purchasing power.

                                                                                         Year ended
                                                                                        December 31,
                                                                                            1998
                                                                                        ------------
      Cash flows from operating activities:

      Net income                                                                      Ps   262,612
      Adjustments to reconcile net income to net cash provided by operating activities:
      Depreciation and amortization                                                        326,163
      Allowance for doubtful accounts                                                      383,497
      Equity in loss of affiliated company                                                 215,561
      Minority stockholders                                                                  6,432
      Accrual for seniority premiums                                                         5,235
      Monetary gain from financing activities                                             (128,930)
      Deferred income tax and employees' profit sharing                                     26,291
      Stock options granted to employees                                                   (89,551)
      Deferred income from Western Union agreement                                        (141,006)
      Unrealized exchange losses - Net                                                     215,211
      Net changes in working capital                                                      (306,490)
                                                                                      ------------

      Net cash provided by operating activities                                           (775,025)
                                                                                      ------------

      Cash flows from investing activities:

      Acquisition of property, furniture, equipment and investment in stores              (560,316)
      Investments in shares                                                               (149,120)
                                                                                      ------------

      Net cash used in investing activities                                               (709,436)
                                                                                      ------------

      Cash flows from financing activities:

      Short-term loans received                                                            551,294
      Proceeds from long-term debt                                                       1,486,911
      Proceeds from securitization of receivables - Net                                    962,526
      Repayment of securitzation of receivables                                           (876,909)
      Repayment of short-term debt                                                        (890,552)
      Repurchase of long-term notes                                                        (59,880)
      Capitalized lease obligations                                                        (64,460)
      Issuance of capital stock                                                              4,850
      Repurchase of capital stock                                                          (63,761)
      Payment of dividends                                                                (111,611)
                                                                                      ------------

      Net cash provided by financing activities                                            953,165
                                                                                      ------------

      Effects of inflation                                                                (291,928)

      Increase in cash and cash equivalents                                                712,069
      Cash and cash equivalents at beginning of year                                       485,685

      Cash and cash equivalents at end of year                                        Ps 1,197,754
                                                                                      ============

      Supplemental disclosure:
      Cash paid during the year for:
      Interest                                                                        Ps   544,393
                                                                                      ============

      Income tax                                                                      Ps   119,514
                                                                                      ============


     Non cash transactions:
     The Company recorded capital lease obligations of Ps1,952 during 1998, related to the acquisition of property.

                             ELEKTRA, S. A. DE C. V.
                  (subsidiary of Grupo Elektra, S. A. de C. V.)

                              FINANCIAL STATEMENTS

                           DECEMBER 31, 1997 AND 1998

                             ELEKTRA, S. A. DE C. V.
                  (subsidiary of Grupo Elektra, S. A. de C. V.)

                              FINANCIAL STATEMENTS

                           DECEMBER 31, 1997 AND 1998

                                      INDEX


Contents                                                                   Page
--------                                                                   ----

Report of independent accountants                                         F - 44

Financial statements:

Balance sheets                                                            F - 46

Statements of income                                                      F - 47

Statements of changes in stockholders' equity                             F - 48

Statements of changes in financial position                               F - 49

Notes to the financial statements                                         F - 50

REPORT OF INDEPENDENT ACCOUNTANTS


Mexico City, February 28, 1999


To the Stockholders of Elektra, S. A. de C. V.

1. We have audited the balance sheets of Elektra, S. A. de C. V. (the "Company") as of December 31, 1997 and 1998, and the related statements of income, of changes in stockholders' equity and of changes in financial position for each of the three years in the period ended December 31, 1998, all expressed in constant pesos of December 31, 1998 purchasing power. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in Mexico, which are similar in all material respects with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and that they were prepared in accordance with generally accepted accounting principles. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audits provide a reasonable basis for our opinion.

2. In our opinion, the aforementioned financial statements present fairly, in all material respects, the financial position of Elektra, S. A. de C. V. at December 31, 1997, and 1998, and the results of its operations, changes in its stockholders' equity and changes in its financial position for each of the three years in the period ended December 31, 1998, in conformity with accounting principles generally accepted in Mexico.

3. Accounting principles generally accepted in Mexico differ in certain important respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of net income, expressed in pesos of December 31, 1998, purchasing power for each of the three years in the period ended December 31, 1998, and the determination of stockholders' equity at December 31, 1997 and 1998 also expressed in pesos of December 31, 1998 purchasing power, to the extent summarized in Note 9 to the financial statements.


PricewaterhouseCoopers


Javier Soni O.

                             ELEKTRA, S. A. DE C. V.
                  (subsidiary of Grupo Elektra, S. A. de C. V.)

                                 BALANCE SHEETS

                          Thousands of Mexican pesos of
                       December 31, 1998 purchasing power

                                                                                        December 31,
                                                                                  -------------------------
                                                                                     1997          1998
                                                                                  -----------   -----------
Assets:

CURRENT ASSETS:
Cash and cash equivalents                                                          Ps 371,418    Ps 899,841
                                                                                  -----------   -----------
Accounts receivable:
Customers, less allowance for doubtful accounts
of Ps21,821 in 1997 and Ps 8,679 in 1998                                               24,898        31,093
Related parties - Net (Note 3)                                                      2,283,662     1,315,840
Recoverable taxes                                                                     138,150        77,908
Other receivables                                                                     107,165       199,284
                                                                                  -----------   -----------

                                                                                    2,553,875     1,624,125
                                                                                  -----------   -----------
Inventories (Note 4)                                                                1,699,419     1,693,128
                                                                                  -----------   -----------

Prepaid expenses                                                                      179,236       218,178
                                                                                  -----------   -----------

Total current assets                                                                4,803,948     4,435,272

TRANSPORTATION EQUIPMENT, OTHER EQUIPMENT
AND INVESTMENT IN STORES, less accumulated depreciation
of Ps119,043 in 1997 and Ps207,290 in 1998                                            232,204       210,317

INVESTMENT IN SHARES (Note 1)                                                                        42,908
GOODWILL, less accumulated amortization of Ps1,625 (Note 1)                                         128,402
OTHER ASSETS                                                                           13,323        23,796
                                                                                  -----------   -----------

                                                                                  Ps5,049,475   Ps4,840,695
                                                                                  ===========   ===========

Liabilities and Stockholders' Equity

CURRENT LIABILITIES:
Bank loans (Note 5)                                                               Ps1,594,004   Ps1,133,178
Suppliers                                                                             992,367     1,227,085
Accounts payable and accrued expenses                                                 180,529       176,026
                                                                                  -----------   -----------

Total current liabilities                                                           2,766,900     2,536,289

RELATED PARTIES (Note 3)                                                              680,439       706,777
OTHER LONG-TERM LIABILITIES                                                             3,493           142
                                                                                  -----------   -----------

                                                                                    3,450,832     3,243,208
                                                                                  -----------   -----------
STOCKHOLDERS' EQUITY (Note 6):
Capital stock                                                                          77,471        77,471
Paid-in capital                                                                       484,434       484,434
Retained earnings                                                                   2,152,778     2,409,709
Loss from holding nonmonetary assets                                               (1,116,040)   (1,374,127)
                                                                                  -----------   -----------

                                                                                    1,598,643     1,597,487
                                                                                  -----------   -----------
CONTINGENCY (Note 8)

                                                                                  Ps5,049,475   Ps4,840,695
                                                                                  ===========   ===========

The accompanying notes are an integral part of these financial statements.

                             ELEKTRA, S. A. DE C. V.

                              STATEMENTS OF INCOME
                                    (Note 3)

                          Thousands of Mexican pesos of
                       December 31, 1998 purchasing power

                                                                  Year ended December 31,
                                                        ---------------------------------------
                                                            1996         1997           1998
                                                        -----------   -----------   -----------
Net sales                                               Ps5,229,490   Ps5,424,276   Ps5,537,250
Money transfer services                                     295,977       281,945       321,779
Cost of sales                                            (3,004,455)   (3,960,342)   (4,027,123)
                                                        -----------   -----------   -----------

                                                          2,521,012     1,745,879     1,831,906
                                                        -----------   -----------   -----------

Sale and administrative expenses                          1,001,710     1,209,824     1,466,478
Expenses (income) pertaining to services received from
or rendered to affiliated companies                         921,827      (203,022)     (302,613)
Other expenses (income) - Net                                 1,681      (176,923)       (3,084)
                                                        -----------   -----------   -----------

                                                          1,925,218       829,879     1,160,781
                                                        -----------   -----------   -----------

Operating income                                            595,794       916,000       671,125
                                                        -----------   -----------   -----------

Comprehensive financing cost:
Interest income                                             247,882       153,526       209,381
Interest expense                                           (613,752)     (569,134)     (388,147)
Exchange loss - Net                                         (47,982)      (53,587)     (273,956)
Gain (loss) on net monetary position                         29,051       (76,444)       86,740
                                                        -----------   -----------   -----------

                                                           (384,801)     (545,639)     (365,982)
                                                        -----------   -----------   -----------

Income before taxes, equity in affiliated
company and extraordinary items                             210,993       370,361       305,143

Asset tax and income tax (Note 7)                            51,693        14,189        48,372
                                                        -----------   -----------   -----------

Income before equity in affiliated company and
extraordinary items                                         159,300       356,172       256,771
Equity in income of affiliated company                                                   10,768
                                                        -----------   -----------   -----------

Income before extraordinary items                           159,300       356,172       267,539

Sale of shares of affiliated company - Net (Note 1)         227,379

Benefit from realization of prior years' tax loss
carryforwards (Note 7)                                       34,842                       5,583
                                                        -----------   -----------   -----------

Net income                                              Ps  421,521   Ps  356,172   Ps  273,122
                                                        ===========   ===========   ===========

The accompanying notes are an integral part of these financial statements.

                             ELEKTRA, S. A. DE C. V.

                  STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

                   Thousands of Mexican pesos of December 31,
                              1998 purchasing power

                                                                                                        Loss from
                                                                                                         holding
                                                         Capital         Paid-in        Retained       nonmonetary
                                                          stock          capital        earnings         assets             Total
                                                        --------        ---------     ------------     -----------      -----------
Balances at January 1, 1996                             Ps76,890                      Ps 1,456,991     (Ps 475,285)     Ps1,058,596

Issuance of capital stock                                    581        Ps484,434                                           485,015

Net income                                                                                 421,521                          421,521

Loss from holding nonmonetary
assets
                                                                                                          (454,352)        (454,352)
                                                        --------        ---------     ------------     -----------      -----------


Balances at December 31, 1996                             77,471          484,434        1,878,512        (929,637)        1,510,780

Payment of dividends                                                                       (81,906)                         (81,906)

Net income                                                                                 356,172                          356,172

Loss from holding nonmonetary
assets                                                                                                    (186,403)        (186,403)

Balances at December 31, 1997                             77,471          484,434        2,152,778      (1,116,040)       1,598,643
                                                        --------        ---------     ------------     -----------      -----------

Payment of dividends                                                                       (16,191)                         (16,191)

Net income                                                                                 273,122                          273,122

Loss from holding nonmonetary assets                                                                      (258,087)        (258,087)
                                                        --------        ---------     ------------     -----------      -----------

Balances at December 31, 1998                           Ps77,471        Ps484,434      Ps2,409,709    (Ps1,374,127)     Ps1,597,487
                                                        ========        =========     ============     ===========      ===========

The accompanying notes are an integral part of these financial statements.

                             ELEKTRA, S. A. DE C. V.
                   STATEMENTS OF CHANGES IN FINANCIAL POSITION

                          Thousands of Mexican pesos of
                       December 31, 1998 purchasing power

                                                                      Year ended December 31,
                                                            ------------------------------------------
                                                              1996             1997            1998
                                                            ----------      ----------      ----------
Operations:

Income before extraordinary items                           Ps 159,300       Ps356,172      Ps 267,539
Charges (credits) to income not affecting resources:
Depreciation and amortization                                   51,041          69,024          88,247
Allowance for doubtful accounts                                  3,055           8,042           1,800
Equity in income of affiliated company                         (10,768)
Variation in inventories, accounts receivable and
payable, related parties and other assets                   (1,082,298)       (985,356)        919,749
                                                            ----------       ---------      ----------

Resources (used in) provided by operations before
extraordinary items                                           (868,902)       (552,118)      1,266,567

Sale of shares of affiliated company - Net                     227,379
Benefit from realization of prior years tax loss
carryforwards                                                   34,842                           5,583
                                                            ----------       ---------      ----------

Resources (used in) provided by operations                    (606,681)       (552,118)      1,272,150
                                                            ----------       ---------      ----------

Financing:

Increase in capital stock                                      485,015
Related parties                                                680,439
Payment of dividends                                                           (81,906)        (16,191)
Bank loans (paid) received                                    (349,393)        903,372        (460,826)
                                                            ----------       ---------      ----------

Resources provided by (used in) financing activities           816,061         821,466        (477,017)
                                                            ----------       ---------      ----------

Investment:

Investment in shares                                                                          (162,168)
Acquisition of equipment and investment in stores - Net        (80,020)        (72,173)       (104,542)
                                                            ----------       ---------      ----------

Resources used in investment activities                        (80,020)        (72,173)       (266,710)
                                                            ----------       ---------      ----------

Increase in cash and cash equivalents                          129,360         197,175         528,423

Cash and cash equivalents at beginning of year                  44,883         174,243         371,418
                                                            ----------       ---------      ----------

Cash and cash equivalents at end of year                    Ps 174,243       Ps371,418      Ps 899,841
                                                            ==========       =========      ==========

The accompanying notes are an integral part of these financial statements.

                             ELEKTRA, S. A. DE C. V.
                  (subsidiary of Grupo Elektra, S. A. de C. V.)

                        NOTES TO THE FINANCIAL STATEMENTS

                           DECEMBER 31, 1997 AND 1998

            (monetary figures expressed in thousands of Mexican pesos
             of December 31, 1998 purchasing power, except Note 7)


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

The main operations of Elektra, S. A. de C. V. (Elektra or the "Company") is the sale of consumer electronics, major appliances and household furniture through the operation of 581 stores nationwide. Additionally, the Company provides money transfer services from the United States of America to Mexico and within Mexico. Due to the fact that the Company has no employees, all services related with its activity are rendered by affiliated companies.

Until 1996, the Company made installment sales to customers and the related accounts receivable were sold to an affiliated Company. As from 1997, sales are made to the affiliated Company that resells the merchandise to the customers on the installment plan.

In January 1996, the Company sold its equity in Servicio Mexicano de Entregas,
S. A. de C. V. to Western Union at a profit of Ps227,379 after deducting the related income tax and the receipt of dividends of Ps36,970 from the affiliated Company.

In January 1996, the Company entered into a revised agreement with Western Union for the transfer of money from the United States to Mexico, under which, the Company will receive US$14.2 million annually over ten years. For this purpose, Western Union deposited US$142 million into an escrow account, which in turn invested this amount by purchasing 2% of the shares of Elektra and two affiliated companies.

The Company is a subsidiary of Corporacion Diprofin, S. A. de C. V., which is a subsidiary of Grupo Elektra, S. A. de C. V. In August, 1998, the Company acquired 6% of the capital stock of Grupo Hecali, S. A. de C. V. for Ps162,168, giving rise to goodwill of Ps130,028.

The financial statements are prepared in conformity with accounting principles generally accepted in Mexico.

The significant accounting policies including the concepts, methods and criteria related to the recognition of the effects of inflation on the financial statements, are summarized below:

a. The Company considers all highly liquid investments with original maturities of less than three months to be cash equivalents, and states them at market value.

b. Inventories and cost of sales are originally determined through the average cost method and are restated at their replacement costs and by applying factors derived from the National Consumer Price Index (NCPI), respectively. Amounts so determined do not exceed current market value.

c. Transportation and other equipment are restated by applying factors derived from the NCPI to the acquisition cost of equipment acquired. Investment in stores represents major improvements necessary for the opening of Elektra Stores. These investments are recorded at acquisition cost and are restated by applying factors derived from the NCPI.

     Depreciation is calculated by the straight-line method based on the estimated useful lives of the assets. Amortization of investment in stores is calculated by the straight-line method over periods no longer than five years.

d. Investment in shares is restated by the equity method, based on the audited financial statements of the companies in which investments are held.

e. The excess of cost over book value of shares of subsidiaries acquired (goodwill) is amortized over 20 years and is restated by applying factors derived from the NCPI to the historical amounts.

f. Charges to income for income tax are based on financial pretax income after adjustment for items excluded by law from the determination of taxable profits (permanent differences) and for temporary differences the realization of which is uncertain in a definite period of time. At December 31, 1997 and 1998, there were no significant temporary differences that required the recognition of deferred income tax.

g. Transactions in foreign currencies are recorded at the rate of exchange prevailing on the dates they are entered into. Assets and liabilities denominated in these currencies are stated at the Mexican peso equivalents resulting from applying the year-end rates. Exchange differences arising from fluctuations in the exchange rates between the dates on which transactions are entered into and those on which they are settled, or the balance sheet date, are charged or credited to income.

h. Capital stock, paid-in capital and retained earnings represent the amounts of these items expressed in pesos of purchasing power as of December 31, 1998 and are determined by applying factors derived from the NCPI to the historical amounts.

i. The Company recognizes revenue on the accrual basis when goods are delivered to customers.

j. The gain or loss on net monetary position represents the effect of inflation, as measured by the NCPI, on the Company's average monthly net monetary liabilities or assets, respectively, during the year, as restated in pesos of purchasing power at the end of the most recent period.

k. The loss from holding nonmonetary assets represents the amount by which the increase in the values of nonmonetary assets fell short of the inflation rate, measured in terms of the NCPI.

l. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affects the amounts reported in the financial statements. Actual results could differ from those estimates.

NOTE 2 - FOREIGN CURRENCY POSITION:

At December 31, 1997 and 1998, the Company had the following monetary assets and liabilities in US dollars:

                                               Thousands of US dollars
                                             ---------------------------
                                                1997             1998
                                             -----------      ----------

Assets                                       US$  16,635      US$ 18,415
Liabilities                                     (125,297)        (31,352)
                                             -----------      ----------
Short net position                          (US$ 108,662)    (US$ 12,937)
                                             ===========      ==========

At December 31, 1998, the exchange rate was Ps9.93 to the US dollar (Ps8.06 at December 31, 1997). At February 28, 1999, date of issuance of the financial statements, the exchange rate was Ps10.10 to the U.S. dollar.

Below is a summary of the principal transactions denominated in foreign currencies carried out by the Company in 1996, 1997 and 1998:

                                         1996          1997            1998
                                      ----------    ----------      ----------

Money transfer services               US$ 23,649    US$ 24,008      US$ 24,270
Interest expense                                        (2,840)         (3,740)
                                      ----------    ----------      ----------
                                      US$ 23,649    US$ 21,168      US$ 20,530
                                      ==========    ==========      ==========

NOTE 3 - BALANCES AND TRANSACTIONS WITH RELATED PARTIES:

a. Balances:
                                                            December 31,
                                                     ---------------------------
                                                         1997            1998
                                                     -----------     -----------

Accounts receivable from:

Grupo Elektra, S. A. de C. V                         Ps1,183,886     Ps  472,528
Corporacion Diprofin, S. A. de C. V                      426,799         745,008
Inmuebles Ardoma, S. A. de C. V                          204,380         218,947
Mercadotecnia Tezontle, S. A. de C. V                    143,476         206,627
Elektra Centroamerica, S. A. de C. V                      81,401          31,890
Hecali, S. A. de C. V                                     85,200         177,654
Other                                                    396,463         512,518
                                                     -----------     -----------
                                                     Ps2,521,605     Ps2,365,172
                                                     -----------     -----------

Accounts payable to:

Elektrafin, S. A. de C. V                            Ps  123,785     Ps  930,711
Other                                                    114,158         118,621
                                                     -----------     -----------
                                                         237,943       1,049,332
                                                     -----------     -----------

Net balance                                          Ps2,283,662     Ps1,315,840
                                                     ===========     ===========
Long-term borrowings from related parties            Ps  680,439     Ps  706,777
                                                     ===========     ===========

The principal transactions with related parties are as follows:

Sales

Beginning in 1997, sales on the installment plan are made initially to Elektrafin, S. A. de C. V., which subsequently resells the merchandise to the final customer. In 1997 and 1998 sales to Elektrafin amounted to Ps2,818,153 and Ps2,954,932, respectively.

Interest income

During the years ended December 31, 1996, 1997 and 1998 the Company extended short-term loans to Grupo Elektra, S. A. de C. V and to other related parties. Interest income under these arrangements amounted to Ps179,867, Ps185,782 and Ps184,249, respectively.

Administrative services

During the years ended December 31, 1996, 1997 and 1998, the Company provided administrative services to Elektrafin, S. A. de C. V. and to other related parties, of Ps168,708, Ps747,147, and Ps782,105, respectively.

Interest expense

In 1996 the Company received a long-term loan of US$71 million and payable in May 2001 from Grupo Elektra, S. A. de C. V., subject to interest at 13% per annum. In 1996 and 1997, other related parties extended short-term loans to the company, most of which were repaid during 1998. Interest expense incurred under this and previous arrangements amounted to Ps384,553, Ps370,799 and Ps153,635 for the years ended December 31, 1996, 1997 and 1998, respectively.

Purchases of merchandise

During the years ended December 31, 1996, 1997 and 1998, the Company purchased imported merchandise from Importaciones Electronicas Ribesa, S. A. de C. V. for Ps308,323, Ps268,227 and Ps304,314, respectively.

Rentals and other services

For the years ended December 31, 1996, 1997 and 1998 the Company paid to certain related parties rentals and other services of Ps411,096, Ps483,317 and Ps479,492, respectively.

Advertising expenses

In March 1996, the Company entered into an agreement with TV Azteca whereby Elektra will purchase 5,200 minutes per year of advertising time from TV Azteca, to be transmitted in otherwise unsold time for US$1.5 million per year for each of the next ten years. For the years ended December 31, 1996, 1997 and 1998 the payments under this arrangement amounted to Ps24,704, Ps15,101 and Ps21,755, respectively. Under the agreement the Company may purchase additional minutes at the same contract terms.


NOTE 4 - INVENTORIES:

                                                           December 31,
                                                   ----------------------------
                                                       1997            1998
                                                   -----------      -----------

Name brand merchandise                             Ps1,429,197      Ps1,454,360
Other merchandise                                      169,897          125,267
Elektra brand name merchandise                          74,346           56,991
Merchandise in transit                                  26,593           57,028
                                                   -----------      -----------
                                                     1,700,033        1,693,646

Less - Allowance for obsolete inventories                 (614)            (518)
                                                   -----------      -----------

                                                   Ps1,699,419      Ps1,693,128
                                                   ===========      ===========

NOTE 5 - SHORT-TERM BANK LOANS:

                                                                     December 31,
                                                             ----------------------------
                                        Interest
                                          rate                  1997             1998
                                     --------------          -----------      -----------
Unsecured loans payable in:

Mexican pesos                        36.6% to 39.7%          Ps1,099,752      Ps  821,848
US dollars                           8.09% to 8.30%              494,252          311,330
                                                             -----------      -----------
                                                             Ps1,594,004      Ps1,133,178

NOTE 6 - STOCKHOLDERS' EQUITY:

At an Extraordinary Meeting held on March 21, 1996, the stockholders approved a Ps581 (Ps359 nominal) increase in the variable portion of the capital stock through the issuance of 359,446 common shares of one peso par value each, which were paid for in cash, including an excess of par value of Ps484,434 (Ps299,453 nominal).

After this increase, the capital stock as of December 31, 1997 and 1998, is represented by 17,972,326 common registered shares of one peso par value each, distributed as shown below:

                                                                         Amount
                                                                       --------

Fixed minimum capital stock, represented by 8,982,569
Series "A" shares                                                      Ps 8,983

Variable portion, represented by 8,989,757 Series "B" shares              8,990
                                                                       --------

                                                                         17,973

Restatement increase                                                     59,498
                                                                       --------

Capital stock expressed in Mexican
pesos of December 31, 1998 purchasing power                            Ps77,471
                                                                       ========

In accordance with the Company's by-laws, at least 51% of the capital stock must be held by Mexican nationals.

In the event that dividends are paid from retained earnings which have not previously been taxed, a tax equivalent to 53.85% of the dividend will be payable by the Company. Additionally, dividends paid to individuals or to parties resident abroad are subject to a maximum tax witholding of 7.69%, regardless of any previous taxation of such dividends. Capital stock reductions in excess of the sum of the balances of capital contributions accounts, net tax income and reinvested net tax income, inflation-indexed in accordance with the procedures established in the Income Tax Law, are accorded the same tax treatment as dividends.

NOTE 7 - INCOME TAX AND ASSET TAX:

Amounts in this note are expressed in nominal pesos.

In the year ended December 31, 1998, the Company had income for tax purposes of Ps130,265, which was partially offset by tax loss carryforwards of Ps15,042. The tax benefit amounted to Ps5,583 and is presented in the statement of income as an extraordinary item.

For the years ended December 31, 1996, 1997 and 1998, the difference between taxable and financial income is mainly due to the effect of the tax deduction of inventory purchases, offset by the non-allowable deduction of cost of sales, to the difference between the effect of the inflationary component determined for book and tax purposes, and to nondeductible expenses.

At December 31, 1996, 1997 and 1998 the Company determined asset tax of Ps5,334, Ps11,963 and Ps21,976, respectively. At December 31, 1998, recoverable asset tax amounted to Ps11,963.

NOTE 8 - CONTINGENCY:

The Company is the guarantor of long term notes amounting to US$100 million issued by Grupo Elektra, S. A. de C. V. (holding company).

NOTE 9 - RECONCILIATION BETWEEN MEXICAN (MEXICAN GAAP) AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (US GAAP):

The Company's financial statements are prepared in accordance with Mexican GAAP, which differ in certain significant respects from U.S. GAAP. The Mexican GAAP financial statements include the effects of inflation as provided for under Statement B-10, "Recognition of the Effects of Inflation on Financial Information". The application of this Statement represents a comprehensive measure of the effects of price level changes in the Mexican economy, which for many years was hyperinflationary, and is considered to result in a more meaningful presentation than historical cost-based financial reporting for both Mexican and U.S. accounting purposes. Therefore the following reconciliation to U.S. GAAP do not include the reversal of such inflationary effects.

The principal differences between Mexican GAAP and U.S. GAAP are summarized below with an explanation, where appropriate, of the effects on net income and stockholders' equity. The various reconciling items are presented net of any price level gain (loss).

a.   Reconciliation of net income and stockholders' equity:

                                                                        Year ended December 31,
                                                        --------------------------------------------------
                                                           1996               1997                1998
                                                        ----------         ----------          -----------
Net income under Mexican GAAP                           Ps 421,521         Ps 356,172          Ps 273,122
Deferred income tax effects                               (112,229)          (175,779)             17,363
Monetary loss on receivables from related
parties                                                   (372,843)          (162,081)           (131,027)
Effect of sales mark-up on installment sales               128,481              1,710
                                                        ----------         ----------          -----------

Net income under US GAAP                                Ps  64,930*        Ps  20,022*         Ps 159,458
                                                        ==========         ==========          ==========

                                                       December 31,
                                               ----------------------------
                                                   1997            1998
                                               -----------      -----------
Stockholders' equity under Mexican
GAAP                                           Ps1,598,643      Ps1,597,487
Deferred income tax effects                       (608,054)        (590,691)
Reclassification of capital contribution
to deferred income                                (485,015)        (485,015)
                                               -----------      -----------

Stockholders' equity under US GAAP             Ps  505,574*     Ps  521,781
                                               ===========      ===========


An analysis of the changes in stockholders' equity under US GAAP is as follows:

                                                 1996           1997        1998
                                              ---------      ---------    ---------
Balance at beginning of year                  Ps608,359      Ps591,780    Ps505,574
Net income                                       64,930         20,022      159,458
Payment of dividends                                           (81,906)     (16,191)
Loss from holding nonmonetary assets            (81,509)       (24,322)    (127,060)
                                              ---------      ---------    ---------

Balance at end of year                        Ps591,780*     Ps505,574*   Ps521,781
                                              =========      =========    =========

*    Restated from prior years

b.   Restatement of prior year amounts:

During 1998 the Company determined that various differences occurred in the determination of net income (loss) and stockholders' equity under US GAAP as of and for the year ended December 31, 1996 and 1997. These differences relate principally to the recognition of deferred income, the recognition of cash advance to related parties and the effect of sales mark up on installment sales. The effect of these differences on previously reported amounts is shown on the following page.

                                                      Net income (loss)              Stockholders' equity
                                                 --------------------------       --------------------------
                                                   Year ended December 31,              At December 31,
                                                 --------------------------       --------------------------
                                                   1996             1997            1996             1997
                                                 ---------        ---------       ---------        ---------
As previously reported                           Ps307,582        Ps422,128       Ps836,770        Ps990,589

Effect of differences relating to:
Reclassification of capital contribution
to deferred income                                                                 (485,015)        (485,015)
Monetary loss on receivables from
related parties                                   (372,843)        (162,081)
Effect of sales mark-up on
installment sales-Net                              130,191         (240,025)        240,025
                                                 ---------        ---------       ---------        ---------

                                                  (242,652)        (402,106)       (244,990)        (485,015)
                                                 ---------        ---------       ---------        ---------

As restated                                      Ps 64,930        Ps 20,022       Ps591,780        Ps505,574
                                                 =========        =========       =========        =========

Previously reported amounts did not include any adjustments for deferred income, monetary loss on receivables from related parties, and the recognition of the effect of sales mark-up on installment sales in each year.

c.   Significant differences between US GAAP and Mexican GAAP:

i.   Deferred income tax.

     As stated in Note 1f., income tax is recorded under Mexican GAAP following interperiod allocation procedures under the partial liability method. Under this method, deferred tax is recognized only in respect of nonrecurring timing differences between taxable and book income, which are expected to reverse at a definite future date. Also, under Mexican GAAP the benefit from utilizing tax loss carryforwards and asset tax credits are not recognized until utilized, at which time it is presented as an extraordinary item.

     U.S. GAAP Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes" ("FAS No. 109") requires an asset and liability approach for financial accounting and reporting for income tax under the following basic principles: (a) a current tax liability or asset is recognized for the estimated taxes payable or refundable on tax returns for the current year; (b) a deferred tax liability or asset is recognized for the estimated future tax effects attributable to temporary differences and carryforwards;
     (c) the measurement of current and deferred tax liabilities and assets is based on provisions of the enacted tax laws and the effects of future changes in tax laws or rates are not anticipated, and (d) the measurement of deferred tax assets is reduced, if necessary, by the amount of any tax benefits that, based on available evidence, are not expected to be realized. Under this method, deferred tax is recognized in respect of all temporary differences, and the benefit from utilizing tax loss carryforwards and asset tax credits is recognized in the year in which the loss or credits arise (subject to a valuation allowance in respect of any tax benefits not expected to be realized). The subsequent realization of this benefit does not affect income. Consequently, they do not represent extraordinary items for US GAAP purposes.

     The temporary differences under FAS No. 109 are determined based on the difference between the indexed tax-basis amount of the asset or liability and the related stated amount reported in the financial statements. Except as indicated in the following paragraph, the deferred tax expense or benefit is calculated as the difference between: (a) the deferred tax assets and liabilities at the end of the current period determined as indicated above, and (b) the deferred tax assets and liabilities reported at the end of the prior period remeasured to units of current general purchasing power at the end of the current period.

     Gains and losses from holding nonmonetary assets are recorded in stockholders' equity. It is the Company's policy to reflect the deferred income taxes that arise as a result of such gains (losses) from assets or liabilities which do not currently affect income in the results of operations.

The significant components of income tax expense under US GAAP are as follows:

                                            Year ended December 31,
                                  ------------------------------------------
                                     1996            1997             1998
                                  ---------        ---------        --------
         Current                  Ps 16,851                         Ps42,789
         Deferred                   112,229        Ps175,779         (17,363)
         Asset tax                                    14,189
                                  ---------        ---------        --------
                                  Ps129,080        Ps189,968        Ps25,426
                                  =========        =========        ========

The items shown below represent the main differences between income tax computed under US GAAP at the statutory tax rate and the Company's provision for income tax in each period:

                                                     Year ended December 31,
                                               --------------------------------
                                               1996          1997          1998
                                               ----          ----          ----
Statutory income tax rate                       34%           34%           34%
Inflationary effects                            26%           (6%)         (15%)
Non deductible expenses                          6%            2%            1%
Other                                           (4%)          (1%)          (5%)
                                                --            --            --

Effective income tax rate                       62%           29%           15%
                                                ==            ==            ==

The tax effects of significant items comprising the Company's net deferred tax assets and liabilities under US GAAP are shown below:

                                                          December 31,
                                                    -----------------------
                                                      1997           1998
                                                    ---------     ---------
Deferred income tax liabilities:
Inventories                                         Ps577,803     Ps575,664
Transportation and other equipment                      2,842       (42,409)
Other                                                  55,235        74,181
                                                    ---------     ---------

                                                      635,880       607,436
                                                    ---------     ---------

Deferred income tax assets:
Allowance for doubtful accounts                         7,419         2,951
Operating loss carryforwards                            6,218
Asset tax carryforwards                                14,189        13,794
                                                    ---------     ---------

                                                       27,826        16,745
                                                    ---------     ---------

Net deferred income tax liabilities                 Ps608,054     Ps590,691
                                                    =========     =========

ii.  Deferred income

     As described in Note 1, the Company received US$142 million in 1996 relating to the Company's revised contractual agreements with Western Union which were deposited in an escrow fund and subsequently (at the direction of the Company) transferred to the Company via purchase, by the escrow account, of shares of the Company and of two affiliated companies. Under Mexican GAAP, the escrow fund is treated as an independent entity and the US$142 million relating to the shares purchased by the escrow fund is accounted for as a capital contribution by each company. The aggregate capital contribution will be reduced annually by an aggregate of US$14.2 million with a corresponding credit to revenue, as escrowed amounts are released to the Company under terms of the escrow agreement. Income tax expense will be recorded at the time of revenue recognition.

     Under U.S. GAAP, the escrow arrangement would be treated as a special purpose consolidated entity, with the US$142 million accounted for as deferred income to be recognized as revenue over periods up to 10 years in accordance with the contractual agreements. The capital contribution received by two affiliated companies from the escrow has been recorded by the Company as long-term receivables which are to be repaid as escrowed amounts are released. The recognition of the long-term receivables also results in the recognition of a loss on monetary position for the years ended December 31, 1996, 1997 and 1998 of Ps372,843, Ps162,081 and
     Ps131,027, respectively. The US GAAP reconciliations for 1996 and 1997 have been restated to reflect the above treatment (see Note 9a.).

iii. Revenue recognition

     For Mexican GAAP purposes, the Company accounts for the installment sales mark-up as sales when the merchandise was delivered to the customer. Under U.S. GAAP, the mark-up is deferred and amortized over the life of the installment sales contract. The US GAAP reconciliations for 1996 and 1997 have been restated to reflect the above treatment (see Note 9a.)

iv.  Fair value information.

     The following disclosure of the estimated fair value of financial instruments is made in accordance with the requirements of Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments" ("FAS No. 107"). The estimated fair value amounts have been determined by the Company, using available market information and appropriate valuation methodologies. However, considerable judgment is required in interpreting market data to develop estimates of fair value.

     Cash and cash equivalents, accounts receivable and accounts payable. The carrying value of these items is a reasonable estimate of their fair value.

     Notes receivable from related parties. The carrying value of notes receivable at December 31, 1997 and 1998, is a reasonable estimate of their fair value based on the interest rates that are currently available to the related parties for issuance of notes with similar terms and remaining maturities.

     Bank loans and other debt. The Company's bank loans and other debt bear interest at variable rates and their terms are generally representative of those which are currently available to the Company at December 31, 1998 for the issuance of debt with similar terms and remaining maturities; and therefore, the carrying values of these loans and other debt are a reasonable estimate of their fair value.

v.   Concentration of credit risk

     The Company is a retailer of consumer electronics, major appliances, household furniture and other products with 581 Elektra stores in Mexico, at December 31, 1998.

     The Company currently has a network of approximately 170 suppliers for its electronics, appliances and furniture products. The Company typically does not maintain long-term purchase contracts with suppliers and principally operates on a purchase order basis. Although certain vendors are significant to the Company's business because of their name recognition, the Company does not believe that its business in dependent upon any one vendor or particular group of vendors.

vi.  Comprehensive income

     Effective January 1, 1998, the Company adopted Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income", ("FAS No. 130"), which establishes new standards for reporting and displaying comprehensive income and its components. It was not practical to determine the cumulative comprehensive income as of January 1, 1998.

vii. Recently issued accounting standards

     In April 1998, Financing Accounting Standards Board ("FASB") issued Statement of Position 98-5, "Reporting on the Costs of Start-up Activities" which is effective for fiscal years beginning after December 15, 1998. This statement of position provides guidance on the financial reporting of start-up costs and organization costs. It requires cost of start-up activities and organization costs to be expensed as incurred. The Company does not believe that the adoption of this SOP will have a material impact on its financial position or results of operations.

     In June 1998, the FASB issued statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("FAS 133"), which requires that all derivative instruments be recorded on the balance sheet at their fair value. Changes in the fair value of derivatives are recorded each period in current earnings of other comprehensive income, depending on whether a derivative is designated as part of a hedge transaction and, if it is, the type of hedge transactions. The Company does not believe that the adoption of this Standard will have a material impact on its financial position or results of operations.

d.   Condensed balance sheets and income statements under US GAAP.

     The following condensed balance sheets and income statements reflect the effects of the principal differences between Mexican GAAP and US GAAP.

                            CONDENSED BALANCE SHEETS

                                                                                      At December 31,
                                                                              ---------------------------------
                                                                                 1997                  1998
                                                                              -----------           -----------
Accounts receivable from customers - Net                                      Ps   24,898           Ps   31,093
Inventories                                                                     1,699,419             1,693,128
Related parties                                                                   168,554               167,865
Other current assets                                                            2,427,018             2,021,019
                                                                              -----------           -----------

Total current assets                                                            4,319,889             3,745,240

Property, furniture, equipment and investment in stores - Net                     232,204               210,317
Related parties                                                                   929,501               761,636
Other assets                                                                       13,323               195,107
                                                                              -----------           -----------


                                                                              Ps5,494,917*          Ps5,080,165
                                                                              ===========           ===========

Short-term debt                                                               Ps1,594,004           Ps1,133,178
Deferred income-current portion                                                   168,554               167,865
Other current liabilities                                                       1,808,776             2,010,548
                                                                              -----------           -----------

Total current liabilities                                                       3,571,334             3,311,591
                                                                              -----------           -----------

Long-term liabilities                                                               3,493                   142
Deferred income                                                                 1,414,516             1,246,651
                                                                              -----------           -----------

Total long-term liabilities                                                     1,418,009             1,246,793
                                                                              -----------           -----------

Stockholders' equity                                                              505,574               521,781
                                                                              -----------           -----------

                                                                              Ps5,494,917*          Ps5,080,165
                                                                              ===========           ===========


             CONDENSED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

                                                                    Year ended December 31,
                                                    ------------------------------------------------------
                                                        1996                 1997                1998
                                                    ------------         ------------         ------------
Revenues:
Sales                                               Ps 4,185,726         Ps 5,316,868         Ps 5,537,250
Other income                                             523,356              290,011              321,779
                                                    ------------         ------------         ------------

                                                       4,709,082            5,606,879            5,859,029
                                                    ------------         ------------         ------------

Cost and expenses:
Cost of sales                                         (3,004,455)          (3,960,342)          (4,027,123)
Selling, general and administrative                   (2,217,170)          (1,006,802)          (1,163,865)
Other (expenses) income                                   (1,679)             168,858                3,084
                                                    ------------         ------------         ------------

                                                       5,223,304            4,798,286            5,187,904
                                                    ------------         ------------         ------------

Operating (loss) income                                 (514,222)             808,593              671,125
Other financing income (expense)                         708,232             (598,603)            (497,009)
                                                    ------------         ------------         ------------

Pretax income                                            194,010              209,990              174,116

Income and asset tax                                    (129,080)            (189,968)             (25,426)

Earnings of equity investment                                                                       10,768
                                                    ------------         ------------         ------------
Net income                                                64,930*              20,022*             159,458
Loss from holding nonmonetary assets                     (81,509)             (24,322)            (127,060)
                                                    ------------         ------------         ------------

Comprehensive income (loss)                        (Ps    16,579)       (Ps     4,300)        Ps    32,398
                                                    ============         ============         ============

*    Restated from prior years

Cash flow information.

     Under US GAAP a statement of cash flow is prepared based on provisions of FAS 95, "Statement of Cash Flows". This statement does not provide guidance for the preparation of cash flow statements for price level adjusted financial statements.

     Presented below are statements of cash flows for the years ended December 31, 1996 and 1997 prepared after considering the impact of U.S. GAAP adjustments. The cash flow statements are net of certain non cash transactions but include the effects of inflation on cash flow and have been restated to pesos of December 31, 1998, purchasing power.

                                                                  Year ended December 31,
                                                               ----------------------------
                                                                   1996            1997
                                                               ------------    ------------
     Cash flow from operating activities:
     Net income                                                Ps    64,930    Ps    20,022
     Adjustments to reconcile net income to net
     cash provided by operating activities:
     Depreciation and amortization                                   51,041          69,024
     Monetary loss                                                  343,792         238,525
     Deferred income tax                                            112,229         175,779
     Deferred income                                              1,718,838        (135,768)
     Allowance for doubtful accounts                                  3,055           8,042
     Gain on sale of shares of affiliated company                  (227,379)
     Net changes in working capital                              (1,260,216)     (1,063,490)
                                                               ------------    ------------

     Net cash provided by (used in) operating activities            806,290        (687,866)
                                                               ------------    ------------

     Cash flow from investing activities:
     Acquisition of equipment and investment in stores - Net        (80,020)        (72,173)
     Borrowings (extended to) repaid by related parties          (1,233,823)        135,768
     Proceeds received from sale of shares of affiliated
     company                                                        253,285
                                                               ------------    ------------

     Net cash (used in) provided by  investing activities:       (1,060,558)         63,595
                                                               ------------    ------------

     Cash flows from financing activities:
     Short-term loans (repaid) received                            (296,811)        903,372
     Borrowings from related parties                                680,439
     Payment of dividends                                                           (81,906)
                                                               ------------    ------------

     Net cash provided by financing activities                      383,628         821,466
                                                               ------------    ------------

     Increase in cash and cash equivalents                          129,360         197,175
     Cash and cash equivalents at beginning of year                  44,883         174,243
                                                               ------------    ------------

     Cash and cash equivalents at end of year                  Ps   174,243    Ps   371,418
                                                               ============    ============
     Supplemental disclosure:
     Cash paid during the year for:
     Interest                                                  Ps   148,338    Ps   170,636
                                                               ============    ============

     Income tax                                                Ps         0    Ps    20,082
                                                               ============    ============

Presented below is a statement of cash flow for the year ended December 31, 1998, prepared after considering the impact of U.S. GAAP adjustments. The cash flow statement presents nominal cash flows during the period, adjusted to pesos of December 31, 1998, purchasing power.

                                                             Year ended
                                                          December 31, 1998
                                                          -----------------
Cash flow from operating activities:
Net income                                                   Ps 159,458
Adjustments to reconcile net income to net cash provided by operating activities:

Depreciation and amortization                                    88,247
Monetary gain                                                    44,287
Deferred income tax                                             (17,363)
Amortization of deferred income                                (168,554)
Allowance for doubtful accounts                                   1,800
Equity in income of subsidiary                                  (10,768)
Net changes in working capital                                1,010,455
                                                             ----------

Net cash provided by operating activities                     1,107,562
                                                             ----------

Cash flow from investing activities:
Acquisition of transportation equipment and
investment in stores - Net                                     (110,133)
Borrowings repaid by related parties                            168,554
Investment in affiliate                                        (162,168)
                                                             ----------

Net cash used in investing activities                          (103,747)
                                                             ----------

Cash flows from financing activities
Short-term loans repaid                                        (210,726)
Payment of dividends                                            (16,191)

Net cash used in financing activities                          (226,917)
                                                             ----------

Effects of inflation and exchange rate changes
on cash                                                        (248,475)
                                                             ----------

Increase in cash and cash equivalents                           528,423
Cash and cash equivalents at beginning of year                  371,418

Cash and cash equivalents at end of year                     Ps 899,841
                                                             ==========

Supplemental disclosure:
Cash paid during the year for:
Interest                                                     Ps 194,668
                                                             ==========
Income tax                                                   Ps  50,445
                                                             ==========

                           ELEKTRAFIN, S. A. DE C. V.
                  (subsidiary of Grupo Elektra, S. A. de C. V.)

                              FINANCIAL STATEMENTS

                           DECEMBER 31, 1997 AND 1998

                           ELEKTRAFIN, S. A. DE C. V.
                  (subsidiary of Grupo Elektra, S. A. de C. V.)

                              FINANCIAL STATEMENTS

                           DECEMBER 31, 1997 AND 1998

                                      INDEX




Contents                                                                    Page
--------                                                                    ----

Report of independent accountants                                           F-68

Financial statements:

Balance sheets                                                              F-70

Statements of income                                                        F-71

Statements of changes in stockholders' equity                               F-72

Statements of changes in financial position                                 F-73

Notes to the financial statements                                           F-74

REPORT OF INDEPENDENT ACCOUNTANTS

Mexico City, February 28, 1999

To the Stockholders of
Elektrafin, S. A. de C. V.

1. We have audited the balance sheets of Elektrafin, S. A. de C. V. as of December 31, 1997 and 1998, and the related statements of income, of changes in its stockholders' equity and of changes in its financial position for each of the three years in the period ended December 31, 1998, expressed in constant pesos of December 31, 1998 purchasing power. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in Mexico, which are similar in all material respects with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and that they were prepared in accordance with generally accepted accounting principles. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

2. As mentioned in Note 1 to the financial statements, at the Extraordinary Meeting held on January 31, 1997, the stockholders approved the merger of Credielektra, S. A. de C. V. (Credielektra) and Elektrafin, S. A. de C. V. (Elektrafin), affiliated company. The merger was effective as from that date, with Credielektra surviving and changing its name to Elektrafin, S.
     A. de C. V. (the "Company"). The operations of Credielektra prior to the merger were not material.

     Since Credielektra and Elektrafin had the same controlling stockholders, this business combination was accounted for in a manner similar to the pooling of interest method. Accordingly, the accompanying financial statements of Elektrafin at December 31, 1997 include the figures as though the companies had been combined as of the beginning of the year. Also, the financial statements of 1996 were restated on a combined basis for comparative purposes.

3. In our opinion, the aforementioned financial statements present fairly in all material respects, the financial position of Elektrafin, S. A. de C. V. at December 31, 1997 and 1998, and the results of its operations, changes in stockholders' equity and changes in its financial position for each of the three years in the period ended December 31, 1998, in conformity with accounting principles generally accepted in Mexico.

4. Accounting principles generally accepted in Mexico differ in certain important respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of net income (loss), expressed in pesos of December 31, 1998 purchasing power for each of the three years in the period ended December 31, 1998 and the determination of stockholders' equity at December 31, 1997 and 1998, also expressed in pesos of December 31, 1998 purchasing power, to the extent summarized in Note 9 to the financial statements.

PricewaterhouseCoopers





Javier Soni O.

                           ELEKTRAFIN, S. A. DE C. V.
                  (subsidiary of Grupo Elektra, S. A. de C. V.)

                                 BALANCE SHEETS
                                    (Note 1)

                          Thousands of Mexican pesos of
                       December 31, 1998 purchasing power

                                                                                       December 31,
                                                                              ----------------------------
Assets                                                                           1997             1998
                                                                                 ----             ----
CURRENT ASSETS:
Cash and cash equivalents                                                     Ps    2,299      Ps    1,730
                                                                              -----------      -----------

Accounts receivable:
Customers - Net (Note 4)                                                        1,456,284          953,024
Related parties                                                                                    136,773
Recoverable taxes                                                                  56,758           13,234
Other                                                                                 555            2,241
                                                                              -----------      -----------

                                                                                1,513,597        1,105,272
                                                                              -----------      -----------

Guarantee on securitized receivables (Note 4)                                      91,069          337,688
Prepaid expenses                                                                   65,054
Inventories (finished products)                                                   261,017
                                                                              -----------      -----------

Total current assets                                                            1,933,036        1,444,690

INVESTMENTS IN JOINT VENTURES                                                      97,385          209,019

OTHER ASSETS                                                                        9,593           25,165
                                                                              -----------      -----------

                                                                              Ps2,040,014      Ps1,678,874
                                                                              ===========      ===========
Liabilities and Stockholders' Equity

CURRENT LIABILITIES:
Related parties - Net (Note 5)                                                Ps  220,262
Income tax and asset tax payable                                                   17,860      Ps   70,031
Other accounts payable and accrued expenses                                       178,246          165,271
                                                                              -----------      -----------

Total current liabilities                                                         416,368          235,302
                                                                              -----------      -----------

RELATED PARTIES (Note 5)                                                          248,559          258,180
                                                                              -----------      -----------

Total liabilities                                                                 664,927          493,482
                                                                              -----------      -----------

STOCKHOLDERS' EQUITY (Notes 1 and 6):
Capital stock                                                                     141,458          141,458
Paid-in capital                                                                 1,162,727        1,162,727
Retained earnings (deficit)                                                        73,506         (114,188)
Loss from holding nonmonetary assets                                               (2,604)          (4,605)
                                                                              -----------      -----------

                                                                                1,375,087        1,185,392
CONTINGENCY (Note 8)

                                                                              Ps2,040,014      Ps1,678,874
                                                                              ===========      ===========


The accompanying notes are an integral part of these financial statements.

                           ELEKTRAFIN, S. A. DE C. V.

                              STATEMENTS OF INCOME
                                 (Notes 1 and 5)

                          Thousands of Mexican pesos of
                       December 31, 1998 purchasing power



                                                                              Year ended December 31,
                                                                 -----------------------------------------------
                                                                     1996             1997               1998
                                                                     ----             ----               ----

Net sales                                                        Ps  574,023      Ps 2,986,583      Ps 3,648,171
Cost of sales                                                        267,973         2,879,157         3,434,808
                                                                 -----------      ------------      ------------
                                                                     306,050           107,426           213,363
                                                                 -----------      ------------      ------------
Operating expenses and other:
Administrative services received from affiliates                     202,643           873,509         1,134,882
Administrative expenses                                              147,901           164,134           231,279
Allowance for doubtful accounts                                      181,001           285,225           330,401
Other (income) expenses - Net                                        (49,338)           16,734            (6,716)
                                                                 -----------      ------------      ------------

                                                                     482,207         1,339,602         1,689,846
                                                                 -----------      ------------      ------------

Operating loss                                                      (176,157)       (1,232,176)       (1,476,483)
                                                                 -----------      ------------      ------------

Comprehensive financing cost:
Interest income - Net                                                803,850         1,232,969         1,539,072
Exchange losses - Net                                                (17,663)           (5,806)          (24,968)
Loss on monetary position                                           (246,477)         (213,816)         (216,309)
                                                                 -----------      ------------      ------------

                                                                     539,710         1,013,347         1,297,795
                                                                 -----------      ------------      ------------

Income (loss) before income tax and extraordinary item               363,553          (218,829)         (178,688)

Income tax (Note 7)                                                  (25,668)          (21,977)          (50,756)
                                                                ------------      ------------     -------------

Income (loss) before extraordinary item                              337,885          (240,806)         (229,444)
Extraordinary item - Benefit from realization of prior years'
tax loss carryforwards (Note 7)                                                                           50,756
                                                                 -----------      ------------      ------------

Net income (loss)                                                Ps  337,885     (Ps   240,806)    (Ps   178,688)
                                                                 ===========      ============      ============

The accompanying notes are an integral part of these financial statements.

                           ELEKTRAFIN, S. A. DE C. V.

                  STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
                                    (Note 1)

                         Thousands of Mexican pesos of
                       December 31, 1998 purchasing power


                                                                                           Gain (loss)
                                                                            (Deficit)     from holding
                                               Capital        Paid-in        retained      nonmonetary
                                                stock         capital        earnings        assets            Total
                                             ----------     -----------     ----------    ------------      -----------
Balances at January 1, 1996                  Ps 192,319                     (Ps  4,515)       Ps  634       Ps  188,438

Increase in capital stock                         2,372     Ps1,162,727                                       1,165,099

Absorption of deficit                           (53,233)                        53,233

Payment of dividends                                                           (50,195)                         (50,195)

Net income                                                                     337,885                          337,885

Loss from holding nonmonetary assets                                                          (3,147)            (3,147)
                                             ----------     -----------     ----------       -------        -----------

Balances at December 31, 1996                   141,458       1,162,727        336,408        (2,513)         1,638,080

Payment of dividends                                                           (22,096)                         (22,096)

Net loss                                                                      (240,806)                        (240,806)

Loss from holding nonmonetary assets                                                             (91)               (91)
                                             ----------     -----------     ----------       -------        -----------

Balances at December 31, 1997                   141,458       1,162,727         73,506        (2,604)         1,375,087

Payment of dividends                                                            (9,006)                          (9,006)

Net loss                                                                      (178,688)                        (178,688)

Loss from holding nonmonetary assets                                                          (2,001)            (2,001)
                                             ----------     -----------     ----------       -------        -----------

Balances at December 31, 1998                Ps 141,458     Ps1,162,727    (Ps 114,188)     (Ps4,605)       Ps1,185,392
                                             ==========     ===========     ==========       =======        ===========


The accompanying notes are an integral part of these financial statements.

                           ELEKTRAFIN, S. A. DE C. V.

                   STATEMENTS OF CHANGES IN FINANCIAL POSITION
                                    (Note 1)

                          Thousands of Mexican pesos of
                       December 31, 1998 purchasing power


                                                                             Year ended December 31,
                                                                --------------------------------------------------
Operations:                                                          1996             1997               1998
                                                                     ----             ----               ----

Net income (loss) before extraordinary item                     Ps   337,885     (Ps  240,806)      (Ps   229,444)
Charges to income not affecting resources:
Allowance for doubtful accounts                                      181,001          285,225             330,401
Net changes in accounts receivable and accounts
payable                                                           (1,277,038)         119,149             (31,641)
                                                                ------------     ------------        ------------

Resources (used in) provided by operations before
extraordinary item                                                  (758,152)         163,568              69,316

Extraordinary item - Benefit from realization of prior
years' tax loss carryforwards                                                                              50,756
                                                                ------------      -----------        ------------
Resources (used in) provided by operations                          (758,152)         163,568             120,072
                                                                ------------      -----------        ------------

Financing:

Borrowings from related parties                                      248,559
Bank loans repaid                                                   (603,645)         (28,138)
Increase in capital stock                                          1,165,099
Payment of dividends                                                 (50,195)         (22,096)             (9,006)
                                                                ------------      -----------        ------------

Resources provided by (used in) financing activities                 759,818          (50,234)             (9,006)
                                                                ------------      -----------        ------------

Investment:

Investments in joint ventures                                                        (112,855)           (111,635)
                                                                                  -----------        ------------

Increase (decrease) in cash and cash equivalents                       1,666              479                (569)

Cash and cash equivalents at beginning of year                           154            1,820               2,299
                                                                ------------      -----------        ------------

Cash and cash equivalents at end of year                        Ps     1,820      Ps    2,299        Ps     1,730
                                                                ============      ===========        ============


The accompanying notes are an integral part of these financial statements.

                           ELEKTRAFIN, S. A. DE C. V.
                  (subsidiary of Grupo Elektra, S. A. de C. V.)

                        NOTES TO THE FINANCIAL STATEMENTS
                           DECEMBER 31, 1997 AND 1998

               (monetary figures expressed in thousands of Mexican pesos of December 31, 1998 purchasing power, except Note 7)



NOTE 1 - COMPANY MERGER AND MAIN OPERATIONS:

At the Extraordinary Meeting held on January 31, 1997, the stockholders approved the merger of Elektrafin, S. A. de C. V. (Elektrafin), into Credielektra, S. A. de C. V. (Credielektra), which subsequently changed its name to Elektrafin, S.
A. de C. V. (the "Company"). The operations of Credielektra prior to the merger were not material. Since Credielektra and Elektrafin had the same controlling stockholders, this business combination was accounted for in a manner similar to the pooling of interest method. Accordingly, the accompanying financial statements of Elektrafin at December 31, 1997 include the figures as though the companies had been combined as of the beginning of the year. Also, the 1996 financial statements were restated on a combined basis for comparative purposes.

As from August 1996, the Company's main activity is the sale in installments of electrodomestic appliances and household furniture. Up to July 31, 1996, the Company was engaged in the acquisition, purchase, sale and trade of accounts receivable supported by notes, invoices and other documents.

The Company is a subsidiary of Corporacion Diprofin, S. A. de C. V., which is a subsidiary of Grupo Elektra, S. A. de C. V. The Company has no employees, and the services necessary to carry out its operations are rendered by affiliated companies.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

The financial statements are prepared in conformity with accounting principles generally accepted in Mexico.

The significant accounting policies, including the concepts, methods and criteria related to the recognition of the effects of inflation on the financial statements, are summarized as follows:

a. The Company considers all highly liquid investments with original maturities of less than three months to be cash equivalents.

b. The Company recognizes revenue on an accrual basis when goods are delivered to customers. Interest and the installment sales mark-up are credited to income as they come due on a straight-line basis over the life of the respective installment contracts.

c. Inventories and cost of sales are originally determined by the average cost method and are restated by applying replacement costs. Amounts so determined do not exceed current market value.

d. The charges to income for income tax are based on financial pretax income, adjusted for items excluded by law from the determination of taxable profits (permanent differences) and for temporary differences, the realization of which is uncertain in a definite period of time. At December 31, 1997 and 1998, there were no significant temporary differences that required the recognition of deferred income tax.

e. Transactions in foreign currencies are recorded at the rates of exchange prevailing on the dates they are entered into. Assets and liabilities denominated in these currencies are stated at the Mexican peso equivalents resulting from applying the year-end rates. Exchange differences arising from fluctuations in the exchange rates between the dates on which transactions are entered into and those on which they are settled, or the balance sheet dates, are charged or credited to income. (See Note 3.)

f. Capital stock, paid-in capital and retained earnings represent the amounts of these items expressed in pesos of purchasing power as of December 31, 1998, and are determined by applying factors derived from the National Consumer Price Index (NCPI) to the historical amounts.

g. The loss on monetary position represents the effect of inflation, as measured by the NCPI, on the Company's average monthly net monetary assets during the year, as restated in pesos of purchasing power at the end of the most recent period.

h. The gain or loss from holding nonmonetary assets represents the amount by which the increase in the value of nonmonetary assets exceeded or fell short of the inflation rate, measured in terms of the NCPI.

i. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affects the amounts reported in the financial statements. Actual results could differ from those estimates.

NOTE 3 - FOREIGN CURRENCY POSITION:

At December 31, 1997 and 1998, the Company had monetary assets and liabilities expressed in thousands of US dollars, as shown below:

                                               December 31,
                                 --------------------------------------
                                       1997                   1998
                                       ----                   ----

Assets                                                    US$     9,207
Liabilities                     (US$     26,587)                (27,875)
                                 --------------           -------------

Net short position              (US$     26,587)         (US$    18,668)
                                 ==============           =============

At December 31, 1998, the exchange rate was Ps9.93 to the U.S. Dollar (Ps8.06 at December 31, 1997). At February 28, 1999, date of issuance of the financial statements, the exchange rate was Ps10.10 to the dollar.

NOTE 4 - BALANCES DUE FROM CUSTOMERS, NET AND SECURITIZATION OF RECEIVABLES:

Customer account balances at December 31, 1997 and 1998 are as follows:

                                                      December 31,
                                               -------------------------------
                                                  1997                 1998
                                                  ----                 ----

Customers                                      Ps1,507,012         Ps1,013,516
Less - Allowance for doubtful accounts             (50,728)            (60,492)
                                               -----------         -----------
                                               Ps1,456,284         Ps  953,024
                                               ===========         ===========

The Company follows the policy of writing-off all customer balances outstanding more than 90 days against the allowance for doubtful accounts.

Accounts receivable from retail customers are shown net of the unearned installment sales mark-up. The unearned installment sales mark-up was Ps452,403 and Ps353,293 at December 31, 1997 and 1998, respectively.

The movement of the allowance for doubtful accounts is a follows:

                                     Year ended December 31,
                          -----------------------------------------------
                            1996              1997               1998
                            ----              ----               ----

Beginning balance         Ps  89,973       Ps  47,418          Ps  50,728
Provisions                   186,822          285,225             330,401
Write-offs                  (229,377)        (281,915)           (320,637)
                          ----------       ----------          ----------

                          Ps  47,418       Ps  50,728          Ps  60,492
                          ==========       ==========          ==========

Securitization of receivables

The Company has established a four year revolving securitization program to securitize its receivables. Under the program, the Company transfers its receivable collection rights to a trust fund incorporated by Nacional Financiera, S. N. C. (NAFIN) in exchange for cash resources obtained from the public offering of "Ordinary and Amortizable Participation Certificates" ("OPCs"). The public offering is affected by the issuance of preferred and subordinated OPCs which are acquired by public investors and the Company, respectively. During 1998, the Company completed two separate offerings one on April 15 and one on December 17, 1998, for Ps793,000 (nominal pesos) and Ps200,000 (nominal pesos), respectively.

Duff and Phelps de Mexico, S. A. de C. V., Fitch IBCA Mexico, S. A. de C. V. and Clasificadora de Riesgos, S. A. de C. V. rated the securitized receivables as mAA, AA and AA, respectively.

The Company collects the securitized receivables on behalf of the trust and deposits such collections in the trust fund. The two separate offerings of OPCs will mature in April 2000 and in December 2002. The preferred OPCs will be repaid at their nominal value, and the subordinated OPCs with the remaining cash held by the trust.

NOTE 5 - ACCOUNTS RECEIVABLE FROM AND PAYABLE TO RELATED PARTIES:

                                                            December 31,
                                                    --------------------------
Accounts receivable:                                  1997             1998
                                                      ----             ----

Elektra, S. A. de C. V.                             Ps123,785        Ps930,711
Comercios Elektra, S. A. de C. V.                      53,702           45,277
Other                                                  20,059           11,036
                                                    ---------        ---------

                                                      197,546          987,024
                                                    ---------        ---------

Accounts payable:

Elmex Superior, S. A. de C. V.                        245,163          335,354
Corporacion Diprofin, S. A. de C. V.                   48,067          185,881
Garantias Extendidas, S. A. de C. V.                   42,606          185,267
Other                                                  81,972          143,749
                                                    ---------        ---------

                                                      417,808          850,251
                                                    ---------        ---------

Net (liabilities) receivables balances             (Ps220,262)       Ps136,773
                                                    ==========       =========

Long-term borrowings from related parties           Ps248,559        Ps258,180
                                                    =========        =========

The principal transactions with related parties are as follows:

Commissions and interest earned

During the years ended December 31, 1996 and 1997 the Company earned commissions from Elektra and Hecali amounting to Ps702,224 and Ps312,726, respectively, for the trade of their accounts receivable. In 1998 the Company earned interest from certain related parties amounting to Ps33,694.

Purchase of merchandise

As mentioned in Note 1, the Company's main activity is the sale in installments of electrodomestic appliances and household furniture. All merchandise are purchased from Elektra, S. A. de C. V. ("Elektra"). For the years ended December 31,1996, 1997 and 1998 the Company's purchases from Elektra amounted to Ps263,698, Ps3,079,094 and Ps3,169,681, respectively.

Administrative services

The services necessary to carry out the Company's operations are rendered by Elektra such as accounting and tax computation services. In the years ended December 31, 1996, 1997 and 1998 the Company incurred administrative services of Ps202,642, Ps684,408 and Ps918,665, respectively.

Interest expense

In 1996 the Company received a long-term loan of US$26 million from Grupo Elektra, S. A. de C. V., subject to interest at 13% per annum. For the years ended December 31, 1996, 1997 and 1998 the Company incurred interest to Grupo Elektra of Ps22,177, Ps91,896 and Ps37,535, respectively.

NOTE 6 - STOCKHOLDERS' EQUITY:

At the Extraordinary Meeting of January 31, 1997, the stockholders approved the modification of the par value of the common and nominative shares from Ps100 to one Mexican peso each.

As a result of the merger mentioned in Note 1, the stockholders approved the issuance of 73,061,263 common and nominative shares with a par value of one Mexican peso each, representing the variable part of the capital stock.

At several meetings held in 1996, 1997 and 1998, the stockholders agreed:

a. To increase the variable portion of the capital stock by Ps2,372 (Ps1,467 nominal) in 1996 through the issuance of common and nominative shares with a par value of one Mexican peso each, which were paid for in cash. The 1996 capital increase gave rise to paid-in capital of Ps1,162,727 (Ps715,644 nominal).

b.   To absorb the deficit of Ps53,233 (Ps32,907 nominal) in 1996.

c. To pay dividends of Ps50,195 (Ps31,028 nominal) through the assignment of accounts receivable from Elektra, S. A. de C. V. (affiliated company) amounting to Ps14,024 nominal and the payment of cash dividends of Ps36,171 (Ps22,358 nominal).

d. To pay cash dividends of Ps22,096 (Ps17,000 nominal), and Ps9,006 (Ps7,989, nominal) in 1997 and 1998, respectively.

The capital stock as of December 31, 1998 is represented by 73,111,233 registered shares with a par value of one Mexican peso each, distributed as shown below:

                                                                       Amount
                                                                       ------

Fixed minimum capital stock, represented by 50,000 Series "A"
shares                                                                Ps     50

Variable portion, represented by 73,061,263 Series "B" shares            73,061
                                                                      ---------

Capital stock expressed in nominal pesos                                 73,111
Restatement increase                                                     68,347
                                                                      ---------
Capital stock expressed in Mexican pesos of December 31,
1998 purchasing power                                                 Ps141,458
                                                                      =========

In accordance with the Company's by-laws, Series "A" shares may only be held by Mexican nationals. Series "B" shares ownership is unrestricted.

In the event that dividends are paid from retained earnings which have not previously been taxed, a tax equivalent to 53.85% of the dividend will be payable by the Company. Additionally, dividends paid to individuals or to foreign residents are subject to a maximum tax witholding equivalent to 7.69%, regardless of any previous taxation of such dividends. Capital stock reductions in excess of the sum of the balances of capital contributions accounts, net tax income and reinvested net tax income, inflation-indexed in accordance with the procedures established by the Income Tax Law, are accorded the same tax treatment as dividends.

NOTE 7 - INCOME TAX:

Amounts in this note are expressed in nominal pesos.

For the years ended December 31, 1996, 1997 and 1998, the Company determined taxable income of Ps54,996, Ps73,303 and Ps149,282, respectively. The amount for 1998 was reduced by Ps50,756 due to the utilization of tax loss carryforwards. The benefit from this is presented in the statement of income as an extraordinary item.

Taxable income differs from financial pretax income mainly due to the effect of deduction for tax purposes of purchases offset against the non-deduction of cost of sales, differences in treatment of the effects of inflation for tax and financial purposes, the deduction of results from joint ventures and the effect of nondeductible expenses.

NOTE 8 - CONTINGENCY:

The Company is the guarantor of the issuance of long-term notes amounting to US$100 million issued by Grupo Elektra, S. A. de C. V. (holding company).

NOTE 9 - RECONCILIATION BETWEEN MEXICAN (MEXICAN GAAP) AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (U.S. GAAP):

The Company's financial statements are prepared in accordance with Mexican GAAP, which differ in certain significant respects from U.S. GAAP. The Mexican GAAP financial statements include the effects of inflation as provided for under Statement B-10, "Recognition of the Effects of Inflation on Financial Information". The application of this Statement represents a comprehensive measure of the effects of price level changes in the Mexican economy, which for many years was hyperinflationary, and is considered to result in a more meaningful presentation than historical cost-based financial reporting for both Mexican and U.S. accounting purposes. Therefore the following reconciliations to U.S. GAAP do not include the reversal of such inflationary effects.

The principal differences between Mexican GAAP and U.S. GAAP are summarized below with an explanation, where appropriate, of the effects on net income and stockholders' equity. The various reconciling items are presented net of any price level gain (loss).

a.   Reconciliation of net income (loss):

                                                                       Year ended December 31,
                                                              -----------------------------------------
                                                                 1996             1997          1998
                                                                 ----             ----          ----

Net income under Mexican GAAP                                 Ps 337,885      (Ps240,806)    (Ps178,688)
Deferred income tax effects                                     (147,484)        (10,826)       142,492
Effect of sales mark-up on installment sales                     (48,115)         48,115
                                                              ----------       ---------      ---------

Net income (loss) under U.S. GAAP                             Ps 142,286      (Ps203,517)    (Ps 36,196)
                                                              ==========       =========      =========

b.   Reconciliation of stockholders' equity:

                                                       December 31,
                                              ------------------------------
                                                  1997              1998
                                                  ----              ----

Stockholders' equity under Mexican GAAP       Ps1,375,087        Ps1,185,392
Deferred income tax effects                      (130,505)            11,987
                                              -----------        -----------

Stockholders' equity under U.S. GAAP          Ps1,244,582        Ps1,197,379
                                              ===========        ===========

An analysis of the changes in stockholders' equity under U.S. GAAP is as follows:

                                         1996           1997            1998
                                         ----           ----            ----

Balance at beginning of year         Ps  216,243     Ps1,470,286    Ps1,244,582
Net income (loss)                        142,286        (203,517)       (36,196)
Issuance of common stock               1,165,099
Loss from holding nonmonetary assets      (3,147)            (91)        (2,001)
Payment of dividends                     (50,195)        (22,096)        (9,006)
                                     -----------     -----------    -----------

Balance at end of year               Ps1,470,286     Ps1,244,582    Ps1,197,379
                                     ===========     ===========    ===========

c.   Significant differences between U.S. GAAP and Mexican GAAP:

     i.   Deferred income tax.

          As stated in Note 1d., income tax is recorded under Mexican GAAP following interperiod allocation procedures under the partial liability method. Under this method, deferred tax is recognized only in respect of nonrecurring timing differences between taxable and book income which are expected to reverse at a definite future date. Also, under Mexican GAAP, the benefit from utilizing tax loss carryforwards and asset tax credits are not recognized until utilized, at which time it is presented as an extraordinary item.

          U.S. GAAP Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes", (FAS No. 109") requires an asset and liability approach for financial accounting and reporting for income tax under the following basic principles: (a) a current tax liability or asset is recognized for the estimated taxes payable or refundable on tax returns for the current year, (b) a deferred tax liability or asset is recognized for the estimated future tax effects attributable to temporary differences and carryforwards, (c) the measurement of current and deferred tax liabilities and assets is based on provisions of the enacted tax law and the effects of future changes in tax laws or rates are not anticipated, and (d) the measurement of deferred tax assets is reduced, if necessary, by the amount of any tax benefits that, based on available evidence, are not expected to be realized under this method; deferred tax is recognized in respect of all temporary differences, and the benefit from utilizing tax loss carryforwards and asset tax credits is recognized in the year in which the loss or credits arise subject to a valuation allowance in respect of any tax benefits not expected to be realized. The subsequent realization of this benefit does not affect income. Consequently, the above do not represent extraordinary items for U.S. GAAP purposes.

          The temporary differences under FAS No. 109 are determined based on the difference between the indexed tax-basis amount of the asset or liability and the related stated amount reported in the financial statements. Except as indicated in the following paragraph, the deferred tax expenses or benefit is calculated as the difference between: (a) the deferred tax assets and liabilities at the end of the current period determined as indicated above and (b) the deferred tax assets and liabilities reported at the end of the prior period remeasured to units of current general purchasing power at the end of the current period.

          Gain and losses from holding nonmonetary assets are recorded in stockholders' equity. It is the Company's policy to reflect the deferred income taxes that arise as a result of such gains (losses) from assets or liabilities which do not currently affect income in the results of operations.

          The significant components of income tax expense under U.S. GAAP are as follows:

                                          Year ended December 31,
                              ------------------------------------------------
                                  1996             1997                1998
                                  ----             ----                ----

          Current             Ps    25,668       Ps  21,977
          Deferred                 147,484           10,826      (Ps   142,492)
                              ------------       ----------       ------------

                              Ps   173,152       Ps  32,803      (Ps   142,492)
                              ============       ==========       ============

          The items shown below represent the main differences between income tax computed under U.S. GAAP at the statutory tax rate and the Company's provision for income tax in each period.

                                                    Year ended December 31,
                                               --------------------------------
                                               1996          1997          1998
                                               ----          ----          ----

          Statutory income tax rate             34%          (34%)         (34%)
          Effect of inflationary component       2%           11%           (5%)
          Nondeductible expenses                17%           38%          (40%)
          Other                                  2%            6%           (1%)
                                               ----          ----           ---

          Effective income tax rate             55%           21%          (80%)
                                                ===           ===           ===

          The tax effects of significant items comprising the Company's net deferred tax assets and liabilities under U.S. GAAP are as follows:

                                                                           December 31,
                                                                  -----------------------------
                                                                     1997               1998
                                                                     ----               ----
          Deferred income tax (liabilities) assets:
          Inventories                                            (Ps 88,745)
          Prepaid expenses                                           (2,991)         (Ps  8,580)
          Deferred installment sales for income tax purposes        (56,017)
          Allowance for doubtful accounts                            17,248              20,567
          Operating loss carryforwards                               50,756
                                                                  ---------           ---------
                                                                    (79,749)             11,987
          Valuation allowance                                       (50,756)
                                                                  ---------           ---------
          Net deferred income tax (liabilities) assets           (Ps130,505)          Ps 11,987

     ii.  Revenue recognition.

          Prior to January 1, 1997 for Mexican GAAP purposes, the Company accounted for the installment sales mark-up as sales when the merchandise was delivered to the customer. Under U.S. GAAP, the mark-up is deferred and amortized over the life of the installment sales contract. The unamortized mark-up amounted to Ps48,115 in 1996. This amount was recognized in income for U.S. GAAP in 1997.

          Subsequent to January 1, 1997 under Mexican GAAP the mark-up on installment sales is deferred and amortized over the life of the installment sales contracts for all years, and is included as part of net sales, since it is included in the sales price. Also under Mexican GAAP any stated and penalty interest is also included in net sales.

          Under US GAAP, the installment sales mark-up earned along with stated and penalty interest would be classified as interest earned from consumer credit operations. During the years ended December 31, 1996, 1997 and 1998, the amount of installment sales mark-up earned for U.S. GAAP purposes, was Ps167,906, Ps452,403, and Ps353,293, respectively.

     iii. Securitization of receivables

          Under Mexican GAAP the Company accounted for the 1997 and 1998 securitizations of receivables as sales of the receivables and derecognized from its balance sheets the receivables transferred under the programs against the proceeds received.

          Under U.S. GAAP, the transfer of the receivables in the 1997 and 1998 securitization programs have been accounted for as secured borrowings in accordance with Statement of Financial Accounting Standards No. 125 "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities". Consequently, under U.S. GAAP the Company reestablished on its balance sheets as of December 31, 1997 and 1998, receivables of Ps967,978 and Ps1,300,213, respectively, which include Ps91,069 and Ps337,687, respectively, that correspond to the guarantee on the securitized receivables.

          The Company also recorded as of December 31, 1997 and 1998 a short term and long term liabilities of Ps876,909 and Ps962,526, respectively.

     iv.  Fair value information.

          The following disclosure of the estimated fair value of financial instruments is based on the requirements of Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments" ("FAS No. 107"). The estimated fair value amounts have been determined by the Company using available market information and appropriate valuation methodologies. However, considerable judgment is required in interpreting market data to develop estimates of fair value.

          Cash and cash equivalents, accounts receivable and accounts payable. The carrying value of these items is a reasonable estimate of their fair value.

          Accounts payable to related parties and long-term borrowings received from related parties. The carrying value of these items at December 31, 1997 and 1998 is a reasonable estimate of their fair value based on the interest rates that are currently available to the Company with similar terms and maturities.

     v.   Concentration of credit risk.

          The Company provides financing to the customers of an affiliated company which has 581 stores at December 31, 1998 throughout Mexico. Credit operations are managed by each store based on established credit policies.

          Due to the significant number of customers and their location, the Company considers that it is not dependent on any geographical area or customer base, and therefore, has no significant concentration of risk.

     vi.  Comprehensive income.

          Effective January 1, 1998, the Company adopted Statement of Financial Accounting Standards No .130, "Reporting Comprehensive Income", ("FAS No. 130"), which establishes new standards for reporting and displaying comprehensive income and its components. It was not practical to determine the cumulative comprehensive income as of January 1, 1998.

     vii. Recently issued accounting standards

          In June 1998, the FASB issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("FAS No. 133"), which requires that all derivative instruments be recorded on the balance sheet at their fair value. Changes in the fair value of derivatives are recorded each period in current earnings of other comprehensive income, depending on whether a derivative is designated as part of a hedge transaction and, if it is, the type of hedge transaction. The Company does not believe that the adoption of this Standard will have a material impact on its financial position or results of operations.

d.   Condensed balance sheets and income statements under U.S. GAAP:

The following condensed balance sheets and income statements reflect the effects of the principal differences between Mexican GAAP and U.S. GAAP.

                            CONDENSED BALANCE SHEETS

                                                            December 31,
                                                    ----------------------------
                                                        1997             1998
                                                        ----             ----

Accounts receivable from customers - Net            Ps2,333,193      Ps1,915,550
Inventories                                             261,017
Deferred income tax                                      17,248           20,567
Other current assets                                    124,666           17,205
                                                    -----------      -----------

Total current assets                                  2,736,124        1,953,322

Investments in joint ventures                            97,385          209,019
Other assets                                            100,662          362,853
                                                    -----------      -----------

Total assets                                        Ps2,934,171      Ps2,525,194
                                                    ===========      ===========

Current liabilities                                 Ps1,689,589      Ps  365,289
                                                    -----------      -----------

Long-term liabilities                                                    962,526
                                                                     -----------
Stockholders' equity                                  1,244,582        1,197,379
                                                    -----------      -----------

Total liabilities and stockholders' equity          Ps2,934,171      Ps2,525,194
                                                    ===========      ===========

             CONDENSED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

                                                              Year ended December 31,
                                                  ---------------------------------------------
                                                      1996             1997            1998
                                                      ----             ----            ----
Revenues:
Net sales                                         Ps  574,023     Ps 2,986,583     Ps 3,648,171
Other income (expenses) - Net                          49,338          (16,734)           6,716
                                                  -----------     ------------     ------------

                                                      623,361        2,969,849        3,654,887
                                                  -----------     ------------     ------------

Cost of sales                                         267,973        2,879,157        3,434,808
Selling, general and administrative expenses          350,544        1,037,643        1,366,161
Allowance for doubtful accounts                       181,001          285,225          330,401
                                                  -----------    -------------    -------------

                                                      799,518        4,202,025        5,131,370
                                                  -----------     ------------     ------------

Operating loss                                       (176,157)      (1,232,176)      (1,476,483)
Interest income                                       755,735        1,281,084        1,539,072
Financing expenses                                   (264,140)        (219,622)        (241,277)
                                                  -----------     ------------     ------------

Pretax income (loss)                                  315,438         (170,714)        (178,688)
Income tax and asset tax                             (173,152)         (32,803)         142,492
                                                  -----------     ------------     ------------

Net income (loss)                                     142,286         (203,517)         (36,196)
Loss from holding nonmonetary assets                   (3,147)             (91)          (2,001)
                                                  -----------     ------------     ------------

Comprehensive income (loss)                       Ps  139,139    (Ps   203,426)   (Ps    38,197)
                                                  ===========     ============     ============

Cash flow information

Under U.S. GAAP a statement of cash flow is prepared based on provisions of Statement of Financial Accounting Standards No. 95, "Statement of Cash Flows" ("FAS No. 95"). This statement does not provide guidance for the preparation of cash flow statements for price level adjusted financial statements.

Presented below are statements of cash flows for the years ended December 31, 1996 and 1997, prepared after considering the impact of U.S. GAAP adjustments. The cash flow statements are net of certain non cash transactions but include the effects of inflation on cash flow and have been restated to pesos of December 31, 1998, purchasing power. Year ended December 31,

Cash flow from operating activities:                                          1996                1997
                                                                              ----                ----

Net income (loss)                                                        Ps  142,286          (Ps  203,517)
Adjustments to reconcile net income to net cash provided
by operating actitivites:

Allowance for doubtful accounts                                              181,001               285,225
Monetary loss                                                                246,477               213,816
Deferred income tax                                                          147,484                10,826
Net changes in working capital                                              (978,282)             (927,772)
                                                                         -----------           -----------

Net cash used in operating activities                                       (261,034)             (621,422)
                                                                         -----------           -----------

Cash flow from investing activities:

Investments in joint ventures                                                                     (112,855)
                                                                                               -----------
Cash flows from financing activities:

Short-term loans paid - Net                                                 (377,625)              (28,138)
Repayment of receivable financing arrangements                              (226,020)
Borrowings from related parties                                             (248,559)              (91,919)
Proceeds from securitization of receivables - Net                                                  876,909
Capital contribution                                                       1,165,099
Payment of dividends                                                         (50,195)              (22,096)
                                                                         -----------           -----------

Net cash provided by financing activities                                    262,700               734,756
                                                                         -----------           -----------

Increase in cash and cash equivalents                                          1,666                   479
Cash and cash equivalents at beginning or year                                   154                 1,820
                                                                         -----------           -----------

Cash and cash equivalents at end of year                                 Ps    1,820           Ps    2,299
                                                                         ===========           ===========

Supplemental disclosure:
Cash paid during the year for:
Interest                                                                 Ps   68,455           Ps   94,734
                                                                         ===========           ===========

Income tax                                                               Ps   12,177           Ps    7,152
                                                                         ===========           ===========

Presented below is a statement of cash flow for the year ended December 31, 1998, prepared after considering the impact of U.S. GAAP adjustments. The cash flow statement presents nominal cash flows during the period, adjusted to pesos of December 31, 1998, purchasing power.

                                                         Year ended December 31,
                                                                   1998
                                                                ----------

Cash flow from operating activities:
Net loss                                                       (Ps  36,196)
Adjustments to reconcile net loss to net cash provided by operating activities:

Allowance for doubtful accounts                                    330,401
Monetary loss                                                      216,309
Deferred income tax                                               (142,492)
Net changes in working capital                                    (185,681)
                                                                ----------

Net cash provided by operating activities                          182,341
                                                                ----------

Cash flow from investing activities:

Investments in joint ventures                                     (129,256)
                                                                ----------

Cash flows from financing activities:

Borrowings from related parties                                   (273,856)
Proceeds from securitization of receivables - Net                  962,526
Repayment of securitization of receivables                        (876,909)
Payment of dividends                                                (9,006)
                                                                ----------

Net cash used in financing activities                             (196,227)
                                                                ----------

Effect of inflation and exchange rate changes on cash              143,591
                                                                ----------

Decrease in cash and cash equivalents                                 (569)
Cash and cash equivalents at beginning of year                       2,299
                                                                ----------

Cash and cash equivalents at end of year                        Ps   1,730
                                                                ==========

Supplemental disclosure:
Cash paid during the year for:
Interest                                                        Ps 136,662
                                                                ==========

Income tax                                                      Ps  13,942
                                                                ==========

                         COMUNICACIONES AVANZADAS, S. A.
                            DE C. V. AND SUBSIDIARIES

                        CONSOLIDATED FINANCIAL STATEMENTS

                           DECEMBER 31, 1997 AND 1998

            COMUNICACIONES AVANZADAS, S. A. DE C. V. AND SUBSIDIARIES

                        CONSOLIDATED FINANCIAL STATEMENTS

                           DECEMBER 31, 1997 AND 1998





Contents                                                                    Page
--------                                                                    ----

Report of independent accountants                                           F-91

Consolidated financial statements:

Consolidated balance sheets                                                 F-93

Consolidated statements of income                                           F-94

Consolidated statements of changes in stockholders' equity                  F-95

Consolidated statements of changes in financial position                    F-96

Notes to the consolidated financial statements                              F-97

REPORT OF INDEPENDENT ACCOUNTANTS


Mexico City, May 25, 1999

To the Stockholders of
Comunicaciones Avanzadas, S. A. de C. V.

1. We have audited the consolidated balance sheets of Comunicaciones Avanzadas, S. A. de C. V. and subsidiaries (collectively "the Company") as of December 31, 1997 and 1998 and the related consolidated statements of income, of changes in stockholders' equity and of changes in financial position for each of the three years in the period ended December 31, 1998 all expressed in constant pesos of December 31, 1998 purchasing power. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in Mexico, which are similar in all material respects with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and that they were prepared in accordance with accounting principles generally accepted in Mexico. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

2. In our opinion, the aforementioned consolidated financial statements present fairly, in all material respects, the consolidated financial position of Comunicaciones Avanzadas, S. A. de C. V. and subsidiaries at December 31, 1997 and 1998, and the consolidated results of their operations and the changes in stockholders' equity and in their financial position for each of the three years in the period ended December 31, 1998, in conformity with accounting principles generally accepted in Mexico.

3. Accounting principles generally accepted in Mexico differ in certain important respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of consolidated net income (loss), expressed in pesos of December 31, 1998 purchasing power, for each of the three years in the period ended December 31, 1998 and the determination of consolidated stockholders' equity and consolidated financial position as of December 31, 1997 and 1998 also expressed in pesos of December 31, 1998 purchasing power to the extent summarized in Note 17 to the consolidated financial statements.


PricewaterhouseCoopers


Javier Soni O.

           COMUNICACIONES AVANZADAS, S. A. DE C. V. AND SUBISIDIARIES

                           CONSOLIDATED BALANCE SHEETS

                          Thousands of Mexican pesos of
                       December 31, 1998 purchasing power


                                                                 At December 31,
                                                          ----------------------------
                                                              1997             1998
                                                          ------------    ------------
Assets
Current assets:
Cash and cash equivalents                                 Ps 1,639,143    Ps 1,054,594
Pledged securities (Notes 5 and 10)                            280,797         396,074
Accounts receivable (Note 6)                                 3,506,224       3,147,239
Due from related parties (Note 9)                              298,178         201,367
Exhibition rights                                              288,293         790,973
Inventories                                                    181,478         300,010
                                                          ------------    ------------

Total current assets                                         6,194,113       5,890,257

Property, machinery and equipment - Net (Note 7)             3,100,574       3,222,720
Television concessions - Net (Note 3k.)                      3,361,288       3,131,172
Pledged securities (Notes 5 and 10)                            367,343         128,056
Exhibition rights                                              431,052         731,187
Goodwill - Net (Note 3i.)                                    1,186,625       1,160,520
Other assets (Note 8)                                          318,210         404,894
                                                          ------------    ------------

Total assets                                              Ps14,959,205    Ps14,668,806
                                                          ============    ============

Liabilities and stockholders' equity

Current liabilities:
Current portion of long-term bank loans (Note 10)         Ps    76,539    Ps   123,800
Current portion of long-term promissory notes (Note 11)         17,665           9,454
Short-term debt (Note 10)                                      478,747         280,127
Interest payable                                               194,288         223,193
Exhibition rights payable                                      212,919         395,592
Accounts payable and accrued expenses                          469,732         599,685
Due to related parties (Note 9)                                  8,903          95,733
                                                          ------------    ------------

Total current liabilities                                    1,458,793       1,727,584
                                                          ------------    ------------

Long - term liabilities:
Senior notes (Note 10)                                       6,506,762       6,737,441
Bank loans (Note 10)                                           506,173       1,012,316
Promissory notes (Note 11)                                      30,077          24,466
Advertising advances (Note 3o.)                              3,309,493       2,301,120
Exhibition rights payable                                      156,947         354,425
                                                          ------------    ------------

Total long-term liabilities                                 10,509,452      10,429,768
                                                          ------------    ------------

Total liabilities                                           11,968,245      12,157,352
                                                          ------------    ------------

Stockholders' equity (Note 12):
Capital stock                                                1,535,559       1,535,559
Paid-in capital                                                915,152         915,152
Contributions for future capital stock increases                 4,118           4,118
Deficit                                                       (474,695)       (834,238)
Gain (loss) from holding nonmonetary assets                     42,663        (405,085)
                                                          ------------    ------------

Majority stockholders                                        2,022,797       1,215,506
Minority stockholders                                          968,163       1,295,948
                                                          ------------    ------------

Total stockholders' equity                                   2,990,960       2,511,454
Commitments and contingencies (Note 14)
                                                          ------------    ------------

Total liabilities and stockholders' equity                Ps14,959,205    Ps14,668,806
                                                          ============    ============


The accompanying notes are an integral part of these consolidated financial statements.

            COMUNICACIONES AVANZADAS, S. A. DE C. V. AND SUBSIDIARIES

                        CONSOLIDATED STATEMENTS OF INCOME

                          Thousands of Mexican pesos of
                       December 31, 1998 purchasing power


                                                               Year ended December 31,
                                                     ----------------------------------------
                                                        1996           1997           1998
                                                     -----------    -----------    -----------
Net revenue                                          Ps2,760,411    Ps4,468,196    Ps4,635,154
                                                     -----------    -----------    -----------

Programming, production, exhibition and
transmission costs                                       809,543      1,319,197      1,563,671
Sales and administrative expenses                        619,113        733,893        735,373
                                                     -----------    -----------    -----------

Total costs and expenses                               1,428,656      2,053,090      2,299,044
                                                     -----------    -----------    -----------

Depreciation and amortization                            496,310        646,834        790,612
                                                     -----------    -----------    -----------

Operating income                                         835,445      1,768,272      1,545,498
                                                     -----------    -----------    -----------

Other (expenses) income - Net                             (4,470)        15,144       (203,316)
                                                     -----------    -----------    -----------

Comprehensive financing income (cost):
Interest expense - Net                                  (481,643)      (636,120)    (1,158,669)
Exchange loss - Net                                       (3,678)      (137,414)    (1,410,027)
Other financing expenses                                 344,035
Gain on monetary position                                885,935        407,968        760,676
                                                     -----------    -----------    -----------

                                                         400,614       (365,566)    (1,463,985)
                                                     -----------    -----------    -----------

Income (loss) before provision for income tax and
extraordinary items                                    1,231,589      1,417,850       (121,803)
Provision for income tax (Note 13)                      (366,137)      (530,059)      (366,158)
                                                     -----------    -----------    -----------

Income (loss) before extraordinary items                 865,542        887,791       (487,961)
Extraordinary item - Income tax benefit from
utilization of prior years' tax-loss carryforwards
(Note 13)                                                353,583        265,643         98,889
Other extraordinary items (Note 13)                       12,554
                                                     -----------    -----------    -----------

Net income (loss)                                    Ps1,231,589    Ps1,153,434    (Ps 389,072)
                                                     ===========    ===========    ===========

Net income (loss) of majority stockholders           Ps  572,899    Ps  604,024    (Ps 359,543)
Net income (loss) of minority stockholders               658,690        549,410        (29,529)
                                                     -----------    -----------    -----------

                                                     Ps1,231,589    Ps1,153,434    (Ps 389,072)
                                                     ===========    ===========    ===========


The accompanying notes are an integral part of these consolidated financial statements.

                    COMUNICACIONES AVANZADAS, S. A. DE C. V.
                                AND SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY FOR THE THREE YEARS ENDED DECEMBER 31, 1996, 1997 AND 1998

        Thousands of Mexican pesos of December 31, 1998, purchasing power

                                                                    Contributions
                                                                      for future
                                          Capital        Paid-in     capital stock
                                           stock         capital       increases      Deficit
                                           -----         -------       ---------      -------
Balances at January 1, 1996             Ps1,246,554                   Ps    4,118   (Ps1,651,618)

Increases of capital stock                  421,459    Ps  915,152
Net income                                                                               572,899
Loss from holding nonmonetary
assets
                                        -----------    -----------    -----------    -----------

Balances at December 31, 1996             1,668,013        915,152          4,118     (1,078,719)

Decrease of capital stock                  (132,454)
Net income                                                                               604,024
Redemption of capital of subsidiaries
paid to minority stockholders
Gain from holding nonmonetary
assets
                                        -----------    -----------    -----------    -----------

Balances at December 31, 1997             1,535,559        915,152          4,118       (474,695)

Net loss                                                                                (359,543)
(Loss) gain from holding nonmonetary
assets
                                        -----------    -----------    -----------    -----------

Balances at December 31, 1998           Ps1,535,559    Ps  915,152    Ps    4,118    (Ps 834,238)
                                        ===========    ===========    ===========     ==========


                                         Majority      Minority
                                       stockholders   stockholders     Total
                                       ------------   ------------     -----
Balances at January 1, 1996            Ps   14,667   Ps1,487,425   Ps1,502,092

Increases of capital stock               1,336,611                   1,336,611
Net income                                 572,899       658,690     1,231,589
Loss from holding nonmonetary
assets                                    (568,050)     (768,064)   (1,336,114)
                                       -----------   -----------   -----------

Balances at December 31, 1996            1,356,127     1,378,051     2,734,178

Decrease of capital stock                 (132,454)                   (132,454)
Net income                                 604,024       549,410     1,153,434
Redemption of capital of subsidiaries
paid to minority stockholders                         (1,025,829)   (1,025,829)
Gain from holding nonmonetary
assets                                     195,100        66,531       261,631
                                       -----------   -----------   -----------

Balances at December 31, 1997            2,022,797       968,163     2,990,960

Net loss                                  (359,543)      (29,529)     (389,072)
(Loss) gain from holding nonmonetary
assets                                    (447,748)      357,314       (90,434)
                                       -----------   -----------   -----------

Balances at December 31, 1998          Ps1,215,506   Ps1,295,948   Ps2,511,454
                                       ===========   ===========   ===========


The accompanying notes are an integral part of these consolidated financial statements.

                     COMUNICACIONES AVANZADAS, S. A DE C. V.
                                AND SUBSIDIARIES

            CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION

                   Thousands of Mexican pesos of December 31,
                              1998 purchasing power

                                                                Year ended December 31,
                                                       ----------------------------------------
                                                          1996           1997           1998
                                                       -----------    -----------    -----------
Operations:
Income (loss) before extraordinary items               Ps  865,552    Ps  887,791    (Ps 487,961)
Charges to income not affecting resources:
Amortization of concessions and goodwill                   317,273        397,797        412,156
Depreciation                                               179,037        249,037        378,456
Net change in accounts receivable, inventories,
exhibition rights, related parties, accounts payable
and accrued expenses                                    (1,997,866)    (2,027,026)        (9,426)
Advertising advances                                     1,056,208        713,447     (1,088,383)
                                                       -----------    -----------    -----------

Resources provided by (used in) operations
before extraordinary items                                 420,204        221,046       (795,158)
Income tax benefit from utilization of prior
years' tax loss carryforwards                              353,583        265,643         98,889
Other extraordinary items                                   12,554
                                                       -----------    -----------    -----------

Resources provided by (used in) operations                 786,341        486,689       (696,269)
                                                       -----------    -----------    -----------

Financing:

Increase (decrease) of capital stock                       421,459       (132,454)
Paid-in capital                                            915,152
Senior notes                                                            6,506,762        230,679
Bank loans - Net                                        (1,036,194)    (2,474,703)       354,784
Promissory notes - Net                                     (23,669)        (4,073)       (13,822)
Adjustment for movements in TV Azteca, subsidiary,
for repurchase, valuation and option of stock                                            (78,409)
Dividends of subsidiaries paid to minority
stockholders                                                           (1,025,743)       (17,231)
                                                       -----------    -----------    -----------

Resources provided by financing activities                 276,748      2,869,789        476,001
                                                       -----------    -----------    -----------

Investment:

Acquisition of property, machinery and
equipment - Net                                           (383,848)    (1,494,796)      (476,640)
Deferred costs related to the acquisition of
subsidiaries' shares                                      (582,758)
Pledged securities                                                       (648,140)       124,011
(Acquisition) disposition of shares                        (12,907)        52,184        (11,652)
                                                       -----------    -----------    -----------

Resources used in investment activities                   (979,513)    (2,090,752)      (364,281)
                                                       -----------    -----------    -----------

Increase (decrease) in cash and cash
equivalents                                                 83,576      1,265,726       (584,549)
Cash and cash equivalents at beginning of
year                                                       289,841        373,417      1,639,143
                                                       -----------    -----------    -----------

Cash and cash equivalents at end of year               Ps  373,417    Ps1,639,143    Ps1,054,594
                                                       ===========    ===========    ===========


The accompanying notes are an integral part of these consolidated financial statements.

                     COMUNICACIONES AVANZADAS, S. A DE C. V.
                                AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                        DECEMBER 31, 1996, 1997 AND 1998

                   (monetary amounts expressed in thousands of
                     Mexican pesos (Ps) of December 31, 1998
                    purchasing power, except exchange rates)

NOTE 1 - THE COMPANY AND GROUP STRUCTURE:

Comunicaciones Avanzadas, S. A. de C. V. (collectively "CASA" or the "Company") is a Mexican holding Company established on November 4, 1993 and which began operating in 1995. The main activities of CASA and its subsidiaries are the broadcasting and production of television programs, the sale of advertising time and the operation of movie theaters and production studios. The Company has no employees and all administrative services are rendered by an affiliated company.

In 1995 CASA acquired 90% of the shares comprising the capital stock of Azteca Holdings, S. A. de C. V. (Azteca) which during 1993 had acquired interests in various subsidiaries in connection with the Mexican government's privatization of certain television stations, movie theaters and related assets.

The subsidiaries which comprised the consolidated group as of December 31, 1996 included Azteca, Radiotelevisora del Centro, S. A. (RTC), TV Azteca, S. A. de C.
V. (TV Azteca) and Grupo COTSA, S. A. de C. V. (COTSA). As of December 31, 1996, Azteca owned 50% of RTC's ordinary voting capital stock (and the Company's controlling shareholder, Ricardo Salinas, owned 1% of RTC's ordinary voting capital stock) and also directly owned 24% and 27% of TV Azteca's and COTSA's capital stock in the form of Series "N" shares with limited voting right. RTC directly owned 100% of TV Azteca's and COTSA's Series "A" shares, which represented in the aggregate approximately 49% and 43%, respectively, of TV Azteca's and COTSA's outstanding capital stock, and the Series "N" shares represented the remainder.

Pursuant to the terms of the privatization mentioned above, a portion of the voting shares of all companies that directly or indirectly own the privatized businesses was deposited in a trust administered by Nacional Financiera, S. N.
C. (the "Nafin Trust"). As of December 31, 1997, 100% of TV Azteca's and COTSA's Series "A" shares, 51% of the capital stock of TV Azteca's and COTSA's subsidiaries at the time of privatization, and 100% of the capital stock of Azteca are held in the Nafin Trust. Under the terms of the Nafin Trust, these shares cannot be removed without the government's approval until July 1998. This mechanism was conceived to prevent Azteca from selling control of TV Azteca and COTSA within five years of the privatization without the government's approval.

On July 17, 1997, an amendment to TV Azteca's by-laws was approved at a General Extraordinary Stockholders' Meeting of TV Azteca, pursuant to which each of the three outstanding Series "N" shares were converted into a CPO consisting of one Series "A" share, one Series "D-A" share and one Series "D-L" share. This recapitalization became effective concurrently with the consummation of TV Azteca's initial public offering (the TV Azteca IPO). At such meeting the stockholders also approved the issuance by TV Azteca of up to 12,670 thousand CPOs in the TV Azteca IPO. On August 20, 1997, TV Azteca made an initial public offering of its capital stock in the form of approximately 115 million CPOs sold by TV Azteca and certain stockholders of TV Azteca. Simultaneous with the TV Azteca IPO, the capital stock of COTSA owned by RTC was spun-off to a newly-created entity, RTC-Cines, S. A. de C. V. (RTC-Cines), also a subsidiary of Azteca, and RTC was merged into TV Azteca. Between July, 1997 and October, 1997, a wholly-owned subsidiary of COTSA purchased 50.4% of the capital stock of COTSA. (See Note 11). Azteca now owns, directly, 63% of the capital stock of TV Azteca and, directly or indirectly through RTC-Cines, 99% of the capital stock of COTSA. Also, in connection with the TV Azteca IPO: (i) the Nafin Trust, mentioned above, was amended to allow less than all of TV Azteca's Series "A" shares to be held in the Nafin Trust, provided that at least a majority of the Series "A" shares is held in the Nafin Trust and (ii) the Bursamex Group's refund rights (mentioned in Note 12) have been proportionately reduced (by approximately 43%) to reflect the CPOs sold by the Bursamex Group.

NOTE 2 - ACCOUNTING FOR EFFECTS OF INFLATION:

The consolidated financial statements have been prepared in accordance with generally accepted accounting principles as promulgated by the Mexican Institute of Public Accountants (MIPA). The recognition of the effects of inflation on the financial information is in accordance with the following rules:

     - Inventories, property, machinery and equipment of Mexican origin, television concessions, exhibition rights of Mexican origin, and other non-monetary assets and liabilities are restated by applying factors derived from the National Consumer Price Index (NCPI), issued by the Banco de Mexico.

     - Exhibition rights and machinery and equipment of foreign origin (mainly from the United States of America and Japan) are restated on the basis of the devaluation of the Mexican peso against the foreign currencies, and by applying inflation factors of the countries in which they originate.

     - The components of stockholders' equity are restated using factors derived from the NCPI.

     - The cumulative gain or loss from holding non-monetary assets which are not restated using factors derived from the NCPI is included in stockholders' equity under the caption "Gain (loss) from holding non-monetary assets".

     - The purchasing power gain or loss from holding monetary liabilities and assets is included in net comprehensive financing income (cost).

     - All consolidated financial statements presented are expressed in constant pesos of purchasing power as of December 31, 1998.

The NCPI used to recognize the effects of inflation in the financial statements were 200.388, 231.886 and 275.028 as of December 31, 1996, 1997 and 1998,
respectively.

NOTE 3 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

The significant accounting policies are summarized on the following pages.

a. Principles of consolidation

The accompanying consolidated financial statements include those related to CASA and the aforementioned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

The financial statements of the subsidiaries residing abroad included in the consolidation are translated in conformity with the requirements of Statement B-15 issued by the Accounting Principles Commission of the MIPA.

b. Foreign currency transactions

Transactions in foreign currencies are recorded at the rates of exchange prevailing on the dates they are entered into and/or settled. Assets and liabilities denominated in these currencies are stated at the Mexican peso equivalents resulting from applying exchange rates at the balance sheet dates. Exchange differences arising from fluctuations in the exchange rates between the dates on which transactions are entered into and those on which they are settled, or the balance sheet dates, are charged or credited to income.

c. Cash and cash equivalents -

The Company considers all highly liquid investments with original maturities of less than three months to be cash equivalents.

d. Barter transactions -

Barter transactions represent non-cash transactions in which TV Azteca sells advertising time to a third-party or related party in return for assets or services. These transactions are accounted for on the basis of the fair market value of the assets or services specified in the barter contracts. During the years ended December 31, 1996, 1997 and 1998, net revenue derived from barter transactions amounted to Ps377,995, Ps485,025 and Ps446,629, respectively.

e. Exhibition rights -

Exhibition rights represent primarily the acquired rights to the transmission of programming and events under license agreements and the cost of internally produced programming. The rights acquired and the obligations incurred are recorded as an asset and liability when the license agreements are signed. The cost of exhibition rights acquired are amortized (on an accelerated basis when the rights relate to multiple broadcasts) as the programming and events are broadcast. At December 31, 1996, 1997 and 1998 the allowance for unused exhibition rights amounted to Ps45,260, Ps8,302 and Ps60,958, respectively, which represents management's estimate of exhibition rights which may not be utilized prior to their expiration.

Exhibition rights at December 31, 1996, 1997 and 1998 also include Ps76,920 Ps126,437 and Ps207,641, respectively, associated with internally produced programming. Costs of internally produced programming are fully amortized when the programs are initially aired, except in the case of the telenovelas, where amortization is over a maximum of a three - year period.

f. Inventories and costs -

Inventories of merchandise, materials and spare parts, and their related costs, are stated at average costs and are restated by using factors derived from the NCPI.

g. Property, machinery and equipment -

Property, machinery and equipment acquired through December 31, 1996 and the related depreciation were stated at net replacement cost determined on the basis of appraisals performed by independent appraisers. Property, machinery and equipment acquired on or after January 1, 1997 are initially stated at cost. Both the replacement costs of assets of Mexican origin acquired through December 31, 1996 and the cost of assets of Mexican origin acquired on or after January 1, 1997 are restated by applying factors derived from the NCPI. Assets of non-Mexican origin acquired through December 31, 1997 and thereafter are restated on the basis of the devaluation of the Mexican peso against the foreign currency and by applying inflation factors of the countries in which they originate.

Depreciation was calculated by the straight-line method, based on the estimated useful lives of the Company's net fixed assets as estimated by the appraisers.

h. Investment in shares -

Investment in affiliates is recorded by the equity method and is included in the balance sheet as other assets.

i. Goodwill -

The excess of cost over the book value of subsidiaries acquired in 1998 and years before is amortized using the straight-line method over 20 years and restated by applying factors derived from the NCPI to its historical cost. As a result of the transaction described in Note 10 (syndicated loan) relating to the purchase of additional shares in TV Azteca, Azteca recorded additional goodwill of approximately Ps1,008 million (including the Ps585 million related to the total cost associated with the termination of the option agreement described in
Note 10). Amortization expense for the years ended December 31, 1996, 1997 and 1998 amounted to Ps2,953, Ps36,988 and Ps55,605, respectively. The Company periodically reviews the realization of its intangible assets based on estimated gross future cash flows from its operations. To date there has been no indication that such recorded amounts will not be realized from future operations.

j. Negative goodwill -

In 1994, TV Azteca received a total of Ps214,469 (Ps78,157 nominal) from the Mexican government as settlement for disputed amounts received from the government in connection with the privatization process. Such amounts were recorded as negative goodwill which will be amortized over a period of five years. Amortization income for the year ended December 31, 1997 amounted to and Ps21,049.
The negative goodwill was eliminated when RTC was merged into TV Azteca on July 17, 1997.

k. Television concessions -

The aggregate value of television concessions was determined based on the excess of the purchase price paid for the assets of TV Azteca over their book value at the time of privatization. Television concessions are amortized by the straight-line method over the relevant concession periods, which end on July 2, 1999, April 29, 2006, September 29, 2006 and May 9, 2008. Amortization expense for the years ended December 31, 1996, 1997 and 1998 amounted to Ps357,217, Ps354,481 and Ps356,551, respectively.

l. Labor benefits -

Seniority premiums to which employees are entitled upon termination of employment after seven years of service are expensed in the years in which the services are rendered. The related obligation is determined in accordance with Statement D-3 "Labor Obligations", issued by the MIPA based on actuarial studies. The related obligation was not material at December 31, 1996, 1997 and 1998.

Other compensation based on length of service, to which employees may be entitled in the event of dismissal or death, in accordance with the Federal Labor Law, is charged to income in the year in which it becomes payable.

m. Income tax and employees' profit sharing -

Income tax and employees' profit sharing are recorded using interperiod allocation procedures under the partial liability method. Under this method, the effect on income tax and employees' profit sharing of non-recurring timing differences between taxable income and financial pretax income which are expected to reverse in an identifiable time period is recorded as deferred income tax. As of December 31, 1996, 1997 and 1998 there were no timing differences that require the recognition of deferred income taxes.

n. Net revenue -

Net revenue includes revenue from advertisers less sales commissions payable and revenue from movie theaters. During the years ended December 31, 1996, 1997 and 1998 sales commissions payable amounted to Ps123,174, Ps130,050 and Ps148,381, respectively.

o. Advertising advances -

TV Azteca enters into two principal types of advance advertising agreements with clients. The Azteca plan generally requires advertisers to pay in full within four months from the date they sign the agreement. The Mexican plan allows clients to pay for advertising in installments, which are generally supported by promissory notes, over the period during which the advertising is aired. TV Azteca records cash or other assets received, and the balance due, and its obligation to deliver advertising under both types of advance advertising agreements when the contracts are signed. The amounts represented by such advertising advances are credited to net revenue as the contracted advertising is aired. Such obligations in respect of advertising advances are considered non-monetary liabilities and are restated by applying factors derived from the NCPI.

p. Use of estimates -

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements. Actual results could differ from those estimates.

q. Stock option plan for employees -

Stock options granted to employees are given effect when exercised by crediting to paid-in capital stock the exercise price.

r. Derivative financial instruments -

The Company recognizes on its balance sheet as assets or liabilities at fair value all of its contractual rights and obligations, under derivative financial instruments to which the Company is a party. See Note 5.

s. Deferred charges

Deferred charges are amortized over a ten-year period.  See Note 8.

t. Net revenue

Net revenue includes revenue from advertisers less sales commissions payable and revenue from movie theaters. During the years ended December 31, 1996, 1997 and 1998 sales commissions payable amounted to Ps123,174, Ps130,050 and Ps148,381, respectively.

NOTE 4 - FOREIGN CURRENCY POSITION:

Monetary amounts in this note are expressed in thousands of US dollars (US$) except exchange rates, since this is the currency in which most of the Company's foreign currency transactions are carried out.

In December 1994, the Mexican government devalued the peso and allowed it to float freely in the foreign exchange market. Since that time, the fluctuations in the foreign exchange market have continued and at December 31, 1998, the exchange rate was Ps9.93 per dollar (Ps8.07 and 7.89 at December 31, 1997 and 1996, respectively). As a result, the Company had net exchange losses of Ps3,678, Ps137,453 and Ps1,409,577 during the years ended December 31, 1996, 1997 and 1998, respectively, which are shown as a component of comprehensive financing (cost) income.

At May 25, 1999, date of issuance of the consolidated financial statements, the exchange rate was Ps9.30 per dollar.

At December 31, 1997 and 1998, CASA and subsidiaries had monetary assets and liabilities denominated in foreign currencies as shown below:

                                     December 31,
                               ----------------------------
                                  1997              1998
                               ----------       -----------
Assets                         US$118,739        US$162,619
Liabilities                      (852,652)         (921,290)
                               ----------       -----------

Net short position            (US$733,913)      (US$758,671)
                               ==========        ==========

At December 31, 1997 and 1998, CASA and subsidiaries had no hedge contracts for protection against foreign exchange risks.

NOTE 5 - OPERATIONS WITH DERIVATIVE FINANCIAL INSTRUMENTS:

a. Debt -

At December 31, 1998 Azteca held an investment in a swap whose return was based on the difference in price between a basket of bonds issued by several Latin American companies and United States Treasury bonds. The notional value of investment reached US$30,000, and the swap's original maturity was April 16, 1999. This investment required an initial collateral of US$10,500 (Ps103,982), however, due to the adverse variations in the prices of these instruments, additional collateral reaching an aggregate of US$12,181 (Ps120,629) was required.

At December 31, 1998, the initial collateral was registered as restricted cash on the balance sheet and the additional collateral of Ps120,629 was recognized as a charge to results of operations accounted for as a component of Azteca's comprehensive financing cost, due to the market value of the aforementioned investment.

On January 15, 1999 Azteca decided to restructure the aforementioned investment making it an investment whose return was based solely on the prices of a basket of Latin American bonds. As a term of the restructuring, Azteca was required to pay an amount equal to the decrease in the price of the bonds during the period of the initial swap investment. The maturity date of this restructured swap is July 19, 1999.

b. Capital -

During the fiscal year 1998 Azteca purchased and sold options on TV Azteca CPO's and ADR's and Elektra ADR's. The aforementioned transactions are listed below:

------------------------------------------------------------------------------------------------------------
  Position in
 the operation       Type of           Underlying       Notional         Exercise          Maturity
                    operation           security         value            price             date
------------------------------------------------------------------------------------------------------------
     Sell        European Put          TV Azteca       US$  4,605        US$17.50    Second half of 1999
                                       ADR's
------------------------------------------------------------------------------------------------------------
     Sell        European Put          TV Azteca       Ps 145,973        Ps  7.92    Second half of 1999
                                       CPO's
------------------------------------------------------------------------------------------------------------
      Buy        European Cap Call     Elektra ADR's   US$  9,191        US$ 8.49    May and June of 1999
------------------------------------------------------------------------------------------------------------
      Buy        European Cap Call     TV Azteca       US$ 80,000        US$15.96    Expired in 1998 without
                                       ADR's                                         being exercised
------------------------------------------------------------------------------------------------------------

The market value of the European Put options at December 31, 1998 resulted in a loss of Ps28,004. This amount was recognized as a charge to stockholders' equity reducing the premium on the issuance of capital stock.

The premium paid by Azteca for the European Cap Call on its own ADR's was recognized as a charge to the stockholders' equity by reducing the premium on the issuance of capital stock in the amount of US$6,666 (Ps66,020). Azteca recognized a charge to 1998 results from the European Cap Call on Elektra's ADR's in the amount of US$444 (Ps4,396), accounted for as a component of Azteca's comprehensive financing cost.

c. Bancrecer

In November 1996, TV Azteca entered into a two year advertising contract with Bancrecer, S. A. ("Bancrecer") in the amount of Ps.119 million. In exchange for advertising, Bancrecer issued to TV Azteca 2.6% of its publicly-traded stock. During the year ended December 31, 1998, TV Azteca recognized a charge to results of operations of Ps.77 million, accounted for as a component of TV Azteca's comprehensive financing cost, due to the market value of the aforementioned investment. TV Azteca risks further losses to its earnings should the market value of Bancrecer further decline.

NOTE 6 - ACCOUNTS RECEIVABLE:

                                                          December 31,
                                                 ------------------------------
                                                    1997                1998
                                                 -----------        -----------

Amounts due from advertisers                     Ps3,100,846        Ps2,844,028
Recoverable taxes                                    131,465            123,295
Prepaid expenses                                      40,977             51,000
Other accounts receivable                            263,878            179,269
                                                 -----------        -----------
                                                   3,537,166          3,197,592
Allowance for bad debts                              (30,942)           (50,353)
                                                 -----------        -----------
                                                 Ps3,506,224        Ps3,147,239
                                                 ===========        ===========

Amounts due from barter transactions included in amounts due from advertisers amounted to Ps464,375 and Ps309,535 as of December 31, 1997 and 1998, respectively.

NOTE 7 - PROPERTY, MACHINERY AND EQUIPMENT:

                                                            December 31,                   Annual
                                                   ----------------------------         depreciation
                                                      1997              1998               rates
                                                   -----------      -----------        --------------
Buildings                                          Ps1,797,229      Ps1,994,594          2 and 3%
Machinery and operating equipment                    1,728,527        2,263,459       4%, 11% and 25%
Furniture and office equipment                         104,281          127,325       7%, 9% and 10%
Transportation equipment                               122,797          160,809             16%
Other fixed assets                                     284,711          267,618         8% and 14%
                                                   -----------      -----------

                                                     4,037,545        4,813,805
                                                   -----------      -----------

Accumulated depreciation                            (1,897,593)      (2,431,744)
                                                   -----------      -----------

                                                     2,139,952        2,382,061
Land                                                   787,886          790,217
Machinery and equipment in transit                      21,107
Advance payments for the acquisition
of machinery and equipment                             151,629
Construction in progress                                                 50,442
                                                   -----------      -----------
                                                   Ps3,100,574      Ps3,222,720
                                                   ===========      ===========


NOTE 8 - OTHER ASSETS:

                                                               December 31,
                                                         -----------------------
                                                           1997          1998
                                                         ---------     ---------
Investment in affiliates (Note 3h.)                      Ps 48,576     Ps 60,228
Deferred costs related to the issuance of
guaranteed senior notes and senior secured
notes - Net                                                198,493       170,707
Advances to Corporacion de Noticias e
Informacion, S. A. de C. V                                                84,759
Other assets                                                71,141        89,200
                                                         ---------     ---------

                                                         Ps318,210     Ps404,894
                                                         =========     =========

Corporacion de Noticias e Informacion, S. A. de C. V. (CNI)

On December 10, 1998, TV Azteca and a subsidiary signed a Joint Venture agreement with CNI (the owner of the concession for UHF Channel 40 in Mexico
City), and Televisora del Valle de Mexico, S. A. de C. V. (TVM) with the following terms:

1. TV Azteca will advise TVM and CNI to improve the television operations of Channel 40 for a period of 10 years or until the expiration o TVM's television concession, which ever is shorter.

2. Under a Programming, Promotion and Commercialization Agreement with TVM, CNI will sede TV Azteca the rights and obligations, originally established in favor of CNI, to program and operate Channel 40. TV Azteca agreed to pay to CNI 50% of CNI's earnings before interest, taxes, depreciation and amortization (EBITDA) on a quarterly basis during the first three years of the Joint Venture, with an advance payment of US$15,000. At December 31, 1998, US$8,375 has been advanced under the terms of this agreement and was recognized as a deferred charge that will be amortized for a maximum period of ten years. The balance will be advanced to CNI by July 31, 1999.

3. TV Azteca has provided a US$10,000 credit facility in favor of CNI for a period of ten years with a grace period for the payment of interest of three years. The interest, will accrue and the annual interest rate will be determined based on the maximum interest rate paid by TV Azteca plus .25 points. As security for the loan, 51% of the capital stock of TVM owned by Mr. Javier Moreno Valle was pledged as collateral. At February 15, 1999, date of these financial statements, CNI had not drawn upon this credit facility.

4. Under a purchase option contract, TV Azteca may acquire up to 51% of the capital stock of TVM beginning in November 2002. The sale price of the capital stock will be the greater of US$100,000 or ten times the EBITDA of the 12 months preceding the exercise of the purchase option. This contract also gives Mr. Javier Moreno Valle S. and Mr. Hernan Cabalceta Vara the right to put their CNI capital stock to the company under certain circumstances.

5. TV Azteca will determine all Channel 40 programming except for 16 and one-half hours per week that will be made up of CNI determined programming. In return for the transmission rights through Channel 40, TV Azteca will pay CNI US$5.0 for each 60 minute program or its equivalent broadcast and US$1.65 for each rating point generated by programming broadcast on Channel 40.

6. To improve the efficiency of Channel 40' operations, TV Azteca has agreed to provide accounting, administrative, computer, technical or any other advise that will improve the operations and administration of Channel 40.

Dataflux, S. A. de C. V. (Dataflux)

The Company had an investment in Dataflux, a related party, which was sold on December 31, 1997 resulting in the Azteca recognizing a gain of Ps104,453 that was accounted for as other income in the results of operations for 1997.

NOTE 9 - BALANCES AND TRANSACTIONS WITH RELATED PARTIES:

The Company had the following amounts due from and payable to related parties:


                                                             December 31,
                                                        -----------------------
                                                         1997           1998
                                                       ---------      ---------
Accounts receivable:

Elektra, S. A. de C. V                                 Ps 74,794
Unefon, S. A. de C. V                                                 Ps 69,452
Corporacion de Comunicaciones, S. A. de C. V                             33,505
Club Atletico Morelia, S. A. de C. V                                     32,580
Club Deportivo Veracruz, S. A. de C. V                    85,642         25,220
Dataflux                                                  94,211
Other                                                     43,531         40,610
                                                       ---------      ---------

                                                       Ps298,178      Ps201,367
                                                       =========      =========

Accounts payable:

Corporacion RBS, S. A. de C. V                                        (Ps38,842)
Elektra, S. A. de C. V                                 (Ps 5,009)       (28,697)
Other                                                     (3,844)       (28,194)
                                                       ---------      ---------

                                                       (Ps 8,903)     (Ps95,733)
                                                       =========      =========

The principal transactions with related parties are as follows:

Advertising revenue

Revenue from airing advertising for related parties and affiliated companies amounted to Ps58,010, Ps35,675 and Ps45,206 during the years ended December 31, 1996, 1997 and 1998, respectively.

Advertising contracts

In March 1996, TV Azteca entered into a Television Advertising Time Agreement with Elektra under which Elektra (or any company in which Elektra has an equity interest) has the right to not less than 300 advertising spots per week for a period of 10 years, each spot with a 20 second duration, totaling 5,200 minutes annually, but only in otherwise unsold airtime. In exchange for the television advertising airtime TV Azteca will receive US$1.5 million per year. The agreement may not be terminated by TV Azteca but may be terminated by Elektra, which may also transfer its rights under this agreement to third parties.

Effective September 30, 1996, TV Azteca entered into a Television Advertising Time Agreement with Nueva Icacos, S. A. de C. V. ("Nueva Icacos"), a company that operates a Hyatt hotel in Acapulco (the "Nueva Icacos Advertising Agreement"). Under the Nueva Icacos Advertising Agreement, Nueva Icacos has the right to 14 advertising spots per week on Channel 7 or 13 for a period of 10 years, each spot with 20 seconds average duration, totaling 235 minutes each year, but only in otherwise unsold airtime. In exchange for the advertising time, Nueva Icacos has agreed to pay US$68 annually, payable in advance each year. The Nueva Icacos Advertising Agreement may not be terminated by TV Azteca; however, it may be terminated by Nueva Icacos at any time upon at least 90 days' notice.

Effective September 30, 1996, TV Azteca entered into a Television Advertising Time Agreement with Dataflux (the "Dataflux Advertising Agreement") under which Dataflux or any of its subsidiaries has the right to 480 advertising spots per month on Channel 7 or 13 for a period of 10 years, each spot with 30 seconds average duration, totaling 2,880 minutes each year, but only in otherwise unsold airtime. In exchange for the advertising time, Dataflux has agreed to pay the Company US$831 annually, payable in advance each year. The Dataflux Advertising Agreement may not be terminated by TV Azteca; however, it may be terminated by Dataflux at any time upon at least 90 days' notice.

In 1997, TV Azteca entered into a multi-year advertising agreement with Biper,
S. A. de C. V. ("Biper") (the "Biper Advertising Agreement"), a paging company controlled by Ricardo Salinas. Under the Biper Advertising Agreement, Biper has the right to 138 minutes in 1997, 172 minutes in 1998, 207 minutes in 1999 and 240 minutes in 2000 on the Azteca 7 or 13 Networks, each commercial to have an average duration of 20 second, but only in otherwise unsold advertising time. In exchange for the advertising time, Biper has agreed to pay 1.5% of its yearly pager sales to TV Azteca. Biper's rights under the agreement may be assigned to third parties. Biper also provides paging services to TV Azteca and leases transmission sites from TV Azteca.

Interest expense

During the years ended December 31, 1996, 1997 and 1998, Azteca received short-term loans from Grupo Elektra, S. A. de C. V. and Elektra. Interest expense incurred under these arrangements amounted to Ps65,872, Ps34,870 and Ps100, respectively.

Interest income

During the years ended December 31, 1996, 1997 and 1998 TV Azteca extended short-term loans to certain related parties. Interest income under these arrangements amounted to Ps17,805, Ps3,806 and Ps14,920, respectively.

Guarantee fee arrangements

In connection with a syndicated loan agreement (See Note 9) certain related parties provided guarantees and other credit supports on behalf of TV Azteca. As consideration for providing this credit support TV Azteca has agreed to compensate the related parties at an annual rate of 2.4% of the average amount outstanding under the syndicated loan agreement. Fees due to the related parties under these guarantee arrangements, which are included in interest expense, amounted to Ps2,089 during the year ended December 31, 1997. With the net proceeds from the issuance of the TV Azteca Notes mentioned in Note 10, TV Azteca paid the amounts outstanding of such fees, and aggregate of approximately Ps181 million.

Donations

In the years ended December 31, 1997 and 1998 Azteca made donations to a non-profit organization managed by a related party of Ps60,112 and Ps83,136, respectively. The related party has permission from tax authorities to collect donations and issue the corresponding receipts.

Loan granted to stockholder

During the year ended December 31, 1998, Ps44,000 and US$2,000 (US$716 and Ps16,613 during the years ended December 31, 1996 and 1997, respectively) were loaned to the principal stockholder of the Company. Ps44,000 was paid on the same day it was lent, and at December 31, 1998 the outstanding balance was US$2,000. The 1996 and 1997 loans were paid on December 31, 1996 and 1997 respectively. The 1998 loans bore interest at the rates of 35.10% and 11.05%, respectively, and the 1996 and 1997 loans bore interest at a rate of Libor plus 7.125% and 20%, respectively.

Building leasing income

In May 1998, Azteca signed a building lease agreement with Sistemas Profesionales de Comunicacion, S. A. de C. V. (SPC), a related party. Said contract has a duration of ten years, starting June 1998 with a one-time right to renew for an additional ten years upon notice of at least 180 days prior to expiration. The rent under the lease is Ps1,463 a month, payable in advance each month. During year ended December 31, 1998 the aggregate lease income received from SPC by Azteca amounted to Ps10,796.

NOTE 10 - SHORT-TERM AND LONG-TERM BANK LOANS:

At December 31, 1997 and 1998 short-term debt for equipment financing amounted to Ps478,747, and Ps280,127, respectively, representing unsecured loans in U.S. dollars with Mexican banks, with an average interest rate of 9.28% and 12.50% at December 31, 1997 and 1998, respectively.

Short-term and long-term bank loans are analyzed as follows:

                                                             December 31,
                                                    ----------------------------
                                                       1997              1998
                                                    -----------      -----------
Building and equipment financing                    Ps  582,712      Ps1,136,116
Less-current portion                                     76,539          123,800
                                                    -----------      -----------

Long-term bank loans                                Ps  506,173      Ps1,012,316
                                                    ===========      ===========

TV Azteca notes                                     Ps4,066,726      Ps4,210,901
Azteca notes                                          2,440,036        2,526,540
                                                    -----------      -----------

Total senior notes                                  Ps 6,506,762     Ps6,737,441
                                                    ============     ===========

Maturity of long-term bank loans:

                   Year ending at December 31,                   Amount
                   ---------------------------                   ------

                           2000                               Ps  642,593
                           2001                                    60,651
                           2002                                    47,218
                           2003                                    10,996
                           Thereafter                             250,858
                                                              -----------

                                                              Ps1,012,316
                                                              ===========

Syndicated loan

In November 1993, TV Azteca entered into a loan agreement (the syndicated loan) with a banking syndicate headed by Grupo Financiero GBM-Atlantico for US$226,000, which matured on November 9, 1997 with interest at Libor plus 7% (12.5% at December 31, 1996). On September 26, 1995, due to an increase in the interest rate applicable to the loan in 1995, resulting from the economic crisis in Mexico, TV Azteca negotiated certain revisions to the syndicated loan including the deferral of US$12,600 of interest until the maturity of the loan. The syndicated loan is guaranteed by various related parties. (See Note 9).

In connection with the syndicated loan agreement, Azteca and TV Azteca entered into an option agreement on November 5, 1993 and amended on September 26, 1995, in which the lenders and the agent were granted an option to purchase from Azteca 608,626 thousand series "N-5" common shares of TV Azteca's capital stock and 143,375 thousand series "N-5" common shares of COTSA's capital stock at an exercise price to be determined as the product of the base price (US$0.3209 per share) times an applicable factor depending on the exercise date.

On November 8, 1996 Azteca, TV Azteca, the lenders and their agent negotiated the termination of the option agreement. In consideration for the termination of the option agreement, TV Azteca agreed to pay US$44 million and to provide the lenders and the agent with the equivalent of US$10 million at that date in advertising airtime over a three year period beginning on January 1, 1997 and Azteca subsequently agreed to reimburse TV Azteca for these amounts. The total cost associated with the termination of the option agreement (US$54 million) was deferred at December 31, 1996 (See Note 8) and was included as part of Azteca's cost basis of the 630,597 thousand Series "N-5" shares of TV Azteca, upon their acquisition, pursuant to a pre-existing subscription agreement.

On April 22, 1997 Azteca paid Ps814 million for the 631 million Series "N" shares of TV Azteca which had been subscribed in December 1994. In addition, Azteca advised TV Azteca that it would increase the aggregate purchase price from Ps814 million, the aggregate purchase price under Azteca existing subscription aggrement, to approximately US$300.5 million, the aggregate exercise price under the lenders' options if they had been exercised prior to May 10, 1997.

On June 18, 1997, Azteca paid US$54 million to TV Azteca as reimbursement for certain payments made and obligations undertaken by TV Azteca in connection with the termination of the options granted to the lenders of the syndicated loan and paid a premium of Ps1,743,190 (nominal) on the issuance of 630,597 thousand Series "N-5" Shares subscribed to on April 22, 1997. On the same date, TV Azteca decreased the fixed part of its capital stock by Ps2,373,789 (nominal) through the pro-rata distribution of capital. The direct and indirect proceeds received by TV Azteca amounted to approximately Ps1,568,837 (nominal).

The goodwill resulting from this transaction, amounts to Ps1,008 million (including the Ps585 million related to the total cost associated with the termination of the option agreement described above) and will be amortized over a period of 20 years.

Bridge loan

On November 8, 1997 TV Azteca entered into a US$44 million bridge loan agreement, at an interest rate of Libor plus 7%, which was paid on February 6, 1997. Such funds were used to pay amounts due in connection with the termination of the option agreement mentioned above.

Classification of long-term bank loans

On January 19, 1999 the Company entered into a syndicated loan facility with a bank syndicate headed by ABN-AMRO Bank, N.V. for a principal amount of US$90,000, maturing in 364 days, at an interest rate of Libor plus 3.75% during the first semester and Libor plus 4.25% during the second. The payment of principal will be made in one payment upon the maturity of the loan. The proceeds of the syndicated loan facility were used to repay US$80,000 of short-term debt out-standing at December 31, 1998 and for other corporate purposes. Since the facility effectively refinanced this short-term debt to a maturity after December 31, 1999, these repaid loans were classified as long-term at December 31, 1998.

TV Azteca Notes

On February 5, 1997, TV Azteca issued unsecured long-term Series A and Series B Guaranteed Senior Notes (the TV Azteca Notes) in the international markets in an amount of US$125 million, payable in the year 2004, bearing interest of 10.125% per annum and of US$300 million, payable in the year 2007, bearing interest rate of 10.50% per annum, respectively. Interest on the TV Azteca Notes will be payable semi-annually on February 15 and August 15 each year, commencing on August 15, 1997. Substantially all of the TV Azteca subsidiaries have fully and unconditionally guaranteed the TV Azteca Notes on a joint and several basis. The guarantor subsidiaries are all wholly-owned subsidiaries of TV Azteca. The direct and indirect non-guarantor subsidiaries of TV Azteca are individually and in the aggregate inconsequential.

Azteca Notes

On June 12, 1997, Azteca issued senior secured notes (Secured Notes) in the international capital markets in an amount of US$255 million, payable in the year 2002, bearing interest of 11% per annum. Interest on the secured notes will be payable semi-annually on June 15 and December 15 each year, commencing December 15, 1997. The Secured Notes will be secured initially by (i) a portfolio of US Government Obligations purchased with approximately US$80 million of the net proceeds of the offering (the Pledged Securities) and (ii) all of the Series N shares of TV Azteca owned by Azteca except for the Elektra reserved shares, representing 41% of the capital stock of TV Azteca. At December 31, 1998, US$56 million TV Azteca CPOs remain pledged to secure the Secured Notes.

The Secured Notes will be redeemable on or after June 15, 2000 at the option of Azteca, in whole or in part, at the redemption prices set forth herein plus accrued interest to the date of redemption. The Secured Notes also will be redeemable prior to June 15, 2000, at the option of

Azteca, in whole or in part, at a redemption price equal to the greater of (i) 101% of their principal amount and (ii) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the date of redemption on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the treasury rate plus 50 basis points, plus in each case accrued interest to the date of redemption. In addition, on or prior to June 15, 2000, Azteca may redeem up to 35% of the original principal amount of the secured notes with the net cash proceeds of one or more common stock offerings, at a redemption price of 111% of the principal amount thereof plus accrued interest to the date of redemption. Upon the occurrence of a change of control, Azteca will be required to make an offer to purchase the Secured Notes at a purchase price equal to 101% of the principal amount thereof plus accrued interest to the date of repurchase. In the event of certain changes affecting the Mexican taxation of the Secured Notes, the Secured Notes will also be redeemable at any time in whole, but not in part, at the option of Azteca at 100% of the principal amount thereof plus accrued interest to the date of redemption.

Building and equipment financing

In 1995, TV Azteca borrowed US$28 million to finance the acquisition of equipment, of which approximately US$24 million was guaranteed by the Export-Import Bank of the United States of America ("Exim Bank") on January 31, 1996. The Exim Bank-guaranteed funds were comprised of two separate loans of approximately US$21.5 million at an annual interest rate of Libor plus2.25% and approximately US$2.7 million at an annual interest rate of Libor plus 4.25% (8.30% and 10.30% at December 31, 1998, respectively). Both Exim Bank-guaranteed loans are payable in 14 semi-annual payments beginning in June 1996. At December 31, 1998, payments on the aforementioned credits have been made amounting to US$9.2 and US$1.1 million, respectively.

On September 18, 1997, Azteca obtained a mortgage loan for the acquisition of an office building amounting to US$25 million from Banco Bilbao Vizcaya, S. A.
(BBV). Azteca is required to pay BBV annual interest of 8.5%, payable on December 31 of each year beginning on December 31, 1997. Payment of the principal must be made by November 30, 2003.

NOTE 11 - PROMISSORY NOTES:

On April 8, 1987 COTSA signed an agreement with the Fundacion Mary Street Jenkins for the acquisiton of 102 buildings where its movie theaters are located and subscribed 30 promissory notes which mature every six months, for a total of US$18 million (Ps188,805), of which US$8.8 million (Ps89,015) corresponds to interest calculated at an annual rate of 9.7% and US$9.2 million (Ps93,775) corresponds to principal.

At December 31, 1998, US$1 million (Ps9,454) is to be paid currently and US$2 million (Ps24,460) come due as shown in the following page.

                 Year                       Amount
                 ----                     --------

                 2000                     US$1,231
                 2001                        1,231
                                          --------

                                          US$2,462
                                          ========

This liability is guaranteed by Banobras, S.N.C. (a bank of the Mexican government).

NOTE 12 - STOCKHOLDERS' EQUITY:

a. Capital stock

     The Company's capital stock is variable with a fixed minimum of Ps50 (nominal) and an unlimited maximum.

     In an Extraordinary Meeting held on February 14, 1997 the stockholders approved:

     i. An increase in the number of shares from 726, 885 old shares to 1,129,750 new shares.

     ii. An elimination of the shares' par value; and

     iii.A reduction in the variable portion of the capital stock through the reimbursement of Ps132,454 (US$13 million) represented by 92,505 shares.

     At December 31, 1998, the capital stock of the Company is represented by 634,380 common shares with par value of one thousand pesos each as follows:


      Number of
       shares                             Description                                 Amount
       ------                             -----------                                 ------
                         Representing the fixed portion of the
             50          capital stock                                            Ps       50
                         Representing the variable portion of
        634,330          the capital stock                                            634,330
        -------                                                                   -----------

        634,380                                                                       634,380
        =======
                         Restatement                                                1,877,074
                                                                                  -----------

                         Capital stock in pesos of purchasing power
                         at December 31, 1998                                     Ps2,511,454
                                                                                  ===========

     Any capital reduction is subject to income tax payable by the Company equivalent to 51.5% of the portion of capital stock exceeding contributions made, as per the procedures set forth in the Income Tax Law.

b. Bursamex agreement

     In October 1993, TV Azteca and COTSA entered into a share subscription agreement with Bursamex, S. A. de C. V. acting for a group of investors (Bursamex Group) under which the Bursamex Group acquired 167,508 thousand Series "N-3" shares for Ps379,194 (Ps167,508 nominal) and 42,823 thousand Series "N-3" shares for Ps167,492 (Ps42,823 nominal), respectively. The agreement provides certain conditions under which TV Azteca and Elektra agreed to refund the Bursamex Group's original investment plus interest if TV Azteca or COTSA fail to comply with any of the obligations under the share subscription agreement or TV Azteca or COTSA make certain extraordinary business decisions, or enter into certain extraordinary business transactions without the approval of the their respective Board of Directors, or upon the loss of control by the controlling stockholders of TV Azteca or COTSA. This agreement, which was amended on April 10, 1995, provided the Bursamex Group with the right to collect annual in-kind interest equivalent to 6% of the shares originally acquired for a four year-period beginning on October 28, 1993. In connection with this agreement TV Azteca and COTSA authorized the issuance of 40,202 thousand and 9,882 thousand Series "N-3" shares, respectively, and issued 20,102 thousand and 5,138 thousand series "N-3" shares, respectively, in 1995 and 10,051 thousand and 2,569 thousand Series "N-3" shares, respectively, during the year ended December 31, 1996 and 10,050 thousand Series "N-3" TV Azteca's shares during 1997. The value of the shares issued by the subsidiaries under the terms of this agreement was recorded as interest expense and amounted to Ps12,583, during the year ended December 31, 1997.

     Between July 31, 1997 and October, 1997, a wholly-owned subsidiary of COTSA purchased 50.4% of the capital stock of COTSA (including the Bursamex Group's interest in COTSA) for US$36 million. The purchase was funded in part by a US$25 million loan from a subsidiary of TV Azteca that bears interest at an annual rate of 11.5% and that matures on December 27, 1997.

     In August 1997, TV Azteca completed an initial public offering in the domestic and international capital markets and, as a result, the Bursamex subscription agreement was terminated.

c. NBC warrants

     In May 1994, TV Azteca and RTC entered into an agreement with National Broadcasting Company, Inc. (NBC) in which the companies agreed to pay NBC, for the license of specific programs and advisory and other services, a total of US$7 million over a three-year period ended June 30, 1997. TV Azteca records the cost of the programming obtained from NBC as exhibition rights and amortizes the related costs as the programs are aired.

     As additional consideration for the advisory and other services related to NBC's association, TV Azteca provided NBC with the right to purchase Series "N-6" shares (non-voting) of TV Azteca equal to up to 10% of all the then fully diluted outstanding shares of TV Azteca, post-exercise (the warrants). The total warrant exercise price was US$120 million before June 30, 1994 accreted at 2.75% compounded quarterly thereafter until it reached US$160 million at expiration of the warrants. The warrants were to be exercised, in whole or in part, from time to time until May 6, 1997. To the extent not exercised during that period, NBC had the right, during the sixty-day period after the expiration of the option period, to require TV Azteca to purchase any unexercised portion of the warrants for up to US$25 million, and had the right to collect the warrant put price at any time during the option period if it is determined that the warrants could not, as a legal matter, be exercised. Any amounts that could have been required to purchase the unexercised portion of the warrants would have been added to accumulated deficit when paid.

     On April 3, 1997 NBC notified TV Azteca that it would exercise its rights under the warrants to purchase Series "N-6" shares of TV Azteca, equivalent to 1% of its total right to purchase 10% of all the fully diluted outstanding shares of TV Azteca for an amount of US$16 million which was required to be paid on May 5, 1997. Subsequently, NBC advised TV Azteca that TV Azteca was required to purchase the unexercised portion of the warrant for US$22.5 million and owed an additional US$5.5 million, the balance of the US$7 million owed by TV Azteca for unpaid programming as of May 6, 1997 (plus accrued interest).

     The agreement with NBC also provides that TV Azteca is required to issue to NBC Series "N-6" shares in an amount equal to 1% of all the then fully diluted outstanding capital stock of TV Azteca upon the first to occur of various events relating to the achievement of specific market share and capitalization levels through May 6, 2002. If these shares are issued, their fair value at date of issue would be added to accumulated deficit.

     On April 29, 1997, TV Azteca filed a request for arbitration with the International Chamber of Commerce (ICC) in Paris pursuant to the arbitration clauses in its agreements with NBC and NBC Europe. In its request, TV Azteca seeks the rescission of all of its agreements with NBC, including the cancellation of its outstanding programming purchase obligations, the cancellation of the warrants granted to NBC Europe and NBC's right to require TV Azteca to repurchase the unexercised portion of the warrants, and the return of all amounts previously paid to NBC, on the grounds that NBC did not fulfill its obligations under its agreements with TV Azteca. On July 14, 1997, NBC and NBC Europe filed an answer with the ICC in which NBC and NBC Europe assert that they performed their obligations under these agreements and are entitled to all benefits provided by them. Should TV Azteca be unsuccessful in the arbitration, it may be required to pay NBC an additional amount based on the value of the shares that NBC would have acquired on its partial exercise of the warrant as a result of the TV Azteca's market capitalization exceeding the specific level due to the proposed public offering, or to issue such additional shares to NBC.

     On July 29, 1997, NBC and NBC Europe filed an amended answer and counterclaim to TV Azteca's request for arbitration. NBC's principal new claim is that, notwithstanding the expiration of NBC Europe's warrant, NBC Europe should be given the right to exercise the entire unexercised portion of the warrant (representing the right to purchase 9% of the fully-diluted outstanding capital stock of TV Azteca as of May 6, 1997) or, at NBC Europe's election, to recover lost profits based on the difference between the fair market value and the aggregate exercise price in respect of the unexercised portion of NBC Europe's warrant. NBC bases this claim on the allegation that TV Azteca misled NBC in order to dissuade NBC Europe from exercising its warrant in full. NBC also claims that NBC Europe has been deprived of the value of an additional equity bonus of 0.5% of the fully-diluted outstanding capital stock of TV Azteca to which NBC Europe would have been entitled had it exercised its warrants for more than 5% of TV Azteca's outstanding stock (rather than for only 1%). Although no assurance can be given that the arbitration panel will agree, both TV Azteca and its special Mexican counsel believe that the new claims and requests for damages contained in NBC's amended and counterclaim are without merit.

     In summary, should NBC prevail in the arbitration, (i) NBC Europe may be entitled to acquire up to 21.5% of the outstanding capital stock of TV Azteca, (ii) any portion of that 21.5% not attributable to the NBC IPO Allocation Right (i.e., up to 11.5% of the outstanding capital stock of TV Azteca) could be acquired by NBC Europe at a price below the price payable to TV Azteca in TV Azteca's initial public offering and (iii) NBC and NBC Europe would be entitled to damages, which may be substantial. Although no assurance can be given, management believes TV Azteca will prevail in the arbitration, and accordingly, no reserve has been established with respect to these proceedings.

d. TV Azteca employee stock option plans

     In the fourth quarter of 1997, TV Azteca adopted employee stock option plans pursuant to which options were granted to all current permanent employees who were employed by TV Azteca as of December 31, 1996. The exercise prices assigned during 1998 and 1997 range from US$0.29 to US$0.39 per CPO, with a more significant number of options being granted to the TV Azteca's senior management and key actors, presenters and creative personnel.

    The options, which relate to an aggregate of approximately of 76 million CPO's were granted in equal portions in respect of each employee's first five years of employment with TV Azteca (whether prior to or after adoption of the plans), but these options will be cancelled, in the case employment years after 1996, if TV Azteca's operating profit before deducting depreciation and amortization in that years has not increased by at least 15% as compared to the previous fiscal year. An employee's option in respect to of any employment year become exercisable five years later, unless the employee is no longer employed by TV Azteca, in which case those options will be reassigned. The options expire on the fifth anniversary of the date on which they become exercisable.

     TV Azteca also granted options in the fourth quarter of 1997 exclusively to senior management with respect to 8 million CPO's at an exercise price of US$0.39 per CPO. These options were exercised in October 1997 using funds obtained from nonrecourse loans provided by TV Azteca. In 1998, options for an additional 3 million CPO's were exercised at an exercise price of US$0.39 per CPO.

    The activity of employee stock option plans was as shown as follows:

                                                              At December 31,
                                                              ---------------
    Options                                                   Millions of CPO's
    -------                                                   -----------------

                                                               1997      1998
                                                               ----      ----

    Granted (cumulative)                                         76        76
    Exercised                                                    (8)      (11)
                                                               ----      ----

    Outstanding                                                  68        65
                                                               ====      ====

    Available for grant                                         164       164
                                                               ====      ====

    Total authorized                                            240       240
                                                               ====      ====

NOTE 13 - INCOME TAX AND TAX LOSS CARRYFORWARDS:

During the years ended December 31, 1996, 1997 and 1998, various subsidiaries had taxable income, which was offset against the tax loss carryforwards. The benefit of the utilization of these tax loss carryforwards amounted to Ps353,583, Ps265,643 and Ps98,889 during the years ended December 31, 1996, 1997 and 1998, respectively, and is shown in the consolidated statement of income as an extraordinary item.

At December 31, 1998, the Company and its subsidiaries have combined tax loss carryforwards amounting to Ps815,219 which expire as follows:

                               Tax loss                        Year of
                             carryforwards                   expiration
                             -------------                   ----------
                              Ps318,924                         2004
                                 93,463                         2005
                                  2,583                         2006
                                136,265                         2007
                                263,984                         2008
                              ---------

                              Ps815,219
                              =========

Accrued tax loss carryforwards can be restated by applying factors derived from the NCPI from the year in which they arise to the year prior to that in which they are amortized.

As of December 31, 1998, the Company and its subsidiaries have tax-loss carryforwards for an amount of Ps815 millions, of which Ps450 millions was incurred in Azteca, Ps354 millions was incurred in CASA and Ps11 millions was incurred in COTSA. These tax-loss carryforwards can only be amortized by the incurred company.

During 1997, COTSA's income tax liability was offset against the asset tax paid in prior years in an amount of Ps12,554 which is shown in the consolidated statements of income as an extraordinary item.

NOTE 14 - COMMITMENTS AND CONTINGENCIES:

TV Azteca leases the use of satellite transponders property from Satelites Mexicanos, S. A. de C. V. (Satmex) under two separate agreements. Total rent expense under such leases included in operating cost and expenses was Ps25,479, Ps30,038 and Ps30,571 during the years ended December 31, 1996, 1997 and 1998, respectively. Combined rental obligation under these agreements is US$200,000 per month. Each lease agreement expires in May 2005 but can be terminated by Satmex at any time for justified cause upon 30 days' notice.

The Company and its subsidiaries are parties to various legal actions and other claims in the ordinary course of their business. Management does not believe that any pending litigation against the Company will, individually or in the aggregate, have a material adverse effect on its business or financial condition.

NOTE 15 - SUBSEQUENT EVENTS:

On January 26, 1999, TV Azteca made a US$40 million loan to Mr. Salinas, secured on a non-recourse basis by approximately 167 million CPOs of TV Azteca owned by Azteca Holdings. The loan accrued interest at an annual rate of 12% and was repaid in full, including accrued interest, on March 26, 1999.

TV Azteca made a US$40 million loan to Corporacion RBS, S. A. de C. V., a company controlled by Mr. Salinas, on April 15, 1999, at an annual interest rate of 12%, with a maturity of June 25, 1999. The loan is secured on a non-recourse basis by approximately 127 million CPOs of TV Azteca owned by Azteca Holdings.

On May 14, 1999, the Company entered into an agreement (the "Joint Venture Agreement") with Ricardo Salinas Pliego and Moises Saba Mosri to invest in Unefon, S. A. de C. V. (together with its wholly-owned subsidiaries, "Unefon"), a telecommunications company that intends to establish a nationwide digital fixed wireless personal communications network to provide local telephony services in Mexico. The Joint Venture Agreement provides for Unefon to be operated and governed as a joint venture, initially between Ricardo Salinas and Moises Saba. The Joint Venture Agreement requires that each of Ricardo Salinas and Moises Saba contribute US$180 million to the capital of Unefon, for a total capital of Unefon of US$360 million. These capital contributions to Unefon were completed on June 15, 1999.

Prior to entering into the Joint Venture Agreement, Ricardo Salinas contributed approximately US[$93] million to the capital of Unefon for purposes of making a down-payment to the Mexican government for the acquisition of wireless concessions and for pre-operating expenses. Mr. Salinas satisfied the balance of his capital contribution obligation under the Joint Venture Agreement with funds obtained from a loan made by Azteca Holdings. Azteca Holdings borrowed the funds for this loan from a group of private Mexican investors, secured by [339] million of the TV Azteca CPOs owned by Azteca Holdings.

The Company has made arrangements pursuant to which, subject to appropriate bank approvals or refinancing, it will acquire at cost the equity interest of Ricardo Salinas in Unefon. The Company will fund this acquisition through (i) proceeds from the issuance of shares (as described below); (ii) the use of approximately US$40 million of its cash, and (iii) the cancellation of an existing US$40 million obligation owed to TV Azteca by Corporacion RBS, S. A. de C. V., a company controlled by Ricardo Salinas.

In an extraordinary meeting of stockholders held on June 10, 1999, the stockholders agreed to increase the capital stock of the Company by up to Ps1,500 million. After giving effect to the capital stock increase, the Company's authorized shares will consist of 10,816 million shares of which 5,408 million are Series A Shares, 2,704 million are Series D-A Shares and 2,704 million are Series D-L Shares.

The Company offered a portion of the new shares issued on June 10, 1999 to Azteca Holdings in exchange for the shares temporarily loaned by Azteca Holdings to a group of Mexican investors. The remaining new shares were offered to qualified institutional buyers in a preemptive rights offering whereby current shareholders have until July 2, 1999 to purchase a portion of the capital increase in proportion to their ownership of the Company's shares at June [10], 1999.

NOTE 16 - BUSINESS SEGMENTS:

The Company operates in two principal business segments, television and movie theaters. Substantially all of the Company's activities are in Mexico.

Relevant information on these business segments follows:

                                                 Year ended December 31,
                                      --------------------------------------------
                                         1996             1997            1998
                                      ------------    ------------    ------------
Net revenue:
Television                            Ps 2,570,738    Ps 4,314,376    Ps 4,510,534
Less elimination entries and others        (45,330)
                                      ------------    ------------    ------------

                                         2,525,408       4,314,376       4,510,534
Movie theaters                             235,003         153,820         124,620
                                      ------------    ------------    ------------

                                      Ps 2,760,411    Ps 4,468,196    Ps 4,635,154
                                      ============    ============    ============

Operating (loss) profit:

Television                            Ps   813,388    Ps 1,839,306    Ps 1,634,011
Less elimination entries and others         (3,911)        (35,512)        (51,966)
                                      ------------    ------------    ------------

                                           809,477       1,803,794       1,582,045
                                      ------------    ------------    ------------

Movie theaters                             (32,333)        (16,605)        (30,262)
Less elimination entries and other          58,301         (18,917)         (6,285)
                                      ------------    ------------    ------------

                                            25,968         (35,522)        (36,547)
                                      ------------    ------------    ------------

                                      Ps   835,445    Ps 1,768,272    Ps 1,545,498
                                      ============    ============    ============

Capital expenditures:

Television                            Ps   349,460    Ps 1,522,918    Ps   476,640
Movie theaters                              34,388         (28,122)
                                      ------------    ------------    ------------

                                      Ps   383,848    Ps 1,494,796    Ps   476,640
                                      ============    ============    ============

Total assets (at year end):

Television                            Ps 8,706,505    Ps12,653,256    Ps12,652,761
Less elimination entries and others       (103,341)      1,605,773       1,266,926
                                      ------------    ------------    ------------

                                         8,603,164      14,259,029      13,919,687
Movie theaters                             945,753         700,176         749,119
                                      ------------    ------------    ------------

                                      Ps 9,548,917    Ps14,959,205    Ps14,668,806
                                      ============    ============    ============

NOTE 17 - RECONCILIATION BETWEEN MEXICAN (MEXICAN GAAP) AND UNITED STATES (US
GAAP) GENERALLY ACCEPTED ACCOUNTING PRINCIPLES:

The Company's consolidated financial statements are prepared in accordance with Mexican GAAP, which differ in certain significant respects from US GAAP. The Mexican GAAP consolidated financial statements include the effects of inflation as provided for under Statement B-10, "Recognition of the Effects of Inflation on Financial Information". The application of this statement represents a comprehensive measure of the effects of price level changes in the Mexican economy, and is considered to result in a more meaningful presentation for both Mexican and US accounting purposes. Therefore the following reconciliations to US GAAP do not include the reversal of such inflationary effects.

The principal differences between Mexican GAAP and US GAAP are summarized in the following pages with an explanation, where appropriate, of the effects on consolidated net income (loss) and stockholders' equity. The various reconciling items are presented net of any price level gain (loss).

a. Reconciliation of net income (loss):

                                                   Year ended December 31,
                                             -----------------------------------
                                                1996         1997        1998
                                             ---------    ---------    ---------
Net income (loss) applicable to majority
stockholders under Mexican GAAP              Ps572,899    Ps604,024   (Ps359,543)
Stock dividend                                  19,168       16,504
Amortization of loan discount                  (10,054)      (7,539)
Amortization of goodwill                      (146,139)    (146,139)    (146,139)
Deferred income taxes                          219,712     (180,528)    (176,817)
Exchange loss on NBC Warrant                    (5,046)      (5,668)     (50,499)
Gain on monetary position of NBC Warrant        68,561       36,555       41,796
Accretion of NBC Warrant                       (28,256)      (7,869)
Compensation cost from stock options                       (345,126)    (110,955)
Effect of fifth amendment to B-10                          (155,877)      14,246
Effect on minority stockholders of US GAAP
adjustments                                    (63,545)     381,897      185,783
                                             ---------    ---------    ---------

Net income (loss) under US GAAP              Ps627,300    Ps190,234   (Ps602,128)
                                             =========    =========    =========

b. Reconciliation of stockholders' equity:

                                                      Year ended December 31,
                                                   ----------------------------
                                                        1997            1998
                                                   ------------    ------------
    Majority stockholders' equity under
    Mexican GAAP                                   Ps 2,022,797    Ps 1,215,506
    Deferred income tax effects                      (1,185,312)     (1,362,129)
    Goodwill                                          1,096,037         949,974
    Effect of fifth amendment to B-10                   235,184         (46,539)
    Effect on minority stockholders of
    US GAAP adjustments                                 (46,614)        199,326
                                                   ------------    ------------

    Stockholders' equity under US GAAP             Ps 2,122,092    Ps   956,138
                                                   ============    ============

c. An analysis of the changes in stockholders' equity under US GAAP is as follows:

                                                            1996           1997          1998
                                                         -----------    -----------   -----------
    Balance at beginning of year                         Ps  112,762    Ps1,483,735   Ps2,122,092
    Increase of capital stock                                421,459
    Decrease of capital stock                                              (132,454)
    Net income (loss)                                        627,300        190,234      (602,128)
    Paid-in capital                                          915,152
    (Loss) gain from holding nonmonetary assets             (592,938)       580,577      (563,826)
                                                         -----------    -----------   -----------

    Balance at end of year                               Ps1,483,735    Ps2,122,092   Ps  956,138
                                                         ===========    ===========   ===========

d. Significant differences between US GAAP and Mexican GAAP:

     i.   Bursamex in-kind interest

          The in-kind interest due under the terms of the agreement would be accounted for in a manner similar to a stock dividend, which would result in a charge to TV Azteca and COTSA stockholders' equity.

     ii.  NBC warrant

          Under US GAAP, the NBC warrant, discussed in Note 12, would have been initially recorded at its estimated fair value, at the date of the initial agreement, of Ps179,613, as determined based on an independent appraisal, as deferred operating costs representing the value of the technical advisory services to be provided by NBC at the date of the agreement. Under US GAAP, the Company would have amortized the deferred operating costs over the agreement period. However, at December 31, 1995 the Company wrote-off the unamortized deferred operating costs associated with the agreement, based on management's opinion that there were no future benefits to be derived under the terms of the agreement.

          Due to the nature of the Company's obligations with respect to the NBC warrant, it would be considered a monetary item under US GAAP and the foreign exchange losses, the accretion of the NBC warrant obligation and monetary gains related to the warrant would be reflected in results of operations.

     iii. Bonus right relating to NBC warrants

          The terms of the warrant agreement with NBC as discussed in Note 12c. require TV Azteca to issue 1% of its outstanding shares to NBC upon attainment of performance goals consisting of specified market share levels or the market capitalization of TV Azteca of at least US$1.4 million if a public offering of the TV Azteca's stock occurs prior to 1998 and US$ 1.8 million if a public offering occurs subsequently. In August 1997, TV Azteca completed an initial public offering in the domestic and international capital markets, which gave TV Azteca a market capitalization in excess of US$2.2 million, as a result TV Azteca would (subject to the outcome of the arbitration referred to in Note 12c.) be required to issue the additional shares to NBC. Under US GAAP TV Azteca is required to recognize an expense, based on the fair value of the shares to be issued, when the issuance of the shares relating to the bonus rights becomes probable. However, as a result of the arbitration proceedings with NBC, in which TV Azteca expects to prevail , the ultimate resolution of this matter is not expected to have a material effect on the Company's results of operations, cash flow or financial condition.

     iv.  Loan discount

          Under US GAAP the fair value of the options granted in connection with the syndicated loan, as discussed in Note 10, would be recorded as an incremental loan discount, which would be amortized over the period of the syndicated loan using the interest method. The estimated fair value of the options granted to the bank syndicate and its agents was Ps40,215, at the date of grant, based on an independent appraisal. During the years ended December 31, 1996 and 1997 the amount of related loan discount amortized under US GAAP would be Ps10,054, and Ps7,539, respectively.

     v.   Exhibition rights

          A license agreement for program material is reported as an asset and a liability, under US GAAP, when the license period begins and all of the following conditions are met: the cost of each program is known or reasonably determinable, the program material has been accepted by the licensee and the program is available for its first showing or telecast. Under Mexican GAAP the rights acquired and obligations incurred are recorded when the license agreements are signed. At December 31, 1997 and 1998, Ps161,603 and Ps329,138, respectively, of deferred exhibition rights would not be recorded under US GAAP, since the related program material was not yet available to the Company. Since the Company's obligations under the license agreements and the deferred exhibition rights are considered monetary and nonmonetary items, respectively, under the Mexican inflation accounting rules, the early recognition of the Company's obligations, prior to the period in which the program material is available for its first showing, overstates the monetary gain and exchange losses related to these obligations under US GAAP. However, since the obligations are US dollar denominated, the net effect of the related exchange losses and monetary gains, under US GAAP, are immaterial during the periods presented.

     vi.  Negative goodwill

          Under US GAAP the amounts refunded by the Mexican government in 1994 would have been recorded as an adjustment to the purchase price paid to acquire the subsidiaries in connection with the privatization process. Such adjustment would have been reflected as an adjustment to the cost of TV concessions. However, the net effect of the related amortization, under US GAAP, is immaterial.

     vii. Effects of fifth amendment to statement B-10

          As mentioned in Note 3, TV Azteca decided to restate its exhibition rights and equipment of foreign origin based on the devaluation of the Mexican peso against the foreign currencies, and by applying inflation factors of the countries in which they originate. This methodology does not comply with Rule 3-20 of the SEC's Regulation S-X for presenting price level financial statement, and consequently the Company has determined the effects in exhibition rights and equipment of foreign origin and current year depreciation and amortization and reflected them in its results of operations and financial position under US GAAP.

    viii. Deferred income tax

          As stated in Note 3m., income tax is recorded under Mexican GAAP following interperiod allocation procedures under the partial liability method. Under this method, deferred income tax is recognized only in respect of identifiable, nonrecurring timing differences between taxable and book income. This substantially eliminates all deferred taxes under Mexican GAAP. Also, under Mexican GAAP the benefit from utilizing tax loss carryforwards and asset tax credits is not recognized until utilized, at which time it is presented as an extraordinary item.

          The Company follows Statement of Financial Accounting Standards (FAS) No. 109 for US GAAP reconciliation purposes. This statement requires an asset and liability approach for financial accounting and reporting for income tax under the following basic principles: (a) a current tax liability or asset is recognized for the estimated taxes payable or refundable on tax returns for the current year, (b) a deferred tax liability or asset is recognized for the estimated future tax effects attributable to temporary differences and tax loss and tax credit carryforwards, (c) the measurement of current and deferred tax liabilities and assets is based on provisions of the enacted tax law, and the effects of future changes in tax laws or rates are not anticipated, and (d) the measurement of deferred tax assets is reduced, if necessary, by the amount of any tax benefits that, based on available evidence, are not expected to be realized. Under this method, deferred tax is recognized with respect to all temporary differences, and the benefit from utilizing tax loss carryforwards and asset tax credits is recognized in the year in which the loss or credits arise (subject to a valuation allowance with respect to any tax benefits not expected to be realized). The subsequent realization of this benefit does not affect income. Consequently, there are no extraordinary items from this concept for US GAAP purposes.

          The temporary differences under FAS 109 are determined based on the difference between the indexed tax-basis amount of the asset or liability and the related stated amount reported in the financial statements. Except as indicated in the following paragraph the deferred tax expense or benefit should be calculated as the difference between: (a) deferred tax assets and liabilities reported at the end of the current year determined as indicated above, and (b) deferred tax assets and liabilities reported at the end of the prior year, remeasured to units of current general purchasing power at the end of the current period.

          Gains and losses from holding nonmonetary assets are recorded in stockholders' equity. It is the Company's policy to reflect in results of operations the deferred income taxes that arise as a result of such gains (losses) from holding nonmonetary assets.

          The significant components of income tax (benefit) expense under US GAAP were as shown in the following page.

                                               Year ended December 31,
                                     ----------------------------------------
                                       1996             1997            1998
                                     ---------       ---------       ---------
          Current                                    Ps264,416       Ps267,269
          Deferred                  (Ps219,712)        180,528         176,817
                                     ---------       ---------       ---------

          Total provision           (Ps219,712)      Ps444,944       Ps444,086
                                     =========       =========       =========

          The following items represent the principal differences between income tax computed under US GAAP at the statutory tax rate and the Company's provision for income tax in each period:

                                                                     Year ended December 31,
                                                             -------------------------------------------
                                                                1996            1997              1998
                                                             -----------      ---------        ---------
          Income (loss) before income tax
          (benefit) expense                                  Ps1,129,823      Ps802,691       (Ps373,354)
                                                             ===========      =========        =========

          Income tax (tax benefit) at statutory rate             384,140        287,354         (126,940)
          Non deductible stock dividends                           6,518          5,611
          Effects of inflation components                       (640,167)       156,819          346,542
          Gain on sale of capital stock                            9,677         (4,840)
          Other                                                   20,120                         224,484
                                                             -----------      ---------        ---------

          Income tax (benefit) expense                      (Ps  219,712)     Ps444,944        Ps444,086
                                                             ===========      =========        =========


          The income tax effects of significant items comprising the Company's net deferred tax assets and liabilities under US GAAP are as follows:

                                                             December 31,
                                                      -------------------------
                                                         1997          1998
                                                      -----------   -----------

          Deferred income tax liabilities:
          Television concessions                      Ps1,142,934   Ps1,022,313
          Inventories and provisions                      207,799       328,603
          Property, machinery and equipment               228,519       460,964
                                                      -----------   -----------

                                                        1,579,252     1,811,880

          Deferred income tax assets:
          Advertising advances                           (230,885)     (172,577)
          Operating loss carryforwards                   (163,055)     (277,174)
                                                      -----------   -----------

                                                         (393,940)     (449,751)

          Net deferred income tax liabilities         Ps1,185,312   Ps1,362,129
                                                      ===========   ===========

          At the effective date of the privatization, additional goodwill of Ps1,753,668 would have been recorded due to the deferred income tax liability relating primarily to the television concessions required under US GAAP. The additional goodwill would be amortized over 12 years.

     ix.  Fair value information

          The following disclosure of the estimated fair value of financial instruments is made in accordance with the requirements of FAS No. 107, "Disclosures about fair value of financial instruments". The estimated fair value amounts have been determined by the

          Company, using available market information and appropriate valuation methodologies. However, considerable judgment is required in interpreting market data to develop estimates of fair value.

          Cash and cash equivalents, accounts receivable and accounts payable. The carrying value of these items is a reasonable estimate of their fair value.

          Bank loans and documents payable. The Company's bank loans and documents payable bear interest at variable rates and their terms are generally representative of those which are currently available to the Company at December 31, 1996, 1997 and 1998 for the issuance of debt with similar terms and remaining maturities, and therefore the carrying values of these loans are a reasonable estimate of their fair value.

          Guaranteed senior notes and senior secured notes ("notes"). The carrying value of the Company's notes and the related fair value based on the quoted market similar prices for the same or similar issues at December 31, 1998 was Ps6,737,441 and Ps5,833,820, respectively (Ps6,506,762 and Ps6,719,427 respectively in 1997).

      x.  Property, machinery and equipment

          Under US GAAP advances for the acquisition of machinery and equipment would be classified as prepayments. At December 31, 1997 the Company had advances of Ps151,629.

      xi. Other employee benefits

          The Company has no post-retirement health care insurance or other benefit plans. Therefore, FAS No.106, "Employers' Accounting for Post-retirement Benefits other than Pensions", and FAS No.112, "Employers' Accounting for Post-employment Benefits", and FAS No. 132 "Employers' Disclosure about Pension and other Post-retirement Benefits" would have no effect on the Company's financial position.

     xii. Employee stock option plans

          The granting of the stock options in the fourth quarter of 1997 by TV Azteca at exercise prices below the current market prices of CPOs will result in non-cash compensation cost under US GAAP of approximately Ps345 million and Ps111 million for 1997 and 1998, respectively as determined under Accounting Principles Board Opinion No. 25. The majority of the options granted were pursuant to plans which would be considered variable plans under US GAAP, since the number of shares execisable is contingent upon TV Azteca achieving specified financial goals and employees' performance. TV Azteca expects to record non-cash compensation expense in future periods in connections with these plans.

          Had compensation cost for TV Azteca's employees stock option plans been determined based on the fair value at the grant dates for awards under those plans consistent with FAS No. 123, the Company's compensation expense would have been Ps341million and Ps196 million for 1997 and 1998, respectively and the net income would have been reduced to the proforma amounts indicated below:

                                               Year ended December 31,
                                              -------------------------
                                                1997             1998
                                              ---------       ---------
          Net income (loss) as reported       Ps190,234      (Ps602,128)
                                              =========       =========

          Net income (loss) proforma          Ps182,718      (Ps687,173)
                                              =========       =========


          The effect on net (loss) income is not expected to be indicative of the effects in future years. The fair value of each option grant is estimated on the date of grant using the weighted average Black-Scholes option pricing model and simple binomial model with the following assumptions:

                                                          1997           1998
                                                          ----           ----
          Expected volatility                             .302           .258
          Risk-free interest rate                         18.0%            19%
          Expected life of options (in years)                5              5
          Expected dividend yield                           10%            10%

          The Black-Scholes option valuation model and simple binomial model were developed for use in estimating the fair value of traded options. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. The following table summarizes activity under the TV Azteca's stock option plans as of December 31, 1997 and 1998 (post split):

                                            Number of options   Weighted-average
                                            thousands of OPCs)   exercise price
                                            ------------------   --------------

         Granted                                   76,564          US$0.34
         Exercised                                 (8,180)            0.39
                                                ---------

         Outstanding on December 31, 1997          68,384             0.33
                                                =========

         Exercised                                 (2,814)            0.29
                                                ---------

         Outstanding on December 31, 1998          65,570             0.32
                                                =========

         Outstanding options exercisable
         at December 31, 1997                       4,866             0.29
                                                =========

         1998                                       9,514             0.31
                                                =========

     xiii.Effect of recently issued accounting standards

          In April 1998, Financial Accounting Standards Board (FASB) issued Statement of Position 98-5 "Reporting on the cost of start-up activities" which is effective for fiscal years beginning after December 15, 1998. This statement of position provides guidance on the financial reporting of start-up activities costs and organization costs. It requires cost of start-up activities and organization costs to be expensed and incurred. TV Azteca does not believe that the adoption of this SOP will have a material impact on its consolidated financial position or results of operations.

          In June 1998, the FASB issued Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("FAS 133"), which requires that all derivative instruments be recorded on the balance sheet at their fair value. Changes in the fair value of derivatives are recorded each period in current earnings of other comprehensive income, depending on whether a derivatives is designated as part of hedge transaction and, if it is, the type of hedge transaction. The Company has not yet determined the impact that the adoption of FAS 133 will have on its earnings of financial position. The Company is required to adopt FAS 133 on January 1, 2000.

e. Condensed balance sheet and income statements under US GAAP:

     The following condensed balance sheets and income statements reflect the effects of the principal differences between Mexican GAAP and US GAAP:

                            CONDENSED BALANCE SHEETS

                                                           At December 31,
                                                    ----------------------------
                                                        1997            1998
                                                    ------------    ------------
Current assets                                       Ps6,575,206     Ps6,078,378
Television concessions - Net                           3,361,288       3,131,172
Property, machinery and equipment - Net                3,039,661       3,181,775
Goodwill and other assets                              3,548,123       3,045,561
Deferred income tax assets                               163,055         277,174
                                                    ------------    ------------

Total assets                                        Ps16,687,333    Ps15,714,060
                                                    ============    ============

Short-term debt                                      Ps  478,747     Ps  280,127
Advertising advances                                   3,309,493       2,301,120
Deferred income tax payable                              207,799         328,603
Other current liabilities                              1,139,960       1,493,950
                                                    ------------    ------------

Total current liabilities                              5,135,999       4,403,800
                                                    ------------    ------------

Guaranteed senior notes and senior
secured notes                                          6,506,762       6,737,441
Long-term debt                                           536,250       1,036,782
Long-term deferred income tax                          1,371,453       1,483,277
                                                    ------------    ------------

Total long - term liabilities                          8,414,465       9,257,500
                                                    ------------    ------------

Minority interests                                     1,014,777       1,096,622
                                                    ------------    ------------

Stockholders' equity                                   2,122,092         956,138
                                                    ------------    ------------

Total liabilities and stockholders' equity          Ps16,687,333    Ps15,714,060
                                                    ============    ============

                         CONDENSED STATEMENTS OF INCOME

                                                             Year ended December 31,
                                                  ---------------------------------------------
                                                     1996              1997            1998
                                                  ------------     -----------     ------------
    Net revenue                                   Ps 2,760,411     Ps4,468,196     Ps 4,635,154
    Cost and expenses:
    Programming, exhibition and
    transmission costs                                 809,543       1,455,217        1,558,413
    Selling and administrative expenses                619,113       1,066,430          840,043
    Depreciation and amortization                      642,449         818,927          936,751
                                                  ------------     -----------     ------------

    Operating income                                   689,306       1,127,622        1,299,947
    Comprehensive financing income
    (cost)                                             444,998        (339,723)      (1,472,688)
    Other (expenses) income - Net                       (4,481)         14,792         (200,613)
                                                  ------------     -----------     ------------

    Income (loss) before provision
    for income tax benefit (expense)                 1,129,823         802,691         (373,354)
    Income tax benefit (expense)                       219,712        (444,944)        (444,086)
                                                  ------------     -----------     ------------

    Net income (loss) before minority
    interest                                         1,349,535         357,747         (817,440)
    Minority interest                                 (722,235)       (167,513)        (215,312)
                                                  ------------     -----------     ------------

    Net income (loss)                             Ps   627,300     Ps  190,234    (Ps   602,128)
                                                  ============     ===========     ============

     Cash flow information

     Under US GAAP, a statement of cash flows is prepared bases on provision of FAS 95, "Statement of Cash Flows". This statement does not provide specific guidance for the preparation of cash flow statements for price level adjusted financial statements. Cash flows from operating, investing and financing activities have been adjusted for the effects of inflation on monetary items.

     During the years ended December 31, 1996 and 1997 the net cash flow operating, investing and financing activities under US GAAP were shown as follows:

                                                       Year ended December 31,
                                                     --------------------------
                                                        1996           1997
                                                     -----------    -----------
Cash flows from operating activities:

Net income                                           Ps  627,300    Ps   190,234
Adjustments to reconcile net income to net cash provided by operating activities:

Compensation cost from stock options                     345,126
Minority interest                                        722,235        167,513
Monetary gain relating to financing activities          (715,725)      (484,267)
Foreign exchange loss, net of monetary gain
on NBC Warrant                                           (63,515)       (30,887)
Foreign exchange loss on bank loans and
promissory notes                                          49,981        126,889
Amortization of television concessions,
goodwill and exhibition rights                           848,288        872,140
Depreciation                                             179,067        268,917
Deferred loan discount                                    10,054          7,539
Accretion of NBC warrant                                  28,256          7,869
Deferred income tax                                     (219,712)       180,528
Changes in working capital                              (116,625)      (656,811)
                                                     -----------    -----------

Net cash provided by operating activities              1,349,604        994,790
                                                     -----------    -----------

Cash flows from investing activities:

Pledged securities                                                     (648,140)
Acquisition of machinery and
equipment - Net                                         (383,848)    (1,252,467)
Advance payment for the acquisition of
subsidiaries' shares                                    (582,758)
(Acquisition) disposition of shares                      (15,092)        52,184
Exhibition rights purchased                             (673,204)      (797,151)
                                                     -----------    -----------

Net cash used in investing activities                 (1,654,902)    (2,645,574)
                                                     -----------    -----------

Cash flows from financing activities:

Guaranteed senior notes and senior secured
notes received                                                        6,353,976
Bank loans paid                                         (860,852)    (2,522,025)
Bank loans received                                      474,425        579,080
Increase of capital stock                                421,459
Decrease of capital stock                                              (132,454)
Paid-in capital                                          915,152
Promissory notes paid                                     (7,736)        (4,073)
Due to related parties                                  (553,574)      (133,742)
Redemption of capital of subsidiary paid
to minority stockholders                                             (1,025,743)
Deferred financing costs                                               (198,509)
                                                     -----------    -----------

Net cash provided by financing activities                388,874      2,916,510
                                                     -----------    -----------

Increase in cash and cash equivalents                     83,576      1,265,726
Cash and cash equivalents at beginning of year           289,841        373,417
                                                     -----------    -----------

Cash and cash equivalents at end of year             Ps  373,417    Ps1,639,143
                                                     ===========    ===========

     For the year ended December 31, 1998, the Company has further segregated the effects of exchange rate changes and inflationary effects on cash from other cash flow activities as provided in the following condensed cash flow statement:

                                                             Year ended December
                                                                   31, 1998
                                                             -------------------
Cash flows from operating activities:

Net loss                                                          (Ps  602,128)
Adjustments to reconcile net loss
to net cash provided by operating activities:

Minority interest                                                    (215,312)
Compensation cost from stock options                                  110,955
Amortization of television concessions,
goodwill and exhibition rights                                      1,009,639
Monetary gain relating to financing activities
Foreign exchange loss, net of monetary (gain)
on NBC Warrant                                                          8,703
Foreign exchange loss net of monetary gain relating
to financial activities                                               260,259
Depreciation
Deferred income tax                                                   176,817
Net changes in working capital                                       (412,201)
                                                                  -----------

Net cash provided by operating activities                             336,732
                                                                  -----------

Cash flows from investing activities:

Pledged securities                                                    124,011
Acquisition of machinery and
equipment - Net                                                      (461,905)
Acquisition of shares                                                 (11,652)
Exhibition rights purchased                                          (883,056)
                                                                  -----------

Net cash used in investing activities                              (1,232,602)
                                                                  -----------

Cash flows from financing activities:

Net cash provided by financing activities                             311,383
                                                                  -----------

Effects of inflation and exchange rates changes
on cash                                                               257,004

Decrease in cash and cash equivalents                                (327,483)
Cash and cash equivalents at beginning of year                      1,382,077

Cash and cash equivalents at end of year                          Ps1,054,594
                                                                  ===========

Supplemental disclosure:
Cash paid during the period for:
Interest
Income tax