Form 20-F
period 1999-12-31
GRUPO ELEKTRA SA DE CV; ELEKTRA S A DE C V; ELEKTRAFIN S A DE CV
filed 2000-06-27
CIK 925050, 1020869, 1020870

As Filed with the Securities and Exchange Commission on June 27, 2000.

                       SECURITIES AND EXCHANGE COMMISSION

                 ----------------------------------------------
                                    Form 20-F

                 ----------------------------------------------

  |_|       REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR
                                  (g) OF
                    THE SECURITIES EXCHANGE ACT OF 1934
                                    OR
  |X|        ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
                    THE SECURITIES EXCHANGE ACT OF 1934
                For the fiscal year ended December 31, 1999
                                    OR
  |_|      TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF
                    THE SECURITIES EXCHANGE ACT OF 1934
                  for the transition period from      to

                ------------------------------------------

                         Commission file number: 1-13200
                           GRUPO ELEKTRA, S.A. de C.V.
             (Exact name of Registrant as specified in its charter)
                                       N/A
                 (Translation of registrant's name into English)
                              UNITED MEXICAN STATES
                 (Jurisdiction of Incorporation or Organization)

  Commission file number: 333-5392-01       Commission file number: 333-5392-02
  ELEKTRA COMERCIAL, S.A. de C.V.           ELEKTRAFIN COMERCIAL, S.A. de C.V.
  (Exact name of Registrant                 (Exact name of Registrant as
    as specified in its charter)            specified in its charter)
           N/A                              N/A
 (Translation of registrant's               (Translation of registrant's
  name into English)                        name into English)
  UNITED MEXICAN STATES                     UNITED MEXICAN STATES
 (Jurisdiction of                           (Jurisdiction of Incorporation
 Incorporation or Organization)             or Organization)

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

                         Title of Each Class
                         -------------------
                                                  Name of Each Exchange on Which
Grupo Elektra, S.A. de C.V.:                                 Registered
----------------------------                                 ----------

Global Depositary Shares                               New York Stock Exchange
("GDSs") evidenced by Global
Depositary Receipts, each
Global Depositary Share
representing ten Certificados
 de Participacion Ordinarios No
Amortizables, each of which
represents financial interests
in and limited voting rights
 with respect to two Series B
Shares, without par value,
and one Series L Share, without
par value, of Grupo Elektra,
S.A. de C.V.

Certificados de Participacion                         New York Stock Exchange*
Ordinarios No Amortizables
(Ordinary Participation
Certificates ("CPOs")), each of
which represents financial
 interests and limited voting
rights with respect to two
Series B Shares, without par
value, and one Series L
Share, without par value,
of Grupo Elektra, S.A. de C.V.

Series B Shares without par value                      New York Stock Exchange*

Series L Shares without par value                      New York Stock Exchange*
------------------

* Not for trading, but only in connection with the registration of Global Depositary Shares, pursuant to the requirements of the Securities and Exchange Commission.

Elektra Comercial, S.A. de C.V.:                             None
--------------------------------
Elektrafin Comercial, S.A. de C.V.:                          None
-----------------------------------
   Securities registered or to be registered pursuant to Section
                               12(g) of the Act:

                                      None
                              --------------------
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

                               Title of Each Class
                               -------------------
                    12-3/4% Guaranteed Senior Notes Due 2001

        Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.


Grupo Elektra, S.A. de C.V.:
----------------------------


        Series A Shares without par value             1,249,127,610

        Series B Shares without par value             2,017,502,853

        Series L Shares without par value               396,289,707

Elektra Comercial, S.A. de C.V.:
--------------------------------

        Series A Shares without par value                     1,000
        Series B Shares without par value                     3,000

Elektrafin Comercial, S.A. de C.V.:
-----------------------------------

        Series A Shares without par value                     1,000
        Series B Shares without par value                     5,000


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

Indicate by check mark which financial statement item the registrant has elected
to follow. Item 17  |_|     Item 18  |X|


================================================================================

                                TABLE OF CONTENTS

                                                                        PAGE
                                                                        ----

PART I
   Item 1.  Description of Business.......................................3
   Item 2.  Description of Property......................................44
   Item 3.  Legal Proceedings............................................45
   Item 4.  Control of Registrant........................................46
   Item 5.  Nature of Trading Market.....................................48
   Item 6.  Exchange Controls and Other Limitations
            Affecting Security Holders...................................50
   Item 7.  Taxation.....................................................53
   Item 8.  Selected Financial Data......................................59
   Item 9.  Management's Discussion and Analysis
            of Financial Condition and Results of
            Operations...................................................66
   Item 9A. Qualitative and Quantitative Disclosure
            about Market Risks...........................................78
   Item 10. Directors and Executive Officers.............................80
   Item 11. Compensation of Directors and Officers.......................81
   Item 12. Options to Purchase Securities from
            Registrant or Subsidiaries...................................81
   Item 13. Interest of Management in Certain Transactions...............82
PART II
  *Item 14. Description of Securities to be Registered..................84
PART III
  *Item 15. Defaults upon Senior Securities.............................84
   Item 16. Changes in Securities and Changes in
            Security for Registered Securities..........................84
PART IV
  **Item 17. Financial Statements.......................................84
    Item 18. Financial Statements.......................................85
    Item 19. Financial Statements and Exhibits..........................85

------------

* Omitted because the item is inapplicable or the answer is negative.

** TheRegistrant has responded to Item 18 in lieu of this Item.

Presentation of Financial and Other Information


        Grupo Elektra, S.A. de C.V. ("Grupo Elektra" or the "Company"), Elektra Comercial, S.A. de C.V. ("Elektra") and Elektrafin Comercial, S.A. de C.V. ("Elektrafin") are each a corporation (sociedad anonima de capital variable) organized under the laws of the United Mexican States. Grupo Elektra was formed in 1950 as a manufacturer of radios and became involved in retailing in 1957 when it opened its first Elektra store.

        In this Annual Report on Form 20-F (this "Annual Report"), references to "US$," "$," "Dollars" and "U.S. Dollars," are to United States dollars. In this Annual Report, all references to pesos are to the legal Mexican currency, and references to "P$," "Ps." or "Pesos" are to Mexican pesos.

        The Company maintains its books and records in Pesos and prepares its consolidated financial statements in Pesos. The Mexican Institute of Public Accountants has issued Bulletin B-10, "Recognition of the Effects of Inflation on Financial Information," and Bulletin B-12, "Statement of Changes in Financial Position." These bulletins outline the inflation accounting methodology mandatory for all Mexican companies reporting under generally accepted accounting principles in Mexico ("Mexican GAAP"). Pursuant to Mexican GAAP, financial data for all periods in the financial statements included in Item 18 (the "Consolidated Financial Statements") and for all periods throughout this Annual Report, unless otherwise noted, have been restated in constant Pesos as of December 31, 1999.

        Accounting principles generally accepted in Mexico differ in certain important respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the Consolidated Financial Statements. See Note 16 of the Company's Consolidated Financial Statements. This Annual Report contains translations of certain Peso amounts into Dollars at specified rates solely for the convenience of the reader. These translations should not be construed as representations that the Peso amounts actually represent such Dollar amounts or could be converted into Dollars at the rates indicated or at any other rate. Unless otherwise indicated, U.S. Dollar amounts have been translated from Mexican pesos at an exchange rate of Ps. 9.48 to US$1.00, the noon buying rate for pesos on December 31, 1999 as published by the Federal Reserve Bank of New York (the "Noon Buying Rate"). On May 31, 2000, the Noon Buying Rate was Ps. 9.51 to US$1.00.

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

                                     PART I

Item 1.  Description of Business

                                  RISK FACTORS

Risks Associated with Grupo Elektra

    Our business is highly dependent on the Mexican economy

    The success of our business is to a very large extent subject to the cycles of the Mexican economy which in turn are very much influenced by the economy of the United States. Downturns of the Mexican economy directly impact the purchasing power of our target market and the quality of our receivables portfolio. The macroeconomic environment in which we operate is beyond our control. It is a major risk of our business and could materially adversely affect the success of our operations.

    Our success depends on our retention of certain key personnel, our ability to hire additional key personnel and the maintenance of good labor relations

    We depend on the performance of our executive officers and key employees. In particular, our senior management has significant experience in the retail clothing, electronics, appliance, white goods and household furniture industries, and the loss of any of them could negatively affect our ability to execute our business strategy. Additionally, we do not have "key person" life insurance policies on any of our employees.

    Our future success also depends on our continuing ability to identify, hire, train and retain other qualified sales, marketing and managerial personnel. Competition for such qualified personnel is intense and we may be unable to attract, assimilate or retain them. Our businesses will be harmed if we cannot attract this necessary personnel. In addition approximately 26% of our employees are members of various unions, and we could incur higher ongoing labor costs and disruptions in our operations in the event of a strike or other work stoppage.

    Our international operations expose us to numerous risks

    We have retail operations in various foreign countries, including Peru, the Dominican Republic, El Salvador, Honduras and Guatemala, and we intend to pursue opportunities that may arise in these and other countries. Net sales in these foreign countries represented approximately 7.0% of our net revenues in fiscal 1999. We are subject to the risks inherent in conducting business across national boundaries, any one of which could negatively impact our business. These risks include:

     o    economic downturns;
     o    currency exchange rate fluctuations;
     o    changes in governmental policy;
     o    international incidents;
     o    military outbreaks;
     o    government instability;
     o    nationalization of foreign assets; and
     o    government protectionism.

    We cannot assure you that one or more of these factors will not impair our current or future international operations and, as a result, harm our overall business.

    We are not certain that we will be able to use the tax loss carry-forwards of Grupo SyR.

    In 1999, we acquired Grupo SyR. Grupo SyR including its subsidiaries has tax loss carry forwards of approximately US$385.5 million, with a tax effected benefit of US$135 million. We cannot assure you that we will be able to have the benefit of these loss carry-forwards and be able to set-off our earnings against Grupo SyR's historical operating losses. Failure to complete the merger of Grupo Elektra with Grupo SyR in accordance with the regulations of the Mexican tax authorities, or a change in law, could prevent us from having such benefit.

    We may have difficulty in obtaining enough quality, low-cost merchandise

    Our future success depends on our ability to select and purchase quality merchandise at attractive prices. We have historically been able to locate and purchase quality merchandise, but such merchandise may not be available in the future, or it may not be available in quantities necessary to accommodate our expanding businesses, or it may become subject to higher import taxes than it currently is. We are not generally dependent on any single supplier or group of suppliers. Nonetheless, for white goods, Grupo Mabe and Grupo Vitro, and for electronics, Aiwa, represent a very significant portion of our supplies. Our business and results of operations may be adversely affected by a disruption in the availability of sufficient quantities of high quality, affordable merchandise.

        Our future prospects depend on whether we can deliver our products to our stores in a timely and cost-efficient manner

        Our future prospects depend on whether we can deliver our products to our stores in a timely and cost-efficient manner. Substantially all of our inventory is shipped or picked up directly from suppliers and delivered to our nine regional distribution centers in Mexico, and to our distribution centers in each of the other countries where we operate. The inventory is then processed and distributed to our stores. The orderly operation of our receiving and distribution process depends on effective management of our distribution centers and strict adherence to shipping schedules. Our rapid growth puts significant pressure on our distribution and receiving systems. Some of the factors that could have an adverse effect on our distribution and receiving systems are:

     o expansion, replacement and addition of distribution centers to accommodate our growth;
     o    shipping disruptions; and
     o natural or other disasters. A fire, explosion, hurricane, tornado, flood, earthquake or other disaster at our distribution facilities could result in a significant disruption in the receipt and distribution of goods.

    We may not be successful in completely integrating Grupo SyR into our existing businesses

    Part of our business development relies on our successful integration of the Grupo SyR business into our business scheme. If we cannot completely integrate Grupo SyR into our existing businesses, our financial performance, growth strategy and prospects may be adversely affected.

    We may not be successful in fully converting Hecali into "The One"

    Part of our future prospects depend on our successful conversion of the Hecali stores into "The One." If we cannot successfully complete this conversion, our financial performance, growth strategy and prospects may be adversely affected by such failure.

    We may not be successful in our new financial services ventures

    We may not be able to proceed with the new financial service ventures which we contemplate (such as the home finance venture currently considered) or such venture may not be successful. Failure to implement such financial ventures may negatively affect our financial performance, our growth strategy and prospects.

    Our financing arrangements contain restrictions that may limit management's discretion in the operations of our businesses

    Our existing financing arrangements impose financial and other restrictions on us, including:

     o limitations on the incurrence of additional debt; o the ability to create liens; and o the ability to dispose of assets.


    Our debt and these financial restrictions are likely to make us more vulnerable to economic downturns, limit our ability to withstand competitive pressures and reduce our flexibility to respond to changing business or economic conditions. See Item 1--Description of Business--Risks Associated with Mexico.

    We rely on our relationship with our affiliates, and any impairment of that relationship may affect our businesses

    Our main controlling shareholders are Hugo Salinas Rocha's heirs and Esther Pliego de Salinas, who, together with Ricardo B. Salinas Pliego, are also the controlling shareholders of TV Azteca, the second largest Mexican commercial TV broadcaster. Advertising through the facilities of TV Azteca is an important element of our marketing strategy. Any impairment of our ability to obtain advertising on attractive conditions may have a material adverse effect on our business, results of operations or financial condition.

    We often engage in a variety of transactions with companies owned by our controlling shareholders which may cause conflicts of interest

    We have engaged and will continue to engage in a variety of transactions with TV Azteca, Biper, Unefon and other entities owned or controlled by Ricardo
B. Salinas Pliego and our other controlling shareholders. See Item 13--Interest of Management in Certain Transactions. While we intend to continue to transact business with related parties on an arms-length basis, we cannot assure you that such transactions will be unaffected by conflicts of interest between such parties and us. We have agreed to terms governing our indebtedness which restrict our ability to engage in transactions with our affiliates.

    Loss of existing or future market share to competitors may adversely affect our performance

    Our businesses are highly competitive in all product categories as a percentage of sales. Earnings primarily depend on the maintenance of high per-store sales volumes, efficient product purchasing and distribution and cost-effective store operations. The retail sector throughout Latin America is fragmented and consumers are served by a number of formats, including traditional formats such as local, independent retail stores, modern formats such as retail chains and department stores, as well as informal outlets such as street vendors and outdoor markets. In general, our competitors in this business include other specialty stores, independent clothing, electronics and appliance stores and department stores, some of which are national and international in scope and may have greater resources than we possess in that specific country. Also, certain major U.S. retailers have established joint ventures with Mexican retailers and have opened stores in Mexico. We expect that other U.S. retailers could do so in the future. Moreover, we believe that NAFTA, which established a North American "free trade" zone and generally eliminates import duties, tariffs and barriers among Mexico, the United States and Canada, will make it easier for U.S. retailers to enter the Mexican market. The free trade agreement between Mexico and the European Union, which is expected to become effective on July 1, 2000, will also make it easier for European retailers to enter the Mexican market. We also face significant competition from the informal economy and parallel imports for the products that we carry. There can be no assurance that our performance will not be adversely affected by increased competition, consolidation of the retail sector and more sophisticated competitors from these and other sources.

    There may be an adverse impact on our margins from pricing pressure

    Pricing competition in the specialty retailing sector is intense. Pricing pressure from competitors is increasing as the sector consolidates and more competitors are able to benefit from economies of scale and reduce their prices to consumers. We also face pressure on the pricing of the credit we extend to our customers as part of our installment sales program. There can be no assurance that we will be able to maintain or increase our current margins, the reduction of which could have a material adverse effect on our business.

    We may not be able to finance our working capital needs

    We use non-committed short-term credit lines from Mexican banks. Termination of such lines by these lenders would require us to refinance these short-term loans. We cannot assure you that such refinancing can be arranged on favorable conditions, or otherwise, on short notice. Similarly, we rely on our receivables securitization programs for part of our working capital needs. A downgrading or worsening of the quality of the receivables portfolio would prevent us from using such receivables securitization programs on an ongoing basis, and could have a material adverse effect on our business.

    Our operating results are likely to fluctuate in future periods and, therefore, are difficult to predict

    Our annual and quarterly operating results are likely to fluctuate significantly in the future as a result of numerous factors, many of which are outside our control. These factors include seasonal factors. Historically, we have experienced increased demand during the second and fourth quarters, as customers increase spending for Mother's Day and the Christmas holiday relative to other times of the year. Our results of operations for any one quarter are not necessarily indicative of our annual results of operations.

    Our internet strategy may not succeed, which will impede our growth

    We are pursuing opportunities to sell our products over the internet. This is a relatively new business and marketing strategy for us and involves risks and uncertainties. We may not succeed in marketing our products over the internet. In addition, our internet strategy will require us to significantly increase our advertising and marketing expenditures. If these expenditures do not result in significant sales, our results of operations will be adversely affected.

Risks Related to the Laws of the Countries in Which We Operate

    A change in consumer-related laws and regulations may have an adverse effect on our financial performance

    The Ley Federal de Proteccion al Consumidor (the "Consumer Protection Act"), which regulates consumer installment sales in Mexico, became effective on December 25, 1992. This Act does not set a limit on the interest rate a merchant may charge a consumer in an installment sale. It does not require the merchant to inform the consumer of the effective rate of interest charged. The effective interest rate which we charge for electronics, appliances, furniture and clothing is fixed at the time of the installment purchase. We cannot assure you that in the future, the Mexican Government will not impose limitations or additional informational requirements regarding such rates of interest. A substantial portion of our revenues and operating cash flow is generated by our installment sales program, and any such limitations or additional information requirements could have a material adverse effect on our financial performance. Furthermore, our financial performance could be materially adversely affected by any material change in the regulations governing our collection practices and repossession procedures. The consumer protection laws and their enforcement in the other Latin American countries where we do business are comparable to Mexican law. However, a change in the regulatory environment in Mexico, or in the other countries where we operate, or the imposition of authorization requirements could materially adversely affect our operations and our financial performance.

    The Mexican Antitrust Law could prevent us from consummating business combinations which could have an adverse effect on our businesses

    The Ley Federal de Competencia Economica, the Mexican Antitrust Law, provides for various antitrust regulations and requires approval of the Comision Federal de Competencia, the Mexican Federal Competition Commission, for certain mergers, acquisitions and other corporate activities. We cannot guarantee that we will not be investigated by the Comision Federal de Competencia and, as a result thereof, be prevented from consummating business combinations or engaging in certain types of commercial activities in the future, or that such events would not have an adverse effect on our businesses.

    Differences between Mexican GAAP and U.S. GAAP may have an impact on the presentation of our financial information

    Our consolidated financial statements are audited and published annually, and are prepared according to Mexican GAAP, which differs in certain significant respects from U.S. GAAP. See Note 16 to our financial statements, which provides a description of the principal differences between Mexican GAAP and U.S. GAAP as they relate to us.

Risks related to our GDSs

    Preemptive rights may be unavailable to GDS holders.

    Under Mexican law, whenever we issue new shares for cash, we generally must grant preemptive rights to our shareholders, giving them the right to purchase a sufficient number of shares to maintain their existing ownership percentage. We may not be able to offer shares to U.S. holders of GDSs pursuant to preemptive rights granted to our shareholders in connection with any future issuance of shares unless:

     o a registration statement under the Securities Act of 1933, as amended (the "Securities Act") is effective with respect to such rights and shares; or

     o an exemption from the registration requirements of the Securities Act is available.

    We intend to evaluate at the time of any rights offering the costs and potential liabilities associated with a registration statement to enable U.S. holders of GDSs to exercise their preemptive rights, the indirect benefits of enabling U.S. holders of GDSs to exercise preemptive rights and any other factors that we consider appropriate at the time. We will then decide whether to file such a registration statement.

    We cannot assure you that a registration statement would be filed. In addition, although the Depositary (as defined under Item 5--Nature of Trading Market) is permitted, if at the time it is both lawful and feasible, to sell preemptive rights and distribute the proceeds of the sale to holders of GDSs who are entitled to the proceeds, sales of preemptive rights are not lawful in Mexico at this time. As a result, U.S. holders of GDSs may not be able to exercise their preemptive rights in connection with future issuances of Grupo Elektra shares. In this event, the interest of holders of GDSs in the total equity of Grupo Elektra would decrease in proportion to the size of the issuance. Depending on the price at which shares are offered, such an issuance could result in dilution to holders of GDSs.

    Holders of GDSs and CPOs have limited voting rights.

    The CPOs of the Company have been issued by Banco del Atlantico, S.A. as trustee (the "CPO Trustee") for a Mexican trust (the "CPO Trust"). Each CPO represents financial interests in, and limited voting rights with respect to, two B Shares and one L Share. The GDSs have been issued by The Bank of New York as depositary (the "Depositary"). Each GDS represents 10 CPOs.

    Under the CPO Trust agreement, holders of CPOs who are not Eligible Mexican Holders have no voting rights with respect to the underlying B Shares. Eligible Mexican Holders are Mexican individuals and Mexican corporations whose charters contain a prohibition on ownership by non-Mexicans of the corporation's capital stock. For Mexican law purposes, the Depositary is considered the owner of the CPOs which are represented by the GDSs. Since the Depositary does not qualify as an Eligible Mexican Holder, the Depositary and, consequently, the holders of GDSs have no voting rights with respect to the underlying B shares. The B Shares that are held in the CPO Trust on behalf of holders of CPOs who are not Eligible Mexican Holders are voted in the same manner as the respective majority of the B Shares are voted at the relevant meeting. Given that a majority of the B Shares are owned by the Controlling Shareholders, if the Controlling Shareholders vote the same way on a matter, the CPO Trustee will be required to vote the B Shares held in the CPO Trust on behalf of holders of CPOs who are not Eligible Mexican Holders in the same manner as the B Shares held by the Controlling Shareholders are voted. See Item 6--Exchange Controls and Other Limitations Affecting Security Holders--Limitations on Voting Rights.

    All holders of GDSs and CPOs, whether or not they are Eligible Mexican Holders, are entitled to give instructions as to the manner in which the CPO Trustee shall vote the L Shares whenever the holders of L Shares are entitled to vote. In the case of the holders of GDSs, those instructions must be given to the Depositary (who in turn conveys them to Banca Serfin, S.A., as Common Representative of the holders of the CPOs (the "Common Representative")). In the case of the holders of CPOs, the instructions must be given directly to the Common Representative. In both cases the Common Representative must receive the voting instructions at least five business days prior to the relevant meeting. See Item 6--Exchange Controls and Other Limitations Affecting Security Holders--Limitations on Voting Rights. Under our by-laws and Mexican law, holders of L Shares are entitled to vote only in limited circumstances. Holders of L Shares are each entitled to elect one of our nine directors and the corresponding alternate. See Item 10--Directors and Executive Officers--Directors. Holders of L Shares are entitled to vote on the following matters:

     o    transforming Grupo Elektra from one type of company to another;

     o    any merger in which Grupo Elektra is not the surviving entity;

     o de-listing of the L shares or securities representing them from the Mexican Stock Exchange or any foreign stock exchange or cancellation of the registration of such shares with the Mexican Registro Nacional de Valores e Intermediarios (National Securities Registry); and

     o actions that would prejudice the rights of holders of such series but not the rights of holders of other series.

    The payment and amount of dividends are subject to covenant restrictions and to the determination of our controlling shareholders.

    The payment and amount of dividends are subject to the recommendation of our Board of Directors and approval by our shareholders As long as our controlling shareholders continue to own a majority of these shares, they will have as a result the ability to determine whether or not dividends are to be paid and the amount of any dividends. In addition, our indentures contain covenants that restrict, among other things, our payment of dividends.

    The significant share ownership of the controlling shareholder may have an adverse effect on the future market price of the CPOs.

    Actions by our controlling shareholders with respect to the disposition of the shares they beneficially own, or the perception that such actions might occur, may adversely affect the trading price of the CPOs on the Mexican Stock Exchange and the market price of the GDSs. See Item 4--Control of Registrant.

    Holders of shares may experience dilution as a result of the exercise of stock options with exercise prices substantially below the market price of the shares.

    At December 31, 1999, we had outstanding stock options with respect to approximately 31 million CPOs at exercise prices ranging from approximately US$2.50 to US$4.00 per CPO. In addition to the options currently outstanding, we have in the past issued options at substantially below the then-prevailing market price of our CPOs, and we continue to actively consider doing so in the future. See Item 12--Options to Purchase Securities from Registrant or Subsidiaries.

    There are risks associated with the Mexican Stock Exchange.

    The Mexican securities market is not as large or as active as the securities markets in the United States and certain other developed market economies. As a result, the Mexican securities market has been less liquid and more volatile than other markets. To control excess price volatility, the Mexican Stock Exchange operates a system that suspends dealing in shares of a particular issuer when changes in the price of such shares (expressed as a percentage of that day's opening price) exceed certain levels. Under current regulations, this system does not apply to the CPOs so long as the GDSs are listed on the New York Stock Exchange or another foreign market.

    Developments in other emerging market countries may affect the prices for our securities.

    The market value of securities of Mexican companies is, to varying degrees, affected by economic and market conditions in other emerging market countries. Although economic conditions in such countries may differ significantly from economic conditions in Mexico, investors' reactions to developments in any of these other countries may have an adverse effect on the market value of securities of Mexican issuers. We cannot assure you that the market value of our securities would not be adversely affected by events elsewhere, especially in emerging market countries.

Risks Associated with Mexico

    Volatile Mexican Economic Conditions and Effect of Government Policies

    During the period from 1982 through 1987, Mexico experienced periods of slow or negative growth, high inflation, large devaluations of the peso and limited availability of foreign exchange. In the late 1980s and early 1990s, Mexico's growth rate increased, the inflation rate declined significantly and the U.S. dollar/peso exchange rate was relatively stable. Beginning in December 1994 and continuing through 1995, Mexico experienced an economic crisis characterized by the following:

     o exchange rate instability and devaluation of the peso; o high inflation; o high domestic interest rates;
     o    negative economic growth;
     o    reduced consumer purchasing power; and o high unemployment.

The economic crisis occurred in the context of a series of internal disruptions and political events, including:

     o    a large current account deficit;
     o    civil unrest in the southern state of Chiapas;
     o    the assassination of two prominent political figures;
     o    a substantial outflow of capital; and
     o    significant devaluation of the peso.

In response, the Mexican government implemented a broad economic reform program.

Economic conditions in Mexico have improved since 1996. Nevertheless, the decline in the price of oil and resulting reduction of federal revenues (petroleum taxes and duties account for approximately 33% of federal revenues) led to a slowdown in Mexico's economic recovery. Other factors that had a negative effect on Mexican economic conditions during 1998 included the volatility in the international financial markets resulting from the economic crises in Asia and Russia and the financial turmoil in countries such as Brazil and Venezuela. In addition:

     o as a result of decreased revenues from oil exports, the Mexican government passed a series of spending cuts that reduced public expenditures below their originally budgeted levels;
     o the annual rate of inflation was 18.6% during 1998; o interest rates on 28-day Cetes averaged 24.8% during 1998;
     o the Mexican government estimates that real GDP growth for the full year 1998 was 4.8%; and
     o    the peso suffered a 18.1% devaluation during 1998.

In 1999, the annual rate of inflation declined to 12.3% and the interest rate on 28-day Cetes averaged 21.4%. Also, in the same period the peso appreciated 4.4% and the country experienced a 3.7% GDP growth.

    In the future, the Mexican economy could continue to suffer from declines in foreign direct and portfolio investment due to international financial crises, inflationary pressures, high short-term interest rates and low oil prices. A deterioration in Mexico's economic conditions, or social instability, political unrest or other adverse social developments in or affecting Mexico could adversely affect our businesses, results of operations, financial condition and/or prospects. Presidential elections are scheduled for July 2, 2000, and a new governor for the Federal District of Mexico City will be elected on the same date. The outcome and consequences of these elections are uncertain. These factors may, however, lead to increased volatility in the foreign exchange and financial markets and thereby affect our ability to obtain and service foreign debt.

    In addition, the Mexican government has exercised, and continues to exercise, significant influence over the Mexican economy. Accordingly, Mexican companies (including us), market conditions, prices and returns on Mexican securities (including ours) could be significantly affected by Mexican governmental actions.

    The exchange rate of the peso has been and may continue to be volatile, and this may affect our operations

    The peso has suffered significant devaluations against the U.S. dollar in the past and may be subject to significant fluctuations in the future. The value of the peso:

     o declined by 41.7% against the U.S. dollar during 1994, from Ps.3.11 to Ps.5.33 per U.S. dollar.
     o depreciated by 30.3% to Ps.7.64 per U.S. dollar in 1995, fluctuating between Ps.5.33 and Ps.7.64.
     o weakened slightly in 1996, and was Ps.7.85 per U.S. dollar on December 31, 1996.
     o weakened again slightly in 1997, and was Ps.8.06 per U.S. dollar at December 31, 1997.
     o experienced another significant decline in 1998, depreciating by 18.1% to Ps.9.93 per U.S. dollar as of December 31, 1998.
     o appreciated 4.4% during 1999, ending the year at Ps.9.48 per U.S. dollar; and
     o    was Ps.9.51 per U.S. dollar on May 31, 2000.

    As of December 31, 1999, we had approximately US$267.0 million indebtedness denominated in U.S. dollars and the equivalent of US$55.1 million denominated in other currencies. We may in the future incur additional non-peso-denominated debt. Both the interest costs in pesos of our non-peso-denominated debt and the cost in pesos of our other non-peso-denominated expenditures are increased by declines in the value of the peso relative to other currencies. Such declines would also result in foreign exchange losses. Substantially all of our revenue is denominated in pesos, and such increased costs will not be offset by an exchange-related increase in revenue. The value of our assets, our liquidity and our results of operations were materially adversely affected by the devaluation of the peso in 1994 and 1995 and additional devaluations of the peso could also have a material adverse effect. Our operations in other countries in Latin America are increasingly important. The revenue stream derived from our operations outside of Mexico may be impacted adversely by the volatility of the currencies of the countries where we operate.

    Changes in Mexican exchange controls may affect our businesses

    From late 1982 until November 10, 1991, Mexico maintained a dual foreign exchange rate system, with both an exchange rate controlled by the Mexican government and a free market rate. During the four-month period from September 1, 1982 to December 20, 1982, the Mexican government imposed strict exchange control policies which limited the right to exchange pesos for U.S. dollars. From October 1992 to December 21, 1994, the Mexican central bank intervened in foreign exchange markets to maintain the peso-dollar exchange rate within a Mexican government-controlled band that widened daily. On December 21, 1994, the Mexican government suspended Banco de Mexico's foreign exchange market operations and thus allowed the peso to float freely against the U.S. dollar.

    While the Mexican government does not currently restrict the ability of persons to convert pesos into dollars or other currencies, we cannot assure you that the Mexican government will not again impose a restrictive exchange control policy. Such a policy could prevent us from paying our obligations in foreign currency. Nor can we assure you that the Mexican government will maintain its current policies with regard to the peso or that the peso's value will not fluctuate significantly in the future.

    Political conditions and events may affect the Mexican economy and our businesses

    In July 1997, national elections were held in Mexico in which parties opposed to the ruling Institutional Revolutionary Party ("PRI") increased their representation in the Mexican legislature, and the PRI lost its Congressional majority for the first time in over 70 years. Opposing parties also captured the mayoralty of Mexico City and the governorships of several states of Mexico. Although the term of President Zedillo, a member of the PRI, is scheduled to continue until December 2000, we cannot predict whether the increased political power of parties opposed to the PRI will not result in changes in Mexico's economic policies or impede the ability of the Zedillo administration to implement policies similar to those it has supported in the past. In addition, in the recent past, the transfer of power after presidential elections has been accompanied by a significant adverse effects on the economy. Presidential and Congressional elections are scheduled for July 2000, and the subsequent transfer of power may be accompanied by political instability, which could trigger, among other events, currency instability. These changes could have a material adverse effect on our businesses, results of operations, financial condition and prospects.


                                    OVERVIEW

General

    In what follows, we first discuss our business common to all our operations and then we discuss the specifics of our subsidiaries and affiliates and their products and services.

    We were founded in 1950 and are now the largest specialty retailing group in terms of number of stores and revenues in Mexico and one of the largest in Latin America, with a significant presence in Peru, El Salvador, Guatemala, Honduras and the Dominican Republic. As of December 31, 1999, we operated 946 retail stores of which 99 are located in five other countries in Latin America. We believe that through our 50 years of operations we have established a leading brand name and market position with regard to all our major products in Mexico.

    We have developed a standardized system for operating our Grupo Elektra stores. The system includes procedures for information technology, inventory management, transaction processing, customer relations, store administration, merchandise display and installment sales policies. As part of this effort, we have developed and maintain operating manuals outlining our procedures relating to maintenance, security and accounting.

    Our store operations are organized in operating areas. Our management structure provides that store managers generally report to regional managers, who report to area managers who, in turn, report to management at our headquarters in Mexico City.

    We operate four store formats that provide specific product mixes to well defined target markets. Our four formats are (i) traditional Elektra stores (ii) MegaElektra stores (iii) Salinas y Rocha stores and (iv) The One/Hecali stores.

    The traditional Elektra and MegaElektra stores sell brand name consumer electronics, white goods, small appliances and furniture targeting low and middle income segments of the Mexican and Latin American population. The Salinas y Rocha stores offer a similar line of products as the Elektra stores but are oriented to a higher socioeconomic bracket, and The One/Hecali stores sell fashionable clothing targeting mainly younger consumers. This segmentation of our target markets allows us to attract and retain customers throughout their lives.

    We also provide consumer finance in the form of installment sales, which is often the only financing option available to the majority of our customers. We believe that our installment sales program increases the number of potential customers, their loyalty and their purchasing power, thereby increasing overall sales and providing low-risk financing income, which results in increased profitability. We are currently considering a joint venture whereby a Mexican financial institution could offer mortgage services through our network.

Our Target Market

    Our target market is the middle class of Mexico and Latin America. In Mexico, we define the middle class as the 83% of the population that controls 76% of Mexico's household income. The Mexican Association of Research Agencies has done studies dividing the Mexican population into demographic groups based on household income:

Demographic Group     Household Income per Month           Percentage of Total
-----------------     --------------------------           -------------------
                                                                Population
                                                                ----------
       A/B               More than Ps.61,000                       7.3%

        C+         Between Ps.24,000 and Ps.61,000                 7.4%

        C           Between Ps.7,000 and Ps.24,000                25.6%

        D+          Between Ps.4,000 and Ps.7,000                 22.5%

        D           Between Ps.1,700 and Ps.4,000                 27.5%

        E                   Under Ps.1,700                         9.7%

    Our stronghold is the C and D groups. We believe that our "typical" customer is a person who is employed, owns his own home and has a household income of approximately US$6,000 per year, but does not own a car and therefore shops in his neighborhood or at locations served by public transportation. Our target market in all the countries of Latin America is determined following similar criteria, modified as necessary depending on the specific social and economic conditions of each country.

Merchandising and Marketing

    Pricing Policy

    Our pricing policy is to offer products at cash prices that are competitive in our target market. In addition, we design the installment sales program to provide our customers with financing for our products at an affordable weekly cost. Our marketing department monitors prices at competing stores and adjusts our cash and installment sales prices as necessary to keep them competitive. In some regions, individual store managers have the flexibility to match the prices of local competitors.

    Customer Service

    We believe that our commitment to customer service is a significant factor in providing us with a loyal and expanding customer base. Grupo Elektra offers a wide range of customer services, including among others, a guaranteed 30-day repair service for consumer electronics and appliances and a supplemental, limited warranty on all of our products other than furniture. We also operate a state-of-the-art customer service call-center that is open 365 days a year with approximately 80 agents. This call-center helps us deliver on our commitment to customer service.

    Advertising

    Our marketing strategy emphasizes nine factors in attracting and retaining customers: strong brands, quality service, merchandise variety, convenient store locations, installment sales availability, low prices, product availability, customer satisfaction, and functional display formats. We reinforce our marketing strategy through an aggressive advertising program utilizing television, radio and in-store promotional circulars, all of which are designed and prepared by our in-house advertising department. We vary the volume and specific media of our advertising efforts to match the size and customer profiles of our markets. Our advertising programs are designed to (i) highlight our broad selection of quality and brand name merchandise, (ii) introduce new products, and (iii) publicize special promotions and events. We have supplemented our advertising strategy through the implementation of a direct marketing program using our database of customers.

    In July 1993, our controlling shareholders, together with an investor group, completed the acquisition of certain media assets including two national television networks, a chain of movie theater properties and a television and movie production studio. In March 1996, we acquired 35.8% of the capital stock of Comunicaciones Avanzadas, S.A. de C.V. ("Casa"), the indirect controlling shareholder of TV Azteca, one of the two national broadcasters in Mexico. Elektra and Television Azteca (a subsidiary of TV Azteca) entered into a 10-year agreement pursuant to which Television Azteca agreed to air at least 300 commercial spots for Elektra per week, totaling 100 minutes per week or 5,200 minutes per year, during otherwise unsold airtime. Grupo Elektra pays US$1.5 million annually for such advertising time.

    In December 1998, Elektra entered into a separate 5-year agreement pursuant to which TV Azteca agreed to air commercial spots for Elektra at discount rates based on the gross rating points assigned to the airtime chosen by Elektra for each commercial spot. At least 60% of the commercial spots must be aired during "stellar" airtime, i.e. from 7:00 p.m. to midnight, and half of this 60% (30%) of all commercial spots must be aired during "prime" airtime, i.e. from 9:00 p.m. to 11:00 p.m. The remaining 40% may be aired during airtime other than from 7:00 p.m. to midnight. Under this agreement Elektra determines each year how much airtime to purchase from TV Azteca for that particular year. In 1999, Elektra purchased US$4 million of airtime under this agreement. During 2000, Elektra expects to purchase US$5 million of airtime under this agreement.

    We believe that our in-house advertising department provides us with valuable cost savings. Our annual expenditures for advertising were 2.0%, 2.1% and 2.1% of total revenues during 1997, 1998 and 1999, respectively. Approximately 32.2% of the Company's advertising expenditures in 1999 was spent on television advertising, 17.4% was spent on radio advertising, and the remainder was spent on various other forms of advertising, including the printing of promotional circulars. We traditionally offer certain seasonal promotions, on predetermined dates each year, including Christmas and Mother's Day.

    We believe our relationship with TV Azteca enhances our ability to effect our promotion strategy relative to other national and regional specialty retailers and to develop brand awareness of all our brands.

    Suppliers

    Three of Elektra's and Salinas y Rocha's suppliers, Grupo Mabe, Aiwa and Grupo Vitro, together accounted for more than 45% of our aggregate purchases of merchandise in the year ended December 31, 1999. Grupo Mabe accounted for 18.6% of merchandise, Aiwa accounted for 13.8% and Grupo Vitro accounted for 13%. No other supplier represented in excess of 12% of our purchases.

Installment Sales Program

    We finance customer purchases through our Elektrafin subsidiary. Our pricing strategy is to provide customers with a choice of a cash price or an alternative installment purchase price.

    The effective rate of interest charged by Grupo Elektra for its merchandise is determined at the time of an installment purchase and is a fixed rate. We believe that the weekly payments charged to our customers are competitive with those of competitors who offer similar programs. Grupo Elektra does not provide a statement of the effective interest rate included in the installment sales price to the customer. The installment sales program is regulated by the consumer protection legislation of the countries where the respective customers are located. In Mexico, the Consumer Protection Act imposes no ceiling on the interest rate a merchant may charge a consumer in an installment sale and does not require disclosure of the effective rate of interest charged by the merchant. The following table sets forth certain information concerning the consolidated installment sales program for all our operations:

                                                       As of and for the Year
                                                         Ended December 31,
                                                         ------------------
                                                   1997          1998         1999
                                                   ----          ----         ----
                                                 (in millions of Ps. as of December
                                                              31, 1999)
Accounts receivable retail
customers-net (at period end)(1)...................  1,720.6     1,344.3    1,678.8
Installment sales as a percentage
of merchandise revenues(2).........................     65.9%       66.9%      66.4%

Total number of open accounts
(at period-end)(1).................................  948,054     682,163    812,676

Average balance per retail
customer (Pesos)...................................  1,814.9     1,970.7    2,065.8

Reserve for doubtful accounts
after reduction for write-offs as a percentage
of gross retail receivables after write-offs(3)....      3.2%        6.4%       4.8%

Annualized weighted average cost of receivables
financing(4).......................................     23.4%       16.7%      17.7%

--------------
(1) Net of receivables securitization and net of allowance for doubtful accounts.
(2)  Includes mark-up on installment sales.
(3)  Net of receivable securitization.
(4)  Includes factoring and unsecured bank debt used to finance the receivables.

    We have provided in-store credit to our customers in our Elektra stores since 1957 and have introduced the same system in the other store formats through the years. Since our target customers are the segment of the Mexican population that typically has not had access to consumer credit, we have found the availability of an installment sales program to be an important factor in customers' purchasing decisions. We believe that the availability of an installment sales program also strengthens customer loyalty and increases overall revenues and provides us with additional income from a relatively low-risk credit portfolio.

    Credit Approval

    Approval for an installment purchase of electronics, appliances, white goods or furniture requires the customer to complete an application form, execute a credit contract and a promissory note, provide an official form of identification containing a photograph, a recent payroll receipt or income tax payment receipt, where an individual is self-employed, and evidence of home ownership, such as a receipt for property taxes. In addition, a second party is normally required to guarantee the promissory note if the customer does not meet the applicable financial requirements or does not own a home. We investigate the customer's and second party's credit prior to delivering the merchandise. Generally, we will not grant the customer credit if the weekly payments would be in excess of 20% of the customer's weekly gross income, or 12.5% at The One/Hecali. A regional manager must approve installment sales where the amount being financed is in excess of Ps.5,500 and an area manager must approve installment sales where the amount being financed is in excess of Ps.9,000. Since there is no credit bureau in Mexico that reports on consumer credit (other than on more affluent consumers with credit cards), an employee personally visits the customer's residence to confirm the accuracy of the credit application. Although these policies and procedures are generally applied throughout our retail sales network, store managers and credit managers have the discretion to deviate, within certain limits, from these policies when they find it is appropriate. The verification period usually takes less than 24 hours. If approved for credit, the customer makes weekly payments in cash at the Grupo Elektra store where he made the purchase. Due to the lack of widespread telephone service among our customers, we personally visit many of our credit customers. We have processed and carried out investigations on over four million credit applications since 1993, creating a valuable computerized database of information on our customers.

    Installment sales on products sold through our stores are documented by credit contracts and fixed-term promissory notes with fixed weekly payments and stated interest, if any. These promissory notes provide for a penalty interest rate in the event that payments are not made when due. Such penalty interest is computed daily on the past due payments until the payments are current.

    Collection

    The collection practices and repossession procedures we use in our operations in Mexico are regulated under the Mexican Commercial Code, the Consumer Protection Act and the Mexican Civil Code. In Latin America, we are regulated by each country's commercial, civil and consumer protection laws and regulations. Our collection operations are implemented and monitored at the individual store level. Each store has an installment sales manager who, under the regional manager's supervision, is responsible for extending credit and collecting that store's outstanding accounts in accordance with corporate guidelines.

    Our accounting policy is to record five percent of the value of the cash price of the merchandise sold pursuant to our installment sales program, plus the mark-up, less the downpayment, if any, as a provision for doubtful accounts. We write-off all the outstanding balance of accounts receivable once the amount past due becomes equal to 13 weekly payments but we continue collection efforts after writing off accounts receivable.

Information Systems

    We have developed in-house a state-of-the-art point-of-sale information system, which allows centralized real time seamless management of sales, costs, expenses, cash, services and inventory of stores. This system facilitates the flow of information between our stores and from our stores to our headquarters, thereby improving distribution of merchandise and facilitating the expansion of our installment sales operations. We are continuously designing new systems and improving existing systems with an in-house team of approximately 300 software engineers. In addition to point-of-sale systems, we are making a significant effort to improve distribution and logistics systems. These systems allow us to efficiently manage our distribution systems as well as the logistics and fulfillment of store merchandise. We have also established electronic data interchanges with the vast majority of our major suppliers to facilitate replenishment of inventory.

    Capital expenditures for information systems were Ps.294.6 million (US$31.1 million) in 1997, Ps.117.3 million (US$12.4 million) in 1998 and Ps.73.7 million (US$7.8 million) in 1999.

Employees

    As of December 31, 1999, we employed approximately 18,500 people on a full-time basis in our operations. None of our operating companies has any employees directly. Personnel services are provided by our other subsidiaries. We employ part-time employees to meet seasonal needs as necessary.

    Each employee's compensation package is comprised of a fixed salary and commission, based on company profit, operation volume and personal performance. If the employee does not meet the minimum personal performance standard, the employee only receives a fixed salary. Newer employees, during the first three months of their employment, usually receive only their fixed salary. After 3 months, most employees surpass the minimum personal performance standards and receive their fixed salary in addition to compensation based on performance. On average, an employee's fixed salary is 35% of his total compensation, with the remaining 65% of the compensation based on a variable scheme. This structure applies to salespeople, collectors and investigators. The employee's total variable compensation is unlimited.

    Credit, store, regional and area managers are compensated by a combination of a fixed salary and performance bonuses for each business unit they manage, sales, credit, money transfers, savings, etc. The performance bonus that a manager can receive from each unit is capped. Administrative personnel and the executive level employees are evaluated each trimester based on pre-established financial and operational goals, and based on the results, receive a performance bonus. On average, the fixed salary of an employee at this level represents 65% of their total compensation, and the bonus represents the remaining 35%.

    This compensation program has contributed to the successful implementation of our business strategies, and our successful employees receive a compensation package well above the market average.

    We recruit employees through advertisements at each store and by sending managers to high schools and universities to give conferences on our business and the opportunities we offer. Our policy is to hire store employees from within the local community where the store is located to offer better customer service.

    Training of Personnel

    We consider the training of our staff a high priority to ensure the highest levels of customer service. We recognize that the success of our retail operations ultimately depends in large measure on the level of service provided by its personnel. Every employee, from a cashier to a division manager, receives a description of his or her responsibilities and on-going training to help them develop the professional and personal characteristics necessary to provide Elektra's customers with the highest level of service. Employees are regularly briefed on the performance of their store and our operations as a whole. Since 1997, we have trained more than 20,000 employees at Elektra University, our in-house school of excellence, which includes model Elektra and The One/Hecali stores and offers over 120 educational programs. Elektra University also provides employees with skills training designed to train new employees and to keep current employees informed of changes and modifications to our operating procedures, as well as to demonstrate new products. New store employees generally receive two weeks of training at Elektra University prior to assuming responsibilities, and new store manages and credit managers, as well as new sales and credit regional managers, receive one month on average of training at Elektra University. In addition, we offer continuing education programs to our existing employees. During 1999, there were 20 of these programs, known as "Diplomados", that consisted of 230-hour-long courses designed to develop management skills for our store, regional and administrative managers. During 1999, more than 500 managers undertook these courses. These courses are taught at the Centro de Desarrollo Empresarial y Ejecutivo of the Instituto Tecnologico y de Estudios Superiores de Monterrey, one of the most prestigious business schools in Mexico.

Trademarks

    Our trademarks, including "Elektra", "MegaElektra", "Salinas y Rocha" and "The One", are registered with the Mexican Institute of Intellectual Property of the Ministry of Commerce and Industrial Development. We continue to invest in strengthening the protection of our trademarks through registration with the appropriate authorities in each country where we do business. Also, we have an ongoing program in all countries in which we have businesses to protect our brand names against piracy.

Our Strategy

    We seek to further expand our sales and increase our profitability by capitalizing on our position as a leading distributor of electronics, basic household goods, clothing and services in Mexico and elsewhere in Latin America and by leveraging our distribution network and customer base to offer new financial services, and to launch new ventures.

    Key elements of our strategy include:

    Mass Market Focus. We provide affordable goods and services to our target market which is young and growing, and includes the majority of the population in Mexico and those countries where we operate. The Mexican middle class, which we have served for the past 50 years, is made up of 78 million Mexicans. We target young customers, who are establishing new households every year and are relying on Elektra for their furniture, consumer electronics, appliances and white goods.

    Growth Strategy. We believe that with 946 stores as of the end of 1999, we have reached the size and market exposure necessary to establish our leadership in the specialty retail sector in Mexico and in the countries of Latin America where we have a presence. In this regard, we will have conservative growth in the future. We are focusing on a qualitative growth approach, including the conversion of all of our traditional stores into MegaElektra stores. The pillars to our growth strategy are:

     o Investment in Technology. We will continue to develop information and merchandise management systems that will allow us to achieve even more efficient management of our high-volume operations and to take full advantage of the satellite communications network that links most of our stores.

     o Investment in our Employees. Through our state-of-the-art training center, Elektra University, which offers actual store environments and multi-media computer equipment, and in our stores, we will continue to emphasize the individual responsibility of our employees while providing them with extensive training in our corporate standards of excellence. We will also continue to motivate our employees with career advancement opportunities and with cash bonuses, incentive programs, public recognition and a company-wide stock option program. We firmly believe that our workforce is an essential element in the future success of our business.

     o Exploiting the Benefits of Our Extensive Store Network. We intend to continue to exploit the benefits of our extensive store network with the introduction of new products and services. We develop products and services that we believe will best capitalize on our current retail and consumer finance competencies, while providing benefits to customers and increasing traffic in our stores.


    International Growth. In 1997, we began to operate stores outside of Mexico. As of the end of 1999, we operated 99 MegaElektra stores in El Salvador, Guatemala, Honduras, Peru and the Dominican Republic. Elektra follows a "cookie-cutter" strategy through which it transports its store formats and marketing strategies to countries that have similar demographics to those of Mexico. As of the end of 1999, international operations represented approximately 7% of consolidated revenues, and we believe this figure will grow, given our expected expansion in those areas.

    E-commerce. We believe that e-commerce will be an important source of our growth. We believe that a dramatic increase in internet access and usage among our traditional target market will occur over the next few years, resulting from lower-cost or free access to the internet, internet access in the workplace, and an anticipated rise in the purchasing power of the middle class. We intend to contribute to and benefit from this increase by distributing internet access and by selling personal computers and low-cost web appliances. The virtual world is a natural extension of our existing "brick & mortar" business units. Our e-commerce effort will focus on the same product lines found in our stores. However, the virtual store will allow for more breadth within the existing product lines.

    We believe that we are well positioned to translate our real-world business strengths into e-commerce business strengths on the internet for the following reasons:

     o    We have strong brands;
     o We have volume and critical mass to attain immediate economies of scale;
     o    We have strong relationships with suppliers;
     o We have access to the customer in the real world through our store network for both distribution and delivery of goods and customer service;
     o We have advanced logistics systems, including "last mile" distribution; and
     o Our payment system, including our credit program, will make internet shopping easier for the customer.

    We began our e-commerce operations with apparel products through our www.theone.com.mx virtual store. This site was launched on February 29, 2000. We launched the e-commerce business of Elektra on May 31, 2000. The internet site for this business can be found on our website at www.elektra.com.mx. Through these websites, we offer an extended line of products, including high-end merchandise that is not found in our stores. Initially, merchandise ordered through these sites may be paid for with a credit card or a bank deposit and shipped to the customer at the customer's expense or picked-up by the customer at a conveniently located Elektra store. In the future, we plan to introduce our installment programs and other means of payment for the internet site. We believe that this service will appeal both to members of our target market who have access to computers either at home or at their workplace, as well as to customers with incomes greater than those of our traditional target market. We can give no assurances that our e-commerce ventures will be successful.

    On May 9, 2000, we signed a five-year strategic alliance with Todito.com, an internet portal and marketplace for North American Spanish-speakers. Through our indirect shareholding in TV Azteca, we currently own 9.3% of Todito. The agreement covers the establishment of Todito Internet kiosks in our stores, reciprocal on-line promotion, as well as bilateral e-commerce support. The kiosks will sell low-cost computers and web appliances packaged with a Todito Internet connection service. Qualified customers will be able to purchase computer/Internet Service Provider/education packages through our consumer credit program. As part of the alliance, we were granted options to acquire up to 3% of Todito's capital stock over an eighteen-month period. Within the first six months of the alliance, we intend to determine with Todito the number of additional options that will be used to create incentives for Elektra employees.

    Customer Loyalty. We want to attract the young Latin American consumers with affordable products at Elektra, Salinas y Rocha and The One/Hecali and, as they mature and their preferences and incomes change, retain their loyalty through the whole store network. In addition to providing credit to support the purchasing habits of our target market, we have developed loyalty programs, such as "cliente amigo", which are aimed at rewarding frequent users of our money transfer services and to encourage future use of such services.

    Invest in Advertising and Publicity. We invest in advertising and publicity to achieve further consumer recognition and deeper market penetration, in particular, through television advertising on TV Azteca, our affiliate.

    Branding. We have implemented a new program called "Building Strong Brands", which focuses on enhancing our brand names. The program consists of several strategies. One such strategy is developing individual brand philosophies and concepts that underline our core values (closeness to the consumer, loyalty, trendiness and trust-worthiness). Our advertising campaign has been redesigned to depart from our traditional focus on low prices and is now stressing consumer value. Finally, we are training our top 100 executives so that they better understand the importance of "branding." We believe that stronger brands will result in the customer's willingness to pay a premium and thus higher margins for the Company.

    Enhance Consumer Financing Opportunities. We will further emphasize installment sales to increase the number of our potential customers and the purchasing power of those customers, and effectively manage our installment sales program to maintain the profitability and quality of our credit portfolio. We are considering additional opportunities in the finance area that permit us to leverage our customer base, our store network and our consumer finance competencies. We are currently considering a joint venture whereby a Mexican financial institution could offer mortgage services through our network. We can give no assurances that these projects will proceed and/or succeed.

Corporate Governance

    In October of 1999, our shareholders approved amendments to our by-laws which enacted significant changes in our corporate governance policies. These changes were designed to increase our transparency and accountability to our shareholders and to encourage good communications with our minority shareholders. The shareholders approved a decrease in the size of the Board of Directors, from 14 directors to nine. Also, the number of independent directors increased from three to four. Of the nine directors, no more than five may be nominated by or affiliated with the Controlling Shareholders or with our management, providing for greater representation of minority shareholders. The shareholders also authorized the creation of new board committees. Each of the committees is comprised of three members, two of whom must be independent directors. These include committees in the following areas:

     o    investments;
     o    audit; and
     o    management compensation.

The shareholders also approved amendments to the by-laws which formalize the existence of the committee on related party transactions. In addition, the shareholders approved a corporate governance charter and a requirement that beginning with the 2000 annual report, our annual report will contain a section on corporate governance and on the work of each of the Board committees during that fiscal year.



                                     ELEKTRA

Stores

    In Mexico we operate (i) 232 "traditional" Elektra stores, 50 of which are operated under our "Bodega de Remates" outlet format, and (ii) 366 "MegaElektra" superstores, in which we offer a broad range of internationally-recognized brand name consumer electronics, small appliances, white goods and household furniture. In Peru, El Salvador, Honduras, Guatemala, and the Dominican Republic we operate 99 MegaElektra superstores.

    Our traditional Elektra stores have an average size of 4,900 square feet. In 1992, we introduced our MegaElektra superstore format. The MegaElektra stores have an average size of approximately 9,400 square feet. The MegaElektra format allows us to increase our on-site inventory levels, increase the amount of floor space dedicated to our higher margin furniture product line, take advantage of certain economies of scale and lower our out-of-stock position. We have expanded the size of our newer traditional stores to increase the number of items (Stock Keeping Units or "SKUs") and the amount of furniture in those stores. Each of the MegaElektra stores offers approximately 505 SKUs, while each traditional Elektra store typically offers approximately 289 SKUs.

Merchandising and Marketing

    Merchandise Selection

    We offer our products at several different price points with the greatest inventory depth at the middle to low price levels. In addition, we sell Elektra-brand products at prices that are generally lower than the internationally-recognized brand name products that we sell in the same product category. Consumer electronics, which consist of video and audio equipment, as well as pagers, constitute our leading product category. We purchase the products that we sell from various domestic and international suppliers. See
Item 1--Description of Business--Merchandise and Marketing, and Item 1--Description of Business--Elektra--Elektra in Latin America--Merchandise and Marketing.

    Purchasing

    An important element of our marketing strategy is our ability to offer a wide selection of brand name products to our customers. We currently have a network of approximately 170 suppliers for our electronics, appliances and furniture products. Approximately 5% of these products are imported directly. We have developed strong relationships with the world's major suppliers of electronics and household appliances, as well as with well-established local manufacturers of furniture and household goods. We always maintain an offering of our product lines through a variety of vendors.

    Customer Service

    Among the customer services we offer is a guaranteed 30-day repair service for consumer electronics and appliances we sell. Under this program, if a product cannot be repaired within 30 days, we provide the customer with a replacement product until the original product has been repaired. During the period of repair, payments and interest on the product are suspended. We also supplement the manufacturer's warranty with a limited warranty that provides a minimum of 12 months of warranty coverage on all of our products other than furniture (which carries a 90-day warranty on materials and workmanship) and 18 months of warranty coverage on most televisions and major appliances. See Item 1--Description of Business--Additional Services--Extended Warranties. Since January 1997 through May 2000, we have sold 1,087,495 extended warranty policies. We also offer a 30-day refund and exchange policy on all of our products and operate in Mexico a state-of-the-art customer service call center that allows us to attend to customer inquiries and needs.

Installment Sales Program

    Credit Sales

    Elektra customers can choose to pay for merchandise on a weekly basis for a period ranging from 13 to 53 weeks.

    Elektra's total credit sales in 1999 represented 66.4% of our consolidated merchandise revenues. As of December 31, 1999, 53-week plan sales represented 11.0%, the 39-week plan sales represented 47.0%, the 26-week plan sales represented 37.0% and the 13-week term plan sales represented 5.0% of the total amount of Elektra's installment sales.

    During the second half of 1999, Elektra promoted the 26-week plan in an effort to gradually reduce its average portfolio length to 28 weeks. This plan reduced the amount of working capital we used and resulted in a higher portfolio turnover, which reduced our working capital needs. As a result, the average payment term was 34 weeks as of the end of 1999.

    Collection

    Elektra currently has approximately 3,000 employees dedicated to installment sales collections and investigations for purchases of merchandise at its Elektra stores. Customers make their weekly installment payments in person at the Elektra stores, which are open seven days a week, from 9:00 a.m. to 9:00 p.m. In the event that the customer misses two consecutive weekly installment payments, our collectors visit the customer in person at least once a week. If total arrearages exceed eight weekly payments, an installment sales supervisor will visit the customer weekly. When the customer's arrearages exceed 13 weekly payments, the matter is referred to our legal department, which sends an attorney to the customer's house or place of business to attempt to settle the collection matter. In the event that a customer's total arrearages exceed 16 weekly payments, we may institute judicial procedures to settle the claim by obtaining a court order for attachment of the customer's assets. However, our policy is to attempt first to reach an agreement with the customer whereby the customer resumes payment or the merchandise is returned. Returned merchandise is refurbished and transferred, together with floor models withdrawn from display, to Bodega de Remates, our chain of outlet stores created especially for this purpose.

ELEKTRA IN MEXICO

Stores

    At December 31, 1999, we operated a total of 598 Elektra stores in Mexico, including 366 MegaElektra superstores and 232 traditional Elektra stores (50 of which are operated as Bodega de Remates outlet stores), reflecting an increase of 17 stores since December 31, 1998. As of December 31, 1999, the total store area of Elektra stores in Mexico was 4,580,372 square feet, which reflects a 16.9% compound annual growth rate since 1995. At December 31, 1999, we owned 51 Elektra stores and leased 547 Elektra stores under one-year leases that typically allow us to renew such leases automatically for up to nine successive years.

    The following table sets forth certain statistics for traditional Elektra and MegaElektra stores in Mexico as of December 31, 1999:

                                                Traditional
                                                 Elektra(1)     MegaElektra        Total
                                                 ----------     -----------        -----
Number of stores...........................           232             366             598
Aggregate store area (square feet).........     1,140,886       3,439,486       4,580,372
Number of store employees(2)...............         1,818           2,983           4,801
-------------
(1) Including 50 Bodega de Remates outlet stores.
(2) Does not include our corporate or collections staff.  Elektra does not have any employees.  Personnel services are provided by other subsidiaries.


    Location

    We operate Elektra stores in 31 Mexican states and the Federal District. The following table sets forth information with respect to the distribution of our traditional and MegaElektra stores in Mexico as of December 31, 1999:

                              Number of Stores                    Store Area (square feet)(1)
                              ----------------                    ---------------------------
                                               % of all                                % of Total
      Zone         Traditional(3)  MegaElektra     Stores    Traditional  MegaElektra    Sales Areas
      ----         -------------  -----------     ------    -----------  -----------    -----------


Mexico City(2).         60            80           23.4       302,400      767,657         23.4
Center.........         16            47           10.6        73,668      413,765         10.6
Northeast......         26            32            9.7       111,869      313,994          9.3
Pacific........         21            39           10.0       116,315      365,467         10.5
West...........         33            31           10.7       158,768      290,938          9.8
South..........         20            34            9.0        97,736      286,019          8.4
Southeast......         22            36            9.7       104,313      344,757          9.8
Bajio..........         25            35           10.0       137,670      309,861          9.8
Border.........          9            32            6.9          38,147      347,028        8.4
                     -----          ----        -------     -----------  -----------    -------
Total..........        232           366          100.0%    1,140,887    3,439,486        100.0%
                       ===           ===          =====     =========    =========        =====

--------------
(1) Based on total surface area of each store.
(2) Includes the metropolitan area.
(3) The Traditional format includes 50 Bodega de Remates outlet stores nationwide.

    Expansion Plan

    We anticipate opening approximately 16 additional MegaElektra stores in Mexico in 2000. In addition, we intend to convert all of our existing traditional Elektra stores in Mexico to the MegaElektra superstore format either by renovation or relocation within the next two years.

    The average cost of opening a new MegaElektra store in Mexico is approximately Ps.2.9 million, excluding the cost of inventory and real estate, while the cost of converting a traditional existing store into the MegaElektra format varies depending upon available space and required renovation and has in the past averaged approximately Ps.1.4 million. The average time required to set up a new store is approximately three months. The traditional Elektra stores and MegaElektra stores utilize standardized modular racking, tiles, lighting and equipment. The modular design of our stores allows us to quickly and inexpensively close under-performing stores and move the furniture, fixtures and inventory from such stores to new locations.

    Elektra stores are typically located in Mexico's middle class neighborhoods. Criteria for the location of an Elektra store usually include pedestrian traffic of at least 200 persons per hour during peak hours for a traditional Elektra store and 250 persons per hour during peak hours for a MegaElektra store. We also consider automobile traffic in selecting store sites, although we believe that the majority of Elektra consumers walk to our stores or travel to the store by public transportation. We have in the past located our new stores primarily in the major metropolitan areas of Mexico. However, as the Mexican population outside the major metropolitan areas continues to increase rapidly, we believe that it will become increasingly important to locate stores in small-to-medium sized population areas of the country.

    We continuously evaluate our Elektra stores and close those stores that do not meet performance targets. We generally negotiate provisions in our leases for Elektra store locations that permit us to terminate our leases on three months' notice.

    The following table provides a history of our traditional and MegaElektra stores in Mexico since 1997:

                                                           1997       1998         1999
                                                           ----       ----         ----
Traditional Stores:
   Number of stores open at beginning of period.........     261        254        235
   Number of new stores opened..........................      19          2          5
   Number of stores converted to MegaElektra stores.....     (25)        (2)        (6)
   Number of stores closed..............................      (1)       (19)        (2)
                                                           -----     ------         --
   Number of Traditional stores open at end of period...     254        235        232
MegaElektra Stores:
   Number of stores open at beginning of period.........     197        272        346
   Number of new stores opened..........................      50         56         16
   Number of stores opened by conversion of                   25         19          6
   Traditional stores...................................
   Number of stores closed..............................       0         (1)        (2)
                                                           -----      -----      -----
   Number of MegaElektra stores open at end of period...     272        346        366
Traditional Stores and MegaElektra Stores:
   Number of stores open at beginning of period.........     458        526        581
   Total number of stores open at end of period.........     526        581        598


Store Operations

    Our store operations in Mexico are organized into nine operating areas. The operating areas contain four to five geographical regions, with each region consisting of nine to fifteen stores. Our management structure provides that store managers generally report to regional managers, who report to area managers who, in turn, report to management at our headquarters in Mexico City.

    Elektra stores in Mexico are open every day of the year, from 9:00 a.m. to 9:00 p.m. A typical, traditional Elektra store is staffed by a full-time manager, one installment sales manager, one credit investigator and two collectors and, on average, five sales and support personnel. A typical MegaElektra store has the same staff composition except that the number of sales and support employees ranges from 15 to 20, depending on the size of the store. We centralize the investigation and collection functions of our Elektra operations within a city when doing so is more efficient than handling such function at the individual store level. In Mexico City and Guadalajara, the credit investigation function has been centralized and is performed by a staff of 51 and 11 investigators, respectively. Our sales personnel operate on a sales commission basis, and store managers typically receive quarterly bonuses based on the profitability of the stores. Credit investigators and collectors are compensated based on the performance of their credit portfolios.

Merchandise and Marketing

    Our centralized merchandising and buying group for Mexico consists of a staff of seven buyers. Buyers are assisted by a sophisticated management information system that provides them with current inventory, price and unit sales information by SKU, thus allowing us to react quickly to market changes and to avoid inventory shortages or surpluses. We believe that our centralized purchasing system enhances our buying power and increases our ability to obtain favorable pricing and delivery terms from our suppliers.

    We currently distribute products to our Elektra stores from a 215,278 square foot warehouse and distribution facility located in Mexico City with satellite distribution centers in Guadalajara (50,590 sq. ft.), Monterrey (39,826 sq. ft.), Tijuana (24,219 sq. ft.), and Chihuahua (21,527 sq. ft.), and a support facility in Laredo, Texas. Deliveries to Elektra stores are made primarily by contract trucking carriers, although Grupo Elektra has a nominal number of trucks at each distribution center for movement of merchandise between stores and for special delivery requirements. Management believes that our distribution centers and support facilities significantly reduce freight costs and delivery time by providing warehouse space relatively close to our stores. Our distribution network is also a key element of our e-commerce business.

    Quality Control

    We operate quality control laboratories at our distribution centers, conducting random testing of products and approving new products as part of our on-going effort to ensure the quality of the products we sell.

Installment Sales Program

    The following table sets forth certain information concerning the installment sales program of Elektra's operations in Mexico:

                                                          As of and for the year
                                                             ended December 31,
                                                             ------------------
                                                  1997              1998              1999
                                                  ----              ----              ----
                                                 (in millions of Ps. as of December 31, 1999)
Accounts receivable retail customers - net
    (at period end)(1)                         Ps. 1,603.4        Ps. 953.6        Ps. 1,079.0
Installment sales as a percentage of
    merchandise revenues(2)                           68.7%            68.3%              67.0%
Total number of open accounts (at period
    end) (1)                                       850,765          376,030            383,258
Average balance per retail customer
    (Pesos)                                        1,884.7          2,535.9            2,815.4
Reserve for doubtful accounts after
    reduction
    for write-offs as a percentage of
    gross
    retail receivables after write-offs(3)             3.1%             6.2%               4.3%
Annualized weighted average cost of
    receivables financing(4)                          23.4%            16.7%              16.9%

--------------
(1) Net of receivables securitization and net of allowance for doubtful accounts.
(2) Includes mark-up on installments.
(3) Net of receivable securitization.
(4) Includes factoring and unsecured bank debt used to finance the receivables.

Competition

    Our electronics, appliance and furniture retail business is highly competitive. Including cash and credit operations, Elektra's margins are among the highest in the retail sector of Mexico. Earnings primarily depend upon the maintenance of high per-store sales volumes, efficient product purchasing and distribution and cost-effective store operations. The Mexican retail sector is highly fragmented and consumers are served by a number of formats, including traditional formats such as local, independent retail stores, modern formats such as retail chains and department stores, and informal outlets such as street vendors and markets. Management believes, however, that no competing business has the combination of a specialization in consumer electronics, major appliances and household furniture, national coverage, availability of an installment sales program and experience selling to the middle class that we possess. Also, department stores and discount clubs that carry the same merchandise lines generally offer less product variety than we do.

    Certain international retailers have established joint ventures with Mexican retailers and have opened stores in Mexico. We expect that other international retailers will do so in the future. Moreover, we believe that NAFTA, which established a North American "free trade" zone and generally eliminates import duties, tariffs and barriers among Mexico, the United States and Canada, will facilitate the entry of U.S. retailers into the Mexican market. The free trade agreement between Mexico and the European Union, which is expected to become effective July 1, 2000, will also facilitate the entry of European retailers into the Mexican market. We also compete against a significant informal market for our products. We believe that our brand recognition, goodwill in our name, 50 years of experience, extended warranties, repair service and credit availability provide us with a competitive advantage over the lower-priced goods sold in this informal market.

    On March 10, 1999, we were declared the winner of an auction to acquire a 94.3% equity interest in our most significant competitor in Mexico, GSyR. See
Item 1--Description of Business--Grupo SyR. We continue to face strong competition from Singer, Viana, Coppel, Famsa, several regional chains and an estimated 7,000 local, independent retail stores. The following table sets forth certain information concerning what we believe are our primary competitors in Mexico.



                                 Estimated Primary Region            Number of
     Store                         of Operations                      Stores(1)
     -----                         -------------                      ---------

Elektra                               Nation-wide                     688(2)
Singer                                Nation-wide                     176
Famsa                                 Northeast                       143
Coppel                                Northwest                       100
Ceteco                                Southeast                        38
Independent retail stores             Nation-wide                Approx. 7,000

---------------
(1) Estimates of Grupo Elektra, as of December 31, 1999.
(2) Includes Elektra and Salinas y Rocha stores.

    With 151 Elektra stores in the Mexico City metropolitan area, we believe that we are a leading specialty retailer of consumer electronics, small appliances, white goods and household furniture in that region. In Mexico City, we consider Singer to be our major competitor in the electronics, small appliances and white goods retail market. Except for Singer, in regions of the country outside Mexico City, most of our formal competitors are regional and local department and specialty stores. We believe that, through our Elektra operations, we are well-positioned to compete in all of our markets in Mexico.

Employees

    As of December 31, 1999, we employed approximately 10,000 people on a full-time basis at our Elektra operations in Mexico. Approximately 25% of our employees who worked in Elektra stores worked in Mexico City and the remaining employees were located throughout the rest of the country. Approximately 26% of our full-time employees who worked in Elektra stores were represented by one of five unions. We have a collective bargaining contract with each of our unions. Mexican labor laws require union contracts to be reviewed and renegotiated yearly, with respect to salaries, and every other year with respect to fringe benefits. The average salary increase contained in each of the new collective bargaining agreements during the past year for the union employees referred to above was above the average inflation rate in Mexico. We believe our relations with the employees involved in Elektra and Elektrafin operations are good; we have not experienced a strike since 1983.

Portfolio Securitization Program

    We utilize Elektrafin, a subsidiary of Grupo Elektra, to securitize our receivables. In July 1997, we completed our initial securitization of Ps.625 million (nominal), and in December 1997, we completed a second offering of Ps.241 million (nominal) in Ordinary Participation Certificates ("CPOs") on the Mexican Stock Exchange. These two programs have been fully repaid. In April 1998, we launched a Ps.793.3 million (nominal) four-year revolving securitization program, the first of its kind in Mexico. The yield is based on 28-day-Cetes rate plus 225 basis points. In December 1998, we launched a two-year revolving securitization of receivables in an offering of Ps.200 million (nominal) with a yield of Tasa de Interes Interbancaria de Equilibrio ("TIIE") plus 125 basis points. In September 1999, we issued a three-year revolving securitization of receivables in an offering of Ps.200 million (nominal), at a rate equal to the higher of TIIE plus 150 basis points or a yield indexed to the UDI (inflation indexed units of accounts) over 28 days. In April 2000, we launched a four-year revolving securitization of receivables in an offering of 127 million UDIs, equivalent to Ps.350.8 million (nominal), with a yield of 91-day UDI plus 8.35%. Nacional Financiera, S.N.C., Fiduciary division, acted as the fiduciary issuer of the CPOs. Our first three revolving securitizations programs were rated "AA," "AAA," and "AA+" by Fitch IBCA, and "MAA," "MAAA," and "MAA" by Duff and Phelps, respectively. Our last revolving securitization program was rated AAA(mex) by Fitch IBCA. Our securitization programs provide attractive financing alternatives. The proceeds are used primarily to pay short-term debt and to finance our working capital. Our securitization programs are arranged on a non-recourse basis. Maintenance of the programs and reinvestment of collection proceeds in new receivables requires compliance with certain overcollateralization, quality and receivables performance standards. See Item 9--Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources. In the future, we may enter into additional securitization programs.

ELEKTRA IN LATIN AMERICA

General

    In April 1997, we began our electronics, appliances and furniture retail operations in Latin America through the opening of four stores in Guatemala. This was the first step of an expansion process outside Mexico, namely in Guatemala, El Salvador, Honduras, the Dominican Republic and Peru.

    At December 31, 1999, we operated 99 international Elektra stores, reflecting an increase of 16 stores since December 31, 1998. The total store area of these Elektra stores was in excess of 841,060 square feet. We owned four of these Elektra stores and leased the others under mid-term leases that typically contain terms from five to ten years.

    We believe that our strengths in management, credit and marketing expertise, technological infrastructure and merchandising will enable us to compete successfully in various markets in Latin America and, over time, become a leading competitor in the region.

    For our expansion into Latin America, we have established in each of the five countries a corporation organized under the laws of such country. These corporations are owned by Elektra Centroamerica, S.A. de C.V., a subsidiary of Grupo Elektra, which is organized under the laws of Mexico. Our Latin American retail operations headquarters are located in San Salvador, the capital of El Salvador.

Target Market

    Our target market for our international retail operations is similar to the target market for our domestic retail operations. The profile of our "typical" customer for our international operations is that of a person who is employed or is self-employed and owns his or her home, but does not own a car and therefore shops in his neighborhood or at locations served by public transportation.

    The populations in the Latin America countries other than Mexico in which we currently operate--Guatemala, El Salvador, Honduras, the Dominican Republic and Peru--are young. According to the Latin American and Caribbean Demographic Center, approximately 50% of the population of these countries is less than 24 years of age. We estimate that over 70% of the population of these countries is in the middle class, as we define it, with our stronghold being represented by the lower middle class.

Stores

    The following table sets forth certain operating statistics for our Latin America Elektra stores (outside Mexico) as of December 31, 1999:

                                                               Dominican
                         Guatemala  El Salvador  Honduras    Republic      Peru
                         ---------  -----------  --------    --------      ----

Number of stores.........      26          14         15          23          21
Aggregate store area
   (square feet)......... 230,618     122,762    125,184     192,265     170,231
Number of store employees     198         135        137         108         221
   (1)...................
Average selling space
   (square feet).........   8,870       8,769      8,346       8,359       8,106
    -----------------
    (1)  Exclusive of corporate and collections staff.

    As of the end of 1999, Elektra had 99 MegaElektra stores and 5 distribution centers outside of Mexico, one distribution center in each of the foreign countries in which we operate (El Salvador, Guatemala, Honduras, Peru and the Dominican Republic).

    Expansion Plan

    We anticipate opening approximately 13 additional new international Elektra stores by the end of 2000 in the countries where we currently operate.

    The average cost of opening a new international Elektra store has been approximately Ps.3.1 million, excluding the cost of inventory and real estate. The average time required to set up a new store is approximately 3 months.

Store Operations

    The management structure for our international operations provides that store managers report directly to management at our headquarters, which is usually located in each country's capital (with the exception of Honduras, where our headquarters are located in the town of San Pedro Sula instead of the capital, Tegucigalpa).

    Our international Elektra stores are open every day of the year, except New Year's Day, usually from 8 a.m. to 8 p.m. A typical international Elektra store has the same staff composition as a MegaElektra store in Mexico. See Item 1--Description of Business--Elektra--Elektra in Mexico--Store Operations.

Merchandising and Marketing

    Purchasing and Distribution

    Our centralized merchandising and buying group for our international retail operations consists of a staff of five buyers who purchase substantially all electronics, appliances and household furniture merchandise for the international Elektra stores. All electronics and appliance merchandise is purchased in each country from local suppliers of brand name consumer electronics and from suppliers of major appliances such as Mabe, Vitro, Tappan, Atlas and Bosch. Household furniture, such as living room furniture, complete kitchen units, dressers and mattresses are purchased in each country from local suppliers, whereas bedroom furniture, dinettes, tables and chairs are generally purchased from Mexican suppliers.

    We currently distribute products to our international Elektra stores from a leased central warehouse and distribution facility that operate in each country. Deliveries to Elektra stores are made primarily by contract trucking carriers.

    The following table sets forth certain information regarding the warehouses from which Grupo Elektra distributes products to its international Elektra stores:

 Country                Warehouse Location (City)    Warehouse Area (Sq. feet)
 -------                -------------------------    -------------------------

 Guatemala                    Guatemala City                  53,819.5
 El Salvador                   San Salvador                   21,527.8
 Honduras                     San Pedro Sula                  26,909.8
 Dominican Republic           Santo Domingo                   64,583.5
 Peru                              Lima                       76,746.7

    The computerized management information system we developed for our Mexican Elektra operations has been adapted to meet the various subtle differences in terminology in each country as well as the unique tax requirements of each country. The system provides real-time satellite communication among the individual Elektra stores, each country's company headquarters, our Latin America operations headquarters (located in San Salvador) and our main headquarters in Mexico City.

    Our policies for our international retail operations with regard to pricing, customer service and advertising are practically the same as those applied to our operations in Mexico. See Item 1--Description of Business--Elektra--Elektra in Mexico--Merchandise and Marketing. One difference, however, is that every international Grupo Elektra store has an Express Service stand that offers the customer a fast repair service for small appliances and consumer electronics.

Installment Sales Program

    The following table sets forth certain information concerning our installment sales program for our Latin America operations:

                                              As of and for the year ended December 31, 1999
                                              ----------------------------------------------
                                               (in millions of Ps. as of December 31, 1999)
                                                         El                 Dominican
                                           Guatemala   Salvador   Honduras   Republic     Peru
                                           ---------   --------   --------   --------     ----
  Accounts receivable retail
     customers-net (at period end).....        52.5       49.1       64.1        63.6      68.1
  Installment sales as a percentage of
     merchandise revenues(1)...........       66.4%      75.4%      79.2%       77.5%     76.8%
  Total number of open accounts (at
     period-end)                             34,502     21,841     27,933      32,717    26,946
  Average balance per retail customer
     (in Pesos)........................       1,521      2,248      2,292       1,945     2,529
  Reserve for doubtful accounts as a
     percentage of gross retail
     receivables.......................        3.2%       3.0%       2.6%        3.1%      1.7%
  Annualized weighted average cost of
     receivables financing (2).........       21.6%      15.1%      30.8%       25.5%     16.1%
 -------------
 (1) Includes mark-up on installment sales
 (2) Includes unsecured bank debt used to finance the receivables.


    Credit Sales

    Total credit sales in 1999 represented 74.3% of our total sales in our international operations.

Competition

    Our electronics, appliance and furniture retail businesses in Latin America face numerous competitors in all product categories. Earnings primarily depend on the maintenance of high per-store sales volumes, efficient product purchasing and distribution and cost-effective store operations. The retail sector throughout Latin America is fragmented and consumers are served by a number of formats, including traditional formats such as independent retail stores, modern formats such as retail chains and department stores, as well as informal outlets such as street vendors and markets.

    The competition from organized competitors in these regions is relatively weak. This situation provides us with an added opportunity for growth, and over the medium-term, we envision expanding our presence to other Spanish-speaking countries in Latin America.

    We also face significant competition from the informal economy and parallel imports for the products we carry. We believe that our extended warranties, repair service and credit availability provide us with a competitive advantage over lower-priced goods sold in this informal market.

    The following table sets forth certain information as estimated by the Company concerning our primary competitors in the five Latin American countries outside Mexico in which we operate:

  Country                     Competitor            Estimated Number of Stores
  Guatemala                    Curacao                           31
  ---------                    -------                           --
                               Tropigas                          14
  El Salvador                  Curacao                           18
                               Prado                             19
                               Tropigas                          11
  Honduras                     Curacao                           16
                               Tropigas                          14
  Dominican Republic           Curacao                           22
                               Corripio                          11
                               Electro Land                      16
                               Antillana                         18
  Peru                         Carsa                             45
                               Curacao                           25

Employees

    As of December 31, 1999, we employed approximately 1,777 people on a full-time basis in our international operations. We employ part-time employees to meet seasonal demand as necessary. None of our employees in the Latin American countries outside of Mexico in which we operate is represented by a union. We believe that our relations with these international employees have been good since inception in 1997. Grupo Elektra has never been subject to a strike by our international employees.

    Training

    We have an extensive in-house education program to train new employees, keep current employees informed of additions and modifications to our operating procedures and demonstrate new products. New store employees generally receive two weeks of training prior to assuming responsibilities, and new store managers, credit managers, sales and credit regional managers receive three months of training at the Elektra University located in Mexico City. In addition, we offer continuing education programs to our existing employees. Training consists of both product training and classes focused on the social and personal attributes important for the particular position.

                                    GRUPO SyR

Acquisition of Grupo SyR

    On March 10, 1999, a syndicate of banks holding a majority equity interest in GSyR, together with certain individual shareholders of GSyR, declared Grupo Elektra the winner of an auction to acquire a 94.3% equity interest in GSyR. Grupo Elektra won the auction with a bid of approximately US$77.7 million. In addition, Grupo Elektra acquired tax losses of GSyR of approximately US$385.5 million, with a tax effected benefit of US$135 million. Subject to completing the merger between Grupo Elektra and GSyR, Grupo Elektra expects to use these tax credits over the next two to three years.

    At the time of its acquisition by Grupo Elektra, GSyR was a holding company whose principal subsidiary, Salinas y Rocha, was engaged in the sale of furniture, household goods and clothing through 86 traditional stores and 11 department stores. In addition, Salinas y Rocha provided in-store credit lines to its customers through the issuance of Salinas y Rocha credit cards.

    Throughout the last three quarters of 1999, we consolidated the 86 traditional Salinas y Rocha stores into Grupo Elektra, sold ten department stores to El Puerto de Liverpool, S.A. de C.V. ("Liverpool"), and converted the remaining department store into a Salinas y Rocha superstore. We streamlined the operations of Salinas y Rocha and retrained Salinas y Rocha employees to comply with our standards. In addition, we installed our information and inventory management systems and telecommunications infrastructure in Salinas y Rocha stores, all of which were remodeled and received additional inventory. We also converted the Salinas y Rocha credit program into Elektra's CrediFacil program. Finally, we developed promotional radio and television advertising aimed specifically at Salinas y Rocha's target customers. Management is also in the process of selling non-core assets, including certain unprofitable real estate holdings.

    Our management believes that the acquisition of GSyR will result in an increase in the competitiveness and profitability of both the Elektra and Salinas y Rocha chain of stores. Since their acquisition by Grupo Elektra, the GSyR operations have experienced a positive turn-around. Our management has restructured GSyR by reducing costs, creating more efficient operations and introducing systems and business strategies proven in Elektra operations. Some stores and real estate have been sold, and the remaining stores have been remodeled. Also, our management has reduced the GSyR workforce while imposing efficiencies by introducing store operations similar to those employed by Elektra. Finally, installment sales programs have been reintroduced, following the program used by Elektrafin.

    Strength of Retail Brand Name. The "Salinas y Rocha" brand name enjoys strong national recognition among Mexico's middle class. The acquired stores, which will continue to operate under the Salinas y Rocha name, specialize in sales of furniture and home appliances and cater to a demographic group with more purchasing power than the traditional Elektra customers. As a result, we are increasing our penetration of a higher income sector. While Elektra has typically been associated with easy access and affordability, Salinas y Rocha is recognized as a lifestyle brand name.

    Opportunities for Creating New Value in Salinas y Rocha. Our management believes that it can successfully offer a number of our products and services in Salinas y Rocha stores, including the credit services traditionally offered at Elektra stores. Management has already begun converting Salinas y Rocha customers from the Salinas y Rocha credit system to Elektra's credit system. In addition, we will increase our television advertising efforts in order to promote products offered in Salinas y Rocha stores. As a result, management believes that the expanded variety of products offered at Salinas y Rocha stores will result in higher levels of sales and customer satisfaction.

Target Market

    The target market of Salinas y Rocha's traditional stores is the Mexican middle and upper-middle class, consumers whom management believes have household income between US$8,000 and US$24,000 per year and between US$24,000 and US$61,000 per year, respectively. Salinas y Rocha's target market is therefore more affluent and has more purchasing power than Elektra's traditional target market, the Mexican lower-middle and middle classes.

    The Salinas y Rocha brand name is highly recognized among the middle socioeconomic segments of the Mexican population. Regardless of the financial difficulties experienced by GSyR in recent years, the name Salinas y Rocha is still associated with broad selection, quality and accessibility.

Property

    As of December 31, 1999, Salinas y Rocha leased 70 stores and owned 20 stores.

Merchandise

    Salinas y Rocha stores sell a combination of electronic goods, small appliances, white goods and furniture. Furniture provides larger profit margins than electronics and appliances. As a result of the fact that Salinas y Rocha stores sell a higher percentage of furniture (approximately 30% of Salinas y Rocha's total sales) relative to the percentage of furniture sold in Elektra stores (approximately 17% of Elektra's total sales), the potential consolidated gross margins for Grupo Elektra could be enhanced.

    The sales distribution of Salinas y Rocha, before and after the sale of the department stores (described below), for the year ended December 31, 1999 is set forth in the following table:


                             --------------------  -------------------
                                  Before the            After the
                                 Sale of the           Sale of the
                              Department Stores     Department Stores

                             -----------------------------------------
                                            Percentage
Electronics.................         20%                   35%
Household appliances........         20%                   25%
Furniture...................         24%                   30%
Clothes and accessories.....         26%                    0%
Other.......................         10%                   10%
                                   ----                  ----
Total.......................        100%                  100%
                                    ===                   ===

Installment Sales Program

    Salinas y Rocha has offered in-store credit to its customers, in the form of installment sales and revolving credit lines, since 1936. Prior to its acquisition by Grupo Elektra, Salinas y Rocha's credit operations, unlike those of Elektra stores, involved the issuance of a Salinas y Rocha credit card, which could be used to purchase merchandise at any Salinas y Rocha store. In addition, Salinas y Rocha's credit operations were managed by regional credit centers, as opposed to the individual store supervision conducted by Elektra stores. Since we acquired GSyR, Salinas y Rocha has discontinued its credit program and has implemented an installment sales program that is identical in all significant respects to the credit program conducted by Elektra stores, except that payments are made biweekly.

    Salinas y Rocha stores currently provide to customers a choice of a cash price or an alternative biweekly installment purchase price. Salinas y Rocha customers can choose to pay for merchandise on a biweekly basis for periods of 12, 24, 40 or 48 weeks. For the year ended December 31, 1999, Salinas y Rocha's total credit sales represented approximately 54.9% of Salinas y Rocha's total sales. As of the same date, 48-week plan sales represented 5.0%, 40-week plan sales represented 57.0%, 24-week plan sales represented 24.0% and 12 week plan sales represented 14.0% of the total amount of Salinas y Rocha's installment sales. In addition, as of the same date, 48-week receivables represented 0.3%, 40-week plan receivables represented 74.4%, 24-week receivables represented 15.4% and 12-week receivables represented 9.9% of Salinas y Rocha's installment sales receivables portfolio.

    The following table sets forth, as of December 31, 1999, certain information regarding Salinas y Rocha's installment sales operations under our ownership:


                                                                           December 31, 1999
                                                                           -----------------
                                                                            (in millions of
                                                                               pesos as
                                                                         of December 31, 1999)

Accounts receivable retail customers (at period end) (1)................        Ps. 185.7

Installment sales as a percentage of merchandise revenues(2)............             62.3%

Total number of open accounts (at period end)                                    65,666

Average balance per retail customer (in Pesos)..........................          2,828.2

Reserve for doubtful accounts after reduction for write-offs as a
    percentage of gross retail receivables before write-offs............             11.4%

Annualized weighted average cost of receivables financing(3)............             16.9%
---------------
(1) Net of allowance for doubtful accounts.
(2) Includes mark-up on installment sales.
(3) Includes factoring and unsecured bank debt used to finance the receivables.

    Credit Approval and Collection

    Prior to Grupo Elektra's acquisition of GSyR, Salinas y Rocha's credit approval and collection procedures were conducted through regional credit centers, each of which was responsible for the implementation of these procedures for a number of Salinas y Rocha stores. After Grupo Elektra's acquisition of Salinas y Rocha, the operations of the regional credit centers were discontinued. Credit approval and collection procedures of Salinas y Rocha's installment sales program are now conducted by credit managers, investigators and collectors located in each Salinas y Rocha store. In addition, credit approval and collection procedures are now substantially similar to those of Elektra's installment sales program, except that Salinas y Rocha offers customers biweekly installment credit programs. See Item 1--Description of Business--Elektra--Installment Sales Program--Credit Sales and Item 1--Description of Business--Elektra--Installment Sales Program--Collection.

Employees

    At December 31, 1999, approximately 1,423 employees worked in Salinas y Rocha's operations, approximately 4.8% of which belonged to labor unions. GSyR has never experienced a labor strike, and management believes that it has good employee and labor relations. During 1999, management began converting all employee compensation to the system currently utilized by Grupo Elektra, which provides for a higher percentage of performance-based compensation. In addition, management is converting all employee benefit plans to those currently provided by Grupo Elektra, including medical, life and pension benefits.

Corporate Reorganization--Merger

    After the acquisition of GSyR, Grupo Elektra initiated a corporate reorganization to take advantage of certain tax loss carry-forwards reported by GSyR, and to make the corporate structure more efficient. We acquired approximately US$385.5 million in tax losses, with a tax effected benefit of US$135.5 million, and we expect to use these tax losses over the next two to three years. We intend to complete as soon as practicable a merger between us and GSyR. This merger will permit us to take full advantage of these loss carry-forwards.

    The corporate reorganization has thus far consisted of the following steps:

     o    On July 30, 1999, Salinas y Rocha spun off three operating companies:
          (i) Salinas y Rocha, (ii) Elektra Comercial, S.A. de C.V., and (iii) Elektrafin Comercial, S.A. de C.V.;

     o On November 12, 1999, Corporacion Diprofin, S.A. de C.V. and Articulos Domesticos al Mayoreo, S.A. de C.V., subsidiaries of Grupo Elektra, respectively, merged with and into GSyR;

     o On December 8, 1999, Elektra, S.A. de C.V. and Elektrafin, S.A. de C.V. merged with and into Elektra Comercial, S.A. de C.V. and Elektrafin Comercial, S.A. de C.V., respectively.


    As a result of this corporate reorganization, we own 99% of GSyR, which has Elektra Comercial, S.A. de C.V., Elektrafin Comercial, S.A. de C.V., Salinas y Rocha and The One/Hecali as its main operating companies.

    In order to utilize most efficiently the tax losses of GSyR, we intend to merge Grupo Elektra into and with GSyR as the final step in the series of intercompany reorganizations described above. Upon completion of this merger, the name of Grupo SyR would be changed into Grupo Elektra and all the operating companies will be its subsidiaries, including Elektra, Elektrafin, Salinas y Rocha and The One/Hecali.

                                 THE ONE/HECALI

    The One/Hecali is our chain of clothing stores. At December 31, 1999, The One/Hecali had 159 stores throughout Mexico. Our strategy at The One/Hecali is to expand our store network and support the stores with strong management, automated material handling, state-of-the-art information systems and communications, credit, substantial television advertising and selling space.

Conversion of Hecali to "The One"

    During the second quarter of 1999, we initiated a conversion of the name and format of our Grupo Hecali, S.A. de C.V. ("Hecali") stores to "The One", a new apparel chain providing high-quality basic garments for the entire family. We expect to convert all Hecali stores into The One. As of the end of 1999, the Company had already converted 76 stores with the remaining 83 stores expected to be converted by the end of 2000. Conversion to the new format costs approximately US$100,000 per store.

    The One stores feature a higher quality and broader range of products within each line than Hecali stores. This change permits us to reduce the number of suppliers we deal with and lowers our inventory levels. Because the products are of a higher quality, prices at The One stores will generally be higher than those at Hecali stores, and we expect to earn higher profit margins. The One stores also provide us the opportunity to develop private labels. We offer financing to customers similar to the financing provided to Hecali customers.

    On February 29, 2000, The One/Hecali launched an Internet web-site (www.theone.com.mx), which may be accessed by customers at home or at The One stores. The web-site allows customers to place orders for The One products, which will be delivered to customers anywhere in Mexico.

Stores

    At December 31, 1999, there were 159 The One/Hecali stores in operation. At December 31, 1999, The One/Hecali owned four stores and leased 155 stores under mid-term leases that typically contain terms from five to ten years. The One/Hecali stores range in size from 1,195 to 10,269 square feet with an average 3,853 square feet of selling space.

    The following table sets forth certain operating statistics for The One/Hecali stores as of, and for the year ended, December 31, 1999:

        Sales (Ps. Millions)(1).......................  690.2
        Number of stores..............................    159
        Aggregate store area (sq. ft.)..............612,767.9
        Number of store employees(2).................. 2,323
         -------------
         (1) Excluding mark-up on installment sales.
         (2) Exclusive of corporate and collections staff.

    Location

    The One/Hecali operates stores in 65 cities in 29 Mexican states. The following table sets forth information with respect to the distribution of The One/Hecali stores in Mexico as of December 31, 1999:

                             Number of Stores        Store Area (sq. ft.)
                            ----------------        --------------------
                                                                   % of
                            The        % of all        The         Total
     Zone                One/Hecali     Stores     One/Hecali      Stores
     ----                ----------     ------     ----------      ------
 South..................      58          36.5      221,801.1       36.2%
 Mexico City............      29          18.2      100,298.1       16.4%
 West...................      26          16.4      105,626.3       17.2%
 Pacific................      21          13.2       85,713.0       14.0%
 North..................      25          15.7       99,329.4       16.2%
                             ---         -----       --------      -----
         Total..........     159         100%       612,767.9      100%
                             ===         ====       =========      ====

        Expansion Plan

    The One/Hecali anticipates opening approximately seven additional stores in Mexico by the end of 2000. The average cost of opening a new The One/Hecali store is approximately Ps.2.3 million, excluding the cost of inventory and real estate. The average time required to set up a new The One/Hecali store is approximately three months.

    The following table provides a history of The One/Hecali store program as of December 31, 1997, 1998 and 1999.

                                                           1997    1998    1999
                                                           ----    ----    ----
The One/Hecali Stores:
    Number of stores open at beginning of period.......      63     110     155
    Number of new stores opened........................      48      50       5
    Number of stores closed............................      (1)     (5)     (1)
                                                            ----    ----    ----
    Number of The One/Hecali stores open at end of period   110     155     159
                                                            ===     ===     ===

Merchandising and Marketing

    Merchandise Selection

    The One/Hecali stores, which average approximately 3,853 square feet of selling space, offer a broad range of basic and sports apparel and shoes for men, women and children at different price levels with the greatest inventory at the middle-to-lower price levels. The following table sets forth the approximate percentages of total retail merchandise revenues (excluding mark-up for installment sales) from each of The One/Hecali's principal product lines for 1997, 1998 and 1999:

                                           Year Ended December 31,
                                           -----------------------
                                      1997          1998           1999
                                      ----          ----           ----
Men's clothing.................        63.3%         57.9%          56.2%
Children's clothing............        18.8          16.7           20.6
Ladies' clothing...............         6.7          17.5           20.2
Sport shoes....................        11.2           7.9            3.0
                                     ------       -------        -------

        Total..................       100.0%        100.0%         100.0%
                                      =====         =====          =====

    Pricing Policy

    The policy for The One/Hecali operations is to offer its products at cash prices that are competitive in its targeted markets. In addition, its installment sales plan is designed to provide its customers at its The One/Hecali stores with financing for the products offered at an affordable weekly cost.

    Purchasing and Distribution

    An important element of The One/Hecali's marketing strategy is its ability to offer a wide selection of brand name products to its customers. As of December 31, 1999, The One/Hecali had a network of approximately 102 suppliers, 18 of which supplied the majority of its products.

    The centralized merchandising and buying group consists of a specialized staff of buyers who purchase substantially all merchandise for The One/Hecali stores.

    The One/Hecali currently distributes products to its stores from its Toluca warehouse. Deliveries to The One/Hecali stores are made primarily by 17 contract trucking carriers, although Grupo Elektra has a nominal number of trucks at the distribution center for movement of merchandise between stores and special delivery requirements. The One/Hecali's contract carriers employ a fleet of approximately 77 trucks to deliver merchandise to stores. Merchandise for The One/Hecali can be sourced from a large number of suppliers (including private label manufacturers).

Installment Sales Program

    Operations

    The One/Hecali has developed a system to extend credit for smaller ticket purchases, and has provided in-store credit to its customers since January 1996.

    The following table sets forth certain information concerning the installment sales program on The One/Hecali's products:

                                                                 As of and for the Year
                                                                   Ended December 31,
                                                                   ------------------
                                                             1997          1998         1999
                                                             ----          ----         ----
                                                           (in millions of Ps. as of December
                                                                        31, 1999)
Accounts receivable retail customers-net (at period end)    Ps. 36.3    Ps. 80.7       Ps.116.7
Installment sales as a percentage of merchandise                27.0%       39.3%          52.9%
   revenues(1).......................................
Total number of open accounts (at period-end)........         64,263     181,320        219,813
Average balance per retail customer (in Pesos).......          564.6       445.2          530.9

---------
(1)  Includes mark-up on installment sales.

    Collection

    The One/Hecali collection practices are implemented and monitored at the individual store level. The One/Hecali currently has approximately 450 employees dedicated to installment sales collections and investigations.

Competition

    In general, The One/Hecali's competitors in the clothing retailer business include other specialty stores, department stores and warehouse clubs, some of which are national and international in scope and have greater resources than The One/Hecali. We believe the main competitors for The One/Hecali are Super Jeans, Edoardos and the private labels of department stores.

Employees

    As of December 31, 1999, The One/Hecali employed approximately 3,478 people on a full-time basis. Approximately 4.9% of The One/Hecali full-time employees were, as of December 31, 1999, represented by one of five unions. Mexican labor laws require union contracts to be reviewed and renegotiated yearly, with respect to salaries, and every other year with respect to fringe benefits. We believe that our relations with these employees are good; since assuming control of The One/Hecali in 1996, Grupo Elektra has not been subject to a strike by its employees who work at The One/Hecali stores.

                               ADDITIONAL SERVICES

Money Transfer Business

    Through our operations in Mexico, we participate in two separate sectors of the money transfer business. Through "Dinero en Minutos", Grupo Elektra acts as paying agent in Mexico of electronic money transfers initiated by agents of Western Union Financial Services, Inc. to transfer funds electronically from abroad, primarily originating in the United States, to Mexico. Elektra and The One/Hecali stores offer customers electronic money transfer services within Mexico. During 1999, we generated Ps.347.6 million in revenue from Dinero en Minutos and Dinero Express.

    Dinero en Minutos

    In October 1993, we entered into certain joint arrangements (the "Joint Venture Arrangement") with Western Union Financial Services, Inc. ("Western Union") to provide electronic money transfer services in Mexico. These arrangements provided us with the benefit of increased customer traffic in our stores and also generated U.S. Dollar revenue. Under the Joint Venture Arrangement, Western Union's worldwide network of agents originated electronic money transfers to Mexico, and Elektra's domestic network of stores, as well as certain banks and other retailers that do not compete directly with the retail operations of Elektra, distributed such electronic money transfers as agents in Mexico. Western Union's Will Call Money Transfer Service (the "Will Call Service") was marketed through the Joint Venture Arrangement in Mexico under the trade name "Dinero en Minutos."

    In January 1996, Elektra sold its interests in the entities established pursuant to the Joint Venture Arrangement to American Rapid Corporation Inc., a wholly-owned subsidiary of Western Union ("American Rapid"), for US$20 million and received its share of all undistributed net profits in the form of a dividend. In addition, Elektra and Western Union entered into a ten-year Exclusive Services Agreement dated January 11, 1996 (the "Exclusive Services Agreement"), which provided the framework for the continued service by Elektra as an agent for Western Union's Will Call Service in Mexico. Pursuant to the Exclusive Services Agreement, Elektra received US$142 million, which was deposited in escrow with First Bank, National Association (the "Escrow Agent"), in consideration for (i) the services to be rendered pursuant to the agency agreements described below, (ii) terminating the prior agreement relating to foreign exchange gains and (iii) agreeing to certain noncompete covenants. Grupo Elektra has caused the money deposited in escrow to be invested in 2% of the capital stock of each of Elektra, Elektrafin and Importaciones Electronicas Ribesa, S.A. de C.V., each a subsidiary of Grupo Elektra (the "Western Union Transaction"). These subsidiaries in turn applied the funds to repay short-term debt of Grupo Elektra, to reduce accounts payable to our suppliers, to pay a portion of the cash consideration of our investment in Casa and for general corporate purposes.

    Under the Inbound Agency Agreement, dated January 11, 1996 (the "Inbound Agency Agreement"), between Elektra and American Rapid (entered into pursuant to the Exclusive Services Agreement between Elektra and Western Union), Elektra acts as one of the authorized agents used by Western Union to implement and provide the Will Call Service in Mexico. This service consists of the transfer of money originating outside Mexico by persons who pay Western Union's agents an amount in U.S. Dollars (or an appropriate local currency) to be sent to persons in Mexico who receive such amount in Pesos. Grupo Elektra transferred the equivalent of US$532.8 million in 1997, US$570.7 million in 1998 and US$643.4 million in 1999. We believe that, based on 1999 volume, we are the largest money transfer agent in Mexico. Elektra receives an agency fee in U.S. Dollars in respect of the transactions completed during each month.

    Western Union and Elektra also entered into a Foreign Exchange Agreement, dated January 11, 1996 (the "F/X Agreement"), whereby Elektra receives a percentage of the net foreign exchange gain with respect to the portion of the money transfer business for which Elektra provides services. Under the F/X Agreement and the Inbound Agency Agreement, until January 11, 2000 Elektra received approximately 2.5% of the monies transferred into Mexico, as compensation for acting as the transfer agent and, pursuant to the agreement, we now receive approximately 6% of such monies. The exact percentage depends on the spreads realized by Western Union in respect of foreign exchange transactions and the commission charged to its customers. The net foreign exchange gain for each month is paid in U.S. Dollars.

    Elektra is the largest paying agent for Western Union in Mexico. Western Union operates approximately 35% of the total volume of electronic money transfer operations to Mexico, and transfers approximately 39% of the total amount of dollars transferred to Mexico electronically.

    Competition

    We believe that Western Union accounted for over 50.7% of the electronic money transfer business into Mexico in 1998. Western Union's major competitor in the electronic money transfer business to Mexico is MoneyGram. MoneyGram has an agreement with Banco Nacional de Mexico, S.A., and we believe that MoneyGram transacts approximately 20.4% of the electronic money transfers to Mexico. First Data Corporation, which in 1996 owned a controlling interest in both Western Union and MoneyGram, disposed of its interest in MoneyGram in December 1996 pursuant to a consent decree. We believe that the remainder of the market consists primarily of relatively small, often family-run, operations and some smaller money transfer chains, primarily located in California and Florida, which generally have less than 50 agents each.

    Dinero Express

    We believe that Dinero Express is the first standardized intra-Mexico money transfer service offered to Elektra's customer group by a major enterprise. From the startup of Dinero Express's operations in February 1996 through December 31, 1999, the number of money transfers handled by Dinero Express grew at a compounded average monthly rate of 9.2%. The number of money transfers grew 46% during 1999. We believe that Dinero Express has brought an increase in store traffic, and that television advertising through TV Azteca has been a large factor in the success of this business.

Savings Accounts Services

    In August 1997, we launched in Mexico a savings account service in alliance with Serfin. Through this alliance, we promote savings by Elektra's low to middle income customer base. This savings account service enables Elektra's customers to open Serfin bank savings accounts named "Guardadito" at small kiosks located within stores throughout Mexico. These small kiosks act as a limited Serfin branch, and Serfin hires and pays the employees who staff these kiosks. We believe that this venture increases the financial products and services being offered to the middle class consumer in Mexico, the majority of whom have formerly depended primarily on informal savings mechanisms.

    We view the Guardadito product as providing further opportunities for customers to visit our stores, as well as providing increased profits from commissions from Serfin. A minimum deposit of Ps.20 is required to open an account, but there are no direct commissions or fees paid by the customer, and the savings in the account generate interest. Under its agreement with Serfin, Grupo Elektra is entitled to a commission equivalent to 50% of the profit made by Serfin from Guardadito savings accounts. The profit is determined by multiplying the total deposits in Guardadito accounts by the difference between the TIIE rate and the rate paid by Serfin to Guardadito account holders, less any expenditures of Serfin in connection with the Guardadito savings account service. This commission is paid on a monthly basis.

    There are two different types of "Guardadito" accounts: "Guardadito Ahorro," which consists of a passbook savings account that generates interest, and "Guardadito Tanda," which consists of a savings club whereby the customer deposits a fixed amount of cash (a minimum of Ps.20) on a weekly basis for a certain term (8 to 52 weeks) after which the customer receives the total amount of cash saved along with the earned interest.

    As of December 31, 1999 there were approximately one million "Guardadito" savings accounts maintained by Serfin with an average balance of approximately Ps.200.

Photo Products and Processing Services

    In January 1997, we began offering photo processing services at selected Elektra stores in Mexico under the trademark of "Fotofacil." The photography kiosks at Elektra stores offer products such as film, cameras, photo albums, batteries, frames and audiocassettes, as well as services such as film development and ID photography. The space required in Elektra stores for installation of photography minilabs is approximately 108 square feet (ten square meters). Generally, two specialized salespersons staff each minilab. The average development time for a roll of film is one hour.

    As of December 31, 1999, we had installed Fotofacil kiosks in 130 Elektra stores which generated a total of Ps. 58.8 million in revenue.

Unefon Agreement

    We market and distribute the telephony services of Unefon to the public. As a result of the current nationwide network deployment plan, Unefon hopes to deploy the network in as many as 20 cities throughout Mexico year-end. Unefon's network is currently available in Toluca, Acapulco, Leon and parts of Mexico City. Unefon base stations and network equipment can be found on the premises of certain Elektra stores.

    The principal target market for Unefon's telephony services is the same as our customer base, the primarily middle to lower-income individuals and small to microbusinesses that do not own a telephone, but can afford one. Unefon believes that this potential market is comprised of 10 million households and businesses. We also administer Unefon subscriber payment transactions and serve as Unefon's collection agent for all its prepaid services. Our installment sales program is made available to customers for the purchase of the phone terminal and accessories.

    Under our current renewable ten-year contract with Unefon, as compensation for our services, we are to receive 3% of Unefon's gross revenue annually and 2% of total receipts paid by subscribers at our stores. Unefon would also pay to us a subscriber registration fee of US$3 (Ps.28.4) for every new subscriber, a subscriber investigation fee of US$3 (Ps.28.4) for every subscriber application and, in the lending commercial plan, a fee of US$3 (Ps.28.4) for each successful collection from subscribers who have not prepaid their service at the end of the relevant period. We also receive an annual fee of US$3,000 (Ps.28,440) for each store where Unefon's radio base stations or other transmission equipment is located.

    Unefon is entitled to defer payment of all amounts due under the agreement (except the US$3 per subscriber registration fee) during the initial three years of operations to the end of the fifth year of operations and amounts due in the fourth or fifth year of operations to the end of the sixth year of operations, in each case, with interest charged on deferred amounts at a rate equal to the average annual rate of our peso-denominated debt. Starting with the sixth year of operations, these payments are due on a current basis. Unefon's ability to make payments for services rendered during the first five years of operations under the Unefon Agreement (except for the US$3 subscriber acquisition fee) is subject to limitations under the terms of its outstanding indebtedness.

        Unefon has launched several commercial plans that vary from its original business plan. Its original commercial plan provided for handsets to be lent to customers, and the customer would pay an activation fee and would commit to a minimum monthly payment. Under the new commercial plan, the customer may select one of the following options: (i) to borrow the handset, at no charge, and pay an activation fee and a minimum monthly payment for the Unefon services; (ii) to purchase the handset, in which case no activation fee or minimum monthly payment is due for the Unefon services; or (iii) to purchase the handset using Elektra credit, in which case no activation fee or minimum monthly payment is due for the Unefon services.

        At present, Unefon sells airtime for local calls and domestic and international long-distance calls only through prepaid calling cards. Unefon, however, expects also to offer customers the option of paying for calls after calls are made once Unefon's billing system permits it to offer this option.

    As part of its investment in Casa and in TV Azteca through Casa, Grupo Elektra indirectly owns 9.3% of Unefon.

Extended Warranties

    In September 1997, we launched in Mexico our extended warranty service that includes warranty certificates and additional service contracts under the trademark of "Milenia." This service is becoming a more prominent contributor to our overall revenues.

    The extension of a product warranty is only available for electronics and appliance merchandise. There are three terms of extended warranties: two, three and five years. The program's goal is for Grupo Elektra's customers to rely on a professional product maintenance service and for the program to achieve a penetration of six percent of Elektra's total sales. Under the extended warranty program, Grupo Elektra independently repairs and provides maintenance for products when they are not covered by the manufacturer's warranty. This program is currently offered only to a limited number of products at the Elektra stores, but there are plans to introduce it to other product lines as well as in Salinas y Rocha stores. Grupo Elektra's customers can pay the price of the warranty through Grupo Elektra's installment sales program on the same credit terms that apply to the merchandise.

    As of December 31, 1999, we have sold 1.1 million extended warranties with an average price of Ps.322 for the two-year warranty, Ps.520 for the three-year warranty and Ps.686 for the five-year warranty. The extended warranties generated Ps.87.1 million (US$9.2 million) in revenue in 1999.

                              Strategic Investments

Casa

    On March 26, 1996, we purchased 35.8% of the capital stock of Casa, a holding company through which our Controlling Shareholders own their interests in TV Azteca and Grupo COTSA S.A. de C.V. ("Grupo COTSA"). Casa indirectly owns (through Azteca Holdings, S.A. de C.V., an intermediate holding company) approximately 58.1% of the outstanding common stock of TV Azteca and 26.2% of the outstanding common stock of Grupo COTSA. We acquired our interests in Casa in exchange for capitalizing US$45.4 million of accounts receivable due to us from Casa and its subsidiaries, and paying US$62.2 million in cash, which Casa used to repay bank debt incurred in connection with the acquisition of interests in TV Azteca and Grupo COTSA. We acquired non-voting "N" Shares in Casa, together with the right to exchange such "N" Shares into shares of TV Azteca and of Grupo COTSA. We have the right to exchange all of the Casa "N" Shares for TV Azteca shares representing approximately 9.3% of TV Azteca's capital stock and for Grupo COTSA shares representing 14.2% of its outstanding capital stock. Elektra may make such exchange, in whole or in part, at any time prior to March 26, 2006.

TV Azteca

    In July 1993, an investor group, including the Controlling Shareholders of Grupo Elektra, acquired a controlling interest in TV Azteca, one of Mexico's two over-the-air television broadcasters. TV Azteca owns and operates two national networks and more than 250 commercial repeater stations.

    TV Azteca is the second largest television broadcasting company in Mexico. TV Azteca is a holding company with three principal subsidiaries: Television Azteca, Azteca Digital, S.A. de C.V. ("Azteca Digital") and Grupo TV Azteca, S.A. de C.V. ("Grupo TV Azteca"). Television Azteca and Azteca Digital own and operate all TV Azteca's broadcast assets, including the licenses to operate television transmitters, TV Azteca's transmission equipment and TV Azteca's headquarters and production studios in Mexico City. Substantially all payments to TV Azteca from advertisers are made through Grupo TV Azteca.

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

Todito.com

     On May 9, 2000, we signed a five-year strategic alliance with Todito.com, an internet portal and marketplace for North American Spanish-speakers. Through our indirect shareholding in TV Azteca, we currently own 9.3% of Todito. See
Item 1--Overview--E-commerce.

Unefon

     As part of its investment in Casa and in TV Azteca through Casa, Grupo Elektra indirectly owns 9.3% of Unefon. See Item 1--Description of Business--Additional Services--Unefon Agreement.

COTSA

    On September 30, 1999, Inmuebles Ardoma, S.A. de C. V. (a wholly-owned subsidiary of GSyR) acquired approximately 71% of the capital stock of Compania Operadora de Teatros, S.A. de C.V. ("COTSA") through the capitalization of Ps.324.9 million of accounts receivable due from COTSA. Before their acquisition, COTSA was a subsidiary of Grupo COTSA. The main assets of COTSA are 86 buildings, most of which are being converted to Elektra and The One/Hecali stores. Among its assets, COTSA owns 48 theaters which will be transformed into Elektra and The One/Hecali stores.

Item 2.  Description of Property

    As of December 31, 1999, the Company operated a total of 946 retail stores:
598 Elektra stores in Mexico, which operate in 31 Mexican states and the Federal District; 159 The One/Hecali stores in Mexico; 26 Elektra stores in Guatemala; 14 Elektra stores in El Salvador; 15 Elektra stores in Honduras; 23 Elektra stores in the Dominican Republic; and 21 Elektra stores in Peru.

    As of December 31, 1999, the Company owned 51 Elektra stores in Mexico, 4 The One/Hecali stores in Mexico and 4 Elektra stores in the Latin American countries outside Mexico in which it operates, and leased 547 Elektra stores and 155 The One/Hecali stores in Mexico as well as 95 Elektra stores in Latin American countries outside Mexico, under leases typically with terms from five to ten years. In addition, the Company owns its warehouse and distribution facility located in Mexico City as well as satellite distribution centers in Guadalajara, Monterrey, Tijuana and Chihuahua, and a support facility in Laredo, Texas. The Company leases each of its 5 warehouses and distribution facilities located in the Latin American countries outside Mexico in which it operates. Elektrafin does not own or lease any property. The corporate offices of the Company are located in Mexico City, Mexico at Edificio Parque Cuicuilco (Esmeralda), Insurgentes Sur, No. 3579, Col. Tlalpan La Joya 14000 Mexico, D.F., Mexico. The general corporate telephone number of the Company is (525) 629-9000.

    In addition, in March, 1999, the Company acquired GSyR, whose wholly-owned subsidiary SyR operated 96 Salinas y Rocha stores throughout Mexico, of which 75 were leased and 21 were owned. Throughout the last three quarters of 1999, we consolidated the 86 traditional Salinas y Rocha stores into Grupo Elektra, sold ten department stores to Liverpool, and converted the remaining department store into a Salinas y Rocha superstore.

    For a further description of the Company's principal facilities, see Item 1--Description of Business--Elektra--Elektra in Mexico--Stores, Item 1--Description of Business--Elektra--Elektra in Latin America--Stores, Item 1--Description of Business--The One/Hecali--Stores, and Item 1--Description of Business--Grupo SyR.

Item 3.  Legal Proceedings

    The Company does not believe that any legal proceedings to which it or any subsidiary is a party will, individually or in the aggregate, have a material adverse effect on the Company's business, financial condition or results of operation.

        Suspension of Payments

    In September 1983, Elektra Mexicana, S.A. de C.V. ("Elektra Mexicana") and certain subsidiaries of Elektra Mexicana were subject to suspension of payments proceedings in Mexico as a result of the inability to pay debts due to the devaluation of the peso in the early 1980s. Elektra Mexicana is currently a subsidiary of the Company and, at the time of the suspension of payments proceedings, the owner and operator of the Company's Elektra stores. In 1984, the Mexican court having jurisdiction over the suspension of payments proceedings approved a plan of reorganization (the "Plan") for Elektra Mexicana and its subsidiaries. As a result of the suspension of payments proceedings, the Company and its current operating subsidiaries were formed to operate the Company's business. Elektra Mexicana has paid the settlement claims stipulated in the Plan and is in the process of proving the payment of such claims to the authorities. Once payment has been proven, the suspension of payments process will be formally terminated. The Company is aware of three creditors who did not consent to the Plan. Two of these creditors have filed no objection to the Plan and have not sought to collect any amounts owed to them. One financial institution (the "Financial Institution") has sought to enforce a promissory note in the original principal amount of US$3,375,000, together with accrued interest and penalty interest to the date of repayment. Under the terms of the Plan, the Financial Institution is entitled to receive Ps.444,251. The Financial Institution has instituted two separate proceedings in the Mexican federal courts seeking to enforce the promissory note. Each of these proceedings has been dismissed, the court holding that the suspension of payments proceeding is the appropriate forum for the Financial Institution to pursue its claim. The last of these proceedings was dismissed on August 12, 1993. Since such date, the Financial Institution has taken no further action to enforce its claim, and the Company believes that such claim would now be barred by the statute of limitations. The Company believes that the maximum amount for which Elektra Mexicana may be liable to the three creditors who did not consent to the Plan is Ps.1.7 million, which the Company has recorded as a liability. Based on the advice of the Company's legal counsel, the Company believes its potential liability does not exceed the amount already recorded. If the Financial Institution were to prevail for amounts significantly in excess of the amount recorded by the Company and if Elektra Mexicana could not otherwise satisfy the Financial Institution's claim, a court could order the sale of certain property leased to the Company (including a warehouse and a small number of stores). There can be no assurance that the Company would be able to renew any such leases on the same or similar terms.

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

Item 4.  Control of Registrant

Grupo Elektra, S.A. de C.V.

    As a result of a ten for one stock split in October 1997, at December 31, 1999, the Company had 4,324,845,990 shares of capital stock authorized, of which 1,495,024,470 were Series "A" shares, 2,342,405,490 were Series "B" shares and 487,416,030 Series "L" shares. At December 31, 1999, 1,249,127,610 Series "A"
shares were issued and outstanding, 2,017,502,853 Series "B" shares were issued and outstanding and 396,289,707 Series "L" shares were issued and outstanding. The following table sets forth, as of December 31, 1999, certain information with respect to the beneficial ownership of the Company's capital stock of (i) each person who is known by the Company to own more than 10% of either the currently outstanding A Shares, B Shares or L Shares and (ii) all executive officers and directors as a group.

                                                       SHARES OWNED
                      SERIES "A" SHARES        SERIES "B" SHARES      SERIES "L" SHARES
                      -----------------        -----------------      -----------------
                                                                                            Aggregate
                                                                                              Percentage
                                                                                                  of
                                Percentage              Percentage              Percentage   Outstanding
Identity of Owner     Number     of Class     Number     of Class    Number      of Class      Shares
-----------------     ------     --------     ------     --------    ------      --------      ------

Hugo Salinas        477,520,529   38.2     620,063,200     30.7     7,101,285       1.8         30.1
Rocha's heirs(1)
Esther Pliego de    650,307,870     52      60,570,340        3    30,285,170       7.6         20.2
Salinas(2)
All executive     1,127,828,399   90.3   1,326,005,450     65.7    44,777,590      11.2         68.2
Officers and
Directors of
the Group(3)

----------------

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

    The stock structure of Grupo Elektra, as of May 31, 2000 is the same as set forth in the above table.

    The controlling beneficial shareholders of the Company are the heirs of Hugo Salinas Rocha, including Ricardo B. Salinas and Esther Pliego de Salinas (collectively, the "Controlling Shareholders"). The Controlling Shareholders collectively own 1,127,828,399 A Shares, representing 90.3% of the currently outstanding A Shares, and 1,326,005,450 B Shares, representing approximately 65.7% of the currently outstanding B Shares. In addition, the Controlling Shareholders own 44,777,590 L Shares, representing approximately 11.3% of the outstanding L Shares. The Controlling Shareholders thus control approximately 74% of our equity, while 26% is owned by outside investors. Through ownership of these shares, the Controlling Shareholders have the power to determine the outcome of substantially all actions requiring shareholder approval, including the power to elect 8 of the Company's 9 directors and to determine whether or not dividends will be paid.

Elektra Comercial, S.A. de C.V., Elektrafin Comercial, S.A. de C.V.

    Elektra Comercial, S.A. de C.V. and Elektrafin Comercial, S.A. de C.V., the successor registrants to Elektra S.A. de C.V. and Elektrafin, S.A. de C.V. are, directly or indirectly, controlled by the Company. The Company is the beneficial owner of 98.50% of the outstanding capital stock of Elektra Comercial, S.A. de C.V. and 99.08% of the outstanding capital stock of Elektrafin Comercial, S.A. de C.V.. See Item 1--Description of Business--Grupo SyR--Corporate Reorganization--Merger.

Item 5.  Nature of Trading Market

    The CPOs of the Company are traded on the Mexican Stock Exchange. Each CPO represents financial interests in, and limited voting rights with respect to, two B Shares and one L Share. The GDSs have been issued by the Depositary. On August 15, 1997, the Company's shareholders approved a ten-for-one split of the Company's stock. Prior to October 3, 1997, the effective date of this stock split, each GDS represented 2 CPOs. Thereafter and as of December 31, 1999, each GDS represented 10 CPOs, as issued by the CPO Trustee for the CPO Trust. The GDSs are traded on the New York Stock Exchange (the "NYSE"). The GDSs are also quoted on the Stock Exchange Automated Quotation system of the International Stock Exchange of the United Kingdom and the Republic of Ireland, Ltd. (SEAQ International).

    The Company's A, B and L Shares (together, "the Shares") are also listed on the Mexican Stock Exchange. The A and B Shares have traded infrequently. Since the initial issuance of L Shares by the Company on December 13, 1993, the L Shares have been traded on Subsection "A" of the Mexican Stock Exchange. Subsequent to the restructuring of the Company's capital effected on July 12, 1994 (the "Recapitalization"), the CPO has replaced the L Share as the principal form of equity security of the Company traded in Mexico. In December 1994, the Company completed a Level II listing in the form of GDRs on the NYSE and is traded under the symbol EKT. At December 31, 1999, there were 106,594,440 CPOs represented by 10,659,444 GDSs. The proportion of the total CPOs held in the form of GDSs was 26.89 at December 31, 1999. As most of the GDSs are held by a nominee of The Depository Trust Company, it is not practicable for the Company to determine the number of GDSs or Shares beneficially owned in the United States.

    The following tables set forth, for the periods indicated, the reported high and low sales prices of the Company's principal form of equity security on the Mexican Stock Exchange, and of GDRs on the New York Stock Exchange. Prices have not been restated in constant currency units or to reflect the stock split described below.

                    Mexican Stock Exchange  New York Stock Exchange US$ per GDS
                    Nominal Pesos Per CPO
                    High           Low          High                Low
                    ----           ---          ----                ---
1998:
First Quarter       Ps.14.40     Ps. 11.90    US$ 18.00           US$ 13.94
Second Quarter         13.28          8.60        15.63                9.69
Third Quarter          10.40          3.18        11.94                2.88
Fourth Quarter          5.90          3.61         6.00                3.50

1999:
First Quarter       Ps. 6.70     Ps.  3.80     US$ 7.06             US$3.50
Second Quarter          7.42          5.22         8.00                5.43
Third Quarter           4.04          5.54         5.93                4.37
Fourth Quarter          9.46          4.30         8.37                4.43


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

    The Mexican Stock Exchange is organized as a corporation with its shares being held by 31 licensed brokerage firms. These firms are exclusively authorized to trade on the Mexican Stock Exchange. On January 11, 1999, the Mexican Stock Exchange and the CNBV implemented an automatic trading system that replaced trading on the floor of the Mexican Stock Exchange. Trading of securities registered on Subsection "A" of the Registro Nacional de Valores e Intermediarios ("RNVI") is effected on the Mexican Stock Exchange each business day between 8:30 a.m. and 3:00 p.m., Mexico City time.

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

    The Mexican Stock Exchange can also suspend trading in a security (including those not subject to the automatic suspension system described above) for up to five days if it determines that disorderly trading is occurring with respect thereto. The CNBV must approve any increase in the length of the suspension period beyond five days.

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

    As of December 31, 1999, 190 Mexican companies, excluding mutual funds, had equity listed on the Mexican Stock Exchange. Although there is substantial participation by the public in the trading of securities on the Mexican Stock Exchange, a major part of such activity reflects transactions by institutional investors. There is no over-the-counter market for securities in Mexico, but trades in securities listed on the Mexican Stock Exchange can, subject to certain requirements, also be effected off of the Mexican Stock Exchange. However, due primarily to Mexican tax considerations relating to capital gains, most transactions in listed Mexican securities are effected on the Mexican Stock Exchange.

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

    The market value of securities of Mexican companies is, to varying degrees, affected by economic and market conditions in other emerging market countries. Although economic conditions in such countries may differ significantly from economic conditions in Mexico, investors' reactions to developments in any of these other countries may have an adverse effect on the market value of securities of Mexican companies. The market value of securities of many Mexican companies declined sharply in 1998. This decline was reflected in a 24.3% decline in the Mexican Stock Exchange Index (in peso terms) from January 1, 1998 to December 31, 1998, and was initially a result of declines in the Hong Kong securities market and persisted as a consequence of economic crises in Asia, Russia and Brazil. The market value of securities of many Mexican companies increased in 1999, as a result of an increase in demand for Mexican companies' securities and the general stability of the Mexican economy. This increase was reflected in an 86% increase in the Mexican Stock Exchange Index (in peso terms) from January 4, 1999 to December 31, 1999. There can be no assurance that the market value of the Company's CPOs would not be adversely affected by events elsewhere, especially in developing countries.

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

    On December 21, 1994, the Mexican government announced its decision to suspend intervention by Banco de Mexico and to allow the peso to float freely against the U.S. dollar. Factors contributing to the decision included the growing size of Mexico's current account deficit, the declining level of Banco de Mexico's foreign exchange reserves, rising interest rates for other currencies, especially the U.S. dollar, and reduced confidence in the Mexican economy on the part of international investors due to political uncertainty. By December 31, 1994, the exchange rate was Ps.5.00 per U.S. dollar, as compared to Ps.3.47 per U.S. dollar on December 19, 1994. Between January 1, 1995 and December 31, 1995, the Mexican peso depreciated to Ps.7.74 per U.S. dollar, fluctuating between Ps.5.27 and Ps.8.05 per U.S. dollar. Between January 1, 1996 and September 30, 1996, the peso strengthened slightly, and was Ps.7.55 per U.S. dollar on September 30, 1996. Subsequent to September 30, 1996, the peso continued to depreciate against the dollar and was Ps.7.88 per U.S. dollar on December 31, 1996. In 1997, the peso weakened to Ps.8.07 per U.S. dollar at December 31, 1997. In 1998, the peso weakened to Ps.9.90 per U.S. Dollar at December 31, 1998. In 1999, the peso appreciated to Ps.9.48 per U.S. dollar at December 31, 1999. During the first quarter of 2000, the peso increased by 1.8% appreciating from Ps.9.48 per U.S. dollar on December 31, 1999 to Ps.9.31 per U.S. dollar on March 31, 2000. There can be no assurance that the Mexican government will maintain its current policies with regard to the peso or that the peso will not further depreciate or appreciate significantly in the future.

    As of December 31, 1999, the Company had approximately US$267 million indebtedness denominated in U.S. dollars and the equivalent of US$55.1 million denominated in other currencies, and the Company may in the future incur additional non-peso-denominated indebtedness. Declines in the value of the peso relative to other currencies increase the interest costs in pesos to the Company related to its non-peso-denominated indebtedness and increase the cost in pesos of its other non-peso-denominated expenditures and will also result in foreign exchange losses. Since substantially all of the revenue of the Company is denominated in pesos, such increased costs will not be offset by an exchange-related increase in revenue. As a result, the devaluation of the peso in 1994 and 1995 had a material adverse effect, and additional devaluation of the peso could have a material adverse effect, on the value of the Company's assets, its liquidity and its results of operation.

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

Limitations Affecting Security Holders

    Prior to June 4, 1999, the by-laws of the Company limited the ownership of Series A shares to eligible Mexican holders and credit institutions acting as trustees. The Company's by-laws did not impose any limitations on the ownership of Series B shares and Series L shares or on the ownership of CPOs.

    On June 4, 1999, the Company amended its by-laws and removed all foreign investment restrictions on ownership of Series A shares. As a result of such amendment, the Company's by-laws contain no restrictions on the ownership of Company's shares or on the ownership of CPOs (subject to certain limitations on voting rights described below).

    Ownership by non-Mexicans of shares of Mexican enterprises is regulated by the Ley de Inversion Extranjera (the "Foreign Investment Law") and the Reglamento de la Ley de Inversion Extranjera y del Registro Nacional de Inversiones Extranjeras (the "Foreign Investment Regulations").

    The Foreign Investment Law and Regulations require that the Company register any non-Mexican owner of CPOs, or the applicable depositary with respect to any Global Depositary Shares, with the National Registry of Foreign Investment. A non-Mexican owner of CPOs who has not been registered is not entitled to vote any shares underlying the CPOs that he otherwise would have the right to vote or to receive dividends with respect to the shares underlying the CPOs. The Company has registered the Depositary for this purpose with respect to the GDSs and the CPOs (and the B Shares and L Shares, as applicable, represented thereby).

Limitations on Voting Rights

    Under the CPO Trust agreement, holders of CPOs who are not Eligible Mexican Holders have no voting rights with respect to the underlying B Shares. For Mexican law purposes, the Depositary is considered the owner of the CPOs which are represented by the GDSs. Since the Depositary does not qualify as an Eligible Mexican Holder, the Depositary and, consequently, the holders of GDSs have no voting rights with respect to the underlying B shares. The B Shares that are held in the CPO trust on behalf of holders of CPOs who are not Eligible Mexican Holders are voted in the same manner as the respective majority of the B Shares are voted at the relevant meeting. Given that a majority of the B Shares are owned by the Controlling Shareholders, if the Controlling Shareholders vote the same way on a matter, the CPO Trustee will be required to vote the B Shares held in the CPO Trust on behalf of holders of CPOs who are not Eligible Mexican Holders in the same manner as the B Shares held by the Controlling Shareholders are voted.

    All holders of GDSs and CPOs, whether or not they are Eligible Mexican Holders, are entitled to give instructions as to the manner in which the CPO Trustee shall vote the L Shares whenever the holders of L Shares are entitled to vote. In the case of the holders of GDSs, those instructions must be given to the Depositary (who in turn conveys them to the Common Representative). In the case of the holders of CPOs, the instructions must be given directly to the Common Representative. In both cases the Common Representative must receive the voting instructions at least five business days prior to the relevant meeting.

    Under our Bylaws and Mexican law, holders of L Shares are entitled to vote only in limited circumstances. Holders of L Shares are entitled to elect, at a special stockholders meeting of such series, one of the Company's nine directors, and the corresponding alternate directors. Holders of L Shares are entitled to vote at general extraordinary stockholders meetings on the following corporate actions: (i) transforming Grupo Elektra from one type of company to another, (ii) any merger in which Grupo Elektra is not the surviving entity, and
(iii) de-listing of the L Shares or securities representing them from the Mexican Stock Exchange or any foreign stock exchange or cancellation of the registration of such shares with the National Securities Registry. Holders of L Shares are also entitled to vote at special stockholders meetings of such series on actions that would prejudice the rights of holders of such series but not the rights of holders of other series.

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

    Whenever the stockholders approve a change of corporate purposes, change of nationality of the corporation or transformation from one form of company to another, any stockholder entitled to vote on such change that has voted against it has appraisal rights whereby it may withdraw from the Company and receive an amount, attributable to its shares calculated as specified under Mexican law. Such appraisal rights must be exercised within 15 days following the relevant shareholders meeting. Because the L Shares may vote only on certain matters, such appraisal rights will only be available to holders of L Shares, including L Shares underlying the CPOs (or GDSs), in the case of transformation of the Company from one type of Company to another. In addition, because the CPO Trustee is required by the terms of the CPO Trust Agreement to vote the B Shares held by non-Mexican nationals in the CPO Trust in the same manner as the majority of B Shares are voted at the relevant meeting, appraisal rights will not be available to non-Mexican holders of B Shares represented by CPOs (and
GDSs).

Item 7.  Taxation

    The following summary contains a description of the principal Mexican and United States federal income tax consequences of the purchase, ownership and disposition of the 12-3/4% Guaranteed Senior Notes due 2001 (the 12-3/4% Notes) or the 12% Senior Notes due 2008 (the "2008 Notes")(together, the "Notes"), the CPOs or the GDSs, but does not purport to be a complete analysis of all the potential tax considerations relating thereto. This summary is based on the tax laws of Mexico and the United States in force on the date of this Annual Report, including the provisions of the income tax treaty between the United States and Mexico (the "Tax Treaty"), which are subject to change. This summary deals only with holders that will hold Notes, CPOs or GDSs as capital assets and does not address tax considerations applicable to investors that may be subject to special tax rules, such as banks, tax-exempt organizations, insurance companies, dealers in securities or currencies, persons that will hold the Notes, CPOs or GDSs as part of an integrated investment (including a "straddle") comprised of Notes, CPOs or GDSs and one or more other positions, persons that have a "functional currency" other than the U.S. Dollar and persons that own or are treated as owning 10% or more of the voting shares (including CPOs) of the Company, nor does it address the tax treatment of holders of Notes who did not acquire the Notes at their issue price as part of their initial distribution.

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

    For purposes of Mexican taxation, an individual is a resident of Mexico if he has established his domicile in Mexico, unless he has resided in another country for more than 183 calendar days, whether consecutive or not, (except for public officers or governmental employees) in any one calendar year and can demonstrate that he has become a resident of that country for tax purposes, and a legal entity is a resident of Mexico if it is incorporated under Mexican law or if it has its principal place of business or its place of effective management in Mexico. A Mexican citizen pursuant to Mexican law is presumed to be a resident of Mexico for tax purposes unless such person or entity can demonstrate otherwise. If a person has a permanent establishment or fixed base in Mexico, such permanent establishment or fixed base shall be required to pay taxes in Mexico on income attributable to such permanent establishment or fixed base in accordance with relevant tax provisions.

    In general, for United States federal income tax purposes, holders of GDSs or CPOs will be treated as the beneficial owners of the Series B Shares and Series L Shares represented by those GDSs or CPOs.

    Tax Considerations Relating to the Notes

    Mexican Taxation

    Taxation of Interest and Principal

    Under the Mexican Income Tax Law, payments of interest made by the Company in respect of the Notes (including payments of principal in excess of the issue price of such Notes, which, under Mexican law, are deemed to be interest) to a Foreign Holder generally will be subject to a Mexican withholding tax assessed at a rate of 10% if, as expected, the Notes are registered in the Special Section of the National Registry of Securities and Intermediaries (the "Registry"). Foreign Holders residing in the United States should be aware that such Holders may be eligible under the Tax Treaty for purpose of qualifying for the Reduced Rate. Other Foreign Holders should consult their tax advisors regarding whether they reside in a country that has entered into a treaty for avoidance of double taxation with Mexico which is effective, and, if so, the conditions and requirements for obtaining benefits under such treaty.

    Notwithstanding the foregoing, under Rule 3.31.9 of the general rule issued by the Ministry of Finance published in the Diario Oficial de la Federacion on March 6, 2000, which rule is subject to amendment or repeal but is expected to remain in effect until March 5, 2001 (the "Reduced Rate Regulations") payments of interest made by the Company in respect of the Notes to Foreign Holders, regardless of the place or residence or the tax regime applicable to the Foreign Holder recipient of the interest, are subject to the Reduced Tax Rate, if that are subject to a withholding tax will be subject to a reduced tax rate (the "Reduced Rate") if (i) the Notes, as expected, are registered with the Special Section of the RNVI (and the copies of the approval of such registration are provided to the Ministry of Finance), (ii) the Company timely files with the Ministry of Finance certain information relating to the issuance of the Notes,
(iii) the Company timely files with the Ministry of Finance, after the date of each interest payment under the Notes, information representing that no party related to the Company (defined under the Reduced Rate Regulations as parties that are (x) shareholders of the Company that own, directly or indirectly, individually or collectively with related persons (within the meaning of the Reduced Rate Regulations) jointly or individually, directly or indirectly, is the effective beneficiary of 5.0% or more of the aggregate amount of each such interest payment, and (iv) the company maintains record which evidence compliance with items (i), (ii) and (iii) above. The company expects that such conditions will be met and, accordingly, expects to withhold Mexican tax from interest payments of the Notes made to Foreign Holders at the reduced Rate during the effectiveness of such rule. The Reduced Rate Regulation, together with other tax regulations, are promulgated on an annual basis, thus, no assurances can be given that the Reduced Rate Regulations will be extended or that equivalent rules will be enacted.

    Under the Tax Treaty, the Mexican withholding rate applicable to interest payment on the notes made to US Holders which are eligible for benefits under the Tax Treaty is 4.9%. In addition, under a transitory provision of the law, for the first semester of 2000 the applicable withholding tax rate on the payment of interest to foreign holders which are residents of any country with which Mexico has entered into a tax treaty to avoid double taxation will be 4.9%. No assurance can be given that this transitory provision will be extended beyond June 30, 2000.

    Under the law, payments of interest made by the Company with respect to the Notes to non-Mexican pension or retirement funds will be exempt from Mexican withholding taxes, provided that the fund (i) is duly incorporated pursuant to the laws of its country of origin, (ii) is exempt from income tax in such country and (iii) is registered with the Ministry of Finance for that purpose,
(iv) is the effective beneficiary of such payments of interest.

    The Company has agreed, subject to specified exceptions and limitations, to pay additional amounts to the holders of the Notes in respect of the Mexican withholding taxes mentioned above ("Additional Amounts"). If the Company pays Additional Amounts in respect of such Mexican withholding taxes, any refunds received with respect to such Additional Amounts will be for the account of the Company.

    Holders or beneficial owners of Notes may be requested to provide certain information or documentation necessary to enable the Company to establish the appropriate Mexican withholding tax rate applicable to such holders or beneficial owners. In the event that the specified information or documentation concerning the holder or beneficial owner, if requested, is not provided on a timely basis, the obligation of the Company to pay Additional Amounts will be limited.

    Under existing Mexican law and regulations, a Foreign Holder will not be subject to any Mexican taxes in respect of payments of principal made by the Company with respect to the Notes.

    Taxation of Dispositions

    Capital gains resulting from the sale or other disposition of the Notes by a Foreign Holder will not be subject to Mexican income or other taxes.

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

    Taxation of Dispositions

    Upon the sale, exchange (other than an exchange for registered 2008 Notes as provided above), retirement (including a redemption by the Company) or other disposition of a Note, a United States Holder generally will recognize capital gain or loss equal to the difference between the amount realized on the sale, exchange, redemption or other disposition (except to the extent such amount is attributable to accrued interest, which will be treated as such) and such Holder's adjusted tax basis in the Note. A United States Holder's adjusted tax basis in a Note generally will equal the cost of such Note to such holder. Such capital gain or loss will be long-term capital gain or loss if, at the time of the disposition, the United States Holder's holding period in the Note is more than one year. The distinction between capital gain or loss and ordinary income or loss is important for purposes of the limitations on a United States Holder's ability to offset capital losses against ordinary income and because United States Holders that are individuals may be entitled to a preferential rate on long-term capital gains. Long-term capital gain realized by a United States Holder that is an individual generally is subject to a maximum rate of 20 percent in respect of property held for more than one year.

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

    Tax Considerations Relating to CPOs or GDSs

    Taxation of Dividends

    Mexican Tax Considerations

    Effective January 1, 2000 dividends paid to Foreign Holders with respect to the Shares, CPOs or GDSs, are subject to Mexican withholding tax at a rate of approximately 7.7% (i.e., 5 % of the dividend amount, grossed-up by the Mexican corporate tax on the dividend earnings).

    U.S. Tax Considerations

    Cash dividends paid with respect to the Shares represented by GDSs or CPOs (before reduction for Mexican withholding tax), to the extent paid out of the Company's current or accumulated earnings and profits, as determined for United States tax purposes, generally will be includible in the gross income of a United States Holder as ordinary income on the day on which the dividends are received by the CPO Trustee and will not be eligible for the dividends received deduction allowed to corporations. Dividends paid in pesos will be included in the income of a United States Holder in a U.S. dollar amount calculated in general by reference to the exchange rate in effect on the day they are received by the CPO Trustee. United States Holders should consult their own tax advisors regarding the treatment of foreign currency gain or loss, if any, on any pesos that are converted into U.S. dollars on a date subsequent to the date of receipt by the CPO Trustee. Dividends generally will constitute foreign source "passive income" or, in the case of certain United States Holders, "financial services income" for United States foreign tax credits purposes.

    Mexican tax withheld from dividend distributions will be treated as a foreign income tax that, subject to generally applicable limitations under U.S. tax law, is eligible for credit against a United States Holder's federal income tax liability or, at the United States Holder's election, may be deducted in computing taxable income.

    Under rules enacted by Congress in 1997 and other guidance recently enacted by the U.S. Treasury, foreign tax credits will not be allowed for withholding taxes imposed in respect of certain short-term or hedged positions in securities or in respect of arrangements in which a United States Holder's expected economic profit, after non-U.S. taxes, is insubstantial. United States Holders should consult their own advisors concerning the implications of these rules in light of their particular circumstances.

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

    Taxation of Capital Gains

    Mexican Tax Considerations

    Gain on the sale or other disposition of GDSs by Foreign Holders will not be subject to Mexican tax. Deposits of CPOs in exchange for GDSs and withdrawals of CPOs in exchange for GDSs will not give rise to any Mexican tax or transfer duties.

    Gain on the sale of CPOs by Foreign Holders through the Mexican Stock Exchange or any other stock exchange or securities market in Mexico or abroad that is recognized by the Ministry of Finance will generally be exempt from Mexican taxes. Gain on sales or other dispositions of CPOs or Shares made in other circumstances generally would be subject to Mexican Tax, regardless of the nationality or residence of the transferor. However, under the Tax Treaty, a holder that is eligible to claim the benefits of the Tax Treaty will be exempt from Mexican tax on gains realized on a sale or other disposition of CPOs or Shares in a transaction that is not carried out through the Mexican Stock Exchange or such other approved securities markets, so long as the holder did not own, directly or indirectly, 25% or more of the capital stock of the company (including ADSs) within the 12 month period proceeding such sale or other disposition.

    U.S. Tax Considerations

    Upon the sale, exchange or other disposition of GDSs or CPOs, a United States Holder generally will recognize gain or loss in an amount equal to the difference between the amount realized on the disposition of such GDSs or CPOs and such United States Holder's tax basis in the GDSs or CPOs. Such gain or loss recognized by such United States Holder generally will be long-term capital gain or loss if the United States Holder has held the GDS or CPO for more than one year at the time of the disposition. The distinction between capital gain or loss and ordinary income or loss is important for purposes of the limitations on a United States Holder's ability to offset capital losses against ordinary income and because United States Holders that are individuals may be entitled to a preferential tax rate on long-term capital gains. Long-term capital gain realized by a United States Holder that is an individual generally is subject to a maximum rate of 20 percent.

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

    Commissions paid in brokerage transactions for the sale of CPOs on the Mexican Stock Exchange are subject to a value added tax of 15%.

Item 8.  Selected Financial Data

    The following table presents selected consolidated financial information for each of the periods indicated. The selected consolidated financial information set forth below should be read in conjunction with, and is qualified in its entirety, by reference to our Consolidated Financial Statements, and the notes thereto, included elsewhere in this Annual Report. The Consolidated Financial Statements have been audited by PricewaterhouseCoopers, our independent accountants.

    Our Consolidated Financial Statements have been prepared in accordance with Mexican GAAP, which differ in certain respects from U.S. GAAP. See Note 16 to our financial statements, which provides a description of the principal differences between Mexican GAAP and U.S. GAAP as they relate to Grupo Elektra and a reconciliation to U.S. GAAP of net income (loss) and stockholders' equity.

    Our financial statements were prepared giving effect to Bulletin B-10 and Bulletin B-12 issued by the Mexican Institute of Public Accountants. Bulletin B-10 is designed to provide for the recognition of certain effects of inflation by requiring the Company generally to restate non-monetary assets and liabilities and the components of stockholders' equity using the National Consumer Price Index (the "NCPI") and to record gains or losses in purchasing power from holding monetary liabilities or assets. Bulletin B-12 requires that the statement of changes in financial position reflect changes from the restated historical balance sheet to the current balance sheet. Pursuant to Mexican GAAP, the selected consolidated financial information set forth below, and all data in the Consolidated Financial Statements, have been restated in constant pesos as of December 31, 1999.

    The effects of inflation described above has not been reversed in the reconciliation to U.S. GAAP. See Note 16 to the Consolidated Financial Statements.

                                              At and for the year-ended December 31,
                                              --------------------------------------
                                 1995       1996        1997        1998        1999       1999 (1)
                                 ----       ----        ----        ----        ----       --------
                                 (millions of U.S. dollars or constant Ps. as of December 31, 1999 purchasing power, except per share data and percentages)
Income Statement Data
Mexican GAAP:
Merchandise, service
  revenue and other (3)......  Ps.4,710.3 Ps.6,431.2 Ps.8,298.0 Ps.10,188.6 Ps.11,467.2  US$1,209.6
Cost of merchandise sold
  and services (3)...........     2,363.7    3,984.6    5,083.4     6,044.3     6,783.2       715.5
                               ---------- ---------- ----------  ----------  ----------  ----------
Gross profit.................     2,346.6    2,446.6    3,214.6     4,144.3     4,684.0       494.1
Administrative and selling
  expenses...................     1,341.5    1,683.3    2,007.5     2,652.4     2,946.9       310.8
Depreciation and
  amortization...............       113.1      127.0      204.7       384.9       483.1        51.0
                               ---------- ---------- ----------  ----------  ----------  ----------
Operating income.............       892.0      636.3    1,002.4     1,107.0     1,254.0       132.3
                               ---------- ---------- ----------  ----------  ----------  ----------
  Interest income...........        248.1      128.0       41.5        92.0       157.4        16.6
  Interest expense..........       (602.1)     (62.1)    (247.6)     (487.1)     (711.6)      (75.1)
  Foreign exchange (loss) gain     (121.7)     (86.2)     (86.5)     (396.1)       23.0         2.4
  Gain on net monetary
    position................        223.0      189.1      143.2       259.1       256.9        27.1
                               ---------- ---------- ----------  ----------  ----------  ----------
Total comprehensive
  financial (cost) income
  - Net (4)..................      (252.7)     168.8     (149.4)     (532.1)     (274.3)      (29.0)
                               ---------- ---------- ----------- ----------  ----------  ----------
Income before income taxes
  and employees' statutory
  profit sharing.............       639.3      805.1      853.0       574.9       979.7       103.3
Taxes and employees'
  statutory profit sharing...       (84.5)    (142.7)    (122.5)     (120.3)      (96.6)      (10.2)
Equity in earnings
  (losses) of affiliated
  companies - Net (3)........        39.4      122.6      149.4      (215.7)      (81.2)       (8.5)
Extraordinary item (2).......                  172.2
                               ---------  ----------

Net income...................       594.2      957.2      879.9       238.9       801.9        84.6

Income of minority
  stockholders...............                   16.8       21.7         4.5        21.9         2.3
                               ---------  ---------- ----------  ----------  ----------  ----------
Income of majority
  stockholders...............  Ps.  594.2 Ps.  940.4 Ps.  858.2  Ps.  234.4  Ps.  780.0  US$   82.3
                               ========== ========== ==========  ==========  ==========  ==========
Basic and diluted earnings
  per share..................       0.164      0.262      0.241       0.067       0.227       0.024
Weighted average shares
  outstanding (in
  millions) (5)..............     3,628.0    3,595.5    3,553.6     3,574.7     3,440.5     3,440.5

U.S. GAAP
Sales and money transfer
  services                        4,199.4    5,567.3    6,803.1     8,292.5     9,323.0       983.4
Interest earned from
  customer credit card
  operations                      1,643.8    1,382.9    1,836.1     2,222.7     2,388.2       251.9
Operating income                  1,520.9    1,288.8    1,140.0     1,611.1     1,722.1       181.7
Income before income taxes          627.6      857.2      579.8       691.8     1,203.0       126.9
Net income (loss)                   306.3      733.2      312.9       295.0     1,032.6       108.9
Basic and diluted earnings
  (loss) per share (5)               0.08        0.2        0.09        0.08        0.30        0.03
Basic weighted average
  shares outstanding (in
  millions (5)                    3,628.0    3,595.5    3,553.6     3,574.8     3,440.5     3,440.5


                                            At and for the year-ended December 31,
                                            --------------------------------------
                                 1995       1996        1997       1998       1999     1999 (1)
                                 ----       ----        ----       ----       ----     --------
                                 (millions of U.S. dollars or constant Ps. as of December 31,
                                                    1999 purchasing power,
                                            except per share data and percentages)
Balance Sheet Data
Mexican GAAP:
Accounts receivable due
  from customers - Net.......  Ps.1,847.0 Ps.2,644.1 Ps.1,766.5  Ps.1,393.7 Ps.1,681.6 US$  177.4
Accounts receivable due
  from related parties -
  Net........................     1,113.1      263.5      189.8       230.2      202.7       21.4
Inventories..................     1,628.3    1,740.4    2,560.2     2,404.1    2,424.8      255.8
Total current assets.........     4,814.3    5,207.7    5,604.7     6,151.4    6,029.6      636.0

Property, machinery and
  equipment - Net............       830.6      940.1    2,029.6     2,408.9    3,468.9      365.9
Total assets.................     6,216.0    8,465.2   10,320.7    11,068.9   11,817.6    1,246.6
Total current liabilities....     3,531.6    2,490.0    4,327.0     4,297.3    5,059.2      533.7
Short-term debt..............     2,104.6      957.4    2,169.3     1,731.9    2,053.0      216.6
Long-term debt...............       142.0    1,324.1    1,107.9     2,435.2    1,538.2      162.3
Total debt...................     2,246.6    2,281.5    3,277.2     4,167.1    3,591.2      378.8
Total stockholders' equity...     2,531.0    4,635.1    4,862.6     4,198.9    4,687.1      494.4

U.S. GAAP
Accounts receivable from
  customers-Net                   1,847.0    2,644.1    2,926.8     2,854.1    3,522.5      371.6
Inventories                       1,628.3    1,740.4    2,524.1     2,404.1    2,424.8      255.8
Total assets                      5,917.5    7,185.0   10,036.9    10,670.5   11,640.7    1,227.9
Short-term debt                   2,104.5      957.5    3,154.3     1,731.9    2,253.0      237.7
Long-term debt                               1,216.3    1,073.9     3,516.3    2,494.8      263.2
Majority stockholders'
  equity                          1,722.3      871.8    1,061.8       344.7    1,232.6      130.0

Other Financial Data
  (unaudited):
Capital expenditures.........       492.4      378.9    1,047.2       682.3      457.9       48.3
Gross margin.................        49.8%      38.0%      38.7%       40.7%      40.8%      40.8%
Operating income margin......        18.9%       9.9%      12.1%       10.9%      10.9%      10.9%
Stores opened at period end..         400        521        680         819        946        946
Number of open installment
  accounts...................     532,452    889,921    948,054     682,163    812,676    812,676
Store space (square feet)....   2,450,447  3,315,909  4,559,129   5,699,129  6,965,660  6,965,660
Earnings-to-fixed charges....        1.6x       2.5x       2.4x        1.7x       1.9x       1.9x

----------------
(1) The U.S. dollar amounts represent the peso amounts as of December 31, 1999, translated at the exchange rate of Ps.9.48 per U.S. dollar (Noon Buying Rate)
    and are unaudited.
(2) The extraordinary item in 1996 results from the sale of Servicio Mexicano de
    Entregas, S.A. de C.V. to American Rapid Corporation for Ps.172.2 million.
(3) Up to December 31, 1999, the Company included equity in income (loss) of
    Casa as part of Merchandise, services and other revenues, and the amortization of Casa goodwill was included in Cost of merchandise sold and of services. As of January 1, 2000, the Company changed the presentation of both items to include them in a separate line after the income after taxes.
    For purposes of this table, all periods are presented using the current presentation.
(4) Comprehensive financing cost does not include interest income and expense associated with our receivables portfolio. See Item 9--Management's
    Discussion and Analysis of Financial Condition and Results of Operations--
    Accounting for Installment Sales.
(5) After giving effect to the ten-to-one split of the Company's common stock, which was authorized on August 15, 1997, each GDS currently represents 10
    CPOs, while each CPO continues to represent two B shares and one L share.

Exchange Rates

    The following table sets forth, for the periods indicated, the period-end, average, high and low, Noon Buying Rate, expressed in pesos per U.S. dollar, published by the Federal Reserve Bank of New York. The rates have not been restated in constant currency units. All amounts are stated in pesos.

                                              Free Market Rate(1)
                                     ---------------------------------------
                                                                    Period
Year Ended December 31,                High      Low    Average(2)    End
-----------------------                ----      ---    -------       ---
1995                                    8.05      5.27      6.53    7.74
1996                                    8.05      7.33      7.63    7.88
1997                                    8.41      7.71      7.96    8.07
1998                                    10.63     8.04      9.24    9.90
1999                                  10.60       9.24      9.56    9.48

2000 (As of May 31, 2000)              9.64       9.18      9.44    9.51
-------------------
(1)  Source: Federal Reserve Bank of New York.
(2)  Average of end-of-month rates.

Dividends

    The declaration, amount and payment of dividends are determined by majority vote of the holders of the A and B Shares and generally, but not necessarily, on the recommendation of the Board of Directors. Dividends are declared in the first quarter of each fiscal year based on the audited financial statements of the Company for the preceding fiscal year. The amount of any such dividend would depend on, among other things, the Company's operating results, financial condition and capital requirements, and on general business conditions.

    Under the Company's Amended and Restated By-laws and the Mexican Companies Law, the gross profits of the Company are applied as follows:

    At the annual ordinary general meeting of the shareholders of the Company, the Board of Directors submits the financial statements of the Company for the previous fiscal year, together with the report thereon by the Board, to the holders of A Shares for approval. Once the financial statements have been approved by the holders of A Shares, the holders of A and B Shares determine the allocation of the Company's net profits for the preceding year. They are required by law to allocate at least 5% of such net profits to a legal reserve, which is not available for distribution except as a stock dividend, until the amount of the legal reserve equals 20% of the Company's historical capital stock (before the effect of restatement). Thereafter, the holders of A and B Shares may determine and allocate a certain percentage of net profits to any general or special reserve, including a reserve for open-market purchases of the Company's shares. The remainder of net profits is available for distribution in the form of dividends to the shareholders provided that the holders of A and B Shares resolve favorably for the distribution of dividends. Holders of B Shares and L Shares (directly or through CPOs) have equal rights, on a per share basis, to dividends.

    On March 17, 2000, the Company declared a dividend of Ps.0.0975 per CPO or Ps.0.0325 per A Share, and B and L Share not deposited in the CPO trust. This dividend, which was paid on April 7, 2000, was equal to 16.5% of net profit for the year ended December 31, 1999 or Ps.132.3 million (approximately US$13,000,000). The dividend payment per GDS in 1997 was Ps.0.951 per GDS, in 1998 was Ps.0.828 and in 1999 was Ps.0.975 (all figures are expressed in nominal pesos).

    Under the terms of its indebtedness, the Company is subject to certain financial covenants that directly or indirectly restrict the payment of dividends. See Item 9--Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources.

Item 9. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    The following discussion should be read in conjunction with, and is qualified in its entirety by reference to, our Consolidated Financial Statements and the Notes thereto included elsewhere herein. The Company's financial statements have been prepared in accordance with Mexican GAAP, which differ in certain respects from U.S. GAAP. Note 16 to the Consolidated Financial Statements provides a description of the principal differences between Mexican GAAP and U.S. GAAP as they relate to the Company and a reconciliation to U.S. GAAP of net income (loss) and stockholders' equity.

Basis of Presentation

    The Consolidated Financial Statements have been prepared on a consolidated basis to reflect the financial condition and the results of operations of Grupo Elektra and its consolidated subsidiaries.

    Mexican GAAP requires that the Consolidated Financial Statements recognize certain effects of inflation. Financial information for all periods in the Consolidated Financial Statements has been restated in constant Pesos as of December 31, 1999 in accordance with the Third Amendment to Bulletin B-10 of the Mexican Institute of Accountants. Effective January 1, 1997, the Fifth Amendment to Bulletin B-10 modified the method of restatement of non-monetary assets for the effects of inflation. Accordingly, the percentage increases discussed herein are adjusted for the general effects of inflation to permit period-to-period comparisons. See Note 3 to our Consolidated Financial Statements.

    In accordance with Bulletin B-10, we are required to report, as a gain or loss on our net monetary position, the effects of inflation on monetary assets and liabilities. This net amount reflects the gain or loss arising from holding a net monetary liability or asset position in an inflationary period, since over time a monetary liability can be settled for units of less purchasing power whereas a monetary asset decreases in value in real terms. Our operations continually generate monetary assets (primarily from our installment sales) while our accounts payable and borrowings to finance capital expenditures result in monetary liabilities.

Accounting for Installment Sales

    We sell products through our Elektra stores for cash and for credit under an installment sales program.

    The cost to the customer of merchandise purchased under the Elektra installment sales program includes a cash price component plus a mark-up component and, in certain circumstances, a stated interest component depending on our current marketing objectives. If stated interest is used, we disclose the applicable interest rate; however, the implicit cost of financing due to the mark-up is not disclosed to the customer. Mark-up and, if included, stated interest represent the costs associated with providing the installment sales program plus a profit margin. Such costs include the cost of financing, the cost of credit investigations and the cost of collection and legal process relating to bad debts.

    Revenues from Elektra installment sales are accounted for as follows: (i) an amount equivalent to the cash price of the merchandise is recorded as merchandise revenue at the time of sale; (ii) the installment sales mark-up, as described below, is recorded as merchandise revenue ratably over the life of the installment sale contract; (iii) stated interest, if any, is recorded as merchandise revenue ratably over the life of the installment sale contract; and
(iv) penalty interest on past due installment sales payments is recorded as merchandise revenue when collected.

    As of January 1, 1997, we modified the presentation of our statement of income to show all the revenues and costs associated with the installment sales program within merchandise, services and other revenue and cost of merchandise sold and services, thus allowing a better matching of revenues with the costs needed to produce them. Accordingly, the cash price, mark-up, stated interest and penalty interest on installment sales are part of merchandise services and other revenues as well as operating income. Also, parts of the revenues from installment sales are subject to a loss on monetary position from accounts receivable. Cost of sales includes the cost of merchandise sold, the cost of financing the installment sales program and the allowance for doubtful accounts, less any monetary gain on financing of receivables. The cost of financing our installment sales program is calculated by applying our average financing rate to the portion of our portfolio financed by bank debt.

    When an installment sale is made for products at Elektra, Salinas y Rocha or The One/Hecali stores, the customer signs a promissory note in the amount of the equivalent cash price of the merchandise plus the mark-up and, if applicable, stated interest minus any downpayment. At the time of the sale, the equivalent cash price of the merchandise is booked as merchandise revenues, and a net account receivable is generated in the amount of the installment-sale-equivalent cash price minus any downpayment. During the term of the installment sale contract, each weekly payment is applied proportionately among the equivalent cash price, the mark-up and the stated interest. The portion of the weekly payment allocated to the equivalent cash price is applied to reduce the account receivable and has no effect on our income statement. The portions allocated to mark-up and stated interest are recognized as merchandise revenues, in each case ratably over the term of the installment transaction. If the customer is late with a weekly payment, the mark-up and stated interest portion of the missed payment is recognized as merchandise revenue and the account receivable is increased by both amounts. Penalty interest is charged on amounts that are past due and is recognized when paid as merchandise revenues. Payments are applied first to any penalty interest balances. In summary, if a customer is current on the repayment of an installment sale, the account receivable associated with the installment sale includes only the equivalent cash price portion of the sale (minus the down payment) and is amortized weekly in equal amounts during the term of the installment sale. To the extent that a customer is late on the payments of an installment sale, the account receivable associated with the installment sale includes the remaining equivalent cash price portion (minus the downpayment) and any accrued but unpaid mark-up and stated interest.

    During 1995, most installment sales were made on a 53-week term. Beginning in the second half of 1996, and continuing through June 30, 1999, most of our Elektra installment sales were made on a 39-week term. Since the second half of 1999, we have promoted the 26-week plan, instead of the 39-week term, in an effort to gradually reduce our average portfolio length to 28 weeks.

Reserve for Doubtful Accounts

    Since the fourth quarter of 1996, we have recorded a provision for doubtful accounts at the time of any installment sale in an amount equal to five percent of the cash price of the merchandise sold, plus the markup, less the down payment, if any. During 1995 and for the first three-quarters of 1996, this provision was calculated on the basis of the cash price only. Normally, we require a ten percent downpayment for all installment sales but we waive this requirement from time to time for marketing purposes. After giving effect to write-offs, the reserve for doubtful accounts was 4.8% of accounts receivable (net of securitization) due from retail customers as of December 31, 1999 and 6.4% of accounts receivable (net of securitization) due from retail customers as of December 31, 1998. We believe that our reserve policy for installment sales is sufficient to cover potential write-offs. Moreover, we continue collection efforts after writing off accounts receivable.

Effects of the Peso Devaluation and Inflation

    General

    The Mexican government's decision on December 20, 1994 to increase significantly the range within which Mexican pesos would be exchanged for U.S. dollars and to subsequently permit the peso to float freely against the U.S. dollar caused a significant devaluation of the peso against the U.S. dollar. The devaluation produced a number of adverse effects on the Mexican economy that, in turn, adversely affected our financial condition and results of operations. Interest rates in Mexico increased substantially, thus increasing the cost of borrowing. In addition, the Mexican government, in response to the adverse effects of the devaluation, established an economic recovery program that was designed to tighten the money supply, increase domestic savings, discourage consumption and reduce public spending generally. Foreign investment in Mexico by private sources declined significantly.

    Economic conditions in Mexico generally improved in 1997, 1998 and 1999, with gross domestic product increasing by 7.0%, 4.8% and 3.7%, respectively, in each case as compared to the prior year. Interest rates on 28-day Cetes were 19.8%, 24.8% and 21.4% in 1997, 1998 and 1999, respectively. Inflation during 1997, 1998 and 1999 was 15.7%, 18.6% and 12.3%, respectively. In 1997, the peso weakened to Ps. 8.06 per U.S. dollar at December 31, 1997, a 2.2% decrease in value relative to the dollar compared to December 31, 1996. In 1998, the peso weakened to Ps. 9.90 per U.S. dollar at December 31, 1998, an 18.6% decrease in value relative to the dollar since December 31, 1997. In 1999, however, the peso strengthened, closing at Ps. 9.48 per U.S. dollar on December 31, 1999, a 4.2% increase in value relative to the prior year end. Through May 31, 2000, the peso has decreased in value to Ps. 9.51 per U.S. dollar. See Item 8--Selected Financial Data--Exchange Rates.

    For a description of our accounting policies related to inflation, see Note 3 to the Consolidated Financial Statements.

    Revenues

    We have increased prices to offset the increases in the cost of merchandise sold and operating expenses. However, the rather significant levels of inflation in Mexico have reduced the purchasing power of our customers. As a result, many customers have begun to select lower-priced merchandise or have delayed purchasing decisions. Our gross profits do not vary materially within each of our consumer electronics product lines, although we realize a greater gross profit from the sale of Elektra brand products, which typically are the lowest priced merchandise in the consumer electronics product line. The introduction of, and emphasis on, furniture and clothing in the product mix has resulted in higher gross profits, since these products carry higher margins than the core electronic lines that we carry.

    Depreciation and Amortization Expense

    Prior to 1997, Bulletin B-10 required property, machinery, equipment and other non-monetary assets, such as our stores and inventory, to be restated based upon replacement cost or the NCPI. We generally restated assets based on replacement cost. Commencing 1997, the Fifth Amendment to Bulletin B-10 requires non-monetary assets of Mexican origin to be restated based on the NCPI but permits those of non-Mexican origin to be restated based on the devaluation of the Mexican peso against the relevant foreign currency after applying the inflation factor of the relevant foreign country. See Note 3a to the Consolidated Financial Statements.

    Comprehensive Financing Cost

    As of December 31, 1997, 1998 and 1999, we had approximately US$ 218.6 million, US$241.4 million and US$267.0 million of monetary liabilities denominated in U.S. dollars, respectively. Virtually all our monetary liabilities represented our outstanding indebtedness for borrowed money. Our U.S. dollar-denominated monetary assets as of December 31, 1997, 1998 and 1999 amounted to approximately US$19.6 million, US$30.7 million and US$33.6 million, respectively. At December 31, 1997, 1998 and 1999, there were also assets and liabilities denominated in several Latin American currencies. Those assets were equivalent to US$16.7 million, US$41.4 million and US$40.0 million, and the liabilities were equivalent to US $39.6 million, US$65.5 million and US$55.1 million, respectively. Interest income and interest expense associated with our receivables portfolio are reflected in revenue and cost of goods sold, and are not reflected as part of comprehensive financing cost.

    Interest expense. Interest on our foreign currency-denominated indebtedness exposes us to exchange rate fluctuations, with the peso cost of interest payments on such indebtedness increasing as the peso's value declines against the U.S. dollar and other currencies.

    Interest income. Interest income is positively affected by inflation as we receive higher rates of return on our temporary investments, which are primarily fixed-rate short-term peso deposits with Mexican banks.

    Exchange (loss) gain. We record a foreign exchange gain or loss with respect to U.S. dollar-denominated monetary assets or liabilities when the peso appreciates or depreciates in relation to the U.S. dollar. Our U.S. dollar-denominated monetary liabilities, which principally consist of our U.S. dollar-denominated indebtedness for borrowed money, substantially exceed our U.S. dollar-denominated monetary assets, which principally consist of U.S. dollar bank deposits. As a result, we have recorded a foreign exchange loss during each period in which the peso depreciated in relation to the U.S. dollar and vice versa.

    Gain on net monetary position. Gain or loss on net monetary position refers to the gains or losses, due to the effects of inflation, from holding net monetary liabilities or assets. A gain on monetary position results from holding net monetary liabilities during periods of inflation, as the purchasing power represented by nominal peso liabilities declines over time. Accordingly, since our monetary liabilities exceeded our monetary assets in 1997, 1998 and 1999, we recorded a gain on monetary position in those periods.

    We present penalty interest as part of our revenues, and for the years ended December 31, 1997, 1998 and 1999, the amounts for penalty interest were Ps.249.6 million, Ps.237.4 million and Ps.324.5 million, respectively.

    We also allocate a portion of interest expense as part of cost of sales. Interest expense on funding our installment sales program, presented as part of our cost of sales was Ps.279.5 million, Ps.256.6 million and Ps.273.1 million for the years ended December 31, 1997, 1998 and 1999, respectively.

    Loss on monetary position from accounts receivables included in revenues for the years ended December 31, 1997, 1998 and 1999 was Ps.341.2 million, Ps.326.5 million and Ps.244.1 million, respectively. Gain on monetary position on loans obtained to finance the installment sales program were Ps.221.8 million, Ps.212.2 million and Ps.158.6 million for the years ended December 31, 1997, 1998 and 1999.

Investment in Casa

    Since January 1, 1997, we have presented our statement of income to show the income associated with our investment in Casa, a holding company through which our Controlling Shareholders own the controlling interest in TV Azteca and Grupo COTSA, as part of merchandise, service revenue and other in order to emphasize this item within results of operations and to allow a better matching of such income with the amortization of goodwill related to such investment. This presentation was consistent with Mexican GAAP.

    We have decided, as of January 1, 2000, to present the equity in income of Casa, net of the amortization of the goodwill related to the Casa acquisition, as a net item below income after taxes. Consequently, in the 1999 consolidated financial statements and the summary consolidated financial information, the equity in earnings of Casa and the related goodwill amortization have been reclassified to conform to the current presentation, which is equally consistent with Mexican GAAP.

Seasonality of Sales

    We have historically experienced, and expect to continue to experience, seasonal fluctuations in sales, reaching highs in the months of May and December. Such seasonality results mainly from increases in general consumption associated with Mother's Day and the Christmas season. We typically experience lows in February and September.

Results of Operations

    The following table sets forth certain consolidated financial information of the Company expressed as a percentage of total revenues (merchandise, service and other revenues) for the three years ended December 31, 1997, 1998 and 1999:

                                                   Year Ended December 31,
                                                   -----------------------
                                                   1997     1998   1999
                                                   ----     ----   ----
Merchandise, service and other revenues.........   100%     100%   100%
Cost of merchandise sold and of services........  (61.3)   (59.3) 59.2)
Gross profit....................................   38.7     40.7  40.8
Administrative and selling expenses.............  (24.2)   (26.0) 25.7)
Depreciation and amortization...................   (2.4)    (3.8) (4.2)
Operating income................................   12.1     10.9  10.9
Comprehensive financing income (expense)........   (1.8)    (5.2) (2.4)
Income before income taxes and employees'
statutory profit
   sharing......................................   10.3      5.6   8.5
Consolidated net income.........................   10.6      2.3   7.0

    Year ended December 31, 1999 compared to year ended December 31, 1998

    Total revenues in 1999 increased 12.5%, or Ps.1,278.6 million, to Ps.11,467.2 million from Ps.10,188.6 million in 1998. Merchandise revenues (which includes mark-up on installment sales and penalty interest) accounted for 99.1% of total revenues in 1999, and 99.8% in 1998. Money transfer services decreased to 3.0% of total revenues in 1999 from 3.3% in 1998. Those items were offset by a monetary loss on accounts receivable, which decreased to (2.1)% of total revenues in 1999 from (3.1)% of total revenues in 1998.

    Merchandise revenues in 1999 increased 11.7%, or Ps.1,192.8 million, to Ps.11,363.7 million from Ps.10,170.9 million in 1998. Merchandise revenues were realized primarily through Elektra's retail network, with 6.7% being realized through The One/Hecali's retail network, 6.1% through the recently acquired Salinas y Rocha and 0.7% through wholesale sales to related parties and governmental institutions. The increase in merchandise revenues was mainly due to: (i) a 1.7% increase in same store sales at our Elektra stores in Mexico,
(ii) the consolidation since the second quarter of 1999 of sales from the 86 Salinas y Rocha stores acquired, and (iii) the opening of 41 net new retail stores (including 16 new stores in Central and South America), representing a 22% increase in store space. This was partially offset by a 5.3% same-store sales decrease at The One/Hecali stores. Consolidated same-store contribution for the year rose 0.9% year-over-year. The slight increase in same store contribution reflected our efforts to focus on higher margins rather than growth of sales. Monetary loss on accounts receivable in 1999 decreased 25.2% or Ps.82.4 million to Ps.244.1 million from Ps.326.5 million in 1998 due to a lower inflation rate (12.3%) for 1999, compared to the inflation rate for 1998 (18.6%).

    Out of the total 1999 merchandise revenues, 66.4% were installment sales compared to 66.9% in 1998, and the remaining 33.6% and 33.1% were cash sales, respectively. Our aggregate revenue from mark-up on installment sales and penalty interest, which is included in merchandise, service and other revenues, was Ps.2,222.7 million and Ps.2,388.2 million in 1998 and 1999, respectively, reflecting a 7.5% increase. Included in these amounts are mark-ups on installment sales of Ps.1,985.3 million and Ps.2,063.8 million, and penalty interest of Ps.237.4 million and Ps.324.5 million in 1998 and 1999, respectively. The increase between 1998 and 1999 was primarily due to the consolidation of Salinas y Rocha's accounts receivable and a special effort to increase the collection of the overall credit portfolio.

    Revenue from electronic money transfer services in 1999 increased only 1.0% or Ps.3.4 million to Ps.347.6 million from Ps.344.2 million due to increased competition in the market and the appreciation of the Mexican peso, from Ps.9.93 per US$1.00 at December 31, 1998, to Ps.9.48 per US$1.00 at December 31, 1999.

    Gross profit as a percentage of total revenues increased to 40.8% in 1999 from 40.7% in 1998 primarily as a result of the consolidation of Salinas y Rocha (which provides us with higher merchandise margins as a result of the higher percentage of furniture to our total sales), higher mark-up and penalty interest, and a lower provision for doubtful accounts. Excluding mark-up, penalty interest, money transfer services, and the monetary loss on receivables, gross margin on merchandise revenues increased to 30.6% in 1999 from 30.1% in 1998 due to: (i) higher merchandise margins from Salinas y Rocha; (ii) margin improvement at our apparel store format resulting from its conversion from Hecali to The One; and (iii) better terms and conditions offered by suppliers. Cost of merchandise sold increased 12.1% or Ps.677.1 million to Ps .6,229.9 million in 1999 from Ps.5,552.8 million in 1998, primarily as a result of increased unit sales. The credit gross margin declined from 73.7% in 1998, to 72.4% in 1999.

    Interest on funding the installment sales allocated in the cost of sales increased Ps.16.5 million or 6.4% from Ps.256.6 million in 1998 to Ps.273.1 million in 1999, due to an increase of our weighted average cost of receivables financing from 16.7% in 1998 to 17.7% in 1999.

    The provision for doubtful accounts decreased 1.5%, or Ps.6.5 million, in 1999, from Ps.430.7 million in 1998 to Ps.424.2 million in 1999, due to a decrease in mark-up rates that affected the second half of 1999 resulting in a lower average credit portfolio and leaving a net allowance for doubtful accounts of Ps.84.2 million at December 31, 1999.

    The repair provision for extended warranties increased 143.4% or Ps.15.4 million to Ps.26.1 million in 1999 from Ps.10.7 million in 1998 due to a 143.3% increase in the sales of extended warranties.

    Administrative and selling expenses, which include salaries, rent and other occupancy costs, advertising costs and sales and collections commissions, increased 11.1% as a result of the opening of 41 new stores and the consolidation of the 86 stores acquired from Salinas y Rocha. As a percentage of total revenues, administrative and selling expenses decreased to 25.7% in 1999 from 26.0% in 1998.

    Depreciation and amortization increased 25.5% or Ps.98.2 million to Ps.483.1 million in 1999, from Ps.384.9 million in 1998. This increase was due primarily to a Ps.457.9 million increase in net capital expenditures associated with the opening of new stores, the transformation of Hecali stores into the The One format and the acquisition of Salinas y Rocha.

    Comprehensive financing expenses decreased 48.5% or Ps.257.8 million in 1999 to Ps.274.3 million from Ps.532.1 million in 1998, due to a 46.1% increase in net interest expenses and a 0.8% decrease in monetary gains which were more than offset by the foreign exchange gain for 1999. Interest income increased from Ps.92.0 million in 1998 to Ps.157.4 million in 1999 as a result of higher interest rates in the Mexican market. Interest expense increased to Ps.711.6 million in 1999 from Ps.487.1 million in 1998, due primarily to the Salinas y Rocha acquisition, the funding of the store expansion program and major investments in information technology. The foreign exchange gain was Ps.23.0 million in 1999 compared to a loss of Ps.396.1 million in 1998, due to the fact that the exchange rate of the U.S. dollar against the Mexican peso decreased 4.4% over 1999. Finally, gains in the net monetary position decreased from Ps.259.1 million in 1998 to Ps.256.9 million in 1999 due to a lower Mexican inflation rate of 12.3% for 1999, compared with the 18.6% rate for 1998.

    Income before taxes and employees' statutory profit sharing increased 70.4% or Ps.404.8 million to Ps.979.7 million in 1999 from Ps.574.9 million in 1998.

    Provision for income tax and employees' statutory profit sharing decreased 19.7% or Ps.23.7 million in 1999 to Ps.96.6 million from Ps.120.3 million in 1998. As a percentage of pre-tax income, the provision for income tax, asset tax and employees' statutory profit sharing decreased to 9.9% in 1999 from 20.9% in 1998 due mainly to the effect of the mergers of Elektra Comercial, S.A. de C.V. with Elektra, S.A. de C.V. and Elektrafin Comercial, S.A. de C.V. with Elektrafin, S.A. de C.V. which allowed us to pay less income taxes as a result of tax loss carry-forwards. See Note 13 to the Consolidated Financial Statements. We will need to complete the merger of Grupo Elektra with GSyR to maximize benefits from tax loss carry-forwards for the future.

    We have several operating subsidiaries with tax loss carry forwards. Our subsidiaries file individual income tax returns, although GSyR files a consolidated tax return which includes all of its subsidiaries. As of 1999, the Mexican Income Tax Law changed the regulations for tax consolidation purposes by limiting consolidation from 100% to 60% of net operating losses generated in the future.

    Income of minority stockholders in 1999 was Ps.21.9 million, an increase of 383.4% from Ps.4.5 million in 1998. The income of minority stockholders is related to the investment of funds put in escrow pursuant to the Western Union Transaction in shares of Elektra affiliates, and for 1997 and part of 1998, the residual claim of the minority shareholders in Hecali. See Note 2 of the Company's Consolidated Financial Statements and Item 1--Description of Business--Additional Services--Money Transfer Business--Dinero en Minutos. Minority interest also results to a minor extent from the Salinas y Rocha acquisition.

    Net Income of majority stockholders increased 232.6% to Ps.780.0 million in 1999 from Ps.234.4 million in 1998.

    Year ended December 31, 1998 compared to year ended December 31, 1997

    Total revenues in 1998 increased 22.8%, or Ps.1,890.6 million, to Ps.10,188.6 million from Ps.8,298.0 million in 1997. Merchandise revenues (which includes mark-up on installment sales and penalty interest) accounted for 99.8% of total revenues in 1998 and 100.3% in 1997. Money transfer services decreased to 3.3% of total revenues in 1998 from 3.8% in 1997. Those items were offset by a monetary loss on accounts receivable, which decreased to (3.2%) of total revenues in 1998 from (4.1%) of total revenues in 1997.

    Merchandise revenues in 1998 increased 22.2%, or Ps.1,848.3 million to Ps.10,170.9 million from Ps.8,322.6 million in 1997. Merchandise revenues were realized primarily through Elektra's retail network, with 6.9% being realized through Hecali's retail network and 0.9% through wholesale sales to related parties and governmental institutions. The increase in merchandise revenues was mainly due to: (i) a 1.4% increase in same-store sales at Elektra stores in Mexico, and (ii) the opening of 139 net new retail stores (including 39 new stores in Latin America), representing a 25.0% increase in store space. This was partially offset by a 2.0% same-store sales decrease at Hecali stores. The 19% year-on-year rise in same-store contribution reflected an overall improvement in consumer patterns. Monetary loss on accounts receivable in 1998 decreased 4.3% or Ps.14.7 million to Ps.326.5 million from Ps.341.2 million due to a smaller net portfolio of accounts receivable resulting from the Company's receivables securitization program, despite a higher inflation rate in 1998 as compared to 1997.

    Out of 1998 merchandise revenues, 66.9% were installment sales, as compared to 65.9% in 1997, with the remainder 33.1% and 34.1%, respectively, representing cash sales. Our aggregate revenue from mark-up on installment sales and penalty interest, which is included in merchandise, service and other revenues, was Ps.2,222.7 million and Ps.1,836.1 million in 1998 and 1997, respectively, representing a 21.1% year-on-year increase. Included in these amounts are mark-ups on installment sales of Ps.1,985.3 million and Ps.1,586.5 million, and penalty interest of Ps.237.5 million and Ps.249.6 million in 1998 and 1997, respectively. The increases between 1998 and 1997 were primarily due to the increases in mark-up rates during 1998 and a better performance in credit portfolio collection, which gave rise to less penalty interest.

    Revenue from electronic money transfer services in 1998 increased 8.7% or Ps.27.5 million to Ps.344.2 million from Ps.316.7 million in 1997.

    Gross profit as a percentage of total revenues increased to 40.7% in 1998 from 38.7% in 1997 primarily as a result of higher sales and mark-up, offset by a higher provision for doubtful accounts. Excluding mark-up, penalty interest, money transfer services and monetary loss on receivables, gross margin on merchandise revenues increased to 30.1% in 1998 from 27.8% in 1997 due to better conditions offered from suppliers, and due to the policy followed during 1998 of passing on to customers any increase in costs from suppliers. Cost of merchandise sold increased 18.6% or Ps.868.9 million to Ps.5,552.9 million in 1998 from Ps.4,684.0 million in 1997, as a result of increased unit sales and the increase in prices of imported goods. Included in the cost of merchandise sold, is the repair provision for extended warranties, which increased 1,710.3% or Ps.10.1 million to Ps.10.7 million in 1998 from Ps.0.6 million in 1997, due to an increase of 1,701.2% in the sale of extended warranties. Also included in the cost of merchandise sold is the interest cost associated with the receivables portfolio.

    Interest included in costs (interest on funding the installment sales program) decreased Ps.22.9 million or 8.2%, to Ps.256.6 million in 1998 from Ps.279.5 million in 1997, due to a decline on our weighted average cost of receivables financing from 23.4% in 1997 to 16.7% in 1998.

    The provision for doubtful accounts increased 30.6% or Ps.100.9 million in 1998, due to a 24.8% increase in installment sales plus mark-up and a 17.8% increase in the receivables written off over the year, leaving a net allowance for doubtful accounts of Ps.92.5 million at December 31, 1998.

    Administrative and selling expenses, which include salaries, rent and other occupancy costs, advertising costs and sales and collections commissions, increased 32.1% as a result of the opening of 139 new stores, hiring of new employees, creating an expanded corporate training program, and incurring expenses associated with the beginning of operations in Peru. As a percentage of total revenues, administrative and selling expenses increased to 26.0% in 1998 from 24.2% in 1997.

    Depreciation and amortization increased 88.0% or Ps.180.2 million to Ps.384.9 million in 1998, from Ps.204.7 million in 1997. This increase was due primarily to an increase of Ps.682.3 million in net capital expenditures associated with opening of new stores and initiating operations abroad.
    Comprehensive financing expense increased 256.2% or Ps.382.7 million in 1998 to Ps.532.1 million from Ps.149.4 million in 1997, due to a 96.7% increase in interest expense and a 358.1% increase in the foreign exchange loss. These were partially offset by a 80.9% increase in the monetary gain and a 121.3% increase in interest income. Interest income increased from Ps.41.5 million in 1997 to Ps.92.0 million as a result of higher investment rates in the Mexican market. Interest expense increased to Ps.487.1 million in 1998 from Ps.247.6 million in 1997, due primarily to the funding of the store expansion program and major investments in information technology. The foreign exchange loss increased to Ps.396.2 million in 1998 from Ps.86.5 million primarily due to the fact that the year-end exchange rate of the U.S. dollar for 1998 appreciated 23.2% and our average 1998 dollar liabilities increased compared to the average 1997 liabilities. Finally, gain on net monetary position increased from Ps.143.2 million in 1997 to Ps.259.1 million in 1998 due to a higher Mexican inflation rate of 18.6% for 1998, compared with the 15.7% rate for 1997.

    Income before taxes and employees' statutory profit sharing decreased 32.6% or Ps.278.1 million to Ps.574.9 million in 1998 from Ps.853.0 million in 1997.

    Provision for income tax and employees' statutory profit sharing decreased 1.8% or Ps.2.2 million in 1998 to Ps.120.3 million from Ps.122.5 million in 1997. As a percentage of pre-tax income, the provision for income tax, asset tax and employees' statutory profit sharing increased to 20.9% in 1998 from 14.4% in 1997 due mainly to the increase of depreciation and amortization. See Note 13 of the Consolidated Financial Statements.

    We had several operating subsidiaries with tax loss carry forwards. Tax losses within a subsidiary offset taxable income only to the extent that taxable profits are generated by such subsidiary. In 1997 and 1998, we were not able to utilize any tax loss carry forwards.

    Income of minority stockholders was Ps.4.5 million, a decrease of 79.1% from Ps.21.7 million in 1997. The income of minority stockholders is related to the investment of funds put in escrow pursuant to the Western Union Transaction in shares of Elektra affiliates and for 1997 and part of 1998, the residual claim of the minority shareholders in Hecali. See Note 2 of our Consolidated Financial Statements and Item 1--Discussion of Business--Additional Services--Money Transfer Business--Dinero en Minutos.

    Net Income of majority stockholders decreased 72.7% to Ps.234.4 million in 1998 from Ps.858.2 million in 1997.

Liquidity and Capital Resources

    Liquidity

    Our net working capital decreased to Ps.970.4 million as of December 31, 1999, compared to Ps.1,854.1 million as of December 31, 1998. The decrease in our working capital during 1999 was principally attributable to a Ps.321.1 million increase in short-term bank loans and other short-term borrowings used to finance our domestic and international expansion. In light of the capital expenditures required for our expansion program, in December 1997, we entered into a five year US$150 million revolving credit agreement with Citibank as agent. As of December 31, 1999, we had drawn down the full amount under this facility and we had paid U.S.$30 million of the full amount. On March 22, 2000, we prepaid all amounts outstanding under this facility with part of the proceeds of the offering of the 2008 Notes.

    Our cash and cash equivalents were Ps.793.2 million as of December 31, 1999, as compared to Ps.1,345.3 million as of December 31, 1998.

    We fund our operations through cash flow from operations, and borrowings. Cash flow provided by operations in 1999 was Ps.1,373.4 million as compared to Ps.1,130.2 million in 1998 and Ps.243.1 million in 1997.

    We also meet our working capital requirements through the financing of accounts receivable. Net receivables balances of Ps.1,681.6 million and Ps.1,393.7 million were on our books as of December 31, 1999 and 1998, respectively.

    We utilize Elektrafin to securitize our receivables. In July 1997, we completed our initial securitization of Ps.625 million (nominal), and in December 1997, we completed a second offering of Ps.241 million (nominal) in CPOs on the Mexican Stock Exchange. These two programs have been fully paid off. In April 1998, we launched a Ps.793.3 million (nominal) four-year revolving securitization program, the first of its kind in Mexico. The spread on the yield is based on 28-day-Cetes rate plus 225 basis points. In December 1998, we launched our second two-year revolving securitization of receivables in an offering of Ps.200 million (nominal) with a spread of TIIE plus 125 basis points. In September 1999, we issued another three-year revolving securitization of receivables in an offering of Ps.200 million (nominal), with the rate being the higher of TIIE plus 150 basis points or the yield of the UDI over 28 days. In April 2000, we launched a four-year revolving securitization of receivables in an offering of 127 million UDIs equivalent to Ps.350.8 million (nominal) with a yield of 91-day UDI plus 8.35%. Nacional Financiera, S.N.C., Fiduciary division, acted as the fiduciary issuer of the CPOs. Our first three revolving securitizations programs were rated "AA," "AAA," and "AA+" by Fitch IBCA, and "MAA," "MAAA," and "MAA" by Duff and Phelps, respectively. Our most recent revolving securitization program was rated AAA by Fitch IBCA. Our securitization programs provide attractive financing alternatives. The proceeds are used primarily to pay short-term debt and to finance our working capital. Our securitization programs are arranged on a non-recourse basis. Maintenance of the programs and reinvestment of collection proceeds in new receivables requires compliance with certain overcollateralization, quality and receivables performance standards. See Item 1--Description of Business-- Elektra--Elektra in Mexico--Portfolio Securitization Program. In the future, we may enter into additional securitization programs.

    As of December 31, 1999, we had uncommitted revolving credit facilities of Ps.189.8 million. The unused availability under the uncommitted facilities is subject to termination by the financial institutions at any time.

    In May 1996, we completed an offering of US$100 million aggregate principal amount of our 12 3/4% Senior Notes due 2001, resulting in net proceeds to us of US$97.1 million. We converted the net proceeds into Pesos and used a majority of the net proceeds to repay a substantial portion of our then existing indebtedness. On March 22, 2000, we placed into a defeasance trust securities in amounts sufficient to satisfy at their stated maturity date the principal and each installment of interest on our 12-3/4% Senior Notes and thus to accomplish a partial or covenant defeasance of these notes.

    Our total debt at December 31, 1999 matures as follows. The second column shows how our debt matures, adjusted for the prepayment of the Citibank facility in March 2000.

        Year ended December 31
                                                  Actual          Adjusted
                                                  ------          --------
2000.....................................         US$ 215.5        US$ 155.5
2001.....................................         US$ 101.9        US$ 101.9(1)
2002.....................................         US$  60.0            --
2008.....................................           --             US$ 275.0
--------------------
(1) Including US$ 100 million Senior Guaranteed Notes due in 2001 that have been defeased.

    In 1997, 1998 and 1999, we advanced an aggregate of Ps.2.5 million, Ps.26 million, and Ps.18.7 million, respectively, to affiliates. Outstanding advances to affiliates, including accrued interest, were Ps.10.7 million, Ps.37.2 million and Ps.30.6 million at December 31, 1997, 1998 and 1999, respectively. Certain advances were financed by short-term bank loans. As of December 31, 1999, we also had accounts receivable of Ps.172.1 million that arose in the ordinary course of business with affiliates.

    In March 2000, we completed an offering of U.S.$275 million aggregate principal amount of our 2008 Notes, resulting in net proceeds to us of U.S.$268,125,000. We used the majority of the net proceeds to pay a substantial portion of our then existing indebtedness and to accomplish a partial defeasance (or covenant defeasance) of our 12-3/4% Notes. The Indenture governing the 2008 Notes imposes significant operating and financial restrictions on us. Such restrictions affect, and in many respects limit or prohibit, among other things, our ability to pay dividends, incur indebtedness, create liens, enter into transactions with affiliates and consummate certain asset sales.

    Capital Expenditures

    Capital expenditures for the years ended December 31, 1997, 1998 and 1999 were Ps.1,047.2 million, Ps 682.3 million and Ps.457.9 million, respectively. Capital expenditures for store openings and improvements were Ps.315.1 million in 1997, Ps.129.8 million in 1998 and Ps.160.8 million in 1999. Other capital expenditures for distribution centers, data processing equipment and trucks totaled Ps.732.1 million in 1997, Ps.552.5 million in 1998 and Ps.297.1 million in 1999. 1997 was a year of heavy investments in distribution, stores and information systems. The acquisition of Salinas y Rocha during 1999 involved a capital expenditure of Ps.871.3 million or US$91.9 million. Our capital expenditures are expected to be approximately Ps.600 million for 2000, including the cost of opening new stores, expanding our operations in the Latin American countries in which we already operate, finishing the transformation of the Hecali format into The One, expanding existing stores, enlarging our distribution and satellite networks, as well as investing in training and computer hardware and software.

    Although we anticipate that cash flow from operations will remain positive, we will continue to require financing for our expansion plan and the anticipated growth of our receivables portfolio under our installment sales program. We expect that, absent a material adverse change in the Mexican economy, financing will be available, but there can be no assurance that it will be available on favorable terms.

    Recent Developments

    On March 17, 2000, our shareholders declared a dividend of US$13,000,000. During 1999, our shareholders declared a dividend of US$11,869,000.

    Since January 1, 2000, we directly and indirectly increased our net holdings of our own shares by 121,299,211 Series A shares, 90,000 Series B shares, 5,000 Series L shares, and 19,708,288 CPOs, in dollar-denominated transactions for a total net amount of US$18,405,763 and peso-denominated transactions for a total net amount of Ps.174,533,905.

Other Items

    Income Tax

    The Mexican corporate income tax rate for the period from 1997 through 1998 was 34%, and it became 35% on January 1, 1999. Our income tax expense as a percentage of income before taxes, and employees' statutory profit sharing was 13.8% in 1997, 19.9% in 1998 and 9.9% in 1999.

    Taxable income normally differs significantly from accounting income due to
(i) the effect of the deduction for tax purposes of inventory purchases, offset by the non-allowable deduction of cost of sales, (ii) differences with respect to the amounts recorded to reflect the effects of inflation and (iii) certain nondeductible expenses.

         Revised Statement D-4 "Accounting for Income Taxes and Employee Profit Sharing" is effective for fiscal years beginning January 1, 2000. This statement significantly changes the accounting treatment of income tax, eliminating the previous approach, known as the partial scope liability method, and replacing it with the full scope method of assets and liabilities. Under this method, a deferred tax is initially recognized for all the differences between the book and tax values of the assets and liabilities.

         In accordance with this statement, the accrued tax effects as of January 1, 2000 will be recorded directly to stockholders' equity. Management has not yet determined the impact of this new bulletin on the financial statements of the Company.


    Asset Tax

    Since 1995, an asset tax is payable at the rate of 1.8% on the net amount of certain assets and liabilities, but only when the amount of asset tax thus calculated exceeds the income tax due. Asset tax paid may be recovered in the following ten years; to the extent income tax exceeds asset tax in those years. The total amount paid for such asset taxes by our subsidiaries for the years 1997, 1998 and 1999 was Ps.8.9 million, Ps.2.8 million and Ps.0.0 million, respectively, representing 1.0% , 0.5% and 0.0% of our income before taxes.

U.S. GAAP Reconciliation

    Accounting principles generally accepted in Mexico differ in certain important respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of consolidated net income, expressed in pesos of December 31, 1999 purchasing power for each of the three years in the period ended December 31, 1999, and the determination of consolidated stockholders' equity at December 31, 1998 and 1999, also expressed in pesos of December 31, 1999 purchasing power, to the extent summarized in Note 16 to the Consolidated Financial Statements. Pursuant to Mexican GAAP, the Company's financial statements recognize certain effects of inflation in accordance with Bulletin B-10 and Bulletin B-12; these effects have not been reversed in the reconciliation to U.S. GAAP.

    Sales and money transfer services under U.S. GAAP was Ps.6,803.1 million, Ps.8,292.5 million and Ps.9,323.0 million for the fiscal years 1997, 1998 and 1999, respectively, compared with merchandise, service revenue and other under Mexican GAAP of Ps.8,298.0 million, Ps.10,188.6 million and Ps. 11,467.2 million for the comparable periods. Operating income under U.S. GAAP as of December 31, 1997, 1998 and 1999 was Ps.1,140.0 million, Ps.1,611.1 million and Ps.1,722.1 million, respectively, compared to Ps.1,002.4 million, Ps.1,107.0 million and Ps.1,254.0 million, respectively, under Mexican GAAP.

    The principal difference between merchandise, service revenues and other under Mexican GAAP and sales and money transfer services under U.S. GAAP relates to the exclusion from sales and money transfer services of (i) the mark-up on installment sales and stated and penalty interest, which are included in operating income under U.S. GAAP in the line item interest earned from consumer credit operations and (ii) loss on monetary position from accounts receivable, which is included in other financing expense. The principal differences between Mexican GAAP and U.S. GAAP that affect the Company's operating income relate to the inclusion, for purposes of calculating operating income under Mexican GAAP but not U.S. GAAP, of the loss on monetary position from accounts receivable.

    Net income under U.S. GAAP was Ps.312.9 million (Ps.0.09 per share), Ps.295.0 million (Ps.0.08 per share) and Ps.1,032.6 million (or Ps.0.30 per share) for the fiscal years 1997, 1998 and 1999, respectively, compared with income of majority stockholders under Mexican GAAP of Ps.858.2 million (Ps.0.24 per share), Ps. 234.4 million (Ps.0.07 per share) and Ps.780.0 million (Ps.0.23 per share) for the comparable periods. Majority stockholders' equity under U.S. GAAP as of December 31, 1997, 1998 and 1999 was Ps.1,061.8 million, Ps. 344.7 million and Ps.1,232.6 million, respectively, as compared to Ps.4,770.8 million, Ps. 4,102.6 million and Ps. 4,503.2 million, respectively, under Mexican GAAP.

    The principal differences between Mexican GAAP and U.S. GAAP that affect the Company's net income relate to the treatment of the following items: (i) stock options granted to employees; (ii) acquisition of the interest in Casa; (iii) deferred income taxes; (iv) accounting for the acquisition of GSyR; and (v) accounting for derivative and hedging transactions. The principal differences between Mexican GAAP and U.S. GAAP that affect the Company's majority stockholders' equity relate to the treatment of the following items: (i) deferred income; (ii) deferred income taxes; (iii) goodwill relating to the acquisition of the interest in Casa; (iv) goodwill in connection with other acquisitions; and (v) derivative and hedging transactions.

Item 9A. Qualitative and Quantitative Disclosure about Market Risks

    We are exposed to market risk from changes in interests rates and foreign currency exchange rates. Additionally, as of December 31, 1999, we held forward foreign exchange contracts to hedge a portion of our outstanding indebtedness and equity derivative contracts for investment purposes. Our risks and the potential gains and losses associated with these risks and instruments, are discussed below.

    Interest Rate Risk

    Interest rate risk exists principally with respect to our indebtedness that bears interest at floating rates. At December 31, 1999, we had outstanding Ps.3,581.5 million (US$377.8 million) of indebtedness, of which 26.5% bore interest at fixed interest rates and 73.5% bore interest at variable rates. Of the total variable rate debt, 52.2% was denominated in United States dollars, 30.1% was denominated in pesos and 17.7% was denominated in other currencies.

    A hypothetical instantaneous 10% increase in the average interest rate applicable to our variable rate debt held at December 31, 1999, would have increased our interest expense in 1999 by approximately Ps. 41.1 million.

    We do not hedge or enter into derivative transactions with respect to our interest rate exposure.

    Foreign Exchange Risk

    Our principal foreign currency exchange risk involves changes in the value of the peso relative to the United States dollar. Provided below is a summary of our net foreign currency exposure. U.S. dollar denominated assets represent principally cash and cash equivalents and accounts receivable. The U.S. dollar denominated liabilities represent primarily bank loans and long-term notes and amounts due to our suppliers.

                                                            At December 31, 1999
                                                            --------------------
                                                                (in million)

U.S. dollar denominated assets.......................             US$   33.6
U.S. dollar denominated liabilities..................                 (267.0)
                                                                  ----------

Net liability position...............................             US$  233.4
                                                                  ==========

    The cash flow required to service our liabilities is generated primarily in Mexican pesos. A hypothetical, instantaneous and unfavorable devaluation of the Mexican peso to Ps.10.50 from the December 31, 1999 Noon Buying Rate (Ps.9.48 per U.S. dollar) would have resulted in estimated exchange losses based on our net U.S. dollar liability position at December 31, 1999 of Ps.238.1 million.

    We manage our exchange rate risk on our net liability position by entering from time to time into forward exchange contracts and options to hedge a portion of our net liability position.

    At December 31, 1999 we had forward exchange contracts to purchase US$45 million at a cost of Ps.485.9 million. The contracts mature in June 2000 and in December 2000. The estimated fair value of these contracts was determined using the current exchange rate as of December 31, 1999 of Ps.9.48 and totaled Ps.59.3 million.

    In addition, we provided a third party with an option to enter into a forward exchange contract with us. If exercised, we would be obligated to purchase US$30 million at a cost of Ps.321.0 million in December 2000. The option was exercised in June 2000. The estimated fair value of this contract was determined using the current exchange rate as of December 31, 1999 of Ps.9.48 and totaled Ps.36.6 million.

    Based on our contract positions (including the option contract) at December 31, 1999, we estimate that a hypothetical instantaneous unfavorable 10% change in the value of the peso against the US dollar would result in an exchange loss of Ps.16.1 million.

Equity Swaps

    As of December 31, 1999, we had also entered into two equity swap agreements that are currently outstanding. We were authorized by our stockholders to repurchase our own stock up to Ps.350 million (nominal pesos as of 1996) through a stock repurchase fund. In order to comply with corresponding tax and legal requirements, we regularly sell stock from the repurchase fund. Our way of doing this is by selling the stock thus repurchased, and engaging in limited equity swap transactions whereby we transfer to the swap counterparty a number of shares against payment of a notional amount, established on the basis of the market price of the shares transferred. Over the term of the swap contract (which may vary from a couple of months up to three years), we pay interest, or interest accrues on the notional amount, typically at a floating rate. Upon expiration of the transaction, a cash settlement payment is made equal to the difference between the notional amount (plus, as the case may be, accreted interest, minus dividends) and the end-date market value of the underlying stock, from Grupo Elektra to the counterparty if positive, and from the counterparty to us, if negative. In one of the transactions, a collar feature is included so that our upside or downside risk of increases or decreases in our share price is limited to the specified floor and cap. Our maximum market risk under our equity swap portfolio is equal to the initial market value of the underlying shares, capped, in one of the transactions, under the embedded collar. In one dollar-denominated transaction, we also bear the currency risk of the devaluation of the peso. Set forth below is our maximum market risk exposure under our equity swap portfolio at December 31, 1999.

                                                        Maximum
                                                        risk
                           Initial                      scenario     Maximum market
Underlying shares          Price       Notional amount  price        risk exposure       Fair Value
---------------------------------------------------------------------------------------------------
 6,822,660 Elektra CPOs   US$ 0.68    US$   4.6 million   0.41      US$  1.8 million    US$  2.1 million
32,587,000 Elektra CPOs   Ps. 6.43    Ps. 209.5 million   0.00      Ps. 209.5 million   Ps. 94.8 million

    The potential gain or loss in the fair value of our equity derivative instruments held at December 31, 1999 that would have resulted from a hypothetical instantaneous 10% change in the stock market price of our CPOs would have been approximately Ps.125.6 million.

Item 10.  Directors and Executive Officers

    The following sets forth certain information regarding the directors and executive officers of the Company and its subsidiaries.

    Directors

    A Board of Directors composed of nine members and their alternates is elected at our ordinary meeting of stockholders. Eight of the members are elected by the holders of Class A Shares and Class B Shares voting as a single class. The remaining member is appointed by the holders of Class L Shares. Four of the directors appointed by the Class A and Class B shareholders and the director appointed by the Class L shareholders must be independent directors who are not employed by or affiliated with us. The following table lists our current directors, their position, their principal occupation and the year of their appointment to the board. On January 26, 2000, our shareholders elected a new Board of Directors, comprised of the following persons:

Name                                Principal Occupation                   Director Since     Age
----                                --------------------                   --------------     ---
Appointed by A and B Stockholders

Ricardo B. Salinas Pliego.......... Chairman of the Board of Grupo              1993           44
                                    Elektra
Hugo Salinas Price................. Honorary President of Grupo Elektra         1993           68
Pedro Padilla Longoria............. Chief Executive Officer of Grupo            1993           34
                                    Elektra
Elisa Salinas Gomez................ Director of Production, Azteca Digital      1993           35
Guillermo Salinas Pliego........... President of Dataflux, S.A. de C.V.         1993           40
David Williams..................... Chairman of Alliance Capital                2000           68
                                    Management Corporation
Carlos Fernandez Gonzalez.......... Vice Chairman & Chief Executive             2000           34
                                    Officer of Grupo Modelo S.A. de C.V.
Robert Bowman...................... Chief Executive Officer of Outpost.com      2000           55

Appointed by L Stockholders
Roberto Servitje Achutegui......... Vice-president of Grupo Industrial          1993           47
                                    Bimbo, S.A. de C.V.

    Statutory Auditor

    In addition to the Board of Directors, our by-laws provide for a statutory auditor elected at the ordinary general meeting of shareholders and, if determined at such meeting, an alternate statutory auditor. Under Mexican law, the duties of statutory auditors include, among other things, the examination of the operations, books, records and any other documents of a company and the presentation of a report of such examination at the annual ordinary general meeting of shareholders. The statutory auditor is required to attend all of our Board of Directors and shareholder meetings. We currently have one statutory auditor, Francisco Javier Soni Ocampo, a partner at PricewaterhouseCoopers who has held the position since 1993.

    Executive Officers

    The following table lists each of our senior executive officers, his position, years of service as an executive officer (with us or our predecessor entities), and age, as of May 31, 2000:

                                                                               Years as
Name                                Position                              Executive Officer    Age
----                                --------                              -----------------    ---
Ricardo B. Salinas Pliego.........  Chairman of the Board and President           17            44
Pedro Padilla Longoria............  President and Chief Executive Officer         9             34
Arturo Ramos Ochoa................  Chief Operating Officer                       7             49
Mario Gonzalez Gonzalez...........  Vice President Marketing                   9 months         46
Javier Sarro Cortina..............  Vice President Financial Services             5             39
Gustavo Vega Vazquez..............  Vice President Information Technology         7             49
Alvaro Rodriguez Arregui..........  Chief Financial Officer                    6 months         32
Cesar Nieves Trejo................  Director E-Commerce                       10 months         32

Item 11.  Compensation of Directors and Officers


    Compensation of Directors and Officers

    For the year ended December 31, 1999, the aggregate compensation paid to our executive officers (a total of 53 persons in senior and middle-level management) for services in all capacities was approximately Ps.54.7 million (approximately US$5.7 million). Traditionally, a token compensation was paid by Grupo Elektra to each member of the Board of Directors represented by one gold coin (centenario) per meeting attended. In the shareholders meeting held on January 26, 2000, it was resolved to pay each director an annual fee of US $25,000. In 1994, we established a non-contributory pension plan for our employees, including our officers. During 1997, 1998 and 1999, the charges to income related to such pension plan and seniority premiums were approximately Ps.7.4 million, Ps.5.8 million and Ps.6.6 million, respectively. As of December 31, 1999, the liabilities related to seniority premiums and such pension plan were Ps.34.9 million.

Item 12.  Options to Purchase Securities from Registrant or Subsidiaries

    On February 28, 1994, our Board of Directors adopted an executive stock option plan (the "Stock Option Plan") through which store managers and all personnel senior to store managers employed prior to January 1, 1994 were granted options to purchase CPOs at the price of Ps.2.50 per CPO. The Stock Option Plan also allowed employees whose employment date was during 1994 or 1995 to receive options beginning in 1996 and 1997, respectively, at an exercise price of Ps.3.25 (1994 employees) or Ps.4.00 (1995 employees) per CPO. The Stock Option Plan authorizes the sale of up to a total of 70 million CPOs (after giving effect to the ten-to-one split of our stock authorized on August 15,
1997). Options granted under the Stock Option Plan are exercisable ratably over each year in the five-year period after the date on which they were granted as long as the rate of increase in our net profits over the previous year is more than 25%. If we fail to meet this performance target in any given year, the options that would have been exercisable in such year are eligible to be exercised in the following year and the five-year term of options is extended one year.

    As of December 31, 1999, options to acquire 70,311,187 CPOs at prices of Ps.2.50, Ps.3.25 or Ps.4.00 per CPO (depending on the relevant employment date) had been granted to 457 executives and key employees, of which 31,869,709 have been exercised. See Note 12 to our Consolidated Financial Statements.

    Set forth below are the number of CPO options, their exercise price and the expiration dates of all options outstanding as of December 31, 1999:

                  Number of
                 Unexercised                         Current Expiration
                   Options        Exercise Prices           Dates
                   -------        ---------------           -----
                  29,094,406           2.50           February 28, 2001
                   1,070,565           3.25           February 28, 2001
                     876,507           4.00           February 28, 2001
                  ----------
 Total            31,041,478
                  ==========

Item 13.  Interest of Management in Certain Transactions

    Historically, we have engaged, and we expect to continue to engage, in a variety of transactions with our affiliates, including entities owned or controlled by our Controlling Shareholders. Since 1995, we have had a committee on related party transactions to provide an independent review of transactions with affiliates to determine whether these transactions are related to our business and are consummated on terms that are at least as favorable to us as terms that would be obtainable at the time for a comparable transaction or series of similar transactions in arm's-length dealings with an unrelated third person. In October of 1999, our shareholders approved amendments to our by-laws which enacted significant changes in our corporate governance policies. These changes were designed to increase our transparency and accountability to our shareholders and to encourage good communications with our minority shareholders. Among these changes, the shareholders approved amendments to the by-laws which formalize the existence of the committee on related party transactions. The committee is comprised of three members, two of whom must be independent directors. On January 26, 2000, we appointed independent directors to the related party transactions committee. We anticipate that we will continue to engage in transactions with affiliates and that our current arrangements and any future renewals of these arrangements with our affiliates will receive a favorable review from the new committee. We have also agreed to terms governing our indebtedness which restrict our ability to engage in transactions with affiliates.

Loans to Affiliates

    From time to time, we have made loans to our affiliates. However, as of May 31, 2000, there were no material loans to affiliates outstanding.

Purchase of Casa "N" Shares

    On March 26, 1996, we purchased 35.8% of the capital stock of Casa, a holding company through which our controlling shareholders own their interests in TV Azteca and Grupo COTSA. Casa indirectly owns (through Azteca Holdings, S.A. de C.V., an intermediate holding company) approximately 58.1% of the outstanding common stock and 51% of the voting stock of TV Azteca and 40.4% of the outstanding common stock and 50.0% of the voting stock of Grupo COTSA. We acquired our interest in Casa in exchange for capitalizing US$45.4 million of accounts receivable due from Casa and its subsidiaries to Grupo Elektra, and payment of US$62.2 million in cash which was applied by Casa to the repayment of bank debt incurred in connection with the acquisition of interests in TV Azteca and Grupo COTSA. We acquired non-voting "N" shares in Casa, together with the right to exchange such "N" shares into shares of TV Azteca and of Grupo COTSA. We have the right to exchange all of the Casa "N" shares for approximately 170 million TV Azteca shares (representing 9.3% of the capital stock of TV Azteca) and up to approximately 44 million Grupo COTSA "N" shares (representing 14.2% of the capital stock of Grupo COTSA). We may make such exchange, in whole or in part, at any time prior to March 26, 2006.

TV Azteca Advertising Agreements

    In connection with the investment in Casa, the shareholders of Casa caused subsidiaries of TV Azteca to enter into a Television Advertising Time Agreement with us on March 25, 1996 (the "Unsold Airtime Agreement"). Under the Unsold Airtime Agreement, TV Azteca agreed to air not less than 300 commercial spots per week for a period of 10 years, each spot with 20 seconds average duration, totaling 5,200 minutes each year, in otherwise unsold airtime. In exchange for such television advertising time, Elektra agreed to pay TV Azteca US$1.5 million each year, payable in advance each year. TV Azteca may not terminate the Unsold Airtime Agreement. However, we may terminate the Unsold Airtime Agreement at any time upon at least 90 days' notice. Our rights under the Unsold Airtime Agreement may be transferred to third parties.

    On December 22, 1998, we entered into a Television Advertising Time Agreement with TV Azteca (the "Prime Airtime Agreement"). Under the Prime Airtime Agreement, TV Azteca has agreed to air commercial spots for Elektra at discounted rates based on the gross rating points assigned to the airtime chosen by us for each commercial spot. At least 60% of the commercial spots must be aired on "stellar" airtime, i.e. from 7:00 p.m. to midnight, and half of this 60% (30%) of all commercial spots must be aired on "prime" airtime, i.e. from 9:00 p.m. to 11:00 p.m. The remaining 40% may be aired on airtime other than from 7:00 p.m. to midnight. Under the Prime Airtime Agreement, we determine each year how much airtime to purchase from TV Azteca for that particular year. In 1999, we purchased US$4 million of airtime under this agreement. During the year 2000, we expect to purchase US$5 million of airtime under the Prime Airtime Agreement. The Prime Airtime Agreement was executed for a term of five years. The Prime Airtime Agreement may not be terminated by Elektra. However, the Prime Airtime Agreement may be terminated at any time by TV Azteca upon at least 15 business days' notice. Our rights under the Prime Airtime Agreement may not be transferred to third parties.

COTSA

    On September 30, 1999, Inmuebles Ardoma, S.A. de C.V. (a wholly-owned subsidiary of GSyR) acquired approximately 71% of the capital stock of COTSA in exchange for capitalizing Ps.324.9 million of accounts receivable due from COTSA. See Item 1--Description of Business--Strategic Investments--Casa.

Unefon Agreement

    As part of our investment in CASA and, through CASA, in TV Azteca, we indirectly own 9.3% of Unefon. We market and distribute the telephony services of Unefon to the public. Although Grupo Elektra's current agreement with Unefon may be amended to reflect Unefon's revised commercial plans, the material terms of the arrangement between these two companies are not expected to change. See
Item 1--Description of Business--Additional Services--Unefon Agreement.

Biper

    Elektra's relationship with Biper is governed by two separate agreements:

    On March 31, 1996, Elektra and Biper entered into an Agency Agreement pursuant to which Elektra acts as Biper's agent to promote Biper's paging and message delivery services, sign-up Biper's subscribers, provide customer support and carry out collection. In exchange, Elektra is entitled to 2.5% of every payment received by Elektra from Biper's customers, plus an additional 5% whenever Elektra carries out collection services. The Agency Agreement was entered into for an undetermined duration and may be terminated by either party upon at least 30 days notice.

    On March 15, 1997, Elektra and Biper entered into an Exclusive Distribution Agreement. In exchange for an exclusivity commitment by Elektra, Biper makes Elektra its first channel of distribution for new products or services. The Exclusive Distribution Agreement was entered into for a 10-year term.

                                     PART II

Item 14.  Description of Securities to be Registered

        None

                                    PART III

Item 15.  Defaults upon Senior Securities

        None

Item 16. Changes in Securities and Changes in Security for Registered Securities

    On July 30, 1999, as part of Grupo Elektra's corporate reorganization, Salinas y Rocha spun off Elektra Comercial, S.A. de C.V. and Elektrafin Comercial, S.A. de C.V. On December 8, 1999, Elektra S.A. de C.V. and Elektrafin S.A. de C.V., the guarantors of Grupo Elektra's 12-3/4% Guaranteed Senior Notes Due 2001 and prior registrants, merged with and into Elektra Comercial, S.A. de C.V. and Elektrafin Comercial, S.A. de C.V., respectively. Elektra Comercial, S.A. de C.V. and Elektrafin Comercial, S.A. de C.V., as legal successors to Elektra S.A. de C.V. and Elektrafin S.A. de C.V., have assumed the obligations of their predecessors, and are now the guarantors of Grupo Elektra's 12-3/4% Guaranteed Senior Notes Due 2001 and are now registrants.

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

Item 19.  Financial Statements and Exhibits

    (a) List of Financial Statements


    Consolidated Financial Statements for Grupo Elektra, S.A. de C.V. and Subsidiaries

                                                                                     Page
                                                                                     ----

Report of Independent Accountants                                                    F-1
Consolidated Balance Sheets as of December 31, 1998 and 1999                         F-3
Consolidated Statements of Income for the Years Ended December 31, 1997, 1998 and    F-4
1999
Consolidated Statements of Changes in Stockholders' Equity for the Years Ended       F-5
December 31, 1997, 1998 and 1999
Consolidated Statements of Changes in Financial Position for the Years Ended         F-6
December 31, 1997, 1998 and 1999
Notes to Consolidated Financial Statements                                           F-7

     Financial Statements for Elektra Comercial, S.A. de C.V. (subsidiary of
     Grupo Elektra, S.A de C.V.)(formerly Elektra, S.A. de C.V)

                                                                                     Page
                                                                                     ----
Report of Independent Accountants                                                    F-47
Balance Sheets as of December 31, 1998 and 1999                                      F-49
Statements of Income for the Years Ended December 31, 1997, 1998 and 1999            F-50
Statements of Changes in Stockholders' Equity for the Years Ended December 31,       F-51
1997, 1998 and 1999
Statements of Changes in Financial Position for the Years Ended December 31, 1997,   F-52
1998 and 1999
Notes to the Financial Statements                                                    F-53


     Financial Statements for Elektrafin Comercial, S.A. de C.V. (subsidiary of
     Grupo Elektra, S.A de C.V.)(formerly Elektrafin, S.A. de C.V)

                                                                                     Page
                                                                                     ----
Report of Independent Accountants                                                    F-75
Balance Sheets as of December 31, 1998 and 1999                                      F-77
Statements of Income for the Years Ended December 31, 1997, 1998 and 1999            F-78
Statements of Changes in Stockholders' Equity for the Years Ended December 31,       F-79
1997, 1998 and 1999
Statements of Changes in Financial Position for the Years Ended December 31, 1997,   F-80
1998 and 1999
Notes to the Financial Statements                                                    F-81

     Consolidated Financial Statements for Comunicaciones Avanzadas, S.A. de
     C.V. and Subsidiaries

                                                                                     Page
                                                                                     ----
Report of Independent Accountants                                                    F-100
Consolidated Balance Sheets as of December 31, 1998 and 1999                         F-102
Consolidated Statements of Income for the Years Ended December 31, 1997, 1998 and    F-103
1999
Consolidated Statements of Changes in Stockholders' Equity for the Years Ended       F-104
December 31, 1997, 1998 and 1999
Consolidated Statements of Changes in Financial Position for the Years Ended         F-105
December 31, 1997, 1998 and 1999
Notes to the Consolidated Financial Statements                                       F-106


    The registrant agrees to furnish to the Securities and Exchange Commission, upon request, copies of any instruments that define the rights of holders of long-term debt of the registrant that are not filed as exhibits to this annual report.

    (b) List of Exhibits


     3.1 English translation of Amended and Restated By-laws of Grupo Elektra, S.A. de C.V. as currently in effect.

     3.2 English translation of By-laws of Elektra Comercial, S.A. de C.V., together with Amendment, as currently in effect.

     3.3 English translation of By-laws of Elektrafin Comercial, S.A. de C.V., together with Amendment, as currently in effect.

     4.4.1 English translation of Amendment to form of CPO Trust Deed.

     10.21 English translation of Current Option Plan for Grupo Elektra employees.

     10.23 English translation of Promissory Contract dated as of April 21, 1999 between Puerto de Liverpool, S.A. de C.V. and Grupo Elektra, S.A. de C.V.

     10.24 English translation of Acquisition Agreement dated as of March 3, 1999, among Banco Bilbao Vizcaya-Mexico, S.A., Institucion de Banca Multiple, Grupo Financiero BBV-Probursa, Division Fiducaria, in its character of fiduciary institution in the irrevocable trust number fifty five thousand seventy one, Banco Santander Mexicano, S.A., Institucion de Banca Multiple, Grupo Financiero Santander Mexicano (before Banco Mexicano, S.A., Institucion de Banca Multiple, Grupo Financiero InverMexico), Banca Serfin, S.A., Institucion de Banca Multiple, Grupo Financiero Serfin, Citibank Mexico, S.A., Institucion de Banca Multiple, ABACO Grupo Financiero, and Bancomer, S.A., Institucion de Banca Multiple, Grupo Financiero, AND Grupo Elektra, S.A. de C.V.

     21    Current list of subsidiaries of Grupo Elektra, S.A. de C.V.

                                   SIGNATURES

    Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized, in Mexico City, Mexico, D.F.

June 27, 2000              GRUPO ELEKTRA, S.A. DE C.V.
                           ELEKTRA COMERCIAL, S.A. DE C.V.
                           ELEKTRAFIN COMERCIAL, S.A. DE C.V.





                           /s/ Alvaro Rodriguez Arregui
                           ----------------------------
                           Alvaro Rodriguez Arregui
                           Chief Financial Officer

                        CONSOLIDATED FINANCIAL STATEMENTS
                        ---------------------------------



Consolidated Financial Statements for Grupo                                Page
Elektra, S.A. de C.V. and Subsidiaries

Report of Independent Accountants..........................................F-1

Consolidated Balance Sheets as of
   December 31, 1998 and 1999..............................................F-3

Consolidated Statements of Income for the years ended
   December 31, 1997, 1998 and 1999........................................F-4

Consolidated Statements of Changes in Stockholders'
   equity for the years ended December 31, 1997, 1998 and 1999.............F-5

Consolidated Statements of Changes in Financial Position for
   the years ended December 31, 1997, 1998 and 1999........................F-6

Notes to the Consolidated Financial Statements.............................F-7

Financial Statements for Elektra Comercial, S.A. de C.V.
(Subsidiary of Grupo Elektra, S.A. de C.V.)
(formerly Elektra, S.A. de C.V.)

Report of Independent Accountants..........................................F-47

Balance Sheets.............................................................F-49

Statements of Income.......................................................F-50

Statements of Changes in Stockholders' equity..............................F-51

Statements of Changes in Financial Position................................F-52

Notes to the Financial Statements..........................................F-53

Financial Statements for Elektrafin Comercial, S.A. de C.V.
(Subsidiary of Grupo Elektra, S.A. de C.V.)
(formerly Elektrafin, S.A. de C.V.)

Report of Independent Accountants..........................................F-75

Balance Sheets.............................................................F-77

Statements of Income.......................................................F-78

Statements of Changes in Stockholders' equity..............................F-79

Statements of Changes in Financial Position................................F-80

Notes to the Financial Statements..........................................F-81

Consolidated Financial Statements for
Comunicaciones Avanzadas, S.A. de C.V. and Subsidiaries

Report of Independent Accountants..........................................F-100

Consolidated Balance Sheets................................................F-102

Consolidated Statements of Income..........................................F-103

Consolidated Statements of Changes in Stockholders' equity.................F-104

Consolidated Statements of Changes in Financial Position...................F-105

Notes to the Consolidated Financial Statements.............................F-106

REPORT OF INDEPENDENT ACCOUNTANTS


Mexico City, February 25, 2000, except for paragraph b. of Note 15 for which the date is March 22, 2000.


To the Stockholders of
Grupo Elektra, S. A. de C. V. and subsidiaries


We have audited the consolidated balance sheets of Grupo Elektra, S. A. de C. V. and subsidiaries (collectively the "Company") as of December 31, 1998 and 1999, and the related consolidated statements of income, of changes in stockholders' equity and of changes in financial position for each of the three years in the period ended December 31, 1999, all expressed in constant pesos of December 31, 1999 purchasing power. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the aforementioned consolidated financial statements present fairly, in all material respects, the consolidated financial position of Grupo Elektra, S. A. de C. V. and subsidiaries at December 31, 1998 and 1999, and the results of their operations, the changes in their stockholders' equity and in their financial position for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in Mexico.

Accounting principles generally accepted in Mexico vary in certain significant respects from generally accepted accounting principles in the United States of America. The application of generally accepted accounting principles in the United States of America would have affected the determination of consolidated net income, for each of the three years in the period ended December 31, 1999 and the determination of consolidated stockholders' equity as of December 31, 1998 and 1999 to the extent summarized in Note 16 to the consolidated financial statements.

PricewaterhouseCoopers




Javier Soni

                 GRUPO ELEKTRA, S. A. DE C. V. AND SUBSIDIARIES
                                    (Note 1)
                           CONSOLIDATED BALANCE SHEETS
                 Thousands of Mexican pesos of December 31, 1999
                                purchasing power

                                                                                        December 31,
                                                                        -----------------------------------------
                                                                             1998                  1999
                                                                        -------------    ------------------------
                                                                                                       Thousands
                                                                                                        of U.S.
                                                                                                      dollars (*)
Assets                                                                                                -----------

CURRENT ASSETS:
Cash and cash equivalents...........................................     Ps1,345,317     Ps 793,202   US$  83,671
                                                                         -----------    -----------   -----------
Accounts receivable:
Customers - Net (Note 5)............................................       1,393,688      1,681,620       177,386
Amounts due from related parties - Net (Note 9).....................         230,226        202,741        21,386
Recoverable taxes...................................................         144,820         35,701         3,766
Other receivables...................................................         173,182        180,345        19,024
                                                                         -----------    -----------   -----------
                                                                           1,941,916      2,100,407       221,562
                                                                         -----------    -----------   -----------
Deposits on securitized receivables (Note 5)........................         379,290        684,297        72,183
                                                                         -----------    -----------   -----------

Prepaid expenses....................................................          80,736         26,932         2,841
                                                                         -----------    -----------   -----------

Inventories (Note 6)................................................       2,404,151      2,424,766       255,777
                                                                         -----------    -----------   -----------

Total current assets................................................       6,151,410      6,029,604       636,034
PROPERTY, FURNITURE, EQUIPMENT AND INVESTMENT
IN STORES - Net (Note 7)............................................       2,408,915      3,468,936       365,921
GOODWILL, less accumulated amortization of Ps322,256 in 1998
and Ps383,271 in 1999...............................................       1,315,241      1,243,764       131,199
INVESTMENT IN SHARES (Note 8).......................................         893,946        797,529        84,128
OTHER ASSETS........................................................         299,437        277,766        29,300
                                                                         -----------    -----------   -----------
                                                                         Ps11,068,949   Ps11,817,599  US$1,246,582
Liabilities and Stockholders' Equity
CURRENT LIABILITIES WITH FINANCIAL COST:
Bank loans and other credits (Note 10)..............................     Ps1,696,416    Ps2,044,925   US$ 215,709
Capitalized lease obligations.......................................          35,471          8,054           850
                                                                         -----------    -----------   -----------
                                                                           1,731,887      2,052,979       216,559
                                                                         -----------    -----------   -----------
CURRENT LIABILITIES WITHOUT FINANCIAL COST:
Suppliers...........................................................       1,954,187      2,235,310       235,792
Other accounts payable and accrued expenses.........................         577,380        635,460        67,031
Income and asset tax payable and employees' statutory profit
sharing payable.....................................................          33,855        135,437        14,287
                                                                         -----------    -----------   -----------
                                                                           2,565,422      3,006,207       317,110
                                                                         -----------    -----------   -----------
Total current liabilities...........................................       4,297,309      5,059,186       533,669
                                                                         -----------    -----------   -----------
LONG-TERM LIABILITIES WITH FINANCIAL COST:
Bank loans and long-term notes (Note 10)............................       2,428,310      1,536,534       162,082
Capitalized lease obligations.......................................           6,864          1,694           178
                                                                         -----------    -----------   -----------
                                                                           2,435,174      1,538,228       162,260
                                                                         -----------    -----------   -----------
LONG-TERM LIABILITIES WITHOUT FINANCIAL COST:
Other liabilities...................................................                         39,358         4,152
Labor obligations...................................................          28,308         34,867         3,678
                                                                         -----------    -----------   -----------
                                                                              28,308         74,225         7,830
                                                                         -----------    -----------   -----------
DEFERRED CREDITS:
Unearned income for extended warranties.............................         109,243        329,483        34,755
Negative goodwill - Net (Note 2)....................................                        129,351        13,645
                                                                         -----------    -----------   -----------
                                                                             109,243        458,834        48,400
                                                                         -----------    -----------   -----------
Total liabilities...................................................       6,870,034      7,130,473       752,159
                                                                         -----------    -----------   -----------
STOCKHOLDERS' EQUITY (Note 12):
Capital stock.......................................................         545,638        546,030        57,598
Paid-in capital.....................................................       1,772,959      1,480,499       156,171
Retained earnings...................................................       2,955,738      3,611,762       380,988
Legal reserve.......................................................          85,136         85,136         8,981
Reserve for repurchase of shares....................................         290,198        606,487        63,975
Loss from holding nonmonetary assets................................      (1,553,660)    (1,821,574)     (192,149)
Effect of translation of foreign subsidiaries.......................           6,564         (5,098)         (538)
                                                                         -----------    -----------   -----------
Majority stockholders...............................................       4,102,573      4,503,242       475,026
Minority stockholders...............................................          96,342        183,884        19,397
                                                                         -----------    -----------   -----------
Total stockholders' equity..........................................       4,198,915      4,687,126       494,423
SUBSEQUENT EVENT (Note 15)..........................................
                                                                         -----------    -----------   -----------
                                                                        Ps11,068,949   Ps11,817,599  US$1,246,582
                                                                         ===========    ===========   ===========



(*) The U.S. dollar figures represent the Mexican pesos amounts of December 31, 1999 translated at the exchange rate of December 31, 1999 of Ps9.48 per U.S. dollar and are unaudited.
The accompanying notes are an integral part of these consolidated financial statements.

                 GRUPO ELEKTRA, S. A. DE C. V. AND SUBSIDIARIES
                                    (Note 1)

                        CONSOLIDATED STATEMENTS OF INCOME

                 Thousands of Mexican pesos of December 31, 1999
                   purchasing power (except per share amounts)



                                                                            Year ended December 31,
                                                           ----------------------------------------------------------
                                                               1997           1998                   1999
                                                           -----------   -------------   ----------------------------
                                                                                                          Thousands
                                                                                                           of U.S.
                                                                                                         dollars (*)
                                                                                                        -------------
Merchandise, services and other revenues (Note 3b.)...     Ps8,298,029   Ps10,188,642    Ps 11,467,184  US$ 1,209,618
Cost of merchandise sold and of services (Note 3b.)...       5,083,441      6,044,277        6,783,168        715,524
                                                           -----------    -----------    -------------  -------------
Gross profit..........................................       3,214,588      4,144,365        4,684,016        494,094
                                                           -----------    -----------    -------------  -------------
Administrative and selling expenses...................       2,007,457      2,652,378        2,946,899        310,854
Depreciation and amortization.........................         204,714        384,939          483,157         50,966
                                                           -----------    -----------    -------------  -------------
                                                             2,212,171      3,037,317        3,430,056        361,820
                                                           -----------    -----------    -------------  -------------
Operating income......................................       1,002,417      1,107,048        1,253,960        132,274
                                                           -----------    -----------    -------------  -------------
Comprehensive financing cost:
Interest income ......................................          41,585         92,009          157,384         16,602
Interest expense......................................        (247,662)      (487,060)        (711,561)       (75,059)
Foreign exchange (loss) gain - Net....................         (86,480)      (396,152)          22,956          2,421
Gain on net monetary position.........................         143,190        259,098          256,940         27,103
                                                           -----------    -----------    -------------  -------------
                                                              (149,367)      (532,105)        (274,281)       (28,933)
                                                           -----------    -----------    -------------  -------------
Income before taxes and employees' statutory profit
sharing
and equity in the results of affiliated companies.....         853,050        574,943          979,679        103,341
Taxes and employees' statutory profit sharing (Note 13)        122,529        120,280           96,583         10,188
                                                           -----------    -----------    -------------  -------------
Income before equity in the results of affiliated              730,521        454,663          883,096         93,153
companies.............................................
Equity in income (loss) of Comunicaciones Avanzadas,
S. A. de C. V. - Net..................................         149,431       (215,666)         (81,214)        (8,567)
                                                           -----------    -----------    -------------  -------------
Consolidated net income...............................     Ps  879,952    Ps  238,997    Ps    801,882  US$    84,586
                                                           ===========    ===========    =============  =============
Income of minority stockholders.......................     Ps   21,667    Ps    4,521    Ps     21,855  US$     2,305
                                                           ===========    ===========    =============  =============
Income of majority stockholders.......................     Ps  858,285    Ps  234,476    Ps    780,027  US$    82,281
                                                           ===========    ===========    =============  =============
Basic and dilutive earnings per share (Note 3o.)......     Ps    0.241    Ps    0.067    Ps      0.227  US$     0.024
                                                           ===========    ===========    =============  =============


(*) The U.S. dollar figures represent the Mexican pesos amounts of December 31, 1999 translated at the exchange rate of December 31, 1999 of Ps9.48 per U.S. dollar and are unaudited.

The accompanying notes are an integral part of these consolidated financial statements.

                 GRUPO ELEKTRA, S. A. DE C. V. AND SUBSIDIARIES
                 ----------------------------------------------
                                    (Note 1)

           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

                 Thousands of Mexican pesos of December 31, 1999
                   purchasing power (except per share amounts)


                                                    Number of
                                                     common                  Authorized but
                                                     shares      Capital      unsubscribed                    Paid-in      Retained
                                                  outstanding     stock          stock            Total        capital     earnings
                                                  -----------     -----          -----            -----        -------     --------

Balances at January 1, 1997....................   3,577,075,970  Ps 615,865    (Ps 73,625)   Ps 542,240   Ps 2,014,096 Ps 2,151,830
Reduction of paid-in capital resulting from
repurchase of shares of subsidiaries...........                                                               (152,495)
Issuance of capital stock......................      63,770,280                     3,028         3,028        101,019
Payment of dividends...........................                                                                            (163,492)
Repurchase of shares - Net.....................     (59,148,320)
Consolidated net income........................                                                                             858,285
Loss from holding nonmonetary assets...........
                                               ---------------- ----------- -------------    ------------- ------------ -----------
Balances at December 31, 1997..................   3,581,697,930     615,865       (70,597)      545,268      1,962,620    2,846,623
Reduction of paid-in capital resulting from
repurchase of shares of subsidiaries...........                                                               (194,739)
Issuance of capital stock......................       8,937,849                       370           370          5,078
Payment of dividends...........................                                                                            (125,361)
Repurchase of shares - Net.....................     (24,714,000)
Consolidated net income........................                                                                             234,476
Effect of translation of foreign subsidiaries..
Loss from holding nonmonetary assets...........
                                               ---------------- ----------- -------------    ------------- ------------ -----------
Balances at December 31, 1998..................   3,565,921,779     615,865       (70,227)      545,638      1,772,959    2,955,738
Reduction of paid-in capital resulting from
repurchase of shares of subsidiaries...........                                                               (172,840)
Issuance of capital stock......................      11,526,831                       392           392          9,775
Payment of dividends                                                                                                       (124,003)
Sale of repurchased shares - Net...............      84,439,560                                               (180,539)
Consolidated net income........................                                                                             780,027
Effect of translation of foreign subsidiaries..
Increase in minority interest as a result
of the acquisition of Grupo SyR and Cotsa......
Gain on derivative transaction (Note 12).......                                                                 51,144
Loss from holding nonmonetary assets...........
                                               ---------------- ----------- -------------    ------------- ------------- -----------
Balances at December 31, 1999..................   3,661,888,170  Ps 615,865 (Ps    69,835)   Ps 546,030    s 1,480,499 Ps 3,611,762
                                                  ============= =========== =============    ==========     ===========  ==========

                                                     Reserve
                                                       for                Loss         Effect of
                                                    Repurchase         from holding   translation
                                     Legal              of            nonmonetary     of foreign      Minority
                                    Reserve           Shares             assets       subsidiaries   stockholders         Total
                                     ------           -------            ------        ---------      ----------          -----

 Balances at January 1, 1997......  Ps 85,136        Ps 389,850          (Ps 639,563)                  Ps 91,518     Ps 4,635,107
 Reduction of paid-in capital
 resulting from repurchase
 of shares of subsidiaries........                                                                                       (152,495)
 Issuance of capital stock........                                                                                        104,047
 Payment of dividends.............                                                                                       (163,492)
 Repurchase of shares - Net.......                     (28,036)                                                           (28,036)
 Consolidated net income..........                                                                       21,667           879,952
 Loss from holding nonmonetary
 assets...........................                                         (391,077)                    (21,364)          412,441)
                                  -------------  ---------------     ---------------                -------------  ----------------
 Balances at December 31, 1997....     85,136           361,814          (1,030,640)                     91,821         4,862,642
 Reduction of paid-in capital
 resulting from repurchase of
 shares of subsidiaries...........                                                                                       (194,739)
 Issuance of capital stock........                                                                                          5,448
 Payment of dividends.............                                                                                       (125,361)
 Repurchase of shares - Net.......                      (71,616)                                                          (71,616)
 Consolidated net income..........                                                                        4,521           238,997
 Effect of translation of
 foreign subsidiaries.............                                                     Ps 6,564                             6,564
 Loss from holding nonmonetary
 assets...........................                                         (523,020)                                     (523,020)
                                  -------------  ---------------     ---------------  ----------    -------------    ---------------
 Balances at December 31, 1998....     85,136           290,198          (1,553,660)      6,564          96,342         4,198,915
 Reduction of paid-in capital
 resulting from repurchase of
 shares of subsidiaries...........                                                                                       (172,840)
 Issuance of capital stock........                                                                                         10,167
 Payment of dividends                                                                                                    (124,003)
 Sale of repurchased shares - Net.                      316,289                                                           135,750
 Consolidated net income..........                                                                       21,855           801,882
 Effect of translation of
  foreign subsidiaries............                                                      (11,662)                          (11,662)
 Increase in minority interest
 as a result of the acquisition of
 Grupo SyR and Cotsa..............                                                                      159,235            159,235
 Gain on derivative transaction
 (Note 12)........................                                                                                          51,144
 Loss from holding nonmonetary
 assets...........................                                         (267,914)                    (93,548)          (361,462)
                                  -------------  ---------------     ---------------  -------------  ------------     -------------
 Balances at December 31, 1999....  Ps 85,136       Ps 606,487        (Ps 1,821,574)   (Ps 5,098)    Ps 183,884       Ps 4,687,126
                                     ============  ===============     ============    ==========    ============     =============

                                                                                 Year ended December 31,
                                                                                 -----------------------
                                                                            1997                   1998                 1999
                                                                             ----                   ----                 ----

Current year net income (loss):
                                             Parent company..........       (Ps 29,445)            Ps  67,036            (Ps 58,873)
                                             Subsidiaries............          887,730                167,440               838,900
                                                                       ---------------        ---------------       ---------------
                                                                       Ps      858,285        Ps      234,476       Ps      780,027
                                                                       ===============        ===============       ===============

--------------------------------------------------------------------------------
The accompanying notes are an integral part of these consolidated financial statements.


                 GRUPO ELEKTRA, S. A. DE C. V. AND SUBSIDIARIES
                 ----------------------------------------------
                                    (Note 1)

            CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION

                 Thousands of Mexican pesos of December 31, 1999
                                purchasing power



                                                                         Year ended December 31,
                                                                         -----------------------
                                                                1997           1998                  1999
                                                           ---------------    ---------------   ---------------
                                                                                                          Thousands
                                                                                                           of U.S.
                                                                                                         dollars (*)
                                                                                                         -----------
Consolidated net income.................................     Ps 879,952   Ps 238,997      Ps 801,882    US$ 84,586
Charges (credits) to income not affecting resources:
Depreciation and amortization...........................        204,714      384,939         483,157        50,966
Allowance for doubtful accounts.........................        329,765      430,744         424,193        44,746
Accruals for seniority premiums and pension plan........          7,433        5,880           6,559           692
Equity in the results of Comunicaciones Avanzadas, S.A. de     (149,431)     215,666          81,214         8,567
C.V.-Net................................................
Provision for repairs...................................            593       10,732          26,118         2,755
Net change in accounts receivable, inventories, other
assets,
accounts payable, related parties and unaccrued income for
extended warranties.....................................      (1,029,884)   (156,785)       (449,733)      (47,440)
                                                             -----------  -----------     -----------   -----------
Resources provided by operations........................        243,142    1,130,173       1,373,390       144,872
                                                             ----------   ----------      ----------    ----------
Financing:
---------
Paid - in capital (own and subsidiaries' shares)........       (152,495)    (194,739)       (172,840)      (18,232)
Bank loans and other credits - Net......................      1,284,567      915,336        (196,538)      (20,732)
Issuance of capital stock...............................        104,047        5,448          10,167         1,072
Payment of dividends....................................       (163,492)    (125,361)       (124,003)      (13,080)
Gain on derivative transaction (Note 12)................                                      51,144         5,395
Sale of repurchased shares..............................        (28,036)     (71,616)        135,750        14,320
                                                             -----------  -----------     ----------    ----------
Resources provided by (used in) financing activities....      1,044,591      529,068        (296,320)      (31,257)
                                                             ----------   ----------      -----------   -----------
Investing:
---------
Acquisition of property, furniture, equipment
and investment in stores - Net..........................     (1,047,177)    (682,327)       (457,856)      (48,297)
Investment in shares....................................                    (177,119)
Acquisition of Grupo SyR, S.A. de C. V., net of cash
acquired (Note 2a.).....................................                                    (871,388)      (91,919)
Acquisition of Compania Operadora de Teatros, S. A. de
C.V., net of cash acquired (Note 2d.)...................                                    (459,176)      (48,436)
Increase in minority stockholders as a result of the
acquisition of Grupo SyR and Cotsa......................                                     159,235        16,797
                                                             ------------ --------------- ----------     ---------
Resources used in investing activities..................      (1,047,177)   (859,446)      (1,629,185)    (171,855)
                                                             ------------ -----------     ------------  -----------
Increase (decrease) in cash and cash equivalents........        240,556      799,795        (552,115)      (58,240)
Cash and cash equivalents at beginning of year..........        304,966      545,522       1,345,317       141,911
                                                             ----------   ----------      ----------    ----------
Cash and cash equivalents at end of year................     Ps 545,52  Ps 1,345,317     Ps 793,202    US$ 83,671
                                                             ==========  ============     ==========    ==========

--------------------
(*)  The U.S. dollar figures represent the Mexican pesos amounts of December 31,
     1999 translated at the exchange rate of December 31, 1999 of Ps9.48 per
     U.S. dollar and are unaudited.


The accompanying notes are an integral part of these consolidated financial statements.




                 GRUPO ELEKTRA, S. A. DE C. V. AND SUBSIDIARIES
                 ----------------------------------------------

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

                           DECEMBER 31, 1998 AND 1999

               (monetary figures expressed in thousands of Mexican
               pesos of December 31, 1999 purchasing power, except
                   foreign currency figures, exchange rates in
                           Note 4 and share amounts)

NOTE 1 - COMPANY OPERATIONS:

         The main activities of Grupo Elektra, S. A. de C. V. ("Grupo Elektra") and its subsidiaries (collectively the "Company") are the purchase and sale, distribution, importation and exportation of consumer electronics, major appliances, household furniture and clothing. A significant portion of the Company's revenues is comprised of installment sales. Additionally, the Company offers a series of complementary products and services, the most important of which are money transfer services from the United States to Mexico and within Mexico, and the extended warranty services for electronics and appliances. The Company operates the following stores:

                                       December 31,
                                       ------------
                                     1998         1999
                                     ----         ----
Elektra Mexico...............         581          598
Elektra Latin America........          83           99
Salinas y Rocha..............                       90
Hecali.......................         155           83
The One......................                       76
                                      ---          ---
                                      819          946
                                      ===          ===


         After the restructuring mentioned in Note 2c., the Company's main subsidiaries are the following:

                  Subsidiary                              Percentage of equity
                  ----------                              --------------------

Grupo SyR, S.A. de C.V. (GSyR)............................       99%
Elektra Comercial, S.A. de C.V. (Elektra Comercial).......       98%
Elektrafin Comercial, S.A. de C.V. (Elektrafin Comercial).       99%
Salinas y Rocha, S.A. de C.V.(SyR)........................      100%
Importaciones Electronicas Ribesa, S.A. de C.V............       98%
Grupo Hecali, S.A. de C.V. and subsidiaries (Hecali)......      100%
Mi Garantia Extendida, S.A. de C.V........................      100%
Elektra Centroamerica, S.A. de C.V........................      100%

NOTE 2 - ACQUISITION AND SALE OF SUBSIDIARIES AND INTERCOMPANY REORGANIZATION:

a.  Acquisition of GSyR -

         On April 8, 1999, Grupo Elektra acquired the rights on GSyR's debt and 94.3% of the outstanding shares of GSyR for US$77.7 million (Ps793 million nominal). GSyR is a specialty retailer in Mexico and its main activities are the purchase and sale of consumer electronics, major appliances, household furniture and clothing. At the date of acquisition, GSyR operated 97 stores, of which 86 were traditional stores and 11 were department stores.

         The GSyR acquisition was recorded under the purchase method of accounting. The financial statements of the Company as of and for the year ended December 31, 1999 include the assets, liabilities and results of operations of GSyR from the acquisition date through December 31, 1999.

         Net GSyR assets acquired were as follows:

Working capital, other than cash acquired............. Ps  183,591
Property, furniture and equipment.....................     968,960
Excess of net assets acquired over
the purchase price (negative goodwill)................    (359,250)
                                                       -----------
                                                           793,301

Expenses related to the acquisition...................      78,087
                                                       -----------


Net cash used to acquire GSyR......................... Ps  871,388
                                                       ===========


         The following unaudited proforma information for the years ended December 31, 1998 and 1999 presents the combined results of operations of the Company and GSyR as if the acquisition of GSyR had occurred on January 1, 1998:

                                                      Year ended
                                                     December 31,
                                                     ------------
                                              1998                  1999
                                              ----                  ----

Total revenues............................ Ps 12,329,417       Ps  11,762,098
Costs and expenses........................    11,281,632           10,517,879
                                           -------------       --------------
Operating income..........................     1,047,785            1,244,219
Comprehensive financing cost-Net..........      (532,104)            (212,512)
Taxes and statutory profit sharing........      (134,586)            (105,445)
Equity in the results of affiliated
companies-Net.............................      (215,666)             (81,212)
                                           -------------       --------------
Consolidated net income................... Ps    165,429       Ps     845,050
                                           =============       ==============


         This unaudited pro forma information has been prepared for comparative purposes only and does not purport to be indicative of the results of operations which would have actually resulted had the acquisition occurred on January 1, 1998, or of future results of operations.

b.  Asset sales -

         In June 1999, GSyR sold the buildings, inventories, accounts receivable and leasing rights of 10 department stores to El Puerto de Liverpool, S. A. de
C. V. ("Liverpool") for Ps463,330. Additionally, Liverpool assumed certain liabilities related to the employees assigned to the department stores. The Company recorded a Ps158,587 loss on the sale against the negative goodwill generated from the acquisition of GSyR.

         The Company recorded a Ps43,386 loss on the sale of GSyR's manufacturing assets, which was also applied to reduce the negative goodwill noted above.

c.  Intercompany reorganization -

         In 1999, the Company initiated an intercompany reorganization as follows:

i. On July 30, 1999, Salinas y Rocha, S. A. de C. V. spun-off its assets into three operating subsidiaries: Salinas y Rocha, Elektra Comercial and Elektrafin Comercial.

ii. On November 12, 1999, Corporacion Diprofin, S. A. de C. V. and Articulos Domesticos al Mayoreo, S. A. de C. V., former subsidiaries of Grupo Elektra, merged with and into GSyR with GSyR as the surviving entity.

iii. On December 8, 1999, Elektra, S. A. de C. V. and Elektrafin, S. A. de C. V., former subsidiaries of Corporacion Diprofin, S. A. de C. V., merged with and into the newly created subsidiaries of SyR, Elektra Comercial and Elektrafin Comercial, respectively, with Elektra Comercial and Elektrafin Comercial as the surviving entities. In the following notes to the financial statements, all references to Elektra and Elektrafin are to Elektra Comercial and Elektrafin Comercial.

         As a result of the above reorganization, Grupo Elektra increased its equity in GSyR from 94.3% to 99.9%.

d.  Acquisition of Compania Operadora de Teatros, S. A. de C. V. ("Cotsa") -

         On September 30, 1999, Inmuebles Ardoma, S. A. de C. V. (a wholly-owned subsidiary of GSyR) acquired 71% of the capital stock of Compania Operadora de Teatros, S. A. de C. V. (a wholly-owned subsidiary of Grupo Cotsa, S. A. de C. V.), a company controlled by certain stockholders of Grupo Elektra, through the capitalization of Ps324,946 in receivables due the Company. Cotsa's main assets are represented by 86 buildings and related land. The buildings will be used to open Elektra and Hecali stores. The accompanying consolidated financial statements include the assets, liabilities and results of operations of Cotsa from October 1, 1999 through December 31, 1999. At the date of acquisition, the net book value of Cotsa's assets acquired was Ps462,565.

e.  Hecali -

         In 1998, Grupo Elektra increased its ownership interest in Hecali giving rise to goodwill of Ps177,119. In 1999, the Company converted 76 Hecali stores to The One stores.

f.  Western Union agreement -

         In January 1996, Elektra entered into a revised agreement with Western Union for the transfer of money from the United States to Mexico, under which Elektra will receive US$14.2 million annually over ten years. For this purpose, Western Union deposited US$142 million into an escrow account, which in turn invested this amount by purchasing 2% of the shares of three consolidated subsidiaries.

NOTE 3 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

         Below is a summary of the significant accounting policies, including the concepts, methods and criteria related to the recognition of the effects of inflation on the financial statements:

a.  Recognition of the effects of inflation

         The consolidated financial statements and the notes thereto are expressed in constant pesos of purchasing power as of December 31, 1999 and have been prepared in conformity with accounting principles generally accepted in Mexico, in accordance with the following policies:

- Inventory is restated by the replacement cost method; cost of sales is restated by applying factors derived from the National Consumer Price Index
     (NCPI).

- Property, furniture and equipment and investment in stores are restated by applying factors derived from the NCPI.

- The components of stockholders' equity are also restated by using factors derived from the NCPI from the dates on which capital was contributed and earnings were generated and reflects the amounts necessary to maintain the stockholders' investment at the purchasing power of the original amounts.

- The gain on net monetary position represents the effect of inflation, as measured by the NCPI, on the monthly net monetary liabilities and assets during the year, restated to pesos of purchasing power as of the end of the most recent period.

- The loss from holding nonmonetary assets represents the decrease in nonmonetary assets as compared to the inflation rate, measured in terms of the NCPI, and is included in stockholders' equity under the caption "loss from holding nonmonetary assets."

- The NCPI used to recognize the effects of inflation in the financial statements was 231.886, 275.038 and 308.919 as of December 31, 1997, 1998
     and 1999, respectively.

b.  Presentation of the statement of income

         In order to allow for better matching of revenues with the costs needed to produce them, revenues include income resulting from the sale of merchandise and from the installment sales program (that is, accrued mark-up, stated interest and penalty interest, less the monetary loss on receivables).

         Cost of sales includes the cost of merchandise sold, the allowance for doubtful accounts and the cost of financing the installment sales program, less the monetary gain on financing of receivables.

         Below is an analysis of revenues and of cost of sales:

                                                                   Year ended December 31,
                                                                    -----------------------
                                                           1997              1998         1999
                                                           ----              ----        ----
Revenues:
--------

Sales of Merchandise..............................  Ps 6,484,530     Ps 7,912,416    Ps 8,888,405
Accrued income for extended warranties............         1,985           35,778          87,056
Accrued mark-up...................................     1,586,472        1,985,274       2,063,750
Penalty interest..................................       249,599          237,451         324,476
Loss on monetary position from....................
Accounts receivable...............................      (341,235)        (326,523)       (244,081)
Revenues from money transfer services.............       316,678          344,246         347,578
                                                    ------------     ------------    ------------

                                                    Ps 8,298,029    Ps 10,188,642   Ps 11,467,184
                                                    ============     ============    ============


Costs:
-----
Cost of merchandise sold..........................  Ps 4,683,441     Ps 5,542,149    Ps 6,203,738
Provision for repairs.............................           593           10,732          26,118
Interest expense on loans.........................       279,487          256,640         273,062
Interest on money transfer funding................        11,957           16,288          14,709
Allowance for doubtful accounts...................       329,765          430,744         424,193
Gain on monetary position on loans obtained to
finance the installment sales program.............                       (212,240)       (158,652)
                                                    ---------------  -------------   -------------
                                                        (221,802)
                                                    ------------

                                                    Ps 5,083,441     Ps 6,044,277    Ps 6,783,168
                                                    ============     ============    ==============


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

f.  Allowance for doubtful accounts

         The Company increases the allowance for doubtful accounts at the time of any installment sale by an amount equal to five percent of the cash price of the merchandise sold, plus the mark-up, less the down payment, if any. This method of estimating the allowance for doubtful accounts is based on the historical experience of the Company and represents management's best estimate. The Company follows the policy of writing-off all customer balances outstanding more than 90 days against the allowance for doubtful accounts.

g.  Inventories and cost of sales

         Inventories and cost of sales are originally determined by the average cost method and are restated as mentioned in Note 3a. Amounts so determined do not exceed current market value (See Note 6).

h.  Property, furniture, equipment and investment in stores

         Property, furniture and equipment are expressed at acquisition cost and are restated as explained in Note 3a. Investment in stores represents major improvements necessary for the opening of stores, and is restated as mentioned in Note 3a.

         Depreciation is calculated by the straight-line method, based on the estimated useful lives and the values of the Company's fixed assets. Amortization of investment in stores is calculated by the straight-line method over periods no longer than five years (See Note 7).

i.  Investments in shares

         The investment in Comunicaciones Avanzadas, S. A. de C. V. (CASA) is accounted for by the equity method. The equity in income (loss) of CASA is shown net of the amortization of the related goodwill, in the consolidated statements of income. The amortization of CASA goodwill amounted to Ps51,383 in each of the years ended December 31, 1997, 1998 and 1999.

         Other investments in shares of companies in which the Company's interest is less than 10% are stated originally at cost, and subsequently restated by applying factors derived from the NCPI.

j.  Goodwill and negative goodwill

         The excess of cost over the book value of the shares of subsidiaries and equity investees acquired (goodwill) is amortized over 20 years and is restated by applying factors derived from the NCPI to historical cost.

         Negative goodwill is amortized over five years and is also restated by applying factors derived from the NCPI to historical cost. The related negative goodwill amortization for the year ended December 31, 1999, amounted to Ps22,827 and is included in depreciation and amortization expense.

k.  Income tax and employees' statutory profit sharing

         The charges to income for income tax and employees' statutory profit sharing are based on financial pretax income, after adjustment for items excluded by law from the determination of taxable profits (permanent differences) and for temporary differences, the realization of which is uncertain in a definite period of time. At December 31, 1998 and 1999, there were no temporary differences that require the recognition of deferred income tax.

l.  Labor obligations

         Seniority premiums to which employees are entitled upon termination of employment after 15 years of service, as well as benefits from the retirement plans established by the Company's subsidiaries for their employees, to which they do not contribute, are recognized as expenses of the years in which the services are rendered, based on actuarial studies.

         Plan benefits are primarily based on employees' years of service, which the Company estimates to be an average of 25 years, and remuneration at retirement.

         As of and for the years ended December 31, 1997, 1998 and 1999, the net cost for the period charged to income and the respective liability were not significant.

         Other severance compensation to which employees may be entitled in the event of dismissal or death, in accordance with the Mexican Federal Labor Law, is charged to income in the year in which it becomes payable.

m.  Revenues from extended warranty services

         Revenues from extended warranty services are recorded as deferred income on the date the corresponding warranty certificates are sold, and are credited to income using the straight-line method over the terms of extended warranties (from two to five years). The provision for repairs is determined by applying 30% to the income from extended warranty services and represents management's best estimate of potential repairs.

n. Transactions in foreign currencies and translation of transactions carried out abroad

         Transactions in foreign currencies are recorded at the rates of exchange prevailing on the dates they are entered into. Assets and liabilities denominated in these currencies are stated at the Mexican peso equivalents resulting from applying the year-end rates. Exchange differences arising from fluctuations in the exchange rates between the dates on which transactions are entered into and those on which they are settled or the balance sheet dates, are charged or credited to income (See Note 4).

         Figures of the subsidiaries in Central and South America are translated by using the methodology established in Statement B-15 "Transactions in Foreign Currency and Translation of Financial Statements of Foreign Subsidiaries." In accordance with the provisions of that statement, the figures of those subsidiaries are restated by applying inflation factors of the country of origin. The resulting monetary and nonmonetary assets and liabilities, as well as the income and expenses, are translated at the exchange rate in effect on the balance sheet date. Differences arising from the translation of the subsidiaries' financial statements as of December 31, 1998 and 1999 amounted to Ps6,564 and (Ps11,662), respectively, and were recorded as part of stockholders' equity.

o.  Earnings per share

         Earnings per share is computed in accordance with Statement B-14 "Earnings per Share", by dividing the income of majority stockholders by the weighted average number of shares outstanding in 1997 (3,553,643,026), 1998 (3,574,753,543) and 1999 (3,440,460,171). Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then share in the earnings of the entity. The effect of stock options granted to the Company's employees did not have a material effect on the calculation of diluted earnings per share.

p.  Derivative financial instruments

         Forward exchange contracts

         The Company has entered into short-term and medium-term forward currency exchange contracts to reduce the risk of adverse movements in the exchange rate between the Mexican Peso and the U.S. dollar. Realized and unrealized gains and losses on forward currency contracts are recognized in income of the period and are included in comprehensive financing cost. For the year ended December 31, 1999, these operations resulted in a Ps58.8 million loss.

         The Company does not enter into financial instruments for trading or speculative purposes. Counterparties to its derivatives transactions are normally major financial institutions who also participate in the Company's bank credit facilities. Credit loss from counterparty non-performance is not anticipated.

         Instruments Indexed to the Company's Stock

         Gains and losses on these types of contracts are recognized in the financial statements when realized. Any resulting gain or loss is recorded in stockholders' equity.

q.  Description of leasing arrangements

         The Company conducts a major part of its operations from leased facilities, which include 865 stores, seven warehouses, distribution centers and the building housing the Company's headquarters. These facilities are under operating leases that expire over the next ten years. Most of the operating leases are renewable for periods of three to five years.

         Some of the rental payments on store facilities are based on a minimum rental or a percentage of the store's sales (contingent rentals).

         In most cases, management expects leases to be renewed or replaced by other assets.

r.  Use of estimates

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements. Actual results could differ from those estimates.

s.  Reclassifications

         Certain reclassifications have been made to prior period amounts for them to conform to the current presentation.

NOTE 4 - FOREIGN CURRENCY POSITION:

         The following information is expressed in thousands of U.S. dollars, since this is the currency in which most of the Company's foreign currency transactions are carried out.

         The Company had the following foreign currency monetary assets and liabilities:

                                           December 31, 1998
                            ------------------------------------------------
                                              Central and
                           Mexico          South America (1)         Total
                           ------          -----------------         -----


Assets................. US$    30,687        US$    41,430        US$    72,117
Liabilities............      (241,430)             (65,467)            (306,897)
                        -------------        -------------        -------------
Net short position..... (US$  210,743)       (US$   24,037)       (US$  234,780)
                        =============        ==============       ==============


                                           December 31, 1999
                            ------------------------------------------------
                                              Central and
                           Mexico          South America (1)         Total
                           ------          -----------------         -----


Assets................. US$     33,625         US$    40,000      US$    73,625
Liabilities............       (267,025)              (55,099)          (322,124)
                        --------------         -------------      -------------
Net short position..... (US$   233,400)        (US$   15,099)     (US$  248,499)
                        ==============         =============      =============

----------------

(1) Denominated in different currencies, which were translated to U.S. dollars at the exchange rates in effect on December 31, 1998 and 1999.

         At December 31, 1998 and 1999 the exchange rate was Ps9.93 and Ps9.48, respectively, to the U.S. dollar. At February 25, 2000, date of issuance of the consolidated financial statements, the exchange rate was Ps9.41 to the U.S. dollar.

         The Company has entered into forward currency exchange contracts to hedge various bank loans for US$45 million.

         Below is a summary of the principal foreign currency transactions carried out by the Company's subsidiaries in 1997, 1998 and 1999:

                                              Year ended December 31,
                                              -----------------------
                                   1997                 1998             1999
                                   ----                 ----             ----


Money transfer services.......  US$  24,008         US$  24,270     US$  27,140
Sales.........................       21,117              71,260          82,911
Imported merchandise..........      (57,202)           (105,231)        (66,766)
Interest expense..............      (16,103)            (24,611)        (33,229)
Fees..........................       (7,878)            (21,132)        (25,192)
Other.........................       (6,642)            (11,728)        (10,437)
                                -----------         ------------     -----------
Net...........................  (US$ 42,700)        (US$ 67,172)    (US$ 25,573)
                                ============         ===========    ============

NOTE 5 - BALANCES DUE FROM CUSTOMERS, NET AND SECURITIZATION OF RECEIVABLES:

         Customer account balances at December 31, 1998 and 1999 are as follows:

                                                           December 31,
                                                           ------------
                                                       1998            1999
                                                       ----            ----

Gross retail receivables - Net of securitization...Ps  1,832,030  Ps  2,195,510
Less: Past due receivables written-off in the year...   (395,210)      (432,520)
                                                     -----------     -----------
Net retail receivables...............................  1,436,820      1,762,990
Wholesale receivables................................     49,380          2,815
                                                     -----------    -----------

Total................................................  1,486,200      1,765,805
Less: Allowance for doubtful accounts................    (92,512)       (84,185)
                                                     -----------     -----------

                                                   Ps  1,393,688   Ps  1,681,620
                                                   =============   =============


         Accounts receivable from retail customers are shown net of the unearned installment sales mark-up. The unearned installment sales mark-up was Ps494,144 and Ps308,975 at December 31, 1998 and 1999, respectively.

         The movement of the allowance for doubtful accounts is as follows:

                                       Year ended December 31,
                                       -----------------------
                            1997                 1998                1999
                            ----                 ----                ----


Beginning balance......... Ps   62,626          Ps   56,978         Ps   92,512
Provisions................     329,765              430,744             424,193
Write-offs................    (335,413)            (395,210)           (432,520)
                           -----------          ------------        -----------
Ending balance............ Ps   56,978          Ps   92,512         Ps   84,185
                           ===========          ===========         ===========

Securitization of receivables

         Elektrafin has established a four-year revolving securitization program to securitize its receivables. Under the program, Elektrafin transfers its receivable collection rights to a trust fund incorporated by Nacional Financiera, S. N. C. ("NAFIN") in exchange for cash resources obtained from the public offering of "Ordinary and Amortizable Participation Certificates" ("CPO's"). The public offering is affected by the issuance of preferred and subordinated CPO's acquired by public investors and Elektrafin, respectively. The subordinated CPO's are referred to as deposits on securitized receivables on our balance sheet. In 1998, Elektrafin completed two separate offerings, one on April 15, 1998 ("EKTFIN-981") and one on December 31, 1998 ("EKTFIN-982"), for Ps793,000 (nominal) and Ps200,000 (nominal), respectively.

         Duff and Phelps de Mexico, S. A. de C. V. (DPM) and Fitch IBCA Mexico,
S. A. de C. V. (FIM) rated the securitized receivables as "mAA" and "AA", respectively. On December 21, 1999, FIM and DPM increased their rating of the Elektrafin second revolving securitized receivables ("EKTFIN-982") to AAA and mAAA, respectively.

         In September 1999 Elektrafin completed its most recent offering of CPO's for Ps200,000 (nominal). This offering was rated "AA+" and "mAA" by FIM and DPM, respectively.

         Elektrafin collects the securitized receivables on behalf of the trust and deposits such collections in the trust fund. The three separate offerings of CPO's will mature in April 2000, December 2002 and August 2002. The preferred CPO's will be repaid at their nominal value, and the subordinated CPO's will be covered with the remaining cash held by the trust.

NOTE 6 - INVENTORIES:

                                                     December 31,
                                                     ------------
                                               1998                 1999
                                               ----                 ----

Brand name merchandise..................... Ps 2,077,871         Ps 2,194,274
Other merchandise..........................      224,469               139,465
Merchandise in transit.....................       70,002                90,816
Other finished products....................       32,391                 8,316
                                           -------------         -------------
                                               2,404,733             2,432,871

Less-Allowance for obsolete inventories....         (582)               (8,105)
                                           -------------         -------------
                                            Ps 2,404,151         Ps 2,424,766
                                           =============         =============


NOTE 7 - PROPERTY, FURNITURE, EQUIPMENT AND INVESTMENT IN STORES:

                                                                   Average
                                                           annual depreciation
                                                              and amortization
                                               December 31,        rate (%)
                                               ------------        --------
                                        1998               1999
                                        ----               ----

Buildings......................... Ps    370,872      Ps  2,012,968     3
Computer equipment................       715,012            921,769    30
Communication equipment...........       242,889            282,218    10
Transportation equipment..........       277,141            344,586    23
Furniture and fixtures............       346,134            493,473    14
Machinery and equipment...........       245,685            302,749    10
                                   -------------      -------------
                                       2,197,733          4,357,763
Less-Accumulated depreciation.....      (676,962)        (2,343,487)
                                   -------------      -------------
                                       1,520,771          2,014,276
Land..............................       219,109            817,804
Construction in progress..........        42,915
                                   -------------
                                       1,782,795          2,832,080
Investment in stores - Net........       626,120            636,856    20
                                   -------------      -------------

                                   Ps  2,408,915      Ps  3,468,936
                                   =============      =============


NOTE 8 - INVESTMENT IN SHARES:

                                                                      Percentage
                                                 December 31,      of equity (%)
                                                 ------------      -------------
                                         1998                1999
                                         ----                ----

Comunicaciones Avanzadas,
S.A. de C.V.......................  Ps    650,784       Ps    580,181     35.8
Biper, S.A. de C. V...............         90,122              68,084      5.0
Other.............................        153,040             149,264
                                    -------------       -------------

                                    Ps    893,946       Ps    797,529
                                    =============       =============

NOTE 9 - DUE FROM RELATED PARTIES, NET:

                                                      December 31,
                                                      ------------
                                                1998                 1999
                                                ----                 ----

Biper, S.A. de C.V. ("Biper")................ Ps 64,905          Ps  36,914
Radiocel, S.A. de C.V. ("Radiocel")..........    74,284             107,402
Grupo Cotsa, S.A. de C. V....................    25,564               1,563
Other........................................    65,473              56,862
                                              ---------          ----------

                                             Ps 230,226          Ps 202,741
                                             ==========          ==========

         The principal transactions with related parties are as follows:

Merchandise sales

         Revenues from sales of television sets, video cassette recorders and furniture to related parties and affiliated companies amounted to Ps98,837, Ps89,537 and Ps69,914 for the years ended December 31, 1997, 1998 and 1999, respectively.

Interest income

         For the years ended December 31, 1997, 1998 and 1999 the Company extended short-term loans to Biper and Radiocel. Interest income under these arrangements amounted to Ps15,402, Ps14,657 and Ps10,426, respectively.

Advertising expenses

         In 1996 the Company entered into a ten-year agreement with TV Azteca whereby Elektra will purchase at least 5,200 minutes per year of advertising time from TV Azteca, to be transmitted during otherwise unsold time. The price is US$1.5 million per year for ten years. For the years ended December 31, 1997, 1998 and 1999, the Company recorded advertising expenses of Ps16,961, Ps24,435 and Ps48,167, respectively, under this arrangement.

         In 1998 Elektra and TV Azteca entered into a separate five-year agreement (pursuant to which TV Azteca will air commercial spots for Elektra at commercial rates based on the gross rating points assigned during premium airtime, i.e., from 7:00 p.m. to 12:00 a.m. Under the 1998 agreement, Elektra determines each year how much airtime to purchase from TV Azteca for that particular year. In 1999, Elektra purchased Ps20 million of airtime under the 1998 agreement.

Unefon Agreement

         On October 15, 1999, Elektra entered into a renewable ten-year agreement with Unefon (the "Unefon Agreement"), under which Unefon will have ready access to its target market through Elektra's nationwide network of stores in Mexico. Pursuant to the Unefon Agreement, Elektra will market and distribute Unefon's telephone services to the public on an exclusive basis, dedicate space within its stores for customer services, administer all subscriber payment transactions and serve as its collection agent. Elektra will also allow Unefon to install its base stations and certain other network equipment on the premises of Elektra's stores.

         As compensation for these services, Elektra will receive 3% of Unefon's gross annual revenues and 2% of total receipts paid by subscribers at Elektra's stores. Unefon will also pay to Elektra a subscriber acquisition fee of US$3 for every new subscriber, a subscriber investigation fee of US$3 for every subscriber application and a fee of US$3 for each successful collection from subscribers who have not renewed their service at the end of the relevant prepaid period. Elektra will also receive an annual fee of US$3,000 for each store in which Unefon radio stations or other transmission equipment is located.

         Unefon is entitled to defer payment of all amounts due under the Unefon Agreement (except the US$3 per subscriber acquisition fee) during the initial three years of operations to the end of the fifth year of operations and amounts due in the fourth or fifth years of operations to the end of the sixth year of operations, in each case, with interest charged on deferred amounts at a rate equal to the average annual rate of Elektra's peso-denominated debt. Starting in the sixth year of Unefon operations, these payments will come due on a current basis.

         The Company has an indirect 9.3% interest in Unefon through the Company's interest in CASA.

         At December 31, 1999, no balances or transactions are included in the accompanying financial statements, since Unefon started operations on February 10, 2000.

NOTE 10 - BANK LOANS AND OTHER DEBT:

                                                                                    Average rate at
                                                December 31,                         December 31,
                                                ------------                         ------------
                                          1998               1999               1998               1999
                                          ----               ----               ----               ----

Loans in Mexican Pesos...........   Ps    967,637    Ps    791,729           35.96%             23.51%
Loans in U.S. dollars............         358,559          234,878            7.85%              9.35%
Long-term notes .................       1,048,417          949,000           12.75%             12.75%
Syndicated loan..................         948,037        1,138,800            7.50%              9.07%
                                                                          and 7.34%
Loans in other currencies (1)....         609,333          417,794           21.00%             23.80%
Other............................         192,743           49,258
                                     ------------     ------------
                                        4,124,726        3,581,459

Less-current portion.............       1,696,416        2,044,925
                                    -------------    -------------
Long-term debt...................   Ps  2,428,310    Ps  1,536,534
                                    =============    =============


---------------

(1)  Lempiras (Honduras), Colones (El Salvador), Dominican Pesos (Dominican
     Republic), Soles (Peru) and Quetzales (Guatemala).


         Following is the maturity of the long-term loans at December 31, 1999:

                                               Year               Amount
                                               ----               ------

                                               2001            Ps     967,134
                                               2002                   569,400
                                                               --------------



Long-term notes                                                Ps   1,536,534
                                                            =================

         In May 1996, the Company issued long-term notes for US$100 million on international markets, payable in the year 2001, subject to interest at 12.75% per annum, payable semiannually.

Syndicated loan

         The Company entered into a five-year US$150 million committed unsecured guaranteed revolving credit agreement with Citibank, N. A. as agent. At December 31, 1998, the Company had borrowed US$85 million under this agreement. The Company borrowed the remaining amount available under the credit facility of US$65 million on March 18, 1999. The amounts borrowed were repayable on December 3, 1999, June 30, 2000, December 3, 2000, June 30, 2002 and December 3, 2002.
This credit agreement includes certain financial covenants, the most significant of which are "Interest Coverage Ratio", "Leverage Ratio", "Current Assets Ratio" and "Fixed Charge Coverage Ratio."

         As of June 30, 1999 and September 30, 1999 the Company was not in compliance with the "Current Assets Ratio" specified in the credit agreement. On October 22, 1999, the Company and the banks agreed to amend the credit agreement and waive the covenant violations in exchange for: a) the prepayment of the installment due on December 3, 1999, b) payment of an additional fee to each bank amounting to 5/8 of 1% of the aggregate outstanding balance of the loan after giving effect to the aforementioned prepayment, c) an increase in the applicable margin used to determine the interest rate, and d) to limit the Company's capital expenditures to US$ 60 million beginning in 2000.

         On October 22, 1999, the Company also obtained from the banks a waiver of certain covenants for December 31, 1999.

NOTE 11 - OPERATING LEASES:

         Below is a schedule (by years) of future minimum rental payments required under operating leases that have initial or remaining noncancelable lease terms in excess of one year as of December 31, 1999:

           Year ending December 31:

           2000............................................       Ps 255,796
           2001............................................          210,367
           2002............................................          180,170
           2003............................................          159,017
           2004 and thereafter.............................          143,606
                                                                  ----------


           Total minimum payments required.................       Ps 948,956
                                                                  ==========

         The following schedule shows the composition of total rental expense for all operating leases, except those with terms of a month or less, that were not renewed:

                                                   Year ended December 31,
                                                   -----------------------
                                         1997             1998             1999
                                         ----             ----             ----

Minimum rentals.........................   163,030    Ps 233,934      Ps 295,406
Contingent rentals......................    20,535        25,497          28,852
                                        ----------    ----------      ----------


                                           183,565    Ps 259,431      Ps 324,258
                                        ==========    ==========      ==========


NOTE 12 - STOCKHOLDERS' EQUITY:

         On August 15, 1997, a special stockholders' meeting was held to authorize a ten-for-one stock split of Series "A", "B" and "L" shares and a ten-for-one stock split of each Ordinary Participation Certificate (CPO) (comprised of two Series "B" shares and one Series "L" share).

         After this stock split, the capital stock is represented by shares with no par value, distributed as shown below:

Authorized shares:

Series "A" Shares...............................   1,495,024,470
Series "B" Shares...............................   2,342,405,490
Series "L" Shares...............................     487,416,030
                                                  --------------
                                                   4,324,845,990
Less: authorized but unsubscribed
and/or unpaid shares:

Series "A" Shares...............................    (220,279,440)
Series "B" Shares...............................    (324,902,637)
Series "L" Shares...............................     (91,126,323)
                                                  --------------
                                                    (636,308,400)
Less - Repurchased shares.......................     (26,649,420)
                                                  --------------
                                                    (662,957,820)
                                                  --------------


Net authorized shares subscribed and
paid as of December 31, 1999..................    3,661,888,170
                                                  =============


         The Company's by-laws provide that all series of shares are unrestricted as to ownership. Series "L" shares have restricted voting rights.

         At December 31, 1999, the capital stock is represented by the following fixed minimum capital:

                                                              Amount
Series "A" shares.......................................... Ps  49,834
Series "B" shares..........................................     78,080
Series "L" shares..........................................     16,247
                                                            ----------

Fixed minimum capital stock................................    144,161
Subscribed but unpaid capital stock........................    (21,210)
                                                            ----------

Capital stock expressed in nominal pesos...................    122,951
Effect of restatement......................................    423,079
                                                            ----------

Capital stock expressed in Mexican pesos of
December 31, 1999 purchasing power......................... Ps 546,030
                                                            ==========


         No variable capital has been subscribed.

         In the event that dividends are paid from retained earnings which have not previously been taxed, a tax equivalent to 53.85% of the dividend will be payable by the Company. Additionally, dividends paid to individuals or to parties resident abroad are subject to a maximum tax withholding equivalent to 7.69%, regardless of any previous taxation of such dividends. Capital stock reductions in excess of the sum of the balances of the capital contributions accounts, net tax income and reinvested net tax income, inflation-indexed in accordance with the procedures established by the Income Tax Law, are accorded the same tax treatment as dividends. At December 31, 1999, the balance of previously taxed retained earnings, determined in accordance with the tax regulations in effect, amounted to Ps42,766.

         In February 1994, the Company and its stockholders approved the creation of the Partner 2000 Stock Option Plan (the "Plan") for key employees of the Company and its subsidiaries. Under the Plan, the Company may grant employees options to acquire up to 70 million CPO's of the Company at a price between Ps2.5 and Ps4.0 (nominal) per CPO. Options granted under the Plan vest pro-ratably over a five year period from the date of grant, if the Company achieves annual established performance goals. If the annual established performance goals are not achieved, the vesting or the options may be postponed or limited. The option price per CPO was determined based on each employee's employment date. At February 25, 2000, date of issuance of the audited consolidated financial statements, options to acquire 31,869,709 CPO's were exercised.

Stock options under the plan             Number of CPO's        Exercise price
----------------------------             -------------------------------------

Outstanding on December 31, 1996.........    56,783,265
                                           ------------

Granted:.................................     1,150,000              2.50
                                              1,169,532              4.00
Exercised................................   (19,768,759)
                                            -----------

Outstanding on December 31, 1997.........    39,334,038

Exercised................................    (4,450,283)
                                           ------------

Outstanding on December 31, 1998.........    34,883,755

Exercised................................    (3,842,277)
                                           ------------


Outstanding on December 31, 1999.........    31,041,478
                                           ============

Exercisable at December 31, 1999.........    28,210,353
                                           ============


         The following table summarizes information concerning stock options outstanding and exercisable at December 31, 1999:

                                   Options                  Number of
       Exercise price            outstanding           exercisable options
       --------------            -----------           -------------------

            2.50                  29,094,406                27,373,224
            3.25                   1,070,565                   520,728
            4.00                     876,507                   316,401
                                 -----------               -----------


                                  31,041,478                28,210,353
                                  ==========                ==========


         On October 12, 1999, Grupo Elektra entered into a derivative operation with third parties under which Grupo Elektra will receive or repay at maturity date, the difference (increase or decrease, as the case may be) between the market value of 32,587,000 CPO's of Grupo Elektra and the initial value of the operation (Ps4.635578 per CPO) minus cash dividends, paid by these CPO's, plus interest computed on the notional amount using the monthly average interest rate for Certificados de la Tesoreria (Mexican Treasury Certificates) ("CETES") minus two points . On December 16, 1999, both parties agreed to amend the contract and Grupo Elektra received a cumulative net gain of Ps51,144 at that date, which was recorded against paid-in capital. The new maturity date is June 15, 2000 and the new initial value of the operation is Ps6.426924 per CPO, minus cash dividends paid by these CPO's, plus interest determined using the "Tasa de Interes Interbancaria de Equilibrio" ("TIIE") plus four points. At December 31, 1999 and at the date of issuance of the consolidated financial statements, the market value of the Grupo Elektra CPO was Ps9.34 and Ps11.08, respectively.

         In November 1999, the Company entered into a second "equity swap" under which, the Company will receive all dividends from the 6,822,660 Elektra CPO shares during the period of the swap. Additionally, the Company will receive or repay at the maturity date, the increase or decrease, as the case may be, between the market value of the shares and the nominal value of each swap with a 90% Cap and a 60% Floor. The transaction matures in the year 2002. The Company pays interest on the swap notional amount at LIBOR plus 6%.

         At December 31, 1999, retained earnings include Ps167,868 corresponding to retained earnings of subsidiaries and affiliated companies. In order for the Company to pay a dividend from profits derived from affiliate earnings, the earnings must be previously declared as dividends by the subsidiaries and affiliated companies.

NOTE 13 - INCOME TAX, ASSET TAX AND EMPLOYEES' STATUTORY PROFIT SHARING:

         Income tax, asset tax and employees' statutory profit sharing charged to income for the periods presented are as follows:

                                                Year ended December 31,
                                                -----------------------
                                       1997              1998             1999
                                       ----              ----             ----
Income tax........................ Ps 111,639       Ps 114,540       Ps  96,583
Asset tax.........................      8,879            2,815
Employees' statutory
profit sharing....................      2,011            2,925
                                   ----------       ----------

                                   Ps 122,529       Ps 120,280       Ps  96,583
                                   ==========       ==========       ==========

         For the years ended December 31, 1997, 1998 and 1999, the differences between taxable and financial income are mainly due to the effect of the deduction for tax purposes of inventory purchases, offset by the non-allowable deduction of cost of sales, to the difference between the effect of the inflationary component determined for book and tax purposes, and to nondeductible expenses.

         Effective January 1, 1999, the corporate income tax rate was increased from 34% to 35%.

         At December 31, 1999, certain subsidiaries had tax loss carryforwards that expire as shown below:

                Year of                December 31,
              expiration                   1999
              ----------                 ----------
                 2004                   Ps 411,358
                 2005                      676,971
                 2006                      970,862
                 2007                      735,167
                 2008                      215,144
                 2009                      130,064
                                      ------------


                                      Ps 3,139,566
                                    ==============

         The tax loss carryforwards are restated by applying factors derived from the NCPI until they are utilized. The Company's subsidiaries file individual income tax returns and the Company does not prepare a consolidated income tax return, thus tax loss carryforwards of the subsidiaries can only be utilized by the subsidiaries generating the carryforwards. As from 1999 the Mexican Income Tax Law changed the regulations for tax consolidation by limiting consolidation to 60% of share participation (previously 100%).

         Certain subsidiaries paid asset tax for which a refund can be requested if income tax determined in any of the following ten years exceeds asset tax for those years. At December 31, 1999, the Company had Ps352,470 of recoverable asset tax, expiring as shown below:

                             Year of
                           expiration                 Amount
                           ----------                 ------

                              2000                 Ps   4,224
                              2001                      5,131
                              2002                      4,013
                              2003                      4,453
                              2004                    106,022
                              2005                     94,063
                              2006                     70,717
                              2007                     31,189
                              2008                     19,423
                              2009                     13,235
                                                   ----------


                                                   Ps 352,470



NOTE 14 - SEGMENT INFORMATION:

                                                                                                     Elimination
                                  Commercial       Credit   International  CASA             Other       entries      Consolidated
                                  ----------       ------   -------------  ----             -----       -------      ------------
As of and for the year ended
December 31, 1997

Revenues from
external customers...........  Ps 5,853,457  Ps 1,484,329   Ps  222,000   Ps 200,814     Ps 738,243 (Ps 200,814)     Ps 8,298,029
Depreciation and
amortization.................           905         11,181       5,422                      187,206                       204,714
Operating income (loss)......       685,827        812,112     (12,043)      149,431       (483,479)   (149,431)        1,002,417

Total assets.................     2,590,775      1,783,867     631,644     1,823,839      3,490,691                    10,320,796

As of and for the year
ended December 31,
1998

Revenues from external
customers....................  Ps 6,604,980   Ps 1,747,805  Ps 794,789   (Ps 164,283)  Ps 1,041,068  Ps 164,283     Ps 10,188,642
Depreciation and
amortization.................         1,964         11,400      57,948                      313,627                       384,939
Operating income (loss)......       876,011      1,006,412      18,202      (215,666)      (793,577)    215,666         1,107,048

Total assets.................     2,254,576      1,462,948   1,116,679     1,584,937      4,649,809                    11,068,949

As of and for the year ended
December 31, 1999

Revenues from external
customers....................  Ps 7,630,756   Ps 1,926,143  Ps 786,821    (Ps 29,831)  Ps 1,123,464   Ps 29,831     Ps 11,467,184
Depreciation and a
mortization..................        33,080         15,297      75,223                      359,557                       483,157
Operating income (loss)......       989,067      1,079,389     (24,473)      (21,552)      (849,684)     81,213         1,253,960

Total assets.................     2,285,801      1,384,240     970,359       632,940      6,544,259                    11,817,599



         The Company is reporting segment sales and services and operating income in the same format reviewed by the Company's management. An operating segment is defined as a component of the Company that engages in business activities from which it may earn revenues and incur expenses, and concerning which separate financial information is regularly evaluated by the Company's management in deciding how to allocate resources. The accounting policies of the segments are the same as those described in the summary of significant accounting policies.

         Certain assets and expenses, such as property, furniture and equipment and other assets, corporate overhead, depreciation, intangible amortization, interest expense and income taxes are not allocated to the segments and have been included in the Other column. The Company evaluates segment performance based upon income or loss before the aforementioned expenses. All the Company's operations are located in Mexico, except for the Latin American operations, which are located in Guatemala, El Salvador, Dominican Republic, Honduras and Peru.

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

         The International Business Unit represents the Company's electronics, appliance and furniture retail operations in five countries of Latin America:
Guatemala, El Salvador, Honduras, Dominican Republic and Peru.

         The CASA Business Unit includes the Company's investment in CASA stated by the equity method net of the corresponding goodwill amortization.

         The Company's other operating segment includes a chain of clothing stores (Hecali and The One) that offer a broad range of basic and sports apparel and sport shoes for men, ladies and children; Money Transfer Services from abroad, primarily the United States, to Mexico, and within Mexico; Savings Account Services; Extended Warranties and Photo Products and Processing Services.

NOTE 15 - SUBSEQUENT EVENT:

a. Revised statement D-4 "Accounting Treatment of Income Tax and Employees' Profit Sharing" is effective for fiscal years beginning January 1, 2000. This statement significantly changes the accounting treatment of income tax, eliminating the previous approach, known as the partial scope liability method, and replacing it with the full-scope method of assets and liabilities. Under this method, deferred taxes are initially recognized, for all the differences between the book and tax values of the assets and liabilities and for tax loss carryforwards and asset tax carryforwards that have a high probability of realization.

In accordance with the statement, the accrued effects as of January 1, 2000 will be recorded directly to stockholders' equity. The company estimates that said accrued effect will require the recognition of a net asset for deferred tax of approximately Ps265 million and a net credit to stockholders' equity for the same amount. The deferred income tax generated as from January 1, 2000 will be recorded as part of the net income (loss) of each year.

b. On March 22, 2000, Grupo Elektra completed a private placement offering of US$275 million in Senior Notes due 2008, resulting in net proceeds of US$268.1 million. A portion of the proceeds was used to prepay the US$120 million outstanding balance on the syndicated US$150 million guaranteed revolving credit facility and to purchase securities of US$110.9 million. The securities were placed into trust and will be used to pay the scheduled interest and principal at maturity on the US$100 million 12.75% Senior Notes due 2001. The Indenture governing the US$275 million in Senior Notes due 2008 imposes significant operating and financial restrictions on the Company. Such restrictions affect, and in many respects limit or prohibit, among other things, the Company's ability to pay dividends, incur indebtedness, create liens, enter into transactions with affiliates and consummate certain asset sales. The notes are guaranteed by all of the Company's subsidiaries.

NOTE 16 - RECONCILIATION BETWEEN MEXICAN (MEXICAN GAAP) AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (U.S. GAAP):

The Company's consolidated financial statements are prepared in accordance with Mexican GAAP, which differs in certain significant respects from U.S. GAAP. The Mexican GAAP consolidated financial statements include the effects of inflation as provided for under Statement B-10 "Recognition of the Effects of Inflation on Financial Information". The application of this statement represents a comprehensive measure of the effects of price level changes in the Mexican economy, which for many years was hyperinflationary, and is considered to result in a more meaningful presentation than historical cost-based financial reporting for both Mexican and U.S. accounting purposes. Therefore the following reconciliations to U.S. GAAP do not include the reversal of such inflationary effects.

The principal differences between Mexican GAAP and U.S. GAAP are summarized below with an explanation, where appropriate, of the effects on consolidated net income and stockholders' equity. The various reconciling items are presented net of any price level gain (loss):

a. Reconciliation of consolidated net income:

                                                                              Year ended December 31,
                                                                              -----------------------

                                                                       1997             1998                1999
                                                                       ----             ----                ----

    Net income related to majority stockholders under
    Mexican GAAP                                                   Ps  858,285       Ps 234,476      Ps    780,027
    Deferred income tax effects                                       (206,007)         (30,159)           (89,768)
    Deferred employees' profit sharing                                     840              629                665
    Amortization of goodwill relating to other subsidiaries
    acquisitions                                                        21,762           14,970             21,615
    Amortization of goodwill relating to CASA acquisition               51,383           51,383             51,383
    Difference in equity in earnings of CASA                          (124,320)         (77,836)            68,291
    Capitalized exchange losses and interest expense                     3,622            3,622              3,622
    Stock options granted to employees                                (297,495)         100,584            (74,076)
    Reversal of depreciation of property, plant and equipment
    acquired in the GSyR acquisition                                                                        39,398
    Additional amortization of negative goodwill from the
    GSyR acquisition                                                                                       103,720
    Net gain on derivative and hedging transactions                                                        128,344
    Effect on minority stockholders of U.S. GAAP adjustments             4,899           (2,703)              (644)
                                                                   -----------       ----------      -------------


    Net income under U.S. GAAP                                     Ps  312,969       Ps 294,966      Ps  1,032,577
                                                                   ===========       ==========      =============

    Basic and diluted earnings per share (in pesos)                Ps     0.09       Ps    0.08      Ps       0.30
                                                                   ===========       ==========      =============


    Basic weighted average number of common shares

    outstanding (in millions)                                            3,553.6         3,574.8           3,440.5
                                                                   =============     ===========     =============


b. Reconciliation of consolidated stockholders' equity:

                                                                         December 31,
                                                                         ------------

                                                                    1998             1999
                                                                    ----             ----

    Majority stockholders' equity under Mexican GAAP          Ps  4,102,573    Ps   4,503,242
    Deferred income tax effects                                    (983,986)          523,397
    Negative goodwill resulting from the recognition of
    deferred tax benefits acquired from GSyR                                       (1,597,151)
    Deferred employees' profit sharing                                2,815             3,480
    Participation in net equity of CASA                            (313,747)         (206,570)
    Goodwill relating to CASA acquisition                          (893,127)         (841,744)
    Goodwill relating to other subsidiaries acquisitions           (248,717)         (227,102)
    Capitalized exchange losses and interest expense                (21,588)          (17,966)
    Deferred income                                              (1,319,820)       (1,146,980)
    Net gain on derivative and hedging transactions                                    77,200
    Amortization of additional negative goodwill from
    the GSyR acquisition                                                              103,720
    Reversal of depreciation of property, plant and equipment
    acquired in the GSyR acquisition                                                   39,398
    Effect on minority stockholders of U.S. GAAP
    adjustments                                                     20,320             19,676
                                                              -------------    --------------


    Stockholders' equity under U.S. GAAP                     Ps    344,723     Ps   1,232,600
                                                             =============     ==============


An analysis of the changes in consolidated stockholders' equity under U.S. GAAP is shown below:

                                                         1997              1998                1999
                                                         ----              ----                ----

 Balance at beginning of year                   Ps     871,808     Ps   1,061,789     Ps      344,723
 Net income                                            312,969            294,966           1,032,577
 Loss from holding nonmonetary assets                 (333,002)          (726,483)           (229,028)
 Repurchase and sale of Grupo Elektra shares           (28,036)           (71,616)            135,750
 Payment of dividends                                 (163,492)          (125,361)           (124,003)
 Exercise of stock options                             104,047              5,448              10,167
 Stock options granted to employees                    297,495           (100,584)             74,076
 Effect of translation of foreign subsidiaries                              6,564             (11,662)
                                                   --------------     --------------     ---------------


 Balance at end of year                         Ps   1,061,789     Ps     344,723     Ps    1,232,600
                                                  ==============     ==============     ===============


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

      The reconciliations of net income and stockholders' equity also include adjustments in order to reconcile the equity in the income of CASA under Mexican GAAP to US GAAP. The principal reconciling items between the equity in the income of CASA under Mexican GAAP and US GAAP are: (i) the deferred tax effects, (2) the compensation cost from stock options, and
      (3) the effect of fifth amendment to statement "B-10".

      Also in the Mexican GAAP financial statements the equity in the income
      (loss) of CASA is presented net of the related goodwill amortization.

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

      3. Acquisition of GSyR

      On April 8, 1999, the Company acquired 94.3% of the capital stock of GSyR and replaced the syndicate of banks as creditor on GSyR's bank loans for an aggregate payment of US$77.7 million (approximately Ps850 million) plus transaction costs of Ps78 million. For U.S. GAAP purposes, the Company recorded the transaction using the purchase method of accounting.

      The total purchase cost of Ps928 million was initially allocated to the assets acquired (including tax loss carryforwards of Ps3,654,930 and recoverable asset tax of Ps317,925) and liabilities assumed based on their estimated fair values at the acquisition date and to the recognition of the acquired deferred tax assets that became realizable as a result of the acquisition and planned reorganization of the Company. The initial purchase price allocation resulted in the generation of negative goodwill, a portion of which was allocated to reduce the noncurrent assets (other than the deferred tax assets and the assets sold to Liverpool and other third parties) to zero. The assets sold to Liverpool and other third parties were recorded at their sale price. The remaining excess negative goodwill will be amortized over five years. The final purchase price allocation at the acquisition date is as follows:



Purchase price                                      Ps  927,770
                                                    ===========


Allocated to:
Current assets                                          594,027
Property, furniture and equipment                       169,726
Deferred tax assets                                   1,597,151
Negative goodwill                                      (848,748)
                                                    -----------

Total assets                                          1,512,156

Liabilities                                            (584,386)
                                                    -----------


Net assets acquired                                 Ps  927,770
                                                    ===========


      The reconciliation to U.S. GAAP net income and stockholders' equity as of and for the year ended December 31, 1999 include: 1) a net adjustment to reflect the differences in basis between Mexican and U.S. GAAP; 2) an adjustment to the negative goodwill amortization as a result of the basis difference; and 3) an adjustment to reverse the depreciation expense recorded on the property, plant and equipment that were allocated a reduced or zero value.

ii.    Employees' profit sharing

      Under U.S. GAAP, employees' profit sharing would be considered an operating expense.

iii.   Deferred income tax and employees' profit sharing


      As stated in Note 3k., income tax and employees' profit sharing are recorded under Mexican GAAP following interperiod allocation procedures under the partial liability method. Under this method, deferred tax and profit sharing are recognized only in respect of nonrecurring timing differences between taxable and book income which are expected to reverse at a definite future date. Also, under Mexican GAAP the benefit from utilizing tax loss carryforwards and asset tax credits are not recognized until utilized, at which time it is presented as an extraordinary item.

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

      The significant components of income tax expense under U.S. GAAP are as follows:

                                          Year ended December 31,
                                          -----------------------

                                    1997           1998              1999
                                    ----           ----              ----

      Current                   Ps 111,639      Ps 114,540       Ps  96,583
      Deferred                     206,007          30,159           89,768
      Asset tax                      8,879           2,815
                                ----------      ----------


                                Ps 326,525      Ps 147,514       Ps 186,351
                                ==========      ==========       ==========


      The following items represent the principal differences between income tax computed under U.S. GAAP at the statutory tax rate and the Company's provision for income tax in each year:

                                                 Year ended December 31,
                                                 -----------------------

                                              1997        1998       1999
                                              ----        ----       ----

      Statutory income tax rate                34%         34%        35%
      Effects of inflation                     10%        (10%)       (9%)
      Asset tax                                 2%          1%

      Non deductible expenses                   6%          5%        (5%)

       Other                                    3%         (9%)       (6%)
                                            ------       -----     ------

      Effective income tax rate                55%         21%        15%
                                            ======       =====     ======



      The tax and profit sharing effects of significant items comprising the Company's net deferred tax and profit sharing assets and liabilities under U.S. GAAP are shown below:

                                                       December 31,
                                                       ------------

                                                 1998             1999
                                                 ----             ----

      Deferred income tax liabilities:

      Inventories                          Ps  841,453       Ps 848,668

      Property, machinery and equipment        243,366            6,547
      Other                                    101,855          114,375
                                           -----------       ----------

                                             1,186,674          969,590
                                           -----------       ----------

      Deferred income tax assets:

      Allowance for doubtful accounts           32,380            29,465
      Operating loss carryforwards             119,426          1,098,848
      Asset tax carryforwards                   40,974            352,470
      Other                                      9,908             12,204
                                          ------------        -----------

                                               202,688          1,492,987
                                          ------------        -----------


      Net deferred income tax liabilities
      (assets)                             Ps 983,986        (Ps 523,397)
                                           ===========       ============


      Deferred employees' profit sharing:

      Property, machinery and equipment   Ps       15        Ps       7
      Other                                    (2,830)           (3,487)
                                          ------------       -----------

      Net deferred employees' profit sharing
      assets                             (Ps    2,815)      (Ps  3,480)
                                         =============      ============


iv.   Revenue recognition

      Under Mexican GAAP the mark-up on installment sales is deferred and amortized over the life of the installment sales contracts for all years, and is included as part of merchandise, services and other revenues since it is included in the sales price. Under Mexican GAAP any stated and penalty interest is also included in merchandise, services and other revenues.

      Under U.S. GAAP the installment sales mark-up earned along with stated and penalty interest would be classified as interest earned from consumer credit operations. During the years ended December 31, 1997, 1998 and 1999 the amount of installment sales mark-up earned for U.S. GAAP purposes was Ps1,586,472, Ps1,985,274, and Ps2,063,750, respectively.

      Under Mexican GAAP the loss on monetary position from accounts receivable is included in merchandise, services and other revenues since such accounts receivable relate to the installment sales contracts. Under U.S. GAAP the loss on monetary position from accounts receivable would not be part of operating income, but would be classified as other financing expense. For the years ended December 31, 1997, 1998, and 1999 the loss on monetary position from accounts receivable was Ps341,235, Ps326,523, and Ps244,081, respectively.

v.   Consumer credit operations

      The results of the Company's consumer credit operations which are included in the consolidated results of operations are as follows:


                                                      Year ended December 31,
                                                     -----------------------
                                         1997              1998             1999
                                         ----              ----             ----
 Consumer credit income:


 Mark-up from installment sales       Ps  1,586,472     Ps 1,985,274     Ps 2,063,750
 Finance charges                            249,599          237,451          324,476
                                   ----------------  ---------------  ---------------

                                          1,836,071        2,222,725        2,388,226
                                   ----------------  ---------------  ---------------

 Consumer credit expenses:

 Interest                                   279,487          256,640          273,062
 Payroll                                    177,106          222,562          262,494
 Provision for doubtful accounts            329,765          430,744          424,193
 Other credit and collection
 expenses                                   101,440           83,246          131,747
                                   ----------------  ---------------  ---------------

 Total operating expenses                   887,798          993,192        1,091,496
                                   ----------------  ---------------  ---------------

 Earnings from consumer credit
 operations                           Ps    948,273     Ps 1,229,533     Ps 1,296,730
                                   ================  ===============  ===============


vi.   Deferred income

      As described in Note 2f., the Company received US$142 million in 1996 relating to the Company's revised contractual agreements with Western Union, which was deposited in an escrow fund and subsequently (at the direction of the Company) transferred to the Company via purchase, by the escrow account, of shares of various consolidated subsidiaries. Under Mexican GAAP, the escrow fund is treated as an independent, unconsolidated entity and the US$142 million relating to the shares purchased by the escrow fund is accounted for as minority interest (US$5.6 million) and the remainder (US$136.4 million) is treated as additional paid-in capital which are both components of consolidated stockholders' equity. The minority interest and additional paid-in capital will be reduced annually by an aggregate of US$14.2 million with a corresponding credit to revenue, as escrowed amounts are released to the Company under terms of the escrow agreement. Income tax expense will be recorded at the time of revenue recognition.

      Under U.S. GAAP, the escrow arrangement would be treated as a special purpose consolidated entity, with the US$142 million accounted for as deferred income to be recognized as revenue over periods up to 10 years in accordance with the contractual agreements. Income taxes will be recorded, as appropriate, under FAS No. 109.

vii.  Securitization of receivables

      Under Mexican GAAP the Company accounted for the 1997, 1998 and 1999 securitizations of receivables as sales of the receivables and derecognized from its balance sheets the receivables transferred under the programs against the proceeds received.

      Under U.S. GAAP, the transfer of the receivables in the 1997, 1998 and 1999 securitization programs have been accounted for as secured borrowings in accordance with Statement of Financial Accounting Standards No. 125 "Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities". Consequently, under U.S. GAAP the Company reestablished on its balance sheets as of December 31, 1997, 1998 and 1999, receivables of Ps1,087,232, Ps1,460,399 and Ps1,840,917, respectively, which include Ps102,289, Ps379,290 and Ps684,297, respectively, that correspond to the guarantee on the securitized receivables.

      The Company also recorded as of December 31, 1997, 1998 and 1999 liabilities of Ps984,944, Ps1,081,109 and Ps1,156,620, respectively.

viii. Capitalized interest

      The Company capitalized exchange losses and interest incurred from borrowings obtained for construction projects in 1994. For the years ended December 31, 1997, 1998 and 1999 the Company did not capitalize exchange losses or interest. Under U.S. GAAP exchange losses are not capitalized and interest is capitalized by applying the weighted average interest rate paid by the Company to the capitalized costs related to the construction projects.



      Amount capitalized under Mexican GAAP:

      Interest (net of monetary gain)                               Ps 6,466
      Exchange losses                                                 40,882
                                                                ------------
                                                                      47,348

      Amount capitalizable under U.S. GAAP                           (11,127)
                                                                ------------

      Difference                                                   Ps 36,221
                                                                ============

The depreciation of this item amounted to Ps3,622 in each of the years ended December 31, 1997, 1998 and 1999.

ix.   Employee stock option plan

      The Company's stock option plan under U.S. GAAP would be considered a variable plan since the number of shares exercisable is contingent on the Company achieving its performance goals. Once the Company has determined the number of options to be exercisable in a particular year compensation expense is determined as the difference between the quoted market price and the option exercise price times the number of shares exercisable during the year. Compensation expense (income) relating to the Employee Stock Option Plan determined under Accounting Principles Board Opinion No. 25 for the years ended December 31, 1997, 1998, and 1999 was Ps297,495, (Ps100,584), and Ps74,076, respectively.

      Had compensation cost for the Company's Employee Stock Option Plan been determined based on the fair value at the grant dates for awards under those plans consistent with the method of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation", ("FAS No. 123"), the Company's compensation expense for the years ended December 31, 1997, 1998 and 1999 would have been Ps349,305, Ps26,675, and Ps16,430 respectively, and the net income per share would have been reduced or increased to the proforma amounts as follows:

                                    Year ended December 31,
                                    -----------------------
                            1997              1998              1999
                            ----              ----              ----


Net income as reported  Ps 312,969      Ps  294,966     Ps 1,032,577
                        =============   ============    ===============

Net income proforma     Ps 261,159      Ps  167,707     Ps 1,090,223
                        =============   ============    ===============

Basic and diluted
earnings per share
as reported             Ps    0.09      Ps   0.08Ps         0.30
                        =============   ============    ===============

Basic and diluted
earningsper share
proforma                Ps    0.07      Ps   0.05Ps         0.32
                        =============   ============    ===============

      The effect on net income and net income per share is not expected to be indicative of the effects in future years. The fair value of each option grant is estimated on the date of grant using the weighted average Black-Scholes option pricing model and simple binomial model with the assumptions presented below:

                                                  Year ended December 31,
                                                  -----------------------
                                              1997            1998       1999
                                              ----            ----       ----

      Expected volatility                      0.533          0.7706     0.5137

      Risk-free interest rate                 18.00%         29.99%      18.67%

      Expected life of options in years        1.15            1.00       1.00

      Expected dividend yield                 15%             15%        15%


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

x.    Concentration of credit risk

      The Company is a retailer of consumer electronics, major appliances, household furniture and other products with 847 stores in Mexico and 99 Elektra stores in several Latin American countries at December 31, 1999. The Company regularly makes installment sales to its customers and credit operations are managed by each store based on established credit policies developed by the Company.

      Due to the significant number of installment sales customers and store locations the Company believes that it is not dependent on any geographical area or customer base and therefore has no significant concentration of credit risk.

      The Company currently has a network of approximately 170 suppliers for its electronics, appliances and furniture products and directly imports approximately 5% of these products. Three of the Company's suppliers together accounted for more than 45% of its aggregate purchases of merchandise in the year ended December 31, 1999.

xi.   Fair value information

      The following disclosure of the estimated fair value of financial instruments is made in accordance with the requirements of Statement of Financial Accounting Standards No. 107 "Disclosures about Fair Value of Financial Instruments" ("FAS No. 107"). The estimated fair value amounts have been determined by the Company, using available market information and appropriate valuation methodologies. However, considerable judgment is required in interpreting market data to develop estimates of fair value.

      The carrying value of cash and cash equivalents, accounts receivable and accounts payable is a reasonable estimate of their fair value.

      The carrying value of loans to related parties at December 31, 1998 and 1999 is a reasonable estimate of their fair value based on the interest rates that are currently available to the related parties for issuance of notes with similar terms and remaining maturities.

      The Company's bank loans and other debt bear interest at variable rates and their terms are generally representative of those which are currently available to the Company at December 31, 1998 and 1999 for the issuance of debt with similar terms and remaining maturities, and therefore the carrying values of these loans and other debt are a reasonable estimate of their fair value.

      The fair value of the Company's long-term notes is based on quoted market prices. The estimated fair value of these instruments are as follows:

                                           December 31,
                                          -------------
                                        1998             1999
                                        ----             ----

      Carrying value            US$ 100,000,000      US$ 100,000,000
      Fair value                US$  92,650,000      US$ 107,000,000

      The long-term notes are thinly traded financial instruments accordingly, their market price at any balance sheet date may not be representative of the price which would be derived from a more active market.

      The estimated fair value of forward exchange contracts to purchase US$45 million at a cost of Ps485.9 million, was determined using the current exchange rate as of December 31, 1999 of Ps9.48 and totaled Ps59.3 million. The contracts mature in June 2000 and in December 2000.

      In addition, Grupo Elektra provided a third party with an option to enter into a forward exchange contract. If exercised, Grupo Elektra would be obligated to purchase US$30 million at a cost of Ps321.0 million in December 2000. The option expires in June 2000. The estimated fair value of this contract was determined using the current exchange rate as of December 31, 1999 of Ps9.48 and totaled Ps36.6 million.

      As of December 31, 1999, Grupo Elektra had entered into two equity swap agreements. Set forth below is the fair value of the Company's equity swap portfolio at December 31, 1999:

             Initial         Notional
       Underlying shares       price               Amount          Fair value
       -----------------       -----               ------          ----------

 6,822,660Elektra CPOs       US$0.68          US$4.6 million    US$ 2.1 million
32,587,000Elektra CPOs      Ps  6.43      Ps.  209.5 million  Ps.  94.8 million

xii.  Comprehensive income

      Effective January 1, 1998, the Company adopted for U.S. GAAP purposes Statement of Financial Accounting Standards No. 130 "Reporting Comprehensive Income" ("FAS No. 130"), which establishes new standards for reporting and displaying comprehensive income and its components. It was not practical to determine the cumulative comprehensive income as of January 1, 1998.

xiii. Derivative financial instruments

      Forward foreign currency exchange contracts and option

      As mentioned in Note 3p., under Mexican GAAP, the Company has recorded in earnings the gains and losses on forward foreign currency exchange contracts resulting from the differences between the forward peso rates and the peso spot rate as of December 31, 1999.

      The Company also granted to a third party the option to enter into a forward foreign currency contract at pre-established exchange rates. No amounts have been recorded in the financial statements for this option.

      Under U.S. GAAP, the differences between the forward peso rates and the spot rates on the dates the forward foreign currency exchange contracts were entered into (premium or discount) are amortized to earnings over the contract term. In addition, gains and losses are recognized in earnings for the gain or loss resulting from the differences between the forward peso rates and the peso spot rate as of December 31, 1999. This difference did not result in a material reconciling item as of December 31, 1999.

      Also, under U.S. GAAP the Company recognized a liability and a loss of Ps36,600 for the difference between the option contract forward rate and spot rate on December 31, 1999.

      Instruments indexed to the Company's stock

      As mentioned in Note 12, under Mexican GAAP gains or losses on these types of contracts are recognized in the financial statements when realized. Any resulting gain or loss is recorded in stockholders' equity.

      Under U.S. GAAP, contracts that are indexed to a Company's stock that require settlement in cash are reflected in earnings. An asset or liability with a corresponding gain or loss would be recorded for the difference between the market price of Grupo Elektra stock and the contract price (as defined) as of December 31, 1999. The Company recorded receivables and gains of Ps113,800 on these contracts. In addition, for U.S. GAAP purposes, the payment received in partial settlement of one of the contracts of Ps51,144 was recorded in earnings.


New pronouncements

      In February 2000, the MIPA issued statement C-2 "Financial Instruments", which is effective for fiscal years beginning January 1, 2001. The accounting and disclosure for financial instruments under this statement is essentially similar to U.S. GAAP.

      Statement of Financial Accounting Standards No. 133 "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133") establishes a new model for the accounting of derivatives and hedging activities and supercedes and amends a number of existing standards. Upon SFAS 133's initial application, all derivatives are required to be recognized in the statement of financial position as either assets or liabilities and measured at fair value. In addition, all hedging relationships must be designated, reassessed and documented pursuant to the provisions of SFAS
      133. Financial Accounting Standard No. 137 "Deferral of the Effective Date of SFAS No. 133" defers the effective date of SFAS 133, to fiscal years beginning after June 15, 2000. Management has not assessed the impact of this new standard on the operations of the Company.

xiv. Recently issued accounting standards

     Beginning January 1, 1999 the Company adopted Financial Accounting Standards Board ("FASB") Statement of Position 98-5, "Reporting on the Costs of Start-up Activities". This statement of position provides guidance on the financial reporting of start-up costs and organization costs. It requires cost of start-up activities and organization costs to be expensed as incurred. The adoption of this SOP has not had a material impact on the Company's consolidated financial position or results of operations.

xv.  Condensed balance sheets and income statements under U.S. GAAP:

     The following condensed balance sheets and statements of income reflect the effects of the principal differences between Mexican GAAP and U.S. GAAP.


CONDENSED BALANCE SHEETS

                                                           December 31,
                                                           ------------
                                                    1998                  1999
                                                    ----                  ----

  Cash and cash equivalents                  Ps  1,345,317          Ps  793,202
  Accounts receivable due from
  customers - Net                                2,854,087            3,522,537
  Related parties                                  230,226              202,741
  Inventories                                    2,404,151            2,424,766
  Other current assets                             398,738              337,786
                                             -------------       --------------

  Total current assets                           7,232,519            7,281,032

  Property, machinery and equipment - Net        2,387,327            2,589,022
  Deferred income tax                                                 1,431,171
  Other assets                                     713,677              687,370
  Investment in CASA                               337,037              373,611
  Negative goodwill                                                    (721,436)
                                             -------------       --------------


  Total assets                               Ps 10,670,560       Ps  11,640,770
                                             =============       ==============


  Short-term debt                            Ps  1,731,887       Ps   2,252,979
  Deferred income - Current portion                188,546              159,428
  Suppliers                                      1,954,187            2,235,310
  Deferred income tax                              785,174              907,774
  Other current liabilities                        611,235              807,497
                                             -------------       --------------

  Total current liabilities                      5,271,029            6,362,988

  Long-term debt                                 3,516,283            2,494,848
  Other long-term liabilities                      132,417              398,574
  Deferred income tax                              198,812
  Deferred income                                1,131,274              987,552
                                             -------------       --------------

  Total liabilities                             10,249,815           10,243,962
                                             -------------       --------------

  Minority interest                                 76,022              164,208
                                             -------------       --------------

  Majority stockholders                            344,723            1,232,600
                                             -------------       --------------


  Total liabilities and stockholders'
  equity                                     Ps 10,670,560       Ps  11,640,770
                                             =============       ==============

CONDENSED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME


                                                                     Year ended December 31,
                                                                     -----------------------

                                                      1997               1998                1999
                                                      ----               ----                ----

Revenues:
Sales and money transfer services                Ps   6,803,193     Ps   8,292,440      Ps  9,323,039
Interest earned from consumer credit
operations                                            1,836,071          2,222,725          2,388,226
                                                 --------------     --------------      -------------

                                                      8,639,264         10,515,165         11,711,265
                                                 --------------     --------------      -------------

Costs and expenses:
Cost of sales                                        (4,684,034)        (5,552,881)        (6,229,856)
Selling, general and administrative                  (2,484,281)        (2,918,141)        (3,335,777)
Allowance for doubtful accounts                        (329,765)          (430,744)          (424,193)
Employees' statutory profit sharing                      (1,171)            (2,296)               665
                                                 --------------     --------------      -------------

                                                     (7,499,251)        (8,904,062)        (9,989,161)
                                                 --------------     --------------      -------------

Operating income                                      1,140,013          1,611,103          1,722,104
Interest paid for consumer credit operations           (279,487)          (256,640)          (273,062)
Other financing expense                                (280,758)          (662,640)          (246,075)
                                                 --------------     --------------      -------------

Income before taxes equity in earnings and
minority interest                                       579,768            691,823          1,202,967

Income and asset tax                                   (326,525)          (147,514)          (186,351)
                                                 --------------     --------------      -------------

Income before equity in earnings and
minority interest                                       253,243            544,309          1,016,616

Equity in income (loss) of CASA                          76,494           (242,119)            38,460
                                                 --------------     --------------      -------------

Income before minority interest                         329,737            302,190          1,055,076
Minority interest                                       (16,768)            (7,224)           (22,499)
                                                 --------------     --------------      -------------

Net income of majority stockholders                     312,969            294,966          1,032,577

Effect of translation of foreign subsidiaries                                6,564            (11,662)
Loss from holding non-monetary assets                  (235,342)          (368,697)          (138,895)
                                                 --------------     --------------      -------------


Comprehensive income (loss)                      Ps      77,627    (Ps      67,167)     Ps    882,020
                                                 ==============     ==============      =============


xvi.  Cash flow information

      Under US GAAP a statement of cash flow is prepared based on provisions of Statement of Financial Accounting Standards No. 95 "Statement of Cash Flows" ("FAS No. 95"). This statement does not provide guidance for the preparation of cash flow statements for price level adjusted financial statements.

       Presented below is statement of cash flows for the year ended December 31, 1997, prepared after considering the impact of U.S. GAAP adjustments. The cash flow statement is net of certain non cash transactions but includes the effects of inflation on cash flow and has been restated to pesos of December 31, 1999, purchasing power:

                                                         Year ended December 31,
                                                         -----------------------

Cash flows from operating activities:                                1997
------------------------------------                                 ----

Net income                                                        Ps   312,969
Adjustments to reconcile net income to net cash used in operating activities:

Depreciation and amortization                                          179,330
Allowance for doubtful accounts                                        329,765
Equity in income of affiliated company                                 (76,494)
Accrual for seniority premiums                                           7,433
Monetary gain from financing activities                                (23,757)
Deferred income tax and employees' profit sharing                      205,167
Stock options granted to employees                                     297,495
Deferred income from Western Union agreement                          (152,495)
Other                                                                 (142,456)
Net changes in working capital                                      (1,684,775)
                                                                  ------------

Net cash used in operating activities                                 (747,818)
                                                                  ------------

Cash flows from investing activities:

Acquisition of property, furniture, equipment and
investment in stores                                                (1,047,177)
                                                                  ------------

Cash flows from financing activities:

Proceeds from short-term and long-term debt                          2,067,219
Proceeds from securitization of receivables - Net                      984,944
Repayment of short-term debt                                          (867,402)
Capitalized lease obligations                                          (61,729)
Issuance of capital stock                                              104,047
Repurchase and sale of Grupo Elektra shares                            (28,036)
Payment of dividends                                                  (163,492)
                                                                  ------------

Net cash provided by financing activities                            2,035,551
                                                                  ------------

Increase in cash and cash equivalents                                  240,556
Cash and cash equivalents at beginning of year                         304,966
                                                                  ------------


Cash and cash equivalents at end of year                          Ps   545,522
                                                                  ============


Supplemental disclosure:
Cash paid during the year for:

Interest                                                          Ps   539,106
                                                                  ============

Income tax                                                        Ps   121,893
                                                                  ============

      Presented below are statements of cash flow for the years ended December 31, 1998 and 1999, prepared after considering the impact of U.S. GAAP adjustments. The cash flow statements present nominal cash flow during the periods, adjusted to pesos of December 31, 1999, purchasing power.

                                                              Year ended
                                                             December 31,
                                                             ------------

                                                         1998          1999
                                                         ----          ----
Cash flows from operating activities:

Net income                                            Ps  294,966  Ps1,032,577
Adjustments to reconcile net income to net
cash provided by operating activities:
Depreciation and amortization                             366,346      418,522
Amortization of negative goodwill                                     (103,720)
Allowance for doubtful accounts                           430,744      424,193
Equity in loss of affiliated company                      242,119      (38,460)
Provision for repairs                                      10,732       26,118
Minority stockholders                                       7,224       22,499
Accrual for seniority premiums                              5,880        6,559
Monetary gain from financing activities                  (144,814)    (171,511)
Deferred income tax and employees' profit sharing          29,530       89,103
Compensation expense from stock options
granted to employees                                     (100,584)      74,076
Recognition of deferred income from
Western Union agreement                                  (158,378)    (134,758)
Unrealized exchange loss (gain) - Net                     241,725     (139,650)
Unrealized net gain on derivative
and hedging transactions                                               (77,200)
Unaccrued income from extended warranties                 102,243      232,222
Net changes in working capital                           (457,226)  (1,186,609)
                                                      -----------  -----------

Net cash provided by operating activities                 870,507      473,961
                                                      -----------  -----------

Cash flows from investing activities:

Acquisition of property, furniture, equipment
and investment in stores                                 (629,347)    (438,348)
Proceeds from disposal of assets                                       463,330
Investments in shares                                    (167,491)
Acquisition of GSyR, net of cash acquired                             (883,164)
                                                      -----------  -----------

Net cash used in investing activities                    (796,838)    (858,182)
                                                      -----------  -----------

Cash flows from financing activities:

Short-term and long-term loans received                 2,289,311    4,790,334
Repayment of short-term and long-term debt             (1,139,926)  (4,779,960)
Proceeds from securitization of receivables - Net       1,081,109      194,094
Repayment of securitization receivables                  (984,944)
Issuance of capital stock                                   5,448       10,167
Repurchase and sale of Grupo Elektra shares               (71,616)     135,750
Payment of dividends                                     (125,361)    (124,003)
Gain or derivative transactions                                         51,144
                                                      -----------  -----------

Net cash provided by financing activities               1,054,021      277,526
                                                      -----------  -----------

Effects of inflation and exchange rate changes on cash    (327,895)    (445,420)
                                                       -----------  -----------

Increase (decrease) in cash and cash equivalents           799,795     (552,115)
Cash and cash equivalents at beginning of year             545,522    1,345,317
                                                       -----------  -----------


Cash and cash equivalents at end of year               Ps1,345,317  Ps  793,202
                                                       ===========  ===========


Supplemental disclosure:
Cash paid during the year for:

Interest                                               Ps  611,462  Ps  539,106
                                                       ===========  ===========

Income tax                                             Ps  134,238  Ps  121,893
                                                       ===========  ===========



      Non cash transactions:

      The Company recorded capital lease obligations of Ps2,192 during 1998, related to the acquisition of property.

      In the year ended December 31, 1999, the Company acquired 71% of the capital stock of Cotsa through the capitalization of Ps324,946 in receivables due the Company.

                        ELEKTRA COMERCIAL, S. A. DE C. V.
                        ---------------------------------
                  (Subsidiary of Grupo Elektra, S. A. de C. V.)
                       (formerly Elektra, S. A. de C. V.)

                              FINANCIAL STATEMENTS

                           DECEMBER 31, 1998 AND 1999

                        ELEKTRA COMERCIAL, S. A. DE C. V.
                        ---------------------------------
                 (Subsidiary of Grupo Elektra, S. A. de C. V.)
                       (formerly Elektra, S. A. de C. V.)

                              FINANCIAL STATEMENTS

                           DECEMBER 31, 1998 AND 1999



                                      INDEX



Contents

Financial Statements                                        Page
--------------------                                        ----

Report of Independent Accountants.........................F - 47

Balance Sheets............................................F - 49

Statements of Income......................................F - 50

Statements of Changes in Stockholders' Equity.............F - 51

Statements of Changes in Financial Position...............F - 52

Notes to the Financial Statements.........................F - 53

REPORT OF INDEPENDENT ACCOUNTANTS


Mexico City, February 25, 2000, except for paragraph b. of Note 10 for which the date is March 22, 2000.


To the Stockholders of
Elektra Comercial, S. A. de C. V.
(formerly Elektra, S. A. de C. V.)


1. We have audited the balance sheets of Elektra Comercial, S. A. de C. V., formerly Elektra, S. A. de C. V. (the "Company") as of December 31, 1998 and 1999, and the related statements of income, of changes in stockholders' equity and of changes in financial position for each of the three years in the period ended December 31, 1999, all expressed in constant pesos of December 31, 1999 purchasing power. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

2. As mentioned in Note 1 to the financial statements, at the Extraordinary Meeting held on December 8, 1999, the stockholders approved the merger of Elektra Comercial, S. A. de C. V. and Elektra, S. A. de C. V. ("Elektra"), both of which were subsidiaries of Grupo Elektra, S. A. de C. V., with Elektra Comercial, S. A. de C. V. as the surviving entity for legal and tax purposes. For accounting purposes, the merger has been accounted for as a recapitalization of the Company.

3. In our opinion, the aforementioned financial statements present fairly, in all material respects, the financial position of Elektra Comercial, S. A. de C. V. at December 31, 1998 and 1999, and the results of its operations, and the changes in stockholders' equity and in its financial position for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in Mexico.

4. Accounting principles generally accepted in Mexico vary in certain significant respects from generally accepted accounting principles in the United States of America. The application of generally accepted accounting principles in the United States of America would have affected the determination of net income for each of the three years in the period ended December 31, 1999, and the determination of stockholders' equity as of December 31, 1998 and 1999 to the extent summarized in Note 11 to the financial statements.


PricewaterhouseCoopers




Javier Soni

                        ELEKTRA COMERCIAL, S. A. DE C. V.
                        ---------------------------------
                       (formerly Elektra, S. A. de C. V.)

                                 BALANCE SHEETS
                                    (Note 1)

                          Thousands of Mexican pesos of
                       December 31, 1999 purchasing power

                                                                          December 31,
                                                                          ------------
Assets:                                                              1998              1999
------                                                               ----              ----

CURRENT ASSETS:
Cash and cash equivalents                                        Ps 1,010,689      Ps   651,807
                                                                 ------------      ------------

Accounts receivable:
Customers, less allowance for doubtful accounts
of Ps9,748 in 1998, Ps13,018 in 1999                                   34,923            44,215
Related parties (Note 4)                                            2,656,543         3,941,713
Recoverable taxes                                                      87,505               433
Other receivables                                                     223,833           236,085
                                                                 ------------      ------------

                                                                    3,002,804         4,222,446

Inventories (Note 5)                                                1,901,699         1,959,857
                                                                 ------------      ------------

Prepaid expenses                                                      245,055           109,718
                                                                 ------------      ------------

Total current assets                                                6,160,247         6,943,828

RELATED PARTIES (Note 4)                                                                777,722

INVESTMENT IN STORES, TRANSPORTATION
EQUIPMENT AND OTHER EQUIPMENT, less accumulated
depreciation of Ps232,825 in 1998, Ps302,829 in 1999                  236,226           371,833

INVESTMENT IN SHARES                                                   48,194            44,051

GOODWILL, less accumulated amortization of Ps1,825 in 1998,
Ps8,975 in 1999                                                       144,219           137,071

OTHER ASSETS                                                           26,727            22,501
                                                                 ------------      ------------


                                                                 Ps 6,615,613      Ps 8,297,006

Liabilities and Stockholders' Equity

CURRENT LIABILITIES:
Bank loans (Note 6)                                              Ps 1,272,770      Ps   939,812
Suppliers                                                           1,378,247         1,682,295
Related parties (Note 4)                                            1,178,609         1,377,398
Accounts payable and accrued expenses                                 197,869           377,777
                                                                 ------------      ------------

Total current liabilities                                           4,027,495         4,377,282

RELATED PARTIES (Note 4)                                              793,842           675,466
                                                                 ------------      ------------

                                                                    4,821,337         5,052,748
STOCKHOLDERS' EQUITY (Notes 1 and 7):
Capital stock                                                          87,014           187,229
Legal reserve                                                                            43,736
Paid-in capital                                                       544,110         3,265,059
Retained earnings                                                   2,706,553         2,487,166
Loss from holding nonmonetary assets                               (1,543,401)       (2,738,932)
                                                                 ------------      ------------

                                                                    1,794,276         3,244,258
CONTINGENCY (Note 9)
SUBSEQUENT EVENTS (Note 10)


                                                                 Ps 6,615,613      Ps 8,297,006


The accompanying notes are an integral part of these financial statements.

                                       ELEKTRA COMERCIAL, S. A. DE C. V.
                                       ---------------------------------
                                      (formerly Elektra, S. A. de C. V.)

                              STATEMENTS OF INCOME
                                 (Notes 1 and 4)

                          Thousands of Mexican pesos of
                       December 31, 1999 purchasing power


                                                                            Year ended December 31,
                                                                            -----------------------
Revenues:                                                           1997             1998               1999
--------                                                            ----             ----               ----

Net sales                                                      Ps 6,092,474       Ps 6,219,366      Ps 6,951,826
Money transfer services                                             316,677            361,418           336,493
Services rendered to affiliated companies - Net                     228,032            339,891           306,239
Other income - Net                                                  198,718              3,464            26,989
                                                               ------------       ------------      ------------

                                                                  6,835,901          6,924,139         7,621,547
                                                               ------------       ------------      ------------
Costs:
-----

Cost of sales                                                     4,448,203          4,523,211         4,951,026
Administrative and selling expenses                               1,358,859          1,647,129         1,684,044
                                                               ------------       ------------      ------------

                                                                  5,807,062          6,170,340         6,635,070
                                                               ------------       ------------      ------------

Operating income                                                  1,028,839            753,799           986,477
                                                               ------------       ------------      ------------

Comprehensive financing cost:
Interest income                                                     172,438            235,174           388,245
Interest expense                                                   (639,243)          (435,962)         (434,689)
Foreign exchange (loss) gain - Net                                  (60,188)          (307,703)           52,505
(Loss) gain on net monetary position                                (85,861)            97,425           (17,196)
                                                               -------------       -----------      -------------

                                                                   (612,854)          (411,066)          (11,135)
                                                               ------------       ------------      -------------

Income before taxes, equity in affiliated
company and extraordinary items                                     415,985            342,733           975,342

Asset tax and income tax (Note 8)                                    15,937             54,331           265,795
                                                               ------------       ------------      ------------

Income before equity in affiliated company
and extraordinary items                                             400,048            288,402           709,547
Equity in income of affiliated company                                                  12,094             3,986
                                                               ------------       ------------      ------------

Income before extraordinary items                                   400,048            300,496           713,533

Benefit from realization of prior years'
tax loss carryforwards (Note 8)                                                          6,271           234,794
                                                               ------------       ------------      ------------


Net income                                                     Ps   400,048       Ps   306,767      Ps   948,327
                                                               ============       ============      ============



The accompanying notes are an integral part of these financial statements.

                        ELEKTRA COMERCIAL, S. A. DE C. V.
                        ---------------------------------
                       (formerly Elektra, S. A. de C. V.)

                  STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
                                 (Notes 1 and 7)

                   Thousands of Mexican pesos of December 31,
                              1999 purchasing power



                                                                                           Loss from
                                                                                            holding
                                        Capital      Legal      Paid-in       Retained    nonmonetary
                                         stock      reserve     capital       earnings      assets        Total
                                         -----      -------     -------       --------      ------        -----

Balances at January 1, 1997            Ps 87,014               Ps 544,110  Ps2,109,920   (Ps1,044,156)  Ps1,696,888

Payment of dividends                                                           (91,997)                    (91,997)

Net income                                                                     400,048                     400,048

Loss from holding nonmonetary assets                                                        (209,365)     (209,365)
                                       ---------   --------    ----------   ----------    ----------    ----------

Balances at December 31, 1997             87,014                  544,110    2,417,971    (1,253,521)    1,795,574

Payment of dividends                                                           (18,185)                    (18,185)

Net income                                                                     306,767                     306,767

Loss from holding nonmonetary assets                                                        (289,880)     (289,880)
                                       ---------   --------    ----------   ----------    ----------    ----------

Balances at December 31, 1998             87,014                  544,110    2,706,553    (1,543,401)    1,794,276

Initial capital contribution of Elektra
Comercial, S. A. de C. V.                100,215     43,736     2,720,949   (1,120,981)     (981,853)      762,066

Payment of dividends                                                           (46,733)                    (46,733)

Net income                                                                     948,327                     948,327

Loss from holding nonmonetary assets                                                        (213,678)     (213,678)
                                       ---------   --------    ----------   ----------    ----------    ----------


Balances at December 31, 1999          Ps187,229   Ps43,736   Ps3,265,059  Ps2,487,166  (Ps2,738,932)  Ps3,244,258
                                       =========   ========    ===========  ===========   ===========   ===========




The accompanying notes are an integral part of these financial statements.

                        ELEKTRA COMERCIAL, S. A. DE C. V.
                        ---------------------------------
                       (formerly Elektra, S. A. de C. V.)

                   STATEMENTS OF CHANGES IN FINANCIAL POSITION

                          Thousands of Mexican pesos of
                       December 31, 1999 purchasing power


                                                                             Year ended December 31,
                                                                             -----------------------
Operations:                                                         1997              1998              1999
----------                                                          ----              ----              ----

Income before extraordinary items                              Ps   400,048       Ps   300,496      Ps   713,533
Charges (credits) to income not
affecting resources:
Depreciation and amortization                                        77,527             99,118            78,754
Allowance for doubtful accounts                                       9,033              2,022             4,467
Equity in income of affiliated company                                                 (12,094)           (3,986)
Variation in inventories, accounts receivable
and payable, related parties and other assets                    (1,314,471)         1,208,754          (774,311)
                                                               ------------       ------------      ------------

Resources (used in) provided by operations
before extraordinary items                                         (827,863)         1,598,296            18,457

Benefit from realization of prior years' tax
loss carryforwards (Note 8)                                                              6,271           234,794
                                                               ------------       ------------      ------------

Resources (used in) provided by operations                         (827,863)         1,604,567           253,251
                                                               ------------       ------------      ------------

Financing:
---------

Borrowings received from (repaid to) related parties                207,734           (175,706)         (777,722)
Payment of dividends                                                (91,997)           (18,185)          (46,733)
Bank loans received (paid)                                        1,014,655           (517,594)         (332,973)
Initial capital contribution of Elektra Comercial,
S. A. de C. V.                                                                                           762,066
                                                               ------------       ------------      ------------

Resources provided by (used in) financing activities              1,130,392           (711,485)         (395,362)
                                                               ------------       ------------      ------------

Investment:
----------

Investment in shares                                                                  (182,145)
Acquisition of equipment and investment
in stores - Net                                                     (81,064)          (117,420)         (216,771)
                                                               ------------       ------------      ------------

Resources used in investment activities                             (81,064)          (299,565)         (216,771)
                                                               ------------       ------------      ------------

Increase (decrease) in cash and cash equivalents                    221,465            593,517          (358,882)

Cash and cash equivalents at beginning of year                      195,707            417,172         1,010,689
                                                               ------------       ------------      ------------


Cash and cash equivalents at end of year                       Ps   417,172       Ps 1,010,689      Ps   651,807
                                                               ============       ============      ============



The accompanying notes are an integral part of these financial statements.

                        ELEKTRA COMERCIAL, S. A. DE C. V.
                        ---------------------------------
                       (formerly Elektra, S. A. de C. V.)

                        NOTES TO THE FINANCIAL STATEMENTS

                           DECEMBER 31, 1998 AND 1999


            (monetary figures expressed in thousands of Mexican pesos
              of December 31, 1999 purchasing power, except foreign
                      currency figures and exchange rates)


NOTE 1 - DESCRIPTION OF BUSINESS, COMPANY MERGER AND BASIS OF PRESENTATION:

Elektra Comercial, S. A. de C. V. was incorporated on July 30, 1999, as a result of the spin-off of the assets of Salinas y Rocha, S. A. de C. V. (SyR - related party) into three subsidiaries. The initial capital of Elektra Comercial, S. A. de C. V. amounted to Ps762,066 and was represented by a loan to a related party. Additionally, Elektra Comercial, S. A. de C. V. received from SyR, tax loss carryforwards and recoverable asset tax of Ps1,965,142 and Ps192,285, respectively.

At the Extraordinary Meeting held on December 8, 1999, the stockholders approved the merger of Elektra Comercial, S. A. de C. V. and Elektra, S. A. de C. V. ("Elektra") with Elektra Comercial, S. A. de C. V. as the surviving entity for legal and tax purposes. Prior to the merger Elektra Comercial, S. A. de C. V.'s operations were not material. For accounting purposes, the merger has been accounted for as a recapitalization of Elektra, S. A. de C. V. The recapitalized entity and its predecessor are referred to as the Company.

The Company is a 98% subsidiary of Grupo Elektra, S.A. de C.V. and its main operations are the sale of consumer electronics, major appliances and household furniture through the operation of 598 stores nationwide. Sales are made to an affiliated company that resells the merchandise to the customers on the installment plan. Additionally, the Company provides money transfer services from the United States of America to Mexico and within Mexico. Due to the fact that the Company has no employees, all services related with its activity are rendered by affiliated companies.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

The financial statements are prepared in conformity with accounting principles generally accepted in Mexico. The significant accounting policies including the concepts, methods and criteria related to the recognition of the effects of inflation on the financial statements, are summarized on the next page.

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

    Depreciation is calculated by the straight-line method based on the estimated useful lives and the assets' restated value. Amortization of the investment in stores is calculated by the straight-line method over periods no longer than five years.

d. Investment in shares is accounted for by the equity method, based on the audited financial statements of the companies in which investments are held.

e. The excess of cost over book value of shares of subsidiaries acquired (goodwill) is amortized over 20 years and is restated by applying factors derived from the NCPI to the historical amounts.

f. The charges to income for income tax are based on financial pretax income, after adjustment for items excluded by law from the determination of taxable profits (permanent differences) and for temporary differences, the realization of which is uncertain in a definite period of time. At December 31, 1999, there were no temporary differences that require the recognition of deferred income tax.

g. Transactions in foreign currencies are recorded at the rate of exchange prevailing on the dates they are entered into. Assets and liabilities denominated in these currencies are stated at the Mexican peso equivalents resulting from applying the year-end rates. Exchange differences arising from fluctuations in the exchange rates between the dates on which transactions are entered into and those on which they are settled, or the balance sheet date, are charged or credited to income. (See Note 3).

h. Capital stock, legal reserve, paid-in capital and retained earnings represent the amounts of these items expressed in pesos of purchasing power as of December 31, 1999 and are determined by applying factors derived from the NCPI to the historical amounts.

i. The gain or loss on net monetary position represents the effect of inflation, as measured by the NCPI, on the Company's average monthly net monetary liabilities or assets, respectively, during the year, as restated in pesos of purchasing power at the end of the most recent period.

j. The loss from holding nonmonetary assets represents the amount by which the increase in the values of nonmonetary assets fell short of the inflation rate, measured in terms of the NCPI.

k. Revenue from product sales is recognized upon shipment to customers.

l. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affects the amounts reported in the financial statements. Actual results could differ from those estimates.

m. Certain prior period amounts have been reclassified to conform with the current year presentation.

NOTE 3 - FOREIGN CURRENCY POSITION:
----------------------------------

The Company had the following monetary assets and liabilities in thousands of US dollars:


                                                 December 31,
                                                 ------------
                                          1998                  1999
                                          ----                  ----

Assets                              US$      39,012        US$      64,630
Liabilities                                (174,815)              (194,455)
                                    ---------------        ---------------

Short net position                 (US$     135,803)      (US$     129,825)
                                    ===============        ===============



At December 31, 1999, the exchange rate was Ps9.48 to the US dollar (Ps9.93 at December 31, 1998). At February 25, 2000, date of issuance of the financial statements, the exchange rate was P9.41 to the US dollar.

Below is a summary of the principal transactions denominated in foreign currencies carried out by the Company:

                                                   Year ended December 31,
                                                   -----------------------
                                       1997                 1998                 1999
                                       ----                 ----                 ----

Money transfer services           US$     26,965       US$     27,260      US$     26,725
Interest expense                          (3,190)              (4,201)             (2,745)
                                  --------------       --------------      --------------


                                  US$     23,775       US$     23,059      US$     23,980
                                  ==============       ==============      ==============



NOTE 4 - BALANCES AND TRANSACTIONS WITH RELATED PARTIES:

a. Current:
                                                                                       December 31,
                                                                                       ------------
                                                                               1998                    1999
                                                                               ----                    ----

Accounts receivable:
-------------------

Grupo Elektra, S. A. de C. V.                                             Ps     530,737        Ps     802,975
Inmuebles Ardoma, S. A. de C. V.                                                 245,921               438,875
Mercadotecnia Tezontle, S. A. de C. V.                                           232,082               406,837
Direccion de Administracion Central, S. A. de C. V.                              199,275               201,988
Grupo SyR, S. A. de C. V. (parent company)                                       836,786             1,377,817
Grupo Hecali, S. A. de C.V.                                                      199,540               250,074
Other                                                                            412,202               463,147
                                                                          --------------       ---------------


                                                                          Ps   2,656,543        Ps   3,941,713
                                                                          ==============        ==============


Accounts payable:

Elektrafin Comercial, S. A. de C. V. (formerly
Elektrafin, S. A. de C. V.)                                               Ps   1,045,374        Ps   1,199,695
Other                                                                            133,235               177,703
                                                                          --------------        --------------


                                                                          Ps   1,178,609        Ps   1,377,398
                                                                          ==============        ==============


b.  Long-term receivables (payables)
     with related parties:


Grupo SyR, S. A. de C. V.                                                                       Ps     777,722
                                                                                                ==============

Grupo Elektra, S. A. de C. V.                                            (Ps     793,842)      (Ps     675,466)
                                                                          ==============        ==============


Long-term loan granted to Grupo SyR, S. A. de C. V. (GSyR)

As mentioned in Note 1, the initial capital of Elektra Comercial, S. A. de C. V. amounted to Ps762,066 and was represented by a long-term loan extended to GSyR. The loan is subject to a 9% interest rate and is repayable in ten years beginning in 2001. Accrued and unpaid interest amounted to Ps15,656 at December 31, 1999.

Long-term loan received from Grupo Elektra, S. A. de C. V.

In 1996 the Company received a long-term loan of US$71 million from Grupo Elektra, S. A. de C. V. (the "Grupo Elektra loan"), subject to interest at 13% per annum and payable in May 2001.

Sales

Beginning in 1997, sales on the installment plan are made initially to Elektrafin Comercial, S. A. de C. V. (formerly Elektrafin, S. A. de C. V.), which subsequently resells the merchandise to the final customer. In 1997, 1998 and 1999 sales to Elektrafin amounted to Ps3,200,800, Ps3,318,940 and Ps3,945,733, respectively.

Interest income

During the years ended December 31, 1997, 1998 and 1999 the Company recorded interest income from short-term and long-term loans to Grupo Elektra, S. A. de
C. V. and other related parties of Ps208,668, Ps206,946 and Ps235,471, respectively.

Administrative services

During the years ended December 31, 1997, 1998 and 1999 the Company rendered administrative services to Elektrafin Comercial, S. A. de C. V. (formerly Elektrafin, S. A. de C. V.) and to other related parties, of Ps839,186, Ps878,450 and Ps773,964, respectively.

Interest expense

In 1996 and 1997, certain related parties extended short-term loans to the Company, most of which were repaid during 1998. Interest expense incurred under the Grupo Elektra loan and other arrangements amounted to Ps416,476, Ps172,561 and Ps169,827 for the years ended December 31, 1997, 1998 and 1999, respectively.

Purchases of merchandise

During the years ended December 31, 1997, 1998 and 1999 the Company purchased imported merchandise from Importaciones Electronicas Ribesa, S. A. de C. V. for Ps301,269, Ps341,801 and Ps224,084, respectively.

Rentals and other services

For the years ended December 31, 1997, 1998 and 1999 the Company paid to certain related parties rentals and other services of Ps542,855, Ps538,559 and Ps442,441, respectively.


Advertising expenses

In 1996, the Company and TV Azteca entered into a ten-year agreement pursuant to which TV Azteca agreed to air at least 300 commercial spots for the Company per week, totaling 100 minutes per week or 5,200 minutes per year, during otherwise unsold airtime. The Company pays US$1.5 million annually for such advertising time. For the years ended December 31, 1997, 1998 and 1999 the Company recorded advertising expenses of Ps16,961, Ps24,435 and Ps48,167, respectively, under this arrangement.

In December 1998 the Company and TV Azteca entered into a separate five-year agreement (pursuant to which TV Azteca will air commercial spots for the Company at commercial rates based on the gross rating points assigned during premium airtime, i.e., from 7:00 p.m. to 12:00 a.m. Under the 1998 agreement, the Company determines each year how much airtime to purchase from TV Azteca for that particular year. There was no airtime purchased in 1998 under this arrangement. In 1999, the Company purchased Ps40 million of airtime under the 1998 agreement.

Unefon Agreement

On October 15, 1999, the Company entered into a renewable ten-year agreement with Unefon (the "Unefon Agreement"), under which Unefon will have ready access to its target market through the Company's nationwide network of stores in Mexico. Pursuant to the Unefon Agreement, the Company will market and distribute Unefon's telephone services to the public on an exclusive basis, dedicate space within its stores for customer services, administer all subscriber payment transactions and serve as its collection agent. The Company will also allow Unefon to install its base stations and certain other network equipment on the premises of Elektra's stores.

As compensation for these services, the Company will receive 3% of Unefon's gross annual revenues and 2% of total receipts paid by subscribers at Elektra's stores. Unefon will also pay to the Company a subscriber acquisition fee of US$3 for every new subscriber, a subscriber investigation fee of US$3 for every subscriber application and a fee of US$3 for each successful collection from subscribers who have not renewed their service at the end of the relevant prepaid period. The Company will also receive an annual fee of US$3,000 for each store in which Unefon radio stations or other transmission equipment is located.

Unefon is entitled to defer payment of all amounts due under the Unefon Agreement (except the US$3 per subscriber acquisition fee) during the initial three years of operations to the end of the fifth year of operations and amounts due in the fourth or fifth years of operations to the end of the sixth year of operations, in each case, with interest charged on deferred amounts at a rate equal to the average annual rate of Elektra's peso-denominated debt. Starting in the sixth year of Unefon operations, these payments will come due on a current basis.

At December 31, 1999, no balances or transactions are included in the accompanying financial statements, since Unefon started operations on February 10, 2000.


NOTE 5 - INVENTORIES:

                                                December 31,
                                                ------------
                                         1998                  1999
                                         ----                  ----

Name brand merchandise             Ps    1,633,518       Ps    1,783,488
Other merchandise                          204,710               144,302
Merchandise in transit                      64,053                32,585
                                   ---------------       ---------------

                                         1,902,281             1,960,375

Less - Allowance for
obsolete inventories                          (582)                 (518)
                                   ---------------       ---------------


                                   Ps    1,901,699       Ps    1,959,857
                                   ===============       ===============


NOTE 6 - SHORT-TERM BANK LOANS:
------------------------------

                                                               December 31,
                                                               ------------
                                  Interest
                                     rate               1998               1999
                                     ----               ----               ----

Unsecured loans payable in:
Mexican pesos                   21.1% to 39.7%    Ps    923,088     Ps   700,358
US dollars                      8.09% to 9.50%          349,682          239,454
                                                  -------------     ------------


                                                  Ps  1,272,770     Ps   939,812
                                                  =============     ============


NOTE 7 - STOCKHOLDERS' EQUITY:
-----------------------------

The capital stock of Elektra as of December 31, 1998, amounted to Ps87,014 and was represented by 17,972,326 common shares of one peso par value each.

The initial capital stock of Elektra Comercial, S. A. de C. V. amounted to Ps100,215 (Ps72,000 nominal) and was represented by 1,000 Series "A" common nominative shares without par value. As a result of the merger mentioned in Note 1, the stockholders approved a Ps87,014 (Ps17,973 nominal) increase in the variable portion of the capital stock, through the issuance of 3,000 Series "B" common nominative shares without par value, in exchange for the 17,972,326 common shares of Elektra.

As of December 31, 1999 the capital stock is represented by 4,000 common nominative shares without par value, distributed as follows:
                                                                       Amount
                                                                       ------

Fixed minimum capital stock, represented by 1,000
Series "A" shares                                                Ps    72,000

Variable portion, represented by 3,000 Series "B" shares               17,973
                                                                 ------------

                                                                       89,973

Restatement increase                                                   97,256
                                                                 ------------

Capital stock expressed in Mexican pesos of December 31,
1999 purchasing power                                            Ps   187,229
                                                                 ============


In the event that dividends are paid from retained earnings which have not previously been taxed, a tax equivalent to 53.85% of the dividend will be payable by the Company. Additionally, dividends paid to individuals or to parties resident abroad are subject to a maximum tax withholding of 7.69%, regardless of any previous taxation of such dividends. Capital stock reductions in excess of the sum of the balances of capital contributions accounts, net tax income and reinvested net tax income, inflation-indexed in accordance with the procedures established in the Income Tax Law, are accorded the same tax treatment as dividends.

NOTE 8 - INCOME TAX AND ASSET TAX:

In 1999 and 1998 the Company had taxable income of Ps748,989 and Ps155,231, respectively, which were offset by tax loss carryforwards of Ps670,840 and Ps17,917, respectively. The related tax benefits amounted to Ps234,794 in 1999 and Ps6,271 in 1998 and are presented in the statement of income as extraordinary items.

In the year ended December 31, 1997, the Company had a tax loss of Ps20,040.

For the years ended December 31, 1997, 1998 and 1999, the difference between taxable and financial income is mainly due to the effect of the tax deduction of inventory purchases, offset by the non-allowable deduction of cost of sales, to the difference between the effect of the inflationary component determined for book and tax purposes, and to nondeductible expenses.

Effective January 1, 1999, the corporate income tax rate was increased from 34% to 35%.


At December 31, 1999, and after the merger mentioned in Note 1, the Company had tax loss carryforwards amounting to Ps1,294,302, expiring as shown below:

    Year of
 expiration                                    Amount
 ----------                                    ------

     2005                                  Ps     212,117
     2006                                         694,543
     2007                                         387,642
                                           --------------


                                           Ps   1,294,302


Tax loss carryforwards are restated by applying factors derived form the NCPI until they are utilized.

At December 31, 1997, 1998 and 1999 the Company recorded asset tax of Ps15,937, Ps22,710 and Ps3,649, respectively.

The Company has paid asset tax for which a refund can be requested, provided income tax determined in any of the following ten years exceeds asset tax for those years. At December 31, 1999, the Company had Ps196,454 of recoverable asset tax expiring as shown on the following page.

                     Year of
                  expiration                   Amount
                  ----------                   ------

                      2004                 Ps     54,796
                      2005                        49,317
                      2006                        33,344
                      2007                        25,862
                      2008                        22,711
                      2009                        10,424
                                           -------------


                                           Ps    196,454


NOTE 9 - CONTINGENCY:

The Company is the guarantor of long-term publicly traded notes amounting to US$100 million issued by Grupo Elektra, S. A. de C. V.

NOTE 10 - SUBSEQUENT EVENTS:
---------------------------

a. Revised Statement D-4 "Accounting Treatment of Income Tax and Employees' Profit Sharing" is effective for fiscal years beginning January 1, 2000. This statement significantly changes the accounting treatment of income tax, eliminating the previous approach, known as the partial scope liability method, and replacing it with the full-scope method of assets and liabilities. Under this method, deferred taxes are initially recognized, for all the differences between the book and tax values of the assets and liabilities and for tax loss carryforwards and asset tax carryforwards that have a high probability of realization.

    In accordance with the statement, the accrued effects as of January 1, 2000 will be recorded directly to stockholders' equity. The Company has not yet determined the impact of this new statement on the financial statements of the Company. The deferred income tax generated as from January 1, 2000 will be recorded as part of the net income (loss) of each year.

b. On March 22, 2000, Grupo Elektra, S. A. de C. V. completed a private placement offering of US$275 million in 12% Senior Notes due 2008. The Company is a guarantor of these notes.

NOTE 11 - RECONCILIATION BETWEEN MEXICAN (MEXICAN GAAP) AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (US GAAP):

The Company's financial statements are prepared in accordance with Mexican GAAP, which differ in certain significant respects from US GAAP. The Mexican GAAP financial statements include the effects of inflation as provided for under Statement B-10 "Recognition of the Effects of Inflation on Financial Information". The application of this statement represents a comprehensive measure of the effects of price level changes in the Mexican economy, which for many years was hyperinflationary, and is considered to result in a more meaningful presentation than historical cost-based financial reporting for both Mexican and U.S. accounting purposes. Therefore, the following reconciliation to US GAAP do not include the reversal of such inflationary effects.

The principal differences between Mexican GAAP and US GAAP are summarized below with an explanation, where appropriate, of the effects on net income and stockholders' equity. The various reconciling items are presented net of any price level gain (loss).

a. Reconciliation of net income:

                                                       Year ended December 31,
                                                -------------------------------

                                                   1997                1998               1999
                                                   ----                ----               ----

Net income under Mexican GAAP                  Ps    400,048       Ps    306,767     Ps      948,327
Deferred income tax effects                         (197,433)             19,502            (270,396)
Monetary loss on receivables from related
parties                                             (182,047)           (147,168)            (76,832)
Effect of sales mark-up on installment sales           1,921
                                               -------------


Net income under US GAAP                       Ps     22,489*      Ps    179,101     Ps      601,099
                                               =============       =============     ===============


b. Reconciliation of stockholders' equity:

                                                           December 31,
                                                   -------------------------

                                                   1998              1999
                                                   ----              ----
Stockholders' equity under Mexican
GAAP                                         Ps    1,794,276   Ps    3,244,258
Deferred income tax effects                         (663,456)         (933,852)
Contribution of deferred tax assets                                    880,085
Reclassification of capital contribution
to deferred income                                  (544,762)         (544,762)
                                             ---------------   ---------------


Stockholders' equity under US GAAP           Ps      586,058   Ps    2,645,729
                                             ===============   ===============


An analysis of the changes in stockholders' equity under US GAAP is as follows:

                                                                           Year ended December 31,
                                                            --------------------------------------

                                                                 1997               1998                1999
                                                                 ----               ----                ----

Balance at beginning of year                                Ps    664,680       Ps   567,854      Ps     586,058
Net income                                                         22,489            179,101             601,099
Payment of dividends                                              (91,997)           (18,185)            (46,733)
Loss from holding nonmonetary assets                              (27,318)          (142,712)           (136,846)
Initial capital contribution of Elektra
Comercial, S. A. de C. V.                                                                              1,642,151
                                                            -------------       ------------      --------------


Balance at end of year                                      Ps    567,854*      Ps   586,058      Ps   2,645,729
                                                            =============       ============      ==============


* Restated from prior years.

c. Restatement of prior year amounts:

During 1998 the Company determined that various differences occurred in the determination of net income and stockholders' equity under US GAAP as of and for the year ended December 31, 1997. These differences relate principally to the recognition of deferred income, the recognition of cash advances to related parties and the effect of sales mark-up on installment sales. The effect of these differences on previously reported amounts is as shown on the next page.

                               Net income for the year   Stockholders' equity
                                 ended December 31,         at December 31,
                                        1997                     1997
                                        ----                     ----

As previously reported             Ps    474,129            Ps    1,112,616
                                   -------------            ---------------

Effect of differences
relating to:
Reclassification of
capital contribution
to deferred income                                                 (544,762)
Monetary loss on receivables
from related parties                    (182,047)
Effect of sales mark-up on
installment sales - Net                 (269,593)
                                   -------------

                                        (451,640)                  (544,762)
                                   -------------            ---------------


As restated                        Ps     22,489            Ps      567,854
                                   =============            ===============


Previously reported amounts did not include any adjustments for deferred income, monetary loss on receivables from related parties, and the recognition of the effect of sales mark-up on installment sales in each year.

d.  Significant differences between US GAAP and Mexican GAAP:

i.   Deferred income tax

     As stated in Note 2f., income tax is recorded under Mexican GAAP following interperiod allocation procedures under the partial liability method. Under this method, deferred tax is recognized only in respect of nonrecurring timing differences between taxable and book income, which are expected to reverse at a definite future date. Also, under Mexican GAAP the benefit from utilizing tax loss carryforwards and asset tax credits are not recognized until utilized, at which time it is presented as an extraordinary item.

     US GAAP Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes" ("FAS No. 109") requires an asset and liability approach for financial accounting and reporting for income tax under the following basic principles: (a) a current tax liability or asset is recognized for the estimated taxes payable or refundable on tax returns for the current year;
     (b) a deferred tax liability or asset is recognized for the estimated future tax effects attributable to temporary differences and carryforwards;
     (c) the measurement of current and deferred tax liabilities and assets is based on provisions of the enacted tax laws and the effects of future changes in tax laws or rates are not anticipated; and (d) the measurement of deferred tax assets is reduced, if necessary, by the amount of any tax benefits that, based on available evidence, are not expected to be realized. Under this method, deferred tax is recognized in respect of all temporary differences, and the benefit from utilizing tax loss carryforwards and asset tax credits is recognized in the year in which the loss or credits arise (subject to a valuation allowance in respect of any tax benefits not expected to be realized). The subsequent realization of this benefit does not affect income. Consequently, they do not represent extraordinary items for US GAAP purposes.

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

     Gains and losses from holding nonmonetary assets are recorded in stockholders' equity. It is the Company's policy to reflect the deferred income taxes that arise as a result of such gains (losses) from assets or liabilities, which do not currently affect income, in the results of operations.

     As mentioned in Note 1, the Company received tax loss carryforwards and recoverable asset tax benefits of Ps1,965,142 and Ps192,285, respectively. Through December 31, 1999, Mexican GAAP does not require the recording of deferred income taxes for tax loss carryforwards and recoverable asset tax before the benefits are utilized. Under US GAAP, the Company recognized as an additional capital contribution the deferred tax effects of Ps880,085 since it is more likely than not that the tax benefits will be utilized.

     The significant components of income tax expense under US GAAP are as follows:

                                    Year ended December 31,
                            --------------------------------------
                          1997               1998                1999
                          ----               ----                ----

     Current                             Ps     48,060      Ps     27,352
     Deferred        Ps    197,433             (19,502)           270,396
     Asset tax              15,937                                  3,649
                     -------------       -------------      -------------


                     Ps    213,370       Ps     28,558      Ps    301,397
                     =============       =============      =============


     The items shown in the following page represent the main differences between income tax computed under US GAAP at the statutory tax rate and the Company's provision for income tax in each period:

                                                 Year ended December 31,
                                                 -----------------------
                                            1997          1998         1999
                                            ----          ----         ----

     Statutory income tax rate              34%           34%          35%
     Inflationary effects                   (6%)         (15%)         (3%)
     Non deductible expenses                 2%            1%           2%
     Other                                  (1%)          (5%)
                                           ----         -----        --------


     Effective income tax rate              29%           15%          34%
                                           ====         =====        =====


     The tax effects of significant items comprising the Company's net deferred tax assets and liabilities under US GAAP are shown below:

                                                          December 31,
                                                          ------------
                                                    1998               1999
                                                    ----               ----
     Deferred income tax liabilities:
     -------------------------------

     Inventories                                Ps    646,578     Ps    685,950
     Transportation and other equipment               (47,633)          (16,569)
     Other                                             83,319            38,402
                                                -------------     -------------

                                                      682,264           707,783
                                                -------------     -------------
     Deferred income tax assets:
     --------------------------

     Tax loss carryforwards                                             453,006
     Allowance for doubtful accounts                    3,315             4,556
     Asset tax carryforwards                           15,493           196,454
                                                -------------     -------------

                                                       18,808           654,016
                                                -------------     -------------


     Net deferred income tax liabilities        Ps    663,456     Ps     53,767
                                                =============     =============


ii.   Deferred income

     The Company received US$142 million in 1996 relating to the Company's revised contractual agreements with Western Union which were deposited in an escrow fund and subsequently (at the direction of the Company) transferred to the Company via purchase, by the escrow account, of 2% of the shares of the Company and of two affiliated companies. Under Mexican GAAP, the escrow fund is treated as an independent entity and the US$142 million relating to the shares purchased by the escrow fund is accounted for as a capital contribution by each company. The aggregate capital contribution will be reduced annually by an aggregate of US$14.2 million with a corresponding credit to revenue, as escrowed amounts are released to the Company under terms of the escrow agreement. Income tax expense will be recorded at the time of revenue recognition.

     Under US GAAP, the escrow arrangement would be treated as a special purpose consolidated entity, with the US$142 million accounted for as deferred income to be recognized as revenue over periods up to 10 years in accordance with the contractual agreements. The capital contribution received by two affiliated companies from the escrow has been recorded by the Company as long-term receivables which are to be repaid as escrowed amounts are released. The recognition of the long-term receivables also results in the recognition of a loss on monetary position for the years ended December 31, 1997, 1998 and 1999 of Ps182,047, Ps147,168, and
     Ps76,832 respectively. The US GAAP reconciliations for 1997 have been restated to reflect the above treatment (see Note 11c.).

iii. Fair value information

     The following disclosure of the estimated fair value of financial instruments is made in accordance with the requirements of Statement of Financial Accounting Standards No. 107 "Disclosures about Fair Value of Financial Instruments" ("FAS No. 107"). The estimated fair value amounts have been determined by the Company, using available market information and appropriate valuation methodologies. However, considerable judgment is required in interpreting market data to develop estimates of fair value.

     Cash and cash equivalents, accounts receivable and accounts payable. The carrying value of these items is a reasonable estimate of their fair value.

     Notes receivable from related parties. The carrying value of notes receivable at December 31, 1998 and 1999 is a reasonable estimate of their fair value based on the interest rates that are currently available to the related parties for issuance of notes with similar terms and remaining maturities.

     Long-term loan from Grupo Elektra. The fair value of the loan from Grupo Elektra, S. A. de C. V. cannot be determined, since there is no market for this type of debt.

     Long-term receivable from GSyR. The fair value of the loan made to GSyR cannot be determined since there is no market for this type of receivable.

     Bank loans and other debt. The Company's bank loans and other debt bear interest at variable rates and their terms are generally representative of those which were available to the Company at December 31, 1998 and 1999 for the issuance of debt with similar terms and remaining maturities; and therefore, the carrying values of these loans and other debt are a reasonable estimate of their fair value.

iv.  Concentration of credit risk

     The Company is a retailer of consumer electronics, major appliances, household furniture and other products with 598 Elektra stores in Mexico, at December 31, 1999.

     The Company currently has a network of approximately 170 suppliers for its electronics, appliances and furniture products. Three of the Company's suppliers together accounted for more than 45% of its aggregate purchases of merchandise in the year ended December 31, 1999.

v.   Revenue recognition

     For Mexican GAAP purposes, the Company accounted for the installment sales mark-up in 1997 as sales when the merchandise was delivered to the customer. Under GAAP, the mark-up was deferred and amortized over the life of the installment sales contract. The US GAAP reconciliations for 1997 have been restated to reflect the above treatment (see Note 11c.).

vi.   Comprehensive income

      Effective January 1, 1998, the Company adopted Statement of Financial Accounting Standards No. 130 "Reporting Comprehensive Income" ("FAS No. 130"), which establishes new standards for reporting and displaying comprehensive income and its components. It was not practical to determine the cumulative comprehensive income as of January 1, 1998.

vii.  Recently issued accounting standards

     During June 1999, the Financial Accounting Standards Board issued SFAS No. 137, "Deferral of the Effective Date of SFAS No. 133", which defers the effective date of SFAS 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"), to fiscal years beginning after June 15, 2000. SFAS 133 establishes a new model for the accounting for derivatives and hedging activities and supercedes and amends a number of existing standards. Upon SFAS 133's initial application, all derivatives are required to be recognized in the statement of financial position as either assets or liabilities and measured at fair value. In addition, all hedging relationships must be designated, reassessed and documented pursuant to the provisions of SFAS 133. The Company is not currently involved in derivative or hedging activities. As a result, management does not believe that the adoption of this statement will significantly impact the financial statements of the Company.

d. Condensed balance sheets and income statements under US GAAP:

The following condensed balance sheets and income statements reflect the effects of the principal differences between Mexican GAAP and US GAAP.

                            CONDENSED BALANCE SHEETS


                                                                      At December 31,
                                                                      ---------------
                                                                1998                  1999
                                                                ----                  ----

Cash and cash equivalents                                 Ps    1,010,689       Ps      651,807
Accounts receivable from customers - Net                           34,923                44,215
Inventories                                                     1,901,699             1,959,857
Related parties                                                 2,845,087             4,076,471
Other current assets                                              556,393               346,236
                                                          ---------------       ---------------

Total current assets                                            6,348,791             7,078,586

Property, furniture, equipment and investment
in stores - Net                                                   236,226               371,833
Related parties                                                   855,459             1,498,423
Deferred income and asset tax                                      18,808               654,016
Other assets                                                      219,140               203,623
                                                          ---------------       ---------------

                                                          Ps    7,678,424       Ps    9,806,481
                                                          ===============       ===============

Short-term debt                                           Ps    1,272,770       Ps      939,812
Deferred income-current portion                                   188,544               134,758
Other current liabilities                                       1,576,116             2,060,072
Related parties                                                 1,178,609             1,377,398
Deferred income tax                                               682,264               707,783
                                                          ---------------       ---------------
Total current liabilities                                       4,898,303             5,219,823
                                                          ---------------       ---------------
Long-term liabilities:
Related parties                                                   793,842               675,466
Deferred income                                                 1,400,221             1,265,463
                                                          ---------------       ---------------
Total long-term liabilities                                     2,194,063             1,940,929
                                                          ---------------       ---------------
Stockholders' equity                                              586,058             2,645,729
                                                          ---------------       ---------------
                                                          Ps    7,678,424       Ps    9,806,481
                                                          ===============       ===============

                            CONDENSED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

                                                                        Year ended December 31,
                                                                        -----------------------

                                                           1997                  1998                  1999
                                                           ----                  ----                  ----
Revenues:
--------
Net sales                                             Ps    5,971,837       Ps   6,219,366       Ps    6,951,826
Money transfer services                                       325,736              361,418               336,493
Services rendered to affiliated
companies - Net                                               228,032              339,891               306,239
Other income - Net                                            189,659                3,464                26,989
                                                      ---------------       --------------       ---------------

                                                            6,715,264            6,924,139             7,621,547
                                                      ---------------       --------------       ---------------
Costs:
-----
Cost of sales                                              (4,448,203)          (4,523,211)           (4,951,026)
Administrative and selling                                 (1,358,859)          (1,647,129)           (1,684,044)
                                                      ---------------       --------------       ---------------

                                                           (5,807,062)          (6,170,340)           (6,635,070)
                                                      ---------------       --------------       ---------------

Operating income                                              908,202              753,799               986,477
Other financing expense                                      (672,343)            (558,234)              (87,967)
                                                      ---------------       --------------       ---------------

Pretax income                                                 235,859              195,565               898,510

Income and asset tax                                         (213,370)             (28,558)             (301,397)

Earnings of equity investment                                                       12,094                 3,986
                                                      ---------------       --------------       ---------------

Net income                                                     22,489 *            179,101               601,099
Loss from holding nonmonetary assets                          (27,318)            (142,712)             (136,846)
                                                      ---------------       --------------       ---------------

Comprehensive (loss) income                          (Ps        4,829)      Ps      36,389       Ps      464,253
                                                      ===============       ==============       ===============

*Restated from prior years.

Cash flow information.

Under US GAAP a statement of cash flow is prepared based on provisions of FAS 95 "Statement of Cash Flows". This statement does not provide guidance for the preparation of cash flow statements for price level adjusted financial statements.

Presented on the following page is the statement of cash flow for the year ended December 31, 1997 prepared after considering the impact of US GAAP adjustments. The cash flow statement is net of certain non cash transactions but includes the effects of inflation on cash flow and has been restated to pesos of December 31, 1999 purchasing power.

                                                                   Year ended
                                                                  December 31,
                                                                  ------------

                                                                      1997
Cash flow from operating activities:

Net income                                                     Ps        22,489
Adjustments to reconcile net income to net cash used in operating activities:

Depreciation and amortization                                            77,527
Monetary loss                                                           267,908
Deferred income tax                                                     197,433
Deferred income                                                        (152,493)
Allowance for doubtful accounts                                           9,033
Net changes in working capital                                       (1,402,253)
                                                               ----------------

Net cash used in operating activities                                  (980,356)
                                                               ----------------

Cash flow from investing activities:

Acquisition of equipment and investment in
stores - Net                                                            (81,063)
Borrowings repaid by related parties                                    152,492
                                                               ----------------

Net cash provided by investing activities:                               71,429
                                                               ----------------

Cash flows from financing activities:

Borrowings from related parties                                         207,734
Short-term loans received                                             1,014,655
Payments of dividends                                                   (91,997)
                                                               ----------------

Net cash provided by financing activities                             1,130,392
                                                               ----------------

Increase in cash and cash equivalents                                   221,465
Cash and cash equivalents at beginning of year                          195,707
                                                               ----------------

Cash and cash equivalents at end of year                       Ps       417,172
                                                               ================

Supplemental disclosure:
Cash paid during the year for:
Interest                                                       Ps       191,656
                                                               ================

Income tax                                                     Ps        22,556
                                                               ================

Presented on the following page are statements of cash flow for the years ended December 31, 1998 and 1999, prepared after considering the impact of US GAAP adjustments. The cash flow statements present nominal cash flows during the periods, adjusted to pesos of December 31, 1999 purchasing power.

                                                                                  Year ended December 31,
                                                                                   -----------------------
                                                                                  1998                  1999
                                                                                  ----                  ----
Cash flow from operating activities:

Net income                                                                   Ps      179,101      Ps     601,099
Adjustments to reconcile net income to net cash
provided by (used in) operating activities:

Depreciation and amortization                                                         99,118              78,754
Monetary loss                                                                         49,743              94,028
Deferred income tax                                                                  (19,502)            270,396
Amortization of deferred income                                                     (189,317)           (188,544)
Allowance for doubtful accounts                                                        2,022               4,467
Equity in income of subsidiary                                                       (12,094)             (3,986)
Net changes in working capital                                                     1,309,256            (969,582)
                                                                             ---------------      --------------

Net cash provided by (used in) operating activities                                1,418,327            (113,368)
                                                                             ---------------      --------------

Cash flow from investing activities:

Acquisition of transportation equipment and
investment in stores - Net                                                          (123,699)           (260,171)
Borrowings repaid by related parties                                                 189,317
Investment in affiliate                                                             (182,145)
                                                                             ---------------

Net cash used in investing activities                                               (116,527)           (260,171)
                                                                             ---------------      --------------

Cash flows from financing activities:

Borrowings repaid to related parties                                                (175,706)            (35,159)
Short-term loans repaid                                                             (236,685)           (217,173)
Payment of dividends                                                                 (18,185)            (46,733)
                                                                             ---------------      --------------

Net cash used in financing activities                                               (430,576)           (299,065)
                                                                             ---------------      --------------

Effects of inflation and exchange rate changes on cash                              (277,707)            313,722
                                                                             ---------------      --------------

Increase (decrease) in cash and cash equivalents                                     593,517            (358,882)
Cash and cash equivalents at beginning of year                                       417,172           1,010,689
                                                                             ---------------      --------------

Cash and cash equivalents at end of year                                     Ps    1,010,689      Ps     651,807
                                                                             ===============      ==============

Supplemental disclosure:
Cash paid during the year for:
Interest                                                                     Ps      218,648      Ps     404,524
                                                                             ===============      ==============

Income tax                                                                   Ps       56,659      Ps      28,387
                                                                             ===============      ==============

Non cash transaction:

In the year ended December 31, 1999 the capital contribution of Elektra Comercial, S. A. de C. V. was represented by a loan to a related party of Ps762,066 and deferred tax benefits of Ps880,085.

                      ELEKTRAFIN COMERCIAL, S. A. DE C. V.
                      ------------------------------------
                  (Subsidiary of Grupo Elektra, S. A. de C. V.)
                      (formerly Elektrafin, S. A. de C. V.)

                              FINANCIAL STATEMENTS

                           DECEMBER 31, 1998 AND 1999

                      ELEKTRAFIN COMERCIAL, S. A. DE C. V.
                      ------------------------------------
                  (Subsidiary of Grupo Elektra, S. A. de C. V.)
                      (formerly Elektrafin, S. A. de C. V.)

                              FINANCIAL STATEMENTS

                           DECEMBER 31, 1998 AND 1999



                                      INDEX
                                      -----



Contents

Financial Statements                               Page
--------------------                               ----

Report of Independent Accountants..................F-75

Balance Sheets.....................................F-77

Statements of Income...............................F-78

Statements of Changes in Stockholders' Equity......F-79

Statements of Changes in Financial Position........F-80

Notes to the Financial Statements..................F-81

REPORT OF INDEPENDENT ACCOUNTANTS


Mexico City, February 25, 2000, except for paragraph b. of Note 9 for which the date is March 22, 2000.


To the Stockholders of
Elektrafin Comercial, S. A. de C. V.
(formerly Elektrafin, S. A. de C. V.)


1. We have audited the balance sheets of Elektrafin Comercial, S. A. de C. V., formerly Elektrafin, S. A. de C. V. (the "Company") as of December 31, 1998 and 1999, and the related statements of income, of changes in stockholders' equity and of changes in financial position for each of the three years in the period ended December 31, 1999, all expressed in constant pesos of December 31, 1999 purchasing power. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

2. As mentioned in Note 1 to the financial statements, at the Extraordinary Meeting held on December 8, 1999, the stockholders approved the merger of Elektrafin Comercial, S. A. de C. V. and Elektrafin, S. A. de C. V. ("Elektrafin"), both of which were subsidiaries of Grupo Elektra, S. A. de
    C. V., with Elektrafin Comercial, S. A. de C. V. as the surviving entity for legal and tax purposes. For accounting purposes, the merger has been accounted for as a recapitalization of the Company.

3. In our opinion, the aforementioned financial statements present fairly, in all material respects, the financial position of Elektrafin Comercial, S.
    A. de C. V. at December 31, 1998 and 1999, and the results of its operations, and the changes in stockholders' equity and in its financial position for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in Mexico.

4. Accounting principles generally accepted in Mexico vary in certain significant respects from generally accepted accounting principles in the United States of America. The application of generally accepted accounting principles in the United States of America would have affected the determination of net loss, for each of the three years in the period ended December 31, 1999 and the determination of stockholders' equity as of December 31, 1998 and 1999, to the extent summarized in Note 10 to the financial statements.


PricewaterhouseCoopers




Javier Soni

                      ELEKTRAFIN COMERCIAL, S. A. DE C. V.
                      ------------------------------------
                      (formerly Elektrafin, S. A. de C. V.)

                                 BALANCE SHEETS
                                    (Note 1)

                          Thousands of Mexican pesos of
                       December 31, 1999 purchasing power

                                                        December 31,
                                                        ------------
Assets                                           1998                 1999
------                                           ----                 ----

CURRENT ASSETS:
Cash                                         Ps      1,943       Ps      3,387
                                             -------------       -------------

Accounts receivable:
Customers - Net (Note 4)                         1,070,437           1,198,161
Related parties (Note 5)                         1,108,625           1,297,307
Other                                               17,381               1,295
                                             -------------       -------------

                                                 2,196,443           2,496,763
                                             -------------       -------------

Deposits on securitized
receivables (Note 4)                               379,291             684,297
                                             -------------       -------------

Total current assets                             2,577,677           3,184,447

RELATED PARTIES (Note 5)                                               188,566

INVESTMENTS IN JOINT VENTURES                      234,770

OTHER ASSETS                                        28,265              23,084
                                             -------------       -------------

                                             Ps  2,840,712       Ps  3,396,097
                                             =============       =============

Liabilities and Stockholders' Equity

CURRENT LIABILITIES:
Income tax and asset tax payable             Ps     78,659       Ps    124,662
Other accounts payable and accrued expenses        185,630             136,674
Related parties (Note 5)                           955,002           1,321,212
                                             -------------       -------------

Total current liabilities                        1,219,291           1,582,548
                                             -------------       -------------

RELATED PARTIES (Note 5)                           289,988             246,740
                                             -------------       -------------

Total liabilities                                1,509,279           1,829,288
                                             -------------       -------------

STOCKHOLDERS' EQUITY (Notes 1 and 6):
Capital stock                                      158,886             193,209
Paid-in capital                                  1,305,975           2,072,732
Legal reserve                                                           15,187
Deficit                                           (128,256)           (370,730)
Loss from holding nonmonetary assets                (5,172)           (343,589)
                                             --------------      -------------

                                                 1,331,433           1,566,809
CONTINGENCY (Note 8)
SUBSEQUENT EVENTS (Note 9)


                                             Ps  2,840,712       Ps  3,396,097
                                             =============       =============

The accompanying notes are an integral part of these financial statements.

                      ELEKTRAFIN COMERCIAL, S. A. DE C. V.
                      ------------------------------------
                      (formerly Elektrafin, S. A. de C. V.)

                              STATEMENTS OF INCOME
                                 (Notes 1 and 5)

                          Thousands of Mexican pesos of
                       December 31, 1999 purchasing power




                                                                               Year ended December 31,
                                                                               -----------------------
                                                                       1997             1998              1999
                                                                       ----             ----              ----

Net sales                                                          Ps 3,354,530      Ps 4,097,626    Ps  4,154,780
Cost of sales                                                         3,233,869         3,857,976        4,075,207
                                                                   ------------      ------------    -------------

                                                                        120,661           239,650           79,573
                                                                   ------------      ------------    -------------

Operating expenses and other:
Administrative services and other                                       981,125         1,274,699        1,034,717
Administrative expenses                                                 184,355           259,773          281,130
Allowance for doubtful accounts                                         320,365           371,106          359,197
Other expenses (income) - Net                                            18,796            (7,543)         (46,012)
                                                                   ------------      -------------   -------------

                                                                      1,504,641         1,898,035        1,629,032
                                                                   ------------      ------------    -------------

Operating loss                                                       (1,383,980)       (1,658,385)      (1,549,459)
                                                                   ------------      ------------    -------------

Comprehensive financing income:
Interest income - Net                                                 1,384,871         1,728,686        1,701,904
Foreign exchange (loss) gain - Net                                       (6,521)          (28,044)          15,835
Loss on monetary position                                              (240,158)         (242,958)        (158,623)
                                                                   -------------     ------------    -------------

                                                                      1,138,192         1,457,684        1,559,116
                                                                   ------------      ------------    -------------

(Loss) income before income tax and extraordinary item                 (245,788)         (200,701)           9,657

Income tax (Note 7)                                                     (24,685)          (57,009)         (34,590)
Asset tax (Note 7)                                                                                          (2,411)
                                                                  -------------     -------------    -------------

Loss before extraordinary item                                         (270,473)         (257,710)         (27,344)
Extraordinary item - Benefit from realization of prior
years' tax loss carryforwards (Note 7)                                                     57,009            5,838
                                                                   ------------      ------------    -------------

Net loss                                                          (Ps   270,473)    (Ps   200,701)  (Ps     21,506)
                                                                   =============     ============    =============



The accompanying notes are an integral part of these financial statements.

                                     ELEKTRAFIN COMERCIAL, S. A. DE C. V.
                                     ------------------------------------
                                     (formerly Elektrafin, S. A. de C. V.)


                  STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
                                 (Notes 1 and 6)

                   Thousands of Mexican pesos of December 31,
                              1999 purchasing power



                                                                                            Loss
                                                                                        from holding
                                      Capital       Paid-in        Legal                 nonmonetary
                                       stock        capital       reserve      Deficit     assets         Total
                                       -----        -------       -------      -------     ------         -----

Balances at January 1, 1997         Ps158,886     Ps1,305,975                Ps377,852   (Ps  2,823)   Ps1,839,890

Payment of dividends                                                           (24,818)                    (24,818)

Net loss                                                                      (270,473)                   (270,473)

Loss from holding nonmonetary
assets                                                                                         (102)          (102)
                                    ---------     -----------   ---------    ---------    ---------    -----------

Balances at December 31, 1997         158,886       1,305,975                   82,561       (2,925)     1,544,497

Payment of dividends                                                           (10,116)                    (10,116)

Net loss                                                                      (200,701)                   (200,701)

Loss from holding nonmonetary
assets                                                                                       (2,247)        (2,247)
                                    ---------     -----------   ---------    ---------    ---------    -----------

Balances at December 31, 1998         158,886       1,305,975                 (128,256)      (5,172)     1,331,433

Application of the paid-in capital
to retained earnings                                 (178,043)                 178,043

Payment of dividends                                                            (6,254)                     (6,254)

Initial capital contribution of
Elektrafin Comercial, S. A.
de C. V.                               34,323         944,800   Ps 15,187     (392,757)    (341,089)       260,464

Net loss                                                                       (21,506)                    (21,506)

Loss from holding nonmonetary
assets                                                                                        2,672          2,672
                                    ---------     -----------    --------    ---------    ---------    -----------

Balances at December 31, 1999       Ps193,209     Ps2,072,732    Ps15,187   (Ps370,730)  (Ps343,589)   Ps1,566,809
                                    =========     ===========    ========    =========    =========    ===========



The accompanying notes are an integral part of these financial statements.


                                     ELEKTRAFIN COMERCIAL, S. A. DE C. V.
                                     ------------------------------------
                                     (formerly Elektrafin, S. A. de C. V.)

                   STATEMENTS OF CHANGES IN FINANCIAL POSITION
                                    (Note 1)

                          Thousands of Mexican pesos of
                       December 31, 1999 purchasing power




                                                                                 Year ended December 31,
                                                                                 -----------------------
Operations:                                                              1997             1998             1999
----------                                                               ----             ----             ----

Net loss before extraordinary item                                   (Ps 270,473)     (Ps 257,710)     (Ps   27,344)
Charges to income not affecting resources:
Allowance for doubtful accounts                                          320,365          371,106           359,197
Net changes in accounts receivable, other assets,
accounts payable and other liabilities                                   133,828          (35,542)         (329,993)
                                                                      ----------       -----------       ----------

Resources provided by operations before extraordinary item               183,720           77,854             1,860

Extraordinary item - Benefit from realization of
prior years' tax loss carryforwards                                                        57,009             5,838
                                                                      ----------       ----------       -----------

Resources provided by operations                                         183,720          134,863             7,698
                                                                      ----------       ----------       -----------

Financing:
---------

Bank loans repaid                                                        (31,605)
Payment of dividends                                                     (24,818)         (10,116)           (6,254)
                                                                      ----------       -----------      -----------

Resources used in financing activities                                   (56,423)         (10,116)           (6,254)
                                                                      -----------      ----------       -----------

Investment:
----------

(Investments in) proceeds from joint ventures                           (126,759)        (125,386)
                                                                      ----------       ----------

Increase (decrease) in cash                                                  538             (639)            1,444

Cash at beginning of year                                                  2,044            2,582             1,943
                                                                      ----------       ----------       -----------

Cash at end of year                                                   Ps   2,582       Ps   1,943      Ps     3,387
                                                                      ==========       ==========      ============



The accompanying notes are an integral part of these financial statements.

                      ELEKTRAFIN COMERCIAL, S. A. DE C. V.
                      ------------------------------------
                      (formerly Elektrafin, S. A. de C. V.)

                        NOTES TO THE FINANCIAL STATEMENTS

                           DECEMBER 31, 1998 AND 1999


               (monetary figures expressed in thousands of Mexican
           pesos of December 31, 1999 purchasing power, except foreign currency figures and exchange rates in Note 3)


NOTE 1 - DESCRIPTION OF BUSINESS, COMPANY MERGER AND BASIS OF PRESENTATION:

Elektrafin Comercial, S. A. de C. V. was incorporated on July 30, 1999, as a result of the spin-off of the assets of Salinas y Rocha, S. A. de C. V. (SyR - related party) into three subsidiaries. The initial capital of Elektrafin Comercial, S. A. de C. V. amounted to Ps260,464 including a loan to Grupo SyR,
S. A. de C.V. and accounts receivable to other related parties. Additionally, Elektrafin Comercial, S. A. de C. V. received from SyR, tax loss carryforwards and recoverable asset tax of Ps679,060 and Ps68,575, respectively.

At the Extraordinary Meeting held on December 8, 1999, the stockholders approved the merger of Elektrafin Comercial, S. A. de C. V. and Elektrafin, S. A. de C.
V. ("Elektrafin") with Elektrafin Comercial, S. A. de C. V. as the surviving entity for legal and tax purposes. Prior to the merger, Elektrafin Comercial, S.
A. de C. V.'s operations were not material. For accounting purposes, the merger has been accounted for as a recapitalization of Elektrafin. The recapitalized entity and its predecessor are referred to as the Company.

The Company is a 99% subsidiary of Grupo Elektra, S. A. de C. V. and its main activity is the sale in installments of electrodomestic appliances and household furniture. The Company has no employees, and the services necessary to carry out its operations are rendered by affiliated companies.

In 1999 the Company terminated certain joint ventures created during 1997 and 1998. There was no gain or loss generated as a result of the termination of the joint ventures.

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

b. The Company increases the allowance for doubtful accounts at the time of any installment sale by an amount equal to five percent of the cash price of the merchandise sold, plus the mark-up, less the down payment, if any. This method of estimating the allowance for doubtful accounts is based on the historical experience of the Company and represents management's best estimate. The Company follows the policy of writing-off all customer balances outstanding more than 90 days against the allowance for doubtful accounts.

c. Inventories and cost of sales are originally determined by the average cost method and are restated by applying replacement costs and by applying factors derived from the National Consumer Price Index (NCPI), respectively. Amounts so determined do not exceed current market value.

d. The charges to income for income tax are based on financial pretax income, after adjustment for items excluded by law from the determination of taxable profits (permanent differences) and for temporary differences, the realization of which is uncertain in a definite period of time. At December 31, 1999 and 1998, there were no temporary differences that required the recognition of deferred income tax.

e. Transactions in foreign currencies are recorded at the rates of exchange prevailing on the dates they are entered into. Assets and liabilities denominated in these currencies are stated at the Mexican peso equivalents resulting from applying the year-end rates. Exchange differences arising from fluctuations in the exchange rates between the dates on which transactions are entered into and those on which they are settled, or the balance sheet dates, are charged or credited to income. (See Note 3).

f. Capital stock, paid-in capital and retained earnings represent the amounts of these items expressed in pesos of purchasing power as of December 31, 1999, and are determined by applying factors derived from the NCPI to the historical amounts.

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

j. Certain prior period amounts have been reclassified to conform with the current year presentation.

NOTE 3 - FOREIGN CURRENCY POSITION:

The Company had monetary assets and liabilities expressed in thousands of U.S. dollars, as shown below:

                                                 December 31,
                                                 ------------
                                           1998                 1999
                                           ----                 ----

Assets                                US$      9,207       US$          5
Liabilities                                  (27,875)             (27,325)
                                      --------------       --------------

Net short position                   (US$     18,668)     (US$     27,320)
                                      ==============       ==============

At December 31, 1999, the exchange rate was Ps9.48 to the U.S. Dollar (Ps9.93 at December 31, 1998). At February 25, 2000, date of issuance of the financial statements, the exchange rate was Ps9.41 to the U.S. dollar.

NOTE 4 - BALANCES DUE FROM CUSTOMERS, NET AND SECURITIZATION OF RECEIVABLES:

Customer account balances are as follows:

                                                    December 31,
                                                    ------------
                                              1998                 1999
                                              ----                 ----

Customers                               Ps   1,138,381       Ps     1,251,985
Less - Allowance for doubtful accounts         (67,944)               (53,824)
                                        --------------       ----------------

                                        Ps   1,070,437       Ps     1,198,161
                                        ==============       ================

Accounts receivable from retail customers are shown net of the unearned installment sales mark-up. The unearned installment sales mark-up was Ps494,144 and Ps308,975 at December 31, 1998 and 1999, respectively.




The movement of the allowance for doubtful accounts is as follows:


                                        Year ended December 31,
                                        -----------------------
                             1997                1998                1999
                             ----                ----                ----


Beginning balance        Ps     53,260        Ps    56,978       Ps    67,944
Provisions                     320,365             371,106            359,197
Write-offs                    (316,647)           (360,140)          (373,317)
                         -------------        ------------       ------------

                         Ps     56,978        Ps    67,944       Ps    53,824
                        =============        ============       ============


Securitization of receivables

The Company has established a four year revolving securitization program to securitize its receivables. Under the program, the Company transfers its receivable collection rights to a trust fund incorporated by Nacional Financiera, S. N. C. ("NAFIN") in exchange for cash resources obtained from the public offering of "Ordinary and Amortizable Participation Certificates" ("CPOs"). The public offering is affected by the issuance of preferred and subordinated CPOs acquired by public investors and the Company, respectively. The subordinated CPOs are referred to as deposits on securitized receivables on our balance sheet. In 1998, the Company completed two separate offerings one on April 15, 1998 ("EKTFIN-981") and one on December 17, 1998 ("EKTFIN-982") for Ps793,000 (nominal) and Ps200,000 (nominal), respectively.

Duff and Phelps de Mexico, S. A. de C. V. (DPM) and Fitch IBCA Mexico, S. A. de
C. V. (FIM) rated the securitized receivables as "mAA" and "AA", respectively. On December 21, 1999 FIM and DPM increased their rating of the Company's second revolving securitized receivables ("EKTFIN-982") to AAA and mAAA, respectively.


In September 1999 the Company completed its most recent offering of CPOs for Ps200,000 (nominal). This offering was rated "AA+" and "mAA" by FIM and DPM, respectively.


The Company collects the securitized receivables on behalf of the trust and deposits such collections in the trust fund. The three separate offerings of CPOs will mature in April 2000, December 2002 and August 2002. The preferred CPOs will be repaid at their nominal value, and the subordinated CPOs will be covered with the remaining cash held by the trust.



NOTE 5 - ACCOUNTS RECEIVABLE FROM AND PAYABLE TO RELATED PARTIES:
----------------------------------------------------------------

a.  Current
                                                                                          December 31,
                                                                                          ------------
    Accounts receivable:                                                           1998                 1999
    -------------------                                                            ----                 ----

    Elektra Comercial, S. A. de C. V. (formerly Elektra,
    S. A. de C. V.)                                                           Ps    1,045,374      Ps    1,199,695
    Other                                                                              63,251               97,612
                                                                              ---------------      ---------------

                                                                              Ps    1,108,625      Ps    1,297,307
                                                                              ===============      ===============

    Accounts payable:
    ----------------

    Elmex Superior, S. A. de C. V.                                            Ps      376,697      Ps      491,348
    Garantias Extendidas, S. A. de C. V.                                              208,091              420,661
    Other                                                                             370,214              409,203
                                                                              ---------------      ---------------

                                                                              Ps      955,002      Ps    1,321,212
                                                                              ===============      ===============

b.  Long-term receivables (payables) with related parties:

    Grupo SyR, S. A. de C. V.                                                                       Ps    188,566
                                                                                                    =============

    Grupo Elektra, S. A. de C. V.                                               (Ps  289,988)      (Ps    246,740)
                                                                                 ===========        =============


Long-term loan granted to Grupo SyR, S. A. de C. V. (GSyR)

As mentioned in Note 1, the initial capital contribution of Elektrafin Comercial, S. A. de C. V. included a long-term loan extended to GSyR of Ps188,566. The loan is subject to a 9% interest rate and is repayable in ten years beginning in 2001.



The principal transactions with related parties are as follows:


Commissions and interest earned

In the year ended December 31, 1997 the Company earned commissions from Elektra Comercial, S. A. de C. V. (Elektra Comercial) and Hecali, S. A. de C. V. amounting to Ps351,254, for the trade of their accounts receivable. In 1998 and 1999 the Company earned interest income from certain related parties amounting to Ps37,970 and Ps102,973, respectively.

Purchase of merchandise

As mentioned in Note 1, the Company's main activity is the sale in installments of electrodomestic appliances and household furniture. All merchandise are purchased from Elektra. For the years ended December 31, 1997, 1998 and 1999, the Company's purchases from Elektra Comercial amounted to Ps3,233,869, Ps3,857,976 and Ps4,075,207, respectively.


Administrative services

The services necessary to carry out the Company's operations are rendered by Elektra Comercial such as accounting and tax computation services. In the years ended December 31, 1997, 1998 and 1999, the Company incurred administrative services of Ps728,292, Ps1,031,845 and Ps1,029,890, respectively.

Interest expense

In 1996 the Company received a long-term loan of US$26 million from Grupo Elektra, S. A. de C. V., subject to interest at 13% per annum and payable in May 2001. For the years ended December 31, 1997, 1998 and 1999, the Company incurred interest to Grupo Elektra of Ps51,609, Ps42,159, and Ps33,578, respectively.

NOTE 6 - STOCKHOLDERS' EQUITY:

The capital stock of Elektrafin as of December 31, 1998, amounted to Ps158,886 and was represented by 73,111,233 common shares of one peso par value each.

The initial capital stock of Elektrafin Comercial, S. A. de C. V. amounted to Ps34,323 (Ps25,000 nominal) and was represented by 1,000 Series "A" common nominative shares without par value. As a result of the merger mentioned in Note 1, the stockholders approved a Ps158,886 (Ps73,111 nominal) increase in the variable portion of the capital stock, through the issuance of 5,000 Series "B" common nominative shares without par value, in exchange for the 73,111,233 common shares of Elektrafin.

As of December 31, 1999 the capital stock is represented by 6,000 common nominative shares without par value, distributed as follows:

                                                                  Amount
                                                                  ------

Fixed minimum capital stock, represented by 1,000
Series "A" shares                                             Ps     25,000

Variable portion, represented by 5,000 Series "B" shares             73,111
                                                              -------------

Capital stock expressed in nominal pesos                             98,111
Restatement increase                                                 95,098
                                                              -------------

Capital stock                                                 Ps    193,209
                                                              =============

In the event that dividends are paid from retained earnings which have not previously been taxed, a tax equivalent to 53.85% of the dividend will be payable by the Company. Additionally, dividends paid to individuals or to foreign residents are subject to a maximum tax withholding equivalent to 7.69%, regardless of any previous taxation of such dividends. Capital stock reductions in excess of the sum of the balances of capital contributions accounts, net tax income and reinvested net tax income, inflation-indexed in accordance with the procedures established by the Income Tax Law, are accorded the same tax treatment as dividends.

NOTE 7 - INCOME TAX:

For the years ended December 31, 1997, 1998 and 1999, the Company had taxable income of Ps73,303, Ps149,282 and Ps16,681, respectively. The income tax for 1998 and 1999 was reduced by Ps57,009 and Ps5,838, respectively due to the utilization of tax loss carryforwards. This benefit is presented in the statement of income as an extraordinary item.

Taxable income differs from financial pretax income mainly due to the effect of deduction for tax purposes of purchases offset against the non-deduction of cost of sales, differences in treatment of the effects of inflation for tax and financial purposes, the deduction of results from joint ventures and the effect of nondeductible expenses.

Effective January 1, 1999, the corporate income tax rate was increased from 34% to 35%.

At December 31, 1999, and after the merger mentioned in Note 1, the Company had tax loss carryforwards amounting to Ps662,379, expiring as shown below:

                     Year of
                  expiration                                    Amount

                      2005                                   Ps    286,621
                      2006                                         241,160
                      2007                                         134,598
                                                             -------------

                                                             Ps    662,379
                                                        ==================

Tax loss carryforwards are restated by applying factors derived form the NCPI until they are utilized.

The Company has paid asset tax for which a refund can be requested, provided income tax determined in any of the following ten years exceeds asset tax for those years. At December 31, 1999, the Company had Ps70,992 of recoverable asset tax expiring as shown below:


                     Year of
                  expiration                                      Amount
                  ----------                                      ------

                      2004                                     Ps   19,026
                      2005                                          17,124
                      2006                                          11,578
                      2007                                           8,980
                      2008                                           7,886
                      2009                                           6,398
                                                               -----------

                                                               Ps   70,992

NOTE 8 - CONTINGENCY:

The Company is the guarantor of long-term publicly traded notes amounting to US$100 million issued by Grupo Elektra, S. A. de C. V.

NOTE 9 - SUBSEQUENT EVENTS:

a. Revised Statement D-4 "Accounting Treatment of Income Tax and Employees' Profit Sharing" is effective for fiscal years beginning January 1, 2000. This statement significantly changes the accounting treatment of income tax, eliminating the previous approach, known as the partial scope liability method, and replacing it with the full-scope method of assets and liabilities. Under this method, deferred taxes are initially recognized, for all the differences between the book and tax values of the assets and liabilities and for tax loss carryforwards and asset tax carryforwards that have a high probability of realization.

    In accordance with the statement, the accrued effects as of January 1, 2000 will be recorded directly to stockholders' equity. The company has not yet determined the impact of this new statement on the financial statements of the Company. The deferred income tax generated as from January 1, 2000 will be recorded as part of the net income (loss) of each year.

b. On March 22, 2000, Grupo Elektra, S. A. de C. V. completed a private placement offering of US$275 million in 12% Senior Notes due 2008. The Company is a guarantor of these notes.

NOTE 10 - RECONCILIATION BETWEEN MEXICAN (MEXICAN GAAP) AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (U.S. GAAP):

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

a. Reconciliation of net loss:

                                                                             Year ended December 31,
                                                                             -----------------------
                                                                   1997               1998               1999
                                                                   ----               ----               ----

Net loss under Mexican GAAP                                  (Ps    270,473)      (Ps   200,701)    (Ps    21,506)
Deferred income tax effects                                         (12,160)            160,047            (6,126)
Effect of sales mark-up on installment sales                         54,043
                                                              -------------

Net loss under U.S. GAAP                                     (Ps    228,590)      (Ps    40,654)    (Ps    27,632)
                                                              =============        ============      ============

b. Reconciliation of stockholders' equity:
   --------------------------------------

                                                                                         December 31,

                                                                                  1998                  1999
                                                                                  ----                  ----

Stockholders' equity under Mexican GAAP                                      Ps   1,331,433       Ps    1,566,809
Deferred income tax effects                                                          13,464                 7,338
Contribution of deferred tax assets                                                                       306,246
                                                                             --------------       ---------------

Stockholders' equity under U.S. GAAP                                         Ps   1,344,897       Ps    1,880,393
                                                                             ==============       ===============


An analysis of the changes in stockholders' equity under U.S. GAAP is as follows:


                                                                           Year ended December 31,
                                                             -------------------------------------

                                                              1997                 1998                 1999
                                                              ----                 ----                 ----

Balance at beginning of year                             Ps   1,651,424       Ps    1,397,914      Ps   1,344,897
Net loss                                                       (228,590)              (40,654)            (27,632)
Loss from holding nonmonetary assets                               (102)               (2,247)              2,672
Payment of dividends                                            (24,818)              (10,116)             (6,254)
Initial capital contribution of Elektrafin
Comercial, S. A. de C. V.                                                                                 566,710
                                                         --------------       ---------------      --------------

Balance at end of year                                   Ps   1,397,914       Ps    1,344,897      Ps   1,880,393
                                                         ==============       ===============      ==============


c. Significant differences between U.S. GAAP and Mexican GAAP:

    i.  Deferred income tax

        As stated in Note 2d., income tax is recorded under Mexican GAAP following interperiod allocation procedures under the partial liability method. Under this method, deferred tax is recognized only in respect of nonrecurring timing differences between taxable and book income which are expected to reverse at a definite future date. Also, under Mexican GAAP, the benefit from utilizing tax loss carryforwards and asset tax credits are not recognized until utilized, at which time it is presented as an extraordinary item. U.S. GAAP Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes" ("FAS No. 109") requires an asset and liability approach for financial accounting and reporting for income tax under the following basic principles: (a) a current tax liability or asset is recognized for the estimated taxes payable or refundable on tax returns for the current year, (b) a deferred tax liability or asset is recognized for the estimated future tax effects attributable to temporary differences and carryforwards, (c) the measurement of current and deferred tax liabilities and assets is based on provisions of the enacted tax law and the effects of future changes in tax laws or rates are not anticipated, and (d) the measurement of deferred tax assets is reduced, if necessary, by the amount of any tax benefits that, based on available evidence, are not expected to be realized under this method; deferred tax is recognized in respect of all temporary differences, and the benefit from utilizing tax loss carryforwards and asset tax credits is recognized in the year in which the loss or credits arise subject to a valuation allowance in respect of any tax benefits not expected to be realized. The subsequent realization of this benefit does not affect income. Consequently, the above do not represent extraordinary items for U.S. GAAP purposes.

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

        Gain and losses from holding nonmonetary assets are recorded in stockholders' equity. It is the Company's policy to reflect the deferred income taxes that arise as a result of such gains (losses) from assets or liabilities, which do not currently affect income, in the results of operations.

        As mentioned in Note 1, the Company received tax loss carryforwards and recoverable asset tax benefits of Ps679,060 and Ps68,575, respectively. Through December 31, 1999, Mexican GAAP does not require the recording of deferred income taxes for tax loss carryforwards and recoverable asset tax before the benefits are utilized. Under US GAAP, the Company recognized as an additional capital contribution the deferred tax effects of Ps306,246 since it is more likely than not that the tax benefits will be utilized.

        The significant components of income tax expense (benefit) under U.S. GAAP are as follows:

                                           Year ended December 31,
                                           -----------------------
                                 1997               1998                1999
                                 ----               ----                ----

Current                       Ps   24,685                           Ps    28,752
Deferred provision (benefit)       12,160       (Ps   160,047)             6,126
Asset tax                                                                  2,411
                              -----------        ------------       ------------

                              Ps   36,845       (Ps   160,047)      Ps    37,289
                              ===========        ============       ============


The items shown below represent the main differences between income tax computed under U.S. GAAP at the statutory tax rate and the Company's provision for income tax in each period:

                                                 Year ended December 31,
                                                 -----------------------
                                         1997              1998           1999
                                         ----              ----           ----

Statutory income tax rate               (34%)            (34%)             35%
Effect of inflationary component          11%             (5%)              3%
Asset tax                                                                   5%
Nondeductible expenses                   38%             (40%)              4%
Other                                     6%              (1%)             (6%)
                                        ----             ----               --

Effective income tax rate                21%             (80%)             41%
                                        ====              ===              ===


The tax effects of significant items comprising the Company's net deferred tax assets and liabilities under U.S. GAAP are as follows:

                                                   December 31,
                                                   ------------
                                              1998              1999
                                              ----              ----

Deferred income tax (liabilities) assets:
Prepaid expenses                           Ps   9,637)     (Ps      8,079)
Allowance for doubtful accounts                23,101              18,838
Tax loss carryforwards                                            231,833
Asset tax carryforwards                                            70,992
                                           ----------       -------------

Net deferred income tax assets             Ps  13,464       Ps    313,584
                                           ==========       =============

    ii. Revenue recognition.

        Prior to January 1, 1997 for Mexican GAAP purposes, the Company accounted for the installment sales mark-up as sales when the merchandise was delivered to the customer. Under U.S. GAAP, the mark-up is deferred and amortized over the life of the installment sales contract. The unamortized mark-up amounted to Ps54,043 in 1996. This amount was recognized in income for U.S. GAAP in 1997.

        Subsequent to January 1, 1997 under Mexican GAAP the mark-up on installment sales is deferred and amortized over the life of the installment sales contracts for all years, and is included as part of interest income. Also, under Mexican GAAP any stated and penalty interest is also included in interest income.

        Under US GAAP, the installment sales mark-up earned along with stated and penalty interest would be classified as interest earned from consumer credit operations. During the years ended December 31, 1997, 1998 and 1999, the amount of installment sales mark-up earned for U.S. GAAP purposes, was Ps508,139, Ps396,818 and Ps343,189, respectively.

    iii.Securitization of receivables.

        Under Mexican GAAP the Company accounted for the 1997, 1998 and 1999 securitizations of receivables as sales of the receivables and derecognized from its balance sheets the receivables transferred under the programs against the proceeds received.

        Under U.S. GAAP, the transfer of the receivables in the 1997, 1998 and 1999 securitization programs have been accounted for as secured borrowings in accordance with Statement of Financial Accounting Standards No. 125 "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities". Consequently, under U.S. GAAP, the Company reestablished on its balance sheets as of December 31, 1997, 1998 and 1999 receivables of Ps1,087,232, Ps1,460,399 and
        Ps1,840,917, respectively, which include Ps102,289, Ps379,290 and Ps684,297, respectively, that correspond to the guarantee on the securitized receivables.
        The Company also recorded as of December 31, 1997, 1998 and 1999 liabilities of Ps984,944, Ps1,081,108 and Ps1,156,620, respectively.

    iv. Fair value information.

        The following disclosure of the estimated fair value of financial instruments is based on the requirements of Statement of Financial Accounting Standards No. 107 "Disclosures about Fair Value of Financial Instruments" ("FAS No. 107"). The estimated fair value amounts have been determined by the Company using available market information and appropriate valuation methodologies. However, considerable judgment is required in interpreting market data to develop estimates of fair value.

        Cash, accounts receivable and accounts payable. The carrying value of these items is a reasonable estimate of their fair value.

        Accounts payable to related parties and long-term borrowing received from related parties. The carrying value of accounts payable at December 31, 1998 and 1999 are a reasonable estimate of their fair value. The fair value of the loan from Grupo Elektra, S. A. de C. V. can not be determined since there is no market for this type of debt.

        Long-term receivable from GSyR. The fair value of the loan made to GSyR can not be determined since there is no market for this type of receivable.

    v.  Concentration of credit risk.

        The Company provides financing to the customers of an affiliated company which has 597 stores at December 31, 1999 throughout Mexico. Credit operations are managed by each store based on established credit policies.

        Due to the significant number of customers and their location, the Company considers that it is not dependent on any geographical area or customer base, and therefore, has no significant concentration of risk.

    vi. Comprehensive income.

        Effective January 1, 1998, the Company adopted for U.S. GAAP purposes Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("FAS No. 130"), which establishes new standards for reporting and displaying comprehensive income and its components.

    vii.Recently issued accounting standards.

        During June 1999, the Financial Accounting Standards Board issued SFAS No. 137, "Deferral of the Effective Date of SFAS No. 133", which defers the effective date of SFAS 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"), to fiscal years beginning after June 15, 2000. SFAS 133 establishes a new model for the accounting for derivatives and hedging activities and supercedes and amends a number of existing standards. Upon SFAS 133's initial application, all derivatives are required to be recognized in the statement of financial position as either assets or liabilities and measured at fair value. In addition, all hedging relationships must be designated, reassessed and documented pursuant to the provision of SFAS 133. The Company is not currently involved in derivative or hedging activities. As a result, management does not believe that the adoption of this statement will significantly impact the financial statements of the Company.

d. Condensed balance sheets and income statements under U.S. GAAP:

The following condensed balance sheets and income statements reflect the effects of the principal differences between Mexican GAAP and U.S. GAAP:

                            CONDENSED BALANCE SHEETS

                                                                           December 31,
                                                                           ------------
                                                                     1998                 1999
                                                                     ----                 ----

Accounts receivable from customers and related parties         Ps    3,639,461      Ps    4,336,385
Deferred income tax                                                     13,464               10,759
Other current assets                                                    19,324                4,682
                                                               ---------------      ---------------

Total current assets                                                 3,672,249            4,351,826

Investments in joint ventures                                          234,770
Related parties                                                                             188,566
Deferred tax assets                                                                         302,825
Other assets                                                            28,265               23,084
                                                               ---------------      ---------------

Total assets                                                   Ps    3,935,284      Ps    4,866,301
                                                               ===============      ===============

Current liabilities                                            Ps      264,289      Ps      461,336
Related parties                                                        955,002            1,321,212
                                                               ---------------      ---------------

                                                                     1,219,291            1,782,548
                                                               ---------------      ---------------

Long-term liabilities                                                1,081,108              956,620
Related parties                                                        289,988              246,740
                                                               ---------------      ---------------

                                                                     1,371,096            1,203,360
                                                               ---------------      ---------------

Total liabilities                                                    2,590,387            2,985,908
Stockholders' equity                                                 1,344,897            1,880,393
                                                               ---------------      ---------------

Total liabilities and stockholders' equity                     Ps    3,935,284      Ps    4,866,301
                                                               ===============      ===============


CONDENSED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME


                                                                   Year ended December 31,
                                                                   -----------------------
                                                        1997                 1998                 1999
                                                        ----                 ----                 ----
Revenues:
--------
Net sales                                          Ps    3,354,530      Ps    4,097,626      Ps    4,154,780
Cost of sales                                           (3,233,869)          (3,857,976)          (4,075,207)
                                                   ---------------      ---------------      ---------------

                                                           120,661              239,650               79,573
                                                   ---------------      ---------------      ---------------
Operating expenses and other:
----------------------------
Administrative services received from
affiliates                                                (981,125)          (1,274,699)          (1,034,717)
Administrative expenses                                   (184,355)            (259,773)            (281,130)
Allowance for doubtful accounts                           (320,365)            (371,106)            (359,197)
Other (expenses) income - Net                              (18,796)               7,543               46,012
                                                   ---------------      ---------------      ---------------

                                                        (1,504,641)          (1,898,035)          (1,629,032)
                                                   ---------------      ---------------      ---------------

Operating loss                                          (1,383,980)          (1,658,385)          (1,549,459)
                                                   ---------------      ---------------      ---------------

Interest income                                          1,438,914            1,728,686            1,701,904
Other financing expenses                                  (246,679)            (271,002)            (142,788)
                                                   ---------------      ---------------      ---------------

                                                         1,192,235            1,457,684            1,559,116
                                                   ---------------      ---------------      ---------------

Pretax (loss) income                                      (191,745)            (200,701)               9,657
Income tax (provision) benefit and asset tax               (36,845)             160,047              (37,289)
                                                   ---------------      ---------------      ---------------

Net loss                                                  (228,590)             (40,654)             (27,632)
Loss from holding nonmonetary assets                          (102)              (2,247)               2,672
                                                   ---------------      ---------------      ---------------

Comprehensive loss                                (Ps      228,692)    (Ps       42,901)    (Ps       24,960)
                                                   ===============      ===============      ===============


Cash flow information

Under U.S. GAAP a statement of cash flow is prepared based on provisions of Statement of Financial Accounting Standards No. 95 "Statement of Cash Flows" ("FAS No. 95"). This statement does not provide guidance for the preparation of cash flow statements for price level adjusted financial statements.

Presented in the following page is a statement of cash flows for the year ended December 31, 1997 prepared after considering the impact of U.S. GAAP adjustments. The cash flow statement is net of certain non cash transactions but includes the effects of inflation on cash flow and has been restated to pesos of December 31, 1999, purchasing power.

                                                                  Year ended December 31,
                                                                  -----------------------
Cash flow from operating activities:                                        1997
-----------------------------------                                         ----

Net loss                                                              (Ps       228,590)
Adjustments to reconcile net loss to net cash used in
operating activities:

Allowance for doubtful accounts                                                 320,365
Monetary loss                                                                   240,158
Deferred income tax                                                              12,160
Net changes in working capital                                               (1,042,074)
                                                                      -----------------

Net cash used in operating activities                                          (697,981)
                                                                      -----------------

Cash flow from investing activities:

Investments in joint ventures                                                  (126,759)
                                                                      -----------------

Cash flows from financing activities:

Short-term loans paid - Net                                                     (31,605)
Borrowings from related parties                                                (103,243)
Proceeds from securitization of receivables - Net                               984,944
Payment of dividends                                                            (24,818)
                                                                      -----------------

Net cash provided by financing activities                                       825,278
                                                                      -----------------

Increase in cash                                                                    538
Cash at beginning of year                                                         2,044
                                                                      -----------------

Cash at end of year                                                   Ps          2,582
                                                                      =================

Supplemental disclosure:
Cash paid during the year for:
Interest                                                              Ps        106,405
                                                                      =================

Income tax                                                            Ps          8,033
                                                                      =================


Presented below are statements of cash flow for the years ended December 31, 1998 and 1999, prepared after considering the impact of U.S. GAAP adjustments. The cash flow statements present nominal cash flows during the periods, adjusted to pesos of December 31, 1999 purchasing power.


                                                                             Year ended December 31,
                                                                             -----------------------
Cash flow from operating activities                                        1998                 1999
-----------------------------------                                        ----                 ----

Net loss                                                             (Ps       40,654)   (Ps      27,632)
Adjustments to reconcile net loss to net cash provided
by (used in) operating activities:

Allowance for doubtful accounts                                               371,106            359,197
Monetary loss                                                                 242,958            158,623
Deferred income tax                                                          (160,047)             6,126
Net changes in working capital                                               (208,557)          (753,357)
                                                                     ----------------    ---------------

Net cash provided by (used in) operating activities                           204,806           (257,043)
                                                                     ----------------    ---------------
Cash flow from investing activities:

Investments in joint ventures                                                (145,180)
                                                                     ----------------
Cash flows from financing activities:

Repayment of securitization of receivables - Net                             (984,944)
Borrowings from related parties                                              (306,452)
Proceeds from securitization of receivables - Net                           1,081,109            194,094
Payment of dividends                                                          (10,116)            (6,254)
                                                                     ----------------    ---------------

Net cash used in financing activities                                        (220,403)           187,840
                                                                     ----------------    ---------------

Effect of inflation and exchange rate changes on cash                         160,138             70,647
                                                                     ----------------    ---------------

(Decrease) increase in cash                                                      (639)             1,444
Cash at beginning of year                                                       2,582              1,943
                                                                     ----------------    ---------------

Cash at end of year                                                  Ps         1,943    Ps        3,387
                                                                     ================    ===============
Supplemental disclosure:
Cash paid during the year for:
Interest                                                             Ps       153,499    Ps      326,437
                                                                     ================    ===============

Income tax                                                           Ps        15,660    Ps       12,127
                                                                     ================    ===============

Non cash transaction:
--------------------

In the year ended December 31, 1999 the capital contribution of Elektrafin Comercial was represented mainly by a loan to a related party of Ps260,464 and deferred tax benefits of Ps306,246.

                         COMUNICACIONES AVANZADAS, S. A.
                            DE C. V. AND SUBSIDIARIES

                        CONSOLIDATED FINANCIAL STATEMENTS

                           DECEMBER 31, 1998 AND 1999

            COMUNICACIONES AVANZADAS, S. A. DE C. V. AND SUBSIDIARIES

                        CONSOLIDATED FINANCIAL STATEMENTS

                           DECEMBER 31, 1998 AND 1999



Contents

Consolidated Financial Statements:                                         Page
                                                                           ----

Report of Independent Accountants..........................................F-100

Consolidated Balance Sheets................................................F-102

Consolidated Statements of Income..........................................F-103

Consolidated Statements of Changes in Stockholders' Equity.................F-104

Consolidated Statements of Changes in Financial Position...................F-105

Notes to the Consolidated Financial Statements.............................F-106

REPORT OF INDEPENDENT ACCOUNTANTS


Mexico City, March 31, 2000, except for Note 18 which is dated as of April 28, 2000


To the Stockholders of
Comunicaciones Avanzadas, S. A. de C. V.

1.  We have audited the consolidated balance sheets of Comunicaciones Avanzadas,
    S. A. de C. V. and subsidiaries (collectively "the Company") as of December 31, 1998 and 1999 and the related consolidated statements of income, of changes in stockholders' equity and of changes in financial position for each of the three years in the period ended December 31, 1998 all expressed in constant pesos of December 31, 1999 purchasing power. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the consolidated financial statements of Unefon, S. A. de C. V. and subsidiaries, a 50% owned affiliate that is in a pre-operating stage. TV Azteca's investment in Unefon, S. A. de C. V. and subsidiaries accounted for under the equity method constituted 10% of total consolidated assets of the Company at December 31, 1999. The consolidated financial statements of Unefon, S. A. de C. V. and subsidiaries were audited by other independent accountants whose report dated March 8, 2000 has been furnished to us, and our opinion insofar as it relates to amounts included for Unefon, S. A. de C. V. and subsidiaries is based solely on the report of the other independent accountants.


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

2. In our opinion, based on our audits and on the report of the other independent accountants referred to above, the aforementioned consolidated financial statements present fairly, in all material respects, the consolidated financial position of Comunicaciones Avanzadas, S. A. de C. V. and subsidiaries at December 31, 1998 and 1999, and the consolidated results of their operations and the changes in stockholders' equity and in their financial position for each of the three years in the period ended December 31, 1998, in conformity with accounting principles generally accepted in Mexico.

3. Accounting principles generally accepted in Mexico vary in certain significant respects from generally accepted accounting principles in the United States of America. The application generally accepted accounting principles in the United States of America would have affected the determination of consolidated net income (loss), for each of the three years in the period ended December 31, 1999 and the determination of consolidated stockholders' equity as of December 31, 1998 and 1999 to the extent summarized in Note 19 to the consolidated financial statements.

PricewaterhouseCoopers




Javier Soni

            COMUNICACIONES AVANZADAS, S. A. DE C. V. AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEETS

                          Thousands of Mexican pesos of
                       December 31, 1999 purchasing power


                                                                                  At December 31,
                                                                                  ---------------
Assets                                                                        1998                1999
------                                                                        ----                ----

Current assets:
Cash and cash equivalents                                                Ps   1,184,415     Ps    1,002,739
Pledged securities (Notes 5 and 10)                                             444,831             136,713
Accounts receivable (Note 6)                                                  3,534,664           3,236,714
Due from related parties (Note 9)                                               226,155             595,688
Exhibition rights                                                               888,342             671,146
Inventories                                                                     336,941             213,166
                                                                         --------------     ---------------

Total current assets                                                          6,615,348           5,856,166

Accounts receivable from Unefon, S. A. de C. V.                                                   1,898,000
Exhibition rights                                                               821,196             631,206
Property, machinery and equipment - Net (Note 7)                              3,619,437           3,163,868
Television concessions - Net (Note 3k.)                                       3,516,619           3,367,314
Pledged securities (Notes 5 and 10)                                             143,820
Investment in Unefon, S. A. de C. V. (Note 8)                                                     1,853,196
Goodwill - Net (Note 3i.)                                                     1,303,380           1,147,635
Other assets (Note 8)                                                           454,736             531,223
                                                                         --------------     ---------------

Total assets                                                             Ps  16,474,536     Ps   18,448,608
                                                                         ==============     ===============

Liabilities and stockholders' equity

Current liabilities:
Current portion of long-term promissory notes (Note 11)                          10,618               9,851
Current portion of long-term bank loans (Note 10)                        Ps     139,039     Ps       88,262
Short-term debt (Note 10)                                                       314,611             673,095
Interest payable                                                                250,668             234,431
Exhibition rights payable                                                       444,289             385,620
Accounts payable and accrued expenses                                           673,507             736,061
Due to related parties (Note 9)                                                 107,518             165,707
                                                                         --------------     ---------------

Total current liabilities                                                     1,940,250           2,293,027
                                                                         --------------     ---------------

Long - term liabilities:
Senior notes (Note 10)                                                        7,566,820           6,460,000
Bank loans (Note 10)                                                          1,136,932           1,072,165
Promissory notes (Note 11)                                                       27,474              10,926
Advertising advances (Note 3o.)                                               2,584,388           3,080,882
Unefon advertising advance (Note 8)                                                               1,890,667
Exhibition rights payable                                                       398,059             272,033
                                                                         --------------     ---------------

Total long-term liabilities                                                  11,713,673          12,786,673
                                                                         --------------     ---------------

Total liabilities                                                            13,653,923          15,079,700
                                                                         --------------     ---------------

Stockholders' equity (Note 13):
Capital stock                                                                 1,724,586           1,724,586
Paid-in capital                                                               1,027,807           1,027,807
Contributions for future capital stock increases                                  4,625               4,625
Deficit                                                                        (936,933)           (986,787)
Gain (loss) from holding nonmonetary assets                                    (454,951)           (438,031)
                                                                         --------------     ---------------

Majority stockholders                                                         1,365,134           1,332,200
Minority stockholders                                                         1,455,479           2,036,708
                                                                         --------------     ---------------

Total stockholders' equity                                                    2,820,613           3,368,908
Commitments and contingencies (Note 15)
Subsequent events (Note 18)
                                                                         --------------     ---------------
Total liabilities and stockholders' equity                               Ps  16,474,536     Ps   18,448,608
                                                                         ==============     ===============


 The accompanying notes are an integral part of these consolidated financial statements.

            COMUNICACIONES AVANZADAS, S. A. DE C. V. AND SUBSIDIARIES

                        CONSOLIDATED STATEMENTS OF INCOME

                          Thousands of Mexican pesos of
                       December 31, 1999 purchasing power

                                                                             Year ended December 31,
                                                                             -----------------------
                                                                   1997               1998                  1999
                                                                   ----               ----                  ----

Net revenue                                                   Ps  5,018,231       Ps  5,205,740         Ps  4,194,094
                                                              -------------       -------------         -------------

Programming, production, exhibition and
transmission costs                                                1,481,590           1,756,158             1,973,004
Sales and administrative expenses                                   824,235             825,896               808,208
                                                              -------------       -------------         -------------

Total costs and expenses                                          2,305,825           2,582,054             2,781,212
                                                              -------------       -------------         -------------

Depreciation and amortization                                       726,459             887,936               633,947
                                                              -------------       -------------         -------------

Operating income                                                  1,985,947           1,735,750               778,935
                                                              -------------       -------------         -------------

Other income (expenses) - Net (Note 16)                              17,008            (228,344)             (779,441)
                                                              -------------       -------------         -------------

Comprehensive financing (cost) income:
Interest expense - Net                                             (714,426)           (687,010)             (744,816)
Exchange loss - Net                                                (154,329)         (1,583,601)              355,085
Other financing expenses                                                               (227,906)              (98,341)
Gain on monetary position                                           458,188             854,315               604,560
                                                              -------------       -------------         -------------

                                                                   (410,567)         (1,644,202)              116,488
                                                              -------------       -------------         -------------

Income (loss) before provision for income tax and
extraordinary items                                               1,592,388            (136,796)              115,982
Provision for income tax (Note 14)                                 (595,309)           (411,232)             (349,093)
                                                              -------------       -------------         -------------

Income (loss) before extraordinary items                            997,079            (548,028)             (233,111)
Extraordinary item - Income tax benefit from
utilization of prior years' tax-loss carryforwards
(Note 14)                                                           298,343             111,062                73,993
Other extraordinary items (Note 14)

Net income (loss)                                             Ps  1,295,422      (Ps    436,966)       (Ps    159,118)
                                                              =============       =============         =============

Net income (loss) of majority stockholders                    Ps    678,379      (Ps    403,802)       (Ps     49,854)
Net income (loss) of minority stockholders                          617,043             (33,164)             (109,264)
                                                              -------------       -------------         -------------

                                                              Ps  1,295,422      (Ps    436,966)       (Ps    159,118)
                                                              =============       =============         =============


The accompanying notes are an integral part of these consolidated financial statements.

                    COMUNICACIONES AVANZADAS, S. A. DE C. V.
                                AND SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY FOR THE THREE YEARS ENDED DECEMBER 31, 1997, 1998 AND 1999

          Thousands of Mexican pesos of June 30, 1999 purchasing power

                                                                      Contributions
                                                                     for future ca-
                                          Capital         Paid-in       pital stock
                                           stock          capital        increases      Deficit
                                           -----          -------        ---------      -------

Balances at January 1, 1997             Ps 1,873,345    Ps1,027,807      Ps4,625     (Ps1,211,509)

Decrease of capital stock                   (148,759)
Net income                                                                               678,379
Redemption of capital of
subsidiaries paid to minority
stockholders
Increase in minority interest
relating to purchase of additional
shares of subsidiary (Note 9)
Gain from holding nonmonetary assets
                                        ------------    -----------      -------      ----------

Balances at December 31, 1997              1,724,586      1,027,807        4,625        (533,130)

Net loss                                                                                (403,803)
Redemption of capital of subsidiaries
paid to minority stockholders
Adjustment from repurchase, valuation
and options of shares of TV Azteca,
S. A. de C. V. (TVA), subsidiary
(Loss) gain from holding nonmonetary
assets
                                        ------------    -----------      -------      ----------

Balances at December 31, 1998              1,724,586      1,027,807        4,625        (936,933)

Net income                                                                               (49,854)
Redemption of capital of subsidiaries
paid to minority stockholders
Effect relating to capital stock increase
and premium on issuance of capital stock
of TVA
Adjustment from repurchase, valuation
and option of shares of TV Azteca
Loss from holding nonmonetary assets
                                        ------------    -----------      -------      ----------

Balances at December 31, 1999           Ps 1,724,586    Ps1,027,807      Ps4,625     (Ps 986,787)
                                        ============    ===========      =======      ==========



                                           (Loss) gain
                                          from holding
                                           nonmonetary      Majority          Minority
                                             assets       stockholders      stockholders       Total
                                             ------       ------------      ------------       -----

Balances at January 1, 1997)              (Ps171,202)     Ps 1,523,066     Ps  1,547,690   Ps 3,070,756

Decrease of capital stock                                     (148,759)                        (148,759)
Net income                                                     678,379           617,042      1,295,421
Redemption of capital of
subsidiaries paid to minority
stockholders                                                                  (1,152,013)    (1,152,013)
Increase in minority interest
relating to purchase of additional
shares of subsidiary (Note 9)                                                     22,428         22,428
Gain from holding nonmonetary assets         219,117           219,117            52,197        271,314
                                           ---------       -----------      ------------    -----------

Balances at December 31, 1997                 47,915         2,271,803         1,087,344      3,359,147

Net loss                                                      (403,803)          (33,164)      (436,967)
Redemption of capital of subsidiaries
paid to minority stockholders                                                    (19,352)       (19,352)
Adjustment from repurchase, valuation
and options of shares of TV Azteca,
S. A. de C. V. (TVA), subsidiary            (158,610)         (158,610)          (88,061)      (246,671)
(Loss) gain from holding nonmonetary
assets                                      (344,256)         (344,256)          508,712        164,456
                                           ---------       -----------      ------------    -----------

Balances at December 31, 1998               (454,951)        1,365,134         1,455,479      2,820,613

Net income                                                     (49,854)         (109,264)      (159,118)
Redemption of capital of subsidiaries
paid to minority stockholders                                                    (21,951)       (21,951)
Effect relating to capital stock
increase and premium on issuance of
capital stock of TVA                         303,223           303,223           950,681      1,253,904
Adjustment from repurchase, valuation
and option of shares of TV Azteca             (8,061)           (8,061)           (6,768)       (14,829)
Loss from holding nonmonetary assets        (278,242)         (278,242)         (231,469)      (509,711)
                                           ---------       -----------      ------------    -----------

Balances at December 31, 1999             (Ps438,031)      Ps1,332,200      Ps 2,036,708    Ps3,368,908
                                           =========       ===========      ============    ===========

The accompanying notes are an integral part of these consolidated financial statements.

                     COMUNICACIONES AVANZADAS, S. A DE C. V.
                                AND SUBSIDIARIES

            CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION

                   Thousands of Mexican pesos of December 31,
                              1999 purchasing power

                                                                          Year ended December 31,
                                                                          -----------------------
Operations:                                                      1997               1998               1999
----------                                                       ----               ----               ----

Income (loss) before extraordinary items                      Ps   997,079       (Ps  548,028)   (Ps   233,111)
Charges to income not affecting resources:
Gain on sale of subsidiaries                                      (117,312)                            (34,542)
Amortization of concessions and goodwill                           446,766            462,892          202,820
Depreciation                                                       279,693            425,044          431,127
Net change in accounts receivable, inventories,
exhibition rights, related parties, accounts payable
and accrued expenses                                            (2,182,849)           (95,496)      (1,494,132)
Advertising advances                                               801,272         (1,132,503)         496,494
Unefon advertising advance                                                                           1,890,667
                                                              ------------        -----------     ------------

Resources provided by (used in) operations
before extraordinary items                                         224,649           (888,091)       1,259,323
Income tax benefit from utilization of prior
years' tax loss carryforwards                                      298,343            111,062           73,993
Other extraordinary items

Resources provided by (used in) operations                         522,992           (777,029)       1,333,316
                                                              ------------        -----------     ------------

Financing:
---------

Capital stock decrease                                            (148,759)
Senior notes                                                     7,307,745            259,075       (1,106,820)
Bank loans - Net                                                (2,755,731)           398,458          242,940
Promissory notes - Net                                              (4,574)           (15,523)         (17,315)
Adjustment in minority interest from repurchase,
valuation and options of shares of TV Azteca
subsidiary                                                                            (88,061)          (6,768)
Effect relating to capital stock increase and premium
on issuance of capital stock of TV Azteca, S. A. de
C. V. (TVA) subsidiary                                                                                 950,681
Dividends of subsidiaries paid to minority
stockholders                                                    (1,152,013)           (19,352)         (21,951)
                                                              ------------        -----------     ------------

Resources provided by financing activities                       3,246,668            534,597           40,767
                                                              ------------       ------------     ------------

Investment:
----------

Acquisition of property, machinery and
equipment - Net                                                 (1,678,805)          (540,269)        (164,595)
Deferred costs related to the acquisition of
subsidiaries' shares
Restricted cash, cash equivalents and pledged securities          (727,926)           139,276          451,938
Investment in Unefon                                                                                (1,853,196)
Disposition (acquisition) of shares                                 58,608            (13,083)          10,094
                                                              ------------       ------------     ------------

Resources used in investment activities                         (2,348,123)          (414,076)      (1,555,759)
                                                              ------------       ------------     ------------

Increase (decrease) in cash and cash equivalents                 1,421,537           (656,508)        (181,676)
Cash and cash equivalents at beginning of year                     419,386          1,840,923        1,184,415
                                                              ------------       ------------     ------------

Cash and cash equivalents at end of year                      Ps 1,840,923       Ps 1,184,415     Ps 1,002,739
                                                              ============       ============     ============


The accompanying notes are an integral part of these consolidated financial statements.

                     COMUNICACIONES AVANZADAS, S. A DE C. V.
                                AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                        DECEMBER 31, 1997, 1998 AND 1999

        (monetary amounts expressed in thousands of Mexican pesos (Ps) of December 31, 1999 purchasing power, except exchange rates)

NOTE 1 - THE COMPANY AND GROUP STRUCTURE:
----------------------------------------

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

The subsidiaries which comprised the consolidated group as of December 31, 1996 included Azteca, Radiotelevisora del Centro, S. A. (RTC), TV Azteca, S. A. de C.
V. (TV Azteca) and Grupo COTSA, S. A. de C. V. (COTSA). As of December 31, 1996, Azteca owned 50% of RTC's ordinary voting capital stock (and the Company's controlling shareholder, Ricardo Salinas, owned 1% of RTC's ordinary voting capital stock) and also directly owned 24% and 27% of TV Azteca's and COTSA's capital stock in the form of limited voting right Series "N" shares. RTC directly owned 100% of TV Azteca's and COTSA's Series "A" shares, which represented in the aggregate approximately 49% and 43%, respectively, of TV Azteca's and COTSA's outstanding capital stock, and the Series "N" shares represented the remainder.

Pursuant to the terms of the privatization mentioned above, a portion of the voting shares of all companies that directly or indirectly own the privatized businesses was deposited in a trust administered by Nacional Financiera, S. N.
C. (the "Nafin Trust"). As of December 31, 1997, 100% of TV Azteca's and COTSA's Series "A" shares, 51% of the capital stock of TV Azteca's and COTSA's subsidiaries at the time of privatization, and 100% of the capital stock of Azteca were held in the Nafin Trust. Under the terms of the Nafin Trust, these shares could not be removed without the government's approval until July 1998. This mechanism was conceived to prevent Azteca from selling control of TV Azteca and COTSA within five years of the privatization without the government's approval.

On July 17, 1997, an amendment to TV Azteca's by-laws was approved at a General Extraordinary Stockholders' Meeting of TV Azteca, pursuant to which each of the three outstanding Series "N" shares were converted into a CPO consisting of one Series "A" share, one Series "D-A" share and one Series "D-L" share. This recapitalization became effective concurrently with the consummation of TV Azteca's initial public offering (the TV Azteca IPO). At such meeting the stockholders also approved the issuance by TV Azteca of up to 12,670 thousand CPOs in the TV Azteca IPO. On August 20, 1997, TV Azteca made an initial public offering of its capital stock in the form of approximately 115 million CPOs sold by TV Azteca and certain stockholders of TV Azteca. Simultaneous with the TV Azteca IPO, the capital stock of COTSA owned by RTC was spun-off to a newly-created entity, RTC-Cines, S. A. de C. V. (RTC-Cines), also a subsidiary of Azteca, and RTC was merged into TV Azteca. Between July, 1997 and October, 1997, a wholly-owned subsidiary of COTSA purchased 50.4% of the capital stock of COTSA. Azteca now owns, directly, 54% of the capital stock of TV Azteca and, directly or indirectly through RTC-Cines, 99% of the capital stock of COTSA. Also, in connection with the TV Azteca IPO: (i) the Nafin Trust, mentioned above, was amended to allow less than all of TV Azteca's Series "A" shares to be held in the Nafin Trust, provided that at least a majority of the Series "A" shares were held in the Nafin Trust, and (ii) the Bursamex Group's refund rights were proportionately reduced (by approximately 43%) to reflect the CPOs sold by the Bursamex Group.

The Nafin Trust terminated in July 1998 and the above mentioned shares were returned to the Company.

In May 1999 TV Azteca sold its interest in Compania Chilena de Television, S.A. for US$12,100 and recognized a gain of US$3,626 (Ps34,542).

The financial statements of the subsidiaries residing abroad included in the consolidation are translated in conformity with the requirements of Statement B-15 issued by the Accounting Principles Commission of the Mexican Institute of Public Accountants. The translation effect was not significant.

NOTE 2 - ACCOUNTING FOR EFFECTS OF INFLATION:
--------------------------------------------

The consolidated financial statements have been prepared in accordance with generally accepted accounting principles as promulgated by the Mexican Institute of Public Accountants (MIPA). The recognition of the effects of inflation on the financial information is in accordance with the following rules:

    - Inventories, property, machinery and equipment of Mexican origin, television concessions, exhibition rights of Mexican origin, deferred charges and other non-monetary assets and liabilities are restated by applying factors derived from the National Consumer Price Index (NCPI), issued by the Banco de Mexico.

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

    - All consolidated financial statements presented are expressed in constant pesos of purchasing power as of December 31, 1999.

The NCPI used to recognize the effects of inflation in the financial statements were 231.886, 275.038 and 308.919 as of December 31, 1997, 1998 and 1999,
respectively.

NOTE 3 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:
---------------------------------------------------

The significant accounting policies are summarized below:

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

d. Barter transactions -

Barter transactions represent non-cash transactions in which TV Azteca sells advertising time to a third-party or related party in return for assets or services. These transactions are accounted for on the basis of the fair market value of the assets or services specified in the barter contracts. During the years ended December 31, 1997, 1998 and 1999, net revenue derived from barter transactions amounted to Ps544,732, Ps501,609 and Ps271,445, respectively.

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

In 1999, TV Azteca cancelled Ps283,148 of exhibition rights that were not expected to be used prior to their expiration (see Note 16)

At December 31, 1997, 1998 and 1999 the allowance for unused exhibition rights amounted to Ps9,324, Ps68,462 and Ps68,572, respectively, which represents management's estimate of exhibition rights which were not expected to be used prior to their expiration.

Exhibition rights at December 31, 1998 and 1999 also include Ps233,202 and Ps196,354, respectively, associated with internally produced programming. Costs of internally produced programming are expensed when the programs are initially aired, except in the case of the telenovelas, where the costs are amortized over a maximum period of four years.

f. Inventories and costs -

Inventories of merchandise, materials and spare parts, and their related costs, are stated at average costs and are restated by using factors derived from the NCPI.

g. Property, machinery and equipment -

Property, machinery and equipment acquired through December 31, 1996 and the related depreciation were stated at net replacement cost determined on the basis of appraisals performed by independent appraisers. Property, machinery and equipment acquired on or after January 1, 1997 are initially stated at cost. Both the replacement costs of assets of Mexican origin acquired through December 31, 1996 and the cost of assets of Mexican origin acquired on or after January 1, 1997 are restated by applying factors derived from the NCPI. Assets of non-Mexican origin acquired through December 31, 1996 and thereafter are restated on the basis of the devaluation of the Mexican peso against the foreign currency and by applying inflation factors of the countries in which they originate.

Depreciation was calculated by the straight-line method, based on the estimated useful lives of the Company's net fixed assets as estimated by the Company.

h. Investment in shares -

Investments in affiliates are recorded by the equity method and included in the balance sheet as other assets. TV Azteca owns 50% of the voting shares of Unefon, S. A. de C. V. (Unefon) and has the ability to exercise significant influence over, but not control, of Unefon. Accordingly, the TV Azteca's investment in Unefon is accounted for by the equity method and is presented in the balance sheet as investment in Unefon.

i. Goodwill -

The excess of cost over the book value of subsidiaries acquired in 1998 and prior years is amortized using the straight-line method over 20 years and restated by applying factors derived from the NCPI to its historical cost. Amortization expense for the years ended December 31, 1997, 1998 and 1999 amounted to Ps41,541, Ps62,450 and Ps101,109, respectively. The Company periodically reviews the realization of its intangible assets based on estimated gross future cash flows from its operations. To date there has been no indication that such recorded amounts will not be realized from future operations.

j. Negative goodwill -

In 1994, TV Azteca received a total of Ps240,870 (Ps78,157 nominal) from the Mexican government as settlement for disputed amounts received from the government in connection with the privatization process. Such amounts were recorded as negative goodwill which will be amortized over a period of five years. Amortization income for the year ended December 31, 1997 amounted to and Ps23,640. The negative goodwill was eliminated when RTC was merged into TV Azteca on July 17, 1997.

k. Television concessions -

The aggregate value of the television concessions was determined based on the excess of the purchase price paid for the assets of TV Azteca over their book value at the time of privatization. Until the end of 1998 television concessions were amortized by the straight-line method over the relevant concession periods then in existence.


Effective January 1, 1999, TV Azteca changed the amortization periods for its television concessions. The new amortization periods for the concessions reflect the recent renewal of a concession as well as the long-term nature of TV Azteca's recently completed Tower Agreement with American Tower Corporation
(ATC) (see Note 10) for the commercialization of unused space on its transmission tower that are subject to the television concessions. The amortization periods of TV Azteca's television concessions are shown below:

Prior amortization period                     Current amortization period

July 2, 1989 to July 2, 1999                  July 2, 1989 to June 30, 2033

April 29 and September 29, 1991 to            April 29 and September 29, 1991 to
April 29 and September 29, 2006               June 30, 2033

May 10, 1993 to May 9, 2008                   May 10, 1993, to June 30, 2033

Amortization expense for the years ended December 31, 1997, 1998 and 1999 amounted to Ps398,118, Ps400,442 and Ps97,892, respectively. The difference between the charge for amortization in 1999 and that for 1998 is due to the above-mentioned change in amortization rates.

l. Labor benefits -

Seniority premiums to which employees are entitled upon termination of employment after seven years of service are expensed in the years in which the services are rendered. The related obligation is determined in accordance with Statement D-3 "Labor Obligations", issued by the MIPA based on actuarial studies. See Note 12.

Other compensation based on length of service, to which employees may be entitled in the event of dismissal or death, in accordance with the Federal Labor Law, is charged to income in the year in which it becomes payable.

m. Income tax and employees' profit sharing -

Income tax and employees' profit sharing are recorded using interperiod allocation procedures under the partial liability method. Under this method, the effect on income tax and employees' profit sharing of non-recurring timing differences between taxable income and financial pretax income which are expected to reverse in an identifiable time period is recorded as deferred income tax. As of December 31, 1997, 1998 and 1999 there were no timing differences that require the recognition of deferred income taxes.

Starting on January 1, 2000, the Company will adopt the provisions of revised Statement D-4 "Accounting Treatment of Income Tax, Asset Tax and Employees' Profit Sharing". This statement significantly changes the accounting treatment for income tax, eliminating the previous approach, known as the partial liability method, and replacing it with the integral asset and liability approach. Under this method, deferred tax assets or liabilities are recognized, in principle, for all differences between the book value and the tax value of assets and liabilities.

In accordance with this statement, the cumulative effect as of January 1, 2000 will be charged directly to stockholders' equity. The Company estimates that the adoption of this statement will require the recognition of a net deferred tax liability of approximately Ps107,605 and a net charge to majority stockholders' equity in the same amount.

The principal temporary items that give rise to the recording to deferred taxes are as follows:

Inventories                                                    Ps      959,582
Property, machinery and equipment - Net                                841,555
Allowance for bad debts                                               (114,981)
Cost related to the issuance of guaranteed senior notes                159,137
Payment to Corporacion de Noticias e Informacion,
S. A. de C. V.                                                         173,004
Television concessions                                                 236,811
Advertising advances                                                  (585,695)
Tax loss carry forwards                                               (951,228)
Other                                                                   80,505
                                                               ---------------

Tax base                                                       Ps      798,690

Applicable income tax rate                                                 35%
                                                               ---------------

Estimated effect as of January 1, 2000                         Ps      279,541
                                                               ===============

Estimated effect as of January 1, 2000
Applicable to majority stockholders                            Ps      107,605
                                                               ===============

n. Net revenue -
   -----------

Net revenue includes revenue from advertisers less sales commissions payable and revenue from movie theaters. During the years ended December 31, 1997, 1998 and 1999 sales commissions payable amounted to Ps146,059, Ps166,646 and Ps227,208, respectively.

o. Advertising advances -

TV Azteca enters into two principal types of advance advertising agreements with clients. The Azteca plan generally requires advertisers to pay in full within four months of the date in which they sign the advertising agreements. The Mexican plan allows clients to pay for advertising in installments, which are generally supported by promissory notes, over the period during which the advertising is aired. TV Azteca records cash or other assets received, and the amounts due, and its obligation to deliver advertising under both types of advance advertising agreements when the contracts are signed. The amounts represented by such advertising advances are credited to net revenue as the contracted advertising is aired. Such obligations with respect of advertising advances are considered non-monetary liabilities and are restated by applying factors derived from the NCPI.

p. Use of estimates -

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements. Actual results could differ from those estimates.

q. Stock option plan for employees -

Stock options granted to TV Azteca employees are given effect when the options are exercised by crediting paid-in capital stock.

r. Derivative financial instruments -

The Company recognizes on its balance sheet as assets or liabilities at fair value all of its contractual rights and obligations, under derivative financial instruments to which the Company is a party. See Note 5.

s. Deferred costs

Deferred costs relate primarily to the issuance of TV Azteca Notes and Senior Secured Notes and are amortized over the life of the notes. See Notes 8 and 10.

NOTE 4 - FOREIGN CURRENCY POSITION:

Monetary amounts in this note are expressed in thousands of US dollars (US$) except exchange rates, since this is the currency in which most of the Company's foreign currency transactions are carried out.

In December 1994, the Mexican government devalued the peso and allowed it to float freely in the foreign exchange market. Since that time, the fluctuations in the foreign exchange market have continued and at December 31, 1999, the exchange rate used by the Company for financial purposes was Ps9.48 per dollar (Ps9.93 and Ps8.07 at December 31, 1998 and 1997, respectively). As a result the Company had exchange (losses) an income-net of (Ps154,329), (Ps1,583,601) and Ps355,085 during the years ended December 31, 1997, 1998 and 1999, respectively, which are shown as a component of comprehensive financing (cost) income.

At March 31, 2000, date of issuance of the consolidated financial statements, the exchange rate was Ps9.00 per dollar.

At December 31, 1998 and 1999, CASA and subsidiaries had monetary assets and liabilities denominated in foreign currencies as shown below:

                                                  December 31,
                                                  ------------
                                       1998                          1999
                                       ----                          ----


Assets                           US$     162,619                US$    339,093
Liabilities                             (921,290)                     (971,192)
                                 ---------------                --------------

Net short position              (US$     758,671)              (US$    632,099)
                                 ===============                ==============

At December 31, 1998 and 1999, CASA and subsidiaries had no hedge contracts for protection against foreign exchange risks.

NOTE 5 - OPERATIONS WITH DERIVATIVE FINANCIAL INSTRUMENTS:

a. Debt -

At December 31, 1998 Azteca held an investment in a swap whose return was based on the difference in price between a basket of bonds issued by several Latin American companies and United States Treasury bonds. The notional value of investment reached US$30,000, and the swap's original maturity was from April 16, 1998 to April 16, 1999. This investment required initial collateral of US$10,500 (Ps116,782) and, due to the adverse variations in the prices of these instruments, TV Azteca was required to increase the amount of collateral to US$12,181 (Ps135,478). At December 31, 1998 TV Azteca recorded a charge to results in the amount of Ps135,478, accounted for as a component of the Company's comprehensive financing cost, as a result of changes in the market value of this investment.

On January 15, 1999 Azteca decided to restructure the aforementioned investment making it an investment whose return was based solely on the prices of a basket of Latin American bonds. As a term of the restructuring, TV Azteca was required to pay US$15 million, and to maintain the initial collateral of US$10,500. On May 28, 1999 TV Azteca concluded this operation with derivative financial instruments, which resulted in an incremental loss in 1999 of US$3,475 (Ps49,447), and the return of the initial collateral of US$10,500.

b. Capital -

During 1998 and 1999 Azteca purchased and sold options on TV Azteca CPO's and ADR's and Grupo Elektra, S. A. de C. V. (Elektra) ADR's. The aforementioned transactions are listed below:




   Position
    in the          Type of           Underlying       Notional         Exercise         Maturity
  operation        Operation           security         value            price             date
--------------------------------------------------------------------------------------------------------
     Sell        European Put          TV Azteca       US$    4,605    US$   17.50   Second half of 1999

--------------------------------------------------------------------------------------------------------

     Sell        European Put          TV Azteca       Ps   163,492    Ps     8.89   Second half of 1999
                                       CPO's

--------------------------------------------------------------------------------------------------------

      Buy        European Cap Call     Elektra ADR's   US$    9,191    US$    8.49   May and June of
                                                                                     1999

--------------------------------------------------------------------------------------------------------

      Buy        European Cap Call     TV Azteca       US$   80,000    US$   15.96   Expired in 1998
                                       ADR's                                          without being
                                                                                         exercised
--------------------------------------------------------------------------------------------------------


The decline in market value of the European Put options resulted in a loss of Ps31,451 during 1998 and a loss of Ps59,323 in 1999. These amounts were recognized as a charge to TV Azteca stockholders' equity reducing the premium on the issuance of capital stock.


    TV Azteca recognized a charge to 1998 results from the European Cap Call on Elektra ADR's in the amount of US$444 (Ps4,937), accounted for as a component of the Company's comprehensive financing cost. Additionally, in 1998, the premium paid by TV Azteca for the European Cap Call on its own ADR's was recognized as a charge to TV Azteca stockholders' equity by reducing the premium on the issuance of capital stock in the amount of US$6,666 (Ps74,147).

    c. Bancrecer

    In November 1996, TV Azteca entered into a two year advertising contract with Bancrecer, S. A. ("Bancrecer") in the amount of Ps.119 million. In exchange for advertising, Bancrecer issued to TV Azteca 2.6% of its publicly-traded stock. During the year ended December 31, 1999, TV Azteca recognized a charge to results of operations of Ps20,000 (Ps87,000 in 1998), accounted for as a component of TV Azteca's comprehensive financing cost, due to the decline in the market value of the aforementioned investment.


NOTE 6 - ACCOUNTS RECEIVABLE:

                                                   December 31,
                                                   ------------
                                           1998                    1999
                                           ----                    ----

Amounts due from advertisers          Ps    3,194,128         Ps   2,986,471
Recoverable taxes                             138,473                 77,222
Prepaid expenses                               57,278                 37,877
Other accounts receivable                     201,336                250,125
                                      ---------------         --------------

                                            3,591,215              3,351,695

Allowance for bad debts                       (56,551)              (114,981)
                                      ---------------         --------------

                                      Ps    3,534,664         Ps   3,236,714
                                      ===============         ==============

Amounts due from barter transactions included in amounts due from advertisers amounted to Ps347,638 and Ps349,549 as of December 31, 1998 and 1999, respectively.

NOTE 7 - PROPERTY, MACHINERY AND EQUIPMENT:

                                                     December 31,
                                                     ------------                       Annual
                                                                                     depreciation
                                               1998                1999                  rates
                                               ----                ----                  -----

Buildings                                 Ps   2,240,129       Ps   2,260,214             5%
Machinery and operating equipment              2,542,091            2,243,057         4% and 16%

Furniture and office equipment                   142,999              158,202         7% and 10%
Transportation equipment                         180,605              197,696             20%
Other fixed assets                               300,561              353,066         18% and 25%
                                          --------------       --------------

                                               5,406,385            5,212,235
Accumulated depreciation                      (2,731,092)          (2,975,300)
                                          --------------       --------------

                                               2,675,293            2,236,935
Land                                             887,493              901,480
Construction in progress                          56,651               25,453
                                          --------------       --------------

                                          Ps   3,619,437       Ps   3,163,868
                                          ==============       ==============

NOTE 8 - OTHER ASSETS:

                                                         December 31,
                                                         ------------

                                                    1998              1999
                                                    ----              ----

Investment in affiliates                        Ps    67,642     Ps       53,092
Deferred costs related to the issuance of
TV Azteca Notes and Senior Secured
Notes - Net                                          191,721             159,134
Advances to Corporacion de Noticias e
Informacion, S. A. de C. V.                           95,193             173,004
Other assets                                         100,180             145,993
                                                ------------     ---------------

                                                Ps   454,736     Ps      531,223
                                                ============     ===============

Investment in Unefon                                             Ps    1,853,196
                                                                 ===============

Corporacion de Noticias e Informacion, S. A. de C. V. (CNI)

On December 10, 1998, TV Azteca and a subsidiary signed a Joint Venture agreement with CNI (the owner of the concession for UHF Channel 40 in Mexico
City), and Televisora del Valle de Mexico, S. A. de C. V. (TVM) with the following terms:

1. TV Azteca will provide advisory services to TVM and CNI regarding television operations of Channel 40 for a period of 10 years or until the expiration o TVM's television concession, whichever is shorter.

2. Under a Programming, Promotion and Commercialization Agreement with TVM, CNI will cede TV Azteca the rights and obligations, originally established in favor of CNI, to program and operate Channel 40. TV Azteca agreed to pay to CNI 50% of the joint venture's earnings before interest, taxes, depreciation and amortization (EBITDA) on a quarterly basis, with an advance payment of US$15,000 which will be applied against future EBITDA generated from the operation of Channel 40, over a maximum period of ten years. At December 31, 1999 TV Azteca has made advances of US$15,000 (US$8,375 at December 31,
    1998).

3. TV Azteca has provided a US$10,000 credit facility in favor of CNI for a period of ten years with a grace period for the payment of principal and interest of three years. The interest, will accrue and the annual interest rate will be determined based on the maximum interest rate paid by TV Azteca plus 25 basis points. As security for the loan, 51% of the capital stock of TVM owned by Mr. Javier Moreno Valle was pledged as collateral. At March 31, 2000, date of these financial statements, CNI had drawn down US$6,500 under this credit facility.

4. Under a purchase option contract, TV Azteca may acquire up to 51% of the capital stock of TVM beginning in November 2002. The sale price of the capital stock will be based on a valuation of 100% of the stock of TVM equal to the greater of US$100,000 (which amount increases gradually over time) and ten times the EBITDA of the 12 months preceding the exercise of the purchase option. This contract also gives Mr. Javier Moreno Valle S. and Mr. Hernan Cabalceta Vara the right to put their CNI capital stock to TV Azteca for the same purchase price per share under certain circumstances.

    5. TV Azteca will determine all Channel 40 programming except for 16 and one-half hours per week that will be made up of CNI-determined programming. In return for the transmission rights of this CNI-determined programming through Channel 40, TV Azteca will pay CNI, during the first year, US$5.0 for each 60 minute program or its equivalent broadcast and, after the second year, US$1.65 for each rating point generated by the broadcast of CNI-determined programming on Channel 40. During 1998 and 1999, US$428 (Ps4,814) and US$1,727 (Ps17,188), respectively, were paid for these services.

6. To improve the efficiency of Channel 40' operations, TV Azteca has agreed to provide accounting, administrative, computer, technical or any other advice that will improve the operations and administration of Channel 40.

Unefon

On May 14, 1999 TV Azteca signed an agreement (stockholders' agreement) with Ricardo Salinas Pliego and Moises Saba Masri to invest in Unefon and its subsidiaries. Unefon is a telecommunications company that is in the process of setting up a fixed digital wireless network designed to provide local telephone service in Mexico. The stockholders' agreement establishes that Unefon must be operated and managed as a joint venture, initially between Ricardo Salinas and Moises Saba. The agreement requires each of Ricardo Salinas and Moises Saba to contribute US$186.5 million to Unefon's capital, for a total of US$373 million in capital stock. These capital contributions to Unefon were completed on June 15, 1999.

Before signing the stockholders' agreement, Ricardo Salinas made a contribution to Unefon's capital of approximately US$88.6 million, through Corporacion RBS,
S. A. de C. V. (CRBS) (a company controlled by him), which was used to make an advance payment to the Mexican government for the acquisition of wireless concessions and for pre-operating expenses. Mr. Salinas made the balance of the contribution required by the stockholders' agreement with funds borrowed from the Company, a holding company controlled by Mr. Salinas. The Company obtained part of the funds for this loan from the sale of 218 million of the CPOs of TV Azteca owned by the Company to a group of private Mexican investors. The Company obtained the remaining funds for the loan from the sale by the Company of 44 million TV Azteca CPO's to the Company's wholly-owned subsidiary, Compania Operadora de Teatros, S. A. de C. V.


On October 28, 1999 TV Azteca acquired Ricardo Salinas' interest in Unefon at cost (including financial costs) of US$189,793 and funded through (i) proceeds from the issuance of shares (as described below); (ii) the payment of US$35,108 in cash and (iii) the cancellation of debts of US$43,067 owed to TV Azteca by CRBS, a company controlled by Ricardo Salinas.

At the extraordinary stockholders' meeting held on June 10, 1999, the stockholders agreed to increase TV Azteca's capital stock by up to Ps1,500 million. TV Azteca offered the new shares to the Company, to Mexican investors and to qualified institutional buyers in an offering of preferential rights, under which current stockholders had until July 2, 1999 to purchase a portion of the capital stock increase in proportion to their interest in the shares of TV Azteca at June 11, 1999.

At December 31, 1999 Unefon had not yet commenced operations.

Dataflux, S. A. de C. V. (Dataflux)

TV Azteca had an investment in Dataflux, a related party, which was sold on December 31, 1997 resulting in a gain of Ps117,312 which was accounted for as other income in the results of operations for 1997.

Todito.com, S. A. de C. V. (Todito)

The Board of Directors of TV Azteca, in its meeting held on February 9, 2000, approved an investment in Todito for US$100,000. In exchange, TV Azteca will receive 50% of the capital stock of Todito. TV Azteca will pay for the Todito capital stock with advertising, programming and services. TV Azteca is currently negotiating the corresponding agreements with Todito.

Todito operates the Internet commerce site "Todito.com" that was launched in August 1999. Todito's website brings e-commerce and other services to Mexico and the Hispanic population in the United States and Canada.

NOTE 9 - BALANCES AND TRANSACTIONS WITH RELATED PARTIES:


The Company had the following amounts due from and payable to related parties:

                                                                     December 31,
                                                                     ------------
                                                               1998                   1999
                                                               ----                   ----
Accounts receivable:
-------------------

Unefon, S. A. de C. V.                                      Ps    78,002
Corporacion RBS, S. A. de C. V.                                                  Ps   307,118
Corporacion de Medios de Comunicacion, S. A. de C. V.                                 115,752
Corporacion de Comunicaciones, S. A. de C. V.                     37,629               16,835
Club Atletico Morelia, S. A. de C. V.                             36,591               84,127
Other                                                             73,933               88,131
                                                            ------------         ------------

                                                            Ps   226,155         Ps   611,963
                                                            ============         ============

Accounts payable:
----------------

Corporacion RBS, S. A. de C. V.                            (Ps    43,623)
Elektra Comercial, S. A. de C. V.                                (32,230)       (Ps    17,491)
Inmuebles Ardoma, S. A. de C.V.                                                      (133,207)
Other                                                            (31,665)             (31,284)
                                                            ------------         ------------

                                                           (Ps   107,518)       (Ps   181,982)
                                                            ============         ============


In addition to the amounts due from and due to related parties shown above, TV Azteca recorded an accounts receivable of Ps1,898,000 from Unefon at December 31, 1999, as a result of an advertising agreement described below.

At a General Stockholders' Meeting of Compania Operadora de Teatros, S. A. de C.
V. (Teatros), a wholly-owned subsidiary of Grupo COTSA, held on September 30, 1999, Teatros' stockholders approved the transfer of certain assets and liabilities to two new subsidiaries of Grupo COTSA, Alternativas Cotsa, S. A. de
C. V. and Inmobiliaria Cotsa, S. A. de C. V. Pursuant to Mexican law, this transaction is subject to certain registration and publication requirements.

In a General Stockholders' Meeting held on October 1, 1999, Teatros' stockholders approved an increase in capital and the acquisition by Inmuebles Ardoma, S. A. de C. V. (Ardoma), a subsidiary of Grupo Elektra, S. A. de C. V., of 71% of the capital stock of Teatros in exchange for capitalizing approximately Ps324.9 million in advances previously made by Ardoma to Teatros. The gain or loss from this transaction will not be material.

The principal transactions with related parties are as follows:

Advertising revenue

Revenue from airing advertising for related parties amounted to Ps40,067, Ps50,771 and Ps91,351 during the years ended December 31, 1997, 1998 and 1999, respectively.

Advertising contracts

In March 1996, TV Azteca entered into a Television Advertising Time Agreement with Elektra under which Elektra (or any company in which Elektra has an equity interest) has the right to not less than 300 advertising spots per week for a period of 10 years, each spot for a 20 second duration, totaling 5,200 minutes annually, but only in otherwise unsold airtime. In exchange for the television advertising airtime TV Azteca will receive US$1,500 per year. The agreement may not be terminated by TV Azteca but may be terminated by Elektra, which may also transfer its rights under this agreement to third parties.

On December 22, 1998, TV Azteca entered into another Television Advertising Time Agreement with Elektra (the "Prime Airtime Agreement"). Under this agreement, TV Azteca agreed to air commercial spots for Elektra at discounted rates based on the gross rating points assigned to the airtime chosen by Elektra for each commercial spot. At least 60% of the commercial spots must be aired on "stellar" airtime (from 7:00 p.m. to midnight) and half of this 60% of all commercial spots must be aired on "prime" airtime (from 9:00 p.m. to 11:00 p.m.). The remaining 40% may be aired on any other airtime. Under the Prime Airtime Agreement, Elektra determines each year how much airtime to purchase from TV Azteca. In 1999, Elektra purchased US$4,000. The Prime Airtime Agreement was executed for a term of five years and may not be terminated by Elektra. However, it may be terminated by TV Azteca upon at least 15 days' notice. Elektra's rights under this agreement may not be transferred to third parties.

Effective September 30, 1996, TV Azteca entered into a Television Advertising Time Agreement with a wholly-owned subsidiary of COTSA (the "COTSA Advertising Agreement") under which COTSA or any of COTSA's subsidiaries has the right to 42 commercials per week on Channel 7 or 13 for a period of 10 years, each spot with 20 seconds average duration, totaling 782 minutes each year, but only in otherwise unsold airtime. In exchange for the advertising time, COTSA has agreed to pay TV Azteca US$210 each year. The COTSA Advertising Agreement may not be terminated by TV Azteca; however, it may be terminated by COTSA at any time upon at least 90 days' notice.

Effective September 30, 1996, TV Azteca entered into a Television Advertising Time Agreement with Nueva Icacos, S. A. de C. V. ("Nueva Icacos"), a company that operates a Hyatt hotel in Acapulco (the "Nueva Icacos Advertising Agreement"). Under the Nueva Icacos Advertising Agreement, Nueva Icacos has the right to 14 advertising spots per week on Channel 7 or 13 for a period of 10 years, each spot with 20 seconds average duration, totaling 235 minutes each year, but only in otherwise unsold airtime. In exchange for the advertising time, Nueva Icacos has agreed to pay US$68 annually, payable in advance each year. The Nueva Icacos Advertising Agreement may not be terminated by TV Azteca; however, it may be terminated by Nueva Icacos at any time upon at least 90 days' notice. Effective September 30, 1996, TV Azteca entered into a Television Advertising Time Agreement with Dataflux (the "Dataflux Advertising Agreement") under which Dataflux or any of its subsidiaries has the right to 480 advertising spots per month on Channel 7 or 13 for a period of 10 years, each spot with 30 seconds average duration, totaling 2,880 minutes each year, but only in otherwise unsold airtime. In exchange for the advertising time, Dataflux has agreed to pay TV Azteca US$831 annually, payable in advance each year. The Dataflux Advertising Agreement may not be terminated by TV Azteca; however, it may be terminated by Dataflux at any time upon at least 90 days' notice.

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

On June 30, 1998, TV Azteca signed an advertising agreement with Unefon (Unefon advertising agreement), which was amended on October 15, 1999. Under the terms of agreement, Unefon has the right to advertising spots on Channels 13 and 7 and their national networks, as well as any other open television channel operated or commercialized by TV Azteca, either directly or indirectly through its affiliates or subsidiaries. The advertising spots that are the subject of the Unefon advertising agreement will total 120,000 GRPs (a GRP is a Gross Rating Point-Minute, which is the number of ratings points the broadcast of 60-second commercial or proportional fraction thereof) over a ten-year period.

Each year during the term of the agreement, Unefon will be able to make use of up to 35,000 GRPs. Unefon must submit a request for air time, specifying dates and hours of show-time, to TV Azteca in advance.

Unefon is obligated to make use of 100% of the GRPs over a period of ten years. Any balance remaining after ten years will be automatically cancelled and TV Azteca will have no further obligations to Unefon. Unefon will pay TV Azteca a total of US$200,000 for the advertising services in installments as advertising is aired. These payments will be made by Unefon in quarterly installments of 3% of Unefon's gross revenues for billed telephone services in each quarter. The agreement provides that Unefon may defer making payments until the third year of the agreement. Moreover, Unefon will pay interest on any advertising aired but still unpaid, at the rate per annum of the average annual CPP (Costo Porcentual Promedio de Captacion) plus three points. Upon conclusion of the ten-year period, any balance of the US$200,000 that remains outstanding will be paid by Unefon in installments on a quarterly basis. At December 31, 1999, TV Azteca had recorded an accounts receivable and a corresponding advertising advance pursuant to this agreement.

Interest expense

During the years ended December 31, 1997, 1998 and 1999, Azteca received short-term loans from related parties. Interest expense incurred under these arrangements amounted to Ps39,162, Ps112 and Ps10,841, respectively.

Interest income

During the years ended December 31, 1997, 1998 and 1999 TV Azteca extended short-term loans to certain related parties. Interest income under these arrangements amounted to Ps4,274, Ps16,757 and Ps15,874, respectively.

Donations

In the years ended December 31, 1997 and 1998 Azteca made donations to a non-profit organization managed by a related party of Ps64,422 and Ps89,097, respectively. The related party has permission from tax authorities to collect donations and issue the corresponding receipts.

Loan granted to stockholder

On January 26, 1999, TV Azteca lent US$40,000 to its principal shareholder, Mr Ricardo Salinas, secured by approximately 192 million of TV Azteca's CPOs held by the Company. The loan was subject to interest at an annual rate of 12% and was repaid in its entirety, including accrued interest, on March 26, 1999.

TV Azteca made a US$40,000 loan to Corporacion RBS, S. A. de C. V., a company controlled by Mr. Ricardo Salinas, on April 15, 1999, subject to a 12% annual interest rate and guaranteed by approximately 192 million of TV Azteca's CPOs held by the Company. This loan was cancelled as part of the consideration for TV Azteca's purchase from Mr. Salinas of his interest in Unefon (See Note 7).

On December 23, 1999, three loans were granted to Mr. Salinas for on aggregate amount of US$2,367 with terms of one year. The Company made loans to Mr. Salinas of Ps49,416 and US$2,000 in 1998 and Ps18,658 in 1997. In connection with the two loans granted in 1998, the Ps49,416 loan was paid in full on the same day it was made, and at December 31, 1998 the outstanding balance was US$2,000. The 1997 loan was paid on December 31, 1997. Two of the loans granted in 1999 bore interest at the rate of 12% on the other one bore interest at the rate of 11.05%, the 1998 loans bore interest at the rates of 35.10% and 11.05%, respectively, and the 1997 loan bore interest at a rate of 20%.

Building leasing income

In May 1998, TV Azteca signed a building lease agreement with Operadora Unefon,
S. A. de C. V. (Ounefon) (formerly Sistemas Profesionales de Comunicacion, S. A. de C. V.), a related party. The lease has a term of ten years, starting June 1998 with a one-time right to renew for an additional ten years upon notice of at least 180 days prior to expiration. The rent under the lease is Ps1,681 a month, payable in advance each month. During the years ended December 31, 1998 and 1999 the aggregate lease income received by TV Azteca amounted to Ps12,125 and Ps20,566, respectively.

In 1999, Teatros signed several building lease agreements with Grupo Elektra, S.
A. de C. V. and Hecali, S. A. de C. V., related parties. Most of the leases have a term of one year, starting January 1, 1999. The rents under lease agreements are for different amounts, payable in advance each month. During the year ended December 31, 1999 the aggregate lease income received by Teatros amounted to Ps29,748.

NOTE 10 - SHORT-TERM AND LONG-TERM BANK LOANS:

At December 31, 1998 and 1999 short-term debt for equipment financing amounted to Ps314,611, and Ps673,095, respectively, representing unsecured loans in US dollars with Mexican and foreign banks, with an average interest rate of 12.50% and 9.14% at December 31, 1998 and 1999, respectively.

Long-term bank loans are analyzed as follows:

                                                     December 31,
                                                     ------------

                                              1998                   1999
                                              ----                   ----


Building and equipment financing        Ps    1,275,971        Ps       590,427
Loan from ATC                                                           570,000
Less-current portion                            139,039                  88,262
                                        ---------------        ----------------

Long-term bank loans                    Ps    1,136,932        Ps     1,072,165
                                        ===============        ================

TV Azteca notes                         Ps    4,729,263        Ps     4,037,500
Azteca notes                                  2,837,557               2,422,500
                                        ---------------        ----------------

Total senior notes                      Ps    7,566,820        Ps     6,460,000
                                        ===============        ================



Maturity of long-term bank loans:


             Year ending at December 31,                      Amount

                           2001                          Ps      89,100
                           2002                                  76,700
                           2003                                 300,400
                           2004                                  31,700
                           Thereafter                           574,265
                                                         --------------

                                                         Ps   1,072,165
                                                              =========


TV Azteca Notes

On February 5, 1997, TV Azteca issued unsecured long-term Series "A" and Series "B" Guaranteed Senior Notes (TV Azteca Notes) in the international markets in an amount of US$125 million, payable in the year 2004, bearing interest rate of 10.125% per annum and of US$300 million, payable in the year 2007, bearing interest of 10.50% per annum, respectively. Interest on the TV Azteca Notes will be payable semi-annually on February 15 and August 15 each year, commencing August 15, 1997. Substantially all of TV Azteca's subsidiaries have fully and unconditionally guaranteed the TV Azteca Notes on a joint and several basis. The guarantor subsidiaries are all wholly-owned subsidiaries of TV Azteca. The direct and indirect non-guarantor subsidiaries of TV Azteca are individually and in the aggregate inconsequential. The parent company is a non-operating holding company with no assets, liabilities or operations other than its investments in its subsidiaries. Separate financial statements of each guarantor subsidiary have not been presented because management of TV Azteca has determined that they are not material to investors.

Senior Secured Notes

On June 12, 1997, the Company issued senior secured notes ("Secured Notes") in the international capital markets in an amount of US$255 million, payable in the year 2002, bearing interest of 11% per annum. Interest on the secured notes is payable semi-annually on June 15 and December 15 each year, commencing December 15, 1997. The Secured Notes were secured initially by (i) a portfolio of US government obligations purchased with approximately US$80 million of the net proceeds of the offering (the "Pledged Securities") and (ii) all of the Series "N" shares of TV Azteca owned by the Company except for the Elektra reserved shares, representing 41% of the capital stock of TV Azteca. At December 31, 1999, 224 million TV Azteca CPOs remain pledged to secure the secured notes.

The Secured Notes will be redeemable on or after June 15, 2000 at the option of the Company, in whole or in part, at the redemption prices set forth herein plus accrued interest to the date of redemption. The Secured Notes also will be redeemable prior to June 15, 2000, at the option of the Company, in whole or in part, at a redemption price equal to the greater of (i) 101% of their principal amount and (ii) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the date of redemption on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the treasury rate plus 50 basis points, plus in each case accrued interest to the date of redemption. In addition, on or prior to June 15, 2000, the Company may redeem up to 35% of the original principal amount of the secured notes with the net cash proceeds of one or more common stock offerings, at a redemption price of 111% of the principal amount thereof plus accrued interest to the date of redemption. Upon the occurrence of a change of control, the Company will be required to make an offer to purchase the Secured Notes at a purchase price equal to 101% of the principal amount thereof plus accrued interest to the date of repurchase. In the event of certain changes affecting the Mexican taxation of the Secured Notes, the Secured Notes will also be redeemable at any time in whole, but not in part, at the option of the Company at 100% of the principal amount thereof plus accrued interest to the date of redemption.

Building and equipment financing

In 1995 TV Azteca borrowed US$28 million to finance the acquisition of equipment, of which approximately US$24 million was guaranteed by the Export-Import Bank of the United States of America ("Exim Bank") on January 31, 1996. The Exim Bank guaranteed funds were comprised of two separate loans for approximately US$21.5 million at an annual interest rate of LIBOR plus 2.25% and approximately US$2.7 million at an annual interest rate of LIBOR plus 4.25% (7.62% and 9.62% at December 31, 1999, respectively). Both Exim Bank-guaranteed loans are payable in 14 semi-annual payments beginning in June 1996. At December 31, 1999, payments on the aforementioned credits have been made amounting to US$12.3 and US$1.5 million, respectively (US$9.2 and US$1.1 million in 1998, respectively).

On September 18, 1997, TV Azteca obtained a mortgage loan for the acquisition of an office building amounting to US$25 million from Banco Bilbao Vizcaya, S. A.
(BBV). TV Azteca is required to pay BBV annual interest of 8.5%, payable on December 31 of each year beginning on December 31, 1997. Payment of the principal must be made by November 30, 2003.
In March 1999, TV Azteca obtained a line of credit from Exim Bank. Under this credit line, Exim Bank will first make 180-day bridge loans to TV Azteca. These bridge loans will then be consolidated into a single loan with a term of five years, under which TV Azteca will make payments every six months. Disbursements may be made through letters of credit, through reimbursements of payments already made to the creditor, or through direct payments to the creditor. The line of credit is for US$30,239, subject to interest at LIBOR plus 0.75% for the bridge loans, and at LIBOR plus 1.00% for the consolidated loan, plus a commission of US$4.79 for every US$100 borrowed. TV Azteca will use the proceeds of the loan to acquire fixed assets. This loan is guaranteed by certain subsidiaries of TV Azteca. At December 31, 1999, TV Azteca had drawn down funds in the amount of US$16,681 under the Exim Bank credit line.

In May 1999, TV Azteca obtained a line of credit from Standard Chartered Bank for US$10,000, with a period of availability from May 28, 1999 to May 28, 2000. The interest rate is variable, and is determined as funds are drawn down (the average interest rate for funds drawn down under this line of credit was 8.76% in 1999). The purpose of the loan is to finance the acquisition of fixed assets. At December 31, 1999, US$3,423 had been drawn.

Syndicated loan

On January 19, 1999, TV Azteca obtained a revolving loan (syndicated loan) from a syndicate of banks headed by Bank of Boston for US$90,000, maturing in 364 days and subject to interest at LIBOR plus 3.75% in the first six months and LIBOR plus 4.75% in the second six months. The principal was to be repaid in a single payment upon termination of the agreement. The proceeds of the loan were used to refinance short-term loans outstanding at December 31, 1998 in the amounts of US$50,000 from Bank of Boston and US$30,000 from the West Merchant Bank and for other corporate purposes. The syndicated loan imposed certain financial conditions to be complied with during the loan period. Because the loan was used to repay the short-term loans mentioned above, these were classified as long-term at December 31, 1998. The syndicated loan was prepaid in two payments: US$30,000 in July 1999 with funds obtained from the issuance of a short-term Euro-commercial Paper Program (described below), and US$60,000 in October 1999 with funds obtained from a loan from American Tower Corporation
(ATC), as described below.

Loan from ATC

In September 1999, TV Azteca signed a financing agreement with ATC (the ATC Interim Facility) for up to US$60,000 over a six-month term, with annual interest payments of US$13,900. At December 31, 1999, TV Azteca had drawn the full US$60,000.
On February 11, 2000, TV Azteca entered into a long-term credit facility for up to US$119,800 with a Mexican subsidiary of ATC (the ATC Long-Term Facility). The Facility is composed of a US$91,800 unsecured term loan and a US$28,000 working capital loan secured by certain of TV Azteca's real estate properties. The interest rate on the loans is 12.877%, subject to reduction during the first eighteen months of the term of the loans based on the amount of rent paid by TV Azteca's affiliates pursuant to the Global Tower Project Agreement. In no event will the interest rate fall below 12.277%. TV Azteca's payment obligations under the ATC Long-Term Facility are guaranteed by three principal subsidiaries of TV Azteca that also guarantee TV Azteca's payment obligations under the TV Azteca Notes. The initial term of the unsecured term loan under the ATC Long-Term Facility is 20 years, which term may be extended, so long as the Global Tower Project Agreement (described below) remains outstanding, for up to an additional 50 years. The term of the working capital loan is one year, which term may be renewed annually for successive one-year periods so long as the Global Tower Project Agreement remains outstanding.

On February 11, 2000, TV Azteca drew down US$71,800 of the unsecured term loan and the full US$28,000 under the working capital loan. TV Azteca intends to draw down the remainder of the term loan upon completion by ATC of a transmission tower arrangement with Unefon, which is a condition to the availability of the remaining US$20,000. A portion of the proceeds under the ATC Long-Term Facility was used to repay the ATC Interim Facility in its entirety. The balance of the proceeds from the ATC Long-Term Facility will be used for general corporate purposes of TV Azteca and its subsidiaries.

In February 2000, TV Azteca, together with its subsidiary Television Azteca, S.
A. de C. V., entered into a 70-year Global Tower Project Agreement with a Mexican subsidiary of ATC regarding space not used by TV Azteca in its operations on up to 190 of TV Azteca's broadcast transmission towers. In consideration for the payment of a US$1,500 annual fee and for a loan of up to US$119,800 to TV Azteca under the ATC Long-Term Facility, TV Azteca granted ATC the right to market and lease TV Azteca's unused tower space to third parties as well as to TV Azteca's affiliates and to collect for ATC's account all revenue related thereto. TV Azteca retains full title to the towers and remains responsible for the operation and maintenance thereof. The Secretaria de Comunicaciones y Transports (CST) approved the parties' agreement on February 10, 2000. After the expiration of the initial 20-year term of the ATC Long-Term Facility, TV Azteca has the right to purchase from ATC at fair market value all or any portion of the revenues and assets related to the commercialization rights at any time upon the proportional repayment of the outstanding principal amount under the ATC Long-Term Facility.

Euro-Commercial Paper Program

On May 14, 1999, TV Azteca entered into a US$75,000 Euro-Commercial Paper Program (the "ECP Program") with ABN AMRO Bank, N.V., as the principal arranger and dealer. The size of the ECP Program was increased to US$130,000 in July 1999. Notes issued under the ECP Program are issued at a discount and do not bear interest. TV Azteca's payment obligations under the ECP Program are guaranteed by three principal subsidiaries of TV Azteca that also guarantee TV Azteca's payment obligations under the TV Azteca notes. The maturity of the notes issued under the ECP Program may not be more than 365 days. There is no commitment to purchase notes to be issued under the ECP Program. As of December 31, 1999, the aggregate principal amount of the notes outstanding under the ECP Program was US$47,500, which is payable in a series of installments ending in June 2000.

NOTE 11 - PROMISSORY NOTES:

On April 8, 1987 COTSA signed an agreement with the Fundacion Mary Street Jenkins for the acquisition of 102 buildings where its movie theaters are located and subscribed 30 promissory notes which mature every six months, for a total of US$18 million (Ps205,291), of which US$8.8 million (Ps99,973) corresponds to interest calculated at an annual rate of 9.7% and US$9.2 million (Ps105,319) corresponds to principal.

At December 31, 1999, US$1 million (Ps9,851) is to be paid currently and US$1 million (Ps10,926) come due in 2001.

This liability is guaranteed by Banobras, S.N.C. (a bank of the Mexican government).

NOTE 12 - LABOR OBLIGATIONS:
---------------------------

Below is a summary of the main financial data of the seniority Company's premium plan:

                                                       At December 31,
                                                       ---------------
                                                 1998                  1999
                                                 ----                  ----

Accumulated benefit obligation (same as
accumulated liabilities)                       Ps   2,153            Ps   2,535
Net projected liability                             2,086                 1,529
                                               ----------            ----------

Intangible asset                               Ps      67            Ps   1,006
                                               ==========            ==========

Net cost for the year                          Ps     338            Ps     644
                                               ==========            ==========

NOTE 13 - STOCKHOLDERS' EQUITY:
-------------------------------

a. Capital stock

    The Company's capital stock is variable with a fixed minimum of Ps50 (nominal) and an unlimited maximum.

    In an Extraordinary Meeting held on February 14, 1997 the stockholders approved:

    i. An increase in the number of shares from 726, 885 old shares to 1,129,750 new shares.

    ii.  An elimination of the shares' par value; and

    iii. A reduction in the variable portion of the capital stock through the reimbursement of Ps148,759 (US$13 million) represented by 92,505 shares.

    At December 31, 1999, the capital stock of the Company is represented by 1,037,245 common shares with no par value as follows:

  Number of
    shares                          Description                       Amount
    ------                          -----------                       ------

                   Representing the fixed portion of the
            50     capital stock                                  Ps          50
                   Representing the variable portion of
     1,037,195     the capital stock                                     626,094
     ---------                                                    --------------

     1,037,245                                                           626,144
     =========
                   Restatement                                         1,098,442
                                                                  --------------

                   Capital stock in pesos of purchasing power
                   at December 31, 1999                           Ps   1,724,586
                                                                  ==============

Any capital reduction is subject to income tax payable by the Company equivalent to 51.5% of the portion of capital stock exceeding contributions made, as per the procedures set forth in the Income Tax Law.

Due to changes in the income tax law, effective January 1, 1999, dividends paid to nonresident shareholders are subject to a 7.7% withholding tax (i.e., 5% of the dividend amount grossed-up by the Mexican corporate tax on the distributed earnings).

In 1999, net gains in the amounts of Ps303,223 and Ps950,681 were generated in the Company and in minority interest, respectively, from both the capital stock increase and the corresponding premium resulting from the issuance of capital stock by TV Azteca.

In the years ended December 31, 1998 and 1999, there were various premium paid on stock repurchases, repurchases of shares, sale of treasury shares, valuation of shares and stock options exercised amounting to Ps158,610 and Ps8,061, respectively, in TV Azteca, which were reflected by the Company as a charge in the loss from holding nonmonetary assets. The effect in minority interest for 1998 and 1999 was Ps88,061 and Ps6,768, respectively.

b. Employee stock option plan

    In the fourth quarter of 1997, TV Azteca adopted an employee stock option plan pursuant to which options were granted to all current permanent employees who were employed by TV Azteca as of December 31, 1996. The exercise prices assigned to these options range from US$0.29 to US$0.39 per CPO with a more significant number of options being granted to TV Azteca's senior management and key actors, presenters and creative personnel.

    The options, which relate to an aggregate of 76 million CPOs, were granted in equal portions in respect of each employee's first five years of employment with TV Azteca (whether prior to or after adoption of the plans), but these options may be cancelled, in the case employment years after 1996, if TV Azteca's operating profit before deducting depreciation and amortization in that year has not increased by at least 15% as compared to the previous fiscal year. An employee's options in respect of any employment year become exercisable five years later, unless the employee is no longer employed by TV Azteca, in which case those options will be reassigned.

    The options expire on the fifth anniversary of the date on which they become exercisable. TV Azteca also granted options in the fourth quarter of 1997 exclusively to senior management with respect to 8 million CPOs at an exercise price of US$0.39 per CPO.

    In 1999, options with respect to 0.5 million CPOs were exercised (3 million CPOs in 1998) under the general option plan, at a price of US$0.29 per CPO.

    Under the top executive plan, options with respect to 40 million CPOs were granted (none in 1998) and exercised during 1999, at a price of US$0.0815 per CPO.


    The activity of employee stock option plans was as follows:

                                                At December 31,
                                                ---------------
    Options
                                           1998                1999
                                           ----                ----

                                               Millions of CPOs
                                               ----------------

    Granted (cumulative)                     76                 116
    Exercised (cumulative)                  (11)                (51)
                                           ----              ------

    Outstanding                              65                  65
                                           ====              ======

    Available to grant                      164                 124
                                           ====              ======

    Total authorized                        240                 240
                                           ====              ======

c. NBC warrants

    In May 1994, TV Azteca and Radio Televisora del Centro, S.A. entered into an agreement with National Broadcasting Company, Inc. (NBC) in which the companies agreed to pay NBC, for the license of specific programs and advisory and other services, a total of US$7,000 over a three-year period ended June 30, 1997. TV Azteca recorded the cost of the programming obtained from NBC as exhibition rights and amortizes the related costs as the programs are aired.

    As additional consideration for the advisory and other services related to NBC's association, TV Azteca provided NBC with the right to purchase Series "N-6" shares (non-voting) of TV Azteca equal to up to 10% of all then fully diluted outstanding shares of TV Azteca post-exercise (the warrants). The total warrant exercise price was US$120,000 before June 30, 1994, and accreted at 2.75% compounded quarterly thereafter until it reached US$160,000 at expiration of the warrants. The warrants were to be exercised, in whole or in part, from time to time until May 6, 1997. To the extent not exercised during that period, NBC had the right, during the sixty-day period after the expiration of the option period, to require TV Azteca to purchase any unexercised portion of the warrants for up to US$25 million and had the right to collect the warrant put price at any time during the option period if it was determined that the warrants could not, as a legal matter, be exercised. Any amounts that could have been required to purchase the unexercised portion of the warrants would have been added to accumulated deficit when paid.

    On April 3, 1997 NBC notified TV Azteca that it would exercise its rights under the warrants to purchase Series "N-6" shares of TV Azteca, equivalent to 1% of its total right to purchase 10% of all the fully diluted outstanding shares of TV Azteca for an amount of US$16 million which was required to be paid on May 5, 1997. Subsequently, NBC advised TV Azteca that TV Azteca was required to purchase the unexercised portion of the warrant for US$22.5 million and owed an additional US$5,552, the balance of the US$7,000 owed by TV Azteca for unpaid programming as of May 6, 1997 (plus accrued interest).

    The agreement with NBC also provides that TV Azteca is required to issue to NBC Series "N-6" shares in an amount equal to 1.5% of all the then fully diluted outstanding capital stock of TV Azteca upon the first to occur of various events relating to the achievement of specific market share and capitalization levels through May 6, 2002. If these shares are issued, their fair value at date of issue would be deducted from retained earnings.

    On April 29, 1997, TV Azteca filed a request for arbitration with the International Chamber of Commerce (ICC) in Paris pursuant to the arbitration clauses in its agreements with NBC and NBC Europe. In its request, TV Azteca seeks the rescission of all of its agreements with NBC, including the cancellation of its outstanding programming purchase obligations, the cancellation of the warrants granted to NBC Europe, NBC's right to require TV Azteca to repurchase the unexercised portion of the warrants, and the return of all amounts previously paid to NBC, on the grounds that NBC did not fulfill its obligations under its agreements with TV Azteca. If TV Azteca is unsuccessful in the arbitration, it may be required to pay, in addition to the amounts described above, an amount based on the value of the shares that NBC would have acquired on its partial exercise of the warrant as a result of TV Azteca's market capitalization exceeding the specific level due to the proposed public offering, or to issue such additional shares to NBC.

    On July 29, 1997, NBC and NBC Europe filed an amended answer and counterclaim to TV Azteca's request for arbitration. NBC's principal new claim is that, notwithstanding the expiration of NBC Europe's warrant, NBC Europe should be given the right to exercise the entire unexercised portion of the warrant (representing the right to purchase 9% of the fully-diluted outstanding capital stock of TV Azteca as of May 6, 1997) or, at NBC Europe's election, to recover lost profits based on the difference between the fair market value and the aggregate exercise price in respect of the unexercised portion of NBC Europe's warrant. NBC bases this claim on the allegation that TV Azteca misled NBC in order to dissuade NBC Europe from exercising its warrant in full. NBC also claims that NBC Europe has been deprived of the value of an additional equity bonus of 0.5% of the fully-diluted outstanding capital stock of TV Azteca to which NBC Europe would have been entitled had it exercised its warrants for more than 5% of TV Azteca's outstanding stock (rather than for only 1%). Although no assurance can be given that the arbitration panel will agree, both TV Azteca and its special Mexican counsel believe that the new claims and requests for damages contained in NBC's amended answer and counterclaim are without merit.

    In summary, should NBC prevail in the arbitration, (i) NBC Europe may be entitled to acquire up to 21.5% of the outstanding capital stock of TV Azteca, (ii) any portion of that 21.5% not attributable to the NBC IPO Allocation Right (i.e., up to 11.5% of the outstanding capital stock of TV Azteca) could be acquired by NBC Europe at a price below the price payable to TV Azteca in TV Azteca's initial public offering and (iii) NBC and NBC Europe would be entitled to damages, which may be substantial. See Note 17.

NOTE 14 - INCOME TAX AND TAX LOSS CARRYFORWARDS:

During the years ended December 31, 1997, 1998 and 1999, various subsidiaries had taxable income, which was offset against the tax loss carryforwards. The benefit of the utilization of these tax loss carryforwards amounted to Ps298,343, Ps111,062 and Ps73,993 during the years ended December 31, 1997, 1998 and 1999, respectively, and is shown in the consolidated statement of income as an extraordinary item.

At December 31, 1999, the Company and its subsidiaries have combined tax loss carryforwards amounting to Ps951,228 which expire as follows:

                       Tax loss                         Year of
                    carryforwards                      expiration
                    -------------                      ----------

                     Ps    320,613                        2004
                           106,649                        2005
                             3,977                        2006
                           167,715                        2007
                           340,430                        2008
                            11,844                        2009
                     -------------

                     Ps    951,228
                     =============

Accrued tax loss carryforwards can be restated by applying factors derived from the NCPI from the year in which they arise to the year prior to that in which they are amortized.

As of December 31, 1999, the Company and its subsidiaries have tax-loss carryforwards for an amount of Ps951 millions, of which Ps525 millions was incurred in Azteca, Ps424 millions was incurred in CASA and Ps2 millions was incurred in COTSA. These tax-loss carryforwards can only be amortized by the incurred company.

NOTE 15 - COMMITMENTS AND CONTINGENCIES:

TV Azteca leases the use of satellite transponders. Total rent expense under such leases included in operating costs and expenses was Ps33,736, Ps34,334 and Ps31,969 during the years ended December 31, 1997, 1998 and 1999, respectively. Combined rental obligations under these agreements are US$200 per month. Each lease agreement expires in May 2005 but can be terminated by the supplier at any time for justified cause upon 30 days' notice.

The Company and its subsidiaries are parties to various legal actions and other claims in the ordinary course of their business. Management does not believe that any pending litigation against the Company will, individually or in the aggregate, have a material adverse effect on its results of operations or financial condition.

NOTE 16 - OTHER INCOME (EXPENSE):

Below is a summary of the main items of other income (expense):

                                                                       Year ended December 31,
                                                      ------------------------------------------------------

                                                          1997                1998                 1999
                                                          ----                ----                 ----
Cancellation of exhibition rights (1)                                                         (Ps    283,148)
Cancellation of doubtful accounts (2)                                                               (179,544)
Cancellation of other inventories (3)                                                                (65,138)
Equity method of affiliates                           (Ps    6,855)      (Ps     93,408)              (9,989)
Donations (see Note 9)                                     (67,030)             (93,370)            (106,065)
Miscellaneous expenses non-deductible for
tax purposes                                                                                         (49,791)
Legal advisory services(litigation expenses)                                    (52,747)             (42,935)
Amortization of costs related to the issuance
of TV Azteca Notes and Secured Notes                                            (52,307)
Gain on the sale of Dataflux shares (see Note 8)           117,312
Others                                                     (26,419)              63,488              (42,831)
                                                       -----------       --------------        -------------

                                                       Ps   17,008       (Ps    228,344)      (Ps    779,441)
                                                       ===========        =============        =============


(1) In 1999 TV Azteca cancelled programming (including motion pictures, television series, telenovelas and entertainment programs) which, due to their nature, no longer fit into the TV Azteca's new programming strategy that was developed to increase audience ratings, or whose rights to be shown terminated in 1999.

(2) This comprises cancellation of unrecoverable amounts due to their nature, significance or age.

(3) Cancellation of other inventories include the cancellation inventories in the general warehouse and barter inventories which can no longer be utilized because of physical deterioration.

NOTE 17 - BUSINESS SEGMENTS:

The Company operates in two principal business segments, television and movie theaters. Substantially all of the Company's activities are in Mexico.

Relevant information on these business segments follows:

                                                                    Year ended December 31,
                                               ----------------------------------------------------------

                                                     1997                  1998                  1999
                                                     ----                  ----                  ----
Net revenue:
Television                                     Ps      4,845,476         Ps 5,065,780      Ps     4,112,553
Movie theaters                                           172,755               139,960               81,541
                                               -----------------     -----------------     ----------------

                                               Ps      5,018,231     Ps      5,205,740     Ps     4,194,094
                                               =================     =================     ================

Operating income (loss):

Television                                     Ps      2,065,725     Ps      1,835,158     Ps       897,283
Less elimination entries and others                      (39,884)              (58,363)             (61,312)
                                               -----------------     -----------------     ----------------

                                                       2,025,841             1,776,795              835,971
                                               -----------------     -----------------     ----------------

Movie theaters                                           (18,649)              (33,987)             (49,977)
Less elimination entries and other                       (21,245)               (7,058)              (7,059)
                                               -----------------     -----------------     ----------------

                                                         (39,894)              (41,045)             (57,036)
                                               -----------------     -----------------     ----------------

                                               Ps      1,985,947     Ps      1,735,750     Ps       778,935
                                               =================     =================     ================

Capital expenditures:
--------------------

Television                                     Ps      1,710,389     Ps        535,314     Ps       158,685
Movie theaters                                           (31,584)                4,955                5,910
                                               -----------------     -----------------     ----------------

                                               Ps      1,678,805     Ps        540,269     Ps       164,595
                                               =================     =================     ================

Total assets (at year end):

Television                                     Ps     14,210,872     Ps     14,210,317     Ps    16,367,615
Less elimination entries and others                    1,803,444             1,422,882            1,036,274
                                               -----------------     -----------------     ----------------

                                                      16,014,316            15,633,199           17,403,889
Movie theaters                                           786,368               841,337            1,044,719
                                               -----------------     -----------------     ----------------

                                               Ps     16,800,684     Ps     16,474,536     Ps    18,448,608
                                               =================     =================     ================


NOTE 18- SUBSEQUENT EVENTS (unaudited):

a. NBC warrants

In February 2000, TV Azteca and NBC commenced discussions regarding the possible settlement of all claims raised in the ICC arbitration proceeding. Based on the progress of those discussions, on March 21, 2000, TV Azteca and NBC jointly notified the ICC tribunal that settlement discussions were taking place and requested that the ICC tribunal withhold any decision in the matter for a period of 30 days, unless the ICC tribunal was informed by either party within that 30-day period that settlement discussions had been abandoned. This 30-day period was extended through April 28, 2000.

On April 28, 2000, TV Azteca and NBC entered into a binding settlement agreement. Pursuant to the settlement agreement, the arbitration proceeding before the ICC tribunal has been terminated with prejudice and all claims by TV Azteca against NBC and NBC Europe, and all claims by NBC and NBC Europe against TV Azteca, have been fully released and discharged. Under the terms of the settlement agreement, TV Azteca paid NBC the sum of US$46,170 in cash. This settlement will be recorded as an extraordinary item in the second quarter of 2000.

b. NBC investment

In April 2000, TV Azteca and NBC-TVA Holding, Inc., a subsidiary of NBC ("NBC-TVA"), entered into a subscription agreement (the "Subscription Agreement") pursuant to which NBC-TVA agreed to purchase from TV Azteca 2 million TV Azteca's ADSs. NBC-TVA will pay TV Azteca US$13.085 per ADS, for an aggregate price of US$26,170. NBC-TVA's obligations under the Subscription Agreement are guaranteed by NBC. In connection with the Subscription Agreement, NBC and TV Azteca entered into a registration rights agreement pursuant to which TV Azteca has agreed to use commercially reasonable best efforts to register TV Azteca's ADSs to be purchased by NBC-TVA pursuant to a registration statement under the Securities Act. NBC-TVA's obligations under the Subscription Agreement are subject to, among other conditions precedent, the accuracy of TV Azteca's representations and warranties and the registration statement being declared effective by the Securities and Exchange Commission on or before July 31, 2000.

NOTE 19 - RECONCILIATION BETWEEN MEXICAN (MEXICAN GAAP) AND UNITED STATES (US
GAAP) GENERALLY ACCEPTED ACCOUNTING PRINCIPLES:

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

a. Reconciliation of net income (loss):


                                                                           Year ended December 31,
                                                                           -----------------------

                                                                1997                1998                1999
                                                                ----                ----                ----
    Net income (loss) applicable to majority
    stockholders under Mexican GAAP                          Ps 678,379          (Ps403,803)       (Ps  49,854)
    Stock dividend                                               18,536
    Amortization of loan discount                                (8,468)
    Amortization of goodwill                                   (164,165)          (164,165)           (164,165)
    Deferred income taxes                                      (202,751)          (198,583)          1,140,626
    Exchange loss on NBC Warrant                                 (6,366)           (56,719)             10,828
    Gain on monetary position of NBC Warrant                     41,058             46,945              29,885
    Accretion of NBC Warrant                                     (8,838)
    Equity in loss of Unefon                                                                            (6,427)
    Compensation cost from stock options                       (387,645)          (124,625)           (251,592)
    Effect of fifth amendment to B-10                          (175,065)            16,000            (406,682)
    Effect on minority stockholders of US GAAP
    adjustments                                                 446,977            208,700            (195,190)
                                                             ----------           --------          ----------

    Net income (loss) under US GAAP                          Ps 231,652          (Ps676,250)        Ps 107,429
                                                             ==========           =========         ==========

b. Reconciliation of stockholders' equity:

                                                                     Year ended December 31,
                                                                     -----------------------

                                                                    1998              1999
                                                                    ----              ----
    Majority stockholders' equity under
    Mexican GAAP                                               Ps   1,365,134    Ps   1,332,200
    Deferred income tax effects                                    (1,529,807)         (389,182)
    Goodwill                                                        1,066,916           902,909
    Equity in loss of Unefon                                                             (6,427)
    Unefon acquisition - excess basis                                                    88,151
    Effect of fifth amendment to B-10                                 264,155           313,258
    Effect on minority stockholders of
    US GAAP adjustments                                               (92,559)         (395,892)
                                                               --------------    --------------
    Stockholders' equity under US GAAP                         Ps   1,073,839    Ps   1,845,017
                                                               ==============    ==============

c. An analysis of the changes in stockholders' equity under US GAAP is as follows:

                                                           1997            1998              1999
                                                           ----            ----              ----

    Balance at beginning of year                     Ps   1,666,383    Ps   2,383,322   Ps   1,073,839
    Decrease of capital stock                              (148,759)
    Net income (loss)                                       213,652          (676,250)         107,429
    Effects from repurchase, valuation, option
    shares and increase of capital of TV Azteca                              (158,610)         295,162
    Gain (loss) from holding nonmonetary assets             652,046          (474,623)         368,587
                                                     --------------    --------------   --------------

    Balance at end of year                           Ps   2,383,322    Ps   1,073,839   Ps   1,845,017
                                                     ==============    ==============   ==============


d. Significant differences between US GAAP and Mexican GAAP:

    i.   Bursamex in-kind interest

The in-kind interest due under the terms of the agreement would be accounted for in a manner similar to a stock dividend, which would result in a charge to TV Azteca and COTSA stockholders' equity.

    ii.  NBC warrant

Under US GAAP, the NBC warrant, discussed in Note 12, would have been initially recorded at its estimated fair value, at the date of the initial agreement, of Ps201,723, as determined based on an independent appraisal, as deferred operating costs representing the value of the technical advisory services to be provided by NBC at the date of the agreement. Under US GAAP, the Company would have amortized the deferred operating costs over the agreement period. However, at December 31, 1995 the Company wrote-off the unamortized deferred operating costs associated with the agreement, based on management's opinion that there were no future benefits to be derived under the terms of the agreement.

Due to the nature of the Company's obligations with respect to the NBC warrant, it would be considered a monetary item under US GAAP and the foreign exchange losses, the accretion of the NBC warrant obligation and monetary gains related to the warrant would be reflected in results of operations.

    iii. Bonus right relating to NBC warrants

         The terms of the warrant agreement with NBC as discussed in Note 12c. required TV Azteca to issue 1% of its outstanding shares to NBC upon attainment of the performance goals consisting of specified market share levels or the market capitalization of TV Azteca of at least US$ 1,400 if a public offering of TV Azteca's stock occurred prior to 1998 and US$ 1,800 if a public offering occurs subsequently. As a result TV Azteca would (subject to the outcome of the arbitration referred to in Note 12c.) be required to issue the additional shares to NBC. Under US GAAP TV Azteca is required to recognize an expense, based on the fair value of the shares to be issued, when the issuance of the shares relating to the bonus rights becomes probable. However, as a result of the arbitration proceedings with NBC, in which TV Azteca expects to prevail, the ultimate resolution of this matter is not expected to have a material effect on the Company's results of operations, cash flow or financial condition.

    iv.  Loan discount

         Under US GAAP the fair value of certain options granted in connection with the syndicated loan, as discussed in Note 9, that was repaid in 1997 would be recorded as additional paid-in capital and an incremental loan discount, which would be amortized over the period of the syndicated loan using the interest method. The estimated fair value of the options granted to the bank syndicate and its agents was Ps45,165, at the date of grant, based on an independent appraisal. During the years ended December 31, 1997, the annual amount of related loan discount amortization under US GAAP would be Ps8,467.

    v.   Exhibition rights

         A license agreement for program material is reported as an asset and a liability, under US GAAP, when the license period begins and all of the following conditions are met: the cost of each program is known or reasonably determinable, the program material has been accepted by the licensee and the program is available for its first showing or telecast. Under Mexican GAAP the rights acquired and obligations incurred are recorded when the license agreements are signed. At December 31, 1998 and 1999, Ps369,688 and Ps311,942, respectively, of deferred exhibition rights would not be recorded under US GAAP, since the related program material was not yet available to the Company. Since the Company's obligations under the license agreements and the deferred exhibition rights are considered monetary and nonmonetary items, respectively, under the Mexican inflation accounting rules, the early recognition of the Company's obligations, prior to the period in which the program material is available for its first showing, overstates the monetary gain and exchange losses related to these obligations under US GAAP. However, since the obligations are US dollar denominated, the net effect of the related exchange losses and monetary gains, under US GAAP, are immaterial during the periods presented.

    vi.  Unefon advertising advance payment

         TV Azteca recorded the advertising contract signed with Unefon (see
         Note 7) in a manner similar to other advertising contracts that TV Azteca has entered into with related and third parties (see Note 8). The Unefon advertising contract is a long-term contract which originated a long-term account receivable of Ps1,890,667 and an advertising advance for the same amount. For US GAAP purposes, this long-term receivable represents an obligation to provide services in the future which would not be recorded in the balance sheet, and consequently both the asset and the advertising advance would not be recorded under US GAAP. Under Mexican inflation accounting rules, the account receivable is a US dollar denominated monetary item that exposes TV Azteca to exchange gains and losses as well as to monetary losses, which were immaterial during 1999. Advertising advances are considered non-monetary items under Mexican inflation accounting rules and restated in accordance with the effects of inflation.

    vii. Negative goodwill

         Under US GAAP the amounts refunded by the Mexican government in 1994 would have been recorded as an adjustment to the purchase price paid to acquire the subsidiaries in connection with the privatization process. Such adjustment would have been reflected as an adjustment to the cost of TV concessions. However, the net effect of the related amortization, under US GAAP, is immaterial.

   viii. Effects of fifth amendment to statement B-10

         As mentioned in Note 2a., the Company decided to restate its exhibition rights and equipment of foreign origin based on the devaluation of the Mexican peso against the foreign currencies and by applying inflation factors of the countries in which they originate. This methodology does not comply with Rule 3-20 of the SEC's Regulation S-X for presenting price level financial statements, and consequently the Company has determined the effects in exhibition rights and equipment of foreign and current year depreciation and amortization and reflected them in its results of operations and financial position under US GAAP.

    ix.  Comprehensive income

         Effective January 1, 1998, the Company adopted Statement of Financial Accounting Standards Number 130, Reporting Comprehensive Income ("SFAS 130"). During the periods presented, the Company had no change in equity from transactions or other events and circumstances from non-owner sources. Accordingly, a statement of comprehensive income
         (loss) has not been provided as comprehensive income (loss) equals net income (loss) for all periods presented.

    x.   Deferred income tax

         As stated in Note 2o., income tax is recorded under Mexican GAAP following inter-period allocation procedures under the partial liability method. Under this method, deferred income tax is recognized only in respect of identifiable, non-recurring timing differences between taxable and book income. This substantially eliminates all deferred taxes under Mexican GAAP. Also, under Mexican GAAP the benefit from utilizing tax loss carryforwards and asset tax credits is not recognized until utilized, at which time it is presented as an extraordinary item.

         The Company follows Statement of Financial Accounting Standards (FAS) No. 109 for US GAAP reconciliation purposes. This statement requires an asset and liability approach for financial accounting and reporting for income tax under the following basic principles: (a) a current tax liability or asset is recognized for the estimated taxes payable or refundable on tax returns for the current year, (b) a deferred tax liability or asset is recognized for the estimated future tax effects attributable to temporary differences and tax loss and tax credit carryforwards, (c) the measurement of current and deferred tax liabilities and assets is based on provisions of the enacted tax law and the effects of future changes in tax laws or rates are not anticipated, (d) the measurement of deferred tax assets is reduced, if necessary, by the amount of any tax benefits that, based on available evidence, are not expected to be realized. Under this method, deferred tax is recognized with respect to all temporary differences, and the benefit from utilizing tax loss carryforwards and asset tax credits is recognized in the year in which the loss or credits arise (subject to a valuation allowance with respect to any tax benefits not expected to be realized). The subsequent realization of this benefit does not affect income. Consequently, there are no extraordinary items from this concept for US GAAP purposes.

         The temporary differences under FAS 109 are determined based on the difference between the indexed tax basis amount of the asset or liability and the related stated amount reported in the financial statements. Except as indicated in the following paragraph the deferred tax expense or benefit should be calculated as the difference between
         (a) deferred tax assets and liabilities reported at the end of the current year determined as indicated above and (b) deferred tax assets and liabilities reported at the end of the prior year, remeasured to units of current general purchasing power at the end of the current period.

         Gains and losses from holding non-monetary assets are recorded in stockholders' equity. It is the Company's policy to reflect in results of operations the deferred income taxes that arise as a result of such gains (losses) from holding non-monetary assets. The significant components of income tax (expense) benefit under US GAAP were as follows:

                             Year ended December 31,
                             -----------------------

                                 1997              1998              1999
                                 ----              ----              ----

         Current             Ps    296,966     Ps   300,170     Ps      275,100
         Deferred                  202,751          198,583          (1,140,626)
                             -------------     ------------     ---------------

         Total provision     Ps    499,717     Ps   498,753     (Ps     865,526)


         During 1999, TV Azteca and its external legal and tax advisers evaluated the deductibility of the concession rights and concluded that such rights are deductible for tax purposes, over the period granted by such concessions. Based on this conclusion and a confirmation received from the Mexican tax authorities in March 2000, TV Azteca adjusted the previously recorded deferred tax liability.

         The following items represent the principal differences between income tax computed under US GAAP at the statutory tax rate and the Company's provision for income tax in each period:


                                                                        Year ended December 31,
                                                                        -----------------------

                                                              1997               1998             1999
                                                              ----               ----             ----

         Income (loss) before income tax
         (benefit) expense                                Ps   901,502       (Ps 419,314)      (Ps 468,178)
                                                          ============        ==========        ==========

         Income tax (tax benefit) at statutory rate            322,727          (142,565)         (163,862)
         Non deductible stock dividends                          6,302
         Effects of inflation components                       176,124           389,200           152,078
         Change in deductibility of TV Concession                                                 (929,895)
         Inventories                                                             135,686           143,106
         Gain on sale of capital stock                          (5,436)
         Other                                                                   116,432           (66,953)
                                                          ------------        ----------        ----------

         Income tax (benefit) expense                     Ps   499,717        Ps 498,753        (Ps865,526)
                                                          ============        ==========         =========

         The income tax effects of significant items comprising the Company's net deferred tax assets and liabilities under US GAAP are as follows:

                                                                   December 31,
                                                                   ------------
                                                            1998                 1999
                                                            ----                 ----

         Deferred income tax liabilities:
         Television concessions                         Ps   1,148,160      Ps    82,884
         Inventories and provisions                            369,054           528,277
         Property, machinery and equipment                     517,709           356,187
                                                        --------------      ------------

                                                             2,034,923           967,348
                                                        --------------      ------------

         Deferred income tax assets:
         Advertising advances                                 (193,821)         (245,237)
         Operating loss carryforwards                         (311,295)         (332,929)
                                                        --------------      ------------

                                                              (505,116)         (578,166)
                                                        --------------      ------------

         Net deferred income tax liabilities            Ps   1,529,807      Ps   389,182
                                                        ==============      ============


         At the effective date of the privatization in 1993 in connection with which TV Azteca was formed, additional goodwill of Ps1,969,720 was recorded due to the deferred net income tax liability, relating primarily to the nondeductibility of the television concessions, required under US GAAP. The additional goodwill will be amortized over 12 years.

    xi.  Fair value information

         The following disclosure of the estimated fair value of financial instruments is made in accordance with the requirements of FAS No.107, "Disclosures about Fair Value of Financial Instruments". The estimated fair value amounts have been determined by the Company, using available market information and appropriate valuation methodologies. However, considerable judgment is required in interpreting market data to develop estimates of fair value.

         Cash and cash equivalents, accounts receivable, and accounts payable. The carrying value of these items is a reasonable estimate of their fair value.

         Bank loans and documents payable. The Company's bank loans and documents payable bear interest at variable rates and their terms are generally representative of those which are currently available to the Company at December 31, 1998 and 1999 for the issuance of debt with similar terms and remaining maturities, and therefore the carrying values of these loans are a reasonable estimate of their fair value.

         TV Azteca Notes and Secured Notes ("notes"). The carrying value of the Company's notes and the related fair value based on the quoted market prices for the same or similar issues at December 31, 1999 was Ps6,460,000 and Ps5,693,328, respectively (Ps7,566,820 and Ps6,551,963, respectively at December 31, 1998).

    xii. Property, machinery and equipment

         Under US GAAP advances for the acquisition of machinery and equipment would be classified as prepayments. As of December 31, 1998 and 1999 the Company had advances of Ps31,693 and Ps26,140, respectively.

   xiii. Unefon investment

         TV Azteca acquired a 50% interest in Unefon, S. A. de C. V., a telecommunication company on October 28, 1999. Unefon has not yet commenced operations at December 31, 1999, and accordingly for Mexican GAAP purposes, all the preoperating expenses have been capitalized. Unefon also capitalized gain from monetary position relating to the liability incurred in connection with the acquisition of the concessions. For US GAAP purposes both effects would be recorded as part of Unefon's results of operation. The effect of these US GAAP differences to the results of operations of Unefon, since the date of acquisition, has been included in the Company's US GAAP reconciliation. The stockholders' equity of Unefon at the date of acquisition under US GAAP was Ps88,151 greater than the amount under Mexican GAAP due to the pre-operating costs and capitalized monetary gain, previously discussed. This excess would result in an increase to Unefon's stockholders' equity under US GAAP. Since this was an acquisition of an entity under common control the difference between the book value acquired and the amount paid would be considered a contribution from the shareholder.

         Summarized financial information at December 31, 1999 under Mexican GAAP for Unefon, stated in Mexican pesos, is as follows:

         Current assets                                 Ps      253,150
         Noncurrent assets                                    4,600,750
         Current liabilities                                    248,541
         Noncurrent liabilities                                 898,966
         Stockholders' equity                                 3,706,393

    xiv. Other employee benefits

         The Company has no post-retirement health care insurance or other benefit plans. Therefore, FAS No.106, "Employers' Accounting for Post-retirement Benefits other than Pensions", FAS No.112, "Employers' Accounting for Post-employment Benefits" and FAS No. 132 "Employers' Disclosure about Pension and other Post retirement Benefits", would have no effect on the Company's financial position.

    xv.  Employee stock option plans

         The granting of stock options in the fourth quarter of 1997 by TV Azteca at exercise prices below the current market prices of CPOs will result in non-cash compensation cost under US GAAP of approximately Ps388 million, Ps125 million and Ps252 million for 1997, 1998 and 1999, respectively, as determined under Accounting Principles Board Opinion No. 25. The majority of the options granted were pursuant to plans which would be considered variable plans under US GAAP, since the number of shares exercisable is contingent upon TV Azteca achieving specified financial goals and employees' performance. TV Azteca expects to record non-cash compensation expense in future periods in connections with these plans.

         Had compensation cost for TV Azteca's employees stock option plans been determined based on the fair value at the grant dates for awards under those plans consistent with FAS No.-123, the TV Azteca's compensation expense would have been Ps229,939, Ps51,676 and Ps127,221 for 1997, 1998 and 1999, respectively, and the net income (loss) and net income per share would have been reduced to the proforma amounts indicated below:

                                                                Year ended December 31,
                                                    ----------------------------------------------

                                                        1997               1998              1999
                                                        ----               ----              ----

         Net income (loss) as reported              Ps   231,652      (Ps   676,250)    Ps   152,448
                                                    ============       ============     ============
         Net income (loss) pro forma                Ps   393,458      (Ps   662,801)    Ps   302,079
                                                    ============       ============     ============
         Net income (loss) per share as reported    Ps      0.29      (Ps      0.92)    Ps      0.22
                                                    ============       ============     ============
         Pro forma net income (loss) per share      Ps      0.48      (Ps      0.83)    Ps      0.38
                                                    ============       ============     ============

         The effect on net income (loss) and net income (loss) per share is not expected to be indicative of the effects in future years. The fair value of each option grant is estimated on the date of grant using the weighted average of the Black-Scholes option pricing model and simple binomial model with the following assumptions:

                                                     Year ended December 31,
                                                     -----------------------

                                                  1997         1998        1999
                                                  ----         ----        ----

         Expected volatility                      .302         .302        .339
         Risk-free interest rate                   18%          18%       16.25%
         Expected life of options (in years)        5            5           5
         Expected dividend yield                   10%          10%         10%

         The Black-Scholes option valuation model and simple binomial model were developed for use in estimating the fair value of traded options. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. The following table summarizes activity under TV Azteca's stock option plans as of December 31, 1997, 1998 and 1999 (post-split):



                                                Number of options     Weighted-average
                                               (thousands of CPOs)     exercise price
                                                -----------------      --------------
         Granted                                       76,564                US$0.34
         Exercised                                     (8,180)                  0.29
                                                    ---------

         Outstanding at December 31, 1997              68,384                   0.32

         Granted                                      -                          -
         Exercised                                     (2,814)                  0.29
                                                    ---------

         Outstanding at December 31, 1998              65,570                   0.32

         Granted                                       43,600                   0.08
         Exercised                                    (40,458)                  0.09
                                                      -------

         Outstanding at December 31, 1999              68,712                   0.32

         Outstanding options exercisable at
         December 31,
         1997                                           4,866                   0.29
                                                    =========

         1998                                           9,514                   0.32
                                                    =========

         1999                                          10,820                   0.32
                                                    =========


    xvi.  Effect of recently issued accounting standards

          In June 1998, the FASB issued Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"), which requires that all derivative instruments be recorded on the balance sheet at their fair value. Changes in the fair value of derivatives are recorded each period in current earnings of other comprehensive income, depending on whether a derivatives is designated as part of a hedge transaction and, if it is, the type of hedge transaction. The Company is currently involved in derivate or hedging activities. This statement is effective for fiscal years beginning after June 15, 2000.

e. Condensed balance sheet and income statements under US GAAP:

    The condensed balance sheets and income statements reflect the effects of the principal differences between Mexican GAAP and US GAAP as shown below:

                            CONDENSED BALANCE SHEETS


                                                                At December 31,
                                                                ---------------

                                                          1998                 1999
                                                          ----                 ----

    Current assets                                   Ps     6,515,331    Ps      6,189,575
    Television concessions - Net                            3,516,619            3,367,314

    Property, machinery and equipment - Net                 3,675,059            3,313,847
    Goodwill and other assets                               3,658,557            4,869,424
    Deferred income tax assets                                311,295              332,929
                                                     ----------------    -----------------

    Total assets                                     Ps    17,676,861    Ps     18,073,089
                                                     ================    =================

    Short-term debt                                  Ps       314,611    Ps        771,208
    Advertising advances                                    2,584,388            3,080,882
    Deferred income tax payable                               369,054              528,277
    Other current liabilities                               1,677,855            1,498,049
                                                     ----------------    -----------------

    Total current liabilities                               4,945,908            5,878,416
                                                     ----------------    -----------------

    Guaranteed senior notes and senior
    secured notes                                           8,703,752            7,532,165
    Long-term debt                                             55,878               10,926
    Long-term deferred income tax                           1,665,868              439,071
                                                     ----------------    -----------------

    Total long-term liabilities                            10,425,498            7,982,162
                                                     ----------------    -----------------

    Minority interest                                       1,231,616            2,367,494
                                                     ----------------    -----------------

    Stockholders' equity                                    1,073,839            1,845,017
                                                     ----------------    -----------------

    Total liabilities and stockholders' equity       Ps    17,676,861    Ps     18,073,089
                                                     ================    =================

                         CONDENSED STATEMENTS OF INCOME

                                                              Year ended December 31,
                                                              -----------------------

                                                   1997                1998                1999
                                                   ----                ----                ----
    Net revenue                              Ps      5,018,231    Ps    5,205,740    Ps     4,194,094
    Cost and expenses:
    Programming, exhibition and
    transmission costs                               1,634,354          1,750,253           2,258,910
    Selling and administrative expenses              1,197,707            943,452           1,059,800
    Depreciation and amortization                      919,737          1,052,065             918,888
                                               ---------------      -------------    ----------------


    Operating income (loss)                          1,266,433          1,459,970             (43,504)
    Comprehensive financing income
    (cost)                                            (381,543)        (1,653,976)            356,528
    Other (expenses) income - Net                       16,612           (225,308)           (781,202)
                                               ---------------      -------------    ----------------

    Income (loss) before provision
    for income tax benefit (expense)                   901,502           (419,314)           (468,178)
    Income tax benefit (expense)                      (499,717)          (498,753)            865,526
                                               ---------------      -------------    ----------------

    Net income (loss) before minority
    interest                                           401,785           (918,067)            397,348
    Minority interest                                 (188,133)           241,817            (289,919)
                                               ---------------      -------------    ----------------

    Net income (loss)                          Ps      213,652     (Ps    676,250)   Ps       107,429
                                               ===============      =============    ================


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

    During the year ended December 31, 1997 the net cash flow operating, investing and financing activities under US GAAP were as follows:

                                                                   Year ended
                                                                  December 31,
                                                                  ------------

                                                                      1997
                                                                      ----

    Cash flows from operating activities:

    Net income                                                     Ps   213,652
    Adjustments to reconcile net income to net cash provided by operating activities:

    Compensation cost from stock options                                387,611
    Minority interest                                                   188,133
    Monetary gain relating to financing activities                     (543,880)
    Foreign exchange loss-net of monetary gain
    on NBC Warrant                                                      (34,689)
    Foreign exchange loss on bank loans and
    promissory notes                                                    142,509
    Amortization of television concessions,
    goodwill and exhibition rights                                      979,500
    Depreciation                                                        302,021
    Deferred loan discount                                                8,467
    Accretion of NBC Warrant                                              8,837
    Deferred income tax                                                 202,751
    Changes in working capital                                         (737,664)
                                                                   ------------

    Net cash provided by operating activities                         1,117,248
                                                                   ------------

    Cash flows from investing activities:

    Pledged securities                                                 (727,926)
    Acquisition of machinery and
    equipment - Net                                                  (1,406,646)
    Advance payment for the acquisition of
    subsidiaries' shares
    (Acquisition) disposition of shares                                  58,608
    Exhibition rights purchased                                        (895,280)
                                                                   ------------

    Net cash used in investing activities                            (2,971,244)
                                                                   ------------

    Cash flows from financing activities:

    Guaranteed senior notes and senior secured
    notes received                                                    7,136,150
    Bank loans paid                                                  (2,832,486)
    Bank loans received                                                 650,365
    Increase of capital stock                                          (148,759)
    Decrease of capital stock
    Paid-in capital
    Promissory notes paid                                                (4,574)
    Due to related parties                                             (150,206)
    Redemption of capital of subsidiary paid
    to minority stockholders                                         (1,152,012)
    Deferred financing costs                                           (222,945)
                                                                   ------------

    Net cash provided by financing activities                         3,275,533
                                                                   ------------

    Increase in cash and cash equivalents                             1,421,537
    Cash and cash equivalents at beginning of year                      419,385
                                                                   ------------

    Cash and cash equivalents at end of year                       Ps 1,840,922
                                                                   ============

For the years ended December 31, 1998 and 1999, the Company has further segregated the effects of exchange rate changes and inflationary effects on cash from other cash flow activities as provided in the following condensed cash flow statements:

                                                                                   Year ended
                                                                                  December 31,
                                                                                  ------------

                                                                              1998              1999
                                                                              ----              ----
   Cash flows from operating activities:

   Net (loss) income                                                    (Ps    676,250)    Ps     107,429
   Adjustments to reconcile net loss
   to net cash provided by operating activities:

Minority interest                                                             (241,817)           289,919
   Compensation cost from stock options                                        124,625            251,592
   Amortization of television concessions,
   goodwill and exhibition rights                                            1,133,926            918,888
   Gain on sale of subsidiary                                                                     (34,542)
   Acquisition of shares - Net                                                 (13,080)            14,553
   Foreign exchange loss - Net of monetary (gain)
   on NBC Warrant                                                                9,774            (40,713)
   Foreign exchange loss net of monetary gain relating
   to financial activities                                                   1,454,668           (339,669)
   Monetary gain                                                              (915,368)          (634,445)
   Deferred income tax                                                         198,583         (1,140,626)
   Net changes in working capital                                              (90,072)         1,174,830
                                                                         -------------      -------------

   Net cash provided by operating activities                                   984,989            567,216
                                                                         -------------      -------------

   Cash flows from investing activities:

   Investment in Unefon                                                                        (1,934,920)
   Pledged securities                                                           25,116            380,084
   Acquisition of machinery and equipment - Net                               (518,762)          (138,457)
   Exhibition rights purchased                                                (991,760)          (324,132)
                                                                         -------------      -------------

   Net cash used in investing activities                                    (1,485,406)        (2,017,425)
                                                                         -------------      -------------

   Cash flows from financing activities:

   Debt received                                                               536,677          1,306,517
   Debt paid                                                                    (8,002)          (839,931)
   Effects from repurchase and valuation of capital
   of subsidiary                                                               (88,061)            (6,768)
   Dividends paid to minority interest                                         (19,352)           (21,951)
   Effect relating to capital stock increase and premium
   on issuance of capital stock of TV Azteca                                                      950,681
                                                                        --------------     --------------

   Net cash provided by financing activities                                   421,262          1,388,548
                                                                         -------------      -------------

   Effects of inflation and exchange rates changes
   on cash                                                                    (288,641)          (120,015)
                                                                         -------------      -------------

   Decrease in cash and cash equivalents                                      (367,796)          (181,676)
   Cash and cash equivalents at beginning of year                            1,552,211          1,184,415
                                                                         -------------      -------------

   Cash and cash equivalents at end of year                              Ps  1,184,415      Ps  1,002,739
                                                                         =============      =============
