Form 20-F
period 2000-12-31
GRUPO ELEKTRA SA DE CV
filed 2001-07-02
CIK 925050

As filed with the Securities and Exchange Commission on July 2, 2001.

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                           -------------------------

                                    Form 20-F

                            -------------------------
                ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
                       THE SECURITIES EXCHANGE ACT OF 1934
                   For the fiscal year ended December 31, 2000

                           -------------------------

                         Commission file number: 1-13200
                           GRUPO ELEKTRA, S.A. de C.V.
             (Exact name of Registrant as specified in its charter)
                                       N/A
                 (Translation of registrant's name into English)
                              UNITED MEXICAN STATES
                 (Jurisdiction of Incorporation or Organization)

             and the Co-registrants identified in footnote (1) below (Exact name of registrant as specified in its charter)

                      Edificio Parque Cuicuilco (Esmeralda)
                            Insurgentes Sur, No. 3579
                              Col. Tlalpan La Joya
                               14000 Mexico, D.F.
                    (Address of principal executive offices)

              Securities registered or to be registered pursuant to
                            Section 12(b) of the Act:

                                 Title of Each Class                                     Name of Each Exchange on Which Registered
                                 -------------------                                     -----------------------------------------
Grupo Elektra, S.A. de C.V.:
----------------------------

Global Depositary Shares ("GDSs") evidenced by Global Depositary Receipts, each                New York Stock Exchange
Global Depositary Share representing ten Certificados de Participacion Ordinarios No
Amortizables, each of which represents financial interests in and limited voting rights with respect to two Series B Shares, without par value, and one Series L
Share, without par value, of Grupo Elektra, S.A. de C.V.

Certificados de Participacion Ordinarios No Amortizables (Ordinary Participation              New York Stock Exchange(2)
Certificates ("CPOs")), each of which represents financial interests and limited voting rights with respect to two Series B Shares, without par value, and one Series
L Share, without par value, of Grupo Elektra, S.A. de C.V.

Series B Shares without par value                                                             New York Stock Exchange(2)

Series L Shares without par value                                                             New York Stock Exchange(2)

------------------
(1) The following subsidiaries of Grupo Elektra, S.A. de C.V. are guarantors of our notes and are co-registrants: Administrativos Empresariales, S.A. de C.V.; Aerotraxis Metropolitanos, S.A. de C.V.; Almacenes Especializados, S.A. de C.V.; Bienes Raices en Promocion del Centro, S.A. de C.V.; Colchones, S.A. de C.V.; Colchones Coloso, S.A.; Comercializadora EKT, S.A. de C.V.; Comercios
Elektra, S.A. de C.V.; Compania Operadora de Teatros, S.A. de C.V.; Control y Direccion Administrativa, S.A. de C.V.; Datacion y Supervision de Personal, S.A. de C.V.; Direccion de Administracion Central, S.A. de C.V.; Direccion de Administracion en Proyectos Aplicados, S.A. de C.V.; Direccion de Administracion en Proyectos Especiales, S.A. de C.V.; Direccion Especial, S.A. de C.V.; Direccion Sistematica Empresarial, S.A. de C.V.; Electronica del Moral, S.A. de C.V.; Elektra Centroamerica, S.A. de C.V.; Elektra Comercial, S.A. de C.V.; Elektra del Peru, S.A.; Elektra Dominicana, S.A.; Elektra
Mexicana, S.A. de C.V.; Elektra Transfer, S.A. de C.V.; Elektrafin Comercial, S.A. de C.V.; Elmex Superior, S.A. de C.V.; Entrega Especializada, S.A. de C.V.; Gerencia Administrativas Operacionales, S.A. de C.V.; Grupo Hecali, S.A. de C.V.; Grupo Mercantil Finemsa, S.A. de C.V.; Grupo Proasa, S.A. de C.V.; Importaciones Electronicas Ribesa, S.A. de C.V.; Importadora y Exportadora Elektra de El Salvador, S.A. de C.V.; Inmobiliaria Hecali, S.A. de C.V.; Inmobiliaria Liur, S.A. de C.V.; Inmuebles Ardoma, S.A. de C.V.; Inmuebles Elektra, S.A. de C.V.; Inmuebles Selectos, S.A. de C.V.; Intra Mexicana, S.A. de C.V.; Mediciones y Representaciones Comerciales, S.A. de C.V.; Mercadotecnia Tezontle, S.A. de C.V.; Mercantil Agricola, S.A.; Mi Garantia Extendida,
S.A. de C.V.; Operadora SYR, S.A. de C.V.; Operadoras en Servicios Comerciales, S.A. de C.V.; Salinas y Rocha, S.A.; Siglo XXI, S.A. de C.V.; Sistemas de
Mision Estrategica, S.A. de C.V.; THE ONE, S.A. de C.V.; and The One.com, S.A. de C.V.

(2) Not for trading, but only in connection with the registration of Global Depositary Shares, pursuant to the requirements of the Securities and Exchange Commission.

          Securities registered or to be registered pursuant to Section
                               12(g) of the Act:

                                      None

                              --------------------
        Securities for which there is a reporting obligation pursuant to
                           Section 15(d) of the Act:

                               Title of Each Class
                               -------------------
                      12% Guaranteed Senior Notes Due 2008

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

Grupo Elektra, S.A. de C.V.:
----------------------------

         Series A Shares without par value               1,249,127,610

         Series B Shares without par value               2,045,672,959

         Series L Shares without par value                 402,304,812


Compania Operadora de Teatros, S.A. de C.V.:**
-------------------------------------------

         Series A Shares without par value                      50,000

         Series B Shares without par value                 342,608,270


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

          Item 17  |_|     Item 18  |X|

** All other registrants are wholly-owned subsidiaries of Grupo Elektra, S.A. de C. V.

                                TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----

   Introduction................................................................1
   Items 1-2.    Not Applicable................................................2
   Item 3.       Key Information...............................................2
                     Selected Financial Data...................................2
                     Risk Factors..............................................9
   Item 4.       Information on the Company...................................19
                     Overview.................................................19
                     Our Business.............................................21
                     Elektra..................................................29
                     Grupo SyR................................................40
                     The One..................................................43
                     Additional Services......................................47
                     Strategic Investments....................................51
                     Regulation...............................................54
   Item 5.       Operating and Financial Review and Prospects.................55
   Item 6.       Directors, Senior Management and Employees...................68
   Item 7.       Major Shareholders and Related Party Transactions............74
                     Major Shareholders.......................................74
                     Related Party Transactions...............................76
   Item 8.       Financial Information........................................79
   Item 9.       The Offer and Listing........................................81
                     Nature of the Trading Market.............................81
                     Trading on the Mexican Stock Exchange....................83
   Item 10.      Additional Information.......................................84
                     Bylaws...................................................84
                     Material Contracts.......................................88
                     Exchange Controls........................................88
                     Limitations Affecting Security Holders...................88
                     Taxation.................................................91
                     Documents on Display.....................................96
   Item 11.      Quantitative and Qualitative Disclosure about Market Risk....97
   Items 12-17.  Not Applicable...............................................99
   Item 18.      Financial Statements.........................................99
   Item 19.      Exhibits.....................................................99

                                  INTRODUCTION

Presentation of Financial and Other Information

         Grupo Elektra, S.A. de C.V. ("Grupo Elektra," "we" or "the company") is a corporation (sociedad anonima de capital variable) organized under the laws of the United Mexican States. Grupo Elektra was formed in 1950 as a manufacturer of radios and became involved in retailing in 1957 when we opened our first Elektra store.

         In this Annual Report on Form 20-F (this "Annual Report"), references to "US$," "$," "Dollars" and "U.S. Dollars," are to United States dollars. In this Annual Report, all references to pesos are to the legal Mexican currency, and references to "P$," "Ps." or "Pesos" are to Mexican pesos.

         We maintain our books and records in Pesos and prepare our consolidated financial statements in Pesos. The Mexican Institute of Public Accountants has issued Bulletin B-10, "Recognition of the Effects of Inflation on Financial Information," and Bulletin B-12, "Statement of Changes in Financial Position." These bulletins outline the inflation accounting methodology mandatory for all Mexican companies reporting under generally accepted accounting principles in Mexico ("Mexican GAAP"). Pursuant to Mexican GAAP, financial data for all periods in the financial statements included in Item 18 (the "Consolidated Financial Statements") and for all periods throughout this Annual Report, unless otherwise noted, have been restated in constant Pesos as of December 31, 2000.

         Accounting principles generally accepted in Mexico differ in certain important respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the Consolidated Financial Statements. See Note 17 of our Consolidated Financial Statements.

         This Annual Report contains translations of certain Peso amounts into Dollars at specified rates solely for the convenience of the reader. These translations should not be construed as representations that the Peso amounts actually represent such Dollar amounts or could be converted into Dollars at the rates indicated or at any other rate. Unless otherwise indicated, U.S. Dollar amounts have been translated from Mexican pesos at an exchange rate of Ps. 9.618 to US$1.00, the noon buying rate for pesos on December 31, 2000 as published by the Federal Reserve Bank of New York (the "Noon Buying Rate"). On June 28, 2001, the Noon Buying Rate was Ps. 9.060 to US$1.00.

         The term "billion" as used in this Annual Report means one thousand million.

Forward-Looking Statements

         This Annual Report contains words, such as "believe," "expect" and "anticipate" and similar expressions, that identify forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. These statements reflect our views about future events and financial performance. Actual results could differ materially from those projected in such forward-looking statements as a result of various factors that may be beyond our control, including but not limited to effects on our company from competition, limitations on our access to sources of financing on competitive terms, significant economic or political developments in Mexico, and changes in our regulatory environment, particularly developments affecting the regulation of consumer installment sales. Accordingly, readers are cautioned not to place undue reliance on these forward-looking statements. In any event, these statements speak only as of their dates, and we undertake no obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

Items 1-2.  Not Applicable

Item 3.  Key Information

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

         Our Consolidated Financial Statements have been prepared in accordance with Mexican GAAP, which differs in certain respects from U.S. GAAP. See Note 17 to our financial statements, which provides a description of the principal differences between Mexican GAAP and U.S. GAAP as they relate to Grupo Elektra and a reconciliation to U.S. GAAP of net income and stockholders' equity.

         Our financial statements were prepared giving effect to Bulletin B-10 and Bulletin B-12 issued by the Mexican Institute of Public Accountants ("MIPA"). Bulletin B-10 is designed to provide for the recognition of certain effects of inflation by requiring our company generally to restate non-monetary assets and liabilities and the components of stockholders' equity using the National Consumer Price Index (the "NCPI") and to record gains or losses in purchasing power from holding monetary liabilities or assets. Bulletin B-12 requires that the statement of changes in financial position reflect changes from the restated historical balance sheet to the current balance sheet. Pursuant to Mexican GAAP, the selected consolidated financial information set forth below, and all data in the Consolidated Financial Statements, have been restated in constant pesos as of December 31, 2000. The effects of inflation described above have not been reversed in the reconciliation to U.S. GAAP. See
Note 17 to the Consolidated Financial Statements.

         Commencing January 1, 2000, we adopted Statement D-4 "Accounting Treatment of Income Tax, Asset Tax and Employees' Profit Sharing" issued by the MIPA. Under this statement, deferred taxes are initially recognized for all differences between book and tax values of assets and liabilities and for tax loss carryforwards and asset tax carryforwards that have a high probability of realization. The adoption of this statement resulted in an increase in stockholders' equity of Ps. 251.9 million, including Ps. 5.0 million corresponding to minority interest.

                                                               At and for the year ended December 31,
                                        -----------------------------------------------------------------------------------
                                         1996          1997          1998            1999            2000          2000 (1)
                                         ----          ----          ----            ----            ----          --------
                                        (millions of U.S. dollars or constant Ps. as of December 31, 2000, except per share data and percentages)
Income Statement Data
Mexican GAAP:
Merchandise, services and other
   revenues(3).....................   Ps. 7,007.2   Ps.9,041.3     Ps.11,101.3   Ps. 12,494.6      Ps.14,725.4     US$1,531.0
Cost of merchandise sold and of
   services(3).....................       4,341.5      5,538.8         6,585.7        7,390.9          8,436.4          877.1
                                      -----------  -----------   -------------  -------------    -------------  -------------
Gross profit.......................       2,655.7      3,502.5         4,515.6        5,103.7          6,289.0          653.9
Administrative and selling
   expenses........................       1,834.1      2,187.2         2,890.0        3,210.9          4,026.5          418.6
Depreciation and amortization......         138.4        223.1           419.4          526.4            605.0           62.9
                                      -----------  -----------   -------------  -------------    -------------  -------------
Operating income...................         693.2      1,092.2         1,206.2        1,366.3          1,657.4          172.3
                                      -----------  -----------   -------------  -------------    -------------  -------------
  Interest income.................          139.4         45.3           100.3          171.5            196.1           20.4
  Interest expense................          (67.6)      (269.8)         (530.7)        (775.3)          (656.6)         (68.3)
  Foreign exchange (loss) gain....          (93.9)       (94.2)         (431.6)          25.0           (109.3)         (11.4)
  Gain on net monetary position...          206.1        156.0           282.3          280.0            284.6           29.6
                                      -----------  -----------   -------------  -------------    -------------  -------------
Total comprehensive financial
   (cost) income - Net(4)..........         184.0       (162.7)         (579.8)        (298.9)          (285.1)         (29.6)
                                      -----------  ------------  -------------- --------------   -------------- --------------
Income before income taxes and
   employees' statutory profit
   sharing.........................         877.2        929.5           626.4        1,067.5          1,372.3          142.7
Taxes and employees' statutory
   profit sharing..................        (155.5)      (133.5)         (131.1)        (105.2)          (207.2)         (21.5)
Equity in earnings (losses) of
   affiliated companies - Net(3)...         133.6        162.8          (235.0)         (88.5)           (22.3)          (2.3)
Extraordinary item(2)..............         187.7           --              --             --               --             --
                                      -----------  -----------   -------------  -------------    -------------  -------------
Net income.........................       1,042.9        958.8           260.4          873.7          1,142.8          118.8

Income of minority stockholders....         (18.3)       (23.7)           (4.9)         (23.8)           (20.4)          (2.1)
                                      ------------ ------------  -------------- --------------   -------------- --------------
Income of majority stockholders....   Ps. 1,024.6  Ps.   953.2   Ps.     255.5  Ps.     849.9    Ps.   1,122.5    US$   116.7
                                      ===========  ===========   =============  =============    =============  =============
Basic and diluted earnings
   per share.......................         0.285        0.263           0.071          0.247            0.310          0.032
Weighted average shares
   outstanding (in millions)(5)....       3,595.5      3,553.6         3,574.7        3,440.5          3,622.8        3,622.8

U.S. GAAP

Sales and money transfer services..    Ps.6,066.1   Ps.7,412.7      Ps.9,035.5    Ps.10,158.3      Ps.11,940.6     Ps.1,241.5
Interest earned from customer
   credit card operations........         1,506.8      2,000.6         2,241.9        2,602.2          3,013.5          313.3
Operating income.................         1,404.3      1,242.1         1,755.5        1,876.4          2,291.8          238.3
Income before income taxes.......           934.0        631.8           753.8        1,310.8          1,611.3          167.5
Net income.......................           798.9        340.9           321.4        1,125.1          1,290.8          134.2
Basic and diluted earnings per
   share(5)......................            0.22         0.10            0.09           0.33             0.36           0.04
Basic weighted average shares
   outstanding (in millions)(5)...        3,595.5       3553.6         3,574.8        3,440.5          3,622.8        3,622.8


                                                              At and for the year ended December 31,
                                        ------------------------------------------------------------------------------------
                                          1996           1997           1998           1999           2000        2000 (1)
                                          ----           ----           ----           ----           ----        --------
                                        (millions of U.S. dollars or constant Ps. as of December 31, 2000, except per share data and percentages)
Balance Sheet Data
Mexican GAAP:
Accounts receivable due from
   customers - Net.................    Ps.2,880.9     Ps.1,924.7     Ps.1,518.5     Ps.1,832.3     Ps.2,181.0   US$   226.8
Accounts receivable due from
   related parties - Net...........         287.1          206.8          250.8          220.9          172.8          18.0
Inventories........................       1,896.2        2,789.7        2,619.5        2,642.0        2,861.4         297.5
Total current assets...............       5,674.1        6,106.7        6,702.5        6,569.8        7,943.9         825.9

Property, machinery and equipment
   - Net...........................       1,024.2        2,211.5        2,624.7        3,779.7        3,675.5         382.1
Total assets.......................       9,223.4       11,245.3       12,060.5       12,876.4       14,175.5       1,473.8
Total current liabilities..........       2,713.0        4,714.5        4,682.3        5,512.5        5,108.1         531.1
Short-term debt....................       1,043.2        2,363.7        1,887.0        2,236.9        1,542.5         160.4
Long-term debt.....................       1,442.7        1,207.1        2,653.3        1,676.0        2,783.5         289.4
Total debt.........................       2,485.9        3,570.8        4,540.3        3,913.0        4,326.0         449.8
Total stockholders' equity.........       5,050.2        5,298.2        4,575.1        5,107.1        5,464.0         568.1

U.S. GAAP
Accounts receivable from
   customers-Net...................       2,880.9        3,189.0        3,109.8        3,877.8        4,869.7         506.3
Inventories........................       1,896.2        2,750.3        2,619.5        2,642.1        2,685.4         279.2
Total assets.......................       7,828.8       10,936.2       11,626.6       12,723.4       15,132.5       1,573.3
Short-term debt....................       1,043.2        3,436.9        1,887.1        2,454.9        2,502.5         260.2
Long-term debt.....................       1,325.3        1,170.1        3,831.4        2,758.0        4,146.0         431.1
Majority stockholders' equity......         949.9        1,156.9          375.6        1,343.0        1,844.9         191.8

Other Financial Data (unaudited):
Capital expenditures...............         412.8        1,141.0          743.4          498.9          441.7          45.9
Gross margin.......................          38.0%          38.7%          40.7%          40.8%          42.7%         42.7%
Operating income margin............           9.9%          12.1%          10.9%          10.9%          11.3%         11.3%
Stores opened at period end........           521            680            819            946            950           950
Number of open installment
   accounts........................       889,921        948,054        682,163        812,676        923,546       923,546
Store space (square feet)..........     3,315,909      4,559,129      5,699,129      6,965,660      7,001,848     7,001,848
Earnings-to-fixed charges..........          2.5x           2.4x           1.7x           1.9x           2.2x          2.2x

----------------

(1) The U.S. dollar amounts represent the peso amounts as of December 31, 2000, translated at the exchange rate of Ps. 9.618 per U.S. dollar (Noon Buying
     Rate) and are unaudited.

(2) The extraordinary item in 1996 results from the sale of Servicio Mexicano de Entregas, S.A. de C.V. to American Rapid Corporation for Ps.187.6 million.

(3) Up to December 31, 1999, we included equity in income (loss) of CASA as part of Merchandise, services and other revenues, and the amortization of CASA goodwill was included in Cost of merchandise sold and of services. As of January 1, 2000, we changed the presentation of both items to include them in a separate line after the income after taxes. For purposes of this table, all periods are presented using the current presentation.

(4) Comprehensive financing cost does not include interest income and expense associated with our receivables portfolio. See "Item 5. Operating and Financial Review and Prospects--Accounting for Installment Sales."

(5) After giving effect to the ten-to-one split of our common stock, which was authorized on August 15, 1997, each GDS currently represents 10 CPOs, while each CPO continues to represent two B Shares and one L Share.

Exchange Rates

         Mexico has had a free market for foreign exchange since 1991. Prior to December 1994, the Mexican central bank, Banco de Mexico, kept the peso-U.S. dollar exchange rate within a range prescribed by the government through intervention in the foreign exchange market. In December 1994, the government suspended intervention by Banco de Mexico and allowed the peso to float freely against the U.S. dollar. The peso declined sharply in December 1994 and continued to fall under conditions of high volatility in 1995. In 1996 and most of 1997, the peso fell more slowly and was less volatile. In the last quarter of 1997 and for much of 1998, the foreign exchange markets were volatile as a result of financial crises in Asia and Russia and financial instability in certain countries, including Brazil and Venezuela. The peso declined during this period, but has been relatively stable in 1999 and 2000. There can be no assurance that the government will maintain its current policies with regard to the peso or that the peso will not further depreciate or appreciate significantly in the future.

         The following table sets forth, for the periods indicated, the period-end, average, high and low, Noon Buying Rate, expressed in pesos per U.S. dollar, published by the Federal Reserve Bank of New York. The rates have not been restated in constant currency units. All amounts are stated in pesos.

                                               Free Market Rate(1)

                                 -----------------------------------------------
                                                                         Period

Year Ended December 31,             High         Low      Average(2)       End
-----------------------             ----         ---      -------          ---
1996                                 8.05       7.33         7.63          7.88
1997                                 8.41       7.71         7.96          8.07
1998                                10.63       8.04         9.24          9.90
1999                                10.60       9.24         9.56          9.48
2000                                10.09       9.18         9.46          9.62

2000:
        November                     9.648      9.371
        December                     9.618      9.370

2001:
        January                      9.972      9.665
        February                     9.780      9.657
        March                        9.706      9.485
        April                        9.422      9.187
        May                          9.291      8.946
-------------------
(1)  Source: Federal Reserve Bank of New York.
(2)  Average of end-of-month rates.

         On June 28, 2001, the Noon Buying Rate was Ps. 9.060 to U.S.$1.00.

Dividends

         The declaration, amount and payment of dividends are determined by majority vote of the holders of the A and B Shares and generally, but not necessarily, on the recommendation of the Board of Directors. Dividends are declared in the first quarter of each fiscal year based on our audited financial statements for the preceding fiscal year. The amount of any such dividend would depend on, among other things, our operating results, financial condition and capital requirements, and on general business conditions.

         Under our Amended and Restated Bylaws and the Mexican General Corporate Law, the gross profits of our company are applied as follows:

         At the annual ordinary general meeting of our shareholders, the Board of Directors submits our financial statements for the previous fiscal year, together with the report thereon by the Board, to the holders of A Shares for approval. Once the financial statements have been approved by the holders of A Shares, the holders of A and B Shares determine the allocation of our net profits for the preceding year. They are required by law to allocate at least 5% of such net profits to a legal reserve, which is not available for distribution except as a stock dividend, until the amount of the legal reserve equals 20% of our historical capital stock (before the effect of restatement). Thereafter, the holders of A and B Shares may determine and allocate a certain percentage of net profits to any general or special reserve, including a reserve for open-market purchases of our shares. The remainder of net profits is available for distribution in the form of dividends to the shareholders provided that the holders of A and B Shares resolve favorably for the distribution of dividends. Holders of B Shares and L Shares (directly or through CPOs) have equal rights, on a per share basis, to dividends.

         On March 30, 2001, we declared a net dividend of Ps. 0.116 per CPO or Ps. 0.038 per A Share, and B and L Share not deposited in the CPO trust. This dividend, which was paid on April 20, 2001, was equal to 7.3% of net profit for the year ended December 31, 2000 or Ps. 142.5 million (approximately US$15,000,000). The dividend payment per GDS was Ps.0.828 in 1998, Ps.0.975 in 1999 and Ps.1.160 in 2000 (all figures are expressed in nominal pesos).

         Under the terms of our indebtedness, we are subject to certain financial covenants that directly or indirectly restrict the payment of dividends. See "Item 5. Operating and Financial Review and Prospects--Liquidity and Capital Resources."

                                  RISK FACTORS

Risks Associated with Grupo Elektra

         Our business is highly dependent on the Mexican economy.

         The success of our business is to a very large extent subject to the cycles of the Mexican economy which in turn are very much influenced by the economy of the United States. Downturns of the Mexican economy directly impact the purchasing power of our target market and the quality of our receivables portfolio. The macroeconomic environment in which we operate is beyond our control. It is a major risk of our business and could have a material adverse effect on the success of our operations.

         Our success depends on our retention of certain key personnel, our ability to hire additional key personnel and the maintenance of good labor relations.

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

         Our future success also depends on our continuing ability to identify, hire, train and retain other qualified sales, marketing and managerial personnel. Competition for such qualified personnel is intense and we may be unable to attract, assimilate or retain them. Our businesses will be harmed if we cannot attract this necessary personnel. In addition, approximately 26% of our employees are members of various unions, and we could incur higher ongoing labor costs and disruptions in our operations in the event of a strike or other work stoppage.

         Our international operations expose us to numerous risks.

         We have retail operations in various foreign countries, including Peru, the Dominican Republic, El Salvador, Honduras and Guatemala, and we intend to pursue opportunities that may arise in these and other countries. Net sales in these foreign countries represented approximately 5.7% of our net revenues in 2000. We are subject to the risks inherent in conducting business across national boundaries, any one of which could negatively impact our business. These risks include:

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

          We may have difficulty in obtaining enough quality, low-cost merchandise.

         Our future success depends on our ability to select and purchase quality merchandise at attractive prices. We have historically been able to locate and purchase quality merchandise, but such merchandise may not be available in the future, or it may not be available in quantities necessary to accommodate our expanding businesses, or it may become subject to higher import taxes than it currently is. We are not generally dependent on any single supplier or group of suppliers. Nonetheless, for white goods, Grupo Mabe and Grupo Vitro, and for electronics, Sony, represent a very significant portion of our supplies. Our business and results of operations may be adversely affected by a disruption in the availability of sufficient quantities of high quality, affordable merchandise.

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

         Our future prospects depend on whether we can deliver our products to our stores in a timely and cost-efficient manner. Substantially all of our inventory is shipped or picked up directly from suppliers and delivered to our nine regional distribution centers in Mexico, and to our distribution centers in each of the other countries where we operate. The inventory is then processed and distributed to our stores. The orderly operation of our receiving and distribution process depends on effective management of our distribution centers and strict adherence to shipping schedules. Our rapid growth puts significant pressure on our distribution and receiving systems. Some of the factors that could have an adverse effect on our distribution and receiving systems are:

         o expansion, replacement and addition of distribution centers to accommodate our growth;
         o    shipping disruptions; and
         o natural or other disasters, because a fire, explosion, hurricane, tornado, flood, earthquake or other disaster at our distribution facilities could result in a significant disruption in the receipt and distribution of goods.

         We may not be successful in our new financial services ventures.

         We may not be able to proceed with the new financial services ventures which we contemplate or have considered (such as our current home finance venture) or such ventures may not be successful. Failure to implement such financial ventures may negatively affect our financial performance, our growth strategy and prospects.

         Our financing arrangements contain restrictions that may limit management's discretion in the operations of our businesses.

         Our existing financing arrangements impose financial and other restrictions on us, including:

          o    limitations on the incurrence of additional debt;

          o    the ability to create liens; and

          o    the ability to dispose of assets.

         Our debt and these financial restrictions are likely to make us more vulnerable to economic downturns, limit our ability to withstand competitive pressures and reduce our flexibility to respond to changing business or economic conditions. See "--Risks Associated with Mexico."

         We rely on our relationship with our affiliates, and any impairment of that relationship may affect our businesses.

         Our main controlling shareholders are Hugo Salinas Rocha's heirs and Esther Pliego de Salinas, who, including the Chairman of our Board of Directors, Ricardo B. Salinas Pliego, are also the controlling shareholders of TV Azteca, the second largest Mexican commercial TV broadcaster. Advertising through the facilities of TV Azteca is an important element of our marketing strategy. Any impairment of our ability to obtain advertising on attractive conditions may have a material adverse effect on our business, results of operations or financial condition.

         We often engage in a variety of transactions with companies owned by our controlling shareholders which may cause conflicts of interest.

         We have engaged and will continue to engage in a variety of transactions with TV Azteca, Biper, Unefon and other entities owned or controlled by Ricardo B. Salinas Pliego and our other controlling shareholders. See "Item 7. Major Shareholders and Related Party Transactions--Related Party Transactions." While we intend to continue to transact business with related parties on an arms-length basis, we cannot assure you that such transactions will be unaffected by conflicts of interest between such parties and us. We have agreed to terms governing our indebtedness which restrict our ability to engage in transactions with our affiliates.

          Loss of existing or future market share to competitors may adversely affect our performance.

         Our businesses are highly competitive in all product categories as a percentage of sales. Earnings primarily depend on the maintenance of high per-store sales volumes, efficient product purchasing and distribution and cost-effective store operations. The retail sector throughout Latin America is fragmented and consumers are served by a number of formats, including traditional formats such as local, independent retail stores, modern formats such as retail chains and department stores, as well as informal outlets such as street vendors and outdoor markets. In general, our competitors in this business include other specialty stores, independent clothing, electronics and appliance stores and department stores, some of which are national and international in scope and may have greater resources than we possess in that specific country. Also, certain major U.S. retailers have established joint ventures with Mexican retailers and have opened stores in Mexico. We expect that other U.S. retailers could do so in the future. Moreover, we believe that NAFTA, which established a North American "free trade" zone and generally eliminates import duties, tariffs and barriers among Mexico, the United States and Canada, will make it easier for U.S. retailers to enter the Mexican market. The free trade agreement between Mexico and the European Union, which became effective on July 1, 2000, will also make it easier for European retailers to enter the Mexican market. We also face significant competition from the informal economy and parallel imports for the products that we carry. There can be no assurance that our performance will not be adversely affected by increased competition, consolidation of the retail sector and more sophisticated competitors from these and other sources.

         There may be an adverse impact on our margins from pricing pressure.

         Pricing competition in the specialty-retailing sector is intense. Pricing pressure from competitors is increasing as the sector consolidates and more competitors are able to benefit from economies of scale and reduce their prices to consumers. We also face pressure on the pricing of the credit we extend to our customers as part of our installment sales program. There can be no assurance that we will be able to maintain or increase our current margins, the reduction of which could have a material adverse effect on our business.

         We may not be able to finance our working capital needs.

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

          Our operating results are likely to fluctuate in future periods and, therefore, are difficult to predict.

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

         Our internet strategy may not succeed, which will impede our growth.

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

Risks Related to the Laws of the Countries in Which We Operate

         A change in consumer-related laws and regulations may have an adverse effect on our financial performance.

         The Ley Federal de Proteccion al Consumidor (the "Consumer Protection Act"), which regulates consumer installment sales in Mexico, became effective on December 25, 1992. This Act does not set a limit on the interest rate a merchant may charge a consumer in an installment sale, and it does not require the merchant to inform the consumer of the effective rate of interest charged. The effective interest rate which we charge for electronics, appliances, furniture and clothing is fixed at the time of the installment purchase. We cannot assure you that in the future, the Mexican Government will not impose limitations or additional informational requirements regarding such rates of interest. A substantial portion of our revenues and operating cash flow is generated by our installment sales program, and any such limitations or additional information requirements could have a material adverse effect on our financial performance. Furthermore, our financial performance could be materially adversely affected by any material change in the regulations governing our collection practices and repossession procedures. The consumer protection laws and their enforcement in the other Latin American countries where we do business are comparable to Mexican law. However, a change in the regulatory environment in Mexico, or in the other countries where we operate, or the imposition of authorization requirements could have a material adverse effect on our operations and our financial performance.

         The Mexican Antitrust Law could prevent us from consummating business combinations which could have an adverse effect on our businesses.

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

         Differences between Mexican GAAP and U.S. GAAP may have an impact on the presentation of our financial information.

         Our consolidated financial statements are audited and published annually, and are prepared according to Mexican GAAP, which differs in certain significant respects from U.S. GAAP. See Note 17 to our financial statements, which provides a description of the principal differences between Mexican GAAP and U.S. GAAP as they relate to us.

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

          We cannot assure you that a registration statement would be filed. In addition, although the Depositary (as defined below) is permitted, if at the time it is both lawful and feasible, to sell preemptive rights and distribute the proceeds of the sale to holders of GDSs who are entitled to the proceeds, sales of preemptive rights are not lawful in Mexico at this time. As a result, U.S. holders of GDSs may not be able to exercise their preemptive rights in connection with future issuances of our shares. In this event, the interest of holders of GDSs in the total equity of our company would decrease in proportion to the size of the issuance. Depending on the price at which shares are offered, such an issuance could result in dilution to holders of GDSs.

         Holders of GDSs and CPOs have limited voting rights.

         Our CPOs have been issued by Banco del Atlantico, S.A. as trustee (the "CPO Trustee") for a Mexican trust (the "CPO Trust"). Each CPO represents financial interests in, and limited voting rights with respect to, two B Shares and one L Share. The GDSs have been issued by The Bank of New York as depositary (the "Depositary"). Each GDS represents 10 CPOs.

          Under the CPO Trust agreement, holders of CPOs who are not Eligible Mexican Holders have no voting rights with respect to the underlying B Shares. Eligible Mexican Holders are Mexican individuals and Mexican corporations whose charters contain a prohibition on ownership by non-Mexicans of the corporation's capital stock. For Mexican law purposes, the Depositary is considered the owner of the CPOs which are represented by the GDSs. Since the Depositary does not qualify as an Eligible Mexican Holder, the Depositary and, consequently, the holders of GDSs have no voting rights with respect to the underlying B Shares. The B Shares that are held in the CPO Trust on behalf of holders of CPOs who are not Eligible Mexican Holders are voted in the same manner as the respective majority of the B Shares are voted at the relevant meeting. Given that a majority of the B Shares are owned by the Controlling Shareholders, if the Controlling Shareholders vote the same way on a matter, the CPO Trustee will be required to vote the B Shares held in the CPO Trust on behalf of holders of CPOs who are not Eligible Mexican Holders in the same manner as the B Shares held by the Controlling Shareholders are voted. See "Item 10. Additional Information--Limitations Affecting Security Holders--Limitations on Voting Rights."

          All holders of GDSs and CPOs, whether or not they are Eligible Mexican Holders, are entitled to give instructions as to the manner in which the CPO Trustee shall vote the L Shares whenever the holders of L Shares are entitled to vote. In the case of the holders of GDSs, those instructions must be given to the Depositary (who in turn conveys them to Banca Serfin, S.A., as Common Representative of the holders of the CPOs (the "Common Representative")). In the case of the holders of CPOs, the instructions must be given directly to the Common Representative. In both cases the Common Representative must receive the voting instructions at least five business days prior to the relevant meeting. See "Item 10. Additional Information--Limitations Affecting Security Holders--Limitations on Voting Rights."

         Under our bylaws and Mexican law, holders of L Shares are entitled to vote only in limited circumstances. Holders of L Shares may elect one of our nine directors and the corresponding alternate, and are only entitled to vote on specific matters, such as changes in our corporate form, certain mergers involving our company, the cancellation of the registration of our shares and actions that would prejudice the rights of holders of L Shares. See "Item 6. Directors, Senior Management and Employees--Directors and Executive Officers--Directors."

         Holders of ADSs are not entitled to attend shareholders' meetings, and they may only vote through the Depositary.

         Under Mexican law, a shareholder is required to deposit its shares with a Mexican custodian in order to attend a shareholders' meeting. A holder of CPOs and GDSs will not be able to meet this requirement, and accordingly is not entitled to attend shareholders' meetings. A holder of GDSs is entitled to instruct the Depositary as to how to vote the shares represented by GDSs, in accordance with procedures provided for in the deposit agreement, but a holder of GDSs will not be able to vote its shares directly at a shareholders' meeting or to appoint a proxy to do so.

         The payment and amount of dividends are subject to covenant restrictions and to the determination of our controlling shareholders.

         The payment and amount of dividends are subject to the recommendation of our Board of Directors and approval by our shareholders. As long as our controlling shareholders continue to own a majority of these shares, they will have as a result the ability to determine whether or not dividends are to be paid and the amount of any dividends. In addition, our indentures contain covenants that restrict, among other things, our payment of dividends.

         The significant share ownership of the controlling shareholders may have an adverse effect on the future market price of the CPOs.

         Approximately 72% of our equity is controlled by the heirs of Hugo Salinas Rocha, including Ricardo B. Salinas and Esther Pliego de Salinas. These controlling shareholders have the power to determine the outcome of substantially all actions requiring shareholder approval, including the power to elect 8 of our 9 directors and to determine whether dividends will be paid. Moreover, actions by our controlling shareholders with respect to the disposition of the shares they beneficially own, or the perception that such actions might occur, may adversely affect the trading price of the CPOs on the Mexican Stock Exchange and the market price of the GDSs. See "Item 7. Major Shareholders and Related Party Transactions--Major Shareholders."

          We have significant transactions with affiliates that create potential conflicts of interest.

         We regularly engage in transactions with affiliates, including entities owned or controlled by our Controlling Shareholders. See "Item 7. Major Shareholders and Related Party Transactions--Related Party Transactions." Transactions with affiliates may create the potential for conflicts of interest. To guard against these potential conflicts of interest, we have established a Related Party Transactions Committee of our Board of Directors to provide an independent review of transactions with affiliates to determine whether these transactions are related to our business and are consummated on terms that are at least as favorable to us as terms that would be obtainable in a similar transaction entered into on an arms-length basis with an unrelated third party.

         Holders of shares may experience dilution as a result of the exercise of stock options with exercise prices substantially below the market price of the shares.

         At December 31, 2000, we had outstanding stock options with respect to approximately 25 million CPOs at exercise prices ranging from approximately US$2.50 to US$4.00 per CPO. In addition to the options currently outstanding, we have in the past issued options at substantially below the then-prevailing market price of our CPOs, and we continue to actively consider doing so in the future. See "Item 6. Directors, Senior Management and Employees--Stock Option Plan."

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

         The market value of securities of Mexican companies is, to varying degrees, affected by economic and market conditions in other emerging market countries. Although economic conditions in such countries may differ significantly from economic conditions in Mexico, investors' reactions to developments in any of these other countries may have an adverse effect on the market value of securities of Mexican issuers. In late October 1997, prices of both Mexican debt securities and Mexican equity securities dropped substantially, precipitated by a sharp drop in value of Asian markets. Similarly, in the second half of 1998, prices of Mexican securities were adversely affected by the economic crises in Asia, Russia and Brazil. We cannot assure you that the market value of our securities would not be adversely affected by events elsewhere, especially in emerging market countries.

         It may be difficult to enforce civil liabilities against us or our directors, officers and controlling persons.

         We are organized under the laws of Mexico, and most of our directors, officers and controlling persons reside outside the United States. In addition, a substantial portion of our assets and their assets are located in Mexico. As a result, it may be difficult for investors to effect service of process within the United States on such persons or to enforce judgments against them, including in any action based on civil liabilities under the U.S. federal securities laws. There is doubt as to the enforceability against such persons in Mexico, whether in original actions or in actions to enforce judgments of U.S. courts, of liabilities based solely on the U.S. federal securities laws.

         The protections afforded to minority shareholders in Mexico are different from those in the United States.

         Under Mexican law, the protections afforded to minority shareholders are different from those in the United States. In particular, the law concerning fiduciary duties of directors is not well developed, there is no procedure for class actions or shareholder derivative actions, and there are different procedural requirements for bringing shareholder lawsuits. As a result, in practice it may be more difficult for our minority shareholders to enforce their rights against us or our directors or controlling shareholders than it would be for shareholders of a U.S. company.

         Our bylaws restrict the ability of non-Mexican shareholders to invoke the protection of their governments with respect to their rights as shareholders.

         As required by Mexican law, our bylaws provide that non-Mexican shareholders shall be considered as Mexican in respect of their ownership interests in our company and shall be deemed to have agreed not to invoke the protection of their governments in certain circumstances. Under this provision, a non-Mexican shareholder is deemed to have agreed not to invoke the protection of his own government by asking such government to interpose a diplomatic claim against the Mexican government with respect to the shareholder's rights as a shareholder, but is not deemed to have waived any other rights it may have, including any rights under the U.S. securities laws, with respect to its investment in our company. If you invoke such governmental protection in violation of this agreement, your shares could be forfeited to the Mexican government.

         Exchange rate fluctuations may affect the value of our securities.

         Fluctuations in the exchange rate between the peso and the U.S. dollar will affect the U.S. dollar value of an investment in our equity securities and of dividend and other distribution payments on those securities. See "--Key Information--Exchange Rates."

Risks Associated with Mexico

          Economic developments in Mexico may adversely affect our business and results of operations.

         We are a Mexican corporation, and the majority of our subsidiaries are also Mexican corporations. As a result, our business may be significantly affected by the general condition of the Mexican economy, by devaluation of the peso, by inflation and high interest rates in Mexico, or by political developments in Mexico.

         Mexico has experienced adverse economic conditions.

         Mexico experienced a severe economic crisis following the devaluation of the peso in December 1994. In recent years, economic crises in Asia, Russia, Brazil and other emerging markets have adversely affected the Mexican economy and could do so again. In 1999, Mexico's gross domestic product, or GDP, increased 3.7% and inflation was 12.3%. In 2000, inflation declined to 9.0%, and according to preliminary figures, real GDP increased by 6.9% in real terms in 2000, as compared with 1999.

         If the Mexican economy falls into a recession or if inflation and interest rates increase significantly, our business, financial condition and results of operations could suffer material adverse consequences because, among other things, demand for our stores' goods may decrease as consumers find it more difficult to pay for our products.

         Depreciation of the peso relative to the U.S. dollar could adversely affect our financial condition and results of operations.

         Our sales volume may decrease following a significant devaluation or depreciation of the peso if consumers spend less on our products as a result. Although the value of the peso relative to the U.S. dollar has stabilized since 1998, any future depreciation or devaluation of the peso is likely to reduce our sales volume, which may have a material adverse effect on our results of operations.

         Declines in the value of the peso relative to other currencies increase our interest costs in pesos relative to our indebtedness denominated in such other currencies. Such declines could also cause us to register foreign exchange losses and could adversely affect our ability to meet our interest and principal obligations under our indebtedness. As of December 31, 2000, we had approximately US $413.7 million indebtedness denominated in U.S. dollars and the equivalent of US $48.8 million denominated in other currencies, and we may in the future incur additional non-peso-denominated indebtedness. The value of the peso has been subject to significant fluctuations with respect to the U.S. dollar in the past and may be subject to significant fluctuations in the future. For example, from January 1, 1995 to March 31, 1996, the Mexican peso depreciated 50.8% to Ps. 7.5375 per U.S. dollar and fluctuated from a high, relative to the U.S. dollar, of Ps. 5.00 to a low, relative to the U.S. dollar, of Ps. 8.14.

         Furthermore, severe devaluation or depreciation of the peso may also result in disruption of the international foreign exchange markets and may limit our ability to transfer or to convert pesos into U.S. dollars and other currencies for the purpose of making timely payments of interest and principal on our indebtedness. While the Mexican government does not currently restrict, and for many years has not restricted, the right or ability of Mexican or foreign persons or entities to convert pesos into U.S. dollars or to transfer other currencies out of Mexico, the government could institute restrictive exchange rate policies in the future. To the extent that there are currency fluctuations, they are likely to continue to have an effect on our financial condition, results of operations and cash flows in future periods.

         Although the value of the peso/U.S. dollar exchange rate has stabilized in recent years, we can give no assurance that the peso will not depreciate in value relative to the U.S. dollar in the future.

         High levels of inflation and high interest rates in Mexico could adversely affect our financial condition and results of operations.

         Mexico has experienced high levels of inflation in recent years. The annual rate of inflation, as measured by changes in the National Consumer Price Index, was 18.6% for 1998, 12.3% for 1999, and 9.0% for 2000. On December 31,
2000, the 28-day Cetes rate was 17.0%. High interest rates in Mexico may adversely affect our costs and thus our financial condition and results of operations.

         Political events in Mexico, including the recent transition to a new presidential administration, could affect Mexican economic policy and our operations.

         Mexican political events may also significantly affect our operations and the performance of Mexican securities, including our securities. In the Mexican national elections held on July 2, 2000, Vicente Fox of the opposition Partido Accion Nacional (National Action Party or PAN) won the presidency. His victory ended more than 70 years of presidential rule by the Partido Revolucionario Institucional (the Institutional Revolutionary Party or PRI). Neither the PRI nor the PAN succeeded in securing a majority in the Congress or Senate.

         President Fox assumed office on December 1, 2000, and to date, there have been no changes in Mexico's economic policies that would adversely affect our business. A change in economic policy, as well as currency instability, could have a material adverse effect on our business, financial condition, prospects and results of operation.

Item 4.  Information on the Company

         Grupo Elektra is a corporation (sociedad anonima de capital variable) organized under the laws of the United Mexican States. Our offices are located at Edificio Parque Cuicuilco (Esmeralda), Insurgentes Sur, No. 3579, Col. Tlalpan La Joya, 14000 Mexico, D.F.

                                    OVERVIEW

History

         Grupo Elektra was founded in 1950, and expanded over the years to become a leading retailer in Mexico with significant operations in a number of other Latin American markets. On March 10, 1999, a syndicate of banks holding a majority equity interest in one of our biggest competitors in Mexico, Grupo SyR, S.A. de C.V. ("Grupo SyR"), together with certain individual shareholders of Grupo SyR, declared Grupo Elektra the winner of an auction to acquire a 94.3% equity interest in Grupo SyR. Grupo Elektra won the auction with a bid of approximately US$77.7 million. In addition, Grupo Elektra acquired tax losses of Grupo SyR of approximately US$385.5 million, with a tax effected benefit of US$135 million.

Corporate Reorganization--Merger

         After the acquisition of Grupo SyR, Grupo Elektra initiated a corporate reorganization to take advantage of certain tax loss carry-forwards reported by Grupo SyR, and to make the corporate structure more efficient.

         The corporate reorganization consisted of the following steps:

         o On July 30, 1999, Salinas y Rocha (the principal operating subsidiary of Grupo SyR) spun off three operating companies: (i) Salinas y Rocha, (ii) Elektra Comercial, S.A. de C.V., and (iii) Elektrafin Comercial, S.A. de C.V.;

         o On November 12, 1999, Corporacion Diprofin, S.A. de C.V. and Articulos Domesticos al Mayoreo, S.A. de C.V., subsidiaries of Grupo Elektra, merged with and into Grupo SyR;

         o On December 8, 1999, Elektra, S.A. de C.V. and Elektrafin, S.A. de C.V., subsidiaries of Grupo Elektra, merged with and into Elektra Comercial, S.A. de C.V. and Elektrafin Comercial, S.A. de C.V., respectively.

         As a result of this corporate reorganization, Grupo Elektra owned 99% of Grupo SyR, which, at that time, had Elektra Comercial, S.A. de C.V., Elektrafin Comercial, S.A. de C.V., Salinas y Rocha and The One as its main operating companies.

         On December 18, 2000, Grupo Elektra merged with and into Grupo SyR. As a result, Grupo SyR, the surviving company, changed its name to Grupo Elektra, S.A. de C.V. and all of the operating companies, including Elektra Comercial, Elektrafin Comercial, Salinas y Rocha and The One are now its subsidiaries.

         We expect to use Grupo SyR's tax credits over the next two to three years.

Significant Subsidiaries

         In December 2000, we concluded a reorganization as part of our merger with Grupo SyR. The table below sets forth all of our direct and indirect significant subsidiaries and the percentage of equity of each subsidiary we owned directly or indirectly as of December 31, 2000.

Name of Company                                                Percentage
---------------                                                ----------

Elektra Comercial, S.A. de C.V.,
a Mexican corporation................................              98.50%
Elektrafin Comercial, S.A. de C.V.,
a Mexican corporation................................              99.10%
Salinas y Rocha, S.A. de C.V.,
a Mexican corporation................................              99.99%
Grupo Hecali, S.A. de C.V.,
a Mexican corporation................................              99.99%
Mi Garantia Extendida, S.A. de C.V.,
a Mexican corporation................................              99.99%
Importaciones Electronicas Ribesa, S.A. de C.V.,
a Mexican corporation................................              99.99%
Inmuebles Ardoma, S.A. de C.V.,
a Mexican corporation................................              99.99%


Our Company

         We are the largest specialty retailing group in terms of number of stores and revenues in Mexico and one of the largest in Latin America, with a significant presence in Peru, El Salvador, Guatemala, Honduras and the Dominican Republic. As of December 31, 2000, we operated 950 retail stores of which 102 are located in five other countries in Latin America. We believe that through our 50 years of operations we have established a leading brand name and market position with regard to all our major products in Mexico.

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

         We operate four store formats that provide specific product mixes to well defined target markets. Our four formats are (i) traditional Elektra stores, (ii) MegaElektra stores, (iii) Salinas y Rocha stores and (iv) The One stores.

         The traditional Elektra and MegaElektra stores sell brand name consumer electronics, white goods, small appliances and furniture targeting low and middle income segments of the Mexican and Latin American population. The Salinas y Rocha stores offer a similar line of products as the Elektra stores but are oriented to a higher socioeconomic bracket, and The One stores sell fashionable clothing targeting mainly younger consumers. This segmentation of our target markets allows us to attract and retain customers throughout their lives.

         We also provide consumer finance in the form of installment sales marketed to customers under the "Credimax" trademark. This is often the only financing option available to the majority of our customers. We believe that our installment sales program increases the number of potential customers, their loyalty and their purchasing power, thereby increasing overall sales and providing low-risk financing income, which results in increased profitability. In addition, in October 2000, we entered into a strategic alliance with Banca Quadrum, a Mexican bank, to offer home mortgage services through our network.

         In addition, we offer a variety of additional services, including telephony services pursuant to an agreement with Unefon, money transfer services, savings account services, photo products and processing services, extended warranty services, and home mortgage services. We have also introduced several new products in our stores, including mobile phone handsets and computers. See "--Additional Services."

                                  OUR BUSINESS

Our Target Market

         Our target market is the middle class of Mexico and Latin America. In Mexico, we define the middle class as the 83% of the population that controls 76% of Mexico's household income. The Mexican Association of Research Agencies has performed studies dividing the Mexican population into demographic groups based on household income:

Demographic Group   Household Income per Month    Percentage of Total Population
-----------------   --------------------------    ------------------------------
       A/B              More than US$7,000                      6%

        C+         Between US$3,000 and US$7,000                9%

        C          Between US$1,000 and US$3,000                26%

        D+          Between US$600 and US$1,000                 22%

        D            Between US$200 and US$600                 27.5%

        E                  Under US$200                         7%

   Our stronghold is the C and D groups. We believe that the "typical" customer of our Elektra stores is a person who is employed, owns his own home and has a household income of approximately US$3,000 per year, but does not own a car and therefore shops in his neighborhood or at locations served by public transportation. Elektra's target market in all of the countries of Latin America is determined according to similar criteria, modified as necessary based on the specific social and economic conditions of each country. The target market for our Salinas y Rocha stores is the Mexican middle and upper-middle class, consumers who we believe have a household income between US$12,000 and US$36,000 per year and between US$36,000 and US$70,000 per year, respectively.

Merchandise and Marketing

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

         Customer Service

         We believe that our commitment to customer service is a significant factor in providing us with a loyal and expanding customer base. Grupo Elektra offers a wide range of customer services, including, among others, a guaranteed 30-day repair service for consumer electronics and appliances and a supplemental, limited warranty on all of our products other than furniture. We also operate a state-of-the-art customer service call-center that is open 365 days a year and staffed with approximately 80 agents. This call-center helps us deliver on our commitment to customer service.

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

         In July 1993, our controlling shareholders, together with an investor group, completed the acquisition of certain media assets including two national television networks, a chain of movie theater properties and a television and movie production studio. In March 1996, we acquired 35.8% of the capital stock of Comunicaciones Avanzadas, S.A. de C.V. ("CASA"), the indirect controlling shareholder of TV Azteca, one of the two national broadcasters in Mexico. Elektra and Television Azteca (a subsidiary of TV Azteca) entered into a 10-year agreement pursuant to which Television Azteca agreed to air at least 300 commercial spots for Elektra per week, totaling 100 minutes per week or 5,200 minutes per year, during otherwise unsold airtime. We pay US$1.5 million annually for such advertising time.

         In December 1998, Elektra entered into a separate 5-year agreement pursuant to which TV Azteca agreed to air commercial spots for Elektra at discount rates based on the gross rating points assigned to the airtime chosen by Elektra for each commercial spot. At least 60% of the commercial spots must be aired during "stellar" airtime, i.e. from 7:00 p.m. to midnight, and half of this 60% (30%) of all commercial spots must be aired during "prime" airtime, i.e. from 9:00 p.m. to 11:00 p.m. The remaining 40% may be aired during airtime other than from 7:00 p.m. to midnight. Under this agreement Elektra determines each year how much airtime to purchase from TV Azteca for that particular year. Elektra purchased Ps. 42.0 million of airtime under this agreement in 1999 and no airtime in 2000.

         On February 17, 2000, Elektra and TV Azteca entered into an additional one-year agreement pursuant to which TV Azteca will air commercial spots for Elektra at rates based on the rating points assigned per program. At December 31, 2000, Elektra had purchased airtime amounting to Ps.50.9 million under this contract.

         We believe that our in-house advertising department provides us with valuable cost savings. Our annual expenditures for advertising were 2.1%, 2.1% and 1.7% of total revenues during 1998, 1999 and 2000, respectively. Approximately 27.1% of our advertising expenditures in 2000 was spent on television advertising, 24.8% was spent on radio advertising, and the remainder was spent on various other forms of advertising, including the printing of promotional circulars. We traditionally offer certain seasonal promotions on predetermined dates each year, including Christmas and Mother's Day.

         We believe our relationship with TV Azteca enhances our ability to effect our promotion strategy relative to other national and regional specialty retailers and to develop brand awareness of all our brands. See "Item 7. Major Shareholders and Related Party Transactions--Related Party Transactions."

         Suppliers

         Three of Elektra's and Salinas y Rocha's suppliers, Grupo Mabe, Sony and Grupo Vitro, together accounted for more than 27% of our aggregate purchases of merchandise in the year ended December 31, 2000. Grupo Mabe accounted for 10% of merchandise, Sony accounted for 8% and Grupo Vitro accounted for 9%. No other supplier represented in excess of 10% of our purchases.

Installment Sales Program

         We finance customer purchases through our Elektrafin subsidiary. Our pricing strategy is to provide customers with a choice of a cash price or an alternative installment purchase price.

         The effective rate of interest that we charge for our merchandise is determined at the time of an installment purchase and is a fixed rate. We believe that the weekly payments charged to our customers are competitive with those of competitors who offer similar programs. We do not provide a statement of the effective interest rate included in the installment sales price to the customer. The installment sales program is regulated by the consumer protection legislation of the countries where the respective customers are located. In Mexico, the Consumer Protection Act imposes no ceiling on the interest rate a merchant may charge a consumer in an installment sale and does not require disclosure of the effective rate of interest charged by the merchant. The following table sets forth certain information concerning the consolidated installment sales program for all of our operations:

                                                                                  As of and for the Year
                                                                                    Ended December 31,
                                                                       ----------------------------------------
                                                                           1998            1999            2000
                                                                           ----            ----            ----
                                                                       (in millions of Ps. as of December 31, 2000)
Accounts receivable retail customers-net (at period end)(1)......          1,464.8         1,829.2         2,177.9
Installment sales as a percentage of merchandise revenues(2).....             66.9%           66.4%           69.4%
Total number of open accounts (at period-end)(1).................          682,163         812,676         923,546
Average balance per retail customer (Pesos)......................          2,147.2         2,250.9         2,358.2
Reserve for doubtful accounts after reduction for write-offs as a
   percentage of gross retail receivables after write-offs(3)....              6.4%            4.8%            5.7%
Annualized weighted average cost of receivables financing(4).....             16.7%           17.7%           15.9%

--------------
(1) Net of receivables securitization and net of allowance for doubtful accounts.
(2)  Includes mark-up on installment sales.
(3)  Net of receivables securitization.
(4)  Includes factoring and unsecured bank debt used to finance the receivables.

         We have provided in-store credit to our customers in our Elektra stores since 1957 and have introduced the same system in the other store formats through the years. Since our target customers are the segment of the Mexican population that typically has not had access to consumer credit, we have found the availability of an installment sales program to be an important factor in customers' purchasing decisions. We believe that the availability of an installment sales program also strengthens customer loyalty and increases overall revenues and provides us with additional income from a relatively conservative credit portfolio.

         Credit Approval

         Approval for an installment purchase of electronics, appliances, white goods or furniture requires the customer to complete an application form, execute a credit contract and a promissory note, provide an official form of identification containing a photograph, a recent payroll receipt or income tax payment receipt, where an individual is self-employed, and evidence of home ownership, such as a receipt for property taxes. In addition, a second party is normally required to guarantee the promissory note if the customer does not meet the applicable financial requirements or does not own a home. We investigate the customer's and second party's credit prior to delivering the merchandise. Generally, we will not grant the customer credit if the weekly payments would be in excess of 20% of the customer's weekly gross income, or 12.5% at The One. A regional manager must approve installment sales where the amount being financed is in excess of Ps.5,500 and an area manager must approve installment sales where the amount being financed is in excess of Ps.9,000. Since there is no credit bureau in Mexico that reports on consumer credit (other than on more affluent consumers with credit cards), an employee personally visits the customer's residence to confirm the accuracy of the credit application. Although these policies and procedures are generally applied throughout our retail sales network, store managers and credit managers have the discretion to deviate, within certain limits, from these policies when they find it is appropriate. The verification period usually takes less than 24 hours. If approved for credit, the customer makes weekly payments in cash at the Grupo Elektra store where he made the purchase. Due to the lack of widespread telephone service among our customers, we personally visit many of our credit customers. We have processed and carried out investigations on over four million credit applications since 1993, creating a valuable computerized database of information on our customers.

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

         Our accounting policy is to record five percent of the value of the cash price of the merchandise sold pursuant to our installment sales program, plus the mark-up, less the downpayment, if any, as a provision for doubtful accounts. We write off all the outstanding balance of accounts receivable once the amount past due becomes equal to 13 weekly payments but we continue collection efforts after writing off accounts receivable.

Information Systems

         We have developed in-house a state-of-the-art point-of-sale information system, which allows centralized real time seamless management of our inventory. Our management information systems utilize point-of-sale scanners at individual stores to generate real-time information on sales, gross margins, inventory tracking, replacement requirements, merchandise mix, expenses and current versus historical performance. In addition, we use a system which provides real-time satellite communication between individual stores and our headquarters, which has improved the speed and efficiency with which merchandise is delivered from the distribution centers to the stores.

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

         Capital expenditures for information systems were Ps. 127.8 million (US$12.4 million) in 1998, Ps. 80.3 million (US$12.4 million) in 1999 and Ps.
312.0 million (US$32.4 million) in 2000.

Seasonality

         For a discussion of the seasonal fluctuations in our sales, see "Item
5. Operating and Financial Review and Prospects--Seasonality of Sales."

Employees

         As of December 31, 2000, we employed approximately 19,442 people on a full-time basis in our operations. None of our operating companies has any employees directly, as personnel services are provided by our other subsidiaries. We employ part-time employees to meet seasonal needs as necessary. See also "Item 6. Directors, Senior Management and Employees--Employees."

         Each employee's compensation package is comprised of a fixed salary and commission, based on company profit, operation volume and personal performance. If the employee does not meet the minimum personal performance standard, the employee only receives a fixed salary. Newer employees, during the first three months of their employment, usually receive only their fixed salary. After 3 months, most employees surpass the minimum personal performance standards and receive their fixed salary in addition to compensation based on performance. On average, an employee's fixed salary is approximately 35% of his total compensation, with the remaining 65% of the compensation based on a variable scheme. This structure applies to salespeople, collectors and investigators. The employee's total variable compensation is unlimited.

         Credit, store, regional and area managers are compensated by a combination of a fixed salary and performance bonuses for each business unit they manage. The performance bonus that a manager can receive from each unit is capped. Administrative personnel and the executive level employees are evaluated each trimester based on pre-established financial and operational goals, and based on the results, receive a performance bonus. On average, the fixed salary of an employee at this level represents approximately 65% of their total compensation, and the bonus represents the remaining 35%.

         This compensation program has contributed to the successful implementation of our business strategies, and our successful employees receive a compensation package well above the market average.

         We recruit employees through advertisements at each store and recruitment at high schools and universities. Our policy is to hire store employees from within the local community where the store is located to offer better customer service.

         Training of Personnel

         We consider the training of our staff a high priority to ensure the highest levels of customer service. We recognize that the success of our retail operations ultimately depends in large measure on the level of service provided by its personnel. Every employee, from a cashier to a division manager, receives a description of his or her responsibilities and on-going training to help them develop the professional and personal characteristics necessary to provide Elektra's customers with the highest level of service. Employees are regularly briefed on the performance of their store and our operations as a whole. Since 1997, we have trained more than 48,000 employees at Elektra University, our in-house school of excellence, which includes model Elektra and The One stores and offers over 120 educational programs. Elektra University also provides employees with skills training designed to train new employees and to keep current employees informed of changes and modifications to our operating procedures, as well as to demonstrate new products. New store employees generally receive two weeks of training at Elektra University prior to assuming responsibilities, and new store manages and credit managers, as well as new sales and credit regional managers, receive one month on average of training at Elektra University. In addition, we offer continuing education programs to our existing employees. In 2000 there were 2 of these programs, known as "Diplomados", that consisted of 230-hour-long courses designed to develop management skills for our store, regional and administrative managers. More than 10,260 managers and employees undertook these courses during 2000. These courses are taught at the Centro de Desarrollo Empresarial y Ejecutivo of the Instituto Tecnologico y de Estudios Superiores de Monterrey, one of the most prestigious business schools in Mexico.

Trademarks

         Our trademarks, including "Elektra", "MegaElektra", "Salinas y Rocha" and "The One", are registered with the Mexican Institute of Intellectual Property of the Ministry of Commerce and Industrial Development. We continue to invest in strengthening the protection of our trademarks through registration with the appropriate authorities in each country where we do business. In addition, we have an ongoing program in all countries in which we have businesses to protect our brand names against piracy.

Capital Expenditures and Divestitures

     Capital Expenditures

         Capital expenditures in 2000, 1999 and 1998 were Ps.441.7 million, Ps.498.9 million and Ps.743.4 million, respectively. All were financed from both bank debt and resources provided by our operations. Our principal capital expenditures during 2000, 1999 and 1998 consisted of computers, machinery, fixtures, automobiles.

         Our capital expenditures are expected to be approximately Ps.772.5 million for 2001. Projected capital expenditures include the cost of opening new stores, expanding existing stores, enlarging our distribution network and investing in technology and systems.

     Capital Divestitures

         In June 1999, we sold certain assets and leasing rights of certain department stores acquired from Grupo SyR. We recorded a Ps. 220.0 million loss in the sale against the negative goodwill.

Our Strategy

         We seek to further expand our sales and increase our profitability by capitalizing on our position as a leading distributor of electronics, basic household goods, clothing and services in Mexico and elsewhere in Latin America and by leveraging our distribution network and customer base to offer new financial services and launch new ventures. Key elements of our strategy include:

         Mass Market Focus. We provide affordable goods and services to our target market, which is young and growing and includes the majority of the population in Mexico and those countries where we operate. The Mexican middle class, which we have served for the past 50 years, is made up of 78 million Mexicans. We primarily target young customers, who are establishing new households every year and are relying on Elektra for their furniture, consumer electronics, appliances and white goods.

         Growth Strategy. We believe that with 950 stores as of the end of 2000, we have reached the size and market exposure necessary to establish our leadership in the specialty retail sector in Mexico and in the countries of Latin America where we have a presence. In this regard, we expect conservative growth in the future. We are focusing on a qualitative growth approach, including the conversion of all of our traditional stores into MegaElektra stores. The keys to our growth strategy include:

         o Investment in Technology. We will continue to develop information and merchandise management systems that will allow us to achieve even more efficient management of our high-volume operations and to take full advantage of the satellite communications network that links most of our stores. As part of these efforts, we entered into an agreement with Manugistics, a global leader in intelligent solutions for supply chain management, under which Manugistics will implement its inventory forecasting system in our stores.

         o Investment in our Employees. Both in our stores and through our state-of-the-art-training center, Elektra University, which offers actual store environments and multi-media computer equipment, we will continue to emphasize the individual responsibility of our employees while providing them with extensive training in our corporate standards of excellence. We will also continue to motivate our employees with career advancement opportunities and with cash bonuses, incentive programs, public recognition and a company-wide stock option program. We firmly believe that our workforce is an essential element in the future success of our business.

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

         International Growth. In 1997, we began to operate stores outside of Mexico. As of December 31, 2000, we operated 102 MegaElektra stores in El Salvador, Guatemala, Honduras, Peru and the Dominican Republic. Elektra follows a "cookie-cutter" strategy through which it transports its store formats and marketing strategies to countries that have similar demographics to those of Mexico. As of December 31, 2000, international operations represented approximately 5.7% of our consolidated revenues. We expect conservative international expansion for the near term.

         E-commerce. We believe that e-commerce will be an important source of our growth. We expect that a dramatic increase in internet access and usage among our traditional target market will occur over the next few years, resulting from lower-cost or free access to the internet, internet access in the workplace, and an anticipated rise in the purchasing power of the middle class. We intend to contribute to and benefit from this increase by distributing internet access and by selling personal computers and low-cost web appliances. The virtual world is a natural extension of our existing "brick & mortar" business units. Our e-commerce effort will focus on the same product lines found in our stores. However, the virtual store will allow for more breadth within the existing product lines.

         We believe that we are well positioned to translate our real-world business strengths into e-commerce business strengths on the internet for the following reasons:

         o    We have strong brands;

         o We have volume and critical mass to attain immediate economies of scale;

         o    We have strong relationships with suppliers;

         o We have access to customers through our store network for both distribution and delivery of goods and customer service;

         o We have advanced logistics systems, including "last mile" distribution; and

         o Our payment system, including our credit program, will make internet shopping easier for the customer.

         We began our e-commerce operations with the launch of our www.theone.com.mx virtual store on February 29, 2000 through which consumers can purchase apparel products. We launched the e-commerce business of Elektra on May 31, 2000 on our website at www.elektra.com.mx. Through these websites, we offer an extended line of products, including high-end merchandise that is not found in our stores. Initially, merchandise ordered through these sites may be paid for with a credit card or a bank deposit and shipped to the customer at the customer's expense or picked-up by the customer at a conveniently located Elektra store. In the future, we plan to introduce our installment programs and other means of payment for the internet site. We believe that this service will appeal both to members of our target market who have access to computers either at home or at their workplace, as well as to customers with incomes greater than those of our traditional target market. We can give no assurances that our e-commerce ventures will be successful.

         On May 9, 2000, we signed a five-year strategic alliance with Todito.com, an internet portal and marketplace for North American Spanish-speakers. Through our indirect shareholding in TV Azteca, we currently own 9.3% of Todito, and as part of the alliance, we were also granted options to acquire up to 3% of Todito's capital stock over an eighteen-month period. The agreement covers the establishment of Todito Internet kiosks in our stores, reciprocal on-line promotion, as well as bilateral e-commerce support. The kiosks sell low-cost computers and web appliances packaged with a Todito Internet connection service. Qualified customers may purchase computer/Internet Service Provider/education packages through our consumer credit program. As of December 2000, we expanded Todito Internet kiosks to approximately 150 Elektra Stores.

         Customer Loyalty. We want to attract the young Latin American consumers with affordable products at Elektra, Salinas y Rocha and The One and, as they mature and their preferences and incomes change, retain their loyalty through the whole store network. In addition to providing credit to support the purchasing habits of our target market, we have developed loyalty programs, such as "cliente amigo", which are aimed at rewarding frequent users of our money transfer services and to encourage future use of such services.

         Investment in Advertising and Publicity. We invest in advertising and publicity to achieve further consumer recognition and deeper market penetration, in particular, through television advertising on TV Azteca, our affiliate.

         Branding. We have implemented a new program called "Building Strong Brands", which focuses on enhancing our brand names. The program consists of several strategies. One such strategy is developing individual brand philosophies and concepts that underline our core values (closeness to the consumer, loyalty, trendiness and trust-worthiness). Our advertising campaign has been redesigned to depart from our traditional focus on low prices and is now stressing consumer value. Finally, we are training our top 100 executives so that they better understand the importance of "branding." We believe that stronger brands will result in the customer's willingness to pay a premium and thus higher margins for our company.

         Enhancement of Consumer Financing Opportunities. We will further emphasize installment sales to increase the number of our potential customers and the purchasing power of those customers, and effectively manage our installment sales program to maintain the profitability and quality of our credit portfolio. We are considering additional opportunities in the finance area that permit us to leverage our customer base, our store network and our consumer finance competencies. We recently entered into a strategic alliance with Banca Quadrum, a Mexican financial institution, to market home mortgages financed by a Mexican government program through our network of Elektra stores. Customers will be able to build a credit history, complete their credit applications and make mortgage payments at Elektra stores through our "Credimax" program. We believe that this alliance will capitalize on our experience in credit approvals and collection efforts while leveraging our extensive consumer base. However, we can give no assurance that this or other projects will proceed and/or succeed.

                                     ELEKTRA

Stores

         In Mexico, we operate (i) 232 "traditional" Elektra stores, 53 of which are operated under our "Bodega de Remates" outlet format, and (ii) 366 "MegaElektra" superstores, in which we offer a broad range of internationally-recognized brand name consumer electronics, small appliances, white goods and household furniture. In Peru, El Salvador, Honduras, Guatemala, and the Dominican Republic, we operate 102 MegaElektra superstores.

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

Property, Plant & Equipment

         The following table sets forth information with respect to the value of our property, plants and equipment as of December 31, 2000.

                                             As of and for the Year Ended December 31, 2000
                                       ---------------------------------------------------------
                                             (in millions of Ps. as of December 31, 2000)                 Assets under
                                                                                                        capitalized lease
                                                             Assets owned                                  agreements
                                                                                                            Net Book
            Category                                        Net Book Value                                  Value(1)
------------------------------          --------------------------------------------------------        ------------------

                                                             Central and
                                           Mexico           South America           Total                    Total
                                        -----------        --------------       ----------------        ------------------
Land...........................          Ps.  864.1           Ps. 16.1            Ps.  880.2              Ps.   93.7
Buildings......................               726.1               26.4                 752.5                     7.0
Investment in stores...........               399.5              142.2                 541.7                     -
Computer equipment.............               440.9               26.2                 467.1                   227.8
Communication equipment........               180.9               14.0                 194.9                     -
Transportation equipment.......               190.3               10.5                 200.8                     3.4
Furniture and fixtures.........               327.3               57.1                 384.4                    12.8
Machinery and equipment........               318.4               35.2                 253.6                     2.0
                                       ------------        -----------           -----------             -----------
    Total......................        Ps.  3,347.5        Ps.   327.7           Ps. 3,675.2             Ps.   346.7
                                       ============        ===========           ===========             ===========
-------------------
(1)  Included in total fixed assets.

Merchandise and Marketing

         Merchandise Selection

         We offer our products at several different price points with the greatest inventory depth at the middle to low price levels. In addition, we sell Elektra-brand products at prices that are generally lower than the internationally-recognized brand name products that we sell in the same product category. Consumer electronics, which consist of video and audio equipment, as well as pagers, constitute our leading product category. We purchase the products that we sell from various domestic and international suppliers. See "--Our Business--Merchandise and Marketing," and "--Elektra--Elektra in Latin America--Merchandise and Marketing."

         Purchasing

         An important element of our marketing strategy is our ability to offer a wide selection of brand name products to our customers. We currently have a network of approximately 170 suppliers for our electronics, appliances and furniture products. Approximately 3.4% of these products are imported directly. We have developed strong relationships with both the world's major suppliers of electronics and household appliances and well-established local manufacturers of furniture and household goods. We always maintain an offering of our product lines through a variety of vendors.

         Customer Service

         Among the customer services we offer is a guaranteed 30-day repair service for our consumer electronics and appliances. Under this program, if a product cannot be repaired within 30 days, we provide the customer with a replacement product until the original product has been repaired. During the period of repair, payments and interest on the product are suspended. We also supplement the manufacturer's warranty with a limited warranty that provides a minimum of 12 months of warranty coverage on all of our products except furniture (which carries a 90-day warranty on materials and workmanship) and 18 months of warranty coverage on most televisions and major appliances. See "--Additional Services--Extended Warranties." From January 1997 through May 2001, we have sold 1.4 million extended warranty policies. We also offer a 30-day refund and exchange policy on all of our products and operate a state-of-the-art customer service call center in Mexico that allows us to respond to customer inquiries and needs.

Installment Sales Program

         Credit Sales

         Elektra customers can choose to pay for merchandise on a weekly basis for a period ranging from 13 to 53 weeks.

         Elektra's total credit sales in 2000 represented 63.4% of our consolidated merchandise revenues. As of December 31, 2000, 53-week plan sales represented 28.1%, the 39-week plan sales represented 27.9%, the 26-week plan sales represented 40.2% and the 13-week term plan sales represented 3.8% of the total amount of Elektra's installment sales.

         During the fourth quarter of 2000, Elektra promoted the 53-week plan (which has a higher rate of mark-up or interest than our other plans) in an effort to increase our margins. As a result, the average payment term was 44 weeks as of the end of 2000. This will gradually decline in 2001, as the trend is to shorten the term.

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

ELEKTRA IN MEXICO

Stores

         At December 31, 2000, we operated a total of 598 Elektra stores in Mexico, including 366 MegaElektra superstores and 232 traditional Elektra stores (53 of which are operated as Bodega de Remates outlet stores). As of December 31, 2000, the total store area of Elektra stores in Mexico was 4,574,145 square feet, which reflects a 10% compound annual growth rate since 1996. At December 31, 2000, we owned 105 Elektra stores and leased 493 Elektra stores under one-year leases that typically allow us to renew such leases automatically for up to nine successive years.

         The following table sets forth certain statistics for traditional Elektra and MegaElektra stores in Mexico as of December 31, 2000:

                                        Traditional
                                         Elektra(1)     MegaElektra      Total
                                         ----------     -----------      -----

Number of stores......................          232          366         598
Aggregate store area (square feet)....    1,140,888    3,433,257   4,574,145
Number of store employees(2)..........        2,896        2,191       5,087

-------------
(1)  Including 53 Bodega de Remates outlet stores.
(2) Does not include our corporate or collections staff, which is provided by our other subsidiaries.

         Location

         We operate Elektra stores in 31 Mexican states and the Federal District. The following table sets forth information with respect to the distribution of our traditional and MegaElektra stores in Mexico as of December 31, 2000:

                                      Number of Stores                             Store Area (square feet)(1)
                       --------------------------------------------      ---------------------------------------------
                                                            % of all                                        % of Total
        Zone           Traditional(3)     MegaElektra        Stores       Traditional     MegaElektra       Sales Areas
-----------------      -------------     -------------   -------------   -------------   -------------     -------------
Mexico City(2)....          66                98             27.4           331,862         924,857            27.5
Metro-North-Bajio.          16                23              6.5            93,312         191,070             6.2
Metro-South-Center           7                26              5.5            44,369         232,597             6.1
Northeast Frontier          34                57             15.2           146,830         558,970            15.4
Pacific Frontier..          27                58             14.2           135,044         574,341            15.5
West-South........          50                56             17.7           237,409         513,708            16.4
Southeast.........          32                48             13.4           152,062         437,714            12.9
Total.............         232               366            100.0%        1,140,888       3,433,257           100.0%
                           ===               ===            ======        =========       =========

--------------
(1)  Based on total surface area of each store.
(2)  Includes the metropolitan area.
(3) The Traditional format includes 53 Bodega de Remates outlet stores nationwide.

         Expansion Plan

         We anticipate opening approximately 13 additional MegaElektra stores in Mexico in 2001. In addition, we intend to convert all of our existing traditional Elektra stores in Mexico to the MegaElektra superstore format either by renovation or relocation within the next two years.

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

         The following table provides a history of our traditional and MegaElektra stores in Mexico since 1997:

                                                1997    1998    1999    2000
                                               ------  ------  ------  ------
Traditional Stores:
    Number of stores open at
    beginning of period........................  261    254    235      232
    Number of new stores opened................   19      2      5        2
    Number of stores converted to
    MegaElektra stores.........................  (25)   (19)    (6)      (0)
    Number of stores closed....................   (1)    (2)    (2)       2
                                                 ---    ---    ---      ---
    Number of Traditional stores open at
    end of period..............................  254    235    232      232

MegaElektra Stores:
    Number of stores open at beginning
    of period..................................  197    272    346      366
    Number of new stores opened................   50     56     16        0
    Number of stores opened by
    conversion of Traditional stores...........   25     19      6        0
    Number of stores closed....................    0     (1)    (2)       0
                                                 ---    ---    ---      ---
    Number of MegaElektra stores
    open at end of period......................  272    346    366      366
Traditional Stores and MegaElektra Stores:
    Number of stores open at
    beginning of period........................  458    526    581      598
    Total number of stores open at
    end of period..............................  526    581    598      598

Store Operations

         Our store operations in Mexico are organized into six operating areas. The operating areas contain four to five geographical regions, with each region consisting of nine to fifteen stores. Our management structure provides that store managers generally report to regional managers, who report to area managers who, in turn, report to management at our headquarters in Mexico City.

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

Merchandise and Marketing

         Our centralized merchandising and buying group for Mexico consists of a staff of seven buyers. Our buyers are assisted by a sophisticated management information system that provides them with current inventory, price and unit sales information by SKU, thus allowing us to react quickly to market changes and to avoid inventory shortages or surpluses. We believe that our centralized purchasing system enhances our buying power and increases our ability to obtain favorable pricing and delivery terms from our suppliers.

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

Installment Sales Program

         The following table sets forth certain information concerning the installment sales program of Elektra's operations in Mexico:

                                                                          As of and for the year
                                                                            ended December 31,
                                                        ---------------------------------------------------------
                                                             1998                  1999                  2000
                                                        ------------           ------------          -----------
                                                                 (in millions of Ps. as of December 31, 2000)
Accounts receivable retail customers - net
     (at period end)(1)                                  Ps. 1,039.0           Ps. 1,175.7           Ps. 1,400.7
Installment sales as a percentage of
     merchandise revenues(2)                                   68.3%                 67.0%                 70.8%
Total number of open accounts (at period end) (1)            376,030               383,258               464,475
Average balance per retail customer (Pesos)                  2,763.1               3,067.6               3,015.6
Reserve for doubtful accounts after reduction
     for write-offs as a percentage of gross
     retail receivables after write-offs(3)                     6.2%                  4.3%                  6.2%
Annualized weighted average cost of
     receivables financing(4)                                  16.7%                 16.9%                 15.0%

----------------
(1) Net of receivables securitization and net of allowance for doubtful accounts.
(2)  Includes mark-up on installments.
(3)  Net of receivables securitization.
(4)  Includes factoring and unsecured bank debt used to finance the receivables.

Competition

         Our electronics, appliance and furniture retail business is highly competitive. Including cash and credit operations, we believe that Elektra's margins are among the highest in the retail sector of Mexico. Earnings primarily depend upon the maintenance of high per-store sales volumes, efficient product purchasing and distribution and cost-effective store operations. The Mexican retail sector is highly fragmented and consumers are served by a number of formats, including traditional formats such as local, independent retail stores, modern formats such as retail chains and department stores, and informal outlets such as street vendors and markets. Management believes, however, that no competing business has the combination of a specialization in consumer electronics, major appliances and household furniture, national coverage, availability of an installment sales program and experience selling to the middle class that we possess. In addition, department stores and discount clubs that carry the same merchandise lines generally offer less product variety than we do.

         Certain international retailers have established joint ventures with Mexican retailers and have opened stores in Mexico. We expect that other international retailers will do so in the future. Moreover, we believe that NAFTA, which established a North American "free trade" zone and generally eliminates import duties, tariffs and barriers among Mexico, the United States and Canada, will facilitate the entry of U.S. retailers into the Mexican market. The free trade agreement between Mexico and the European Union, which became effective July 1, 2000, also facilitates the entry of European retailers into the Mexican market. We also compete against a significant informal market for our products. We believe that our brand recognition, goodwill in our name, 50 years of experience, extended warranties, repair service and credit availability provide us with a competitive advantage over the lower-priced goods sold in this informal market.

          On March 10, 1999, we were declared the winner of an auction to acquire a 94.3% equity interest in our most significant competitor in Mexico, Grupo SyR. See "--Grupo SyR." We continue to face strong regional competition from Singer, Viana, Coppel, Famsa, other regional chains and an estimated 7,000 local, independent retail stores. The following table sets forth certain information concerning what we believe are our primary competitors in Mexico.

                                      Estimated Primary Region    Number of
         Store                               of Operations         Stores(1)
-------------------------          ---------------------------   -------------
Elektra                            Nation-wide                        800(2)
Singer                             Nation-wide                        157
Famsa                              Northeast                          201
Coppel                             Northwest                          115
Ceteco                             Southeast                           38
Independent retail stores          Nation-wide                  Approx. 7,000

---------------
(1)  Estimates of Grupo Elektra, as of December 31, 2000.
(2)  Includes Elektra and Salinas y Rocha stores.

         With 164 Elektra stores in the Mexico City metropolitan area, we believe that we are a leading specialty retailer of consumer electronics, small appliances, white goods and household furniture in that region. In Mexico City, we consider Singer to be our major competitor in the electronics, small appliances and white goods retail market. Except for Singer, in regions of the country outside Mexico City, most of our formal competitors are regional and local department and specialty stores. We believe that, through our Elektra operations, we are well-positioned to compete in all of our markets in Mexico.

Employees

         As of December 31, 2000, we employed approximately 9,653 people on a full-time basis at our Elektra operations in Mexico. Approximately 25% of our employees who worked in Elektra stores worked in Mexico City and the remaining employees were located throughout the rest of the country. Approximately 20% of our full-time employees who worked in Elektra stores were represented by one of five unions. We have a collective bargaining contract with each of our unions. Mexican labor laws require union contracts to be reviewed and renegotiated yearly, with respect to salaries, and every other year with respect to fringe benefits. The average salary increase contained in each of the new collective bargaining agreements during the past year for the union employees referred to above was above the average inflation rate in Mexico. We believe our relations with the employees involved in Elektra and Elektrafin operations are good; we have not experienced a strike since 1983.

Portfolio Securitization Program

         We utilize Elektrafin, a subsidiary of Grupo Elektra, to securitize our receivables. In July 1997, we completed our initial securitization of Ps.625 million (nominal), and in December 1997, we completed a second offering of Ps.241 million (nominal) in Ordinary Participation Certificates ("CPOs") on the Mexican Stock Exchange. These two programs have been fully repaid. In April 1998, we launched a Ps.793.3 million (nominal) four-year revolving securitization program, the first of its kind in Mexico. The yield is based on 28-day-Cetes rate plus 225 basis points. In December 1998, we launched a two-year revolving securitization of receivables in an offering of Ps.200 million (nominal) with a yield of Tasa de Interes Interbancaria de Equilibrio ("TIIE") plus 125 basis points. This program was fully repaid in February 2000. In September 1999, we issued a three-year revolving securitization of receivables in an offering of Ps.200 million (nominal), at a rate equal to the higher of TIIE plus 150 basis points or a yield indexed to the UDI (inflation indexed units of accounts) over 28 days. In April 2000, we launched a four-year revolving securitization of receivables in an offering of 127 million UDIs, equivalent to Ps.350.8 million (nominal), with a yield of 91-day UDI plus 8.35%. Nacional Financiera, S.N.C., Fiduciary division, acted as the fiduciary issuer of the CPOs. Our first three revolving securitizations programs were rated "AA," "AAA," and "AA+" by Fitch IBCA, and "MAA," "MAAA," and "MAA" by Duff and Phelps, respectively. Our last revolving securitization program was rated AAA(mex) by Fitch IBCA. In March 2001, we launched a three-year securitization of receivables amounting to Ps.650 million (nominal) at a rate equal to the higher of TIIE plus 200 basis points or a yield indexed to the 28-day UDI. This securitization was rated "AAA" by Fitch Mexico, S.A. de C.V. Our securitization programs provide attractive financing alternatives. The proceeds are used primarily to pay short-term debt and to finance our working capital. Our securitization programs are arranged on a non-recourse basis. Maintenance of the programs and reinvestment of collection proceeds in new receivables requires compliance with certain overcollateralization, quality and receivables performance standards. See "Item 5. Operating and Financial Review and Prospects--Liquidity and Capital Resources." In the future, we may enter into additional securitization programs.

ELEKTRA IN LATIN AMERICA

General

         In April 1997, we began our electronics, appliances and furniture retail operations in Latin America through the opening of four stores in Guatemala. This was the first step of an expansion process outside Mexico, namely in Guatemala, El Salvador, Honduras, the Dominican Republic and Peru.

         At December 31, 2000, we operated 102 international Elektra stores, reflecting an increase in stores of 3.0% since December 31, 1999. The total store area of these Elektra stores was in excess of 866,753 square feet. We owned 12 of these Elektra stores and leased the others under mid-term leases that typically contain terms from five to ten years.

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

         The populations in the Latin America countries (other than Mexico) in which we currently operate--Guatemala, El Salvador, Honduras, the Dominican Republic and Peru--are young. According to the Latin American and Caribbean Demographic Center, approximately 50% of the population of these countries is less than 24 years of age. We estimate that over 70% of the population of these countries is in the middle class, as we define it, with our stronghold being represented by the lower middle class.

Stores

         The following table sets forth certain operating statistics for our Latin America Elektra stores (outside Mexico) as of December 31, 2000:

                                                                                      Dominican
                                            Guatemala    El Salvador     Honduras      Republic         Peru
                                           -----------   -----------   -----------   -----------     -----------
Number of stores........................          26            14             16            23            23
Aggregate store area (square feet)......     230,618       122,762        137,713       192,265       183,395
Number of store employees (1)...........         241           125            164           176           271
Average selling space (square feet).....       8,870         8,769          8,607         8,359         7,974

-----------------
  (1)  Exclusive of corporate and collections staff.

         As of December 31, 2000, Elektra had 102 MegaElektra stores and 5 distribution centers outside of Mexico, one distribution center in each of the foreign countries in which we operate (El Salvador, Guatemala, Honduras, Peru and the Dominican Republic). Of these stores, 90 are leased.

         Expansion Plan

         In 2001, we anticipate no store openings in the Latin American countries in which we operate.

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

         Our international Elektra stores are open every day of the year, except New Year's Day, usually from 8 a.m. to 8 p.m. A typical international Elektra store has the same staff composition as a MegaElektra store in Mexico. See "--Elektra--Elektra in Mexico--Store Operations."

Merchandise and Marketing

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

         The following table sets forth certain information regarding the warehouses from which Grupo Elektra distributes products to its international Elektra stores:

 Country              Warehouse Location (City)       Warehouse Area (Sq. feet)
---------            ---------------------------     ---------------------------
Guatemala                  Guatemala City                    53,819.5
El Salvador                 San Salvador                     21,527.8
Honduras                   San Pedro Sula                    26,909.8
Dominican Republic         Santo Domingo                     64,583.5
Peru                            Lima                         76,746.7

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

          Our policies for our international retail operations with regard to pricing, customer service and advertising are practically the same as those applied to our operations in Mexico. See "--Elektra--Elektra in Mexico--Merchandise and Marketing." One difference, however, is that every international Grupo Elektra store has an Express Service stand that offers the customer a fast repair service for small appliances and consumer electronics.

Installment Sales Program

         The following table sets forth certain information concerning our installment sales program for our Latin America operations:

                                                              As of and for the year ended December 31, 2000
                                                     ---------------------------------------------------------------
                                                               (in millions of Ps. as of December 31, 2000)
                                                                                              Dominican
                                                     Guatemala   El Salvador     Honduras      Republic        Peru
                                                    ----------- -------------   ----------   ------------     -------
   Accounts receivable retail customers-net (at
      period end)...............................      Ps.72.4       Ps.36.4       Ps.62.7       Ps.65.5      Ps.108.5
   Installment sales as a percentage of
      merchandise revenues(1)...................        69.4%         71.7%         70.3%         81.3%         78.2%
   Total number of open accounts (at period-end)       39,574        20,161        25,135        30,388        47,081
   Average balance per retail customer
      (in Pesos)................................      1,830.4       1,807.4       2,493.7       2,154.4       2,304.6
   Reserve for doubtful accounts as a percentage
      of gross retail receivables...............         0.6%          1.4%          0.8%          1.0%          0.1%
   Annualized weighted average cost of
      receivables financing (2).................        22.3%         17.0%         26.3%         26.0%         15.9%

  -------------
  (1) Includes mark-up on installment sales.
  (2) Includes unsecured bank debt used to finance the receivables.

         Credit Sales

         Total credit sales in 2000 represented 74.2% of our total sales in our international operations.

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

         The following table sets forth certain information based on our estimates concerning our primary competitors in the five Latin American countries outside Mexico in which we operate:

 Country              Competitor          Estimated Number of Stores
---------            ------------       -----------------------------
 Guatemala            Curacao                           32
                      Tropigas                          13
                      JG Alvarenga                      15
 El Salvador          Curacao                           20
                      Prado                             20
                      Tropigas                          8
                      Omnisport                         15
 Honduras             Curacao                           21
                      Tropigas                          12
 Dominican Republic   Curacao                           25
                      Corripio                          24
                      Ray Muebles                       12
                      Antillana                         13
 Peru                 Efe                               15
                      Carsa                             40
                      Curacao                           30

Employees

         As of December 31, 2000, we employed approximately 2,012 people on a full-time basis in our international operations. We employ part-time employees to meet seasonal demand as necessary. None of our employees in the Latin American countries outside of Mexico in which we operate is represented by a union. We believe that our relations with these international employees have been good since inception in 1997. Grupo Elektra has never been subject to a strike by our international employees.

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

                                    GRUPO SyR

Acquisition of Grupo SyR

         On March 10, 1999, a syndicate of banks holding a majority equity interest in Grupo SyR, together with certain individual shareholders of Grupo SyR, declared Grupo Elektra the winner of an auction to acquire a 94.3% equity interest in Grupo SyR. Grupo Elektra won the auction with a bid of approximately US$77.7 million. In addition, Grupo Elektra acquired tax losses of Grupo SyR of approximately US$385.5 million, with a tax effected benefit of US$135 million. Grupo Elektra expects to use these tax credits over the next two to three years. On December 18, 2000, Grupo Elektra merged with and into Grupo SyR, which, as the surviving entity, changed its name to Grupo Elektra, S.A. de C.V.

         At the time of its acquisition by Grupo Elektra, Grupo SyR was a holding company whose principal subsidiary, Salinas y Rocha, was engaged in the sale of furniture, household goods and clothing through 86 traditional stores and 11 department stores. In addition, Salinas y Rocha provided in-store credit lines to its customers through the issuance of Salinas y Rocha credit cards.

         Throughout the last three quarters of 1999, we consolidated the 86 traditional Salinas y Rocha stores into Grupo Elektra, sold 10 department stores to El Puerto de Liverpool, S.A. de C.V. ("Liverpool"), and converted the remaining department store into a Salinas y Rocha superstore. We streamlined the operations of Salinas y Rocha and retrained Salinas y Rocha employees to comply with our standards. In addition, we installed our information and inventory management systems and telecommunications infrastructure in Salinas y Rocha stores, all of which were remodeled and received additional inventory. We also converted the Salinas y Rocha credit program into Elektra's CrediFacil program. Finally, we developed promotional radio and television advertising aimed specifically at Salinas y Rocha's target customers. Management continues the sale of non-core assets, including certain unprofitable real estate holdings.

         Our management believes that the acquisition of Grupo SyR has resulted in an increase in the competitiveness and profitability of both the Elektra and Salinas y Rocha chains of stores. Since their acquisition by Grupo Elektra, the Grupo SyR operations have experienced a positive turn-around. Our management has restructured Grupo SyR by reducing costs, creating more efficient operations and introducing systems and business strategies proven in Elektra operations. Some stores and real estate have been sold, and the remaining stores have been remodeled. In addition, we have reduced the Grupo SyR workforce while imposing efficiencies by introducing store operations similar to those employed by Elektra. Finally, installment sales programs have been reintroduced, following the program used by Elektrafin.

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

         Opportunities for Creating New Value in Salinas y Rocha. We can successfully offer a number of our products and services in Salinas y Rocha stores, including the credit services traditionally offered at Elektra stores. We continue the conversion of Salinas y Rocha customers from the Salinas y Rocha credit system to Elektra's credit system. In addition, we will increase our television advertising efforts in order to promote products offered in Salinas y Rocha stores. As a result, management believes that the expanded variety of products offered at Salinas y Rocha stores should result in higher levels of sales and customer satisfaction.

Target Market

         The target market of Salinas y Rocha's traditional stores is the Mexican middle and upper-middle class, consumers with household income between US$8,000 and US$24,000 per year and between US$24,000 and US$61,000 per year, respectively. Salinas y Rocha's target market is therefore more affluent and has more purchasing power than Elektra's traditional target market, the Mexican lower-middle and middle classes.

         The Salinas y Rocha brand name is highly recognized among the middle socioeconomic segments of the Mexican population. Regardless of the financial difficulties experienced by Grupo SyR in recent years, the name Salinas y Rocha is still associated with broad selection, quality and accessibility.

Property

         As of December 31, 2000, Salinas y Rocha leased 62 stores and owned 27 stores.

Merchandise

         Salinas y Rocha stores sell a combination of electronic goods, small appliances, white goods and furniture. Furniture provides larger profit margins than electronics and appliances. As a result of the fact that Salinas y Rocha stores sell a higher percentage of furniture (approximately 28% of Salinas y Rocha's total sales) relative to the percentage of furniture sold in Elektra stores (approximately 17% of Elektra's total sales), the potential consolidated gross margins for Grupo Elektra could be enhanced.

         The sales distribution of Salinas y Rocha, before and after the sale of the department stores (described below), for the year ended December 31, 2000 is set forth in the following table:

                                  1999 - After the
                                    Sale of the            December 31, 2000
                                 Department Stores
                              ------------------------  -----------------------
                                                  Percentage

Electronics...............              35%                       33%
Household appliances......              25%                       29%
Furniture.................              30%                       28%
Clothes and accessories...               0%                        0%
Small Appliances..........              10%                        9%
Telephones................               0                         1%
     Total................             100%                      100%

Installment Sales Program

         Salinas y Rocha has offered in-store credit to its customers, in the form of installment sales and revolving credit lines since 1936. Prior to its acquisition by Grupo Elektra, Salinas y Rocha's credit operations, unlike those of Elektra stores, involved the issuance of a Salinas y Rocha credit card, which could be used to purchase merchandise at any Salinas y Rocha store. In addition, Salinas y Rocha's credit operations were managed by regional credit centers, as opposed to the individual store supervision conducted by Elektra stores. Since we acquired Grupo SyR, Salinas y Rocha has discontinued its credit program and has implemented an installment sales program that is identical in all significant respects to the credit program conducted by Elektra stores, except that payments are made biweekly.

         Salinas y Rocha stores currently provide to customers a choice of a cash price or an alternative biweekly installment purchase price. Salinas y Rocha customers can choose to pay for merchandise on a biweekly basis for periods of 12, 24, 40 or 48 weeks. For the year ended December 31, 2000, Salinas y Rocha's total credit sales represented approximately 63.4% of Salinas y Rocha's total sales. As of the same date, 48-week plan sales represented 4.1%, 40-week plan sales represented 82.4%, 24-week plan sales represented 10.6% and 12 week plan sales represented 2.9% of the total amount of Salinas y Rocha's installment sales. In addition, as of the same date, 48-week receivables represented 12.2%, 40-week plan receivables represented 75.4%, 24-week receivables represented 9.9% and 12-week receivables represented 2.5% of Salinas y Rocha's installment sales receivables portfolio.

         The following table sets forth, as of December 31, 2000, certain information regarding Salinas y Rocha's installment sales operations under our ownership:

                                                   As and for the year ended
                                                          December 31,
                                                  ---------------------------
                                                      1999           2000
                                                  ------------   ------------
                                                    (in millions of pesos as
                                                     of December 31, 2000)

Accounts receivable retail
customers (at period end) (1).....................    Ps.202.4       Ps.323.2
Installment sales as a percentage
of merchandise revenues(2)........................        62.3%          63.4%
Total number of open accounts
(at period end)...................................      65,666        102,377
Average balance per retail customer
(in Pesos)........................................     3,081.6        3,157.4
Reserve for doubtful accounts after
reduction for write-offs as a percentage of
gross retail receivables before write-offs........        11.4%           8.2%
Annualized weighted average cost of
receivables financing(3)..........................        16.9%          15.0%

---------------
(1)  Net of allowance for doubtful accounts.
(2)  Includes mark-up on installment sales.
(3)  Includes factoring and unsecured bank debt used to finance the receivables.

         Credit Approval and Collection

          Prior to Grupo Elektra's acquisition of Grupo SyR, Salinas y Rocha's credit approval and collection procedures were conducted through regional credit centers, each of which was responsible for the implementation of these procedures for a number of Salinas y Rocha stores. After Grupo Elektra's acquisition of Salinas y Rocha, the operations of the regional credit centers were discontinued. Credit approval and collection procedures of Salinas y Rocha's installment sales program are now conducted by credit managers, investigators and collectors located in each Salinas y Rocha store. In addition, credit approval and collection procedures are now substantially similar to those of Elektra's installment sales program, except that Salinas y Rocha offers customers biweekly installment credit programs. See "--Elektra--Installment Sales Program--Credit Sales" and "--Collection."

Employees

         At December 31, 2000, approximately 1,306 employees worked in Salinas y Rocha's operations, approximately 4.8% of which belonged to labor unions. Grupo SyR has never experienced a labor strike, and management believes that it has good employee and labor relations. During 1999, management began converting all employee compensation to the system currently utilized by Grupo Elektra, which provides for a higher percentage of performance-based compensation. In addition, we have converted all employee benefit plans to those currently provided by Grupo Elektra, including medical, life and pension benefits.

                                     THE ONE

         The One is our chain of clothing stores. At December 31, 2000, The One had 161 stores throughout Mexico. Our strategy at The One is to expand our store network and support the stores with strong management, automated material handling, state-of-the-art information systems and communications, credit, substantial television advertising and selling space.

Conversion of Hecali to "The One"

         During the second quarter of 1999, we initiated a conversion of the name and format of our Grupo Hecali, S.A. de C.V. ("Hecali") stores to "The One", a new apparel chain providing high-quality basic garments for the entire family. We expect to convert all Hecali stores into The One. As of the end of 2000, we had already converted 134 stores with the remaining 27 stores expected to be converted by the end of 2001. Conversion to the new format costs approximately US$100,000 per store.

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

         On February 29, 2000, The One launched an Internet web-site (www.theone.com.mx), which may be accessed by customers at home or at The One stores. The web-site allows customers to place orders for The One products, which will be delivered to customers anywhere in Mexico.

Stores

         At December 31, 2000, there were 161 The One stores in operation. At December 31, 2000 The One owned 15 stores and leased 146 stores under mid-term leases that typically contain terms from five to ten years. The One stores range in size from 1,184 to 11,281 square feet with an average 3,940 square feet of selling space.

         The following table sets forth certain operating statistics for The One stores as of, and for the year ended, December 31, 2000:

         Sales (Ps. Millions)(1).................................    704.9
         Number of stores........................................    161
         Aggregate store area (sq. ft.)..........................635,103
         Number of store employees(2)............................  2,078
         -------------
         (1)    Excludes mark-up on installment sales.
         (2)    Excludes corporate and collections staff.

         Location

         The One operates stores in 108 cities in 30 Mexican states. The following table sets forth information with respect to the distribution of The One stores in Mexico as of December 31, 2000:

                             Number of Stores           Store Area (sq. ft.)
                         ------------------------    --------------------------
                                      % of all                    % of Total
      Zone               The One       Stores      The One          Stores
 ------------          ----------   -----------  -----------    --------------
 Metropolitan..........      33         20.5        119,953          18.8%
 Metro-North-Bajio.....       7          4.3         23,982           3.8%
 Metro-South-Center....       8          5.0         34,907           5.5%
 Northeast Frontier....      21         13.0         87,597          13.8%
 Pacific Frontier......      28         17.4        114,808          18.1%
 West-South............      22         13.7         87,564          13.8%
 Southeast.............      42         26.1        166,281           26.2%
          Total........     161          100%       635,092            100%

 Expansion Plan

         The One opened three additional stores in Mexico in 2000 and anticipates opening approximately five by the end of 2001. The average cost of opening a new The One store is approximately Ps.2.3 million, excluding the cost of inventory and real estate. The average time required to set up a new The One store is approximately three months.

         The following table provides a history of The One store program as of December 31, 1998, 1999 and 2000.

                                                   1998      1999     2000
                                                 --------  --------  --------
The One Stores:

Number of stores open at beginning of period.....   110       155      159
Number of new stores opened......................    50         5       3
Number of stores closed..........................    (5)       (1)     (1)
                                                    ----      ----    ----
Number of The One stores open at end of period...   155       159     161
                                                    ====      ====    ====

Merchandise and Marketing

         Merchandise Selection

         The One stores, which average approximately 3,940 square feet of selling space, offer a broad range of basic and sports apparel and shoes for men, women and children at different price levels with the greatest inventory at the middle-to-lower price levels. The following table sets forth the approximate percentages of total retail merchandise revenues (excluding mark-up for installment sales) from each of The One's principal product lines for 1998, 1999 and 2000:

                                            Year Ended December 31,
                                 ---------------------------------------------
                                   1998              1999              2000
                                 --------          --------          ---------
Men's clothing................      57.9%            56.2%             50.5%
Children's clothing...........      16.7             20.6              24.7
Ladies' clothing..............      17.5             20.2              22.4
Sport shoes...................       7.9              3.0               0.3
Telephones....................       --                --               2.1
                                                                      -----
         Total................     100.0%           100.0%            100.0%
                                   =====            =====             =====
         Pricing Policy

         The policy for The One operations is to offer its products at cash prices that are competitive in its targeted markets. In addition, its installment sales plan is designed to provide its customers at its The One stores with financing for the products offered at an affordable weekly cost.

         Purchasing and Distribution

         An important element of The One's marketing strategy is its ability to offer a wide selection of brand name products to its customers. As of December 31, 2000, The One had a network of approximately 102 suppliers, 11 of which supplied the majority of its products.

         The centralized merchandising and buying group consists of a specialized staff of buyers who purchase substantially all merchandise for The One stores.

         The One currently distributes products to its stores from its Toluca warehouse. Deliveries to The One stores are made primarily by 11 contract trucking carriers, although Grupo Elektra has a nominal number of trucks at the distribution center for movement of merchandise between stores and special delivery requirements. The One's contract carriers employ a fleet of approximately 30 trucks to deliver merchandise to stores. Merchandise for The One can be sourced from a large number of suppliers (including private label manufacturers).

Installment Sales Program

         Operations

         The One has developed a system to extend credit for smaller ticket purchases, and has provided in-store credit to its customers since January 1996.

         The following table sets forth certain information concerning the installment sales program on The One's products:

                                                                        As of and for the Year Ended December 31,
                                                                      --------------------------------------------
                                                                           1998            1999            2000
                                                                      ------------     -----------      -----------
                                                                       (in millions of Ps. as of December 31, 2000)
Accounts receivable retail
customers-net (at period end)....................................     Ps.  87.9      Ps.    127.2      Ps.    108.5
Installment sales as a percentage
of merchandise revenues(1).......................................          39.3%             52.9%             48.3%
Total number of open accounts
(at period-end)..................................................       181,320           219,813           194,355
Average balance per retail customer (in Pesos)...................         485.0             578.5             558.3

---------------
(1)  Includes mark-up on installment sales.

         Collection

         The One's collection practices are implemented and monitored at the individual store level. The One currently has approximately 535 employees dedicated to installment sales collections and investigations.

Competition

         In general, The One's competitors in the clothing retailer business include other specialty stores, department stores and warehouse clubs, some of which are national and international in scope and have greater resources than The One. We believe the main competitors for The One are Super Jeans, Edoardos and the private labels of department stores.

Employees

         As of December 31, 2000, The One employed approximately 2,894 people on a full-time basis. Approximately 4.9% of The One full-time employees were represented by one of five unions. As of December 31, 2000, Mexican labor laws require union contracts to be reviewed and renegotiated yearly, with respect to salaries, and every other year with respect to fringe benefits. We believe that our relations with these employees are good; since assuming control of The One in 1996, Grupo Elektra has not been subject to a strike by employees working at The One stores.

                               ADDITIONAL SERVICES

Money Transfer Business

         Through our operations in Mexico, we participate in two separate sectors of the money transfer business. Through "Dinero en Minutos", we act as paying agent in Mexico of electronic money transfers initiated by agents of Western Union Financial Services, Inc. to transfer funds electronically from abroad, primarily originating in the United States, to Mexico. Elektra and The One stores offer customers electronic money transfer services within Mexico under the brandname "Dinero Express." During 2000, we generated Ps. 573.3 million in revenue from Dinero en Minutos and Dinero Express.

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

         Under the Inbound Agency Agreement, dated January 11, 1996 (the "Inbound Agency Agreement"), between Elektra and American Rapid (entered into pursuant to the Exclusive Services Agreement between Elektra and Western Union), Elektra acts as one of the authorized agents used by Western Union to implement and provide the Will Call Service in Mexico. This service consists of the transfer of money originating outside Mexico by persons who pay Western Union's agents an amount in U.S. Dollars (or an appropriate local currency) to be sent to persons in Mexico who receive such amount in Pesos. Grupo Elektra transferred the equivalent of US$570.7 million in 1998, US$643.4 million in 1999 and US$669.3 million in 2000. We believe that we are the largest money transfer agent in Mexico based on 2000 volume. Elektra receives an agency fee in U.S. Dollars in respect of the transactions completed during each month.

         Western Union and Elektra also entered into a Foreign Exchange Agreement, dated January 11, 1996 (the "F/X Agreement"), whereby Elektra receives a percentage of the net foreign exchange gain with respect to the portion of the money transfer business for which Elektra provides services. Under the F/X Agreement and the Inbound Agency Agreement, until January 11, 2000 Elektra received approximately 2.5% of the monies transferred into Mexico, as compensation for acting as the transfer agent. Under this agreement, we now receive approximately 6% of such monies. The exact percentage depends on the spreads realized by Western Union in respect of foreign exchange transactions and the commission charged to its customers. The net foreign exchange gain for each month is paid in U.S. Dollars.

         Elektra is the largest paying agent for Western Union in Mexico. We operate approximately 9.9% of the total volume of money transfers as reported by Banco de Mexico, and an estimated 21% of the total amount of U.S. dollars transferred to Mexico electronically.

         Competition

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

         Dinero Express

         We believe that Dinero Express is the first standardized intra-Mexico money transfer service offered to our target customer group by a major enterprise. From the startup of Dinero Express's operations in February 1996 through December 31, 2000, the number of money transfers handled by Dinero Express grew at a compounded average annual rate of 26.6%. The number of money transfers grew 28.5% during 2000, due primarily to the opening of this service in our The One and Salinas y Rocha stores. We believe that Dinero Express has brought an increase in store traffic, and that television advertising through TV Azteca has been a large factor in the success of this business.

Savings Accounts Services

         In August 1997, we launched in Mexico a savings account service in alliance with Serfin, a Mexican bank. Through this alliance, we promote savings by Elektra's low to middle income customer base. This savings account service enables Elektra's customers to open Serfin bank savings accounts named "Guardadito" at small kiosks located within stores throughout Mexico. These small kiosks act as a limited Serfin branch, and Serfin hires and pays the employees who staff these kiosks. This venture increases the range of financial products and services being offered to the middle class consumer in Mexico, the majority of whom have formerly depended primarily on informal savings mechanisms, and increases traffic to our stores.

         Guardadito also provides increased profits from commissions from Serfin. A minimum deposit of Ps.20 is required to open an account, but there are no direct commissions or fees paid by the customer, and the savings in the account generate interest. Under our agreement with Serfin, we are entitled to a commission equivalent to 50% of the profit made by Serfin from Guardadito savings accounts. The profit is determined by multiplying the total deposits in Guardadito accounts by the difference between the TIIE rate and the rate paid by Serfin to Guardadito account holders, less any expenditures of Serfin in connection with the Guardadito savings account service. This commission is paid on a monthly basis.

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

         As of December 31, 2000, there were approximately 1.5 million "Guardadito" savings accounts maintained by Serfin with an average balance of approximately Ps.270.

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

         As of December 31, 2000, we had installed Fotofacil kiosks in 180 Elektra stores which generated a total of Ps.124.8 million in revenue.

Unefon Agreement

         In June 1998, we entered into an agreement with Unefon, S.A. de C.V., a provider of wireless telecommunications and other telephony products and services in Mexico, pursuant to which we market and distribute Unefon products and services in our stores. Under our original agreement, we marketed and distributed Unefon telephony services, dedicated space within our stores for customer service, administered subscriber payment information and served as Unefon's collection agent. In October 1999, we replaced the original contract by signing a new agreement with Unefon, which provides new terms to change the compensation structure of the agreement. We subsequently entered into a new ten-year agreement with Unefon in November 2000, pursuant to which we continue to market, sell and distribute Unefon's products and services through our stores.

         Pursuant to our agreement with Unefon, we market and distribute handsets, or mobile phones, which we generally purchase from Unefon and then re-sell in our stores. Unefon currently offers handsets manufactured by Nokia, Motorola, LG and Qualcomm. We must obtain Unefon's approval prior to selling models of handsets purchased from third parties for sale in our stores.

         In general, we receive compensation pursuant to this agreement based on the percentage of revenues generated by the sale of handsets and airtime sold in our stores. We receive a 20% discount on the price of handsets purchased from Unefon, 5.8% of all airtime sold at our stores for use on Unefon's network through virtual or prepaid cards, 5.8% of Unefon's net interconnection revenues from "calling party pays" subscribers signed-up through our stores, and 50% of the profits generated by any service Unefon provides that is collected at our stores, other than telephony-related services or airtime sold in our stores through prepaid or virtual cards and other value-added services bundled together with the sale of such cards.

         Unefon is entitled to defer both airtime and interconnection related amounts due during 2000, 2001, and 2002 to the end of 2004 and all amounts due during 2003 and 2004 to the end of 2005. On each due date, Unefon must pay the principal amount due plus interest calculated at a rate equal to the average annual cost of our indebtedness in pesos or U.S. dollars, depending on the currency of the amount due. For the year ended December 31, 2000, as a result of Unefon's right to defer payments, Unefon owed us Ps.4.4 million for commissions and discounts related to sales of airtime, value-added services and handsets in our stores. This amount represented approximately 22% of the airtime, value-added services and handset revenues generated by Unefon through our stores in 2000.

         As part of our investment in CASA and in TV Azteca through CASA, we indirectly own 9.3% of Unefon. TV Azteca has adopted a resolution to permit the spin-off, subject to certain conditions, of its interest in Unefon to its shareholders, including Azteca Holdings. See "--Strategic Investments--TV Azteca Spin-Off of Unefon."

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

         As of December 31, 2000, we have sold 300,000 extended warranties. The extended warranties generated Ps.156.4 million (US$16.3 million) in revenue in 2000.

Mortgages

         In October 2000, we entered into a strategic alliance with Banca Quadrum, a Mexican financial institution, through which we plan to offer our consumers home mortgage services through our network of stores in Mexico. Through this alliance, we would market home mortgages financed by a Mexican government program and sponsored by various local builders in the 16 main cities of Mexico. We would not be a lender for this program, and would earn a commission on mortgages generated and payments made through our stores. Consumers will be able to build a credit history, complete credit applications, and make mortgage payments at Elektra stores through this program.

Computers

         Following a successful pilot program in 2000, we have begun offering computers in approximately 300 Elektra stores to target the underdeveloped computer market in Mexico. We expect to expand the number of Elektra stores selling computers to approximately 600 by the end of 2001. Because computer sales in Mexico have lagged significantly behind sales in the United States during the past ten years, we believe that by targeting our existing customer base we may be able to generate increased revenues and attractive margins through the sale of computers to first-time computer owners.

                              STRATEGIC InvestmentS

CASA

         On March 26, 1996, we purchased 35.8% of the capital stock of CASA, a holding company through which our Controlling Shareholders own their interests in TV Azteca and Grupo COTSA S.A. de C.V. ("Grupo COTSA"). CASA indirectly owns (through Azteca Holdings, S.A. de C.V., an intermediate holding company) approximately 56.7% of the outstanding common stock of TV Azteca and 26.2% of the outstanding common stock of Grupo COTSA. We acquired our interests in CASA in exchange for capitalizing US$45.4 million of accounts receivable due to us from CASA and its subsidiaries, and paying US$62.2 million in cash, which CASA used to repay bank debt incurred in connection with the acquisition of interests in TV Azteca and Grupo COTSA. We acquired non-voting "N" Shares in CASA, together with the right to exchange such "N" Shares into shares of TV Azteca and of Grupo COTSA. We have the right to exchange all of the CASA "N" Shares for TV Azteca shares representing approximately 9.3% of TV Azteca's capital stock and for Grupo COTSA shares representing 14.2% of its outstanding capital stock. Elektra may make such exchange, in whole or in part, at any time prior to March 26, 2006.

         On September 1, 2000, we entered into an agreement with CASA pursuant to which we granted CASA a twelve-month option to purchase the 35.8% of CASA shares we currently own. The purchase price established in the option agreement is approximately US$316 million and is based on the average price of TV Azteca's shares during the ninety day period preceding the date of the agreement, net of CASA's proportional share of Azteca Holdings' debt. CASA has until October 12, 2001 to exercise its option pursuant to the agreement. If CASA were to exercise this option, we would no longer hold a direct interest in CASA or an indirect interest in TV Azteca.

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

Todito.com

         On May 9, 2000, we signed a five-year strategic alliance with Todito.com, an internet portal and marketplace for North American
Spanish-speakers. Through our indirect shareholding in TV Azteca, we currently own 9.3% of Todito. However, if CASA exercises its option pursuant to the option agreement entered into on September 1, 2000, we will no longer own an indirect interest in Todito. See "--Our Business--Our Strategy--E-commerce" and "--Strategic Investments--CASA."

Unefon

         As part of our investment in CASA and in TV Azteca through CASA and its 90% subsidiary Azteca Holdings, we indirectly own 9.3% of Unefon. However, if CASA exercises its option pursuant to the option agreement entered into on September 1, 2000, we will no longer own an indirect interest in Unefon. See "--Additional Services--Unefon Agreement" and "Strategic Investments--CASA."

TV Azteca Spin-Off of Unefon

         On October 19, 2000, TV Azteca granted on a pro rata basis to certain of its shareholders, including Azteca Holdings, rights to acquire all of the shares of Unefon owned by TV Azteca, which shares represent approximately 21.8% of the total outstanding shares of Unefon. The grant of the rights remains subject to, among other things, the effectiveness of a registration statement filed with the U.S. Securities and Exchange Commission that registers the Unefon shares underlying the rights and the receipt of all applicable regulatory approvals.

         The rights to acquire the Unefon shares do not trade separately from the TV Azteca shares and the rights are exercisable only on December 11, 2002, unless the time of exercise is extended by TV Azteca or an acceleration event occurs. Any rights that are not exercised on the exercise date will expire and TV Azteca will retain ownership of the Unefon shares underlying the rights. If, prior to December 11, 2002, the board of directors of TV Azteca approves a merger or consolidation of Unefon, a sale of all or substantially all of Unefon's assets or a sale (by tender or otherwise) of at least a majority of Unefon's shares or otherwise determines to accelerate the exercisability of the rights, each a sale event, TV Azteca will notify its shareholders that a sale event is anticipated to occur and the rights will be exercisable in connection therewith for a period of time to be determined by TV Azteca. Any exercise of the rights in connection with a sale event will be conditioned on the consummation of the relevant sale event. If such sale event is consummated, any rights which were not exercised during the period designated by TV Azteca will expire and TV Azteca will retain ownership of the Unefon shares underlying the rights.

         Of the 601,042,247 Series A shares of Unefon that Azteca Holdings may acquire pursuant to the rights, 511,743,120 shares are subject to a right to purchase granted in favor of Ricardo B. Salinas Pliego and Elisa Salinas Gomez, Mr. Salinas Pliego's aunt. Mr. Salinas and Mrs. Salinas Gomez paid a US$6.65 million non-refundable premium to Azteca Holdings for these purchase rights. However, in order to exercise these purchase rights, Mr. Salinas first must have exercised his right to purchase and acquired, through CASA, all of the shares that we own of CASA, pursuant to the terms of the call option agreement dated September 1, 2000 among our company, CASA and Mr. Salinas Pliego and the agreement dated September 2, 2000 between CASA and Elektra, or Mr. Salinas Pliego and/or his affiliates must have otherwise directly or indirectly acquired the CASA shares or all of our outstanding capital stock, or we must have exercised our right to exchange all of the shares of CASA owned by us for 226,492,629 CPOs of TV Azteca pursuant to the terms of the share exchange agreement dated March 26, 1996 between our company and Azteca Holdings. If Mr. Salinas Pliego has not exercised the call option and Mr. Salinas Pliego and Mrs. Salinas Gomez have not so acquired the CASA shares, and we have not exercised our share exchange right, then we will have the right, in lieu of Mr. Salinas Pliego and Mrs. Salinas Gomez, to exercise up to 34% of Azteca Holdings rights to acquire Unefon shares. If we or Mr. Salinas Pliego and Mrs. Salinas Gomez, if applicable, exercise the purchase rights and acquire the Unefon shares, such shares, together with any cash proceeds or securities received upon the sale of such shares or acquired with such cash proceeds, will be pledged by the applicable party(s) as collateral to secure notes of Azteca Holdings.

COTSA

         On September 30, 1999, Inmuebles Ardoma, S.A. de C. V. (a wholly-owned subsidiary of Grupo SyR (now Grupo Elektra) acquired approximately 90% of the capital stock of Compania Operadora de Teatros, S.A. de C.V. ("COTSA") through the capitalization of Ps.354.0 million of accounts receivable due from COTSA. Before their acquisition, COTSA was a subsidiary of Grupo COTSA. The main assets of COTSA are 86 buildings, most of which are being converted to Elektra and The One stores. Among its assets, COTSA owns 46 properties (formerly theaters), which were transformed into Elektra and The One stores. Of those properties, seven are shared between Elektra and The One. We are currently in the process of transforming another five buildings into stores.

                                   REGULATION

Consumer Protection Laws

         The Ley Federal de Proteccion al Consumidor (the "Consumer Protection Act"), which regulates consumer installment sales in Mexico, became effective on December 25, 1992. This act does not set a limit on the interest rate a merchant may charge a consumer in an installment sale, and it does not require the merchant to inform the consumer of the effective rate of interest charged. The effective interest rate which we charge for electronics, appliances, furniture and clothing is fixed at the time of the installment purchase. We cannot assure you that in the future the Mexican Government will not impose limitations or additional informational requirements regarding such rates of interest. A substantial portion of our revenues and operating cash flow is generated by our installment sales program, and any such limitations or additional information requirements could have a material adverse effect on our financial performance.

         The collection practices and repossession procedures we use in our operations in Mexico are regulated under the Consumer Protection Act, the Mexican Commercial Code and the Mexican Civil Code. In Latin America, we are regulated by each country's commercial, civil and consumer protection laws and regulations. Our collection operations are implemented and monitored at the individual store level. Each store has an installment sales manager who, under the regional manager's supervision, is responsible for extending credit and collecting that store's outstanding accounts in accordance with corporate guidelines and applicable law. Any material change in the regulations governing our collection practices and repossession procedures could have a material adverse effect on our financial performance.

         The consumer protection laws and their enforcement in the other Latin American countries where we do business are comparable to Mexican law. However, a change in the regulatory environment in Mexico, or in the other countries where we operate, or the imposition of authorization requirements could have a material adverse effect on our operations and our financial performance.

Free Trade Agreements

         Free trade agreements may increase competition as they make it easier for non-Mexican retailers to enter the Mexican market. The North American Free Trade Agreement (NAFTA) established a North American "free trade" zone and generally eliminates import duties, tariffs and barriers among Mexico, the United States and Canada. As a result, we expect to see an increase in the number of U.S. retailers in Mexico with whom we will compete. The free trade agreement between Mexico and the European Union, which became effective on July 1, 2000, will also make it easier for European retailers to enter the Mexican market. In addition, we face significant competition from the informal economy and parallel imports for the products that we carry. There can be no assurance that our performance will not be adversely affected by increased competition and more sophisticated competitors from these and other sources.

Item 5.  Operating and Financial Review and Prospects

         The following discussion should be read in conjunction with, and is qualified in its entirety by reference to, our Consolidated Financial Statements and the Notes thereto included elsewhere in this Annual Report. Our financial statements have been prepared in accordance with Mexican GAAP, which differ in certain respects from U.S. GAAP. Note 17 to the Consolidated Financial Statements provides a description of the principal differences between Mexican GAAP and U.S. GAAP as they relate to our company and a reconciliation to U.S. GAAP of net income (loss) and stockholders' equity.

Basis of Presentation

         The Consolidated Financial Statements have been prepared on a consolidated basis to reflect the financial condition and the results of operations of our company and our consolidated subsidiaries.

         Mexican GAAP requires that the Consolidated Financial Statements recognize certain effects of inflation. Financial information for all periods in the Consolidated Financial Statements has been restated in constant Pesos as of December 31, 2000 in accordance with the Third Amendment to Bulletin B-10 of the Mexican Institute of Accountants. Effective January 1, 1997, the Fifth Amendment to Bulletin B-10 modified the method of restatement of non-monetary assets for the effects of inflation. Accordingly, the percentage increases discussed herein are adjusted for the general effects of inflation to permit period-to-period comparisons.

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

         Commencing January 1, 2000, we adopted Statement D-4 "Accounting Treatment of Income Tax, Asset Tax and Employees' Profit Sharing" issued by the MIPA. Under this statement, deferred taxes are initially recognized for all differences between book and tax values of assets and liabilities and for tax loss carryforwards and asset tax carryforwards that have a high probability of realization. The adoption of this statement resulted in an increase in stockholders' equity of Ps. 251.9 million, including Ps. 5.0 million corresponding to minority interest. For the year ended December 31, 2000, we recorded a Ps.206.2 million provision for deferred income tax, including the loss on monetary position related to the deferred tax asset. Through December 31, 1999, deferred taxes were recognized for non-recurring timing differences between financial pre-tax income and taxable income, which were expected to reverse in an identifiable period.

Accounting for Installment Sales

         We sell products through our different store formats for cash and for credit under an installment sales program known as Credimax. The cost to the customer of merchandise purchased under the Credimax program includes a cash price component plus a mark-up component and, in certain circumstances, a stated interest component depending on our current marketing objectives. If stated interest is used, we disclose the applicable interest rate; however, the implicit cost of financing due to the mark-up is not disclosed to the customer. Mark-up and, if included, stated interest represent the costs associated with providing the installment sales program plus a profit margin. Such costs include the cost of financing, the cost of credit investigations and the cost of collection and legal process relating to bad debts.

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

         Our income statement shows all the revenues and costs associated with the installment sales program within merchandise, services and other revenue and cost of merchandise sold and services, thus allowing a better matching of revenues with the costs needed to produce them. Accordingly, the cash price, mark-up, stated interest and penalty interest on installment sales are part of merchandise services and other revenues as well as operating income. In addition, parts of the revenues from installment sales are subject to a loss on monetary position from accounts receivable. Cost of sales includes the cost of merchandise sold, the cost of financing the installment sales program and the allowance for doubtful accounts, less any monetary gain on financing of receivables. The cost of financing our installment sales program is calculated by applying our average financing rate to the portion of our portfolio financed by bank debt.

         When an installment sale is made for products at Elektra, Salinas y Rocha, Bodega de Remates or The One stores, the customer signs a promissory note in the amount of the equivalent cash price of the merchandise plus the mark-up and, if applicable, stated interest minus any down payment. At the time of the sale, the equivalent cash price of the merchandise is booked as merchandise revenues, and a net account receivable is generated in the amount of the installment-sale-equivalent cash price minus any down payment. During the term of the installment sale contract, each weekly payment is applied proportionately among the equivalent cash price, the mark-up and the stated interest. The portion of the weekly payment allocated to the equivalent cash price is applied to reduce the account receivable and has no effect on our income statement. The portions allocated to mark-up and stated interest are recognized as merchandise revenues, in each case ratably over the term of the installment transaction. If the customer is late with a weekly payment, the mark-up and stated interest portion of the missed payment is recognized as merchandise revenue and the account receivable is increased by both amounts. Penalty interest is charged on amounts that are past due and is recognized when paid as merchandise revenues. Payments are applied first to any penalty interest balances. In summary, if a customer is current on the payment of an installment sale, the account receivable associated with the installment sale includes only the equivalent cash price portion of the sale (minus the down payment) and is amortized weekly in equal amounts during the term of the installment sale. To the extent that a customer is late on the payments of an installment sale, the account receivable associated with the installment sale includes the remaining equivalent cash price portion (minus the down payment) and any accrued but unpaid mark-up and stated interest.

         During 1999, most installment sales were made under the 26-week and 39-week terms, resulting in an average portfolio length of 34 weeks for 1999. During the first half of 2000, and in light of the political uncertainties at that time, we intentionally reduced our average portfolio to 33 weeks by the end of the second quarter. After the smooth political transition following the presidential election on July 2, 2000, we lengthened again our average portfolio by promoting the 39-week term during the third quarter and the 53-week term during the fourth quarter. Our average portfolio length was 44 weeks in 2000.

Reserve for Doubtful Accounts

         We record a provision for doubtful accounts at the time of any installment sale in an amount equal to five percent of the cash price of the merchandise sold, plus the markup and less the down payment, if any. Normally, we require a ten percent down payment for all installment sales, but we waive this requirement from time to time for marketing purposes. After giving effect to write-offs, the reserve for doubtful accounts was 4.8% of accounts receivable (net of securitization) due from retail customers as of December 31, 1999 and 5.7% of accounts receivable (net of securitization) due from retail customers as of December 31, 2000. We believe that our reserve policy for installment sales is sufficient to cover potential write-offs. Moreover, Elektra continues collection efforts after writing off accounts receivable.

Effects of the Peso Devaluation and Inflation

         Our results of operations will continue to be affected by economic conditions in Mexico and in the other countries in which we operate. In periods of slow economic growth, demand for our products tends to be adversely affected. Poor economic conditions, particularly unemployment and high domestic interest rates, can also result in an increase in allowance for doubtful accounts. Devaluation of the peso, such as occurred most recently in 1998, also results in exchange losses on our foreign-currency denominated indebtedness.

         Economic conditions in Mexico have generally improved in the past few years. According to Banco de Mexico and the Mexican Ministry of Finance and Public Credit, for the year ended December 31, 2000, the Mexican economy improved exceptionally, with gross domestic product growth of 6.9%, compared to 3.7% in 1999. Interest rates on 28-day Cetes in 2000 decreased to an average of 15.4%, compared to an average of 21.4% in 1999, and the peso depreciated 1.2% to Ps. 9.60 per US$1.00 at the end of 2000 from Ps. 9.49 per US$1.00 at the end of 1999. Inflation decreased to a rate of 8.9% in 2000 from 12.3% in 1999. However, we can give no assurances that economic conditions in Mexico and in the other countries in which we operate will not have adverse effects on our financial condition and results of operations.

Investment in CASA

         Since January 1, 1997, we have presented our statement of income to show the income associated with our investment in CASA, a holding company through which our Controlling Shareholders own the controlling interest in TV Azteca and Grupo COTSA, as part of merchandise, service revenue and other in order to emphasize this item within results of operations and to allow a better matching of such income with the amortization of goodwill related to such investment. This presentation is consistent with Mexican GAAP.

         We decided, as of January 1, 2000, to present the equity in income of CASA, net of the amortization of the goodwill related to the CASA acquisition, as a net item below income after taxes. Consequently, in the 1999 consolidated financial statements and the summary consolidated financial information, the equity in earnings of CASA and the related goodwill amortization have been reclassified to conform to the current presentation, which is also consistent with Mexican GAAP.

Seasonality of Sales

         We have historically experienced, and expect to continue to experience, seasonal fluctuations in sales, reaching highs in the months of May and December. Such seasonality results mainly from increases in general consumption associated with Mother's Day and the Christmas season. We typically experience lows during the months of February and September.

Results of Operations

         The following table sets forth certain consolidated financial information of our company expressed as a percentage of total revenues (merchandise, service and other revenues) for the three years ended December 31, 1998, 1999 and 2000:

                                                       Year Ended December 31,
                                                  ------------------------------
                                                    1998       1999       2000
                                                  -------    -------    --------
Merchandise, service and other revenues...         100%        100%       100%
Cost of merchandise sold and of services..         (59.3)     (59.2)     (57.3)
Gross profit..............................          40.7       40.8       42.7
Administrative and selling expenses.......         (26.0)     (25.7)     (27.3)
Depreciation and amortization.............          (3.8)      (4.2)      (4.1)
Operating income..........................          10.9       10.9       11.3
Comprehensive financing income (expense)..          (5.2)      (2.4)      (2.0)
Income before income taxes and
employees' statutory profit sharing.......           5.6        8.5        9.3
Consolidated net income...................           2.3        7.0        7.6

General

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

         Depreciation and Amortization Expense

         Prior to 1997, Bulletin B-10 required property, machinery, equipment and other non-monetary assets, such as our stores and inventory, to be restated based upon replacement cost or the NCPI. We generally restated assets based on replacement cost. Beginning in 1997, the Fifth Amendment to Bulletin B-10 requires non-monetary assets of Mexican origin to be restated based on the NCPI but permits those of non-Mexican origin to be restated based on the devaluation of the Mexican peso against the relevant foreign currency after applying the inflation factor of the relevant foreign country.

         Comprehensive Financing Cost

         As of December 31, 1998, 1999 and 2000, we had approximately US$241.4 million, US$267.0 million and US$413.7 million (excluding US$100 million in principal amount of notes due on May 15, 2001, which were defeased on March 22,
2000) of monetary liabilities denominated in U.S. dollars, respectively. Virtually all of our monetary liabilities represented our outstanding indebtedness for borrowed money. Our U.S. dollar-denominated monetary assets as of December 31, 1998, 1999 and 2000 amounted to approximately US$30.7 million, US$33.6 million and US$84.3 million, respectively. At December 31, 1998, 1999 and 2000, we also had certain assets and liabilities denominated in several Latin American currencies. Those assets were equivalent to US$41.4 million in 1998, US$40.0 million in 1999 and US$43.5 million in 2000, and the liabilities were equivalent to US$65.5 million in 1998, US $55.1 million in 1999 and US$48.8 million in 2000. Interest income and interest expense associated with our receivables portfolio are reflected in revenue and cost of goods sold, and are not reflected as part of comprehensive financing cost.

         Interest expense. Interest on our foreign currency-denominated indebtedness exposes us to exchange rate fluctuations, with the peso cost of interest payments on such indebtedness increasing as the peso's value declines against the US dollar and other currencies.

         Interest income. Interest income is positively affected by inflation as we receive higher rates of return on our temporary investments, which are primarily fixed-rate short-term peso deposits in Mexican banks.

         Exchange (loss) gain. We record a foreign exchange gain or loss with respect to US dollar-denominated monetary assets or liabilities when the peso appreciates or depreciates in relation to the US dollar. Our US dollar-denominated monetary liabilities, which principally consist of our US dollar-denominated indebtedness for borrowed money, substantially exceed our US dollar-denominated monetary assets, which principally consist of US dollar bank deposits. As a result, we have recorded a foreign exchange loss during each period in which the peso depreciated in relation to the US dollar and vice versa.

         Gain on net monetary position. Gain or loss on net monetary position refers to the gains or losses, due to the effects of inflation, from holding net monetary liabilities or assets. A gain on monetary position results from holding net monetary liabilities during periods of inflation, as the purchasing power represented by nominal peso liabilities declines over time. Accordingly, since our monetary liabilities exceeded our monetary assets in 1998, 1999 and 2000, we recorded a gain on monetary position in those periods.

         We present penalty interest as part of our revenues. For the years ended December 31, 1998, 1999 and 2000, the amounts for penalty interest were Ps.258.7 million, Ps.353.5 million and Ps.357.9 million, respectively.

         We also allocate a portion of interest expense as part of cost of sales. Interest expense on funding our installment sales program, presented as part of our cost of sales was Ps.279.6 million, Ps.297.5 million and Ps.307.3 million for the years ended December 31, 1998, 1999 and 2000, respectively.

         Loss on monetary position from accounts receivable included in revenues for the years ended December 31, 1998, 1999 and 2000 was Ps. 355.7 million, Ps.265.9 million and Ps.228.7 million. Gain on monetary position on loans obtained to finance the installment sales program was Ps.231.2 million, Ps.172.9 million and Ps.148.6 million for the years ended December 31, 1998, 1999 and 2000.

Year ended December 31, 2000 compared to year ended December 31, 1999

         Total revenues in 2000 increased 17.9%, or Ps.2,230.8 million, to Ps.14,725.4 million from Ps.12,494.6 million in 1999. Merchandise revenues (which includes mark-up on installment sales and penalty interest) accounted for 97.7% of total revenues in 2000 and 99.1% in 1999. Money transfer services increased to 3.9% of total revenues in 2000 from 3.0% in 1999. The monetary loss on accounts receivable represented (1.6%) of total revenues in 2000, compared to (2.1%) in 1999.

         Merchandise revenues, including cash and installment sales, increased 16.1%, or Ps.1,999.0 million, in 2000 to Ps.14,380.8 million from Ps.12,381.8 million in 1999. Merchandise and credit revenues came primarily from Elektra's retail network at 86% of total merchandise revenues, with 8.2% and 4.9% of revenues coming from Salinas y Rocha and The One stores, respectively. The increase in merchandise and credit revenues was largely due to a 13.7% consolidated increase in same store sales and the opening of a net 4 new stores, which increased selling space by 1%. This increase was partially offset by a 9.4% decline in sales at The One stores. Consolidated same-store contributions rose 15.1% in 2000, reflecting our successful strategy of focusing on high-margin products and services directed to its target market. Monetary loss on accounts receivable in 2000 decreased 14.0%, or Ps.37.3 million, to Ps.228.7 million from Ps.265.9 million in 1999, primarily due to a lower inflation rate of 8.9% in 2000, compared to 12.3% in 1999.

         Installment sales decreased as a percentage of our total merchandise revenues in 2000, representing 63.4% of total merchandise revenues in 2000, compared to 66.4% in 1999, while cash sales represented the remaining 36.6% and 33.6% in 2000 and 1999, respectively. Our aggregate revenue from mark-ups on installment sales and penalty interest, which is included in total revenues, increased by 15.8% in 2000, from Ps.2,602.2 million in 1999 to Ps.3,013.5 million in 2000. Included in these amounts are mark-ups on installment sales of Ps. 2,655.5 million and Ps. 2,248.6 million, and penalty interest of Ps. 358.0 million and Ps. 353.6 million in 2000 and 1999, respectively. The overall increase in revenues from installment sales largely resulted from a 13.6% increase in 2000 in the number of active installment sales accounts, which totaled 1.9 million as of December 31, 2000.

         Revenues from electronic money transfer services in 2000 rose 51.4%, or Ps.194.6 million, to Ps.573.3 million from Ps.378.7 million in 1999. Our U.S.-Mexico money transfer agreement with Western Union recorded a 64.4% increase in revenue, from Ps.272.0 million in 1999 to Ps. 447.4 million in 2000, resulting from a 4.4% increase in the number of operations and the increase in our share of the commission. Elektra's intra-Mexico money transfer service recorded a 22.4% increase in revenue in 2000, due to a 28.5% increase in the number of transactions. Factors driving this growth in volume include the close proximity of our stores to customers, the convenient hours offered by our stores, and our "Frequent Client" loyalty program, through which frequent customers receive additional benefits.

         Gross profit as a percentage of total revenues rose to 42.7% in 2000 from 40.8% in 1999. This increase resulted from an increase in the gross margin of electronic money transfers from 95.8% in 1999 to 97.6% in 2000, due to increased commissions from the U.S.-Mexico money transfer service, and an increase in the gross margin of merchandise from 30.9% in 1999 to 32.8% in 2000. Gross margins of merchandise improved due to the gradual increase in our Latin American stores and strong demand in our Mexican stores, an increase in the number of our apparel store formats resulting from the conversion from Hecali to The One, and better terms and conditions offered by suppliers. The increase in gross margin was partially offset by a decline in the gross margin of merchandise at our Salinas y Rocha stores. The gross margin for our credit sales declined slightly to 73.7% in 2000 from 74.9% in 1999.

         Interest on funding installment sales allocated to the cost of sales increased 3.3%, or Ps.9.8 million, from Ps.297.5 million in 1999 to Ps.307.3 million in 2000, while the provision for doubtful accounts rose 24.3% to Ps.574.4 million in 2000 from Ps.462.2 million in 1999. These increases resulted from a 20.0% increase in gross accounts receivable, from Ps.3.9 billion in 1999 to Ps.4.7 billion in 2000 and a slight increase in the amount reserved for doubtful accounts, from the usual 5% to 6%, effective on all installment sales as of the fourth quarter of 2000.

         The repair provision for extended warranties increased 65.0%, or Ps.18.5 million, to Ps.47.0 million in 2000 from Ps.28.5 million in 1999, resulting from a 64.9% year-on-year increase in the sales of extended warranties.

         Administrative and selling expenses, which include salaries, rent and other occupancy expenses, advertising, sales and collections commissions and other operating expenses, rose 25.4% to Ps.4,026.5 million in 2000 from Ps. 3,210.9 million in 1999. As a percentage of total revenues, administrative and selling expenses increased to 27.3% in 2000 from 25.7% in 1999, resulting primarily from salary increases of senior management, increased hiring in our regional and corporate offices, increased freight costs associated with higher sales volume, increased consulting fees and information technology expenses, and maintenance upgrades for all of our stores. We record such expenses immediately instead of capitalizing them over time. We believe that our increased administrative and selling expenses are associated with improvements in the performance and quality of our long-term operations.

         EBITDA, excluding monetary losses and gains reported in revenues and cost of goods sold, rose 18.0%, or Ps.356.7 million, to Ps.2,342.5 million in 2000 from Ps.1,985.8 million in 1999. This was largely the result of enhanced operating leverage resulting from a 15.1% increase in same-store contribution in 2000.

         Depreciation and amortization increased 14.9%, or Ps.78.6 million, to Ps.605.0 million in 2000 from Ps.526.4 million in 1999. This increase primarily reflects the Ps.441.7 million spent in 2000 on capital expenditures associated with the acquisition of the ADN system, the opening of 8 stores, the conversion of 56 Hecali stores to The One, the closing of 4 stores, and the remodeling of 5 and the relocation of 4 Elektra stores.

         Comprehensive financing expenses decreased 4.6%, or Ps.13.8 million, in 2000 to Ps.285.1 million from Ps.298.9 million in 1999, largely due to a 31.1% year-on-year decrease in net interest expense and a 1.6% year-on-year increase in monetary gain, which were only partially offset by a foreign exchange loss in 2000 compared to a foreign exchange gain in 1999. Net interest expense in 2000 decreased to Ps.460.5 million from Ps.603.8 million in 1999, due primarily to the placement of US$275 million in eight-year Senior Notes in March 2000, which significantly strengthened our financial position by enabling us to effectively retire shorter-term debt and extend our debt profile. We recorded a foreign exchange loss of Ps.109.3 million in 2000 compared to a Ps.25.0 million foreign exchange gain in 1999, due to the decline of the peso against the US dollar by 1.2% in 2000. Monetary gains rose to Ps.284.6 million in 2000 compared to Ps.280.0 million in 1999 due to a higher level of net monetary liabilities.

         Income before taxes and employees' statutory profit sharing increased 28.6%, or Ps.304.8 million, to Ps.1,372.3 million in 2000 from Ps.1,067.5 million in 1999.

         Provision for income tax and employees' statutory profit sharing increased 97.0% or Ps.102.0 million to Ps.207.2 million in 2000 from Ps.105.2 million in 1999, resulting from the application of Bulletin D-4 of the Mexican Institute of Accountants, which changed the recognition of deferred taxes. This increase was partially offset by the use of tax loss carry forwards of Grupo SyR, whose merger with Grupo Elektra was completed during 2000.

         In 2000, Elektra's investment in CASA, which is booked under the equity participation method, recorded a loss of Ps.22.3 million, net of amortization of goodwill, compared to a loss of Ps.88.5 million in 1999.

         Income of minority stockholders in 2000 was Ps.20.4 million, a decrease of 14.3% from Ps.23.8 million in 1999. The income of minority stockholders is primarily related to the investment of funds put in escrow pursuant to the Western Union transaction in shares of Elektra affiliates.

         Net income of majority stockholders increased 32.1% or Ps.272.6 million to Ps.1,122.5 million in 2000 from Ps.849.9 million in 1999. Earnings per share increased 25.5% or Ps.0.063 to Ps.0.310 in 2000 from Ps.0.247 in 1999.

Year ended December 31, 1999 compared to year ended December 31, 1998

         Total revenues in 1999 increased 12.5%, or Ps.1,393.1 million, to Ps.12,494.6 million from Ps.11,101.5 million in 1998. Merchandise revenues (which includes mark-up on installment sales and penalty interest) accounted for 99.1% of total revenues in 1999, and 99.8% in 1998. Money transfer services decreased to 3.0% of total revenues in 1999 from 3.3% in 1998. Those items were offset by a monetary loss on accounts receivable, which decreased to (2.1) % of total revenues in 1999 from (3.1)% of total revenues in 1998.

         Merchandise revenues in 1999 increased 11.7%, or Ps.1,299.7 million, to Ps.12,381.9 million from Ps.11,082.2 million in 1998. Merchandise revenues were realized primarily through Elektra's retail network, with 6.7% being realized through The One's retail network, 6.1% through Salinas y Rocha and 0.7% through wholesale sales to related parties and governmental institutions. The increase in merchandise revenues was mainly due to: (i) a 1.7% increase in same store sales at our Elektra stores in Mexico, (ii) the consolidation since the second quarter of 1999 of sales from the 86 Salinas y Rocha stores acquired, and (iii) the opening of 41 net new retail stores (including 16 new stores in Central and South America), representing a 22% increase in store space. This was partially offset by a 5.3% same-store sales decrease at The One stores.

         Consolidated same-store contribution for the year rose 0.9% year-over-year. The slight increase in same store contribution reflected our efforts to focus on higher margins rather than growth of sales. Monetary loss on accounts receivable in 1999 decreased 25.2%, or Ps.89.8 million, to Ps.265.9 million from Ps.355.7 million in 1998 due to a lower inflation rate (12.3%) for 1999, compared to the inflation rate for 1998 (18.6%).

         Out of the total 1999 merchandise revenues, 66.4% were installment sales compared to 66.9% in 1998, and the remaining 33.6% and 33.1% were cash sales, respectively. Our aggregate revenue from mark-up on installment sales and penalty interest, which is included in merchandise, service and other revenues, was Ps.2,421.8 million and Ps.2,602.2 million in 1998 and 1999, respectively, reflecting a 7.5% increase. Included in these amounts are mark-ups on installment sales of Ps.2,163.2 million and Ps.2,248.6 million, and penalty interest of Ps.258.7 million and Ps.353.6 million in 1998 and 1999, respectively. The increase between 1998 and 1999 was primarily due to the consolidation of Salinas y Rocha's accounts receivable and a special effort to increase the collection of the overall credit portfolio.

         Revenue from electronic money transfer services in 1999 increased only 1.0%, or Ps.3.7 million, to Ps.378.7 million from Ps.375.0 million due to increased competition in the market and the appreciation of the Mexican peso, from Ps. 9.93 per US $1.00 at December 31, 1998, to Ps. 9.48 per US $1.00 at December 31, 1999.

         Gross profit as a percentage of total revenues increased to 40.8% in 1999 from 40.7% in 1998 primarily as a result of the consolidation of Salinas y Rocha (which enjoys higher merchandise margins as a result of the higher percentage of furniture to its total sales), higher mark-up and penalty interest, and a lower provision for doubtful accounts. Excluding mark-up, penalty interest, money transfer services, and the monetary loss on receivables, gross margin on merchandise revenues increased to 30.6% in 1999 from 30.1% in 1998 due to: (i) higher merchandise margins from Salinas y Rocha; (ii) margin improvement at our apparel store format resulting from its conversion from Hecali to The One; and (iii) better terms and conditions offered by suppliers. Cost of merchandise sold increased 11.7% or Ps. 709.3 million to Ps.6,759.6 million in 1999 from Ps.6,038.7 million in 1998, primarily as a result of increased unit sales. The credit gross margin declined from 73.7% in 1998 to 72.4% in 1999.

         Interest on funding the installment sales allocated in the cost of sales increased Ps.17.9 million or 6.4% from Ps.279.6 million in 1998 to Ps.297.5 million in 1999, due to an increase of our weighted average cost of receivables financing from 16.7% in 1998 to 17.7% in 1999.

         The provision for doubtful accounts decreased 1.5%, or Ps.7.1 million, in 1999, from Ps.469.3 million in 1998 to Ps.462.2 million in 1999, due to a decrease in mark-up rates that affected the second half of 1999 resulting in a lower average credit portfolio and leaving a net allowance for doubtful accounts of Ps.91.6 million at December 31, 1999.

         The repair provision for extended warranties increased 143.5%, or Ps.16.8 million, to Ps.28.5 million in 1999 from Ps.11.7 million in 1998 due to a 143.3% increase in the sales of extended warranties.

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

         EBITDA excluding monetary losses and gains reported in revenues and cost of goods sold rose to 13.5% or Ps.235.7 million to Ps.1,985.8 million in 1999, from Ps.1,750.1 million in 1998. This was largely the result of an enhanced operating leverage resulting from a 0.9% year-on-year increase in same-store contribution, coupled with a 3.8% year-on-year decrease in average operating expenses per store excluding depreciation and amortization.

         Depreciation and amortization increased 25.5%, or Ps.107.0 million, to Ps.526.4 million in 1999, from Ps.419.4 million in 1998. This increase was due primarily to a Ps.498.9 million increase in net capital expenditures associated with the opening of new stores, the transformation of Hecali stores into the The One format and the acquisition of Salinas y Rocha.

         Comprehensive financing expenses decreased 48.4%, or Ps.280.9 million, in 1999 to Ps.298.9 million from Ps.579.8 million in 1998, despite a 46.1% increase in net interest expenses and a 0.8% decrease in monetary gains, as these were more offset by the foreign exchange gain for 1999 compared to a large foreign exchange loss reported in 1998. Interest income increased from Ps.100.2 million in 1998 to Ps.171.5 million in 1999 as a result of higher investment rates in the Mexican market. Interest expense increased to Ps.775.3 million in 1999 from Ps.530.7 million in 1998, due primarily to the Salinas y Rocha acquisition, the funding of the store expansion program and major investments in information technology. The foreign exchange gain was Ps.25.0 million in 1999 compared to a loss of Ps.431.6 million in 1998, due to the fact that the exchange rate of the US dollar against the Mexican peso decreased 4.4% over 1999. Finally, gains in the net monetary position decreased from Ps.282.3 million in 1998 to Ps.280.0 million in 1999 due to a lower Mexican inflation rate of 12.3% for 1999, compared with the 18.6% rate for 1998.

         Income before taxes and employees' statutory profit sharing increased 70.4% or Ps.441.1 million to Ps.1,067.5 million in 1999 from Ps.626.4 million in 1998.

         Provision for income tax and employees' statutory profit sharing decreased 19.7%, or Ps.25.9 million, in 1999 to Ps.105.2 million from Ps.131.1 million in 1998. As a percentage of pre-tax income, the provision for income tax, asset tax and employees' statutory profit sharing decreased to 9.9% in 1999 from 20.9% in 1998 due mainly to the effect of the mergers of Elektra Comercial, S.A. de C.V. with Elektra, S.A. de C.V. and Elektrafin Comercial, S.A. de C.V. with Elektrafin, S.A. de C.V. which allowed us to pay less income taxes as a result of tax loss carry-forwards.

         We have several operating subsidiaries with tax loss carry-forwards. Our subsidiaries file individual income tax returns. As of 1999, the Mexican Income Tax Law changed the regulations for tax consolidation purposes by limiting consolidation from 100% to 60% of net operating losses generated in the future.

         In 1999, our investment in CASA, booked under the equity participation method, recorded a loss of Ps.88.5 million, net of amortization of goodwill, compared to a loss of Ps.235.0 million in 1998.

         Income of minority stockholders in 1999 was Ps.23.8 million, an increase of 385.7% from Ps.4.9 million in 1998. The income of minority stockholders is related to the investment of funds put in escrow pursuant to the Western Union transaction in shares of Elektra affiliates, and for part of 1998, the residual claim of the minority shareholders in Hecali. Minority interest also results to a minor extent from the Salinas y Rocha acquisition.

         Net income of majority stockholders increased 232.8% to Ps.849.9 million in 1999 from Ps.255.4 million in 1998. Earnings per share increased 238.4% or Ps.0.174 to 0.247 in 2000 from 0.073 in 1999.

Liquidity and Capital Resources

         Liquidity

         Our net working capital increased to Ps.2,835.8 million as of December 31, 2000, compared to Ps.1,057.3 million as of December 31, 1999. The increase in working capital during 2000 was principally attributable to a Ps.348.7 million increase in net accounts receivable from customers, coupled with a Ps.694.4 million decline in short-term bank loans and other short-term borrowings with cost.

         Cash and cash equivalents were Ps.766.6 million as of December 31, 2000, compared to Ps.864.3 million as of December 31, 1999.

         We fund our operations through cash flow from operations and borrowings. Cash flow provided by operations in 2000 was Ps.401.3 million, compared to Ps.1,500.1 million in 1999. This decrease is primarily attributable to the increase in accounts receivable and deposits on securitized receivables.

         We also meet our working capital requirements through the financing of accounts receivable. Net receivables balances of Ps.2,181.0 million and Ps.1,832.3 million were on our books as of December 31, 2000 and 1999, respectively.

         We utilize Elektrafin to securitize our receivables. In July 1997 and December 1997 we completed our first two securitization programs for Ps.625 million (nominal) and Ps.241 million (nominal), respectively, on the Mexican Stock Exchange with Nafin acting as the fiduciary issuer of the CPOs. These two programs have been fully paid off. In April 1998, we launched a Ps.793.3 million (nominal) four-year revolving securitization program, the first of its kind in Mexico. The spread on the yield is based on the 28-day-Cetes rate plus 225 basis points. In December 1998, we launched our second two-year revolving securitization of receivables in an offering of Ps.200 million (nominal) with a spread of TIIE plus 125 basis points. This program is currently undergoing its amortization phase. In September 1999, we issued another three-year revolving securitization of receivables in an offering of Ps.200 million (nominal), with the rate being the higher of TIIE plus 150 basis points or the yield of the UDI over 28 days. This was our third revolving securitization and the fifth one completed through the Mexican Stock Exchange. In April 2000, we issued our sixth securitization program for a further Ps.369.5 million. This issue has a total term of four years, three revolving and one of amortization, and yields a real rate of interest of 8.35% per annum. Finally, in March 2001, we completed our seventh securitization program for Ps. 650 million. This issue has a total term of three years, two revolving and one of amortization, and yields a rate of interest of TIIE plus 200 basis points per annum.

         All seven programs have received the highest scores from rating agencies. Both the sixth and seventh programs are rated "AAA(mex)" by Fitch IBCA. Given these high ratings, there has been a strong demand for active issuances, providing attractive financing alternatives for us where the proceeds are used primarily to pay short-term debt and to finance our working capital. The securitization programs are arranged on a non-recourse basis. Maintenance of the programs and reinvestment of collection proceeds in new receivables requires compliance with certain over collateralization, quality and performance standards of receivables.

         In March 2000, we completed a private placement offering of US$275 million aggregate principal amount of 12% Senior Notes due 2008. The resulting net proceeds of US$268.1 million were used to defease our US$100 million 12-3/4% bond maturing in 2001, to repay a US$120 million syndicated bank loan and for working capital purposes. The Senior Notes are non-callable for the first four years and are rated "B+" by Standard & Poor's, "B1" by Moody's and "BB-" by Duff & Phelps. The Indenture governing the 2008 Notes imposes significant operating and financial restrictions on us. Such restrictions affect, and in many respects limit or prohibit, among other things, our ability to pay dividends, incur indebtedness, create liens, enter into transactions with affiliates and consummate certain asset sales.

         In July 2000, we established a Euro Commercial Paper Program for up to US$150 million. At December 31, 2000, we had drawn down US$65 million.

         Total debt with cost equivalent to US$450.6 million as of December 31, 2000 matures as follows:

              Maturity Date                          Debt Amount
         Year ended December 31,             (in millions of US dollars)
         -----------------------             ---------------------------

2001.............................................   US$159.8
2002..............................................       9.7
2003..............................................       6.2
2008..............................................     274.5

         In 1998, 1999 and 2000, we advanced an aggregate of Ps.28.3 million, Ps.20.4 million, and Ps.18.7 million, respectively, to affiliates. Outstanding advances to affiliates, including accrued interest, were Ps.40.5 million in 1998, Ps.33.3 million in 1999, and there were no outstanding advances to affiliates in 2000. Certain advances were financed by short-term bank loans. As of December 31, 2000, we also had accounts receivable of Ps.172.8 million that arose in the ordinary course of business with affiliates.

         Capital Expenditures

         Capital expenditures for the years ended December 31, 1998, 1999 and 2000 were Ps.743.4 million, Ps.498.9 million and Ps.441.7 million, respectively. Capital expenditures for store openings and improvements were Ps.141.4 million in 1998, Ps.175.2 million in 1999 and Ps.123.6 million in 2000. Other capital expenditures for distribution centers, data processing equipment and trucks totaled Ps.602.0 million in 1998, Ps.323.7 million in 1999 and Ps.318.1 million in 2000. The acquisition of Salinas y Rocha during 1999 involved a capital expenditure of Ps.949.5 million, or US$91.9 million. Our capital expenditures are expected to be approximately Ps.500 million for 2001, including the cost of opening new stores, expanding our operations in the Latin American countries in which we already operate, finishing the transformation of the Hecali format into The One, expanding existing stores, enlarging our distribution and satellite networks, as well as investing in training and computer hardware and software.

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

         Recent Developments

         On March 30, 2001, our shareholders declared a net dividend of US$15 million, on an EBITDA of US$244 million for 2000. On March 17, 2000, our shareholders declared a net dividend of US$13 million, on an EBITDA of US$207 million for 1999. Our policy during the past years has been to declare a dividend of between 6% and 7% of EBITDA.

Other Items

         Income Tax

         The Mexican corporate income tax rate for 1998 was 34%, becoming 35% as of January 1, 1999. Our income tax expense as a percentage of income before taxes and employees' statutory profit sharing was 20.9% in 1998, 9.9% in 1999 and 15.1% in 2000.

         Before 2000, taxable income normally differed significantly from accounting income due to (i) the effect of the deduction for tax purposes of inventory purchases, offset by the non-allowable deduction of cost of sales,
(ii) differences with respect to the amounts recorded to reflect the effects of inflation and (iii) certain nondeductible expenses.

         Revised Statement D-4 "Accounting Treatment of Income Tax and Employees' Profit Sharing" became effective for fiscal years beginning January 1, 2000. This statement significantly changed the accounting treatment of income tax, eliminating the previous approach, known as the partial scope liability method, and replacing it with the full-scope method of assets and liabilities. Under this method, a deferred tax is initially recognized for all the differences between the book and tax values of the assets and liabilities, resulting in a higher effective income tax for 2000 compared to 1999.

         In accordance with this statement, the accrued tax effects as of January 1, 2000 (an increase of Ps.251.9 million) were recorded directly to stockholders' equity. For the year ended December 31, 2000, we recorded a Ps.206.2 million charge to income related to the deferred tax effects.

         Asset Tax

         Since 1995, an asset tax is payable at the rate of 1.8% on the net amount of certain assets and liabilities, but only when the amount of asset tax thus calculated exceeds the income tax due. Asset tax paid may be recovered in the following ten years to the extent income tax exceeds asset tax in those years. We paid Ps.3.0 million in 1998, but we were not required to pay such asset taxes for the years 1999 and 2000.

U.S. GAAP Reconciliation

         Mexican GAAP differ in certain important respects from U.S. GAAP. The application of the latter would have affected the determination of consolidated net income, expressed in pesos of December 31, 2000 purchasing power for each of the three years in the period ended December 31, 2000, and the determination of consolidated stockholders' equity at December 31, 1999 and 2000, also expressed in pesos as of December 31, 2000 purchasing power, to the extent summarized in
Note 17 to the Consolidated Financial Statements. Pursuant to Mexican GAAP, our financial statements recognize certain effects of inflation in accordance with Bulletin B-10 and Bulletin B-12. These effects have not been reversed in the reconciliation to U.S. GAAP.

         Sales and money transfer services under U.S. GAAP were Ps.9,035.4 million, Ps.10,158.4 million and Ps.11,940.6 million for the fiscal years 1998, 1999 and 2000, respectively, compared with merchandise, service revenue and other under Mexican GAAP of Ps.11,101.5 million, Ps.12,494.6 million and Ps.14,725.4 million for the comparable periods. Operating income under U.S. GAAP as of December 31, 1998, 1999 and 2000 was Ps.1,755.5 million, Ps.1,876.4 million and Ps.2,291.8 million, respectively, compared to Ps.1,206.2 million, Ps.1,366.3 million and Ps.1,657.4 million, respectively, under Mexican GAAP.

         The principal difference between merchandise, service revenues and other under Mexican GAAP and sales and money transfer services under U.S. GAAP relates to the exclusion from sales and money transfer services of (i) the mark-up on installment sales and stated and penalty interest, which are included in operating income under U.S. GAAP in the line item "interest earned from consumer credit operations" and (ii) loss on monetary position from accounts receivable, which is included in "other financing expense." The principal differences between Mexican GAAP and U.S. GAAP that affect our operating income relate to the inclusion, for purposes of calculating operating income under Mexican GAAP but not U.S. GAAP, of the loss on monetary position from accounts receivable.

         Net income under U.S. GAAP was Ps.321.4 million (Ps.0.09 per share), Ps.1,125.1 million (Ps.0.33 per share) and Ps.1,290.8 million (or Ps.0.36 per share) for the fiscal years 1998, 1999 and 2000, respectively, compared with income of majority stockholders under Mexican GAAP of Ps.255.5 million (Ps.0.07 per share), Ps.849.9 million (Ps.0.24 per share) and Ps.1,122.5 million (Ps.0.31 per share) for the comparable periods. Majority stockholders' equity under U.S. GAAP as of December 31, 1999 and 2000 was Ps.1,343.0 million and Ps.1,844.9 million, respectively, as compared to Ps.4,906.7 million and Ps.5,238.2 million, respectively, under Mexican GAAP.

         The principal differences between Mexican GAAP and U.S. GAAP that affect our net income relate to the treatment of the following items: (i) stock options granted to employees; (ii) acquisition of the interest in CASA; (iii) deferred income taxes; (iv) accounting for the acquisition of Grupo SyR; and (v) accounting for derivative and hedging transactions. The principal differences between Mexican GAAP and U.S. GAAP that affect our majority stockholders' equity relate to the treatment of the following items: (i) deferred income; (ii) deferred income taxes; (iii) goodwill relating to the acquisition of the interest in CASA; (iv) goodwill in connection with other acquisitions; and (v) derivative and hedging transactions.

Item 6.  Directors, Senior Management and Employees

Directors

         Our Board of Directors is composed of nine members and their alternates who are elected for one-year terms at our ordinary meeting of shareholders. Eight of the directors are elected by the holders of Class A Shares and Class B Shares voting as a single class. The remaining member is appointed by the holders of Class L Shares. Four of the directors appointed by the Class A and Class B shareholders and the director appointed by the Class L shareholders must be independent directors who are not employed by or affiliated with us. The following table lists our current directors, their position, their principal occupation and the year of their appointment to the board. On August 28, 2000, our shareholders elected a new Board of Directors, comprised of the following persons:


Name                                       Principal Occupation                              Director Since        Age
----                                       --------------------                              --------------        ---
Appointed by A and B Shareholders
Ricardo B. Salinas Pliego(1)............   Chairman of the Board of Grupo Elektra                 1993              45
Hugo Salinas Price(2)...................   Honorary President of Grupo Elektra                    1993              69
Pedro Padilla Longoria..................   Chief Executive Officer of Grupo Elektra               1993              35
Elisa Salinas Gomez(1)..................   Director of Production, Azteca Digital                 1993              36
Guillermo Salinas Pliego(1).............   President of Dataflux, S.A. de C.V.                    1993              41
David Williams..........................   Chairman of Alliance Capital Management                2000              69
                                           Corporation

Carlos Fernandez Gonzalez...............   Vice Chairman & Chief Executive Officer of             2000              35
                                           Grupo Modelo S.A. de C.V.
Robert Bowman...........................   Chief Executive Officer of Outpost.com                 2000              56

Appointed by L Shareholders
Roberto Servitje Achutegui..............   Vice-President of Grupo Industrial Bimbo, S.A.         2000              48
                                           de C.V.

---------------------
(1)  Child of Hugo Salinas Price.
(2) Father of Ricardo B. Salinas Pliego, Elisa Salinas Gomez and Guillermo Salinas Pliego.

         Statutory Auditor

         In addition to the Board of Directors, our by-laws provide for a statutory auditor elected at the ordinary general meeting of shareholders and, if determined at such meeting, an alternate statutory auditor. Under Mexican law, the duties of statutory auditors include, among other things, the examination of the operations, books, records and any other documents of a company and the presentation of a report of such examination at the annual ordinary general meeting of shareholders. The statutory auditor is required to attend all of our Board of Directors and shareholder meetings. We currently have one statutory auditor, Francisco Javier Soni Ocampo, a partner at PricewaterhouseCoopers, who has held the position since 1993.

         Corporate Governance

         In October 1999, our shareholders approved amendments to our by-laws which enacted significant changes in our corporate governance policies. These changes were designed to increase our transparency and accountability to our shareholders and to encourage good communications with our minority shareholders. The shareholders approved a decrease in the size of the Board of Directors, from 14 directors to 9. In addition, the number of independent directors increased from three to four. Of the nine directors, no more than five may be nominated by or affiliated with the Controlling Shareholders or with our management, providing for greater representation of minority shareholders. In addition, the shareholders approved a corporate governance charter and a requirement that beginning with the 1999 Annual Report, our annual report will contain a section on corporate governance and on the work of each of the Board committees during that fiscal year.

         The shareholders also authorized the creation of the following new board committees, each of which is comprised of three members, two of whom must be independent directors.

         o The Investments Committee reviews any material investments we make outside the ordinary course of business or not included in the annual budget and, with regard to such investments, evaluates opportunities and business risks. The members of the Investments Committee are Robert Bowman (Chairman), Carlos Fernandez Gonzalez, Guillermo Salinas Pliego and Alvaro Rodriguez Arregui.

         o The Audit Committee reviews our financial reporting procedures and internal financial control systems, as well as the activities and independence of independent auditors and the activities of internal audit staff. Audit Committee meetings are attended by both external auditors and our controller. The members of the Audit Committee are Carlos Fernandez Gonzalez (Chairman), Robert Bowman, Guillermo Salinas Pliego and Javier Soni Ocampo.

         o The Management Compensation Committee reviews and makes recommendations to the Board of Directors with regard to the compensation, including incentives and bonuses, of senior executive officers of our company. The members of the Compensation Committee are Roberto Servitje Achutegui (Chairman), David Williams, and Pedro Padilla Longoria.

         o The Related Party Transactions Committee reviews any material transactions with a related party of our company or our Controlling Shareholders. The members of the Related Party Transactions Committee are David Williams (Chairman), Roberto Servitje Achutegui and Pedro Padilla Longoria. In 2000, this committee considered and approved the decision to enter into an option agreement with CASA. See "Item 4. Information on the Company--Strategic Investments--CASA." In addition, the committee also approved the decision to enter into an agreement with Todito in May 2000. See "Item 4. Information on the Company--Our Business--Our Strategy--E-commerce" and "--Strategic Investments."

Executive Officers

         The following table lists each of our senior executive officers, his position, years of service as an executive officer (with us or our predecessor entities), and age, as of May 31, 2001:

                                                                                         Years as
Name                                       Position                                  Executive Officer       Age
----                                       --------                                  -----------------       ---
Ricardo B. Salinas Pliego................  Chairman of the Board and President              18                45
Javier Sarro Cortina.....................  Chief Executive Officer                          10                35
Arturo Ramos Ochoa.......................  Chief Operating Officer                           8                50
Mario Gonzalez Gonzalez..................  Vice President Marketing                          1                47
Gonzalo Garcia De Luca...................  Vice President Financial Services                 1                35
Gustavo Vega Vazquez.....................  Vice President Information Technology             8                50
Alvaro Rodriguez Arregui.................  Chief Financial Officer                           1                33
Cesar Nieves Trejo.......................  Director E-Commerce                               1                33
Filiberto Jimenez Diaz...................  Director of Store Operations                      2                30
Jose Antonio Tellez Castellanos..........  Vice President of Logistics                       1                34
Ricardo Martinez Cruz....................  Secretary of the Board of Grupo Elektra
                                           (non-member)                                      1                30

Director and Officer Biographies

         Ricardo B. Salinas Pliego has served as our President since 1989 and as Chairman of the Board of Directors since 1993. Prior to joining us in 1981, he worked at Arthur Anderson and The Brinkman Company. Mr. Salinas studied public accounting at the Instituto Tecnologico y de Estudios Superiores in Monterrey ("ITESM") and graduated with Honors in 1977. He went on to receive his Masters in Finance from the University of Tulane in 1979. Recently, Mr. Salinas Pliego became the first foreigner to be recognized by the University of Tulane as a Distinguished Alumni.

         Hugo Salinas Price has served as our Honorary President since 1993. From 1952 to 1987, Mr. Salinas served as a director of our company. In 1997, he founded the Asociacion Civica Mexicana Pro-Plata A.C., for which he currently serves as president. Mr. Salinas holds degrees from Wharton and ITESM and a degree in Law from the Universidad Nacional Autonoma de Mexico ("UNAM").

         Pedro Padilla Longoria has served as a Series A and B Director since 1993 and served as our Chief Executive Officer from 1993 until 2001. Mr. Padilla has extensive experience in cross border financial and commodities transactions. Mr. Padilla holds a degree in Law from UNAM.

         Elisa Salinas Gomez has served as a Series A and B Director since 1993. She currently serves as Adjunct Vice President of Production of soap operas for Azteca Digital. In the past, Ms. Salinas opened her own shoe store which expanded into a chain of 32 establishments. She also opened a haute couture boutique on Madison Avenue in New York City for the Mexican designer Enrique Martinez.

         Guillermo Salinas Pliego has served as a Series A and B Director since 1993. He also serves on the board of directors of Television Azteca and is Chairman of the board of Dataflux. Mr. Salinas founded Dataflux while studying at ITESM and is currently the primary shareholder of the company. He has studied at the Colegio Britanico de la Ciudad de Mexico and at St. Andrew's College in Canada. Mr. Salinas holds a CPA degree from ITESM.

         David Williams has served as a Series A and B Director since 2000. Since 1977 he has been the Chairman of Alliance Capital Management Corporation, an investment management firm. Prior to joining Alliance Capital he served as Chairman of Mitchell, Hutchins, Inc. and Vice President of Waddell & Reed Inc. Mr. Williams is a graduate of the University of Texas, and holds an MBA from the Harvard Business School. He is also a Director of AXA Financial, Inc., and a trustee of the American Federation of Arts, the Foreign Policy Association, and the Metropolitan Museum of Art.

         Carlos Fernandez Gonzalez has served as a Series A and B Director since 2000. He is Vice Chairman and CEO of Grupo Modelo, S.A. de C.V., Mexico's largest brewer and beer distributor. Mr. Fernandez is a graduate of Anahuae University and the Executive Management Program of the Instituto Panamericano de Alta Direccion de Empresa ("IPADE"). Mr. Fernandez serves as a Director of several Mexican and foreign companies including Anheuser-Busch Inc.

         Robert Bowman has served as a Series A and B Director since 2000. He was recently appointed Chairman of Major League Baseball Advanced Media and is the former CEO of Outpost.com, a leading Internet retailer of technology products for consumers and businesses. Previously, he served as the Chief Financial Officer of Sheraton Hotels, and as the President, Chief Operating Officer, and Chief Financial Officer of ITT. Mr. Bowman has held office as Michigan State Treasurer and worked at the U.S. Treasury Department and at Goldman, Sachs & Co.

         Roberto Servitje Achutegui has served as the Series L Director since 2000. From 1993 until 2000, he served as an external advisor to our board of directors. He is the Chairman of Grupo Altec S.C. Formerly he was Executive Vice President and Director of Grupo Industrial Bimbo, Mexico's leading producer and distributor of bakery goods, where he worked for over 28 years. Mr. Servitje graduated from the Universidad Iberoamericana and holds an MBA from the J. L. Kellogg Graduate School of Business at Northwestern University.

         Javier Sarro Cortina has served as our Chief Executive Officer since January 2001. He originally joined Grupo Elektra in 1995 as Vice President for Financial Services. Other positions he has held include the position of manager of new product development and telecommunications division of Grupo Salinas. In addition, he served as the first CEO of Unefon, building its management team, strategic supplier relations and financial structure. Mr. Sarro began his career in the financial services industry. He has an MBA from the Instituto Panamericano de Alta Direccion de Empresas (IPADE) and completed undergraduate law studies at the Universidad Iberoamericana.

         Arturo Ramos Ochoa has served as Chief Operating Officer since 1993. His prior experience at our company includes positions as Director of Furniture, Director of Merchandise, Director of Sales and Director of General Operations. Mr. Ramos has a bachelors degree in Accounting from the Guadalajara University.

         Mario J. Gonzalez joined our company in 1999 and currently serves as our Vice President for Channel and Marketing. Prior to joining us, Mr. Gonzalez spent over 23 years in marketing, marketing research, sales and operations in both local and international markets. During this period he worked with prominent multi-national companies including Nabisco, Gillette, Pepsico and Casa Cuervo in the consumer goods, food and beverages, liquors and spirits and services. Mr. Gonzalez holds a degree in Business Administration and a Marketing Specialization from the Universidad Iberoamericana.

         Gonzalo Garcia de Luca has served as Vice President for Financial Services since March 2000. His responsibilities include our credit sales, collection, money transfer business and savings program. Since joining our company in 1996, he has also been responsible for our first securitization of accounts receivable as well as financial planning, structured finance and investor relations. Prior to 1996, he worked for Banamex, Grupo Posadas, Bursamex, and the Mexican Internal Revenue Service (Secretaria de Hacienda y Credito Publico). Mr. Garcia holds an MBA from the IPADE and a bachelors degree from the ITAM.

         Gustavo Vega Vazquez has served as our Vice President of Information Technology since 2000. His prior experience at our company includes one year as Vice President of Corporate Services, two years as Vice President of Operations and one year as the Director General of Administration and Systems. Mr. Vega holds a bachelors degree in Systems Engineering.

         Alvaro Rodriguez Arregui has served as our Chief Financial Officer since 1999. Appointed Chief Financial Officer of Unefon in 1997, he helped raise US$1 billion to start that company, and established its accounting, administration, budget, finance, legal and treasury departments. Before joining Unefon he worked for several years as a banker in Latin America, Europe and the United States. Mr. Rodriguez holds a bachelors degree from the Instituto Tecnologico Autonomo de Mexico (ITAM) and an MBA from Harvard Business School.

         Cesar Nieves Trejo has served as the Director General of E-commerce since 2000. His prior experience at our company includes one year as Financial Services Systems Director and one year as Corporate Services System Director. Mr. Nieves holds a bachelors degree in Information Systems and has a masters in Finance from the ITESM.

         Filiberto Jimenez Diaz has served as the Director General of Store Operations since 2000. He joined our company in 1996 after spending two years at a consulting firm, and oversaw the launch of our Latin American operations as one of his early job responsibilities. Since then, he has served as the Director of Operations for our Elektra stores, and as the CEO of the Salinas y Rocha after we purchased the company in March 1999. Mr. Jimenez holds a degree in Marketing and an MBA with a major in International Business.

         Jose Antonio Tellez Castellanos was recently appointed our Vice President of Logistics and Distribution. His experience includes several years at Wal-Mart de Mexico, where he focused on store and distribution center operations, inventory management and strategic planning, and positions at the U.S. Mexico Chamber of Commerce and the Secretariat of Trade and Industrial Development (Secofi). Mr. Antonio graduated from the Instituto Tecnologio Autonomo de Mexico as Licenciado en Economia and holds an MBA from the J. L. Kellogg Graduate School of Business at Northwestern University.

Compensation of Directors and Officers

         For the year ended December 31, 2000, the aggregate compensation paid to our executive officers (a total of 75 persons in senior and middle-level management) for services in all capacities was approximately Ps.71.9 million (approximately US$7.4 million). Traditionally, a token compensation was paid by our company to each member of the Board of Directors represented by one gold coin (centenario) per meeting attended. On January 26, 2000, our shareholders approved a resolution to pay each director an annual fee of US$25,000. In 1994, we established a non-contributory pension plan for our employees, including our officers. During 1998, 1999 and 2000, the charges to income related to such pension plan and seniority premiums were approximately Ps.6.3 million, Ps.7.1 million and Ps.9.1 million, respectively. As of December 31, 2000, the liabilities related to seniority premiums and such pension plan were Ps.47.1 million.

Stock Option Plan

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

         As of December 31, 2000, options to acquire 70 million CPOs at prices of Ps.2.50, Ps.3.25 or Ps.4.00 per CPO (depending on the relevant employment date) had been granted to 457 executives and key employees, of which 37,570,721 have been exercised. See Note 12 to our Consolidated Financial Statements.

         Set forth below are the number of CPO options, their exercise price and the expiration dates of all options outstanding as of December 31, 2000:

         Number of Unexercised
                Options            Exercise Prices      Current Expiration Dates
         ---------------------     ---------------      ------------------------
                23,665,165              2.50               February 28, 2024
                   966,577              3.25               February 28, 2024
                   758,724              4.00               February 28, 2024
              ------------
 Total          25,390,466
              ============

Employees

         The following table sets forth the number of our employees, broken down by category of employment and geographical location for the years ending December 31, 1998, 1999 and 2000.

                                               Number of Employees
                                                as at December 31,
                                     -----------------------------------
                                       1998          1999           2000
                                     -------        ------         ------
Number of employees.................. 14,002        18,541        19,442

Category of activity

    Store employees..................  6,370         9,389         9,171
    Credit and collections employees.  3,346         4,251         4,471
    Corporate and administrative.....  4,286         4,901         5,800

Location

    Mexico..........................  12,951        16,765        17,430
    Dominican Republic...............    252           198           375
    El Salvador......................    208           372           314
    Guatemala........................    278           471           518
    Honduras.........................    167           326           336
    Peru.............................    146           409           469

         For a more detailed discussion of our employees, see "Item 4. Information on the Company--Our Business--Employees;" "--Elektra--Elektra in Mexico--Employees;" "--Elektra--Elektra in Latin America--Employees;" "--Grupo SyR--Employees;" "--The One--Employees."

Share Ownership

         As of June 1, 2001, the heirs of Hugo Salinas Rocha, including Ricardo
B. Salinas, our President and Chairman of the Board of Directors, and members of his immediate family, may be deemed to have beneficial ownership of 85.92% of our Series A Shares, 66.72% of our Series B Shares, and 11.78% of our Series L Shares. See "Item 7. Major Shareholders and Related Party Transactions--Major Shareholders." None of our other directors or executive officers is the beneficial owner of more than 1% of any class of our capital stock.

Item 7.  Major Shareholders and Related Party Transactions.

                               MAJOR SHAREHOLDERS

Grupo Elektra, S.A. de C.V.

         As a result of a ten for one stock split in October 1997, at December 31, 2000, we had 4,329,459,055 shares of capital stock authorized, of which 1,495,024,470 were Series A Shares, 2,347,018,555 were Series B Shares and 487,416,030 Series L Shares. At December 31, 2000, 1,249,127,610 Series A Shares were issued and outstanding, 1,987,326,844 Series B Shares were issued and outstanding and 380,051,352 Series L Shares were issued and outstanding. The following table sets forth, as of December 31, 2000, certain information with respect to the beneficial ownership of our capital stock of (i) each person who is known by us to own more than 5% of either the currently outstanding A Shares, B Shares or L Shares and (ii) all executive officers and directors as a group.

                                                                    SHARES OWNED
                             ----------------------------------------------------------------------------------------------
                             SERIES "A" SHARES            SERIES "B" SHARES            SERIES "L" SHARES
                             -----------------            ----------------             -----------------
                                                                                                                 Aggregate
                                                                                                               Percentage of
                                         Percentage                   Percentage                Percentage of    Outstanding
  Identity of Owner         Number        of Class        Number       of Class       Number        Class          Shares
--------------------    ------------   -------------   ------------  ------------  ----------- --------------- -------------

Hugo Salinas Rocha's       422,888,040     33.85        620,063,218     31.20        7,101,285       1.87          29.04
heirs(1)
Esther Pliego de           650,307,870     52.06         60,570,340      3.05       30,285,170       7.97          20.49
Salinas(2)
All executive            1,073,195,910     85.92      1,326,005,458     66.72       44,777,590      11.78          67.58
    Officers and
    Directors of the
    Group(3)

-------------

(1) In February 1997, Mr. Hugo Salinas Rocha, our Honorary President of the Board of Directors, grandfather of Ricardo B. Salinas Pliego (our current President and Chairman of the Board of Directors), father of Mr. Hugo Salinas Price and father-in-law of Esther Pliego de Salinas, died, distributing the capital stock of Corporacion HSR, S.A. de C.V., the company through which he principally held shares of our company, to his children. Therefore, the heirs of Mr. Salinas Rocha as a group control his shares.

(2) Upon Mr. Hugo Salinas Rocha's death, a hereditary trust terminated and the shares held in trust were delivered to Esther Pliego de Salinas.

(3) In this item are included the shares of Hugo Salinas Rocha's heirs and Esther Pliego de Salinas as well as those in a trusteeship related to Sheung Wong Co. Ltd., a company controlled by the Controlling Shareholders.

         The capital structure of our company, as of May 31, 2001 is the same as set forth in the above table.

         The controlling beneficial shareholders of our company are the heirs of Hugo Salinas Rocha, including Ricardo B. Salinas and Esther Pliego de Salinas (collectively, the "Controlling Shareholders"). The Controlling Shareholders collectively own 1,073,195,910 A Shares, representing 85.92% of the currently outstanding A Shares, and 1,326,005,458 B Shares, representing approximately 66.72% of the currently outstanding B Shares. In addition, the Controlling Shareholders own 44,777,590 L Shares, representing approximately 11.78% of the outstanding L Shares. The Controlling Shareholders thus control approximately 72% of our equity, while 28% is owned by outside investors. Through ownership of these shares, the Controlling Shareholders have the power to determine the outcome of substantially all actions requiring shareholder approval, including the power to elect 8 of our 9 directors and to determine whether or not dividends will be paid.

U.S. Shareholders

         As most of our GDSs are held by a nominee of The Depository Trust Company, it is not practicable for us to determine the number of GDSs or the number of our company's Class A, B and L Shares beneficially owned in the United States.

                           RELATED PARTY TRANSACTIONS

Interest of Management in Certain Transactions

         Historically, we have engaged, and we expect to continue to engage, in a variety of transactions with our affiliates, including entities owned or controlled by our Controlling Shareholders. Since 1995, we have had a committee on related party transactions to provide an independent review of transactions with affiliates to determine whether these transactions are related to our business and are consummated on terms that are at least as favorable to us as terms that would be obtainable at the time for a comparable transaction or series of similar transactions in arm's-length dealings with an unrelated third person. In October of 1999, our shareholders approved amendments to our bylaws which enacted significant changes in our corporate governance policies. These changes were designed to increase our transparency and accountability to our shareholders and to encourage good communications with our minority shareholders. Among these changes, the shareholders approved amendments to our bylaws which formalize the existence of the committee on related party transactions. The committee is comprised of three members, two of whom must be independent directors. On January 26, 2000, we appointed independent directors to the related party transactions committee. We anticipate that we will continue to engage in transactions with affiliates and that our current arrangements and any future renewals of these arrangements with our affiliates will receive a favorable review from the new committee. We have also agreed to terms governing our indebtedness which restrict our ability to engage in transactions with affiliates.

Loans to Affiliates

         From time to time, we have made loans to our affiliates. However, as of May 31, 2001, there were no material loans to affiliates outstanding.

Loans from Affiliates

         On January 19, 2000, January 28, 2000 and February 15, 2000, TV Azteca made a series of short-term loans to our company, for an aggregate amount of Ps.192 million (US$20 million), each accruing interest at an annual rate of 13%. We repaid these loans on March 31, 2000.

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

         On September 1, 2000, we entered into an option agreement with CASA pursuant to which we granted CASA a twelve-month option to purchase all of our shares of CASA. CASA has until October 12, 2001 to exercise this option. See "Item 4. Information on the Company--Strategic Investments--CASA."

TV Azteca Advertising Agreements

         In connection with the investment in CASA, the shareholders of CASA caused subsidiaries of TV Azteca to enter into a Television Advertising Time Agreement with us on March 25, 1996 (the "Unsold Airtime Agreement"). Under the Unsold Airtime Agreement, TV Azteca agreed to air not less than 300 commercial spots per week for a period of 10 years, each spot with 20 seconds average duration, totaling 5,200 minutes each year, in otherwise unsold airtime. In exchange for such television advertising time, Elektra agreed to pay TV Azteca US$1.5 million each year, payable in advance each year. TV Azteca may not terminate the Unsold Airtime Agreement. However, we may terminate the Unsold Airtime Agreement at any time upon at least 90 days' notice. Our rights under the Unsold Airtime Agreement may be transferred to third parties. For the years ended December 31, 1998, 1999 and 2000, we recorded advertising expenses of Ps.
26.6 million, Ps.10.6 million and Ps.14.7 million, respectively, under this agreement.

         On December 22, 1998, we entered into a Television Advertising Time Agreement with TV Azteca (the "Prime Airtime Agreement"). Under the Prime Airtime Agreement, TV Azteca has agreed to air commercial spots for Elektra at discounted rates based on the gross rating points assigned to the airtime chosen by us for each commercial spot. At least 60% of the commercial spots must be aired on "stellar" airtime, i.e. from 7:00 p.m. to midnight, and half of this 60% (30%) must be aired on "prime" airtime, i.e. from 9:00 p.m. to 11:00 p.m. The remaining 40% may be aired on airtime other than from 7:00 p.m. to midnight. Under the Prime Airtime Agreement, we determine each year how much airtime to purchase from TV Azteca for that particular year. In 1999, we purchased Ps.42 million of airtime under this agreement, but in 2000, we did not purchase any airtime under this agreement. The Prime Airtime Agreement was executed for a term of five years. The Prime Airtime Agreement may not be terminated by Elektra, but may be terminated at any time by TV Azteca upon at least 15 business days' notice. Our rights under the Prime Airtime Agreement may not be transferred to third parties.

         On February 17, 2000, we entered into an additional advertising agreement with TV Azteca effective for one year, pursuant to which TV Azteca will air commercial spots for us at rates based on the rating points assigned per program. At December 31, 2000, we purchased airtime amounting to Ps.50.9 million under this contract.

COTSA

         On September 30, 1999, Inmuebles Ardoma, S.A. de C.V. (a wholly-owned subsidiary of Grupo SyR) acquired approximately 90% of the capital stock of COTSA in exchange for capitalizing Ps.354.0 million of accounts receivable due from COTSA. See "Item 4. Information on the Company--Strategic
Investments--CASA."

Unefon Agreement

         As part of our investment in CASA and through CASA, in TV Azteca, we indirectly own 9.3% of Unefon. At the August 31, 2000 meeting of our Committee on Related Party Transactions, it was agreed to terminate our previous agreement with Unefon, dated October 15, 1999, and to enter into a new ten-year agreement beginning January 1, 2000.

         Pursuant to our agreement with Unefon, we market, sell and distribute Unefon's wireless telecommunications and other telephony products and services through our stores. See "Item 4. Information on the Company--Additional Services."

         On October 19, 2000, TV Azteca granted to its shareholders, including Azteca Holdings, rights to acquire all of its shares of Unefon. See "Item 4. Information on the Company--Strategic Investments--TV Azteca Spin-Off of Unefon."

Biper

         Elektra's relationship with Biper, a Mexican company that provides wireless e-mail and traditional messaging services, is governed by two separate agreements:

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

         We recorded revenues under these agreements of Ps.39.4 million, Ps.54.5 million and Ps.25.3 million for the years ended December 31, 1998, 1999 and 2000, respectively.

         We also sell certain goods to Biper and Radiocel including electronic devices, computers and communication equipment. Revenues from sales to Biper and Radiocel for the years ended December 31, 1998, 1999 and 2000 amounted to Ps.97.6 million, Ps.76.2 million and Ps.119.9 million, respectively.

Todito.com ("Todito")

         As approved by our Related Party Transactions Committee, we entered into an agreement with Todito on May 9, 2000 for a duration of five years, pursuant to which Elektra, Salinas y Rocha and The One rent spaces in their stores to Todito, where it will install Internet kiosks and offer its services through its www.todito.com Internet portal. In addition, our stores provide Todito with space on all their web pages (www.elektra.com.mx, www.salinasyrocha.com.mx ) to place a fixed icon with the Todito logo, and, in return, Todito provides the stores with space on its website to place a fixed icon, which works as a link to the stores' web pages. The stores also grant the right to Todito to sell, on an exclusive basis, its banner and button inventory appearing on their web pages.

         Customers may make payments for sales completed through the Todito Internet portal at our stores, which will be paid a commission on payments received. The stores are required to deposit the amounts collected in a Todito account within three days following the collection.

         At December 31, 2000, no revenues have been generated from this agreement.

Item 8.  Financial Information

Consolidated Financial Statements

         See "Item 18.  Financial Statements." and pages F-1 through F-85.

Legal Proceedings

         We do not believe that any legal proceedings to which we or any subsidiary are a party will, individually or in the aggregate, have a material adverse effect on our business, financial condition or results of operation.

         Suspension of Payments

         In September 1983, Elektra Mexicana, S.A. de C.V. ("Elektra Mexicana") and certain subsidiaries of Elektra Mexicana were subject to suspension of payments proceedings in Mexico as a result of the inability to pay debts due to the devaluation of the peso in the early 1980s. Elektra Mexicana is currently a subsidiary of our company and, at the time of the suspension of payments proceedings, the owner and operator of our Elektra stores. In 1984, the Mexican court having jurisdiction over the suspension of payments proceedings approved a plan of reorganization (the "Plan") for Elektra Mexicana and its subsidiaries. As a result of the suspension of payments proceedings, we and our current operating subsidiaries were formed to operate our business. Elektra Mexicana has paid the settlement claims stipulated in the Plan and is in the process of proving the payment of such claims to the authorities. Once payment has been proven, the suspension of payments process will be formally terminated. We are aware of three creditors who did not consent to the Plan. Two of these creditors have filed no objection to the Plan and have not sought to collect any amounts owed to them. One financial institution (the "Financial Institution") has sought to enforce a promissory note in the original principal amount of US$3,375,000, together with accrued interest and penalty interest to the date of repayment. Under the terms of the Plan, the Financial Institution is entitled to receive Ps.444,251. The Financial Institution has instituted two separate proceedings in the Mexican federal courts seeking to enforce the promissory note. Each of these proceedings has been dismissed, the court holding that the suspension of payments proceeding is the appropriate forum for the Financial Institution to pursue its claim. The last of these proceedings was dismissed on August 12, 1993. Since such date, the Financial Institution has taken no further action to enforce its claim, and we believe that such claim would now be barred by the statute of limitations. We believe that the maximum amount for which Elektra Mexicana may be liable to the three creditors who did not consent to the Plan is Ps.1.7 million, which we have recorded as a liability. Based on the advice of our legal counsel, we believe our potential liability does not exceed the amount already recorded. If the Financial Institution were to prevail for amounts significantly in excess of the amount recorded by us and if Elektra Mexicana could not otherwise satisfy the Financial Institution's claim, a court could order the sale of certain property leased to us (including a warehouse and a small number of stores). There can be no assurance that we would be able to renew any such leases on the same or similar terms.

         General

         Manufacturers of defective products in Mexico may be subject to liability for loss and injury caused by such products, but the Mexican laws providing for such liability have been rarely invoked. Mexican law does not recognize product liability claims against a seller of a defective product that did not manufacture the product. Because we do not currently manufacture any of our products, we do not believe we will be exposed to future product liability claims.

Dividend Policy

         For a discussion of our dividend policy, see "Item 3. Key Information--Dividends."

Item 9.  The Offer and Listing.

                          NATURE OF THE TRADING MARKET

         Our CPOs are traded on the Mexican Stock Exchange. Each CPO represents financial interests in, and limited voting rights with respect to, two B Shares and one L Share. The GDSs have been issued by the Depositary. On August 15, 1997, our shareholders approved a ten-for-one split of our stock. Prior to October 3, 1997, the effective date of this stock split, each GDS represented 2 CPOs. Thereafter and as of December 31, 2000, each GDS represented 10 CPOs, as issued by the CPO Trustee for the CPO Trust. The GDSs are traded on the New York Stock Exchange (the "NYSE"). The GDSs are also quoted on the Stock Exchange Automated Quotation system of the International Stock Exchange of the United Kingdom and the Republic of Ireland, Ltd. (SEAQ International).

         Our A, B and L Shares (together, "the Shares") are also listed on the Mexican Stock Exchange. The A and B Shares have traded infrequently. Since the initial issuance of L Shares on December 13, 1993, the L Shares have been traded on Subsection "A" of the Mexican Stock Exchange. Subsequent to the restructuring of our capital effected on July 12, 1994 (the "Recapitalization"), the CPO has replaced the L Share as the principal form of equity security of our company traded in Mexico. In December 1994, we completed a Level II listing in the form of GDRs on the NYSE which is traded under the symbol EKT. On December 18, 2000, we completed the merger of Grupo Elektra into Grupo SyR, as a result of which all pre-merger Shares, CPOs and GDSs were technically replaced with identical numbers of post-merger Shares, CPOs and GDSs, with identical features, of Grupo SyR, which is now named Grupo Elektra. At December 31, 2000, there were 111,731,940 CPOs represented by 11,173,194 GDSs. The proportion of the total CPOs held in the form of GDSs was 9.15 at December 31, 2000. As most of the GDSs are held by a nominee of The Depository Trust Company, it is not practicable for us to determine the number of GDSs or shares beneficially owned in the United States.

         The following tables set forth, for the periods indicated, the reported high and low sales prices of our principal form of equity security on the Mexican Stock Exchange, and of GDRs on the New York Stock Exchange. Prices have not been restated in constant currency units or to reflect the stock split described below.


                                 Mexican Stock Exchange             New York Stock Exchange
                                 Nominal Pesos Per CPO                    US$ per GDS

                               High                  Low           High                  Low
                               ----                  ---           ----                  ---

1996                        Ps.  6.42             Ps. 3.37       US$ 16.38             US$  8.75
1997                            14.30                 6.07           37.12                 15.00
1998                            14.40                 3.18           18.00                  2.88

1999:

      First Quarter         Ps.  6.70             Ps. 3.80        US$ 7.06            US$  3.50
      Second Quarter             7.42                 5.22            8.00                 5.43
      Third Quarter              5.54                 4.04            5.93                 4.37
      Fourth Quarter             9.46                 4.30            9.93                 4.43

2000:

      First Quarter         Ps. 13.20             Ps. 7.84       US$ 14.25            US$  8.12
      Second Quarter            11.80                 6.80           12.68                 6.93
      Third Quarter             11.30                 8.00           11.62                 8.68
      Fourth Quarter            10.80                 7.84           11.00                 8.12

2001:

      January               Ps. 10.20             Ps. 7.64       US$ 10.63            US$  7.88
      February                  10.10                 8.35           10.18                 8.51
      March                      9.51                 7.77            9.78                 8.20
      April                      9.00                 7.80            9.70                 8.16
      May                        9.20                 7.80            9.98                 8.44
      June(1)                    8.76                 8.46            9.53                 9.10

---------------------------------
(1)  Through June 20, 2001.

         At our annual ordinary and extraordinary meeting of shareholders held on April 25, 1998, our shareholders approved the establishment of a reserve in our stockholders' equity account in the amount of Ps.6.7 million for the repurchase of our stock, in accordance with rules established by the Comision Nacional Bancaria y de Valores, the Mexican banking and securities commission (the "CNBV"). We may purchase our CPOs on the Mexican Stock Exchange and our GDSs on the New York Stock Exchange at prevailing prices to the extent of funds remaining in this reserve account. Any shares so repurchased will not be deemed to be outstanding for purposes of calculating any quorum or voting at a shareholders' meeting during the period in which such shares are owned by us.

Changes in Securities and Changes in Security for Registered Securities

         On December 18, 2000, as part of our corporate reorganization, we merged with and into Grupo SyR. As a result, Grupo SyR, the surviving company, changed its name to Grupo Elektra, S.A. de C.V., which, as legal successor to the former Grupo Elektra, has assumed the obligations of our predecessor, and is now the issuer of the 12% Guaranteed Senior Notes Due 2008.

                      TRADING ON THE MEXICAN STOCK EXCHANGE

         The Mexican Stock Exchange (Bolsa Mexicana de Valores, S.A. de C.V.), located in Mexico City, is the only stock exchange in Mexico. Founded in 1907, it is organized as a corporation whose shares are held by 30 brokerage firms, which are exclusively authorized to trade on the Exchange. Trading on the Mexican Stock Exchange takes place principally on the Exchange through automated systems. The Mexican Stock Exchange is open between the hours of 8:30 a.m. and 3:00 p.m. Mexico City time, each business day. Trades in securities listed on the Mexican Stock Exchange can also be effected off the Exchange. The Mexican Stock Exchange operates a system of automatic suspension of trading in shares of a particular issuer as a means of controlling excessive price volatility, but under current regulations this system does not apply to securities such as the L Shares that are directly or indirectly (for example, through GDSs) traded on a stock exchange (including for these purposes NASDAQ) outside Mexico.

         Settlement is effected two business days after a share transaction on the Mexican Stock Exchange. Deferred settlement, even by mutual agreement, is not permitted without the approval of the Mexican National Securities Commission
(CNBV). Most securities traded on the Mexican Stock Exchange, including our shares, are on deposit with Instituciun para el Depusito de Valores, S.A. de C.V. (Indeval), a privately owned securities depositary that acts as a clearinghouse for Mexican Stock Exchange transactions.

Item 10.  Additional Information.

                                     BYLAWS

         Set forth below is a brief summary of certain significant provisions of our bylaws and Mexican law. This description does not purport to be complete and is qualified by reference to our bylaws, which have been filed as an exhibit to this Annual Report. For a description of the provisions of our bylaws relating to our Board of Directors, Executive Committee and statutory auditors, see "Item
6. Directors, Senior Management and Employees."

Organization and Register

         Grupo Elektra is a sociedad anonima de capital variable organized in Mexico under the Mexican General Corporate Law (Ley General de Sociedades Mercantiles). Our company was registered in the Public Registry of Commerce of Mexico City on September 18, 2000 under the number 119,176-35,112.

Purposes

         The purposes of our company are set forth in Chapter 1, Article 2 of our bylaws as follows: a) to incorporate, organize and invest in the capital stock and patrimony of all type of mercantile and civil companies and associations, industrial, commercial and services enterprises, radio and tourist concessionaires and other kind of concessionaires, either national or from abroad, as well as in certificates of participation as permitted by law; b) to acquire, transfer and in general negotiate with all type of shares, interests of partners, participation or interests and any other security permitted by law; c) to issue, subscribe, accept, endorse and negotiate with all type of credit instruments or bearer securities permitted by law; d) to obtain and grant loans, with or without guarantee, that do not imply the execution of acts reserved to credit institutions under the Law of Credit Institutions; e) to grant special endorsements, bonds and guarantees of any kind, real or personal, regarding our obligations or the obligations of third parties with which we do business; f) to register, acquire, use and dispose of in any manner of patents, trademarks, trade names and copyrights; g) in general, to enter into any civil or mercantile acts and to execute all kind of agreements permitted by law for the performance of its corporate purpose.

Voting Rights

         Each A Share and B Share entitles the holder thereof to one vote at meetings of our shareholders. Holders of Series L Shares with limited right to vote have the right to attend and to vote exclusively in Special Meetings of such Series and in Extraordinary Shareholder Meetings while dealing with the following matters:

         o the transformation of our company from one type of company to another,

         o    any merger with other corporations or companies,

         o cancellation of the issuance of Series L Shares in the Securities or Special Sections of the Registro Nacional de Valores e Intermediarios (National Register of Securities and of Intermediaries) or in other national or foreign stock exchange in which such shares are registered.

         Holders of L Shares have the right to designate one member of the Board of Directors.

         Under Mexican law, holders of shares of any series are also entitled to vote as a class on any action that would prejudice the rights of holders of shares of such series but not rights of holders of shares or other series, and a holder of shares of such series would be entitled to judicial relief against any such action taken without such a vote. The determination whether an action requires a class vote on these grounds would initially be made by the Board of Directors or other party calling for shareholder action. A negative determination would be subject to judicial challenge by an affected shareholder, and the necessity for a class vote would ultimately be determined by a court. There are no other procedures for determining whether a proposed shareholder action requires a class vote, and Mexican law does not provide extensive guidance on the criteria to be applied in making such a determination.

Shareholders' Meetings

         General shareholders' meetings may be ordinary meetings or extraordinary meetings. Extraordinary general meetings are those called to consider certain matters specified in Article 182 of the Mexican General Corporate Law, including, principally, amendments of the bylaws, liquidation, merger and transformation from one type of company to another, as well as to consider the removal of our company's shares from listing on the Mexican Stock Exchange or any foreign stock exchange. General meetings called to consider all other matters are ordinary meetings. The director elected by the holders of L Shares is elected at a special meeting of holders of L Shares. All other matters on which holders of L Shares are entitled to vote would be considered at an extraordinary general meeting. Holders of L Shares are not entitled to attend or address meetings of shareholders at which they are not entitled to vote.

         A special meeting of the holders of L Shares must be held each year for the election of directors. An ordinary general meeting of the holders of A Shares and B Shares must be held each year to consider the approval of the financial statements for the preceding fiscal year, to elect directors and statutory auditors and to determine the allocation of the profits of the preceding year.

         The quorum for an ordinary general meeting of the A Shares and B Shares is 50% of such shares, and action may be taken by a majority of the shares present. If a quorum is not available, a second meeting may be called at which action may be taken by a majority of the A Shares and B Shares present, regardless of the number of such shares. Special meetings of holders of L shares are governed by the same rules applicable to ordinary general meetings of holders of A Shares and B Shares. The quorum for an extraordinary general meeting at which holders of L Shares may not vote is 75% of the A Shares and B Shares, and the quorum for an extraordinary general meeting at which holders of L Shares are entitled to vote is 75% of the outstanding capital stock. If a quorum is not available in either case, a second meeting may be called and action may be taken, provided a majority of the shares entitled to vote is present. Whether on first or second call, actions at an extraordinary general meeting may be taken by a majority vote of the A Shares and B Shares outstanding and, on matters which holders of L Shares are entitled to vote, a majority vote of all the capital stock.

         Shareholders' meetings may be called by the Board of Directors, the statutory auditors or a court. The Board of Directors or the statutory auditors may be required to call a meeting of shareholders by the holders or 33% of the A Shares and B Shares or, in the case of a meeting at which holders of L Shares are entitled to vote, by the holders of 33% of the outstanding capital stock. Notice of meetings must be published in the Diario Oficial de la Federacion or a newspaper of general circulation in Mexico City at least fifteen days prior to the meeting. In order to attend a meeting, shareholders must deposit their shares with us at our office in Mexico City, with a Mexican or foreign banking institution or with a Mexican exchange broker. If so entitled to attend the meeting, a shareholder may be represented by proxy.

Dividend Rights

         At the annual ordinary general meeting of holders of A Shares and B Shares, the Board of Directors submits our financial statements for the previous fiscal year, together with a report thereon by the Board, to the holders of A Shares and B Shares for approval. The holders of A Shares and B Shares, once they have approved the financial statements, determine the allocation of our net profits for the preceding year. They are required by law to allocate 5% of such net profits to a legal reserve, which is not thereafter available for distribution except as a stock dividend, until the amount of the legal reserve equals 20% of our historical capital stock (before effect of restatement). The remainder of net profits is available for distribution. All shares outstanding at the time a dividend or other distribution is declared are entitled to share in such dividend or other distribution.

Preemptive Rights

         In the event of a capital increase, a holder of existing shares of a given series has a preferential right to subscribe for a sufficient number of shares of the same series to maintain the holder's existing proportionate holdings of shares of that series. Preemptive rights must be exercised within 15 days following the publication of notice of the capital increase in the Diario Oficial de la Federacion and a newspaper of general circulation in Mexico City. Under Mexican law, preemptive rights cannot be waived in advance of the issuance thereof and cannot be represented by an instrument that is negotiable separately from the corresponding share. As a result, there is no trading market for the rights in connection with a capital increase. Holders of GDSs that are U.S. persons or located in the United States may be restricted in their ability to participate in the exercise of such preemptive rights. See "Risk Factors--Risks Related to Our Controlling Shareholders and Capital Structure" for a description of the circumstances under which holders of GDSs may not be entitled to exercise such rights.

Limitations on Share Ownership

         Ownership by non-Mexicans of shares of Mexican enterprises is regulated by the 1993 Foreign Investment Law (the "Foreign Investment Law") and the 1998 Regulations (the "Regulations"). The National Commission on Foreign Investment (the "Foreign Investment Commission") is responsible for administration of the Foreign Investment Law and Regulations. In order to comply with restrictions on the percentage of their capital stock that may be owned by non-Mexican investors, Mexican companies typically limit particular classes of their stock to Mexican ownership. Under the Foreign Investment Law, a trust for the benefit of one or more non-Mexican investors may qualify as Mexican if the trust meets certain conditions that will generally ensure that the non-Mexican investors do not determine how the shares are voted.

         Our bylaws allow our capital stock to be acquired by Mexican or foreign individuals or juridical persons. However, any foreigner who, at the time of incorporation or thereafter, acquires an interest or participation in our company shall be deemed by such acquisition to be a Mexican citizen with respect to said interest or participation, as well as to the assets, rights, concessions, participation or interests in which our company holds title, or of the rights and obligations derived from the contracts with Mexican authorities to which our company is a party, and shall be understood to have agreed not to invoke the protection of its Government under penalty, upon failure to comply with such agreement, of forfeiting such interest or participation in favor of the Mexican government.

Other Provisions

         Variable capital. The capital stock of our company is variable, with a fixed minimum of Ps.556,237,160, without the right of redemption, represented by 4,329,459, common or ordinary, non par value Series A and/or Series B Shares and/or Series L Shares with limited right to vote. The variable part of the capital stock is unlimited and is represented by shares of equal characteristics.

         Increases in the minimum part of the capital stock without the right of retirement are carried out by resolution of the General Extraordinary Shareholders Meeting, being necessary in those cases to amend these bylaws. The variable part of the capital stock of our company may be increased without modifying the bylaws, by resolution of the General Ordinary Shareholders Meeting.

         The minimum fixed portion of the capital stock may only be reduced by resolution of the General Extraordinary Shareholders Meeting and the consequent amendment of the bylaws, complying in every case with what it is disposed in article nine of the Mexican General Corporate Law. Reductions of the variable part of the capital stock may be carried out by resolution of the General Ordinary Shareholders Meeting.

         Subject to Articles 220 and 221 of the Mexican General Corporate Law, any holder of variable capital shares is entitled to require the company to redeem such shares at the holder's option at any time at a redemption price equal to the lower of (i) 95% of the average market value of such shares on the Mexican Stock Exchange for 30 trading days preceding the date on which the exercise of the option is effective and (ii) the book value of such shares at the end of the fiscal year in which the exercise of the option is effective.

         Exclusive jurisdiction. Our bylaws provide that legal actions relating to the execution, interpretation or performance of the bylaws shall be brought only in Mexican courts.

         Duration. The duration of the corporation is for 99 years from the date of registration with the Public Registry of Commerce.

         Purchase by our company of our shares. According to our bylaws, we may repurchase our shares on the Mexican Stock Exchange at any time at the then prevailing market price. Any such repurchase must be approved by the Board of Directors, and the amount of shares to be repurchased must be approved by the general ordinary shareholders meeting. In the event of any such repurchase, our capital stock is reduced automatically in an amount equal to the assumed par value of each repurchased share (determined by dividing our outstanding capital stock by the number of shares outstanding immediately prior to such repurchase); if the purchase price of such shares exceeds the assumed par value, the difference is charged against amounts allocated from net earnings to a special reserve created for the repurchase of shares. Repurchased shares are held by our company as treasury stock, pending future sales thereof on the Mexican Stock Exchange or cancellation. Our capital stock is automatically increased upon the resale of such shares in an amount equal to their assumed par value; any excess amount is allocated to the special reserve referred to above. The economic and voting rights corresponding to repurchased shares may not be exercised during the period in which such shares are owned by us, and such shares are not deemed to be outstanding for purposes of calculating any quorum or vote at any shareholders' meeting during such period.

                               MATERIAL CONTRACTS

         On September 1, 2000, we entered into an option agreement with CASA, pursuant to which CASA has a twelve-month option to purchase the 35.8% of CASA stock that we currently own. See "Item 4. Information on the Company--Strategic Investments--CASA."

                                EXCHANGE CONTROLS

         Mexico has had a free market for foreign exchange since 1991, and the government has allowed the Peso to float freely against the U.S. dollar since December 1994. There can be no assurance that the government will maintain its current foreign exchange policies. See "Item 3. Key Information--Selected Financial Data--Exchange Rates."



                     LIMITATIONS AFFECTING SECURITY HOLDERS

         Prior to June 4, 1999, our bylaws limited the ownership of Series A Shares to eligible Mexican holders and credit institutions acting as trustees. Our bylaws did not impose any limitations on the ownership of Series B Shares and Series L Shares or on the ownership of CPOs.

         On June 4, 1999, we amended our bylaws and removed all foreign investment restrictions on ownership of Series A Shares. As a result of such amendment, our bylaws contain no restrictions on the ownership of our shares or on the ownership of CPOs (subject to certain limitations on voting rights described below).

         Ownership by non-Mexicans of shares of Mexican enterprises is regulated by the Ley de Inversion Extranjera (the "Foreign Investment Law") and the Reglamento de la Ley de Inversion Extranjera y del Registro Nacional de Inversiones Extranjeras (the "Foreign Investment Regulations").

         The Foreign Investment Law and Regulations require that we register any non-Mexican owner of CPOs, or the applicable depositary with respect to any Global Depositary Shares, with the National Registry of Foreign Investment. A non-Mexican owner of CPOs who has not been registered is not entitled to vote any shares underlying the CPOs that he otherwise would have the right to vote or to receive dividends with respect to the shares underlying the CPOs. We have registered the Depositary for this purpose with respect to the GDSs and the CPOs (and the B Shares and L Shares, as applicable, represented thereby).

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

         Under our bylaws and Mexican law, holders of L Shares are entitled to vote only in limited circumstances. Holders of L Shares are entitled to elect, at a special stockholders meeting of such series, one of our nine directors, and the corresponding alternate directors. Holders of L Shares are entitled to vote at general extraordinary stockholders meetings on the following corporate actions: (i) transforming our company from one type of company to another, (ii) any merger in which we are not the surviving entity, and (iii) de-listing of the L Shares or securities representing them from the Mexican Stock Exchange or any foreign stock exchange or cancellation of the registration of such shares with the National Securities Registry. Holders of L Shares are also entitled to vote at special stockholders meetings of such series on actions that would prejudice the rights of holders of such series but not the rights of holders of other series.

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

Restrictions Imposed by Bylaws, CPO Trust Agreement and Mexican Law

         Our bylaws provide that legal actions relating to the execution, interpretation or performance of the Bylaws may be brought only in courts in Mexico, D.F. The CPO Trust Agreement provides that all disputes arising therefrom must be submitted to courts located in Mexico, D.F., and that all parties to the CPO Trust Agreement, including CPO holders, agree that they will not submit such disputes to any other courts.

         Our bylaws and the CPO Trust Agreement provide that non-Mexican stockholders and CPO holders, respectively, of our company formally agree with the Foreign Affairs Ministry (i) to be considered as Mexicans with respect to the shares or the CPOs, as the case may be, of our company that they acquire or hold as well as with respect to the property, rights, concessions, participation or interests owned by us and with respect to the rights and obligations derived from any agreements we have with the Mexican Government and (ii) not to invoke the diplomatic protection or intervention of their own governments. If a non-Mexican stockholder or CPO holder should invoke governmental diplomatic protection or intervention in violation of this agreement, its shares or CPOs, as the case may be, could be forfeited to the Mexican Government. Under Mexican law, it is not clear what actions would constitute invoking governmental protection or intervention that would result in forfeiture of shares or CPOs or what process would be implemented in connection with the forfeiture provisions; however, institution of judicial proceedings in a foreign country would not be deemed an invocation of diplomatic protection or intervention which would result in a forfeiture of shares.

         In the event of a capital increase, holders of existing shares have a preferential right to subscribe for a number of shares sufficient to maintain the holders' existing proportionate holding of shares, except in limited circumstances. Holders of GDSs may be restricted under Mexican law in their ability to participate in the exercise of preemptive rights to acquire shares or rights of any other nature and as a result their economic interest in our company could be diluted in the event of a capital increase.

         Whenever the stockholders approve a change of corporate purposes, change of nationality of the corporation or transformation from one form of company to another, any stockholder entitled to vote on such change that has voted against it has appraisal rights whereby it may withdraw from our company and receive an amount, attributable to its shares calculated as specified under Mexican law. Such appraisal rights must be exercised within 15 days following the relevant shareholders meeting. Because the L Shares may vote only on certain matters, such appraisal rights will only be available to holders of L Shares, including L Shares underlying the CPOs (or GDSs), in the case of transformation of our company from one type of company to another. In addition, because the CPO Trustee is required by the terms of the CPO Trust Agreement to vote the B Shares held by non-Mexican nationals in the CPO Trust in the same manner as the majority of B Shares are voted at the relevant meeting, appraisal rights will not be available to non-Mexican holders of B Shares represented by CPOs (and
GDSs).

                                    TAXATION

         The following summary contains a description of the principal Mexican and United States federal income tax consequences of the purchase, ownership and disposition of the 12-3/4% Guaranteed Senior Notes due 2001 (the 12-3/4% Notes) or the 12% Senior Notes due 2008 (the "2008 Notes")(together, the "Notes"), the CPOs or the GDSs, but does not purport to be a complete analysis of all the potential tax considerations relating thereto. This summary is based on the tax laws of Mexico and the United States in force on the date of this Annual Report, including the provisions of the income tax treaty between the United States and Mexico (the "Tax Treaty"), which are subject to change. This summary deals only with holders that will hold Notes, CPOs or GDSs as capital assets and does not address tax considerations applicable to investors that may be subject to special tax rules, such as banks, tax-exempt organizations, insurance companies, dealers in securities or currencies, persons that will hold the Notes, CPOs or GDSs as part of an integrated investment (including a "straddle") comprised of Notes, CPOs or GDSs and one or more other positions, persons that have a "functional currency" other than the U.S. Dollar and persons that own or are treated as owning 10% or more of our voting shares (including CPOs), nor does it address the tax treatment of holders of Notes who did not acquire the Notes at their issue price as part of their initial distribution.

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

         Tax Considerations Relating to the Notes

         Mexican Taxation

         Taxation of Interest and Principal

         As of January 1, 2001, under Mexico's Income Tax law, payments of interest made by us in respect of the Notes (including payments of principal in excess of the issue price of such Notes, which, under Mexican law, are deemed to be interest) to a non-resident holder will generally be subject to a Mexican withholding tax assessed at a rate of 4.9% if (i) the relevant Notes are registered with the Special Section of the National Registry of Securities and Intermediaries maintained by the National Banking and Securities Commission,
(ii) the Notes are placed, through banks or brokerage houses, in a country which has entered into a treaty to avoid double taxation with Mexico, and (ii) no party related to us (defined under the applicable law as parties that are (x) shareholders of our company that own, directly or indirectly, individually or collectively, with related persons (within the meaning of the applicable law) more than ten percent (10%) of our voting stock or (y) corporations more than twenty percent (20%) of the stock of which is owned, directly or indirectly, individually or collectively, with related persons of our company), directly or indirectly, is the effective beneficiary of five percent (5%) or more of the aggregate amount of each such interest payment.

         Apart from the Mexican income tax law discussed in the preceding paragraph, other provisions reducing the rate of Mexican withholding taxes may also apply. Under the Tax Treaty, the rate would be 4.9% for certain holders that are residents of the United States (within the meaning of the Tax Treaty). If the requirements described in the preceding paragraph are not met and no other provision reducing the rate of Mexican withholding taxes applies, such interest payments will be subject to a Mexican withholding tax assessed at a rate of 10%, unless the effective beneficiary is related to us (as defined in the preceding paragraph), in which case payment of interest will be subject to 40% Mexican withholding tax.

         Payments of interest made by us with respect to the Notes to non-Mexican pension or retirement funds will be exempt from Mexican withholding taxes, provided that any such fund (i) is duly incorporated pursuant to the laws of its country of origin, (ii) is exempt from income tax in such country, and
(iii) is duly registered with the Registro de Bancos, Entidades de Financiamiento, Fondos de Pensiones y Jubilaciones y Fondos de Inversion del Extranjero of the Mexican Ministry of Finance and Public Credit.

         Under the law, payments of interest made by us with respect to the Notes to non-Mexican pension or retirement funds will be exempt from Mexican withholding taxes, provided that the fund (i) is duly incorporated pursuant to the laws of its country of origin, (ii) is exempt from income tax in such country and (iii) is registered with the Ministry of Finance for that purpose,
(iv) is the effective beneficiary of such payments of interest.

         We have agreed, subject to specified exceptions and limitations, to pay additional amounts to the holders of the Notes in respect of the Mexican withholding taxes mentioned above ("Additional Amounts"). If we pay Additional Amounts in respect of such Mexican withholding taxes, any refunds received with respect to such Additional Amounts will be for our account.

         Holders or beneficial owners of Notes may be requested to provide certain information or documentation necessary to enable us to establish the appropriate Mexican withholding tax rate applicable to such holders or beneficial owners. In the event that the specified information or documentation concerning the holder or beneficial owner, if requested, is not provided on a timely basis, our obligation to pay Additional Amounts will be limited.

         Under existing Mexican law and regulations, a Foreign Holder will not be subject to any Mexican taxes in respect of payments of principal made by us with respect to the Notes.

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

         Taxation of Dispositions

         Upon the sale, exchange (other than an exchange for registered 2008 Notes as provided above), retirement (including a redemption by us) or other disposition of a Note, a United States Holder generally will recognize capital gain or loss equal to the difference between the amount realized on the sale, exchange, redemption or other disposition (except to the extent such amount is attributable to accrued interest, which will be treated as such) and such Holder's adjusted tax basis in the Note. A United States Holder's adjusted tax basis in a Note generally will equal the cost of such Note to such holder. Such capital gain or loss will be long-term capital gain or loss if, at the time of the disposition, the United States Holder's holding period in the Note is more than one year. The distinction between capital gain or loss and ordinary income or loss is important for purposes of the limitations on a United States Holder's ability to offset capital losses against ordinary income and because United States Holders that are individuals may be entitled to a preferential rate on long-term capital gains. Long-term capital gain realized by a United States Holder that is an individual generally is subject to a maximum rate of 20 percent in respect of property held for more than one year.

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

         U.S. Tax Considerations

         Cash dividends paid with respect to the Shares represented by GDSs or CPOs (before reduction for Mexican withholding tax), to the extent paid out of our current or accumulated earnings and profits, as determined for United States tax purposes, generally will be includible in the gross income of a United States Holder as ordinary income on the day on which the dividends are received by the CPO Trustee and will not be eligible for the dividends received deduction allowed to corporations. Dividends paid in pesos will be included in the income of a United States Holder in a U.S. dollar amount calculated in general by reference to the exchange rate in effect on the day they are received by the CPO Trustee. United States Holders should consult their own tax advisors regarding the treatment of foreign currency gain or loss, if any, on any pesos that are converted into U.S. dollars on a date subsequent to the date of receipt by the CPO Trustee. Dividends generally will constitute foreign source "passive income" or, in the case of certain United States Holders, "financial services income" for United States foreign tax credits purposes.

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

         Distributions to Holders of additional Shares with respect to their GDSs or CPOs that are made as part of a pro rata distribution to all of our shareholders generally will not be subject to United States federal income tax.

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

         United States Backup Withholding and Information Reporting

         A United States Holder of Notes, CPOs or GDSs may, under certain circumstances, be subject to "backup withholding" with respect to certain payments to such United States Holder, such as dividends or interest paid by us or the proceeds of a sale or disposition of Notes, CPOs or GDSs, unless such holder (i) is a corporation or comes within certain exempt categories, and demonstrates this fact when so required, or (ii) provides a correct taxpayer identification number, certifies that it is not subject to backup withholding and otherwise complies with applicable requirements of the backup withholding rules. Any amount withheld under these rules will be allowed as a refund or credit against the holder's United States federal income tax liability provided the required information is furnished to the Internal Revenue Service. While Non-United States Holders generally are exempt from backup withholding, a Non-United States Holder may, in certain circumstances, be required to comply with certain information and identification procedures in order to prove this exemption.

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

                              DOCUMENTS ON DISPLAY

         We are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended. In accordance with these requirements, we file reports and other information with the U.S. Securities and Exchange Commission. These materials, including this Annual Report and the exhibits thereto, may be inspected and copied at the SEC's public reference room at 450 Fifth Street, N.W., Washington D.C. 20549. Please call the SEC at 1-800-SEC-0330 for more information on the public reference room and their copy charges.

Item 11. Quantitative and Qualitative Disclosure about Market Risk

         We are exposed to market risk from changes in interest rates and foreign currency exchange rates. Additionally, as of December 31, 2000, we held forward foreign exchange contracts to hedge a portion of our outstanding indebtedness and equity derivative contracts for investment purposes. Our risks and the potential gains and losses associated with these risks and instruments, are discussed below.

         Interest Rate Risk

         Interest rate risk exists principally with respect to our indebtedness that bears interest at floating rates. At December 31, 2000, we had outstanding Ps.4,080.3 million (US$424.2 million) of indebtedness compared with Ps.3,902.4 million (US$377.8 million) in 1999, of which 66.7% bore interest at fixed interest rates in 2000, compared with 26.5% in 1999 and 33.3% bore interest at variable rates in 2000, compared with 73.5% in 1999. Of the total variable rate debt, 56.1% was denominated in United States dollars in 2000, compared with 52.2% in 1999, 28.4% was denominated in pesos in 2000, compared with 30.1% in 1999 and 15.5% was denominated in other currencies in 2000, compared with 17.7% in 1999.

         A hypothetical instantaneous 10% increase in the average interest rate applicable to our variable rate debt held at December 31, 2000, would have increased our interest expense in 2000 by approximately Ps.19.9 million.

         At December 31, 2000, we had entered into no hedging/derivative transactions with respect to our interest rate exposure.

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

                                       At December 31, 2000             At December 31, 1999
                                  -------------------------------  -------------------------------
                                    (in millions of US dollars)      (in millions of US dollars)
U.S. dollar denominated
assets.............................           US$84.3                          US$33.6
U.S. dollar denominated
liabilities........................            413.6                            267.0

Net liability position.............            329.3                            233.4


         The cash flow required to service our liabilities is generated primarily in Mexican pesos. A hypothetical, instantaneous and unfavorable devaluation of the Mexican peso to Ps.10.50 from the December 31, 2000 Noon Buying Rate (Ps.9.618 per U.S. dollar) would have resulted in estimated exchange losses based on our net U.S. dollar liability position at December 31, 2000 of Ps.290.5 million.

         We manage our exchange rate risk on our net liability position by entering from time to time into forward exchange contracts and options to hedge a portion of our net liability position.

         At December 31, 2000, we had forward exchange contracts to purchase US$45 million at a cost of Ps.457.4 million. The contracts mature in February, May and October 2001. The estimated fair value of these contracts was determined using the current exchange rate as of December 31, 2000 of Ps.9.62 and totaled Ps.432.8 million.

         The potential gain or loss in the fair value contract positions of our foreign exchange hedge instruments held at December 31, 2000 that would have resulted from a hypothetical instantaneous 10% change in the value of the peso against the U.S. dollar would have been approximately Ps.43.3 million.

         Equity Swaps

         As of December 31, 2000, we had also entered into two equity swap agreements that are currently outstanding. We were authorized by our stockholders to repurchase our own stock up to Ps.350 million (nominal pesos as of 1996) through a stock repurchase fund. In order to comply with corresponding tax and legal requirements, we regularly sell stock from the repurchase fund. Our way of doing this is by selling the stock thus repurchased, and engaging in limited equity swap transactions whereby we transfer to the swap counterparty a number of shares against payment of a notional amount, established on the basis of the market price of the shares transferred. Over the term of the swap contract (which may vary from a couple of months up to three years), we pay interest, or interest accrues on the notional amount, typically at a floating rate. Upon expiration of the transaction, a cash settlement payment is made equal to the difference between the notional amount (plus, as the case may be, accreted interest, minus dividends) and the end-date market value of the underlying stock, from Grupo Elektra to the counterparty if positive, and from the counterparty to us, if negative. In one of the transactions, a collar feature is included so that our upside or downside risk of increases or decreases in our share price is limited to the specified floor and cap. Our maximum market risk under our equity swap portfolio is equal to the initial market value of the underlying shares, capped, in one of the transactions, under the embedded collar. In one dollar-denominated transaction, we also bear the currency risk of the devaluation of the peso. Set forth below is our maximum market risk exposure under our equity swap portfolio at December 31, 2000.

                                                                   Maximum risk     Maximum market risk
Underlying shares               Initial Price  Notional amount     scenario price   exposure                  Fair Value
---------------------------------------------------------------------------------------------------------------------------
6,822,600 Elektra CPOs          US$   0.68     US$4.6 million           0.41        US$1.9 million        US$0.9 million
12,878,712 Elektra CPOs         Ps.   9.08     Ps.116.9 million         0.00        Ps.116.9 million      Ps.(15.9) million

         The potential gain or loss in the fair value of our equity derivative instruments held at December 31, 2000 that would have resulted from a hypothetical instantaneous 10% change in the stock market price of our CPOs would have been approximately Ps.15.4 million.

Items 12-17.  Not Applicable

Item 18.  Financial Statements

         Reference is made to Item 19(a) for a list of all financial statements filed as part of this Annual Report.

Item 19.  Financial Statements and Exhibits

         (a)   List of Financial Statements

Consolidated Financial Statements for Grupo Elektra, S.A. de C.V. and
Subsidiaries

                                                            Page
                                                            ----
Report of Independent Accountants                           F-1
Consolidated Balance Sheets as of
  December 31, 1999 and 2000                                F-3
Consolidated Statements of
  Income for the Years Ended
  December 31, 1998, 1999 and 2000                          F-4
Consolidated Statements of
  Changes in Stockholders'
  Equity for the Years Ended December 31, 1998,
  1999 and 2000                                             F-5
Consolidated Statements of Changes
  in Financial Position for the Years
  Ended December 31, 1998, 1999
  and 2000                                                  F-6
Notes to Consolidated Financial Statements                  F-7

Financial Statements for Compania Operadora de Teatros, S.A. de C.V. (subsidiary of Grupo Elektra, S.A. de C.V.)


                                                            Page
                                                            ----

Report of Independent Accountants                          F-65
Balance Sheets as of December 31, 1999
  and 2000                                                 F-67
Statements of Income (Loss) for the
  Years Ended December 31, 1998,
  1999 and 2000                                            F-68
Statements of Changes in Stockholders'
  Equity for the Years Ended December 31, 1998,
  1999 and 2000                                            F-69
Statements of Changes in Financial
  Position for the Years Ended
  December 31, 1998, 1999 and 2000                         F-70
Notes to the Financial Statements                          F-71

         The registrant agrees to furnish to the Securities and Exchange Commission, upon request, copies of any instruments that define the rights of holders of long-term debt of the registrant that are not filed as exhibits to this annual report.

         (b)   List of Exhibits

Exhibit No:            Description
-----------            -----------

Exhibit 1.1            Public Instrument of Merger, including
                       the English translation of the Amended
                       and Restated Bylaws of Grupo Elektra,
                       S.A. de C.V.

Exhibit 2.1            Indenture, dated as of March 22, 2000,
                       between Grupo Elektra, the Guarantors,
                       and The Bank of New York, as Trustee.*

Exhibit 3.1 English translation of Amendment to form of CPO Trust Deed.**

Exhibit 4.1            Option Agreement between Grupo Elektra
                       and CASA, dated September 1, 2000,
                       together with English translation.

Exhibit 4.2            English translation of Current Option
                       Plan for Grupo Elektra employees.**

Exhibit 8.1            List of Grupo Elektra's Significant
                       Subsidiaries.

----------------------------
* Incorporated by reference to Grupo Elektra's Registration Statement on Form F-4 filed on September 15, 2000 (File No. 333-12536).
** Incorporated by reference to Grupo Elektra's Annual Report on Form 20-F filed on June 27, 2000 (File No. 1-13200).

                 GRUPO ELEKTRA, S. A. DE C. V. AND SUBSIDIARIES
                 ----------------------------------------------

                        CONSOLIDATED FINANCIAL STATEMENTS
                        ---------------------------------

                           DECEMBER 31, 1999 AND 2000
                           --------------------------

                                      INDEX
                                      -----

Contents                                                Page
--------                                                ----

Report of Independent Accountants                       F-1

Consolidated Financial Statements:

Balance Sheets                                          F-3

Statements of Income                                    F-4

Statements of Changes in Stockholders' Equity           F-5

Statements of Changes in Financial Position             F-6

Notes to the Consolidated Financial Statements          F-7

REPORT OF INDEPENDENT ACCOUNTANTS
---------------------------------

Mexico City, February 28, 2001, except for paragraphs a. and b. of Note 15, for which the dates are May 15, 2001 and March 16, 2001, respectively.


To the Stockholders of

Grupo Elektra, S. A. de C. V. and subsidiaries
(formerly Grupo SyR, S. A. de C. V.)


We have audited the consolidated balance sheets of Grupo Elektra, S. A. de C. V. and subsidiaries (collectively the "Company") as of December 31, 1999 and 2000, and the related consolidated statements of income, of changes in stockholders' equity and of changes in financial position for each of the three years in the period ended December 31, 2000, all expressed in constant pesos of December 31, 2000 purchasing power. These financial statements have been prepared in accordance with accounting principles generally accepted in Mexico and are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the aforementioned consolidated financial statements present fairly, in all material respects, the consolidated financial position of Grupo Elektra, S. A. de C. V. and subsidiaries as of December 31, 1999 and 2000, and the results of their operations, the changes in their stockholders' equity and in their financial position for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in Mexico.

Accounting principles generally accepted in Mexico vary in certain significant respects from generally accepted accounting principles in the United States of America. The application of generally accepted accounting principles in the United States of America would have affected the determination of consolidated net income, for each of the three years in the period ended December 31, 2000 and the determination of consolidated stockholders' equity as of December 31, 1999 and 2000 to the extent summarized in Note 17 to the consolidated financial statements.

As mentioned in Note 3k. to the financial statements, commencing January 1, 2000 the Company adopted the provisions of Statement D-4 "Accounting Treatment of Income Tax, Asset Tax and Employees' Profit Sharing".

PricewaterhouseCoopers




Manuel Cueto

                 GRUPO ELEKTRA, S. A. DE C. V. AND SUBSIDIARIES
                 ----------------------------------------------
                                    (Note 1)

                           CONSOLIDATED BALANCE SHEETS
                           ---------------------------
                 Thousands of Mexican pesos of December 31, 2000
                 -----------------------------------------------
                                purchasing power
                                ----------------

                                                                                  December 31,
                                                                 ------------------------------------------------

                                                                     1999                      2000
                                                                     ----          ------------------------------

                                                                                                    Thousands of
Assets                                                                                             US dollars (*)
------                                                                                             --------------

CURRENT ASSETS:
Cash and cash equivalents                                        Ps  864,273       Ps  766,617      US$   79,856
                                                                 -----------       -----------      ------------

Accounts receivable:
Customers - Net (Note 5)                                           1,832,293         2,181,008           227,188
Amounts due from related parties - Net (Note 9)                      220,907           172,824            18,003
Recoverable taxes                                                     38,900            63,192             6,582
Other receivables                                                    196,504           350,390            36,499
                                                                 -----------       -----------      ------------

                                                                   2,288,604         2,767,414           288,272
                                                                 -----------       -----------      ------------

Deposits on securitized receivables (Note 5)                         745,610         1,510,248           157,318
                                                                 -----------       -----------      ------------

Prepaid expenses                                                      29,345            38,264             3,986
                                                                 -----------       -----------      ------------

Inventories (Note 6)                                               2,642,025         2,861,399           298,062
                                                                 -----------       -----------      ------------

Total current assets                                               6,569,857         7,943,942           827,494

PROPERTY, FURNITURE, EQUIPMENT AND
INVESTMENT IN STORES - Net (Note 7)                                3,779,753         3,675,477           382,862

GOODWILL, less accumulated amortization of Ps441,004 in
1999 and Ps530,746 in 2000                                         1,355,205         1,265,463           131,819

INVESTMENT IN SHARES (Note 8)                                        868,988           828,543            86,307

OTHER ASSETS                                                         302,653           416,346            43,369

DEFERRED TAXES (Notes 3k. and 13)                                                       45,685             4,759
                                                                 -----------       -----------      ------------

                                                                 Ps12,876,456      Ps14,175,456     US$1,476,610
                                                                 ============      ============     ============

Liabilities and Stockholders' Equity

CURRENT LIABILITIES WITH FINANCIAL COST:
Bank loans and other debt (Note 10)                              Ps2,228,150       Ps1,440,304      US$  150,032
Capitalized lease obligations (Note 11)                                8,776           102,196            10,645
                                                                 -----------       -----------      ------------

                                                                   2,236,926         1,542,500           160,677
                                                                 -----------       -----------      ------------

CURRENT LIABILITIES WITHOUT FINANCIAL COST:
Suppliers                                                          2,435,594         2,502,103           260,636
Other accounts payable and accrued expenses                          692,398           855,075            89,070
Income and asset tax payable and employees' statutory
profit sharing payable                                               147,572           208,393            21,708
                                                                 -----------       -----------      ------------

                                                                   3,275,564         3,565,571           371,414
                                                                 -----------       -----------      ------------

Total current liabilities                                          5,512,490         5,108,071           532,091
                                                                 -----------       -----------      ------------

LONG-TERM LIABILITIES WITH FINANCIAL COST:
Bank loans and other debt (Note 10)                                1,674,207         2,640,000           275,000
Capitalized lease obligations (Note 11)                                1,846           143,533            14,951
                                                                 -----------       -----------      ------------

                                                                   1,676,053         2,783,533           289,951
                                                                 -----------       -----------      ------------

LONG-TERM LIABILITIES WITHOUT FINANCIAL COST:
Other liabilities                                                     42,884            33,437             3,483
Labor obligations                                                     37,991            47,107             4,907
                                                                 -----------       -----------      ------------

                                                                      80,875            80,544             8,390
                                                                 -----------       -----------      ------------

DEFERRED CREDITS:
Unearned income from extended warranties                             359,005           631,528            65,784
Negative goodwill (Note 2a.)                                         140,941           107,777            11,227
                                                                 -----------       -----------      ------------

                                                                     499,946           739,305            77,011
                                                                 -----------       -----------      ------------

Total liabilities                                                  7,769,364         8,711,453           907,443
                                                                 -----------       -----------      ------------

STOCKHOLDERS' EQUITY (Note 12):

Capital stock                                                        594,954           602,896            62,802
Paid-in capital                                                    1,613,152         1,597,943           166,452
Retained earnings                                                  3,935,376         5,159,944           537,494
Legal reserve                                                         92,764            92,791             9,666
Reserve for repurchase of shares                                     660,828           455,495            47,447
Effect of translation of foreign subsidiaries                         (5,555)           13,003             1,355
Loss from holding nonmonetary assets                              (1,984,787)       (2,683,826)         (279,565)
                                                                 -----------       -----------      ------------

Majority stockholders                                              4,906,732         5,238,246           545,651
Minority stockholders                                                200,360           225,757            23,516
                                                                 -----------       -----------      ------------

Total stockholders' equity                                         5,107,092         5,464,003           569,167

SUBSEQUENT EVENTS (Note 15)
COMMITMENT (Note 16)

                                                                 Ps12,876,456      Ps14,175,456     US$1,476,610
                                                                 ============      ============     ============

(*) The U.S. dollar figures represent the Mexican pesos amounts of December 31, 2000 translated at the exchange rate of December 31, 2000 of Ps9.60 per U.S. dollar and are unaudited.

The accompanying seventeen notes are an integral part of these consolidated financial statements.

                 GRUPO ELEKTRA, S. A. DE C. V. AND SUBSIDIARIES
                 ----------------------------------------------
                                    (Note 1)

                        CONSOLIDATED STATEMENTS OF INCOME
                        ---------------------------------

                 Thousands of Mexican pesos of December 31, 2000
                 -----------------------------------------------
                   purchasing power (except per share amounts)
                   -------------------------------------------

                                                                         Year ended December 31,
                                                               -------------------------------------------------

                                                          1998           1999                   2000
                                                          ----           ----        ---------------------------

                                                                                                    Thousands of
                                                                                                   US dollars (*)
                                                                                                   --------------

Merchandise, services and other revenues (Note 3b.)   Ps11,101,544   Ps12,494,644   Ps14,725,366   US$1,533,892
Cost of merchandise sold and of services (Note 3b.)      6,585,844      7,390,940      8,436,391        878,791
                                                      ------------    -----------    -----------   ------------

Gross profit                                             4,515,700      5,103,704      6,288,975        655,101
                                                      ------------    -----------    -----------   ------------

Administrative and selling expenses                      2,890,031      3,210,941      4,026,544        419,432
Depreciation and amortization                              419,429        526,448        605,041         63,025
                                                      ------------    -----------    -----------   ------------

                                                         3,309,460      3,737,389      4,631,585        482,457
                                                      ------------    -----------    -----------   ------------

Operating income                                         1,206,240      1,366,315      1,657,390        172,644
                                                      ------------    -----------    -----------   ------------

Comprehensive financing cost:
Interest income                                            100,253        171,486        196,089         20,426
Interest expense                                          (530,701)      (775,317)      (656,553)       (68,391)
Foreign exchange (loss) gain - Net (Note 3p.)             (431,647)        25,013       (109,252)       (11,380)
Gain on net monetary position                              282,313        279,962        284,597         29,646
                                                      ------------    -----------    -----------   ------------

                                                          (579,782)      (298,856)      (285,119)       (29,699)
                                                      ------------    -----------    -----------   ------------

Income before taxes and employees' statutory profit
sharing and equity in the results of affiliate             626,458      1,067,459      1,372,271        142,945

Taxes and employees' statutory profit
sharing (Note 13)                                         (131,057)      (105,237)      (207,163)       (21,580)
                                                      ------------   ------------    -----------    -----------

Income before equity in the results of affiliate           495,401        962,222      1,165,108        121,365
Equity in the results of Comunicaciones Avanzadas,
S. A. de C. V. - Net (Note 3i.)                           (234,990)       (88,492)       (22,282)        (2,321)
                                                      ------------    -----------    -----------   ------------

Consolidated net income                               Ps   260,411    Ps  873,730    Ps1,142,826   US$  119,044
                                                      ============    ===========    ===========   ============

Income of minority stockholders                       Ps     4,926    Ps   23,813    Ps   20,360   US$    2,121
                                                      ============    ===========    ===========   ============

Income of majority stockholders                       Ps   255,485    Ps  849,917    Ps1,122,466   US$  116,923
                                                      ============    ===========    ===========   ============

Basic and diluted earnings per share (Note 3o.)       Ps     0.073    Ps    0.247     Ps   0.310   US$     0.03
                                                      ============    ===========     ==========   ============


(*) The U.S. dollar figures represent the Mexican pesos amounts of December 31, 2000 translated at the exchange rate of December 31, 2000 of Ps9.60 per U.S. dollar and are unaudited.


The accompanying seventeen notes are an integral part of these consolidated financial statements.

                 GRUPO ELEKTRA, S. A. DE C. V. AND SUBSIDIARIES
                 ----------------------------------------------
                                (Notes 1 and 12)

           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
           ----------------------------------------------------------
              FOR THE YEARS ENDED DECEMBER 31, 1998, 1999 AND 2000
              ----------------------------------------------------

                 Thousands of Mexican pesos of December 31, 2000
                 -----------------------------------------------
                   purchasing power (except per share amounts)
                   -------------------------------------------



                                Number of             Authorized but
                              common shares   Capital  unsubscribed               Paid-in      Retained
                               outstanding     stock       stock         Total    capital      earnings
                               -----------     -----       -----         -----    -------      --------

Balances at January 1, 1998   3,581,697,930 Ps 671,046   (Ps 76,922)  Ps 594,124 Ps 2,138,471 Ps 3,101,680
Reduction of paid-in
capital resulting
from repurchase of
shares of subsidiaries                                                              (212,188)
Issuance of capital stock         8,937,849                     403          403       5,533
Payment of dividends                                                                              (136,593)
Repurchase of shares - Net      (24,714,000)
Consolidated net income
Effect of translation                                                                              255,485
of foreign subsidiaries
Loss from holding nonmonetary
assets                          ----------- -----------  ----------- -----------  -----------  -----------

Balances at
December 31, 1998             3,565,921,779    671,046      (76,519)     594,527   1,931,816     3,220,572


Reduction of paid-in
capital resulting from
repurchase of shares of
subsidiaries                                                                        (188,326)

Issuance of capital stock        11,526,831                     427          427      10,651
Payment of dividends                                                                              (135,113)
Sale of repurchased shares - Net 84,439,560                                         (196,715)
Consolidated net income                                                                            849,917
Effect of translation of
foreign subsidiaries
Gain on derivative transactions                                                       55,726
Increase in minority interest
as a result of
the acquisition of Grupo
SyR and Cotsa1
Loss from holding
nonmonetary assets
                               -----------  -----------  ----------- -----------  -----------  -----------
Balances at
December 31, 1999             3,661,888,170    671,046      (76,092)     594,954   1,613,152     3,935,376

Reduction of paid-in
capital resulting from
repurchase of shares of
subsidiaries                                                                        (136,320)

Issuance of capital stock        17,103,036                     600          600      16,047
Payment of dividends                                                                              (139,969)
Repurchase of shares - Net      (62,690,864)

Consolidated  net income                                                                         1,122,466
Effect of translation of
foreign subsidiaries
Gain on derivative transactions                                                       97,684

Increase in equity accounts
as a result of the merger of
Grupo Elektra into Grupo SyR
(Note 12)                         4,613,065      7,342                     7,342       7,380        (4,753)
Initial recognition
of deferred taxes (Note 3k.)                                                                       246,824
Loss from holding
nonmonetary assets

                               -----------  -----------  ----------- -----------  -----------  -----------
Balances at
December 31, 2000             3,620,913,407  Ps678,388    (Ps75,492)   Ps602,896 Ps1,597,943   Ps5,159,944
                              =============  =========     ========    =========  ===========  ===========


                                                             Loss       Effect of
                                             Reserve for from holding  translation
                                    Legal      repuchase  nonmonetary   of foreign    Minority
                                   reserve     of shares     assets    subsidiaries Stockholders    Total
                                   -------     ---------    ------     ------------ ------------    -----

Balances at January 1, 1998       Ps 92,764 Ps 394,233(Ps 1,122,985)              Ps 100,048  Ps 5,298,335

Reduction of paid-in
capital resulting
from repurchase of
shares of subsidiaries                                                                            (212,188)

Issuance of capital stock                                                                            5,936
Payment of dividends                                                                              (136,593)

Repurchase of shares - Net                     (78,033)                                            (78,033)
Consolidated net income                                                                4,926       260,411
Effect of translation
of foreign subsidiaries                                                    7,152                     7,152
Loss from holding nonmonetary
assets                                                     (569,833)                              (569,833)
                                 ---------- ----------   ----------  ----------- -----------   -----------
Balances at
December 31, 1998                    92,764    316,200   (1,692,868)       7,152     104,974     4,575,137


Reduction of paid-in
capital resulting from
repurchase of shares of
subsidiaries                                                                                      (188,326)

Issuance of capital stock                                                                           11,078
Payment of dividends                                                                              (135,113)
Sale of repurchased shares - Net               344,628                                             147,913
Consolidated net income                                                              23,813        873,730
Effect of translation of
foreign subsidiaries                                                     (12,707)                  (12,707)
Gain on derivative transaction                                                                      55,726
Increase in minority interest
as a result of
the acquisition of Grupo
SyR and Cotsa                                                                       173,502       173,502
Loss from holding
nonmonetary assets                                          291,919                 (101,929)     (393,848)
                                ----------- ----------  -----------  ----------- -----------   -----------
Balances at
December 31, 1999                    92,764    660,828   (1,984,787)      (5,555)    200,360     5,107,092

Reduction of paid-in
capital resulting from
repurchase of shares of
subsidiaries                                                                                      (136,320)

Issuance of capital stock                                                                           16,647
Payment of dividends                                                                              (139,969)
Repurchase of shares - Net                   (205,403)                                            (205,403)

Consolidated  net income                                                              20,360     1,142,826
Effect of translation of
foreign subsidiaries                                                      18,558                    18,558
Gain on derivative transactions                                                                     97,684

Increase in equity accounts
as a result of the merger of
Grupo Elektra into Grupo SyR
(Note 12)                                27         70       (5,108)                                 4,958
Initial recognition
of deferred taxes (Note 3k.)                                                           5,037       251,861
Loss from holding
nonmonetary assets                                         (693,931)                              (693,931)
                                ----------- ----------  -----------  ----------- -----------   -----------

Balances at
December 31, 2000                  Ps92,791  Ps455,495 (Ps2,683,826)    Ps13,003   Ps225,757   Ps5,464,003
                                   ========  =========  ===========     ========   =========   ===========


                                           Year ended December 31,
                                     -----------------------------

                                       1998         1999         2000
                                       ----         ----         ----
  Current year net income (loss):
  Parent company                    Ps73,042     (Ps39,276)   Ps 41,406
  Subsidiaries                       182,443       889,193    1,081,060
                                     -------       -------     ---------
                                   Ps255,485     Ps849,917  Ps1,122,466

The accompanying seventeen notes are an integral part of these consolidated financial statements.

                 GRUPO ELEKTRA, S. A. DE C. V. AND SUBSIDIARIES
                 ----------------------------------------------
                                    (Note 1)

            CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION
            --------------------------------------------------------
                 Thousands of Mexican pesos of December 31, 2000
                 -----------------------------------------------
                                purchasing power
                                ----------------

                                                                         Year ended December 31,
                                                      ----------------------------------------------------------

                                                          1998           1999                   2000
                                                          ----           ----        ---------------------------

                                                                                                    Thousands of
Operations:                                                                                        US dollars (*)
----------                                                                                         --------------

Consolidated net income                               Ps  260,411     Ps 873,730   Ps 1,142,826     US$ 119,044
Charges (credits) to income not affecting resources:
Depreciation and amortization                             419,429        526,448        605,041          63,025
Allowance for doubtful accounts                           469,339        462,201        574,386          59,832
Accruals for seniority premiums and pension plan            6,407          7,147          9,116             950
Equity in the results of Comunicaciones Avanzadas,
S. A. de C. V. - Net                                      234,990         88,492         22,282           2,321
Provision for deferred taxes                                                            206,176          21,477
Other provisions                                           11,694         28,458         46,949           4,891
Net change in accounts receivable, inventories,
other assets, accounts payable, related parties
and unearned income from extended warranties             (170,833)      (486,337)    (2,205,472)       (229,737)
                                                      -----------     ----------     ----------     -----------


Resources provided by operations                        1,231,437      1,500,139        401,304          41,803
                                                      -----------     ----------     ----------     -----------

Financing:
---------

Paid-in capital (own and subsidiaries' shares)           (212,188)      (188,326)      (136,320)        (14,200)
Short-term and long-term loans received (repaid) - Net    997,350       (214,148)       177,947          18,536
Capitalized lease obligations                                                           235,107          24,490
Increase in capital stock accounts as result
of merger with Grupo SyR                                                                  4,958             517
Issuance of capital stock                                   5,936         11,078         16,647           1,734
Payment of dividends                                     (136,593)      (135,113)      (139,969)        (14,580)
Gain on derivative transactions (Note 12d.)                               55,726         97,684          10,175
(Repurchase) sale of shares                               (78,033)       147,913       (205,403)        (21,396)
Debt issuance costs                                                                    (107,916)        (11,241)
                                                      -----------     ----------     ----------     -----------

Resources provided by (used in) financing activities      576,472       (322,870)       (57,265)         (5,965)
                                                      -----------     ----------     ----------     -----------

Investing:
---------

Acquisition of property, furniture, equipment
and investment in stores - Net                           (743,464)      (498,880)      (441,695)        (46,010)
Investment in shares                                     (192,989)
Acquisition of Grupo SyR, S. A. de C. V.,
net of assets acquired (Note 2a.)                                       (949,464)
Acquisition of Compania Operadora de Teatros,
S. A. de C. V., net of assets acquired (Note 2b.)                       (504,011)
Increase in minority stockholders as a
result of the acquisition of Grupo SyR and Cotsa                         173,502
                                                      -----------     ----------     ----------     -----------

Resources used in investing activities                   (936,453)    (1,778,853)      (441,695)        (46,010)
                                                      -----------     ----------     ----------     -----------

Increase (decrease) in cash and cash equivalents          871,456       (601,584)       (97,656)        (10,172)
Cash and cash equivalents at beginning of year            594,401      1,465,857        864,273          90,028
                                                      -----------     ----------     ----------     -----------

Cash and cash equivalents at end of year              Ps1,465,857     Ps 864,273     Ps 766,617     US$  79,856
                                                      ===========     ==========     ==========     ===========

(*) The U.S. dollar figures represent the Mexican pesos amounts of December 31, 2000 translated at the exchange rate of December 31, 2000 of Ps9.60 per U.S. dollar and are unaudited.

The accompanying seventeen notes are an integral part of these consolidated financial statements.

                 GRUPO ELEKTRA, S. A. DE C. V. AND SUBSIDIARIES
                 ----------------------------------------------
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                 ----------------------------------------------
                        DECEMBER 31, 1998, 1999 AND 2000
                        --------------------------------

                   (monetary figures expressed in thousands of
                  Mexican pesos of December 31, 2000 purchasing
                power, except foreign currency figures, exchange
                 rates in Note 4 and per share amounts mentioned
                                   in Note 12)

NOTE 1 - COMPANY OPERATIONS:
---------------------------

The main activities of Grupo Elektra, S. A. de C. V. ("Grupo Elektra") and its subsidiaries (collectively the "Company") are the purchase and sale, distribution, importation and exportation of consumer electronics, major appliances, household furniture and clothing. A significant portion of the Company's revenues arises from installment sales. Additionally, the Company offers a series of complementary products and services, the most important of which are money transfer services from the United States to Mexico and within Mexico, and extended warranty services for electronics and appliances. The Company operates the following stores:

                                                      December 31,
                                                      ------------
                                                 1999              2000
                                                 ----              ----

Elektra Mexico                                    598               598
Elektra Latin America                              99               102
Salinas y Rocha                                    90                89
Hecali                                             83                27
The One                                            76               134
                                                 ----             -----

                                                  946               950
                                                 ====             =====

At December 31, 2000, the Company's main subsidiaries are the following:

                                                                   Percentage
                              Subsidiary                            of equity
                              ----------                            ---------

Elektra Comercial, S. A. de C. V. (Elektra) (see Note 3b.)             98.5%
Elektrafin Comercial, S. A. de C. V. (Elektrafin) (see Note 3b.)       99.1%
Salinas y Rocha, S. A. de C. V. (SyR)                                 100.0%
Grupo Hecali, S. A. de C. V. and subsidiaries (Hecali)                100.0%
Inmuebles Ardoma, S. A. de C. V. and subsidiaries (Ardoma)            100.0%

NOTE 2 - ACQUISITION OF SUBSIDIARIES AND INTERCOMPANY REORGANIZATION:
--------------------------------------------------------------------

a. Acquisition of Grupo SyR, S. A. de C. V. (Grupo SyR) -
   ----------------------------------------------------

On April 8, 1999, Grupo Elektra acquired the rights to Grupo SyR's debt and 94.3% of the outstanding shares of Grupo SyR for US$77.7 million (Ps793 million nominal). Grupo SyR is a specialty retailer in Mexico and its main activities are the purchase and sale of consumer electronics, major appliances, household furniture and clothing. At the date of acquisition, Grupo SyR operated 97 stores, of which 86 were traditional stores and 11 were department stores.

The Grupo SyR acquisition was recorded under the purchase method of accounting.

Net Grupo SyR assets acquired were as follows:

Working capital, other than cash acquired                Ps      200,041
Property, furniture and equipment                              1,055,779
Excess of net assets acquired over
the purchase price (negative goodwill)                          (391,439)
                                                         ---------------

                                                                 864,381

Expenses related to the acquisition                               85,083
                                                         ---------------

Net cash used to acquire Grupo SyR                       Ps      949,464
                                                         ===============

In June 1999, the Company sold certain assets and leasing rights of certain department stores owned by Grupo SyR. The Company recorded a Ps220,069 loss on the sale against the negative goodwill.

The consolidated financial statements of the Company as of and for the year ended December 31, 1999 include the assets, liabilities and results of operations of Grupo SyR from the acquisition date through December 31, 1999. However, for comparative purposes, the following unaudited pro forma information presents the combined results of operations of the Company and Grupo SyR as if the acquisition of Grupo SyR had occurred on January 1, 1998.

                                                     Year ended
                                                    December 31,
                                                    ------------
                                            1998                 1999
                                            ----                 ----

Merchandise, services
and other revenues                   Ps    13,434,133     Ps    12,815,981
Costs and expenses                         12,292,466           11,460,280
                                     ----------------     ----------------

Operating income                            1,141,667            1,355,701
Comprehensive financing cost                 (579,781)            (231,554)
Taxes and statutory profit sharing           (146,645)            (114,891)
Equity in the results of
Comunicaciones Avanzadas,
S. A. de C. V. - Net                         (234,990)             (88,492)
                                     ----------------     ----------------

Consolidated net income              Ps       180,251 (*) Ps       920,764 (*)
                                     ================     ================

(*) This pro forma information does not purport to be indicative of the results of operations which would have actually been realized had the acquisition occurred on January 1, 1998.

b. Acquisition of Compania Operadora de Teatros, S. A. de C. V. ("Cotsa") -
   ----------------------------------------------------------------------

On September 30, 1999, Inmuebles Ardoma, S. A. de C. V. (a wholly-owned subsidiary of Grupo SyR) acquired 90% of the capital stock of Compania Operadora de Teatros, S. A. de C. V. (a former wholly-owned subsidiary of Grupo Cotsa, S.
A. de C. V.), a company controlled by certain stockholders of Grupo Elektra, through the capitalization of Ps354,061 in receivables due the Company. Cotsa's main assets were represented by 86 buildings and related land. The buildings have been used to open Elektra and The One stores. The accompanying consolidated financial statements include the assets, liabilities and results of operations of Cotsa beginning October 1, 1999. At the date of acquisition, the book value of the assets acquired was Ps504,011.

c. Intercompany reorganization -
   ---------------------------

In 1999, the Company initiated an intercompany reorganization as follows:

i. On July 30, 1999, Salinas y Rocha, S. A. de C. V. spun-off its assets into three operating subsidiaries: Salinas y Rocha, Elektra Comercial and Elektrafin Comercial.

ii. On November 12, 1999, Corporacion Diprofin, S. A. de C. V. and Articulos Domesticos al Mayoreo, S. A. de C. V., former subsidiaries of Grupo Elektra, merged with and into Grupo SyR with Grupo SyR as the surviving entity.

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

iv. As a result of the above reorganization, Grupo Elektra increased its equity in Grupo SyR from 94.3% to 99.9%. As the final step of the intercompany reorganization described above, the stockholders approved the merger of Grupo Elektra into its subsidiary Grupo SyR (see Note 12a.).

d. Hecali

In 1998, Grupo Elektra increased its ownership interest in Hecali giving rise to goodwill of Ps192,989. In 1999 and 2000, the Company converted 76 and 56 Hecali stores, respectively, to The One stores format.

NOTE 3 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:
---------------------------------------------------

Following is a summary of the significant accounting policies, including the concepts, methods and criteria related to the recognition of the effects of inflation on the financial statements:

a. Recognition of the effects of inflation
   ---------------------------------------

The consolidated financial statements and the notes thereto are expressed in constant pesos of purchasing power as of December 31, 2000 and have been prepared in conformity with accounting principles generally accepted in Mexico, in accordance with the following policies:

- Investments in marketable securities are stated at market value.

- Inventory is restated by the replacement cost method; cost of sales is restated by applying factors derived from the National Consumer Price Index
  (NCPI).

- Property, furniture, equipment, investment in stores, goodwill and the components of stockholders' equity are restated by applying factors derived from the NCPI.

- The gain on net monetary position represents the effect of inflation, as measured by the NCPI, on the monthly net monetary liabilities and assets during the year, restated to pesos of purchasing power as of the end of the most recent period.

- The loss from holding nonmonetary assets represents the amount by which nonmonetary assets have increased less than the inflation rate measured in terms of the NCPI, and is included in stockholders' equity under the caption "loss from holding nonmonetary assets".

- The NCPI used to recognize the effects of inflation in the financial statements was 275.038, 308.919 and 336.596 as of December 31, 1998, 1999 and
   2000, respectively.

b. Presentation of the statement of income
   ---------------------------------------

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

Following is an analysis of revenues and of cost of sales:

                                                                              December 31,
                                                        -----------------------------------------------------

Revenues:                                                     1998                1999                2000
--------                                                      ----                ----                ----

Sales of merchandise                                    Ps    8,621,368     Ps    9,684,806     Ps   11,210,931
Accrued income from extended warranties                          38,984              94,856             156,385
Accrued mark-up                                               2,163,155           2,248,662           2,655,522
Penalty interest                                                258,727             353,549             357,937
Loss on monetary position from accounts
receivable                                                     (355,780)           (265,950)           (228,681)
Revenues from money transfer services (1)                       375,090             378,721             573,272
                                                        ---------------     ---------------     ---------------

                                                        Ps   11,101,544     Ps   12,494,644     Ps   14,725,366
                                                        ===============     ===============     ===============

Costs:
-----

Cost of merchandise sold                                Ps    6,038,726     Ps    6,759,593     Ps    7,642,751
Other provisions                                                 11,694              28,458              46,949
Interest expense on loans                                       279,596             297,528             307,295
Allowance for doubtful accounts                                 469,339             462,201             574,386
Interest on money transfer funding                               17,747              16,027              13,656
Gain on monetary position on loans
obtained to finance the installment sales
program                                                        (231,258)           (172,867)           (148,646)
                                                        ---------------     ---------------     ---------------

                                                        Ps    6,585,844     Ps    7,390,940     Ps    8,436,391
                                                        ===============     ===============     ===============

(1) In January 1996, Elektra entered into a revised agreement with Western Union for the transfer of money from the United States to Mexico, under which Elektra will receive US$14.2 million annually over ten years. For this purpose, Western Union deposited US$142 million into an escrow account, which in turn invested this amount by purchasing 2% of the shares of three consolidated subsidiaries.

c. Principles of consolidation
   ---------------------------

The consolidated financial statements include the accounts of the Company and its majority-owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

d. Cash and cash equivalents
   -------------------------

The Company considers all highly liquid investments with original maturities of less than three months to be cash equivalents.

e. Revenue recognition

The Company recognizes revenue on the accrual basis when goods are delivered to customers. Interest and installment sales mark-up are credited to income on the straight-line basis over the life of the respective installment contracts (normally from 13 to 53 weeks).

Revenues from money transfer services represent the commissions paid by Western Union to Elektra arising from money transfers collected in Elektra, SyR and The One/Hecali stores plus a share of foreign exchange gain, as well as commissions paid by Elektra's customers for money transfers within Mexico. Both types of commissions are recorded as services are provided.

Revenues from extended warranty services are recorded as deferred income on the date the corresponding warranty certificates are sold, and are credited to income using the straight-line method over the terms of the extended warranties (from two to five years).

f. Allowance for doubtful accounts
   -------------------------------

The Company increases the allowance for doubtful accounts at the time of any installment sale by an amount equal to five percent of the cash price of the merchandise sold, plus the mark-up, less the down payment, if any. This method is based on the historical experience of the Company and represents management's best estimate of losses derived from accounts receivable. The Company follows the policy of writing-off all customer balances outstanding more than ninety days against the allowance for doubtful accounts.

g. Inventories and cost of sales
   -----------------------------

Inventories and cost of sales are originally determined by the average cost method and are restated as mentioned in Note 3a. Amounts of inventories so determined do not exceed current market value (see Note 6).

h. Property, furniture, equipment and investment in stores
   -------------------------------------------------------

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

i. Investments in shares
   ---------------------

The investment in Comunicaciones Avanzadas, S. A. de C. V. (CASA) is accounted for by the equity method. The equity in loss of CASA is shown net of the amortization of the related goodwill, in the consolidated statements of income. The amortization of CASA goodwill amounted to Ps55,987 in each of the years ended December 31, 1998, 1999, and 2000.

Investments in marketable equity securities are recorded at market value with gains and losses recognized in earnings.

Other investments in non-marketable equity securities in which the Company's interest is less than 10% are stated originally at cost, and restated as mentioned in Note 3a.

j. Goodwill and negative goodwill
   ------------------------------

The excess of cost over the book value of the shares of subsidiaries and equity investees acquired (goodwill) and negative goodwill are amortized over twenty and five years, respectively, and are restated as mentioned in Note 3a.

The related negative goodwill amortization for the years ended December 31, 1999 and 2000 amounted to Ps24,872 and Ps33,163, respectively, and is included in the depreciation and amortization expense.

k. Income tax and employees' statutory profit sharing
   --------------------------------------------------

Commencing January 1, 2000 the Company adopted Statement D-4 "Accounting Treatment of Income Tax, Asset Tax and Employees' Profit Sharing" issued by the Mexican Institute of Public Accountants (MIPA). Under this statement, deferred taxes are initially recognized for all differences between book and tax values of assets and liabilities and for tax loss carryforwards and asset tax carryforwards that have a high probability of realization. The adoption of this statement resulted in an increase in stockholders' equity of Ps251,861, including Ps5,037 corresponding to minority interest.

For the year ended December 31, 2000, the Company recorded a Ps206,176 provision for deferred income tax including the loss on monetary position related to the deferred tax asset (see Note 13)

Through December 31, 1999, deferred taxes were recognized for non-recurring timing differences between financial pretax income and taxable income, which were expected to reverse in an identifiable period.

l. Labor obligations
--------------------

Seniority premiums to which employees are entitled upon termination of employment after 15 years of service, as well as benefits from the noncontributory retirement plans established by the Company's subsidiaries for their employees, are recognized as expenses of the years in which the services are rendered, based on actuarial studies.

Plan benefits are primarily based on employees' years of service, which the Company estimates to be an average of 25 years, and on remuneration at retirement.

As of December 31, 1999 and 2000 and for the years ended December 31, 1998, 1999 and 2000, the respective liability and the net cost for the period charged to income were not significant.

Other severance compensation to which employees may be entitled in the event of dismissal or death, in accordance with the Mexican Federal Labor Law, is charged to income in the year in which it becomes payable.

m. Impairment of long-lived assets
   -------------------------------

The Company periodically evaluates the carrying value of its fixed assets, goodwill and other intangible assets to determine whether there are any impairment losses. If indicators of impairment were present, and future cash flows were not expected to be sufficient to recover the assets' carrying amount, an impairment loss determined using discounted cash flows would be charged to expense in the period identified. No event has been identified that would indicate an impairment of the value of material long-lived assets recorded in the accompanying consolidated financial statements.

n. Transactions in foreign currencies and translation of foreign operations
   ------------------------------------------------------------------------

Transactions in foreign currencies are recorded at the rates of exchange prevailing on the dates they are entered into. Assets and liabilities denominated in these currencies are stated at the Mexican peso equivalents resulting from applying the year-end rates. Exchange differences arising from fluctuations in the exchange rates between the dates on which transactions are entered into and those on which they are settled, or the balance sheet dates, are charged or credited to income (see Note 4).

The figures of the subsidiaries in Central and South America are translated by using the methodology established in Statement B-15 "Transactions in Foreign Currency and Translation of Financial Statements of Foreign Subsidiaries". In accordance with the provisions of that statement, the figures of those subsidiaries are restated by applying inflation factors of the country of origin. The resulting monetary and nonmonetary assets and liabilities, as well as the income and expenses, are translated at the exchange rate in effect on the balance sheet date. Differences arising from the translation of the subsidiaries' financial statements as of December 31, 1998, 1999 and 2000 amounted to Ps7,152, (Ps12,707) and Ps18,558, respectively, and were recorded as part of stockholders' equity.

o. Earnings per share
   ------------------

Earnings per share is computed in accordance with Statement B-14 "Earnings per Share", by dividing the income of majority stockholders by the weighted average number of shares outstanding in 1998 (3,574,753,543), 1999 (3,440,460,171) and
2000 (3,622,810,268). Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then share in the earnings of the entity. The effect of stock options granted to the Company's employees on earnings per share did not have a material effect on the calculation of diluted earnings per share.

p. Derivative financial instruments
   --------------------------------

The Company has entered into short-term and medium-term forward currency exchange contracts to reduce the risk of adverse movements in the exchange rate between the Mexican peso and the U.S. dollar. Realized and unrealized gains and losses on forward currency contracts are recognized in income of the period and are included in comprehensive financing cost. For the years ended December 31, 1999 and 2000, these operations generated losses of Ps64,100 and Ps128,500, respectively.

Gains and losses on instruments indexed to the Company's stock are recognized in the financial statements when realized. Any resulting gain or loss is recorded in stockholders' equity. Interest expense on the transactions, as well as dividends pertaining to these shares, are recorded in results of the year in which they are realized (see Note 12d.).

Counterparties to its derivative transactions are normally major financial institutions which also participate in the Company's bank credit facilities. Credit loss from counterparty non-performance is not anticipated.

q. Description of leasing arrangements
   -----------------------------------

The Company conducts a major part of its operations from leased facilities, which include 800 stores, seven warehouses and the building housing the Company's headquarters. These facilities are under operating leases that expire over the next ten years. Most of the operating leases are renewable for periods of three to five years.

Some of the rental payments on store facilities are based on a minimum rental or a percentage of the store's sales (contingent rentals).

In most cases, management expects leases to be renewed or replaced by other assets.

r. Use of estimates
   ----------------

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements. Actual results could differ from those estimates.

s. Reclassifications
--------------------

Certain reclassifications have been made to prior period amounts for them to conform to the current presentation.

NOTE 4 - FOREIGN CURRENCY POSITION:
----------------------------------

The following information is expressed in thousands of U.S. dollars, since this is the currency in which most of the Company's foreign currency transactions are carried out.

The Company had the following foreign currency monetary assets and liabilities:

                                                                       (Thousands of US dollars)
                                                                           December 31, 1999
                                                      ------------------------------------------------------

                                                                             Central and
                                                                                South
                                                           Mexico            America (1)             Total
                                                           ------            -----------             -----

Assets                                                US$      33,625      US$    40,000       US$     73,625
Liabilities                                                  (267,025)           (55,099)            (322,124)
                                                      ---------------      -------------       --------------

Net short position                                   (US$     233,400)    (US$    15,099)     (US$    248,499)
                                                      ===============      =============       ==============

                                                                           December 31, 2000
                                                      ------------------------------------------------------

                                                                             Central and
                                                                                South

                                                           Mexico            America (1)             Total
                                                           ------            -----------             -----

Assets                                                US$      84,343      US$    43,458       US$    127,801
Liabilities                                                  (413,687)           (48,831)            (462,518)
                                                      ---------------      -------------       --------------

Net short position                                   (US$     329,344)    (US$     5,373)     (US$    334,717)
                                                      ===============      =============       ==============

(1) Denominated in various currencies, which were translated to US dollars at the exchange rates in effect on December 31, 1999 and 2000 (see Note 10).

At December 31, 2000, the exchange rate was Ps9.60 to the U.S. dollar (Ps9.49 at December 31, 1999). At February 28, 2001, date of issuance of the consolidated financial statements, the exchange rate was Ps9.82 to the U.S. dollar.

At December 31, 1999 and 2000, the Company had entered into forward currency exchange contracts to hedge various bank loans for US$45 million and US$50 million, respectively.

Below is a summary of the principal foreign currency transactions carried out by the Company's subsidiaries in 1998, 1999 and 2000:

                                        Year ended December 31,
                                        -----------------------

                            1998                1999                2000
                            ----                ----                ----

Revenues from money
transfer services           US$24,270          US$27,140           US$46,667
Sale of merchandise            71,260             82,911              88,434
Imported merchandise         (105,231)           (66,766)            (94,121)
Interest expense              (24,611)           (33,229)            (49,096)
Fees                          (21,132)           (25,192)            (15,733)
Other                         (11,728)           (10,437)            (27,986)
                       --------------      -------------       -------------

Net                   (US$     67,172)    (US$    25,573)     (US$    51,835)
                       ==============      =============       =============


NOTE 5 - NET BALANCES DUE FROM CUSTOMERS, AND SECURITIZATION OF RECEIVABLES:
---------------------------------------------------------------------------

Customer account balances at December 31, 1999 and 2000 were as follows:

                                                     December 31,
                                                     ------------
                                            1999                      2000
                                            ----                      ----

Gross retail receivables -
Net of securitization                     Ps2,392,228              Ps2,842,104
Less: Past due receivables written -
off in the year                              (471,274)                (534,997)
                                      ---------------           --------------

Net retail receivables                      1,920,954                2,307,107
Wholesale receivables                           3,067                    5,018
                                      ---------------           --------------

Total                                       1,924,021                2,312,125

Less - Allowance for doubtful accounts        (91,728)                (131,117)
                                      ---------------           --------------

                                      Ps    1,832,293           Ps   2,181,008
                                      ===============           ==============

Accounts receivable from retail customers are shown net of the unearned installment sales mark-up. The unearned installment sales mark-up was Ps336,659 and Ps445,536 at December 31, 1999 and 2000, respectively.

The movement of the allowance for doubtful accounts is as follows:

                                          Year ended December 31,
                                          -----------------------

                               1998                1999                2000
                               ----                ----                ----

Beginning balance              Ps 62,083         Ps 100,801          Ps 91,728
Provisions                       469,339            462,201            574,386
Write-offs                      (430,621)          (471,274)          (534,997)
                            ------------       ------------       ------------

Ending balance                Ps 100,801         Ps 91,728         Ps 131,117
                            ============       ============       ============

Securitization of receivables
-----------------------------

Elektrafin has established a revolving securitization program to securitize its receivables through the transfer of a portion of its receivable collection rights to a trust fund in exchange for cash resources obtained from the public offering of "Ordinary and Amortizable Participation Certificates" ("CPOs"). The public offering is effected by the issuance of preferred and subordinated CPOs acquired by public investors and Elektrafin, respectively. In each public offering, the Company is required to transfer an additional portion of its portfolio to guarantee the issue, which is represented by the subordinated CPOs owned by Elektrafin. The subordinated CPOs are referred to as deposits on securitized receivables on the accompanying consolidated balance sheet.

At December 31, 2000, the following issues were outstanding (see Note 15a.):


                                                 Amount of
                  Date of         Maturity        the issue          Interest          Fitch
 Issuance        issuance           date      at nominal value         rate        Mexico grade
---------        --------           ----      ----------------         ----        ------------

    98-1      April 1998         April 2002       Ps 793,000        CETES + 2.25         AA
    99-1      September 1999     August 2002         200,000        TIIE + 1.5           AA+
    00-1      April 2000         April 2004          369,463 (*)    8.35%                AAA

(*) Equivalent to 127 million Unidades de Inversion (UDIs). UDIs are a unit of measurement which considers the effects of inflation.

Elektrafin collects the securitized receivables on behalf of the trust and deposits such collections in the trust fund, which periodically pays interest to the holders of the preferred CPOs. Over the term of the issue, Elektrafin makes revolving transfers of receivables in exchange for cash from the collections previously deposited in the trust. When the maturity of the issue approaches, Elektrafin is not allowed to continue making revolving transfers of receivables, because the trust needs to accumulate the proceeds from the collections to repay the preferred CPO holders and to pay the remaining funds to Elektrafin, the subordinated CPOs holder. The preferred CPOs are repaid at their nominal value, and the subordinated CPOs at their adjusted value, arrived at by dividing the remaining cash held by the trust by the number of subordinated CPOs outstanding.

NOTE 6 - INVENTORIES:
---------------------

                                                      December 31,
                                                      ------------

                                               1999                  2000
                                               ----                  ----

Brand name merchandise                    Ps   2,390,881       Ps     2,598,768
Elektra brand name merchandise                    20,550                 52,505
Other merchandise                                140,472                 36,407
Merchandise in transit                            98,953                 20,132
                                          --------------       ----------------

                                               2,650,856              2,707,812
Less - Allowance for obsolete inventories         (8,831)               (22,452)
                                          --------------       ----------------

                                               2,642,025              2,685,360
Advances to suppliers                                                   176,039
                                         ---------------       ----------------

                                          Ps   2,642,025       Ps     2,861,399
                                          ==============       ================

NOTE 7 - PROPERTY, FURNITURE, EQUIPMENT AND INVESTMENT IN STORES:
----------------------------------------------------------------


                                        December 31,             Average annual
                                        ------------              depreciation
                                                                and amortization
                                 1999                2000           rate (%)
                                 ----                ----         --------

Buildings                     Ps 2,193,332        Ps 2,102,949        3
Computer equipment               1,004,359           1,298,841       30
Communication equipment            307,505             345,766       10
Transportation equipment           375,460             380,988       23
Furniture and fixtures             537,688             584,683       14
Machinery and equipment            329,875             359,624       10
                           ---------------      --------------

                                 4,748,219           5,072,851
Less - Accumulated
depreciation                    (2,553,463)         (2,819,318)
                           ---------------     ---------------

                                 2,194,756           2,253,533
Land                               891,079             880,208
                           ---------------     ---------------

                                 3,085,835           3,133,741
Investment in stores - Net         693,918             541,736       20
                           ---------------     ---------------

                             Ps 3,779,753        Ps 3,675,477
                           ===============     ===============

NOTE 8 - INVESTMENT IN SHARES:
-----------------------------

                                         December 31,               Percentage
                            -----------------------------------          of
                                  1999                  2000           equity
                                  ----                  ----          ------

Comunicaciones Avanzadas,
S. A. de C. V.
(CASA)                          Ps 632,165            Ps 599,589       35.8%
Other                              236,823               228,954
                             -------------         -------------
                                Ps 868,988            Ps 828,543

On March 26, 1996 the Company purchased 35.8% of the capital stock of CASA, through the capitalization of accounts receivable amounting to US$45.4 million and a cash payment amounting to US$62.2 million. CASA is a holding company which owns 90% of the equity of Azteca Holdings, S. A. de C. V., which in turn, owns 56.7% of the equity of TV Azteca and 9.1% of the equity of Grupo Cotsa, S. A. de
C. V.. The Company has the right to exchange all or a portion of its shares of CASA at any time before March 26, 2006, for the 226.4 million CPOs of TV Azteca owned by Azteca Holdings. This exchange right allows the Company to acquire up to approximately 7.6% of the capital stock of TV Azteca. Through the Company's indirect investment in TV Azteca, the Company indirectly owns 9.1% of Todito.com., S. A. de C. V. and 9.1% of Operadora Unefon, S. A. de C. V. (see
Note 9).

In July 2000, the Company's Board of Directors' Committee on Related Party Transactions approved an agreement granting CASA or its assignee a call option to acquire the Company's 35.8% interest in CASA, or a portion thereof (not less than 50%), at any time prior to October 13, 2001 for a total cash payment of approximately US$316.4 million. In connection with the requirements of section
4.14 of the Indenture governing the issuance of the US$275 million 12% Senior Notes due 2008 mentioned in Note 10, the Company obtained a written opinion from a recognized United States investment banking firm certifying that the financial terms of the option are fair from a financial point of view to Grupo Elektra.

In the event that CASA or its assignee does not purchase 100% of the Company's interest in CASA by October 13, 2001, CASA must pay Grupo Elektra a cash penalty of US$15.8 million. At December 31, 2000, the Company's investment in shares of CASA, including goodwill, amounts to Ps1,453,701 (US$151.4 million).

Included below is the summarized financial information of CASA:

                                           December 31,
                                          -------------
                                  1999                    2000
                                  ----                    ----

Current assets                  Ps 6,380,837            Ps 6,577,591

Non current assets                13,720,636              13,302,990
                            ----------------        ----------------

                               Ps 20,101,473           Ps 19,880,581
                            ================        ================

Total current liabilities       Ps 2,498,466            Ps 1,800,236
Long term liabilities             13,932,270              15,371,645
                            ----------------        ----------------

                                  16,430,736              17,171,881
                            ----------------        ----------------

Minority interest                  2,219,182               1,551,730
                            ----------------        ----------------

Stockholders' equity               1,451,555               1,156,970
                            ----------------        ----------------

Total liabilities and
stockholders' equity           Ps 20,101,473          Ps  19,880,581
                            ================        ================


                                      Year ended December 31,
                                      -----------------------

                             1998              1999             2000
                             ----              ----             ----

Net revenue               Ps 5,672,681      Ps 4,569,855     Ps 5,430,581
Operating income (loss)      1,642,614              (552)       1,189,824
Net (loss) income             (476,163)         (173,375)         200,195

NOTE 9 - ACCOUNTS RECEIVABLE (PAYABLE) AND SIGNIFICANT
------------------------------------------------------
TRANSACTIONS WITH RELATED PARTIES:
----------------------------------

                                                           December 31,
                                                         ---------------
                                                    1999               2000
                                                    ----               ----

Azteca Holdings, S. A. de C. V. and subsidiaries    Ps 7,621          Ps 43,055
Biper, S. A. de C. V. and subsidiaries ("Biper")      40,222             26,711
Mobil Digital, S. A. de C. V. and subsidiaries       117,025             19,651
Unefon, S. A. de C. V. and subsidiaries - Net                           (18,192)
Other                                                 56,039            101,599
                                                ------------       ------------

                                                  Ps 220,907         Ps 172,824
                                                ============       ============

The principal transactions with related parties are as follows:

Merchandise sales

Revenues from sales of electronic devices and equipment to related parties amounted to Ps97,560, Ps76,178 and Ps119,921 for the years ended December 31, 1998, 1999 and 2000, respectively.

Advertising agreements signed with Azteca Holdings, S. A. de C. V. and subsidiaries
------------------------------------------------------------------

In 1996 the Company entered into a ten-year agreement with TV Azteca whereby Elektra will purchase at least 5,200 minutes per year of advertising time from TV Azteca, to be aired during otherwise unsold time. The price is a minimum of US$1.5 million per year for ten years. For the years ended December 31, 1998, 1999 and 2000, the Company recorded advertising expenses of Ps26,624, Ps10,583 and Ps14,747, respectively, under this arrangement.

In 1998, Elektra and TV Azteca entered into a separate five-year agreement pursuant to which TV Azteca will air commercial spots for Elektra at commercial rates based on the gross rating points assigned during premium airtime, i.e., from 7:00 p.m. to 12:00 a.m. Under the 1998 agreement, Elektra determines each year how much airtime to purchase from TV Azteca for that particular year. In 1999, Elektra purchased Ps20,000 of airtime under the 1998 agreement. Elektra did not purchase any airtime in 2000 under this agreement.

On February 17, 2000, Elektra and TV Azteca entered into an additional advertising agreement effective for one year, pursuant to which TV Azteca will air commercial spots for Elektra at rates based on the rating points assigned per schedule. At December 31, 2000 Elektra had purchased airtime amounting to Ps50,993 under this contract.

Agreements signed with Biper, S. A. de C. V. and subsidiaries (Biper)
---------------------------------------------------------------------

The Company's relationship with Biper is governed by two separate agreements dated March 31, 1996, and March 15, 1999, pursuant to which Elektra acts as Biper's agent to promote Biper's paging and message delivery services, sign-up Biper's subscribers, provide customer support and carry out collection.

The Company's income for the years ended December 31, 1998, 1999 and 2000, corresponding to the aforementioned services amounted to Ps39,448, Ps54,476 and Ps25,325, respectively.

Agreement signed with Operadora Unefon, S.A. de C.V.
----------------------------------------------------

At the August 31, 2000 meeting of the Company's Board of Directors' Committee on Related Party Transactions, it was agreed to terminate the agreement with Operadora Unefon, S. A. de C. V. (formerly Servicios Profesionales de Comunicacion, S. A. de C. V. - Unefon) dated October 15, 1999, and to sign a new agreement with a mandatory ten-year duration for both parties, beginning January 1, 2000.

In accordance with this new agreement, Elektra, SyR, The One and Hecali are required to:

i.    Promote among their customers the telephone services provided by Unefon,
ii. Sell, for credit or cash, the telephones acquired by the companies from Unefon.
iii. Allow Unefon to install towers, antennas, shelters, or other transmission equipment at each of the stores of the companies.

At December 31, 2000, revenues corresponding to this contract were not significant. The liability as of December 31, 2000 represents the purchase of telephones from Unefon.

Agreement signed with Todito.com, S. A. de C. V. (Todito)
---------------------------------------------------------

At the May 3, 2000 meeting of the Company's Board of Directors' Comittee on Related Party Transactions, it was agreed to enter into an agreement with Todito dated May 9, 2000 with a duration of five years from the date the agreement is signed.

In accordance with this agreement, the Company is to rent space in its stores to Todito. Todito will install sales modules and offer its services consisting of sales through the www.todito.com Internet portal. The Company will also provide Todito with space on its Web pages (www.elektra.com.mx, www.salinasyrocha.com.mx) to place a fixed icon with the Todito logo. In return, Todito will provide the Company with space on its portal to place a fixed icon, which will work as a link to the Company's Web pages.

The Company can receive at its stores all payments pertaining to sales made through the Todito Internet portal, and will be paid a commission on collections made. The Company will deposit the amounts collected in a Todito account within three days following the collection.

The Company will grant the right to Todito to sell, on an exclusive basis, its Web banner and button advertised inventory appearing on the Company's Web pages.

At December 31, 2000, the amounts derived from this agreement were not significant.

Interest income
---------------

For the years ended December 31, 1998 and 1999 the Company extended short-term loans to Biper and Radiocel, S. A. de C. V. (subsidiary of Mobil Digital, S. A. de C. V.). Interest income under these arrangements amounted to Ps15,970 and Ps11,360, respectively. No additional loans were made in 2000

NOTE 10 - BANK LOANS AND OTHER DEBT:
-----------------------------------

                                                          December 31,
                                                          ------------

                                                  1999               2000
                                                  ----               ----

12.75% Senior Notes US$100 million due 2001    Ps 1,034,030
12.0% Senior Notes US$275 million due 2008                         Ps 2,640,000
Euro Commercial Paper                                                   624,000
Loans in Mexican pesos                              862,667             369,500
Loans in U.S. dollars                               290,617             135,432
Syndicated Loan for US$120 million                1,240,836
Loans in other currencies                           420,536             208,343
Other                                                53,671             103,029
                                             --------------      --------------

                                                  3,902,357           4,080,304
Less current portion                              2,228,150           1,440,304
                                             --------------      --------------

Long-term debt                                 Ps 1,674,207        Ps 2,640,000
                                             ==============      ==============

US$100 million 12.75% Senior Notes due 2001
-------------------------------------------

In May 1996, Grupo Elektra issued Senior Notes for US$100 million on international markets, payable in May 2001, subject to interest at 12.75% per annum, payable semiannually, and guaranteed by Elektra and Elektrafin. The indenture governing these Senior Notes includes certain financial covenants, the most significant of which are "Consolidated Cash Flow Coverage Ratio" and "Consolidated Operating Cash Flow". At December 31, 2000, US$100 million of these Senior Notes have been considered extinguished through defeasance.

Syndicated loan
---------------

On December 3, 1997 the Company entered into a five-year US$150 million committed unsecured guaranteed revolving credit agreement with Citibank, N. A. as agent. As of March 18, 1999, the Company had borrowed the total amount of the loan, which was repayable on December 3, 1999, June 30, 2000, December 3, 2000, June 30, 2002 and December 3, 2002. This credit agreement included certain financial covenants, the most significant of which were "Interest Coverage Ratio", "Leverage Ratio", "Current Assets Ratio" and "Fixed Charge Coverage Ratio."

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

For the year ended December 31, 1999, the average interest rate was 9.07%.

US$275 million 12.0% Senior Notes due 2008
------------------------------------------

On March 22, 2000, Grupo Elektra completed a private placement offering of US$275 million in Senior Notes due 2008, resulting in net proceeds of US$268.1 million. The Senior Notes were subsequently publicly registered in the United States of America. Interest on the Notes will be payable semi-annually on April 1 and October 1, commencing on October 1, 2000.

A portion of the proceeds was used to prepay the US$120 million outstanding balance on the syndicated guaranteed revolving credit facility and to purchase commercial paper and certificates of deposits of US$110.9 million, which were placed in an irrevocable trust and will be used to pay the scheduled interest and principal at maturity on the US$100 million 12.75% Senior Notes due May 2001.

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

Euro Commercial Paper Program
-----------------------------

Grupo Elektra and Elektra have a Euro Commercial Paper Program which provides for unsecured short-term borrowings up to an aggregate of US$150 million or its equivalent in alternative currencies including Australian Dollars, Canadian Dollars, Euro, Hong Kong Dollars, Japanese Yen, New Zealand Dollars, Norwegian Kroner, Swiss Francs and U.S. Dollars. The Euro Commercial Paper Program is unconditionally and irrevocably guaranteed by Grupo Elektra, Elektra, Elektrafin, SyR, Hecali and Ardoma. At December 31, 2000, the Company has drawn down US$65 million, payable in the year 2001. For the year ended December 31, 2000, the average interest rate was 10.18%.

Loans in other currencies
-------------------------

These loans are as follows:

                                        December 31,       Average interest rate
                                        ------------       ---------------------
                                   1999            2000        1999       2000
                                   ----            ----        ----       ----

Quetzales (Guatemala)            Ps 123,820       Ps 76,305    25.7       21.0
Lempiras (Honduras)                 101,163          28,036    31.0       21.3
Colones (El Salvador)                72,915          29,899    15.7       17.5
Pesos Dominicanos (Dominican
Republic)                            54,861          35,432    27.0       27.7
Soles (Peru)                         67,777          38,671    20.6       18.4
                               ------------   -------------

                                 Ps 420,536     Ps 208,343
                               ============   =============

NOTE 11 - OPERATING AND FINANCIAL LEASES:
----------------------------------------

Following is a schedule (by years) of future minimum rental payments required under operating leases that have initial or remaining noncancelable lease terms in excess of one year as of December 31, 2000:

  Year ending December 31:
  ------------------------

           2001                                                   Ps  291,415
           2002                                                       255,630
           2003                                                       225,055
           2004                                                       203,628
           2005 and thereafter                                        577,497
                                                               --------------

           Total minimum payments required                       Ps 1,553,225
                                                               ==============

The following schedule shows the composition of total rental expense for all operating leases:

                                 Year ended December 31,
                                 -----------------------
                        1998              1999             2000
                        ----              ----             ----

Minimum rentals       Ps 254,895       Ps 321,874        Ps 308,253
Contingent rentals        27,781           31,438            22,887
                   -------------     ------------     -------------

                      Ps 282,676       Ps 353,312        Ps 331,140
                   =============     ============     =============

The Company acquired in 2000 computer equipment amounting to Ps215,293 under capital leases. Depreciation expense for 2000 was Ps67,204. The liabilities under these capital lease contracts have the following maturities:

Year
----

2001                                              Ps 102,196
2002                                                 103,426
2003                                                  66,039
                                                ------------

Total liabilities                                    271,661
Less-unearned interest                                25,932
                                                ------------

Net liabilities                                      245,729
Less current portion                                 102,196
                                                ------------

Long term portion                                 Ps 143,533
                                                ============

NOTE 12 - STOCKHOLDERS' EQUITY:
------------------------------

a. Company merger
   --------------

At the Extraordinary Meeting held on August 28, 2000, the stockholders approved the merger of Grupo Elektra into its subsidiary Grupo SyR, whose name was subsequently changed to Grupo Elektra, S. A. de C. V. The merger was effected through the exchange of shares in Grupo Elektra for equivalent shares in Grupo SyR. As a result of the merger, the Company recorded a net increase in equity of Ps4,958. For accounting purposes, the merger has been accounted for as a recapitalization of Grupo Elektra.

b. Capital structure
   -----------------

The fixed minimum capital stock was represented as follows:

                                                           December 31,
                                                          ------------

                                                     1999             2000
                                                     ----             ----

Series "A" Shares                                   Ps 49,834         Ps 51,718
Series "B" Shares                                      78,080            81,190
Series "L" Shares                                      16,247            16,861
                                                 ------------     -------------

Fixed minimum capital stock                           144,161           149,769
Subscribed but unpaid capital stock                   (21,210)          (20,640)
                                                 ------------     -------------

Capital stock expressed in nominal pesos              122,951           129,129
Effect of restatement                                 472,003           473,767
                                                 ------------     -------------

Capital stock expressed in Mexican pesos of
December 31, 2000 purchasing power                 Ps 594,954        Ps 602,896
                                                 ============     =============

The capital stock is represented as shown below:

Authorized shares:

                                                                  Amount
                                                                  ------

Series "A" Shares                                                1,495,024,470
Series "B" Shares                                                2,347,018,555
Series "L" Shares                                                  487,416,030
                                                            ------------------

                                                                 4,329,459,055
                                                            ------------------
Less: authorized but unsubscribed and/or unpaid shares:

Series "A" Shares                                                 (220,279,440)
Series "B" Shares                                                 (309,658,336)
Series "L" Shares                                                  (89,267,588)
                                                            ------------------

                                                                  (619,205,364)

Repurchased shares                                                 (89,340,284)
                                                            ------------------

                                                                  (708,545,648)
                                                            ------------------

Net authorized shares subscribed and paid as of
December 31, 2000                                                3,620,913,407
                                                            ==================

The Company's by-laws provide that all series of shares are without par value and unrestricted as to ownership. Common shares are divided into Series "A" shares, Series "B" shares, and Series "L" shares. Series "L" shares have restricted voting rights. No variable capital has been subscribed at December 31, 2000. For trading purposes in the Mexican and U.S. stock exchanges, the Company has issued Ordinary Participation Certificates (CPOs) comprising two Series "B" shares and one Series "L" share and "American Depositary Receipts" ("ADRs") comprising ten CPOs.

In the event that dividends are paid from retained earnings which have not previously been taxed, a tax equivalent to 53.85% of the dividend will be payable by the Company. Additionally, dividends paid to individuals or to parties resident abroad are subject to a maximum tax withholding equivalent to 7.69%, regardless of any previous taxation of such dividends. Capital stock reductions in excess of the sum of the balances of the capital contributions accounts, net tax income and reinvested net tax income, inflation-indexed in accordance with the procedures established by the Income Tax Law, are accorded the same tax treatment as dividends. At December 31, 2000, the balance of previously taxed retained earnings, determined in accordance with the tax regulations in effect, amounted to Ps552,975.

c. Stock option plans
   ------------------
In February 1994, the Company and its stockholders approved the creation of the Partner 2000 Stock Option Plan ("the Plan") for key employees of the Company and its subsidiaries. Under the Plan, the Company may grant employees options to acquire up to 70 million CPOs of the Company at a price of Ps2.5, Ps3.25 or Ps4.0 (nominal) per CPO. Options granted under the Plan vest ratably over a five-year period from the date of grant, if the Company achieves annual established performance goals. If the annual established performance goals are not achieved, the vesting of the options may be postponed or limited. The option price per CPO was determined based on each employee's employment date. At February 28, 2001, date of issuance of the audited consolidated financial statements, options to acquire 37,570,721 CPOs were exercised.

Stock options under the plan                             Number of CPOs

Outstanding on December 31, 1997                             39,334,038
Exercised                                                    (4,450,283)
                                                         --------------

Outstanding on December 31, 1998                             34,883,755

Exercised                                                    (3,842,277)
                                                         --------------

Outstanding on December 31, 1999                             31,041,478
Granted                                                          50,000
Exercised                                                    (5,701,012)
                                                         --------------

Outstanding on December 31, 2000                             25,390,466
                                                         ==============

Exercisable at December 31, 2000                             23,015,554
                                                         ==============

The following table summarizes information concerning stock options outstanding and exercisable at December 31, 2000:

                                                              Number of
                                    Options                  exercisable
      Exercise price              outstanding                  options
      --------------              -----------                  -------

          2.50                      23,665,165                 22,162,413
          3.25                         966,577                    535,096
          4.00                         758,724                    318,045
                                --------------             --------------

                                    25,390,466                 23,015,554
                                ==============             ==============

In October 2000, the Board of Directors approved a new Stock Option Plan pursuant to which, the Company will grant options to acquire up to 5.4 million ADRs of Grupo Elektra to 120 employees eligible at the beginning of the plan, and new participants. As a result, the Company's Compensation Committee approved a 4.5% total dilution. The grant price of the option will be the average stock price for the last 30 trading days of the ADR preceding the date of grant. The strike price will be denominated in U.S. dollars. Options granted under the New Option Plan will vest over a seven-year period.

At December 31, 2000, no options had been granted under this plan, since it is in process of being implemented.

d. Derivative financial instruments indexed to the Company's own stock
   -------------------------------------------------------------------

On October 12, 1999, Grupo Elektra entered into a derivative operation with third parties under which Grupo Elektra will receive or repay, at maturity date, the difference (increase or decrease, as the case may be) between the market value of its CPOs and the initial value of the operation, minus cash dividends paid by these CPOs plus interest computed on the notional amount. On several dates in 1999 and 2000, the Company paid and restructured this operation, obtaining the results mentioned below:

                                               Difference
                                                 between
       Maturity                Number of       initial and    Equity         Interest      Dividends   Net equity
         date                    CPOs          final price     gain            paid         earned        gain
         ----                    ----          -----------     ----            ----         ------        ----

         1999                 32,587,000       Ps 1.5688     Ps 51,121     (Ps  3,119)                  Ps 48,002
  Restatement increase                                           4,605
                                                             ---------

                                                             Ps 55,726
                                                             =========


         2000                 32,587,000       Ps 2.4674     Ps 80,405     (Ps 22,841)    Ps  3,548     Ps 61,112
         2000                 12,878,712          0.24           3,091        (11,667)                     (8,576)
                                                             ---------

                                                                83,496
  Restatement increase                                          14,188
                                                             ---------

                                                             Ps 97,684
                                                             =========

After this restructuring, the terms of the operations at December 31, 2000 are as follows:

                                                               Interest rate
                        Number of            Initial          applied to the
Maturity date             CPO's               price            initial price
-------------             -----               -----            -------------

April 18, 2001           12,878,712         Ps 9.08       Interbank Interest
                                                          Compensation Rate
                                                          (IICR) plus 2 points

In November 1999, Grupo Elektra entered into another derivative operation involving 6,822,660 Elektra CPO's. The transaction matures in the year 2002. The Company pays interest semiannually on the "notional amount" (US$4.6 million) at LIBOR plus 6 points.

At December 31, 2000 and at the date of issuance of the consolidated financial statements, the market value of the Grupo Elektra CPO was Ps7.84 and Ps8.87, respectively.

e. Restricted earnings of affiliates
   ---------------------------------

At December 31, 2000, retained earnings include Ps216,635 corresponding to retained earnings of subsidiaries and affiliated companies. In order for Grupo Elektra to pay a dividend from profits derived from affiliate earnings, the earnings must be previously declared as dividends by the subsidiaries and affiliated companies.

NOTE 13 - INCOME TAX, ASSET TAX AND EMPLOYEES' STATUTORY PROFIT SHARING:
-----------------------------------------------------------------------

Income tax, asset tax and employees' statutory profit sharing charged to income for the year are as follows:

                                                            Year ended December 31,
                                                            -----------------------

                                                    1998             1999              2000
                                                    ----             ----              ----

Income tax                                     Ps    124,803     Ps   105,237
Deferred income tax                                                               Ps    206,176
Asset tax                                              3,067
Employees' statutory profit sharing                    3,187                                987
                                               -------------     ------------     -------------

                                               Ps    131,057     Ps   105,237     Ps    207,163
                                               =============     ============     =============

For the years ended December 31, 1998, 1999 and 2000, the differences between taxable and financial income are mainly due to the effect of the deduction of inventory purchases for tax purposes, offset by the non-allowable deduction of cost of sales, to the difference between the effect of the inflationary component determined for book and tax purposes, and to nondeductible expenses.

Effective January 1, 1999, the corporate income tax rate was increased from 34% to 35%.

At December 31, 2000, the Company has tax loss carryforwards that expire as shown below:

             Year of
           expiration                                  Amount
           ----------                                  ------

               2004                               Ps     338,219
               2005                                      194,171
               2006                                      436,394
               2007                                      923,906
               2008                                      183,456
               2009                                      105,830
               2010                                       81,887
                                                  --------------

                                                  Ps   2,263,863
                                                  ==============

The tax loss carryforwards are restated by applying factors derived from the NCPI until they are utilized. The Company prepares a consolidated income tax return. Additionally the Company's subsidiaries file individual income tax returns. As from 1999, the Mexican Income Tax Law changed the regulations for tax consolidation by limiting consolidation to 60% of share participation (previously 100%).

Certain subsidiaries paid asset tax for which a refund can be requested if income tax determined in any of the following ten years exceeds asset tax for those years. At December 31, 2000, the Company had Ps346,392 (restated) of recoverable asset tax, which expires as shown below:

               Year of
             expiration                           Amount
             ----------                           ------

                2004                           Ps   112,847
                2005                                101,564
                2006                                 77,027
                2007                                 33,817
                2008                                 21,137
                                               ------------

                                               Ps   346,392
                                               ============

Significant items comprising the Company's net deferred tax assets and liabilities at December 31, 2000, are as follows:

Deferred income tax liabilities:
-------------------------------

Inventories                                  (Ps     921,796)
Property, machinery and equipment                   (133,731)
Prepaid expenses and other                           (99,122)
                                              --------------

                                                  (1,154,649)

Deferred income tax assets:
--------------------------

Operating loss carryforwards                         792,352
Asset tax carryforwards                              346,392
Allowance for doubtful accounts                       45,103
Other                                                 16,487
                                              --------------

                                                   1,200,334

Net deferred income tax asset                 Ps      45,685
                                              ==============

NOTE 14 - SEGMENT INFORMATION:
-----------------------------

Following is a summary of financial information selected by geographical segments in which the Company carried out business at December 31, 1998, 1999 and 2000:

As of and for the year ended        Commercial     Credit    International     CASA        Others     Consolidated
----------------------------        ----------     ------    -------------     ----        ------     ------------
December 31, 1998
-----------------

Revenues from external customers   Ps 7,196,786 Ps 1,904,408  Ps  866,002              Ps 1,134,348  Ps 11,101,544
Depreciation and amortization             2,140       12,421       63,140                   341,728        419,429
Operating income (loss)                 954,502    1,096,587       19,833                  (864,682)     1,206,240

Total assets                          2,456,586    1,594,028    1,216,733  Ps 1,726,947   5,066,433     12,060,727

As of and for the year ended
December 31, 1999

Revenues from external customers   Ps 8,314,472 Ps 2,098,725  Ps  857,320              Ps 1,224,127  Ps 12,494,644
Depreciation and amortization            36,044       16,668       81,963                   391,773        526,448
Operating income (loss)               1,077,687    1,176,102      (26,666)                 (860,809)     1,366,315

Total assets                          2,490,609    1,508,268    1,057,303  Ps  689,651    7,130,625     12,876,456

As of and for the year ended
December 31, 2000

Revenues from external customers   Ps 9,839,013 Ps 2,610,800  Ps  844,546              Ps 1,431,007  Ps 14,725,366
Depreciation and amortization            35,536       18,957       87,818                   462,730        605,041
Operating income (loss)               1,349,816    1,521,842      (95,145)               (1,119,123)     1,657,390

Total assets                          2,389,251    3,419,994    1,035,561  Ps  599,589    6,731,061     14,175,456


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

The Company's other operating segment includes a chain of clothing stores (Hecali and The One) that offer a broad range of basic and sports apparel and sport shoes for men, ladies and children; Money Transfer Services from abroad, primarily the United States, to Mexico, and within Mexico; Extended Warranties and Photo Products and Processing Services.

NOTE 15 - SUBSEQUENT EVENTS:
---------------------------

a. On May 15, 2001, the Company repaid its Senior Notes for US$100 million mentioned in Note 10.

b. On March 16, 2001, Elektrafin completed its most recent securitization of receivables through the issuance of CPOs amounting to Ps650,000 payable in three years, which were graded AAA by Fitch Mexico, S. A. de C. V.

c. In February 2000, the MIPA issued Statement C-2 "Financial Instruments", effective as from January 1, 2001. Under this statement, all derivatives are required to be recognized in the statement of financial position as either assets or liabilities, and measured at fair value. The accounting and disclosure for financial instruments under this statement is essentially similar to United States Generally Accepted Accounting Principles (U.S.
    GAAP). The adoption of this statement on January 1, 2001 resulted in a loss of Ps7,962.

d. In August 2000, the MIPA issued Statement B-4, "Comprehensive Income", effective as from January 1, 2001. This statement establishes new standards for reporting and displaying comprehensive income and its components. Under this statement, comprehensive income means the net income of the year plus any items which, according to other statements, are required to be recorded directly in stockholders' equity and are not capital contributions, reductions or disbursements. The disclosure of comprehensive income under this statement is essentially similar to U.S. GAAP.

NOTE 16 - COMMITMENT:

On October 20, 2000, Elektra and Banca Quadrum, S. A., Institucion de Banca Multiple (Quadrum) signed a joint venture agreement, under which Elektra and its related parties are to contribute their experience and resources for promoting, among their customers and clients, the sale of housing and mortgage loans offered by Quadrum with funds from the Operating and Financing Banking Fund of Housing (FOVI), as well as analyzing the credit background of customers interested in acquiring said housing, receiving payments from customers receiving mortgage loans, assisting Quadrum with collection and repossession proceedings, developing systems for control and processing of the loan-related information, and providing loan recipients with periodic statements of account issued by Quadrum.

Quadrum is to evaluate the profiles of customers suggested by Elektra and its related parties, and grant mortgage loans with resources from FOVI.

The joint venture agreement will be effective for an indefinite period and can be terminated by either of the parties. However, the party terminating the agreement must pay the other party a conventional penalty determined as established in the agreement. Realization of the transactions contained in this agreement is subject to the approval of the Ministry of Finance, in terms of the provisions of Article 75 of the Law for Credit Institutions.

NOTE 17 - RECONCILIATION BETWEEN MEXICAN (MEXICAN GAAP) AND UNITED
-------------------------------------------------------------------
STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (U.S. GAAP):
-----------------------------------------------------------

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

The principal differences between Mexican GAAP and U.S. GAAP are summarized below with an explanation, where appropriate, of the effects on consolidated net income and stockholders' equity. The various reconciling items are presented net of any price level gain (loss):

a. Reconciliation of consolidated net income:
   -----------------------------------------

                                                                               Year ended December 31,
                                                                               -----------------------

                                                                         1998           1999             2000
                                                                         ----           ----             ----

Net income related to majority stockholders under Mexican GAAP       Ps  255,485    Ps   849,917    Ps 1,122,466
Deferred income tax effects                                              (32,861)        (97,811)        (14,501)
Deferred employees' profit sharing                                           685             725             919
Amortization of goodwill relating to other subsidiaries acquisitions      16,311          23,552          23,552
Amortization of goodwill relating to CASA acquisition                     55,987          55,987          55,987
Difference in equity in earnings of CASA                                 (84,810)         74,409        (113,084)
Capitalized exchange losses and interest expense                           3,947           3,947           3,947
Stock options granted to employees                                       109,596         (80,713)         (2,892)
Reversal of depreciation of property, plant and equipment acquired
in the Grupo SyR acquisition                                                              42,928          57,238
Additional amortization of negative goodwill from the Grupo SyR
acquisition                                                                              113,013         151,652
Net gain on derivative and hedging transactions                                          139,844           5,605
Effect on minority stockholders of U.S. GAAP adjustments                  (2,945)           (702)            (79)
                                                                     -----------    ------------    ------------

Net income under U.S. GAAP                                           Ps  321,395    Ps 1,125,096    Ps 1,290,810
                                                                     ===========    ============    ============

Basic and diluted earnings per share (in pesos)                      Ps    0.09     Ps     0.33     Ps      0.36
                                                                     ===========    ============    ============

Basic weighted average number of common shares outstanding
(in millions)                                                           3,574.8          3,440.5         3,622.8
                                                                     ===========    ============    ============

b. Reconciliation of consolidated stockholders' equity:
   ---------------------------------------------------

                                                                                    December 31,
                                                                                    ------------

                                                                              1999                 2000
                                                                              ----                 ----

Majority stockholders' equity under Mexican GAAP                         Ps 4,906,732          Ps 5,238,246
Deferred income tax effects                                                   570,293               303,931
Negative goodwill resulting from the recognition of deferred tax
benefits acquired from Grupo SyR                                           (1,627,243)           (1,475,591)
Deferred employees' profit sharing                                              3,792                 4,711
Participation in net equity of CASA                                          (225,079)             (130,791)
Goodwill relating to CASA acquisition                                        (917,164)             (861,177)
Goodwill relating to other subsidiaries acquisitions                         (247,450)             (223,898)
Capitalized exchange losses and interest expense                              (19,576)              (15,629)
Deferred income                                                            (1,249,749)           (1,113,429)
Net gain (loss) on derivative and hedging transactions                         84,117                (7,962)
Reversal of depreciation of property, plant and equipment acquired
in the Grupo SyR acquisition                                                   42,928               100,166
Effect on minority stockholders of U.S. GAAP adjustments                       21,440                26,398
                                                                         ------------          ------------

Stockholders' equity under U.S. GAAP                                     Ps 1,343,041          Ps 1,844,975
                                                                         ============          ============

An analysis of the changes in consolidated stockholders' equity under U.S. GAAP is shown below:

                                                         1998              1999                2000
                                                         ----              ----                ----

Balance at beginning of year                         Ps   1,156,925    Ps    375,610    Ps   1,343,041
Net income                                                  321,395        1,125,096         1,290,810
Loss from holding nonmonetary assets                       (791,576)        (249,549)         (486,559)
Repurchase and sale of Grupo Elektra shares                 (78,033)         147,913          (205,403)
Payment of dividends                                       (136,593)        (135,113)         (139,969)
Exercise of stock options                                     5,936           11,078            16,647
Stock options granted to employees                         (109,596)          80,713             2,892
Increase in equity as a result of the merger
with Grupo SyR                                                                                   4,958
Effect of translation of foreign subsidiaries                 7,152          (12,707)           18,558
                                                     --------------    -------------    --------------

Balance at end of year                               Ps     375,610    Ps  1,343,041    Ps   1,844,975
                                                     ==============    =============    ==============

c. Significant differences between U.S. GAAP and Mexican GAAP:
   ----------------------------------------------------------

i. Acquisition of subsidiaries and affiliates:
   ------------------------------------------

1. CASA

As mentioned in Note 8, the Company acquired a 35.8% interest in CASA in 1996. For U.S. GAAP purposes, this acquisition is considered to be of a company under common control and was accounted for at recorded amounts in a manner similar to a pooling of interest. Consequently no goodwill would be reflected under U.S. GAAP. For Mexican GAAP purposes, the acquisition has been accounted for as a purchase of shares.

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

3. Acquisition of Grupo SyR

On April 8, 1999, the Company acquired 94.3% of the capital stock of Grupo SyR and replaced the syndicate of banks as creditor on Grupo SyR's bank loans for an aggregate payment of US$77.7 million (approximately Ps926 million) plus transaction costs of Ps85 million. For U.S. GAAP purposes, the Company recorded the transaction using the purchase method of accounting.

The total purchase cost of Ps1,011 million was initially allocated to the assets acquired (including tax loss carryforwards of Ps3,982,412 and recoverable asset tax of Ps346,411) and liabilities assumed based on their estimated fair values at the acquisition date and to the recognition of the acquired deferred tax assets that became realizable as a result of the acquisition and planned reorganization of the Company. The initial purchase price allocation resulted in the generation of negative goodwill, a portion of which was allocated to reduce the noncurrent assets (other than the deferred tax assets and the assets sold to Liverpool and other third parties) to zero. The assets sold to Liverpool and other third parties were recorded at their sale price. The remaining excess negative goodwill will be amortized over five years. The final purchase price allocation at the acquisition date is as follows:

Purchase price                                     Ps   1,010,898
                                                   ==============

Allocated to:
Current assets                                            647,252
Property, furniture and equipment                         184,933
Deferred tax assets                                     1,740,256
Negative goodwill                                        (924,796)
                                                   --------------

Total assets                                            1,647,645

Liabilities                                              (636,747)
                                                   --------------

Net assets acquired                                Ps   1,010,898
                                                   ==============

The reconciliation to U.S. GAAP net income and stockholders' equity as of and for the year ended December 31, 1999 and 2000 include: 1) a net adjustment to reflect the differences in basis between Mexican and U.S. GAAP; 2) an adjustment to the negative goodwill amortization as a result of the basis difference; and
3) an adjustment to reverse the depreciation expense recorded on the property, plant and equipment that were allocated a reduced or zero value.

ii. Employees' profit sharing
    -------------------------

Under U.S. GAAP, employees' profit sharing would be considered an operating expense.

iii. Deferred income tax and employees' profit sharing
     -------------------------------------------------

As stated in Note 3k., through December 31, 1999 income tax and employees' profit sharing were recorded under Mexican GAAP following interperiod allocation procedures under the partial liability method. Under this method, deferred tax and profit sharing were recognized only in respect of nonrecurring timing differences between taxable and book income which were expected to reverse at a definite future date. This substantially eliminated all deferred taxes under Mexican GAAP. Also, under Mexican GAAP the benefit from utilizing tax loss carryforwards and asset tax credits were not recognized until utilized, at which time it was presented as an extraordinary item. Commencing January 1, 2000, the Company adopted Statement D-4 "Accounting Treatment of Income Tax, Asset Tax and Employees' Profit Sharing". Under this statement, deferred tax assets or liabilities are initially recognized for all differences between book and tax value of assets and liabilities and for tax loss carryforwards and asset tax carryforwards that have a high probability of realization. The cumulative effect of adopting Statement D-4 as of January 1, 2000 was to record a deferred tax asset of Ps251,861, increase majority stockholders' equity by Ps246,824 and minority stockholders' equity by Ps5,037.

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

The significant components of income tax expense under U.S. GAAP are as follows:

                                                  Year ended December 31,
                                                  -----------------------

                                     1998                  1999                 2000
                                     ----                  ----                 ----

Current                          Ps   124,803          Ps   105,237
Deferred                               32,861                97,811         Ps   220,677
Asset tax                               3,067
                                 ------------          ------------         ------------

                                 Ps   160,731          Ps   203,048         Ps   220,677
                                 ============          ============         ============

The following items represent the principal differences between income tax computed under U.S. GAAP at the statutory tax rate and the Company's provision for income tax in each year:

                                                  Year ended December 31,
                                                  -----------------------

                                     1998                  1999                 2000
                                     ----                  ----                 ----

Statutory income tax rate            34%                   35%                   35%
Effects of inflation                (10%)                  (9%)                ( 11%)
Asset tax                             1%
Non deductible expenses               5%                   (5%)                  (8%)
Other                                (9%)                  (6%)                  (2%)
                                   -----                 -----                 -----

Effective income tax rate            21%                   15%                   14%
                                   =====                 =====                 =====

The tax and profit sharing effects of significant items comprising the Company's net deferred tax and profit sharing assets and liabilities under U.S. GAAP are shown below:


                                                           Year ended December 31,
                                                           -----------------------

                                                          1999                 2000
                                                          ----                 ----
Deferred income tax liabilities:
Inventories                                         (Ps     924,709)      (Ps     921,796)
Property, machinery and equipment                            (7,134)              170,200
Other                                                      (124,623)              (99,122)
                                                     --------------        --------------

                                                         (1,056,466)             (850,718)
                                                     --------------        --------------

Deferred income tax assets:
Operating loss carryforwards                              1,197,305               792,352
Asset tax carryforwards                                     384,051               346,392
Allowance for doubtful accounts                              32,105                45,103
Other                                                        13,298                16,487
                                                     --------------        --------------

                                                          1,626,759             1,200,334
                                                     --------------        --------------

Net deferred income tax assets under U.S. GAAP      Ps      570,293        Ps     349,616
                                                    ===============        ==============

Deferred employees' profit sharing:
Property, machinery and equipment                   (Ps           7)
Other                                                         3,799        Ps       4,711
                                                     --------------        --------------

Net deferred employees' profit sharing assets        Ps       3,792        Ps       4,711
                                                     ==============        ==============

iv. Revenue recognition
    -------------------

Under Mexican GAAP the mark-up on installment sales is deferred and amortized over the life of the installment sales contracts for all years, and is included as part of merchandise, services and other revenues since it is included in the sales price. Under Mexican GAAP any stated and penalty interest is also included in merchandise, services and other revenues.

Under U.S. GAAP the installment sales mark-up earned along with stated and penalty interest would be classified as interest earned from consumer credit operations. During the years ended December 31, 1998, 1999 and 2000 the amount of installment sales mark-up earned for U.S. GAAP purposes was Ps2,163,155, Ps2,248,662 and Ps2,655,522, respectively.

Under Mexican GAAP the loss on monetary position from accounts receivable is included in merchandise, services and other revenues since such accounts receivable relate to the installment sales contracts. Under U.S. GAAP the loss on monetary position from accounts receivable would not be part of operating income, but would be classified as other financing expense. For the years ended December 31, 1998, 1999, and 2000 the loss on monetary position from accounts receivable was Ps355,780, Ps265,950, and Ps228,681, respectively.

v. Consumer credit operations
   --------------------------

The results of the Company's consumer credit operations which are included in the consolidated results of operations are as follows:

                                                                     Year ended December 31,
                                                                     -----------------------

Consumer credit income:                                 1998                  1999                 2000
----------------------                                  ----                  ----                 ----

Mark-up from installment sales                    Ps    2,163,155       Ps    2,248,662       Ps   2,655,522
Finance charges                                           258,727               353,549              357,937
                                                  ---------------       ---------------       --------------

                                                        2,421,882             2,602,211            3,013,459
                                                  ---------------       ---------------       --------------
Consumer credit expenses:
------------------------

Interest                                                  279,596               297,528              307,295
Payroll                                                   242,504               286,013              343,812
Provision for doubtful accounts                           469,339               462,201              574,386
Other credit and collection expenses                       90,705               143,552              100,276
                                                  ---------------       ---------------       --------------

Total operating expenses                                1,082,144             1,189,294            1,325,769
                                                  ---------------       ---------------       --------------

Earnings from consumer credit
operations                                        Ps    1,339,738       Ps    1,412,917       Ps   1,687,690
                                                  ===============       ===============       ==============

vi. Deferred income
   ----------------
As described in Note 3b., the Company received US$142 million in 1996 relating to the Company's revised contractual agreements with Western Union, which was deposited in an escrow fund and subsequently (at the direction of the Company) transferred to the Company via purchase, by the escrow account, of shares of various consolidated subsidiaries. Under Mexican GAAP, the escrow fund is treated as an independent, unconsolidated entity and the US$142 million relating to the shares purchased by the escrow fund is accounted for as minority interest (US$5.6 million) and the remainder (US$136.4 million) is treated as additional paid-in capital which are both components of consolidated stockholders' equity. The minority interest and additional paid-in capital will be reduced annually by an aggregate of US$14.2 million with a corresponding credit to revenue, as escrowed amounts are released to the Company under terms of the escrow agreement. Income tax expense will be recorded at the time of revenue recognition.

Under U.S. GAAP, the escrow arrangement would be treated as a special purpose consolidated entity, with the US$142 million accounted for as deferred income to be recognized as revenue over periods up to ten years in accordance with the contractual agreements. Income taxes will be recorded, as appropriate, under FAS No. 109.

vii. Securitization of receivables
     -----------------------------

Under Mexican GAAP the Company accounted for the 1998, 1999 and 2000 securitizations of receivables as sales of the receivables and derecognized from its balance sheets the receivables transferred under the programs against the proceeds received.

Under U.S. GAAP, the transfer of the receivables in the 1998, 1999 and 2000 securitization programs have been accounted for as secured borrowings in accordance with Statement of Financial Accounting Standards No. 125 "Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities". Consequently, under U.S. GAAP the Company reestablished on its balance sheets as of December 31, 1999 and 2000, receivables of Ps2,045,503 and Ps2,872,711, respectively, which include Ps745,610 and Ps1,510,248, respectively, that correspond to the deposits on the securitized receivables.

The Company also recorded as of December 31, 1999 and 2000 liabilities of Ps1,299,893 and Ps1,362,463, respectively.

viii. Capitalized interest

The Company capitalized exchange losses and interest incurred from borrowings obtained for construction projects in 1994. For the years ended December 31, 1998, 1999 and 2000 the Company did not capitalize exchange losses or interest. Under U.S. GAAP exchange losses are not capitalized and interest is capitalized by applying the weighted average interest rate paid by the Company to the capitalized costs related to the construction projects.

Amount capitalized under Mexican GAAP:

Interest (net of monetary gain)                                 Ps    7,045
Exchange losses                                                      44,545
                                                                -----------

                                                                     51,590

Amount capitalizable under U.S. GAAP                                (12,124)
                                                                -----------

Difference                                                           39,466
Accumulated depreciation                                            (23,837)
                                                                ------------

                                                                Ps   15,629
                                                                ============

The depreciation of this item amounted to Ps3,947 in each of the years ended December 31, 1998, 1999 and 2000.

ix. Employee stock option plan
     -------------------------

The Company's stock option plan under U.S. GAAP would be considered a variable plan since the number of shares exercisable is contingent on the Company achieving its performance goals. Once the Company has determined the number of options to be exercisable in a particular year compensation expense is determined as the difference between the quoted market price and the option exercise price times the number of shares exercisable during the year. Compensation (expense) income relating to the Employee Stock Option Plan determined under Accounting Principles Board Opinion No. 25 for the years ended December 31, 1998, 1999, and 2000 was Ps109,596, (Ps80,713), and (Ps2,892),
respectively.

Had compensation cost for the Company's Employee Stock Option Plan been determined based on the fair value at the grant dates for awards under those plans consistent with the method of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation", ("FAS No. 123"), the Company's compensation expense for the years ended December 31, 1998, 1999 and 2000 would have been Ps29,065, Ps17,902, and Ps47,457 respectively, and the net income per share would have been reduced or increased to the proforma amounts as follows:

                                                           Year ended December 31,

                                               1998                 1999                 2000
                                               ----                 ----                 ----

Net income as reported                    Ps   321,395        Ps   1,125,096        Ps   1,290,810
                                          ============        ==============        ==============

Net income proforma                       Ps   182,734        Ps   1,187,907        Ps   1,246,245
                                          ============        ==============        ==============

Basic and diluted earnings per share
as reported                               Ps       0.09       Ps         0.33       Ps         0.36
                                          =============       ===============       ===============

Basic and diluted earnings per share
proforma                                  Ps       0.05       Ps         0.35       Ps         0.34
                                          =============       ===============       ===============

The effect on net income and net income per share is not expected to be indicative of the effects in future years. The fair value of each option grant is estimated on the date of grant using the weighted average Black-Scholes option pricing model and simple binomial model with the assumptions presented below:

                                              Year ended December 31,
                                              -----------------------

                                         1998         1999          2000
                                         ----         ----          ----

Expected volatility                      0.7706       0.5137         0.5749
Risk-free interest rate                  29.99%       18.67%         17.01%
Expected life of options in years          1.00         1.00           1.00
Expected dividend yield                     15%          15%            15%

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

x. Concentration of credit risk
   ----------------------------

The Company is a retailer of consumer electronics, major appliances, household furniture and other products with 848 stores in Mexico and 102 Elektra stores in several Latin American countries at December 31, 2000. The Company regularly makes installment sales to its customers and credit operations are managed by each store based on established credit policies developed by the Company.

Due to the significant number of installment sales customers and store locations the Company believes that it is not dependent on any geographical area or customer base and therefore has no significant concentration of credit risk.

The Company currently has a network of approximately 170 suppliers for its electronics, appliances and furniture products and directly imports approximately 5% of these products. Three of the Company's suppliers together accounted for more than 45% of its aggregate purchases of merchandise in the year ended December 31, 2000.

xi. Fair value information
    ----------------------

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

The carrying value of commercial paper and certificates of deposit held in escrow approximate fair value.

The carrying value of loans to related parties at December 31, 1999 and 2000 is a reasonable estimate of their fair value based on the interest rates that are currently available to the related parties for issuance of notes with similar terms and remaining maturities.

The Company's bank loans and other debt bear interest at variable rates and their terms are generally representative of those which are currently available to the Company at December 31, 1999 and 2000 for the issuance of debt with similar terms and remaining maturities, and therefore the carrying values of these loans and other debt are a reasonable estimate of their fair value.

The carrying amount of Euro Commercial Paper approximated its fair value as of December 31, 2000. The fair value of Euro Commercial Paper was estimated based on quoted market rates for instruments with similar terms and remaining maturities.

The fair value of the Company's long-term notes is based on quoted market prices. The estimated fair value of these instruments are as follows:

                                                 December 31,

                                        1999                      2000
                                        ----                      ----

Carrying value                      US$100,000,000            US$100,000,000
Fair value                          US$107,000,000            US$103,500,000

Carrying value                                                US$275,000,000
Fair value                                                    US$252,450,000

The long-term notes are thinly-traded financial instruments accordingly, their market price at any balance sheet date may not be representative of the price which would be derived from a more active market.

Forward exchange contracts entered into in 1999

The estimated fair value of forward exchange contracts to purchase US$45 million at a cost of Ps529.4 million (Ps485.9 million nominal), was determined using the current exchange rate as of December 31, 1999 of Ps9.48 and totaled Ps64.6 million (Ps59.3 million nominal). The contracts matured in June 2000 and in December 2000.

In addition, Grupo Elektra provided a third party with an option to enter into a forward exchange contract. If exercised, Grupo Elektra would be obligated to purchase US$30 million at a cost of Ps349.8 million (Ps321.0 million nominal) in December 2000. The option was exercised by the third party in June 2000. The estimated fair value of this contract was determined using the current exchange rate as of December 31, 1999 of Ps9.48 and totaled Ps39.9 million (Ps36.6 million nominal).

Forward exchange contracts entered into in 2000

The estimated fair value of forward exchange contracts to purchase US$50 million at a cost of Ps512.2 million, was determined using the current exchange rate as of December 31, 2000 of Ps9.60 and totaled Ps32.2million. The contracts mature in February 2001, May 2001, October 2001 and in January 2002.

As of December 31, 1999 and 2000, Grupo Elektra had entered into two equity swap agreements. Set forth below is the fair value of the Company's equity swap portfolio at December 31, 1999 and 2000:

                                                Initial         Notional
  Year           Underlying shares               price           Amount                  Fair value
  ----           -----------------               -----           ------                  ----------

1999         6,822,660     Elektra CPOs        US$0.68      US$  4.6 million         US$  2.1 million
            32,587,000     Elektra CPOs        Ps 6.43      Ps 228.3 million         Ps 103.3 million
                                                           (Ps 209.5 million        (Ps  94.8 million
                                                            nominal)                 nominal)

2000         6,822,660     Elektra CPOs        US$0.68      US$  4.6 million         US$  0.9  million
            12,878,712     Elektra CPOs        Ps 9.15      Ps 117.9 million         (Ps 16.9) million

xii. Derivative financial instruments
     --------------------------------

Forward foreign currency exchange contracts and option

As mentioned in Note 3p., under Mexican GAAP, the Company has recorded in earnings the gains and losses on forward foreign currency exchange contracts resulting from the differences between the forward peso rates and the peso spot rate as of December 31, 1999 and 2000.

In 1999, the Company also granted to a third party the option to enter into a forward foreign currency contract at pre-established exchange rates. No amounts were recorded in the financial statements for this option.

Under U.S. GAAP, the differences between the forward peso rates and the spot rates on the dates the forward foreign currency exchange contracts were entered into (premium or discount) are amortized to earnings over the contract term. In addition, gains and losses are recognized in earnings for the gain or loss resulting from the differences between the forward peso rates and the peso spot rate as of December 31, 1999 and 2000. These differences did not result in a material reconciling item as of December 31, 1999 and 2000.

Also, under U.S. GAAP in 1999 the Company recognized a liability and a loss of Ps39,879 for the difference between the option contract forward rate and spot rate on December 31, 1999. This loss was recorded under Mexican GAAP when realized in 2000.

Instruments indexed to the Company's stock

As mentioned in Note 3p., under Mexican GAAP gains or losses on these types of contracts are recognized in the financial statements when realized. Any resulting gain or loss is recorded in stockholders' equity.

Under U.S. GAAP, contracts that are indexed to a Company's stock that require settlement in cash are reflected in earnings. An asset or liability with a corresponding gain or loss would be recorded for the difference between the market price of Grupo Elektra stock and the contract price (as defined) as of December 31, 1999 and 2000. The Company recorded a receivable of Ps123,997 at December 31, 1999 and a liability of Ps34,274 at December 31, 2000 on these contracts. In addition, for U.S. GAAP purposes, the payment received in partial settlements of one of the contracts of Ps55,726 in 1999 was recorded in earnings. The settlement payment received in 2000 amounted to Ps97,684 and was recorded in the December 31, 1999 receivable and earnings for the period.

New pronouncements

Statement of Financial Accounting Standards No. 133 "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133") establishes a new model for the accounting of derivatives and hedging activities and supercedes and amends a number of existing standards. Upon SFAS 133's initial application, all derivatives are required to be recognized in the statement of financial position as either assets or liabilities and measured at fair value. In addition, all hedging relationships must be designated, reassessed and documented pursuant to the provisions of SFAS 133. Financial Accounting Standard No. 137 "Deferral of the Effective Date of SFAS No. 133" defers the effective date of SFAS 133, to fiscal years beginning after June 15, 2000. In June 2000, the FASB issued statement No. 138 "Accounting for Derivative Instruments and Hedging Activities
- an amendment of SFAS 133. This amendment addresses certain issues causing implementation difficulties for entities that have adopted or will adopt SFAS
133. The derivative instruments indexed to the Company's stock and the option issued to CASA are outside the scope of SFAS 133, as a result, the adoption of SFAS 133, as amended, on January 1, 2001 did not have an impact on the Company's earnings, financial position or equity.

xiii. Defeasance of the US$100 million 12.75% Senior Notes
      ----------------------------------------------------

As mentioned in Note 10, under Mexican GAAP the US$100 million 12.75% Senior Notes have been considered extinguished through defeasance, and consequently the Senior Notes and the investments held in escrow were removed from the Company's balance sheet.

Under U.S. GAAP the US$100 million 12.75% Senior Notes and the investments purchased by the Company are presented gross on the balance sheet and have not been defeased for accounting purposes.

xv. Advances to suppliers
    ---------------------

Under U.S. GAAP advances to suppliers would be classified as prepayments. At December 31, 2000 the Company had advances of Ps176,039.

xvi. Recently issued accounting standards
     ------------------------------------

In December 1999, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin 101 ("SAB 101"), "Revenue Recognition in Financial Statements" which provides guidance on the recognition, presentation and disclosure of revenue in financial statements filed with the SEC. As required by the SEC, the financial statements have been presented on a basis that is consistent with the provisions of SAB 101 for all periods presented. The effect of adoption of SAB 101 was not significant.

In September 2000, the FASB issued SFAS No. 140 "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities - a replacement of FASB No. 125", ("SFAS 140"). SFAS 140 revises the standards for accounting for securitizations and other transfers of financial assets and collateral, but it carries over most of the provisions of SFAS 125 without change. SFAS 140 is effective for transfers of financial assets occurring after March 31, 2001. The adoption of SFAS 140 is not expected to change the U.S. GAAP accounting of the Company's current securitization program.

xvii. Condensed balance sheets and income statements under U.S. GAAP
      --------------------------------------------------------------

The following condensed balance sheets and statements of income reflect the effects of the principal differences between Mexican GAAP and U.S. GAAP.

                            CONDENSED BALANCE SHEETS
                            ------------------------

                                                                      December 31,
                                                                      ------------

                                                                1999                 2000
                                                                ----                 ----

Cash and cash equivalents                                Ps       864,273      Ps       766,617
Restricted investments                                                                  996,998
Accounts receivable due from customers - Net                    3,877,796             4,869,745
Related parties                                                   220,907               172,824
Inventories                                                     2,642,025             2,685,360
Other current assets                                              368,052               836,061
                                                         ----------------      ----------------

Total current assets                                            7,973,053            10,327,605

Property, machinery and equipment - Net                         2,820,998             2,778,016
Deferred income tax                                             1,559,404             1,320,171
Other assets                                                      748,958               839,334
Investment in CASA                                                407,087               468,798
Negative goodwill                                                (786,077)             (601,370)
                                                         ----------------      ----------------

Total assets                                             Ps    12,723,423      Ps    15,132,554
                                                         ================      ================

Short-term debt                                          Ps     2,454,846      Ps     2,502,500
Deferred income - Current portion                                 173,713               185,572
Suppliers                                                       2,435,594             2,502,103
Deferred income tax                                               989,111               970,555
Other current liabilities                                         879,849             1,141,564
                                                         ----------------      ----------------

Total current liabilities                                       6,933,113             7,302,294

Long-term debt                                                  2,758,026             4,145,996
Other long-term liabilities                                       434,286               712,072
Deferred income                                                 1,076,037               927,858
                                                         ----------------      ----------------

Total liabilities                                              11,201,462            13,088,220
                                                         ----------------      ----------------

Minority interest                                                 178,920               199,359
                                                         ----------------      ----------------

Majority stockholders                                           1,343,041             1,844,975
                                                         ----------------      ----------------

Total liabilities and stockholders' equity               Ps    12,723,423      Ps    15,132,554
                                                         ================      ================

                       CONDENSED STATEMENTS OF INCOME AND
                       ----------------------------------
                              COMPREHENSIVE INCOME
                              --------------------

                                                                          December 31,
                                                                          ------------

                                                        1998                  1999                 2000
                                                        ----                  ----                 ----
Revenues:
Sales of merchandise                               Ps   8,660,352       Ps    9,740,446       Ps   11,311,920
Money transfer and other services                         375,090               417,937               628,668
Interest earned from consumer credit
operations                                              2,421,882             2,602,211             3,013,459
                                                   --------------       ---------------       ---------------

                                                       11,457,324            12,760,594            14,954,047
                                                   --------------       ---------------       ---------------
Costs and expenses:
Cost of sales                                          (6,050,420)           (6,788,051)           (7,689,700)
Selling, general and administrative                    (3,179,605)           (3,634,663)           (4,398,088)
Allowance for doubtful accounts                          (469,339)             (462,201)             (574,386)
Employees' statutory profit sharing                        (2,502)                  725                   (68)
                                                   --------------       ---------------       ---------------

                                                       (9,701,866)          (10,884,190)           12,662,242
                                                   --------------       ---------------       ---------------

Operating income                                        1,755,458             1,876,404             2,291,805
Interest paid for consumer credit operations             (279,596)             (297,528)             (307,295)
Other financing expense                                  (722,052)             (268,123)             (373,205)
                                                   --------------       ---------------       ---------------

Income before taxes, equity in earnings
and minority interest                                     753,810             1,310,753             1,611,305

Income and asset tax                                     (160,731)             (203,048)             (220,677)
                                                   --------------       ---------------       ---------------

Income before equity in earnings and
minority interest                                         593,079             1,107,705             1,390,628

Equity in (loss) income of CASA                          (263,813)               41,906               (79,379)
                                                   --------------       ---------------       ---------------

Income before minority interest                           329,266             1,149,611             1,311,249
Minority interest                                          (7,871)              (24,515)              (20,439)
                                                   --------------       ---------------       ---------------

Net income of majority stockholders                       321,395             1,125,096             1,290,810

Effect of translation of foreign subsidiaries               7,152               (12,707)               18,558
Loss from holding non-monetary assets                    (401,732)             (151,340)             (601,202)
                                                   --------------       ---------------       ---------------

Comprehensive (loss) income                       (Ps      73,185)      Ps      961,049       Ps      708,166
                                                   ==============       ===============       ===============

The Company has not separately presented costs of money transfer and other services as these costs cannot be separately distinguished from other costs in operating the Company's stores. Management does not believe these costs to be material.

xviii. Cash flow information
       ---------------------

Under US GAAP a statement of cash flow is prepared based on provisions of Statement of Financial Accounting Standards No. 95 "Statement of Cash Flows" ("FAS No. 95"). This statement does not provide guidance for the preparation of cash flow statements for price level adjusted financial statements.

Presented below are statements of cash flow for the years ended December 31, 1998, 1999 and 2000 prepared after considering the impact of U.S. GAAP adjustments. The cash flow statements present nominal cash flow during the periods, adjusted to pesos of December 31, 2000, purchasing power.


                                                                              Year ended December 31,
                                                                              -----------------------

Cash flows from operating activities:                                  1998            1999             2000
------------------------------------                                   ----            ----             ----
Net income                                                        Ps   321,395     Ps 1,125,096    Ps  1,290,810
Adjustments to reconcile net income to net cash provided by
operating activities:
Depreciation and amortization                                          399,171          456,022          520,304
Amortization of negative goodwill                                                      (113,013)        (151,652)
Allowance for doubtful accounts                                        469,339          462,201          574,386
Equity in loss (income) of CASA                                        263,813          (41,906)          79,379
Other provisions                                                        11,694           28,458           46,949
Minority stockholders                                                    7,871           24,515           20,439
Accrual for seniority premiums                                           6,407            7,147            9,116
Monetary gain from financing activities                               (157,789)        (186,878)        (204,562)
Deferred income tax and employees' profit sharing                       32,176           97,086          219,758
Compensation expense from stock options granted to employees          (109,596)          80,713            2,892
Recognition of deferred income from Western Union agreement           (172,569)        (146,832)        (136,320)
Unrealized exchange loss (gain) - Net                                  263,384         (152,162)          99,000
Unrealized net gain on derivative and hedging transactions                              (84,117)          (5,605)
Unaccrued income from extended warranties                              111,404          253,029          302,045
Net changes in working capital                                        (498,194)      (1,292,937)      (2,035,228)
                                                                  ------------     ------------    -------------
Net cash provided by operating activities                              948,506          516,422          631,711
                                                                  ------------     ------------    -------------

Cash flows from financing activities:
-------------------------------------

Short-term and long-term loans received                              2,494,433        5,219,548       12,583,406
Repayment of short-term and long-term debt                          (1,242,063)      (5,208,244)     (13,608,886)
Proceeds from issuance of US$275 million Senior Notes                                                  2,552,000
Repayment of Syndicated Loan                                                                          (1,113,600)
Euro Commercial Paper                                                                                    624,000
Proceeds from securitization of receivables - Net                    1,177,976          211,485          369,463
Repayment of securitization receivables                             (1,073,195)                         (200,000)
Issuance of capital stock                                                5,936           11,078           16,647
Repurchase and sale of Grupo Elektra shares                            (78,033)         147,913         (205,403)
Payment of dividends                                                  (136,593)        (135,113)        (139,969)
Gain on derivative transactions                                                          55,726           97,684
Debt issuance costs                                                                                     (107,916)
                                                                  ------------     ------------    -------------
Net cash provided by financing activities                            1,148,461          302,393          867,426
                                                                  ------------     ------------    -------------

Cash flows from investing activities:
-------------------------------------

Acquisition of property, furniture, equipment and
investment in stores                                                  (685,736)        (477,624)        (209,649)
Restricted investments                                                                                  (996,998)
Proceeds from disposal of assets                                                        504,844
Investments in shares                                                 (182,498)
Acquisition of Grupo SyR, net of cash acquired                                         (962,295)
                                                                  ------------     ------------    -------------

Net cash used in investing activities                                 (868,234)        (935,075)      (1,206,647)
                                                                  ------------     ------------    -------------

Effects of inflation and exchange rate changes on cash                (357,277)        (485,324)        (390,146)
                                                                  ------------     ------------    -------------

Increase (decrease) in cash and cash equivalents                       871,456         (601,584)         (97,656)
Cash and cash equivalents at beginning of year                         594,401        1,465,857          864,273
                                                                  ------------     ------------    -------------

Cash and cash equivalents at end of year                          Ps 1,465,857     Ps   864,273    Ps    766,617
                                                                  ============     ============    =============


                                              Year ended December 31,
                                              -----------------------

                                       1998            1999             2000
                                       ----            ----             ----

Supplemental disclosure:
Cash paid during the year for:
Interest                          Ps   666,249     Ps   587,410    Ps    761,228
                                  ============     ============    =============

Income and asset tax              Ps   146,266     Ps   132,815    Ps    115,573
                                  ============     ============    =============

Non cash transactions:

The Company recorded capital lease obligations of Ps2,388 and Ps215,293, in 1998 and 2000, respectively, related to the acquisition of property.

In the year ended December 31, 1999, the Company acquired 90% of the capital stock of Cotsa through the capitalization of Ps354,061 in receivables due the Company.

NOTE 18 - SUPPLEMENTAL GUARANTOR INFORMATION:
--------------------------------------------

The Senior Notes are fully and unconditionally guaranteed, by each of the Company's subsidiaries. Each of the guarantor subsidiaries was a wholly owned subsidiary except for Grupo SyR, Elmex Superior, S. A. de C. V. (Elmex), and Cotsa as of and for the years ended December 31, 1998 and 1999. As of and for the year ended December 31, 2000 only Cotsa remains a non-wholly owned guarantor subsidiary. The financial statements of Cotsa are presented separately. The following condensed consolidating financial data presents the separate condensed financial data of the Guarantor Subsidiaries and the Parent Company. It is management's opinion that separate complete financial statements of the respective Guarantors (other than Cotsa) would not provide material information to the investor and thus are not presented.

Investments in subsidiaries are accounted for by the Parent Company on the equity method for purposes of the supplemental consolidating presentation. Earnings of subsidiaries are therefore reflected in Parent Company's investment account and earnings. The principal elimination entries eliminate the parent Company's investment in subsidiaries and intercompany balances and transactions.

Reconciliations of net income and stockholders' equity from Mexican GAAP to U.S. GAAP are also included after the condensed financial statements.

                 GRUPO ELEKTRA, S. A. DE C. V. AND SUBSIDIARIES
                 ----------------------------------------------

               SUPPLEMENTAL CONDENSED CONSOLIDATING BALANCE SHEET
               --------------------------------------------------
                             AS OF DECEMBER 31, 1999
                             -----------------------

        Thousands of Mexican pesos of December 31, 2000 purchasing power
        ----------------------------------------------------------------



                                             Parent           Guarantor
                                         Company Issuer     Subsidiaries        Eliminations        Consolidated
                                         --------------     ------------        ------------        ------------

Cash and cash equivalents                Ps    197,465     Ps      666,808                        Ps       864,273
Accounts receivable                          1,535,181           2,778,022    (Ps   2,024,599)           2,288,604
Deposits on securitized
receivables and other current
assets                                                             774,955                                 774,955
Inventories                                                      2,642,025                               2,642,025
                                         -------------     ---------------     --------------     ----------------

Total current assets                         1,732,646           6,861,810         (2,024,599)           6,569,857

Property, furniture, equipment
and investment in stores                        40,640           3,739,113                               3,779,753
Goodwill                                     1,149,715             205,490                               1,355,205
Investment in shares                         5,082,909             134,375         (4,348,296)             868,988
Other assets                                    20,395             282,258                                 302,653
                                         -------------     ---------------     --------------     ----------------

                                         Ps  8,026,305     Ps   11,223,046    (Ps   6,372,895)    Ps    12,876,456
                                         =============     ===============     ==============     ================

Bank loans and other short-term
debt                                     Ps    707,585     Ps    1,529,341                        Ps     2,236,926
Other current liabilities                      616,597           4,683,566    (Ps   2,024,599)           3,275,564
                                         -------------     ---------------     --------------     ----------------

Total current liabilities                    1,324,182           6,212,907         (2,024,599)           5,512,490

Long-term notes and other
long-term debt                               1,654,449              21,604                               1,676,053
Other long-term liabilities                                         80,875                                  80,875
Deferred credits                               140,941             359,005                                 499,946
Stockholders' equity                         4,906,733           4,548,655         (4,348,296)           5,107,092
                                         -------------     ---------------     --------------     ----------------

                                         Ps  8,026,305     Ps   11,223,046    (Ps   6,372,895)    Ps    12,876,456
                                         =============     ===============     ==============     ================

                 GRUPO ELEKTRA, S. A. DE C. V. AND SUBSIDIARIES
                 ----------------------------------------------

               SUPPLEMENTAL CONDENSED CONSOLIDATING BALANCE SHEET
               --------------------------------------------------
                             AS OF DECEMBER 31, 2000
                             -----------------------

        Thousands of Mexican pesos of December 31, 2000 purchasing power
        ----------------------------------------------------------------



                                             Parent           Guarantor
                                         Company Issuer     Subsidiaries        Eliminations        Consolidated
                                         --------------     ------------        ------------        ------------

Cash and cash equivalents              Ps      367,724     Ps      398,893                        Ps       766,617
Accounts receivable                            125,110           5,205,633    (Ps    2,563,329)          2,767,414
Deposits on securitized
receivables and other current
assets                                                           1,548,512                               1,548,512
Inventories                                                      2,861,399                               2,861,399
                                       ---------------     ---------------     ---------------    ----------------

Total current assets                           492,834          10,014,437          (2,563,329)          7,943,942

Property, furniture,
equipment and investment
in stores                                    1,102,665           2,572,812                               3,675,477
Goodwill                                     1,124,162             141,301                               1,265,463
Investment in shares                         8,037,767                              (7,209,224)            828,543
Other assets                                   517,162             560,342            (615,473)            462,031
                                       ---------------     ---------------     ---------------    ----------------

                                       Ps   11,274,590     Ps   13,288,892    (Ps   10,388,026)   Ps    14,175,456
                                       ===============     ===============     ===============    ================

Bank loans and other
short-term debt                        Ps      310,848     Ps    1,231,652                        Ps     1,542,500
Other current liabilities                    2,640,145           3,488,755    (Ps    2,563,329)          3,565,571
                                       ---------------     ---------------     ---------------    ----------------

Total current liabilities                    2,950,993           4,720,407          (2,563,329)          5,108,071

Long-term notes and other
long-term debt                               2,704,934              78,599                               2,783,533
Other long-term liabilities                    272,640              80,544            (272,640)             80,544
Deferred credits                               107,777             631,528                                 739,305
Stockholders' equity                         5,238,246           7,777,814          (7,552,057)          5,464,003
                                       ---------------     ---------------     ---------------    ----------------

                                       Ps   11,274,590     Ps   13,288,892    (Ps   10,388,026)   Ps    14,175,456
                                       ===============     ===============     ===============    ================

                 GRUPO ELEKTRA, S. A. DE C. V. AND SUBSIDIARIES
                - ----------------------------------------------

            SUPPLEMENTAL CONDENSED CONSOLIDATING STATEMENT OF INCOME
            --------------------------------------------------------

        Thousands of Mexican pesos of December 31, 2000 purchasing power
        ----------------------------------------------------------------




                                                                Year ended December 31, 1998
                                         --------------------------------------------------------------------------

                                               Parent            Guarantor
                                           Company Issuer      Subsidiaries      Eliminations       Consolidated
                                           --------------      ------------      ------------       ------------
Merchandise, services and other
revenues                                                      Ps  11,101,544                       Ps   11,101,544
Cost of merchandise sold and of
services                                                           6,585,844                             6,585,844
                                                              --------------                       ---------------

Gross profit                                                       4,515,700                             4,515,700

Operating expenses                          Ps  108,094            3,201,366                             3,309,460
                                            -----------       --------------                       ---------------

Operating (loss) income                        (108,094)           1,314,334                             1,206,240
Comprehensive financing cost                    216,296             (796,078)                             (579,782)
Taxes and employees' statutory
profit sharing                                  (35,159)             (95,898)                             (131,057)
                                            -----------       --------------                       ---------------

Income before equity in the results
of subsidiaries and affiliated
companies                                        73,043              422,358                               495,401
Equity in the results of subsidiaries
and affiliated companies                        182,442                          (Ps  417,432)            (234,990)
Income of minority stockholders                                       (4,926)                               (4,926)
                                            -----------       --------------      -----------      ---------------

Income of majority stockholders             Ps  255,485       Ps     417,432     (Ps  417,432)     Ps      255,485
                                            ===========       ==============      ===========      ===============

                 GRUPO ELEKTRA, S. A. DE C. V. AND SUBSIDIARIES
                 ----------------------------------------------

            SUPPLEMENTAL CONDENSED CONSOLIDATING STATEMENT OF INCOME
            --------------------------------------------------------

        Thousands of Mexican pesos of December 31, 2000 purchasing power
        ----------------------------------------------------------------




                                                                Year ended December 31, 1999
                                         --------------------------------------------------------------------------

                                               Parent            Guarantor
                                           Company Issuer      Subsidiaries       Eliminations      Consolidated
                                           --------------      ------------       ------------      ------------
Merchandise, services and other
revenues                                                      Ps  12,494,644                       Ps   12,494,644
Cost of merchandise sold and of
services                                                           7,390,940                             7,390,940
                                                              --------------                       ---------------

Gross profit                                                       5,103,704                             5,103,704

Operating expenses                          Ps  114,623            3,622,766                             3,737,389
                                            -----------       --------------                       ---------------

Operating (loss) income                        (114,623)           1,480,938                             1,366,315
Comprehensive financing cost                     87,023             (385,879)                             (298,856)
Taxes and employees' statutory
profit sharing                                  (36,548)             (68,689)                             (105,237)
                                            -----------       --------------                       ---------------

(Loss) income before equity in the
results of subsidiaries and affiliated
companies                                       (64,148)           1,026,370                               962,222
Equity in the results of subsidiaries
and affiliated companies                        914,065                          (Ps  1,002,557)           (88,492)
Income of minority stockholders                                      (23,813)                              (23,813)
                                            -----------       --------------     --------------    ---------------

Income of majority stockholders             Ps  849,917       Ps   1,002,557     (Ps  1,002,557)   Ps      849,917
                                            ===========       ==============      =============    ===============


                 GRUPO ELEKTRA, S. A. DE C. V. AND SUBSIDIARIES
                 ----------------------------------------------

            SUPPLEMENTAL CONDENSED CONSOLIDATING STATEMENT OF INCOME
            --------------------------------------------------------

        Thousands of Mexican pesos of December 31, 2000 purchasing power
        ----------------------------------------------------------------



                                                                Year ended December 31, 2000
                                         --------------------------------------------------------------------------

                                               Parent            Guarantor
                                           Company Issuer      Subsidiaries      Eliminations       Consolidated
                                           --------------      ------------      ------------       ------------
Merchandise, services and other
revenues                                   Ps     414,236    Ps  14,725,366      (Ps    414,236)   Ps   14,725,366
Cost of merchandise sold and of
services                                                          8,436,391                              8,436,391
                                           --------------    --------------       -------------    ---------------

Gross profit                                      414,236         6,288,975            (414,236)         6,288,975

Operating expenses                                317,945         4,727,876            (414,236)         4,631,585
                                           --------------    --------------       -------------    ---------------

Operating (loss) income                            96,291         1,561,099                              1,657,390
Comprehensive financing cost                     (104,026)         (181,093)                              (285,119)
Taxes and employees' statutory
profit sharing                                    105,128          (312,291)                              (207,163)
                                           --------------    --------------       -------------    ---------------

(Loss) income before equity in the
results of subsidiaries and affiliated
companies                                          97,393         1,067,715                              1,165,108
Equity in income of subsidiaries and
affiliated companies                            1,025,073                            (1,047,355)           (22,282)
Income of minority stockholders                                                         (20,360)           (20,360)
                                           --------------    --------------       -------------    ---------------

Income of majority stockholders            Ps   1,122,466    Ps   1,067,715      (Ps  1,067,715)   Ps    1,122,466
                                           ==============    ==============       =============    ===============

                 GRUPO ELEKTRA, S. A. DE C. V. AND SUBSIDIARIES
                 ----------------------------------------------

                 SUPPLEMENTAL CONDENSED CONSOLIDATING STATEMENT
                 ----------------------------------------------
                        OF CHANGES IN FINANCIAL POSITION
                        --------------------------------

        Thousands of Mexican pesos of December 31, 2000 purchasing power
        ----------------------------------------------------------------


                                                                  Year ended December 31, 1998
                                            -----------------------------------------------------------------------

                                                   Parent           Guarantor
Operations:                                    Company Issuer     Subsidiaries     Eliminations      Consolidated
----------                                     --------------     ------------     ------------      ------------

Net income                                      Ps    255,485    Ps    417,432     (Ps  417,432)    Ps     255,485
Charges (credits) to income not
affecting resources:
Depreciation and amortization                          79,326          340,103                             419,429
Allowance for doubtful accounts                                        469,339                             469,339
Accruals for seniority premiums and
pension plan                                                             6,407                               6,407
Income of minority stockholders                                          4,926                               4,926
Equity in the results of subsidiaries and
affiliated company                                   (182,442)                          417,432            234,990
Other provisions                                                        11,694                              11,694
Net changes in working capital                        160,916         (331,749)                           (170,833)
                                                -------------    -------------      -----------     --------------

Resources provided by operations                      313,285          918,152                           1,231,437
                                                -------------    -------------      -----------     --------------

Financing:
---------

Paid-in capital (own and subsidiaries'
shares)                                              (212,188)                                            (212,188)
Bank loans and other debt - Net                     1,073,647          (76,297)                            997,350
Loans collected from (granted) to
affiliated companies                                 (967,685)         967,685
Issuance of capital stock                               5,936                                                5,936
Payment of dividends                                 (136,593)                                            (136,593)
Dividends received from (paid to)
affiliated companies                                   92,128          (92,128)
Sale of repurchased shares                            (78,033)                                             (78,033)
                                                -------------    -------------      -----------     --------------

Resources (used in) provided by
financing activities                                 (222,788)         799,260                             576,472
                                                -------------    -------------      -----------     --------------

Investing:
---------

Acquisition of property, furniture,
equipment and investment in stores - Net                              (743,464)                           (743,464)
Investment in shares                                                  (192,989)                           (192,989)
                                                -------------    -------------      -----------     --------------

Resources used in investing activities                                (936,453)                           (936,453)
                                                -------------    -------------      -----------     --------------

Increase in cash and cash equivalents                  90,497          780,959                             871,456
Cash and cash equivalents at beginning
of year                                               105,842          488,559                             594,401
                                                -------------    -------------      -----------     --------------

Cash and cash equivalents at end
of year                                         Ps    196,339    Ps  1,269,518      Ps              Ps   1,465,857
                                                =============    =============      ===========     ==============


                 GRUPO ELEKTRA, S. A. DE C. V. AND SUBSIDIARIES
                 ----------------------------------------------

                 SUPPLEMENTAL CONDENSED CONSOLIDATING STATEMENT
                 ----------------------------------------------
                        OF CHANGES IN FINANCIAL POSITION
                        --------------------------------

        Thousands of Mexican pesos of December 31, 2000 purchasing power
        ----------------------------------------------------------------

                                                                  Year ended December 31, 1999
                                           ------------------------------------------------------------------------

                                                  Parent           Guarantor
Operations:                                   Company Issuer     Subsidiaries      Eliminations      Consolidated
----------                                    --------------     ------------      ------------      ------------

Net income                                      Ps  849,917     Ps  1,002,557     (Ps  1,002,557)   Ps     849,917
Charges (credits) to income not affecting
resources:
Depreciation and amortization                        54,351           472,097                              526,448
Allowance for doubtful accounts                                       462,201                              462,201
Accruals for seniority premiums and
pension plan                                                            7,147                                7,147
Income of minority stockholders                                        23,813                               23,813
Equity in the results of subsidiaries and
affiliated company                                 (914,065)                           1,002,557            88,492
Other provisions                                                       28,458                               28,458
Net changes in working capital                      214,056          (700,393)                            (486,337)
                                                -----------     -------------      -------------    --------------

Resources provided by operations                    204,259         1,295,880                            1,500,139
                                                -----------     -------------      -------------    --------------

Financing:
---------

Paid-in capital (own and subsidiaries'
shares)                                            (188,326)                                              (188,326)
Bank loans and other debt - Net                     361,911          (576,059)                            (214,148)
Loans collected from (granted) to
affiliated companies                                438,995          (438,995)
Issuance of capital stock                            11,078                                                 11,078
Payment of dividends                               (135,113)                                              (135,113)
Dividends received from (paid to)
affiliated companies                                 54,147           (54,147)
Gain on derivative transactions                      55,726                                                 55,726
Sale of repurchased shares                          147,913                                                147,913
                                                -----------     -------------      -------------    --------------

Resources provided by (used in) financing
activities                                          746,331        (1,069,201)                            (322,870)
                                                -----------     -------------      -------------    --------------

Investing:
---------

Acquisition of property, furniture,
equipment and investment in stores - Net                             (498,880)                            (498,880)
Acquisition of Grupo SyR, S. A. de
C. V., net of cash acquired                        (949,464)                                              (949,464)
Acquisition of Compania Operadora de
Teatros, S. A. de C. V., net of cash
acquired                                                             (504,011)                            (504,011)
Increase in minority stockholders as a
result of the acquisition of Grupo SyR
and Cotsa                                                             173,502                              173,502
                                                -----------     -------------      -------------    --------------

Resources used in investing activities             (949,464)         (829,389)                          (1,778,853)
                                                -----------     -------------      -------------    --------------

Increase (decrease) in cash and cash
equivalents                                           1,126          (602,710)                            (601,584)
Cash and cash equivalents at
beginning of year                                   196,339         1,269,518                            1,465,857
                                                -----------     -------------      -------------    --------------

Cash and cash equivalents at end of
year                                            Ps  197,465     Ps    666,808      Ps               Ps     864,273
                                                ===========     =============      =============    ==============


                 GRUPO ELEKTRA, S. A. DE C. V. AND SUBSIDIARIES
                 ----------------------------------------------

                 SUPPLEMENTAL CONDENSED CONSOLIDATING STATEMENT
                 ----------------------------------------------
                        OF CHANGES IN FINANCIAL POSITION
                        --------------------------------

        Thousands of Mexican pesos of December 31, 2000 purchasing power
        ----------------------------------------------------------------

                                                                  Year ended December 31, 2000
                                            -----------------------------------------------------------------------

                                                   Parent           Guarantor
Operations:                                    Company Issuer     Subsidiaries     Eliminations      Consolidated
----------                                     --------------     ------------     ------------      ------------

Net income                                      Ps 1,122,466     Ps 1,067,715      (Ps1,067,715)    Ps 1,122,466
Charges (credits) to income not
affecting resources:
Depreciation and amortization                        207,379          397,662                            605,041
Allowance for doubtful accounts                                       574,386                            574,386
Accruals for seniority premiums and
pension plan                                                            9,116                              9,116
Income of minority stockholders                                                          20,360           20,360
Equity in the results of subsidiaries and
affiliated company                                (1,025,073)                         1,047,355           22,282
Provision for deferred taxes                        (105,128)         311,304                            206,176
Other provisions                                                       46,949                             46,949
Net changes in working capital                       499,578       (2,705,050)                        (2,205,472)
                                                ------------     ------------       -----------     ------------

Resources provided by operations                     699,222         (297,918)                           401,304
                                                ------------     ------------       -----------     ------------

Financing:
---------

Paid-in capital (own and subsidiaries'
shares)                                             (136,320)                                           (136,320)
Bank loans and other debt - Net                      624,072         (446,125)                           177,947
Capitalized lease obligations                         96,740          138,367                            235,107
Issuance of capital stock                             16,647                                              16,647
Payment of dividends                                (139,969)                                           (139,969)
Gain on derivative transactions                       97,684                                              97,684
Dividends received from (paid to)
affiliated companies                                 139,969         (139,969)
Sale of repurchased shares                          (205,403)                                           (205,403)
Debt issuance costs                                 (107,916)                                           (107,916)
Other                                                  4,958                                               4,958
                                                ------------     ------------       -----------     ------------

Resources (used in) provided by
financing activities                                 390,462         (447,727)                           (57,265)
                                                ------------     ------------       -----------     ------------

Investing:
---------

Acquisition of property, furniture,
equipment and investment in stores - Net            (263,547)        (178,148)                          (441,695)
Capital stock increased in subsidiaries
(received by parent company)                        (655,878)         655,878
                                                ------------     ------------       -----------     ------------

Resources (used in) provided by investing
activities                                          (919,425)         477,730                           (441,695)
                                                ------------     ------------       -----------     ------------

Decrease in cash and cash equivalents                170,259         (267,915)                           (97,656)
Cash and cash equivalents at beginning
of year                                              197,465          666,808                            864,273
                                                ------------     ------------       -----------     ------------

Cash and cash equivalents at end of year        Ps   367,724     Ps   398,893       Ps              Ps   766,617
                                                ============     ============       ===========     ============

                 GRUPO ELEKTRA, S. A. DE C. V. AND SUBSIDIARIES
                 ----------------------------------------------

               SUPPLEMENTAL CONDENSED CONSOLIDATING RECONCILIATION
               ---------------------------------------------------
                       BETWEEN MEXICAN GAAP AND U.S. GAAP
                       ----------------------------------

        Thousands of Mexican pesos of December 31, 2000 purchasing power
        ----------------------------------------------------------------



                                                              For the year ended December 31, 1998
                                            -----------------------------------------------------------------------

                                                   Parent           Guarantor
                                               Company Issuer     Subsidiaries     Eliminations      Consolidated
                                               --------------     ------------     ------------      ------------
Net income related to majority
stockholders under Mexican GAAP                 Ps    255,485    Ps    417,432    (Ps    417,432)   Ps     255,485
                                                -------------    -------------     -------------    --------------

Deferred income tax effects                               336          (33,197)                            (32,861)
Deferred employees' profit sharing                                         685                                 685
Amortization of goodwill relating to other
subsidiaries acquisitions                              15,118            1,193                              16,311
Amortization of goodwill relating to CASA
acquisition                                            55,987                                               55,987
Difference in equity in earnings of CASA              (84,810)                                             (84,810)
Capitalized exchange losses and interest
expense                                                                  3,947                               3,947
Stock options granted to employees                    109,596                                              109,596
Effect on minority stockholders of
U.S. GAAP adjustments                                  (2,945)                                              (2,945)
Equity in income of subsidiaries and
affiliated companies                                  (27,372)                            27,372
                                                -------------    -------------     -------------    --------------

                                                       65,910          (27,372)           27,372            65,910
                                                -------------    -------------     -------------    --------------

Net income under U.S. GAAP                      Ps    321,395    Ps    390,060    (Ps    390,060)   Ps     321,395
                                                =============    =============     =============    ==============

                 GRUPO ELEKTRA, S. A. DE C. V. AND SUBSIDIARIES
                 ----------------------------------------------

               SUPPLEMENTAL CONDENSED CONSOLIDATING RECONCILIATION
               ---------------------------------------------------
                       BETWEEN MEXICAN GAAP AND U.S. GAAP
                       ----------------------------------

        Thousands of Mexican pesos of December 31, 2000 purchasing power
        ----------------------------------------------------------------

                                                                         As of and for the
                                                                   year ended December 31, 1999
                                               -----------------------------------------------------------------

                                                  Parent          Guarantor
                                              Company Issuer    Subsidiaries      Eliminations      Consolidated
                                              --------------    ------------      ------------      ------------
Net income related to majority
stockholders under Mexican GAAP                Ps   849,917     Ps 1,002,556      (Ps 1,002,556)    Ps   849,917
                                               ------------     ------------       ------------     -------------

Deferred income tax effects                          (4,988)         (92,823)                            (97,811)
Deferred employees' profit sharing                                       725                                 725
Amortization of goodwill relating to other
subsidiaries acquisitions                            22,359            1,193                              23,552
Amortization of goodwill relating to CASA
acquisition                                          55,987                                               55,987
Difference in equity in earnings of CASA             74,409                                               74,409
Capitalized exchange losses and interest
expense                                                                3,947                               3,947
Stock options granted to employees                  (80,713)                                             (80,713)
Reversal of depreciation of property, plant
and equipment acquired in the Grupo SyR
acquisition                                                           42,928                              42,928
Additional amortization of negative
goodwill from the Grupo SyR acquisition             113,013                                              113,013
Net gain on derivative and hedging
transactions                                        139,844                                              139,844
Effect on minority stockholders of
U.S. GAAP adjustments                                  (702)                                                (702)
Equity in income of subsidiaries and
affiliated companies                                (44,030)                             44,030
                                               ------------     ------------       ------------     ------------

                                                    275,179          (44,030)            44,030          275,179
                                               ------------     ------------       ------------     ------------

Net income under U.S. GAAP                     Ps 1,125,096     Ps   958,526      (Ps   958,526)    Ps 1,125,096
                                               ============     ============       ============     ============

Majority stockholders' equity under
Mexican GAAP                                   Ps 4,906,732     Ps 4,548,656      (Ps 4,548,656)    Ps 4,906,732

Deferred income tax effects                          (9,544)         579,837                             570,293
Negative goodwill resulting from the
recognition of deferred tax benefits
acquired from Grupo SyR                          (1,627,243)                                          (1,627,243)
Deferred employees' profit sharing                                     3,792                               3,792
Participation in net equity of CASA                (225,079)                                            (225,079)
Goodwill relating to CASA acquisition              (917,164)                                            (917,164)
Goodwill relating to other subsidiaries
acquisition                                        (234,249)         (13,201)                           (247,450)
Capitalized exchange losses and interest
expense                                                              (19,576)                            (19,576)
Deferred income                                  (1,249,749)                                          (1,249,749)
Net gain on derivative and hedging
transactions                                         84,117                                               84,117
Reversal of depreciation of property,
plant and equipment acquired in the Grupo
SyR acquisition                                                       42,928                              42,928
Effect on minority stockholders of
U.S. GAAP adjustments                                21,440                                               21,440
Effect of U.S. GAAP adjustments in
subsidiaries                                        593,780                            (593,780)
                                               ------------     ------------       ------------     ------------

Stockholders' equity under U.S. GAAP           Ps 1,343,041     Ps 5,142,436      (Ps 5,142,436)    Ps 1,343,041
                                               ============     ============       ============     ============


                 GRUPO ELEKTRA, S. A. DE C. V. AND SUBSIDIARIES
                 ----------------------------------------------

               SUPPLEMENTAL CONDENSED CONSOLIDATING RECONCILIATION
               ---------------------------------------------------
                       BETWEEN MEXICAN GAAP AND U.S. GAAP
                       ----------------------------------

        Thousands of Mexican pesos of December 31, 2000 purchasing power
        ----------------------------------------------------------------


                                                         As of and for the year ended December 31, 2000
                                            -----------------------------------------------------------------------

                                                   Parent           Guarantor
                                               Company Issuer     Subsidiaries     Eliminations      Consolidated
                                               --------------     ------------     ------------      ------------
Net income related to majority
stockholders under Mexican GAAP                Ps 1,122,466      Ps1,067,715      (Ps 1,067,715)    Ps 1,122,466
                                                -----------      -----------       ------------     ------------

Deferred income tax effects                          23,230          (37,731)                            (14,501)
Deferred employees' profit sharing                                       919                                 919
Amortization of goodwill relating to
other subsidiaries acquisitions                      23,552                                               23,552
Amortization of goodwill relating to
CASA acquisition                                     55,987                                               55,987
Difference in equity in earnings of
CASA                                               (113,084)                                            (113,084)
Capitalized exchange losses and
interest expense                                                       3,947                               3,947
Stock options granted to employees                   (2,892)                                              (2,892)
Reversal of depreciation of property,
plant and equipment acquired in the Grupo
SyR acquisition                                      57,238                                               57,238
Additional amortization of negative
goodwill from the Grupo SyR
acquisition                                         151,652                                              151,652
Net gain on derivative and hedging
transactions                                          5,605                                                5,605
Effect on minority stockholders of
U.S. GAAP adjustments                                                    (79)                                (79)
Equity in income of subsidiaries
and affiliated companies                            (32,944)                             32,944
                                                -----------      -----------       ------------     ------------

                                                    168,344          (32,944)            32,944          168,344
                                                -----------      -----------       ------------     ------------

Net income under U.S. GAAP                      Ps1,290,810      Ps1,034,771      (Ps 1,034,771)    Ps 1,290,810
                                                ===========      ===========       ============     ============

Majority stockholders' equity under
Mexican GAAP                                   Ps 5,238,246     Ps 7,552,057      (Ps 7,552,057)    Ps 5,238,246

Deferred income tax effects                         308,640           (4,709)                            303,931
Negative goodwill resulting from the
recognition of deferred tax benefits
acquired from Grupo SyR                          (1,475,591)                                          (1,475,591)
Deferred employees' profit sharing                                     4,711                               4,711
Participation in net equity of CASA                (130,791)                                            (130,791)
Goodwill relating to CASA acquisition              (861,177)                                            (861,177)
Goodwill relating to other subsidiaries
acquisition                                        (223,898)                                            (223,898)
Capitalized exchange losses and interest
expense                                                              (15,629)                            (15,629)
Deferred income                                  (1,113,429)                                          (1,113,429)
Net gain on derivative and hedging
transactions                                         (7,962)                                              (7,962)
Reversal of depreciation of property,
plant and equipment acquired in the Grupo
SyR acquisition                                     100,166                                              100,166
Effect on minority stockholders of
U.S. GAAP adjustments                                                 26,398                              26,398
Effect of U.S. GAAP adjustments in
subsidiaries                                         10,771                             (10,771)
                                               ------------     ------------       ------------     ------------

Stockholders' equity under U.S. GAAP           Ps 1,844,975     Ps 7,562,828      (Ps 7,562,828)    Ps 1,844,975
                                               ============     ============       ============     ============


                         COMPANIA OPERADORA DE TEATROS,
                         ------------------------------
                                 S. A. DE C. V.
                                 --------------

                              FINANCIAL STATEMENTS
                              --------------------

                           DECEMBER 31, 1999 AND 2000
                           --------------------------

                         COMPANIA OPERADORA DE TEATROS,
                         ------------------------------
                                 S. A. DE C. V.
                                 --------------

                              FINANCIAL STATEMENTS
                              --------------------

                           DECEMBER 31, 1999 AND 2000
                           --------------------------



                                      INDEX
                                      -----



Contents                                                         Page

Report of Independent Accountants                            F-65 and F-66

Financial Statements:

Balance Sheets                                                   F-67

Statements of Loss                                               F-68

Statements of Changes in Stockholders' Equity                    F-69

Statements of Changes in Financial Position                      F-70

Notes to Financial Statements                                    F-71

REPORT OF INDEPENDENT ACCOUNTANTS

Mexico City, February 23, 2001


To the Stockholders of
Compania Operadora de Teatros, S. A. de C. V.


We have audited the accompanying balance sheets of Compania Operadora de Teatros, S. A. de C. V. (Cotsa) as of December 31, 1999 and 2000 and the related statements of loss, changes in stockholders' equity and of changes in financial position for each of the three years in the period ended December 31, 2000 all expressed in constant pesos of December 31, 2000 purchasing power. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Mexico, and in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and that they were prepared in accordance with accounting principles generally accepted in Mexico. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As mentioned in Note 9 to the financial statements, effective October 1, 1999 certain assets and liabilities of Cotsa were transferred to two newly created subsidiaries of Grupo Cotsa, S. A. de C. V., Cotsa's former parent holding company.

As mentioned in Note 2, the Company adopted the guidelines of the new Statement D-4 "Accounting treatment of Income Tax, Assets Tax and Employees' Profit Sharing" , effective January 1, 2000.

In our opinion, the aforementioned financial statements present fairly, in all material respects, the financial position of Compania Operadora de Teatros, S.
A. de C. V. as of December 31, 1999 and 2000 and the results of its operations, changes in stockholders' equity and changes in its financial position for each of the three years in the period ended December 31, 2000 in conformity with accounting principles generally accepted in Mexico.

Accounting principles generally accepted in Mexico differ in certain important respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of net loss, expressed in pesos of December 31, 2000 purchasing power, for each of the three years in the period ended December 31, 1998, 1999 and 2000 and the determination of stockholders'equity as of December 31, 1999 and 2000, also expressed in pesos of December 31, 2000 purchasing power, to the extent summarized in Note 10 to the financial statements. As discussed in Note 10, the
U. S. GAAP stockholders' equity and net income amounts as of and for the year ended December 31, 1999 have been restated.


PricewaterhouseCoopers




Luis Molina Garcia

                  COMPANIA OPERADORA DE TEATROS, S. A. DE C. V.
                 ----------------------------------------------
                                 (Notes 1 and 2)

                                 BALANCE SHEETS
                                 --------------

                          Thousands of Mexican pesos of
                          -----------------------------
                       December 31, 2000 purchasing power
                       ----------------------------------

                                                         December 31,
                                                         ------------

ASSETS                                              1999               2000
------                                              ----               ----

Current assets:
Cash                                            Ps       173      Ps     1,816
Customers and other accounts receivable                2,562             3,141
Value added tax recoverable                                              3,354
Income tax and asset tax recoverable                                     4,963
Related parties                                       15,855            34,346
                                                ------------      ------------

Total current assets                                  18,590            47,620

Property and equipment - Net                         495,070           446,987
                                                ------------      ------------

Total assets                                    Ps   513,660      Ps   494,607
                                                ============      ============

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
Current portion of long-term payable            Ps        45
Accounts payable and accrued expenses                  8,578      Ps     3,848
Related parties                                        5,038            22,976
                                                ------------      ------------

Total current liabilities                             13,661            26,824

Deferred income tax                                                     15,304
                                                ------------      ------------

Total liabilities                                     13,661            42,128
                                                ------------      ------------


Stockholders' equity :
Capital stock                                        596,839           596,839
Accumulated deficit                                 (824,847)         (851,561)
Cumulative effect of deferred income tax                               (20,806)
Excess in restatement of stockholders' equity        728,007           728,007
                                                ------------      ------------

Total stockholders' equity                           499,999           452,479
                                                ------------      ------------

Total liabilities and stockholders' equity      Ps   513,660      Ps   494,607
                                                ============      ============


The accompanying notes are an integral part of these financial statements.

                  COMPANIA OPERADORA DE TEATROS, S. A. DE C. V.
                 ----------------------------------------------

                               STATEMENTS OF LOSS

                          Thousands of Mexican pesos of
                          -----------------------------
                       December 31, 2000 purchasing power
                       ----------------------------------

                                                                              Year ended
                                                                             December 31,
                                                             ----------------------------------------

                                                             1998             1999              2000
                                                             ----             ----              ----
Revenue:
From rentals                                            Ps    38,555      Ps    32,413     Ps    12,067
Other                                                              5             2,458
                                                        ------------      ------------     ------------

                                                              38,560            34,871           12,067
Operating expenses:
Administrative expenses                                      (39,154)          (48,742)         (14,951)
Depreciation                                                 (43,536)          (59,708)         (23,981)
                                                        ------------      ------------     ------------

Operating loss                                               (44,130)          (73,579)         (26,865)
                                                        ------------      ------------     ------------

Other expenses                                                   (20)           (3,847)          (6,222)
Other income                                                     412             6,222            1,185
                                                        ------------      ------------     ------------

                                                                 392             2,375           (5,037)
                                                        ------------      ------------     ------------

Comprehensive financing result:
Interest paid                                                 (8,717)           (5,480)             (15)
Interest earned                                                4,690            18,611               15
Exchange losses, net                                          (8,638)           (1,351)
Gain on monetary position                                      5,714             9,985              520
                                                        ------------      ------------     ------------

Total comprehensive financing (cost) income                   (6,951)           21,765              520
                                                        ------------      ------------     ------------

Loss before equity in earnings of joint venture,
taxes, and  extraordinary item                               (50,689)          (49,439)         (31,382)

Income tax                                                   (13,494)
Asset tax                                                                       (5,109)
Deferred income tax                                                                               4,668
                                                        ------------      ------------     ------------

Loss before equity in earnings of joint venture
and  extraordinary item                                      (64,183)          (54,548)         (26,714)

Extraordinary item-Assets tax reduction
resulting from carry-forward                                                     5,109

Equity in joint venture                                       20,129           (21,244)
                                                        ------------      ------------     ------------

Net loss for the year                                   (Ps   44,054)     (Ps   70,683)    (Ps   26,714)
                                                        ============      ============      ===========


The accompanying notes are an integral part of these financial statements.

                  COMPANIA OPERADORA DE TEATROS, S. A. DE C. V.
                 ----------------------------------------------

                  STATEMENTS OF CHANGES IN STOCKHOLDERS'EQUITY
                  --------------------------------------------

        Thousands of Mexican pesos of December 31, 2000 purchasing power
        ----------------------------------------------------------------



                                                                                    Cumulative      Excess in
                                                                                     effect of     restatement of        Total
                                                       Capital       Accumulated     deferred       stockholders'    stockholders'
                                                        stock          deficit      income tax         equity           equity
                                                        -----          -------      ----------         ------           ------

Balances at January 1, 1998                        Ps    765,041  (Ps   2,203,319)                 Ps    2,162,159    Ps   723,881

Net loss for the year                                                     (44,054)                                         (44,054)
                                                   -------------  ---------------    ------------  ---------------    ------------

Balances at December 31, 1998                            765,041       (2,247,373)                       2,162,159         679,827

Effect of assets  and liabilities
transfers on equity                                     (508,215)       1,493,209                       (1,434,152)       (449,158)

Increase in capital stock through the
capitalization
of liabilities                                           340,013                                                           340,013

Net loss for the year                                                     (70,683)                                         (70,683)
                                                   -------------  ---------------    ------------  ---------------    ------------

Balances at December 31, 1999                            596,839         (824,847)                         728,007         499,999

Cumulative effect of deferred income tax                                             (Ps   20,806)                         (20,806)

Net loss for the year                                                     (26,714)                                         (26,714)
                                                   -------------  ---------------    ------------  ---------------    ------------

Balances at December 31, 2000                      Ps    596,839  (Ps     851,561)   (Ps   20,806) Ps      728,007    Ps   452,479
                                                   =============  ===============    ============  ===============    ============


The accompanying notes are an integral part of these financial statements

                  COMPANIA OPERADORA DE TEATROS, S. A. DE C. V.
                 ----------------------------------------------

                   STATEMENTS OF CHANGES IN FINANCIAL POSITION

                          Thousands of Mexican pesos of
                          -----------------------------
                       December 31, 2000 purchasing power
                       ----------------------------------


                                                                                     Year ended
                                                                                     December 31
                                                                      -----------------------------------------

Operation:                                                            1998             1999              2000
---------                                                             ----             ----              ----

Loss before extraordinary items                                 (Ps    44,054)     (Ps   75,792)     (Ps    26,714)
Charges (credits) to results not  affecting resources:
Depreciation                                                           43,536            59,708             23,981
Equity in joint venture                                               (20,129)           21,244
Deferred income tax                                                                                         (4,668)

Net change in accounts receivable, other assets,
related parties, accounts payable and accrued
expenses                                                               38,170           (24,557)           (15,013)
                                                                -------------      ------------     --------------

Resources generated by (used in) operations
before extraordinary item                                              17,523           (19,397)           (22,414)

Extraordinary item-Asset tax reduction
resulting from carry-forward                                                              5,109
                                                                -------------      ------------     --------------

Resources generated by (used in) operations                            17,523           (14,288)           (22,414)
                                                                -------------      ------------     --------------

Financing:
---------

Payments  on long-term payable                                        (13,443)          (26,663)               (45)
Increase in capital stock                                                               340,013
                                                                -------------      ------------     --------------

Resources (used in) provided by financing activities                  (13,443)          313,350                (45)
                                                                -------------      ------------     --------------

Investment:
----------

(Acquisition) sale of property and equipment - Net                     (3,872)          150,061             24,102

Transfer of assets and liabilities                                                     (449,158)
                                                                -------------      ------------     --------------

Resources (used in) generated by investment
activities                                                             (3,872)         (299,097)            24,102
                                                                -------------      ------------     --------------

Increase (decrease) in cash                                               208               (35)             1,643
Cash at beginning of year                                                                   208                173
                                                                -------------      ------------     --------------

Cash at end of year                                             Ps        208      Ps       173     Ps       1,816
                                                                =============      ============     ==============

The accompanying notes are an integral part of these financial statements.

                  COMPANIA OPERADORA DE TEATROS, S. A. DE C. V.
                  ---------------------------------------------

                        NOTES TO THE FINANCIAL STATEMENTS
                        ---------------------------------
                        DECEMBER 31, 1998, 1999 AND 2000
                        --------------------------------

           (amounts in thousands of Mexican pesos of purchasing power of December 31, 2000, and in thousands of U.S. dollars, except exchange rates and number of shares)


NOTE 1 - DESCRIPTION OF BUSINESS:
--------------------------------

The main activities of Compania Operadora de Teatros, S. A. de C. V. (Cotsa) were the property leasing and exhibition of movies, for which it entered into three joint venture contracts. The first contract was between Cotsa and Servicios Corporativos Cinematograficos, S. A. de C. V. (Servicios, a related party), as contributing associates, and Productora de Medios, S. A. de C. V. (Productora, a related party), as active associate. The object of this contract was the exhibition of movies, as well as the sale of refreshments and candies.

The second and third joint venture contracts were entered into between Cotsa and Hecali, S. A. de C. V. (Hecali) a related party, and Elektra, S. A. de C. V. (Elektra), respectively. The object of the joint venture contract with Hecali was for the purchase-sale of sportswear and the contract with Elektra was for the purchase-sale of household appliances.

The three mentioned contracts were cancelled on December 31, 1998 and they were not renewed in 1999. The cancellation of the contract with Servicios and Productora resulted in a charge to income which is shown in the statements of loss.

Cotsa suffered a significant reduction in income it had been earning from the exhibition of movies, through the joint venture contracts described above, due to the fact that in June 1999, Cotsa returned to the Fideicomiso Liquidadora de Empresas Paraestatales - FIDELIQ (Trust for Settlement of Parastate Enterprises) the 20 properties it had leased from FIDELIQ. The contract expired in 1998. Rent expense recognized in 1998 for these properties was Ps3,413.

Currently, the main business of Cotsa is property leasing, primarily to affiliates including Grupo Elektra and its operating companies.

Cotsa does not have employees, and all administrative and operating services are rendered by related parties.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:
---------------------------------------------------

The accompanying financial statements and notes are expressed in thousands of Mexican Pesos and they have been prepared in accordance with generally accepted accounting principles. Following is a summary of the most important accounting policies followed in preparing the financial statements, including the items, methods and criteria for recognition of the effects of inflation, in accordance with Statement B-10:

a. Recognition of the effects of inflation

     -    Property and equipment are restated as shown in sub-section f.

     - Components of stockholders' equity are restated by applying factors arising from the National Consumer Price Index (NCPI) from the dates on which capital was contributed and earnings were generated and reflects amounts necessary to maintain the stockholders'equity investment at the purchasing power of the original amounts.

     - Excess in restatement of stockholders' equity represents the gain from holding non-monetary assets (the net difference between net replacement value, mainly property and equipment and their related historical cost restated by applying factors arising from the NCPI) up to 1996, and the cumulative effect of gain and losses from monetary position as of the effective date of Statement B-10 in 1984, restated in constant Mexican pesos (accumulated monetary result).

     - The gain on monetary position represents the inflationary gain on net monetary assets and liabilities, as measured by the NCPI on the Company's average monthly net monetary liabilities or assets, respectively, during the year, restated to pesos of purchasing power at the end of the most recent period presented, and it is included in the comprehensive financing result.

     - The accompanying financial statements are presented in thousands of Mexican pesos of purchasing power of December 31, 2000.

     - The NCPI restatement factors used for recognition of the effects of inflation in the accompanying financial statements were 275.038,
          308.919 and 336.596 at December 31, 1998, 1999 and 2000, respectively.

b. Foreign currency transactions

     Foreign currency transactions are recorded at the exchange rates in effect at the transaction date. Assets and liabilities in these currencies are stated in Mexican pesos at the exchange rates in effect at the balance sheet date. Differences originating from fluctuations in exchange rates between the transaction dates and the settlement or valuation at year-end are charged to results. (See Note 3).

c. Income from rentals

     Income from rentals is recognized ratably over the period of the related contract.

d. Income tax

     Starting on January 1, 2000, Cotsa adopted guidelines of amended Statement D-4 "Accounting treatment of income tax, assets tax and employees' profit sharing", issued by the Mexican Institute of Public Accountants (Instituto Mexicano de Contadores Publicos). As a result of the foregoing, for recognition of deferred income tax, Cotsa switched from the partial liability method to the comprehensive assets and liability method, which consists of calculating deferred income tax by applying the respective income tax rate to the temporary differences between the accounting and tax values of assets and liabilities at the date of the financial statements. The cumulative effect at the beginning of the year derived from this change increased the deferred tax liability by Ps20,806; and lowered stockholders' equity by the same amount. The cumulative effect during the year 2000 is described in Note 7.

e. Property and equipment

     Property and equipment are recorded at acquisition cost and are restated by applying factors arising from the NCPI.

     Depreciation is calculated by the straight-line method, based on the useful lives of assets and the assets restated values.

     The annual depreciation rate for buildings and construction is 2.1%

f. Use of estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements. Actual results could differ from those estimates.

NOTE 3 - FOREIGN CURRENCY POSITION:
----------------------------------

At December 31, 2000, the exchange rate was Ps 9.60 per U.S. dollar (Ps 9.96 and Ps 9.56 at December 31, 1998 and 1999, respectively). Cotsa had exchange losses, net of Ps8,638 and Ps1,351 during the years ended December 31, 1998 and 1999, respectively. During the year ended December 31, 2000 Cotsa did not enter into foreign currency transactions. These amounts are shown in the statements of loss as part of the comprehensive financing result.

At February 23, 2001, the date of the financial statements, the exchange rate was Ps 9.73 per U.S. dollar. As of December 31, 1999 and 2000 Cotsa did not have any asset or liability denominated in foreign currency

NOTE 4 - PROPERTY AND EQUIPMENT:
-------------------------------

                                                         December 31,
                                                         ------------

                                                   1999              2000
                                                   ----              ----

Buildings and constructions                  Ps   1,193,854      Ps   1,141,942
Accumulated depreciation and amortization        (1,098,429)         (1,074,357)
                                             --------------      --------------

                                                     95,425              67,585

Lands                                               399,645             379,402
                                             --------------      --------------

                                             Ps     495,070      Ps     446,987
                                             ==============      ==============

NOTE 5 - BALANCES AND TRANSACTIONS WITH RELATED PARTIES:
-------------------------------------------------------

Cotsa has the following balances receivable and payable with related parties:

                                               December 31,
                                               ------------

Receivables:                              1999              2000
                                          ----              ----

Alternativas Cotsa, S. A. de C. V.     Ps   15,332      Ps   33,866
Grupo Hecali, S. A. de C. V.                   523              480
                                       -----------      -----------

                                       Ps   15,855      Ps   34,346
Payables:

Elektra Comercial, S. A. de C. V.                       Ps   16,236
Grupo Proasa, S. A. de C. V.                                  2,066
Inmobiliaria Cotsa, S. A. de C. V.                            1,874
Corporacion Diprofin, S. A. de C. V.   Ps    1,099                2
Other                                        3,939            2,798
                                       -----------      -----------

                                       Ps    5,038      Ps   22,976
                                       ===========      ===========

Transactions carried out with related parties are listed below:

                                                       Year ended
                                                      December 31,
                                                      ------------

                                            1998          1999           2000
                                            ----          ----           ----

Administrative service expenses (1)      Ps  9,660     Ps   7,189    Ps    1,163
Revenues from leasing (2)                    3,208
Rental expenses(3)                                            988            946
Interest earned (4)                          1,042         14,761
Interest paid (4)                                           3,763


(1) As mentioned in Note 1, Cotsa does not have employees, consequently administrative and operating services are rendered by related parties.

(2) Cotsa's buildings are rented to related parties, most of which are used as Elektra and The One/Hecali stores. During 1999 and 2000, Cotsa did not charge rent for these buildings

(3) Since January 1999, a related party's building is rented for Cotsa's offices.

(4) The interest earned and paid correspond to several short-term borrowings and loans to related parties during 1998 and 1999, mainly with Corporacion de Medios de Comunicacion, S. A. de C. V., Corporacion RBS, S. A. de C. V., Elektra, S. A. de C. V. and Corporacion Diprofin, S. A. de C. V. The average interest rate was 25% annually for the years ended December 31, 1998 and 1999. The short-term borrowings from Elektra, S. A. de C. V. and Corporacion Diprofin, S. A. de C. V. were transferred to Ardoma and subsequently capitalized (see Note 9). For the year ended December 31, 2000 no interest was charged to related parties.

NOTE 6 - STOCKHOLDERS' EQUITY:

- Common stock

At a stockholders' meeting held on October 1, 1999, Cotsa's stockholders decided to increase the variable portion of common stock by Ps340,013 (Ps311,463 nominal thousands of Mexican pesos), through the capitalization of liabilities with Inmobiliaria Ardoma, S. A. de C. V., (Ardoma) a subsidiary of Grupo Elektra, S.
A. de C. V. (Grupo Elektra). As a result of this transaction, Grupo Elektra, through Ardoma, has a 91% interest in the Cotsa's capital stock.

The common stock of Cotsa at December 31, 1999 and 2000 is represented by 342,658,270 common nominative shares, with a par value of one Mexican peso each, comprised as follows:

       Shares                                Description                            Amount
       ------                                -----------                            ------

           50,000     Represent the fixed portion of the capital                Ps          50
      342,608,270     Represent the variable portion of the capital                    342,608
   --------------                                                               --------------

      342,658,270                                                                      342,658
   ==============
                      Restatement increase                                             254,181
                                                                                --------------

                      Capital stock in Mexican pesos as of December 31,
                      2000 purchasing power                                     Ps     596,839
                                                                                ==============



Under Mexican Corporate Law, interested third parties can request the dissolution of Cotsa if accumulated losses exceeded two-thirds of capital stock. At December 31, 2000, Cotsa's accumulated losses exceeded its capital stock. Although Cotsa believes it is unlikely such actions will occur, Cotsa obtained from its shareholders a commitment to provide financial support to the Company for a period of one year from the balance sheet date, in proportion to their respective ownership interests, if required, to avoid such action.
Capital stock reduction in excess of capital contributions, the latter inflation-indexed in accordance with the procedures established by the Mexican Income Tax Law, are accorded the same tax treatment as dividends.

NOTE 7 - INCOME TAX (IT) AND ASSETS TAX (AT):
--------------------------------------------

During the years ended December 31, 1998, 1999 and 2000, Cotsa had taxable income of Ps32,432, taxable loss of Ps8,309, and taxable income of Ps5,511, respectively. Prior years' tax-loss carryforwards were amortized in the year ended December 31, 2000.

The reconciliation between the real and effective IT rate is shown below:

                                                      Year ended December 31,
                                                      -----------------------

                                                    1999                 2000
                                                    ----                 ----

Loss before taxes                              (Ps   70,683)       (Ps   31,382)
                                               ============        ============

IT at the real rate (35%)                      (Ps   24,739)       (Ps   10,984)
Add (less) effective IT rate to:
Effects of inflation                                 15,978               3,145
Book depreciation                                     6,562               8,393
Tax depreciation                                     (9,560)               (981)
Non-deductible expenses                               3,544                 484
Other                                                 5,045               1,870
Amortization of loss carryforwards                    3,170              (1,927)
                                               ------------        ------------

IT incurred                                         -                    -

Deferred  IT                                        -                    (4,668)
                                               ------------        ------------

IT benefit                                          -              (Ps    4,668)
                                               ============        ============

Effective rate                                       -                   (15%)
                                               ============        ============

The main temporary differences for which deferred IT recognized are shown as follows:

                                                        December 31
                                                        -----------

                                                 1999                 2000
                                                 ----                 ----

Property and equipment, net                 Ps    81,399        Ps    59,638
Tax loss carryforwards                            (9,425)             (4,485)
Rentals collected in advance                                          (2,434)
                                            ------------        ------------

                                                  71,974              52,719

IT rate                                              35%                35%
                                            ------------        -----------

Deferred  IT                                      25,191              18,451

Recoverable assets tax                            (4,385)             (3,147)
                                            ------------        ------------

                                            Ps    20,806        Ps    15,304

The IT deferred income tax at December 31, 2000 is analyzed as follows:

IT rate at beginning of the year                      Ps    25,191
Minus:
IT deferred credited against loss of the year               (4,668)

Effect of inflation                                         (2,072)
                                                      ------------

IT deferred income at December 31, 2000               Ps    18,451
                                                      -------------

Recoverable assets tax                                      (3,147)
                                                      ------------

IT deferred income at December 31, 2000               Ps    15,304
                                                      ============

According to the prevailing IT Law, tax losses can be carried forward against taxable income of the following ten years. At December 31, 2000, Cotsa had unamortized tax losses of Ps4,485 related to 1999, which can be restated by applying the NCPI, and whose right to be carried forward expires in 2009.

AT is computed by fiscal year applying a 1.8% rate to the average value of certain assets and liabilities. The AT corresponding to the year ended December 31, 2000 amounted to Ps4,934 (Ps4,699 in nominal figures).

According to the AT Law, the difference between the IT and AT in the previous three years (when IT is higher than AT in the same year) can be carried forward against future AT annual or AT prepayments. According to this rule, the AT at December 31, 1999 and 2000, amounting to Ps5,109 (Ps4,689 in nominal figures) and $4,934 ($4,699 in nominal figures), respectively, were credited against the IT payable.

Cotsa did not incur AT in 1998 because income tax exceeded assets tax.

NOTE 8 - RENTAL INCOME:
----------------------

In 1999, Cotsa signed several building lease agreements. The rents under the operating leases are for different amounts (Ps 12 on average), recoverable in advance each month.

Below is a schedule (by years) of future minimum rental payments to be received as of December 31, 2000:

Year ending December 31:

2001                                  Ps    6,218
2002                                        2,806
2003                                        2,041
2004                                          886
2005 and thereafter                           668
                                      -----------

Total                                 Ps   12,619
                                      ===========

NOTE 9 - ASSETS AND LIABILITIES TRANSFER:

Effective October 1, 1999, certain assets and liabilities of Cotsa were transferred to Inmobiliaria Cotsa, S. A. de C. V. and Alternativas Cotsa, S. A. de C. V. two newly created subsidiaries of Grupo Cotsa, S. A. de C. V., Cotsa's former parent company.

The assets and liabilities transferred consisted of the following:

Assets
------
Cash                                              Ps         8
Accounts receivable                                    450,904
Other assets                                             7,340
Land, buildings and furniture                          138,748
                                                  ------------

Total assets                                      Ps   597,000
                                                  ============

Liabilities and stockholders' equity
------------------------------------
Liabilities                                       Ps   147,842
Stockholders' equity                                   449,158
                                                  ------------

Total liabilities and stockholders'equity         Ps   597,000
                                                  ============

NOTE 10 - RECONCILIATION BETWEEN MEXICAN (MEXICAN GAAP) AND UNITED STATES OF AMERICA GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (US GAAP):
-----------------------------------------------------------

Cotsa's financial statements are prepared in accordance with Mexican GAAP, which differ in certain significant respects from US GAAP. The Mexican GAAP financial statements include the effects of inflation as provided for under Statement B-10, "Recognition of the Effects of Inflation on Financial Information". The application of this statement represents a comprehensive measure of the effects of price level changes in the Mexican economy, and is considered to result in a more meaningful presentation for both Mexican and U. S. accounting purposes. Therefore, the following reconciliation to US GAAP does not include the reversal of such inflationary effects.


The principal differences between Mexican GAAP and US GAAP are summarized as follows with an explanation, where appropriate, of the effects on results of operations and stockholders' equity. The various reconciling items are presented net of any price level gain (loss).

a.       Reconciliation of results of operations :
                                      Year ended December 31,
                                      -----------------------

                                     1998              1999            2000
                                     ----              ----            ----

    Net loss under Mexican GAAP  (Ps   44,054)    (Ps   70,683)   (Ps   26,714)
    Deferred income taxes              12,016           27,753
                                  -----------     ------------    ------------

    Net loss under US GAAP       (Ps   32,038)      (Ps 42,930)    (Ps  26,714)
                                  ============    ============    ============

b. Reconciliation of stockholders' equity:

                                         Year ended December 31,
                                         -----------------------

                                  1998             1999             2000
                                  ----             ----             ----

Balance under Mexican GAAP  Ps   679,827      Ps   499,999      Ps   452,479
Deferred income taxes            (52,944)          (25,191)
                            -------------     -------------     ------------

Balance under US GAAP       Ps   626,883      Ps   474,808      Ps   452,479
                            ============      ============      ============

c. An analysis of the changes in stockholders' equity under US GAAP is as follows:

                                                             Year ended December 31,
                                                             -----------------------

                                                      1998               1999           2000
                                                      ----               ----           ----

Balance at beginning of period                    Ps   658,921    Ps   626,883      Ps   474,808
Net (loss) income                                      (32,038)        (42,930)          (26,714)
Recoverable assets tax                                                                     4,385
Effects of assets and liabilities transfers
on equity                                                             (449,158)
Increase in capital stock                                              340,013
                                                  ------------    ------------      ------------

Balance at end of period                          Ps   626,883    Ps   474,808      Ps   452,479
                                                  ============    ============      ============

d. Significant differences between US GAAP and Mexican GAAP:
============================================================

i. Comprehensive income

During the periods presented, Cotsa had no change in equity from transactions or other events and circumstances from non-owner sources that should be reported in accordance with Statement of Financial Accounting Standards Number 130, Reporting Comprehensive Income ("SFAS 130"). Accordingly, a statement of comprehensive income (loss) has not been provided as comprehensive income (loss) equals net income (loss) for all periods presented.

ii. Deferred income tax

Through December 31, 1999, under Mexican GAAP income tax is recorded following inter-period allocation procedures under the partial liability method. Under this method, deferred income tax is recognized only in respect of identifiable, non-recurring timing differences between taxable and book income. This substantially eliminates all deferred taxes under Mexican GAAP. Also, under Mexican GAAP the benefit from utilizing tax loss carryforwards and asset tax credits is not recognized until utilized, at which time it is presented as an extraordinary item.

Starting on January 1, 2000, Cotsa adopted the guidelines of amended Statement D-4 "Accounting Treatment of income tax, assets tax and employee statutory profit-sharing", issued by the Mexican Institute of Public Accountants, as mentioned in Note 1.

Cotsa follows Statement of Financial Accounting Standards Number 109 ("SFAS109") Accounting for Income Taxes, for US GAAP reconciliation purposes. This statement requires an asset and liability approach for financial accounting and reporting for income tax under the following basic principles: (a) a current tax liability or asset is recognized for the estimated taxes payable or refundable on tax returns for the current year, (b) a deferred tax liability or asset is recognized for the estimated future tax effects attributable to temporary differences and tax loss and tax credit carryforwards, (c) the measurement of current and deferred tax liabilities and assets is based on provisions of the enacted tax law and the effects of future changes in tax laws or rates are not anticipated, (d) the measurement of deferred tax assets is reduced, if necessary, by the amount of any tax benefits that, based on available evidence, are not expected to be realized. Under this method, deferred tax is recognized with respect to all temporary differences, and the benefit from utilizing tax loss carryforwards and asset tax credits is recognized in the year in which the loss or credits arise (subject to a valuation allowance with respect to any tax benefits not expected to be realized). The subsequent realization of this benefit does not affect income. Consequently, there are no extraordinary items from this concept for US GAAP purposes.

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

The significant components of income tax (expense) benefit under US GAAP were as follows:

                                           Year ended December 31,
                                           -----------------------

                                    1998            1999            2000
                                    ----            ----            ----

Current                        (Ps   13,494)
Deferred                             12,016    Ps    27,753     Ps 9,887
                               ------------    ------------     --------

Total (provision) benefit      (Ps    1,478)   Ps    27,753     Ps 9,887
                               ============    ============     ========


The following items represent the principal differences between income tax computed under US GAAP at the statutory rate and Cotsa's provision for income tax in each period:

                                                      Year ended December 31,
                                                      -----------------------

                                              1998               1999             2000
                                              ----               ----             ----

Loss before income tax expense          (Ps   30,560)      (Ps   70,683)       (Ps  31,382)
                                         ===========        ===========        ===========

Income tax benefit at statutory rate     Ps   10,390        Ps   24,739        Ps   10,984
Property and equipment                       (11,868)              (285)            (2,667)
Tax loss carryforwards                                            3,299              1,570
                                        ------------       ------------        -----------

Net income tax (expense)  - benefit     (Ps    1,478)       Ps   27,753        Ps    9,887
                                        ============        ===========        ===========

The income tax effects of significant items comprising the Cotsa's net deferred tax assets and liabilities under US GAAP are as follows:

                                                         December 31,
                                                         ------------

Deferred income tax asset:                         1998              1999             2000
-------------------------                          ----              ----             ----

Tax loss carryforwards                                          Ps     3,299       Ps     1,570
Income recoverable in advance                                                               852
Recoverable assets tax                                                                    3,147
Allowance for doubtful accounts               Ps       608
                                              ------------      -------------      -------------

                                              Ps       608      Ps     3,299       Ps     5,569
                                              ------------      -------------      ------------
Deferred income tax liability:
-----------------------------

Current
Inventories                                   (Ps       97)
Non-current
Property and equipment                             (53,455)     (Ps28,490)        (Ps    20,873)
                                              ------------      ---------        --------------

Net deferred income tax liability             (Ps   52,944)     (Ps25,191)        (Ps    15,304)
                                              ============      =========        =============



iii. Fair value information
     ----------------------

The carrying amounts of cash, current receivables, accounts payable and accrued expenses, due from and to related companies, approximate fair value, due to the short term maturity of these instruments.

iv. Effect of recently issued accounting standards

In June 1998, the FASB issued Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"), which requires that all derivative instruments be recorded on the balance sheet at their fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on whether a derivative is designated as part of a hedge transaction and, if it is, the type of hedge transaction. SFAS 133 is effective for fiscal years beginning after June 15, 2000. In June 15, 2000 the FASB issued

Statement No. 138 "Accounting for Derivative Instruments and Hedging Activities", an Amendment of SFAS 133. This amendment addresses certain issues causing implementation difficulties for entities that have adopted or will adopt SFAS 133 Cotsa is not currently involved in derivative or hedging activities.

In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101 (SAB No. 101) "Revenue Recognition in Financial Statements" which provides guidance on the recognition, presentation and disclosure of revenue in financial statements filed with the SEC. As required by the SEC, the financial statements have been presented on a basis that is consistent with the provisions of SAB 101 for all periods presented. The effect of adoption of SAB 101 was not significant.

v. Concentrations
   --------------
Financial instruments which potentially subject Cotsa to significant concentrations of credit risk consist primarily of cash and cash equivalents, customers and other accounts receivable. Cotsa maintains its cash and cash equivalents with various major financial institutions. Concentrations of credit risk with respect to customers and other accounts receivable is limited because there are several customers mainly related parties. Cotsa maintains allowances for doubtful accounts based on the expected collectibility of all receivables.

vi. Cash flow information
    ---------------------

Under US GAAP, a statement of cash flows is prepared based on provisions of FAS 95, "Statement of Cash Flows". This statement does not provide specific guidance for the preparation of cash flow statements for price level adjusted financial statements.

Presented in the following page are statements of cash flows for the years ended December 31, 1998, 1999 and 2000, prepared after considering the impact of US GAAP adjustments. The cash flow statements below present nominal cash flow during the respective periods, adjusted to December 31, 2000 purchasing power.


                                                                         Year ended December 31,
                                                                         -----------------------

                                                                 1998              1999              2000
                                                                 ----              ----              ----
Cash flow from operating activities:
Net loss                                                   (Ps   32,038)      (Ps    42,930)    (Ps   26,714)
Adjustments:
Depreciation                                                     43,536              59,708           23,981
Deferred income tax                                             (12,016)            (27,753)
Equity in joint venture                                         (20,129)             21,244
Gain  on monetary position                                       (5,714)             (9,985)            (520)
Net changes in working capital                                   43,913            (123,628)         (19,437)
                                                            -----------        ------------     -------------

Net cash provided by (used in) operating activities              17,552            (123,344)         (22,690)
                                                           ------------        ------------     ------------

Transfer of cash                                                                         (8)
Sale of property and equipment                                                      150,061           24,102
Acquisition  of property and equipment                           (3,872)
                                                            -----------        ------------     ------------
Net cash (used in) generated by  investing activities            (3,872)            150,053           24,102
                                                            -----------        ------------     ------------
Cash flows from financing activities:
Payments on long-term payable                                   (13,443)            (26,663)             (45)
                                                            ------------       ------------     ------------

Net cash used in  financing activities                          (13,443)            (26,663)             (45)
                                                           ------------       -------------     ------------

Effects of inflation                                                (29)                (81)             276
                                                            -----------        ------------     ------------

Increase (decrease) in cash                                         208                 (35)           1,643

Cash at beginning of the year                                    -                      208              173
                                                            -----------        ------------     ------------

Cash at end of the year                                     Ps      208        Ps       173     Ps     1,816
                                                            ===========        ============     ============

Supplemental disclosure:
Cash paid during the period for:
Interest paid                                              (Ps    8,717)      (Ps     5,480)    (Ps       15)
                                                            -----------        ------------     ------------

Income tax                                                 (Ps   13,494)      Ps   -            Ps    -
                                                            ===========       =============     ============

Non cash activities:
Increase in capital stock                                                     Ps    340,013
Effect of asset and liabilities transfers on equity                                (449,158)

Restatement of 1999 results:

The Company has restated previously issued U. S. GAAP results for the year ended December 31, 1999. The restated result reflects the correction for the computation of the deferred tax liability, as of December 31, 1999 which took into consideration different tax bases for certain property and equipment. The following summarizes the impact of the restatement:

                                         As previsions
                                           reported            As restated
                                           --------            -----------
Deferred income tax liability             Ps 54,526           Ps 25,191

Net loss                                    (72,265)            (42,930)

Stockholders' equity                         445,473            474,808

                                   SIGNATURES

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized, in Mexico City, Mexico, D.F.

July 2, 2001

                                            GRUPO ELEKTRA, S.A. DE C.V.


                                            /s/ Ricardo Martinez Cruz
                                            -------------------------
                                            Ricardo Martinez Cruz, Esq.
                                            General Legal Affairs Counsel