Form 20-F
period 2001-12-31
GRUPO ELEKTRA SA DE CV
filed 2002-06-25
CIK 925050

      As filed with the Securities and Exchange Commission on June 25, 2002

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                             ----------------------

                                    Form 20-F

                             ----------------------

                ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
                       THE SECURITIES EXCHANGE ACT OF 1934
                   For the fiscal year ended December 31, 2001

                             ----------------------

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

                                                                                             Name of Each Exchange on Which
                                                                                             ------------------------------
                        Title of Each Class                                                            Registered
                        -------------------                                                            ----------
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

Series B Shares without par value                                                               New York Stock Exchange(2)

Series L Shares without par value                                                               New York Stock Exchange(2)

     ------------------
     (1) The following subsidiaries of Grupo Elektra, S.A. de C.V. are guarantors of our notes and are co-registrants: Administrativos Empresariales, S.A. de C.V.; Aerotraxis Metropolitanos, S.A. de C.V.; Almacenes Especializados, S.A. de C.V.; Bienes Raices en Promocion del Centro, S.A. de C.V.; Colchones, S.A.; Colchones Coloso, S.A. de C.V.; Comercios Elektra, S.A. de C.V.; Compania Operadora de Teatros, S.A. de C.V.; Control y Direccion Administrativa, S.A. de C.V.; Corporacion Plisa, S.A. de C.V.; Datacion y Supervision de Personal, S.A. de C.V.; Direccion de Administracion Central, S.A. de C.V.; Direccion de Administracion en Proyectos Aplicados, S.A. de C.V.; Direccion de Administracion en Proyectos Especiales, S.A. de C.V.; Direccion Especial, S.A. de C.V.; Direccion Sistematica Empresarial, S.A. de C.V.; Electronica del Moral, S.A. de C.V.; Elektra Centroamerica, S.A. de C.V.; Elektra del Milenio , S.A. de C.V.; Elektra del Peru, S.A.; Elektra Mexicana, S.A. de C.V.; Elektra Transfer, S.A. de C.V.; Elektrafin Comercial, S.A. de C.V.; Elmex Superior, S.A. de C.V.; Entrega Especializada, S.A. de C.V.; Gerencia Administrativas Operacionales, S.A. de C.V; Grupo Mercantil Finemsa, S.A. de C.V.; Grupo Proasa, S.A. de C.V.; Importaciones Electronicas Ribesa, S.A. de C.V.; Importadora y Exportadora Elektra de El Salvador, S.A. de C.V.; Inmobiliaria Hecali, S.A. de C.V.; Inmobiliaria Liur, S.A. de C.V.; Inmuebles Ardoma, S.A. de C.V.; Inmuebles Elektra, S.A. de C.V.; Inmuebles Selectos, S.A. de C.V.; Intra Mexicana, S.A. de C.V.; Mediciones y Representaciones Comerciales, S.A. de C.V.; Mercadotecnia Tezontle, S.A. de C.V.; Mercantil Agricola, S.A.; Mi Garantia Extendida, S.A. de C.V.; Operadora SYR, S.A. de C.V.; Operadoras en Servicios Comerciales, S.A. de C.V.; Salinas y Rocha, S.A.; Siglo XXI, S.A. de C.V.; Sistemas de Mision Estrategica, S.A. de C.V.; THE ONE, S.A. de C.V.; and The One.Com S.A. de C.V.
     (2) Not for trading, but only in connection with the registration of Global Depositary Shares, pursuant to the requirements of the Securities and Exchange Commission.

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

Grupo Elektra, S.A. de C.V.:
----------------------------

            Series A Shares without par value                   1,249,126,710

            Series B Shares without par value                   2,001,705,795

            Series L Shares without par value                     380,535,321


Compania Operadora de Teatros, S.A. de C.V.:**
--------------------------------------------
            Series A Shares without par value                          50,000

            Series B Shares without par value                     342,608,270


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

              Item 17  |_|          Item 18  |X|

** All other registrants are wholly-owned subsidiaries of Grupo Elektra, S.A. de C.V.



================================================================================

                                TABLE OF CONTENTS

                                                                                           PAGE
                                                                                           ----
Introduction ...........................................................................     1
Items 1-2.    Not Applicable ...........................................................     2
Item 3.       Key Information ..........................................................     3
                 Risk Factors ..........................................................     8
Item 4.       Information on the Company ...............................................    19
                 Overview ..............................................................    19
                 Our Business ..........................................................    21
                 Elektra ...............................................................    29
                 Grupo SyR .............................................................    41
                 The One ...............................................................    43
                 La Curacao Mexico .....................................................    43
                 Additional Services ...................................................    47
                 Strategic Investments .................................................    51
                 Regulation ............................................................    54
Item 5.       Operating and Financial Review and Prospects .............................    55
Item 6.       Directors, Senior Management and Employees ...............................    74
Item 7.       Major Shareholders and Related Party Transactions ........................    80
                 Major Shareholders ....................................................    80
                 Related Party Transactions ............................................    81
Item 8.       Financial Information ....................................................    84
Item 9.       The Offer and Listing ....................................................    85
                 Nature of the Trading Market ..........................................    85
                 Trading on the Mexican Stock Exchange .................................    87
Item 10.      Additional Information ...................................................    87
                 Bylaws ................................................................    87
                 Material Contracts ....................................................    91
                 Exchange Controls .....................................................    91
                 Limitations Affecting Security Holders ................................    91
                 Taxation ..............................................................    94
                 Documents on Display ..................................................   100
Item 11.      Quantitative and Qualitative Disclosure about Market Risk ................   101
Items 12-17.  Not Applicable ...........................................................   104
Item 18.      Financial Statements .....................................................   104
Item 19.      Exhibits .................................................................   104

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

     We maintain our books and records in Pesos and prepare our consolidated financial statements in Pesos. The Mexican Institute of Public Accountants has issued Bulletin B-10, "Recognition of the Effects of Inflation on Financial Information," and Bulletin B-12, "Statement of Changes in Financial Position." These bulletins outline the inflation accounting methodology mandatory for all Mexican companies reporting under generally accepted accounting principles in Mexico ("Mexican GAAP"). Pursuant to Mexican GAAP, financial data for all periods in the financial statements included in Item 18 (the "Consolidated Financial Statements") and for all periods throughout this Annual Report, unless otherwise noted, have been restated in constant Pesos as of December 31, 2001.

     Commencing January 1, 2000, we adopted Statement D-4 "Accounting Treatment of Income Tax, Asset Tax and Employees' Profit Sharing" issued by the MIPA. Under this statement, deferred taxes are initially recognized for all differences between book and tax values of assets and liabilities and for tax loss carry forwards and asset tax carry forwards that have a high probability of realization.

     Commencing January 1, 2001, we adopted Statement C-2 "Financial Instruments" issued by the MIPA. Under this statement, all derivatives are required to be recognized in the balance sheet as either assets or liabilities, and measured at fair value.

     Accounting principles generally accepted in Mexico differ in certain important respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the Consolidated Financial Statements. See Note 17 of our Consolidated Financial Statements.

     This Annual Report contains translations of certain Peso amounts into Dollars at specified rates solely for the convenience of the reader. These translations should not be construed as representations that the Peso amounts actually represent such Dollar amounts or could be converted into Dollars at the rates indicated or at any other rate. Unless otherwise indicated, U.S. Dollar amounts have been translated from Mexican pesos at an exchange rate of Ps.9.1560 to US$1.00, the noon buying rate for pesos on December 31, 2001 as published by the Federal Reserve Bank of New York (the "Noon Buying Rate"). On June 21, 2002, the Noon Buying Rate was Ps.9.956 to US$1.00.

     As used in this annual report, EBITDA is operating income (loss) before interest expense, taxes, depreciation and amortization, and adjusted by eliminating monetary (loss) gain included in our revenues and cost, respectively. EBITDA is presented because we believe that EBITDA provides useful information regarding our Company. EBITDA should not be considered in isolation or as a substitute for the consolidated income statements or the consolidated statements of changes in financial position prepared in accordance with Mexican GAAP or as a measure of profitability or liquidity. EBITDA is not (a) a measure determined under U.S. GAAP, (b) an alternative to U.S. GAAP operating income
(loss) or net income (loss) or (c) a measure of liquidity or cash flows as determined under U.S. GAAP. EBITDA does not represent discretionary funds. EBITDA, as calculated by us, may not be comparable to similarly titled measures reported by other companies.

     The term "billion" as used in this Annual Report means one thousand million.

Forward-Looking Statements

     This Annual Report contains words, such as "believe," "expect" and "anticipate" and similar expressions, that identify forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. These statements reflect our views about future events and financial performance. Actual results could differ materially from those projected in such forward-looking statements as a result of various factors that may be beyond our control, including but not limited to effects on our company from competition, limitations on our access to sources of financing on competitive terms, significant economic or political developments in Mexico and changes in our regulatory environment, particularly developments affecting the regulation of consumer installment sales. Accordingly, readers are cautioned not to place undue reliance on these forward-looking statements. In any event, these statements speak only as of their dates, and we undertake no obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

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

     Our financial statements were prepared giving effect to Bulletin B-10 and Bulletin B-12 issued by the Mexican Institute of Public Accountants ("MIPA"). Bulletin B-10 is designed to provide for the recognition of certain effects of inflation by requiring our company generally to restate non-monetary assets and liabilities and the components of stockholders' equity using the National Consumer Price Index (the "NCPI") and to record gains or losses in purchasing power from holding monetary liabilities or assets. Bulletin B-12 requires that the statement of changes in financial position reflect changes from the restated historical balance sheet to the current balance sheet. Pursuant to Mexican GAAP, the selected consolidated financial information set forth below, and all data in the Consolidated Financial Statements, have been restated in constant pesos as of December 31, 2001. The effects of inflation described above have not been reversed in the reconciliation to U.S. GAAP. See Note 17 to the Consolidated Financial Statements.

     Commencing January 1, 2000, we adopted Statement D-4 "Accounting Treatment of Income Tax, Asset Tax and Employees' Profit Sharing" issued by the MIPA. Under this statement, deferred taxes are initially recognized for all differences between book and tax values of assets and liabilities and for tax loss carry forwards and asset tax carry forwards that have a high probability of realization.

     Commencing January 1, 2001, we adopted Statement C-2 "Financial Instruments" issued by the MIPA. Under this statement, all derivatives are required to be recognized in the balance sheet as either assets or liabilities, and measured at fair value. The adoption of this statement on January 1, 2001 resulted in a loss of Ps.$8.3 million.

                                                                            At and for the year ended December 31,
                                                     ----------------------------------------------------------------------------
                                                           1997              1998                1999                  2000
                                                     --------------    --------------     ----------------      -----------------
                                                     (millions of U.S. dollars or million of constant Ps. as of December 31, 2001, except per share data and percentages)
Income Statement Data
Mexican GAAP:
Merchandise, services and other revenues(2) .......  Ps.    9,439.4       Ps.11,590.2          Ps.13,044.8           Ps. 15,373.3
Cost of merchandise sold and of services(2) .......         5,782.7           6,875.7              7,716.4                8,807.6
                                                     --------------    --------------     ----------------      -----------------
Gross profit ......................................         3,656.7           4,714.5              5,328.4                6,565.7
Administrative and selling expenses ...............         2,283.5           3,017.2              3,352.3                4,203.7
Depreciation and amortization .....................           232.9             437.9                549.6                  631.6
                                                     --------------    --------------     ----------------      -----------------
Operating income ..................................         1,140.3           1,259.4              1,426.5                1,730.4
                                                     --------------    --------------     ----------------      -----------------
   Interest income ................................            47.3             104.7                179.0                  204.7
   Interest expense ...............................          (281.7)           (554.1)              (809.5)                (685.5)
   Foreign exchange (loss) gain ...................           (98.4)           (450.6)                26.1                 (114.1)
   Gain on net monetary position ..................           162.9             294.6                292.4                  297.2
Other financial operations ........................                --                 --                  --                    --
                                                     ----------------  -----------------  ------------------    ------------------
Total comprehensive financing cost  - Net(3) ......          (169.9)           (605.4)              (312.0)                (297.7)
                                                     ---------------   ---------------    -----------------     ------------------
Income before income taxes and employees'
   statutory profit sharing .......................           970.4             654.0              1,114.5                1,432.7
Taxes and employees' statutory profit sharing .....          (139.4)           (136.8)              (109.9)                (216.3)
Equity in earnings (losses) of affiliated
   companies - Net(2) .............................           170.0            (245.3)               (92.4)                 (23.3)
Net income ........................................         1,001.0             271.9                912.2                1,193.1
Income of minority stockholders ...................           (24.7)             (5.2)               (24.9)                 (21.2)
                                                     ---------------   ---------------    -----------------     ------------------
Income of majority stockholders ...................  Ps.      976.3    Ps.      266.7     Ps.        887.3      Ps.       1,171.9
                                                     ==============    ==============     ================      =================
Basic and diluted earnings
   per share ......................................           0.275             0.075                0.258                  0.323
Weighted average shares outstanding (in
   millions)(4) ...................................         3,553.6           3,574.7              3,440.5                3,622.8

 U.S. GAAP

Sales and money transfer services .................      Ps.7,738.9        Ps.9,433.1          Ps.10,605.3            Ps.12,466.0
Interest earned from customer credit operations ...         2,088.6           2,340.5              2,716.7                3,146.1
Operating income ..................................         1,296.8           1,832.7              1,959.0                2,392.6
Income before income taxes ........................           659.6             787.0              1,368.5                1,682.2
Net income ........................................           355.9             335.5              1,174.6                1,347.6
Basic and diluted earnings per share(4) ...........            0.10              0.09                 0.34                   0.37
Basic weighted average shares outstanding (in
   millions)(4) ...................................         3,553.6           3,574.7              3,440.5                3,622.8

                                                        At and for the year ended December 31,
                                                        -------------------------------------
                                                              2001               2001/(1)/
                                                        ----------------     ----------------
                                                       (millions of U.S. dollars or million of
                                                        constant Ps. as of December 31, 2001,
                                                        except per share data and percentages)
Income Statement Data
Mexican GAAP:
Merchandise, services and other revenues(2) .......          Ps.15,608.4           US$1,704.7
Cost of merchandise sold and of services(2) .......              8,977.1                980.5
                                                        ----------------     ----------------
Gross profit ......................................              6,631.3                724.2
Administrative and selling expenses ...............              4,065.8                444.1
Depreciation and amortization .....................                707.3                 77.3
                                                        ----------------     ----------------
Operating income ..................................              1,858.2                202.8
                                                        ----------------     ----------------
   Interest income ................................                131.3                 14.3
   Interest expense ...............................               (781.3)               (85.3)
   Foreign exchange (loss) gain ...................                 (8.6)                (0.9)
   Gain on net monetary position ..................                170.7                 18.6
Other financial operations ........................                135.5                 14.8
                                                        ----------------     ----------------
Total comprehensive financing cost  - Net(3) ......               (352.4)               (38.5)
                                                        -----------------    -----------------
Income before income taxes and employees'
   statutory profit sharing .......................              1,505.8                164.3
Taxes and employees' statutory profit sharing .....               (543.1)               (59.3)
Equity in earnings (losses) of affiliated
   companies - Net(2) .............................                187.0                 20.4
Net income ........................................              1,149.7                125.4
Income of minority stockholders ...................                (13.0)                (1.3)
                                                        -----------------    -----------------
Income of majority stockholders ...................     Ps.      1,136.7        US$     124.1
                                                        ================     ================
Basic and diluted earnings
   per share ......................................                0.309                0.034
Weighted average shares outstanding (in
   millions)(4) ...................................              3,682.9              3,682.9

 U.S. GAAP

Sales and money transfer services .................          Ps.12,396.1           Ps.1,353.9
Interest earned from customer credit operations ...              3,365.0                367.5
Operating income ..................................              2,474.0                270.2
Income before income taxes ........................              1,645.9                179.8
Net income ........................................              1,093.6                119.4
Basic and diluted earnings per share(4) ...........                 0.30                 0.03
Basic weighted average shares outstanding (in
   millions)(4) ...................................              3,682.9              3,682.9

                                                                           At and for the year ended December 31,
                                                      -------------------------------------------------------------------------
                                                         1997                 1998                 1999                2000
                                                      ----------           ----------           ----------          -----------
                                                      (millions of U.S. dollars or constant Ps. as of December 31, 2001, except per share data and percentages)
Balance Sheet Data
Mexican GAAP:
Accounts receivable due from customers - Net .......  Ps.2,125.8           Ps.2,016.9           Ps.2,691.4          Ps.3,853.8
Accounts receivable due from related
   parties - Net ...................................       215.9                261.9                230.6               180.4
Inventories ........................................     2,912.5              2,734.9              2,758.3             2,987.4
Total current assets ...............................     6,375.6              6,997.6              6,859.1             8,293.8

Property, machinery and equipment - Net ............     2,308.8              2,740.3              3,946.2             3,837.3
Total assets .......................................    11,740.5             12,591.6             13,443.4            14,799.7
Total current liabilities ..........................     4,922.1              4,888.4              5,755.2             5,333.0
Short-term debt ....................................     2,467.8              1,970.1              2,335.4             1,645.0
Long-term debt .....................................     1,260.2              2,770.2              1,749.8             2,906.1
Total debt .........................................     3,728.0              4,740.3              4,085.3             4,550.9
Total stockholders' equity .........................     5,531.5              4,776.5              5,331.9             5,704.6

U.S. GAAP
Accounts receivable from customers-Net .............     3,329.3              3,246.6              4,048.4             5,084.0
Inventories ........................................     2,871.3              2,734.8              2,758.4             2,803.6
Total assets .......................................    11,417.4             12,138.2             13,283.2            15,798.3
Short-term debt ....................................     3,588.1              1,970.1              2,562.9             2,612.6
Long-term debt .....................................     1,221.6              4,000.0              2,879.4             4,328.4
Majority stockholders' equity ......................     1,207.8                392.1              1,402.1             2,024.4

Other Financial Data
  (unaudited):
Capital expenditures ...............................     1,191.2                776.1                520.9               461.1
Gross margin .......................................        38.7%                40.7%                40.8%               42.7%
Operating income margin ............................        12.1%                10.9%                10.9%               11.3%
Stores opened at period end ........................         680                  819                  946                 950
Number of open installment accounts ................     948,054              682,163              812,676             923,546
Store space (square feet) ..........................   4,559,129            5,699,129            6,965,660           7,001,848
Earnings-to-fixed charges ..........................       2.4x                  1.7x                 1.9x                2.2x
                                                            At and for the year ended
                                                                    December 31,
                                                           -----------------------------
                                                             2001              2001/(1)/
                                                           ----------         ----------
                                                            (millions of U.S. dollars or
                                                                 constant Ps. as of
                                                             December 31, 2001, except
                                                           per share data and percentages)
Balance Sheet Data
Mexican GAAP:
Accounts receivable due from customers - Net .......       Ps.3,387.1           US$369.9
Accounts receivable due from related
   parties - Net ...................................            262.8               28.7
Inventories ........................................          2,881.5              314.7
Total current assets ...............................          8,855.1              967.1

Property, machinery and equipment - Net ............          3,657.1              399.4
Total assets .......................................         15,358.5            1,677.4
Total current liabilities ..........................          4,475.6              488.8
Short-term debt ....................................          1,039.2              113.5
Long-term debt .....................................          3,768.1              411.5
Total debt .........................................          4,807.3              525.0
Total stockholders' equity .........................          6,082.3              664.3

U.S. GAAP
Accounts receivable from customers-Net .............          4,797.3              523.9
Inventories ........................................          2,789.8              304.7
Total assets .......................................         15,317.9            1,673.0
Short-term debt ....................................          1,118.5              122.2
Long-term debt .....................................          5,356.1              585.0
Majority stockholders' equity ......................          2,572.2              280.9

Other Financial Data
  (unaudited):
Capital expenditures ...............................            610.0               66.6
Gross margin .......................................             42.5%              42.5%
Operating income margin ............................             11.9%              11.9%
Stores opened at period end ........................              953                 953
Number of open installment accounts ................        1,084,236          1,084,236
Store space (square feet) ..........................        7,223,929          7,223,929
Earnings-to-fixed charges ..........................             2.2x               2.2x

                                                           (footnotes on following page)

----------------
(1) The U.S. dollar amounts represent the peso amounts as of December 31, 2001, translated at the exchange rate of Ps.9.1560 per U.S. dollar (Noon Buying
     Rate) and are unaudited.

(2) Up to December 31, 1999, we included equity in income (loss) of CASA as part of Merchandise, services and other revenues, and the amortization of CASA goodwill was included in Cost of merchandise sold and of services. As of January 1, 2000, we changed the presentation of both items to include them in a separate line after the income after taxes. For purposes of this table, all periods are presented using the current presentation.

(3) Comprehensive financing cost does not include interest income and expense associated with our receivables portfolio. See Item 5. "Operating and Financial Review and Prospects--Accounting for Installment Sales."

(4) After giving effect to the ten-to-one split of our common stock, which was authorized on August 15, 1997, each GDS currently represents 10 CPOs, while each CPO continues to represent two B Shares and one L Share. However, our equity structure will be modified accordingly if the planned conversion of our Series B Shares and Series L Shares into one class of stock is approved by our shareholders. See "Item 5. Operating and Financial Review and Prospects--Recent Developments--Single Series Initiative."

Exchange Rates

     Mexico has had a free market for foreign exchange since 1991. Prior to December 1994, the Mexican central bank, Banco de Mexico, kept the peso-U.S. dollar exchange rate within a range prescribed by the government through intervention in the foreign exchange market. In December 1994, the government suspended intervention by Banco de Mexico and allowed the peso to float freely against the U.S. dollar. The peso declined sharply in December 1994 and continued to fall under conditions of high volatility in 1995. In 1996 and most of 1997, the peso fell more slowly and was less volatile. In the last quarter of 1997 and for much of 1998, the foreign exchange markets were volatile as a result of financial crises in Asia and Russia and financial instability in certain countries, including Brazil and Venezuela. The peso declined during this period, but was relatively stable during 1999 and 2000. The peso strengthened during 2001 and the first quarter of 2002 but has begun to deteriorate during the second quarter of 2002. There can be no assurance that the government will maintain its current policies with regard to the peso or that the peso will not further depreciate or appreciate significantly in the future.

     The following table sets forth, for the periods indicated, the period-end, average, high and low, Noon Buying Rate, expressed in pesos per U.S. dollar, published by the Federal Reserve Bank of New York. The rates have not been restated in constant currency units. All amounts are stated in pesos.

                                             Free Market Rate/(1)/
                           -----------------------------------------------------
Year Ended December 31,    High          Low          Average(2)      Period End
-----------------------    ----          ---          -------         ----------
1997                        8.41         7.71           7.96             8.07
1998                       10.63         8.04           9.24             9.90
1999                       10.60         9.24           9.56             9.48
2000                       10.09         9.18           9.46             9.62
2001                        9.97         8.95           9.33             9.16

2001:
          November         9.308        9.147
          December         9.245        9.090

                                             Free Market Rate/(1)/
                           -----------------------------------------------------
Year Ended December 31,    High           Low         Average(2)      Period End
-----------------------    ----           ---         -------         ----------
2002:
          January          9.250         9.095
          February         9.170         9.048
          March            9.114         9.012
          April            9.360         9.002
          May              9.291         8.946
-------------------
(1)  Source:  Federal Reserve Bank of New York.
(2)  Average of end-of-month rates.

     On June 21, 2002, the Noon Buying Rate was Ps. 9.956 to US$1.00.

Dividends

     The declaration, amount and payment of dividends are determined by majority vote of the holders of the A and B Shares and generally, but not necessarily, on the recommendation of the Board of Directors. Dividends are declared in the first quarter of each fiscal year based on our audited financial statements for the preceding fiscal year. The amount of any such dividend would depend on, among other things, our operating results, financial condition and capital requirements and general business conditions.

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

     On March 30, 2001, we declared a dividend of Ps.0.16 per CPO or Ps.0.04 per A Share, and For B and L Shares that are not deposited in the CPO trust. This dividend, which was paid on April 20, 2001, was equal to 7.3% of EBITDA for the year ended December 31, 2000, or Ps.142.5 million (approximately US$15,000,000).

     On April 22, 2002, we declared a net dividend of Ps.0.12483 per CPO or Ps.0.04161 per A Share, and for B and L Shares that are not deposited in the CPO trust. This dividend, which was paid on April 29, 2002, was equal to 6% of EBITDA for the year ended December 31, 2001, or Ps.157 million (approximately US$16,000,000). The dividend payment per GDS was Ps.0.828 in 1998, Ps.0.975 in 1999, Ps.1.160 in 2000, and Ps1.2483 in 2001 (all figures are expressed in nominal pesos).

     Under the terms of our indebtedness, we are subject to certain financial covenants that directly or indirectly restrict the payment of dividends. See
Item 5. "Operating and Financial Review and Prospects--Liquidity and Capital Resources."

                                  RISK FACTORS

Risks Associated with Grupo Elektra

     Our business is highly dependent on the Mexican economy.

     The success of our business is to a very large extent subject to the cycles of the Mexican economy, which in turn are very much influenced by the economy of the United States. Downturns of the Mexican economy directly impact the purchasing power of our target market and the quality of our receivables portfolio. The macroeconomic environment in which we operate is beyond our control. Changes in the Mexican economy are a major risk of our business and could have a material adverse effect on the success of our operations.

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

     We have retail operations in various foreign countries, including Peru, the Dominican Republic, El Salvador, Honduras and Guatemala, and we intend to pursue any beneficial opportunities that may arise in these and other countries. Net revenues in these foreign countries represented approximately 6.1% of our net revenues in 2001. We are subject to the risks inherent in conducting business across national boundaries, any one of which could negatively impact our business. These risks include:

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

     In addition, we intend to phase out or sell our operations in the Dominican Republic in 2002 and are considering a phase-out of our operations in El Salvador. We cannot assure you that phasing out these operations will not have a negative effect on our results of operation.

     We may have difficulty in obtaining enough quality, low-cost merchandise.

     Our future success depends on our ability to select and purchase quality merchandise at attractive prices. We have historically been able to locate and purchase quality merchandise, but such merchandise may not be available in the future, or it may not be available in quantities necessary to accommodate our expanding businesses, or it may become subject to higher import taxes than it currently is. We are not generally dependent on any single supplier or group of suppliers. Nonetheless, for white goods, Grupo Mabe and Grupo Vitro, and for electronics, Sony and LG Electronics, represent a very significant portion of our supplies. Our business and results of operations may be adversely affected by a disruption in the availability of sufficient quantities of high quality, affordable merchandise.

     Our future success depends on whether we can continue to deliver our products to our stores in a timely and cost-efficient manner.

     Our future success depends on whether we can continue to deliver our products to our stores in a timely and cost-efficient manner. Substantially all of our inventory is shipped or picked up directly from suppliers and delivered to our nine regional distribution centers in Mexico, and to our distribution centers in each of the other countries where we operate. The inventory is then processed and distributed to our stores. The orderly operation of our receiving and distribution process depends on effective management of our distribution centers and strict adherence to shipping schedules. Our rapid growth puts significant pressure on our distribution and receiving systems. Some of the factors that could have an adverse effect on our distribution and receiving systems are:

     o expansion, replacement and addition of distribution centers to accommodate our growth;

     o    shipping disruptions; and

     o natural or other disasters, because a fire, explosion, hurricane, tornado, flood, earthquake or other disaster at our distribution facilities could result in a significant disruption in the receipt and distribution of goods.

     Our agreements with Western Union constitute a significant source of our U.S. dollar denominated income.

     Our Exclusive Services Agreement with Western Union (and certain related agreements) and our Foreign Exchange Agreement with Western Union are our principal sources of U.S. dollar denominated revenues. This source of revenue is particularly important to us because the cash flow which we use to service our indebtedness is generated primarily in Mexican pesos, while the majority of such indebtedness is denominated in U.S. dollars.

     Our agreements with Western Union expire in 2006, and we cannot assure that we will be able to renew these agreements, or that if we are able to renew, that such renewals will be on favorable terms. Failure to renew these agreements, and to secure new or additional sources of U.S. dollar denominated revenues may have an adverse effect on our results of operations.

     We face various uncertainties regarding our planned banking activities.

     During 2002, we intend to establish a banking subsidiary. We will initially contribute up to $25 million of capital to the bank. We expect that the bank will eventually house our consumer financing activities by financing retail receivables of our customers, which are currently financed directly by us and by securitized transactions. This will result in a separation of our financial activities (other than our money transfer services, which not be performed through the bank) from our retail activities.

     If our bank subsidiary is created as or becomes an unrestricted subsidiary, it would not be a guarantor of our 12% Senior Notes due 2008, and it will not be subject to the restrictive covenants contained in indenture for the related notes.

     The establishment of the bank may require more capital than our initial contribution. In addition, the new bank will face competition from domestic banks and local branches of international banks. The bank will also be subject to banking laws and regulations that are not applicable to our other lines of business and which may place significant restrictions on its financial activities and on the flexibility of our operations generally. We cannot assure you that our banking activities will be successful or profitable, or that our retail segment will continue to perform well as a stand alone business. We also cannot assure you that we will be able to successfully integrate the bank's activities into our corporate structure or that the establishment of the bank will not have a negative effect on our overall profitability.

     Our financing arrangements contain restrictions that may limit management's discretion in the operations of our businesses.

     Our existing financing arrangements impose financial and other restrictions on us, including limitations on:

     o the incurrence of additional debt;

     o the ability to make investments

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

     We have engaged and will continue to engage in a variety of transactions with TV Azteca, Movilaccess, Unefon and other entities owned or controlled by Ricardo B. Salinas Pliego and our other controlling shareholders. See Item 7. "Major Shareholders and Related Party Transactions--Related Party Transactions." While we intend to continue to transact business with related parties on an arms-length basis, we cannot assure you that such transactions will be unaffected by conflicts of interest between such parties and us. We have agreed to terms governing our indebtedness which restrict our ability to engage in transactions with our affiliates.

     Loss of existing or future market share to competitors may adversely affect our performance.

     Our businesses are highly competitive in all product categories. Earnings primarily depend on the maintenance of high per-store sales volumes, efficient product purchasing and distribution and cost-effective store operations. The retail sector throughout Latin America is fragmented and consumers are served by a number of formats, including traditional formats such as local, independent retail stores, modern formats such as retail chains and department stores, as well as informal outlets such as street vendors and outdoor markets. In general, our competitors in this business include other specialty stores, independent clothing, electronics and appliance stores and department stores, some of which are national and international in scope and may have greater resources than we possess in that specific country. Also, certain major U.S. retailers have established joint ventures with Mexican retailers and have opened stores in Mexico. We expect that other U.S. retailers may continue to do so in the future (especially in light of the implementation of the NAFTA agreement). We also face significant competition from the informal economy and parallel imports for the products that we carry. There can be no assurance that our performance will not be adversely affected by increased competition, consolidation of the retail sector and more sophisticated competitors from these and other sources.

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

     Our business is dependent on the integrity of our employees.

     Our profitability and success depend on the integrity and quality of our employees in every segment of our distribution cycle. Failures in the integrity and quality of our employees could have a negative impact on our profitability and on the success of our operations in general.

     Our internet strategy may not succeed, which will impede our growth.

     We have pursued certain opportunities to sell our products over the internet. This was a relatively new business and marketing strategy for us and involved certain risks and uncertainties. Currently, we are focusing on the e-catalog segment of this business. We may not succeed in marketing our products over the internet and our internet strategy may require us to significantly increase our advertising and marketing expenditures. If we significantly increase such expenditures and such increase does not result in significant sales, our results of operations may be adversely affected.

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

     Our consolidated financial statements are audited and published annually, and are prepared in accordance with Mexican GAAP, which differs in certain significant respects from U.S. GAAP. See Note 17 to our financial statements, which provides a description of the principal differences between Mexican GAAP and U.S. GAAP as they relate to us.

Risks Related to our GDSs

     (We note that we intend to terminate the CPO Trust, after which GDSs will represent directly shares of our common stock)

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

     We cannot assure you that such a registration statement would be filed. In addition, although the Depositary (as defined below) is permitted, if at the time it is both lawful and feasible, to sell preemptive rights and distribute the proceeds of the sale to holders of GDSs who are entitled to the proceeds, sales of preemptive rights are not lawful in Mexico at this time. As a result, U.S. holders of GDSs may not be able to exercise their preemptive rights in connection with future issuances of our shares. In this event, the interest of holders of GDSs in the total equity of our company would decrease in proportion to the size of the issuance. Depending on the price at which shares are offered, such an issuance could result in dilution to holders of GDSs.

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

     All holders of GDSs and CPOs, whether or not they are Eligible Mexican Holders, are entitled to give instructions as to the manner in which the CPO Trustee shall vote the L Shares whenever the holders of L Shares are entitled to vote. In the case of the holders of GDSs, those instructions must be given to the Depositary (who in turn conveys them to Banca Serfin, S.A., as Common Representative of the holders of the CPOs (the "Common Representative")). In the case of the holders of CPOs, the instructions must be given directly to the CPO Trustee. The Common Representative must receive the voting instructions at least five business days prior to the relevant meeting, and the CPO Trustee must receive it at least within 3 calendar days. See Item 10. "Additional Information--Limitations Affecting Security Holders--Limitations on Voting Rights."

     Under our bylaws and Mexican law, holders of L Shares are entitled to vote only in limited circumstances. Holders of L Shares may elect one of our nine directors and the corresponding alternate, and are only entitled to vote on specific matters, such as changes in our corporate form, certain mergers involving our company, the cancellation of the registration of our shares and actions that would prejudice the rights of holders of L Shares. However, during 2002, we intend to convert all of our existing classes of capital stock on a one-to-one basis into one class of common stock. See Item 5. "Operating and Financial Review and Prospects--Recent Developments--Single Series Initiative" and Item 6. "Directors, Senior Management and Employees--Directors and Executive Officers--Directors."

     Holders of GDSs are not entitled to attend shareholders' meetings, and they may only vote through the Depositary.

     Under Mexican law, a shareholder is required to deposit its shares with a Mexican custodian in order to attend a shareholders' meeting. A holder of CPOs and GDSs will not be able to meet this requirement, and accordingly is not entitled to attend shareholders' meetings. A holder of GDSs is entitled to instruct the Depositary as to how to vote the shares represented by GDSs, in accordance with procedures provided for in the deposit agreement, but a holder of GDSs will not be able to vote its shares directly at a shareholders' meeting or appoint a proxy to do so.

     The payment and amount of dividends are subject to covenant restrictions and to the determination of our controlling shareholders.

     The payment of dividends by us, and the amounts of such dividend payments, are subject to the recommendation of our Board of Directors and approval by our shareholders. As long as our controlling shareholders continue to own a majority of these shares, they will have as a result the ability to determine whether or not dividends are to be paid and the amount of any dividends. In addition, our indentures contain covenants that restrict, among other things, our payment of dividends.

     The significant share ownership of the controlling shareholders may have an adverse effect on the future market price of our traded equity.

     Approximately 72% of our equity is controlled by the heirs of Hugo Salinas Rocha, including Ricardo B. Salinas and Esther Pliego de Salinas. These controlling shareholders have the power to determine the outcome of substantially all actions requiring shareholder approval, including the power to elect 8 of our 9 directors and to determine whether dividends will be paid. Moreover, actions by our controlling shareholders with respect to the disposition of the shares they beneficially own, or the perception that such actions might occur, may adversely affect the trading price of our equity on the Mexican Stock Exchange and the market price of the GDSs. See Item 7. "Major Shareholders and Related Party Transactions--Major Shareholders."

     We have significant transactions with affiliates that create potential conflicts of interest.

     We regularly engage in transactions with affiliates, including entities owned or controlled by our Controlling Shareholders. See Item 7. "Major Shareholders and Related Party Transactions--Related Party Transactions." Transactions with affiliates may create the potential for conflicts of interest. To guard against these potential conflicts of interest, we have established a Related Party Transactions Committee of our Board of Directors to provide an independent review of transactions with affiliates to determine whether these transactions are related to our business and are consummated on terms that are at least as favorable to us as terms that would be obtainable in a similar transaction entered into on an arms-length basis with an unrelated third party.

     Holders of shares may experience dilution as a result of the exercise of stock options with exercise prices substantially below the market price of the shares.

     At December 31, 2001, we had outstanding stock options with respect to approximately 17 million CPOs at exercise prices ranging from approximately US$2.50 to US$4.00 per CPO. In addition to the options currently outstanding, we have in the past issued options at substantially below the then-prevailing market price of our CPOs. See Item 6. "Directors, Senior Management and Employees--Stock Option Plan."

     There are risks associated with the trading of our equity on the Mexican Stock Exchange.

     The Mexican securities market is not as large or as active as the securities markets in the United States and certain other developed market economies. As a result, the Mexican securities market has been less liquid and more volatile than other markets. To control excess price volatility, the Mexican Stock Exchange operates a system that suspends dealing in shares of a particular issuer when changes in the price of such shares (expressed as a percentage of that day's opening price) exceed certain levels. Under current regulations, this system does not apply to the CPOs (or the underlying shares following termination of the CPO Trust) so long as the GDSs are listed on the New York Stock Exchange or another foreign market.

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

     Mexico experienced a severe economic crisis following the devaluation of the peso in December 1994. In recent years, economic crises in Asia, Russia, Brazil and other emerging markets have adversely affected the Mexican economy and could do so again. In 1999, Mexico's gross domestic product, or GDP, increased 3.7% and inflation was 12.3%. In 2000, inflation declined to 9.0%, and real GDP increased by 6.6% in real terms in 2000, as compared with 1999. In 2001, inflation was 4.4% and real GDP growth decreased by 0.3% in real terms, as compared to 2000.

     According to preliminary estimates of the Mexican Government, Mexico's GDP contracted during the third and fourth quarters of 2001. If the Mexican economy continues to contract, the Mexican economy falls into a recession or if inflation and interest rates increase significantly, our business, financial condition and results of operations could suffer material adverse consequences because, among other things, demand for our stores' goods may decrease as consumers find it more difficult to pay for our products.

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

     Declines in the value of the peso relative to other currencies increase our interest costs in pesos relative to our indebtedness denominated in such other currencies. Such declines could also cause us to register foreign exchange losses and could adversely affect our ability to meet our interest and principal obligations under our indebtedness. As of December 31, 2001, we had approximately US$497.9 million indebtedness denominated in U.S. dollars and the equivalent of US$16.6 million denominated in other currencies, and we may in the future incur additional non-peso-denominated indebtedness. The value of the peso has been subject to significant fluctuations with respect to the U.S. dollar in the past and may be subject to significant fluctuations in the future. For example, from January 1, 1995 to March 31, 1996, the Mexican peso depreciated 50.8% to Ps.7.5375 per U.S. dollar and fluctuated from a high, relative to the U.S. dollar, of Ps.5.00 to a low, relative to the U.S. dollar, of Ps.8.14.

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

     Mexico has experienced high levels of inflation in past years. The annual rate of inflation, as measured by changes in the National Consumer Price Index, was 18.6% for 1998, 12.3% for 1999, 9.0% for 2000 and 4.4% for 2001. On December
31, 2001, the 28-day Cetes rate was 6.75%. High interest rates in Mexico may adversely affect our costs and thus our financial condition and results of operations.

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

                                    OVERVIEW

History

     Grupo Elektra was founded in 1950, and expanded over the years to become a leading retailer in Mexico with significant operations in a number of other Latin American markets. On March 10, 1999, a syndicate of banks holding a majority equity interest in one of our biggest competitors in Mexico, Grupo SyR, S.A. de C.V. ("Grupo SyR"), together with certain individual shareholders of Grupo SyR, declared Grupo Elektra the winner of an auction to acquire a 94.3% equity interest in Grupo SyR. Grupo Elektra won the auction with a bid of approximately US$77.7 million. In addition, Grupo Elektra acquired tax losses of Grupo SyR of approximately US$385.5 million, with a tax benefit of US$135 million.

Corporate Reorganization--Merger

     After the acquisition of Grupo SyR, Grupo Elektra initiated a corporate reorganization to take advantage of certain tax loss carry-forwards reported by Grupo SyR, and to make the corporate structure more efficient.

     On July 30, 1999, Salinas y Rocha (the principal operating subsidiary of Grupo SyR) spun off three operating companies: On November 12, 1999, Corporacion Diprofin, S.A. de C.V. and Articulos Domesticos al Mayoreo, S.A. de C.V., subsidiaries of Grupo Elektra, merged with and into Grupo SyR. On December 8, 1999, Elektra, S.A. de C.V. and Elektrafin, S.A. de C.V., subsidiaries of Grupo Elektra, merged with and into Elektra Comercial, S.A. de C.V. and Elektrafin Comercial, S.A. de C.V., respectively. As a result of this corporate reorganization, Grupo Elektra owned 99.9% of Grupo SyR, which, at that time, had Elektra Comercial, S.A. de C.V., Elektrafin Comercial, S.A. de C.V., Salinas y Rocha and The One as its main operating companies.

     On December 18, 2000, Grupo Elektra merged with and into Grupo SyR. As a result, Grupo SyR, the surviving company, changed its name to Grupo Elektra, S.A. de C.V. and all of the operating companies, including Elektra Comercial, Elektrafin Comercial, Salinas y Rocha and The One were, at that time, its subsidiaries.

     On December 26, 2001, in a further internal reorganization, Elektra Comercial, S.A. de C.V., merged with and into Elektra del Milenio, S.A. de C.V. (formerly known as Grupo Hecali, S.A. de C.V).

     We expect to use Grupo SyR's tax credits over the next two to three years.

Significant Subsidiaries

     The table below sets forth all of our direct and indirect significant subsidiaries and the percentage of equity of each subsidiary we owned directly or indirectly as of December 31, 2001.

                                                                                    Percentage
                                                                                    ----------
Name of Company                                                                       Owned
---------------                                                                       -----
                                                                                        %
Elektra del Milenio, S.A. de C.V., a Mexican corporation ..........................   99.9%
Elektrafin Comercial, S.A de C.V., a Mexican corporation ..........................   99.9%
Salinas y Rocha, S.A. de C.V., a Mexican corporation ..............................   99.9%
Mi Garantia Extendida, S.A. de C.V., a Mexican corporation ........................   99.9%
Importaciones Electronicas Ribesa, S.A. de C.V., a Mexican corporation ............   99.9%
Inmuebles Ardoma, S.A. de C.V., a Mexican corporation .............................   99.9%

Our Company

     We are the largest specialty retailing group in terms of number of stores and revenues in Mexico and one of the largest in Latin America, with a significant presence in Peru, El Salvador, Guatemala, Honduras and the Dominican Republic. As of December 31, 2001, we operated 953 retail stores, of which 101 are located in five other countries in Latin America. We believe that through our 50 years of operations we have established a leading brand name and market position with regard to all our major products in Mexico.

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

     The traditional Elektra and MegaElektra stores sell brand name consumer electronics, white goods, small appliances and furniture targeting low and middle income segments of the Mexican and Latin American population. The Salinas y Rocha stores offer a line of products that is similar to those offered by the Elektra stores but are oriented to a higher socioeconomic bracket, and The One stores sell fashionable clothing targeting mainly younger consumers. This segmentation of our target markets allows us to attract a varied mix of customers and we believe that it also allows us to retain such customers throughout their entire lives.

     We also provide consumer finance in the form of installment sales marketed to customers under the "Credimax" trademark. This is often the only financing option available to the majority of our customers. We believe that our installment sales program increases the number of potential customers and increases our existing customers' loyalty and purchasing power, thereby increasing overall sales and providing low-risk financing income, which results in increased profitability

     In addition, we offer a variety of additional services, including telephony services pursuant to an agreement with Unefon, money transfer services, savings account services, photo products and processing services, extended warranty services and home mortgage services. We have also introduced several new products in our stores, including mobile phone handsets and computers. See "--Additional Services."

                                  OUR BUSINESS

Our Target Market

     Our target market is the middle class of Mexico and Latin America. In Mexico, we define the middle class as the 83% of the population that controls 71% of Mexico's household income. The Mexican Association of Research Agencies has performed studies dividing the Mexican population into demographic groups based on household income as indicated below as of December 31, 2001:

                                                             Percentage of Total
                                                             -------------------
 Demographic Group      Household Income per Month                Population
 -----------------      --------------------------                ----------

        A/B                 More than US$7,000                       5.9%

         C+            Between US$3,000 and US$7,000                 7.6%

         C             Between US$1,000 and US$3,000                 15.0%

         D+             Between US$600 and US$1,000                  28.8%

         D               Between US$200 and US$600                   27.3%

         E                     Under US$200                          15.4%

     Our stronghold is the C and D groups. We believe that the "typical" customer of our Elektra stores is a person who is employed and owns his own home, but does not own a car and therefore shops in his neighborhood or at locations served by public transportation. Elektra's target market in all of the countries of Latin America is determined according to similar criteria, modified as necessary based on the specific social and economic conditions of each country. The target market for our Salinas y Rocha stores is the Mexican middle and upper-middle class, consumers who we believe have a household income between US$12,000 and US$36,000 per year and between US$36,000 and US$72,000 per year, respectively.

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

     Customer Service

     We believe that our commitment to customer service is a significant factor in providing us with a loyal and expanding customer base. Grupo Elektra offers a wide range of customer services, including, among others, a guaranteed 30-day repair service for consumer electronics and appliances and a supplemental, limited warranty on all of our products other than furniture. We also operate a state-of-the-art customer service call-center that is open 365 days per year and staffed with approximately 80 agents. This call-center helps us deliver on our commitment to customer service.

     Advertising

     Our marketing strategy emphasizes nine factors in attracting and retaining customers: strong brands, quality service, merchandise variety, convenient store locations, installment sales availability, low prices, product availability, customer satisfaction and functional display formats. We reinforce our marketing strategy through an aggressive advertising program utilizing television, radio and in-store promotional circulars, all of which are designed and prepared by our in-house advertising department. We vary the volume and specific media of our advertising efforts to match the size and customer profiles of our markets. Our advertising programs are designed to (i) highlight our broad selection of quality and brand name merchandise, (ii) introduce new products and (iii) publicize special promotions and events. We have supplemented our advertising strategy through the implementation of a direct marketing program using our database of customers.

     In July 1993, our controlling shareholders, together with an investor group, completed the acquisition of certain media assets including two national television networks, a chain of movie theater properties and a television and movie production studio. In March 1996, we acquired 35.8% of the capital stock of Comunicaciones Avanzadas, S.A. de C.V. ("CASA"), the indirect controlling shareholder of TV Azteca, one of the two national broadcasters in Mexico. On March 25, 1996, Elektra and Television Azteca (a subsidiary of TV Azteca) entered into a 10-year agreement pursuant to which Television Azteca agreed to air at least 300 advertising spots for Elektra per week, each spot for a 20 second duration, totaling 100 minutes per week or 5,200 minutes annually, during otherwise unsold airtime. We pay US$1.5 million annually for such advertising time. The agreement may not be terminated by TV Azteca, but may be terminated by Grupo Elektra, which may also transfer its rights under this Agreement to third parties.

     In December 1998, Elektra entered into a separate 5-year agreement pursuant to which TV Azteca agreed to air commercial spots for Elektra at discount rates based on the gross rating points assigned to the airtime chosen by Elektra for each commercial spot. At least 60% of the commercial spots must be aired during "stellar" airtime, i.e. from 7:00 p.m. to midnight, and half of this 60% (30%) of all commercial spots must be aired during "prime" airtime, i.e. from 9:00 p.m. to 11:00 p.m. The remaining 40% may be aired during airtime other than from 7:00 p.m. to midnight. Under this agreement Elektra determines each year how much airtime to purchase from TV Azteca for that particular year. Because we were able to satisfy our advertising requirements under our March 1996 agreement with TV Azteca, we purchased no airtime under this agreement in 2000 and 2001.

     On February 17, 2000, Elektra and TV Azteca entered into an additional one-year agreement pursuant to which TV Azteca will air commercial spots for Elektra at rates based on the rating points assigned per program. At December 31, 2001, Elektra had purchased airtime amounting to Ps.53.1 million under this contract.

     In May, 2001, Elektra del Milenio, S.A. de C.V., a subsidiary of ours, entered into an advertising agreement with TV Azteca pursuant to which Elektra del Milenio purchased advertising time on TV Azteca's channel 7 and channel 13 for the time period from May 2001 through December 2001. Elektra del Milenio paid a total of Ps.54.5 million, in five monthly installments, to TV Azteca for these services.

     We believe that our in-house advertising department provides us with valuable cost savings. Our annual expenditures for advertising were 2.1%, 1.7% and 1.6% of total revenues during 1999, 2000 and 2001, respectively. Approximately 33.0% of our advertising expenditures in 2001 was spent on television advertising, 16.0% was spent on radio advertising, and the remainder was spent on various other forms of advertising, including the printing of promotional circulars. We traditionally offer certain seasonal promotions on predetermined dates each year, including Christmas and Mother's Day.

     We believe our relationship with TV Azteca enhances our ability to effect our promotion strategy relative to other national and regional specialty retailers and to develop brand awareness of all our brands. See Item 7. "Major Shareholders and Related Party Transactions--Related Party Transactions."

     Suppliers

     Three of Elektra's and Salinas y Rocha's suppliers, Grupo Mabe, Sony and LG Electronics, together accounted for 30% of our aggregate purchases of merchandise in the year ended December 31, 2001. Grupo Mabe accounted for 12% of merchandise, Sony accounted for 10% and LG Electronics accounted for 8%. No other supplier represented in excess of 7% of our purchases.

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

                                                                                             As of and for the Year
                                                                                               Ended December 31,
                                                                             -------------------------------------------------------
                                                                                1999                   2000                  2001
                                                                             ----------            ----------             ----------
                                                                                  (in millions of Ps. as of December 31, 2001)
Accounts receivable retail customers-net (at period end)(1) ...............    1,909.7               2,273.8                2,177.4
Installment sales as a percentage of merchandise revenues(2) ..............       66.4%                 69.4%                  68.1%
Total number of open accounts (at period-end)(1) ..........................    812,676               923,546              1,084,236
Average balance per retail customer (Pesos) ...............................    2,349.9               2,462.0                2,008.3
Reserve for doubtful accounts after reduction for write-offs
     as a percentage of gross retail receivables after write-offs(3) ......        4.8%                  5.7%                   5.4%
Annualized weighted average cost of receivables financing(4) ..............       17.7%                 15.9%                  12.4%

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

     Credit Approval

     Approval for an installment purchase of electronics, appliances, white goods or furniture requires the customer to complete an application form, execute a credit contract and a promissory note, provide an official form of identification containing a photograph, a recent payroll receipt or income tax payment receipt, where an individual is self-employed, and evidence of home ownership, such as a receipt for property taxes. In addition, a second party is normally required to guarantee the promissory note if the customer does not meet the applicable financial requirements or does not own a home. We investigate the customer's and second party's credit prior to delivering the merchandise. Generally, we will not grant the customer credit if the weekly payments would be in excess of 20% of the customer's weekly gross income, or 12.5% in the case of a purchase at The One. A regional manager must approve installment sales where the amount being financed is in excess of Ps.5,500 and an area manager must approve installment sales where the amount being financed is in excess of Ps.9,000. Since there is no credit bureau in Mexico that reports on consumer credit (other than on more affluent consumers with credit cards), an employee personally visits the customer's residence to confirm the accuracy of the credit application. Although these policies and procedures are generally applied throughout our retail sales network, store managers and credit managers have the discretion to deviate, within certain limits, from these policies when they find it is appropriate. The verification period usually takes less than 24 hours. If approved for credit, the customer makes weekly payments in cash at the Grupo Elektra store where he made the purchase. Due to the lack of widespread telephone service among our customers, we personally visit many of our credit customers. We have processed and carried out investigations on over four million credit applications since 1993, creating a valuable computerized database of information on our customers.

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

     Our accounting policy is to record five percent of the value of the cash price of the merchandise sold pursuant to our installment sales program, plus the mark-up, less the downpayment, if any, as a provision for doubtful accounts. We write off all the outstanding balances of accounts receivable once the amount past due becomes equal to 13 weekly payments but we continue collection efforts after writing off accounts receivable.

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

     This system facilitates the flow of information between our stores and from our stores to our headquarters, thereby improving distribution of merchandise and facilitating the expansion of our installment sales operations. We are continuously designing new systems and improving existing systems with an in-house team of approximately 300 software engineers. In addition to point-of-sale systems, we are making a significant effort to improve distribution and logistics systems. These systems allow us to efficiently manage our distribution systems as well as the logistics and fulfillment of our store merchandise requirements. We have also established electronic data interchanges with the vast majority of our major suppliers to facilitate replenishment of inventory.

     Capital expenditures for information systems were Ps.83.8 million (US$12.4 million) in 1999, Ps.325.7 million (US$32.4 million) in 2000 and Ps.78.0 million (US$8.5 million) in 2001.

Seasonality

     For a discussion of the seasonal fluctuations in our sales, see Item 5. "Operating and Financial Review and Prospects--Seasonality of Sales."

Employees

     As of December 31, 2001, we employed approximately 18,235 people on a full-time basis in our operations. We employed 7,121 employers in our stores, 5,118 in our credit and collections operations and 5,996 in our corporate and administrative divisions. None of our operating companies has any employees directly, as personnel services are provided by our other subsidiaries. We employ part-time employees to meet seasonal needs as necessary. See also Item 6. "Directors, Senior Management and Employees--Employees."

     Each employee's compensation package is comprised of a fixed salary and commission, based on company profit, operation volume and personal performance. If the employee does not meet the minimum personal performance standard, the employee receives only a fixed salary. Newer employees, during the first three months of their employment, usually receive only their fixed salary. After three months, most employees surpass the minimum personal performance standards and receive compensation based on performance in addition to their fixed salary. On average, an employee's fixed salary is approximately 35% of his total compensation, with the remaining 65% of the compensation based on a variable scheme. This structure applies to salespeople, collectors and investigators. There is no limit to the amount that an employee may receive as variable compensation.

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

     This compensation program has contributed to the successful implementation of our business strategies, and our successful employees receive a compensation package well above the market average. In addition, we are implementing procedures that we believe will help us to more efficiently monitor the performance of our employees and more accurately apply our compensation structure.

     We recruit employees at high schools and universities and through advertisements at each of our stores. Our policy is to hire store employees from within the local community where the store is located to offer better customer service.

     Training of Personnel

     We consider the training of our staff a high priority to ensure the highest levels of customer service. We recognize that the success of our retail operations ultimately depends in large measure on the level of service provided by its personnel. Every employee, from a cashier to a division manager, receives a description of his or her responsibilities and on-going training to help them develop the professional and personal characteristics necessary to provide Elektra's customers with the highest level of service. Employees are regularly briefed on the performance of their store and our operations as a whole. Since 1997, we have trained more than 70,000 employees at Elektra University, our in-house school of excellence, which includes model Elektra, Salinas y Rocha, Bodega de Remates and The One stores and offers over 120 educational programs. Elektra University also provides employees with skills training designed to train new employees and to keep current employees informed of changes and modifications to our operating procedures, as well as to demonstrate new products. New store employees generally receive two weeks of training at Elektra University prior to assuming responsibilities, and new store managers and credit managers, as well as new sales and credit regional managers, receive one month on average of training at Elektra University.

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

Capital Expenditures and Divestitures

     Capital Expenditures

     Capital expenditures in 2001, 2000 and 1999 were Ps.610.0 million, Ps.461.1 million and Ps.520.8 million, respectively. All were financed from both bank debt and resources provided by our operations. Our principal capital expenditures during 2001, 2000 and 1999 consisted of investments in stores, computers, machinery, fixtures and automobiles.

     Our capital expenditures are expected to be approximately US$75 million for 2002. Projected capital expenditures include the cost of opening new stores, expanding existing stores, enlarging our distribution network and investing in technology and systems.

Our Strategy

     We expect to further expand our sales and increase our profitability by capitalizing on our position as a leading distributor of electronics, basic household goods, clothing and services in Mexico and elsewhere in Latin America and by leveraging our distribution network and customer base to offer new financial services and launch new ventures. Key elements of our strategy include:

     Mass Market Focus. We provide affordable goods and services to our target market, which is young and growing and includes the majority of the population in Mexico and those other countries where we operate. The Mexican middle class, which we have served for the past 50 years, is made up of 78 million Mexicans. We primarily target young customers, who are establishing new households and are relying on Elektra for their furniture, consumer electronics, appliances and white goods.

     Growth Strategy. We believe that with 953 stores as of the end of 2001, we have reached the size and market exposure necessary to establish our leadership in the specialty retail sector in Mexico and in the countries of Latin America where we have a presence. In this regard, we expect to make a number of store closures in the future and are focusing on a qualitative growth approach. The keys to our growth strategy include:

     o Investment in Technology. We will continue to develop information and merchandise management systems that will allow us to achieve even more efficient management of our high-volume operations and to take full advantage of the satellite communications network that links most of our stores. As part of these efforts, we are negotiating to enter into an agreement with Manugistics, a global leader in intelligent solutions for supply chain management, under which Manugistics would implement its inventory forecasting system in our stores.

     o Investment in our Employees. Both in our stores and through our state-of-the-art-training center, Elektra University, which offers actual store environments and multi-media computer equipment, we intend to continue to emphasize the individual responsibility of our employees while providing them with extensive training in our corporate standards of excellence. We also intend to continue to motivate our employees with career advancement opportunities and with cash bonuses, incentive programs, public recognition and a company-wide stock option program. We firmly believe that our workforce is an essential element in the future success of our business.

     o Exploiting the Benefits of Our Extensive Store Network. We intend to continue to exploit the benefits of our extensive store network with the introduction of new products and services. We develop products and services that we believe will best capitalize on our current retail and consumer finance competencies, while providing benefits to customers and increasing traffic in our stores.

     International Growth. In 1997, we began to operate stores outside of Mexico. As of December 31, 2001, we operated 101 MegaElektra stores in El Salvador, Guatemala, Honduras, Peru and the Dominican Republic. Elektra follows a "cookie-cutter" strategy through which it transports its store formats and marketing strategies to countries that have similar demographics to those of Mexico. As of December 31, 2001, international operations represented approximately 6.1% of our consolidated revenues. We intend to phase out or sell our operations in the Dominican Republic during 2002 and are considering phasing out our operations in El Salvador. In addition, we have already discontinued our credit operations in our stores in the Dominican Republic and El Salvador. See
Item 5. "Operating and Financial Review and Prospects--Recent Developments--Operations in Latin America."

     E-catalog. We have in the past pursued certain opportunities to sell our products over the internet. We believe that internet sales are a natural extension of our existing "brick & mortar" business units. Our e-commerce efforts have focused on the same product lines as those found in our stores. Currently, the only internet business that we engage in is our e-catalog business through which our customers can order our products from our "virtual store" through our on-line catalog. We believe that our e-catalog, if successful, will allow for more breadth within the existing product lines.

     Todito Agreement. On May 9, 2000, we signed a five-year strategic alliance with Todito.com, an internet portal and marketplace for North American Spanish-speakers. Through our indirect shareholding in TV Azteca, we currently own 9.1% of Todito, and as part of the alliance, we were also granted options to acquire up to 3% of Todito's capital stock over an eighteen-month period. The agreement covers the establishment of Todito Internet kiosks in our stores, reciprocal on-line promotion, as well as bilateral e-commerce support. The kiosks sell low-cost computers and web appliances packaged with a Todito Internet connection service. Qualified customers may purchase computer/Internet Service Provider/education packages through our consumer credit program. As of December 2001, we expanded Todito Internet kiosks to approximately 640 Elektra Stores.

     Customer Loyalty. We want to attract young Latin American consumers with affordable products at Elektra, Salinas y Rocha and The One and, as they mature and their preferences and incomes change, retain their loyalty through the whole store network. In addition to providing credit to support the purchasing habits of our target market, we have developed loyalty programs, such as "cliente amigo", which are aimed at rewarding frequent users of our money transfer services and encouraging future use of such services.

     Investment in Advertising and Publicity. We invest in advertising and publicity to achieve further consumer recognition and deeper market penetration, in particular, through television advertising on TV Azteca, our affiliate.

     Branding. We have implemented a program called "Building Strong Brands", which focuses on enhancing our brand names. The program consists of several strategies. One such strategy is developing individual brand philosophies and concepts that underline our core values (closeness to the consumer, loyalty, trendiness and trust-worthiness). Our advertising campaign has been redesigned to depart from our traditional focus on low prices and is now stressing consumer value. Finally, we have trained our top 100 executives to better understand the importance of "branding." We believe that stronger brands will result in the customer's willingness to pay a premium for our products and thus higher margins for our company.

     Enhancement of Consumer Financing Opportunities. We intend to further emphasize installment sales to increase the number of our potential customers and the purchasing power of those customers, and to effectively manage our installment sales program in order to maintain the profitability and quality of our credit portfolio. We are considering additional opportunities in the finance area that permit us to leverage our customer base, our store network and our consumer finance competencies. We recently entered into a strategic alliance with Banca Quadrum, a Mexican financial institution, to market home mortgages financed by a Mexican government program through our network of Elektra stores. Customers will be able to build a credit history, complete their credit applications and make mortgage payments at Elektra stores through our "Credimax" program. We believe that this alliance will capitalize on our experience in credit approvals and collection efforts while leveraging our extensive consumer base. However, we can give no assurance that this or other projects will proceed and/or succeed.

                                     ELEKTRA

Stores

     In Mexico, we operate (i) 238 "traditional" Elektra stores, 61 of which are operated under our "Bodega de Remates" outlet format, and (ii) 391 "MegaElektra" superstores, in which we offer a broad range of internationally-recognized brand name consumer electronics, small appliances, white goods and household furniture. In Peru, El Salvador, Honduras, Guatemala and the Dominican Republic, we currently operate 101 MegaElektra superstores.

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

Property, Plant & Equipment

     The following table sets forth information with respect to the value of our property, plants and equipment as of December 31, 2001.



                                      As of and for the Year Ended December 31, 2001
                                  -------------------------------------------------------
                                                     (in millions of Ps.)                     Assets under
                                                                                           capitalized lease
                                                                                               agreements
                                                         Assets owned

         Category                                       Net Book Value                          Net Book
 ------------------------             -------------------------------------------------         Value(1)

                                                          Central and
                                          Mexico         South America         Total              Total
                                      -------------     --------------      -----------         ----------
Land                                  Ps.     901.1       Ps.   15.6        Ps.   916.7         Ps.    -
Buildings                                     704.1             23.4              727.5                -
Investment in stores                          620.3             95.5              715.8                -
Computer equipment                            340.4             21.4              361.8              223.3
Communication equipment                       160.2             10.8              171.0                -
Transportation equipment                      165.2              6.5              171.7                -
Furniture and fixtures                        296.0             49.9              345.9                -
Machinery and equipment                       216.0             30.7              246.7                -
                                      -------------     --------------      -----------         ----------
     Total                            Ps.   3,403.3       Ps.  253.8        Ps. 3,657.1         Ps.  223.3
                                      =============     ==============      ===========         ==========

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

     Purchasing

     An important element of our marketing strategy is our ability to offer a wide selection of brand name products to our customers. We currently have a network of approximately 316 suppliers for our electronics, appliances and furniture products. Approximately 3.5% of these products are imported directly. We have developed strong relationships with both the world's major suppliers of electronics and household appliances and well-established local manufacturers of furniture and household goods. We always maintain an offering of our product lines through a variety of vendors.

     Customer Service

     Among the customer services we offer is a guaranteed 30-day repair service for our consumer electronics and appliances. Under this program, if a product cannot be repaired within 30 days, we provide the customer with a replacement product until the original product has been repaired. During the period of repair, payments and interest on the product are suspended. We also supplement the manufacturer's warranty with a limited warranty that provides a minimum of 12 months of warranty coverage on all of our products except furniture (which carries a 90-day warranty on materials and workmanship) and 18 months of warranty coverage on most televisions and major appliances. See "--Information on the Company--Additional Services--Extended Warranties." During 2001, we sold 538,052 million extended warranty policies. We also offer a 30-day refund and exchange policy on all of our products and operate a state-of-the-art customer service call center in Mexico that allows us to respond to customer inquiries and needs.

Installment Sales Program

     Credit Sales

     Elektra customers can choose to pay for merchandise on a weekly basis for a period ranging from 13 to 53 weeks.

     Elektra's total credit sales in 2001 represented 68.6% of our consolidated merchandise revenues. As of December 31, 2001, 53-week plan sales represented 37.4%, the 39-week plan sales represented 39.0%, the 26-week plan sales represented 20.0% and the 13-week term plan sales represented 3.6% of the total amount of Elektra's installment sales.

     During the third and fourth quarters of 2001, Elektra promoted the 53-week plan (which has a higher rate of mark-up or interest than our other plans) in an effort to increase our margins. As a result, the average payment term was 46 weeks as of the end of 2001. We expect this trend to continue during the first half of 2002.

     Collection

     Elektra currently has approximately 3,000 employees dedicated to installment sales collections and investigations related to purchases of merchandise at its Elektra stores. Customers make their weekly installment payments in person at the Elektra stores, which are open seven days a week, from 9:00 a.m. to 9:00 p.m. In the event that the customer misses two consecutive weekly installment payments, our collectors visit the customer in person at least once a week. If total arrearages exceed eight weekly payments, an installment sales supervisor will visit the customer weekly. When the customer's arrearages exceed 13 weekly payments, the matter is referred to our legal department, which sends an attorney to the customer's house or place of business to attempt to settle the collection matter. In the event that a customer's total arrearages exceed 16 weekly payments, we may institute judicial procedures to settle the claim by obtaining a court order for attachment of the customer's assets. However, our policy is to attempt first to reach an agreement with the customer whereby the customer resumes payment or the merchandise is returned. Returned merchandise is refurbished and transferred, together with floor models withdrawn from display, to Bodega de Remates, our chain of outlet stores created especially for this purpose.

ELEKTRA IN MEXICO

Stores

     At December 31, 2001, we operated a total of 629 Elektra stores in Mexico, including 391 MegaElektra superstores and 238 traditional Elektra stores (61 of which are operated as Bodega de Remates outlet stores). As of December 31, 2001, the total store area of Elektra stores in Mexico was 4,873,586 square feet, which reflects a 6.6% compound annual growth rate since 1997. At December 31, 2001, we owned 75 Elektra stores and leased 554 Elektra stores under one-year leases that typically allow us to renew such leases automatically for up to nine successive years.

     The following table sets forth certain statistics for traditional Elektra and MegaElektra stores in Mexico as of December 31, 2001:

                                                              Traditional     Bodega de
                                                                Elektra        Remates          Mega            Total
                                                              -----------     ----------     ----------       ---------
Number of stores ........................................         177              61               391             629
Aggregate store area (square feet) ......................     843,858         376,199         3,653,530       4,873,587
Number of store employees(1) ............................       1,654             271             2,925           4,850

-------------
 (1)  Does not include corporate or credit and collections staff.

     Location

     We operate Elektra stores in 31 Mexican states and the Federal District. The following table sets forth information with respect to the distribution of our traditional and MegaElektra stores in Mexico as of December 31, 2001:

                                    Number of Stores                           Store Area (square feet)(1)
                         -------------------------------------------  ---------------------------------------------
                                                            % of all
                                                             Stores
                                                            --------                                    % of Total
       Zone              Traditional     BdeR       Mega              Tradit       BdeR        Mega     Sales Areas
--------------------     -----------     ----       ----    --------  -------     -------   ---------   -----------
Mexico City(2) .....          49          23         100      27.3    229,787     157,391     969,443      27.8
Metro-North-Bajio...          11           5          26       6.7     64,487      28,826     215,450       6.3
Metro-South-Center..           6           3          29       6.0     41,516      27,426     260,906       6.8
Northeast Frontier..          27           6          58      14.5    114,485      26,748     577,774      14.8
Pacific Frontier ...          20           7          59      13.7    106,875      35,951     589,141      15.0
West-South .........          38          11          58      17.0    160,684      73,819     527,119      15.6
Southeast ..........          26           6          61      14.8    126,024      26,038     513,697      13.7
Total ..............         177          61         391     100.0%   843,858     376,199   3,653,530     100.0%
                             ===          ==         ===     ======   =======     =======   =========     ======

--------------
(1)   Based on total surface area of each store.
(2)   Includes the metropolitan area.


     Expansion Plan

     We anticipate opening approximately 40 additional MegaElektra stores in Mexico in 2002. In addition, we intend to convert all of our existing traditional Elektra stores in Mexico to the MegaElektra superstore format either by renovation or relocation within the next two years.

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

     The following table provides a history of our traditional and MegaElektra stores in Mexico since 1998:

                                                                   1998    1999    2000    2001
                                                                   ----    ----    ----    ----
Traditional Stores:
     Number of stores open at beginning of period ..............    254     235     232     232
     Number of new stores opened ...............................      2       5       2       8
     Number of stores converted to MegaElektra stores ..........     19       6       0       0
     Number of stores closed ...................................     (2)     (2)     (2)     (2)
     Number of Traditional stores open at end of period ........    235     232     232     238
MegaElektra Stores:
     Number of stores open at beginning of period ..............    272     346     366     366
     Number of new stores opened ...............................     56      16       0      28
     Number of stores opened by conversion of Traditional stores     19       6       0       0
     Number of stores closed ...................................     (1)     (2)      0      (3)
     Number of MegaElektra stores open at end of period ........    346     366     366     391
Traditional Stores and MegaElektra Stores:
     Number of stores open at beginning of period ..............    526     581     598     598
     Total number of stores open at end of period ..............    581     598     598     629

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

     We currently distribute products to our Elektra stores from a 215,278 square foot warehouse and distribution facility located in Mexico City with satellite distribution centers in Guadalajara (50,590 sq. ft.), Monterrey (39,826 sq. ft.), Tijuana (24,219 sq. ft.), and Chihuahua (21,527 sq. ft.), and a support facility in Laredo, Texas. Deliveries to Elektra stores are made primarily by contract trucking carriers, although Grupo Elektra has a small number of trucks at each distribution center for movement of merchandise between stores and for special delivery requirements. Management believes that our distribution centers and support facilities significantly reduce freight costs and delivery time by providing warehouse space relatively close to our stores and that our distribution network will be a key element of our e-catalog business.

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

Installment Sales Program

     The following table sets forth certain information concerning the installment sales program of Elektra's operations in Mexico:

                                                                               As of and for the year
                                                                                 ended December 31,
                                                                ---------------------------------------------------
                                                                   1999                2000                 2001
                                                                -----------        -----------          -----------
                                                                   (in millions of Ps. as of December 31, 2001)
Accounts receivable retail customers - net
      (at period end)(1) ..................................     Ps. 1,227.4        Ps. 1,462.3          Ps. 1,551.7
Installment sales as a percentage of
      merchandise revenues(2) .............................           67.0%              70.8%                68.6%
Total number of open accounts (at period end) (1) .........         383,258            464,475              681,692
Average balance per retail customer (Pesos) ...............         3,202.6            3,148.3              2,276.2
Reserve for doubtful accounts after reduction
      for write-offs as a percentage of gross
      retail receivables after write-offs(3) ..............            4.3%               6.2%                 5.5%
Annualized weighted average cost of
      receivables financing(4) ............................           16.9%              15.0%                12.1%

---------------------
(1)   Net of receivables securitization and net of allowance for doubtful accounts.
(2)   Includes mark-up on installments.
(3)   Net of receivables securitization.
(4)   Includes factoring and unsecured bank debt used to finance the receivables.

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

                                Estimated Primary Region       Number of
         Store                      of Operations              Stores(1)
-------------------------     ---------------------------      --------------
Elektra                       Nation-wide                          800(2)
Singer                        Nation-wide                          157
Famsa                         Northeast                            201
Coppel                        Northwest                            115
Ceteco                        Southeast                             38
Independent retail stores     Nation-wide                       Approx. 7,000

---------------
(1)   Estimates of Grupo Elektra, as of December 31, 2001.
(2)   Includes Elektra and Salinas y Rocha stores.

     With 172 Elektra stores (including Bodega de Remates stores) in the Mexico City metropolitan area, we believe that we are a leading specialty retailer of consumer electronics, small appliances, white goods and household furniture in that region. In Mexico City, we consider Singer to be our major competitor in the electronics, small appliances and white goods retail market. Except for Singer, in regions of the country outside Mexico City, most of our formal competitors are regional and local department and specialty stores. We believe that, through our Elektra operations, we are well-positioned to compete in all of our markets in Mexico.

Employees

     As of December 31, 2001, we employed approximately 4,850 people (excluding corporate and credit staff), on a full-time basis at our Elektra operations in Mexico. Approximately 25% of our employees in our Elektra stores worked in Mexico City and the remaining employees were located throughout the rest of the country. Approximately 20% of our full-time employees in our Elektra stores were represented by one of five unions. We have a collective bargaining contract with each of our unions. Mexican labor laws require union contracts to be reviewed and renegotiated yearly, with respect to salaries, and every other year with respect to fringe benefits. The average salary increase contained in each of the new collective bargaining agreements during the past year for the union employees referred to above was above the average inflation rate in Mexico. We believe our relations with the employees involved in Elektra and Elektrafin operations are good; we have not experienced a strike since 1983.

Portfolio Securitization Program

     We utilize Elektrafin, a subsidiary of Grupo Elektra, to securitize our receivables. In July 1997, we completed our initial securitization of Ps.625 million (nominal), and in December 1997, we completed a second offering of Ps.241.3 million (nominal) in Ordinary Participation Certificates ("CPOs") on the Mexican Stock Exchange. These two programs have been fully paid off. In April 1998, we launched a Ps.793.3 million (nominal) four-year revolving securitization program, the first of its kind in Mexico. The yield is based on the interbank rate (Tasa de Interes Interbancaria de Equilibrio) or "TIIE", plus 225 basis points. In December 1998, we launched our second two-year revolving securitization of receivables in an offering of Ps.200 million (nominal) with a yield equal to TIIE, plus 125 basis points. These two programs have been fully paid as of December 2001. In September 1999, we issued a three-year revolving securitization of receivables in an offering of Ps.200 million (nominal), at a rate equal to the higher of TIIE plus 150 basis points or a yield indexed to the UDI (inflation indexed units of accounts) over 28 days. This program was fully paid off in March 2002. In April 2000, we launched our sixth securitization program for Ps.127 million UDIs, equivalent to Ps.350.8 million (nominal). This issue has a total term of four years, three revolving and one of amortization, and yields a real rate of interest of 8.35%. per annum, Nacional Financiera, S.N.C., Fiduciary division, acted as the fiduciary issuer of the CPOs. This program is currently undergoing its amortization phase.

     In March 2001, we completed our seventh securitization program for Ps.650 million (nominal). This issue has a total term of three years, two revolving and one of amortization, and yields a real rate of interest of TIIE plus 200 basis points per annum. In July 2001, we launched our eighth securitization program for Ps.550 million (nominal) with a term of four years, three revolving years and one of amortization, which yields a real rate of interest of TIIE plus 70 basis points per annum.

     In February 2002 we launched our ninth securitization program for Ps.750 million (nominal) with a term of four years, three revolving years and one of amortization. This program yields a real rate of interest equal to TIIE plus 65 basis points per annum.

     Our first five revolving securitization programs during their redemption period were rated "AAA" by Fitch IBCA, and our last four programs were rated "AAA" at the commencement of their issuance. Our securitization programs provide attractive financing alternatives and the proceeds are used primarily to pay short-term debt and to finance our working capital.

     Our securitization programs are arranged on a non-recourse basis. Maintenance of the programs and reinvestment of collection proceeds in new receivables requires compliance with certain overcollateralization, quality and receivables performance standards. See Item 5. "Operating and Financial Review and Prospects--Liquidity and Capital Resources."

     In June 2002, we launched a Ps.500.9 million (nominal) four-year revolving securitization program. This program has a term of four years, three revolving years and one year of amortization, which yields a real rate of interest of TIIE plus 90 basis points per annum.

     In the future, we may enter into additional securitization programs.

ELEKTRA IN LATIN AMERICA

General

     In April 1997, we began our electronics, appliances and furniture retail operations in Latin America through the opening of four stores in Guatemala. This was the first step of our expansion process outside Mexico and into Guatemala, El Salvador, Honduras, the Dominican Republic and Peru.

     At December 31, 2001, we operated 101 international Elektra stores, reflecting a decrease in stores of 1.0% since December 31, 2000. The total store area of these Elektra stores was in excess of 861,059 square feet. We owned five of these Elektra stores and leased the others under mid-term leases that typically contain terms from five to ten years.

     We believe that our strengths in management, credit and marketing expertise, technological infrastructure and merchandising will enable us to compete successfully in various markets in Latin America and, over time, become a leading competitor in the region.

     For our expansion into Latin America, we have established in each of the five foreign countries in which we operate a corporation organized under the laws of such country. These corporations are owned by Elektra Centroamerica, S.A. de C.V., a subsidiary of Grupo Elektra, which is organized under the laws of Mexico. Our Latin American retail operations headquarters are currently located in San Salvador, the capital of El Salvador.

Target Market

     The target market for our international retail operations is similar to the target market for our domestic retail operations. The profile of the "typical" customer for our international operations is that of a person who is employed or is self-employed and owns his or her home, but does not own a car and therefore shops in his neighborhood or at locations served by public transportation.

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

Stores

     The following table sets forth certain operating statistics for our Latin America Elektra stores (outside Mexico) as of December 31, 2001:

                                                                             Dominican
                                         Guatemala  El Salvador  Honduras     Republic     Peru
                                         ---------  -----------  --------    ---------    -------
Number of stores ....................          26          13          16          23          23
Aggregate store area (square feet) ..     230,617     117,058     137,713     192,265     183,406
Number of store employees(1) ........         253          75         184         169         282
Average selling space (square feet)..       8,870       9,004       8,607       8,359       7,974

-----------------
(1)  Exclusive of corporate and collections staff.

     As of December 31, 2001, Elektra had 101 MegaElektra stores and five distribution centers outside of Mexico, one distribution center in each of the foreign countries in which we operate (El Salvador, Guatemala, Honduras, Peru and the Dominican Republic). Of these stores, 96 are leased.

     Expansion Plan

     In 2002, we anticipate no store openings in the Latin American countries in which we operate. We plan to phase out or sell our operations in the Dominican Republic in 2002 and are considering phasing out our operations in El Salvador. See Item 5. "Operating and Financial Review and Prospects--Recent Developments--Operations in Latin America."

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

Merchandise and Marketing

     Purchasing and Distribution

     The centralized merchandising and buying group for our international retail operations consists of a staff of five buyers who purchase substantially all electronics, appliances and household furniture merchandise for the Elektra stores outside of Mexico. All electronics and appliance merchandise is purchased in each country from local suppliers of brand name consumer electronics and from suppliers of major appliances such as Mabe, Vitro, Tappan, Atlas and Bosch. Household furniture, such as living room furniture, complete kitchen units, dressers and mattresses are purchased in each country from local suppliers, whereas bedroom furniture, dinettes, tables and chairs are generally purchased from Mexican suppliers.

     We currently distribute products to our international Elektra stores from a leased central warehouse and distribution facility located in each country. Deliveries to Elektra stores are made primarily by contract trucking carriers.

     The following table sets forth certain information regarding the warehouses from which Grupo Elektra distributes products to its international Elektra stores:

Country                 Warehouse Location (City)     Warehouse Area (Sq. feet)
-----------             -------------------------     -------------------------
Guatemala                     Guatemala City                 53,819.5
El Salvador                   San Salvador                   21,527.8
Honduras                      San Pedro Sula                 26,909.8
Dominican Republic            Santo Domingo                  64,583.5
Peru                          Lima                           76,746.7

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

     Our policies for our international retail operations with regard to pricing, customer service and advertising are substantially the same as those applied to our operations in Mexico. See "--Elektra--Elektra in Mexico--Merchandise and Marketing." One difference, however, is that every international Grupo Elektra store has an Express Service stand that offers the customer a fast repair service for small appliances and consumer electronics.

Installment Sales Program

            The following table sets forth certain information concerning our installment sales program for our Latin America operations:

                                                                            As of and for the year ended December 31, 2001
                                                                    -------------------------------------------------------------
                                                                            (in millions of Ps. as of December 31, 2001)
                                                                                     El                     Dominican
                                                                    Guatemala     Salvador     Honduras      Republic      Peru
                                                                    ---------     --------     --------     ---------     -------
Accounts receivable retail customers-net (at period end) ........    Ps.74.1       Ps.9.9       Ps.31.0       Ps.18.4     Ps.99.4
Installment sales as a percentage of merchandise revenues(1) ....      66.3%        57.4%         71.6%         71.5%       81.6%
Total number of open accounts (at period-end) ...................     38,007        7,599        21,471         9,064      54,839
Average balance per retail customer (in Pesos) ..................    1,949.0      1,306.3       1,445.0       2,030.0     1,812.4
Reserve for doubtful accounts as a percentage of gross retail
    receivables .................................................       2.6%         0.0%         19.9%         11.0%        2.4%
Annualized weighted average cost of receivables financing(2) ....      19.6%        13.3%         18.8%         22.5%       12.5%

-------------
(1) Includes mark-up on installment sales.
(2) Includes unsecured bank debt used to finance the receivables.

     Credit Sales

     Total credit sales in 2001 represented 72.2% of our total sales in our international operations. During the last quarter of 2001, we discontinued our credit operations in the Dominican Republic and El Salvador.

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

     However, we face significant competition from the informal economy and parallel imports for the products we carry. We believe that our extended warranties, repair service and credit availability provide us with a competitive advantage over lower-priced goods sold in this informal market.

     The following table sets forth certain information based on our estimates concerning our primary competitors in the five Latin American countries outside Mexico in which we operate:

  Country                       Competitor            Estimated Number of Stores
------------                    ------------          --------------------------
 Guatemala                      Curacao                           35
                                Tropigas                          13

                                Distelsa-Max                      16
                                Radiovision                       10
                                Agencias Way                      37
                                Tirador                           5

 El Salvador                    Curacao                           26
                                Prado                             20
                                Tropigas                          10
                                Omnisport                         19

 Honduras                       Curacao                           24
                                Tropigas                          13

 Dominican Republic             Curacao                           24
                                Corripio                          30
                                Ray Muebles                       12
                                Plaza Lama                        5

 Peru                           Efe                               14
                                Carsa                             42
                                Curacao                           30


Employees


     As of December 31, 2001, we employed approximately 2,020 people on a full-time basis in our international operations (including store, credit and collections and corporate and administration employees). We employ part-time employees to meet seasonal demand as necessary. None of our employees in the Latin American countries outside of Mexico in which we operate is represented by a union. We believe that our relations with these international employees have been good since inception in 1997. Grupo Elektra has never been subject to a strike by our international employees.

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

                                    GRUPO SyR

Acquisition of Grupo SyR

     On March 10, 1999, a syndicate of banks holding a majority equity interest in Grupo SyR, together with certain individual shareholders of Grupo SyR, declared us the winner of an auction to acquire a 94.3% equity interest in Grupo SyR. At the time of its acquisition by Grupo Elektra, Grupo SyR was a holding company whose principal subsidiary, Salinas y Rocha, was engaged in the sale of furniture, household goods and clothing. In connection with this acquisition, we acquired tax losses of Grupo SyR of approximately US$385.5 million, with a tax effect benefit of US$135 million. Throughout the last three quarters of 1999, we consolidated the 86 traditional Salinas y Rocha stores into Grupo Elektra, sold 10 department stores to El Puerto de Liverpool, S.A. de C.V. ("Liverpool"), and converted the remaining department store into a Salinas y Rocha superstore. On December 18, 2000, Grupo Elektra merged with and into Grupo SyR, which, as the surviving entity, changed its name to Grupo Elektra, S.A. de C.V.

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

     Strength of Retail Brand Name. The "Salinas y Rocha" brand name enjoys strong national recognition among Mexico's middle class. The acquired stores, which continue to operate under the Salinas y Rocha name, specialize in sales of furniture and home appliances and cater to a demographic group with more purchasing power than the traditional Elektra customers. As a result, we are increasing our penetration of a higher income sector. While Elektra has typically been associated with easy access and affordability, Salinas y Rocha is recognized as a lifestyle brand name.

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

Target Market

     The target market of Salinas y Rocha's traditional stores is the Mexican middle and upper-middle class or consumers with household income between US$12,000 and US$36,000 per year and between US$36,000 and US$72,000 per year, respectively. Salinas y Rocha's target market is therefore more affluent and has more purchasing power than Elektra's traditional target market, the Mexican lower-middle and middle classes.

     The Salinas y Rocha brand name is highly recognized among the middle socioeconomic segments of the Mexican population. Regardless of the financial difficulties experienced by Grupo SyR prior to its acquisition by Grupo Elektra, the name Salinas y Rocha is still associated with broad selection, quality and accessibility.

Property

     As of December 31, 2001, Salinas y Rocha leased 77 stores and owned 13 stores.

Merchandise

     Salinas y Rocha stores sell a combination of electronic goods, small appliances, white goods and furniture. Furniture provides larger profit margins than electronics and appliances. As a result of the fact that Salinas y Rocha stores sell a higher percentage of furniture (approximately 26% of Salinas y Rocha's total sales) relative to the percentage of furniture sold in Elektra stores (approximately 16% of Elektra's total sales), the potential consolidated gross margins for Grupo Elektra could be enhanced.

Installment Sales Program

     Salinas y Rocha has offered in-store credit to its customers in the form of installment sales and revolving credit lines since 1936. Prior to its acquisition by Grupo Elektra, Salinas y Rocha's credit operations, unlike those of Elektra stores, involved the issuance of a Salinas y Rocha credit card, which could be used to purchase merchandise at any Salinas y Rocha store. In addition, Salinas y Rocha's credit operations were managed by regional credit centers, as opposed to the individual store supervision conducted by Elektra stores. Since we acquired Grupo SyR, Salinas y Rocha has discontinued its credit program and has implemented an installment sales program that is identical in all significant respects to the credit program conducted by Elektra stores, except that payments are made biweekly.

     Salinas y Rocha stores currently provide to customers a choice of a cash price or an alternative biweekly installment purchase price. Salinas y Rocha customers can choose to pay for merchandise on a biweekly basis for periods of 13, 26, 39 or 53 weeks. For the year ended December 31, 2001, Salinas y Rocha's total credit sales represented approximately 65.6% of Salinas y Rocha's total sales. As of the same date, 53-week plan sales represented 24.2%, 39-week plan sales represented 53.3%, 26-week plan sales represented 16.6% and 13 week plan sales represented 5.9% of the total amount of Salinas y Rocha's installment sales. In addition, as of the same date, 53-week receivables represented 46.2%, 39-week plan receivables represented 40.9%, 26-week receivables represented 10.7% and 13-week receivables represented 2.2% of Salinas y Rocha's installment sales receivables portfolio.

     The following table sets forth, as of December 31, 2001, certain information regarding Salinas y Rocha's installment sales operations under our ownership:

                                                                                                 As and for the year ended
                                                                                                        December 31,
                                                                                     -----------------------------------------------
                                                                                        1999             2000               2001
                                                                                     -----------      -----------       ------------
                                                                                                 (in millions of pesos as
                                                                                                  of December 31, 2001)
Accounts receivable retail customers (at period end)(1) ........................     Ps.  211.3       Ps.   337.5       Ps.   290.5
Installment sales as a percentage of merchandise revenues(2) ...................           62.3%             63.4%             65.6%
Total number of open accounts (at period end) ..................................         65,666           102,377           106,961
Average balance per retail customer (in Pesos) .................................        3,217.2           3,296.3           2,716.1
Reserve for doubtful accounts after reduction for write-offs
  as a percentage of gross retail receivables before write-offs ................           11.4%              8.2%              4.4%
Annualized weighted average cost of receivables financing(3) ...................           16.9%             15.0%             12.1%

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

Employees

     At December 31, 2001, approximately 824 employees worked in Salinas y Rocha's operations (excluding corporate and credit staff), approximately 4.8% of which belonged to labor unions. Grupo SyR has never experienced a labor strike, and management believes that it has good employee and labor relations. During 1999, management began converting all employee compensation to the system currently utilized by Grupo Elektra, which provides for a higher percentage of performance-based compensation. In addition, we have converted all employee benefit plans to those currently provided by Grupo Elektra, including medical, life and pension benefits.

                                     THE ONE

     The One is our chain of clothing stores. At December 31, 2001, The One had 130 stores throughout Mexico (with an additional three Hecali Stores that we expect to convert into The One stores). Our strategy at The One is to expand our store network and support the stores with strong management, automated material handling, state-of-the-art information systems and communications, credit, substantial television advertising and selling space.

Conversion of Hecali to "The One"

     During the second quarter of 1999, we initiated a conversion of the name and format of our Grupo Hecali, S.A. de C.V. ("Hecali") stores to "The One", a new apparel chain providing high-quality basic garments for the entire family. We originally expected to convert all Hecali stores into The One. As of the end of 2001, we had already converted 130 stores with the remaining 3 stores expected to be converted by the end of 2002. Conversion to the new format costs approximately US$100,000 per store.

     The One stores feature a higher quality and broader range of products within each line than Hecali stores. This change permits us to reduce the number of suppliers we deal with and lowers our inventory levels. Because the products are of a higher quality, prices at The One stores are generally higher than those at Hecali stores, and the products are expected to earn higher profit margins. The One stores have also provided us the opportunity to develop private labels. We offer financing to customers in The One stores similar to the financing provided to Hecali customers.

     On February 29, 2000, The One launched an Internet web-site
(www.theone.com.mx), which may be accessed by customers at home or at The One stores. The web-site allows customers to place orders for The One products, for delivery to customers anywhere in Mexico.

Stores

     At December 31, 2001, there were 130 The One stores in operation (and another three Hecali stores that we expect to convert into the One Stores). At December 31, 2001 The One owned 15 stores and leased 118 stores under mid-term leases that typically contain terms from five to ten years. The One stores range in size from 1,184 to 11,281 square feet with an average 4,048 square feet of selling space.

     The following table sets forth certain operating statistics for The One stores as of, and for the year ended, December 31, 2001:

Sales (Ps. Millions)(1) .................         541.3
Number of stores ........................          133
Aggregate store area (sq. ft.) ..........      538,378
Number of store employees(2) ............        1,447

-------------
(1) Excludes mark-up on installment sales.
(2) Excludes corporate and collections staff.

     Location

     The One operates stores in 97 cities in 30 Mexican states. The following table sets forth information with respect to the distribution of The One stores in Mexico as of December 31, 2001:

                                        Number of Stores                   Store Area (sq. ft.)
                               --------------------------------    ----------------------------------
                                                      % of all                             % of Total
   Zone                         The One                Stores        The One                 Stores
----------                     ----------            ----------    ----------              ----------
Metropolitan ..............        17                   12.8         68,975                   12.8%
Metro-North-Bajio .........         6                    4.5         19,138                    3.6%
Metro-South-Center ........         6                    4.5         28,610                    5.3%
Northeast Frontier ........        18                   13.5         78,275                   14.5%
Pacific Frontier ..........        22                   16.5         92,279                   17.1%
West-South ................        21                   15.8         80,955                   15.0%
Southeast .................        43                   32.4        170,146                   31.7%
                               ---------             ---------     ---------                ---------
            Total .........       133                    100%       538,378                    100%
                               =========             =========     =========                =========

     Expansion Plan

     The One opened seven additional stores in Mexico in 2001, and closed 35 stores. We have closed 10 The One Stores during 2002 and anticipate no store openings for 2002. The average cost of opening a new The One Store is approximately Ps.2.3 million, excluding the cost of inventory and real estate. The average time required to set up a new The One store is approximately three months.

     The following table provides a history of The One store program as of December 31, 1999, 2000 and 2001.

                                                        1999      2000      2001
                                                       ------    ------    ------
The One Stores:
  Number of stores open at beginning of period ....      155       159       161
  Number of new stores opened .....................        5         3         7
  Number of stores closed .........................       (1)       (1)      (35)
                                                         ---       ---       ---
  Number of The One stores open at end of period ..      159       161       133(1)
                                                         ===       ===       ===

-------------
(1) Includes three Hecali Stores.

Merchandise and Marketing

     Merchandise Selection

     The One stores, which average approximately 4,048 square feet of selling space, offer a broad range of basic and sports apparel and shoes for men, women and children at different price levels with the greatest inventory at the middle-to-lower price levels. The following table sets forth the approximate percentages of total retail merchandise revenues (excluding mark-up for installment sales) from each of The One's principal product lines for 1999, 2000 and 2001:

                                                  Year Ended December 31,
                                          --------------------------------------
                                           1999           2000             2001
                                          ------         ------           ------
Men's clothing .....................       56.2%          50.5%            50.6%
Children's clothing ................       20.6           24.7             23.9
Ladies' clothing ...................       20.2           22.4             20.5
Other ..............................        3.0            0.3              1.6
Telephones .........................       --              2.1              3.4
                                                         -----            -----
            Total ..................      100.0%         100.0%           100.0%
                                          =====          =====            =====

     Pricing Policy

     The policy for The One operations is to offer its products at cash prices that are competitive in its targeted markets. In addition, its installment sales plan is designed to provide its customers at The One stores with financing for the products offered at an affordable weekly cost.

     Purchasing and Distribution

     An important element of The One's marketing strategy is its ability to offer a wide selection of brand name products to its customers. As of December 31, 2001, The One had a network of approximately 124 suppliers, nine of which supplied the majority of its products.

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

Installment Sales Program

     Operations

     The One has developed a system to extend credit for lower-priced purchases, and has provided in-store credit to its customers since January 1996.

     The following table sets forth certain information concerning the installment sales program on The One's products for the years 1999, 2000 and 2001:

                                                                                             As of and for the Year
                                                                                               Ended December 31,
                                                                            ------------------------------------------------------
                                                                               1999                  2000                  2001
                                                                            ----------           -----------           -----------
                                                                                  (in millions of Ps. As of December 31, 2001)

Accounts receivable retail customers-net (at period end) ..............     Ps. 132.8            Ps.  113.3            Ps.  102.4
Installment sales as a percentage of merchandise revenues(1) ..........          52.9%                 48.3%                 48.4%
Total number of open accounts (at period-end) .........................       219,813               194,355               164,603
Average balance per retail customer (in Pesos) ........................         603.9                 582.9                 622.1

-------------
(1) Includes mark-up on installment sales.

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

Employees

     As of December 31, 2001, The One employed approximately 1,447 people (excluding corporate and credit staff) on a full-time basis. Approximately 4.9% of The One full-time employees were represented by five unions. As of December 31, 2000, Mexican labor laws require union contracts to be reviewed and renegotiated yearly, with respect to salaries, and every other year with respect to fringe benefits. We believe that our relations with these employees are good; since assuming control of The One in 1996, Grupo Elektra has not been subject to a strike by employees working at The One stores.

Strategies

     The One stores continue to lag in their performance and have not reached our expectations for this business segment. Our objective with respect to The One stores has been, and remains, to increase sales to achieve an acceptable level of profitability. In this regard, we have implemented the following strategies: (a) closing a number of stores that were not meeting our profitability objectives; and (b) lowering inventories with more "one-shot" purchases.

     The "one-shot" strategy involves buying merchandise in limited quantities and displaying such merchandise for a limited time period (2-3 months), which allows us to discount and quickly sell slow moving or obsolete items.

     Our strategy also includes acceptance of all major credit cards for purchases of up to ten thousand pesos. We have also improved our product sourcing and hired 60 new store managers. In addition, we have instituted a new compensation system for our store associates.

     We are confident that these measures should lead to an enhanced profitability at The One. However, we will continue to consider other possible alternatives, including closing all of our The One stores and/or a total divestiture of this business segment, if these improvements are not successfully realized during 2002.

                                LA CURACAO MEXICO

     On July 10, 2001, we acquired 35 La Curacao Mexico stores located in southeastern and central Mexico for US$5.4 million. La Curacao Mexico specialized in electronics, white goods and appliance sales and had revenues of approximately US$30 million in 2000.

     We have converted the 35 stores into 15 Elektra stores, 9 The One stores, 5 Salinas and Rochas stores and 4 Bodegas de Remates stores. We also closed 2 of the La Curacao Mexico stores. We believe that the acquisitions and conversions have strengthened our presence in the growing southeastern Mexico market area.

                               ADDITIONAL SERVICES

Money Transfer Business

     Through our operations in Mexico, we participate in two separate sectors of the money transfer business. Through "Dinero en Minutos", we act as paying agent in Mexico of electronic money transfers initiated by agents of Western Union Financial Services, Inc. to transfer funds electronically from abroad, primarily originating in the United States, to Mexico. Elektra and The One stores offer customers electronic money transfer services within Mexico under the brand name "Dinero Express." During 2001, we generated Ps.506.6 million in revenue from Dinero en Minutos and Dinero Express.

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

de C.V., each a subsidiary of Grupo Elektra (the "Western Union Transaction"). These subsidiaries in turn applied the funds to repay short-term debt of Grupo Elektra, to reduce accounts payable to our suppliers, to pay a portion of the cash consideration of our investment in CASA and for general corporate purposes. Each year, the escrow agent releases a portion of the shares held in escrow equivalent to US$14.2 million, and pays that amount to us as compensation for our services for the corresponding year.

     Under the Inbound Agency Agreement, dated January 11, 1996 (the "Inbound Agency Agreement"), between Elektra and American Rapid (entered into pursuant to the Exclusive Services Agreement between Elektra and Western Union), Elektra acts as one of the authorized agents used by Western Union to implement and provide the Will Call Service in Mexico. This service consists of the transfer of money originating outside Mexico by persons who pay Western Union's agents an amount in U.S. Dollars (or an appropriate local currency) to be sent to persons in Mexico who receive such amount in Pesos. Grupo Elektra transferred the equivalent of US$570.7 million in 1998, US$643.4 million in 1999, US$669.3 million in 2000 and US$646.6 million in 2001. We believe that we are one of the largest money transfer agents in Mexico. Elektra receives an agency fee in U.S. Dollars in respect of the transactions completed during each month. This agreement expires in January, 2006.

     Western Union and Elektra also entered into a Foreign Exchange Agreement, dated January 11, 1996 (the "F/X Agreement"), whereby Elektra receives a percentage of the net foreign exchange gain with respect to the portion of the money transfer business for which Elektra provides services. Under the F/X Agreement and the Inbound Agency Agreement, until January 11, 2000 Elektra received approximately 2.4% of the monies transferred into Mexico, as compensation for acting as the transfer agent. Under the same agreements, we now receive approximately 6% of such monies. The exact percentage depends on the spreads realized by Western Union in respect of foreign exchange transactions and the commission charged to its customers. The net foreign exchange gain for each month is paid in U.S. Dollars. This agreement expires in January, 2006.

     Elektra is the largest paying agent for Western Union in Mexico. We operate approximately 10.8% of the total volume of money transfers as reported by Banco de Mexico, and an estimated 7.3% of the total amount of U.S. dollars transferred to Mexico electronically.

     Competition

     Western Union's major competitor in the electronic money transfer business to Mexico is BBVA Bancomer, S.A. ("Bancomer") due to Bancomer's service agreements with more than 40 companies to pay out in Mexico money sent through such companies. MoneyGram has an agreement with Banco Nacional de Mexico, S.A. First Data Corporation, which in 1996 owned a controlling interest in both Western Union and MoneyGram, disposed of its interest in MoneyGram in December 1996 pursuant to a consent decree. We believe that the remainder of the market consists primarily of relatively small, often family-run, operations and some medium and small size companies.

     Dinero Express

     Dinero Express is the first standardized intra-Mexico money transfer service offered to our target customer group by a major enterprise. From the startup of Dinero Express's operations in February 1996 through December 31, 2001, the number of money transfers handled by Dinero Express grew at a compounded average annual rate of 24.7%. The number of money transfers grew 25.5% during 2001, due primarily to the opening of this service in our The One and Salinas y Rocha stores. We believe that Dinero Express has brought an increase in store traffic, and that television advertising through TV Azteca has been a large factor in the success of this business.

     Fotofacil

     In January 1997, we began offering photo processing services at selected Elektra stores in Mexico under the trademark of "Fotofacil." The photography kiosks at Elektra stores offer products such as film, cameras, photo albums, batteries, frames and audiocassettes, as well as services such as film development and ID photography. The space required in Elektra stores for installation of photography minilabs is approximately 108 square feet (10 square meters). Generally, two specialized salespersons staff each minilab. The average development time for a roll of film is one hour.

     As of December 31, 2001, we had installed Fotofacil kiosks in 180 Elektra stores which generated a total of Ps.156.0 million in revenue.

Banking Services

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

     There are two different types of "Guardadito" accounts: "Guardadito Ahorro," which consists of a passbook savings account that generates interest, and "Guardadito Tanda," which consists of a savings club whereby the customer deposits a fixed amount of cash (a minimum of Ps.20) on a weekly basis for a certain term (eight to 32 weeks) after which the customer receives the total amount of cash saved along with the earned interest.

     As of December 31, 2001, there were approximately 998,000 "Guardadito" savings accounts maintained by Serfin with an average balance of approximately Ps.397.00.

     On April 4, 2002, the Mexican Ministry of Finance approved our application to operate a consumer bank. This was the first new banking license granted in Mexico since the 1994 Mexican economic crisis. We intend to establish a banking subsidiary during 2002. We are establishing the bank in order to ensure consistent financing for our customer receivables, which are an integral part of our retail strategy. The bank would house all of our consumer financing operations, while our money transfer operations would remain with the retail segment of our business. We do not intend to open stand-alone bank branches, but will have the bank's products and services offered through service windows or mini-branches located in our stores. The bank's credit operations would be funded through our current securitization program, deposits and the inter-bank and capital markets. We are currently in negotiations with Serfin to terminate our agreement with them and to eventually transfer the Guardadito accounts to our new bank. We cannot assure you that these negotiations will be successful. We intend to eventually offer many of the services that are currently offered through Banco Serfin through our banking subsidiary.

Unefon Agreement

     In November 2000, we entered into a ten-year service agreement with Unefon, S.A. de C.V., an affiliated provider of wireless telecommunications and other telephony products and services in Mexico.

     Pursuant to our agreement with Unefon, we market and distribute handsets, or mobile phones, which we generally purchase from Unefon and then re-sell in our stores. Unefon currently offers handsets manufactured by Nokia, Motorola, LG and Qualcomm. We must obtain Unefon's approval prior to selling models of handsets purchased from third parties for sale in our stores.

     In general, we receive compensation pursuant to this agreement based on the percentage of revenues generated by the sale of handsets and airtime sold in our stores. We receive a 20% discount on the price of handsets purchased from Unefon, 5.8% of revenue from all airtime sold at our stores for use on Unefon's network through virtual or prepaid cards, 5.8% of Unefon's net interconnection revenues from "calling party pays" subscribers signed-up through our stores, and 50% of the profits generated by any service Unefon provides that is collected at our stores, other than telephony-related services or airtime sold in our stores through prepaid or virtual cards and other value-added services bundled together with the sale of such cards.

     Unefon is entitled to defer both airtime and interconnection related amounts due during 2000, 2001 and 2002 until the end of 2004 and all amounts due during 2003 and 2004 until the end of 2005. On each due date, Unefon must pay the principal amount due plus interest calculated at a rate equal to the average annual cost of our indebtedness in pesos or U.S. dollars, depending on the currency of the amount due. For the year ended December 31, 2001, as a result of Unefon's right to defer payments, Unefon owed us Ps.22.8 million for commissions and discounts related to sales of airtime, value-added services and handsets in our stores. This amount represented approximately 22% of the airtime, value-added services and handset revenues generated by Unefon through our stores in 2000.

     As part of our investment in CASA and in TV Azteca through CASA, we indirectly own 9.1% of Unefon. TV Azteca has adopted a resolution to permit the spin-off, subject to certain conditions, of its interest in Unefon to its shareholders, including Azteca Holdings. See "--Strategic Investments--TV Azteca Spin-Off of Unefon."

Extended Warranties

     In September 1997, we launched in Mexico our extended warranty service that includes warranty certificates and additional service contracts under the trademark of "Milenia." This service is becoming a more prominent contributor to our overall revenues.

     The extension of a product warranty is available only for electronics and appliance merchandise. There are three terms of extended warranties: two, three and five years. The program's goal is for Grupo Elektra's customers to rely on a professional product maintenance service and for the program to achieve a penetration of six percent of Elektra's total sales. Under the extended warranty program, Grupo Elektra independently repairs and provides maintenance for products when they are not covered by the manufacturer's warranty. This program is currently offered only to a limited number of products at the Elektra stores, but there are plans to introduce it to other product lines as well as in Salinas y Rocha stores. Grupo Elektra's customers can pay the price of the warranty through Grupo Elektra's installment sales program on the same credit terms that apply to the merchandise.

     As of December 31, 2001, we have sold 538,052 extended warranties. The extended warranties generated Ps.208.1 million (US$22.7 million) in revenue in 2001.

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

                              STRATEGIC INVESTMENTS

CASA

     On March 26, 1996, we purchased 35.8% of the capital stock of CASA, a holding company through which our Controlling Shareholders own their interests in TV Azteca and Grupo COTSA S.A. de C.V. ("Grupo COTSA"). CASA indirectly owns (through Azteca Holdings, S.A. de C.V., an intermediate holding company) approximately 56.7% of the outstanding common stock of TV Azteca and 26.2% of the outstanding common stock of Grupo COTSA. We acquired our interests in CASA in exchange for capitalizing US$45.4 million of accounts receivable due to us from CASA and its subsidiaries, and paying US$62.2 million in cash, which CASA used to repay bank debt incurred in connection with the acquisition of interests in TV Azteca and Grupo COTSA. We acquired non-voting "N" Shares in CASA, together with the right to exchange such "N" Shares for 226,492,629 CPOs of TV Azteca owned by Azteca Holdings. This exchange right allows us to effectively exchange all of the CASA "N" Shares for shares representing, approximately 7.6% of TV Azteca's capital stock. Elektra may make such exchange, in whole or in part, at any time prior to March 26, 2006.

     On September 1, 2000, we entered into an agreement with CASA pursuant to which we granted CASA a twelve-month option to purchase the 35.8% of CASA shares we currently own, for approximately US$316 million, based on the average price of TV Azteca's shares during the ninety day period preceding the date of the agreement, net of CASA's proportional share of Azteca Holdings' debt. CASA had until October 12, 2001 to exercise its option pursuant to the agreement. CASA did not exercise the option and paid a penalty of US$15.8 million, which we received on October 15, 2001.

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

Todito.com

     On May 9, 2000, we signed a five-year strategic alliance with Todito.com, an internet portal and marketplace for North American Spanish-speakers. Through our indirect shareholding in TV Azteca, we currently own 9.1% of Todito. See "--Our Business--Our Strategy--E-commerce" and "--Strategic Investments--CASA."

Unefon

     TV Azteca currently owns 46.5% of the equity of our telecommunication affiliate, Unefon, S.A. de C.V. As part of our investment in CASA and in TV Azteca through CASA and its 90% subsidiary Azteca Holdings, we indirectly own 9.1% of Unefon. See "--Additional Services--Unefon Agreement" and "Strategic Investments--CASA."

TV Azteca Spin-Off of Unefon

     On October 19, 2000, TV Azteca granted, on a pro rata basis to certain of its shareholders, including Azteca Holdings, rights to acquire all of the shares of Unefon owned by TV Azteca. The grant of the rights remains subject to, among other things, the effectiveness of a registration statement filed with the U.S. Securities and Exchange Commission that registers the Unefon shares underlying the rights and the receipt of all applicable regulatory approvals.

     The aggregate exercise price for all Unefon shares subject to the rights is approximately US$177 million, all of which would be received by TV Azteca. The rights to acquire the Unefon shares do not trade separately from the TV Azteca shares and the rights are exercisable only on December 11, 2002, unless the time of exercise is extended by TV Azteca or an acceleration event occurs. Any rights that are not exercised on the exercise date will expire and TV Azteca will retain ownership of the Unefon shares underlying the rights. If, prior to December 11, 2002, the board of directors of TV Azteca approves a merger or consolidation of Unefon, a sale of all or substantially all of Unefon's assets or a sale (by tender or otherwise) of at least a majority of Unefon's shares or otherwise determines to accelerate the exercisability of the rights, each a sale event, TV Azteca will notify its shareholders that a sale event is anticipated to occur and the rights will be exercisable in connection with the sale event for a period of time to be determined by TV Azteca. Any exercise of the rights in connection with a sale event will be conditioned on the consummation of the relevant sale event. If such sale event is consummated, any rights which were not exercised during the period designated by TV Azteca will expire and TV Azteca will retain ownership of the Unefon shares underlying the rights.

     Of the 601,042,247 Series A shares of Unefon that Azteca Holdings may acquire pursuant to the rights, as a shareholder of TV Azteca, 511,743,120 shares are subject to a right to purchase granted in favor of Ricardo B. Salinas Pliego and Elisa Salinas Gomez, Mr. Salinas Pliego's aunt. Mr. Salinas and Mrs. Salinas Gomez paid a US$6.65 million non-refundable premium to Azteca Holdings for these purchase rights. However, in order to exercise these purchase rights, Mr. Salinas Pliego and/or his affiliates must first have directly or indirectly acquired the CASA shares or all of our outstanding capital stock, or we must have exercised our right to exchange all of the shares of CASA owned by us for 226,492,629 CPOs of TV Azteca pursuant to the terms of the share exchange agreement dated March 26, 1996 between our company and Azteca Holdings. If Mr. Salinas Pliego and Mrs. Salinas Gomez have not so acquired the CASA shares, and we have not exercised our share exchange right, then we will have the right, in lieu of Mr. Salinas Pliego and Mrs. Salinas Gomez, to exercise up to 34% of Azteca Holdings rights to acquire Unefon shares. If we or Mr. Salinas Pliego and Mrs. Salinas Gomez, if applicable, exercise the purchase rights and acquire the Unefon shares, such shares, together with any cash proceeds or securities received upon the sale of such shares or acquired with such cash proceeds, will be pledged by the applicable party(s) as collateral to secure notes of Azteca Holdings. The purchase rights to acquire Unefon shares expire on December 11, 2002.

COTSA

     On September 30, 1999, Inmuebles Ardoma, S.A. de C.V. (a wholly-owned subsidiary of Grupo SyR (now Grupo Elektra) acquired approximately 90% of the capital stock of Compania Operadora de Teatros, S.A. de C.V. ("COTSA") through the capitalization of Ps.369.6 million of accounts receivable due from COTSA. Before this acquisition, COTSA was a subsidiary of Grupo COTSA. The main assets of COTSA are 86 buildings, most of which are being converted to Elektra and The One stores. Among its assets, COTSA owns 46 properties (formerly theaters), which were transformed into Elektra and The One stores. Of those properties, seven are shared between Elektra and The One. We are currently in the process of transforming another five buildings into stores.

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

     If we create a new banking subsidiary, such subsidiary will be subject to Mexican banking laws and regulations, which may restrict its financial and operational flexibility and may affect our financial performance and profitability.

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

Item 5.  Operating and Financial Review and Prospects

     The following discussion should be read in conjunction with, and is qualified in its entirety by reference to, our Consolidated Financial Statements and the Notes thereto included elsewhere in this Annual Report. Our financial statements have been prepared in accordance with Mexican GAAP, which differ in certain respects from U.S. GAAP. Note 17 to the Consolidated Financial Statements provides a description of the principal differences between Mexican GAAP and U.S. GAAP as they relate to our company and a reconciliation to U.S. GAAP of net income and stockholders' equity. The comparison of the years ended 2000 and 1999 below does not contain detailed segment and geographical information because we did not begin compiling such information until 2000.

Basis of Presentation

     The Consolidated Financial Statements have been prepared on a consolidated basis to reflect the financial condition and the results of operations of our company and our consolidated subsidiaries.

     Mexican GAAP requires that the Consolidated Financial Statements recognize certain effects of inflation. Financial information for all periods in the Consolidated Financial Statements has been restated in constant Pesos as of December 31, 2001 in accordance with the Third Amendment to Bulletin B-10 of the Mexican Institute of Accountants. Effective January 1, 1997, the Fifth Amendment to Bulletin B-10 modified the method of restatement of non-monetary assets for the effects of inflation. Accordingly, the percentage increases discussed herein are adjusted for the general effects of inflation to permit period-to-period comparisons.

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

     With effect from January 1, 2000, we adopted Statement D-4 "Accounting Treatment of Income Tax, Asset Tax and Employees' Profit Sharing" issued by the MIPA. Under this statement, deferred taxes are initially recognized for all differences between book and tax values of assets and liabilities and for tax loss carry forwards and asset tax carry forwards that have a high probability of realization. The adoption of this statement resulted in an increase in stockholders' equity of Ps.263.0 million, including Ps.5.2 million corresponding to minority interest. For the years ended December 31, 2001 and 2000, we recorded Ps.260.8 and Ps.215.2 million provisions, respectively, for deferred income tax, including the loss on monetary position related to the deferred tax asset. Through December 31, 1999, deferred taxes were recognized for non-recurring timing differences between financial pre-tax income and taxable income, which were expected to reverse in an identifiable period.

     In 2001, Statement C-2 "Financial Instruments" went into effect. Under this statement, all derivatives are required to be recognized in the balance sheet as either assets or liabilities, and measured at fair value. The adoption of this statement resulted in a loss for us of Ps.8.3 million.

Critical Accounting Policies

     We have identified the following accounting policies and estimates that require significant judgment as critical to our business operations and the understanding of our results of operations. The associated risks related to these policies and the impact of these policies on our business operations are discussed throughout "Management's Discussion and Analysis of Financial Condition and Results of Operations" where such policies affect our reported and expected financial results. For a detailed discussion of the application of these and other accounting policies, see Notes 3 and 17 to the consolidated financial statements. The preparation of our consolidated financial statements requires us to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of our financial statements, and the reported amounts of revenue and expenses during the reporting period. There can be no assurance that actual results will not differ from those estimates.

Allowance for doubtful accounts

     We perform ongoing credit evaluations of our customers and adjust credit limits based upon payment history and the customer's current credit worthiness. We continuously monitor collections and payments from our customers and maintain a provision for estimated credit losses based upon our historical experience and any specific customer collection issues that we have identified. While such credit losses have historically been within our expectations and the established allowance, we cannot guarantee that we will continue to experience the same credit loss rates that we have in the past.

Deferred income tax and employees' statutory profit sharing

     Our income tax expense and employees' statutory profit sharing is comprised of current expenses and deferred expenses. Deferred income tax represents future receivables or payables resulting from the temporary differences generated from the differences in the accounting and tax treatment of balance sheet items, such as our allowance for doubtful accounts, inventories, property, furniture, equipment and investment in stores, installment sales, and from operating loss carryforwards and credits. Deferred employees' statutory profit sharing is calculated in a similar manner. These temporary differences and tax loss carryforwards and credits are accounted for as deferred tax assets or liabilities on our balance sheet. The corresponding change in the balances of the recognized deferred tax assets and liabilities is recorded in earnings. Deferred tax assets and deferred employees, statutory profit sharing assets are subject to valuation allowances if their being realized is not more likely than not. To the extent that we establish a valuation allowance, or increase this allowance, during a period, we must include an expense within the tax provision in the statement of operations. Significant management judgment is required to determine our provision for income taxes, our deferred tax assets and liabilities and any valuation allowance recorded against our net deferred tax assets.

Property, furniture, equipment and investment in stores

     Property, furniture, equipment and investment in stores is recorded at cost and is depreciated on a straight-line basis over the estimated useful lives of such assets. Changes in circumstances such as technological advances, changes to our business model or changes in our capital strategy can result in the actual useful lives of such items differing from our original estimates. In those cases where we determine that the useful life of any property, furniture, equipment and investment in stores should be shortened, we depreciate the net book value in excess of the salvage value, over its revised remaining useful life thereby increasing depreciation expense.

Goodwill

     We periodically evaluate (acquired businesses for potential indicators of impairment of our goodwill. Our judgment regarding the existence of impairment indicators is based on legal factors, market conditions and operational performance of our acquired businesses. Future events could cause us to conclude that impairment indicators exist and that goodwill associated with our acquired businesses is impaired. Any resulting impairment loss could have a material adverse impact on our financial condition and results of operations.

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

     When an installment sale is made for products at Elektra, Salinas y Rocha, Bodega de Remates or The One stores, the customer signs a promissory note in the amount of the equivalent cash price of the merchandise plus the mark-up and, if applicable, stated interest minus any down payment. At the time of the sale, the equivalent cash price of the merchandise is booked as merchandise revenue, and a net account receivable is generated in the amount of the installment-sale-equivalent cash price minus any down payment. During the term of the installment sale contract, each weekly payment is applied proportionately among the equivalent cash price, the mark-up and the stated interest. The portion of the weekly payment allocated to the equivalent cash price is applied to reduce the account receivable and has no effect on our income statement. The portions allocated to mark-up and stated interest are recognized as merchandise revenues, in each case ratably over the term of the installment transaction. If the customer is late with a weekly payment, the mark-up and stated interest portion of the missed payment is recognized as merchandise revenue and the account receivable is increased by both amounts. Penalty interest is charged on amounts that are past due and is recognized when paid as merchandise revenues. Payments are applied first to any penalty interest balances. In summary, if a customer is current on the payment of an installment sale, the account receivable associated with the installment sale includes only the equivalent cash price portion of the sale (minus the down payment) and is amortized weekly in equal amounts during the term of the installment sale. To the extent that a customer is late on the payments of an installment sale, the account receivable associated with the installment sale includes the remaining equivalent cash price portion (minus the down payment) and any accrued but unpaid mark-up and stated interest.

     During 1999, most installment sales were made under the 26-week and 39-week terms, resulting in an average portfolio length of 34 weeks for 1999. During the first half of 2000, and in light of the political uncertainties at that time, we intentionally reduced our average portfolio to 33 weeks by the end of the second quarter. After the smooth political transition following the presidential election on July 2, 2000, we lengthened again our average portfolio by promoting the 39-week term during the third quarter and the 53-week term during the fourth quarter. Our average portfolio length was 44 weeks in 2000. During the second half of 2001, the 53-week term was heavily promoted, therefore, our average portfolio length was 46 weeks.

During the first quarter of 2002, as a result of our heavy promotion of the 53-week term, our average portfolio length was 53 weeks.

Reserve for Doubtful Accounts

     We record a provision for doubtful accounts at the time of any installment sale in an amount equal to five percent of the cash price of the merchandise sold, plus the markup and less the down payment, if any. Normally, we require a ten percent down payment for all installment sales, but we waive this requirement from time to time for marketing purposes. After giving effect to write-offs, the reserve for doubtful accounts was 5.7% of accounts receivable (net of securitization) due from retail customers as of December 31, 2000 and 5.4% of accounts receivable (net of securitization) due from retail customers as of December 31, 2001. We believe that our reserve policy for installment sales is adequate to cover potential write-offs. Moreover, Elektra continues collection efforts after writing off accounts receivable.

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

     According to Banco de Mexico and the Mexican Ministry of Finance and Public Credit, for the year ended December 31, 2001, the Mexican economy weakened, with a gross domestic product decrease of 0.3%, compared to growth of 6.9% in 2000. Interest rates on 28-day Cetes in 2001 decreased to an average of 11.3%, compared to an average of 15.4% in 2000, and the peso appreciated 4.5% to Ps.9.17 per US$1.00 at the end of 2001 from Ps.9.60 per US$1.00 at the end of 2000. Inflation decreased to a rate of 4.4% in 2001 from 8.9% in 2000. We can give no assurances that economic conditions in Mexico and in the other countries in which we operate will not have adverse effects on our financial condition and results of operations. See Item 5. "Operating and Financial Review and Prospects--Basis of Presentation."

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

Results of Operations

     The following table sets forth certain consolidated financial information of our company expressed as a percentage of total revenues (merchandise, service and other revenues) for the three years ended December 31, 1999, 2000 and 2001:

                                                                             Year Ended December 31,
                                                                         ------------------------------
                                                                          1999        2000        2001
                                                                         ------      ------      ------
Merchandise, service and other revenues ..........................         100%        100%        100%
Cost of merchandise sold and of services .........................       (59.2)      (57.3)      (57.5)
Gross profit .....................................................        40.8        42.7        42.5
Administrative and selling expenses ..............................       (25.7)      (27.3)      (26.0)
Depreciation and amortization ....................................        (4.2)       (4.1)       (4.5)
Operating income .................................................        10.9        11.3        12.0
Comprehensive financing cost (net) ...............................        (2.4)       (2.0)       (2.3)
Income before income taxes and employees' statutory profit sharing         8.5         9.3         9.7
Consolidated net income ..........................................         7.0         7.6         7.3

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

     We present penalty interest as part of our revenues. For the years ended December 31, 1999, 2000 and 2001, the amounts for penalty interest were Ps.369.1 million, Ps.373.7 million and Ps.367.7 million, respectively.

     Depreciation and Amortization Expense

     Prior to 1997, Bulletin B-10 required all property, machinery, equipment and other non-monetary assets, such as our stores and inventory, to be restated based upon replacement cost or the NCPI. Prior to 1997, we had generally restated assets based on replacement cost. Since 1997, the Fifth Amendment to Bulletin B-10 requires non-monetary assets of Mexican origin to be restated based on the NCPI but permits those of non-Mexican origin to be restated based on the devaluation of the Mexican peso against the relevant foreign currency after applying the inflation factor of the relevant foreign country.

     Comprehensive Financing Cost

     As of December 31, 1999, 2000 and 2001, we had approximately US$267.0 million, US$413.7 million and US$497.9 million of monetary liabilities denominated in U.S. dollars, respectively. Virtually all of our monetary liabilities represented our outstanding indebtedness for borrowed money. Our U.S. dollar-denominated monetary assets as of December 31, 1999, 2000 and 2001 amounted to approximately US$33.6 million, US$84.3 million and US$131.2 million, respectively. At December 31, 1999, 2000 and 2001, we also had certain assets and liabilities denominated in several Latin American currencies. Those assets were equivalent to US$40.0 million in 1999, US$43.5 million in 2000 and US$39.3 million in 2001, and the liabilities were equivalent to US$55.1 million in 1999, US$48.8 million in 2000 and US$16.6 million in 2001. Interest income and interest expense associated with our receivables portfolio are reflected in revenue and cost of goods sold, and are not reflected as part of comprehensive financing cost.

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

     Gain on net monetary position. Gain or loss on net monetary position refers to the gains or losses, due to the effects of inflation, from holding net monetary liabilities or assets. A gain on monetary position results from holding net monetary liabilities during periods of inflation, as the purchasing power represented by nominal peso liabilities declines over time. Accordingly, since our monetary liabilities exceeded our monetary assets in 1999, 2000 and 2001, we recorded a gain on monetary position in those periods.

     We also allocate a portion of interest expense as part of cost of sales. Interest expense on funding our installment sales program, presented as part of our cost of sales was Ps.310.6 million, Ps.320.8 million and Ps.308.6 million for the years ended December 31, 1999, 2000 and 2001, respectively.

     Loss on monetary position from accounts receivable included in revenues for the years ended December 31, 1999, 2000 and 2001 was Ps.277.7 million, Ps.238.7 million and Ps.152.7 million. Gain on monetary position on loans obtained to finance the installment sales program was Ps.180.5 million, Ps.155.2 million and Ps.99.3 million for the years ended December 31, 1999, 2000 and 2001.

Year ended December 31, 2001 compared to year ended December 31, 2000

     Merchandise Revenue

     Total revenues in 2001 increased 2%, or Ps.234.6 million, to Ps.15,608.4 million from Ps.15,373.8 million in 2000. Merchandise revenues decreased 1% in 2001 to Ps.12,396.1 million from Ps.12,466.0 million in 2000. Credit revenues increased 10%, from Ps.2,907.3 in 2000 to Ps.3,212,3 million in 2001.

     Merchandise Revenue by Store Chain. Merchandise revenues include revenue from sales of merchandise and, to a lesser extent, revenue from sales of extended warranties and income from our money transfers services. Merchandise revenues came primarily from Elektra's retail network, which accounted for 84% of total merchandise revenues, with 8.0%, 4.0% and 4.0% of revenues coming from Salinas y Rocha, Bodega de Remates and The One stores, respectively. Merchandise revenues in the Elektra stores increased 1% to Ps.10,366 million in 2001 compared to Ps.10,223 million in 2000. This increase was partially offset by decreases in our other store chains. Merchandise revenues decreased 2% , to Ps.958 million in 2001 from Ps.974 million in 2000 in our Salinas y Rocha stores. Merchandise revenues decreased 3%, to Ps.518 million in 2001 in our Bodega de Remates stores. Merchandise revenues sales decreased 25%, to Ps.554 million in 2001 from Ps.735 million in 2000, in our The One stores, as this store continues to perform below expectations, with below target sales and margins. The objective for The One continues to be growing sales to achieve an acceptable level of profitability.

     Merchandise Revenue by Products and Services. During 2001, sales in our core product lines (electronics, white goods, furniture and small appliances) decreased 4% to Ps.10,293 million, compared to Ps.10,723 million in 2000. This decrease was largely the result of overall declines in sales of electronics, white goods and furniture and was partially offset by an increase in sales of small appliances, both of which were caused by a slowdown in the Mexican economy. In addition, consolidated merchandise revenues were boosted by two new product lines, telephones, whose contribution to revenues rose to 3% in 2001 from 1% in 2000, and computers, which did not contribute to revenues in 2000 but represented 3% of merchandise revenues in 2001.

     Milenia. During 2001, our extended warranty program, Milenia, reported a 27% increase in revenue to Ps.208 million, from Ps.163 million in 2000. This increase was the result of an intensive point-of-sale advertising campaign to promote this service.

     Fotofacil. In 2001, Fotofacil continued to operate 180 mini-labs, reporting revenues of Ps.156 million, a 20% increase compared to Ps.130 million in 2000. This increase was the result of an intensive point-of-sale advertising campaign to promote this service.

     Unefon. In 2001, revenues related to our agreement with Unefon 2001 reached Ps.378 million, almost tripling sales of Ps.132 million in 2000. Unefon has reached coverage of 15 cities. To date we have sold more than 425,000 handsets at 350 stores. We have also generated increased revenue from sales of telephones and pre-paid calling cards (371 million minutes of airtime sold in 2001, compared to 22.5 million minutes in 2000). The increases were the result of Unefon's increased coverage in Mexico and the rollout of Unefon's products into an increased number of stores. As of December 31, 2001, we had a Ps.43.9 million outstanding account receivable from Unefon.

     Dinero en Minutos. During 2001, the volume of operations in our international money transfer service with Western Union faced increased competition that led to price declines. This resulted in a 4% decline in the volume of operations as compared to 2000, and in a 25% decrease in revenue for the year, to Ps.353 million, compared to Ps.468 million in 2000.

     Dinero Express. Grupo Elektra's intra-Mexico money transfer service reported an 18% increase in revenue, from Ps.131 million in 2000 to Ps.154 million in 2001. This was caused by an increase in our share of the Intra-Mexico money transfer market and our aggressive advertising of this product.

     Computers, peripherals and accessories. Revenues of this product line in 2001 reached Ps.331 million, the first year in which we offered these products. During 2001, we sold approximately 28,000 PC's and more than 63,000 peripherals.

     Merchandise Revenue by Region. During 2001, merchandise revenues from our operations in Mexico decreased 1% to Ps.11,681 million from Ps.11,757 million in 2000, while merchandise revenues from our operations outside Mexico increased Ps.715 million, or 1%, compared to Ps.709 million in 2000.

     Installment Sales Revenue

     Installment Sales Revenue by Store chain. Installment sales revenues in 2001 came primarily from Elektra's retail network, which accounted for 86% of total installment sales revenues, with 9.0%, 3.0% and 2.0% of such revenues coming from Salinas y Rocha, Bodega de Remates and The One stores, respectively. Installment sales revenues in the Elektra stores increased 11% to Ps.2,769 million in 2001 compared to Ps.2,485 million in 2000. Installment sales revenue in the Salinas y Rocha stores revenue increased 17% to Ps.284 million from Ps.242 million in 2000, while Bodega de Remates installment sales revenue decreased 6% to Ps.96 million from Ps.102 million in 2000 and The One installment sales revenue decreased 19% to Ps.64 million from Ps.79 million in 2000.

     Installment Sales Revenue by Region. During 2001, installment sales revenues from our operations in Mexico increased 9% to Ps.2,974 million from Ps.2,722 million in 2000, while installment sales revenues from our operations outside Mexico reached Ps.239 million, a 28% increase compared to Ps.186 million in 2000. These increases were caused by the lengthening of our average receivables payment terms as a result of our promotion of the 53-week payment term in 2001.

     Gross Profit

     Consolidated gross profit rose 1% from Ps.6,566 million in 2000 to Ps.6,631 million in 2001. Meanwhile, consolidated gross profit as a percentage of total revenues decreased 20 basis points to 42.5% in 2001 from 42.7% in 2000. Merchandise gross profit decreased 3%, from Ps.4,423.8 million in 2000 to Ps.4,283.1 million in 2001. Merchandise gross margin fell 90 basis points from 35.5% in 2000 to 34.6% in 2001. This decrease was largely the result of a 31% decrease in same-store contribution in 2001 compared to 2000 from the The One store chain and was coupled with more aggressive price and promotion campaigns across all of our store chains. Credit gross profit rose 10%, from Ps.2,142.1 million in 2000 to Ps.2,348.3 million in 2001. Credit gross margin fell 60 basis points, from 73.7% in 2000 to 73.1% in 2001. This was primarily the result of a 9% higher provision for doubtful accounts in 2001 compared to 2000 and a 36% lower monetary gain from our credit operations.

     The repair provision for our extended warranty program, Milenia, increased 26.7%, or Ps.13.1 million, to Ps.62.1 million in 2001 from Ps.49.0 million in 2000. This increase was the result of a 27.5% increase in the sale of extended warranties to Ps.208.1 million in 2001 from Ps.153.3 million in 2000.

     Administrative and Selling Expenses

     Administrative and selling expenses, which include salaries, rent and other occupancy expenses, advertising, sales and collections commissions and other operating expenses, decreased 3%, to Ps.4,066 million in 2001 from Ps.4,204 million in 2000. This decrease was largely the result of our on-going expense-control initiatives, which led to declines in most of our expense lines. As a percentage of gross profit, administrative and selling expenses decreased to 26.0% in 2001 from 27.3% in 2000.

     EBITDA

     EBITDA, excluding monetary losses and gains reported in revenues and cost of goods sold, rose 7%, or Ps.173 million, to Ps.2,619 million in 2001 from Ps.2,446 million in 2000. This was largely the result of enhanced operating leverage and a decrease in operating expenses (excluding depreciation and amortization).

     Depreciation and Amortization

     Depreciation and amortization increased 12%, or Ps.75 million, to Ps.707 million in 2001 from Ps.632 million in 2000. This increase was due primarily to Ps.469.5 million in net capital expenditures associated with the opening of new stores and the remodeling of existing stores, including the stores acquired from La Curacao Mexico.

     Comprehensive Financing Cost

     Comprehensive financing costs increased 70% in 2001 to Ps.507 million from Ps.298 million in 2000, due to a 35% increase in net interest expense and a 77% decrease in monetary gains, which were partially offset by a 92% decrease in foreign exchange loss. Interest income decreased to Ps.131 million in 2001 from Ps.205 million in 2000 as a result of lower interest rates in the local money market. Interest expense increased to Ps.781 million in 2001 from Ps.686 million in 2000, due primarily to the funding of the store expansion program and an increase in our credit portfolio. The foreign exchange loss was Ps.9 million in 2001 compared to a loss of Ps.114 million in 2000. Gains in the net monetary position decreased to Ps.170 million in 2001 from Ps.297 million in 2000 due to a lower Mexican inflation rate of 4.4% for 2001, compared with the 9.0% rate for 2000. In 2001, we reported Ps.135.5 million income from other financial operations which was the result of the penalty fee coming from the non-exercise of the CASA option. See "Item 4. Information on the Company--Strategic Investments--CASA."

     Taxes

     Income before taxes and employees' statutory profit sharing increased 5% to Ps.1,506 million in 2001 from Ps.1,433 million in 2000.

     Provision for income tax and employees' statutory profit sharing increased 151% or Ps.327 million, to Ps.543 million in 2001 from Ps.216 million in 2000, which resulted from greater use of our tax-loss carry forwards in 2001 compared to 2000. As a percentage of pre-tax income, the provision for income tax, asset tax and employees' statutory profit sharing increased to 36.1% in 2001 from 15.1% in 2000, due mainly to our election to consolidate our subsidiaries for tax purposes in 2001. This increase was partially offset by the use of the tax loss carry forwards of Grupo SyR, whose merger with Grupo Elektra was completed during 2000.

     We have several operating subsidiaries with tax loss carry forwards. Other than in connection with the merger of Grupo Elektra and Grupo SyR, which made available tax loss carry forwards to us, our subsidiaries file individual income tax returns. With effect as of 1999, the Mexican Income Tax Law modified the regulations for tax consolidation by limiting consolidation from 100% to 60% of net operating losses generated in the future.

     In 2001, Elektra's investment in CASA, which is booked under the equity participation method, recorded income of Ps.187.0 million, net of amortization of goodwill, compared to a loss of Ps.23.3 million in 2000.

     Net Income

     Income of minority stockholders in 2001 was Ps.13.0 million, a decrease of 39% from Ps.21.3 million in 2000. The income of minority stockholders is primarily related to the investment of funds put in escrow pursuant to the Western Union transaction in shares of Elektra affiliates.

     Net Income of majority stockholders decreased 3%, or Ps.35 million, to Ps.1,137 million in 2001 from Ps.1,172 million in 2000. Adjusted net income (net income excluding all non-cash items) decreased 12.2%, to Ps.889 million in 2001 from Ps.1,012 million in 2000. Earnings per CPO decreased 4%, or Ps.0.04 to Ps.0.93 in 2001 from Ps.0.97 in 2000.

     Year ended December 31, 2000 compared to year ended December 31, 1999

     Total revenues in 2000 increased 17.9%, or Ps.2,329.0 million, to Ps.15,373.3 million from Ps.13,044.3 million in 1999. Merchandise revenues (which includes mark-up on installment sales and penalty interest) accounted for 97.7% of total revenues in 2000 and 99.1% in 1999. Money transfer services increased to 3.9% of total revenues in 2000 from 3.0% in 1999. The monetary loss on accounts receivable represented (1.6%) of total revenues in 2000, compared to (2.1%) in 1999.

     Merchandise Revenue

     Merchandise revenues, including cash and installment sales, increased 16.1%, or Ps.2,087.0 million, in 2000 to Ps.15,013.6 million from Ps.12,926.6 million in 1999. Merchandise and credit revenues came primarily from Elektra's retail network at 86% of total merchandise revenues, with 8.2% and 4.9% of revenues coming from Salinas y Rocha and The One stores, respectively. The increase in merchandise and credit revenues was largely due to a 13.7% consolidated increase in same store sales and the opening of a net of four new stores, which increased selling space by 1%. This increase was partially offset by a 9.4% decline in sales at The One stores. Consolidated same-store contribution rose 15.1% in 2000, reflecting our successful strategy of focusing on high-margin products and services directed to our target market. Monetary loss on accounts receivable in 2000 decreased 14.0%, or Ps.38.9 million, to Ps.238.7 million from Ps.277.6 million in 1999, primarily due to a lower inflation rate of 8.9% in 2000, compared to 12.3% in 1999.

     Installment Sales Revenue

     Installment sales decreased as a percentage of our total merchandise revenues in 2000, representing 63.4% of total merchandise revenues in 2000, compared to 66.4% in 1999, while cash sales represented the remaining 36.6% and 33.6% in 2000 and 1999, respectively. Our aggregate revenue from mark-ups on installment sales and penalty interest, which is included in total revenues, increased by 15.8% in 2000, from Ps.2,716.7 million in 1999 to Ps.3,146.1 million in 2000. Included in these amounts are mark-ups on installment sales of Ps.2,772.3 million and Ps.2,347.5 million, and penalty interest of Ps.373.8 million and Ps.369.2 million in 2000 and 1999, respectively. The overall increase in revenues from installment sales largely resulted from a 13.6% increase in 2000 in the number of active installment sales accounts, which totaled 1.9 million as of December 31, 2000.

     Money Transfer Services Revenue

     Revenues from electronic money transfer services in 2000 rose 51.4%, or Ps.203.2 million, to Ps.598.5 million from Ps.395.3 million in 1999. Our U.S.-Mexico money transfer agreement with Western Union recorded a 64.4% increase in revenue, from Ps.284.0 million in 1999 to Ps.467.1 million in 2000, resulting from a 4.4% increase in the number of operations and the increase in our share of the commission. Elektra's intra-Mexico money transfer service recorded a 22.4% increase in revenue in 2000, due to a 28.5% increase in the number of transactions. Factors driving this growth in volume include the close proximity of our stores to customers, the convenient hours offered by our stores, and our "Frequent Client" loyalty program, through which frequent customers receive additional benefits.

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

     Interest on funding installment sales allocated to the cost of sales increased 3.3%, or Ps.10.2 million, from Ps.310.6 million in 1999 to Ps.320.8 million in 2000, while the provision for doubtful accounts rose 24.3% to Ps.599.7 million in 2000 from Ps.482.5 million in 1999. These increases resulted from a 20.0% increase in gross accounts receivable, from Ps.4.1 billion in 1999 to Ps.4.9 billion in 2000 and a slight increase in the amount reserved for doubtful accounts, from the usual 5% to 6%, effective on all installment sales as of the fourth quarter of 2000.

     The repair provision for extended warranties increased 65.0%, or Ps.19.3 million, to Ps.49.1 million in 2000 from Ps.29.8 million in 1999, resulting from a 64.9% increase in the sales of extended warranties in 2000 compared to 1999.

     Administrative and Selling Expenses

     Administrative and selling expenses, which include salaries, rent and other occupancy expenses, advertising, sales and collections commissions and other operating expenses, rose 25.4% to Ps.4,203.7 million in 2000 from Ps.3,352.2 million in 1999. As a percentage of total revenues, administrative and selling expenses increased to 27.3% in 2000 from 25.7% in 1999, resulting primarily from salary increases of senior management, increased hiring in our regional and corporate offices, increased freight costs associated with higher sales volume, increased consulting fees and information technology expenses and maintenance upgrades for all of our stores. We record such expenses immediately instead of capitalizing them over time. We believe that our increased administrative and selling expenses are associated with improvements in the performance and quality of our long-term operations.

     EBITDA

     EBITDA, excluding monetary losses and gains reported in revenues and cost of goods sold, rose 18.0%, or Ps.372.4 million, to Ps.2,445.6 million in 2000 from Ps.2,073.2 million in 1999. This was largely the result of enhanced operating leverage resulting from a 15.1% increase in same-store contribution in 2000.

     Depreciation and Amortization

     Depreciation and amortization increased 14.9%, or Ps.82.1 million, to Ps.631.6 million in 2000 from Ps.549.5 million in 1999. This increase primarily reflects the Ps.461.1 million spent in 2000 on capital expenditures associated with the acquisition of the ADN software operation system, the opening of eight stores, the conversion of 56 Hecali stores to The One, the closing of four stores, and the remodeling of five and the relocation of four Elektra stores.

     Comprehensive Financing Cost

     Comprehensive financing costs decreased 4.6%, or Ps.14.4 million, in 2000 to Ps.297.6 million from Ps.312.0 million in 1999, largely due to a 31.1% year-on-year decrease in net interest expense and a 1.6% year-on-year increase in monetary gain, which were only partially offset by a foreign exchange loss in 2000 compared to a foreign exchange gain in 1999. Net interest expense in 2000 decreased to Ps.480.8 million from Ps.630.4 million in 1999, due primarily to the placement of US$275 million in eight-year Senior Notes in March 2000, which significantly strengthened our financial position by enabling us to effectively retire shorter-term debt and extend our debt profile. We recorded a foreign exchange loss of Ps.114.1 million in 2000 compared to a Ps.26.1 million foreign exchange gain in 1999, due to decline of the peso against the US dollar by 1.2% in 2000. Monetary gains rose to Ps.297.1 million in 2000 compared to Ps.292.3 million in 1999 due to a higher level of net monetary liabilities.

     Taxes

     Income before taxes and employees' statutory profit sharing increased 28.6%, or Ps.318.2 million, to Ps.1,432.7 million in 2000 from Ps.1,114.5 million in 1999.

     Provision for income tax and employees' statutory profit sharing increased 97.0% or Ps.106.5 million to Ps.216.3 million in 2000 from Ps.109.8 million in 1999, resulting from the application of Bulletin D-4 of the Mexican Institute of Accountants, which changed the recognition of deferred taxes. This increase was partially offset by the use of tax loss carry-forwards of Grupo SyR, whose merger with Grupo Elektra was completed during 2000.

     We have several operating subsidiaries with tax loss carry forwards. Except for the merger of Grupo SyR and Grupo Elektra, which made available tax loss carry-forwards to Grupo Elektra, our subsidiaries file individual income tax returns. As of 1999, the Mexican Income Tax Law changed the regulations for tax consolidation purposes by limiting consolidation from 100% to 60% of net operating losses generated in the future.

     In 2000, Elektra's investment in CASA, which is booked under the equity participation method, recorded a loss of Ps.23.3 million, net of amortization of goodwill, compared to a loss of Ps.92.4 million in 1999.

     Net Income

     Income of minority stockholders in 2000 was Ps.21.3 million, a decrease of 14.3% from Ps.24.8 million in 1999. The income of minority stockholders is primarily related to the investment of funds put in escrow pursuant to the Western Union transaction in shares of Elektra affiliates.

     Net income of majority stockholders increased 32.1% or Ps.284.6 million to Ps.1,171.9 million in 2000 from Ps.887.3 million in 1999. Earnings per CPO increased 32.9%, or Ps.0.24, to Ps.0.97 in 2000 from Ps.0.73 in 1999.

     Contractual Obligations

     The following table sets forth information with respect to the Company's contractual obligations as of December 31, 2001:

                                                                      Payments Due by Period
                                             ---------------------------------------------------------------------
                                                             Less than 1                                 After 5
Contractual Obligations                         Total           year       1-3 years     4-5 years        years
----------------------------------------     -----------     -----------  -----------    ---------     -----------

Long-Term Debt .........................     Ps  3,713.9           -      Ps.   894.1    Ps. 298.0     Ps. 2,521.8
Capital Lease Obligations ..............     Ps.   203.0     Ps. 129.1    Ps.    73.9          -               -
Operating Leases .......................     Ps. 1,510.2     Ps. 309.5    Ps.   519.6    Ps. 214.6     Ps.   466.5
Unconditional Purchase Obligations .....             -             -              -            -               -
Other Long-Term Obligations ............     Ps.    31.9     Ps.   7.5    Ps.    15.0    Ps.   7.5     Ps.     1.9
Total Contractual Cash Obligations .....     Ps. 5,459.0     Ps. 456.1    Ps. 1,492.6    Ps. 520.1     Ps. 2,990.2


Liquidity and Capital Resources

     Liquidity

     Our net working capital increased to Ps.4,380 million as of December 31, 2001, compared to Ps.2,961 million as of December 31, 2000. The increase in our working capital during 2001 was principally attributable to a Ps.1,114 million increase in cash, coupled with a Ps.571 million decrease in short-term liabilities. Our cash and cash equivalents were Ps.1,914 million as of December 31, 2001, as compared to Ps.800 million as of December 31, 2000. Meanwhile, total interest-bearing liabilities at the end of 2001 were Ps.4,809 million, compared to Ps.4,520 million at the end of 2000. As a result, net debt at the end of 2001 reached Ps.2,893 million, representing a 18% decrease compared to the Ps.3,530 million at the end of 2000.

     We fund our operations through cash flow from operations and borrowings. Cash flow provided by operations in 2001 was Ps.1,830.4 million as compared to Ps.418.9 million in 2000. This increase is primarily attributable to an increased operating profitability, as evidenced by our year-to-year increases in both operating profits and EBITDA (7% and 2%, respectively), partially offset by increased needs in net working capital.

     Total debt with cost equivalent to US$524.4 million as of December 31, 2001 matures as follows:

                      Maturity Date                     Debt Amount
                 Year ended December 31,        (in millions of US dollars)

             2002 ..........................         US   $119.40
             2003 ..........................                48.75
             2004 ..........................                48.75
             2005 ..........................                16.25
             2006 ..........................                16.25
             2008 ..........................               275.00

     In 1999, 2000 and 2001, we advanced an aggregate of Ps.21.3 million, Ps.19.5 million and Ps.27.9 million, respectively, to affiliates. Outstanding advances to affiliates, including accrued interest, were Ps.34.8 million in 1999, Ps.44.9 million in 2000 and Ps.51.2 million in 2001. Certain advances were financed by short - term bank loans. As of December 31, 2001, we had accounts receivable of Ps.262.8 million that arose in the ordinary course of business with affiliates.

     In July, 2001 we secured a US$130 million syndicated loan facility from an international group of financial institutions, led by Salomon Smith Barney. The loan was used to lengthen our debt position from an average term of 2.5 years to four years. The loan is structured in two US$65 million tranches. Tranche A carries an interest rate of LIBOR plus a margin of 275 basis points and matures in three years. Tranche B carries an interest rate of LIBOR plus a margin of 325 basis points and matures in five years.

     We also meet our working capital requirements through the financing of accounts receivable. Net receivables balances of Ps.3,387.1 million and Ps.3,853.7 million were on our books as of December 31, 2001 and 2000, respectively.

     We utilize Elektrafin to securitize our receivables. In 1997, we issued our first two securitization programs for a total of Ps.866.3 million (nominal) on the Mexican Stock Exchange with Nafin acting as the fiduciary issuer of the securities. These two programs have been fully paid off. In April 1998, we launched a Ps.793.3 million (nominal) four-year revolving securitization program, the first of its kind in Mexico. In December 1998, we launched our second two-year revolving securitization of receivables in an offering of Ps.200 million (nominal). These two programs were fully paid off as of December 2001. In 1999, we issued another three-year revolving securitization of receivables in an offering of Ps.200 million (nominal), with the rate being the higher of TIIE plus 150 basis points or the yield of the UDI over 28 days. This was our third revolving securitization and the fifth one completed through the Mexican Stock Exchange. In April 2000, we issued our sixth securitization program for a further Ps.350 million. This issue has a total term of four years, three revolving and one of amortization, and yields a real rate of interest of 8.35% per annum. In March 2001, we securitized Ps.650 million of accounts receivable under a three-year term with an interest rate of TIIE plus 200 basis points. In July, 2001, we securitized an additional Ps.550 million under a four year-term bearing an interest of TIIE plus 70 basis points. As of December 31, 2001, our revolving securitization programs have raised for us a total of approximately US$400 million. The high quality and performance of our revolving securitizations programs have enabled us to maintain a "AAAmex" rating. There has been a strong demand for our active issuances, which provides attractive financing alternatives for us where the proceeds are used primarily to pay short-term debt and to finance our working capital. Our securitization programs are arranged on a non-recourse basis. Maintenance of the programs and reinvestment of collection proceeds in new receivables requires compliance with certain overcollateralization, quality and receivables performance standards.

     Capital Expenditures

     Capital expenditures for the years ended December 31, 1999, 2000 and 2001 were Ps.520.9 million, Ps.461.1 million and Ps.610 million, respectively. Capital expenditures for store openings and improvements were Ps.182.9 million in 1999, Ps.129.0 million in 2000 and Ps.496.3 million in 2001. Other capital expenditures for distribution centers, data processing equipment and trucks totaled Ps.337.9 million in 1999, Ps.332.1 million in 2000 and Ps.113.7 million in 2001. The acquisition of Salinas y Rocha during 1999 involved a capital expenditure of Ps.991.3 million, or US$91.9 million. Our capital expenditures are expected to be approximately Ps.712 million for 2002, including the cost of opening new stores and expanding existing stores, as well as investing in information systems.

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

Recent Developments

     Dividend. On April 22, 2002, our shareholders declared a dividend equivalent to US$16 million, which represented 6% of the EBITDA of US$286 million reported for 2001. On March 30, 2001, our shareholders had declared a net dividend of US$15 million, on an EBITDA of US$244 million for 2000. Our policy during the past years has been to declare a dividend of between 6% and 7% of EBITDA.

     Single Series Initiative. Our capital stock is currently comprised of three different series of shares as follows:

     o Series "A" shares, with full voting rights, representing 33.5% of total outstanding shares,

     o Series "B" shares, with full voting rights, representing 56.4% of total outstanding shares, and

     o Series "L" shares, with limited voting rights, representing 10.1% of total outstanding shares.

     At its meeting held on April 18, 2002, our Board of Directors passed a resolution to convert all of our existing shares into a single class of shares, with equal dividend and voting rights. In order to become effective, this conversion must be approved by our shareholders.

     Currently, our shares are publicly held in the form of Ordinary Participation Certificates ("CPOs"), which are comprised of two series "B" shares and one series "L" share, and in the from of Global Depository Receipts ("GDRs") that trade on the New York Stock Exchange (each of which represents ten
CPOs). The CPOs and GDRs represent approximately 26.5% of the total economic rights of Grupo Elektra, but only 19.7% of the total voting rights. In connection with the conversion of our existing shares into a single class of shares, we intend to terminate the trust through which the CPOs are held (the "CPO Trust"). After the termination of the CPO Trust the ADRs will directly represent the new single class of shares.

     The conversion of the existing series of our capital stock into a single series will not alter the economic rights of our shareholders. However, the conversion will increase the voting rights of certain of our shareholders, in particular our minority shareholders because after the conversion, our shares that are publicly held will possess 26.5% of both our economic and voting rights.

     Through the conversion of our existing shares into a single series of shares, we are demonstrating our commitment to international best corporate governance practices.

     Through this initiative, we hope to:

     o    Improve the liquidity of our capital stock.

     o    Make it easier to track and evaluate per share performance.

     o Improve the fairness and transparency of our equity structure and provide the same rights for all of our shareholders by eliminating the CPO trust that currently holds some of our shares.

     o Continue being at the forefront of corporate governance best practices and meeting the expectations of the capital markets.

     The Banking License. On April 4, 2002, the Mexican Ministry of Finance approved our application to operate a consumer bank. This was the first new banking license granted in Mexico since the 1994 Mexican economic crisis. Initially, we expect to establish a bank during 2002 that will be our wholly-owned unrestricted subsidiary. We are establishing the bank in order to optimize financing for our customer receivables, which are an integral part of our retail strategy. Therefore, the bank will house all of our consumer financing operations, while our money transfer operations will remain with the retail segment of our business. We do not intend to open stand-alone bank branches, but will have the bank's products and services offered through service windows or mini-branches located in our stores. The bank's credit operations will be funded through our current securitization program, deposits, and the inter-bank and capital markets. We intend to eventually offer the services that are currently offered through Banco Serfin through our banking subsidiary. See
Item 4. "Information on the Company--Services--Banking Services."

     Securitization Program. In June 2002, we launched a Ps.500.9 million (nominal) four-year revolving securitization program. This program has a term of four years, three revolving years and one year of amortization, which yields a real rate of interest of TIIE plus 90 basis points per annum.

     Operations in Latin America. At the end of 2001, we discontinued credit sales in the Dominican Republic and El Salvador. This had a negative impact on sales in those countries. Our plan of action for this area includes the divestiture of the Dominican Republic operations and the possible closing of operations in El Salvador. As of the printing of this document, we have signed a term sheet with a group of local investors that we expect to acquire the 23 Dominican Republic stores, subject to a definitive agreement. We believe that this is a decision that will increase our focus and optimize returns on our most promising assets.

     The One Stores. During 2002, we closed 10 The One Stores as part of our strategy to increase efficiency and profitability in The One stores. See Item 4. "Information on the Company--The One--Strategies."

Derivative Instruments

     From time to time, Grupo Elektra uses hedging instruments designed to lessen the impact of fluctuations in foreign currency exchange rates, interest rates and the Company's stock price. See Item 11. "Quantitative and Qualitative Disclosure about Market Risk."

Other Items

     Income Tax

     The Mexican corporate income tax rate became 35% as of January 1, 1999. Our income tax expense as a percentage of income before taxes and employees' statutory profit sharing was 15.1% in 2000 and 36.1% in 2001.

     Before 2000, taxable income normally differed significantly from accounting income due to (i) the effect of the deduction for tax purposes of inventory purchases, offset by the non-allowable deduction of cost of sales, (ii) differences with respect to the amounts recorded to reflect the effects of inflation and (iii) certain nondeductible expenses.

     In accordance with this statement, the accrued tax effects as of January 1, 2000 (an increase of Ps.263.0) were recorded directly to stockholders' equity. For the year ended December 31, 2001, we recorded a Ps.260.8 million charge to income related to the deferred tax effects.

     Asset Tax

     Since 1995, an asset tax is payable at the rate of 1.8% on the net amount of certain assets and liabilities, but only when the amount of asset tax thus calculated exceeds the income tax due. Asset tax paid may be recovered in the following ten years to the extent income tax exceeds asset tax in those years. We were not required to pay such asset taxes for the years 1999, 2000 and 2001.

U.S. GAAP Reconciliation

     Mexican GAAP differ in certain important respects from U.S. GAAP. The application of the latter would have affected the determination of consolidated net income, expressed in pesos of December 31, 2001 purchasing power for each of the three years in the period ended December 31, 2001, and the determination of consolidated stockholders' equity at December 31, 2000 and 2001, also expressed in pesos as of December 31, 2001 purchasing power, to the extent summarized in
Note 17 to the Consolidated Financial Statements.

Pursuant to Mexican GAAP, our financial statements recognize certain effects of inflation in accordance with Bulletin B-10 and Bulletin B-12. These effects have not been reversed in the reconciliation to U.S. GAAP.

     Sales and money transfer services under U.S. GAAP were Ps.10,605.3 million, Ps.12,465.9 million and Ps.12,396.1 million for the fiscal years 1999, 2000 and 2001, respectively, compared with merchandise, service revenue and other under Mexican GAAP of Ps.13,044.4 million, Ps.15,373.3 million and Ps.15,608.4 million for the comparable periods. Operating income under U.S. GAAP as of December 31, 1999, 2000, and 2001 was Ps.1,958.9 million, Ps.2,392.6 million and Ps.2,474.0 million, respectively, compared to Ps.1,426.4 million, Ps.1,730.3 million and Ps.1,858.2 million, respectively, under Mexican GAAP.

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

     Net income under U.S. GAAP was Ps.1,744.6 million (Ps.0.34 per share), Ps.1,347.6 million (Ps.0.37 per share) and Ps.1,093.6 million (or Ps.30 per share) for the fiscal years 1999, 2000, and 2001, respectively, compared with income of majority stockholders under Mexican GAAP of Ps.887.3 million (Ps.0.26 per share), Ps.1,171.9 million (Ps.0.32 per share) and Ps.1,136.7 million (Ps.0.31 per share) for the comparable periods. Majority stockholders' equity under U.S. GAAP as of December 31, 2000 and 2001 was Ps.2,024.4 million and Ps.2,572.2 million respectively, as compared to Ps.5,566.9 million and Ps.5,956.7 million, respectively, under Mexican GAAP.

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

New Accounting Pronouncements

Mexican GAAP

     In November 2001, the Mexican Institute of Public Accountants (MIPA) issued revised Bulletin C-9, "Liabilities, Provisions, Contingent Assets and Liabilities and Commitments" ("Bulletin C-9"), which supersedes existing Bulletin C-9, "Liabilities" and Bulletin C-12, "Contingencies and commitments". Bulletin C-9 establishes a methodology for valuation, presentation and disclosure of liabilities and provisions, as well as for valuation and disclosure of contingent assets and liabilities, and for disclosure of commitments. Among other things, Bulletin C-9 establishes guidelines for the recognition and non-recognition of liabilities in the event of extinguishments, restructurings or conversion to equity. In addition, it introduces the concept of discounting long-term provisions. With respect to contingent liabilities, Bulletin C-9 states that all contingent liabilities that have a probability of being realized must be accounted for and disclosed in the financial statements, contingent liabilities that have a possibility of being realized (but are not necessarily probable) should not be accounted for in the financial statements, but must be disclosed, and contingent liabilities that have a remote realization should not be accounted for in the financial statements and are not required to be disclosed. Bulletin C-9 also requires disclosure of committed amounts when such amounts represent significant fixed asset additions, contracted services and goods that exceed the Company's immediate needs or if the commitment is considered a contractual obligation. The provisions of Bulletin C-9 are required to be applied beginning on January 1, 2003, although early adoption is recommended. We are currently evaluating the impact that the adoption of Bulletin C-9 will have on our consolidated financial statements.

     In December 2001, the MIPA issued Bulletin C-8, "Intangible Assets" ("Bulletin C-8"), which defines intangible assets as costs incurred and rights or privileges acquired that will generate a future economic benefit. Bulletin C-8 provides a clear definition of research and development costs, requiring that only development costs may be deferred to a future period. Furthermore, Bulletin C-8 states that preoperating costs should be expensed as a period cost, unless they can be classified as development costs. Bulletin C-8 requires that goodwill and intangible assets, including previously existing goodwill and intangible assets, with indefinite useful lives should not be amortized, but should be tested for impairment annually. Goodwill and intangible assets with finite useful lives should be amortized over their useful lives. The provisions of Bulletin C-8 are required to be applied beginning on January 1, 2003, although early adoption is recommended. We are currently evaluating the impact that the adoption of Bulletin C-8 will have on our consolidated financial statements.

U.S. GAAP

     In September 2000, the FASB issued SFAS No. 140 "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities - a replacement of FASB No. 125", ("SFAS 140"). SFAS 140 revises the standards for accounting for securitizations and other transfers of financial assets and collateral, but it carries over most of the provisions of SFAS 125 without change. SFAS 140 is effective for transfers of financial assets occurring after March 31, 2001. The adoption of SFAS 140 did not change the U.S. GAAP accounting of our current securitization program.

     In July 2001, the FASB issued SFAS No. 141, "Business Combinations" ("SFAS 141") which supersedes APB Opinion No. 16, "Business Combinations" and amends or supersedes a number of related interpretations of APB 16. The statement is effective for all business combinations initiated after June 30, 2001 and for all business combinations accounted for by the purchase method that are completed after June 30, 2001. SFAS 141 addresses financial accounting and reporting for business combinations, eliminates the pooling-of-interests method of accounting for business combinations, and prescribes the initial recognition and measurement of goodwill and other intangible assets, accounting for negative goodwill and the required disclosures in respect of business combinations. The adoption of SFAS 141 did not have a material impact on our consolidated financial statements.

     In July 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"), which supersedes APB Opinion No. 17, "Intangible Assets". SFAS 142 addresses the manner in which intangible assets that are acquired individually or with a group of other assets (but not those acquired in a business acquisition) should be accounted for in financial statements. SFAS 142 addresses how goodwill and other intangible assets should be accounted for both upon their acquisition and after they have been initially recognized in the financial statements. SFAS 142 discontinues the practice of amortizing both existing and future acquired goodwill. Furthermore, negative goodwill must now be reflected as a one-time extraordinary gain. In addition, SFAS 142 states that upon adoption, any remaining negative goodwill must be written off as a change in accounting principle. The provisions of SFAS 142 are required to be applied starting with fiscal years beginning after December 15, 2001. SFAS 142 is required to be applied at the beginning of an entity's fiscal year and is required to be applied to all goodwill and other intangible assets recognized in the financial statements at that date. We are currently evaluating the impact that the adoption of SFAS 142 will have on our consolidated financial statements. As of December 31, 2001, intangible assets under US GAAP consisted of goodwill Ps331,010 and negative goodwill Ps496,234.

     In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations" ("SFAS 143"). SFAS 143 requires the recognition of a liability for the legal obligations associated with the retirement of a tangible long-lived asset that results from the acquisition, construction and (or) normal operation of the asset. The liability is recognized at fair value in the period in which it is incurred if a reasonable estimate of fair value can be made. A corresponding asset retirement cost is added to the carrying value of the long-lived asset and is depreciated to expense using a systematic and rational method over its useful life. SFAS 143 is effective for fiscal years beginning after June 15, 2002. Upon initial adoption, a liability is recognized for existing asset retirement obligations and the associated asset retirement cost is capitalized as an increase to the carrying value of the asset. The recognized liability and asset are adjusted for cumulative accretion and accumulated depreciation, respectively, from the time period when the asset retirement obligation would have originally been recognized had this statement been in effect to the date of initial adoption. The cumulative effect of initial adoption of SFAS 143 is recorded as a change in accounting principle. We estimate that the adoption of SFAS 143 will not have a material impact on our consolidated financial statements.

     In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144"). SFAS 144 supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of" and the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions". SFAS 144 retains the fundamental provisions of SFAS 121 for recognition and measurement of the impairment of long-lived assets to be held and used, but resolves a number of implementation issues and establishes a single accounting model for assets to be disposed of SFAS 144 also retains the requirement of reporting discontinued operations separately from continuing operations and extends that reporting requirement to a component of an entity that either has been disposed of by sale, abandonment or distribution to owners or is classified as being held for sale. The provisions of SFAS 144 are effective for financial statements issued for fiscal years beginning after December 15, 2001 and their interim periods. The provisions of SFAS 144 for long-lived assets to be disposed of by sale or otherwise are effective for disposal activities initiated after the effective date of SFAS 144 or after its initial application. We are currently evaluating the impact that the adoption of SFAS 144 will have on our consolidated financial statements.

     In April 2002, the FASB issued SFAS No. 145, "Rescission of SFAS Nos. 4, 44, and 64, Amendment of SFAS 13, and Technical Corrections as of April 2002." SFAS 145 rescinds SFAS No. 4, "Reporting Gains and Losses from Extinguishment of Debt," SFAS No. 44, "Accounting for Intangible Assets of Motor Carriers," and SFAS 64, "Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements." As a result, gains and losses from extinguishment of debt will no longer be classified as extraordinary items unless they meet the criteria of unusual or infrequent as described in Accounting Principles Boards Opinion 30, "Reporting the Results of Operations -Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions." In addition, SFAS 145 amends SFAS No. 13, "Accounting for Leases," to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. SFAS 145 also amends other existing authoritative pronouncements by making various technical corrections and clarifying certain definitions, or describe their applicability under changed conditions. We are presently evaluating the impact, if any, that these new standards will have on our consolidated financial statements.

Item 6.  Directors, Senior Management and Employees

Directors

     Our Board of Directors is composed of nine members and their alternates who are elected for one-year terms at our ordinary meeting of shareholders. Eight of the directors are elected by the holders of Class A Shares and Class B Shares voting as a single class. The remaining member is appointed by the holders of Class L Shares. Four of the directors appointed by the Class A and Class B shareholders and the director appointed by the Class L shareholders must be independent directors who are not employed by or affiliated with us. The following table lists our current directors, their position, their principal occupation and the year of their appointment to the board. On August 28, 2000, our shareholders elected a new Board of Directors, comprised of the following persons.

Name                                   Principal Occupation                                             Director Since       Age
----                                   --------------------                                             --------------       ---
Appointed by A and B Shareholders
Ricardo B. Salinas Pliego(1) .......   Chairman of the Board of Grupo Elektra                                1993             46
Hugo Salinas Price(2) ..............   Honorary President of Grupo Elektra                                   1993             70
Pedro Padilla Longoria .............   Chief Executive Officer of TV Azteca                                  1993             36
Elisa Salinas Gomez(1) .............   Director of Production, Azteca Digital                                1993             37
Guillermo Salinas Pliego(1) ........   President of Dataflux, S.A. de C.V.                                   1993             42
David Williams .....................   Chairman of Alliance Capital Management Corporation                   2000             70
Carlos Fernandez Gonzalez ..........   Vice Chairman & Chief Executive Officer of Grupo Modelo S.A. de       2000             36
                                       C.V.
Karen L. Hendricks .................   Retired Chairman of Baldwin Piano & Organ Company                     2002             54

Appointed by L Shareholders
Roberto Servitje Achutegui .........   Chairman of Grupo Altex, S.C                                          2000             49

---------------
(1) Child of Hugo Salinas Price.
(2) Father of Ricardo B. Salinas Pliego and Guillermo Salinas Pliego.

     Statutory Auditor

     In addition to the Board of Directors, our bylaws provide for a statutory auditor elected at the ordinary general meeting of shareholders and, if determined at such meeting, an alternate statutory auditor. Under Mexican law, the duties of statutory auditors include, among other things, the examination of the operations, books, records and any other documents of a company and the presentation of a report of such examination at the annual ordinary general meeting of shareholders. The statutory auditor is required to attend all of our Board of Directors and shareholder meetings. We currently have one statutory auditor, Francisco Javier Soni Ocampo, a partner at PricewaterhouseCoopers, who has held the position since 1993.

     Corporate Governance

     In October 1999, our shareholders approved amendments to our bylaws which enacted significant changes in our corporate governance policies. These changes were designed to increase our transparency and accountability to our shareholders and to encourage good communications with our minority shareholders. The shareholders approved a decrease in the size of the Board of Directors, from 14 directors to 9. In addition, the number of independent directors increased from three to four. Of the nine directors, no more than five may be nominated by or affiliated with the Controlling Shareholders or with our management, providing for greater representation of minority shareholders. In addition, the shareholders approved a corporate governance charter and a requirement that beginning with the 1999 Annual Report, our annual report will contain a section on corporate governance and on the work of each of the Board committees during that fiscal year.

     The shareholders also authorized the creation of the following new board committees, each of which is comprised of three members, two of whom must be independent directors.

     o The Investments Committee reviews any material investments we make outside the ordinary course of business or not included in the annual budget and, with regard to such investments, evaluates opportunities and business risks. The members of the Investments Committee are Karen
          L. Hendricks (Chairman), Carlos Fernandez Gonzalez, Guillermo Salinas Pliego and Alvaro Rodriguez Arregui (upon invitation).

     o The Audit Committee reviews our financial reporting procedures and internal financial control systems, as well as the activities and independence of independent auditors and the activities of internal audit staff. Audit Committee meetings are attended by both external auditors and our controller. The members of the Audit Committee are Carlos Fernandez Gonzalez (Chairman), Karen L. Hendricks, Guillermo Salinas Pliego and Javier Soni Ocampo (non-member of the Board of Directors).

     o The Management Compensation Committee reviews and makes recommendations to the Board of Directors with regard to the compensation, including incentives and bonuses, of senior executive officers of our company. The members of the Compensation Committee are Roberto Servitje Achutegui (Chairman), David Williams, and Pedro Padilla Longoria.

     o The Related Party Transactions Committee reviews any material transactions with a related party of our company or our Controlling Shareholders. The members of the Related Party Transactions Committee are David Williams (Chairman), Roberto Servitje Achutegui and Pedro Padilla Longoria. In 2000, this committee considered and approved the decision to enter into an option agreement with CASA. See Item 4. "Information on the Company--Strategic Investments--CASA." In addition, the committee also approved the decision to enter into an agreement with Todito in May 2000. See Item 4. "Information on the Company--Our Business--Our Strategy--E-catalog" and "--Strategic Investments."

Executive Officers

     The following table lists each of our senior executive officers, his position, years of service as an executive officer (with us or our predecessor entities), and age, as of May 27, 2001:


                                                                                                    Years as
Name                             Position                                                       Executive Officer              Age
----                             --------                                                       -----------------              ---
Ricardo B. Salinas Pliego ....   Chairman of the Board and President                                   19                      46
Javier Sarro Cortina .........   Chief Executive Officer                                               11                      36
Arturo Ramos Ochoa ...........   Chief Operating Officer                                                9                      51
Mario Gonzalez Gonzalez ......   Vice President Marketing                                               2                      48
Gonzalo Garcia De Luca .......   Vice President Financial Services                                      2                      36
Manuel Gonzalez Palomo .......   Vice President Information Technology                                  2                      44
Alvaro Rodriguez Arregui .....   Chief Financial Officer                                                2                      34

Filiberto Jimenez Diaz .......   General Director of Store Operations                                   6                      31
Gabriel Roqueni Rello ........   General Counsel                                                                               40
Ricardo Martinez Cruz ........   Secretary of the Board of Grupo Elektra
                                 (not a member of the Board)                                           10                      31

Director and Officer Biographies

     Ricardo B. Salinas Pliego has served as our President since 1989 and as Chairman of our Board of Directors since 1993. Mr. Salinas is also President of Unefon since 1998 and a director of Unefon since 1999. Prior to joining us in 1981, he worked at Arthur Andersen and The Brinkman Company. Mr. Salinas studied public accounting at the Instituto Tecnologico y de Estudios Superiores in Monterrey ("ITESM") and graduated with Honors in 1977. He went on to receive his Masters in Finance from the University of Tulane in 1979. Mr. Salinas also serves on the board of directors of numerous Mexican companies including Dataflux, Biper, Cosmofrecuencias and Todito. Recently, Mr. Salinas Pliego became the first foreigner to be recognized by the University of Tulane as a Distinguished Alumni.

     Hugo Salinas Price has served as our Honorary President since 1993. From 1952 to 1987, Mr. Salinas served as a director of our company. In 1997, he founded the Asociacion Civica Mexicana Pro-Plata A.C., for which he currently serves as president. Mr. Salinas holds degrees from Wharton and ITESM and a degree in Law from the Universidad Nacional Autonoma de Mexico ("UNAM").

     Pedro Padilla Longoria has served as a Series A and B Director since 1993 and served as our Chief Executive Officer from 1993 until 2001. Mr. Padilla has been Chief Executive Officer of TV Azteca since August, 2000 and he also serves on the board of directors of Biper, Unefon and Cosmofrecuencias. Mr. Padilla has extensive experience in cross border financial and commodities transactions. Mr. Padilla holds a degree in Law from UNAM.

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

     David Williams has served as a Series A and B Director since 2000. Since 1977 he has been the Chairman of Alliance Capital Management Corporation, an investment management firm. Prior to joining Alliance Capital he served as Chairman of Mitchell, Hutchins, Inc. and Vice President of Waddell & Reed Inc. Mr. Williams is a graduate of the University of Texas, and holds an MBA from the Harvard Business School. He is also a Director of AXA Financial, Inc., and a trustee of the American Federation of Arts, the Foreign Policy Association and the Metropolitan Museum of Art.

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

     Karen L. Hendricks is the retired President, CEO, and Chairman of the Baldwin Piano & Organ Company where she served from 1995 to 2001. Prior to joining Baldwin, she was Executive V.P. and General Manager of the Dial Corporation's Skin Card Division. She is currently a Board member of Corn Products International, Inc. and formerly served on the Boards of the Columbia Energy Group and AC Nielsen Corporation.

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

     Arturo Ramos Ochoa has served as Chief Operating Officer since 1993. His prior experience at our company includes positions as Director of Furniture, Director of Merchandise, Director of Sales and Director of General Operations. Mr. Ramos has a bachelor's degree in Accounting from the Guadalajara University.

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

     Gonzalo Garcia de Luca has served as Vice President for Financial Services since March 2000. His responsibilities include our credit sales, collection, money transfer business and savings program. Since joining our company in 1996, he has also been responsible for our first securitization of accounts receivable as well as financial planning, structured finance and investor relations. Prior to 1996, he worked for Banamex, Grupo Posadas, Bursamex, and the Mexican Internal Revenue Service (Secretaria de Hacienda y Credito Publico). Mr. Garcia holds an MBA from the IPADE and a bachelor's degree from the ITAM.

     Manuel Gonzalez Palomo has served as Vice President of Systems since 2000. Since joining Electra in 1990, he held the positions of Director of Finance, Director of Human Resources and General Director of Systems. Mr. Gonzalez holds a bachelor's degree in accounting, an MBA and a Masters in Operations Research, all from the Instituto Tecnologico de Estudios Superiores de Monterrey (ITESM).

     Alvaro Rodriguez Arregui has served as our Chief Financial Officer since 1999. Appointed Chief Financial Officer of Unefon in 1997, he helped raise US$1 billion to start that company, and established its accounting, administration, budget, finance, legal and treasury departments. Before joining Unefon he worked for several years as a banker in Latin America, Europe and the United States. Mr. Rodriguez holds a bachelor's degree from the Instituto Tecnologico Autonomo de Mexico (ITAM) and an MBA from Harvard Business School.

     Filiberto Jimenez Diaz has served as the General Director of Store Operations since 2000. He joined our company in 1996 after spending two years at a consulting firm, and has oversaw the launch of our Latin American operations as one of his early job responsibilities. Since then, he has served as the Director of Operations for our Elektra stores, and as the CEO of the Salinas y Rocha after we purchased the company in March 1999. Mr. Jimenez holds a degree in Marketing and an MBA with a major in International Business.

     Gabriel Roqueni Rello has served as our General Counsel since 2000. Since joining our company in 1990, he previously served as a General Corporate Lawyer and as General Director of Operations. Mr Roqueni is a graduate of The Universidad Panamericana (UP).

     Ricardo Martinez Cruz has served as our Corporate and Legal Affairs Director and as a non-member Secretary of our Board of Directors since 1999. He joined our company in 1992 as a General Corporate Lawyer. Mr. Martinez holds a Bachelor's Degree in Law from the Universidad Nacional Autonimo de Mexico
(UNAM).

Compensation of Directors and Officers

     For the year ended December 31, 2001, the aggregate compensation paid to our executive officers (a total of 75 persons in senior and middle-level management) for services in all capacities was approximately Ps.71.9 million (approximately US$7.4 million). Traditionally, a token compensation was paid by our company to each member of the Board of Directors represented by one gold coin (centenario) per meeting attended. On January 26, 2000, our shareholders approved a resolution to pay each director an annual fee of US$25,000. In 1994, we established a non-contributory pension plan for our employees, including our officers. During 1999, 2000 and 2001, the charges to income related to such pension plan and seniority premiums were approximately Ps.7.4 million, Ps.9.5 million and Ps.7.6 million, respectively. As of December 31, 2001, the liabilities related to seniority premiums and such pension plan were Ps.56.8 million compared to Ps.49.2 million 2000.

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

     As of December 31, 2001, options to acquire approximately 63 million CPOs at prices of Ps.2.50, Ps.3.25 or Ps.4.00 per CPO (depending on the relevant employment date) had been granted to 457 executives and key employees, of which 45,678,828 had been exercised. See Note 11 to our Consolidated Financial Statements.

     Set forth below are the number of CPO options, their exercise price and the expiration dates of all options outstanding as of December 31, 2001:


         Number of Unexercised Options        Exercise Prices     Current Expiration Dates
         ------------------------------      -----------------   --------------------------
                  15,755,581                        2.50              February 28, 2024
                     888,441                        3.25              February 28, 2024
                     638,337                        4.00              February 28, 2024
           -----------------
   Total          17,282,359
           =================

Employees

     The following table sets forth the number of our employees, broken down by category of employment and geographical location for the years ending December 31, 1999, 2000 and 2001.

                                                         Number of Employees
                                                         as at December 31,
                                               ------------------------------------------
                                                  1999            2000            2001
                                               ---------        --------        ---------
Number of employees ........................     18,541          19,442          18,235

Category of activity
     Store employees .......................      9,389           9,171           7,121
     Credit and collections employees ......      4,251           4,471           5,118
     Corporate and administrative ..........      4,901           5,800           5,996

Location
     Mexico ................................     16,765          17,430          16,215
     Dominican Republic ....................        198             375             522
     El Salvador ...........................        372             314             192
     Guatemala .............................        471             518             359
     Honduras ..............................        326             336             388
     Peru ..................................        409             469             559

     For a more detailed discussion of our employees and labor relations, see
Item 4. "Information on the Company--Our Business--Employees;"
"--Elektra--Elektra in Mexico--Employees;" "--Elektra--Elektra in Latin America--Employees;" "--Grupo SyR--Employees;" "--The One--Employees."

Share Ownership

     As of May 1, 2002, the heirs of Hugo Salinas Rocha, including Ricardo B. Salinas, our President and Chairman of the Board of Directors, and members of his immediate family, may be deemed to have beneficial ownership of 85.92% of our Series A Shares, 66.72% of our Series B Shares, and 11.78% of our Series L Shares. See Item 7. "Major Shareholders and Related Party Transactions--Major Shareholders." None of our other directors or executive officers is the beneficial owner of more than 1% of any class of our capital stock.

Item 7.  Major Shareholders and Related Party Transactions.

                               MAJOR SHAREHOLDERS

Grupo Elektra, S.A. de C.V.

     As a result of a ten for one stock split in October 1997, at December 31, 2001, we had 4,329,459,055 shares of capital stock authorized, of which 1,495,024,470 were Series A Shares, 2,347,018,555 were Series B Shares and 487,416,030 Series L Shares. At December 31, 2001, 1,249,126,710 Series A Shares were issued and outstanding, 2,001,705,795 Series B Shares were issued and outstanding and 380,535,321 Series L Shares were issued and outstanding. The following table sets forth, as of December 31, 2001, certain information with respect to the beneficial ownership of our capital stock of (i) each person who is known by us to own more than 5% of either the currently outstanding A Shares, B Shares or L Shares and (ii) all executive officers and directors as a group.

                                                                             SHARES OWNED
                                 -------------------------------------------------------------------------------------------------
                                      SERIES "A" SHARES           SERIES "B" SHARES             SERIES "L" SHARES
                                 --------------------------  ----------------------------   -------------------------
                                                                                                                        Aggregate
                                                                                                                       Percentage
                                                                                                                           of
                                              Percentage of                 Percentage of                 Percentage   Outstanding
Identity of Owner                  Number         Class          Number         Class         Number       of Class      Shares
-----------------                -----------  -------------  -------------  -------------   ----------    -----------  -----------
Hugo Salinas Rocha's heirs(1)     318,229,59      25.48        512,739,174      25.78        7,101,285        1.89        23.19
Esther Pliego de Salinas(2)      650,307,870      52.06         60,570,340       3.05       30,285,170        7.97        20.49
All executive Officers and       968,537,464      77.54      1,218,681,414      61.28       44,775,590       11.92         1.67
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

     The capital structure of our company, as of May 31, 2002 is the same as set forth in the above table.

     The controlling beneficial shareholders of our company are the heirs of Hugo Salinas Rocha, including Ricardo B. Salinas and Esther Pliego de Salinas (collectively, the "Controlling Shareholders"). The Controlling Shareholders collectively own 968,537,464 A Shares, representing 77.54% of the currently outstanding A Shares, and 1,218,681,414 B Shares, representing approximately 61.28% of the currently outstanding B Shares. In addition, the Controlling Shareholders own 44,777,590 L Shares, representing approximately 11.92% of the outstanding L Shares. The Controlling Shareholders thus control approximately 71% of our equity, while 29% is owned by outside investors. Through ownership of these shares, the Controlling Shareholders currently have the power to determine the outcome of substantially all actions requiring shareholder approval, including the power to elect eight of our nine directors and to determine whether or not dividends will be paid.

     If our single series initiative is approved by our shareholders, our equity structure will reflect the single class of stock. See "Item 5. Operating and Financial Review and Prospects--Recent Developments--Single Series Initiative."

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

Loans to Affiliates

     From time to time, we have made loans to our affiliates. However, as of April 29, 2002, there were no material loans to affiliates outstanding.

Loans from Affiliates

     On January 19, 2000, January 28, 2000 and February 15, 2000, TV Azteca made a series of short-term loans to our company, for an aggregate amount of Ps.200.4 million (US$20 million), each accruing interest at an annual rate of 13%. We repaid these loans on March 31, 2000.

Purchase of CASA "N" Shares

     On March 26, 1996, we purchased 35.8% of the capital stock of CASA, a holding company through which our controlling shareholders own their interests in TV Azteca and Grupo COTSA. CASA indirectly owns (through Azteca Holdings, S.A. de C.V., an intermediate holding company) approximately 56.7% of the outstanding common stock and 51% of the voting stock of TV Azteca and 26.2% of the outstanding common stock and 50.0% of the voting stock of Grupo COTSA.

     On September 1, 2000, we entered into an option agreement with CASA pursuant to which we granted CASA a twelve-month option to purchase all of our shares of CASA. CASA had until October 12, 2001 to exercise this option. CASA did not exercise the option and paid a penalty of US$15.8 million to us for such failure to exercise. See "Item 4. Information on the Company--Strategic Investments--CASA."

TV Azteca Advertising Agreements

     In connection with the investment in CASA, the shareholders of CASA caused subsidiaries of TV Azteca to enter into a Television Advertising Time Agreement with us on March 25, 1996 (the "Unsold Airtime Agreement"). Under the Unsold Airtime Agreement, TV Azteca agreed to air not less than 300 commercial spots per week for a period of 10 years, each spot with 20 seconds average duration, totaling 5,200 minutes each year, in otherwise unsold airtime. In exchange for such television advertising time, Elektra agreed to pay TV Azteca US$1.5 million each year, payable in advance each year. TV Azteca may not terminate the Unsold Airtime Agreement. However, we may terminate the Unsold Airtime Agreement at any time upon at least 90 days' notice. Our rights under the Unsold Airtime Agreement may be transferred to third parties. For the years ended December 31, 1999, 2000 and 2001, we recorded advertising expenses of Ps.11.1 million, Ps.15.3 million and Ps.17.1 million, respectively, under this agreement

     On December 22, 1998, we entered into a Television Advertising Time Agreement with TV Azteca (the "Prime Airtime Agreement"). Under the Prime Airtime Agreement, TV Azteca has agreed to air commercial spots for Elektra at discounted rates based on the gross rating points assigned to the airtime chosen by us for each commercial spot. At least 60% of the commercial spots must be aired on "stellar" airtime, i.e. from 7:00 p.m. to midnight, and half of this 60% (30%) must be aired on "prime" airtime, i.e. from 9:00 p.m. to 11:00 p.m. The remaining 40% may be aired on airtime other than from 7:00 p.m. to midnight. Under the Prime Airtime Agreement, we determine each year how much airtime to purchase from TV Azteca for that particular year. In 1999, we purchased Ps.21 million of airtime under this agreement, but in 2000 and 2001, we did not purchase any airtime under this agreement. The Prime Airtime Agreement was executed for a term of five years. The Prime Airtime Agreement may not be terminated by Elektra, but may be terminated at any time by TV Azteca upon at least 15 business days' notice. Our rights under the Prime Airtime Agreement may not be transferred to third parties.

     On February 17, 2000, we entered into an additional advertising agreement with TV Azteca effective for one year, pursuant to which TV Azteca will air commercial spots for us at rates based on the rating points assigned per program. At December 31, 2001 and 2000, we purchased airtime amounting to Ps.53.1 million and Ps.53.2, respectively, million under this contract.

     In May, 2001, Elektra del Milenio, S.A. de C.V., a subsidiary of ours, entered into an advertising agreement with TV Azteca pursuant to which Elektra del Milenio purchased advertising time on TV Azteca's channel 7 and channel 13 for the time period from May 2001 through December 2001. We paid a total of Ps.54.5 million, in five monthly installments, to TV Azteca as consideration for this agreement.

COTSA

     On September 30, 1999, Inmuebles Ardoma, S.A. de C.V. (a wholly-owned subsidiary of Grupo SyR) acquired approximately 90% of the capital stock of COTSA in exchange for capitalizing Ps.369.6 million of accounts receivable due from COTSA. See Item 4. "Information on the Company--Strategic
Investments--CASA."

Unefon Agreement

     As part of our investment in CASA and through CASA, in TV Azteca, we indirectly own 9.1% of Unefon. At the August 31, 2000 meeting of our Committee on Related Party Transactions, it was agreed to terminate our previous agreement with Unefon, dated October 15, 1999, and to enter into a new ten-year agreement beginning January 1, 2000.

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

     We recorded revenues under these agreements of Ps.56.9 million, Ps.26.4 million and Ps.4.7 million for the years ended December 31, 1999, 2000 and 2001, respectively.

     We also sell certain goods to Biper and Radiocel including electronic devices, computers and communication equipment. Revenues from sales to Biper and Radiocel for the years ended December 31, 1999, 2000 and 2001 amounted to Ps.79.6 million, Ps.125.2 million and Ps.5.8 million, respectively.

Todito.com ("Todito")

     As approved by our Related Party Transactions Committee, we entered into an agreement with Todito on May 9, 2000 for a duration of five years, pursuant to which Elektra, Salinas y Rocha and The One rent space in their stores to Todito, in which Todito installs Internet kiosks and offer its services through its www.todito.com Internet portal. In addition, our stores provide Todito with space on all their web pages (www.elektra.com.mx, www.salinasyrocha.com.mx ) to place a fixed icon with the Todito logo, and, in return, Todito provides the stores with space on its website to place a fixed icon, which works as a link to the stores' web pages. The stores also grant the right to Todito to sell, on an exclusive basis, its banner and button inventory appearing on their web pages.

     Customers may make payments for sales completed through the Todito Internet portal at our stores, which will be paid a commission on payments received. The stores are required to deposit the amounts collected in a Todito account within three days following the collection.

     For the year ended December 31, 2001 we generated Ps.0.2 million of revenues from this agreement, while in 2000 the agreement generated no revenue for us.

Item 8.  Financial Information

Consolidated Financial Statements

     See Item 18. "Financial Statements." and pages F-1 through F-85.

Legal Proceedings

     We do not believe that any legal proceedings to which we or any subsidiary are a party will, individually or in the aggregate, have a material adverse effect on our business, financial condition or results of operation.

     Suspension of Payments

     In September 1983, Elektra Mexicana, S.A. de C.V. ("Elektra Mexicana") and certain subsidiaries of Elektra Mexicana were subject to suspension of payments proceedings in Mexico as a result of the inability to pay debts due to the devaluation of the peso in the early 1980s. Elektra Mexicana is currently a subsidiary of our company and was, at the time of the suspension of payments proceedings, the owner and operator of our Elektra stores. In 1984, the Mexican court having jurisdiction over the suspension of payments proceedings approved a plan of reorganization (the "Plan") for Elektra Mexicana and its subsidiaries. As a result of the suspension of payments proceedings, we and our current operating subsidiaries were formed to operate our business. Elektra Mexicana has paid the settlement claims stipulated in the Plan and is in the process of proving the payment of such claims to the authorities. Once payment has been proven, the suspension of payments process will be formally terminated. We are aware of three creditors who did not consent to the Plan. Two of these creditors have filed no objection to the Plan and have not sought to collect any amounts owed to them. One financial institution (the "Financial Institution") has sought to enforce a promissory note in the original principal amount of US$3,375,000, together with accrued interest and penalty interest to the date of repayment. Under the terms of the Plan, the Financial Institution is entitled to receive Ps.444,251. The Financial Institution has instituted two separate proceedings in the Mexican federal courts seeking to enforce the promissory note. Each of these proceedings has been dismissed, the court holding that the suspension of payments proceeding is the appropriate forum for the Financial Institution to pursue its claim. The last of these proceedings was dismissed on August 12, 1993. Since such date, the Financial Institution has taken no further action to enforce its claim, and we believe that such claim would now be barred by the statute of limitations. We believe that the maximum amount for which Elektra Mexicana may be liable to the three creditors who did not consent to the Plan is Ps.1.7 million, which we have recorded as a liability. Based on the advice of our legal counsel, we believe our potential liability does not exceed the amount already recorded. If the Financial Institution were to prevail for amounts significantly in excess of the amount recorded by us and if Elektra Mexicana could not otherwise satisfy the Financial Institution's claim, a court could order the sale of certain property leased to us (including a warehouse and a small number of stores). There can be no assurance that we would be able to renew any such leases on the same or similar terms.

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

Dividend Policy

     For a discussion of our dividend policy, see Item 3. "Key
Information--Dividends."

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

     Our A, B and L Shares (together, "the Shares") are also listed on the Mexican Stock Exchange. The A and B Shares have traded infrequently. Since the initial issuance of L Shares on December 13, 1993, the L Shares have been traded on Subsection "A" of the Mexican Stock Exchange. Subsequent to the restructuring of our capital effected on July 12, 1994 (the "Recapitalization"), the CPO has replaced the L Share as the principal form of equity security of our company traded in Mexico. In December 1994, we completed a Level II listing in the form of GDRs on the NYSE which is traded under the symbol "EKT". On December 18, 2000, we completed the merger of Grupo Elektra into Grupo SyR, as a result of which all pre-merger Shares, CPOs and GDSs were technically replaced with identical numbers of post-merger Shares, CPOs and GDSs, with identical features, of Grupo SyR, which is now named Grupo Elektra. At December 31, 2000, 111,731,940 of our CPOs were represented by 11,173,194 GDSs. Approximately 9% of our total number of CPOs were held in the form of GDSs in 2000. At December 2001 there were 85,437,420 of our CPOs represented by 8,543,742 GDSs. Approximately 7% of our total number of CPOs were held in the form of GDSs in 2001. As most of the GDSs are held by a nominee of The Depository Trust Company, it is not practicable for us to determine the number of GDSs or shares beneficially owned in the United States.

     The following tables set forth, for the periods indicated, the reported high and low sales prices of our principal form of equity security on the Mexican Stock Exchange, and of GDRs on the New York Stock Exchange. Prices have not been restated in constant currency units or to reflect the stock split described below.

                                            Mexican Stock Exchange                  New York Stock Exchange
                                            Nominal Pesos Per CPO                          US$ per GDS
                                             High            Low                      High              Low
                                             ----            ---                      ----              ---
1996                                   Ps.   6.42       Ps. 3.37                 US$ 16.38        US$  8.75
1997                                        14.30           6.07                     37.12            15.00
1998                                        14.40           3.18                     18.00             2.88

1999:

        First Quarter                  Ps.   6.70       Ps. 3.80                 US$  7.06        US$  3.50
        Second Quarter                       7.42           5.22                      8.00             5.43
        Third Quarter                        5.54           4.04                      5.93             4.37
        Fourth Quarter                       9.46           4.30                      9.93             4.43

2000:

        First Quarter                  Ps.  13.20       Ps. 7.84                 US$ 14.25        US$  8.12
        Second Quarter                      11.80           6.80                     12.68             6.93
        Third Quarter                       11.30           8.00                     11.62             8.68
        Fourth Quarter                      10.80           7.84                     11.00             8.12

                                            Mexican Stock Exchange                  New York Stock Exchange
                                            Nominal Pesos Per CPO                          US$ per GDS
                                             High            Low                      High              Low
                                             ----            ---                      ----              ---
2001
        First Quarter                  Ps  10.20        Ps. 7.64                 US$ 10.62        US$  7.87
        Second Quarter                      9.20            7.80                      9.98             8.16
        Third Quarter                       9.25            4.44                     10.07             4.70
        Fourth Quarter                      6.47            4.40                      6.95             4.55

2002

        January                        Ps. 6.88         Ps. 5.95                 US$  7.50        US$  6.40
        February                           6.77             6.01                      7.43             6.55
        March                              7.54             6.50                      8.50             7.07
        April                              8.93             7.50                      9.67             8.30
        May                                9.20             7.80                      9.98             8.44
        June                               9.22             8.28                      9.80             8.20

--------------------------------
(1)  Through June 20, 2001.

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

     At its meeting held on April 18, 2002, our Board of Directors approved the conversion of all of our existing shares into a single class of shares. In connection with the conversion of our existing capital stock into a single class, we intend to terminate the trust through which certain of our CPOs are held, after which our GDSs will directly represent the new single class of capital stock.

     The conversion of the existing series of our capital stock into a single series will not alter the economic rights of our shareholders. However, the conversion will increase the voting rights of certain of our shareholders, in particular our minority shareholders. After the conversion, our shares that are publicly held will possess 26.5% of both our economic and voting rights. See
Item 5. "Operating and Financial Review and Prospects--Recent Developments--Single Series Initiative."

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

Item 10.  Additional Information.

                                     BYLAWS

     Set forth below is a brief summary of certain significant provisions of our bylaws and Mexican law. This description does not purport to be complete and is qualified by reference to our bylaws, which have been filed as an exhibit to this Annual Report. For a description of the provisions of our bylaws relating to our Board of Directors, Executive Committee and statutory auditors, see Item
6. "Directors, Senior Management and Employees."

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

     Under Mexican law, holders of shares of any series are also entitled to vote as a class on any action that would prejudice the rights of holders of shares of such series but not rights of holders of shares or other series, and a holder of shares of such series would be entitled to judicial relief against any such action taken without such a vote. The determination whether an action requires a class vote on these grounds would initially be made by the Board of Directors or other party calling for shareholder action. A negative determination would be subject to judicial challenge by an affected shareholder, and the necessity for a class vote would ultimately be determined by a court. There are no other procedures for determining whether a proposed shareholder action requires a class vote, and Mexican law does not provide extensive guidance on the criteria to be applied in making such a determination. See Item
5. "Operating and Financial Review and Prospects--Recent Developments--Single Series Initiative."

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

Other Provisions

     Variable capital. Our capital stock has a fixed minimum of Ps.556,237,160, without right of redemption, represented by 4,329,459 055 common or ordinary, non par value Series A and/or Series B Shares and/or Series L Shares with limited right to vote. The variable part of our capital stock is unlimited and is represented by shares of equal characteristics. However, no variable capital has been subscribed as of December 31, 2001.

     Increases in the fixed minimum portion of the capital stock without the right of retirement are carried out by resolution of the General Extraordinary Shareholders Meeting, being necessary in those cases to amend these bylaws. The variable part of the capital stock of our company may be increased without modifying the bylaws, by resolution of the General Ordinary Shareholders Meeting.

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

     As required by Articles 220 and 221 of the Mexican General Corporate Law, if there were any holders of the variable portion of our capital stock, such holders would be entitled to require us to redeem such shares at the holder's option at any time at a redemption price equal to the lower of (i) 95% of the average market value of such shares on the Mexican Stock Exchange for 30 trading days preceding the date on which the exercise of the option is effective and
(ii) the book value of such shares at the end of the fiscal year in which the exercise of the option is effective.

     Exclusive jurisdiction. Our bylaws provide that legal actions relating to the execution, interpretation or performance of the bylaws shall be brought only in Mexican courts.

     Duration. The duration of the corporation is for 99 years from the date of registration with the Public Registry of Commerce.

     Purchase by our company of our shares. According to Mexican law, we may repurchase our shares on the Mexican Stock Exchange at any time at the then prevailing market price. Each year, the stock repurchase policies are established by the Board of Directors, and the amount of shares to be repurchased must be approved by the annual general ordinary shareholders meeting. In the event of any such repurchase, our capital stock is reduced automatically in an amount equal to the assumed par value of each repurchased share (determined by dividing our outstanding capital stock by the number of shares outstanding immediately prior to such repurchase); if the purchase price of such shares exceeds the assumed par value, the difference is charged against amounts allocated from net earnings to a special reserve created for the repurchase of shares. Repurchased shares are held by our company as treasury stock, pending future sales thereof on the Mexican Stock Exchange or cancellation. Our capital stock is automatically increased upon the resale of such shares in an amount equal to their assumed par value; any excess amount is allocated to the special reserve referred to above. The economic and voting rights corresponding to repurchased shares may not be exercised during the period in which such shares are owned by us, and such shares are not deemed to be outstanding for purposes of calculating any quorum or vote at any shareholders' meeting during such period.

     If the conversion of our existing shares into a single series is approved by our shareholders, we will make appropriate amendments to our by-laws to reflect the single series equity structure. See Item 5. "Operating and Financial Review and Prospects--Recent Developments--Single Series Initiative."

                               MATERIAL CONTRACTS

     On September 1, 2000, we entered into an option agreement with CASA, pursuant to which CASA held a twelve-month option to purchase the 35.8% of CASA stock that we currently own. CASA did not exercise the option and paid us a penalty of US$15.8 million for such failure to exercise. See Item 4. "Information on the Company--Strategic Investments--CASA."

                                EXCHANGE CONTROLS

     Mexico has had a free market for foreign exchange since 1991, and the government has allowed the Peso to float freely against the U.S. dollar since December 1994. There can be no assurance that the government will maintain its current foreign exchange policies. See Item 3. "Key Information--Selected Financial Data--Exchange Rates."

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

     If the conversion of our existing shares into a single series and the termination of the CPO trust is approved by our shareholders, the limitations set forth above will be applicable to our new single series of common stock. See
Item 5. "Operating and Financial Review and Prospects--Recent
Developments--Single Series Initiative."

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

     If approved by our security holders, the CPO Trust will be dissolved and the CPO certificates will be cancelled in connection with our single series initiative. See Item 5. "Operating and Financial Review and Prospects--Recent Developments--Single Series Initiative."

                                    TAXATION

     The following summary contains a description of the principal Mexican and United States federal income tax consequences of the purchase, ownership and disposition of the Notes, CPOs or the GDSs, but does not purport to be a complete analysis of all the potential tax considerations relating thereto. This summary is based on the tax laws of Mexico and the United States in force on the date of this Annual Report, including the provisions of the income tax treaty between the United States and Mexico (the "Tax Treaty"), which are subject to change. This summary deals only with holders that will hold Notes, CPOs or GDSs as capital assets and does not address tax considerations applicable to investors that may be subject to special tax rules, such as banks, tax-exempt organizations, insurance companies, dealers in securities or currencies, persons that will hold the Notes, CPOs or GDSs as part of an integrated investment (including a "straddle") comprised of Notes, CPOs or GDSs and one or more other positions, persons that have a "functional currency" other than the U.S. Dollar and persons that own or are treated as owning 10% or more of our voting shares (including CPOs), nor does it address the tax treatment of holders of Notes who did not acquire the Notes at their issue price as part of their initial distribution.

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

     Tax Considerations Relating to the Notes

     Mexican Taxation

     Taxation of Interest and Principal

     As of January 1, 2001, under Mexico's Income Tax law, payments of interest made by us in respect of the Notes (including payments of principal in excess of the issue price of such Notes, which, under Mexican law, are deemed to be interest) to a non-resident holder will generally be subject to a Mexican withholding tax assessed at a rate of 4.9% if (i) the relevant Notes are registered with the Special Section of the National Registry of Securities and Intermediaries maintained by the National Banking and Securities Commission, (ii) the Notes are placed, through banks or brokerage houses, in a country which has entered into a treaty to avoid double taxation with Mexico, and (iii) no party related to us (defined under the applicable law as parties that are (x) shareholders of our company that own, directly or indirectly, individually or collectively, with related persons (within the meaning of the applicable law) more than ten percent (10%) of our voting stock or (y) corporations more than twenty percent (20%) of the stock of which is owned, directly or indirectly, individually or collectively, with related persons of our company), directly or indirectly, is the effective beneficiary of five percent (5%) or more of the aggregate amount of each such interest payment.

     Apart from the Mexican income tax law discussed in the preceding paragraph, other provisions reducing the rate of Mexican withholding taxes may also apply. Under the Tax Treaty, the rate would be 4.9% for certain holders that are residents of the United States (within the meaning of the Tax Treaty). Notwithstanding the foregoing, under Rule 3.25.15 of the General Rules issued by the Ministry of Finance published in the Diario Official de la Federacion on May 30, 2002, the tax rate applicable under tax treaties generally, including the Tax Treaty, will be applicable only if (i) the Notes continue to be registered in the Special Section of the RNVI, (ii) the Company timely files with the Ministry of Finance within the first 15 business days of July and October 2002, and January and April 2003, information regarding the amount of interest paid on the Notes and the date of such payment, and a statement representing that no party related to the Company (as such terms are defined in the Rules), jointly or individually, directly or indirectly, is the effective beneficiary of 5.0% or more of the aggregate amount of each such interest payment, and (iii) the Company maintains records which evidence compliance with items (i) and (ii) above. The Company expects that such conditions will be met during the effective time of such Rule. If the requirements under such rule are not complied with, withholding tax on the payment of interest on the Notes will be assessed at a rate of 10% for holders other than parties related to the Company as described in item (ii) above, in which case payments of interest will be assessed at a rate of 35%. The Rules, together with other tax regulations, are promulgated on an annual basis, and therefore, no assurances can be given that the Rules will be extended or that equivalent Rules will be enacted.

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

     The calculation of foreign tax credits and, in the case of a United States Holder that elects to deduct foreign taxes, the availability of deductions, involves the application of rules that depend on a United States Holder's particular circumstances. Under new rules enacted by Congress in 1997 and other guidance recently released by the United States Treasury, foreign tax credits may not be allowed for withholding taxes imposed in respect of certain short-term or hedged positions in securities or in respect of arrangements in which a United States Holder's expected economic profit is insubstantial. United States Holders should consult their own tax advisors regarding the availability of foreign tax credits and the treatment of Additional Amounts in light of their particular circumstances.

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

     Tax Considerations Relating to CPOs or GDSs

     Taxation of Dividends

     Mexican Tax Considerations.

     Effective January 1, 2002, dividends paid to Foreign Holders with respect to CPOs or GDSs will not be subject to Mexican withholding tax.

     U.S. Tax Considerations

     Cash dividends paid with respect to the Shares represented by GDSs or CPOs, to the extent paid out of our current or accumulated earnings and profits, as determined for United States tax purposes, generally will be includible in the gross income of a United States Holder as ordinary income on the day on which the dividends are received by the CPO Trustee and will not be eligible for the dividends received deduction allowed to corporations. Dividends paid in pesos will be included in the income of a United States Holder in a U.S. dollar amount calculated in general by reference to the exchange rate in effect on the day they are received by the CPO Trustee. United States Holders should consult their own tax advisors regarding the treatment of foreign currency gain or loss, if any, on any pesos that are converted into U.S. dollars on a date subsequent to the date of receipt by the CPO Trustee. Dividends generally will constitute foreign source "passive income" or, in the case of certain United States Holders, "financial services income" for United States foreign tax credits purposes.

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

     The sale of CPOs by a non-resident individual holder will not be subject to any Mexican tax if the transaction is carried out through the Mexican Stock Exchange or other securities markets approved by the Mexican Ministry of Finance. Sales or other dispositions of CPOs made in other circumstances generally would be subject to Mexican tax, regardless of the nationality or residence of the transferor.

     Non-resident legal entities are subject to a 5% withholding tax on the gross sales price received upon the sale of CPOs through the Mexican Stock Exchange or other securities markets approved by the Mexican Ministry of Finance. Alternatively, non-resident legal entities may elect to be subject to a 20% tax rate on their gains from the sale as calculated by the Mexican Income Tax Law provisions. In both cases, the financial institutions involved in the transfers must withhold the tax.

     On April 11, 2002, a general ruling was issued by the Mexican Ministry of Finance allowing non-resident legal entities to elect not to pay the tax discussed in the previous paragraph. On May 30, 2002 the Mexican Ministry of Finance extended the effect date of this ruling until February 28, 2003, but it should be noted that the Mexican Ministry of Finance may withdraw this tax benefit after such extension has expired. Certain restrictions will apply if the CPOs are transferred as a consequence of public offerings.

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

     Gain, if any, realized by a U.S. holder on the sale or other disposition of GDSs or CPOs will be treated as U.S. source income for U.S. foreign tax credit purposes. Consequently if a Mexican withholding tax is imposed on the sale or disposition of CPOs, a U.S. holder that does not receive significant foreign source income from other sources may not be able to derive effective U.S. foreign tax credit benefits in respect of these Mexican taxes. U.S. holders should consult their own tax advisors regarding the application of the foreign tax credit rules to their investment in, and disposition of CPOs.

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

Item 11.  Quantitative and Qualitative Disclosure about Market Risk

     We are exposed to market risk from changes in interest rates and foreign currency exchange rates. Additionally, as of December 31, 2001, we held derivative contracts, forward exchange and interest rate contracts to hedge a portion of our outstanding indebtedness and equity derivative contracts for investment purposes. Our risks and the potential gains and losses associated with these risks and instruments, are discussed below.

     Interest Rate Risk

     Interest rate risk exists principally with respect to our indebtedness that bears interest at floating rates. At December 31, 2001, we had outstanding Ps.4,604.3 million (US$502.9 million) of indebtedness compared with Ps.4,294.5 million (US$469.0 million) in 2000, of which 61.4% bore interest at fixed interest rates in 2001, compared with 66.7% in 2000 and 38.6% bore interest at variable rates in 2001, compared with 33.3% in 2000. Of the total variable rate debt, 81.7% was denominated in United States dollars in 2001, compared with 56.1% in 2000, 18.3% was denominated in pesos in 2001, compared with 28.4% in 2000 and 0% was denominated in other currencies in 2001, compared with 15.5% in 2000.

     A hypothetical instantaneous 10% increase in the average interest rate applicable to our variable rate debt held at December 31, 2001, would have increased our interest expense for 2001 by approximately Ps.87.1 million. A hypothetical instantaneous 10% increase in the average interest rate applicable to our variable rate debt held at December 31, 2000 would have increased our interest expense in 2000 by approximately Ps.20.8 million.

     We manage our interest rate risk by entering into swaps and caps contracts that hedge our variable interest rate exposure.

     At December 31, 2001, we had caps and swaps interest rate contracts that hedge a monthly average amount of Ps.1,816.1 million. The last period covered matures on January 1, 2003. The estimated fair value of these contracts as of December 31, 2001 totaled Ps.49.5 million. The applicable TIIE was 8.22%. At December 31, 2000, we had entered into no hedging or derivative transactions with respect to our interest rate risk exposure.

     The potential gain or loss in the fair value contract position of our interest rate hedge instruments held at December 31, 2001 that would have resulted from a hypothetical instantaneous 10% change in the value of the interest rate would have been approximately Ps.0.7 million.

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

                                              At December 31, 2001            At December 31, 2000
                                          -----------------------------  -----------------------------
                                           (in millions of US dollars)    (in millions of US dollars)

U.S. dollar denominated assets .......            US$131.2                           US$84.3
U.S. dollar denominated liabilities ..               497.9                             413.6

Net liability position ...............               366.7                             329.3

     The cash flow required to service our liabilities is generated primarily in Mexican pesos. A hypothetical, instantaneous devaluation of the Mexican peso to Ps.10.50 from the December 31, 2001 Noon Buying Rate (Ps.9.156 per U.S. dollar) would have resulted in estimated exchange losses based on our net U.S. dollar liability position at December 31, 2001 of Ps.492.8 million.

     We manage our exchange rate risk on our net liability position by entering from time to time into forward exchange contracts and options to hedge a portion of our net liability position.

     At December 31, 2001, we had forward exchange contracts to purchase US$25 million at a cost of Ps.267.7 million. The contracts mature in January and April 2002. The estimated fair value of these contracts was determined using the current exchange rate as of December 31, 2001 of Ps.9.156, and totaled Ps.36.1 million.

     We also had a U.S. call Mexican Peso put option contract that give us the right to purchase on September 25, 2002 an amount of US$8.3 million at a strike price of 10.10.

     The potential gain or loss in the fair value contract positions of our foreign exchange hedge instruments held at December 31, 2001 that would have resulted from a hypothetical instantaneous 10% change in the value of the peso against the U.S. dollar would have been approximately Ps.15.9 million. The potential gain or loss in the fair value contract positions of our foreign exchange hedge instruments held at December 31, 2000 that would have resulted from a hypothetical instantaneous 10% change in the value of the peso against the U.S. dollar would have been approximately Ps.15.2 million

     Equity Swaps

     As of December 31, 2001, we had two U.S. dollar denominated equity swap agreements that are currently outstanding. We were authorized by our stockholders to repurchase up to Ps.350 million (nominal pesos as of 1996) of our own stock through a stock repurchase fund. In order to comply with corresponding tax and legal requirements, we regularly sell stock from the repurchase fund. Our way of doing this is by selling the stock thus repurchased, and engaging in limited equity swap transactions whereby we transfer to the swap counterparty a number of shares against payment of a notional amount, established on the basis of the market price of the shares transferred. Over the term of the swap contract (which may vary from a couple of months to up to three years), we pay interest, or interest accrues on the notional amount, typically at a floating rate. Upon expiration of the transaction, a cash settlement payment is made equal to the difference between the notional amount (plus, as the case may be, accreted interest, minus dividends) and the end-date market value of the underlying stock, from Grupo Elektra to the counterparty if positive, and from the counterparty to us, if negative. In both transactions, a collar feature is included so that our upside or downside risk of increases or decreases in our share price is limited to the specified floor and cap. Our maximum market risk under our equity swap portfolio is equal to the initial market value of the underlying shares, subject to the cap provided under the embedded collar. In both dollar-denominated transactions, we also bear the currency risk of the devaluation of the peso. Set forth below is our maximum market risk exposure under our equity swap portfolio at December 31, 2001.

                                                 At December 31, 2001
-------------------------------------------------------------------------------------------------------------------
                                                            Maximum
                          Initial                           risk scenario     Maximum market
Underlying shares         Price       Notional amount       price             risk exposure          Fair Value
-------------------------------------------------------------------------------------------------------------------
6,822,600 Elektra CPOs    US$ 0.68    US$4.6 million           0.41           US$1.9 million       US$(0.3) million
14,400,000 Elektra CPOs   US$ 0.93    US$13.3 million          0.65           US$4 million         US$(4.0) million

     The potential gain or loss in the fair value of our equity derivative instruments held at December 31, 2001 that would have resulted from a hypothetical instantaneous 10% change in the stock market price of our CPOs would have been approximately US $0 of loss in case of a decrease in the price (as the price of the underlying shares was below the floor strike price) and US$1.2 million of gain in case of an increase in the price.

     Set forth below is our maximum market risk exposure under our equity swap portfolio at December 31, 2000.

                                                 At December 31, 2000
-------------------------------------------------------------------------------------------------------------------
                                                            Maximum
                          Initial                           risk scenario     Maximum market
Underlying shares         Price       Notional amount       price             risk exposure         Fair Value
-------------------------------------------------------------------------------------------------------------------
6,822,600 Elektra CPOs    US$ 0.68    US$4.6 million            0.41          US$1.9 million      US$(0.9) million
12,878,712 Elektra CPOs   Ps. 9.15    Ps.117.9 million          0.00          Ps.117.9 million    Ps.(16.9) million

     The potential gain or loss in the fair value of our equity derivative instruments held at December 31, 2000 that would have resulted from a hypothetical instantaneous 10% change in the stock market price of our CPOs would have been approximately Ps.16.1 million.

Items 12-17.  Not Applicable

Item 18.  Financial Statements

     Reference is made to Item 19(a) for a list of all financial statements filed as part of this Annual Report.

Item 19.  Financial Statements and Exhibits

     (a) List of Financial Statements

Consolidated Financial Statements for Grupo Elektra, S.A. de C.V. and
Subsidiaries

                                                                                                            Page
                                                                                                            ----
Report of Independent Accountants                                                                           F-2
Consolidated Balance Sheets as of December 31, 2000 and 2001                                                F-3
Consolidated Statements of Income for the Years Ended December 31, 1999, 2000 and 2001                      F-4
Consolidated Statements of Changes in Stockholders' Equity for the Years Ended December 31, 1999,
     2000 and 2001                                                                                          F-5
Consolidated Statements of Changes in Financial Position for the Years Ended December 31, 1998,
     1999, 2000 and 2001                                                                                    F-6
Notes to Consolidated Financial Statements                                                                  F-7

Financial Statements for Compania Operadora de Teatros, S.A. de C.V.
(subsidiary of Grupo Elektra, S.A. de C.V.)
                                                                                                            Page
                                                                                                            ----
Report of Independent Accountants                                                                           F-74 and F-75
Balance Sheets as of December 31, 1999,2000 and 2001                                                        F-76
Statements of Income (Loss) for the Years Ended December 31, 1998, 1999, 2000 and 2001                      F-77
Statements of Changes in Stockholders' Equity for the Years Ended December 31, 1998, 1999,
     2000 and 2001                                                                                          F-78
Statements of Changes in Financial Position for the Years Ended December 31, 1998, 1999,
     2000 and 2001                                                                                          F-79
Notes to the Financial Statements                                                                           F-80

     The registrant agrees to furnish to the Securities and Exchange Commission, upon request, copies of any instruments that define the rights of holders of long-term debt of the registrant that are not filed as exhibits to this Annual Report.

     (b) List of Exhibits

Exhibit No:    Description
-----------    -----------

Exhibit 1.1 Public Instrument of Merger, including the English translation of the Amended and Restated Bylaws of Grupo Elektra, S.A. de C.V.*

Exhibit 2.1 Indenture, dated as of March 22, 2000, between Grupo Elektra, the Guarantors, and The Bank of New York, as Trustee.**

Exhibit 3.1    English translation of Amendment to form of CPO Trust Deed.***

Exhibit 4.1 Option Agreement between Grupo Elektra and CASA, dated September 1, 2000, together with English translation.*

Exhibit 4.2 English translation of Current Option Plan for Grupo Elektra employees.***

Exhibit 4.3    List of Grupo Elektra's Significant Subsidiaries.

----------------------------
* Incorporated by reference to Grupo Elektra's Annual Report on Form 20-F filed on July 2, 2001 (File No. 1-13200)
** Incorporated by reference to Grupo Elektra's Registration Statement on Form F-4 filed on September 15, 2000 (File No. 333-12536).
*** Incorporated by reference to Grupo Elektra's Annual Report on Form 20-F filed on June 27, 2000 (File No. 1-13200).

                 GRUPO ELEKTRA, S. A. DE C. V. AND SUBSIDIARIES

                        CONSOLIDATED FINANCIAL STATEMENTS

                           DECEMBER 31, 2000 AND 2001

                 GRUPO ELEKTRA, S. A. DE C. V. AND SUBSIDIARIES

                        CONSOLIDATED FINANCIAL STATEMENTS

                           DECEMBER 31, 2000 AND 2001

                                      INDEX

Contents                                                                Page

Report of independent accountants                                        F-2

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

Statements of income                                                     F-4

Statements of changes in stockholders' equity                            F-5

Statements of changes in financial position                              F-6

Notes to the consolidated financial statements                           F-7

REPORT OF INDEPENDENT ACCOUNTANTS

Mexico City, February 28, 2002, except for Note 15, as to which the date is April 4, 2002.

To the Stockholders of
Grupo Elektra, S. A. de C. V. and subsidiaries:

We have audited the consolidated balance sheets of Grupo Elektra, S. A. de C. V. and subsidiaries (collectively the "Company") as of December 31, 2000 and 2001, and the related consolidated statements of income, of changes in stockholders' equity and of changes in financial position for each of the three years in the period ended December 31, 2001, all expressed in constant pesos of December 31, 2001 purchasing power. These financial statements have been prepared in accordance with accounting principles generally accepted in Mexico and are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the aforementioned consolidated financial statements present fairly, in all material respects, the consolidated financial position of Grupo Elektra, S. A. de C. V. and subsidiaries as of December 31, 2000 and 2001, and the results of their operations, the changes in their stockholders' equity and in their financial position for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in Mexico.

Accounting principles generally accepted in Mexico vary in certain significant respects from generally accepted accounting principles in the United States of America. The application of generally accepted accounting principles in the United States of America would have affected the determination of consolidated net income, for each of the three years in the period ended December 31, 2001 and the determination of consolidated stockholders' equity as of December 31, 2000 and 2001 to the extent summarized in Note 17 to the consolidated financial statements.

As mentioned in Note 3k. to the financial statements, commencing January 1, 2000 the Company adopted the provisions of Statement D-4, "Accounting Treatment of Income Tax, Asset Tax and Employees' Profit Sharing".

PricewaterhouseCoopers

/s/ Ruben Rivera Rodriguez
--------------------------
Ruben Rivera Rodriguez

GRUPO ELEKTRA, S. A. DE C. V. AND SUBSIDIARIES
                                    (Note 1)

                           CONSOLIDATED BALANCE SHEETS

                 Thousands of Mexican pesos of December 31, 2001
                                purchasing power

                                                                                     December 31,
                                                            ----------------------------------------------------------------

                                                                 2000                                2001
                                                                 ----               ----------------------------------------

                                                                                                             Thousands of
Assets                                                                                                      US dollars (*)
------                                                                                                      --------------

CURRENT ASSETS:
Cash and cash equivalents                                   Ps      800,348         Ps    1,913,761         US$      208,698
                                                            ---------------         ---------------         ----------------

Accounts receivable:
Customers - Net (Note 5)                                          3,853,671               3,387,136                  369,371
Amounts due from related parties - Net (Note 9)                     180,428                 262,784                   28,657
Other receivables                                                   431,780                 353,053                   38,501
                                                            ---------------         ---------------         ----------------

                                                                  4,465,879               4,002,973                  436,529
                                                            ---------------         ---------------         ----------------

Prepaid expenses                                                     39,948                  56,912                    6,206
                                                            ---------------         ---------------         ----------------

Inventories (Note 6)                                              2,987,301               2,881,457                  314,226
                                                            ---------------         ---------------         ----------------

Total current assets                                              8,293,476               8,855,103                  965,659

PROPERTY, FURNITURE, EQUIPMENT AND
INVESTMENT IN STORES - Net (Note 7)                               3,837,198               3,657,123                  398,814

GOODWILL, less accumulated amortization of Ps554,099 in
2000 and Ps647,879 in 2001                                        1,321,143               1,366,525                  149,021

INVESTMENT IN SHARES (Note 8)                                       864,999               1,031,889                  112,529

OTHER ASSETS                                                        434,665                 447,824                   48,836

DEFERRED TAXES (Note 13)                                             47,695
                                                            ---------------         ---------------         ----------------

                                                            Ps   14,799,176         Ps   15,358,464         US$    1,674,859
                                                            ===============         ===============         ================
Liabilities and Stockholders' Equity

CURRENT LIABILITES WITH FINANCIAL COST:
Debt and derivative financial instruments  (Note 10)        Ps    1,538,299         Ps      890,479         US$       97,108
Capitalized lease obligations (Note 11)                             106,693                 148,674                   16,213
                                                            ---------------         ---------------         ----------------

                                                                  1,644,992               1,039,153                  113,321
                                                            ---------------         ---------------         ----------------

CURRENT LIABILITIES WITHOUT FINANCIAL COST:
Accounts payable to suppliers                                     2,612,196               2,428,692                  264,851
Accrued expenses and taxes payable                                1,075,638               1,007,755                  109,897
                                                            ---------------         ---------------         ----------------

                                                                  3,687,834               3,436,447                  374,748
                                                            ---------------         ---------------         ----------------

Total current liabilities                                         5,332,826               4,475,600                  488,069
                                                            ---------------         ---------------         ----------------

LONG-TERM LIABILITIES WITH FINANCIAL COST:
Debt and other financing (Note 10)                                2,756,160               3,713,850                  405,000
Capitalized lease obligations (Note 11)                             149,848                  54,277                    5,919
                                                            ---------------         ---------------         ----------------

                                                                  2,906,008               3,768,127                  410,919
                                                            ---------------         ---------------         ----------------
LONG-TERM LIABILITIES WITHOUT FINANCIAL COST:
Deferred taxes (Note 13)                                          -                         213,145                   23,244
Other liabilities                                                    84,088                  88,701                    9,673
                                                            ---------------         ---------------         ----------------

                                                                     84,088                 301,846                   32,917
                                                            ---------------         ---------------         ----------------

DEFERRED CREDITS:
Unearned income from extended warranties                            659,316                 652,727                   71,181
Negative goodwill (Note 2a.)                                        112,519                  77,901                    8,495
                                                            ---------------         ---------------         ----------------

                                                                    771,835                 730,628                   79,676
                                                            ---------------         ---------------         ----------------

Total liabilities                                                 9,094,757               9,276,201                1,011,581
                                                            ---------------         ---------------         ----------------

STOCKHOLDERS' EQUITY (Note 12):

Capital stock                                                       629,423                 619,772                   67,587
Paid-in capital                                                   1,668,253               1,320,864                  144,042
Retained earnings                                                 5,386,982               6,366,625                  694,288
Legal reserve                                                        96,874                  96,874                   10,564
Reserve for repurchase of shares                                    475,536                 676,040                   73,723
Effect of translation of foreign subsidiaries                        13,576                  (2,568)                    (280)
Loss from holding nonmonetary assets                             (2,703,671)             (3,120,875)                (340,335)
                                                            ---------------         ---------------         ----------------

Majority stockholders                                             5,566,973               5,956,732                  649,589
Minority stockholders                                               137,446                 125,531                   13,689
                                                            ---------------         ---------------         ----------------

Total stockholders' equity                                        5,704,419               6,082,263                  663,278

SUBSEQUENT EVENT (Note 15)
COMMITMENT (Note 16)
                                                            ---------------         ---------------         ----------------

                                                            Ps   14,799,176         Ps   15,358,464         US$    1,674,859
                                                            ===============         ===============         ================

(*) The U.S. dollar figures represent the Mexican pesos amounts of December 31, 2001 translated at the exchange rate of December 31, 2001 of Ps9.17 per U.S. dollar and are unaudited.

The accompanying eighteen notes are an integral part of these consolidated financial statements.

GRUPO ELEKTRA, S. A. DE C. V. AND SUBSIDIARIES
                                    (Note 1)

                        CONSOLIDATED STATEMENTS OF INCOME

                 Thousands of Mexican pesos of December 31, 2001
                   purchasing power (except per share amounts)

                                                                                          Year ended December 31,
                                                                        -----------------------------------------------------------

                                                                             1999                 2000                 2001
                                                                             ----                 ----            -----------------





Merchandise, services and other revenues (Note 3b.)                     Ps    13,044,408     Ps   15,373,282      Ps    15,608,432
Cost of merchandise sold and of services (Note 3b.)                            7,716,141           8,807,592             8,977,093
                                                                        ----------------     ---------------      ----------------

Gross profit                                                                   5,328,267           6,565,690             6,631,339
                                                                        ----------------     ---------------      ----------------

Administrative and selling expenses                                            3,352,222           4,203,712             4,065,760
Depreciation and amortization                                                    549,612             631,663               707,399
                                                                        ----------------     ---------------      ----------------

                                                                               3,901,834           4,835,375             4,773,159
                                                                        ----------------     ---------------      ----------------

Operating income                                                               1,426,433           1,730,315             1,858,180
                                                                        ----------------     ---------------      ----------------

Comprehensive financing cost:
Interest income                                                                  179,031             204,717               131,294
Interest expense                                                                (809,431)           (685,441)             (781,261)
Foreign exchange gain (loss) - Net                                                26,114            (114,059)               (8,561)
Gain on net monetary position                                                    292,280             297,119               170,655
Other - Net (Note 8)                                                                                                       135,501
                                                                        ----------------     ---------------      ----------------

                                                                                (312,006)           (297,664)             (352,372)
                                                                        ----------------     ---------------      ----------------

Income before taxes and employees' statutory profit
sharing and equity in the results of affiliate                                 1,114,427           1,432,651             1,505,808

Taxes and employees' statutory profit sharing (Note 13)                         (109,867)           (216,278)             (543,112)
                                                                        ----------------     ---------------      ----------------

Income before equity in the results of affiliate                               1,004,560           1,216,373               962,696
Equity in the results of Comunicaciones Avanzadas,
S. A. de C. V. - Net (Note 3i.)                                                  (92,386)            (23,262)              186,969
                                                                        ----------------     ---------------      ----------------

Consolidated net income                                                 Ps       912,174     Ps    1,193,111      Ps     1,149,665
                                                                        ================     ===============      ================

Income of minority stockholders                                         Ps        24,861     Ps       21,256      Ps        12,963
                                                                        ================     ===============      ================

Income of majority stockholders                                         Ps       887,313     Ps    1,171,855      Ps     1,136,702
                                                                        ================     ===============      ================

Basic and diluted earnings per share (Note 3o.)                         Ps         0.258     Ps        0.320      Ps         0.309
                                                                        ================     ===============      ================


                                                                       Year ended December 31,
                                                                       -----------------------

                                                                                 2001
                                                                        -------------------

                                                                             Thousands of

                                                                            US dollars (*)

Merchandise, services and other revenues (Note 3b.)                       US$     1,702,119
Cost of merchandise sold and of services (Note 3b.)                                 978,963
                                                                          -----------------

Gross profit                                                                        723,156
                                                                          -----------------

Administrative and selling expenses                                                 443,376
Depreciation and amortization                                                        77,143
                                                                          -----------------

                                                                                    520,519
                                                                          -----------------

Operating income                                                                    202,637
                                                                          -----------------

Comprehensive financing cost:
Interest income                                                                      14,318
Interest expense                                                                    (85,197)
Foreign exchange gain (loss) - Net                                                     (934)
Gain on net monetary position                                                        18,610
Other - Net (Note 8)                                                                 14,777
                                                                          -----------------

                                                                                    (38,426)
                                                                          -----------------

Income before taxes and employees' statutory profit
sharing and equity in the results of affiliate                                      164,211

Taxes and employees' statutory profit sharing (Note 13)                             (59,227)
                                                                          -----------------

Income before equity in the results of affiliate                                    104,984
Equity in the results of Comunicaciones Avanzadas,
S. A. de C. V. - Net (Note 3i.)                                                      20,389
                                                                          -----------------

Consolidated net income                                                   US$       125,373
                                                                          =================

Income of minority stockholders                                           US$         1,415
                                                                          =================

Income of majority stockholders                                           US$       123,958
                                                                          =================

Basic and diluted earnings per share (Note 3o.)                           US$         0.034
                                                                          =================


(*) The U.S. dollar figures represent the Mexican pesos amounts of December 31, 2001 translated at the exchange rate of December 31, 2001 of Ps9.17 per U.S. dollar and are unaudited.


The accompanying eighteen notes are an integral part of these consolidated financial statements.

GRUPO ELEKTRA, S. A. DE C. V. AND SUBSIDIARIES
                                (Notes 1 and 12)

           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
              FOR THE YEARS ENDED DECEMBER 31, 1999, 2000 AND 2001

                 Thousands of Mexican pesos of December 31, 2001
                   purchasing power (except per share amounts)


                                            Number of                   Authorized but
                                          common shares      Capital     unsubscribed                  Paid-in        Retained
                                           outstanding        stock          stock        Total        capital        earnings
                                           -----------        -----          -----        -----        -------        --------

Balances at January 1, 1999               3,565,921,779   Ps  700,572    (Ps 79,886)   Ps  620,686  Ps 2,016,815    Ps 3,362,278

Reduction of paid-in capital resulting
from repurchase of shares of subsidiaries                                                                           (196,612)
(196,612)

Issuance of capital stock                    11,526,831                         446            446        11,120
Payment of dividends                                                                                                    (141,058)
Sale of repurchased shares - Net             84,439,560                                                 (205,370)
Gain on derivative transactions                                                                           58,178
Increase in minority interest as a result of
the acquisition of Grupo SyR and Cotsa
Comprehensive income                                                                                                     887,313
                                         --------------   -----------     ---------    -----------  ------------    ------------

Balances at December 31, 1999             3,661,888,170       700,572       (79,440)       621,132     1,684,131       4,108,533

Reduction of paid-in capital resulting
from repurchase of shares of subsidiaries                                                               (142,318)
Issuance of capital stock                    17,103,036                         626            626        16,753
Payment of dividends                                                                                                    (146,128)
Repurchased shares - Net                    (62,690,864)
Comprehensive income                                                                                                   1,429,539 (1)
Gain on derivative transactions                                                                          101,982
Increase in equity accounts as a result
of merger                                     4,613,065         7,665                        7,665         7,705          (4,962)
                                         --------------   -----------     ---------    -----------  ------------    ------------

Balances at December 31, 2000             3,620,913,407       708,237       (78,814)       629,423     1,668,253       5,386,982

Reduction of paid-in capital resulting
from repurchase of shares of subsidiaries                                                               (130,214)
Issuance of capital stock                    24,283,401                         820            820        11,454
Payment of dividends                                                                                                    (157,059)
Cancellation of repurchased shares          (61,882,461)                    (10,471)       (10,471)     (154,086)
Sale of repurchased shares                   62,488,280                                                   (8,635)
Loss on derivative transactions                                                                          (65,908)
Comprehensive income                                                                                                   1,136,702
                                         --------------   -----------     ---------    -----------  ------------    ------------

Balances at December 31, 2001             3,645,802,627   Ps  708,237    (Ps 88,465)   Ps  619,772  Ps 1,320,864    Ps 6,366,625
                                         ==============   ===========     =========    ===========  ============    ============



                                                                           Loss         Effect of
                                                         Reserve for   from holding    translation
                                            Legal        repurchase     nonmonetary    of foreign     Minority
                                           reserve        of shares       assets       subsidiaries  stockholders         Total
                                           -------        ---------       ------       ------------  ------------         -----

Balances at January 1, 1999               Ps 96,846      Ps 330,112    (Ps 1,767,355)   Ps   7,467   Ps   109,593    Ps  4,776,442

Reduction of paid-in capital resulting
from repurchase of shares of subsidiaries
(196,612)

Issuance of capital stock                                                                                                   11,566
Payment of dividends                                                                                                      (141,058)
Sale of repurchased shares - Net                            359,792                                                        154,422
Gain on derivative transactions                                                                                             58,178
Increase in minority interest as a result
of the acquisition of Grupo SyR and Cotsa                                                                 159,790           159,790
Comprehensive income                                                        (283,417)       (13,266)      (81,553)          509,077
                                          ---------     -----------    -------------      ---------    ----------      ------------

Balances at December 31, 1999                96,846         689,904       (2,050,772)        (5,799)      187,830         5,331,805

Reduction of paid-in capital resulting
from repurchase of shares of subsidiaries                                                                                 (142,318)
Issuance of capital stock                                                                                                   17,379
Payment of dividends                                                                                                      (146,128)
Repurchased shares - Net                                   (214,441)                                                      (214,441)
Comprehensive income                                                        (647,566)        19,375       (50,384) (1)      750,964
Gain on derivative transactions                                                                                            101,982
Increase in equity accounts as a result
of merger                                        28              73           (5,333)                                         5,176
                                          ---------     -----------    -------------      ---------    ----------      ------------

Balances at December 31, 2000                96,874         475,536       (2,703,671)        13,576       137,446         5,704,419

Reduction of paid-in capital resulting
from repurchase of shares of subsidiaries                                                                                 (130,214)
Issuance of capital stock                                                                                                   12,274
Payment of dividends                                                                                                      (157,059)
Cancellation of repurchased shares                          164,557
Sale of repurchased shares                                   35,947                                                         27,312
Loss on derivative transactions                                                                                            (65,908)
Comprehensive income                                                        (417,204)       (16,144)      (11,915)          691,439
                                          ---------     -----------    -------------      ---------    ----------      ------------

Balances at December 31, 2001             Ps 96,874      Ps 676,040    (Ps 3,120,875)     (Ps 2,568)   Ps 125,531      Ps 6,082,263
                                          =========     ===========    =============      =========    ==========      ============


                                                                                              Year ended December 31,

                                                                                     1999              2000              2001
                                                                                     ----              ----              ----


                                           Current year net (loss) income:
                                           Parent company                        (Ps  41,004)      Ps    43,228   (Ps   307,471)
                                           Subsidiaries                              928,317          1,128,627       1,444,173
                                                                                 -----------       ------------    ------------

                                                                                 Ps  887,313       Ps 1,171,855    Ps 1,136,702
                                                                                 ===========       ============    ============


The accompanying eighteen notes are an integral part of these consolidated financial statements.

(1) Includes Ps257,684 and Ps5,258, respectively of accumulated effect of deferred taxes.

GRUPO ELEKTRA, S. A. DE C. V. AND SUBSIDIARIES
                                    (Note 1)

            CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION

                 Thousands of Mexican pesos of December 31, 2001
                                purchasing power

                                                                                             Year ended December 31,
                                                                          ---------------------------------------------------------

                                                                               1999                 2000                 2001
                                                                               ----                 ----            ---------------



Operations:
----------

Consolidated net income                                                   Ps     912,174       Ps   1,193,111       Ps   1,149,665
Charges (credits) to income not affecting resources:
Depreciation and amortization                                                    549,612              631,663              707,399
Allowance for doubtful accounts                                                  482,538              599,659              654,764
Accruals for seniority premiums and pension plan                                   7,461                9,517                7,582
Equity in the results of Comunicaciones Avanzadas, S. A. de
C. V. - Net                                                                       92,386               23,262             (186,969)
Provision for deferred taxes                                                                          215,248              260,840
Other provisions                                                                  29,710               49,015               62,104
Provision for derivative transactions                                                                  34,622               84,282
Net change in accounts receivable, inventories, other assets, accounts payable, related parties and unearned income from
extended warranties                                                             (507,736)          (2,337,135)            (873,297)
                                                                          --------------       --------------       --------------

Resources provided by operations                                               1,566,145              418,962            1,866,370
                                                                          --------------       --------------       --------------

Financing:
---------

Paid-in capital (own and subsidiaries' shares)                                  (196,612)            (142,318)            (130,214)
Bank loans and other debt - Net                                                 (223,571)             185,778              260,209
Capitalized lease obligations                                                                         245,452              (53,590)
Increase in capital stock accounts as a result of merger with
Grupo SyR                                                                                               5,176
Issuance of capital stock                                                         11,565               17,379               12,274
Payment of dividends                                                            (141,058)            (146,128)            (157,059)
Gain (loss)  on derivative transactions                                           58,178              101,982              (65,908)
Sale (repurchase) of shares - Net                                                154,421             (214,441)              27,312
Debt issuance and receivable securitization costs                                                    (112,665)             (35,971)
                                                                          --------------       --------------       ---------------

Resources used in financing activities                                          (337,077)             (59,785)            (142,947)
                                                                          --------------       --------------       --------------

Investing:
---------

Acquisition of property, furniture, equipment and investment
in stores - Net                                                                 (520,831)            (461,130)            (557,050)
Acquisition of Mericolor, S. A. de C. V. (Note 2c.)                                                                        (52,960)
Acquisition of Grupo SyR, S. A. de C. V., net of assets
acquired (Note 2a.)                                                             (991,240)
Acquisition of Compania Operadora de Teatros, S. A. de C. V.,
net of assets acquired (Note 2b.)                                               (526,187)
Increase in minority stockholders as a result of the acquisition
of Grupo SyR and Cotsa                                                           181,136
                                                                          --------------       --------------       --------------

Resources used in investing activities                                        (1,857,122)            (461,130)            (610,010)
                                                                          --------------       --------------       --------------

(Decrease) increase in cash and cash equivalents                                (628,054)            (101,953)           1,113,413
Cash and cash equivalents at beginning of year                                 1,530,355              902,301              800,348
                                                                          --------------       --------------       --------------

Cash and cash equivalents at end of year                                  Ps     902,301       Ps     800,348       Ps   1,913,761
                                                                          ==============       ==============       ==============

                                                                          Year ended December 31,
                                                                          ---------------------

                                                                                    2001
                                                                          ---------------------

                                                                                 Thousands of

Operations:                                                                     US dollars (*)
----------                                                                      --------------

Consolidated net income                                                         US$    125,372
Charges (credits) to income not affecting resources:
Depreciation and amortization                                                           77,143
Allowance for doubtful accounts                                                         71,403
Accruals for seniority premiums and pension plan                                           827
Equity in the results of Comunicaciones Avanzadas, S. A. de
C. V. - Net                                                                            (20,389)
Provision for deferred taxes                                                            28,445
Other provisions                                                                         6,773
Provision for derivative transactions                                                    9,191
Net change in accounts receivable, inventories, other assets, accounts payable, related parties and unearned income from
extended warranties                                                                    (95,235)
                                                                                --------------

Resources provided by operations                                                       203,530
                                                                                --------------

Financing:
---------

Paid-in capital (own and subsidiaries' shares)                                         (14,200)
Bank loans and other debt - Net                                                         28,376
Capitalized lease obligations                                                           (5,844)
Increase in capital stock accounts as a result of merger with
Grupo SyR
Issuance of capital stock                                                                1,338
Payment of dividends                                                                   (17,127)
Gain (loss)  on derivative transactions                                                 (7,187)
Sale (repurchase) of shares - Net                                                        2,978
Debt issuance and receivable securitization costs                                       (3,923).
                                                                                ----------------

Resources used in financing activities                                                 (15,589)
                                                                                --------------

Investing:
---------

Acquisition of property, furniture, equipment and investment
in stores - Net                                                                        (60,747)
Acquisition of Mericolor, S. A. de C. V. (Note 2c.)                                     (5,775)
Acquisition of Grupo SyR, S. A. de C. V., net of assets
acquired (Note 2a.)
Acquisition of Compania Operadora de Teatros, S. A. de C. V.,
net of assets acquired (Note 2b.)
Increase in minority stockholders as a result of the acquisition of Grupo SyR and Cotsa
                                                                                --------------

Resources used in investing activities                                                 (66,522)
                                                                                --------------

(Decrease) increase in cash and cash equivalents                                       121,419
Cash and cash equivalents at beginning of year                                          87,279
                                                                                --------------

Cash and cash equivalents at end of year                                        US$    208,698
                                                                                ==============

(*) The U.S. dollar figures represent the Mexican pesos amounts of December 31, 2001 translated at the exchange rate of December 31, 2001 of Ps9.17 per U.S. dollar and are unaudited.

The accompanying eighteen notes are an integral part of these consolidated financial statements.

                 GRUPO ELEKTRA, S. A. DE C. V. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

                        DECEMBER 31, 1999, 2000 AND 2001

          (Monetary figures expressed in thousands of Mexican pesos of December 31, 2001 purchasing power, except foreign currency figures, exchange rates in Note 4 and per share amounts mentioned in Note 12)


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

                                              December 31,
                                              ------------

                                      2000                    2001
                                      ----                    ----

Elektra Mexico                         598                     629
Elektra Latin America                  102                     101
Salinas y Rocha                         89                      90
The One                                134                     130
Hecali                                  27                       3
                                     -----                   -----
                                       950                     953
                                     =====                   =====

At December 31, 2001, the Company's main subsidiaries and affiliates are the following:


                             Company                                          Percentage
                             -------                                         of equity (%)
                                                                             -------------
Elektra del Milenio, S. A. de C. V. (Elektra) (see Note 3b.)                      99.5
Elektrafin Comercial, S. A. de C. V. (Elektrafin) (see Note 3b.)                  99.1
Salinas y Rocha, S. A. de C. V. (SyR)                                            100.0
Inmuebles Ardoma, S. A. de C. V. and subsidiaries (Ardoma)                       100.0
Comunicaciones Avanzadas, S. A. de C. V. (CASA)                                   35.8

NOTE 2 - ACQUISITION OF SUBSIDIARIES AND INTERCOMPANY REORGANIZATION:

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

The Grupo SyR acquisition was recorded under the purchase method of accounting.

Net Grupo SyR assets acquired were as follows:

Working capital, other than cash acquired                                      Ps  208,843
Property, furniture and equipment                                                1,102,233
Excess of net assets acquired over the purchase price (negative goodwill)         (408,662)
                                                                               -----------
                                                                                   902,414

Expenses related to the acquisition                                                 88,827
                                                                               -----------

Net cash used to acquire Grupo SyR                                             Ps  991,241
                                                                               ===========

In June 1999, the Company sold certain assets and leasing rights of certain department stores owned by Grupo SyR. The Company recorded a Ps229,752 loss on the sale against the negative goodwill.

The consolidated financial statements of the Company as of and for the year ended December 31, 1999 include the assets, liabilities and results of operations of Grupo SyR from the acquisition date through December 31, 1999. However, for comparative purposes, the following unaudited pro forma information presents the combined results of operations of the Company and Grupo SyR as if the acquisition of Grupo SyR had occurred on January 1, 1999.

                                                                                                          Year ended
                                                                                                         December 31,
                                                                                                         ------------
                                                                                                             1999
                                                                                                             ----

Merchandise, services and other revenues                                                            Ps 13,379,884
Costs and expenses                                                                                     11,964,532
                                                                                                    -------------
Operating income                                                                                        1,415,352
Comprehensive financing cost                                                                             (241,742)
Taxes and statutory profit sharing                                                                       (119,946)
Equity in the results of Comunicaciones Avanzadas, S. A. de C. V. - Net                                   (92,386)
                                                                                                    -------------
Consolidated net income                                                                             Ps    961,278 .(*)
                                                                                                    =============

(*) This pro forma information does not purport to be indicative of the results of operations which would have actually been realized had the acquisition occurred on January 1, 1999.

b. Acquisition of Compania Operadora de Teatros, S. A. de C. V. ("Cotsa") -

On September 30, 1999, Inmuebles Ardoma, S. A. de C. V. (a wholly-owned subsidiary of Grupo SyR) acquired 90% of the capital stock of Compania Operadora de Teatros, S. A. de C. V. (a former wholly-owned subsidiary of Grupo Cotsa, S.
A. de C. V.), a company controlled by certain stockholders of Grupo Elektra, through the capitalization of Ps369,640 in receivables due the Company. Cotsa's main assets were represented by 86 buildings and related land. The buildings have been used to open Elektra and The One stores. The accompanying consolidated financial statements include the assets, liabilities and results of operations of Cotsa beginning October 1, 1999. At the date of acquisition, the book value of the assets acquired was Ps526,187.

c. Acquisition of Mericolor, S. A. de C. V. -

On July 10, 2001, the Company acquired all the outstanding shares of Mericolor,
S. A. de C. V. (Mericolor) for US$5.4 million. Mericolor operated 35 La Curacao stores located in Mexico which were converted into Elektra, The One and Salinas y Rocha stores. No unaudited pro forma information presenting the combined results of operations of the Company and Mericolor as if the acquisition of Mericolor had occurred on January 1, 2001 is included due to the immateriality of the acquisition.

d. Intercompany reorganization -

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

v. On December 26, 2001, Elektra Comercial merged with and into Elektra del Milenio (formerly Grupo Hecali, S. A. de C. V.), with Elektra del Milenio as the surviving entity.

e. Hecali

In 1999 and 2000, the Company converted 76 and 56 Hecali stores, respectively, to The One stores format. No Hecali stores were converted in 2001.

NOTE 3 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Following is a summary of the significant accounting policies, including the concepts, methods and criteria related to the recognition of the effects of inflation on the financial statements:

a. Recognition of the effects of inflation

The consolidated financial statements and the notes thereto are expressed in constant pesos of purchasing power as of December 31, 2001 and have been prepared in conformity with accounting principles generally accepted in Mexico, in accordance with the following policies:

- Investments in marketable securities are stated at market value.

- Inventory and cost of sales are restated by the replacement cost method.

- Property, furniture, equipment, investment in stores, goodwill and the components of stockholders' equity are restated by applying factors derived from the National Consumer Price Index (NCPI).

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

- The NCPI used to recognize the effects of inflation in the financial statements was 308.919, 336.596 and 351.418 as of December 31, 1999, 2000 and
   2001, respectively.

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

Following is an analysis of revenues and cost of sales:

                                                                            Year ended December 31,
                                                  ---------------------------------------------------------------------------

Revenues:                                                 1999                       2000                       2001
--------                                                  ----                       ----                       ----

Sales of merchandise                              Ps        10,110,937       Ps         11,704,212      Ps        11,681,352
Accrued income from extended warranties                         99,030                     163,266                   208,105
Accrued mark-up                                              2,347,603                   2,772,365                 2,997,339
Penalty interest                                               369,105                     373,686                   367,704
Loss on monetary position from accounts
receivable                                                    (277,652)                   (238,743)                 (152,719)
Revenues from money transfer services (*)                      395,385                     598,496                   506,651
                                                  --------------------       ---------------------      --------------------

                                                  Ps        13,044,408       Ps         15,373,282      Ps        15,608,432
                                                  ====================       =====================      ====================

Costs:
-----

Cost of merchandise sold                          Ps         7,057,015       Ps          7,979,031      Ps         8,039,694
Other provisions                                                29,710                      49,015                    62,104
Interest expense on loans                                      310,619                     320,816                   308,551
Allowance for doubtful accounts                                482,538                     599,659                   654,764
Interest on money transfer funding                              16,732                      14,257                    11,248
Gain on monetary position on loans
obtained to finance the installment sales
program                                                       (180,473)                   (155,186)                  (99,268)
                                                  ---------------------      ---------------------      --------------------

                                                  Ps         7,716,141       Ps          8,807,592      Ps         8,977,093
                                                  ====================       =====================      ====================

(*) In January 1996, Elektra entered into a ten-year Exclusive Services Agreement with Western Union for the transfer of money from the United States to Mexico, under which Elektra will receive US$14.2 million annually over ten years. For this purpose, Western Union deposited US$142 million into an escrow account, which in turn invested this amount by purchasing 2% of the shares of three consolidated subsidiaries of Grupo Elektra. Each year, the escrow sells a portion of the shares equivalent to US$14.2 million, which are paid annually to Elektra for the exclusive services.

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

Revenues from penalty interest are recorded as collected.

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

h. Property, furniture, equipment and investment in stores

Property, furniture and equipment are expressed at acquisition cost and are restated as explained in Note 3a. Investment in stores represents major improvements necessary for the opening of stores, and is restated as mentioned in Note 3a. At December 31, 1999, 2000 and 2001, the Company owned 79, 70 and 83 stores, and leased 867, 880 and 870 stores, respectively.

Depreciation is calculated by the straight-line method, based on the estimated useful lives and the values of the Company's fixed assets. Amortization of investment in stores is calculated by the straight-line method over periods no longer than five years (see Note 7).

i. Investments in shares

The investment in Comunicaciones Avanzadas, S. A. de C. V. (CASA) is accounted for by the equity method. The equity in the results of CASA is shown net of the amortization of the related goodwill, in the consolidated statements of income. The amortization of CASA goodwill amounted to Ps58,450 in each of the years ended December 31, 1999, 2000, and 2001.

Investments in marketable equity securities are recorded at market value with gains and losses recognized in earnings.

Other investments in non-marketable equity securities in which the Company's interest is less than 10% are stated originally at cost, and restated as mentioned in Note 3a. The Company periodically reviews the carrying value of these investments, which are written down upon evidence of impairment.

j. Goodwill and negative goodwill

The excess of cost over the book value of the shares of subsidiaries and equity investees acquired (goodwill) and negative goodwill are amortized over twenty and five years, respectively, and are restated as mentioned in Note 3a.

The related negative goodwill amortization for the years ended December 31, 1999, 2000 and 2001 amounted to Ps25,966, Ps34,618 and Ps34,618 respectively, and is included in the depreciation and amortization expense.

k. Income tax and employees' statutory profit sharing

Beginning on January 1, 2000 the Company adopted Statement D-4 "Accounting Treatment of

Income Tax, Asset Tax and Employees' Profit Sharing". Under this statement, deferred taxes are initially recognized for all differences between book and tax values of assets and liabilities and for tax loss carryforwards and asset tax carryforwards that have a high probability of realization. The adoption of this statement resulted in an increase in stockholders' equity of Ps262,942, including Ps5,258 corresponding to minority interest.

For the years ended December 31, 2000 and 2001, the Company recorded provisions for deferred income tax including the loss on monetary position amounting to Ps215,248 and Ps260,840, respectively. (See Note 13)

Through December 31, 1999, deferred taxes were recognized for non-recurring timing differences between financial pretax income and taxable income, which were expected to reverse in an identifiable period.

l. Labor obligations

Seniority premiums to which employees are entitled upon termination of employment after 15 years of service, as well as benefits from the noncontributory retirement plans established by the Company's subsidiaries for their employees, are recognized as expenses of the years in which the services are rendered, based on actuarial studies.

Plan benefits are primarily based on employees' years of service, which the Company estimates to be an average of 25 years, and on remuneration at retirement. At December 31, 2000 and 2001, the respective liability amounted to Ps49,180 and Ps56,762, respectively, and is included in other long-term liabilities.

For the years ended December 31, 1999, 2000 and 2001 the net cost for the period charged to income amounted to Ps7,461, Ps9,517 and Ps7,582, respectively.

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

The figures of the subsidiaries in Central and South America are translated by using the methodology established in Statement B-15 "Transactions in Foreign Currency and Translation of Financial Statements of Foreign Subsidiaries". In accordance with the provisions of that statement, the figures of those subsidiaries are restated by applying inflation factors of the country of origin. The resulting monetary and nonmonetary assets and liabilities, as well as the income and expenses, are translated at the exchange rate in effect on the balance sheet date. Differences arising from the translation of the subsidiaries' financial statements as of December 31, 1999, 2000 and 2001 amounted to (Ps13,266), Ps19,375 and (Ps16,144), respectively, and were recorded as part of stockholders' equity.

o. Earnings per share

Earnings per share is computed in accordance with Statement B-14, "Earnings per Share", by dividing the income of majority stockholders by the weighted average number of shares outstanding in 1999 (3,440,460,171), 2000 (3,662,810,268) and
2001 (3,682,898,252). Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then share in the earnings of the entity. The effect of stock options granted to the Company's employees on earnings per share did not have a material effect on the calculation of diluted earnings per share.

p. Derivative financial instruments

Effective on January 1, 2001, the Company adopted the guidelines of amended Statement C-2, "Financial Instruments" ("Statement C-2") . Statement C-2 states that instruments used for hedging purposes, be recorded in the balance sheet and valued using the same valuation criteria used to value the hedged asset or liability. Furthermore, Statement C-2 requires for instruments not designated as a hedge, the recognition of asset or liability derived from the acquisition cost and fair value of these instruments. Subsequent fair value adjustments are reflected in the statement of income. (See Note 10).

Derivative financial instruments are used by the Company primarily to manage its
(i) foreign exchange rate risk and (ii) interest rate risk. Realized and unrealized gains and losses on forward currency contracts are recognized in income of the period and are included in comprehensive financing cost. For the years ended December 31, 1999, 2000 and 2001, these operations generated losses of Ps66,920, Ps134,154 and Ps51,102, respectively. Realized gains and losses on options and interest-rate swaps designated as a hedge are recognized in income of the period and are included in comprehensive financing cost. At the end of the period, these financial instruments are valued with the same valuation criteria applied to the assets and liabilities being covered.

In addition, the Company entered into transactions involving instruments indexed to the Company's stock. Through December 31, 2000, gains and losses on instruments indexed to the Company's stock were recognized in the financial statements when realized. Beginning on January 1, 2001, unrealized gains and losses are recognized in the balance sheet as either assets or liabilities. Any resulting gain or loss is recorded in paid-in capital because these transactions are carried out with the Company's own shares. Interest expense on the transactions, as well as dividends pertaining to these shares, are recorded in the results of the year in which they accrue. For the years ended December 31, 1999, 2000 and 2001, the Company credited or (charged) to equity Ps58,178, Ps101,882 and (Ps65,908), respectively.

Counterparties to derivative transactions are normally major financial institutions, which also participate in the Company's bank credit facilities. Credit loss from counterparty non-performance is not anticipated.

q. Comprehensive income

In 2001, the Company adopted Statement B-4 "Comprehensive Income". This statement establishes new standards for reporting and displaying comprehensive income and its components in the statement of stockholders' equity. Under this statement, comprehensive income means the net income of the year plus any items which according to other statements are required to be recorded directly in stockholders' equity and are not capital contributions, reductions or disbursements (see Note 12).

r. Description of leasing arrangements

The Company conducts a major part of its operations from leased facilities, which include 870 stores, seven warehouses and the building housing the Company's headquarters. These facilities are under operating leases that expire over the next ten years. Most of the operating leases are renewable for periods of three to five years.

Some of the rental payments on store facilities are based on a minimum rental or a percentage of the store's sales (contingent rentals).

In most cases, management expects leases to be renewed or replaced by other assets.

s. Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements. Actual results could differ from those estimates.

t. Reclassifications

Certain reclassifications have been made to prior period amounts for them to conform to the current presentation.

u. Recently issued accounting standards

In November 2001, the Mexican Institute of Public Accountants (MIPA) issued revised Statement C-9, "Liabilities, Provisions, Contingent Assets and Liabilities and Commitments" ("Statement C-9"), which supersedes existing Statement C-9, "Liabilities" and Bulletin C-12, "Contingencies and Commitments". Statement C-9 establishes a methodology for valuation, presentation and disclosure of liabilities and provisions, as well as for valuation and disclosure of contingent assets and liabilities, and for disclosure of commitments. Among other things, Statement C-9 establishes guidelines for the recognition of liabilities and non-recognition of liabilities in the event of extinguishments, restructurings or conversion to equity. In addition, in the case of provisions, it introduces the concept of discounting long-term provisions. With respect to contingent liabilities, Statement C-9 states that all contingent liabilities that have a probable realization must be accounted for and disclosed in the financial statements, contingent liabilities that have a possible realization cannot be accounted for in the financial statements, but must be disclosed, and contingent liabilities that have a remote realization cannot be accounted for in the financial statements and are not required to be disclosed. Statement C-9 requires disclosure of committed amounts when they represent significant fixed asset additions, contracted services and goods that exceed the Company's immediate needs or if the commitment is considered a contracted obligation. The provisions of Statement C-9 are required to be applied beginning on January 1, 2003, although early adoption is recommended. Management is currently evaluating the impact that the adoption of Statement C-9 will have on its consolidated financial statements.

In December 2001, the MIPA issued Statement C-8, "Intangible Assets" ("Statement C-8"), which defines intangible assets as costs incurred and rights or privileges acquired that will generate a future economic benefit. Statement C-8 provides a clear definition of research and development costs, requiring that only development costs may be deferred to a future period. Furthermore, Statement C-8 states that preoperating costs should be expensed as a period cost, unless they could be classified as development costs. Statement C-8 requires that goodwill and intangible assets, including previously existing goodwill and intangible assets, with indefinite useful lives should not be amortized, but should be tested for impairment annually. Goodwill and intangible assets with finite useful lives should be amortized over its useful life. The provisions of Statement C-8 are required to be applied beginning on January 1, 2003, although early adoption is recommended. Management is currently evaluating the impact that the adoption of Statement C-8 will have on its consolidated financial statements.

NOTE 4 - FOREIGN CURRENCY POSITION:

The following information is expressed in thousands of U.S. dollars, since this is the currency in which most of the Company's foreign currency transactions are carried out.

The Company had the following foreign currency monetary assets and liabilities:

                                           (Thousands of US dollars)
                                                December 31, 2000
                                 -----------------------------------------------

                                                  Central and
                                                     South
                                Mexico            America (*)          Total
                                ------            -----------          -----

Assets                          US$ 84,343        US$43,458         US$127,801
Liabilities                       (413,687)         (48,831)          (462,518)
                                ----------        ---------         ----------

Net short position             (US$329,344)      (US$ 5,373)       (US$334,717)
                                ==========        =========         ==========

                                                December 31, 2001
                                 -----------------------------------------------

                                                  Central and
                                                     South
                                Mexico            America (*)          Total
                                ------            -----------          -----

Assets                          US$131,159        US$39,287         US$170,446
Liabilities                       (497,880)         (16,637)          (514,517)
                                ----------        ---------         ----------

Net (short) long position      (US$366,721)       US$22,650        (US$344,071)
                                ==========        =========         ==========

(*) Denominated in various currencies, which were translated to US dollars at the exchange rates in effect on December 31, 2000 and 2001.

At December 31, 2001, the exchange rate was Ps9.17 to the U.S. dollar (Ps9.60 at December 31, 2000). At April 4, 2002, date of issuance of the consolidated financial statements, the exchange rate was Ps9.04 to the U.S. dollar.

At December 31, 2000 and 2001, the Company had entered into forward currency exchange contracts to hedge the amount borrowed from the Euro Commercial Paper Program as mentioned in Note 10.

Below is a summary of the principal foreign currency transactions carried out by the Company's subsidiaries in 1999, 2000 and 2001:

                                                       Year ended December 31,
                                                       -----------------------

                                              1999             2000               2001
                                              ----             ----               ----

Revenues from money transfer services    US$  27,140        US$  46,667         US$ 37,885
Sale of merchandise                           82,911             88,434            104,381
Imported merchandise                         (66,766)           (94,121)           (24,485)
Interest expense                             (33,229)           (49,096)           (50,235)
Fees                                         (25,192)           (15,733)            (5,784)
Other                                        (10,437)           (27,986)           (23,594)
                                          ----------         ----------         ----------

Net                                      (US$ 25,573)       (US$ 51,835)        US$ 38,168
                                          ==========         ==========         ==========

NOTE 5 - NET BALANCES DUE FROM CUSTOMERS AND SECURITIZATION OF RECEIVABLES:

Customer account balances at December 31, 2000 and 2001 were as follows:

                                                                       December 31,
                                                                       ------------

                                                           2000                        2001
                                                           ----                        ----

Retail receivables - Net of securitization              Ps 2,967,156               Ps 2,969,093
Less: Past due receivables written - off in the year        (558,536)                  (667,428)
                                                        ------------               ------------

Net retail receivables                                     2,408,620                  2,301,665
Wholesale receivables                                          5,238                      5,380
                                                        ------------               ------------

Total                                                      2,413,858                  2,307,045

Less - Allowance for doubtful accounts                      (136,886)                  (124,222)
                                                        ------------               ------------

                                                           2,276,972                  2,182,823
Deposits on securitized receivables - Net                  1,576,699                  1,204,313
                                                        ------------               ------------

                                                        Ps 3,853,671               Ps 3,387,136
                                                        ============               ============


Accounts receivable from retail customers are shown net of the unearned installment sales mark-up. The unearned installment sales mark-up was Ps465,140 and Ps630,958 at December 31, 2000 and 2001, respectively.

The movement of the allowance for doubtful accounts is as follows:

                                          Year ended December 31,
                                          -----------------------

                                 1999              2000               2001
                                 ----              ----               ----

Beginning balance             Ps105,235          Ps 95,763          Ps136,886
Provisions                      482,538            599,659            654,764
Write-offs                     (492,010)          (558,536)          (667,428)
                              ---------          ---------          ---------

Ending balance                Ps 95,763          Ps136,886          Ps124,222
                              =========          =========          =========

Securitization of receivables

Elektrafin has established a revolving securitization program to securitize its receivables through the transfer of a portion of its receivable collection rights to a trust fund in exchange for cash resources obtained from the public offering of "Ordinary and Amortizable Participation Certificates" ("CPOs"). The public offering is effected by the issuance of preferred and subordinated CPOs acquired by public investors and Elektrafin, respectively. In each public offering, the Company is required to transfer an additional portion of its portfolio to guarantee the issue, which is represented by the subordinated CPOs owned by Elektrafin. The subordinated CPOs are referred to as deposits on securitized receivables and are included in customer account balances.

At December 31, 2001, the following issues were outstanding:

                                                                           Amount of
                     Date of                      Maturity                 the issue            Interest                  Fitch
 Issue              issuance                        date               at nominal value         rate (**)             Mexico grade
------              --------                        ----               ----------------         ---------             ------------

 99-1           September 1999                   August 2002             Ps 200,000            IICR + 1.5                   AA +
 00-1U          April 2000                       April 2004                 388,020 (*)        8.35%                        AAA
 01-1           March 2001                       March 2004                 650,000            IICR + 2.0                   AAA
 01-2           July 2001                        June 2005                  550,000            IICR + 0.7                   AAA

(*) Equivalent to 127 million Unidades de Inversion (UDIs). UDIs are a unit of measurement which considers the effects of inflation.

(**) Interbank Interest Compensation Rate (IIRC).

On February 14, 2002, Elektrafin completed its most recent securitization of receivable through the public issuance of CPOs amounting to Ps750,000 payable in four years, which was graded AAA by Fitch Mexico, S. A. de C. V. The applicable interest rate will be IICR plus 0.65%.

In December 2001, Elektrafin settled the 98-1 issue which originally matured in April 2002. In March 2002, Elektrafin settled the 99-1 issue with original maturity date of August 2002.

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

NOTE 6 - INVENTORIES:

                                                              December 31,
                                                              ------------

                                                      2000                  2001
                                                      ----                  ----

Brand name merchandise                             Ps2,713,114           Ps2,733,346
Elektra brand name merchandise                          54,815                41,792
Other merchandise                                       38,009                 6,641
Merchandise in transit                                  21,018                 9,818
                                                   -----------           -----------

                                                     2,826,956             2,791,597
Less - Allowance for obsolete inventories              (23,440)               (1,840)
                                                   -----------           -----------

                                                     2,803,516             2,789,757
Advances to suppliers                                  183,785                91,700
                                                   -----------           -----------

                                                   Ps2,987,301           Ps2,881,457
                                                   ===========           ===========

NOTE 7 - PROPERTY, FURNITURE, EQUIPMENT AND INVESTMENT IN STORES:

                                                                           Average annual
                                                   December 31,             depreciation
                                                   ------------           and amortization
                                         2000                 2001             rate (%)
                                         ----                 ----             --------

Buildings                            Ps 2,195,479         Ps 2,184,992             3
Computer equipment                      1,355,990            1,394,155            30
Communication equipment                   360,980              369,435            10
Transportation equipment                  397,751              366,091            23
Furniture and fixtures                    610,409              655,598            14
Machinery and equipment                   375,447              391,661            10
                                     ------------          -----------

                                        5,296,056            5,361,932
Less - Accumulated depreciation        (2,943,368)          (3,337,486)
                                     ------------         ------------

                                        2,352,688            2,024,446
Land                                      918,938              916,855
                                     ------------         ------------

                                        3,271,626            2,941,301
Investment in stores - Net                565,572              715,822            20
                                     ------------         ------------

                                     Ps 3,837,198         Ps 3,657,123
                                     ============         ============

NOTE 8 - INVESTMENT IN SHARES:

                                                    December 31,                 Percentage
                                          ---------------------------------          of
                                             2000                   2001           equity
                                             ----                   ----           ------

Comunicaciones Avanzadas, S. A. de
C. V. (CASA)                               Ps625,971            Ps  796,087        35.8%
Other                                        239,028                235,802
                                           ---------            -----------

                                           Ps864,999            Ps1,031,889
                                           =========            ===========

On March 26, 1996, the Company purchased 35.8% of the capital stock of CASA, through the capitalization of accounts receivable amounting to US$45.4 million and a cash payment amounting to US$62.2 million. CASA is a holding company which owns 90% of the equity of Azteca Holdings, S. A. de C. V. ("AH"), which in turn owns 56.7% of the equity of TV Azteca and 26.2% of the equity of Grupo Cotsa, S.
A. de C. V. The Company has the right to exchange all or a portion of its shares of CASA at any time before March 26, 2006, for the 226.4 million CPOs of TV Azteca owned by AH. This exchange right allows the Company to acquire up to approximately 7.6% of the capital stock of TV Azteca. Through the Company's indirect investment in TV Azteca, the Company indirectly owns 9.1% of Todito.com., S. A. de C. V. and 9.1% of Operadora Unefon, S. A. de C. V. (see
Note 9).

In July 2000, the Company's Board of Directors' Committee on Related Party Transactions approved an agreement granting CASA or its assignee, a call option to acquire the Company's 35.8% interest in CASA, or a portion thereof (not less than 50%), at any time prior to October 13, 2001 for a total cash payment of approximately US$316.4 million. In connection with the requirements of section
4.14 of the Indenture governing the issuance of the US$275 million 12% Senior Notes due 2008 mentioned in Note 10, the Company obtained a written opinion from a recognized United States investment banking firm certifying that the financial terms of the option were fair from a financial point of view to Grupo Elektra.

Due to the fact that CASA and its assignee did not exercise the option, the Company received US$15.8 million, which was recorded as other in comprehensive financing cost in 2001.

Included below is the summarized financial information of CASA:

                                                       December 31,
                                                       ------------

                                                2000                  2001
                                                ----                  ----

Current assets                              Ps 6,867,235           Ps 7,171,603

Non-current assets                            13,889,737             14,496,216
                                            ------------           ------------

                                            Ps20,756,972           Ps21,667,819
                                            ============           ============

Current liabilities                         Ps 1,879,509           Ps 2,371,695
Long term liabilities                         16,048,536             15,271,567
                                            ------------           ------------

                                              17,928,045             17,643,262
                                            ------------           ------------

Majority stockholders                          1,748,522              2,223,707
Minority stockholders                          1,080,405              1,800,850
                                            ------------           ------------

Total stockholders' equity                     2,828,927              4,024,557
                                            ------------           ------------

                                            Ps20,756,972           Ps21,667,819
                                            ============           ============

                                                Year ended December 31,
                                                -----------------------

                                         1999           2000           2001
                                         ----           ----           ----

Net revenue                           Ps4,770,929    Ps5,669,517    Ps5,769,640
Operating (loss) income                      (576)     1,242,218      1,681,108
Net (loss) income                        (181,004)       209,011      1,274,089

NOTE 9 - ACCOUNTS RECEIVABLE (PAYABLE) AND SIGNIFICANT TRANSACTIONS WITH RELATED
PARTIES:

                                                                December 31,
                                                                ------------

                                                          2000               2001
                                                          ----               ----

Azteca Holdings, S. A. de C. V. and subsidiaries        Ps 44,949         Ps 51,150
Biper, S. A. de C. V. and subsidiaries ("Biper")           27,886            55,780
Mobil Digital, S. A. de C. V. and subsidiaries             20,516            35,283
Unefon, S. A. de C. V. and subsidiaries - Net             (18,992)           43,919
Other                                                     106,069            76,652
                                                        ---------         ---------

                                                        Ps180,428         Ps262,784
                                                        =========         =========


The principal transactions with related parties are as follows:

Merchandise sales

Revenues from sales of electronic devices and equipment to related parties amounted to Ps79,530 Ps125,198 and Ps48,467 for the years ended December 31, 1999, 2000 and 2001, respectively.

Advertising agreements signed with Azteca Holdings, S. A. de C. V. and subsidiaries

In March 1996 the Company entered into a ten-year agreement with TV Azteca whereby Elektra will purchase at least 5,200 minutes per year of advertising time from TV Azteca, to be aired during otherwise unsold time. The price is a minimum of US$1.5 million per year for ten years. For the years ended December 31, 1999, 2000 and 2001, the Company recorded advertising expenses of Ps11,049, Ps15,396 and Ps17,142, respectively, under this arrangement.

In 1998, Elektra and TV Azteca entered into a separate five-year agreement pursuant to which TV Azteca will air commercial spots for Elektra at commercial rates based on the gross rating points assigned during premium airtime, i.e., from 7:00 p.m. to 12:00 a.m. Under the 1998 agreement, Elektra determines each year how much airtime to purchase from TV Azteca for that particular year. In 1999, Elektra purchased Ps20,880 of airtime under the 1998 agreement. Elektra did not purchase any airtime in 2000 and 2001 under this agreement.

On February 17, 2000, Elektra and TV Azteca entered into an additional advertising agreement, pursuant to which TV Azteca will air commercial spots for Elektra at rates based on the rating points assigned per schedule. In 2000 Elektra purchased airtime amounting to Ps53,237 under this contract. Elektra did not purchase any airtime in 2001 under this agreement.

On May 2, 2001, Elektra del Milenio entered into another advertising agreement with TV Azteca for Ps54,500. Pursuant to the agreement, Elektra del Milenio has the right to air advertising spots on Channels 13 and 7 and their national networks from May 2, 2001 through December 31, 2001. At the end of the period, any remaining advertising balance will be forfeited and TV Azteca will have no further obligations to Elektra del Milenio.

Agreements signed with Biper, S. A. de C. V. and subsidiaries (Biper)

The Company's relationship with Biper is governed by two separate agreements dated March 31, 1996, and March 15, 1997, pursuant to which Elektra acts as Biper's agent to promote Biper's paging and message delivery services, sign up Biper subscribers, provide customer support and carry out collections.

The Company's income for the years ended December 31, 1999, 2000 and 2001, corresponding to the aforementioned services amounted to Ps56,873, Ps26,439 and Ps4,691, respectively.

Agreement signed with Operadora Unefon, S.A. de C.V. (Unefon)

At the August 31, 2000 meeting of the Company's Board of Directors' Committee on Related Party Transactions, it was agreed to terminate the agreement with Unefon dated October 15, 1999, and to sign a new agreement with a mandatory ten-year duration for both parties, beginning January 1, 2000.

In accordance with this new agreement, Elektra, SyR, The One and Hecali are required to:

i.      Promote among their customers the telephone services provided by Unefon,
ii. Sell, for credit or cash, the telephones acquired by the companies from Unefon.
iii. Allow Unefon to install towers, antennas, shelters, or other transmission equipment at each of the stores of the companies.

For the year ended December 31, 2001, revenues corresponding to this contract were Ps31,069, while during 2000 were not significant. The liability as of December 31, 2000 represents the purchase of telephones from Unefon.

Option on Unefon shares

On October 19, 2000, TV Azteca granted, on a pro rata basis to certain of its shareholders, including Azteca Holdings, rights to acquire all of the shares of Unefon owned by TV Azteca. The rights to acquire the Unefon shares were subject to the receipt of consents from the Holders of the TV Azteca and Azteca Holdings Senior Secured Notes 2002, which were obtained on March 27, 2001, the receipt of regulatory approvals and third parties approvals, including the approval of Nortel. In addition, the Rights are subject to the effectiveness of a registration statement filed with the U.S. Securities and Exchange Commission that registers the Unefon shares underlying the rights

Of the 601,042,247 Series A shares of Unefon that Azteca Holdings may acquire pursuant to the rights, as a shareholder of TV Azteca, 511,743,120 shares are subject to a right to purchase granted in favor of Ricardo B. Salinas Pliego and Elisa Salinas Gomez, Mr. Salinas Pliego's aunt. Mr. Salinas and Mrs. Salinas Gomez paid a US$6.65 million non-refundable premium to Azteca Holding for these purchase rights. However, in order to exercise these purchase rights, Mr. Salinas Pliego and/or his affiliates must first have directly or indirectly acquired the CASA shares or all of our outstanding capital stock, or the Company must have exercised its right to exchange all of the shares of CASA for 226,492,629 CPOs of TV Azteca pursuant to the terms of the share exchange agreement dated March 26,1996 between Grupo Elektra and Azteca Holdings. If Mr. Salinas Pliego and Mrs. Salinas Gomez have not so acquired the CASA shares, and the Company has not exercised its share exchange right, then Grupo Elektra will have the right, in lieu of Mr. Salinas Pliego and Mrs. Salinas Gomez, to exercise up to 34% of Azteca Holdings rights to acquire Unefon shares. If the Company or Mr. Salinas Pliego and Mrs. Salinas Gomez, if applicable, exercise the purchase right and acquire the Unefon shares, such shares, together with any cash proceeds or securities received upon the sale of such shares or acquired with such cash proceeds, will be pledged as collateral to secure the senior notes issued by Azteca Holdings amounting to US$255 million that mature in 2003 and 2005. The rights are exercisable only on December 11, 2002, unless the time of exercise is extended by TV Azteca or an acceleration event occurs. Any rights that are not exercised on the exercise date will expire and TV Azteca will retain ownership of the shares underlying the rights. At December 31, 2001, the grant of the rights are still subject to the effectiveness of a registration statement of Unefon with the U.S. Securities and Exchange Commission.

Agreement signed with Todito.com, S. A. de C. V. (Todito)

At the May 3, 2000 meeting of the Company's Board of Directors' Committee on Related Party Transactions, it was agreed to enter into an agreement with Todito dated May 9, 2000 with a duration of five years from the date the agreement was signed.

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

In 2000 and 2001, the amounts derived from this agreement were not significant.

Interest income

During the year ended December 31, 1999, the Company extended short-term loans to Biper and Radiocel, S. A. de C. V. (subsidiary of Mobil Digital, S. A. de C. V.). Interest income under these arrangements amounted to Ps15,970 and Ps11,360, respectively. No additional loans were made in 2000 and 2001.

NOTE 10 - DEBT AND DERIVATIVE FINANCIAL INSTRUMENTS:

       December 31,
       ------------

                                                      2000                 2001
                                                      ----                 ----

12.0% Senior Notes US$275 million due 2008         Ps2,756,160          Ps2,521,750
Syndicated Loan for US$130 million                                        1,192,100
Euro Commercial Paper                                  651,456              233,835
Unsecured loans in Mexican pesos                       385,758              316,273
Unsecured loans in U.S. dollars                        141,391              139,366
Loans in other currencies                              217,510
Derivative financial instruments                        34,622               84,282
Interest                                               107,562              116,723
                                                   -----------          -----------

                                                     4,294,459            4,604,329
Less current portion                                 1,538,299              890,479
                                                   -----------          -----------

Long-term debt                                     Ps2,756,160          Ps3,713,850
                                                   ===========          ===========


US$100 million 12.75% Senior Notes due 2001

In May 1996, Grupo Elektra issued Senior Notes for US$100 million on international markets, payable in May 2001, subject to interest at 12.75% per annum, payable semiannually, and guaranteed by Elektra and Elektrafin. The indenture governing these Senior Notes includes certain financial covenants, the most significant of which are "Consolidated Cash Flow Coverage Ratio" and "Consolidated Operating Cash Flow". At December 31, 2000, US$100 million of these Senior Notes have been considered extinguished through defeasance. On May 15, 2001, the Company repaid these Senior Notes.

US$275 million 12.0% Senior Notes due 2008

On March 22, 2000, Grupo Elektra completed a private placement of US$275 million in Senior Notes due 2008, resulting in net proceeds of US$268.1 million. The Senior Notes were subsequently publicly registered in the United States of America. Interest on the Notes are payable semi-annually on April 1 and October 1, commencing on October 1, 2000.

A portion of the proceeds was used to prepay the US$120 million outstanding balance on the syndicated guaranteed revolving credit facility and to purchase commercial paper and certificates of deposits of US$110.9 million, which were placed in an irrevocable trust and were used to pay the scheduled interest and principal at maturity on the US$100 million 12.75% Senior Notes due May 2001.

The Indenture governing the Senior Notes imposes significant operating and financial restrictions on the Company. Such restrictions affect, and in many respects limit or prohibit, among other things, the Company's ability to pay dividends, incur indebtedness, create liens, enter into transactions with affiliates and consummate certain asset sales. The notes are guaranteed by all of the Company's subsidiaries.

Syndicated loan for US$130 million

On July 25, 2001, the Company entered into a five-year US$130 million credit agreement with a syndicate of financial institutions and with Citibank, N.A. as agent. The loan is divided in two Tranches of US$65 million each. During the first year of the loan Tranche "A" bears interest at LIBOR plus 2.75% and Tranche "B" at LIBOR plus 3.25%. Thereafter the applicable margin will be determined based on the results of the "Interest Coverage Ratio". This loan is guaranteed by Elektra, Elektrafin and SyR, and includes certain financial covenants with which the Company complied at December 31, 2001, the most significant of which being "Interest Coverage Ratio", "Leverage Ratio", "Current Assets Ratio" and "Fixed Charge Coverage Ratio".

For the year ended December 31, 2001 the average interest rate was 6.88%. This loan is payable as follows:

          Date                                     Thousands of U.S. dollars
          ----                                     -------------------------

January 30, 2003                                           US$ 24,375
July 30, 2003                                                  24,375
January 30, 2004                                               24,375
July 30, 2004                                                  24,375
January 30, 2005                                                8,125
July 30, 2005                                                   8,125
January 30, 2006                                                8,125
July 30, 2006                                                   8,125
                                                           ----------

                                                           US$130,000
                                                           ==========

Euro Commercial Paper Program

Grupo Elektra and Elektra have a Euro Commercial Paper Program which provides for unsecured short-term borrowings up to an aggregate of US$150 million or its equivalent in alternative currencies. The Euro Commercial Paper Program is unconditionally and irrevocably guaranteed by Grupo Elektra, Elektra, Elektrafin, SyR, Hecali and Ardoma. At December 31, 2001, the Company has drawn down US$25.5 million (US$65 million at December 31, 2000), payable in the year 2002. For the years ended December 31, 2000 and 2001, the average interest rates were 10.18% and 8.95%, respectively.

Loans in other currencies

These loans are as follows:


                                                             Average

                                    December 31,          interest rate

                                       2000                    2000
                                       ----                    ----


Quetzales (Guatemala)               Ps 79,662                  21.0
Lempiras (Honduras)                    29,270                  21.3
Colones (El Salvador)                  31,215                  17.5
Pesos Dominicanos (Dominican
Republic)                              36,991                  27.7
Soles (Peru)                           40,372                  18.4
                                    ---------

                                    Ps217,510

Derivative financial instruments

a. Transactions with derivative financial instruments indexed to the Company's own stock

Grupo Elektra has entered into certain derivative operations under which it swapped the future appreciation of its shares and CPO's for floating interest payments. At December 31, 2001, the liability for these transactions amounted to Ps41,285.

b. Forward currency exchange contracts

Grupo Elektra and Elektra have entered into short-term forward currency exchange contracts to protect themselves from changes in the exchange rate between the Mexican peso and the U.S.

dollar. At December 31, 2000 and 2001, the Company has hedged liabilities from the Euro Commercial Paper with forward currency exchange contracts amounting to US$50 million and US$25 million, respectively. At December 31, 2000 and 2001, the related liability amounted to Ps34,622 and Ps38,415, respectively.

c. Interest rate swaps and options

Certain loans require the Company to pay interest at variable rates, while the Company provides credit to its customers at fixed rates. As a result, in 2001, Grupo Elektra and Elektrafin entered into interest rate swaps and options to protect themselves from changes in interest rates, mainly the 28-day IICR. These transactions resulted in losses of Ps59,460.

At December 31, 2001, the liability for these transactions amounted to Ps4,582.

NOTE 11 - OPERATING AND FINANCIAL LEASES:


Following is a schedule of future minimum rental payments required under operating leases that have initial or remaining noncancellable lease terms in excess of one year as of December 31, 2001:

       Year ending December 31:
       ------------------------

               2002                                  Ps  309,513
               2003                                      274,827
               2004                                      244,804
               2005                                      214,592
               2006 and thereafter                       466,481
                                                     -----------

               Total minimum payments required       Ps1,510,217
                                                     ===========


The following schedule shows the composition of total rental expense for all operating leases:

                                        Year ended December 31,
                                        -----------------------

                                 1999            2000            2001
                                 ----            ----            ----

Minimum rentals               Ps336,036       Ps321,816       Ps314,117
Contingent rentals               32,821          23,894          21,759
                              ---------       ---------       ---------

                              Ps368,857       Ps345,710       Ps335,876
                              =========       =========       =========

The Company has acquired computer equipment amounting to Ps387,565 under capital leases in U.S. dollars with purchase options after two to three years. At December 31, 2000 and 2001 the accumulated depreciation of that equipment amounted to Ps70,161 and Ps164,268, respectively. The liabilities under these capital lease contracts have the following maturities:

Year
----

2002                                                         Ps152,768
2003                                                            61,454
2004                                                             8,852
                                                             ---------

Total liability                                                223,074
Less amount representing interest                               20,123
                                                             ---------

Net liability                                                  202,951
Less current portion                                           148,674
                                                             ---------

Long-term portion                                            Ps 54,277
                                                             =========

NOTE 12 - STOCKHOLDERS' EQUITY:

a. Company merger

At the Extraordinary Meeting held on August 28, 2000, the stockholders approved the merger of Grupo Elektra into its subsidiary Grupo SyR, whose name was subsequently changed to Grupo Elektra, S. A. de C. V. The merger was effected through the exchange of shares in Grupo Elektra for equivalent shares in Grupo SyR. As a result of the merger, the Company recorded a net increase in equity of Ps5,176. For accounting purposes, the merger has been accounted for as a recapitalization of Grupo Elektra.

b. Capital structure

The Company's by-laws provide that all series of shares are without par value and unrestricted as to ownership. Common shares are divided into Series "A" shares, Series "B" shares, and Series "L" shares. Series "L" shares have restricted voting rights. No variable capital has been subscribed at December 31, 2001. For trading purposes in the Mexican and U.S. stock exchanges, the Company has issued Ordinary Participation Certificates (CPOs) comprising two Series "B" shares and ones Series "L" share and "American Depositary Receipts" ("ADRs") comprising ten CPOs.

The fixed minimum capital stock was represented as follows:

                                                                 December 31,
                                                                 ------------

                                                   1999              2000              2001
                                                   ----              ----              ----

Series "A" Shares                              Ps  49,834         Ps 51,718         Ps 51,718
Series "B" Shares                                  78,080            81,190            81,190
Series "L" Shares                                  16,247            16,861            16,861
                                               ----------         ---------         ---------

Fixed minimum capital stock                       144,161           149,769           149,769
Subscribed but unpaid capital stock               (21,210)          (21,548)          (21,894)
                                               ----------         ---------         ---------

Capital stock expressed in nominal pesos          122,951           128,221           127,875
Effect of restatement                             498,181           501,202           491,897
                                               ----------         ---------         ---------

Capital stock expressed in Mexican pesos
of December 31, 2001 purchasing power          Ps 621,132         Ps629,423         Ps619,772
                                               ==========         =========         =========

The capital stock is represented as shown below:

                                                                         December 31,
                                                                         ------------

Authorized shares:                                               2000                     2001
                                                                 ----                     ----

Series "A" Shares                                           1,495,024,470            1,495,024,470
Series "B" Shares                                           2,347,018,555            2,347,018,555
Series "L" Shares                                             487,416,030              487,416,030
                                                           --------------           --------------

                                                            4,329,459,055            4,329,459,055
                                                           --------------           --------------

Less: authorized but unsubscribed and/or unpaid shares:

Series "A" Shares                                            (220,279,440)            (220,279,440)
Series "B" Shares                                            (309,658,336)            (334,724,376)
Series "L" Shares                                             (89,267,588)            (101,800,608)
                                                           --------------           --------------

                                                             (619,205,364)            (656,804,424)
Repurchased shares                                            (89,340,284)             (26,852,004)
                                                           --------------           --------------

                                                             (708,545,648)            (683,656,428)
                                                           --------------           --------------

Net authorized shares subscribed and paid                   3,620,913,407            3,645,802,627
                                                           ==============           ==============

In the event that dividends are paid from retained earnings not arising from the Net Taxed Profit Account (CUFIN) a 35% tax will be paid on the amount exceeding the balance of the CUFIN multiplied by a factor of 1.5385. The applicable tax will be payable by the Company, and it may be credited against income tax owed by the Company in the following three years. Additionally, dividends paid to individuals or to parties resident abroad are subject to a maximum tax withholding equivalent to 7.69%, regardless of any previous taxation of such dividends. Capital stock reductions in excess of the sum of the balances of the capital contribution accounts, net taxed profit and reinvested net taxed profit, inflation-indexed in accordance with the procedures established by the Income Tax Law, are accorded the same tax treatment as dividends. At December 31, 2001, the balance of previously taxed retained earnings and the capital contribution accounts, determined in accordance with the tax regulations in effect, was Ps168,134 and Ps4,176,356, respectively.

In the years ended December 31, 1999, 2000 and 2001 the Company paid dividends for Ps141,058 (Ps0.125 per CPO), Ps146,128 (Ps0.113 per CPO) and Ps157,059
(Ps0.121 per CPO), respectively.

c. Stock option plans

In February 1994, the Company and its stockholders approved the creation of the Partner 2000 Stock Option Plan ("the Plan") for key employees of the Company and its subsidiaries. Under the Plan, the Company may grant employees options to acquire up to 70 million CPOs of the Company at a price of Ps2.5, Ps3.25 or Ps4.0 (nominal) per CPO. Options granted under the Plan vest ratably over a five-year period from the date of grant, if the Company achieves annual established performance goals, mainly related to net income increase. If the annual established performance goals are not achieved, the vesting of the options may be postponed or limited, but not beyond February 28, 2004. The option price per CPO was determined based on each employee's employment date. At December 31, 2001, 62,961,187 CPOs had been assigned, of which 45,678,828 had been exercised as follows:

Stock options under the plan              Number of CPOs
----------------------------              --------------

Outstanding on December 31, 1998            34,870,115
Exercised                                   (3,842,277)
                                           -----------

Outstanding on December 31, 1999            31,027,838
Granted                                         50,000
Exercised                                   (5,701,012)
                                           -----------

Outstanding on December 31, 2000            25,376,826
Exercised                                   (8,094,467)
                                           -----------

Outstanding on December 31, 2001            17,282,359
                                           ===========

Exercisable at December 31, 2001            14,983,736
                                           ===========

The following table summarizes information concerning stock options outstanding and exercisable at December 31, 2001:

                                                       Number of
                                     Options          exercisable
          Exercise price           outstanding          options
          --------------           -----------          -------

              2.50                  15,755,581         14,245,315
              3.25                     888,441            455,064
              4.00                     638,337            283,357
                                   -----------        -----------

                                    17,282,359         14,983,736
                                   ===========        ===========

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

At December 31, 2001, no options had been granted under this plan, since it is in process of being implemented.

d. Restricted earnings of CASA

At December 31, 2001, retained earnings include Ps471,610 corresponding to retained earnings of CASA. In order for Grupo Elektra to pay a dividend from profits derived from CASA earnings, the earnings must be previously declared as dividends by CASA.

e. Comprehensive income

Comprehensive income is analyzed as follows (See Note 3q.):

                                                                 Year ended December 31,
                                                                 -----------------------

                                                       1999               2000               2001
                                                       ----               ----               ----

Income of majority stockholders                     Ps 887,313        Ps1,171,855        Ps1,136,702
Initial recognition of deferred taxes (Note 3k.)                          257,684
Effect of translation of foreign subsidiaries          (13,266)            19,375            (16,144)
Effects of minority interest                           (81,553)           (50,384)           (11,915)
Loss from holding nonmonetary assets                  (283,417)          (647,566)          (417,204)
                                                    ----------        -----------        -----------

                                                    Ps 509,077        Ps  750,964        Ps  691,439
                                                    ==========        ===========        ===========

NOTE 13 - INCOME TAX, ASSET TAX AND EMPLOYEES' STATUTORY PROFIT SHARING:

Income tax and employees' statutory profit sharing charged to income are as follows:

                                                       Year ended December 31,
                                                       -----------------------

                                                 1999            2000            2001
                                                 ----            ----            ----

Income tax                                     Ps109,867                       Ps278,227
Deferred income tax                                            Ps215,248         260,840
Employees' statutory profit sharing                                1,030           4,045
                                               ---------       ---------       ---------

                                               Ps109,867       Ps216,278       Ps543,112
                                               =========       =========       =========


For the years ended December 31, 1999, 2000 and 2001, the differences between taxable and financial income are mainly due to the effect of the deduction of inventory purchases for tax purposes, offset by the non-allowable deduction of cost of sales, to the difference between the effect of the inflationary component determined for book and tax purposes, to installment sales revenues for tax purposes and to nondeductible expenses.

Effective January 1, 1999, the corporate income tax rate was increased from 34% to 35%. In accordance with the tax law amendments in effect as from January 1, 2002, the corporate income tax rate will be gradually reduced by 1% per annum beginning in the year 2003 until it reaches 32% in 2005. Consequently, this gradual decrease in the income tax rate will reduce the related income tax liability.

At December 31, 2001, the Company had tax loss carryforwards that expire as shown below:

                Year of
              expiration                                   Amount
              ----------                                   ------

                 2005                                   Ps  120,005
                 2006                                       327,221
                 2007                                       283,226
                 2008                                        61,895
                 2009                                        32,556
                 2010                                       413,028
                 2011                                       747,175
                                                        -----------

                                                        Ps1,985,106
                                                        ===========

The tax loss carryforwards are restated by applying factors derived from the NCPI until they are utilized. The Company prepares a consolidated income tax return, including all its subsidiaries. Additionally the Company's subsidiaries file individual income tax returns. As from 1999, the Mexican Income Tax Law limits the tax consolidation to 60% of the parent's equity interest (previously 100%).

At December 31, 2001, the Company had Ps361,633 (restated) of recoverable asset tax, for which a refund can be requested if income tax determined in any of the following ten years exceeds asset tax for those years. Recoverable asset tax expires as shown below:

               Year of
             expiration                          Amount
             ----------                          ------

                2004                         Ps117,812
                2005                           106,033
                2006                            80,416
                2007                            35,305
                2008                            22,067
                                             ---------

                                             Ps361,633
                                             =========

Significant items comprising the Company's net deferred tax assets and liabilities at December 31, 2001, are as follows:

                                                                         December 31,
                                                                         ------------

Deferred income tax liabilities:                                 2000                  2001
-------------------------------                                  ----                  ----

Inventories                                                 (Ps   962,355)        (Ps   901,930)
Property, furniture, equipment and investment in stores          (144,532)             (101,663)
Prepaid expenses                                                  (97,992)              (99,457)
Installment sales                                                                      (224,096)
Other                                                              (5,491)               (6,016)
                                                             ------------          ------------

                                                               (1,210,370)           (1,333,162)
                                                             ------------          ------------

Deferred income tax assets:
--------------------------

Operating loss carryforwards                                      827,215               694,787
Asset tax carryforwards                                           361,633               361,633
Allowance for doubtful accounts                                    47,088                38,422
Other                                                              22,129                25,175
                                                             ------------          ------------

                                                                1,258,065             1,120,017
                                                             ------------          ------------

Net deferred income tax assets (liabilities)                 Ps    47,695         (Ps   213,145)
                                                             ============          ============

NOTE 14 - SEGMENT INFORMATION:

Following is a summary of financial information by segments in which the Company carried out business at December 31, 1999, 2000 and 2001:

As of and for the year ended                     Commercial      Credit   International     CASA           Other       Consolidated
----------------------------                     ----------      ------   -------------     ----           -----       ------------
December 31, 1999

Revenues from external customers               Ps 8,680,309   Ps2,191,069   Ps  895,042                 Ps 1,277,988   Ps13,044,408
Depreciation and amortization                        37,630        17,401        85,569                      409,012        549,612
Operating income (loss)                           1,125,105     1,227,850       (27,839)                    (898,683)     1,426,433

Total assets                                      2,600,196     1,574,632     1,103,824   Ps  719,996      7,444,373     13,443,021

As of and for the year ended

December 31, 2000

Revenues from external customers               Ps10,271,930   Ps2,725,675   Ps  881,706                 Ps 1,493,971   Ps15,373,282
Depreciation and amortization                        37,100        19,791        91,682                      483,090        631,663
Operating income (loss)                           1,409,208     1,588,803       (99,331)                  (1,168,365)     1,730,315

Total assets                                      2,494,378     3,570,474     1,081,126   Ps  625,971      7,027,227     14,799,176

As of and for the year ended

December 31, 2001

Revenues from external customers               Ps10,429,651   Ps2,973,120   Ps  957,177                 Ps 1,248,484   Ps15,608,432
Depreciation and amortization                       124,755        21,157        84,962                      476,525        707,399
Operating income (loss)                           1,615,692     1,863,423       (53,391)                  (1,567,544)     1,858,180

Total assets                                      3,913,412     3,156,253       637,390   Ps  796,087      6,855,322     15,358,464

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

NOTE 15 - SUBSEQUENT EVENT:
--------------------------

On April 4, 2002, the Mexican Ministry of Finance awarded Grupo Elektra a bank license. The bank, will be a subsidiary of the Company and its initial capital stock will amount to Ps227,500.

NOTE 16 - COMMITMENT:

At December 31, 2001, Grupo Elektra and Elektrafin have entered into interest rate swap contracts and options as follows:

                                    Notional                                     Notional                   Fixed
                                    amount               Strike                  amount                     interest
                                    Month                options                 price (%)                  swaps rate (%)

January 2002                        Ps 577,000           13.50                   Ps 1,224,000               13.29
February 2002                       610,000              13.50                   1,158,000                  13.27
March 2002                          627,000              13.50                   1,005,000                  13.22
April 2002                          697,000              13.50                   977,000                    13.19
May 2002                            787,000              13.50                   1,067,000                  13.17
June 2002                           803,000              13.50                   1,083,000                  13.17
July 2002                           822,000              13.50                   1,102,000                  13.17
August 2002                         827,000              13.50                   1,107,000                  13.17
September 2002                      820,000              13.50                   1,100,000                  13.17
October 2002                        825,000              13.50                   825,000                    13.00
November 2002                       825,000              13.50                   825,000                    13.00
December 2002                       850,000              13.50                   850,000                    13.00
January 2003                        1,108,000            13.50                   1,108,000                  13.00

At December 31, 2001 and at April 4, 2002, date of issuance of the consolidated financial statements, the IICR was 7.9% and 7.43%, respectively.

NOTE 17 - RECONCILIATION BETWEEN MEXICAN (MEXICAN GAAP) AND UNITED STATES OF AMERICA GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (U.S. GAAP):

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

The principal differences between Mexican GAAP and U.S. GAAP are summarized below with an explanation, where appropriate, of the effects on consolidated net income and stockholders' equity. The various reconciling items are presented net of any price level gain (loss):

a. Reconciliation of consolidated net income:

                                                                                          Year ended December 31,
                                                                                          -----------------------

                                                                                   1999           2000             2001
                                                                                   ----           ----             ----

Net income related to majority stockholders under Mexican GAAP                 Ps  887,313    Ps1,171,855      Ps1,136,702
Deferred income tax effects                                                       (101,358)       (14,180)         (20,449)
Amortization of goodwill relating to other subsidiaries acquisitions                24,588         24,588           24,588
Amortization of goodwill relating to CASA acquisition                               58,450         58,450           58,450
Difference in equity in earnings of CASA                                            77,683       (118,060)        (225,172)
Capitalized exchange losses and interest expense                                     4,121          4,121            4,121
Stock options granted to employees                                                 (84,264)        (3,019)            (146)
Reversal of depreciation of property, furniture and equipment
acquired in the Grupo SyR acquisition                                               44,817         59,756           59,756
Additional amortization of negative goodwill from the Grupo SyR
acquisition                                                                        117,986        158,325          158,325
Net gain (loss) on instruments indexed to the Company's stock                      145,997          5,852          (57,596)
Net loss on interest rate swaps and options                                                                        (44,875)
Effect on minority stockholders of U.S. GAAP adjustments                              (733)           (82)             (82)
                                                                               -----------    -----------      -----------

Net income under U.S. GAAP                                                     Ps1,174,600    Ps1,347,606      Ps1,093,622
                                                                               ===========    ===========      ===========

Basic and diluted earnings per share (in pesos)                                Ps     0.34    Ps     0.37      Ps     0.30
                                                                               ===========    ===========      ===========

Basic weighted average number of common shares outstanding
(in millions)                                                                     3,440.50       3,662.80         3,682.90
                                                                               ===========    ===========      ===========

b. Reconciliation of consolidated stockholders' equity:

                                                                                           December 31,
                                                                                           ------------

                                                                                  2000                     2001
                                                                                  ----                     ----

Majority stockholders' equity under Mexican GAAP                              Ps 5,566,973             Ps 5,956,732
Deferred income tax effects                                                        322,222                  301,773
Negative goodwill resulting from the recognition of deferred
tax benefits acquired from Grupo SyR                                            (1,540,517)              (1,382,192)
Participation in net equity of CASA                                               (136,546)                (356,848)
Goodwill relating to CASA acquisition                                             (899,069)                (840,619)
Goodwill relating to other subsidiaries acquisitions                              (233,750)                (209,162)
Capitalized exchange losses and interest expense                                   (16,317)                 (12,196)
Deferred income                                                                 (1,162,420)              (1,032,206)
Net loss on instruments indexed to the Company's stock                              (8,312)
Net loss on interest rate swaps and options                                                                 (44,875)
Reversal of depreciation of property, furniture and equipment
acquired in the Grupo SyR acquisition                                              104,573                  164,329
Effect on minority stockholders of U.S. GAAP adjustments                            27,560                   27,478
                                                                              ------------             ------------

Stockholders' equity under U.S. GAAP                                          Ps 2,024,397             Ps 2,572,214
                                                                              ============             ============

An analysis of the changes in consolidated stockholders' equity under U.S. GAAP is shown below:

                                                       1999             2000             2001
                                                       ----             ----             ----

Balance at beginning of year                         Ps  392,136     Ps1,402,135     Ps2,024,397
Net income                                             1,174,600       1,347,606       1,093,622
Loss from holding nonmonetary assets                    (260,529)       (409,724)       (412,334)
Repurchase and sale of Grupo Elektra shares              154,422        (214,441)         27,312
Payment of dividends                                    (141,058)       (146,128)       (157,059)
Exercise of stock options                                 11,566          17,379          12,274
Stock options granted to employees                        84,264           3,019             146
Increase in equity as a result of the merger
with Grupo SyR                                                             5,176
Effect of translation of foreign subsidiaries            (13,266)         19,375         (16,144)
                                                     -----------     -----------     -----------

Balance at end of year                               Ps1,402,135     Ps2,024,397     Ps2,572,214
                                                     ===========     ===========     ===========

c. Significant differences between U.S. GAAP and Mexican GAAP:

i. Acquisition of subsidiaries and affiliates:

1. CASA

As mentioned in Note 8, the Company acquired a 35.8% interest in CASA in 1996. For U.S. GAAP purposes, this acquisition is considered to be of a company under common control and was accounted for at recorded amounts in a manner similar to a pooling of interest. Consequently no goodwill would be reflected under U.S. GAAP. For Mexican GAAP purposes, the acquisition has been accounted for as a purchase of shares generating goodwill of Ps1,169,472 amortized on a straight line basis over 20 years.

The reconciliations of net income and stockholders' equity also include adjustments in order to reconcile the equity in the income of CASA under Mexican GAAP to U.S. GAAP. The principal reconciling items between the equity in the income of CASA under Mexican GAAP and U.S. GAAP are: (i) the deferred tax effects, (2) the compensation cost from stock options, and (3) the effect of fifth amendment to Statement "B-10".

Also in the Mexican GAAP financial statements the equity in the income (loss) of CASA is presented net of the related goodwill amortization.

2. Other subsidiaries

In 1991, the Company acquired various companies controlled by the principal stockholders, and under Mexican GAAP recorded goodwill amounting to Ps491,760 for the excess of the amounts paid over the book value of the companies acquired. Under U.S. GAAP these acquisitions would have been recorded as combinations of companies under common control and no goodwill would have been recorded.

3. Acquisition of Grupo SyR

On April 8, 1999, the Company acquired 94.3% of the capital stock of Grupo SyR and replaced the syndicate of banks as creditor on Grupo SyR's bank loans for an aggregate payment of US$77.7 million (approximately Ps966 million) plus transaction costs of Ps89 million. For U.S. GAAP purposes, the Company recorded the transaction using the purchase method of accounting.

The total purchase cost of Ps1,055 million was initially allocated to the assets acquired (including tax loss carryforwards of Ps4,157,638 and recoverable asset tax of Ps361,633) and liabilities assumed based on their estimated fair values at the acquisition date and to the recognition of the acquired deferred tax assets that became realizable as a result of the acquisition and planned reorganization of the Company. The initial purchase price allocation resulted in the generation of negative goodwill, a portion of which was allocated to reduce the noncurrent assets (other than the deferred tax assets and the assets sold to Liverpool and other third parties) to zero. The assets sold to Liverpool and other third parties were recorded at their sale price. The remaining excess negative goodwill will be amortized over five years. The final purchase price allocation at the acquisition date is as follows:

Purchase price                                            Ps   1,055,377
                                                          ==============

Allocated to:
Current assets                                                   675,731
Property, furniture and equipment                                193,070
Deferred tax assets                                            1,816,827
Negative goodwill                                                (965,487)
                                                          ---------------

Total assets                                                   1,720,141

Liabilities                                                      (664,764)
                                                          ---------------

Net assets acquired                                       Ps   1,055,377
                                                          ==============

The reconciliation to U.S. GAAP net income and stockholders' equity as of and for the year ended December 31, 1999, 2000 and 2001 include: 1) a net adjustment to reflect the differences in basis between Mexican and U.S. GAAP; 2) an adjustment to the negative goodwill amortization as a result of the basis difference; and 3) an adjustment to reverse the depreciation expense recorded on the property, plant and equipment that were allocated a reduced or zero value.

ii. Employees' profit sharing

Under U.S. GAAP, employees' profit sharing would be considered an operating expense.

iii. Deferred income tax and employees' profit sharing

As stated in Note 3k., through December 31, 1999 income tax and employees' profit sharing were recorded under Mexican GAAP following interperiod allocation procedures under the partial liability method. Under this method, deferred tax and profit sharing were recognized only in respect of nonrecurring timing differences between taxable and book income which were expected to reverse at a definite future date. This substantially eliminated all deferred taxes under Mexican GAAP. Also, under Mexican GAAP the benefit from utilizing tax loss carryforwards and asset tax credits were not recognized until utilized, at which time it was presented as an extraordinary item. Commencing January 1, 2000, the Company adopted Statement D-4 "Accounting Treatment of Income Tax, Asset Tax and Employees' Profit Sharing". Under this statement, deferred tax assets or liabilities are initially recognized for all differences between book and tax value of assets and liabilities and for tax loss carryforwards and asset tax carryforwards that have a high probability of realization. The cumulative effect of adopting Statement D-4 as of January 1, 2000 was to record a deferred tax asset of Ps262,942, increase majority stockholders' equity by Ps257,684 and minority stockholders' equity by Ps5,258.

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

The significant components of income tax expense under U.S. GAAP are as follows:

                                     Year ended December 31,
                                     -----------------------
                         1999                 2000                 2001
                         ----                 ----                 ----

Current               Ps109,867                                  Ps278,227
Deferred                102,115             Ps230,387              281,289
                      ---------             ---------            ---------

                      Ps211,982             Ps230,387            Ps559,516
                      =========             =========            =========

The following items represent the principal differences between income tax computed under U.S. GAAP at the statutory tax rate and the Company's provision for income tax in each year:

                                            Year ended December 31,
                                            -----------------------

                                    1999             2000               2001
                                    ----             ----               ----

Statutory income tax rate            35%              35%                35%
Effects of inflation                 (9%)            (11%)               (6%)
Non deductible expenses              (5%)             (8%)                2%
Other                                (6%)             (2%)                3%
                                  ------           ------             -------

Effective income tax rate            15%              14%                34%
                                  ======           ======             ======

The tax and profit sharing effects of significant items comprising the Company's net deferred tax and profit sharing assets and liabilities under U.S. GAAP are shown below:

                                                                      Year ended December 31,
                                                                      -----------------------

                                                                     2000                 2001
                                                                     ----                 ----
Deferred income tax liabilities:
-------------------------------

Inventories                                                     (Ps  962,355)        (Ps   901,930)
Property, furniture, equipment and investment in stores              177,690               200,110
Prepaid expenses                                                     (97,992)              (99,457)
Installment sales                                                                         (224,096)
Other                                                                 (5,491)               (6,016)
                                                                 -----------          ------------

                                                                    (888,148)           (1,031,389)
                                                                 -----------          ------------

Deferred income tax assets:
--------------------------

Operating loss carryforwards                                         827,215               694,787
Asset tax carryforwards                                              361,633               361,633
Allowance for doubtful accounts                                       47,088                38,422
Other                                                                 22,129                25,175
                                                                 -----------          ------------

                                                                   1,258,065             1,120,017
                                                                 -----------          ------------

Net deferred income tax assets under U.S. GAAP                   Ps  369,917          Ps    88,628
                                                                 ===========          ============

iv. Revenue recognition

Under Mexican GAAP the mark-up on installment sales is deferred and amortized over the life of the installment sales contracts for all years, and is included as part of merchandise, services and other revenues since it is included in the sales price. Under Mexican GAAP any stated and penalty interest is also included in merchandise, services and other revenues.

Under U.S. GAAP the installment sales mark-up earned along with stated and penalty interest would be classified as interest earned from consumer credit operations. During the years ended December 31, 1999, 2000 and 2001 the amount of installment sales mark-up earned for U.S. GAAP purposes was Ps2,347,603, Ps2,772,365 and Ps2,997,339, respectively.

Under Mexican GAAP the loss on monetary position from accounts receivable is included in merchandise, services and other revenues since such accounts receivable relate to the installment sales contracts. Under U.S. GAAP the loss on monetary position from accounts receivable would not be part of operating income, but would be classified as other financing expense. For the years ended December 31, 1999, 2000, and 2001 the loss on monetary position from accounts receivable was Ps277,652, Ps238,743 and Ps152,719, respectively.

v. Consumer credit operations

The results of the Company's consumer credit operations which are included in the consolidated results of operations are as follows:

                                                                                     Year ended December 31,
                                                                                     -----------------------

Consumer credit income:                                                1999                 2000                  2001
----------------------                                                 ----                 ----                  ----

Mark-up from installment sales                                      Ps2,347,603          Ps2,772,365          Ps2,997,339
Finance charges                                                         369,105              373,686              367,704
                                                                    -----------          -----------          -----------

                                                                      2,716,708            3,146,051            3,365,043
                                                                    -----------          -----------          -----------
Consumer credit expenses:
------------------------

Interest                                                                310,619              320,816              308,551
Payroll                                                                 298,598              358,940              273,172
Provision for doubtful accounts                                         482,538              599,659              654,764
Other credit and collection expenses                                    149,868              104,688               93,714
                                                                    -----------          -----------          -----------

Total operating expenses                                              1,241,623            1,384,103            1,330,201
                                                                    -----------          -----------          -----------

Earnings from consumer credit
operations                                                          Ps1,475,085          Ps1,761,948          Ps2,034,842
                                                                    ===========          ===========          ===========

vi. Deferred income

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

vii. Securitization of receivables

Under Mexican GAAP the Company accounted for the 1999, 2000 and 2001 securitizations of receivables as sales of the receivables and derecognized from its balance sheets the receivables transferred under the programs against the proceeds received.

Under U.S. GAAP, the transfer of the receivables in the 1999, 2000 and 2001 securitization programs have been accounted for as secured borrowings in accordance with Statement of Financial Accounting Standards No. 125 "Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities" and No.140 "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities - a replacement of SFAS No. 125". Consequently, under U.S. GAAP the Company reestablished on its balance sheets as of December 31, 2000 and 2001, receivables of Ps1,238,437 and Ps1,410,208 respectively.

The Company also recorded as of December 31, 2000 and 2001 liabilities of Ps1,422,411 and Ps1,622,476, respectively.

viii. Capitalized interest

The Company capitalized exchange losses and interest incurred from borrowings obtained for construction projects in 1994. For the years ended December 31, 1999, 2000 and 2001 the Company did not capitalize exchange losses or interest. Under U.S. GAAP exchange losses are not capitalized and interest is capitalized by applying the weighted average interest rate paid by the Company to the capitalized costs related to the construction projects.

Amount capitalized under Mexican GAAP:

Interest (net of monetary gain)             Ps  7,355
Exchange losses                                46,505
                                            ---------

                                               53,860

Amount capitalizable under U.S. GAAP          (12,657)
                                            ---------

Difference                                     41,203
Accumulated depreciation                      (29,007)
                                            ---------

                                            Ps 12,196

The depreciation of this item amounted to Ps4,121 in each of the years ended December 31, 1999, 2000 and 2001.

ix. Employee stock option plan

The Company's stock option plan under U.S. GAAP would be considered a variable plan since the number of shares exercisable is contingent on the Company achieving its performance goals. Once the Company has determined the number of options to be exercisable in a particular year compensation expense is determined as the difference between the quoted market price and the option exercise price times the number of shares exercisable during the year. Compensation expense relating to the Employee Stock Option Plan determined under Accounting Principles Board Opinion No. 25 for the years ended December 31, 1999, 2000, and 2001 was Ps84,264, Ps3,019, and Ps146, respectively.

Had compensation cost for the Company's Employee Stock Option Plan been determined based on the fair value at the grant dates for awards under those plans consistent with the method of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation", ("FAS No. 123"), the Company's compensation expense for the years ended December 31, 1999, 2000 and 2001 would have been Ps18,690, Ps49,545, and Ps53,501 respectively, and the net income per share would have been reduced or increased to the pro forma amounts as follows:

                                                Year ended December 31,
                                                -----------------------

                                  1999                  2000                  2001
                                  ----                  ----                  ----

Net income as reported         Ps1,174,600           Ps1,347,606           Ps1,093,622
                               ===========           ===========           ===========

Net income proforma            Ps1,240,174           Ps1,301,080           Ps1,040,267
                               ===========           ===========           ===========

                                                                       Year ended December 31,
                                                                       -----------------------

                                                   1999                         2000                          2001
                                                   ----                         ----                          ----

Basic and diluted earnings per share
as reported                                 Ps      0.34                Ps        0.37                Ps         0.30
                                            =================           ===================           ===============

Basic and diluted earnings per share
proforma                                    Ps      0.36                Ps        0.36                Ps         0.28
                                            =================           ===================           ===============

The effect on net income and net income per share is not expected to be indicative of the effects in future years. The fair value of each option grant is estimated on the date of grant using the weighted average Black-Scholes option pricing model and simple binomial model with the assumptions presented below:

                                             Year ended December 31,
                                             -----------------------

                                     1999                2000            2001
                                     ----                ----            ----

Expected volatility                 0.5137              0.5749          0.5107
Risk-free interest rate             18.67%              17.01%           9.60%
Expected life of options in years     1.00                1.00            1.00
Expected dividend yield                15%                 15%             15%

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

x. Concentration of credit risk

The Company is a retailer of consumer electronics, major appliances, household furniture and other products with 852 stores in Mexico and 101 Elektra stores in several Latin American countries at December 31, 2001. The Company regularly makes installment sales to its customers and credit operations are managed by each store based on established credit policies developed by the Company.

Due to the significant number of installment sales customers and store locations the Company believes that it is not dependent on any geographical area or customer base and therefore has no significant concentration of credit risk.

The Company currently has a network of approximately 170 suppliers for its electronics, appliances and furniture products and directly imports approximately 5% of these products. Three of the Company's suppliers together accounted for more than 45% of its aggregate purchases of merchandise in the year ended December 31, 2001.

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

The carrying value of loans to related parties at December 31, 2000 and 2001 is a reasonable estimate of their fair value based on the interest rates that are currently available to the related parties for issuance of notes with similar terms and remaining maturities.

The Company's bank loans, secured borrowings from the securitization of receivables, and other debt bear interest at variable rates and their terms are generally representative of those which were available to the Company at December 31, 2000 and 2001 for the issuance of debt with similar terms and remaining maturities, and therefore the carrying values of these loans and other debt are a reasonable estimate of their fair value.

The carrying amount of Euro Commercial Paper approximated its fair value as of December 31, 2000 and 2001. The fair value of Euro Commercial Paper was estimated based on quoted market rates for instruments with similar terms and remaining maturities.

The fair value of the Company's long-term notes is based on quoted market prices. The estimated fair value of these instruments are as follows:

                                            December 31,
                                            ------------
                                   2000                  2001
                                   ----                  ----
Carrying value           US$ 100,000,000
Fair value               US$ 103,500,000
Carrying value           US$ 275,000,000                US$ 275,000,000
Fair value               US$ 252,450,000                US$ 276,375,000

The long-term notes are thinly-traded financial instruments accordingly, their market price at any balance sheet date may not be representative of the price which would be derived from a more active market.

Forwards exchange contracts

As of December 31, 2000, the estimated fair value of forward exchange contracts to purchase US$50 million at a cost of Ps534.7 million, was determined using the current exchange rate as of December 31, 2000 of Ps9.60 and totaled Ps33.6 million. The contracts mature in February 2001, May 2001, October 2001 and January 2002.

As of December 31, 2001, the estimated fair value of forward exchange contracts to purchase US$25.5 million at a cost of Ps267.7 million, was determined by independent financial institutions and totaled Ps36.1. The contracts mature in January 2002 and April 2002.

Instruments indexed to the Company's stock

As of December 31, 2000 and 2001, Grupo Elektra had entered into equity swap agreements. Set forth below is the fair value of the Company's equity swap portfolio at December 31, 2000 and 2001:

                                           Initial              Notional
Year     Underlying shares                  price                Amount                    Fair value
----     -----------------                  -----                ------                    ----------

2000    6,822,660      Elektra CPOs      US$ 0.68          US$   4.6 million             US$ 0.9  million
       12,878,712      Elektra CPOs      Ps  9.15          Ps  117.9 million            (Ps 16.9) million

2001    6,822,660      Elektra CPOs      US$ 0.68          US$   4.6 million            (US$ 0.3) million
       14,400,000      Elektra CPOs      US$ 0.93          US$  13.3 million            (US$ 4.0) million

Interest rate swaps and options

As of December 31, 2001, the estimated fair value of interest rate swaps and options was determined by independent financial institutions and totaled Ps49,457. The contracts mature monthly from January 2002 through January 2003.

xii. Derivative financial instruments

As mentioned in Note 3p., the Company entered derivative financial instruments primarily to manage its (i) foreign exchange rate risk and (ii) interest rate risk. In addition, the Company entered into transactions involving instruments indexed to the Company's stock. Effective January 1, 2001, the Company adopted Statement of Financial Accounting Standards No. 133,

"Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133") as amended by SFAS 137, "Deferral of the Effective Date of SFAS No. 133" and SFAS 138, "Accounting for Derivative Instruments and Hedging Activities - an amendment of SFAS 133." Under SFAS 133 as amended, derivatives that are not designated as hedges must be adjusted to fair value through income. If the derivative is designated as a hedge, depending on the nature of the hedge, changes in the fair value of derivatives will either be offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings or recognized in accumulated other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value is immediately recognized in earnings. Formal documentation designating the relationship between the hedging instrument and the hedged underlying transaction must be in place at inception, and hedge effectiveness must be reassessed regularly. The derivative instruments indexed to the Company's stock and the option issued to CASA (see Note 8) are outside the scope of SFAS 133.

Forward foreign currency exchange contracts

Under Mexican GAAP, the Company has recorded in earnings the gains and losses on forward foreign currency exchange contracts resulting from the differences in fair value as of December 31, 1999, 2000 and 2001. In 1999, the Company also granted to a third party the option to enter into a forward foreign currency contract at pre-established exchange rates. No amounts were recorded in the financial statements for this option.

Prior to the adoption of SFAS 133, under U.S. GAAP, the differences between the forward peso rates and the spot rates on the dates the forward foreign currency exchange contracts were entered into (premium or discount) were amortized to earnings over the contract term. In addition, gains and losses were recognized in earnings for the gain or loss resulting from the differences between the forward peso rates and the peso spot rate as of December 31, 1999 and 2000. These differences did not result in a material reconciling item as of December 31, 1999 and 2000. Also, under U.S. GAAP in 1999, the Company recognized a liability and a loss of Ps41,634 for the difference between the option contract forward rate and spot rate on December 31, 1999. This loss was recorded under Mexican GAAP when realized in 2000.

In 2001, there is no reconciling difference between Mexican GAAP and U.S. GAAP for the Company's forward foreign currency exchange contracts and options.

Instruments indexed to the Company's stock

Under Mexican GAAP through December 31, 2000, gains or losses on instruments indexed to the Company's stock were recognized in the financial statements when realized. Under U.S. GAAP, contracts that are indexed to a Company's stock that require settlement in cash are reflected in earnings. An asset or liability with a corresponding gain or loss would be recorded for the difference between the market price of Grupo Elektra stock and the contract price (as defined) as of December 31, 1999, 2000 and 2001. The Company recorded a receivable of Ps129,453 at December 31, 1999 and a liability of Ps35,782 at December 31, 2000 on these contracts. In addition, for U.S. GAAP purposes, the payment received in partial settlements of one of the contracts of Ps58,178 in 1999 was recorded in earnings. The settlement payment received in 2000 amounted to Ps101,982 and was recorded in the December 31, 1999 receivable and earnings for the period.

Under Mexican GAAP, beginning on January 1, 2001, unrealized gains and losses on instruments indexed to the Company's stock are recognized on the balance sheet as either assets or liabilities. Any resulting gain or loss is recorded in stockholders' equity. As mentioned above, under U.S. GAAP, these unrealized gains and losses are reclassified and reflected in earnings.

The following table illustrates the differences between Mexican and U.S. GAAP in the method of accounting for the instruments indexed to the Company's stock for the year ended December 31, 2001:

Loss on derivative transactions recognized
in stockholders' equity under Mexican GAAP             (Ps 65,908)
Settlement of net liabilities previously
recognized under U.S. GAAP                                 8,312
                                                          ------

Loss recognized in earnings under U.S. GAAP            (Ps 57,596)
                                                        =========

Interest rate swaps and options

Interest rate swaps and options are used to reduce the Company's exposure to interest rate fluctuations. While the Company provides credit to its customers on a fixed rate basis, some of the Company's obligations are provided at variable interest rates.

Under Mexican GAAP, these instruments are classified as hedging instruments and are valued by applying the same valuation criteria that is used for the respective assets and liabilities for which these instruments cover. However, the Company's obligations related to these instruments are not carried at their fair value, and therefore, the instruments were not valued at year-end.

Under U.S. GAAP, these derivative instruments do not qualify for hedge accounting. As a result, for the year ended December 31, 2001, the Company recognized the change in fair value of these derivative instruments as a charge to earnings of Ps44,875 with a corresponding credit to derivative financial instruments liability.

xiii. Defeasance of the US$100 million 12.75% Senior Notes

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

xiv. Advances to suppliers

Under U.S. GAAP, advances to suppliers would be classified as prepayments. At December 31, 2000 and 2001, the Company had advances of Ps183,785 and Ps91,700, respectively.

xv. Recently issued accounting standards

In September 2000, the FASB issued SFAS No. 140 "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities - a replacement of FASB No. 125", ("SFAS 140"). SFAS 140 revises the standards for accounting for securitizations and other transfers of financial assets and collateral, but it carries over most of the provisions of SFAS 125 without change. SFAS 140 is effective for transfers of financial assets occurring after March 31, 2001. The adoption of SFAS 140 did not change the U.S. GAAP accounting of the Company's current securitization program.

In July 2001, the FASB issued SFAS No. 141, "Business Combinations" ("SFAS 141") which supersedes APB Opinion No. 16, "Business Combinations" and amends or supersedes a number of related interpretations of APB 16. The statement is effective for all business combinations initiated after June 30, 2001 and for all business combinations accounted for by the purchase method that are completed after June 30, 2001. SFAS 141 addresses financial accounting and reporting for business combinations, eliminates the pooling-of-interests method of accounting for business combinations, and prescribes the initial recognition and measurement of goodwill and other intangible assets, accounting for negative goodwill and the required disclosures in respect of business combinations. The adoption of SFAS 141 did not have a material impact on the Company's consolidated financial statements.

Also in July 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"), which supersedes APB Opinion No. 17, "Intangible Assets". SFAS 142 addresses how intangible assets that are acquired individually or with a group of other assets (but not those acquired in a business acquisition) should be accounted for in financial statements upon their acquisition. SFAS 142 also addresses how goodwill and other intangible assets should be accounted for after they have been initially recognized in the financial statements. SFAS 142 discontinues the amortization of both existing and future acquired goodwill and negative goodwill. Furthermore, negative goodwill will be reflected as a one-time extraordinary gain. In addition, SFAS 142 states that upon adoption, any remaining negative goodwill will be written off as a change in accounting principle. The provisions of SFAS 142 are required to be applied starting with fiscal years beginning after December 15, 2001. SFAS 142 is required to be applied at the beginning of an entity's fiscal year and to be applied to all goodwill and other intangible assets recognized in its financial statements at that date. Management is currently evaluating the impact that the adoption of SFAS 142 will have on its consolidated financial statements. As of December 31, 2001, intangible assets under US GAAP consisted of Ps331,010 of goodwill and Ps496,234 of negative goodwill.

In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations" ("SFAS 143"). SFAS 143 requires the recognition of a liability for the legal obligations associated with the retirement of a tangible long-lived asset that results from the acquisition, construction and (or) normal operation of the asset. The liability is recognized at fair value in the period in which it is incurred if a reasonable estimate of fair value can be made. A corresponding asset retirement cost is added to the carrying value of the long-lived asset and is depreciated to expense using a systematic and rational method over its useful life. SFAS 143 is effective for fiscal years beginning after June 15, 2002. Upon initial adoption, a liability is recognized for existing asset retirement obligations and the associated asset retirement cost is capitalized as an increase to the carrying value of the asset. The recognized liability and asset are adjusted for cumulative accretion and accumulated depreciation, respectively, from the time period when the asset retirement obligation would have originally been recognized had this statement been in effect to the date of initial adoption. The cumulative effect of initial adoption of SFAS 143 is recorded as a change in accounting principle. Management estimates that the adoption of SFAS 143 will not have a material impact on the consolidated financial statements.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144"). SFAS 144 supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of" and the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions". SFAS 144 retains the fundamental provisions of SFAS 121 for recognition and measurement of the impairment of long-lived assets to be held and used, but resolves a number of implementation issues and establishes a single accounting model for assets to be disposed of. SFAS 144 also retains the requirements to report discontinued operations separately from continuing operations and extends that reporting to a component of an entity that either has been disposed of by sale, abandonment or distribution to owners or is classified as held for sale. The provisions of SFAS 144 are effective for financial statements issued for fiscal years beginning after December 15, 2001 and their interim periods. The provisions of SFAS 144 for long-lived assets to be disposed of by sale or otherwise are effective for disposal activities initiated after the effective date of SFAS 144 or after its initial application. Management is currently evaluating the impact that the adoption of SFAS 144 will have on the consolidated financial statements.

xvi. Condensed balance sheets and income statements under U.S. GAAP

The following condensed balance sheets and statements of income reflect the effects of the principal differences between Mexican GAAP and U.S. GAAP.

                            CONDENSED BALANCE SHEETS

                                                                   December 31,
                                                                   ------------

                                                             2000               2001
                                                             ----               ----

Cash and cash equivalents                                Ps   800,348       Ps 1,913,761
Restricted investments                                      1,040,866
Accounts receivable due from customers - Net                5,084,014          4,797,344
Related parties                                               180,428            262,784
Inventories                                                 2,803,516          2,789,757
Other current assets                                          872,848            713,933
                                                         ------------       ------------

Total current assets                                       10,782,020         10,477,579

Property, furniture and equipment - Net                     2,961,595          2,845,397
Deferred income tax                                         1,383,177          1,051,593
Other assets                                                  871,347          1,000,370
Investment in CASA                                            489,425            439,239
Negative goodwill                                            (689,177)          (496,234)
                                                         ------------       ------------

Total assets                                             Ps15,798,387       Ps15,317,944
                                                         ============       ============

Short-term debt                                          Ps 2,612,610       Ps 1,118,484
Deferred income - Current portion                             193,737            206,441
Suppliers                                                   2,612,196          2,428,692
Deferred income tax                                         1,013,259            962,965
Other current liabilities                                   1,191,793          1,007,755
                                                         ------------       ------------

Total current liabilities                                   7,623,595          5,724,337

Long-term debt                                              4,328,420          5,356,147
Other long-term liabilities                                   743,403            741,428
Deferred income                                               968,684            825,765
                                                         ------------       ------------

Total liabilities                                          13,664,102         12,647,677
                                                         ------------       ------------

Minority interest                                             109,888             98,053
                                                         ------------       ------------

Majority stockholders                                       2,024,397          2,572,214
                                                         ------------       ------------

Total liabilities and stockholders' equity               Ps15,798,387       Ps15,317,944
                                                         ============       ============

                       CONDENSED STATEMENTS OF INCOME AND
                              COMPREHENSIVE INCOME

                                                                                          Year ended December 31,
                                                                                          -----------------------

                                                                         1999                  2000                  2001
                                                                         ----                  ----                  ----
Revenues:
Sales of merchandise                                                 Ps 10,169,026         Ps 11,809,645         Ps 11,681,352
Money transfer and other services                                          436,326               656,329               714,756
Interest earned from consumer credit
operations                                                               2,716,708             3,146,051             3,365,043
                                                                     -------------         -------------         -------------

                                                                        13,322,060            15,612,025            15,761,151
                                                                     -------------         -------------         -------------
Costs and expenses:
Cost of sales                                                           (7,085,968)           (8,028,118)           (8,101,798)
Selling, general and administrative                                     (3,794,588)           (4,591,604)           (4,530,560)
Allowance for doubtful accounts                                           (482,538)             (599,659)             (654,764)
                                                                     -------------         -------------         -------------

                                                                       (11,363,094)          (13,219,381)          (13,287,122)
                                                                     -------------         -------------         -------------

Operating income                                                         1,958,966             2,392,644             2,474,029
Interest paid for consumer credit operations                              (310,619)             (320,816)             (308,551)
Other financing expense                                                   (279,920)             (389,625)             (519,542)
                                                                     -------------         -------------         -------------

Income before taxes, equity in earnings
and minority interest                                                    1,368,427             1,682,203             1,645,936

Income tax                                                                (211,982)             (230,387)             (559,516)
                                                                     -------------         -------------         -------------

Income before equity in earnings and
minority interest                                                        1,156,445             1,451,816             1,086,420

Equity in income (loss) of CASA                                             43,750               (82,872)               20,247
                                                                     -------------         -------------         -------------

Income before minority interest                                          1,200,195             1,368,944             1,106,667
Minority interest                                                          (25,594)              (21,338)              (13,045)
                                                                     -------------         -------------         -------------

Net income of majority stockholders                                      1,174,601             1,347,606             1,093,622

Effect of translation of foreign subsidiaries                              (13,266)               19,375               (16,144)
Loss from holding non-monetary assets                                     (157,999)             (627,655)             (584,094)
                                                                     -------------         -------------         -------------

Comprehensive income                                                 Ps  1,003,336         Ps    739,326         Ps    493,384
                                                                     =============         =============         =============

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

Presented below are statements of cash flow for the years ended December 31, 1999, 2000 and 2001 prepared after considering the impact of U.S. GAAP adjustments. The cash flow statements present nominal cash flow during the periods, adjusted to pesos of December 31, 2001, purchasing power.

                                                                                          Year ended December 31,
                                                                                          -----------------------

Cash flows from operating activities:                                            1999               2000               2001
------------------------------------                                             ----               ----              ----

Net income                                                                  Ps 1,174,601      Ps  1,347,606      Ps 1,093,622
                                                                            ------------      -------------      ------------

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization                                                    476,086            543,197           460,609
Amortization of negative goodwill                                               (117,986)          (158,325)         (158,325)
Allowance for doubtful accounts                                                  482,538            599,659           654,764
Equity in (income) loss of CASA                                                  (43,750)            82,872           (20,247)
Other provisions                                                                  29,710             49,015            62,104
Minority stockholders                                                             25,594             21,338            13,045
Accrual for seniority premiums                                                     7,461              9,517             7,582
Monetary gain from financing activities                                         (195,101)          (213,562)         (117,204)
Deferred income tax and employees' profit sharing                                101,357            229,427           281,289
Compensation expense from stock options granted to employees                      84,264              3,019               146
Recognition of deferred income from Western Union agreement                     (153,292)          (142,318)         (130,214)
Unrealized exchange loss (gain) - Net                                           (158,857)           103,356          (110,281)
Unrealized net (gain) loss on derivative and hedging transactions                (87,818)            (5,852)           92,555
Unearned income from extended warranties                                         264,162            315,334            21,198
Net changes in working capital                                                (1,349,826)        (2,124,777)         (205,996)
                                                                            ------------      -------------      ------------

Net cash provided by operating activities                                        539,143            659,506         1,944,647
                                                                            ------------      -------------      ------------

Cash flows from financing activities:

Short-term and long-term loans received                                        5,449,208         13,137,075         5,814,853
Repayment of short-term and long-term debt                                    (5,437,406)       (14,207,676)       (7,313,881)
Proceeds from issuance of US$275 million Senior Notes                             -               2,664,288            -
Repayment of Syndicated Loan                                                      -              (1,162,598)           -
Euro Commercial Paper                                                             -                 651,456          (390,165)
Proceeds from securitization of receivables                                      220,790            385,719         1,200,000
Repayment of securitization of receivables                                        -                (208,800)         (260,013)
Issuance of capital stock                                                         11,566             17,379            12,274
Repurchase and sale of Grupo Elektra shares                                      154,422           (214,441)           27,312
Payment of dividends                                                            (141,058)          (146,128)         (157,059)
Gain (loss) on instruments indexed to the Company's stock                         58,178            101,982          (22,810)
Debt issuance costs                                                               -                (112,664)          (35,971).
                                                                            ------------      -------------      --------------

Net cash provided by (used in) financing activities                              315,700            905,592        (1,125,460)
                                                                            ------------      -------------      -------------

Cash flows from investing activities:

Acquisition of property, furniture, equipment and
investment in stores                                                            (498,639)          (218,873)         (533,573)
Acquisition of Mericolor, S. A. de C. V.                                          -                  -                (50,728)
Restricted investments                                                            -              (1,040,865)        1,095,021
Proceeds from disposal of assets                                                 527,057             -                  -
Acquisition of Grupo SyR, net of cash acquired                                (1,004,635)            -                  -
                                                                            ------------      -------------      ------------

Net cash used in investing activities                                           (976,217)        (1,259,738)         (510,720)
                                                                            ------------      -------------      ------------

Effects of inflation and exchange rate changes on cash                          (506,680)          (407,313)         (216,494)
                                                                            ------------      -------------      ------------

(Decrease) increase in cash and cash equivalents                                (628,054)          (101,953)        1,113,413
Cash and cash equivalents at beginning of year                                 1,530,355            902,301           800,348
                                                                            ------------      -------------      ------------

Cash and cash equivalents at end of year                                    Ps   902,301      Ps    800,348      Ps 1,913,761
                                                                            ============      =============      ============

                                                         Year ended December 31,
                                                         -----------------------

                                              1999             2000               2001
                                              ----             ----               ----

Supplemental disclosure:
Cash paid during the year for:
Interest                                  Ps  613,256      Ps  794,722      Ps  1,053,091
                                          ===========      ===========      =============

Income and asset tax                      Ps  138,659      Ps  120,658      Ps    105,392
                                          ===========      ===========      =============

Non cash transactions:

The Company recorded capital lease obligations of Ps224,766 in 2000, related to the acquisition of property.

In the year ended December 31, 1999, the Company acquired 90% of the capital stock of Cotsa through the capitalization of Ps369,640 in receivables due to the Company.

NOTE 18 - SUPPLEMENTAL GUARANTOR INFORMATION:

The Senior Notes are fully and unconditionally guaranteed, by each of the Company's subsidiaries. Each of the guarantor subsidiaries was a wholly owned subsidiary except for Grupo SyR, Elmex Superior, S. A. de C. V. (Elmex), and Cotsa as of and for the year ended December 31, 1999. As of and for the years ended December 31, 2000 and 2001 only Cotsa remains a non-wholly owned guarantor subsidiary. The financial statements of Cotsa are presented separately. The following condensed consolidating financial data presents the separate condensed financial data of the Guarantor Subsidiaries and the Parent Company. It is management's opinion that separate complete financial statements of the respective Guarantors (other than Cotsa) would not provide material information to the investor and thus are not presented.

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

                 GRUPO ELEKTRA, S. A. DE C. V. AND SUBSIDIARIES

               SUPPLEMENTAL CONDENSED CONSOLIDATING BALANCE SHEET
                             AS OF DECEMBER 31, 2000

        Thousands of Mexican pesos of December 31, 2001 purchasing power

                                      Parent          Guarantor
                                  Company Issuer     Subsidiaries      Eliminations     Consolidated
                                  --------------     ------------      ------------     ------------

Cash and cash equivalents         Ps   383,904      Ps   416,444                        Ps   800,348
Accounts receivable                    130,615         7,011,379      (Ps 2,676,115)       4,465,879
Other Prepaid Expenses                                    39,948                              39,948
Inventories                                            2,987,301                           2,987,301
                                  ------------      ------------       ------------     ------------

Total current assets                   514,519        10,455,072         (2,676,115)       8,293,476

Property, furniture, equipment

and investment in stores             1,151,182         2,686,016                           3,837,198
Goodwill                             1,173,625           147,518                           1,321,143
Investment in shares                 8,489,673                           (7,624,674)         864,999
Other assets                           539,917           584,997           (642,554)         482,360
                                  ------------      ------------       ------------     ------------

                                  Ps11,868,916      Ps13,873,603      (Ps10,943,343)    Ps14,799,176
                                  ============      ============       ============     ============

Bank loans and other short-term
debt                              Ps   324,525      Ps 1,320,467                        Ps 1,644,992
Other current liabilities            2,756,312         3,607,637      (Ps 2,676,115)       3,687,834
                                  ------------      ------------       ------------     ------------

Total current liabilities            3,080,837         4,928,104         (2,676,115)       5,332,826

Long-term notes and other
long-term debt                       2,823,951            82,057                           2,906,008
Other long-term liabilities            284,636            84,088           (284,636)          84,088
Deferred credits                       112,519           659,316                             771,835
Stockholders' equity                 5,566,973         8,120,038         (7,982,592)       5,704,419
                                  ------------      ------------       ------------     ------------

                                  Ps11,868,916      Ps13,873,603      (Ps10,943,343)    Ps14,799,176
                                  ============      ============       ============     ============

                 GRUPO ELEKTRA, S. A. DE C. V. AND SUBSIDIARIES

               SUPPLEMENTAL CONDENSED CONSOLIDATING BALANCE SHEET
                             AS OF DECEMBER 31, 2001

        Thousands of Mexican pesos of December 31, 2001 purchasing power

                                      Parent          Guarantor
                                  Company Issuer     Subsidiaries     Eliminations      Consolidated
                                  --------------     ------------     ------------      ------------

Cash and cash equivalents         Ps   483,323      Ps 1,430,438                        Ps 1,913,761
Accounts receivable                     66,201         6,788,855     (Ps 2,852,083)        4,002,973
Other Prepaid Expenses                                    56,912                              56,912
Inventories                                            2,881,457                           2,881,457
                                  ------------      ------------      ------------      ------------

Total current assets                   549,524        11,157,662        (2,852,083)        8,855,103

Property, furniture,
equipment and investment
in stores                            1,043,835         2,613,288                           3,657,123
Goodwill                             1,088,210           278,315                           1,366,525
Investment in shares                 9,812,912            94,734     (Ps 8,875,757)        1,031,889
Other assets                           577,555           470,085          (599,816)          447,824
                                  ------------      ------------      ------------      ------------

                                  Ps13,072,036      Ps14,614,084     (Ps12,327,656)     Ps15,358,464
                                  ============      ============      ============      ============

Bank loans and other
short-term debt                   Ps   282,786      Ps   756,367                        Ps 1,039,153
Other current liabilities            2,910,553         3,377,977     (Ps 2,852,083)        3,436,447
                                  ------------      ------------      ------------      ------------

Total current liabilities            3,193,339         4,134,344        (2,852,083)        4,475,600

Long-term notes and other
long-term debt                       3,713,850            54,277                           3,768,127
Other long-term liabilities            130,214           301,846          (130,214)          301,846
Deferred credits                        77,901           652,727                             730,628
Stockholders' equity                 5,956,732         9,470,890        (9,345,359)        6,082,263
                                  ------------      ------------      ------------      ------------

                                  Ps13,072,036      Ps14,614,084     (Ps12,327,656)     Ps15,358,464
                                  ============      ============      ============      ============

                 GRUPO ELEKTRA, S. A. DE C. V. AND SUBSIDIARIES

            SUPPLEMENTAL CONDENSED CONSOLIDATING STATEMENT OF INCOME

        Thousands of Mexican pesos of December 31, 2001 purchasing power

                                                                               Year ended December 31, 1999
                                                        ----------------------------------------------------------------------

                                                             Parent          Guarantor
                                                         Company Issuer     Subsidiaries        Eliminations      Consolidated
                                                         --------------     ------------        ------------      ------------

Merchandise, services and other
revenues                                                                     Ps 13,044,408                        Ps13,044,408
Cost of merchandise sold and of
services                                                                         7,716,141                           7,716,141
                                                                             -------------                        ------------

Gross profit                                                                     5,328,267                           5,328,267

Operating expenses                                         Ps 119,666            3,782,168                           3,901,834
                                                           ----------        -------------                        ------------

Operating (loss) income                                      (119,666)           1,546,099                           1,426,433
Comprehensive financing cost                                   90,852             (402,858)                           (312,006)
Taxes and employees' statutory
profit sharing                                                (38,157)             (71,710)                           (109,867)
                                                           ----------        -------------                        ------------

Income before equity in the results
of subsidiaries and affiliated
companies                                                     (66,971)           1,071,531                           1,004,560
Equity in the results of subsidiaries
and affiliated companies                                      954,284                           (Ps1,046,670)          (92,386)
Income of minority stockholders                                                    (24,861)                            (24,861)
                                                           ----------        -------------      ------------      ------------

Income of majority stockholders                            Ps 887,313        Ps  1,046,670      (Ps1,046,670)     Ps   887,313
                                                           ==========        =============       ===========      ============

                 GRUPO ELEKTRA, S. A. DE C. V. AND SUBSIDIARIES

            SUPPLEMENTAL CONDENSED CONSOLIDATING STATEMENT OF INCOME

        Thousands of Mexican pesos of December 31, 2001 purchasing power

                                                                               Year ended December 31, 2000
                                                        ----------------------------------------------------------------------

                                                             Parent          Guarantor
                                                         Company Issuer     Subsidiaries       Eliminations      Consolidated
                                                         --------------     ------------       ------------      ------------

Merchandise, services and other
revenues                                                  Ps   432,462      Ps 15,373,282      (Ps   432,462)     Ps15,373,282
Cost of merchandise sold and of
services                                                                        8,807,592                            8,807,592
                                                          ------------      -------------       ------------      ------------

Gross profit                                                   432,462          6,565,690           (432,462)        6,565,690

Operating expenses                                             331,934          4,935,903           (432,462)        4,835,375
                                                          ------------      -------------       ------------      ------------

Operating (loss) income                                        100,528          1,629,787                            1,730,315
Comprehensive financing cost                                  (108,603)          (189,061)                            (297,664)
Taxes and employees' statutory
profit sharing                                                 109,754           (326,032)                            (216,278)
                                                          ------------      -------------       ------------      ------------

(Loss) income before equity in the
results of subsidiaries and affiliated
companies                                                      101,679          1,114,694                            1,216,373
Equity in the results of subsidiaries
and affiliated companies                                     1,070,176                            (1,093,438)          (23,262)
Income of minority stockholders                                                                      (21,256)          (21,256)
                                                          ------------      -------------       ------------      ------------

Income of majority stockholders                           Ps 1,171,855      Ps  1,114,694      (Ps 1,114,694)     Ps 1,171,855
                                                          ============      =============       ============      ============

                 GRUPO ELEKTRA, S. A. DE C. V. AND SUBSIDIARIES

            SUPPLEMENTAL CONDENSED CONSOLIDATING STATEMENT OF INCOME

        Thousands of Mexican pesos of December 31, 2001 purchasing power

                                                                               Year ended December 31, 2001
                                                        ----------------------------------------------------------------------

                                                             Parent          Guarantor
                                                         Company Issuer     Subsidiaries       Eliminations       Consolidated
                                                         --------------     ------------       ------------       ------------

Merchandise, services and other
revenues                                                    Ps  102,804     Ps15,608,432       (Ps   102,804)     Ps15,608,432
Cost of merchandise sold and of
services                                                                       8,977,093                             8,977,093
                                                            -----------     ------------        ------------      ------------

Gross profit                                                    102,804        6,631,339            (102,804)        6,631,339

Operating expenses                                              395,765        4,480,198            (102,804)        4,773,159
                                                            -----------     ------------        ------------      ------------

Operating (loss) income                                        (292,961)       2,151,141                             1,858,180
Comprehensive financing cost                                    (19,212)        (333,160)                             (352,372)
Taxes and employees' statutory
profit sharing                                                   63,152         (606,264)                             (543,112)
                                                            -----------     ------------        ------------      ------------

(Loss) income before equity in the
results of subsidiaries and affiliated
companies                                                      (249,021)       1,211,717                               962,696
Equity in income of subsidiaries and
affiliated companies                                          1,385,723         (151,399)         (1,047,355)          186,969
Income of minority stockholders                                                                      (12,963)          (12,963)
                                                            -----------     ------------        ------------      ------------

Income of majority stockholders                             Ps1,136,702     Ps 1,060,318       (Ps 1,060,318)     Ps 1,136,702
                                                            ===========     ============        ============      ============

                 GRUPO ELEKTRA, S. A. DE C. V. AND SUBSIDIARIES

                 SUPPLEMENTAL CONDENSED CONSOLIDATING STATEMENT
                        OF CHANGES IN FINANCIAL POSITION

        Thousands of Mexican pesos of December 31, 2001 purchasing power

                                                                        Year ended December 31, 1999
                                                  ---------------------------------------------------------------------------

                                                        Parent          Guarantor
Operations:                                        Company Issuer      Subsidiaries         Eliminations       Consolidated
----------                                         --------------      ------------         ------------       ------------

Net income                                           Ps 887,313        Ps 1,046,670         (Ps1,046,670)       Ps   887,313
Charges (credits) to income not
affecting resources:
Depreciation and amortization                            56,742             492,870                                  549,612
Allowance for doubtful accounts                                             482,538                                  482,538
Accruals for seniority premiums and
pension plan                                                                  7,461                                    7,461
Income of minority stockholders                                              24,861                                   24,861
Equity in the results of subsidiaries and
affiliated company                                     (954,284)                               1,046,670              92,386
Other provisions                                                             29,710                                   29,710
Net changes in working capital                          223,474            (731,210)                                (507,736)
                                                     ----------        ------------         ------------        ------------

Resources provided by operations                        213,245           1,352,900                                1,566,145
                                                     ----------        ------------         ------------        ------------

Financing:
---------

Paid-in capital (own and subsidiaries'
shares)                                                (196,612)                                                    (196,612)
Bank loans and other debt - Net                         377,835            (601,406)                                (223,571)
Loans collected from (granted) to
affiliated companies                                    458,311            (458,311)
Issuance of capital stock                                11,565                                                       11,565
Payment of dividends                                   (141,058)                                                    (141,058)
Dividends received from (paid to)
affiliated companies                                     56,529             (56,529)
Gain derivative transactions                             58,178                                                       58,178
Sale of repurchased shares                              154,421                                                      154,421
                                                     ----------        ------------         ------------        ------------

Resources (used in) provided by
financing activities                                    779,169          (1,116,246)                                (337,077)
                                                     ----------        ------------         ------------        ------------

Investing:
---------

Acquisition of property, furniture,
equipment and investment in stores - Net                                   (520,831)                                (520,831)
Acquisition of Grupo SyR, S. A. de C. V.,
net of cash acquired                                   (991,240)                                                    (991,240)
Acquisition of Compania Operadora de
Teatros, S. A. de C. V., net of cash acquired                              (526,187)                                (526,187)
Increase in minority stockholders as a
result of the acquisition of Grupo SyR
and Cotsa                                                                   181,136                                  181,136
                                                     ----------        ------------         ------------        ------------

Resources used in investing activities                 (991,240)           (865,882)                              (1,857,122)
                                                     ----------        ------------         ------------        ------------

Increase (decrease) in cash and cash
equivalents                                               1,174            (629,228)                                (628,054)
Cash and cash equivalents at beginning
of year                                                 204,980           1,325,375                                1,530,355
                                                     ----------        ------------         ------------        ------------


Cash and cash equivalents at end of year             Ps 206,154        Ps   696,147          Ps                 Ps   902,301
                                                     ==========        ============          ===========        ============

                 GRUPO ELEKTRA, S. A. DE C. V. AND SUBSIDIARIES

                 SUPPLEMENTAL CONDENSED CONSOLIDATING STATEMENT
                        OF CHANGES IN FINANCIAL POSITION

        Thousands of Mexican pesos of December 31, 2001 purchasing power

                                                                        Year ended December 31, 2000
                                                  ---------------------------------------------------------------------------

                                                        Parent          Guarantor
Operations:                                        Company Issuer      Subsidiaries       Eliminations       Consolidated
----------                                         --------------      ------------       ------------       ------------

Net income                                         Ps  1,171,855       Ps  1,114,694      (Ps 1,114,694)     Ps   1,171,855
Charges (credits) to income not affecting
resources:
Depreciation and amortization                            216,504             415,159                                631,663
Allowance for doubtful accounts                                              599,659                                599,659
Accruals for seniority premiums and
pension plan                                                                   9,517                                  9,517
Income of minority stockholders                                                                  21,256              21,256
Equity in the results of subsidiaries and
affiliated company                                    (1,070,176)                             1,093,438              23,262
Provision for deferred taxes                            (109,754)            325,002                                215,248
Other provisions                                                              49,015                                 49,015
Provision for derivative transactions                                         34,622                                 34,622
Net changes in working capital                           521,559          (2,858,694)                            (2,337,135)
                                                   -------------       -------------       ------------      --------------

Resources provided by operations                         729,988            (311,026)                               418,962
                                                   -------------       -------------       ------------      --------------

Financing:
---------

Paid-in capital (own and subsidiaries'
shares)                                                 (142,318)                                                  (142,318)
Bank loans and other debt - Net                          651,532            (465,754)                               185,778
Capitalized lease obligations                            100,997             144,455                                245,452
Issuance of capital stock                                 17,379                                                     17,379
Payment of dividends                                    (146,128)                                                  (146,128)
Gain on derivative transactions                          101,982                                                    101,982
Dividends received from (paid to)
affiliated companies                                     146,128            (146,128)
Sale of repurchased shares                              (214,441)                                                  (214,441)
Debt issuance cost                                      (112,665)                                                  (112,665)
Other                                                      5,176                                                      5,176
                                                   -------------       -------------       ------------      --------------

Resources provided by (used in) financing
activities                                               407,642            (467,427)                               (59,785)
                                                   -------------       -------------      -------------      --------------

Investing:
---------

Acquisition of property, furniture,
equipment and investment in stores - Net                (275,143)           (185,987)                              (461,130)
Capital stock increased in subsidiaries
(received by parent company)                            (684,737)            684,737                                 -
                                                   -------------       -------------      -------------      -------------

Resources (used in) provided by
investing activities                                    (959,880)            498,750                               (461,130)
                                                    ------------       -------------      -------------      --------------

Decrease in cash and cash equivalents                    177,750            (279,703)                              (101,953)
Cash and cash equivalents at
beginning of year                                        206,153             696,148                                902,301
                                                    ------------       -------------      -------------      --------------

Cash and cash equivalents at end of
year                                                Ps   383,903       Ps    416,445       Ps                Ps     800,348
                                                    ============       =============       ============      ==============

                 GRUPO ELEKTRA, S. A. DE C. V. AND SUBSIDIARIES

                 SUPPLEMENTAL CONDENSED CONSOLIDATING STATEMENT

                        OF CHANGES IN FINANCIAL POSITION

        Thousands of Mexican pesos of December 31, 2001 purchasing power

                                                                        Year ended December 31, 2001
                                                  ---------------------------------------------------------------------------

                                                        Parent          Guarantor
Operations:                                        Company Issuer      Subsidiaries        Eliminations       Consolidated
----------                                         --------------      ------------        ------------       ------------

Net income                                          Ps  1,136,702      Ps 1,060,318        (Ps  1,060,318)    Ps 1,136,702
Charges (credits) to income not
affecting resources:
Depreciation and amortization                             308,563           398,836                                707,399
Allowance for doubtful accounts                                             654,764                                654,764
Accruals for seniority premiums and
pension plan                                                                  7,582                                  7,582
Income of minority stockholders                                                                    12,963           12,963
Equity in the results of subsidiaries and
affiliated company                                     (1,385,723)          151,399             1,047,355         (186,969)
Provision for deferred taxes                              (63,989)          324,829                                260,840
Other provisions                                                             62,104                                 62,104
Provision for derivative transactions                      43,603            40,679                                 84,282
Net changes in working capital                           (479,994)         (429,274)                              (909,268)
                                                    -------------      ------------        --------------     ------------

Resources (used in) provided by operations               (440,838)        2,271,237                              1,830,399
                                                    -------------      ------------        --------------     ------------

Financing:
---------

Paid-in capital (own and subsidiaries'
shares)                                                  (130,214)                                                (130,214)
Bank loans and other debt - Net                           848,160          (587,951)                               260,209
Capitalized lease obligations                              21,454           (75,044)                               (53,590)
Issuance of capital stock                                  12,274                                                   12,274
Payment of dividends                                     (157,059)                                                (157,059)
Loss on derivative transactions                           (65,908)                                                 (65,908)
Dividends received from (paid to)
affiliated companies                                      157,059          (157,059)
Sale of repurchased shares                                 27,312                                                   27,312
                                                   --------------      ------------        --------------     ------------

Resources provided by (used in)
financing activities                                      713,078          (820,054)                              (106,976)
                                                    -------------      ------------        --------------     ------------

Investing:
---------

Acquisition of property, furniture,
equipment and investment in stores - Net                 (172,821)         (384,229)                              (557,050)
Acquisition of Mericolor, S. A. de C. V.
 (Note 2c.)                                                                 (52,960)                               (52,960)
                                                    -------------      -------------       --------------     -------------

Resources used in investing activities                   (172,821)         (437,189)                              (610,010)
                                                    -------------      ------------        --------------     ------------

Decrease in cash and cash equivalents                      99,419         1,013,994                              1,113,413
Cash and cash equivalents at beginning
of year                                                   383,904           416,444                                800,348
                                                    -------------      ------------        --------------     ------------

Cash and cash equivalents at end of year            Ps    483,323      Ps 1,430,438        Ps                 Ps 1,913,761
                                                    =============      ============        ==============     ============

                 GRUPO ELEKTRA, S. A. DE C. V. AND SUBSIDIARIES

               SUPPLEMENTAL CONDENSED CONSOLIDATING RECONCILIATION
                       BETWEEN MEXICAN GAAP AND U.S. GAAP

        Thousands of Mexican pesos of December 31, 2001 purchasing power

                                                        For the year ended December 31, 1999
                                             -----------------------------------------------------------------

                                                 Parent          Guarantor
                                             Company Issuer     Subsidiaries   Eliminations     Consolidated
                                             --------------     ------------   ------------     ------------

Net income related to majority
stockholders under Mexican GAAP                Ps  887,313      Ps1,046,670    (Ps1,046,670)     Ps  887,313
                                               -----------      -----------     -----------      -----------

Deferred income tax effects                         (5,208)         (96,150)                        (101,358)
Amortization of goodwill relating to other
subsidiaries acquisitions                           23,343            1,245                           24,588
Amortization of goodwill relating to
CASA acquisition                                    58,450                                            58,450
Difference in equity in earnings of CASA            77,683                                            77,683
Capitalized exchange losses and interest
expense                                                               4,121                            4,121
Stock options granted to employees                 (84,264)                                          (84,264)
Reversal of depreciation of property,
furniture and equipment acquired in the
Grupo SyR acquisition                                                44,817                           44,817
Additional amortization of negative
goodwill from the Grupo SyR acquisition            117,986                                           117,986
Net gain on derivative and hedging
transactions                                       145,997                                           145,997
Effect on minority stockholders of
U.S. GAAP adjustments                                 (733)                                             (733)
Equity in income of subsidiaries and
affiliated companies                               (45,967)                          45,967
                                              ------------      -----------     -----------      -----------

                                                   287,287          (45,967)         45,967          287,287
                                              ------------      -----------     -----------      -----------

Net income under U.S. GAAP                     Ps1,174,600      Ps1,000,703    (Ps1,000,703)     Ps1,174,600
                                               ===========      ============    ===========      ===========

                 GRUPO ELEKTRA, S. A. DE C. V. AND SUBSIDIARIES

               SUPPLEMENTAL CONDENSED CONSOLIDATING RECONCILIATION
                       BETWEEN MEXICAN GAAP AND U.S. GAAP

        Thousands of Mexican pesos of December 31, 2001 purchasing power

                                                                           As of and for the
                                                                     year ended December 31, 2000
                                                  ----------------------------------------------------------------------

                                                     Parent           Guarantor
                                                 Company Issuer     Subsidiaries       Eliminations        Consolidated
                                                 --------------     ------------       ------------        ------------

Net income related to majority
stockholders under Mexican GAAP                   Ps 1,171,855       Ps1,114,694       (Ps1,114,694)       Ps 1,171,855
                                                  ------------       -----------        -----------        ------------

Deferred income tax effects                             24,252           (38,432)                               (14,180)
Amortization of goodwill relating to other
subsidiaries acquisitions                               24,588                                                   24,588
Amortization of goodwill relating to CASA
acquisition                                             58,450                                                   58,450
Difference in equity in earnings of CASA              (118,060)                                                (118,060)
Capitalized exchange losses and interest
expense                                                                    4,121                                  4,121
Stock options granted to employees                      (3,019)                                                  (3,019)
Reversal of depreciation of property, furniture
and equipment acquired in the Grupo SyR
acquisition                                             59,756                                                   59,756
Additional amortization of negative
goodwill from the Grupo SyR acquisition                158,325                                                  158,325
Net gain on derivative and hedging
transactions                                             5,852                                                    5,852
Effect on minority stockholders of
U.S. GAAP adjustments                                                        (82)                                   (82)
Equity in income of subsidiaries and
affiliated companies                                   (34,393)                              34,393
                                                  ------------       -----------        -----------        ------------

                                                       175,751           (34,393)            34,393             175,751
                                                  ------------       -----------        -----------        ------------

Net income under U.S. GAAP                        Ps 1,347,606       Ps1,080,301       (Ps1,080,301)       Ps 1,347,606
                                                  ============       ===========        ===========        ============

Majority stockholders' equity under
Mexican GAAP                                      Ps 5,566,973       Ps7,982,592       (Ps7,982,592)       Ps 5,566,973

Deferred income tax effects                            322,222                                                  322,222
Negative goodwill resulting from the
recognition of deferred tax benefits
acquired from Grupo SyR                             (1,540,517)                                              (1,540,517)
Participation in net equity of CASA                   (136,546)                                                (136,546)
Goodwill relating to CASA acquisition                 (899,069)                                                (899,069)
Goodwill relating to other subsidiaries
acquisition                                           (233,750)                                                (233,750)
Capitalized exchange losses and interest
expense                                                                  (16,317)                               (16,317)
Deferred income                                     (1,162,420)                                              (1,162,420)
Net gain on derivative and hedging
transactions                                            (8,312)                                                  (8,312)
Reversal of depreciation of property,
furniture  and equipment acquired in the
Grupo SyR acquisition                                  104,573                                                  104,573
Effect on minority stockholders of
U.S. GAAP adjustments                                                     27,560                                 27,560
Effect of U.S. GAAP adjustments in
subsidiaries                                            11,243                              (11,243)
                                                  ------------       -----------        -----------        ------------

Stockholders' equity under U.S. GAAP              Ps 2,024,397       Ps7,993,835       (Ps7,993,835)       Ps 2,024,397
                                                  ============       ===========        ===========        ============

                 GRUPO ELEKTRA, S. A. DE C. V. AND SUBSIDIARIES

               SUPPLEMENTAL CONDENSED CONSOLIDATING RECONCILIATION
                       BETWEEN MEXICAN GAAP AND U.S. GAAP

        Thousands of Mexican pesos of December 31, 2001 purchasing power

                                                                           As of and for the
                                                                     year ended December 31, 2001
                                                  ----------------------------------------------------------------------

                                                     Parent           Guarantor
                                                 Company Issuer     Subsidiaries       Eliminations        Consolidated
                                                 --------------     ------------       ------------        ------------

Net income related to majority
stockholders under Mexican GAAP                  Ps 1,136,702       Ps1,030,318       (Ps1,030,318)       Ps 1,136,702
                                                 ------------       -----------        -----------        ------------

Deferred income tax effects                           (20,913)              464                                (20,449)
Amortization of goodwill relating to
other subsidiaries acquisitions                        24,588                                                   24,588
Amortization of goodwill relating to
CASA acquisition                                       58,450                                                   58,450
Difference in equity in earnings of
CASA                                                 (225,172)                                                (225,172)
Capitalized exchange losses and
interest expense                                                          4,121                                  4,121
Stock options granted to employees                       (146)                                                    (146)
Reversal of depreciation of property,
plant and equipment acquired in the Grupo
SyR acquisition                                        59,756                                                   59,756
Additional amortization of negative
goodwill from the Grupo SyR
acquisition                                           158,325                                                  158,325
Net loss on instruments indexed on the
Company's stock                                       (57,596)                                                 (57,596)
Net loss on interest rate swaps and options            (6,964)          (37,911)                               (44,875)
Effect on minority stockholders of
U.S. GAAP adjustments                                                       (82)                                   (82)
Equity in income of subsidiaries
and affiliated companies                              (33,408)                              33,408
                                                 -------------      -----------       ------------        ------------

                                                      (43,080)          (33,408)            33,408             (43,080)
                                                 -------------      ------------      ------------        -------------

Net income under U.S. GAAP                       Ps 1,093,622       Ps  996,910       (Ps  996,910)       Ps 1,093,622
                                                 ============       ===========        ============       ============

Majority stockholders' equity under
Mexican GAAP                                     Ps 5,956,732       Ps9,345,359       (Ps9,345,359)       Ps 5,956,732

Deferred income tax effects                           301,307               466                                301,773
Negative goodwill resulting from the
recognition of deferred tax benefits
acquired from Grupo SyR                            (1,382,192)                                              (1,382,192)
Participation in net equity of CASA                  (356,848)                                                (356,848)
Goodwill relating to CASA acquisition                (840,619)                                                (840,619)
Goodwill relating to other subsidiaries
acquisition                                          (209,162)                                                (209,162)
Capitalized exchange losses and interest
expense                                                                 (12,196)                               (12,196)
Deferred income                                    (1,032,206)                                              (1,032,206)
Net loss on interest rate swaps and options            (6,964)          (37,911)                               (44,875)
Reversal of depreciation of property,
plant and equipment acquired in the Grupo
SyR acquisition                                       164,329                                                  164,329
Effect on minority stockholders of
U.S. GAAP adjustments                                                    27,478                                 27,478
Effect of U.S. GAAP adjustments in
subsidiaries                                          (22,163)                              22,163
                                                 -------------      -----------       ------------        ------------

Stockholders' equity under U.S. GAAP             Ps 2,572,214       Ps9,323,196       (Ps9,323,196)       Ps 2,572,214
                                                 ============       ===========        ============       ============

                         COMPANIA OPERADORA DE TEATROS,
                                 S. A. DE C. V.

                              FINANCIAL STATEMENTS

                           DECEMBER 31, 2000 AND 2001

                                      INDEX

Contents                                                         Page

Report of Independent Accountants                            F-74 and F-75

Financial Statements:

Balance sheets                                                   F-76

Statements of loss                                               F-77

Statements of changes in stockholders' equity                    F-78

Statements of changes in financial position                      F-79

Notes to financial statements                                    F-80

REPORT OF INDEPENDENT ACCOUNTANTS

Mexico City, June 3, 2002


To the Stockholders of
Compania Operadora de Teatros, S. A. de C. V.


We have audited the accompanying balance sheets of Compania Operadora de Teatros, S. A. de C. V. (the Company) as of December 31, 2000 and 2001 and the related statements of loss, changes in stockholders' equity and of changes in financial position for each of the three years in the period ended December 31, 2001 all expressed in constant pesos of December 31, 2001 purchasing power. These financial statements have been prepared in accordance with accounting principles generally accepted in Mexico and are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the aforementioned financial statements present fairly, in all material respects, the financial position of Compania Operadora de Teatros, S.
A. de C. V. as of December 31, 2000 and 2001, and the results of its operations, changes in stockholders' equity and changes in its financial position for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in Mexico.

Accounting principles generally accepted in Mexico vary in certain significant respects from generally accepted accounting principles in the United States of America. The application of generally accepted accounting principles in the United States of America would have affected the determination of net loss, for each of the three years in the period ended December 31, 2001 and the determination of stockholders' equity as of December 31, 2000 and 2001 to the extent summarized in Note 8 to the financial statements. As discussed in Note 8, the U. S. GAAP stockholders' equity and net income amounts as of and for the year ended December 31, 1999 have been restated.

As mentioned in Note 2c. to the financial statements, commencing January 1, 2000 the Company adopted the provisions of Statement D-4 "Accounting Treatment of Income Tax, Asset Tax and Employees' Profit Sharing".

PricewaterhouseCoopers

/s/ Ruben Rivera Rodriguez
--------------------------
Ruben Rivera Rodriguez

COMPANIA OPERADORA DE TEATROS, S. A. DE C. V.

                                 (Notes 1 and 2)

                                 BALANCE SHEETS

                          Thousands of Mexican pesos of
                       December 31, 2001 purchasing power

                                                                     December 31,
                                                                     ------------

Assets                                                        2000                2001
------                                                        ----                ----

Current assets:
Cash                                                        Ps   1,896         Ps     453
Customers and other accounts receivable                          3,279              2,613
Recoverable taxes                                                8,683             10,481
Amounts due from related parties (Note 4)                       35,857             46,506
                                                            ----------         ----------

Total current assets                                            49,715             60,053

Property and equipment - Net (Note 3)                          466,654            439,303
                                                            ----------         ----------

                                                            Ps 516,369         Ps 499,356
                                                            ==========         ==========

Liabilities and Stockholders' Equity

Current liabilities:
Accounts payable and accrued expenses                       Ps   4,017         Ps   1,447
Amounts due to related parties (Note 4)                         23,987             29,557
                                                            ----------         ----------

Total current liabilities                                       28,004             31,004

Deferred income tax (Note 6)                                    15,977             21,282
                                                            ----------         ----------

Total liabilities                                               43,981             52,286
                                                            ----------         ----------

Stockholders' equity (Note 5):

Capital stock                                                  623,100            623,100
Accumulated deficit                                           (889,030)          (914,348)
Cumulative effect of deferred income tax                       (21,721)           (21,721)
Excess in the restatement of capital                           760,039            760,039
                                                            ----------         ----------

Total stockholders' equity                                     472,388            447,070

COMMITMENT (Note 7)
                                                            ----------         ----------

                                                            Ps 516,369         Ps 499,356
                                                            ==========         ==========

The accompanying notes are an integral part of these financial statements.

                  COMPANIA OPERADORA DE TEATROS, S. A. DE C. V.

                               STATEMENTS OF LOSS

                          Thousands of Mexican pesos of
                       December 31, 2001 purchasing power

                                                                         Year ended
                                                                         December 31,
                                                          ----------------------------------------

                                                          1999              2000              2001
                                                          ----              ----              ----
Revenues:
Rentals                                                Ps 33,839         Ps 12,598         Ps 13,109
Other                                                      2,566
                                                       ---------         ---------         ---------

                                                          36,405            12,598            13,109
Operating expenses:
Administrative expenses                                   50,886            15,608             7,336
Depreciation                                              62,335            25,036            25,036
                                                       ---------         ---------         ---------

Operating loss                                            76,816            28,046            19,263
                                                       ---------         ---------         ---------

Other expenses                                            (4,016)           (6,496)           (2,653)
Other income                                               6,496             1,237             2,889
                                                       ---------         ---------         ---------

                                                           2,480            (5,259)              236
                                                       ---------         ---------         ---------

Comprehensive financing result (cost):

Interest expense                                          (5,721)              (16)              (11)
Interest income                                           19,430                16                 6
Foreign exchange loss - net                               (1,410)
Gain (loss) on monetary position                          10,423               543              (803)
                                                       ---------         ---------         ---------

                                                          22,722               543              (808)
                                                       ---------         ---------         ---------

Loss before equity in earnings of joint venture
and taxes                                                (51,614)          (32,762)          (19,835)

Deferred income tax benefit (expense)                                        4,873            (5,483)
                                                       ---------         ---------         ---------

Loss before equity in earnings of joint venture          (51,614)          (27,889)          (25,318)

Equity in joint venture (Note 1)                         (22,179)
                                                       ---------         ---------         ---------

Net loss for the year                                  Ps 73,793)       (Ps 27,889)       (Ps 25,318)
                                                       =========         =========         =========


The accompanying notes are an integral part of these financial statements.

                  COMPANIA OPERADORA DE TEATROS, S. A. DE C. V.


                  STATEMENTS OF CHANGES IN STOCKHOLDERS'EQUITY

        Thousands of Mexican pesos of December 31, 2001 purchasing power

                                                                                      Cumulative
                                                                                       effect of      Excess in the       Total
                                                        Capital         Accumulated    deferred        restatement    stockholders'
                                                         stock            deficit     income tax       of capital        equity
                                                         -----            -------     ----------       ----------        ------

Balances at January 1, 1999                            Ps 798,703     (Ps2,346,258)                   Ps 2,257,294      Ps 709,739

Effect of assets and liabilities transfers on
equity (Note 5)                                          (530,576)       1,558,910                      (1,497,255)       (468,921)

Increase in capital stock through the
  capitalization of liabilities                           354,973                                          354,973
                                                       ----------      ------------    -----------     -----------      ----------

Comprehensive loss (Note 2e.)                                              (73,793)                                        (73,793)
                                                       ----------      ------------    -----------     -----------      ----------

Balances at December 31, 1999                             623,100         (861,141)                        760,039         521,998

Comprehensive loss (Note 2e.)                                              (27,889)     (Ps21,721)                         (49,610)
                                                       ----------      ------------    -----------     -----------      ----------

Balances at December 31, 2000                             623,100         (889,030)       (21,721)         760,039         472,388

Comprehensive loss (Note 2e.)                                              (25,318)                                        (25,318)
                                                       ----------      ------------    -----------     -----------      ----------

Balances at December 31, 2001                          Ps 623,100      (Ps 914,348)    (Ps 21,721)     Ps  760,039      Ps 447,070
                                                       ----------      ------------    -----------     -----------      ----------

The accompanying notes are an integral part of these financial statements.

                  COMPANIA OPERADORA DE TEATROS, S. A. DE C. V.


                   STATEMENTS OF CHANGES IN FINANCIAL POSITION

                          Thousands of Mexican pesos of
                       December 31, 2001 purchasing power

                                                                             Year ended
                                                                             December 31,
                                                               -----------------------------------------

Operation:                                                    1999              2000             2001
---------                                                     ----              ----             ----

Net loss                                                 (Ps  73,793)       (Ps 27,889)       (Ps25,318)
Charges (credits) to results not  affecting resources:
Depreciation                                                  62,335            25,036           25,036
Equity in joint venture                                       22,179
Deferred income tax (benefit) expense                                           (4,873)           5,483
Net change in accounts receivable, other assets,
related parties, accounts payable and accrued
expenses                                                     (25,637)          (15,674)          (8,959)
                                                         -----------        ----------        ---------

Resources used in operations                                 (14,916)          (23,400)          (3,758)
                                                         -----------        ----------        ---------

Financing:
---------

Payments of promissory notes                                 (27,836)              (47)
Increase in capital stock                                    354,973
                                                         -----------        ----------        ---------

Resources provided by (used in) financing activities         327,137               (47)
                                                         -----------        ----------        ---------

Investment:
----------

Sale of property and equipment - Net                         156,664            25,162            2,315

Effect of assets and liabilities transfers on equity        (468,921)
                                                         -----------        ----------        ---------

Resources (used in) generated by investment
activities                                                  (312,257)           25,162            2,315
                                                         -----------        ----------        ---------

(Decrease) increase in cash                                      (36)            1,715           (1,443)
Cash at beginning of year                                        217               181            1,896
                                                         -----------        ----------        ---------

Cash at end of year                                      Ps      181        Ps   1,896        Ps    453
                                                         ===========        ==========        =========


The accompanying notes are an integral part of these financial statements.

                  COMPANIA OPERADORA DE TEATROS, S. A. DE C. V.

                        NOTES TO THE FINANCIAL STATEMENTS

                        DECEMBER 31, 1999, 2000 AND 2001

                    (amounts in thousands of Mexican pesos of
                     purchasing power of December 31, 2001)


NOTE 1 - DESCRIPTION OF BUSINESS:

The main business of Compania Operadora de Teatros, S. A. de C. V. ("Cotsa" or the "Company") is property leasing, primarily to affiliates including Grupo Elektra, S. A. de C. V. ("Grupo Elektra") and its operating companies. Cotsa does not have employees, and all administrative and operating services are rendered by related parties. (See Note 4).

Through December 31, 1998 the Company earned revenues from three joint ventures with related parties. The three joint venture agreements were cancelled on December 31, 1998 and not renewed in 1999. This cancellation resulted in a charge to income amounting to Ps22,179 which is shown in the statement of loss.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Following is a summary of the significant accounting policies including the concepts, methods and criteria related to the recognition of the effects of inflation on the financial statements:

a. Recognition of the effects of inflation

The financial statements and the notes thereto are expressed in constant pesos of purchasing power as of December 31, 2001 and have been prepared in conformity with accounting principles generally accepted in Mexico, in accordance with the following policies:

- Property and equipment, and the components of stockholders' equity are restated by applying factors derived from the National Consumer Price Index ("NCPI").

- The gain (loss) on net monetary position represents the effect of inflation, as measured by the NCPI, on the monthly net monetary liabilities and assets during the year, restated to pesos of purchasing power as of the end of the most recent period.

- The NCPI used to recognize of the effects of inflation in the financial statements were 308.919, 336.596 and 351.418 as of December 31, 1999, 2000
   and 2001, respectively.

b. Income from rentals

Income from rentals is recognized ratably over the period of the related contract.

c. Income tax

Beginning on January 1, 2000, the Company adopted Statement D-4, "Accounting Treatment of Income Tax, Asset Tax and Employees' Profit Sharing". Under this statement, deferred taxes are initially recognized for all differences between book and tax values of assets and liabilities and for tax loss carryforwards and asset tax carryforwards that have a high probability of realization. The adoption of this statement resulted in a net decrease in stockholders' equity of Ps21,721.

For the years ended December 31, 2000 and 2001, the Company recorded provisions for deferred income tax, including the loss on monetary position, amounting to Ps4,873 and (Ps5,483), respectively. (See Note 6).

Through December 31, 1999, deferred taxes were recognized for non-recurring timing differences between financial pretax income and taxable income, which were expected to reverse in an identifiable period.

d. Property and equipment

Property and equipment are recorded at acquisition cost and are restated as explained in Note 2a.

Depreciation is calculated by the straight-line method, based on the useful lives of assets and the assets restated values.

The annual depreciation rate for building and construction is 2.1%.

e. Comprehensive income (loss)

In 2001, the Company adopted Statement B-4 "Comprehensive Income". This statement establishes new standards for reporting and displaying comprehensive income and its components in the statement of stockholders' equity. Under this statement, comprehensive income consists of the net income of the year plus any items which, according to other statements, are required to be recorded directly in stockholders' equity and are not capital contributions, reductions or disbursements (see Note 5).

f. Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements. Actual results could differ from those estimates.

g. Reclassifications

Certain reclassifications have been made to prior period amounts for them to conform to the current presentation.

NOTE 3 - PROPERTY AND EQUIPMENT:

                                                 December 31,
                                                 ------------

                                          2000                 2001
                                          ----                 ----

Buildings and constructions          Ps 1,192,187         Ps 1,191,562
Accumulated depreciation               (1,121,629)          (1,146,665)
                                     ------------         ------------

                                           70,558               44,897
Land                                      396,096              394,406
                                     ------------         ------------

                                     Ps   466,654         Ps   439,303
                                     ============         ============

NOTE 4 - BALANCES AND TRANSACTIONS WITH RELATED PARTIES:

Cotsa has the following balances receivable and payable with related parties:

                                                 December 31,
                                                 ------------

Receivables:                              2000                 2001
-----------                               ----                 ----

Alternativas Cotsa, S. A. de C. V.      Ps35,356             Ps45,299
Other                                        501                1,207
                                        --------             --------

                                        Ps35,857             Ps46,506
                                        ========             ========
Payables:
--------

Elektra del Milenio, S. A. de C. V.     Ps16,951             Ps22,131
Other                                      7,036                7,426
                                        --------             --------

                                        Ps23,987             Ps29,557
                                        ========             ========

Transactions carried out with related parties are listed below:

                                                   Year ended
                                                  December 31,
                                                  ------------

                                      1999            2000         2001
                                      ----            ----         ----

Administrative service expenses (1)   Ps  7,505       Ps 1,214     Ps   301
Rental expenses(2)                        1,031            988          946
Interest earned (3)                      15,410
Interest paid (3)                         3,929

(1) As mentioned in Note 1, Cotsa does not have employees, consequently administrative and operating services are rendered by related parties.

(2) Since January 1999, a related party's building is rented for Cotsa's offices.

(3) The interest earned and paid correspond to several short-term borrowings and loans to related parties during 1999, mainly with Corporacion de Medios de Comunicacion, S. A. de C. V., Corporacion RBS, S. A. de C. V., Elektra del Milenio, S. A. de C. V. and Grupo Elektra, S. A. de C. V. The average interest rate was 25% annually for the year ended December 31, 1999. The short-term borrowings from Elektra del Milenio, S. A. de C. V. and Grupo Elektra, S. A. de C. V. were transferred to Inmuebles Ardoma, S.
      A. de C. V. (Ardoma) and subsequently capitalized. For the year ended December 31, 2000 and 2001, the Company did not paid or collected interest from related parties.

NOTE 5 - STOCKHOLDERS' EQUITY:

At a stockholders' meeting held on October 1, 1999, Cotsa's stockholders decided to increase the variable portion of common stock by Ps354,973 (Ps311,463 nominal thousands of Mexican pesos), through the capitalization of liabilities with Ardoma, a subsidiary of Grupo Elektra. As a result of this transaction, Grupo Elektra, through Ardoma, has a 91% interest in the Cotsa's capital stock.

The common stock of Cotsa at December 31, 2000 and 2001 is represented by 342,658,270 common nominative shares, with a par value of one Mexican peso each, comprised as follows:

       Shares                        Description                                   Amount
       ------                        -----------                                   ------

       50,000            Represent the fixed portion of the capital              Ps      50

  342,608,270            Represent the variable portion of the capital              342,608
  -----------                                                                    ----------

  342,658,270                                                                       342,658
  ===========
                         Restatement increase                                       280,442
                                                                                 ----------
                         Capital stock in Mexican pesos as of
                         December 31, 2001 purchasing power                      Ps 623,100

Under Mexican Corporate Law, interested third parties can request the dissolution of Cotsa if accumulated losses exceeded two-thirds of capital stock. At December 31, 2001, Cotsa's accumulated losses exceeded its capital stock. Although Cotsa believes it is unlikely such actions will occur, Cotsa obtained from its shareholders a commitment to provide financial support to the Company for a period of one year from the balance sheet date, in proportion to their respective ownership interests, if required, to avoid such action.

Capital stock reductions in excess of the sum of the balances of the capital contribution accounts, net taxed profit and reinvested net taxed profit, inflation indexed in accordance with the procedures established by the Income Tax Law, are accorded the same tax treatment as dividends.

Comprehensive income is analyzed as follows (see Note 2e.):

                                                          Year ended December 31,
                                                          -----------------------

                                                  1999                2000              2001
                                                  ----                ----              ----

Net loss                                       (Ps73,793)         (Ps 27,889)        (Ps25,318)
Initial recognition of deferred taxes                                (21,721)
                                                --------          ----------          --------

                                               (Ps73,793)         (Ps 49,610)        (Ps25,318)
                                                ========           =========          ========

Effective October 1, 1999, certain assets and liabilities of Cotsa were transferred to Inmobiliaria Cotsa, S. A. de C. V. and Alternativas Cotsa, S. A. de C. V., two newly created subsidiaries of Grupo Cotsa, S. A. de C. V., Cotsa's former parent company.

The assets and liabilities transferred consisted of the following:

Assets
------

Cash                                                        Ps      8
Accounts receivable                                           470,744
Other assets                                                    7,663
Land, buildings and furniture                                 144,853
                                                            ---------

Total assets                                                Ps623,268
                                                            =========

Liabilities and stockholders' equity
------------------------------------

Liabilities                                                 Ps154,347
Stockholders' equity                                          468,921
                                                            ---------

Total liabilities and stockholders' equity                  Ps623,268
                                                            =========

NOTE 6 - INCOME TAX ("IT") AND ASSETS TAX ("AT"):

During the years ended December 31, 1999, 2000 and 2001, Cotsa had taxable loss (income) of Ps8,675, Ps5,753, and (Ps4,096), respectively. Prior years' tax-loss carryforwards were amortized in the year ended December 31, 2001.

The main temporary differences for which deferred IT recognized are shown below:

                                                    Year ended December 31,

Deferred income tax asset:                         2000                 2001
-------------------------                          ----                 ----

Tax loss carryforwards                           Ps  1,639
Rental collected in advance                            889           Ps     13
Recoverable asset tax                                3,287
Allowance for doubtful accounts                                            354
                                                 ---------           ---------

                                                     5,815                 367
                                                 ---------           ---------
Deferred income tax liability:
-----------------------------

Property and equipment                             (21,792)            (21,649)
                                                 ---------           ---------

Net deferred income tax liability               (Ps 15,977)         (Ps 21,282)
                                                 =========           =========

AT is computed by fiscal year applying a 1.8% rate to the average value of certain assets and liabilities. The AT corresponding to the year ended December 31, 2001 amounted to Ps5,030.

According to the AT Law, the difference between the IT and AT in the previous three years (when IT is higher than AT in the same year) can be carried forward against future AT annual or AT prepayments. According to this rule, the AT at December 31, 1999 and 2000, amounting to Ps5,334 (Ps4,689 nominal) and $5,151 ($4,699 nominal), respectively, were credited against the IT payable.

NOTE 7 - COMMITMENT:

In 2000, Cotsa signed several building lease agreements. The rental income under these operating leases amounted to Ps12,598 and Ps13,109 for the years ended December 31, 2000 and 2001, respectively.

Below is a schedule (by years) of future minimum rental payments to be received as of December 31, 2001:

Year ending December 31:
------------------------

2002                                      Ps 9,742
2003                                         1,958
2004                                           849
2005 and thereafter                            640
                                          --------

Total                                     Ps13,189
                                          ========

NOTE 8 - RECONCILIATION BETWEEN MEXICAN (MEXICAN GAAP) AND UNITED STATES OF AMERICA GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (US GAAP):

Cotsa's financial statements are prepared in accordance with Mexican GAAP, which differs in certain significant respects from US GAAP. The Mexican GAAP financial statements include the effects of inflation as provided for under Statement B-10, "Recognition of the Effects of Inflation on Financial Information". The application of this statement represents a comprehensive measure of the effects of price level changes in the Mexican economy, which for many years was hyperinflationary and is considered to result in a more meaningful presentation than historical cost-based financial reporting for both Mexican and U. S. accounting purposes. Therefore, the following reconciliations to US GAAP do not include the reversal of such inflationary effects.

The principal differences between Mexican GAAP and US GAAP are summarized below with an explanation, where appropriate, of the effects on net loss and stockholders' equity. The various reconciling items are presented net of any price level gain (loss).

a. Reconciliation of net loss:

                                                     Year ended December 31,
                                                     -----------------------

                                            1999               2000              2001
                                            ----               ----              ----

     Net loss under Mexican GAAP         (Ps73,793)         (Ps27,889)        (Ps25,318)
     Deferred income taxes                  28,974
                                          --------          ---------          --------

     Net loss under US GAAP              (Ps44,819)         (Ps27,889)        (Ps25,318)
                                          ========           ========          ========

b. Reconciliation of stockholders' equity:

                                             December 31,
                                             ------------

                                        2000             2001
                                        ----             ----

     Balance under Mexican GAAP       Ps472,388        Ps447,070
                                      ---------        ---------

     Balance under US GAAP            Ps472,388        Ps447,070
                                      =========        =========

c. An analysis of the changes in stockholders' equity under US GAAP is shown below:

                                                                  Year ended December 31,
                                                                  -----------------------

                                                           1999             2000             2001
                                                           ----             ----             ----

     Balance at beginning of year                       Ps 654,467        Ps495,700        Ps472,388
     Net loss                                              (44,819)         (27,889)         (25,318)
     Recoverable assets tax                                                   4,577
     Effect of assets and liabilities transfers
     on equity                                            (468,921)
     Increase in capital stock                             354,973
                                                        ----------        ---------        ---------

     Balance at end of year                             Ps 495,700        Ps472,388        Ps447,070
                                                        ==========        =========        =========

d. Significant differences between US GAAP and Mexican GAAP:

i. Deferred income tax

As stated in Note 2c., through December 31, 1999 income tax was recorded under Mexican GAAP following interperiod allocation procedures under the partial liability method. Under this method, deferred tax was recognized only in respect of nonrecurring timing differences between taxable and book income which were expected to reverse at a definite future date. This substantially eliminated all deferred taxes under Mexican GAAP. Also, under Mexican GAAP the benefit from utilizing tax loss carryforwards and asset tax credits were not recognized until utilized, at which time it was presented as an extraordinary item. Beginning on January 1, 2000, the Company adopted Statement D-4 "Accounting Treatment of Income Tax, Asset Tax and Employees' Profit Sharing". Under this statement, deferred tax assets or liabilities are initially recognized for all differences between book and tax value of assets and liabilities and for tax loss carryforwards and asset tax carryforwards that have a high probability of realization. The cumulative effect of adopting Statement D-4 as of January 1, 2000 resulted in a net decrease in stockholders' equity of Ps21,721.

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

The significant components of income tax (expense) benefit under US GAAP are as follows:

                                                  Year ended December 31,
                                                  -----------------------

                                         1999               2000              2001
                                         ----               ----              ----

Deferred income tax benefit (expense)  Ps28,974           Ps4,873          (Ps5,483)
                                       --------           -------           -------

                                       Ps28,974           Ps4,873          (Ps5,483)
                                       ========           =======           =======

The following items represent the principal differences between income tax computed under US GAAP at the statutory rate and Cotsa's provision for income tax in each period:

                                                        Year ended December 31,
                                                        -----------------------

                                               1999             2000              2001
                                               ----             ----              ----

Loss before income tax expense              (Ps73,793)       (Ps32,762)       (Ps 19,835)
                                             ========         ========         =========

Income tax benefit at statutory rate         Ps25,828         Ps11,467         Ps  6,942
Property and equipment                           (298)          (8,233)          (10,786)
Tax loss carryforwards                          3,444            1,639            (1,639)
                                             --------         --------         ---------

Net income tax - benefit (expense)           Ps28,974         Ps 4,873        (Ps  5,483)
                                             ========         ========         =========

The income tax effects of significant items comprising the Cotsa's net deferred tax assets and liabilities under US GAAP are as follows:

                                                     Year ended December 31,
                                                     -----------------------

Deferred income tax asset:                           2000              2001
-------------------------                            ----              ----

Tax loss carryforwards                             Ps 1,639
Rental collected in advance                             889         Ps    13
Recoverable asset tax                                 3,287
Allowance for doubtful accounts                                          354
                                                   --------         --------

                                                      5,815              367
                                                   --------         --------

Deferred income tax liability:
-----------------------------

Property and equipment                            (Ps21,792)       (Ps21,649)
                                                   --------         --------

Net deferred income tax liability                 (Ps15,977)       (Ps21,282)
                                                   ========         ========

ii. Fair value information

The carrying amounts of cash, current receivables, accounts payable and accrued expenses, due from and to related companies, approximate fair value, due to the short term maturity of these instruments.

iii. Effect of recently issued accounting standards
     ----------------------------------------------


In September 2000, the FASB issued SFAS No. 140 "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities - a replacement of FASB No. 125", ("SFAS 140"). SFAS 140 revises the standards for accounting for securitizations and other transfers of financial assets and collateral, but it carries over most of the provisions of SFAS 125 without change. SFAS 140 is effective for transfers of financial assets occurring after March 31, 2001. The adoption of SFAS 140 did not have a material impact on the Company's financial statements.

In July 2001, the FASB issued SFAS No. 141, "Business Combinations" ("SFAS 141") which supersedes APB Opinion No. 16, "Business Combinations" and amends or supersedes a number of related interpretations of APB 16. The statement is effective for all business combinations initiated after June 30, 2001 and for all business combinations accounted for by the purchase method that are completed after June 30, 2001. SFAS 141 addresses financial accounting and reporting for business combinations, eliminates the pooling-of-interests method of accounting for business combinations, and prescribes the initial recognition and measurement of goodwill and other intangible assets, accounting for negative goodwill and the required disclosures in respect of business combinations. The adoption of SFAS 141 did not have a material impact on the Company's financial statements.

Also in July 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"), which supersedes APB Opinion No. 17, "Intangible Assets". SFAS 142 addresses how intangible assets that are acquired individually or with a group of other assets (but not those acquired in a business acquisition) should be accounted for in financial statements upon their acquisition. SFAS 142 also addresses how goodwill and other intangible assets should be accounted for after they have been initially recognized in the financial statements. SFAS 142 discontinues the amortization of both existing and future acquired goodwill. Furthermore, negative goodwill will be reflected as a one-time extraordinary gain. In addition, SFAS 142 states that upon adoption, any remaining negative goodwill will be written off as a change in accounting principle. The provisions of SFAS 142 are required to be applied starting with fiscal years beginning after December 15, 2001. SFAS 142 is required to be applied at the beginning of an entity's fiscal year and to be applied to all goodwill and other intangible assets recognized in its financial statements at that date. As of December 31, 2001, the Company does not have intangible assets under US GAAP.

In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations" ("SFAS 143"). SFAS 143 requires the recognition of a liability for the legal obligations associated with the retirement of a tangible long-lived asset that results from the acquisition, construction and (or) normal operation of the asset. The liability is recognized at fair value in the period in which it is incurred if a reasonable estimate of fair value can be made. A corresponding asset retirement cost is added to the carrying value of the long-lived asset and is depreciated to expense using a systematic and rational method over its useful life. SFAS 143 is effective for fiscal years beginning after June 15, 2002. Upon initial adoption, a liability is recognized for existing asset retirement obligations and the associated asset retirement cost is capitalized as an increase to the carrying value of the asset. The recognized liability and asset are adjusted for cumulative accretion and accumulated depreciation, respectively, from the time period when the asset retirement obligation would have originally been recognized had this statement been in effect to the date of initial adoption. The cumulative effect of initial adoption of SFAS 143 is recorded as a change in accounting principle. Management estimates that the adoption of SFAS 143 will not have a material impact on the financial statements.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144"). SFAS 144 supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of" and the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions". SFAS 144 retains the fundamental provisions of SFAS 121 for recognition and measurement of the impairment of long-lived assets to be held and used, but resolves a number of implementation issues and establishes a single accounting model for assets to be disposed of. SFAS 144 also retains the requirements to report discontinued operations separately from continuing operations and extends that reporting to a component of an entity that either has been disposed of by sale, abandonment or distribution to owners or is classified as held for sale. The provisions of SFAS 144 are effective for financial statements issued for fiscal years beginning after December 15, 2001 and their interim periods. The provisions of SFAS 144 for long-lived assets to be disposed of by sale or otherwise are effective for disposal activities initiated after the effective date of SFAS 144 or after its initial application. Management is currently evaluating the impact that the adoption of SFAS 144 will have on the financial statements.

iv. Concentrations

Financial instruments which potentially subject Cotsa to significant concentrations of credit risk consist primarily of cash and cash equivalents, customers and other accounts receivable. Cotsa maintains its cash and cash equivalents with various major financial institutions. Concentrations of credit risk with respect to customers and other accounts receivable is limited due to the fact that there are several customers mainly related parties. Cotsa maintains allowances for doubtful accounts based on the expected collectibility of all receivables.

v. Cash flow information


Under US GAAP, a statement of cash flow is prepared based on provisions of Statement of Financial Accounting Standards No. 95, "Statement of Cash Flows" (FAS No. 95). This statement does not provide guidance for the preparation of cash flow statements for price level adjusted financial statements.

Presented below are statements of cash flows for the years ended December 31, 1999, 2000 and 2001, prepared after considering the impact of US GAAP adjustments. The cash flow statements below present nominal cash flow during the periods, adjusted to pesos of December 31, 2001, purchasing power.

                                                                    Year ended December 31,
                                                                    -----------------------

Cash flow from operating activities:                  1999                    2000                      2001
-----------------------------------                   ----                    ----                      ----

Net loss                                           (Ps 44,819)             (Ps 27,889)               (Ps 25,318)
Adjustments to reconcile net loss to net
 cash used in operating activities:

Depreciation                                           62,335                  25,036                    25,036
Deferred income tax                                   (28,974)
Equity in joint venture                                22,179
(Gain) loss on monetary position                      (10,423)                   (543)                      803
Net changes in working capital                       (129,069)                (20,292)                   (4,466)
                                                   -----------             -----------               -----------

Net cash used in operating activities                (128,771)                (23,688)                   (3,945)
                                                   -----------             -----------               -----------

Cash flow from investing activities:
-----------------------------------

Transfer of cash                                           (8)
Sale of property and equipment                        156,664                  25,162                     2,315
                                                   -----------             -----------               -----------

Net cash generated by investing activities            156,656                  25,162                     2,315

Cash flows from financing activities:
------------------------------------

Payments of promissory notes                          (27,836)                    (47)                     -
                                                   -----------             -----------               -----------

Effects of inflation                                      (85)                    288                       187
                                                   -----------             -----------               -----------

(Decrease) increase in cash                               (36)                  1,715                    (1,443)
Cash at beginning of the year                             217                     181                     1,896
                                                   -----------             -----------               -----------

Cash at end of the year                             Ps    181               Ps  1,896                 Ps    453
                                                   ===========             ===========               ===========

Supplemental disclosure:
Cash paid during the period for:
Interest                                           (Ps  5,721)             (Ps     16)               (Ps     11)
                                                   -----------             -----------               -----------

Income tax and asset tax                            Ps   -                  Ps   -                    Ps  2,891
                                                   ===========             ===========               ===========

Non cash activities:
Increase in capital stock   Ps    354,974
Effect of asset and liabilities transfers on equity          (468,921)

Restatement of 1999 results:

The Company has restated previously issued U. S. GAAP results for the year ended December 31, 1999. The restated result reflects the correction for the computation of the deferred tax liability, as of December 31, 1999 which took, into consideration on incorrect tax bases for certain property and equipment. The following summarizes the impact of the restatement:

                                     As previously
                                       reported             As restated
                                       --------             -----------

Deferred income tax liability         Ps 56,925              Ps 26,299

Net loss                                (75,445)               (44,819)

Stockholders' equity                    465,074                495,700

List of Exhibits
Exhibit No:         Description

Exhibit 1.1 Public Instrument of Merger, including the English translation of the Amended and Restated Bylaws of Grupo Elektra, S.A. de C.V.*

Exhibit 2.1 Indenture, dated as of March 22, 2000, between Grupo Elektra, the Guarantors, and The Bank of New York, as Trustee.**

Exhibit 3.1     English translation of Amendment to form of CPO Trust Deed.***

Exhibit 4.1 Option Agreement between Grupo Elektra and CASA, dated September 1, 2000, together with English translation.*

Exhibit 4.2 English translation of Current Option Plan for Grupo Elektra employees.***

Exhibit 4.3     List of Grupo Elektra's Significant Subsidiaries.

----------------------------

* Incorporated by reference to Grupo Elektra's Annual Report on Form 20-F filed on July 2, 2001 (File No. 1-13200)
** Incorporated by reference to Grupo Elektra's Registration Statement on Form F-4 filed on September 15, 2000 (File No. 333-12536).
*** Incorporated by reference to Grupo Elektra's Annual Report on Form 20-F filed on June 27, 2000 (File No. 1-13200).

                                   SIGNATURES

            Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized, in Mexico City, Mexico, D.F.

June 25, 2002

                                        GRUPO ELEKTRA, S.A. DE C.V.


                                        /s/ Ricardo Martinez Cruz
                                        ---------------------------------------
                                        Ricardo Martinez Cruz, Esq.
                                        General Legal Affairs Counsel