Form 20-F
period 2002-12-31
GRUPO ELEKTRA SA DE CV
filed 2003-06-30
CIK 925050

As filed with the Securities and Exchange Commission on June 30, 2003.
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                ---------------

                                    Form 20-F

                                ---------------

                ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
                       THE SECURITIES EXCHANGE ACT OF 1934
                   For the fiscal year ended December 31, 2002

                                ---------------

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

      Title of Each Class                     Name of Each Exchange on Which
                                                         Registered
Grupo Elektra, S.A. de C.V.:

Global Depositary Shares ("GDS's") evidenced by Global Depositary  Receipts, each
Global  Depositary  Share  representing  four Common  Shares  without par value of     New York Stock Exchange
Grupo Elektra, S.A. de C.V.

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

 Securities registered or to be registered pursuant to Section 12(g) of the Act:
                                      None

                              --------------------

 Securities for which there is a reporting obligation pursuant to Section 15(d)
                                  of the Act:

                               Title of Each Class
                      12% Guaranteed Senior Notes Due 2008

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

Grupo Elektra, S.A. de C.V.:

         Common Shares without par value                      288,630,604

Compania Operadora de Teatros, S.A. de C.V.:**

         Series A Shares without par value                         50,000

         Series B Shares without par value                    342,608,270

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

================================================================================

================================================================================

                                TABLE OF CONTENTS

                                                                                         PAGE
             INTRODUCTION
                    Presentation of financial and Other information                         1
                    Forward-Looking Statements                                              3

ITEMS 1-2.   NOT APPLICABLE                                                                 3

ITEM 3.      KEY INFORMATION                                                                4
                    Selected Financial Data                                                 4
                    Risk Factors                                                            9

ITEM 4.      INFORMATION ON THE COMPANY                                                    18
                    Overview                                                               18
                    Our Business                                                           20
                    Elektra                                                                29
                    Elektra in Mexico                                                      31
                    Elektra in Latin America                                               37
                    Salinas y Rocha                                                        41
                    The One                                                                43
                    Additional Services                                                    43
                    Strategic Investments                                                  47
                    Banco Azteca                                                           50
                    Regulation                                                             51

ITEM 5.      OPERATING AND FINANCIAL REVIEW AND PROSPECTS                                  55
                    Basis of Presentation                                                  55
                    Critical Accounting Policies                                           55
                    Accounting for Installment Sales                                       57
                    Reserve for Doubtful Accounts                                          59
                    Effects of the Peso Devaluation and Inflation                          59
                    Investment in CASA                                                     59
                    Seasonality of Sales                                                   60
                    Discontinued Operations                                                60
                    Results of Operations                                                  60
                    Equity Method and Discontinued Operations                              62
                    Year ended December 31, 2002 compared to year ended
                    December 31, 2001                                                      62
                    Merchandise Revenue                                                    62
                    Installment Sales Revenue                                              63
                    Gross Profit                                                           63
                    Administrative and Selling Expenses                                    64
                    EBITDA                                                                 64
                    Depreciation and Amortization                                          64
                    Comprehensive Financing Expenses                                       64
                    Taxes                                                                  64

                    Equity in Income from Affiliates and Discontinued Operations           65
                    Discontinued Operations                                                65
                    Net Income                                                             65
                    Year ended December 31, 2001 compared to year ended
                    December 31, 2000                                                      65
                    Merchandise Revenue                                                    65
                    Installment Sales Revenue                                              66
                    Gross Profit                                                           66
                    Administrative and Selling Expenses                                    67
                    EBITDA                                                                 67
                    Depreciation and Amortization                                          67
                    Comprehensive Financing Expenses                                       67
                    Taxes                                                                  67
                    Net Income                                                             68
                    Contractual Obligations                                                68
                    Liquidity and Capital Resources                                        69
                    Securitization of Accounts Receivable                                  70
                    Capital Expenditures                                                   70
                    Recent Developments                                                    71
                    Derivative Instruments                                                 73
                    Other Items                                                            73
                    U.S. GAAP Reconciliation                                               73
                    New Accounting Pronouncements                                          74

ITEM 6.      DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEEES                                   78
                    Directors                                                              78
                    Board Members                                                          79
                    Committee Members                                                      80
                    Executive Officers                                                     80
                    Director and Officer Biographies                                       80
                    Compensation of Directors and Officers                                 83
                    Stock Option Plan                                                      83
                    Employees                                                              83
                    Share Ownership                                                        84

ITEM 7.      MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS                             85
                    Major Shareholders                                                     85
                    Related Party Transactions                                             86

ITEM 8.      FINANCIAL INFORMATION                                                         89
                    Consolidated Financial Statements                                      89
                    Legal Proceedings                                                      89
                    Dividend Policy                                                        89

ITEM 9.      THE OFFER AND LISTING                                                         90
                    Nature of the Trading Market                                           90
                    Trading on the Mexican Stock Exchange                                  92

ITEM 10.     ADDITIONAL INFORMATION                                                        93
                    Bylaws                                                                 93
                    Exchange Controls                                                      96

                    Limitations Affecting Security Holders                                 96
                    Recapitalization                                                       97
                    Taxation                                                               98
                    Documents on Display                                                  103

ITEM 11.     QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK                    104
                    Interest Rate Risk                                                    104
                    Foreign Exchange Risk                                                 104
                    Equity Swaps                                                          105

ITEMS 12-14  NOT APPLICABLE                                                               107

ITEM 15.     CONTROLS AND PROCEDURES                                                      107
                    Disclosure Controls and Internal Controls                             107
                    Limitations on the Effectiveness of Controls                          107
                    Annual Evaluation of Our Disclosure Controls and Internal Controls    107

ITEMS 16-17  NOT APPLICABLE                                                               109

ITEM 18.     FINANCIAL STATEMENTS                                                         109

ITEM 19.     FINANCIAL STATEMENTS AND EXHIBITS                                            109

                                  INTRODUCTION

Presentation of Financial and Other Information

      Grupo Elektra, S.A. de C.V. ("Grupo Elektra," "we", "the Company" or "the Group") is a corporation (sociedad anonima de capital variable) organized under the laws of the United Mexican States. Grupo Elektra was formed in 1950 as a manufacturer of radios and became involved in retailing in 1957 when we opened our first Elektra store.

      In this Annual Report on Form 20-F (this "Annual Report"), references to "US$," "$," "Dollars" and "U.S. Dollars," are to United States dollars. In this Annual Report, all references to pesos are to the legal Mexican currency, and references to "P$," "Ps." or "Pesos" are to Mexican pesos.

      We maintain our books and records in Pesos and prepare our consolidated financial statements in Pesos. The Mexican Institute of Public Accountants has issued Bulletin B-10, "Recognition of the Effects of Inflation on Financial Information," and Bulletin B-12, "Statement of Changes in Financial Position." These bulletins outline the inflation accounting methodology mandatory for all Mexican companies reporting under generally accepted accounting principles in Mexico ("Mexican GAAP"). Pursuant to Mexican GAAP, financial data for all periods in the financial statements included in Item 18 (the "Consolidated Financial Statements") and for all periods throughout this Annual Report, unless otherwise noted, have been restated in constant Pesos as of December 31, 2002.

      Commencing January 1, 2001, we adopted Statement C-2 "Financial Instruments" issued by the Mexican Institute of Public Accountants ("MIPA"). Under this statement, all derivatives are required to be recognized in the balance sheet as either assets or liabilities, and measured at fair value.

      In 2002, we sold our interest in our subsidiary Elektra Dominicana, S.A., in the Dominican Republic. We also closed our subsidiary, Importadora y Exportadora Elektra de El Salvador, S. A. de C. V., located in El Salvador and our clothing chains, The One and Hecali, in Mexico. Therefore, in accordance with Statement A-7 issued by the MIPA, we reclassified the revenues, costs and expenses of our subsidiaries located in the Dominican Republic and El Salvador, as well as those of The One and Hecali. These operations are reflected as discontinued operations in our consolidated statements of income. The financial information relating to these discontinued operations for prior years was restated, for comparative purposes.

      On April 4, 2002, Grupo Elektra received the approval of the Mexican Ministry of Finance to operate a bank under the name of Banca Azteca, S. A., Institucion de Banco Multiple (Banco Azteca), with a capitalization of Ps.227.5 million. On May 23, 2002, we incorporated Banca Azteca, S.A., ("Banco Azteca"), a corporation (sociedad anonima) organized under the laws of the United Mexican States, as a wholly owned subsidiary of our company. Banco Azteca was established in order to ensure consistent financing for our customer receivables, which is an integral part of our retail strategy.

      Prior to Banco Azteca's constitution, Grupo Elektra financed its installment sales programs in Mexico through its Elektrafin subsidiary and provided its savings accounts ("Guardadito's") through an arrangement with Banca Serfin.

      Banco Azteca began providing savings accounts services in October 2002. In addition since December 2002, Banco Azteca has provided consumer credit services, assuming Elektrafin's customers credit portfolio derived from our installment sales program. Currently, Banco Azteca's main authorized activities and services include receiving deposits; extending loans and credit; investing in securities; performing repo transactions; and performing other multiple banking transactions, in accordance with Mexican banking regulations. In the future, we expect that our old installment sales program will be only carried out in countries other than Mexico.

      Throughout the text of this Annual Report document you will find references to our installment sales program , oursavings account and consumer credit services and related collection procedures which, depending on the date they were provided, should be understood as services provided by Grupo Elektra or Banco Azteca, as applicable.

      Accounting principles generally accepted in Mexico differ in certain important respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the Consolidated Financial Statements. See Note 15 of our Consolidated Financial Statements.

      This Annual Report contains translations of certain Peso amounts into Dollars at specified rates solely for the convenience of the reader. These translations should not be construed as representations that the Peso amounts actually represent such Dollar amounts or could be converted into Dollars at the rates indicated or at any other rate. Unless otherwise indicated, U.S. Dollar amounts have been translated from Mexican pesos at an exchange rate of Ps.10.425 to US$1.00, the noon buying rate for pesos on December 31, 2002 as published by the Federal Reserve Bank of New York (the "Noon Buying Rate"). On June 4, 2003, the Noon Buying Rate was Ps.10.3875 to US$1.00.

      As used in this annual report, EBITDA is operating income (loss) before interest expense, taxes, depreciation and amortization, and adjusted by eliminating monetary (loss) gain included in our revenues and cost, respectively. In accordance with Regulation G, issued by the U.S. Securities and Exchange Commission, a reconciliation between net income and EBITDA is provided in Item 3, "Key Information - Selected Financial Data." EBITDA is presented because of the following reasons:

            o Our management uses EBITDA as a measure of performance business allowing us to compare ourselves with our peers' multiples, ratios and margins derived from EBITDA. It also serves to evaluate and compensate certain employees.

            o We believe EBITDA is one of the tools that we can use to measure our cash-flow generation, because it excludes some non-cash items as monetary gains or losses, depreciation and amortization, etc.

            o EBITDA is also a measure contained in certain financial covenants of our debt, and consequently we are required to calculate it in order to verify compliance with such covenants.

            o We are aware that EBITDA has material limitations associated with its use, (i.e., EBITDA, as defined by us, excludes items such as Discontinued operations, and includes the Allowance for doubtful accounts, which contains or does not contain, respectively, portions of cash). However, our management compensates these material limitations with the use of our consolidated financial statements and its notes.

            o We believe that EBITDA is used by certain investors as one measure of a company's historical ability to service its debt.

      EBITDA should not be considered in isolation or as a substitute for the consolidated income statements or the consolidated statements of changes in financial position prepared in accordance with Mexican GAAP or as a measure of profitability or liquidity. EBITDA is not (a) a measure determined under U.S. GAAP, (b) an alternative to U.S. GAAP operating income (loss) or net income
(loss), (c) a measure of liquidity or cash flows as determined under U.S. GAAP or (d) a measure provided in order to smooth earnings. EBITDA does not represent discretionary funds. EBITDA, as calculated by us, may not be comparable to similarly titled measures reported by other companies.

      The term "billion" as used in this Annual Report means one thousand million.

Forward-Looking Statements

      This Annual Report contains words, such as "believe," "expect" and "anticipate" and similar expressions, that identify forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. These statements reflect our views about future events and financial performance. Actual results could differ materially from those projected in such forward-looking statements as a result of various factors that may be beyond our control, including but not limited to effects on our company from competition, limitations on our access to sources of financing on competitive terms, significant economic or political developments in Mexico and changes in our regulatory environment, particularly developments affecting the regulation of consumer credit services. Accordingly, readers are cautioned not to place undue reliance on these forward-looking statements. In any event, these statements speak only as of their dates, and we undertake no obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

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

      Our Consolidated Financial Statements have been prepared in accordance with Mexican GAAP, which differs in certain respects from U.S. GAAP. See Note 15 to our financial statements, which provide a description of the principal differences between Mexican GAAP and U.S. GAAP as they relate to Grupo Elektra and a reconciliation to U.S. GAAP of net income and stockholders' equity.

      Our financial statements were prepared giving effect to Bulletin B-10 and Bulletin B-12 issued by the MIPA. Bulletin B-10 is designed to provide for the recognition of certain effects of inflation by requiring our company generally to restate non-monetary assets and liabilities and the components of stockholders' equity using the National Consumer Price Index (the "NCPI") and to record gains or losses in purchasing power from holding monetary liabilities or assets. Bulletin B-12 requires that the statement of changes in financial position reflect changes from the restated historical balance sheet to the current balance sheet. Pursuant to Mexican GAAP, the selected consolidated financial information set forth below, and all data in the Consolidated Financial Statements, have been restated in constant pesos as of December 31, 2002. The effects of inflation described above have not been reversed in the reconciliation to U.S. GAAP. See Note 15 to the Consolidated Financial Statements.

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

      Commencing January 1, 2001, we adopted Statement C-2 "Financial Instruments" issued by the MIPA. Under this statement, all derivatives are required to be recognized in the balance sheet as either assets or liabilities, and measured at fair value. The adoption of this statement on January 1, 2001 resulted in a loss of Ps.$8.8 million.

      In 2002, we sold our interest in our subsidiary Elektra Dominicana, S.A., in the Dominican Republic. We also closed our subsidiary, Importadora y Exportadora Elektra de El Salvador, S. A. de C. V., located in El Salvador and our clothing chains, The One and Hecali, in Mexico. Therefore, in accordance with Statement A-7 issued by the MIPA, we reclassified the revenues, costs and expenses of our subsidiaries located in the Dominican Republic and El Salvador, as well as those of The One and Hecali. These operations are reflected as discontinued operations in our consolidated statements of income. The financial information relating to these discontinued operations for prior years was restated, for comparative purposes.


                                                                As of and for the year ended December 31,
                                                 1998           1999           2000           2001           2002        2002(1)
                                          -----------    -----------    -----------    -----------    -----------     ----------
                                           (millions of U.S. dollars or million of constant Ps.as of December 31, 2002, except per share data and percentages)
Income Statement Data (2)
Mexican GAAP:
Merchandise, services and other
revenues(3) ...........................   Ps.11,045.6    Ps.12,540.8    Ps.15,138.5    Ps.15,656.8    Ps.16,578.0     US$1,590.2
Cost of merchandise sold and of
services(3) ...........................       6,465.2        7,388.8        8,651.1        8,952.8        9,557.0          916.7
Gross profit ..........................       4,580.4        5,152.0        6,487.4        6,704.0        7,021.0          673.5
Administrative and selling expenses ...       2,816.8        3,185.2        3,988.0        3,913.9        3,989.3          382.7
Depreciation and amortization .........         406.6          491.2          558.9          641.3          771.8           74.0
Operating income ......................       1,357.0        1,475.6        1,940.5        2,148.8        2,259.9          216.8
Interest income .......................         109.9          185.1          215.8          138.7          125.4           12.0
Interest expense ......................        (528.7)        (761.8)        (711.3)        (825.5)        (704.3)         (67.6)
Foreign exchange (loss) gain ..........        (477.4)          30.6         (117.9)         (10.6)        (599.6)         (57.5)
Gain on net monetary position .........         219.0          244.9          265.8          159.7          120.7           11.6
Other financial operations ............                           --             --          143.2          (96.8)          (9.3)

 Total comprehensive financing cost
 - Net(4) .............................        (677.2)        (301.2)        (347.6)        (394.5)      (1,154.6)        (110.8)
 Income before income taxes and
 employees' statutory profit sharing ..         679.8        1,174.4        1,592.9        1,754.3        1,105.3          106.0
 Taxes and employees' statutory
 profit sharing .......................        (144.6)        (116.1)        (228.6)        (571.6)        (604.4)         (58.0)
 Equity in (losses) earnings of
 affiliated companies - Net(3) ........        (259.5)         (97.7)         (24.6)         197.6          (89.2)          (8.5)
 Income from continuing operations ....         275.7          960.6        1,339.7        1,380.3          411.7           39.5
 Income (losses) from discontinued
 operations (2) .......................           9.0            3.7          (78.6)        (165.0)        (339.3)         (32.5)
 Net income ...........................         284.7          964.3        1,261.1        1,215.3           72.4            7.0
 Income of minority stockholders ......          (2.8)         (26.3)         (22.5)         (13.8)           7.5            0.7
 Income of majority stockholders ......   Ps.   281.9    Ps.   938.0    Ps. 1,238.6    Ps. 1,201.5    Ps.    79.9     US$    7.7
 Basic and diluted earnings
 per share (5) ........................         1.195          4.204          5.222          4.950          0.304          0.029
 Earnings per share from continuing
 operations (5) .......................         1.157          4.188          5.547          5.622          1.728          0.166
 Earnings (losses) per share from
 discontinued operations (5) ..........         0.038          0.016         (0.325)        (0.672)        (1.424)        (0.137)
 Weighted average shares outstanding
 (in millions)(5) .....................         238.3          229.4          241.5          245.5          238.3          238.3

 Reconciliation between Net
 income and EBITDA

 Net income ...........................     Ps. 284.7      Ps. 964.3    Ps. 1,261.1    Ps. 1,215.3       Ps. 72.4        US$ 7.0

 Add (Less): Income (losses) from
 discontinued operations ...............         (9.0)          (3.7)          78.6          165.0          339.3           32.5

 Add (Less): Equity in (losses) earnings
 of affiliated companies - Net .........        259.5           97.7           24.6         (197.6)          89.2            8.5

 Add: Taxes and employees' statutory
 profit sharing ........................        144.6          116.1          228.6          571.6          604.4           58.0

 Add: Total comprehensive financing
 cost - Net ............................        677.2          301.2          347.6          394.5        1,154.6          110.8

 Plus: Depreciation and amortization ..         406.6          491.2          558.9          641.3          771.8           74.0

 Plus: Monetary loss recorded in
 merchandise, services and other
 revenues .............................         381.9          283.9          243.5          158.3          210.5           20.2

 Less: Monetary gain recorded in
 cost of merchandise sold and of
 services .............................        (248.3)        (184.6)        (159.0)        (102.9)        (136.9)         (13.1)

 Consolidated EBITDA ................     Ps. 1,897.2    Ps. 2,066.1    Ps. 2,583.9    Ps. 2,845.5    Ps. 3,105.3      US$ 297.9

 U.S. GAAP
 Sales and money transfer services ....   Ps. 8,894.6    Ps.10,169.8    Ps.12,207.0    Ps.12,387.0    Ps.13,259.2     US$1,271.9
 Interest earned from customer
 credit operations ....................       2,334.2        2,654.5        3,175.0        3,428.2        3,558.7          341.4
 Operating income .....................       1,941.5        2,005.8        2,611.7        2,785.3        2,439.9          234.0
 Income before income taxes ...........         820.2        1,442.8        1,856.7        1,902.3          890.9           85.5
 Income (loss) from discontinued
 operations ...........................           9.0            3.7          (78.6)        (165.0)        (339.3)         (32.5)


                                                                As of and for the year ended December 31,
                                                 1998           1999           2000           2001           2002        2002(1)
                                          -----------    -----------    -----------    -----------    -----------     ----------
                                           (millions of U.S. dollars or million of constant Ps.as of December 31, 2002, except per share data and percentages)
 Cumulative effect of change in
 accounting principle .................            --             --             --             --           97.6            9.4
 Net income ...........................         354.6        1,241.6        1,424.4        1,155.9          (17.5)          (1.7)
 Basic and diluted earnings per
 share(4):
      From continuing operations ......         1.450          5.397          6.223          5.380          0.941          0.090
      From discontinued operations ....         0.038          0.016         (0.325)        (0.672)        (1.424)        (0.137)
      Cumulative effect of change in
 accounting principle .................            --             --             --             --          0.410          0.040
      Net earnings per share ..........         1.488          5.413          5.898          4.708         (0.073)        (0.007)
 Basic weighted average shares
 outstanding (in millions)(4) .........         238.3          229.4          241.5          245.5          238.3          238.3


                                                                As of and for the year ended December 31,
                                              1998           1999           2000           2001           2002          2002 (1)
                                           ----------     ----------     ----------     ----------     ----------      ---------
                                            (millions of U.S. dollars or constant Ps. as of December 31, 2002, except per share data and percentages)
Balance Sheet Data
Mexican GAAP:
Accounts receivable due from
customers - Net .......................    Ps.2,131.8     Ps.2,844.8     Ps.4,073.5     Ps.3,580.2     Ps.1,881.3      US$ 180.5
Accounts receivable due from
related parties - Net .................         276.8          243.8          190.7          277.8          141.8           13.6
Inventories ...........................       2,890.8        2,915.6        3,157.7        3,045.7        2,978.1          285.7
Total current assets ..................       7,396.5        7,250.1        8,766.5        9,359.9        8,520.1          817.3

Property, machinery and equipment
- Net .................................       2,896.5        4,171.1        4,056.1        3,865.6        3,559.6          341.4
Total assets ..........................      13,309.4       14,209.7       15,643.3       16,234.0       15,249.4        1,462.8
Total current liabilities .............       5,167.1        6,083.3        5,637.0        4,730.7        4,997.9          479.4
Short-term debt .......................       2,082.4        2,468.5        1,702.2        1,098.4        1,348.5          129.4
Long-term debt ........................       2,928.1        1,849.6        3,071.8        3,982.9        3,725.1          357.3
Total debt ............................       5,010.5        4,318.1        4,774.0        5,081.3        5,073.6          486.7
Total stockholders' equity ............       5,048.8        5,635.9        6,029.8        6,429.0        5,313.9          509.7

U.S. GAAP Accounts receivable from
customers-Net .........................       3,431.7        4,279.2        5,373.8        5,070.7        4,626.3          443.8
Inventories ...........................       2,890.7        2,915.6        2,963.4        2,948.8        2,822.8          270.8
Total assets ..........................      12,830.1       14,040.3       16,698.8       16,191.0       16,757.8        1,607.5
Short-term debt .......................       2,082.4        2,709.0        2,761.5        1,182.3        2,623.8          251.7
Long-term debt ........................       4,228.0        3,043.5        4,575.1        5,661.4        6,175.1          592.3
Majority stockholders' equity .........         414.4        1,482.0        2,139.8        2,718.8        1,789.9          171.7

Other Financial Data (unaudited):
Capital expenditures ..................         820.3          550.6          487.4          644.8          534.2           51.2
Gross margin ..........................          41.5%          41.1%          42.9%          42.8%          42.4%          42.4%
Operating income margin ...............          12.3%          11.8%          12.8%          13.7%          13.6%          13.6%
Stores opened at period end ...........           819            946            950            953            885            885
Number of open installment
accounts ..............................       682,163        812,676        923,546      1,084,236        459,723        459,723
Store space (square feet) .............     5,699,129      6,965,660      7,001,848      7,223,929      6,931,345      6,931,345
Earnings-to-fixed charges ratio .......          1.7x           2.0x           2.3x           2.3x           2.0x           2.0x

-------------
(1) The U.S. dollar amounts represent the peso amounts as of December 31, 2002, translated at the exchange rate of Ps.10.425 per U.S. dollar (Noon Buying Rate) and are unaudited.

(2) After reclassification of discontinued operations. See Introduction --Presentation of Financial and Other Information.

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

(5) After giving effect to the fifteen-to-one reverse split of our common stock, which was authorized on June 25, 2002, each GDS currently represents 4 shares. See "Item 5. Operating and Financial Review and Prospects--Recent Developments--Single Series Initiative."

Exchange Rates

      Mexico has had a free market for foreign exchange since 1991. Prior to December 1994, the Mexican Central Bank, Banco de Mexico, kept the peso-U.S. dollar exchange rate within a range prescribed by the government through intervention in the foreign exchange market. In December 1994, the government suspended intervention by Banco de Mexico and allowed the peso to float freely against the U.S. dollar. The peso declined sharply in December 1994 and continued to fall under conditions of high volatility in 1995. In 1996 and most of 1997, the peso fell more slowly and was less volatile. In the last quarter of 1997 and for much of 1998, the foreign exchange markets were volatile as a result of financial crises in Asia and Russia and financial instability in certain countries, including Brazil and Venezuela. The peso declined during this period, but was relatively stable during 1999 and 2000. The peso strengthened during 2001 and the first quarter of 2002 but begun to deteriorate by the end of 2002 and in the first quarter of 2003. There can be no assurance that the government will maintain its current policies with regard to the peso or that the peso will not further depreciate or appreciate significantly in the future.

      The following table sets forth, for the periods indicated, the period-end, average, high and low, Noon Buying Rate, expressed in pesos per U.S. dollar, published by the Federal Reserve Bank of New York. The rates have not been restated in constant currency units. All amounts are stated in pesos.

                                                                                   Free Market Rate(1)
                                                                   -----------------------------------------------------
Year Ended December 31,                                               High         Low      Average(2)     Period End
1998                                                                  10.630      8.040        9.240         9.900
1999                                                                  10.600      9.240        9.560         9.480
2000                                                                  10.090      9.180        9.460         9.620
2001                                                                   9.972      8.946        9.335         9.156
2002                                                                  10.425      9.002        9.747        10.425

2002:
        December                                                      10.425     10.103       10.225        10.425

2003:
        January                                                       10.978     10.321       10.622        10.902
        February                                                      11.064     10.774       10.945        11.028
        March                                                         11.235     10.661       10.910        10.782
        April                                                         10.770     10.308       10.589        10.308
        May                                                           10.424     10.113       10.253        10.340

----------------
(1)   Source: Federal Reserve Bank of New York.

(2)   Average of end-of-month rates.

      On June 27 , 2003, the Noon Buying Rate was Ps. 10.43 to US$1.00.

Dividends

      The declaration, amount and payment of dividends are determined by majority vote of the holders of Common Shares and generally, but not necessarily, on the recommendation of the Board of Directors. Dividends are declared in the first quarter of each fiscal year based on our audited financial statements for the preceding fiscal year. The amount of any such dividend would depend on, among other things, our operating results, financial condition and capital requirements and general business conditions.

      Under our Amended and Restated Bylaws and the Mexican General Corporate Law, the gross profits of our company are applied as follows:

      At the annual ordinary general meeting of our shareholders, the Board of Directors submits our financial statements for the previous fiscal year, together with the report thereon by the Board, to the shareholders of Common Shares for approval. Once the financial statements have been approved by the holders they determine the allocation of our net profits for the preceding year. They are required by law to allocate at least 5% of such net profits to a legal reserve, which is not available for distribution except as a stock dividend, until the amount of the legal reserve equals 20% of our historical capital stock (before the effect of restatement). Thereafter, the holders of Common Shares may determine and allocate a certain percentage of net profits to any general or special reserve, including a reserve for open-market purchases of our shares.

      As a consequence of our recapitalization, which became effective September 9, 2002 (through which all Series A, B, and C Shares were converted into a single class of Common Shares with full voting rights and no par value), all shares outstanding at the time a dividend or other distribution is declared are entitled to such dividend or distribution. See Item "Additional Information".

      For the past five years, we have paid the following dividends:

                                      Amount in millions    Equivalent     Dividend in Pesos
                                               of               to                per                Dividend in US$ per
                                               --            previous             ---                -------------------
    Date of             Date of                                 year       Common                    Common
  declaration           payment         Ps.(1)       US$     EBITDA(2)    share(3)      GDS(4)      share(3)       GDS(4)
  -----------           -------         ------       ---     ---------    --------      ------      --------       ------
March 17, 1999      March 31, 1999      115.7       12.5        8.2%      0.48750      1.95000      0.05120       0.20481
March 17, 2000      April 7, 2000       122.2       12.9        7.1%      0.49472      1.97886      0.05314       0.21255
March 30, 2001      April 20, 2001      142.5       15.2        6.1%      0.58000      2.32000      0.06185       0.24739
April 22, 2002      April 29, 2002      147.2       16.0        5.5%      0.62415      2.49660      0.06784       0.27137
March 28, 2003      April 4, 2003       183.8       17.1        5.9%      0.77284      3.09136      0.07189       0.28757

-----------
(1)   Expressed in nominal million of Mexican Pesos.

(2) After reclassifications derived from discontinued operations, see "Introduction".

(3) Figures from 1999 to 2002 represent the equivalents to the new single series of shares, and from the reverse split approved by our stockholders on June 25, 2002.

(4)   Each GDS is comprised of four common shares.

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

      We depend on the performance of our executive officers and key employees. In particular, our senior management has significant experience in the retail, electronics, appliance, white goods and household furniture industries, and the loss of any of them could negatively affect our ability to execute our business strategy. Additionally, we do not have "key person" life insurance policies on any of our employees.

      Our future success also depends on our continuing ability to identify, hire, train and retain other qualified sales, marketing and managerial personnel. Competition for such qualified personnel is intense and we may be unable to attract, assimilate or retain them. Our businesses will be harmed if we cannot attract this necessary personnel. In addition, approximately 20% of our employees are members of various unions, and we could incur higher ongoing labor costs and disruptions in our operations in the event of a strike or other work stoppage.

      Our international operations expose us to numerous risks.

      We have retail operations in various foreign countries, including Peru, Honduras and Guatemala, and we intend to pursue any beneficial opportunities that may arise in these and other countries. Net revenues in these foreign countries represented approximately 4.9% of our net revenues in 2002. We are subject to the risks inherent in conducting business across national boundaries, any one of which could negatively impact our business. These risks include:

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

      In addition, we sold our operations in the Dominican Republic in 2002 and we discontinued our operations in El Salvador. We cannot assure you that discontinuation of these operations will not have a negative effect on our results of operation.

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

      Our future success depends on whether we can continue to deliver our products to our stores in a timely and cost-efficient manner. Substantially all of our inventory is shipped or picked up directly from suppliers and delivered to our six regional distribution centers in Mexico, and to our distribution centers in each of the other countries where we operate. The inventory is then processed and distributed to our stores. The orderly operation of our receiving and distribution process depends on effective management of our distribution centers and strict adherence to shipping schedules. Our rapid growth puts significant pressure on our distribution and receiving systems. Some of the factors that could have an adverse effect on our distribution and receiving systems are:

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

      Our Exclusive Services Agreement with Western Union (and certain related agreements) and our Foreign Exchange Agreement with Western Union are our principal sources of U.S. dollar denominated revenues. This source of revenue is particularly important to us because the cash flow which we use to service our indebtedness is generated primarily in Mexican pesos, while the majority of such indebtedness was denominated in U.S. dollars at the end of 2002.

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

      In 2002 we established Banco Azteca, S.A., our new banking subsidiary, which we capitalized through a contribution of Ps.227.5 million. Banco Azteca now provides financing for our retail customers, who had previously obtained financing from us.

      Banco Azteca is an unrestricted subsidiary. It is not a guarantor of our 12% Senior Notes due 2008, and it is not subject to the restrictive covenants contained in the indenture for the related notes.

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

      o     The ability to make investments;

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

      Our main controlling shareholders are Hugo Salinas Rocha's heirs and Esther Pliego de Salinas, who, including the Chairman of our Board of Directors, Ricardo B. Salinas Pliego, are also the controlling shareholders of TV Azteca, one of the two largest producers of Spanish language television in the world. Advertising through the facilities of TV Azteca is an important element of our marketing strategy. Any impairment of our ability to obtain advertising on attractive conditions may have a material adverse effect on our business, results of operations or financial condition.

      We often engage in a variety of transactions with companies owned by our controlling shareholders which may cause conflicts of interest.

      We have engaged and will continue to engage in a variety of transactions with TV Azteca, Movil@ccess, Unefon, Banco Azteca and other entities owned or controlled by Ricardo B. Salinas Pliego and our other controlling shareholders. See Item 7. "Major Shareholders and Related Party Transactions--Related Party Transactions." While we intend to continue to transact business with related parties on an arms-length basis, we cannot assure you that such transactions will be unaffected by conflicts of interest between such parties and us. We have agreed to terms governing our indebtedness which restrict our ability to engage in transactions with our affiliates.

      Loss of existing or future market share to competitors may adversely affect our performance.

      Our businesses is highly competitive in all product categories. Earnings primarily depend on the maintenance of high per-store sales volumes, efficient product purchasing and distribution and cost-effective store operations. The retail sector throughout Latin America is fragmented and consumers are served by a number of formats, including traditional formats such as local, independent retail stores, modern formats such as retail chains and department stores, as well as informal outlets such as street vendors and outdoor markets. In general, our competitors in this business include other specialty stores, independent clothing, electronics and appliance stores and department stores, some of which are national and international in scope and may have greater resources than we possess in that specific country. Also, certain major U.S. retailers have established joint ventures with Mexican retailers and have opened stores in Mexico. We expect that other U.S. and European retailers may continue to do so in the future (especially in light of the implementation of the North America Free Trade Agreement and the European Community free trade agreements). We also face significant competition from the informal economy and parallel imports for the products that we carry. There can be no assurance that our performance will not be adversely affected by increased competition, consolidation of the retail sector and more sophisticated competitors from these and other sources.

      There may be an adverse impact on our margins from pricing pressure.

      Pricing competition in the specialty-retailing sector is intense. Pricing pressure from competitors is increasing as the sector consolidates and more competitors are able to benefit from economies of scale and reduce their prices to consumers. Banco Azteca faces pressure on the pricing of the credit it extends to our customers as part of its consumer credit service. There can be no assurance that we will be able to maintain or increase our current margins, the reduction of which could have a material adverse effect on our business.

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

      Our consumer services are regulated by the banking regulation of the countries where they are offered. The Ley Federal de Proteccion al Consumidor (the "Consumer Protection Act"), which regulates consumer installment sales programs in Mexico, became effective on December 25, 1992. In Mexico, neither the Consumer Protection Act (Ley Federal de Proteccion al Consumidor), nor the Banking Regulation (Ley de Proteccion y Defensa al Usuario de Servicios Financieros) imposes any limit on the interest rate a merchant may charge a consumer in an installment sale or in a credit consumer service. The effective interest rate which Banco Azteca charges in a loan granted to a customer to acquire electronics, appliances and furniture at our stores is fixed at the time of the loan. We cannot assure you that in the future the Mexican Government will not impose limitations or additional informational requirements regarding such rates of interest. A substantial portion of Banco Azteca's revenues and operating cash flow is generated by the credit consumer services the Bank offers, and any such limitations or additional information requirements could have a material adverse effect on our financial performance. Furthermore, our financial performance could be materially adversely affected by any material change in the regulations governing our collection practices and repossession procedures. The consumer protection laws and their enforcement in the other Latin American countries where we do business are comparable to Mexican law. However, a change in the regulatory environment in Mexico, or in the other countries where we operate, or the imposition of authorization requirements could have a material adverse effect on our operations and our financial performance.

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

      Our consolidated financial statements are audited and published annually, and are prepared in accordance with Mexican GAAP, which differs in certain significant respects from U.S. GAAP. See Note 15 to our financial statements, which provides a description of the principal differences between Mexican GAAP and U.S. GAAP as they relate to us.

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

      The payment of dividends and the amounts of such dividend payments, are subject to the recommendation of our Board of Directors and approval by our shareholders. As long as our controlling shareholders continue to own a majority of these shares, they will have as a result the ability to determine whether or not dividends are to be paid and the amount of any dividends. In addition, our indentures contain covenants that restrict, among other things, our payment of dividends.

      The significant share ownership of the controlling shareholders may have an adverse effect on the future market price of our traded equity.

      Approximately 70.93% of our equity is controlled by the heirs of Hugo Salinas Rocha, including Ricardo B. Salinas and Esther Pliego de Salinas. These controlling shareholders have the power to determine the outcome of substantially all actions requiring shareholder approval, including the power to elect 8 of our 9 directors and to determine whether dividends will be paid. Moreover, actions by our controlling shareholders with respect to the disposition of the shares they beneficially own, or the perception that such actions might occur, may adversely affect the trading price of our equity on the Mexican Stock Exchange and the market price of the GDSs. See Item 7. "Major Shareholders and Related Party Transactions--Major Shareholders."

      We have significant transactions with affiliates that create potential conflicts of interest.

      We regularly engage in transactions with affiliates, including entities owned or controlled by our Controlling Shareholders. See Item 7. "Major Shareholders and Related Party Transactions--Related Party Transactions." Transactions with affiliates may create the potential for conflicts of interest. To guard against these potential conflicts of interest, we have established a Related Party Transactions Committee of our Board of Directors to provide an independent review of transactions with affiliates to determine whether these transactions are related to our business and are consummated on terms that are at least as favorable to us as terms that would be obtainable in a similar transaction entered into on an arms-length basis with an unrelated third party. Nevertheless, conflicts of interest may arise and have a negative effect on our results of operations.

      Holders of shares may experience dilution as a result of the exercise of stock options with exercise prices substantially below the market price of the shares.

      At December 31, 2002, we had outstanding stock options with respect to approximately 5.3 million shares at exercise prices ranging from approximately Ps.12.50 to Ps.20.00 per new Common Share. In addition to the options currently outstanding, we have in the past issued options at substantially below the then-prevailing market price of our shares. See Item 6. "Directors, Senior Management and Employees--Stock Option Plan."

      There are risks associated with the trading of our equity on the Mexican Stock Exchange.

      The Mexican securities market is not as large or as active as the securities markets in the United States and certain other developed market economies. As a result, the Mexican securities market has been less liquid and more volatile than other markets. To control excess price volatility, the Mexican Stock Exchange operates a system that suspends dealing in shares of a particular issuer when changes in the price of such shares (expressed as a percentage of that day's opening price) exceed certain levels. Under current regulations, this system does not apply to the shares so long as the GDSs are listed on the New York Stock Exchange or another foreign market.

      Developments in other emerging market countries may affect the prices for our securities.

      The market value of securities of Mexican companies is, to varying degrees, affected by economic and market conditions in other emerging market countries. Although economic conditions in such countries may differ significantly from economic conditions in Mexico, investors' reactions to developments in any of these other countries may have an adverse effect on the market value of securities of Mexican issuers. In late October 1997, prices of both Mexican debt securities and Mexican equity securities dropped substantially, precipitated by a sharp drop in value of Asian markets. Similarly, in the second half of 1998, prices of Mexican securities were adversely affected by the economic crises in Asia, Russia and Brazil. The recent fiscal and economic crises in Argentina and Venezuela have caused instability in Latin America financial markets and could have a negative impact on the price of Mexican debt and equity securities. We cannot assure you that the market value of our securities would not be adversely affected by events elsewhere, especially in emerging market countries.

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

      Mexico experienced a severe economic crisis following the devaluation of the peso in December 1994. In recent years, economic crises in Asia, Russia, Brazil and other emerging markets have adversely affected the Mexican economy and could do so again. In 2000, inflation declined to 9.0%, and GDP increased by 6.6% in real terms, as compared with 1999. In 2001, inflation was 4.4% and GDP growth decreased by 0.2% in real terms, as compared to 2000. In 2002, inflation increased to 5.7% and GDP increased by 0.7% in real terms, as compared with 2001.

      Declines in growth, high rates of inflation and high interest rates in Mexico generally have an adverse effect on our business. The recent slowdown in the growth of the U.S. economy, exacerbated by the September 11, 2001 terrorist attacks, has negatively affected Mexican businesses and limited access to capital for many Mexican companies. In addition, as has happened in the past, financial problems or an increase in the perceived risks associated with investing in emerging economies could limit foreign investments in Mexico and adversely affect the Mexican economy. For example, if the Mexican economy falls into a recession or if inflation and interest rates increase significantly, our business, financial condition and results of operations could suffer material adverse consequences because, among other things, demand for our stores' goods may decrease as consumers find it more difficult to pay for our products or demand for the Banco Azteca's products may decrease as clients find it more difficult to save money .

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

      Declines in the value of the peso relative to other currencies increase our interest costs in pesos relative to our indebtedness denominated in such other currencies. Such declines could also cause us to register foreign exchange losses and could adversely affect our ability to meet our interest and principal obligations under our indebtedness. As of December 31, 2002, we had approximately US$494.9 million indebtedness denominated in U.S. dollars and the equivalent of US$13.9 million denominated in other currencies, and we may in the future incur additional non-peso-denominated indebtedness. The value of the peso has been subject to significant fluctuations with respect to the U.S. dollar in the past and may be subject to significant fluctuations in the future. For example, from January 1, 1995 to March 31, 1996, the Mexican peso depreciated 50.8% to Ps.7.5375 per U.S. dollar and fluctuated from a high, relative to the U.S. dollar, of Ps.5.00 to a low, relative to the U.S. dollar, of Ps.8.14.

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

      Mexico has experienced high levels of inflation in past years. The annual rate of inflation, as measured by changes in the National Consumer Price Index, was 12.3% for 1999, 9.0% for 2000, 4.4% for 2001 and 5.7% for 2002. On December
31, 2002, the 28-day Cetes rate was 6.98%. High interest rates in Mexico may adversely affect our costs and thus our financial condition and results of operations.

      Political events in Mexico, including the upcoming Congressional elections, could affect Mexican economic policy and our operations.

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

      President Fox assumed office on December 1, 2000, and to date, there have been no changes in Mexico's economic policies that would adversely affect our business. A change in economic policy, as well as currency instability, could have a material adverse effect on our business, financial condition, prospects and results of operations.

      Federal and local elections for congressmen and other authorities are expected to be held on July 6, 2003. Changes in the composition of the Mexican Congress could delay certain expected reforms, and consequently negatively affect the Mexican economy and our results of operations.

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

      On July 30, 1999, Salinas y Rocha (the principal operating subsidiary of Grupo SyR) spun off three operating companies: (i) Salinas y Rocha, (ii) Elektra Comercial, S.A. de C.V., y (iii) Elektrafin Comercial, S.A. de C.V.

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

Significant Subsidiaries

      The table below sets forth all of our direct and indirect significant subsidiaries and the percentage of equity of each subsidiary we owned directly or indirectly as of December 31, 2002.

Name of Company                                                                       Percentage Owned
Elektra del Milenio, S.A. de C.V., a Mexican corporation.....................              99.9%
Elektrafin Comercial, S.A de C.V., a Mexican corporation.....................              99.9%
Salinas y Rocha, S.A. de C.V., a Mexican corporation.........................              99.9%
Mi Garantia Extendida, S.A. de C.V., a Mexican corporation...................              99.9%
Importaciones Electronicas Ribesa, S.A. de C.V., a Mexican corporation.......              99.9%
Inmuebles Ardoma, S.A. de C.V., a Mexican corporation........................              99.9%
Banco Azteca , S.A. Institucion de Banca Multiple (Banco Azteca ), a Mexican
corporation..................................................................              99.9%

      On April 4, 2002, Grupo Elektra received the approval of the Mexican Ministry of Finance to operate a bank under the name of Banca Azteca, S. A., Institucion de Banco Multiple (Banco Azteca), with a capitalization of Ps.227.5 million. Banco Azteca is a wholly owned subsidiary of Grupo Elektra.

      Banco Azteca was established in order to ensure consistent financing for our customer receivables, which is an integral part of our retail strategy, with the corporate purpose of providing credit and banking services, including receiving deposits, extending consumer loans and other financings and investing in bonds.

      Prior to Banco Azteca's constitution, Grupo Elektra used to finance its installment sales programs in Mexico through Elektrafin. In addition, our savings accounts operations were carried out through "Guardadito" under an arrangement with Banco Serfin.

      Banco Azteca began public operations on October 26, 2002, offering savings accounts services. In addition, in December 2002 Banco Azteca began offering consumer credit services by assuming Elektrafin's consumer credit portfolio derived from our installment sales program. Currently, Banco Azteca's main authorized activities and services include receiving deposits; accepting and extending loans and credit; obtaining resources from the public; investing in securities; performing repo transactions; and performing other multiple banking transactions in accordance with Mexican banking regulations. In the future, we expect that our old installment sales program will be only carried out in countries other than Mexico.

      On April 2002, we sold our equity interest in Elektra Dominican, S.A. for Ps.73.0 million (US$7.5 million), resulting in a loss of Ps.26.5 million (US$2.5 million). This is included in our statement of income as a discontinued operation.

      In the third quarter of 2002, we discontinued the operation of The One stores, which were engaged in the sale of clothing and shoes. Of these stores 53 were converted to the Elektra format, 13 were converted to the SyR format and 31 were converted to the Bodega de Remates format.

      In the third quarter of 2002, we began the process of discontinuing our operations in El Salvador. This process was completed in December 2002.

      For comparative purposes, the revenues, costs and expenses of our subsidiaries located in the Dominican Republic and El Salvador, as well as those of The One are shown in our consolidated statements of income as discontinued operations.

Our Company

      We are the largest specialty retailing group in terms of number of stores and revenues in Mexico and one of the largest in Latin America, with a significant presence in Peru, Guatemala and Honduras. As of December 31, 2002, we operated 885 retail stores, of which 64 are located in three other countries in Latin America. We believe that through our 50 years of operations we have established a leading brand name and market position with regard to all our major products in Mexico.

      We have developed a standardized system for operating our Grupo Elektra stores. The system includes procedures for information technology, inventory management, transaction processing, customer relations, store administration, merchandise display and consumer credit policies. As part of this effort, we have developed and maintain operating manuals outlining our procedures relating to maintenance, security and accounting.

      Our store operations are organized in operating areas. Our management structure provides that store managers generally report to regional managers, who report to area managers who, in turn, report to management at our headquarters in Mexico City.

      We operate four store formats that provide specific product mixes to well defined target markets. Our four formats are (i) traditional Elektra stores,
(ii) MegaElektra stores, (iii) Salinas y Rocha stores and (iv) Bodega de
Remates.

      The traditional Elektra and MegaElektra stores sell brand name consumer electronics, white goods, small appliances and furniture targeting low and middle income segments of the Mexican and Latin American population. The Salinas y Rocha stores offer a line of products that is similar to those offered by the Elektra stores but are oriented to a higher socioeconomic bracket. The Bodega de Remates stores sell unadvertised bargains, repossessed and discontinued merchandise targeting lower income consumers. This segmentation of our target markets allows us to attract a varied mix of customers and we believe that it also allows us to retain such customers throughout their entire lives.

      We also provided consumer finance in the form of installment sales marketed to customers under the "Credimax" trademark. Since December 1, 2002, Banco Azteca began offering credit services to our customers in Mexico also under the "Credimax" trademark. This is often the only financing option available to the majority of our customers. We believe that our consumer credit services increases the number of potential customers and increases our existing customers' loyalty and purchasing power, thereby increasing overall sales and providing low-risk financing income, which results in increased profitability.

      In addition, we offer a variety of additional services, including telephony services pursuant to an agreement with Unefon, money transfer services, photo products and processing services and extended warranty services. We have also introduced several new products in our stores, including mobile phone handsets and computers. See "--Additional Services."

                                  OUR BUSINESS

Our Target Market

      Our target market is the middle class of Mexico and Latin America. In Mexico, we define the middle class as the 65.3% of the population that controls 71% of Mexico's household income. The Mexican Association of Research Agencies has performed studies dividing the Mexican population into demographic groups based on household income as indicated below as of December 31, 2002:

      Demographic Group                 Household Income per Month             Percentage of Total Population
             A/B                       More than US$7,000                                    7.0%
              C+                       Between US$3,000 and US$7,000                        12.6%
              C                        Between US$1,000 and US$3,000                        17.1%
              D+                       Between US$200 and US$1,000                          35.6%
             D/E                       Less than US$200                                     27.7%

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

Merchandise and Marketing

      Pricing Policy

      Our pricing policy is to offer products at cash prices that are competitive in our target market. In addition, we design our consumer credit services (now offered through Banco Azteca in Mexico) to provide our customers with financing for our products at an affordable weekly cost. Our marketing department monitors prices at competing stores and adjusts our cash and credit sales prices as necessary to keep them competitive. In some regions, individual store managers have the flexibility to match the prices of local competitors.

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

      Advertising

      Our marketing strategy emphasizes nine factors in attracting and retaining customers: strong brands, quality service, merchandise variety, convenient store locations, credit consumer services, low prices, product availability, customer satisfaction and functional display formats. We reinforce our marketing strategy through an aggressive advertising program utilizing television, radio and in-store promotional circulars, all of which are designed and prepared by our in-house advertising department. We vary the volume and specific media of our advertising efforts to match the size and customer profiles of our markets. Our advertising programs are designed to (i) highlight our broad selection of quality and brand name merchandise, (ii) introduce new products and (iii) publicize special promotions and events. We have supplemented our advertising strategy through the implementation of a direct marketing program using our customer database.

      In July 1993, our controlling shareholders, together with an investor group, completed the acquisition of certain media assets including two national television networks, a chain of movie theater properties and a television and movie production studio. In March 1996, we acquired 35.8% of the capital stock of Comunicaciones Avanzadas, S.A. de C.V. ("CASA"), the indirect controlling shareholder of TV Azteca, one of the two largest producers of Spanish language television in the world. On March 25, 1996, Elektra and Television Azteca (a subsidiary of TV Azteca) entered into a 10-year agreement pursuant to which Television Azteca agreed to air at least 300 advertising spots for Elektra per week, each spot for a 20 second duration, totaling 100 minutes per week or 5,200 minutes annually, during otherwise unsold airtime. We pay US$1.5 million annually for such advertising time. The agreement may not be terminated by TV Azteca, but may be terminated by Grupo Elektra, and may also transfer its rights under this Agreement to third parties.

      In December 1998, Elektra entered into a separate 5-year agreement pursuant to which TV Azteca agreed to air commercial spots for Elektra at discount rates based on the gross rating points assigned to the airtime chosen by Elektra for each commercial spot. At least 60% of the commercial spots must be aired during "prime" airtime, i.e. from 7:00 p.m. to midnight, and half of this 60% (30%) of all commercial spots must be aired during "late prime" airtime, i.e. from 9:00 p.m. to 11:00 p.m. The remaining 40% may be aired during airtime other than from 7:00 p.m. to midnight. Under this agreement Elektra determines each year how much airtime to purchase from TV Azteca for that particular year. Because we were able to satisfy our advertising requirements under our March 1996 agreement with TV Azteca, we purchased no airtime under this agreement in 2000 and 2001.

      On February 17, 2000, Elektra and TV Azteca entered into an additional one-year agreement pursuant to which TV Azteca will air commercial spots for Elektra at rates based on the rating points assigned per program. At December 31, 2001, Elektra had purchased airtime amounting to Ps.53.1 million under this contract. During 2002, Elektra did not enter into any similar contracts with TV Azteca.

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

      We believe that our in-house advertising department provides us with valuable cost savings. Our annual expenditures for advertising were 1.7%, 1.6% and 1.1% of total revenues during 2000, 2001 and 2002, respectively. Approximately 46.7% of our advertising expenditures in 2002 was spent on television advertising, 2.6% was spent on radio advertising, and the remainder was spent on various other forms of advertising, including the printing of promotional brochures. We traditionally offer certain seasonal promotions on predetermined dates each year, including Christmas and Mother's Day.

      We believe our relationship with TV Azteca enhances our ability to effect our promotion strategy relative to other national and regional specialty retailers and to develop brand awareness of all our brands. See Item 7. "Major Shareholders and Related Party Transactions--Related Party Transactions."

      Suppliers

      Four of Elektra's and Salinas y Rocha's suppliers, Grupo Mabe, Sony, Vitromatic and LG Electronics, together accounted for 37.3% of our aggregate purchases of merchandise in the year ended December 31, 2002. Grupo Mabe accounted for 10.2 % of merchandise, Sony accounted for 10.8 %, Vitromatic accounted for 8.5 % and LG Electronics accounted for 7.8 %. No other supplier represented in excess of 6% of our purchases.

Installment Sales Program

      Prior November 30, 2002, our installment sales program was financed through our Elektrafin subsidiary. Since December 1, 2002, we discontinued the installment sales program in Mexico and began providing consumer credit services through our new banking subsidiary, Banco Azteca (See "Banco Azteca").

      The effective rate of interest that we charged for our merchandise was determined at the time that an installment purchase took place with a fixed rate. We believe that the weekly payments charged to our customers were competitive with those of competitors who offer similar programs.

      The installment sales program is regulated by the Consumer Protection Act of the countries where the respective customers are located, and the consumer credit services are regulated by the banking regulation of the countries where it is offered. In Mexico neitherthe Consumer Protection Act (Ley Federal de Proteccion al Consumidor), nor the Banking Regulation (Ley de Proteccion y Defensa al Usuario de Servicios Financieros) imposes any ceiling on the interest rate a merchant may charge a consumer in an installment sale or in a credit consumer service.

      The following table sets forth certain information concerning the consolidated installment sales program for all of our operations:

                                                                                      As of and for the Year
                                                                                        Ended December 31,
                                                                           -----------------------------------------------
                                                                             2000              2001              2002 (5)
                                                                           ---------       -----------         -----------
                                                                             (in millions of Ps. as of December 31, 2002)
Accounts receivable retail customers-net (at period end)(1) ........        2,403.4           2,301.6             237.2
Installment sales as a percentage of merchandise revenues(2) .......           70.6%             68.9%             69.2%
Total number of open accounts (at period-end)(1) ...................        923,546         1,084,236           124,464
Average balance per retail customer (Pesos) ........................        2,602.3           2,122.7           1,906.1
Reserve for doubtful  accounts  after  reduction for write-offs as a
percentage of gross retail receivables after write-offs(3) .........            5.7%              5.4%             37.2%
Annualized weighted average cost of receivables financing(4) .......           15.9%             12.4%             11.1%

--------------
(1) Net of receivables securitization and net of allowance for doubtful accounts.

(2)   Includes mark-up on installment sales.

(3)   Net of receivables securitization.

(4) Includes factoring and unsecured bank debt used to finance the receivables.

(5) On December 2002, Banco Azteca replaced Elektrafin in providing credit services at our stores in Mexico.

      From 1957 until November 30, 2002, we provided an installment sales program to our customers in our Elektra stores and, through those years we introduced the same system in our other store formats. Currently (since December 1, 2002) Banco Azteca offers consumer credit services in our stores in Mexico.

      Since our target customers have always been in the segment of the Mexican population that typically has not had access to consumer credit, in the past we found the availability of an installment sales program to be an important factor in customers' purchasing decisions. We believe that by offering consumers credit services through Banco Azteca we will continue to consolidate our customers' loyalty and increase overall revenues, therebyproviding us with additional income from a relatively conservative credit portfolio.

      Credit Approval

      Approval for consumer credit for the purchase of electronics, appliances, white goods or furniture is presently done through Banco Azteca. The approval requires the customer to complete an application form, execute a credit contract and a promissory note, provide an official form of identification containing a photograph, a recent payroll receipt or income tax payment receipt, where an individual is self-employed, and evidence of home ownership, such as a receipt for property taxes. In addition, a second party is normally required to guarantee the promissory note if the customer does not meet the applicable financial requirements or does not own a home. Banco Azteca investigates the customer's and second party's credit prior to delivering the merchandise. Generally, Banco Azteca will not grant the customer credit if the weekly payments would be in excess of 20% of the customer's weekly gross income. A regional manager for Banco Azteca must approve the credit sale when the amount being financed is in excess of Ps.5,500 and an area manager must approve the credit sale when the amount being financed is in excess of Ps.9,000. Since there is no credit bureau in Mexico that reports on consumer credit (other than on more affluent consumers with credit cards), an employee of Banco Azteca personally visits the customer's residence to confirm the accuracy of the credit application. Although these policies and procedures are generally applied throughout our retail sales network, store managers and credit managers have the discretion to deviate, within certain limits, from these policies when they find it is appropriate. The verification period usually takes less than 24 hours. If approved for credit, the customer makes weekly payments in cash at the Grupo Elektra store where he made the purchase. Due to the lack of widespread telephone service among our customers, we personally visit many of our credit customers. From 1993 through 2002, Grupo Elektra processed and carried out investigations on over four million credit applications, creating a valuable computerized database of information on our customers which is now used by Banco Azteca.

      Consumer credit services rendered through our stores are documented by credit contracts and fixed-term promissory notes with fixed weekly payments and stated interest, if any, which vary depending on the product that is being purchased and the term in which it will be paid. These promissory notes provide for a penalty interest rate in the event that payments are not made when due. Such penalty interest is computed daily on the past due payments until the payments are current.

      Collection

      Our collection practices and repossession procedures are now done by Banco Azteca and are regulated under the Mexican Commercial Code, the Consumer Protection Act and the Mexican Civil Code. In Latin America, the collection practices and repossessions procedures are still done under Grupo Elektra's Credimax and are regulated by each country's commercial, civil and consumer protection laws and regulations.

      The collection process is performed by the same credit executive that previously investigated the client, a practice that allows to get to know our clients better, and also to know where they live and where to locate them in case of a contingency. Our successful collection operations are supported by a sophisticated segmentation system implemented across the country, whereby the country is divided into six credit and collection divisions. These six divisions are, in turn, divided into 72 regional credit and collection divisions, each of which is in charge of 12 to 15 branches that collect and authorize credits.

      Apart from this segmentation system, the success of our collection operations is based on our in-depth knowledge of our clients and, in particular, on the weekly visits paid to our clients to collect past-due payments as from the first week the client defaults on a payment.

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

      This system facilitates the flow of information between our stores and from our stores to our headquarters, thereby improving distribution of merchandise and facilitating the expansion of the credit sales operations provided by Banco Azteca. We are continuously designing new systems and improving existing systems with an in-house team of approximately 300 software engineers. In addition to point-of-sale systems, we are making a significant effort to improve distribution and logistics systems. These systems allow us to efficiently manage our distribution systems as well as the logistics and fulfillment of our store merchandise requirements. We have also established electronic data interchanges with the vast majority of our major suppliers to facilitate replenishment of inventory.

      Capital expenditures for information systems were Ps.325.7 million (US$32.4 million) in 2000, Ps.82.4 million (US$8.5 million) in 2001 and Ps.189.2 million (US$18.2 million) in 2002.

Seasonality

      For a discussion of the seasonal fluctuations in our sales, see Item 5. "Operating and Financial Review and Prospects--Seasonality of Sales."

Employees

      As of December 31, 2002, we employed approximately 20,012 people on a full-time basis in our operations. We employed 7,302 employers in our stores, 8,288 in our credit and collections operations and 4,422 in our corporate and administrative divisions. None of our operating companies has any employees directly, as personnel services are provided by our other subsidiaries. We employ part-time employees to meet seasonal needs as necessary. See also Item 6. "Directors, Senior Management and Employees--Employees."

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

      Credit store regional and area managers are compensated by a combination of a fixed salary and performance bonuses for each business unit they manage. The performance bonus that a manager can receive from each unit is capped. Administrative personnel and the executive level employees are evaluated each quarter based on pre-established financial and operational goals, and based on the results, receive a performance bonus. On average, the fixed salary of an employee at this level represents approximately 65% of their total compensation, and the bonus represents the remaining 35%.

      This compensation program has contributed to the successful implementation of our business strategies, and our successful employees receive a compensation package well above the market average. In addition, we are implementing procedures that we believe will help us to more efficiently monitor the performance of our employees and more accurately apply our compensation structure.

      We recruit employees at high schools and through advertisements at each of our stores. Our policy is to hire store employees from within the local community where the store is located to offer better customer service. We also recruit from universities to staff our headquarters.

      The following table sets forth the number of our employees, broken down by category of employment and geographical location for the years ending December 31, 2000, 2001 and 2002.

                                               Number of Employees
                                                as of December 31,
                                          ------------------------------
                                           2000        2001        2002
                                          ------      ------      ------
Number of employees ................      19,442      18,235      20,012

Category of activity
    Store employees ................       9,171       7,121       7,302
    Credit and collections employees       4,471       5,118       8,288
    Corporate and administrative ...       5,800       5,996       4,422

Location
    Mexico .........................      17,430      16,215      18,710
    Dominican Republic .............         375         522          --
    El Salvador ....................         314         192          --
    Guatemala ......................         518         359         496
    Honduras .......................         336         388         299
    Peru ...........................         469         559         507

      Training of Personnel

      We consider the training of our staff a high priority to ensure the highest levels of customer service. We recognize that the success of our retail operations ultimately depends in large measure on the level of service provided by its personnel. Every employee, from a cashier to a division manager, receives a description of his or her responsibilities and on-going training to help them develop the professional and personal characteristics necessary to provide Elektra's customers with the highest level of service. Employees are regularly briefed on the performance of their store and our operations as a whole. Since 1997, we have trained more than 70,000 employees at Centro de Diseno Instruccional (previously known as Elektra University), our in-house school of excellence, which includes model Elektra, Salinas y Rocha and Bodega de Remates stores and offers over 120 educational programs. Centro de Diseno Instruccional, also provides employees with skills training designed to train new employees and to keep current employees informed of changes and modifications to our operating procedures, as well as to demonstrate new products. New store employees generally receive two weeks of training at Centro de Diseno Instruccional prior to assuming responsibilities, and new store managers and credit managers, as well as new sales and credit regional managers, receive one month on average of training at Centro de Diseno Instruccional.

Trademarks

      Our trademarks, including "Elektra", "MegaElektra", "Salinas y Rocha", "The One", "Bodega de Remates", "Banco Azteca", "Credimax", "Afore Azteca", "Ahorro Azteca", "Alcancia Azteca", "Cuenta Azeca", "Cuenta Socio", "El Cochinito Azteca", "Sie Afore Azteca", "Dinero Express" "ELEKTRA.COM.MX", "SALINASYROCHA.COM.MX", "BODEGADEREMATES.COM.MX", "THEONE.COM.MX" and "BANCOAZTECA.COM.MX," among others, are registered with the Mexican Institute of Intellectual Property of the Ministry of Commerce and Industrial Development. We continue to invest in strengthening the protection of our trademarks through registration with the appropriate authorities in each country where we do business. In addition, we have an ongoing program in all countries in which we have businesses to protect our brand names against piracy.

Capital Expenditures and Divestitures

   Capital Expenditures

      Capital expenditures in 2000, 2001 and 2002 were Ps.487.4 million, Ps.644.8 million and Ps.534.2 million, respectively. All were financed from both bank debt and resources provided by our operations. Our principal capital expenditures during 2000, 2001 and 2002 consisted of investments in stores, computers, machinery, fixtures and automobiles.

      Our capital expenditures are expected to be approximately Ps.600 million for 2003. Projected capital expenditures include the cost of opening new stores, expanding existing stores, enlarging our distribution network and investing in technology and systems.

Our Strategy

      We expect to further expand our sales and increase our profitability by capitalizing on our position as a leading distributor of electronics, basic household goods and services in Mexico and elsewhere in Latin America and by leveraging our distribution network and customer base to offer new financial services and launch new ventures. Key elements of our strategy include:

      Mass Market Focus. We provide affordable goods and services to our target market, which is young and growing and includes the majority of the population in Mexico and those other countries where we operate. The Mexican middle class, whom we have served for the past 50 years, is made up of approximately 97.5 million Mexicans. We primarily target young customers, who are establishing new households and are relying on Elektra for their furniture, consumer electronics, appliances and white goods.

      Growth Strategy. We believe that with 885 stores as of the end of 2002, we have reached the size and market exposure necessary to establish our leadership in the specialty retail sector in Mexico and in the countries of Latin America where we have a presence. In spite of this, we believe we can continue to grow in under penetrated regions in Mexico such as suburbs of large cities. Complementary to this strategy, we expect to close a number of stores which do not achieve an acceptable profitability level in the future. The keys to our growth strategy include:

      Investment in Technology. We will continue to develop information and merchandise management systems that will allow us to achieve even more efficient management of our high-volume operations and to take full advantage of the satellite communications network that links most of our stores in real time.

      o Investment in our Employees. Both in our stores and through our state-of-the-art-training center, Centro de Diseno Instruccional (previously known as Elektra University), which offers actual store environments and multi-media computer equipment, we intend to continue to emphasize the individual responsibility of our employees while providing them with extensive training in our corporate standards of excellence. We also intend to continue to motivate our employees with career advancement opportunities and with cash bonuses, incentive programs and public recognition. We firmly believe that our workforce is an essential element in the future success of our business.

      o Exploiting the Benefits of Our Extensive Store Network. We intend to continue to exploit the benefits of our extensive store network with the introduction of new products and services. We develop products and services that we believe will best capitalize on our current retail and consumer finance competencies, while providing benefits to customers and increasing traffic in our stores.

      International Growth. In 1997, we began to operate stores outside of Mexico. As of December 31, 2002, we operated 64 MegaElektra stores in Guatemala, Honduras and Peru. Elektra follows a "cookie-cutter" strategy through which it transports its store formats and marketing strategies to countries that have similar demographics to those of Mexico. As of December 31, 2002, international operations represented approximately 4.9% of our consolidated revenues.

      Enhancement of Consumer Financing Opportunities through Banco Azteca. We intend to further emphasize credit sales to increase the number of our potential customers and the purchasing power of those customers, and to effectively manage our credit sales program in order to maintain the profitability and quality of our credit portfolio. We are considering additional opportunities in the finance area that permit us to leverage our customer base, our store network and our consumer finance competencies. However, we can give no assurance that this or other projects will proceed and/or succeed.

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

      Customer Loyalty. We want to attract young Latin American consumers with affordable products at Elektra, Salinas y Rocha and Bodega de Remates and, as they mature and their preferences and incomes change, retain their loyalty through the whole store network. In addition to providing credit to support the purchasing habits of our target market, we have developed loyalty programs, such as "cliente amigo", which are aimed at rewarding frequent users of our money transfer services and encouraging future use of such services.

      Investment in Advertising and Publicity. We invest in advertising and publicity to achieve further consumer recognition and deeper market penetration, in particular, through television advertising on TV Azteca, our affiliate.

      Branding. We have implemented a program called "Building Strong Brands", which focuses on enhancing our brand names. The program consists of several strategies. One such strategy is developing individual brand philosophies and concepts that underline our core values (closeness to the consumer, loyalty, trendiness and trust-worthiness). Our advertising campaign has been redesigned to depart from our traditional focus on low prices and is now stressing consumer value. We have trained our top 100 executives to better understand the importance of "branding" and we continue to do so. We believe that stronger brands will result in the customer's willingness to pay a premium for our products and thus higher margins for our company.

                                     ELEKTRA

Stores

      In Mexico, we operate (i) 314 "traditional" Elektra stores, 93 of which are operated under our "Bodega de Remates" outlet format, and (ii) 411 "MegaElektra" superstores, in which we offer a broad range of internationally-recognized brand name consumer electronics, small appliances, white goods and household furniture. In Peru, Honduras and Guatemala, we currently operate 64 MegaElektra superstores.

      Our traditional Elektra stores have an average size of 5,000 square feet. In 1992, we introduced our MegaElektra superstore format. The MegaElektra stores have an average size of approximately 9,200 square feet. The MegaElektra format allows us to increase our on-site inventory levels, increase the amount of floor space dedicated to our higher margin furniture product line, take advantage of certain economies of scale and lower our out-of-stock position. Each of the MegaElektra stores offers approximately 505 SKUs, while each traditional Elektra store typically offers approximately 289 SKUs.

Property, Plant & Equipment

      The following table sets forth information with respect to the value of our property, plants and equipment as of December 31, 2002.

                                          As of and for the Year Ended December 31, 2002
                                      -----------------------------------------------------
                                                         (in millions of Ps.)                      Assets under
                                                                                                 capitalized lease
                                                             Assets owned                           agreements
                                                                                                     Net Book
            Category                                        Net Book Value                           Value(1)
--------------------------------      ------------------------------------------------------     -----------------
                                                           Central and
                                          Mexico          South America             Total              Total
                                       ------------       -------------          -----------     -----------------
Land...........................          Ps.  952.6           Ps.  4.0            Ps.  956.6          Ps.   --
Buildings......................               672.0               20.2                 692.2                --
Investment in stores...........               679.9               21.2                 701.1                --
Computer equipment.............               307.9                8.9                 316.8             127.9
Communication equipment........               160.0                7.9                 167.9                --
Transportation equipment.......               152.3                7.2                 159.5                --
Furniture and fixtures.........               313.8               27.0                 340.8                --
Machinery and equipment........               211.5               13.2                 224.7                --
                                       ------------        -----------           -----------         ---------
    Total......................        Ps.  3,450.0        Ps.   109.6           Ps. 3,559.6         Ps. 127.9
                                       ============        ===========           ===========         =========

-----------
(1)   Included in total fixed assets.


Merchandise and Marketing

      Merchandise Selection

      We offer our products at several different price points with the greatest inventory depth at the middle to low price levels. In addition, we sell Elektra-brand products at prices that are generally lower than the internationally-recognized brand name products that we sell in the same product category, although the quality of Elektra brand products is equal to that of the brand name products. Consumer electronics, which consist of video and audio equipment, as well as pagers, constitute our leading product category. We purchase the products that we sell from various domestic and international suppliers.

      Purchasing

      An important element of our marketing strategy is our ability to offer a wide selection of brand name products to our customers. We currently have a network of approximately 150 suppliers for our electronics, appliances and furniture products. Approximately 1.8% of these products are imported directly. We have developed strong relationships with both the world's major suppliers of electronics and household appliances and well-established local manufacturers of furniture and household goods. We always maintain an offering of our product lines through a variety of vendors.

      Customer Service

      Among the customer services we offer is a guaranteed 30-day repair service for our consumer electronics and appliances. During the period of repair, payments and interest on the product are suspended. We also supplement the manufacturer's warranty with a limited warranty that provides a minimum of 12 months of warranty coverage on all of our products except furniture (which carries a 90-day warranty on materials and workmanship) and 18 months of warranty coverage on most televisions and major appliances. See "--Information on the Company--Additional Services--Extended Warranties." During 2002, we sold 374,267 million extended warranty policies. We also offer a 30-day refund and exchange policy on all of our products and operate a state-of-the-art customer service call center in Mexico that allows us to respond to customer inquiries and needs.

Installment Sales Program

      Credit Sales

      Elektra customers can obtain a loan from Banco Azteca to pay the merchandise we sell in our stores. This loan can be paid on a weekly basis for a period ranging from 13 to 65 weeks.

      Elektra's total installment sales and sales financed through Banco Azteca in 2002 represented 69.2% of our consolidated merchandise revenues. As of December 31, 2002, 65-week plan sales represented 5.0%, 53-week plan sales represented 62.6%, the 39-week plan sales represented 11.8%, the 26-week plan sales represented 15.9% and the 13-week term plan sales represented 4.7% of the total amount of Elektra's installment sales.

      During 2002, Elektra promoted the 53-week plan (which has a higher rate of mark-up or interest than our other plans) in an effort to increase our margins. As a result, the average payment term was 49 weeks as of the end of 2002. We expect this trend to continue during the first half of 2003.

      Collection

      We have approximately 3,000 employees dedicated to consumer collections and investigations related to purchases of merchandise at its Elektra stores. Customers make their weekly payments in person at Elektra stores, which are open seven days a week, from 9:00 a.m. to 9:00 p.m. In the event that the customer misses two consecutive weekly payments, our collectors visit the customer in person at least once a week. If total arrearages exceed eight weekly payments, credit sales supervisor will visit the customer weekly. When the customer's arrearages exceed 13 weekly payments, the matter is referred to our legal department, which sends an attorney to the customer's house or place of business to attempt to settle the collection matter. In the event that a customer's total arrearages exceed 16 weekly payments, we may institute judicial procedures to settle the claim by obtaining a court order for attachment of the customer's assets. However, our policy is to attempt first to reach an agreement with the customer whereby the customer resumes payment or the merchandise is returned. Returned merchandise is refurbished and transferred, together with floor models withdrawn from display, to Bodega de Remates, our chain of outlet stores created especially for this purpose.

                                ELEKTRA IN MEXICO

Stores

      At December 31, 2002, we operated a total of 725 Elektra stores in Mexico, including 411 MegaElektra superstores and 314 traditional Elektra stores (93 of which are operated as Bodega de Remates outlet stores). As of December 31, 2002, the total store area of Elektra stores in Mexico was 5,390,786 square feet, which reflects a 5.2% compound annual growth rate since 1998. At December 31, 2002, we owned 101 Elektra stores and leased 624 Elektra stores under one-year leases that typically allow us to renew such leases automatically for up to nine successive years.

      The following table sets forth certain statistics for traditional Elektra and MegaElektra stores in Mexico as of December 31, 2002:

                                                   Traditional        Bodega de
                                                     Elektra           Remates          Mega             Total
                                                   -----------        ---------       ---------        ---------
Number of stores................................          221               93              411              725
Aggregate store area (square feet)..............    1,055,354          520,551        3,814,881        5,390,786
Number of store employees(1)....................        1,540              751            3,596            5,887

-------------
(1)   Does not include corporate or credit and collections staff.

      Location

      We operate Elektra stores in all 31 Mexican states and the Federal District. The following table sets forth information with respect to the distribution of our traditional and MegaElektra stores in Mexico as of December 31, 2002:

                                          Number of Stores                        Store Area (square feet)(1)
                          --------------------------------------------  -------------------------------------------------
                                       Bodega de              % of all                Bodega de               % of Total
        Zone              Traditional   Remates       Mega     Stores   Traditional    Remates     Mega       Sales Areas
---------------------     -----------  ---------    --------- --------  -----------   ---------  ---------    -----------
Mexico City(2) ......          53         283         105        25.6      256,411     179,721   1,017,962        27.0
Metro-North-Bajio ...           6           5          20         4.3       31,412      27,773     168,577         4.2
Metro-South-Center ..          14           8          47         9.5       67,771      50,250     392,232         9.5
Northeast Frontier ..          28           5          55        12.1      126,411      23,187     552,347        13.0
Pacific Frontier ....          27          12          55        13.0      138,774      54,453     546,229        13.7
West-South ..........          52          18          58        17.7      243,532     104,753     543,545        16.5
Southeast ...........          41          17          71        17.8      191,043      80,414     593,989        16.1
Total ...............         221          93         411       100.0%   1,055,354     520,551   3,814,881       100.0%

--------------
(1)   Based on total surface area of each store.

(2)   Includes the metropolitan area.

      Expansion Plan

      We anticipate opening approximately 19 additional MegaElektra stores in Mexico in 2003. In addition, we intend to gradually convert all of our existing traditional Elektra stores in Mexico to the MegaElektra superstore format either by renovation or relocation within the next few years.

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

      The following table provides a history of our traditional and MegaElektra stores in Mexico since 1999:

                                                                            1999          2000         2001         2002
                                                                          ------        ------       ------       ------
Traditional Stores:
    Number of stores open at beginning of period....................         187           179          179          177
    Number of new stores opened.....................................           0             0            0           44
    Number of stores converted to MegaElektra stores................          (6)            0            0            0
    Number of stores closed.........................................          (2)            0           (2)           0
                                                                          ------        ------       ------       ------
    Number of Traditional stores open at end of period..............         179           179          177          221
Bodega de Remates Stores:
    Number of stores open at beginning of period....................          48            53           53           61
    Number of new stores opened.....................................           5             0            8           33
    Number of stores closed.........................................           0             0            0           (1)
                                                                          ------        ------       ------       ------
    Number of BdeR stores open at end of period.....................          53            53           61           93
MegaElektra Stores:
    Number of stores open at beginning of period....................         346           366          366          391
    Number of new stores opened.....................................          16             2           28           21
    Number of stores opened by conversion of Traditional stores.....           6             0            0            0
    Number of stores closed.........................................          (2)           (2)          (3)          (1)
                                                                          ------        ------       ------       ------
    Number of MegaElektra stores open at end of period..............         366           366          391          411
Traditional Stores and MegaElektra Stores:
    Number of stores open at beginning of period....................         581           598          598          629
    Total number of stores open at end of period....................         598           598          629          725


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

      Elektra stores in Mexico are open every day of the year, from 9:00 a.m. to 9:00 p.m. A typical, traditional Elektra store is staffed by a full-time manager and five sales support personnel, one credit and saving services manager, two credit services executives, one main cashier and two support cashiers employed by our subsidiaries. A typical MegaElektra store has the same staff composition except that the number of sales and support employees ranges from 15 to 20, depending on the size of the store. In addition Banco Azteca has the following staff of regional investigators as follows:

                 Region             Staff of investigators as of
                                          December 31, 2002:
           -----------------------------------------------------------
           Metro-North-Bajio                     562
           Metro-South-Center                    513
           Northeast Frontier                    228
           Pacific Frontier                      250
           West-South                            369
           Southeast                             302
           Total                               2,324

      Our sales personnel operate on a sales commission basis, and store managers typically receive quarterly bonuses based on the profitability of the stores. Credit investigators and collectors are compensated based on the performance of their credit portfolios.

Merchandise and Marketing

      Our centralized merchandising and buying group for Mexico consists of a staff of 60 buyers. Our buyers are assisted by a sophisticated management information system that provides them with current inventory, price and unit sales information by SKU, thus allowing us to react quickly to market changes and to avoid inventory shortages or surpluses. We believe that our centralized purchasing system enhances our buying power and increases our ability to obtain favorable pricing and delivery terms from our suppliers.

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

Installment Sales Program

      The following table sets forth certain information concerning the installment sales program of Elektra's operations in Mexico:

                                                                         As of and for the year
                                                                            ended December 31,
                                                           -----------------------------------------------------
                                                              2000                 2001                2002 (5)
                                                           -----------         -----------            ----------
                                                                (in millions of Ps. as of December 31, 2002)
Accounts receivable retail customers - net
(at period end)(1)                                         Ps. 1,545.6         Ps. 1,640.1              Ps. 4.2
Installment sales as a percentage of
merchandise revenues(2)                                           70.8%               68.6%                69.2%
Total number of open accounts (at period end) (1)              464,475             681,692                2,035
Average balance per retail customer (Pesos)                    3,327.7             2,406.0              2,050.3
Reserve for doubtful accounts after reduction
for write-offs as a percentage of gross
retail receivables after write-offs(3)                             6.2%                5.5%                95.5%
Annualized weighted average cost of
receivables financing(4)                                          15.0%               12.1%                11.1%

----------
(1) Net of receivables securitization and net of allowance for doubtful accounts.

(2)   Includes mark-up on installments.

(3)   Net of receivables securitization.

(4) Includes factoring and unsecured bank debt used to finance the receivables.

(5) On December 2002, Banco Azteca replaced Elektrafin in providing credit services at our stores. Competition

      Our electronics, appliance and furniture retail business is highly competitive. Including cash and credit operations, we believe that Elektra's margins are among the highest in the retail sector of Mexico. Earnings primarily depend upon the maintenance of high per-store sales volumes, efficient product purchasing and distribution and cost-effective store operations. The Mexican retail sector is highly fragmented and consumers are served by a number of formats, including traditional formats such as local, independent retail stores, modern formats such as retail chains and department stores, and informal outlets such as street vendors and markets. Management believes, however, that no competing business has the combination of a specialization in consumer electronics, major appliances and household furniture, national coverage, availability of a credit consumer service and experience selling to the middle class that we possess. In addition, department stores and discount clubs that carry the same merchandise lines generally offer less product variety than we do.

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

      On March 10, 1999, we were declared the winner of an auction to acquire a 94.3% equity interest in our most significant competitor in Mexico, Grupo SyR. See "--Salinas y Rocha." We continue to face strong regional competition from Singer, Viana, Coppel, Famsa, other regional chains and an estimated 7,000 local, independent retail stores. The following table sets forth certain information concerning what we believe are our primary competitors in Mexico.

                               Estimated Primary Region        Number of
           Store                    of Operations              Stores(1)
----------------------------   ------------------------      ----------------
Elektra                               Nation-wide                 832(2)
Singer                                Nation-wide                 164
Famsa                                 Northeast                   267
Coppel                                Northwest                   175
Independent retail stores             Nation-wide             Approx. 7,000

---------------
(1)   Estimates of Grupo Elektra, as of December 31, 2002.

(2)   Includes Elektra and Salinas y Rocha stores.

      With 186 Elektra stores (including Bodega de Remates stores) in the Mexico City metropolitan area, we believe that we are a leading specialty retailer of consumer electronics, small appliances, white goods and household furniture in that region. In Mexico City, we consider Singer to be our major competitor in the electronics, small appliances and white goods retail market. Except for Singer, in regions of the country outside Mexico City, most of our formal competitors are regional and local department and specialty stores. We believe that, through our Elektra operations, we are well-positioned to compete in all of our markets in Mexico.

Employees

      As of December 31, 2002, we employed approximately 5,887 people (excluding corporate and credit staff), on a full-time basis at our Elektra operations in Mexico. Approximately 25% of our employees in our Elektra stores worked in Mexico City and the remaining employees were located throughout the rest of the country. Approximately 20% of our full-time employees in our Elektra stores were represented by one of five unions. We have a collective bargaining contract with each of our unions. Mexican labor laws require union contracts to be reviewed and renegotiated yearly, with respect to salaries, and every other year with respect to fringe benefits. The average salary increase contained in each of the new collective bargaining agreements during the past year for the union employees referred to above was above the average inflation rate in Mexico. We believe our relations with the employees involved in Elektra and Elektrafin operations are good; we have not experienced a strike since 1983.

Portfolio Securitization Program

      We utilized Elektrafin, a subsidiary of Grupo Elektra, to securitize our receivables. In July 1997, we completed our initial securitization of Ps.625 million (nominal), and in December 1997, we completed a second offering of Ps.241.3 million (nominal) in Ordinary Participation Certificates ("CPO's") on the Mexican Stock Exchange. These two programs have been fully paid off. In April 1998, we launched a Ps.793.3 million (nominal) four-year revolving securitization program, the first of its kind in Mexico. The yield is based on the interbank rate (Tasa de Interes Interbancaria de Equilibrio) or "TIIE", plus 225 basis points. In December 1998, we launched our second two-year revolving securitization of receivables in an offering of Ps.200 million (nominal) with a yield equal to TIIE, plus 125 basis points. These two programs have been fully paid as of December 2001. In September 1999, we issued a three-year revolving securitization of receivables in an offering of Ps.200 million (nominal), at a rate equal to the higher of TIIE plus 150 basis points or a yield indexed to the UDI (inflation indexed units of accounts) over 28 days. This program was fully paid off in March 2002. In April 2000, we launched our sixth securitization program for 127 million UDIs, equivalent to Ps.350.8 million (nominal). This issue has a total term of four years, three revolving and one of amortization, and yields a real rate of interest of 8.35%. per annum, Nacional Financiera, S.N.C., Fiduciary division, acted as the fiduciary issuer of the CPO's. This program was totally paid off as of September 25, 2002.

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

      Our first five revolving securitization programs during their redemption period were rated "AAA" by Fitch IBCA, and our last five programs were rated "AAA" at the commencement of their issuance. Our securitization programs provide attractive financing alternatives and the proceeds are used primarily to pay short-term debt and to finance our working capital.

      Our securitization programs are arranged on a non-recourse basis. Maintenance of the programs and reinvestment of collection proceeds in new receivables requires compliance with certain over collateralization, quality and receivables performance standards.

      During the first quarter of 2003, we paid in advance all amounts outstanding under our securitization program. In the future, we may enter into additional securitization programs. See Item 5. "Operating and Financial Review and Prospects--Liquidity and Capital Resources."

ELEKTRA IN LATIN AMERICA

General

      In April 1997, we began our electronics, appliances and furniture retail operations in Latin America through the opening of four stores in Guatemala. This was the first step of our expansion process outside Mexico and into Guatemala, El Salvador, Honduras, the Dominican Republic and Peru.

      On April 19,2002, we sold our equity interest in Elektra Dominicana, S.A. for Ps.73.0 million (US$7.5 million), resulting in a loss of Ps.26.5 million (US$2.5 million). This is included in our statement of income as a loss from discontinued operation.

      In the third quarter of 2002, we began the process of discontinuing our operations in El Salvador. This process was completed in December 2002.

      At December 31, 2002, we operated 64 international Elektra stores, reflecting a decrease in stores of 36.6% since December 31, 2001. The total store area of these Elektra stores was in excess of 546,538 square feet. We owned one of these Elektra stores and leased the others under mid-term leases that typically contain terms from five to ten years.

      We believe that our strengths in management, installment sales program and marketing expertise, technological infrastructure and merchandising will enable us to compete successfully in various markets in Latin America and, over time, become a leading competitor in the region.

      For our expansion into Latin America, we have established in each of the three foreign countries in which we operate a corporation organized under the laws of such country. These corporations are owned by Elektra Centroamerica, S.A. de C.V., a subsidiary of Grupo Elektra, which is organized under the laws of Mexico.

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

      The populations in the Latin America countries (other than Mexico) in which we currently operate--Guatemala, Honduras and Peru--are young. According to the Latin American Demographic Center approximately 50% of the population of these countries is less than 24 years of age. We estimate that over 70% of the population of these countries is in the middle class, as we define it, with our stronghold being represented by the lower middle class.

Stores

      The following table sets forth certain operating statistics for our Latin America Elektra stores (outside Mexico) as of December 31, 2002:

                                            Guatemala     Honduras        Peru
                                            ---------     --------      --------

Number of stores........................          26            15           23
Aggregate store area (square feet)......     230,617       132,525      183,396
Number of store employees(1)............         277           165          251
Average selling space (square feet).....       8,870         8,835        7,974

-----------------
(1)   Exclusive of corporate and collections staff.

      As of December 31, 2002, we had 64 MegaElektra stores and three distribution centers outside of Mexico, one distribution center in each of the foreign countries in which we operate (Guatemala, Honduras, and Peru). Of these stores, all 64 are leased.

      Expansion Plan

      In 2003, we anticipate no store openings in the Latin American countries in which we operate. See Item 4. "Information on the Company - Our Strategy."

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

Merchandise and Marketing

      Purchasing and Distribution

      The centralized merchandising and buying group for our international retail operations consists of a staff of five buyers who purchase substantially all electronics, appliances and household furniture merchandise for the Elektra stores outside of Mexico. All electronics and appliance merchandise is purchased in each respective country from local suppliers of brand name consumer electronics and from suppliers of major appliances such as Mabe, Vitro, Tappan, Atlas and Bosch. Household furniture, such as living room furniture, complete kitchen units, dressers and mattresses are purchased in each country from local suppliers, whereas bedroom furniture, dinettes, tables and chairs are generally purchased from Mexican suppliers.

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

      The following table sets forth certain information regarding the warehouses from which Grupo Elektra distributes products to its international Elektra stores:

       Country           Warehouse Location (City)     Warehouse Area (Sq. feet)
       -------           -------------------------     -------------------------

       Guatemala               Guatemala City                  46,430.3
       Honduras                San Pedro Sula                  23,680.6
       Peru                    Lima                            40,255.9

      The computerized management information system we developed for our Mexican Elektra operations has been adapted to meet the various subtle differences in terminology in each country as well as the unique tax requirements of each country. The system provides real-time satellite communication among the individual Elektra stores, each country's company headquarters and our main headquarters in Mexico City.

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

Installment Sales Program

      The following table sets forth certain information concerning our installment sales program for our Latin America operations:


                                                   As of and for the year ended December 31, 2002
                                                  ------------------------------------------------
                                                    (in millions of Ps. as of December 31, 2002)

                                                    Guatemala       Honduras           Peru
                                                  -------------    ----------      ------------
Accounts receivable retail customers-net (at
period end) .....................................    Ps.91.1         Ps.34.5        Ps.105.6
Installment sales as a percentage of
merchandise revenues(1) .........................       62.5%           65.2%           79.2%
Total number of open accounts (at period-end) ...     39,829          22,108          52,927
Average balance per retail customer
(in Pesos) ......................................    2,288.2         1,559.6         1,994.8
Reserve for doubtful  accounts as a percentage
of gross retail receivables .....................        2.8%           18.6%           12.8%
Annualized weighted average cost of
receivables financing(2) ........................       13.6%           18.8%           12.5%

-------------
(1)   Includes mark-up on installment sales.

(2)   Includes unsecured bank debt used to finance the receivables.

      Installment Sales

      Total installment sales in 2002 represented 68.9% of our total sales in our international operations.

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

      The following table sets forth certain information based on our estimates concerning our primary competitors in the five Latin American countries outside Mexico in which we operate:

       Country           Competitor             Estimated Number of Stores
      ---------         -----------            ----------------------------
      Guatemala         Curacao                              35
                        Tropigas                             13

                        Distelsa-Max                         16
                        Radiovision                          10
                        Agencias Way                         37
                        Tirador                               5

      Honduras          Curacao                              24
                        Tropigas                             13

      Peru              Efe                                  14
                        Carsa                                42
                        Curacao                              30

Employees

      As of December 31, 2002, we employed approximately 1,302 people on a full-time basis in our international operations (including store, credit and collections and corporate and administration employees). We employ part-time employees to meet seasonal demand as necessary. None of our employees in the Latin American countries outside of Mexico in which we operate is represented by a union. We believe that our relations with these international employees have been good since inception in 1997. Grupo Elektra has never been subject to a strike by our international employees.

      Training

      We have an extensive in-house education program to train new employees, keep current employees informed of additions and modifications to our operating procedures and demonstrate new products. New store employees generally receive two weeks of training prior to assuming responsibilities, and new store managers, credit managers, sales and credit regional managers receive three months of training at the Centro de Diseno Instruccional (previously known as Elektra University), located in Mexico City. In addition, we offer continuing education programs to our existing employees. Training consists of both product training and classes focused on the social and personal attributes important for the particular position.

                                 SALINAS Y ROCHA

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

      Our management believes that the acquisition of Grupo SyR has resulted in an increase in the competitiveness and profitability of both the Elektra and Salinas y Rocha chains of stores. Since their acquisition by Grupo Elektra, the Salinas y Rocha operations have experienced a positive turn-around. Our management has restructured Salinas y Rocha by reducing costs, creating more efficient operations and introducing systems and business strategies proven in Elektra operations. Some stores and real estate have been sold, and the remaining stores have been remodeled. In addition, we have reduced the Salinas y Rocha workforce while imposing efficiencies by introducing store operations similar to those employed by Elektra.

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

      Opportunities for Creating New Value in Salinas y Rocha. We have successfully introduced a number of our products and services in Salinas y Rocha stores, including the consumer credit services offered by Banco Azteca at Elektra stores. In addition, we have increased our television advertising efforts in order to promote products offered in Salinas y Rocha stores. As a result, management believes that the expanded variety of products offered at Salinas y Rocha stores should result in higher levels of sales and customer satisfaction.

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

Property

      As of December 31, 2002, Salinas y Rocha leased 73 stores and owned 23 stores.

Merchandise

      Salinas y Rocha stores sell a combination of electronic goods, small appliances, white goods and furniture. Furniture provides larger profit margins than electronics and appliances. As a result of the fact that Salinas y Rocha stores sell a higher percentage of furniture (approximately 27% of Salinas y Rocha's total sales) relative to the percentage of furniture sold in Elektra stores (approximately 16% of Elektra's total sales), the potential consolidated gross margins for Grupo Elektra could be enhanced.

Installment Sales Program

      Since 1936 and until Grupo SyR's acquisition by Grupo Elektra, Salinas y Rocha offered in-store credit to its customers through a Salinas y Rocha credit card, which could be used to purchase merchandise at any Salinas y Rocha store. These credit operations were managed by regional credit centers, as opposed to the individual store supervision conducted by Elektra stores. When we acquired Grupo SyR, Salinas y Rocha discontinued its credit program and implemented an installment sales program carried out through "Elektrafin," which continued until December 2002. This program was identical in all significant respects to the installment sales program conducted at Elektra stores, except that payments were made biweekly.

      In December 2002, Salinas y Rocha discontinued its installment sales program and Banco Azteca began providing consumer credit services to Salinas y Rocha's customers, assuming Elektrafin's customer credit portfolio.

      Salinas y Rocha stores currently provide to customers a choice of a cash price or an alternative biweekly credit purchase price through Banco Azteca's credit program. Salinas y Rocha customers can choose to pay the loan given by Banco Azteca for the purchase of the merchandise we sell in our stores on a biweekly basis for periods of 13, 26, 39 or 53 weeks. For the year ended December 31, 2002, Salinas y Rocha's total installment sales and sales financed through Banco Azteca represented approximately 62.4% of Salinas y Rocha's total sales. As of the same date, 53-week plan sales represented 24.2%, 39-week plan sales represented 53.3%, 26-week plan sales represented 16.6% and 13 week plan sales represented 5.9% of the total amount of Salinas y Rocha's installment sales. In addition, as of the same date, 53-week receivables represented 46.2%, 39-week plan receivables represented 40.9%, 26-week receivables represented 10.7% and 13-week receivables represented 2.2% of Salinas y Rocha's installment sales receivables portfolio.

      The following table sets forth, as of December 31, 2002, certain information regarding Salinas y Rocha's installment sales operations under our ownership:

                                                                           As and for the year ended
                                                                                   December 31,
                                                                        ------------------------------------
                                                                          2000         2001         2002 (4)
                                                                        --------     --------       --------
                                                                              (in millions of pesos as
                                                                                of December 31, 2002)
Accounts receivable retail customers (at period end)(1) ............    Ps.356.7     Ps.307.1       Ps.  0.7
Installment sales as a percentage of merchandise revenues(2) .......        63.4%        65.6%          62.4%
Total number of open accounts (at period end) ......................     102,377      106,961            301
Average balance per retail customer (in Pesos) .....................     3,484.2      2,870.9        2,471.8
Reserve for doubtful accounts after reduction for write-offs as a
percentage of gross retail receivables before write-offs ...........         8.2%         4.4%          61.2%
Annualized weighted average cost of receivables financing(3) .......        15.0%        12.1%          11.1%

---------------

                                                         Foot notes on next page

(1)   Net of allowance for doubtful accounts.

(2)   Includes mark-up on installment sales.

(3) Includes factoring and unsecured bank debt used to finance the receivables.

(4) On December 2002, Banco Azteca replaced Elektrafin in the credit placement at our stores

      Credit Approval and Collection

      Prior to Grupo Elektra's acquisition of Grupo SyR, Salinas y Rocha's credit approval and collection procedures were conducted through regional credit centers, each of which was responsible for the implementation of these procedures for a number of Salinas y Rocha stores. After Grupo Elektra's acquisition of Salinas y Rocha, the operations of the regional credit centers were discontinued. Since December 2002, when Banco Azteca began to render consumer credit services, credit approval and collection procedures of Salinas y Rocha's credit sales are now conducted by Banco Azteca's credit managers, investigators and collectors located in each Salinas y Rocha store. In addition, credit approval and collection procedures are now substantially similar to those of Elektra's credit sales financed through Banco Azteca, except that Salinas y Rocha offers customers biweekly credit sales. See "--Elektra--Installment Sales Program--Credit Sales" and "--Collection."

Employees

      At December 31, 2002, approximately 722 employees worked in Salinas y Rocha's operations (excluding corporate and credit staff), approximately 5.0% of which belonged to labor unions. Salinas y Rocha has never experienced a labor strike, and management believes that it has good employee and labor relations. During 1999, management converted all employee compensation to the system currently utilized by Grupo Elektra, which provides for a higher percentage of performance-based compensation. In addition, we have converted all employee benefit plans to those currently provided by Grupo Elektra, including medical, life and pension benefits.

                                     THE ONE

      The One was our chain of clothing stores. In the third quarter of 2002, we discontinued the operation of The One stores. Of these stores 53 of were converted to the Elektra format, 13 were converted to the SyR format and 31 were converted to the Bodega de Remates format.

Stores

      At December 31, 2002, there were no The One stores in operation.

Sales

      For the year ended, December 31, 2002, The One stores generated sales of Ps.264.4 million .

                               ADDITIONAL SERVICES

Money Transfer Business

      Through our operations in Mexico, we participate in two separate sectors of the money transfer business. Through "Dinero en Minutos" and "Dinero Dia Siguiente", we act as paying agent in Mexico of electronic money transfers initiated by agents of Western Union Financial Services, Inc. to transfer funds electronically from abroad, primarily originating in the United States, to Mexico. Elektra, Salinas y Rocha and Bodega de Remates stores offer customers electronic money transfer services within Mexico under the brand name "Dinero Express." During 2002, we generated Ps.520.1 million in revenue from Dinero en Minutos, Dinero Dia Siguiente and Dinero Express.

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

      Under the Inbound Agency Agreement, dated January 11, 1996 (the "Inbound Agency Agreement"), between Elektra and American Rapid (entered into pursuant to the Exclusive Services Agreement between Elektra and Western Union), Elektra acts as one of the authorized agents used by Western Union to implement and provide the Will Call Service in Mexico. This service consists of the transfer of money originating outside Mexico by persons who pay Western Union's agents an amount in U.S. Dollars (or an appropriate local currency) to be sent to persons in Mexico who receive such amount in Pesos. Grupo Elektra transferred the equivalent of US$643.4 million in 1999, US$669.3 million in 2000, US$646.6 million in 2001 and US$759.0 million in 2002. We believe that we are one of the largest money transfer agents in Mexico. Elektra receives an agency fee in U.S. Dollars in respect of the transactions completed during each month. This agreement expires in January, 2006.

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

      Elektra is the largest paying agent for Western Union in Mexico. We operate approximately 70% of the electronic money transfers of Western Union to Mexico and 10.7% of the total volume of money transfers as reported by Banco de Mexico, and an estimated 8.6% of the total amount of electronic money transfers and 7.7% of the total amount of U.S. dollars transferred to Mexico electronically.

      Competition

      Elektra's major competitor (as a paying agent for Western Union) in the electronic money transfer business to Mexico is BBVA Bancomer, S.A. ("Bancomer") due to Bancomer's service agreements with more than 40 companies to pay out in Mexico money sent through such companies. Money Gram has an agreement with Banco Nacional de Mexico, S.A. First Data Corporation, which in 1996 owned a controlling interest in both Western Union and Money Gram, disposed of its interest in Money Gram in December 1996 pursuant to a consent decree. We believe that the remainder of the market consists primarily of relatively small, often family-run, operations and some medium and small size companies.

      Dinero Express

      Dinero Express is the first standardized intra-Mexico money transfer service offered to our target customer group by a major enterprise. From 1998, through December 31, 2002, the number of money transfers handled by Dinero Express grew at a compounded average annual rate of 24.0%. The number of money transfers grew 29.4% during 2002, due primarily to our competitive prices and our territorial coverage. We believe that Dinero Express has brought an increase in store traffic, and that television advertising through TV Azteca has been a large factor in the success of this business.

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

      As of December 31, 2002, we had installed Fotofacil kiosks in 183 Elektra stores which generated a total of Ps.169.8 million in revenue.

      Financial Services

      In August 1997, we launched in Mexico a savings account service in alliance with Serfin, a Mexican bank. Through this alliance, we promoted savings amongst Elektra's low to middle income customer base. This savings account service enabled Elektra's customers to open Serfin bank savings accounts named "Guardadito" at small kiosks located within stores throughout Mexico. These small kiosks acted as a limited Serfin branch, and Serfin hired and paid the employees who staffed these kiosks. This venture increased the range of financial products and services being offered to the middle class consumer in Mexico, the majority of whom have formerly depended primarily on informal savings mechanisms, and increased traffic to our stores.

      Guardadito also provided increased profits from commissions from Serfin. A minimum deposit of Ps.20 was required to open an account, but there were no direct commissions or fees paid by the customer, and the savings in the account generated interest. Under our original agreement with Serfin, we were entitled to a commission equivalent to 50% of the profit made by Serfin from Guardadito savings accounts. The profit was determined by multiplying the total deposits in Guardadito accounts by the difference between the TIIE rate and the rate paid by Serfin to Guardadito account holders, less any expenditures of Serfin in connection with the Guardadito savings account service. This commission was paid on a monthly basis.

      There were two different types of "Guardadito" accounts: "Guardadito Ahorro," which consisted of a passbook savings account that generated interest, and "Guardadito Tanda," which consisted of a savings club whereby the customer deposited a fixed amount of cash (a minimum of Ps.20) on a weekly basis for a certain term (eight to 32 weeks) after which the customer received the total amount of cash saved along with the earned interest.

      As of October, 2002, there were approximately 820,000 "Guardadito" savings accounts maintained by Serfin with an average balance of approximately Ps.515.00. In October 26, 2002, Banco Azteca acquired the Elektra's "Guardadito" business from Serfin for US$1.9 million. See " Banco Azteca".

      Unefon Agreement

      In November 2000, we entered into a ten-year service agreement with Unefon, S.A. de C.V., an affiliated provider of wireless telecommunications and other telephony products and services in Mexico.

      Pursuant to our agreement with Unefon, we market and distribute handsets, or mobile phones, which we generally purchase from Unefon and then re-sell in our stores. Unefon currently offers handsets manufactured by Nokia, Motorola, LG, Kyocera, Samsung, Withus and Qualcomm. We must obtain Unefon's approval prior to selling models of handsets purchased from third parties for sale in our stores.

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

      Unefon is entitled to defer both airtime and interconnection related amounts due during 2000, 2001 and 2002 until the end of 2004 and all amounts due during 2003 and 2004 until the end of 2005. On each due date, Unefon must pay the principal amount due plus interest calculated at a rate equal to the average annual cost of our indebtedness in pesos or U.S. dollars, depending on the currency of the amount due. As of December 31, 2002, as a result of Unefon's right to defer payments, Unefon owed us Ps.41.6 million, including commissions and discounts related to sales of airtime, value-added services and handsets in our stores. This amount represented approximately 10.2% of the merchandise sales, airtime, value-added services and handset revenues generated by Unefon through our stores in 2002.

      As part of our investment in CASA and in TV Azteca through CASA, we indirectly own 8.3% of Unefon. TV Azteca has adopted a resolution to permit the spin-off, subject to certain conditions, of its interest in Unefon to its shareholders, including Azteca Holdings. See "--Strategic Investments--TV Azteca Spin-Off of Unefon."

      In June 2002, in order to expand the cellular phone product line, Grupo Elektra began offering Telcel products and services in all its stores in Mexico, and in July 2002, Grupo Elektra began offering the products and services of Telefonica-Movistar in its stores in Mexico.

      Extended Warranties

      In September 1997, we launched in Mexico our extended warranty service that includes warranty certificates and additional service contracts under the trademark of "Milenia." This service is becoming a more prominent contributor to our overall revenues.

      The extension of a product warranty is available only for electronics and appliance merchandise. There are three terms of extended warranties: two, three and five years. The program's goal is for Grupo Elektra's customers to rely on a professional product maintenance service and for the program to achieve a penetration of six percent of Elektra's total sales. Under the extended warranty program, Grupo Elektra independently repairs and provides maintenance for products when they are not covered by the manufacturer's warranty. This program is currently offered only to a limited number of products at the Elektra stores, but there are plans to introduce it to other product lines as well as in Salinas y Rocha stores. Grupo Elektra's customers can pay the price of the warranty through Grupo Elektra's credit sales offered through Banco Azteca on the same credit terms that apply to the merchandise.

      For the year ended December 31, 2002, we sold 374,267 extended warranties. The extended warranties generated Ps.259.8 million (US$24.9 million) in revenue in 2002.

      Computers

      Following a successful pilot program in 2000, we expanded the number of stores selling computers from 450 stores in 2001 to 728 stores in 2002. Because computer sales in Mexico have lagged significantly behind sales in the United States during the past ten years, we believe that by targeting our existing customer base we may be able to generate increased revenues and attractive margins through the sale of computers to first-time computer owners.

                              STRATEGIC INVESTMENTS

CASA

      On March 26, 1996, we purchased 35.8% of the capital stock of CASA, a holding company through which our Controlling Shareholders own their interests in TV Azteca and Grupo COTSA S.A. de C.V. ("Grupo COTSA"). CASA indirectly owns (through Azteca Holdings, S.A. de C.V., an intermediate holding company) approximately 55.7% of the outstanding common stock of TV Azteca and 17.7 % of the outstanding common stock of Grupo COTSA. We acquired our interests in CASA in exchange for capitalizing US$45.4 million of accounts receivable due to us from CASA and its subsidiaries, and paying US$62.2 million in cash, which CASA used to repay bank debt incurred in connection with the acquisition of interests in TV Azteca and Grupo COTSA. We acquired non-voting "N" Shares in CASA, together with the right to exchange such "N" Shares for 226,492,629 CPOs of TV Azteca owned by Azteca Holdings. This exchange right allows us to effectively exchange all of the CASA "N" Shares for shares representing, approximately 7.6% of TV Azteca's capital stock. Elektra may make such exchange, in whole or in part, at any time prior to March 26, 2006.

      Grupo Elektra has the right to exchange Comunicaciones Avanzadas, S.A. de C.V. ("CASA") Series N shares that it owns, in whole or in part, at any time until March 26, 2006 for approximately 226.5 million CPOs owned by Azteca Holdings (the "Elektra Reserved Shares"). This exchange right allows Grupo Elektra to acquire up to approximately 7.6% of the capital stock of the Company from Azteca Holdings, which would reduce Azteca Holdings' direct and indirect ownership of the capital stock of the Company to 49.8%. Grupo Elektra is controlled by Hugo Salinas Rocha's heirs including the Chairman of our Board of Directors, Ricardo B. Salinas Pliego, and Esther Pliego de Salinas.

TV Azteca

      In July 1993, an investor group, including the Controlling Shareholders of Grupo Elektra, acquired a controlling interest in TV Azteca, one of Mexico's two over-the-air television broadcasters. TV Azteca owns and operates two national networks and more than 315 television stations.

      TV Azteca is one of the largest producers of Spanish-language television programming in the world and is the second largest television broadcasting company in Mexico based on audience and market share. Azteca Holdings beneficially owns 55.5% of the outstanding stock of TV Azteca. TV Azteca has five principal wholly-owned subsidiaries comprised of one Delaware corporation, Azteca International, and four Mexican corporations: Television Azteca, S.A. de C.V. ("Television Azteca"), Azteca Digital, S.A. de C.V. ("Azteca Digital"), Grupo TV Azteca, S.A. de C.V. ("Grupo TV Azteca") and Red Azteca Internacional, S.A. de C.V. ("Red Azteca"). Azteca International is a U.S. company that operates the Azteca America Network, a Spanish-language television broadcasting network focused on the rapidly growing U.S. Hispanic market. Television Azteca and Azteca Digital own and operate all of TV Azteca's broadcast assets, including the licenses to operate television transmitters, the Company's transmission equipment and the Company's headquarters and production studios in Mexico City. The majority of payments for advertising on the Azteca 13 network are made through Grupo TV Azteca. The majority of payments for advertising on the Azteca 7 network are made through Red Azteca.

      TV Azteca currently owns and operates two national television networks in Mexico, Azteca 7 and Azteca 13. These networks are comprised of 315 television stations located throughout Mexico that broadcast programming at least 23.5 hours a day, seven days a week. Two hundred seventy-one of the network's stations are repeater stations that solely rebroadcast programming and advertisements received from the Mexico City anchor stations. The remaining 44 network stations broadcast local programming and advertisements in addition to the programming and advertisements supplied by the anchor stations.

      Azteca 7 Network.

      The Azteca 7 network primarily targets middle and upper income adults between the ages of 18 and 44. In 2002, the Company produced 47.2% of the Azteca 7 network's weekday prime-time programming hours and 23.3% of its total programming hours. The network's programming consists primarily of news programs, game shows, sports broadcasts and major feature films. As of December 31, 2002, the Azteca 7 network reached 95% of all Mexican television households.

      Azteca 13 Network

      The Azteca 13 network primarily targets middle income family viewers of all ages. In 2002, the Company produced 99.8% of the Azteca 13 network's weekday prime-time programming hours and 72.4% of its total programming hours. The network's programming consists primarily of telenovelas, reality programs, news programs, talk shows, musical variety programs and sports broadcasts.

Todito.com

      On May 9, 2000, we signed a five-year strategic alliance with Todito.com, an internet portal and marketplace for North American Spanish-speakers. Through our indirect shareholding in TV Azteca, we currently own 8.9% of Todito. See "--Our Business--Our Strategy--E-commerce" and "--Strategic Investments--CASA."

Unefon

      TV Azteca currently owns 46.5% of the equity of our telecommunication affiliate, Unefon, S.A. de C.V. As part of our investment in CASA and in TV Azteca through CASA and its 89.9% subsidiary Azteca

Holdings, we indirectly own 8.3% of Unefon. See "Additional Services--Unefon Agreement" and "Strategic Investments--CASA."

TV Azteca Spin-Off of Unefon

      On October 19, 2000, TV Azteca granted, on a pro rata basis to certain of its shareholders, including Azteca Holdings, rights to acquire all of the shares of Unefon owned by TV Azteca. The grant of these rights remains subject to the filing and effectiveness of a registration statement with the SEC that registers the Unefon Series A shares underlying the rights and the receipt of all applicable regulatory and third-party approvals, including the consent of Nortel.

      The aggregate exercise price for all Unefon shares subject to the rights is approximately US$177 million, all of which would be received by TV Azteca. The rights to acquire the Unefon Series A shares were originally only exercisable on December 11, 2002, but in December 2002 the Company approved the change of the exercise date to December 12, 2003. In addition, in August 2002, the Company announced its intention to seek the approval of its shareholders to the spin-off of its investment in Unefon in the form of a distribution of all of the shares of Unefon that the Company owns pro rata to the Company's shareholders at no monetary cost. The spin-off was scheduled to become effective before the end of 2002, but, as a consequence of the legal dispute between Unefon and Nortel, the Company postponed submitting the proposal to its shareholders.

      On June 16, 2003, Unefon announced that its principal subsidiary, Operadora Unefon, S.A. de C.V. ("Operadora Unefon"), reached a settlement with Nortel Networks. As a consequence of this settlement, all lawsuits were terminated and all claims against each other in Mexico and the United States were released. Nortel and Operadora Unefon signed a new 5-year supply contract and Operadora's Unefon debt was reduced and restructured.

      As a part of Operadora Unefon's debt restructuring, Unefon made a payment to Nortel Networks of US$43 million, after which the total amount owed to Nortel Networks was US$325 million. Concurrently with this payment , a private investor group purchased the Unefon debt from Nortel Networks. This private investor group has agreed with Unefon to restructure the Unefon debt. The US$325 million will now mature on June 15, 2013.

      In connection with the TV Azteca rights transaction, on December 13, 2000, we entered into an agreement with Ricardo B. Salinas Pliego and Elisa Salinas Gomez relating to their right to acquire up to 511,743,120 Unefon Series A shares that may be acquired by us upon exercise of our Unefon rights. Mr. Salinas Pliego and Mrs. Salinas Gomez paid a US$6.65 million non-refundable premium to our company for these purchase rights. However, in order to exercise these purchase rights, Mr. Salinas Pliego and/or his affiliates must have directly or indirectly acquired the shares owned by Grupo Elektra of CASA, the direct owner of approximately 90% of our outstanding shares, or all of the outstanding capital stock of Grupo Elektra, or Grupo Elektra must have exercised its right to exchange all of the shares owned by Grupo Elektra of CASA for 226.5 million TV Azteca CPOs pursuant to the terms of a share exchange agreement dated March 25, 1996 between Grupo Elektra and our company. If Mr. Salinas Pliego and/or his affiliates have not so acquired the CASA shares or the outstanding capital stock of Grupo Elektra, and Grupo Elektra has not exercised its share exchange right, then Grupo Elektra will have the right, in lieu of Mr. Salinas Pliego and Mrs. Salinas Gomez, to exercise up to 34% of our company's rights to acquire Unefon Series A shares. Mr. Salinas and Mrs. Salinas Gomez also paid a US$350,000 non-refundable premium to Alternativas Cotsa for the right to purchase the Unefon Series A shares underlying Alternativas Cotsa's Unefon rights.

COTSA

      On September 30, 1999, Inmuebles Ardoma, S.A. de C.V. (a wholly-owned subsidiary of Grupo SyR (now Grupo Elektra) acquired approximately 90% of the capital stock of Compania Operadora de Teatros, S.A. de C.V. ("COTSA") through the capitalization of Ps.369.6 million of accounts receivable due from COTSA. Before this acquisition, COTSA was a subsidiary of Grupo COTSA. The main assets of COTSA are 57 buildings, most of which were converted to Elektra stores. Of those properties, 51 are shared between Elektra and third parties, and the remaining six properties are leased exclusively to third parties.

                                  BANCO AZTECA

      On April 2002, we received a banking license from the Mexican Ministry of Finance (Secretaria de Hacienda y Credito Publico, "SHCP"). On September 17, 2002 the SHCP approved the functional and organizational basis of Banco Azteca, a wholly-owned subsidiary of Grupo Elektra, S.A. de C.V. We incorporated Banco Azteca as a Multiple Banking Institution pursuant to the Credit Institutions Law (Ley de Instituciones de Credito, or "LIC") on May 23, 2002.

      The business strategy of Banco Azteca is based on providing savings and financing services to those market segments which have been traditionally not covered by commercial banks in Mexico. Banco Azteca's principal operational advantages include our extensive experience in providing financing and savings products, a supply network of more than 800 branches, the popular recognition of products like "Credimax" and "Guardadito", and the large number of clients that Elektra makes available to it.

      Banco Azteca has assumed all of the financing and credit services formerly provided by Elektrafin through its installment sales programs to customers of Elektra and Salinas y Rocha. Banco Azteca currently operates 828 branches within our stores, consisting of 636 branches in Elektra stores, 94 branches in Salinas y Rocha stores, and 98 branches in Bodega de Remates stores.

      Banco Azteca is authorized under Mexican law to provide a full range of banking services, including extending credit, accepting deposits, investing in securities and issuing debt. Presently, Banco Azteca's principal authorized activities and services include receiving deposits, accepting and extending loans and credit, investing in securities, performing repo transactions and performing other multiple banking transactions in accordance with the provisions of the LIC.

      In order to fund its lending activities, Banco Azteca seeks to attract deposits through its branch network. Banco Azteca started offering savings accounts (called "Guardadito" accounts) in October 2002, when it acquired from Banco Serfin 819,000 Guardadito accounts, with a total balance of Ps 425 million. These accounts may be opened with a minimum deposit of Ps 50, and the depositor is charged a monthly fee of Ps 2 if the minimum balance is not maintained. As of December 31, 2002, Banco Azteca had attracted a total of Ps 785 million in savings deposits, comprised of 1,092,000 savings accounts, with an average balance of Ps 719.

      Starting in December 2002, Banco Azteca assumed all of the financing and credit services formerly provided by Elektrafin, with a credit approval process which is unchanged from the application and credit approval process employed by Elektrafin (See "Installment Sales Program - Credit Approval"). In addition to offering savings accounts and extending credit to customers to finance their purchases of consumer goods in our stores, Banco Azteca also plans to offer additional banking products and services. These will include term deposits yielding competitive market rates, with a minimum required initial deposit, personal loans, small business loans, auto loans and mortgage loans for low-income housing. In respect of its lending operations, Banco Azteca maintains internal policies for registering loan loss allowances, derived from Elektrafin's internal policies, which are more conservative than those established by the CNBV. For example, the CNBV requires a bank to gradually register loan loss allowances in accordance with a table that starts with a 0.5% provision, while Banco Azteca's guidelines require a 5 % provision as soon as a loan is granted. Banco Azteca also plans to offer debit cards and payroll services, to establish a network of proprietary automated teller machines (ATMs), to allow customers to make utility payments at its branches, and to provide telephone and internet banking services.

      Banco Azteca's collection practices and repossession procedures are regulated under the Mexican Commercial Code, the Consumer Protection Act and the Mexican Civil Code. At present Banco Azteca carries out the same collection and repossession procedures as those carried out by Elektrafin prior to Banco Azteca's assumption of Elektrafin's receivables in Mexico. These procedures are described under "Our Business--Installment Sales Program--Collection."

      In order to insure the efficient administration of its banking services and products, Banco Azteca has developed and installed state-of-the art information and data systems throughout its branch network. To facilitate efficient risk management, Banco Azteca has acquired and installed a computerized risk management system that allows for the automated integration of all sources of information, including historical data regarding risk factors and exposure in each area of Banco Azteca's businesses, and which produces daily reports concerning market, credit and liquidity risks of its businesses.

      Banco Azteca funds its lending activities through deposits that are made through its branch network, as well as through borrowing in the Mexican interbank market. As of December 31, 2002, Banco Azteca had issued debt instruments to Mexican banks in the aggregate principal amount of Ps 451 million, bearing interest at a floating rate based upon the prevailing interbank interest rate (Tasa de Interes Interbancaria de Equilibrio).

      As of December 31, 2002, Banco Azteca had a total of 7,200 employees, including corporate personnel, comprised of the following: 200 corporate employees, 2,855 credit operations employees and 4,145 service employees at branch tellers. Most of Banco Azteca' employees are former employees of Elektrafin.

      As of June 2003, we have made the following capital contributions to Banco
Azteca:

      Month                       Amounts in millons of Ps.
      -----                       -------------------------
      September 2002                               Ps.227.5
      December 2002                                    50.0
      January 2003                                    130.0
      February 2003                                    95.0
      March 2003                                       77.6
                                                  ---------

            Total                                 Ps. 580.1
                                                  =========

      It is very likely that we will made future capital contributions in order to fulfill Banco Azteca's financial needs and Mexican regulations.

                                   REGULATION

Consumer Protection Laws

      The Ley Federal de Proteccion al Consumidor (the "Consumer Protection Act"), which regulates consumer installment sales programs in Mexico, became effective on December 25, 1992. Consumer credit services are regulated by the banking regulation of the countries where they are offered. In Mexico neither the Consumer Protection Act (Ley Federal de Proteccion al Consumidor), nor the Banking Regulation (Ley de Proteccion y Defensa al Usuario de Servicios Financieros) imposes any limit on the interest rate a merchant may charge a consumer in an installment sale or in a credit consumer service offered by a banking institution. The effective interest rate which Banco Azteca charges for electronics, appliances, furniture is fixed at the time of the loan. We cannot assure you that in the future the Mexican Government will not impose limitations or additional informational requirements regarding such rates of interest. A substantial portion of our revenues and operating cash flow is generated by our consumer credit services, and any such limitations or additional information requirements could have a material adverse effect on our financial performance.

      The collection practices and repossession procedures we use in our operations in Mexico are regulated under the Consumer Protection Act, the Mexican Commercial Code and the Mexican Civil Code. In Latin America, we are regulated by each country's commercial, civil and consumer protection laws and regulations. Our collection operations are implemented and monitored at the individual store level. Each store has an credit sales manager who, under the regional manager's supervision, is responsible for extending credit and collecting that store's outstanding accounts in accordance with corporate guidelines and applicable law. Any material change in the regulations governing our collection practices and repossession procedures could have a material adverse effect on our financial performance.

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

Regulations Affecting Banco Azteca

General

      Banking activities are regulated and supervised by the Ministry of Finance, Banco de Mexico, the National Banking and Securities Commission (CNBV), the Deposit Insurance Institute (IPAB) and the National Commission for the Protection and Defense of Financial Services Users (CONDUSEF).

      The Ministry of Finance possesses broad powers over the financial system and regulates its structure and operation by issuing regulations governing certain aspects of banking operations. The Ministry of Finance is also responsible for licensing commercial banking activities and authorizing branch operations.

      Banco de Mexico was established in 1925 and serves as the central bank of Mexico. Its main functions include the formulation and implementation of monetary policy, operation as the reserve bank, supervision of the clearinghouse for Mexican banks, regulation of the foreign exchange market and approval of certain fees, commissions and other charges.

      The CNBV is an autonomous agency of the Ministry of Finance, administered by a board of governors. The CNBV is responsible for the supervision of banks, with the purpose to check that banking transactions are carried out in accordance with Mexican laws and regulations and to evaluate the risks to which the entities are exposed, as well as their control systems and management quality, in order to promote sound liquidity, solvency and stability levels. The CNBV also issues rules and regulations governing banking entities, and acts as the Government's consulting agency in financial matters. In addition, the CNBV approves the incorporation, operation and minimum capital of financial institutions, as well as the appointment of Directors, Officers, statutory auditors and attorneys-in-fact of such institutions; among other activities.

Licensing of Commercial Banks

      Authorization of the Mexican Government is required to conduct banking activities. The Ministry of Finance, after consultation with Banco de Mexico and the CNBV, has the power to authorize the establishment of new banks, subject to minimum capital standards. The minimum capital requirement for newly-chartered commercial banks is 0.12% of the Mexican banking system's total capital. Mexican banks must notify the Ministry of Finance of an annual plan for opening, closing and relocating branches, agencies and offices in Mexico. The approval of the Ministry of Finance is required prior to opening, closing or relocating offices of any kind outside of Mexico or the assignment of the assets or the liabilities of branches.

Capital Adequacy

      The Ministry of Finance establishes rules and capital requirements for Mexican banks which are calculated for each bank depending on its credit and market risk. The capital requirement on market risk measures the impact on the bank's capital of the reprising gap between the assets and liabilities and currency mismatches. Under the relevant regulations, the CNBV may impose additional capital requirements and Banco de Mexico may, with the CNBV's recommendation, grant temporary exceptions to such requirements.

      Net Capital of banks is required to be at least 8% of risk-weighted assets, according to international standards, and is comprised of both "Tier 1" or Basic Capital and "Tier 2" or Complementary Capital. Basic Capital is required to be at least 4.0% of risk-weighted assets, which is increased by market risk requirements. In this regard, Banco Azteca's Basic Capital consists essentially of paid-in capital, which is the highest quality capital under any standard. Additionally, the bank's Complementary Capital arises from additional reserves, up to 1.25% of risk-weighted assets.

Lending Limits

      Every six months Banco de Mexico sets the maximum peso amounts that each bank may lend to a single corporate group or individual or their respective affiliates. These maximum amounts may not exceed, without Banco de Mexico approval, the lesser of 30% of a bank's net capital or 6% of the total net capital of all Mexican commercial banks, in the case of corporate loans, or 10% of a bank's net capital or 0.5% of the total net capital of all Mexican commercial banks, in the case of loans to individuals.

Funding Limits

      The restrictions on diversification of banks' funding sources are determined in relation to the market penetration of each institution. For banks with a market penetration of less than 5%, the maximum funding exposure to a single corporate group is limited to 4% of the aggregate liabilities of such bank. For banks with a market penetration of 5% to 10%, the maximum funding exposure to a single corporate group is limited to 3%, and for banks with a market penetration of more than 10%, the maximum funding exposure to a single corporate group is 2.5% of its aggregate liabilities.

Classification of Loans and Allowance for Loan Losses

      Banco Azteca's loan activities are comprised solely of consumer lending and personal loans.

      Under Ministry of Finance regulations issued through the CNBV, Mexican banks classify their consumer loan portfolio as of the end of each month. The guidelines require that the consumer loan portfolio be classified monthly and presented to the CNBV no later than 30 days after the close of the month. Based on the classification of the loan portfolio, percentage loan loss allowances are assigned according to the level of risk as established by the Ministry of Finance guidelines. Corresponding allowances for loan losses are generally required to be reflected on a bank's balance sheet by the end of the following month. Additionally, the corresponding allowance is recorded within 30 days after the classified month.

      Banco Azteca loans are operated on a weekly basis, thereby allowing for prompt identification of credit performance. As of December 31, 2002, Banco Azteca had in place internal policies for registering loan loss allowances, derived from Elektrafin's operations, which were more conservative than those established by the CNBV.

      In this regard, the CNBV requires a bank to gradually register loan loss allowances according to a table that begins with a 0.5% provision. The previous Elektrafin guidelines required a 5 % provision as soon as the loans were granted.

      Certain accounts receivable, principally advances included in other receivables, are reserved 60 days after they are recorded. Likewise, accounts payable included in provisions for other liabilities, uncleared after 90 days, are written off against the income statement.

      Related Party Transactions

      The Banking Law regulates and limits transactions with affiliates and related parties. Related party transactions exclude credit cards, mortgages and automobile loans. The Mexican Banking Law provides that related party transactions shall not exceed a bank's regulatory net capital. The CNBV may grant exemptions from these provisions, subject to prior approval of the Bank's Board of Directors.

      The bank has put sound policies into effect so that any transaction with related companies and individuals is done on an arm's length basis, is effectively monitored and any exposure is adequately controlled. In particular, the bank has no loans granted to related companies or individuals. The bank is not allowed by its organizational documents to lend to any commercial company, whether unrelated or not.

      In relation to other transactions, the bank promptly identifies any transaction with other companies of the Group; the main related transactions are typically the following:

   a)    Management services

   b)    Advisory services

   c)    Checking account management

   d) Use of systems, real estate related to offices and branches, furniture and equipment, among others

      In addition, no loans may be made to any bank officers or employees, except as a part of their general employment benefits. As permitted by the Banking Law, the Bank is seeking to provide loans to its employees at favorable rates.

Bank Secrecy Provisions; Credit Bureaus

      Pursuant to the Banking Law, Mexican banks may not provide any information relating to the identity of their customers or specific deposits, services or any other banking transactions (including loans) to persons (including any purchaser, underwriter or broker, or any holder of any of the Bank's securities) other than (1) the depositor, debtor, account holder or beneficiary and their legal representatives or attorneys-in-fact, (2) judicial authorities in trial proceedings in which the account holder is a party or defendant, (3) the Mexican federal tax authorities through the CNBV for tax purposes and (4) credit bureaus, pursuant to the Financial Groups Law.

Item 5. Operating and Financial Review and Prospects

      The following discussion should be read in conjunction with, and is qualified in its entirety by reference to, our Consolidated Financial Statements and the Notes thereto included elsewhere in this Annual Report. Our financial statements have been prepared in accordance with Mexican GAAP, which differ in certain respects from U.S. GAAP. Note 15 to the Consolidated Financial Statements provides a description of the principal differences between Mexican GAAP and U.S. GAAP as they relate to our company and a reconciliation to U.S. GAAP of net income and stockholders' equity.

Basis of Presentation

      The Consolidated Financial Statements have been prepared on a consolidated basis to reflect the financial condition and the results of operations of our company and our consolidated subsidiaries.

      Mexican GAAP requires that the Consolidated Financial Statements recognize certain effects of inflation. Financial information for all periods in the Consolidated Financial Statements has been restated in constant Pesos as of December 31, 2002 in accordance with the Third Amendment to Bulletin B-10 issued by the MIPA. In accordance with Bulletin B-10, we are required to report, as a gain or loss on our net monetary position, the effects of inflation on monetary assets and liabilities. This net amount reflects the gain or loss arising from holding a net monetary liability or asset position in an inflationary period, since over time a monetary liability can be settled for units of less purchasing power whereas a monetary asset decreases in value in real terms. Our operations continually generate monetary assets (primarily from our credit sales) while our accounts payable and borrowings to finance capital expenditures result in monetary liabilities.

      With effect from January 1, 2000, we adopted Statement D-4 "Accounting Treatment of Income Tax, Asset Tax and Employees' Profit Sharing" issued by the MIPA. Under this statement, deferred taxes are initially recognized for all differences between book and tax values of assets and liabilities and for tax loss carry forwards and asset tax carry forwards that have a high probability of realization. The adoption of this statement resulted in an increase in stockholders' equity of Ps.278.0 million, including Ps.5.5 million corresponding to minority interest. For the years ended December 31, 2002 and 2001, we recorded provisions of Ps.451.2 and Ps.275.7 million, respectively, for deferred income tax, including the loss on monetary position related to the deferred tax asset.

      In 2001, Statement C-2 "Financial Instruments" went into effect. Under this statement, all derivatives are required to be recognized in the balance sheet as either assets or liabilities, and measured at fair value. The adoption of this statement resulted in a loss for us of Ps.8.8 million for the year ended December 31, 2002.

Critical Accounting Policies

      We have identified the following accounting policies and estimates that require significant judgment as critical to our business operations and the understanding of our results of operations. The associated risks related to these policies and the impact of these policies on our business operations are discussed throughout "Management's Discussion and Analysis of Financial Condition and Results of Operations" where such policies affect our reported and expected financial results. For a detailed discussion of the application of these and other accounting policies, see Notes 3 and 15 to the consolidated financial statements. The preparation of our consolidated financial statements requires us to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of our financial statements, and the reported amounts of revenue and expenses during the reporting period. There can be no assurance that actual results will not differ from those estimates.

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

Deferred income tax and employees' statutory profit sharing

      Our income tax expense and employees' statutory profit sharing is comprised of current expenses and deferred expenses. Deferred income tax represents future receivables or payables resulting from the temporary differences generated from the differences in the accounting and tax treatment of balance sheet items, such as our allowance for doubtful accounts, inventories, property, furniture, equipment and investment in stores, installment sales, and from operating loss carryforwards and credits. Deferred employees' statutory profit sharing is calculated in a similar manner. These temporary differences and tax loss carryforwards and credits are accounted for as deferred tax assets or liabilities on our balance sheet. The corresponding change in the balances of the recognized deferred tax assets and liabilities is recorded in earnings. Deferred tax assets and deferred employees, statutory profit sharing assets are subject to valuation allowances if there is a high probability that the assets will not be realized. To the extent that we establish a valuation allowance, or increase this allowance, during a period, we must include an expense within the tax provision in the statement of operations. Significant management judgment is required to determine our provision for income taxes, our deferred tax assets and liabilities and any valuation allowance recorded against our net deferred tax assets.

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

Goodwill

      We periodically evaluate the acquired businesses for potential indicators of impairment of our goodwill. Our judgment regarding the existence of impairment indicators is based on legal factors, market conditions and operational performance of our acquired businesses. Future events could cause us to conclude that impairment indicators exist and that goodwill associated with our acquired businesses is impaired. Any resulting impairment loss could have a material adverse impact on our financial condition and results of operations.

Derivative financial instruments

      As mentioned in note 9 to our consolidated financial statements, in accordance with our policies regarding risk management, we use derivative financial instruments such as equity swaps, interest rate swaps and options, and foreign exchange rate options and forward contracts, in order to reduce risks derived from (i) changes in interest rates, (ii) changes in foreign exchange rates, and (iii) changes in the value of our shares. The mentioned instruments have been negotiated with counterparties which are normally mayor financial institutions and which also participate in our credit facilities.

      Effective on January 1, 2001, we adopted the guidelines of amended Statement C-2, "Financial Instruments" ("Statement C-2"), which requires that instruments used for hedging purposes be recorded in the balance sheet as assets or liabilities, at their estimated fair value. Furthermore, Statement C-2 requires for instruments not designated as a hedge, the recognition of an asset or a liability derived from the acquisition cost and fair value of these instruments. Subsequent fair value adjustments are reflected in the statement of income.

      Realized and unrealized gains and losses on interest rate swaps and options, on foreign exchange options and forward contracts are recognized in our income statement of the period and are included in comprehensive financing cost. At the end of the period, these instruments are valued with the same valuation criteria applied to the assets and liabilities being covered. Premiums paid or received on hedge derivative instruments are deferred and amortized over the life of the underlying hedged instrument or immediately when they are settled. We recognize the related asset or liability when a premium has accrued but has not been paid.

      Unrealized gains or losses on instruments indexed to our stock are recognized in the balance sheet as either assets or liabilities. Any resulting gain or loss is recorded in paid-in capital because these transactions are carried out with our own shares. However, interest charged by our counterparties as well as dividends pertaining to our shares, are recorded in income of the year in which they accrue.

      In accordance with Statement C-2, our financial statements are subject to volatility arising from variations in foreign exchange rates, interest rates, share prices and other conditions established in our derivative instruments contracts. The estimated fair value represents a valuation effect at the reporting date, and the final cash inflows or outflows that we will make or receive from our counterparties will not be known until settlement of the derivative instruments occurs. The estimated fair values of derivative instruments, used by us for recognition and disclosure purposes in the financial statements and their notes, are supported by confirmations of these values received from the counterparties to these financial instruments; nonetheless, significant judgment is required to account appropriately for the effects of derivative financial instruments in the financial statements.

Accounting for Installment Sales

      Prior to December, 2002, at which time Banco Azteca began providing consumer credit and assumed Elektrafin's customers credit portfolios from our installment sales program, we used to sell products in Mexico through our different store formats for cash and for credit under an installment sales program known as Credimax, and we continue offering this program in those Latin American countries other than Mexico in which we operate. Since December 1, 2002, we offer consumer credit services in Mexico through an installment credit program offered through our banking subsidiary Banco Azteca, also under the "Credimax" trademark The cost to the customer of merchandise purchased under the Credimax program offered by Elektarfin in the past, and through our Latin American subsidiaries, includes a cash price component plus a mark-up component and, in certain circumstances, a stated interest component depending on our current marketing objectives. If stated interest is used, we disclosed the applicable interest rate; however, the implicit cost of financing due to the mark-up is not disclosed to the customer. Mark-up and, if included, stated interest represent the costs associated with providing the installment sales program plus a profit margin. Such costs include the cost of financing, the cost of credit investigations and the cost of collection and legal process relating to bad debts.

      Revenues from Elektra's installment sales in Latin America and, until November 30, 2002, in Mexico are accounted for as follows: (i) an amount equivalent to the cash price of the merchandise is recorded as merchandise revenue at the time of sale; (ii) the installment sales mark-up, as described below, is recorded as merchandise revenue ratably over the life of the installment sale contract; (iii) stated interest, if any, is recorded as merchandise revenue ratably over the life of the installment sale contract; and
(iv) penalty interest on past due installment sales payments is recorded as merchandise revenue when collected.

      Since December 1, 2002, Banco Azteca finances the customer's purchases in Mexico. As a result, the interest charged to our customers is recognized in Banco Azteca's income statement, and the sale of merchandise is treated as a regular cash sale.

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

      When an installment sale is made for products, the customer signs a promissory note in the amount of the equivalent cash price of the merchandise plus the mark-up and, if applicable, stated interest minus any down payment. At the time of the sale, the equivalent cash price of the merchandise is booked as merchandise revenue, and a net account receivable is generated in the amount of the installment-sale-equivalent cash price minus any down payment. During the term of the installment sale contract, each weekly payment is applied proportionately among the equivalent cash price, the mark-up and the stated interest. The portion of the weekly payment allocated to the equivalent cash price is applied to reduce the account receivable and has no effect on our income statement. The portions allocated to mark-up and stated interest are recognized as merchandise revenues, in each case ratably over the term of the installment transaction. If the customer is late with a weekly payment, the mark-up and stated interest portion of the missed payment is recognized as merchandise revenue and the account receivable is increased by both amounts. Penalty interest is charged on amounts that are past due and is recognized when paid as merchandise revenues. Payments are applied first to any penalty interest balances. In summary, if a customer is current on the payment of an installment sale, the account receivable associated with the installment sale includes only the equivalent cash price portion of the sale (minus the down payment) and is amortized weekly in equal amounts during the term of the installment sale. To the extent that a customer is late on the payments of an installment sale, the account receivable associated with the installment sale includes the remaining equivalent cash price portion (minus the down payment) and any accrued but unpaid mark-up and stated interest.

      During the first half of 2000, and in light of the political uncertainties at that time, we intentionally reduced our average portfolio to 33 weeks by the end of the second quarter. After the smooth political transition following the presidential election on July 6, 2000, we lengthened again our average portfolio by promoting the 39-week term during the third quarter and the 53-week term during the fourth quarter. Our average portfolio length was 44 weeks in 2000. During the second half of 2001, the 53-week term was heavily promoted, therefore, our average portfolio length was 46 weeks.

      During 2002 the 53-week term was favored by our clients, and the weighted average term of our portfolio ranged from 46 weeks at the end of the first quarter of 2002, to 49 weeks at the end of the fourth quarter of 2002. At the end of the first quarter of 2003, the weighted average term of our portfolio increased to 50 weeks due to a slight increase of 65-week term sales .

Reserve for Doubtful Accounts

      We record a provision for doubtful accounts at the time of any installment sale in an amount equal to five percent of the cash price of the merchandise sold, plus the markup and less the down payment, if any. Normally, we require a ten percent down payment for all installment sales, but we waive this requirement from time to time for marketing purposes. After giving effect to write-offs, the reserve for doubtful accounts was 5.4% of accounts receivable (net of securitization) due from retail customers as of December 31, 2001 and 37.2% of accounts receivable (net of securitization) due from retail customers as of December 31, 2002. The increase at December 31, 2002 was primarily due to an increase in the amount of accounts receivable being securitized since accounts receivable balance is presented net of securitizations. We believe that our reserve policy for consumer credit services is adequate to cover potential write-offs. Moreover, we continue collection efforts after writing off accounts receivable.

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

      According to Banco de Mexico and the Mexican Ministry of Finance and Public Credit, for the year ended December 31, 2002, the Mexican economy weakened, with a gross domestic product decrease of 0.3%, compared to growth of 6.9% in 2000. Interest rates on 28-day Cetes in 2002 decreased to an average of 7.20%, compared to an average of 11.30% in 2000, and the peso depreciated 13.12% to Ps.10.37 per US$1.00 at the end of 2001 from Ps.9.17 per US$1.00 at the end of 2000. Inflation decreased to a rate of 5.7% in 2001 from 4.4% in 2001. We can give no assurances that economic conditions in Mexico and in the other countries in which we operate will not have adverse effects on our financial condition and results of operations. See Item 3. "Key Information--Risk Factors."

Investment in CASA

      Since January 1, 1997, we presented our statement of income to show the income associated with our investment in CASA, a holding company through which our Controlling Shareholders own the controlling interest in TV Azteca and Grupo COTSA, as part of merchandise, service revenue and other in order to emphasize this item within results of operations and to allow a better matching of such income with the amortization of goodwill related to such investment. This presentation was consistent with Mexican GAAP.

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

Discontinued Operations

      Due to the closing of operations of our subsidiary in El Salvador and The One stores in Mexico, as well as the sale of our subsidiary in the Dominican Republic, we identified the revenues, cost, expenses, financing results and other results of those three lines of business and we reclassified these items, which are shown in the consolidated statements of income as discontinued operations. We can not assure that we will not close or sell other lines of business, and therefore reclassify their operations as discontinued operations.

Results of Operations

      The following table sets forth certain consolidated financial information of our company expressed as a percentage of total revenues (merchandise, service and other revenues) for the three years ended December 31, 2000, 2001 and 2002. For comparative purposes, the revenues, costs and expenses of the subsidiaries located in the Dominican Republic and El Salvador, as wall as those of The One / Hecali, are shown as discontinued operations.

                                                                       Year Ended December 31,
                                                                     ----------------------------
                                                                      2000       2001       2002
                                                                     ------     ------     ------
Merchandise, service and other revenues ..........................      100%       100%       100%
Cost of merchandise sold and of services .........................    (57.1)     (57.2)     (57.6)
Gross profit .....................................................     42.9       42.8       42.4
Administrative and selling expenses ..............................    (26.4)     (25.0)     (24.1)
Depreciation and amortization ....................................     (3.7)      (4.1)      (4.7)
Operating income .................................................     12.8       13.7       13.6
Comprehensive financing cost (net) ...............................     (2.3)      (2.5)      (7.1)
Income before income taxes and employees' statutory profit sharing     10.5       11.2        6.7
Discontinued operations ..........................................     (0.5)      (1.1)      (2.0)
Consolidated net income ..........................................      8.3        7.8        0.4

      Revenues

      We have increased prices to offset the increases in the cost of merchandise sold and operating expenses. Our gross profits do not vary materially within each of our consumer electronics product lines, although we realize a greater gross profit from the sale of Elektra brand products, which typically are the lowest priced merchandise in the consumer electronics product line. The introduction of, and emphasis on, furniture in the product mix has resulted in higher gross profits, since these products carry higher margins than the core electronic lines that we carry.

      We present penalty interest as part of our revenues. For the years ended December 31, 2000, 2001 and 2002, the amounts for penalty interest were Ps.346.1 million, Ps.352.4 million and Ps.347.1 million, respectively.

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

      Comprehensive Financing Cost

      As of December 31, 2000, 2001 and 2002, we had approximately US$413.7 million, US$497.9 million and US$494.9 million of monetary liabilities denominated in U.S. dollars, respectively. Virtually all of our monetary liabilities represented our outstanding indebtedness for borrowed money. Our U.S. dollar-denominated monetary assets as of December 31, 2000, 2001 and 2002 amounted to approximately US$84.3 million, US$131.2 million and US$78.4 million, respectively. At December 31, 2000, 2001 and 2002, we also had certain assets and liabilities denominated in several Latin American currencies. Those assets were equivalent to US$43.5 million in 2000, US$39.3 million in 2001 and US$31.5 million in 2002, and the liabilities were equivalent to US$48.8 million in 2000, US$16.6 million in 2001 and US$13.9 million in 2002. Interest income and interest expense associated with our receivables portfolio are reflected in revenue and cost of goods sold, and are not reflected as part of comprehensive financing cost.

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

      Gain on net monetary position. Gain or loss on net monetary position refers to the gains or losses, due to the effects of inflation, from holding net monetary liabilities or assets. A gain on monetary position results from holding net monetary liabilities during periods of inflation, as the purchasing power represented by nominal peso liabilities declines over time. Accordingly, since our monetary liabilities exceeded our monetary assets in 2000, 2001 and 2002, we recorded a gain on monetary position in those periods.

      We also allocate a portion of interest expense as part of cost of sales. Interest expense on funding our installment sales program, presented as part of our cost of sales was Ps.314.3 million, Ps.313.5 million and Ps.259.2 million for the years ended December 31, 2000, 2001 and 2002, respectively.

      Loss on monetary position from accounts receivable included in revenues for the years ended December 31, 2000, 2001 and 2002 was Ps.243.5 million, Ps.158.4 million and Ps.210.5 million. Gain on monetary position on loans obtained to finance the installment sales program was Ps.159.0 million, Ps.102.9 million and Ps.136.9 million for the years ended December 31, 2000, 2001 and 2002.

      We have reclassified net results from three businesses (The One, operations in the Dominican Republic and operations in El Salvador), as well as the expenses related to the closing of those operations and the adjustment for the valuation at an asset realization value, in accordance with the accounting principle detailed in Statement A-7 of the Mexican Public Accountants Institute
(MIPA), which sets Mexican accounting standards, in a line in our income statement called "Discontinued Operations." Also in accordance with such bulletin, we have reclassified the financial results of prior years. The discontinued operations line reported losses of Ps. 78.6 million in 2000, Ps.
165.0 million in 2001 and Ps. 339.3 million in 2002.

      Equity Method and Discontinued Operations

      In response to the feedback received from market participants and in order to enhance the transparency of our reports, we are presenting the results of Banco Azteca under the equity participation method. The application of this accounting method provides a more clear overview of the separated results of our retail division from those of Banco Azteca.

Year ended December 31, 2002 compared to year ended December 31, 2001

      Merchandise Revenue

      Total revenue in 2002 increased 5.9% to Ps. 16,578.0 million from Ps. 15,656.8 million in 2001. Products and Services revenue in 2002 increased 7.0% to Ps. 13,259.2 million from Ps. 12,386.9 million in 2001. At the same time, installment sales revenue increased by 1.5%, from Ps. 3,269.8 million in 2001 to Ps. 3,318.8 million in 2002.

      Merchandise Revenue by Store Chain. Merchandise revenues include revenue from sales of merchandise and, to a lesser extent, revenue from sales of extended warranties and income from our money transfers services. Merchandise revenues were generated as follows: 87.9% realized through Elektra's retail chain, 7.6% through the Salinas y Rocha chain, and 4.5% by the Bodega de Remates store format. A positive performance at the Elektra and Bodega de Remates store formats more than offset the slight decline reported by the Salinas y Rocha store format. Merchandise revenues in the Elektra stores increased 7.7% to Ps. 11,658.3 million in 2002 compared with Ps. 10,826.9 million for 2001. Merchandise revenues in the Salinas y Rocha stores decreased 0.8% to Ps. 1,004.6 million from Ps. 1,012.6 million in 2001. Merchandise revenues in the Bodega de Remates stores increased 8.9% to Ps. 596.2 million from Ps. 547.4 million in 2001.

      Merchandise Revenue by Products and Services. During 2002, sales in our core product lines (electronics, white line, furniture and small appliances) increased 5.6% to Ps. 11,351.3 million compared to Ps. 10,749.8 million in 2001. This was largely the result of an overall increase in sale of electronics, white goods and furniture, primarily due to our enhanced "Nobody Undersells Elektra" or "Nadie Vende Mas Barato Que Elektra" marketing strategy, which was partially offset by a 6.9% decrease in small appliances.

      Telephones (Wireless Products and Services). We continue to grow revenue as we benefit from a broader selection of wireless products. During 3Q02, we started selling Telcel and Telefonica MoviStar handsets and air-time at our stores and completed a full rollout by year-end. We see a strong growth potential with these products because of the low penetration of telephony services in Mexico, especially among the company's target market. During 2002, revenue increased 36.5% to Ps. 516.4 million from Ps. 378.3 million in 2001.

      Dinero en Minutos. Building upon successful advertising and promotional campaigns, we increased the number of transactions in our U.S. to Mexico electronic money transfer business during the last three quarters of 2002. However, on a yearly basis, increased competition resulted in lower commissions as compared to those prevalent in 2001. Therefore, revenue during 2002 decreased by 11.0% to Ps. 322.7 million from Ps. 362.6 million in 2001.

      Dinero Express. During 2002 revenues increased 21.5% to Ps. 197.3 million from Ps. 162.4 million in 2001, almost offsetting the decline reported in Dinero en Minutos.

      Computers, Peripherals and Accessories. During 2002 revenue increased by 26.4% to Ps. 441.9 million from Ps. 349.7 million in 2001. During 2002, we sold approximately 32,000 PC's and more than 65,000 peripherals.

      Milenia. During 2002, our extended warranty program, Milenia, reported a 18.5% increase in revenue to Ps. 259.8 million, from Ps. 219.2 million in 2001.

      Fotofacil. In 2002, Fotofacil continued to operate 180 mini-labs, reporting revenue of Ps. 169.8 million, a 3.0% increase compared to Ps. 164.9 million in 2001.

      Merchandise Revenue by Region. During 2002, revenue in Mexico increased 7.3% to Ps. 12,614.1 million from Ps. 11,761.3 million in 2001, while revenues in our operations outside Mexico reached Ps. 645.1 million, a 3.1% increase compared to Ps. 625.7 million in 2001.

      Installment Sales Revenue

      Installment Sales Revenue by Store chain. Installment sales revenue was generated as follows: 90.1% realized through the Elektra store format, 6.5% through the Salinas y Rocha store format and 3.4% through the Bodega de Remates store format. This increase was largely the result of increased advertising and promotional efforts. Installment sales revenue from Elektra in Mexico and Latin America increased 4.2% to Ps. 2,990.5 million compared with Ps. 2,868.7 million for 2001. Installment sales revenue from Salinas y Rocha decreased 28.2% to Ps.
215.2 million from Ps. 299.8 million in 2001. Installment sales revenue from Bodega de Remates increased 11.7% to Ps. 113.1 million in 2002 from Ps. 101.3 million in 2001.

      Installment Sales Revenue by Region. During 2002, installment sales revenue in Mexico increased 2.2% to Ps. 3,144.3 million from Ps. 3,076.0 million in 2001, while installment sales revenue in our operations outside Mexico reached Ps. 174.6 million, a 10.0% decrease compared to Ps. 193.9 million in 2001.

      Gross Profit

      Our gross profit increased 4.7% year-on-year as result of to the above described revenue increases, cost controls and the positive effect on our credit margins resulting from the application of the equity method, through which the provision for doubtful accounts has been generated at Banco Azteca since December 1, 2002. This positive effect was partially offset by relatively weak credit margins during the first half of 2002, which were due to the lengthening in average payment terms that began in September 2001. This lengthening increased the cost side as the company books upfront 100% of the provision. As expected, this was only a short-term effect.

      Administrative and Selling Expenses

      Administrative and selling expenses, which include salaries, rent and other occupancy costs, advertising costs and sales and collections commissions, increased 1.9%, from Ps. 3,913.8 million in 2001 to Ps. 3,989.3 million in 2002. A smaller increase in SG&A as compared to the increase in revenue was largely the result of our on-going expense control initiatives, which led to declines in most expense lines. As a percentage of gross profit, administrative, general and selling expenses decreased to 56.8% in 2002 from 58.4% in 2001.

      EBITDA

      EBITDA rose 6.9% to Ps. 3,043.1 million in 2002 from Ps. 2,845.5 million in 2001. This was largely the result of an enhanced operating leverage coming from our on-going efforts to reduce expenses. These efforts more than offset the negative impact of relatively weak credit gross margins experienced during the first half of 2002.

      Depreciation and Amortization

      Depreciation and amortization rose 20.3% to Ps. 771.8 million in 2002 from Ps. 641.3 million in 2001. This increase was due primarily to Ps. 534.2 million in capital expenditures associated with the conversion of our The One store format, the remodeling of existing stores and the acquisition of systems for Banco Azteca (operational, treasury, accounting, loan control, audit, reception of payments, and other systems).

      Comprehensive Financing Expenses

      Comprehensive financing expenses rose 192.6% in 2002 to Ps. 1,154.6 million from Ps. 394.6 million in 2001. This was largely the result of higher foreign exchange losses and expenses in the line denominated "other financial operations", which were partially offset by lower net interest expenses. Interest income decreased 9.6% from Ps. 138.7 million in 2001 to Ps. 125.4 million in 2002 as a result of lower investment rates in the local money market. However, this was more than offset by the 14.7% decline in interest expense to Ps. 704.3 million in 2002 from Ps. 825.5 million in 2001. The foreign exchange loss was Ps. 599.6 million in 2002 compared to a loss of only Ps. 10.6 million in 2001.

      Gains in net monetary position decreased from Ps. 159.7 million in 2001 to Ps. 120.7 million in 2002, despite a higher Mexican inflation rate of 5.7% for 2002, compared with the 4.4% rate for 2001. Finally, we reported a Ps. 143.2 million income from other financial operations in 2001, which were the result of the non-recurring penalty fee coming from the non-exercise of the CASA stake option. This compares positively with the Ps. 96.8 million expense reported in the same line during 2002, and which corresponds to premiums paid from foreign exchange and interest rate options.

      Taxes

      Income before taxes and employees' statutory profit sharing fell 37.0% to Ps. 1,105.3 million in 2002 from Ps. 1,754.2 million in 2001.

      Provision for income tax and employees' statutory profit sharing increased 5.7% in 2002 to Ps. 604.4 million from Ps. 571.6 million in 2001. As a percentage of pre-tax income, the provision for income tax, asset tax and employees' statutory profit sharing increased to 54.7% in 2002 from 32.6% in 2001 due mainly to a higher amount of installment sales deferred for tax purposes.

      Equity in Income from Affiliates and Discontinued Operations

      Equity in the results of Comunicaciones Avanzadas was a loss of Ps. 27.0 million in 2002, compared to a Ps. 197.6 million gain in 2001. Equity in losses of Banco Azteca was Ps.62.2 million derived from recording an allowance for doubtful accounts of Ps.88.8 million, which was partially offset by a deferred income tax income of Ps.29.5 million.

      Discontinued operations

      Losses from discontinued operations increased 105.8% to Ps. 339.6 million in 2002 compared to Ps. 165.0 million loss in 2001. The loss was derived primarily from the expenses in which we incurred to phase out operations of The One chain, and our operations in El Salvador and the Dominican Republic, in addition to the loss of Ps.26.5 million from the sale of our operations in Elektra Dominicana, S.A. (Ps.26.5 million).

      Net Income

      Net Income of majority stockholders decreased 93.4% to Ps. 79.9 million in 2002 from Ps. 1,201.5 million in 2001, largely as a result of higher comprehensive financing expenses and discontinued operations. Earnings per common share decreased 93.9%, or Ps.4.645 to Ps.0.304 in 2002 from Ps.4.949 in 2001.

Year ended December 31, 2001 compared to year ended December 31, 2000

      Merchandise Revenue

      Total revenues in 2001 increased 3.4%, or Ps.518.3 million, to Ps.15,656.8 million from Ps.15,138.5 million in 2000. Merchandise revenues increased 2.4% in 2001 to Ps.11,861.9 million from Ps.11,583.3 million in 2000. Credit revenues increased 11%, from Ps.2,931.4 in 2000 to Ps.3,269.8 million in 2001.

      Merchandise Revenue by Store Chain. Merchandise revenues in 2001 came primarily from Elektra's retail network, which accounted for 88% of total merchandise revenues, with 8.0% and 4% of revenues coming from Salinas y Rocha and Bodega de Remates, respectively. Merchandise revenues in the Elektra stores increased 3.2% to Ps.10,826.9 million in 2001 compared to Ps.10,491.2 million in 2000. This increase was partially offset by decreases in our other store chains. Merchandise revenues decreased 2.5%, to Ps.1,012.6 million in 2001 from Ps.1,038.5 million in 2000 in our Salinas y Rocha stores. Merchandise revenues decreased 19.2%, to Ps.547.4 million in 2001 from Ps.677.3 in 2000 in our Bodega de Remates stores.

      Merchandise Revenue by Products and Services. During 2001, sales in our core product lines (electronics, white goods, furniture and small appliances) decreased 3.6% to Ps.10,749.8 million, compared to Ps.11,151.6 million in 2000. This decrease was largely the result of overall declines in sales of electronics, white goods and furniture and was partially offset by an increase in sales of small appliances, both of which were caused by a slowdown in the Mexican economy. In addition, consolidated merchandise revenues were boosted by two new product lines, telephones, whose contribution to revenues rose to 3.1% in 2001 from 1.1% in 2000, and computers, which did not contribute to revenues in 2000 but represented 2.8% of merchandise revenues in 2001.

      Milenia. During 2001, our extended warranty program, Milenia, reported a 27.0% increase in revenue to Ps.219.2 million, from Ps.172.6 million in 2000. This increase was the result of an intensive point-of-sale advertising campaign to promote this service.

      Fotofacil. In 2001, Fotofacil continued to operate 180 mini-labs, reporting revenues of Ps.164.9 million, a 19.8% increase compared to Ps.137.7 million in 2000. This increase was the result of an intensive point-of-sale advertising campaign to promote this service.

      Unefon. In 2001, revenues related to our agreement with Unefon 2001 reached Ps.378.3 million, almost tripling sales of Ps.112.6 million in 2000. Unefon has reached coverage of 15 cities. To date we have sold more than 425,000 handsets at 350 stores. We have also generated increased revenue from sales of telephones and pre-paid calling cards (371 million minutes of airtime sold in 2001, compared to 22.5 million minutes in 2000). The increases were the result of Unefon's increased coverage in Mexico and the rollout of Unefon's products into an increased number of stores. As of December 31, 2001, we had a Ps.46.4 million outstanding account receivable from Unefon.

      Dinero en Minutos. During 2001, the volume of operations in our international money transfer service with Western Union faced increased competition that led to price declines. This resulted in a 4% decline in the volume of operations as compared to 2000, and in a 26.7% decrease in revenue for the year, to Ps.362.6 million, compared to Ps.484.8 million in 2000.

      Dinero Express. Grupo Elektra's intra-Mexico money transfer service reported an 17.5% increase in revenue, from Ps.138.2 million in 2000 to Ps.162.4 million in 2001. This was caused by an increase in our share of the Intra-Mexico money transfer market and our aggressive advertising of this product.

      Computers, peripherals and accessories. Revenues of this product line in 2001 reached Ps.349.7 million, the first year in which we offered these products. During 2001, we sold approximately 28,000 PC's and more than 63,000 peripherals.

      Merchandise Revenue by Region. During 2001, merchandise revenues from our operations in Mexico increased 0.9% to Ps.11,761.3 million from Ps.11,649.5 million in 2000, while merchandise revenues from our operations outside Mexico increased Ps.625.7 million, or 12.2%, compared to Ps.557.5 million in 2000.

      Installment sales Revenues

      Consumer Credit Revenue by Store chain. Installment sales revenues in 2001 came primarily from Elektra's retail network, which accounted for 88% of total installment sales revenues, with 9.0% and 3% of such revenues coming from Salinas y Rocha and Bodega de Remates, respectively. Installment sales revenues in the Elektra stores increased 10.8% to Ps.2,868.7 million in 2001 compared to Ps.2,588.0 million in 2000. Installment sales revenue in the Salinas y Rocha stores revenue increased 27.2% to Ps.299.8 million from Ps.235.7 million in 2000, while Bodega de Remates installment sales revenue decreased 6% to Ps.101.3 million in 2001 from Ps.107.7 million in 2000.

      Consumer Credit Revenue by Region. During 2001, installment sales revenues from our operations in Mexico increased 10.2% to Ps.3,076.0 million from Ps.2,790.6 million in 2000, while installment sales revenues from our operations outside Mexico reached Ps.193.9 million, a 37.7% increase compared to Ps.140.8 million in 2000. These increases were caused by the lengthening of our average receivables payment terms as a result of our promotion of the 53-week payment term in 2001.

      Gross Profit

      Consolidated gross profit rose 3.3% from Ps.6,487.4 million in 2000 to Ps.6,704.0 million in 2001. Meanwhile, consolidated gross profit as a percentage of total revenues decreased 10 basis points to 42.8% in 2001 from 42.9% in 2000. Merchandise gross profit decreased 0.7%, from Ps.4,302.8 million in 2000 to Ps.4,270.7 million in 2001. Merchandise gross margin fell 70 basis points from 35.2% in 2000 to 34.5% in 2001. This decrease was largely the result of a 6.2% decrease in same-store contribution in 2001 compared to 2000 and was coupled with more aggressive price and promotion campaigns across all of our store chains. Credit gross profit rose 11.4%, from Ps.2,184.6 million in 2000 to Ps.2,433.2 million in 2001. Credit gross margin fell 10 basis points, from 74.5% in 2000 to 74.4% in 2001. This was primarily the result of a 5.8% higher provision for doubtful accounts in 2001 compared to 2000 and a 34.9% lower monetary gain from our credit operations.

      The repair provision for our extended warranty program, Milenia, increased 26.1%, or Ps.13.4 million, to Ps.65.2 million in 2001 from Ps.51.8 million in 2000. This increase was the result of a 27.1% increase in the sale of extended warranties to Ps.219.2 million in 2001 from Ps.172.4 million in 2000.

      Administrative and Selling Expenses

      Administrative and selling expenses, which include salaries, rent and other occupancy expenses, advertising, sales and collections commissions and other operating expenses, decreased 1.9%, to Ps.3,913.9 million in 2001 from Ps.3,988.0 million in 2000. This decrease was largely the result of our on-going expense-control initiatives, which led to declines in most of our expense lines. As a percentage of gross profit, administrative and selling expenses decreased to 58.3% in 2001 from 61.4% in 2000.

      EBITDA

      EBITDA, excluding monetary losses and gains reported in revenues and cost of goods sold, rose 10.1%, or Ps.261.6 million, to Ps.2,845.5 million in 2001 from Ps.2,583.9 million in 2000. This was largely the result of enhanced operating leverage and a decrease in operating expenses (excluding depreciation and amortization).

      Depreciation and Amortization

      Depreciation and amortization increased 14.7%, or Ps.261.5 million, to Ps.641.3 million in 2001 from Ps.558.9 million in 2000. This increase was due primarily to Ps. 644.8 million in net capital expenditures associated with the opening of new stores and the remodeling of existing stores, including the stores acquired from La Curacao Mexico.

      Comprehensive Financing Cost

      Comprehensive financing costs increased 13.5% in 2001 to Ps.394.5 million from Ps.347.5 million in 2000, due to a 38.6% increase in net interest expense and a 39.9% decrease in monetary gains, which were partially offset by a 91.0% decrease in foreign exchange loss. Interest income decreased to Ps.138.7 million in 2001 from Ps.215.8 million in 2000 as a result of lower interest rates in the local money market. Interest expense increased to Ps.825.5 million in 2001 from Ps.711.3 million in 2000, due primarily to the funding of the store expansion program and an increase in our credit portfolio. The foreign exchange loss was Ps.10.6 million in 2001 compared to a loss of Ps.117.9 million in 2000. Gains in the net monetary position decreased to Ps.159.7 million in 2001 from Ps.265.8 million in 2000 due to a lower Mexican inflation rate of 4.4% for 2001, compared with the 9.0% rate for 2000. In 2001, we reported Ps.143.2 million income from other financial operations which was the result of the penalty fee coming from the non-exercise of the CASA option. See "Item 4. Information on the Company--Strategic Investments--CASA."

      Taxes

      Income before taxes and employees' statutory profit sharing increased 10.1% to Ps.1,754.2 million in 2001 from Ps.1,592.9 million in 2000.

      Provision for income tax and employees' statutory profit sharing increased 150% or Ps.343.0 million, to Ps.571.6 million in 2001 from Ps.228.6 million in 2000, which resulted from greater use of our tax-loss carry forwards in 2001 compared to 2000. As a percentage of pre-tax income, the provision for income tax, asset tax and employees' statutory profit sharing increased to 32.6% in 2001 from 14.4% in 2000, due mainly to our election to consolidate our subsidiaries for tax purposes in 2001. This increase was partially offset by the use of the tax loss carry forwards of Grupo SyR, whose merger with Grupo Elektra was completed during 2000.

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

      In 2001, Elektra's investment in CASA, which is booked under the equity participation method, recorded income of Ps.197.6 million, net of amortization of goodwill, compared to a loss of Ps.24.6 million in 2000.

      Net Income

      Income of minority stockholders in 2001 was Ps.13.7 million, a decrease of 39.1% from Ps.22.5 million in 2000. The income of minority stockholders is primarily related to the investment of funds put in escrow pursuant to the Western Union transaction in shares of Elektra affiliates.

      Net Income of majority stockholders decreased 3.0%, or Ps.37.2 million, to Ps.1,201.5 million in 2001 from Ps.1,238.7 million in 2000. Earnings per common share decreased 4.7%, or Ps.0.24 to Ps.4.89 in 2001 from Ps.5.13 in 2000.

      Contractual Obligations

      The following table sets forth information with respect to the Company's contractual obligations as of December 31, 2002:

                                                        Payments Due by Period
                                     --------------------------------------------------------------
                                                  Less than                                After 5
Contractual Obligations (1)             Total       1 year      1-3 years    4-5 years      years
                                     ----------   ----------   ----------   ----------   ----------
Long-Term Debt ...................   Ps.3,703.2           --     Ps.675.7     Ps.168.9   Ps.2,858.6
Capital Lease Obligations ........        110.0      Ps.88.2         21.8           --           --
Operating Leases (2) .............      1,315.2        298.5        495.2        197.3        324.2
Securitization Program ...........      2,450.0        650.0      1,800.0           --           --
Purchase Obligations (3) .........         39.0         31.0          8.0           --           --
Television Advertisement .........         63.0         16.0         47.0
Real Estate Purchase Obligations .         19.1           --         17.0          2.1
Total Contractual Cash Obligations   Ps.7,699.5   Ps.1,083.7   Ps.3,064.7     Ps.368.3   Ps.3,182.8

-----------------
(1) The data set forth in this table are expressed in nominal terms and do not include financing expenses.

(2) Operating leases have not been calculated on the basis of net present value instead they are presented in the basis of nominal future cash flows.

(3) Under this caption are included approximately Ps.22.8 million corresponding to the acquisition and implementation of communications equipment, and approximately Ps.16.2 corresponding to computers maintenance contracts.

Liquidity and Capital Resources

         Liquidity

      Our net working capital decreased to Ps. 3,522.2 million as of December 31, 2002, compared to Ps. 4,629.1 million as of December 31, 2001. The decrease in our working capital during 2002 was principally attributable to a Ps. 250.1 million increase in short-term debt, coupled with a Ps. 1,698.9 million decrease in receivables from customers (we stopped offering installment sales through our Credimax program on November 30, 2002). Our cash and cash equivalents were Ps. 3,076.8 million as of December 31, 2002, as compared to Ps. 2,022.8 million as of December 31, 2001. Meanwhile, total interest-bearing liabilities at the end of 2002 were Ps. 5,073.5 million, compared to Ps. 5,081.3 million at the end of 2001. As a result, net debt at the end of 2002 reached Ps. 1,996.7 million, representing a 34.7% decrease compared to the Ps. 3,058.5 million at the end of 2001.

      We fund our operations through cash flow from operations and borrowings. Cash flow provided by operations in 2002 was Ps. 2,008.1 million as compared to Ps. 1,726.1 million in 2001. This increase is primarily attributable to an increased operating profitability, as evidenced by our year-to-year increases in both operating profits and EBITDA (5.2% and 9.1%, respectively), partially offset by increased needs in net working capital.

      As of December 31, 2002, total interest bearing debt was US$488.1 million, maturing as follows:

              Maturity Date                          Debt Amount
         Year ended December 31,             (in millions of US dollars)

2003...............................                  US   $129.7
2004...............................                         50.6
2005...............................                         16.5
2006...............................                         16.3
2007...............................                           --
2008...............................                        275.0

      In 2000, 2001 and 2002, we advanced an aggregate of Ps.20.6 million, Ps.29.5 million and Ps.19.7 million, respectively, to affiliates. Amounts due from related parties, including accrued interest, were Ps.190.7 million in 2000, Ps.277.8 million in 2001 and Ps.141.8 million in 2002. Certain advances were financed by short-term bank loans. As of December 31, 2002, we had accounts receivable of Ps.122.1 million that arose in the ordinary course of business with affiliates.

      In July, 2001 we borrowed a US$130 million under a syndicated loan facility from an international group of financial institutions, led by Salomon Smith Barney. The loan was used to lengthen our debt position from an average term of 2.5 years to four years. The loan was structured in two US$65 million tranches. Tranche A carried an interest rate of LIBOR plus a margin of 275 basis points and matured in three years. Tranche B carried an interest rate of LIBOR plus a margin of 325 basis points and matured in five years. As of January 30, 2003 we made a US$24.4 million payment due on that date, and we prepaid the remaining balance of US$105.6 million on February 18, 2003.

      We also meet our working capital requirements through the financing of accounts receivable. Net receivables balances of Ps. 1,881.3 million and Ps.3,580.2 million were on our books as of December 31, 2002 and 2001, respectively. We utilized Elektrafin to securitize our receivables. In 1997, we issued our first two securitization programs for a total of Ps.866.3 million (nominal) on the Mexican Stock Exchange with Nafin acting as the fiduciary issuer of the securities. These two programs have been fully paid off. In April 1998, we launched a Ps.793.3 million (nominal) four-year revolving securitization program, the first of its kind in Mexico. In December 1998, we launched our second two-year revolving securitization of receivables in an offering of Ps.200 million (nominal). These two programs were fully paid off as of December 2001. In 1999, we issued another three-year revolving securitization of receivables in an offering of Ps.200 million (nominal), with the rate being the higher of TIIE plus 150 basis points or the yield of the UDI over 28 days. This was our third revolving securitization and the fifth one completed through the Mexican Stock Exchange. In April 2000, we issued our sixth securitization program for a further Ps.350 million. This issue has a total term of four years, three revolving and one of amortization, and yields a real rate of interest of 8.35% per annum. In March 2001, we securitized Ps.650 million of accounts receivable under a three-year term with an interest rate of TIIE plus 200 basis points. In July, 2001, we securitized an additional Ps.550 million under a four year-term bearing an interest of TIIE plus 70 basis points. As of December 31, 2002, our revolving securitization programs have raised for us a total of approximately US$400 million. The high quality and performance of our revolving securitizations programs have enabled us to maintain a "AAAmex" rating. There has been a strong demand for our active issuances, which provides attractive financing alternatives for us where the proceeds are used primarily to pay short-term debt and to finance our working capital. Our securitization programs are arranged on a non-recourse basis. Maintenance of the programs and reinvestment of collection proceeds in new receivables requires compliance with certain over collateralization, quality and receivables performance standards. During the first quarter of 2003, we paid in advance all amounts outstanding under our securitization program. Elektrafin ceased to grant its collection rights and deposited in the trust fund the amount of the outstanding issues of approximately Ps.2,500.0 million, including a commission for the advanced payment of approximately Ps. 49.0 million.

      Securitization of Accounts Receivable

      We also meet our working capital requirements through the financing of accounts receivable we had gross receivables (including securitized accounts and the credit portfolio of Banco Azteca) of Ps. 4,451.8 million and Ps. 4,591.2 million as of December 31, 2002 and 2001, respectively.

      Accordingly, on January 23, 2003, Grupo Elektra announced that, it would prepay the outstanding issues of its securitization program of accounts receivable, representing an amount of Ps. 2,450 million. The securitization program constituted a reliable source of funds since 1997. Elektrafin made a total of ten issues used to finance an amount of approximately Ps. $4,860 million. The last eight issues were done under a revolving program. Elektrafin is now focusing its activity in Mexico on the collection of its current portfolio, owned and securitized. With regards to the credit operations in Peru, Honduras and Guatemala, Elektrafin continues to generate new accounts receivable and to collect them along with its current portfolio.

      Since commencement of the credit operations of Banco Azteca, Elektrafin (subsidiary of Grupo Elektra and trustee of the trust from which the securitization program is done), ceased to generate new accounts receivable in Mexico qualified to enter into the securitization issues and their respective revolving program. This implies that the issues got into the anticipated redemption phase as stated in the trust contract.

      Capital Expenditures

      Capital expenditures for 2002 were Ps. 534.2 million. Our capital expenditures are expected to be approximately Ps. 600 million for 2003, including the cost of opening new stores and expanding existing stores, as well as investing in information systems. This amount excludes any capital contribution planned for either Banco Azteca or Afore Azteca, our pension fund services subsidiary.

Recent Developments

      Dividend

      On March 27, 2003, our shareholders declared a dividend equivalent to Ps. $184 million (US$17.1 million), which represented 6% of the EBITDA reported for 2002. Our policy during the past years has been to declare a dividend of between 6% and 8% of EBITDA.

      Banco Azteca

      On April 4, 2002, Grupo Elektra received the approval of the Mexican Ministry of Finance to operate a bank under the name of Banca Azteca, S. A., Institucion de Banco Multiple (Banco Azteca), with a capitalization of Ps.227.5 million. On May 23, 2002, we incorporated Banca Azteca, S.A., ("Banco Azteca"), as a corporation (sociedad anonima) organized under the laws of the United Mexican States, as a wholly owned subsidiary of our company. Banco Azteca was established in order to ensure consistent financing for our customer receivables, which is an integral part of our retail strategy.

      Prior to Banco Azteca's constitution, Grupo Elektra financed its installment sales programs in Mexico through its Elektrafin subsidiary and provided its savings accounts ("Guardaditos") through an arrangement with Banca Serfin.

      Banco Azteca began providing savings accounts services in October 2002. In addition, since December 2002, Banco Azteca has provided consumer credit services, assuming Elektrafin's customers credit portfolio derived from our installment sales program. Currently, Banco Azteca's principal authorized activities and services include receiving deposits; accepting and extending loans and credit; investing in securities; performing repo transactions; and performing other multiple banking transactions, in accordance with Mexican banking regulations. In the future, we expect that our old installment sales program will be only carried out in countries other than Mexico.

      During 2003 Banco Azteca expects to increase its banking services by offering them through the Internet, installing ATM machines, issuing debit cards, establishing independent branches and offering mortage loans or credits to its clients.

      Transactions with Banco Azteca.

      Grupo Elektra, S.A. de C.V. and its restricted Subsidiaries (as defined in the Indenture governing our 12 % Notes due 2008 are referred to herein collectively as the "Company." The Company has entered into the transactions listed below:

1. Twelve Purchase and Sale Contracts, all dated February 3, 2003, between Banco Azteca as Purchaser in all cases, and Elektra and/or its subsidiaries (a) Elektra del Milenio, S.A. de C.V. (" EDM"); (b) Salinas y Rocha, S.A. de C.V. ("SyR"); and (c) The One, S.A. de C.V. as Sellers. These Purchase and Sale Contracts pertain to assets (the "Purchased Assets") sold to Banco Azteca by the Sellers for use in Banco Azteca's commercial banking operations. The original contract amounts of the 12 Purchase and Sale Contracts totaled Ps.269,628,045.39 at the time of signing. Such original values represented the carrying values of the Purchased Assets on the Sellers' books. As contemplated in each of the 12 contracts, the respective contract values were increased to an aggregate of Ps.462,866,677 on March 31, 2003 as a result of an Appraisal of the Purchased Assets in February 28, 2003 by Proyectos y Avaluos Industriales, S.A. ("PRAISA") a recognized independent Mexican appraiser.

2. A one-year contract, dated February 3, 2003 between (a) EDM and SyR (acting as a "Group") and (b) Banco Azteca, for the lease or sublease of 62,115.4 square meters of office space, within 727 stores operated by the Group, to Banco Azteca for use as banking premises within such stores. Such contract sets forth a fixed annual rent for such premises of Ps.183,508,736 plus Value Added Tax ("VAT"), payable in a lump sum in advance, plus a proportionate payment of certain utility, security and other operating costs.

3. A twelve-month contract dated February 3, 2003 between (a) EDM and (b) Banco Azteca, for the sublease of 2,743.63 square meters of office space in the Elektra Mexico City headquarters, Towers 1 and 2. Such contract sets forth a fixed annual rent for such premises of Ps.10,723,792.00 plus VAT, payable in a lump sum in advance plus proportionate payment of various utility, security and other operating costs.

4. A contract dated January 3, 2003 between (a) EDM and (b) Banco Azteca. in which the parties acknowledge the payment by EDM on behalf of Banco Azteca of certain pre-operating expenses totaling Ps.91,250,000 during the period of August 17, 2001 to December 31, 2002. Banco Azteca also undertakes in the contract to reimburse EDM for such expenses in 12 monthly installments of Ps.7,604,166.67 commencing January 3, 2003 and to pay to EDM interest on the unpaid balance at the rate of TIIE interbank peso rate plus 1.75 percent.

5. Five securitization programs with Banco Invex, S.A. as trustee, and Banco Azteca as the holder of all the Preferred Trustee Certificates issued by the Trust. As Elektrafin Comercial will not generate new credit accounts to support any longer the original revolving securitization programs, it prepaid all these programs in February and March 2003. At that time Banco Azteca bought new non-revolving 48-week certificates in the amount of Ps.1,693 million. In this transaction, Banco Azteca" acquired the right to receive certain monthly payments as the holder of all the Preferred Certificates, while the Company acquired the right to receive all collections that exceed the payments to which Banco Azteca is entitled.

      Prepayment of Syndicated Loan

      On February 18, 2003 we pre-paid the remaining US$105.6 million of our US$130 million syndicated loan (US$24.4 million was due and paid during January
2003). This action was taken towards the achievement of our financial strategy for 2003. The main objectives of this strategy are to pre-pay expensive debt and to reduce the exposure to fluctuations in the foreign exchange.

      Prepayment of the Securitization Program.

      As part of its financial strategy for 2003, on March 24, 2004, Grupo Elektra prepaid the full outstanding amount due of its public securitization program with a face value of Ps. 2,450 million. The resources for the payment came largely from the cash position of the Company.

      Placement of unsecured short-term Certificados Bursatiles.

      On May 8, 2003 we successfully placed Ps. 600 million in unsecured short-term Certificados Bursatiles. The issue has a total term of 343 days and yields a rate of interest of TIIE+190 basis points per annum. The program has "F2(mex)" Credit rating from Fitch Mexico for local currency issues. In general, the net proceeds of the issue were used for the payment of certain outstanding debt and as working capital.

      Afore Azteca (Pension Fund).

      On March 3, 2003, Grupo Elektra received final approval from Mexico's National Retirement Savings System Commission ("CONSAR") to operate as an Afore retirement account manager. The Company expects the Afore retirement funds management services to be available at all of Grupo Elektra's stores in Mexico. This would allow further leverage of its extensive national retail network. Afore Azteca is a wholly owned, non-restricted subsidiary of Grupo Elektra. We made an initial capital contribution of

Ps.54.0 million in February 2003, and a subsequent capitalization of Ps.1.5 million during May 2003. We expect that Afore Azteca will begin operations in the second half of 2003.

      Derivative Instruments

      From time to time, Grupo Elektra uses hedging instruments designed to lessen the impact of fluctuations in foreign currency exchange rates, interest rates and the company's stock price. All financial implications of such transactions are fully reflected, as appropriate, as part of financial income or shareholders' equity.

Other Items

      The Mexican corporate income tax rate became 35% as of January 1, 1999. Our income tax expense as a percentage of income before taxes and employees' statutory profit sharing was 32.6% in 2001 and 54.7% in 2002.

      Before 2000, taxable income normally differed significantly from accounting income due to (i) the effect of the deduction for tax purposes of inventory purchases, offset by the non-allowable deduction of cost of sales,
(ii) differences with respect to the amounts recorded to reflect the effects of inflation and (iii) certain nondeductible expenses.

      In accordance with this statement, the accrued tax effects as of January 1, 2000 (an increase of Ps.278.0) were recorded directly to stockholders' equity. For the years ended December 31, 2001 and 2002, we recorded a Ps.275.7 and Ps.451.2 million charge to income related to the deferred tax effects respectively.

      Asset Tax

      Since 1995, an asset tax is payable at the rate of 1.8% on the net amount of certain assets and liabilities, but only when the amount of asset tax thus calculated exceeds the income tax due. Asset tax paid may be recovered in the following ten years to the extent income tax exceeds asset tax in those years. We were not required to pay such asset taxes for the years 2000, 2001 and 2002.

U.S. GAAP Reconciliation

      Mexican GAAP differs in certain important respects from U.S. GAAP. The application of the latter would have affected the determination of consolidated net income, expressed in pesos of December 31, 2002 purchasing power for each of the three years in the period ended December 31, 2002, and the determination of consolidated stockholders' equity at December 31, 2001 and 2002, also expressed in pesos as of

December 31, 2002 purchasing power, to the extent summarized in Note 15 to the Consolidated Financial Statements. Pursuant to Mexican GAAP, our financial statements recognize certain effects of inflation in accordance with Bulletin B-10 and Bulletin B-12. These effects have not been reversed in the reconciliation to U.S. GAAP.

      Sales and money transfer services under U.S. GAAP were Ps.12,207.0 million, Ps.12,387.0 million and Ps.13,259.2 million for the fiscal years 2000, 2001 and 2002, respectively, compared with merchandise, service revenue and other under Mexican GAAP of Ps.15,138.5 million, Ps.15,656.8 million and Ps.16,578.0 million for the comparable periods. Operating income under U.S. GAAP as of December 31, 2000, 2001, and 2002 was Ps.1,856.7 million, Ps.1,902.3 million and Ps.890.9 million, respectively, compared to Ps.1,940.4 million, Ps.2,148.8 million and Ps.2,259.9 million, respectively, under Mexican GAAP.

      The principal difference between merchandise, service revenues and other under Mexican GAAP and sales and money transfer services under U.S. GAAP relates to the exclusion from sales and money transfer services of (i) the mark-up on installment sales and stated and penalty interest, which are included in operating income under U.S. GAAP in the line item "interest earned from consumer credit operations", (ii) loss on monetary position from accounts receivable, which is included in "other financing expense". In addition, under Mexican GAAP, Banco Azteca is not consolidated but rather accounted by the equity method considering the non-homogenous nature of its operations, whereas under U.S. GAAP, all wholly-owned subsidiaries must be consolidated. The principal differences between Mexican GAAP and U.S. GAAP that affect our operating income relate to the inclusion, for purposes of calculating operating income under Mexican GAAP but not U.S. GAAP, of the loss on monetary position from accounts receivable.

      Net income (loss) under U.S. GAAP was Ps.1,424.4 million (Ps. 5.90 per share), Ps.1,155.9 million (Ps.4.71 per share) and (Ps.17.5) million (or a loss of Ps.0.07 per share) for the fiscal years 2000, 2001, and 2002, respectively, compared with income of majority stockholders under Mexican GAAP of Ps.1,238.7 million (Ps.5.22 per share), Ps.1,201.5 million (Ps.4.95 per share) and Ps.79.9 million (Ps.0.30 per share) for the comparable periods. Majority stockholders' equity under U.S. GAAP as of December 31, 2001 and 2002 was Ps.2,718.8 million and Ps.1,789.9 million respectively, as compared to Ps.6,296.3 million and Ps.5,251.4 million, respectively, under Mexican GAAP.

      The principal differences between Mexican GAAP and U.S. GAAP that affect our net income relate to the treatment of the following items: (i) stock options granted to employees; (ii) acquisition of the interest in CASA; (iii) deferred income taxes; (iv) accounting for the acquisition of Grupo SyR; (v) accounting for derivative and hedging transactions; and (vi) the cumulative effect of changes in goodwill accounting principles. The principal differences between Mexican GAAP and U.S. GAAP that affect our majority stockholders' equity relate to the treatment of the following items: (i) deferred income; (ii) deferred income taxes; (iii) goodwill relating to the acquisition of the interest in CASA; (iv) goodwill in connection with other acquisitions; (v) derivative and hedging transactions; and (vi) the cumulative effect of changes in goodwill accounting principles.

New Accounting Pronouncements

Mexican GAAP

      In December 2001, the Mexican Institute of Public Accountants (MIPA) issued revised Statement C-8 "Intangible Assets", which supersedes Statement C-8. The provisions of this new statement are required to be applied as from January 1, 2003; however, early adoption is recommended.

      Statement C-8 provides a clear definition of research and development costs, providing that only development costs may be deferred to a future period. Furthermore, Statement C-8 states that preoperating costs should be expensed as a period cost, unless they can be classified as development costs. Statement C-8 requires that goodwill and intangible assets, including previously existing goodwill and intangible assets, with indefinite useful lives should not be amortized, but should be tested for impairment annually. Goodwill and intangible assets with finite useful lives should be amortized over their useful life. We are currently evaluating the impact that the adoption of this statement will have on our consolidated financial statements.

      In November 2001, the MIPA issued revised Statement C-9, "Liabilities, Provisions, Contingent Assets and Liabilities and Commitments", which supersedes the original Statements C-9 and C-12. The provisions of this new statement are required to be applied beginning on January 1, 2003, although early adoption is recommended. Statement C-9 establishes a methodology for the valuation, presentation and disclosure of liabilities and provisions, as well as for the valuation and disclosure of contingent assets and liabilities, and for disclosure of commitments. Among other things, this statement establishes guidelines for the recognition of liabilities and cancellation of liabilities in the event of extinguishments, restructurings or conversion to equity. In addition, in the case of provisions, it introduces the concept of discounting long-term provisions. With respect to contingent liabilities, Statement C-9 states that all contingent liabilities whose realization is probable must be accounted for and disclosed in the financial statements, contingent liabilities whose realization is possible should not be accounted for in the financial statements, but must be disclosed, and contingent liabilities whose realization is remote should not be accounted for in the financial statements and need not be disclosed. Statement C-9 requires disclosure of committed amounts when they represent significant fixed asset additions, contracted services and goods that exceed the company's immediate needs or if the commitment is considered a contracted obligation. We are currently evaluating the impact that the adoption of this statement will have on its consolidated financial statements.

      In March 2003, the MIPA issued Statement C-15, "Impairment of Long-Lived Assets and Their Disposal", ("Statement C-15"), which will be effective as of January 1, 2004, although early adoption is recommended. Statement C-15 provides specific criteria in determining when there is an impairment in the value of long-lived assets, for both tangible and intangible assets. Furthermore, Statement C-15 establishes a methodology for calculating and recording losses arising from the impairment of assets and their reversal. Also, Statement C-15 provides presentation and disclosure in the case that there is subsequent reversal of the impairment. In addition Statement C-15 provides guidance for the accounting, presentation and disclosure for discontinued operations. We are currently evaluating the impact that adoption of this statement will have on its consolidated financial statements.

      U.S. GAAP

      In June 2001, the FASB issued SFAS 143 "Accounting for Asset Retirement Obligations" ("SFAS 143"). SFAS 143 requires the recognition of a liability for the legal obligations associated with the retirement of a tangible long-lived asset that results from the acquisition, construction and (or) normal operation of the asset. The liability is recognized at fair value in the period in which it is incurred if a reasonable estimate of fair value can be made. A corresponding asset retirement cost is added to the carrying value of the long-lived asset and is depreciated to expense using a systematic and rational method over its useful life. SFAS 143 is effective for fiscal years beginning after June 15, 2002. Upon initial adoption, a liability is recognized for existing asset retirement obligations and the associated asset retirement cost is capitalized as an increase to the carrying value of the asset. The recognized liability and asset are adjusted for cumulative accretion and accumulated depreciation, respectively, from the time period when the asset retirement obligation would have originally been recognized had this statement been in effect to the date of initial adoption. The cumulative effect of initial adoption of SFAS 143 is recorded as a change in accounting principle. We estimate that the adoption of SFAS 143 will not have a material impact on the consolidated financial statements.

      In August 2001, the FASB issued SFAS 144 "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144"). SFAS 144 supersedes SFAS 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of" and the accounting and reporting provisions of

APB Opinion No. 30 "Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions". SFAS 144 retains the fundamental provisions of SFAS 121 for recognition and measurement of the impairment of long-lived assets to be held and used, but resolves a number of implementation issues and establishes a single accounting model for assets to be disposed of. SFAS 144 also retains the requirements to report discontinued operations separately from continuing operations and extends that reporting to a component of an entity that either has been disposed of by sale, abandonment or distribution to owners or is classified as held for sale. The provisions of SFAS 144 are effective for financial statements issued for fiscal years beginning after December 15, 2001 and their interim periods. The provisions of SFAS 144 for long-lived assets to be disposed of by sale or otherwise are effective for disposal activities initiated after the effective date of SFAS 144 or after its initial application. The adoption of SFAS 144 did not have a material impact on our consolidated financial statements.

      In April 2002, the FASB issued SFAS 145, "Rescission of SFAS Nos. 4, 44, and 64, Amendment of SFAS 13, and Technical Corrections as of April 2002" ("SFAS 145"), SFAS 145 rescinds SFAS No. 4, "Reporting Gains and Losses from Extinguishment of Debt," SFAS 44, "Accounting for Intangible Assets of Motor Carriers," and SFAS 64, "Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements." As a result, gains and losses from extinguishment of debt will no longer be classified as extraordinary items unless they meet the criteria of unusual or infrequent as described in Accounting Principles Boards Opinion 30, "Reporting the Results of Operations -Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions." In addition, SFAS 145 amends SFAS 13, "Accounting for Leases," to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. SFAS 145 also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. SFAS 145 is effective for fiscal years beginning after May 15, 2002. We do not expect the adoption of SFAS 145 will have a significant impact on the consolidated financial statements.

      In June 2002, the FASB issued SFAS 146, "Accounting for Costs Associated with Exit or Disposal Activities" ("SFAS 146"). The issuance of SFAS 146 nullifies the former guidance provided by the Emerging Issues Task Force ("EITF") Issue 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring" ("EITF 94-3"). SFAS 146 requires the recognition of a liability for costs associated with exit or disposal activity when the liability is incurred, rather than on the date commitment to an exit or disposal plan. SFAS 146 is effective for liabilities, related to exit or disposal activities, which are incurred after December 31, 2002, while earlier application is encouraged. We are currently evaluating the impact that the adoption of SFAS 146 will have on the consolidated financial statements.

      In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure - an amendment of FAS 123" ("SFAS 148"). SFAS 148 continues to permit entities to apply the intrinsic method of APB 25, "Accounting for Stock Issued to Employees", however, SFAS 148 is intended to encourage companies to adopt the accounting provisions of SFAS 123, "Accounting for Stock-Based Compensation" SFAS 148 provides three transition methods for companies who choose to adopt the provisions of SFAS 123, the prospective method, the modified prospective method and the retroactive restatement method. In addition, SFAS 148 mandates certain new disclosures. SFAS 148 is effective for fiscal years ending after December 15, 2002, with early adoption permitted. We are currently evaluating the impact that the adoption of SFAS 148 will have on the consolidated financial statements.

      In November 2002, the FASB issued Interpretation No. 45 ("FIN 45"), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others (an interpretation of FASB Statements No. 5, 57, and 107 and rescission of Interpretation No. 34)." FIN 45 clarifies the requirements of SFAS 5, "Accounting for Contingencies, relating to a guarantor's accounting for, and disclosure of, the issuance of certain types of guarantees. FIN 45 requires that upon issuance of a guarantee, the guarantor must recognize a liability for the fair value of the obligation it assumes under that guarantee. FIN 45's provisions for initial recognition and measurement should be applied on a prospective basis to guarantees issued or modified after December 31, 2002, irrespective of the guarantor's fiscal year-end. The guarantor's previous accounting for guarantees that were issued before the date of FIN 45's initial application may not be revised or restated to reflect the effect of the recognition and measurement provisions of the Interpretation. The disclosure requirements are effective for financial statements of both interim and annual periods that end after December 15, 2002. The adoption of FIN 45 did not have a material impact on our consolidated financial statements.

      In January 2003, the FASB issued Interpretation No. 46 ("FIN 46"), "Consolidation of Variable Interest Entities, an interpretation of ARB 51." The primary objectives of FIN 46 are to provide guidance on the identification of entities for which control is achieved through means other than through voting rights ("variable interest entities" or "VIEs") and how to determine when and which business enterprise should consolidate the VIE (the "primary beneficiary"). This new model for consolidation applies to an entity which either (1) the equity investors (if any) do not have a controlling financial interest or (2) the equity investment at risk is insufficient to finance that entity's activities without receiving additional subordinated financial support from other parties. In addition, FIN 46 requires that both the primary beneficiary and all other enterprises with a significant variable interest in a VIE make additional disclosures. FIN 46 applies immediately to variable interest entities created after January 31, 2003, and to variable interest entities in which an enterprise obtains an interest after that date. It applies in the first fiscal year or interim period beginning after June 15, 2003, to variable interest entities in which an enterprise holds a variable interest that it acquired before February 1, 2003. FIN 46 applies to public enterprises as of the beginning of the applicable interim or annual period, and it applies to nonpublic enterprises as of the end of the applicable annual period. We are currently evaluating the impact that the adoption of FIN 46 will have on the consolidated financial statements.

Item 6. Directors, Senior Management and Employees

Directors

      Our Board of Directors is comprised of nine members and their alternates who are elected for one-year terms at our ordinary meeting of shareholders. Four of the directors appointed must be independent directors who are not employed by or affiliated with our controlling shareholders. The following table lists our current directors, their position, their principal occupation and the year of their appointment to the board. On March 27, 2003, our shareholders elected new Directors to the Board, which is now comprised of the following persons.

Name                                Principal Occupation                                         Director     Age
                                                                                                   Since

---------------------------------------------------------------------------------------------------------------------
Ricardo B. Salinas Pliego(1)....... Chairman of the Board of Grupo Elektra                          1993       47
Hugo Salinas Price(2).............. Honorary President of Grupo Elektra                             1993       71
Pedro Padilla Longoria............. Chief Executive Officer of TV Azteca                            1993       37
Guillermo Salinas Pliego(1)........ President of Dataflux, S.A. de C.V.                             1993       43
Roberto Servitje Achutegui......... Chairman of Grupo Altex, S.C                                    2000       49
Manuel Rodriguez de Castro......... President of Agencia Hispana                                    2003       38
Jorge R. Bellot Castro............. President and Chairman of the Board of Grupo Cardinal           2003       47
Gonzalo Brockmann   Garcia......... President of Best Western Hotels Mexico, Central America        2003       48
                                    and Ecuador
Luis J. Echarte Fernandez ......... President and Chief Executive Officer of Azteca America         2003       59
                                    Network

----------------
(1)   Son of Hugo Salinas Price.

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

      Corporate Governance

      Following the implementation of our recapitalization, which was approved by our shareholders on June 25, 2002, our shareholders also approved important amendments to our bylaws related to the conversion of our old Series A, B and L Shares into a single series of Common Shares, with unrestricted voting rights. These changes did not modify those provisions of our bylaws related to corporate governance, preserving transparency and accountability to our shareholders, and those provisions that required clear and prompt communications with our minority shareholders. Under the amended bylaws, five members of the Board of Directors may be nominated by, and affiliated with, the Controlling Shareholders or with our management. Four members of the Board are required to be independent, with no affiliation with the Controlling Shareholders or management.

      o The Investments Committee reviews any material investments we make outside the ordinary course of business or not included in the annual budget and, with regard to such investments, evaluates opportunities and business risks. The members of the Investments Committee are Jorge R. Bellot Castro, Manuel Rodriguez de Castro, Guillermo Salinas Pliego and Rodrigo Pliego Abraham, our Chief Financial Officer (upon invitation).

      o The Audit Committee reviews our financial reporting procedures and internal financial control systems, as well as the activities and independence of independent auditors and the activities of internal audit staff. Audit Committee meetings are attended by both external auditors and our controller. The members of the Audit Committee are Gonzalo Brockmann Garcia, Manuel Rodriguez de Castro, Luis J. Echarte Fernandez and Javier Soni Ocampo (non-member of the Board of Directors).

      o The Management Compensation Committee reviews and makes recommendations to the Board of Directors with regard to the compensation, including incentives and bonuses, of senior executive officers of our company The members of the Compensation Committee are Gonzalo Brockmann Garcia, Roberto Servitje Achutegui and Guillermo Salinas Pliego.

      o The Related Party Transactions Committee reviews any material transactions with a related party of our company or our Controlling Shareholders. The members of the Related Party Transactions Committee are Gonzalo Brockmann Garcia, Manuel Rodriguez de Castro and Jorge R. Bellot Castro. In 2000, this committee considered and approved the decision to enter into an option agreement with CASA. See Item 4. "Information on the Company--Strategic Investments--CASA." In addition, the committee also approved the decision to enter into an agreement with Todito.com in May 2000. See
            Item 4. "Information on the Company--Our Business--Our Strategy--E-catalog" and "--Strategic Investments."

      The membership of the Board of Directors and the various committees of the Board changed during the period from January 2002 until March 27, 2003, the date on which Elektra held its Annual Shareholders' Meeting. At that meeting the shareholders approved changes in the composition of the Board and its committees that were proposed by the Board on October 22, 2002. Set forth below is a list of the individuals who served, and those who are currently serving, as members of the Board and its committees. The Board of Directors Members will occupied their charges until the shareholders approved changes to its composition.

Board Members

            Prior to March 27, 2003                     Current
            ---------------------------------------------------------------
            Affiliated Members:                   Affiliated Members:
            Ricardo B. Salinas                    Ricardo B. Salinas
            Hugo Salinas                          Hugo Salinas
            Pedro Padilla                         Pedro Padilla
            Guillermo Salinas                     Guillermo Salinas
            Elisa Salinas                         Luis J. Echarte

               Independent Members:                  Independent Members:
            Carlos Fernandez                      Manuel Rodriguez
            Roberto Servitje                      Roberto Servitje
            Karen Hendricks                       Jorge Bellot
            Dave Williams                         Gonzalo Brockmann

Committee Members:

    Related Parties
  Transaction Committee     Prior to March 27, 2003            Current
--------------------------------------------------------------------------------
                                 Dave Williams             Gonzalo Brockmann
                                Roberto Servitje           Manuel Rodriguez
                                 Pedro Padilla               Jorge Bellot

       Audit Committee      Prior to March 27, 2003            Current
--------------------------------------------------------------------------------
                                Karen Hendricks            Gonzalo Brockmann
                                Carlos Fernandez           Manuel Rodriguez
                               Guillermo Salinas             Luis Echarte

   Compensation Committee   Prior to March 27, 2003            Current
--------------------------------------------------------------------------------
                                 Dave Williams             Gonzalo Brockmann
                                Roberto Servitje           Roberto Servitje
                                 Pedro Padilla             Guillermo Salinas

    Investment Committee    Prior to March 27, 2003            Current
--------------------------------------------------------------------------------
                                Karen Hendricks              Jorge Bellot
                                Carlos Fernandez           Manuel Rodriguez
                               Guillermo Salinas           Guillermo Salinas

Executive Officers

      The following table lists each of our senior executive officers, his position, years of service as an executive officer (with us or our predecessor entities), and age, as of June 4, 2003:

                                                                                               Years as
Name                                       Position                                       Executive Officer      Age
Ricardo B. Salinas Pliego................  Chairman of the Board and President                   20              47
Javier Sarro Cortina.....................  Chief Executive Officer and Chief Operating           12              42
                                           Officer
Carlos Septien Michel....................  Chief Executive Officer of Banco Azteca                1              50
Rodrigo Pliego Abraham...................  Chief Financial Officer                                1              37
Manuel Gonzalez Palomo...................  Vice President Information Technology                  3              45
Mario Gordillo Rincon ...................  Director Officer of General Financial                  9              36
                                           Services Banco Azteca
Filiberto Jimenez Diaz...................  Director Officer of General of Store                   7              32
                                           Operations
Luis de la Macorra Rodriguez.............  Director Officer of General of Merchandising           1              44
Gabriel Roqueni Rello....................  General Counsel and Secretary of the Board            13              41
                                           of Grupo Elektra (not a member of the Board)

Director and Officer Biographies

      The following provides biographical information about the directors of the Company.

      Ricardo B. Salinas Pliego has served as our President since 1989 and as Chairman of our Board of Directors since 1993. Mr. Salinas is also Chairman and Chief Executive Officer of Grupo Salinas. He is also President of Unefon since 1998 and a director of Unefon since 1999. Prior to joining us in 1981, he worked at Arthur Andersen and The Brinkman Company. Mr. Salinas studied public accounting at the Instituto Tecnologico y de Estudios Superiores in Monterrey ("ITESM") and graduated with Honors in 1977. He went on to receive his Masters in Finance from the University of Tulane in 1979. Mr. Salinas also serves on the board of directors of numerous Mexican companies including Dataflux, Biper, Cosmofrecuencias and Todito. Recently, Mr. Salinas Pliego became the first foreigner to be recognized by the University of Tulane as a Distinguished Alumni.

      Hugo Salinas Price has served as our Honorary President since 1993. From 1952 to 1987, Mr. Salinas served as a director of our company. In 1997, he founded the Asociacion Civica Mexicana Pro-Plata A.C., for which he currently serves as president. Mr. Salinas holds degrees from Wharton and ITESM and a degree in Law from the Universidad Nacional Autonoma de Mexico ("UNAM").

      Pedro Padilla Longoria has served as a Director since 1993 and served as our Chief Executive Officer from 1993 until 2000. Mr. Padilla has been Chief Executive Officer of TV Azteca since August 2001 and he also serves on the board of directors of Biper, Unefon, and Cosmofrecuencias. Mr. Padilla also serves as Vice Chairman and Chief Operating Officer of Grupo Salinas. Mr. Padilla has extensive experience in cross border financial and commercial transactions. Mr. Padilla holds a degree in Law from UNAM.

      Guillermo Salinas Pliego has served as Director since 1993. He also serves on the board of directors of TV Azteca and is Chairman of the board of Dataflux. Mr. Salinas founded Dataflux while studying at ITESM and is currently the primary shareholder of the company. He has studied at the Colegio Britanico de la Ciudad de Mexico and at St. Andrew's College in Canada. Mr. Salinas holds a CPA degree from ITESM.

      Roberto Servitje Achutegui has served as Director since 2000. From 1993 until 2000, he served as an external advisor to our board of directors. He is the Chairman of Grupo Altec S.C. Formerly he was Executive Vice President and Director of Grupo Industrial Bimbo, Mexico's leading producer and distributor of bakery goods, where he worked for over 28 years. Mr. Servitje graduated from the Universidad Iberoamericana and holds an MBA from the J. L. Kellogg Graduate School of Business at Northwestern University.

      Manuel Rodriguez de Castro has served as Director since March 2003. He is President of Agencia Hispana, an investment bank targeting cross-businesses between European and American companies. He is also a board member of Grupo Oda, a Spanish distributor of telecommunications systems and wireless telephony. Mr. Rodriguez de Castro graduated in Economics from the La Salle Institute of Economics and holds various degrees from different universities and institutes from both Spain and the United States.

      Jorge R. Bellot Castro has served as Director since March 2003. He is President and Chairman of the Board of Grupo Cardinal, a leading insurance broker headquartered in Mexico City. Prior to that Mr. Bellot was Delegate Director of Oriente de Mexico, an insurance company in Mexico. He graduated from the Universidad del Valle de Mexico and holds a MBA from the Instituto Panamericano de Alta Direccion de Empresas ("IPADE").

      Gonzalo Brockmann Garcia has served as Director since March 2003. He is President of Best Western Hotels in Mexico, Central America and Ecuador. Formerly, he was President of Hostels of America. Mr. Brockmann graduated from the Universidad Anahuac and holds a MBA from the University of Texas and an Owner/President Management (OPM) Program from the University of Harvard.

      Luis J. Echarte Fernandez has served as Director since March 2003. He is President and Chief Executive Officer of Azteca America Network. He also acts as Chief Strategist Officer in Grupo Salinas. He was previously Chief Financial Officer of TV Azteca and Grupo Elektra. Mr. Echarte holds undergraduate degrees from Memphis State University and the University of Florida and has completed the Executive Management Program at Stanford University.

      The following provides biographical information about the executive officers of the Company.

      Javier Sarro Cortina has served as our Chief Executive Officer since January 2001 and in September 2000, he was appointed as the Chief Operating Officer for the Company. He originally joined Grupo Elektra in 1995 as Vice President for Financial Services. In addition, he served as the first CEO of Unefon.. Mr. Sarro began his career in the financial services industry. He has a MBA from the IPADE and completed undergraduate law studies at the Universidad Iberoamericana.

      Carlos Septien Michel has served as the Chief Executive Officer of Banco Azteca since April 2002. Previously, he served as the General Adjunct General Director of Banco Banorte. Prior to that, he held positions as Chief Executive Officer of BanCrecer, and Chief Executive Officer of Banco IXE. He has 24 years of banking experience, out of which the first twelve he spent at Banamex in various positions. Mr. Septien holds a Masters degree in Business Administration from Purdue University.

      Rodrigo Pliego Abraham has served as our Chief Financial Officer since August 2002. Previously, he was the Chief Financial Officer of TV Azteca since July 2001. Prior to serving as Chief Financial Officer in TV Azteca, he served as General Management Director of the Company from May 1994 through July 2001. He received a degree in electrical and mechanical engineering from the UNAM.

      Manuel Gonzalez Palomo has served as Vice President of Systems since 2000. Since joining Grupo Elektra in 1990, he held the positions of Director of Finance, Director of Human Resources and General Director of Systems. Mr. Gonzalez holds a bachelor's degree in accounting, an MBA and a Masters in Operations Research, all from the ITESM.

      Mario Gordillo Rincon has served as Director General Financial Services since 2001. Since joining Grupo Elektra in 1993 from Coca Cola Mexico, he has held several positions as Line Manager, Director of Financial Services, Director of Distribution, Director of the clothing operations, and General Director of Commercial Development. Mr. Gordillo holds a degree in of Industrial Engineering and Systems from the ITESM and a MBA from the IPADE and another on Finance from the ITESM.

      Filiberto Jimenez Diaz has served as the Director General of Store Operations since 2000. He joined Grupo Elektra in 1996 after spending two years at a consulting firm, and oversaw the launch of our Latin American operations as one of his early job responsibilities. Since then, he has served as the Director of Operations for our Elektra stores, and as the CEO of Salinas y Rocha after we purchased the company in March 1999. Mr. Jimenez holds a degree in Marketing and an MBA with a major in International Business.

      Luis de la Macorra Rodriguez has served as Director General of Merchandising since 2002. Previously, he was the Director of Commerce of Unefon overseeing the areas of customer service, marketing, purchases, logistics and distribution. Before that, Mr. De la Macorra worked in Kimberly Clark de Mexico where he held several key positions in the areas of commerce, branding, and products. He received a Bachelor in Business Administration from the Instituto Tecnologico Autonomo de Mexico ("ITAM").

      Gabriel Roqueni Rello has served as our General Counsel since 2000 and recently appointed as a non-member Secretary of our Board of Directors. Since joining Grupo Elektra in 1990, he previously served as a General Corporate Lawyer and as General Director of Operations. Mr. Roqueni is a graduate of the Universidad Panamericana and holds a MBA from the IPADE.

Compensation of Directors and Officers

      For the year ended December 31, 2002, the aggregate compensation paid to our executive officers (an average of 89 persons in senior and middle-level management) for services in all capacities was approximately Ps.142.3 million (approximately US$13.6 million). Traditionally, a token compensation was paid by our company to each member of the Board of Directors represented by one gold coin (centenario) per meeting attended. On January 26, 2000, our shareholders approved a resolution to pay each director an annual fee of US$25,000. In 1994, we established a non-contributory pension plan for our employees, including our officers. During 2000, 2001 and 2002, the charges to income related to such pension plan and seniority premiums were approximately Ps.10.0 million, Ps.8.0 million and Ps.11.2 million, respectively. As of December 31, 2002, the liabilities related to seniority premiums and such pension plan were Ps.56.4 million compared to Ps.60.0 million.

Stock Option Plan

      On February 28, 1994, our Board of Directors adopted an executive stock option plan (the "Stock Option Plan") through which store managers and all personnel senior to store managers employed prior to January 1, 1994 were granted options to purchase common shares at the price of Ps.12.50 per common shares. The Stock Option Plan also allowed employees whose employment date was during 1994 or 1995 to receive options beginning in 1996 and 1997, respectively, at an exercise price of Ps.16.25 (1994 employees) or Ps.20.00 (1995 employees) per common share. The Stock Option Plan authorizes the sale of up to a total of 14 million common shares (after giving effect to the fifteen-to-one reverse split of our stock authorized on June 25, 2002). Options granted under the Stock Option Plan are exercisable ratably over each year in the five-year period after the date on which they were granted as long as the rate of increase in our net profits over the previous year is more than 25%. If we fail to meet this performance target in any given year, the options that would have been exercisable in such year are eligible to be exercised in the following year and the five-year term of options is extended one year.

      As of December 31, 2002, options to acquire approximately 14.8 million common shares at prices of Ps.12.50, Ps.16.25 or Ps.20.00 per common share (depending on the relevant employment date) had been granted to 458 executives and key employees, of which 9,496,766 had been exercised. See Note 11 to our Consolidated Financial Statements.

      Set forth below are the number of common shares options, their exercise price and the expiration dates of all options outstanding as of December 31, 2002:

              Number of Unexercised Options           Exercise Prices           Current Expiration Dates
              -----------------------------           ---------------           ------------------------
                     5,027,216                              12.50                   February 28, 2024
                       177,688                              16.25                   February 28, 2024
                       127,669                              20.00                   February 28, 2024
  Total              5,332,573

Employees

      The following table sets forth the number of our employees, broken down by category of employment and geographical location for the years ending December 31, 2000, 2001 and 2002.

                                            Number of Employees
                                             as at December 31,
                                          ------------------------
                                           2000     2001     2002
                                          ------   ------   ------
Number of employees ...................   19,442   18,235   20,012

Category of activity
    Store employees ...................    9,171    7,121    7,302
    Credit and collections employees ..    4,471    5,118    8,288
    Corporate and administrative ......    5,800    5,996    4,422

Location
    Mexico ............................   17,430   16,215   18,710
    Dominican Republic ................      375      522       --
    El Salvador .......................      314      192       --
    Guatemala .........................      518      359      496
    Honduras ..........................      336      388      299
    Peru ..............................      469      559      507

      For a more detailed discussion of our employees and labor relations, see
Item 4. "Information on the Company--Our Business--Employees;"
"--Elektra--Elektra in Mexico--Employees;" "--Elektra--Elektra in Latin America--Employees;" "--Salinas y Rocha--Employees;" "--The One--Employees."

Share Ownership

      As of May 10, 2003, the heirs of Hugo Salinas Rocha, including Ricardo B. Salinas, our President and Chairman of the Board of Directors, and members of his immediate family, may be deemed to have beneficial ownership of 70.93% Common Shares. See Item 7. "Major Shareholders and Related Party Transactions--Major Shareholders." None of our other directors or executive officers is the beneficial owner of more than 1% of any class of our capital stock.

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

      As a consequence of our recapitalization in September 2002, (as a result of which all Series A, B, and L Shares were converted into a single class of Common Shares, with full and equal voting rights and no par value), 1,495,024,470 Serie A Shares, 2,347,018,555 Serie B Shares and 487,416,030 Serie
L Shares were converted into 288,630,604 New Common Shares.

      The following table sets forth, as of June 18, 2003, and February 2003 certain information with respect to the beneficial ownership of our capital stock of (i) each person who is known by us to own more than 5% of Common Shares and (ii) all executive officers and directors as a group.

                                                February 2002                              May 03
-------------------------------------------------------------------------------------------------------------------
        Identity of Owner            Number of    Aggregate Percentage of    Number of    Aggregate Percentage of
                                      Shares        Outstanding Shares        Shares        Outstanding Shares
-------------------------------------------------------------------------------------------------------------------
Hugo Salinas Rocha's heirs (1)        52,990,615            22.3%             50,006,811           20.7%
Esther Pliego de Salinas (2)          49,410,892            20.8%             49,410,892           20.5%
All executive Officers and           168,617,174            71.0%            208,436,721           86.3%
Directors of the Group (3)

-----------
(1) In February 1997, Mr. Hugo Salinas Rocha, our Honorary President of the Board of Directors, grandfather of Ricardo B. Salinas Pliego (our current President and Chairman of the Board of Directors), father of Mr. Hugo Salinas Price and father-in-law of Esther Pliego de Salinas, died, distributing the capital stock of Corporacion HSR, S.A. de C.V., the company through which he principally held shares of our company, to his children. Therefore, the heirs of Mr. Salinas Rocha as a group control his shares.

(2) Upon Mr. Hugo Salinas Rocha's death, a hereditary trust terminated and the shares held in trust were delivered to Esther Pliego de Salinas.

(3) In this item are included the shares of Hugo Salinas Rocha's heirs and Esther Pliego de Salinas as well as those in a trusteeship related to Sheung Wong Co. Ltd., a company controlled by the Controlling Shareholders of 65,476,170, shares, or 27.10% of our equity.

      The controlling beneficial shareholders of our company are the heirs of Hugo Salinas Rocha, including Ricardo B. Salinas and Esther Pliego de Salinas (collectively, the "Controlling Shareholders"). The Controlling Shareholders collectively own 168,617,174 currently outstanding Common Shares. The Controlling Shareholders thus control approximately 70.93% of our equity, while 29.07% is owned by outside investors. Through ownership of these shares, the Controlling Shareholders currently have the power to determine the outcome of substantially all actions requiring shareholder approval, including the power to elect eight of our nine directors and to determine whether or not dividends will be paid.

U.S. Shareholders

      As most of our GDSs are held by a nominee of The Depository Trust Company, it is not practicable for us to determine the number of GDSs or the number of our company's Common Shares beneficially owned in the United States.

                           RELATED PARTY TRANSACTIONS

Interest of Management in Certain Transactions

      Historically, we have engaged, and we expect to continue to engage, in a variety of transactions with our affiliates, including entities owned or controlled by our Controlling Shareholders. Since 1995, we have had a committee on related party transactions to provide an independent review of transactions with affiliates to determine whether these transactions are related to our business and are consummated on terms that are at least as favorable to us as terms that would be obtainable at the time for a comparable transaction or series of similar transactions in arm's-length dealings with an unrelated third person. In October of 1999, our shareholders approved amendments to our bylaws which enacted significant changes in our corporate governance policies. These changes were designed to increase our transparency and accountability to our shareholders and to encourage good communications with our minority shareholders. Among these changes, the shareholders approved amendments to our bylaws which formalize the existence of the committee on related party transactions. The committee is comprised of three members, two of whom must be independent directors. On, March 27, 2003 we appointed new members of the related party transactions committee. We anticipate that we will continue to engage in transactions with affiliates and that our current arrangements and any future renewals of these arrangements with our affiliates will receive a favorable review from the new committee. We have also agreed to terms governing our indebtedness which restrict our ability to engage in transactions with affiliates.

Loans to Affiliates

      From time to time, we have made loans to our affiliates. However, as of December 31, 2002, there were no material loans to affiliates outstanding.

Loans from Affiliates

      On January 19, 2000, January 28, 2000 and February 15, 2000, TV Azteca made a series of short-term loans to our company, for an aggregate amount of Ps.200.4 million (US$20 million), each accruing interest at an annual rate of 13%. We repaid these loans on March 31, 2000.

Purchase of CASA "N" Shares

      On March 26, 1996, we purchased 35.8% of the capital stock of CASA, a holding company through which our controlling shareholders own their interests in TV Azteca and Grupo COTSA. CASA indirectly owns (through Azteca Holdings, S.A. de C.V., an intermediate holding company) approximately 55.7% of the outstanding common stock and 51% of the voting stock of TV Azteca and 17.7 % of the outstanding common stock and 50.0% of the voting stock of Grupo COTSA.

TV Azteca Advertising Agreements

      In connection with the investment in CASA, the shareholders of CASA caused subsidiaries of TV Azteca to enter into a Television Advertising Time Agreement with us on March 25, 1996 (the "Unsold Airtime Agreement"). Under the Unsold Airtime Agreement, TV Azteca agreed to air not less than 300 commercial spots per week for a period of 10 years, each spot with 20 seconds average duration, totaling 5,200 minutes each year, in otherwise unsold airtime. In exchange for such television advertising time,

Elektra agreed to pay TV Azteca US$1.5 million each year, payable in advance each year. TV Azteca may not terminate the Unsold Airtime Agreement. However, we may terminate the Unsold Airtime Agreement at any time upon at least 90 days' notice. Our rights under the Unsold Airtime Agreement may be transferred to third parties. For the years ended December 31, 2000, 2001 and 2002, we recorded advertising expenses of Ps.16.2 million, Ps.18.1 million and Ps.14.0 million, respectively, under this agreement.

      On December 22, 1998, we entered into a Television Advertising Time Agreement with TV Azteca (the "Prime Airtime Agreement"). Under the Prime Airtime Agreement, TV Azteca has agreed to air commercial spots for Elektra at discounted rates based on the gross rating points assigned to the airtime chosen by us for each commercial spot. At least 60% of the commercial spots must be aired on "stellar" airtime, i.e. from 7:00 p.m. to midnight, and half of this 60% (30%) must be aired on "prime" airtime, i.e. from 9:00 p.m. to 11:00 p.m. The remaining 40% may be aired on airtime other than from 7:00 p.m. to midnight. Under the Prime Airtime Agreement, we determine each year how much airtime to purchase from TV Azteca for that particular year. In 2001 and 2002, we did not purchase any airtime under this agreement. The Prime Airtime Agreement was executed for a term of five years. The Prime Airtime Agreement may not be terminated by Elektra, but may be terminated at any time by TV Azteca upon at least 15 business days' notice. Our rights under the Prime Airtime Agreement may not be transferred to third parties.

      On February 17, 2000, we entered into an additional advertising agreement with TV Azteca effective for one year, pursuant to which TV Azteca will air commercial spots for us at rates based on the rating points assigned per program. At December 31, 2001 and 2002, we purchased airtime amounting to Ps.56.1 million and Ps.62.3, respectively, million under this contract.

      In May, 2001, Elektra del Milenio, S.A. de C.V., a wholly owned subsidiary of ours, entered into an advertising agreement with TV Azteca pursuant to which Elektra del Milenio of Grupo Elektra purchased advertising time on TV Azteca's channel 7 and channel 13 for the time period from May 2001 through December 2001. We paid a total of Ps.57.6 million, in five monthly installments, to TV Azteca as consideration for this agreement.

COTSA

      On September 30, 1999, Inmuebles Ardoma, S.A. de C.V. (a wholly-owned subsidiary of Grupo Elektra) acquired approximately 90% of the capital stock of COTSA in exchange for capitalizing Ps.369.6 million of accounts receivable due from COTSA. See Item 4. "Information on the Company--Strategic
Investments--COTSA."

Unefon Agreement

      As part of our investment in CASA and through CASA, in TV Azteca, we indirectly own 8.3% of Unefon. At the August 31, 2000 meeting of our Committee on Related Party Transactions, it was agreed to terminate our previous agreement with Unefon, dated October 15, 1999, and to enter into a new ten-year agreement beginning January 1, 2000.

      Pursuant to our agreement with Unefon, we market, sell and distribute Unefon's wireless telecommunications and other telephony products and services through our stores. See "Item 4. Information on the Company--Additional Services."

      On October 19, 2000, TV Azteca granted to certain of its shareholders, including Azteca Holdings, rights to acquire all of its shares of Unefon. See "Item 4. Information on the Company--Strategic Investments--TV Azteca Spin-Off of Unefon."

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

      We recorded revenues under these agreements of Ps.27.9 million, Ps.5.0 million and Ps.0.7 million for the years ended December 31, 2000, 2001 and 2002, respectively.

      We also sell certain goods to Biper and Radiocel including electronic devices, computers and communication equipment. Revenues from sales to Biper and Radiocel for the years ended December 31, 2000, 2001 and 2002 amounted to Ps.132.3 million, Ps.6.1 million and Ps.2.5 million, respectively.

Todito.com ("Todito")

      As approved by our Related Party Transactions Committee, we entered into an agreement with Todito on May 9, 2000 for a duration of five years, pursuant to which Elektra and Salinas y Rocha rent and The One rented space in their stores to Todito, in which Todito installs Internet kiosks and offer its services through its www.todito.com Internet portal. In addition, our stores provide Todito with space on all their web pages (www.elektra.com.mx, www.salinasyrocha.com.mx ) to place a fixed icon with the Todito logo, and, in return, Todito provides the stores with space on its website to place a fixed icon, which works as a link to the stores' web pages. The stores also grant the right to Todito to sell, on an exclusive basis, its banner and button inventory appearing on their web pages.

      Customers may make payments for sales completed through the Todito Internet portal at our stores, which will be paid a commission on payments received. The stores are required to deposit the amounts collected in a Todito account within three days following the collection.

      For the years ended December 31, 2001 and 2002, we generated Ps.0.2 million and Ps. 2.2 million, respectively, of revenues from this agreement, while in 2000 the agreement generated no revenue for us.

Banco Azteca

      We have entered into a series of agreements with Banco Azteca, which are described more fully under Item 5, "Operating and Financial Revenues and Prospects--Recent Developments--Transactions with Banco Azteca."

      Item 8. Financial Information

Consolidated Financial Statements

      See Item 18. "Financial Statements" and pages F-1 through F-85.

Legal Proceedings

      We do not believe that any legal proceedings to which we or any subsidiary are a party will, individually or in the aggregate, have a material adverse effect on our business, financial condition or results of operations.

      Suspension of Payments

      In September 1983, Elektra Mexicana, S.A. de C.V. ("Elektra Mexicana") and certain subsidiaries of Elektra Mexicana were subject to suspension of payments proceedings in Mexico as a result of the inability to pay debts due to the devaluation of the peso in the early 1980s. Elektra Mexicana is currently a subsidiary of our company and was, at the time of the suspension of payments proceedings, the owner and operator of our Elektra stores. In 1984, the Mexican court having jurisdiction over the suspension of payments proceedings approved a plan of reorganization (the "Plan") for Elektra Mexicana and its subsidiaries. As a result of the suspension of payments proceedings, we and our current operating subsidiaries were formed to operate our business. Elektra Mexicana has paid the settlement claims stipulated in the Plan and is in the process of proving the payment of such claims to the authorities. Once payment has been proven, the suspension of payments process will be formally terminated. We are aware of three creditors who did not consent to the Plan. Two of these creditors have filed no objection to the Plan and have not sought to collect any amounts owed to them. One financial institution (the "Financial Institution") has sought to enforce a promissory note in the original principal amount of US$3,375,000, together with accrued interest and penalty interest to the date of repayment. Under the terms of the Plan, the Financial Institution is entitled to receive Ps.444,251. The Financial Institution has instituted two separate proceedings in the Mexican federal courts seeking to enforce the promissory note. Each of these proceedings had been dismissed, until the federal court resolved to reactivate one of them. This proceeding is presently pending. Based on the advice of our legal counsel we expect this proceeding to be dismissed. If the Financial Institution were to prevail and Elektra Mexicana could not otherwise satisfy the Financial Institution's claim, a court could order the sale of certain property leased to us (including a warehouse and a small number of stores). We cannot assure you that we would be able to renew any such leases on the same or similar terms.

      General

      The Ley Federal de Proteccion al Consumidor (the "Consumer Protection Act") establishes that manufacturers, importers and sellers of defective products , may be subject to liability for loss and injury caused by such products. When our clients make claims against us for that liability, we transfer the responsibility to respond to such claims to the manufacturer of the defective product who will indemnify the client for any loss and injury caused. See Item 4 "Information on the Company--Regulation."

Dividend Policy

      For a discussion of our dividend policy, see Item 4. "Information on the Company--Dividends."

Item 9. The Offer and Listing.

                          NATURE OF THE TRADING MARKET

      Prior to September 2002, when our recapitalization became effective, our CPO's were traded on the Mexican Stock Exchange. Each CPO represented financial interests in, and limited voting rights with respect to, two B Shares and one L Share. The GDSs have been issued by the Depositary. On August 15, 1997, our shareholders approved a ten-for-one split of our stock. Prior to October 3, 1997, the effective date of this stock split, each GDS represented 2 CPOs. Thereafter and as of December 31, 2000, each GDS represented 10 CPO's, as issued by the CPO Trustee for the CPO Trust. The GDSs are traded on the New York Stock Exchange (the "NYSE"). The GDSs are also quoted on the Stock Exchange Automated Quotation system of the International Stock Exchange of the United Kingdom and the Republic of Ireland, Ltd. (SEAQ International).

      Our A, B and L Shares (together, "the Shares") were also listed on the Mexican Stock Exchange. The A and B Shares were traded until our recapitalization took place.

      Since the initial issuance of L Shares on December 13, 1993, the L Shares were traded on Subsection "A" of the Mexican Stock Exchange. Subsequent to the restructuring of our capital effected on July 12, 1994 (the "Recapitalization"), the CPO replaced the L Share as the principal form of equity security of our company traded in Mexico. In December 1994, we completed a Level II listing in the form of GDRs on the NYSE which is traded under the symbol "EKT". On December 18, 2000, we completed the merger of Grupo Elektra into Grupo SyR, as a result of which all pre-merger Shares, CPOs and GDSs were technically replaced with identical numbers of post-merger Shares, CPOs and GDSs, with identical features, of Grupo SyR, which is now named Grupo Elektra. At December 31, 2000, 111,731,940 of our CPOs were represented by 11,173,194 GDSs. Approximately 9% of our total number of CPO's were held in the form of GDSs in 2000. At December 2001 there were 85,437,420 of our CPOs represented by 8,543,742 GDSs. Approximately 7% of our total number of CPOs were held in the form of GDSs in 2001.

      As consequence of our recapitalization, all three of our series of existing shares , "A", B" and "L" Series, were converted into a single new class of Common Shares and the CPOs were converted into Common Shares at the following ratio:

            o 1 new Common Share = 5 old CPOs (representing 10 Series B Shares and 5 Series L Shares)

            o 1 new GDS = 20 old CPOs (representing 40 Series B Shares and 20 Series L Shares).

      See Item 10 ,"Additional Information".

      At December 2002 we had 4,570, 961 GDSs which representing 18,283,844 Common Shares. As most of the GDSs are held by a nominee of The Depository Trust Company, it is not practicable for us to determine the number of GDSs or shares beneficially owned in the United States.

      The following tables set forth, for the periods indicated, the reported high and low sales prices of our principal form of equity security on the Mexican Stock Exchange, and of GDSs on the New York Stock Exchange. Prices have not been restated in constant currency units or to reflect the stock split described below.

                                        Mexican Stock Exchange                   New York Stock Exchange
                                    Nominal Pesos Per Common Share                     US$ per GDS
                                  ---------------------------------------------------------------------------
                                      High                 Low                  High                 Low
                                  ----------------------------------------------------------------------------
1997                               Ps.  68.76           Ps.  29.16           US$  37.12           US$  15.00
1998                                    69.72                15.50                36.00                 5.75
1999                                    46.85                18.52                19.88                 7.00

2000:
      First Quarter                Ps.  65.28           Ps.  38.83           US$  28.50           US$  16.25
      Second Quarter                    59.00                34.00                25.38                13.88
      Third Quarter                     56.50                40.00                23.25                17.38
      Fourth Quarter                    53.90                39.20                22.00                16.25

2001:
      First Quarter                Ps.  51.00           Ps.  38.20           US$  21.25           US$  15.75
      Second Quarter                    49.55                39.00                19.96                16.32
      Third Quarter                     46.25                22.20                20.14                 9.40
      Fourth Quarter                    32.35                22.00                13.90                 9.10

2002
      First Quarter                Ps   37.70           Ps.  29.75           US$   17.00          US$  12.80
      Second Quarter                    55.00                37.55                 23.12               15.94
      Third Quarter                     43.75                30.66                 17.44               12.00
      Fourth Quarter                    38.86                23.23                 15.75                9.30

2003
      January                      Ps.  25.89           Ps.  20.89           US$   9.90           US$   7.71
      February                          23.39                20.70                 8.42                 7.50
      March                             23.18                20.27                 9.02                 7.42
      April                             27.86                22.00                10.79                 8.19
      May                               31.00                27.40                12.30                10.73
      June (1)                          29.29                27.96                11.20                11.20

---------------

(1)   Through June 4, 2003.

      At our annual ordinary and extraordinary meeting of shareholders held on March 27, 2003 our shareholders approved the establishment of a reserve in our stockholders' equity account in the amount of Ps.$2,149,960.00 for the repurchase of our stock, in accordance with rules established by the Comision Nacional Bancaria y de Valores, the Mexican banking and Securities Commission (the "CNBV"). We may purchase our Common Shares on the Mexican Stock Exchange and our GDSs on the New York Stock Exchange at prevailing prices to the extent of funds remaining in this reserve account.

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

Organization and Register

         Grupo Elektra is a sociedad anonima de capital variable organized in AMexico under the Mexican General Corporate Law (Ley General de Sociedades Mercantiles). Our company was registered in the Public Registry of Commerce of Mexico City on September 18, 2000 under the number 119,176-35,112.

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

Voting Rights

      As a result of our recapitalization in September 2002, Series A, B and L shares were converted into a single class of Common, ordinary, non par value Shares with full voting and equal dividend rights. Each common share entitles the holder thereof to one vote at all Annual and Extraordinary meetings of our shareholders.

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

      An ordinary general meeting of the holders must be held each year to consider the approval of the financial statements for the preceding fiscal year, to elect directors and statutory auditors and to determine the allocation of the profits of the preceding year.

      The quorum for an ordinary general meeting of common shares is 50% of the company's capital stock, and action may be taken by a majority of the shares present. If a quorum is not available, a second meeting may be called at which action may be taken by a majority of the Common Shares, regardless of the number of such shares. The quorum for an extraordinary general meeting at which holders is 75% of the outstanding capital stock and action may be taken by 50 % of the outstanding Common Shares. If a quorum is not available in either case, a second meeting may be called and action may be taken, provided a majority of the shares entitled to vote is present and an action may be taken by the favorable vote of that 50% of Common Shares.

      Shareholders' meetings may be called by the Board of Directors, the statutory auditors or a court. The Board of Directors or the statutory auditors may be required to call a meeting of shareholders by the holders or 33% of Common Shares. Notice of meetings must be published in the Diario Oficial de la Federacion or a newspaper of general circulation in Mexico City at least fifteen days prior to the meeting. In order to attend a meeting, shareholders must deposit their shares with us at our office in Mexico City, with a Mexican or foreign banking institution or with a Mexican exchange broker. If so entitled to attend the meeting, a shareholder may be represented by proxy.

Dividend Rights

      At the annual ordinary general meeting of holders Common Shares, the Board of Directors submits our financial statements for the previous fiscal year, together with a report thereon by the Board, to the holders of Common Shares; once they have approved the financial statements, determine the allocation of our net profits for the preceding year. They are required by law to allocate 5% of such net profits to a legal reserve, which is not thereafter available for distribution except as a stock dividend, until the amount of the legal reserve equals 20% of our historical capital stock (before effect of restatement). The remainder of net profits is available for distribution. All shares outstanding at the time a dividend or other distribution is declared are entitled to share in such dividend or other distribution.

Preemptive Rights

      In the event of a capital increase, a holder of existing Common Shares or GDS that are U.S. persons or foreigners have a preferential right to subscribe for a sufficient number of Common Shares to maintain their existing proportionate holdings Shares. Preemptive rights must be exercised within 15 days following the publication of notice of the capital increase in the Diario Oficial de la Federacion and a newspaper of general circulation in Mexico City. Under Mexican law, preemptive rights cannot be waived in advance of the issuance thereof and cannot be represented by an instrument that is negotiable separately from the corresponding share. As a result, there is no trading market for the rights in connection with a capital increase. We may not be able to offer shares to U.S. holders of GDSs pursuant to preemptive rights granted to our shareholders in connection with any future issuance of shares unless:

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

      Variable capital. Our capital stock has a fixed minimum of Ps.558,243,160, without right of redemption, represented by 242,204,800 ordinary, non par value Common Shares. The variable part of our capital stock is unlimited and is represented by shares of equal characteristics. However, no variable capital has been subscribed as of December 31, 2002.

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

      On June 4, 1999, we amended our bylaws and removed all foreign investment restrictions on ownership of Series A Shares. As a result of such amendment, our bylaws contain no restrictions on the ownership of our shares or on the ownership of CPO's (subject to certain limitations on voting rights described below).

      Since the implementation of our recapitalization, our bylaws contain no restriction on the ownership of Common Shares nor for GDSs.

      Ownership by non-Mexicans of shares of Mexican enterprises is regulated by the Ley de Inversion Extranjera (the "Foreign Investment Law") and the Reglamento de la Ley de Inversion Extranjera y del Registro Nacional de Inversiones Extranjeras (the "Foreign Investment Regulations").

      The Foreign Investment Law and Regulations require that we register any non-Mexican owner of any Global Depositary Shares with the National Registry of Foreign Investment. A non-Mexican owner of GDSs who has not been registered is not entitled to vote any shares underlying GDSs that he otherwise would have the right to vote or to receive dividends with respect to the Common Shares underlying it. We have registered the Depositary for this purpose with respect to the GDSs and the Common Shares represented thereby.

Limitations on Voting Rights

      For Mexican law purposes, the Depositary is considered the owner of the shares which are represented by GDSs . Since the implementation of Grupo Elektra's recapitalization, holders of GDSs have equal voting rights with respect to the underlying Common Shares. All holders of GDSs, whether or not they are Eligible Mexican Holders, are entitled to give instructions as to the manner in which the Depositary should vote the Common Shares represented thereby (who in turn conveys them to the Common Representative) who must receive the voting instructions at least five business days prior to the relevant meeting.

      As a result of the recapitalization and resulting amendments to our bylaws, all holders of Common Shares or GDR's are entitled to give instructions as to the manner in which the Depositary should vote at annual and extraordinary shareholders meetings, which include, but are not limited to, the following corporate actions: (i) transforming our company from one type of company to another, (ii) any merger in which we are not the surviving entity, and (iii) de-listing of the Common Shares from the Mexican Stock Exchange or any foreign stock exchange or cancellation of the registration of such shares with the National Securities Registry.

Restrictions Imposed by Bylaws, and Mexican Law

      Our bylaws provide that legal actions relating to the execution, interpretation or performance of the Bylaws may be brought only in courts in Mexico, D.F. Non-Mexican stockholders and GDSs holders, respectively, of our company formally agree with the Foreign Affairs Ministry (i) to be considered as Mexicans with respect to the shares or the GDSs, as the case may be, of our company that they acquire or hold as well as with respect to the property, rights, concessions, participation or interests owned by us and with respect to the rights and obligations derived from any agreements we have with the Mexican Government and (ii) not to invoke the diplomatic protection or intervention of their own governments. If a non-Mexican stockholder or GDSs holder should invoke governmental diplomatic protection or intervention in violation of this agreement, its shares or GDSs, as the case may be, could be forfeited to the Mexican Government. Under Mexican law, it is not clear what actions would constitute invoking governmental protection or intervention that would result in forfeiture of shares or GDSs or what process would be implemented in connection with the forfeiture provisions; however, institution of judicial proceedings in a foreign country would not be deemed an invocation of diplomatic protection or intervention which would result in a forfeiture of shares.

      Whenever the stockholders approve a change of corporate purposes, change of nationality of the corporation or transformation from one form of company to another, any stockholder that has voted against it has appraisal rights whereby it may withdraw from our company and receive an amount, attributable to its shares calculated as specified under Mexican law. Such appraisal rights must be exercised within 15 days following the relevant shareholders meeting .

                                RECAPITALIZATION

      On April 18, 2002 the Board of Directors of Grupo Elektra approved a recapitalization plan converting all three of our classes of existing shares into a single new class of Common Shares. At an Extraordinary Meeting of holders of Series A, B and L Shares held on June 25, 2002, the holders approved the conversion of all three Series into a single series of Common Shares, with no par value, with full and equal voting rights, at a conversion ration of 15 Shares (of Series A, B and L Shares) for each new Common Share. The recapitalization became effective on September 9, 2002.

      Prior to the recapitalization, our shares were held in the form of CPO's, in which each CPO represented financial interests in, and limited voting rights with respect to two B Shares and one L Share. Outside of Mexico, our shares were held in the form of Global Depositary Shares ("GDSs"), evidenced by Global Depositary Receipts, each GDS representing 10 CPO's. The GDSs are listed on the New York Stock Exchange (the "NYSE"). The CPO's were converted into Common Shares at the following ratio:

      o 1 new Common Share = 5 old CPO's (representing 10 old Series B Shares and 5 old Series L Shares or 4 new Common Shares)

      o 1 new GDS = 20 old CPO's (representing 40 old Series B Shares and 20 old Series L Shares or 4 new Common Shares).

      As a result of the recapitalization, the Series A, B and L Shares and the CPO's were cancelled, and their listing on the Mexican Stock Exchange and the NYSE was cancelled. In addition, the CPO Trust Agreement with Banco del Atlantico, S.A. was terminated.

      As a result of the recapitalization, 288,630,604 new Common Shares were issued in exchange for (i) 1,495,024,470 Series A Shares, (ii) 2,347,018,555 Series B Shares and (iii) 487,416,030 Series L Shares.

      The conversion of Elektra's Shares into a single class of Common Shares did not alter the economic rights of our shareholders. The conversion did, however, increase the voting rights of minority shareholders. The recapitalization was implemented in order to improve the liquidity of our capital stock, eliminate disparities in the rights of our shareholders, and increase the fairness and the transparency of our equity structure, which we believe will allow the markets to better track and evaluate our per share performance.

                                    TAXATION

      The following summary contains a description of the principal Mexican and United States Federal income tax consequences of the purchase, ownership and disposition of the Notes, the GDSs or the Shares, but does not purport to be a complete analysis of all the potential tax considerations relating thereto. This summary is based on the tax laws of Mexico and the United States in force on the date of this Annual Report, including the provisions of the income tax treaty between the United States and Mexico (the "Tax Treaty"), which are subject to change. This summary deals only with holders that will hold Notes, GDSs or Shares as capital assets and does not address tax considerations applicable to investors that may be subject to special tax rules, such as banks, tax-exempt organizations, insurance companies, dealers in securities or currencies, persons that will hold the Notes, GDSs or Shares as part of an integrated investment (including a "straddle") comprised of Notes, GDSs or Shares and one or more other positions, persons that have a "functional currency" other than the U.S. Dollar and persons that own or are treated as owning 10% or more of our voting shares, nor does it address the tax treatment of holders of Notes who did not acquire the Notes at their issue price as part of their initial distribution.

      Holders of Notes, GDSs or Shares should consult their own tax advisors as to the United States Federal, Mexican or other tax consequences of the purchase, ownership and disposition of Notes, GDSs or Shares, including, in particular, the effect of any foreign, state or local tax laws.

      References to Shares in this section "Taxation" refer equally to Shares represented by GDSs.

      As used herein, the term "United States Holder" means the beneficial owner of Notes or Shares that is, for United States income tax purposes, (i) an individual citizen or resident of the United States, (ii) a United States domestic corporation or (iii) otherwise subject to United States Federal income tax on a net income basis in respect of Notes or Shares.

      As used herein, the term "Foreign Holder" means a holder that is not a resident of Mexico and that will not hold Notes or Shares or a beneficial interest therein in connection with the conduct of a trade or business through a permanent establishment in Mexico.

      For purposes of Mexican taxation, an individual is a resident of Mexico if he has established his domicile in Mexico, unless he has resided in another country for more than 183 calendar days, whether consecutive or not, (except for public officers or governmental employees) in any one calendar year and can demonstrate that he has become a resident of that country for tax purposes, and a legal entity is a resident of Mexico if it is incorporated under Mexican law or if it has its principal place of business or its place of effective management in Mexico. A Mexican citizen pursuant to Mexican law is presumed to be a resident of Mexico for tax purposes unless such person can demonstrate otherwise. If a person has a permanent establishment in Mexico, such permanent establishment shall be required to pay taxes in Mexico on income attributable to such permanent establishment in accordance with relevant tax provisions.

      Tax Considerations Relating to the Notes

      Mexican Taxation

      Taxation of Interest and Principal

      Under Mexico's Income Tax law, payments of interest made by the Company in respect of the Notes (including payments of principal in excess of the issue price of such Notes, which, under Mexican law, are deemed to be interest) to a non-resident holder will generally be subject to a Mexican withholding tax assessed at a rate of 4.9% if (i) the relevant Notes are registered with the Special Section of the National Registry of Securities and Intermediaries (RNVI) maintained by the National Banking and Securities Commission, (ii) the Notes are placed, through banks or brokerage houses, in a country which has entered into a treaty to avoid double taxation with Mexico, (iii) certain requirements established by the Ministry of Finance are complied with and (iv) no party related to us (defined under the applicable law as parties that are (x) shareholders of our company that own, directly or indirectly, individually or collectively, with related persons (within the meaning of the applicable law) more than ten percent (10%) of our voting stock or (y) corporations more than twenty percent (20%) of the stock of which is owned, directly or indirectly, individually or collectively, with related persons of our company), directly or indirectly, is the effective beneficiary of five percent (5%) or more of the aggregate amount of each such interest payment.

      The requirements established by the Ministry of Finance are: (i) the Notes continue to be registered in the Special Section of the RNVI and copies of approval of such registration are provided to the Ministry of Finance, (ii) the company timely filed with the Ministry of Finance after completion of the transaction, certain information relating to the issuance of the notes, (iii) the Company timely files with the Ministry of Finance within the first 15 business days of July and October 2003, and January and April 2004, information regarding the amount of interest paid on the Notes and the date of such payment, and a statement representing that no party related to the Company (as such terms are defined in the Rules), jointly or individually, directly or indirectly, is the effective beneficiary of 5.0% or more of the aggregate amount of each such interest payment, and (iv) the Company maintains records which evidence compliance with items (i) and (iii) above. The Company expects that such conditions will be met. If the requirements under such rule are not complied with, withholding tax on the payment of interest on the Notes will be assessed at a rate of 10% for holders other than parties related to the Company as described in item (iv) above, in which case payments of interest will be assessed at a rate of 34%. The Rules, together with other tax regulations, are promulgated on an annual basis, and therefore, no assurances can be given that the Rules will be extended or that equivalent Rules will be enacted.

      Apart from the Mexican Income tax law discussed in the preceding paragraphs, other provisions reducing the rate of Mexican withholding taxes may also apply. Under the Tax Treaty, the rate would be 4.9% for certain holders that are residents of the United States (within the meaning of the Tax Treaty).

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

      The calculation of foreign tax credits and, in the case of a United States Holder that elects to deduct foreign taxes, the availability of deductions involves the application of rules that depend on a United States Holder's particular circumstances. Under rules enacted by Congress in 1997 and other guidance released by the United States Treasury, foreign tax credits may not be allowed for withholding taxes imposed in respect of certain short-term or hedged positions in securities or in respect of arrangements in which a United States Holder's expected economic profit is insubstantial. United States Holders should consult their own tax advisors regarding the availability of foreign tax credits and the treatment of Additional Amounts in light of their particular circumstances.

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

      Taxation of Dispositions

      Upon the sale, exchange (other than an exchange for registered 2008 Notes as provided above), retirement (including a redemption by us) or other disposition of a Note, a United States Holder generally will recognize capital gain or loss equal to the difference between the amount realized on the sale, exchange, redemption or other disposition (except to the extent such amount is attributable to accrued interest, which will be treated as such) and such Holder's adjusted tax basis in the Note. A United States Holder's adjusted tax basis in a Note generally will equal the cost of such Note to such holder. Such capital gain or loss will be long-term capital gain or loss if, at the time of the disposition, the United States Holder's holding period in the Note is more than one year. The distinction between capital gain or loss and ordinary income or loss is important for purposes of the limitations on a United States Holder's ability to offset capital losses against ordinary income and because United States Holders that are individuals may be entitled to a preferential rate on long-term capital gains. Long-term capital gain realized by a United States Holder that is an individual generally is subject to a maximum rate of 15 percent in respect of property held for more than one year.

      A Non-United States Holder of Notes generally will not be subject to United States Federal income or withholding tax on gain realized on the sale or other disposition of Notes unless (i) such gain is effectively connected with the conduct by the Non-United States Holder of a trade or business in the United States or (ii) in the case of gain realized by an individual Non-United States Holder, the Non-United States Holder is present in the United States for 183 days or more in the taxable year of the sale and certain other conditions are met.

      Tax Considerations Relating to Shares

      Taxation of Dividends

      Mexican Tax Considerations.

      Dividends paid to Foreign Holders with respect to Shares will not be subject to Mexican withholding tax.

      U.S. Tax Considerations

      Cash dividends paid with respect to the Shares, to the extent paid out of our current or accumulated earnings and profits, as determined for United States tax purposes, generally will be includible in the gross income of a United States Holder as ordinary income on the day on which the dividends are received by such United States Holder, or in the case of GDSs, the Depositary, and will not be eligible for the dividends received deduction allowed to corporations. Dividends paid in pesos will be included in the income of a United States Holder in a U.S. dollar amount calculated in general by reference to the exchange rate in effect on the day they are received by such United States Holder, or in the case of GDSs, the Depositary. United States Holders should consult their own tax advisors regarding the treatment of foreign currency gain or loss, if any, on any pesos that are converted into U.S. dollars on a date subsequent to the date of receipt by the holder or the Depositary, as applicable. Dividends generally will constitute foreign source "passive income" or, in the case of certain United States Holders, "financial services income" for United States foreign tax credits purposes.

      Distributions to Holders of additional Shares with respect to their Shares that are made as part of a pro rata distribution to all of our shareholders generally will not be subject to United States Federal income tax.

      A Non-United States Holder of Shares generally will not be subject to United States Federal income or withholding tax on dividends received on Shares, unless such income is effectively connected with the conduct by the Non-United States Holder of a trade or business in the United States.

      Taxation of Capital Gains

      Mexican Tax Considerations

      The sale of Shares by a non-resident holder will not be subject to any Mexican tax if the transaction is carried out through the Mexican Stock Exchange or other securities markets placed in a country which has entered in to a Treaty to avoid double taxation with Mexico. Certain restrictions to this exemption will apply if the Shares are transferred a consequence of public offerings. Sales or other dispositions of Shares made in other circumstances generally would be subject to Mexican tax, regardless of the nationality or residence of the transferor.

      Additionally, under the Mexico/US Tax Treaty, a holder that is eligible to claim the benefits of the Tax Treaty will be exempt from Mexican tax on gains realized on a sale or other disposition of Shares in a transaction that is not carried out through the Mexican Stock Exchange or such other approved securities markets, so long as the holder did not own, directly or indirectly, 25% or more of the capital stock of the company (including GDSs) within the 12 month period proceeding such sale or other disposition.

      U.S. Tax Considerations

      Upon the sale, exchange or other disposition of Shares, a United States Holder generally will recognize gain or loss in an amount equal to the difference between the amount realized on the disposition of such Shares and such United States Holder's tax basis in the Shares. Such gain or loss recognized by such United States Holder generally will be long-term capital gain or loss if the United States Holder has held the GDS for more than one year at the time of the disposition. The distinction between capital gain or loss and ordinary income or loss is important for purposes of the limitations on a United States Holder's ability to offset capital losses against ordinary income and because United States Holders that are individuals may be entitled to a preferential tax rate on long-term capital gains. Long-term capital gain realized by a United States Holder that is an individual generally is subject to a maximum rate of percent.

      Gain, if any, realized by a U.S. Holder on the sale or other disposition of Shares generally should be treated as U.S. source income for U.S. foreign tax credit purposes. U.S. Holders should consult their own tax advisors regarding the application of the foreign tax credit rules to their investment in and disposition of Shares.

      A Non-United States Holder of Shares will not be subject to United States Federal income or withholding tax on gain realized on the sale of Shares, unless
(i) such gain is effectively connected with the conduct by the Non-United States Holder of a trade or business in the United States or (ii) in the case of gain realized by an individual Non-U.S. Holder, the Non-United States Holder is present in the United States for 183 days or more in the taxable year of the sale and certain other conditions are met.

      United States Backup Withholding and Information Reporting

      A United States Holder of Notes or Shares may, under certain circumstances, be subject to "backup withholding" with respect to certain payments to such United States Holder, such as dividends or interest paid by us or the proceeds of a sale or disposition of Notes or Shares, unless such holder
(i) is a corporation or comes within certain exempt categories, and demonstrates this fact when so required, or (ii) provides a correct taxpayer identification number, certifies that it is not subject to backup withholding and otherwise complies with applicable requirements of the backup withholding rules. Any amount withheld under these rules will be allowed as a refund or credit against the holder's United States Federal income tax liability provided the required information is furnished to the Internal Revenue Service. While Non-United States Holders generally are exempt from backup withholding, a Non-United States Holder may, in certain circumstances, be required to comply with certain information and identification procedures in order to prove this exemption.

      Other Mexican Taxes

      There are no inheritance, gift, succession or value added taxes applicable to the ownership, transfer, exchange or disposition of Shares by Foreign Holders, although gratuitous transfers of Shares may, in certain circumstances, cause a Mexican Federal tax to be imposed upon the recipient. There are no Mexican stamp, issue, registration or similar taxes or duties payable by holders of Shares.

      Commissions paid in brokerage transactions for the sale of Shares on the Mexican Stock Exchange are subject to a value added tax of 15%.

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

Item 11. Quantitative and Qualitative Disclosure about Market Risk

      We are exposed to market risk from changes in interest rates and foreign currency exchange rates. Additionally, as of December 31, 2002, we held derivative contracts, forward exchange and interest rate contracts to hedge a portion of our outstanding indebtedness and equity derivative contracts for investment purposes. Our risks and the potential gains and losses associated with these risks and instruments, are discussed below.

      Interest Rate Risk

      Interest rate risk exists principally with respect to our indebtedness that bears interest at floating rates. At December 31, 2002, we had outstanding Ps.4,963.5 million (US$476.1 million) of indebtedness compared with Ps. 4,866.8 million (US$466.8 million) in 2001, of which 69.9% bore interest at fixed interest rates in 2002, compared with 61.4% in 2001 and 30.1% bore interest at variable rates in 2002, compared with 38.6% in 2001. Of the total variable rate debt, 100.0% was denominated in United States dollars in 2002, compared with 81.7% in 2001, 0% was denominated in pesos in 2002, compared with 18.3% in 2001 and 0% was denominated in other currencies in 2002 and 2001.

      A hypothetical instantaneous 10% increase in the average interest rate applicable to our variable rate debt held at December 31, 2002, would have increased our interest expense for 2002 by approximately Ps. 69.4 million. A hypothetical instantaneous 10% increase in the average interest rate applicable to our variable rate debt held at December 31, 2001 would have increased our interest expense in 2001 by approximately Ps. 87.1 million.

      We manage our interest rate risk by entering into swaps and caps contracts that hedge our variable interest rate exposure.

      At December 31, 2002, we had interest rate contracts that hedged an amount of Ps. 2,216.0 million. The last period covered matures on January 2, 2003. The estimated fair value of these contracts as of December 31, 2002 totaled Ps. (4.4) million. The applicable TIIE was 7.88%. At December 31, 2001, we had interest rate contracts that hedged a monthly average amount of Ps. 1,816.1 million.

      The potential gain or loss in the fair value contract position of our interest rate hedge instruments held at December 31, 2002 that would have resulted from a hypothetical instantaneous 10% change in the value of the interest rate would have been approximately Ps.0.7 million.

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

                                             At December 31, 2002            At December 31, 2001
                                          ---------------------------     ---------------------------
                                          (in millions of US dollars)     (in millions of US dollars)
U.S. dollar denominated assets .......                US$78.4                      US$131.2
U.S. dollar denominated liabilities ..                  494.9                         497.9

Net liability position ...............                  416.5                         366.7

      The cash flow required to service our liabilities is generated primarily in Mexican pesos. A hypothetical, instantaneous devaluation of the Mexican peso to Ps.11.50 from the December 31, 2002 Noon

Buying Rate (Ps. 10.425 per U.S. dollar) would have resulted in estimated exchange losses based on our net U.S. dollar liability position at December 31, 2002 of Ps. 447.7 million.

      We manage our exchange rate risk on our net liability position by entering from time to time into forward exchange contracts and options to hedge a portion of our net liability position.

      At December 31, 2002, we had forward and call foreign exchange contracts to purchase US$ 140 million at a cost of Ps. 1,469.7 million. The contracts mature in January, February, March and April 2003. The estimated fair value of these contracts was determined using the current exchange rate as of December 31, 2002 of Ps. 10.425, and totaled Ps. 14.6 million.

      The potential gain or loss in the fair value contract positions of our foreign exchange hedge instruments held at December 31, 2002 that would have resulted from a hypothetical instantaneous 10% change in the value of the peso against the U.S. dollar would have been approximately Ps. 121.1 million. The potential gain or loss in the fair value contract positions of our foreign exchange hedge instruments held at December 31, 2001 that would have resulted from a hypothetical instantaneous 10% change in the value of the peso against the U.S. dollar would have been approximately Ps. 15.9 million.

      Equity Swaps

      As of December 31, 2002, we had seven U.S. dollar denominated equity swap agreements that are currently outstanding. In order to comply with corresponding tax and legal requirements for our stock repurchase fund, we regularly sell repurchased stock, at times by engaging in limited equity swap transactions. Over the term of the swap contract (which may vary from a few months to up to one year), we pay interest, or interest accrues on the notional amount, typically at a floating rate. Upon expiration of the transaction, a cash settlement payment is made equal to the difference between the initial price of the underlying stock (plus, as the case may be, accreted interest, minus dividends) and the end-date market value of the underlying stock, from Grupo Elektra to the counterparty if positive, and from the counterparty to us, if negative. Our maximum market risk under our equity swap portfolio is equal to the initial market value of the underlying shares. Set forth below is our maximum market risk exposure under our equity swap portfolio at December 31, 2002.

                                                  At December 31, 2002
-------------------------------------------------------------------------------------------------------------------------
                                                                   Maximum risk     Maximum market
Underlying shares           Initial Price      Notional amount     scenario price   risk exposure         Fair Value
-------------------------------------------------------------------------------------------------------------------------
2,880,000 Elektra           US$4.8185          US$13.9 million           0.0        US$13.9 million    US$(7.0) million
500,000 Elektra             US$ 4.6597         US$2.3 million            0.0        US$2.3 million     US$(1.1) million
500,000 Elektra             US$ 4.7170         US$2.4 million            0.0        US$2.4 million     US$(1.1) million
506,960 Elektra             US$ 4.6480         US$2.4 million            0.0        US$2.4 million     US$(1.1) million
500,000 Elektra             US$ 4.7390         US$2.4 million            0.0        US$2.4 million     US$(1.1) million
601,800 Elektra             US$ 4.6600         US$2.8 million            0.0        US$2.8 million     US$(1.3) million
2,300,000 Elektra           US$ 2.7483         US$6.3 million            0.0        US$6.3 million     US$(0.6) million
7,788,760 Total Elektra                        Total US$32.5                        Total US$32.5      Total US$(13.3)
                                               Million                              Million            Million

      The potential gain or loss in the fair value of our equity derivative instruments held at December 31, 2002 that would have resulted from a hypothetical instantaneous 10% change in the stock market price of Elektra'sshares would have been approximately US$1.9 million of loss in case of a decrease in the price and US$1.9 million of gain in case of an increase in the price.

      Set forth below is our maximum market risk exposure under our equity swap portfolio at December 31, 2001. The equity swap portfolio of 2001 is presented in terms of Elektra shares just for comparison purposes, as such swaps were negotiated in terms of former Elektra CPOs.


                                                     At December 31, 2001
-------------------------------------------------------------------------------------------------------------------------
                                                                    Maximum risk    Maximum market
Underlying shares         Initial Price        Notional amount     scenario price    risk exposure         Fair Value
-------------------------------------------------------------------------------------------------------------------------
1,364,520 Elektra           US$3.4             US$4.6 million            0.41       US$1.9 million     US$(0.3) million
2,880,000 Elektra           US$4.65            US$13.3 million           0.65       US$4 million       US$(4.0) million
4,244,520 Total Elektra*                       Total US$17.9                        Total US$5.9       Total US$(4.3)
                                               million                              million            million

      The potential gain or loss in the fair value of our equity derivative instruments held at December 31, 2001 that would have resulted from a hypothetical instantaneous 10% change in the stock market price of Elektra shares would have been 0 in case of a decrease in the price (as the price of the underlying shares was below the floor strike price) and approximately US$1.2 million of gain in case of an increase in the price.

Items 12-14.  Not Applicable

Item 15. Controls and Procedures

Disclosure Controls and Internal Controls

      Our disclosure controls and procedures (as defined in Rule 13a-14(c) under the Securities Exchange Act of 1934, as amended (the "Exchange Act") ("Disclosure Controls") are procedures that are designed with the objective of ensuring that information required to be disclosed in our reports filed under the Exchange Act, such as this Annual Report, is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms. Disclosure Controls are also designed with the objective of ensuring that this information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure. Internal controls and procedures for financial reporting ("Internal Controls") are procedures that are designed with the objective of providing reasonable assurance that:

      o     Our transactions are properly authorized;

      o     Assets are safeguarded against unauthorized or improper use; and

      o     Transactions are properly recorded and reported.

      The Internal Controls permit the preparation of our financial statements in conformity with Mexican GAAP.

Limitations on the Effectiveness of Controls

      Our management, including our Chief Executive Officer and Chief Financial Officer, does not expect that our Disclosure Controls or Internal Controls will prevent all error and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within our company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people or by management override of the control. The design of any system of controls is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any control will succeed in achieving its stated goals under all potential future conditions. Over time, a control may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures related to the control may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

Annual Evaluation of Our Disclosure Controls and Internal Controls

      Within the 90-day period prior to the filing of this Annual Report, an evaluation was carried out under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our Disclosure Controls. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded, subject to the limitations noted above, that:

>> The design and operation of our Disclosure Controls were effective to ensure that material information related to our company which is required to be disclosed in reports filed under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms;

      and

>> Our Internal Controls are effective to provide reasonable assurance that our financial statements are fairly presented in conformity with Mexican GAAP.

      No significant changes were made to our Internal Controls or in other factors that could significantly affect these controls subsequent to the date of their evaluation.

Items 16-17. Not Applicable

Item 18. Financial Statements

      Reference is made to Item 19(a) for a list of all financial statements filed as part of this Annual Report.

Item 19. Financial Statements and Exhibits

      (a) List of Financial Statements

Consolidated Financial Statements for Grupo Elektra, S.A. de C.V. and
Subsidiaries

                                                                                                           Page
Report of Independent Accountants                                                                           F-1
Consolidated Balance Sheets as of December 31, 2001 and 2002                                                F-3
Consolidated Statements of Income for the Years Ended December 31, 2000, 2001 and 2002                      F-4
Consolidated Statements of Changes in Stockholders' Equity for the Years Ended December 31, 2000
2001 and 2002                                                                                               F-5
Consolidated Statements of Changes in Financial Position for the Years Ended December 31, 1999,
2000, 2001 and 2002                                                                                         F-6
Notes to Consolidated Financial Statements                                                                  F-7

Financial Statements for Compania Operadora de Teatros, S.A. de C.V. (subsidiary of Grupo Elektra, S.A. de C.V.)

                                                                                                          Page
Report of Independent Accountants                                                                         F-72
Balance Sheets as of December 31,  2000, 2001 and 2002.                                                   F-74
Statements of Income (Loss) for the Years Ended December 31,  1999, 2000, 2001 and 2002                   F-75
Statements of Changes in Stockholders' Equity for the Years Ended December 31, 1999, 2000, 2001 and
2002.                                                                                                     F-76
Statements of Changes in Financial Position for the Years Ended December 31, 1999, 2000,  2001 and
2002                                                                                                      F-77
Notes to the Financial Statements                                                                         F-78

      The registrant agrees to furnish to the Securities and Exchange Commission, upon request, copies of any instruments that define the rights of holders of long-term debt of the registrant that are not filed as exhibits to this Annual Report.

      (b) List of Exhibits

Exhibit No:            Description

Exhibit 1              English translation of Estatutos Sociales of Grupo
                       Elektra, S.A. de C.V.

Exhibit 2.1 Public Instrument of Merger, including the English translation of the Amended and Restated Bylaws of Grupo Elektra, S.A. de C.V.*

Exhibit 2.2 Indenture, dated as of March 22, 2000, between Grupo Elektra, the Guarantors, and The Bank of New York, as Trustee.**

Exhibit 2.3 Option Agreement between Grupo Elektra and CASA, dated September 1, 2000, together with English translation.*

Exhibit 2.4 English translation of Current Option Plan for Grupo Elektra employees.***

Exhibit  8             List of Grupo Elektra's Significant Subsidiaries.

Exhibit 12             Sarbanes Oxley Act Section 302 Certifications.

Exhibit 13             Sarbanes Oxley Act Section 906 Certifications.

---------------
* Incorporated by reference to Grupo Elektra's Annual Report on Form 20-F filed on July 2, 2001 (File No. 1-13200)

** Incorporated by reference to Grupo Elektra's Registration Statement on Form F-4 filed on September 15, 2000 (File No. 333-12536).

*** Incorporated by reference to Grupo Elektra's Annual Report on Form 20-F filed on June 27, 2000 (File No. 1-13200).

                                    Signature

      The registrant certifies that it meets all of the requirements for filing on Form 20-F, and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

                                      GRUPO ELEKTRA, S.A. DE C.V.


Date: June 30, 2003.                  By:  /s/ Javier Sarro Cortina
                                         ---------------------------------------
                                           Javier Sarro Cortina
                                           Chief Executive Officer


Date: June 30, 2003.                  By:  /s/ Rodrigo Pliego Abraham
                                         ---------------------------------------
                                           Rodrigo Pliego Abraham
                                           Chief Financial Officer

                          GRUPO ELEKTRA, S. A. DE C. V.
                                AND SUBSIDIARIES

                        CONSOLIDATED FINANCIAL STATEMENTS

                           DECEMBER 31, 2001 AND 2002

                 GRUPO ELEKTRA, S. A. DE C. V. AND SUBSIDIARIES

                        CONSOLIDATED FINANCIAL STATEMENTS

                           DECEMBER 31, 2001 AND 2002

                                      INDEX

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

Mexico City, March 5, 2003

To the Stockholders of
Grupo Elektra, S. A. de C. V. and subsidiaries

We have audited the accompanying consolidated balance sheets of Grupo Elektra,
S. A. de C. V. and subsidiaries (collectively, the "Company") as of December 31, 2001 and 2002, and the related consolidated statements of income, of changes in stockholders' equity and of changes in financial position for each of the three years in the period ended December 31, 2002, all expressed in constant pesos of December 31, 2002 purchasing power. These financial statements have been prepared in accordance with accounting principles generally accepted in Mexico and are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Mexico and the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the aforementioned consolidated financial statements present fairly, in all material respects, the consolidated financial position of Grupo Elektra, S. A. de C. V. and subsidiaries as of December 31, 2001 and 2002, and the results of their operations, the changes in their stockholders' equity and in their financial position for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in Mexico.

Accounting principles generally accepted in Mexico vary in certain significant respects from generally accepted accounting principles in the United States of America. The application of generally accepted accounting principles in the United States of America would have affected the determination of consolidated net income, for each of the three years in the period ended December 31, 2002 and the determination of consolidated stockholders' equity as of December 31, 2001 and 2002 to the extent summarized in Note 15 to the consolidated financial statements.

PricewaterhouseCoopers

Ruben Rivera Rodriguez

                 GRUPO ELEKTRA, S. A. DE C. V. AND SUBSIDIARIES
                                    (Note 1)

                           CONSOLIDATED BALANCE SHEETS

                 Thousands of Mexican pesos of December 31, 2002
                                purchasing power

                                                                                     December 31,
                                                                      -----------------------------------------

                                                                          2001                   2002
                                                                          ----       ---------------------------

                                                                                                   Thousands of
Assets                                                                                            US dollars (*)
------                                                                                            --------------

CURRENT ASSETS:
Cash and cash equivalents                                              Ps2,022,845    Ps3,076,840    US$296,135
                                                                      ------------   ------------  ------------

Accounts receivable:
Customers - Net (Note 4)                                                 3,580,203      1,881,273       181,066
Amounts due from related parties - Net (Note 8)                            277,763        141,823        13,650
Other receivables                                                          373,177        372,784        35,879
                                                                      ------------   ------------  ------------

                                                                         4,231,143      2,395,880       230,595
                                                                      ------------   ------------  ------------

Prepaid expenses                                                            60,156         69,251         6,665
                                                                      ------------   ------------  ------------

Inventories (Note 5)                                                     3,045,700      2,978,147       286,636
                                                                      ------------   ------------  ------------

Total current assets                                                     9,359,844      8,520,118       820,031

PROPERTY, FURNITURE, EQUIPMENT AND
INVESTMENT IN STORES - Net (Note 6)                                      3,865,579      3,559,563       342,595

GOODWILL, less accumulated amortization of Ps684,808 in
2001 and Ps791,248 in 2002                                               1,444,417      1,337,265       128,707

INVESTMENT IN SHARES (Note 7)                                            1,090,707      1,174,928       113,083

OTHER ASSETS                                                               473,349        657,516        63,284
                                                                      ------------   ------------  ------------

                                                                      Ps16,233,896   Ps15,249,390  US$1,467,700
                                                                      ============   ============  ============
Liabilities and Stockholders' Equity

CURRENT LIABILITES WITH FINANCIAL COST:
Debt and derivative financial instruments  (Note 9)                      Ps941,236    Ps1,260,320    US$121,301
Capitalized lease obligations (Note 10)                                    157,148         88,162         8,485
                                                                      ------------   ------------  ------------

                                                                         1,098,384      1,348,482       129,786
                                                                      ------------   ------------  ------------

CURRENT LIABILITIES WITHOUT FINANCIAL COST:
Accounts payable to suppliers                                            2,567,127      2,791,905       268,711
Accrued expenses and taxes payable                                       1,065,198        857,498        82,531
                                                                      ------------   ------------  ------------

                                                                         3,632,325      3,649,403       351,242
                                                                      ------------   ------------  ------------

Total current liabilities                                                4,730,709      4,997,885       481,028
                                                                      ------------   ------------  ------------

LONG-TERM LIABILITIES WITH FINANCIAL COST:
Debt and other financing (Note 9)                                        3,925,539      3,703,219       356,422
Capitalized lease obligations (Note 10)                                     57,371         21,834         2,101
                                                                      ------------   ------------  ------------

                                                                         3,982,910      3,725,053       358,523
                                                                      ------------   ------------  ------------
LONG-TERM LIABILITIES WITHOUT FINANCIAL COST:
Deferred taxes (Note 12)                                                   225,294        676,534        65,114
Other liabilities                                                           93,758         75,537         7,270
                                                                      ------------   ------------  ------------

                                                                           319,052        752,071        72,384
                                                                      ------------   ------------  ------------

DEFERRED CREDITS:
Unearned income from extended warranties                                   689,932        455,207        43,812
Negative goodwill (Note 2j.)                                                82,341          5,304           511
                                                                      ------------   ------------  ------------

                                                                           772,273        460,511        44,323
                                                                      ------------   ------------  ------------

Total liabilities                                                        9,804,944      9,935,520       956,258
                                                                      ------------   ------------  ------------

Commitments and contingencies

STOCKHOLDERS' EQUITY (Note 11):
Capital stock                                                              655,099        655,285        63,069
Paid-in capital                                                          1,396,153      1,088,650       104,779
Retained earnings                                                        6,831,918      6,755,397       650,183
Reserve for repurchase of shares                                           714,575        426,525        41,051
Effect of translation of foreign subsidiaries                               (2,715)        18,822         1,812
Loss from holding nonmonetary assets                                    (3,298,764)    (3,693,238)     (355,461)
                                                                      ------------   ------------  ------------

Majority stockholders                                                    6,296,266      5,251,441       505,433
Minority stockholders                                                      132,686         62,429         6,009
                                                                      ------------   ------------  ------------

Total stockholders' equity                                               6,428,952      5,313,870       511,442

SUBSEQUENT EVENTS (Note 14)
                                                                      ------------   ------------  ------------

                                                                      Ps16,233,896   Ps15,249,390  US$1,467,700
                                                                      ============   ============  ============

(*) The U.S. dollar figures represent the Mexican pesos amounts of December 31, 2002 translated at the exchange rate of December 31, 2002 of Ps10.39 per U.S. dollar and are unaudited.

The accompanying sixteen notes are an integral part of these consolidated financial statements.

                 GRUPO ELEKTRA, S. A. DE C. V. AND SUBSIDIARIES
                                    (Note 1)

                        CONSOLIDATED STATEMENTS OF INCOME

                 Thousands of Mexican pesos of December 31, 2002
                   purchasing power (except per share amounts)

                                                                          Year ended December 31,
                                                         -----------------------------------------------------------

                                                            2000           2001                      2002
                                                            ----           ----        ----------------------------

                                                                                                     Thousands of
                                                                                                     US dollars (*)
                                                                                                     --------------
Merchandise, services and other revenues (Note 2b.)      Ps15,138,481   Ps15,656,806   Ps16,578,015   US$1,595,574

Cost of merchandise sold and of services (Note 2b.)         8,651,127      8,952,849      9,556,950        919,822
                                                         ------------   ------------   ------------   ------------

Gross profit                                                6,487,354      6,703,957      7,021,065        675,752
                                                         ------------   ------------   ------------   ------------

Administrative and selling expenses                         3,987,965      3,913,894      3,989,345        383,960
Depreciation and amortization                                 558,945        641,300        771,798         74,283
                                                         ------------   ------------   ------------   ------------

                                                            4,546,910      4,555,194      4,761,143        458,243
                                                         ------------   ------------   ------------   ------------

Operating income                                            1,940,444      2,148,763      2,259,922        217,509
                                                         ------------   ------------   ------------   ------------

Comprehensive financing cost:
Interest income                                               215,772        138,670        125,372         12,067
Interest expense                                             (711,251)      (825,533)      (704,267)       (67,783)
Foreign exchange loss - Net                                  (117,876)       (10,619)      (599,599)       (57,709)
Gain on net monetary position                                 265,837        159,689        120,702         11,617
Other - Net (Note 7)                                                         143,225        (96,806)        (9,317)
                                                         ------------   ------------   ------------   ------------

                                                             (347,518)      (394,568)    (1,154,598)      (111,125)
                                                         ------------   ------------   ------------   ------------

Income before taxes and employees' statutory profit
sharing and equity in the results of affiliates             1,592,926      1,754,195      1,105,324        106,384

Taxes and employees' statutory profit sharing (Note 12)      (228,606)      (571,599)      (604,423)       (58,174)
                                                         ------------   ------------   ------------   ------------


Income before equity in the results of affiliates:          1,364,320      1,182,596        500,901         48,210
Equity in the results of Comunicaciones Avanzadas,
S. A. de C. V. - Net (Note 2i.)                               (24,588)       197,626        (27,026)        (2,601)
Banca Azteca, S. A. de C. V                                                                 (62,173)        (5,984)
                                                         ------------   ------------   ------------   ------------

                                                              (24,588)       197,626        (89,199)        (8,585)
                                                         ------------   ------------   ------------   ------------

Income from continuing operations                           1,339,732      1,380,222        411,702         39,625

Discontinued operations (Note 1):
Loss from of discontinued operations                          (78,614)      (165,026)      (312,760)       (30,102)
Loss on disposal of discontinued operations                                                 (26,526)        (2,553)
                                                         ------------   ------------   ------------   ------------

                                                              (78,614)      (165,026)      (339,286)       (32,655)
                                                         ------------   ------------   ------------   ------------

Consolidated net income                                  Ps 1,261,118   Ps 1,215,196   Ps    72,416   US$    6,970
                                                         ============   ============   ============   ============

Income (loss) of minority stockholders                   Ps    22,467   Ps    13,702  (Ps     7,457  (US$      717)
                                                         ============   ============   ============   ============

Income of majority stockholders                          Ps 1,238,651   Ps 1,201,494   Ps    79,873   US$    7,687
                                                         ============   ============   ============   ============

Basic and diluted earnings per share (Note 2o.)          Ps     5.222   Ps     4.949   Ps     0.304   US$    0.029
                                                         ============   ============   ============   ============

Income per share from continuing operations              Ps     5.547   Ps     5.621   Ps     1.728   US$    0.166
                                                         ============   ============   ============   ============

Loss per share from discontinued operations             (Ps     0.325) (Ps     0.672) (Ps     1.424) (US$    0.137)
                                                         ============   ============   ============   ============

(*) The U.S. dollar figures represent the Mexican pesos amounts of December 31, 2002 translated at the exchange rate of December 31, 2002 of Ps10.39 per U.S. dollar and are unaudited.

The accompanying sixteen notes are an integral part of these consolidated financial statements.

                 GRUPO ELEKTRA, S. A. DE C. V. AND SUBSIDIARIES
                                (Notes 1 and 11)

           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
              FOR THE YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002

                 Thousands of Mexican pesos of December 31, 2002
                   purchasing power (except per share amounts)


                                                Number of                                                            Reserve for
                                              common shares       Capital          Paid-in          Retained          repurchase
                                               outstanding         stock           capital          earnings          of shares
                                               -----------         -----           -------          --------          ---------
Balances at January 1, 2000                     244,125,878        Ps656,536       Ps1,780,126     Ps 4,445,084        Ps729,229

Reduction of paid-in capital resulting
from repurchase of shares of subsidiaries                                            (150,430)
Issuance of capital stock                         1,140,202              662           17,708
Payment of dividends                                                                                   (154,457)
Repurchased shares - Net                        (4,179,391)                                                             (226,664)
Gain on derivative transactions                                                       107,795
Increase in equity accounts as a result of
merger                                              307,538            8,102            8,144            (5,215)              77
Comprehensive income                                                                                  1,511,023 (1)
                                              -------------    -------------    -------------     -------------      -----------
Balances at December 31, 2000                   241,394,227          665,300        1,763,343         5,796,435          502,642

Reduction of paid-in capital resulting
from repurchase of shares of subsidiaries                                            (137,636)
Issuance of capital stock                         1,618,893              867           12,107
Payment of dividends                                                                                   (166,011)
Cancellation of repurchased shares               (4,125,497)         (11,068)        (162,869)                           173,937
Sale of repurchased shares                        4,165,885                            (9,127)                            37,996
Repurchased shares - Net
Comprehensive income                                                                                  1,201,494
Loss on derivative transactions                                                       (69,665)
                                              -------------    -------------    -------------     -------------      -----------
Balances at December 31, 2001                   243,053,508          655,099        1,396,153         6,831,918          714,575

Reduction of paid-in capital resulting
from repurchase of shares of subsidiaries                                            (147,609)
Issuance of capital stock                           361,000              186             (135)
Payment of dividends                                                                                   (156,394)
Repurchase of shares                             (5,815,048)                          (52,695)                          (288,050)
Loss on derivative transactions                                                      (107,064)
Comprehensive income                                                                                     79,873
                                              -------------    -------------    -------------     -------------      -----------
Balances at December 31, 2002                   237,599,460        Ps655,285      Ps1,088,650      Ps 6,755,397 (2)    Ps426,525
                                              =============    =============    =============     =============      ===========

                                                      Loss           Effect of
                                                  from holding     translation
                                                  nonmonetary       of foreign        Minority
                                                     assets        subsidiaries     stockholders        Total
                                                     ------        ------------     ------------        -----
Balances at January 1, 2000                     (Ps 2,167,665)        (Ps6,130)       Ps198,536      Ps5,635,716

Reduction of paid-in capital resulting
from repurchase of shares of subsidiaries                                                               (150,430)
Issuance of capital stock                                                                                 18,370
Payment of dividends                                                                                    (154,457)
Repurchased shares - Net                                                                                (226,664)
Gain on derivative transactions                                                                          107,795
Increase in equity accounts as a result of
merger                                                 (5,637)                                             5,471
Comprehensive income                                 (684,477)          20,479          (53,256)         793,769
                                                -------------         --------        ---------      -----------

Balances at December 31, 2000                      (2,857,779)          14,349          145,280        6,029,570

Reduction of paid-in capital resulting
from repurchase of shares of subsidiaries                                                               (137,636)
Issuance of capital stock                                                                                 12,974
Payment of dividends                                                                                    (166,011)
Cancellation of repurchased shares
Sale of repurchased shares                                                                                28,869
Repurchased shares - Net
Comprehensive income                                 (440,985)         (17,064)         (12,594)         730,851
Loss on derivative transactions                                                                          (69,665)
                                                -------------         --------        ---------      -----------

Balances at December 31, 2001                      (3,298,764)          (2,715)         132,686        6,428,952

Reduction of paid-in capital resulting
from repurchase of shares of subsidiaries                                                               (147,609)
Issuance of capital stock                                                                                     51
Payment of dividends                                                                                    (156,394)
Repurchase of shares                                                                                    (340,745)
Loss on derivative transactions                                                                         (107,064)
Comprehensive income                                 (394,474)          21,537          (70,257)        (363,321)
                                                -------------         --------        ---------      -----------

Balances at December 31, 2002                   (Ps 3,693,238)        Ps18,822        Ps 62,429      Ps5,313,870
                                                =============         ========        =========      ===========

                                              Year ended December 31,
                                      ---------------------------------------
                                          2000          2001          2002
                                          ----          ----          ----
Current year net (loss) income:
Parent company                        Ps   45,692    (Ps324,997)  (Ps 770,741)
Subsidiaries                            1,192,959     1,526,491       850,614
                                      -----------   -----------   -----------

                                      Ps1,238,651   Ps1,201,494   Ps   79,873
                                      ===========   ===========   ===========

The accompanying sixteen notes are an integral part of these consolidated financial statements.

(1) Includes Ps272,372 and Ps5,558, respectively of accumulated effect of deferred taxes.

(2)   Includes legal reserve of Ps102,395.

                 GRUPO ELEKTRA, S. A. DE C. V. AND SUBSIDIARIES
                                    (Note 1)

            CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION

                 Thousands of Mexican pesos of December 31, 2002
                                purchasing power

                                                                                  Year ended December 31,
                                                               --------------------------------------------------------------
                                                                   2000             2001                    2002
                                                                   ----             ----        -----------------------------

                                                                                                                Thousands of
Operations:                                                                                                    US dollars (*)
----------                                                                                                     --------------
Consolidated net income                                         Ps 1,261,118    Ps 1,215,196    Ps    72,416    US$    6,970
Charges (credits) to income not affecting resources:
Depreciation and amortization                                        558,945         641,300         771,798          74,283
Allowance for doubtful accounts                                      591,582         626,014         538,738          51,852
Accruals for seniority premiums and pension plan                      10,059           8,014          11,180           1,076
Equity in the results of unconsolidated subsidiaries                  24,588        (197,626)         89,199           8,585
Provision for deferred taxes                                         227,517         275,708         451,240          43,430
Other provisions                                                      51,766          65,287          87,296           8,402
Provision for derivative transactions                                 36,595          45,448         (26,175)         (2,519)
Net change in accounts receivable, inventories, other assets, accounts payable, related parties and unearned income from
extended warranties                                               (2,397,942)       (915,253)         51,230           4,931
                                                                ------------    ------------    ------------    ------------

Resources provided by operations                                     364,228       1,764,088       2,046,922         197,010
                                                                ------------    ------------    ------------    ------------

Financing:

Paid-in capital (own and subsidiaries' shares)                      (150,430)       (137,636)       (147,609)        (14,207)
Bank loans and other debt - Net                                      196,367         318,679         194,562          18,726
Capitalized lease obligations                                        259,443         (56,645)       (104,523)        (10,060)
Increase in capital stock accounts as a result of merger with
Grupo SyR                                                              5,471
Issuance of capital stock                                             18,370          12,974              51               5
Payment of dividends                                                (154,457)       (166,011)       (156,394)        (15,052)
Gain (loss)  on derivative transactions                              107,795         (69,665)       (107,064)        (10,305)
(Repurchase) sale of shares - Net                                   (226,664)         28,869        (340,745)        (32,795)
Debt issuance costs                                                 (119,087)        (38,021)        (38,788)         (3,733)
                                                                ------------    ------------    ------------    ------------

Resources used in financing activities                               (63,192)       (107,456)       (700,510)        (67,421)
                                                                ------------    ------------    ------------    ------------

Investing:

Acquisition of property, furniture, equipment and investment
in stores - Net                                                     (487,414)       (588,802)       (534,190)        (51,414)
Acquisition of Mericolor, S. A. de C. V                                              (55,979)
Investment in Banca Azteca, S. A                                                                    (280,470)        (26,994)
Disposal of stores and other assets                                   78,614         165,026         522,243          50,264
                                                                ------------    ------------    ------------    ------------

Resources used in investing activities                              (408,800)       (479,755)       (292,417)        (28,144)
                                                                ------------    ------------    ------------    ------------

(Decrease) increase in cash and cash equivalents                    (107,764)      1,176,877       1,053,995         101,445
Cash and cash equivalents at beginning of year                       953,732         845,968       2,022,845         194,690
                                                                ------------    ------------    ------------    ------------

Cash and cash equivalents at end of year                        Ps   845,968    Ps 2,022,845    Ps 3,076,840    US$  296,135
                                                                ============    ============    ============    ============

(*) The U.S. dollar figures represent the Mexican pesos amounts of December 31, 2002 translated at the exchange rate of December 31, 2002 of Ps10.39 per U.S. dollar and are unaudited.

The accompanying sixteen notes are an integral part of these consolidated financial statements.

                 GRUPO ELEKTRA, S. A. DE C. V. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

                        DECEMBER 31, 2000, 2001 AND 2002

             (Monetary figures expressed in thousands of Mexican pesos of December 31, 2002 purchasing power, except foreign currency figures, exchange rates in Note 3 and per share amounts mentioned in Note 11)

NOTE 1 - COMPANY OPERATIONS:

The main activities of Grupo Elektra, S. A. de C. V. ("Grupo Elektra") and its subsidiaries (collectively, the "Company") are the purchase and sale, distribution, importation and exportation of consumer electronics, major appliances, household furniture, telephones and computers. A significant portion of the Company's revenues arises from installment sales. Additionally, the Company offers a series of complementary products and services, the most important of which are money transfer services from the United States to Mexico and within Mexico, and extended warranty services for electronics and appliances. The Company operates the following stores:

                                           December 31,
                                        ------------------
                                        2001          2002
                                        ----          ----

Elektra Mexico                           568           632
Elektra Latin America                    101            64
Salinas y Rocha                           90            96
The One and Hecali                       133
Bodega de Remates                         61            93
                                        ----          ----

                                         953           885
                                        ====          ====

Banca Azteca, S. A., Institucion de Banca Multiple (Banca Azteca)

Beginning on November 2002 and, as a result of the incorporation of Banca Azteca mentioned in Note 7, in addition to the commercial activities that Grupo Elektra has carried out through its subsidiaries, the bank and credit services rendered by Banca Azteca are recognized by the equity method.

At December 31, 2002, the Company's main subsidiaries and affiliates are the following:

                                                                    Percentage
                         Company                                   of equity (%)
                         -------                                   -------------

Elektra del Milenio, S. A. de C. V. (Elektra) (see Note 2b.)            99.6
Elektrafin Comercial, S. A. de C. V. (Elektrafin) (see Note 2b.)        99.9
Salinas y Rocha, S. A. de C. V. (SyR)                                  100.0
Inmuebles Ardoma, S. A. de C. V. and subsidiaries (Ardoma)             100.0
Banca Azteca, S. A., Institucion de Banca Multiple (Banca Azteca)      100.0
Comunicaciones Avanzadas, S. A. de C. V. (CASA)                         35.8

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

Discontinued operations

In 2002, the Company discontinued certain operations from its commercial segment as follows:

a. In April 2002, the Company sold its equity interest in Elektra Dominicana, S.
   A. for the amount of Ps73,032 (US$7.5 million), resulting in a Ps26,526 loss, included in the statement of income as discontinued operations. Income and expenses of Elektra Dominicana were as follows:

                                                 Year ended December 31,
                                                 -----------------------

   Results of discontinued operations:      2000           2001          2002
   ----------------------------------       ----           ----          ----

   Net sales                             Ps 158,495     Ps 130,186    Ps 13,936
   Costs and expenses                      (188,057)      (178,006)     (31,244)
   Depreciation and amortization            (28,826)       (25,983)      (5,768)
   Other expenses - Net                      (6,127)        (1,559)        (218)
   Costs of store closings                                              (13,375)
                                         ----------     ----------    ---------

   Loss from discontinued operations    (Ps  64,515)   (Ps  75,362)  (Ps 36,669)
                                        ===========    ===========   ==========

b. In the third quarter of 2002, the Company discontinued the operation of The One and Hecali stores, engaged in the sale of clothing and shoes. 53 of said stores were converted to the Elektra format, 13 to SyR format and 31 to Bodega de Remates. Income and expenses of The One and Hecali were as follows:

                                                 Year ended December 31,
                                                 -----------------------

   Results of discontinued operations:      2000          2001          2002
   ----------------------------------       ----          ----          ----

   Net sales                            Ps  873,936    Ps 652,929    Ps 311,675
   Costs and expenses                      (830,572)     (663,853)     (405,427)
   Depreciation and amortization            (65,832)      (67,600)      (37,378)
   Other income - Net                        44,212        20,145        16,498
   Costs of store closings                                              (90,572)
                                        -----------    ----------    ----------

   Income (loss) from discontinued
   operations                           Ps   21,744   (Ps  58,379)  (Ps 205,204)
                                        ===========    ==========    ==========

c. In addition, beginning on the third quarter of 2002, the Company gradually discontinued its operations in El Salvador, completing the process in December 2002. Income and expenses of the Company's operations in El Salvador were as follows:

                                                 Year ended December 31,
                                                 -----------------------

   Results of discontinued operations:      2000          2001           2002
   ----------------------------------       ----          ----           ----

   Net sales                             Ps 79,215      Ps 58,271     Ps 38,574
   Costs and expenses                      (95,700)       (77,762)      (87,770)
   Depreciation and amortization           (14,085)       (12,838)      (20,460)
   Other income (expenses) - Net            (5,273)         1,044        (1,231)
                                        ----------     ----------    ----------

   Loss from discontinued operations    (Ps 35,843)    (Ps 31,285)   (Ps 70,887)
                                        ==========     ==========    ==========

For comparative purposes, the revenues, costs and expenses of the subsidiaries located in the Dominican Republic and El Salvador, as well as those of The One and Hecali, are shown in the consolidated statements of income, as discontinued operations.

Following are the consolidated net assets from discontinued operations:

                                                                  December 31,
Assets                                                                2001
                                                                      ----

Cash and cash equivalents                                          Ps  85,184
Accounts receivables                                                  108,808
Inventories                                                           249,349
Property, furniture, equipment
and investment in stores                                              490,228
                                                                   ----------

Total assets                                                       Ps 933,569
                                                                   ==========

Liabilities

Accounts payable                                                   Ps 237,217
Deferred taxes                                                          9,061
                                                                   ----------

Total liabilities                                                     246,278
                                                                   ----------

Net assets of discontinued operations                              Ps 687,291
                                                                   ==========

                                                             Year ended December 31,
                                                             -----------------------

Consolidated results of discontinued operations:        2000          2001           2002
-----------------------------------------------         ----          ----           ----
Net sales                                            Ps1,111,646    Ps 841,386    Ps 364,185
Costs and expenses                                    (1,114,329)     (919,621)     (524,441)
Depreciation and amortization                           (108,743)     (106,421)      (63,606)
Other income - Net                                        32,812        19,630        15,049
Costs of store closings                                                             (103,947)
                                                    ------------    ----------    ----------

Loss from discontinued operations                   (Ps   78,614)   (Ps165,026)   (Ps312,760)
                                                    ============    ==========    ==========

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Following is a summary of the significant accounting policies, including the concepts, methods and criteria related to the recognition of the effects of inflation on the financial statements:

a. Recognition of the effects of inflation

The consolidated financial statements and the notes thereto are expressed in constant pesos of purchasing power as of December 31, 2002 and have been prepared in conformity with accounting principles generally accepted in Mexico, in accordance with the following policies:

o     Investments in marketable securities are stated at market value.

o     Inventory and cost of sales are restated by the replacement cost method.

o Property, furniture, equipment, investment in stores, goodwill and the components of stockholders' equity are restated by applying factors derived from the National Consumer Price Index (NCPI).

o The gain on net monetary position represents the effect of inflation, as measured by the NCPI, on the monthly net monetary liabilities and assets during the year, restated to pesos of purchasing power as of the end of the most recent period.

o The loss from holding nonmonetary assets represents the amount by which nonmonetary assets have increased less than the inflation rate measured in terms of the NCPI, and is included in stockholders' equity under the caption "loss from holding nonmonetary assets".

o The NCPI used to recognize the effects of inflation in the financial statements was 93.248, 97.354 and 102.904 as of December 31, 2000, 2001
      and 2002, respectively.

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

Following is an analysis of revenues and cost of sales:

                                                          Year ended December 31,
                                                          -----------------------

Revenues:                                          2000            2001            2002
--------                                           ----            ----            ----
Sales of merchandise                          Ps 11,410,902    Ps11,642,695    Ps12,479,329
Accrued income from extended warranties             172,434         219,203         259,776
Accrued mark-up                                   2,828,934       3,075,860       3,182,288
Penalty interest                                    346,062         352,355         347,098
Loss on monetary position from accounts
receivable                                         (243,548)       (158,369)       (210,536)
Revenues from money transfer services (*)           623,697         525,062         520,060
                                              -------------    ------------    ------------

                                              Ps 15,138,481    Ps15,656,806    Ps16,578,015
                                              =============    ============    ============
Costs:

Cost of merchandise sold                      Ps  7,837,705    Ps 8,039,779    Ps 8,801,826
Other provisions                                     51,766          65,287          87,296
Interest expense on loans                           314,263         313,533         259,292
Allowance for doubtful accounts                     591,582         626,014         538,738
Interest on money transfer funding                   14,804          11,177           6,752
Gain on monetary position on loans
obtained to finance the installment sales
program                                            (158,993)       (102,941)       (136,954)
                                              -------------    ------------    ------------

                                              Ps  8,651,127    Ps 8,952,849    Ps 9,556,950
                                              =============    ============    ============

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

c. Principles of consolidation

In the accompanying consolidated financial statements, the Company's investment in Banca Azteca is recorded by the equity method considering the non-homogenous nature of Banca Azteca's operations. Banca Azteca prepares its financial statements, in accordance with accounting rules and practices issued by the "National Banking and Securities Commission", which in the case of Banca Azteca, are similar to accounting principles generally accepted in Mexico.

Except for the matter mentioned in the preceding paragraph, the consolidated financial statements include the accounts of the Company and all of its majority-owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

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

g. Inventories and cost of sales

Inventories and cost of sales are originally determined by the average cost method and are restated as mentioned in Note 2a. Amounts of inventories so determined do not exceed current market value. (See Note 5).

h. Property, furniture, equipment and investment in stores

Property, furniture and equipment are expressed at acquisition cost and are restated as explained in Note 2a. Investment in stores represents major improvements necessary for the opening of stores, and is restated as mentioned in Note 2a. At December 31, 2001 and 2002, the Company owned 83 and 103 stores, and leased 870 and 782 stores, respectively.

Depreciation is calculated by the straight-line method, based on the estimated useful lives and the values of the Company's fixed assets. Amortization of investment in stores is calculated by the straight-line method over periods no longer than five years. (See Note 6).

i. Investments in shares

The investment in Comunicaciones Avanzadas, S. A. de C. V. (CASA) is accounted for by the equity method. The equity in the results of CASA is shown net of the amortization of the related goodwill, in the consolidated statements of income. The amortization of CASA goodwill amounted to Ps61,782 in each of the years ended December 31, 2000, 2001, and 2002.

Investments in marketable equity securities are recorded at market value with gains and losses recognized in earnings.

Other investments in non-marketable equity securities in which the Company's interest is less than 10% are stated originally at cost, and restated as mentioned in Note 2a. The Company periodically reviews the carrying value of these investments, which are written down upon evidence of impairment.

j. Goodwill and negative goodwill

The excess of cost over the book value of the shares of subsidiaries and equity investees acquired (goodwill) and negative goodwill are amortized over twenty and five years, respectively, and are restated as mentioned in Note 2a.

The related negative goodwill amortization for the years ended December 31, 2000, 2001 and 2002 amounted to Ps36,591, Ps36,591 and Ps25,812, respectively, and is included in the depreciation and amortization expense.

k. Income tax and employees' statutory profit sharing

Beginning on January 1, 2000 the Company adopted Statement D-4 "Accounting Treatment of Income Tax, Asset Tax and Employees' Statutory Profit Sharing". Under this statement, deferred taxes are initially recognized for all differences between book and tax values of assets and liabilities and for tax loss carryforwards and asset tax carryforwards that have a high probability of realization. The adoption of this statement resulted in an increase in stockholders' equity of Ps277,930, including Ps5,558 corresponding to minority interest.

For the years ended December 31, 2000, 2001 and 2002, the Company recorded provisions for deferred income tax including the loss on monetary position amounting to Ps228,531, Ps275,708 and Ps451,240, respectively. (See Note 12)

l. Labor obligations

Seniority premiums to which employees are entitled upon termination of employment after 15 years of service, as well as benefits from the noncontributory retirement plans established by the Company's subsidiaries for their employees, are recognized as expenses of the years in which the services are rendered, based on actuarial studies.

Plan benefits are primarily based on employees' years of service, which the Company estimates to be an average of 25 years, and on remuneration at retirement. At December 31, 2001 and 2002, the respective liability amounted to Ps59,997 and Ps56,368, respectively, and is included in other long-term liabilities.

For the years ended December 31, 2000, 2001 and 2002 the net cost for the period charged to income amounted to Ps10,059, Ps8,014 and Ps11,180, respectively.

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

The figures of the subsidiaries in Central and South America are translated by using the methodology established in Statement B-15 "Transactions in Foreign Currency and Translation of Financial Statements of Foreign Subsidiaries". In accordance with the provisions of that statement, the figures of those subsidiaries are restated by applying inflation factors of the country of origin. The resulting monetary and nonmonetary assets and liabilities, as well as the income and expenses, are translated at the exchange rate in effect on the balance sheet date. Differences arising from the translation of the subsidiaries' financial statements as of December 31, 2000, 2001 and 2002 amounted to Ps20,479, (Ps17,064) and Ps21,537, respectively, and were recorded as part of stockholders' equity.

o. Earnings per share

Earnings per share is computed in accordance with Statement B-14, "Earnings per Share", by dividing the consolidated net income by the weighted average number of shares outstanding in 2000 (241,520,685), 2001 (245,526,550) and 2002
(238,280,860) after retroactively giving effect to the share exchange (see Note
11). Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then share in the earnings of the entity. The effect of stock options granted to the Company's employees on earnings per share did not have a material effect on the calculation of diluted earnings per share.

p. Derivative financial instruments

Effective on January 1, 2001, the Company adopted the guidelines of amended Statement C-2, "Financial Instruments" ("Statement C-2") . Statement C-2 states that instruments used for hedging purposes, be recorded in the balance sheet and valued using the same valuation criteria used to value the hedged asset or liability. Furthermore, Statement C-2 requires for instruments not designated as a hedge, the recognition of asset or liability derived from the acquisition cost and fair value of these instruments. Subsequent fair value adjustments are reflected in the statement of income. (See Note 9).

Derivative financial instruments are used by the Company primarily to manage its
i) foreign exchange rate risk and ii) interest rate risk. Realized and unrealized gains and losses are recognized in income of the period and are included in comprehensive financing cost. For the years ended December 31, 2000, 2001 and 2002, these operations generated losses (income) of Ps141,801, Ps54,015 and (Ps20,013), respectively. Realized gains and losses on options and interest-rate swaps designated as a hedge are recognized in income of the period and are included in comprehensive financing cost. At the end of the period, these financial instruments are valued with the same valuation criteria applied to the assets and liabilities being covered.

In addition, the Company entered into transactions involving instruments indexed to the Company's stock. Through December 31, 2000, gains and losses on instruments indexed to the Company's stock were recognized in the financial statements when realized. Beginning on January 1, 2001, unrealized gains and losses are recognized in the balance sheet as either assets or liabilities. Any resulting gain or loss is recorded in paid-in capital because these transactions are carried out with the Company's own shares. Interest expense on the transactions, as well as dividends pertaining to these shares, are recorded in the results of the year in which they accrue. For the years ended December 31, 2000, 2001 and 2002, the Company credited or (charged) to equity Ps107,795, (Ps69,665) and (Ps107,064), respectively.

Counterparties to derivative transactions are normally major financial institutions, which also participate in the Company's bank credit facilities. Credit loss from counterparty non-performance is not anticipated.

q. Comprehensive income

In 2001, the Company adopted Statement B-4, "Comprehensive Income". This statement establishes new standards for reporting and displaying comprehensive income and its components in the statement of stockholders' equity. Under this statement, comprehensive income is defined as the net income of the year plus any items which according to other statements are required to be recorded directly in stockholders' equity and are not capital contributions, reductions or disbursements. (See Note 11).

r. Description of leasing arrangements

The Company conducts a major part of its operations from leased facilities, which include 782 stores, seven warehouses and the building housing the Company's headquarters. These facilities are under operating leases that expire over the next ten years. Most of the operating leases are renewable for periods of three to five years.

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

u. Recently issued accounting standards

In December 2001, the Mexican Institute of Public Accountants (MIPA) issued revised Statement C-8 "Intangible Assets", which supersedes Statement C-8. The provisions of this new statement are required to be applied as from January 1, 2003; however, early adoption is recommended.

Statement C-8 provides a clear definition of research and development costs, providing that only development costs may be deferred to a future period. Furthermore, Statement C-8 states that preoperating costs should be expensed as a period cost, unless they can be classified as development costs. Statement C-8 requires that goodwill and intangible assets, including previously existing goodwill and intangible assets, with indefinite useful lives should not be amortized, but should be tested for impairment annually. Goodwill and intangible assets with finite useful lives should be amortized over their useful life. The Company is currently evaluating the impact that the adoption of this statement will have on its consolidated financial statements.

In November 2001, the MIPA issued revised Statement C-9, "Liabilities, Provisions, Contingent Assets and Liabilities and Commitments", which supersedes the original Statements C-9 and C-12. The provisions of this new statement are required to be applied beginning on January 1, 2003, although early adoption is recommended. Statement C-9 establishes a methodology for the valuation, presentation and disclosure of liabilities and provisions, as well as for the valuation and disclosure of contingent assets and liabilities, and for disclosure of commitments. Among other things, this statement establishes guidelines for the recognition of liabilities and cancellation of liabilities in the event of extinguishments, restructurings or conversion to equity. In addition, in the case of provisions, it introduces the concept of discounting long-term provisions. With respect to contingent liabilities, Statement C-9 states that all contingent liabilities whose realization is probable must be accounted for and disclosed in the financial statements, contingent liabilities whose realization is possible should not be accounted for in the financial statements, but must be disclosed, and contingent liabilities whose realization is remote should not be accounted for in the financial statements and need not be disclosed. Statement C-9 requires disclosure of committed amounts when they represent significant fixed asset additions, contracted services and goods that exceed the company's immediate needs or if the commitment is considered a contracted obligation. The Company is currently evaluating the impact that the adoption of this statement will have on its consolidated financial statements.

In March 2003, the MIPA issued Statement C-15, "Impairment of Long-Lived Assets and Their Disposal", ("Statement C-15"), which will be effective as of January 1, 2004, although early adoption is recommended. Statement C-15 provides specific criteria in determining when there is an impairment in the value of long-lived assets, for both tangible and intangible assets. Furthermore, Statement C-15 establishes a methodology for calculating and recording losses arising from the impairment of assets and their reversal. Also, Statement C-15 provides presentation and disclosure in the case that there is subsequent reversal of the impairment. In addition Statement C-15 provides guidance for the accounting, presentation and disclosure for discontinued operations. The Company is currently evaluating the impact that adoption of this statement will have on its consolidated financial statements.

NOTE 3 - FOREIGN CURRENCY POSITION:

The following information is expressed in thousands of U.S. dollars, since this is the currency in which most of the Company's foreign currency transactions are carried out.

The Company had the following foreign currency monetary assets and liabilities:

                                       (Thousands of US dollars)
                                            December 31, 2001
                              ---------------------------------------------

                                               Central and
                                                  South
                                 Mexico        America (*)         Total
                                 ------        -----------         -----

Assets                        US$  131,159     US$ 39,287      US$  170,446
Liabilities                       (497,880)       (16,637)         (514,517)
                              ------------     ----------      ------------

Net (short) long position    (US$  366,721)    US$ 22,650     (US$  344,071)
                              ============     ==========      ============

                                                December 31, 2002
                              ---------------------------------------------

                                               Central and
                                                  South
                                 Mexico        America (*)         Total
                                 ------        -----------         -----

Assets                        US$   78,352     US$ 31,547      US$  109,899
Liabilities                       (494,873)       (13,936)         (508,809)
                              ------------     ----------      ------------

Net (short) long position    (US$  416,521)    US$ 17,611     (US$  398,910)
                              ============     ==========      ============-

(*) Denominated in various currencies, which were translated to US dollars at the exchange rates in effect on December 31, 2001 and 2002.

At December 31, 2002, the exchange rate was Ps10.39 to the U.S. dollar (Ps9.17 at December 31, 2001). At March 5, 2003, date of issuance of the consolidated financial statements, the Company's liabilities denominated in U.S. dollars had decreased in US$130,000 (see Note 14) and the exchange rate was Ps11.02 to the U.S. dollar.

At December 31, 2001 and 2002, the Company had entered into certain derivative financial instruments as protection against variations in the exchange rate (see
Note 9).

Below is a summary of the principal foreign currency transactions carried out by the Company's subsidiaries in 2000, 2001 and 2002:

                                                         Year ended December 31,
                                                         -----------------------

                                                   2000            2001            2002
                                                   ----            ----            ----
Revenues from money transfer services          US$  46,667      US$ 37,885      US$ 32,005
Sale of merchandise                                 88,434         104,381          78,839
Imported merchandise                               (94,121)        (80,674)        (61,778)
Interest expense                                   (49,096)        (50,235)        (53,440)
Fees                                               (15,733)         (5,784)         (3,080)
Other                                              (27,986)        (23,594)        (22,702)
                                               -----------      ----------      ----------

Net                                           (US$  51,835)    (US$ 18,021)    (US$ 30,156)
                                               ===========      ==========      ==========

NOTE 4 - NET BALANCES DUE FROM CUSTOMERS AND SECURITIZATION OF RECEIVABLES:

Customer account balances at December 31, 2001 and 2002 were as follows:

                                                               December 31,
                                                               ------------

                                                          2001             2002
                                                          ----             ----
Retail receivables - Net of securitization             Ps3,138,331    Ps  920,976
Less: Past due receivables written - off in the year      (705,471)      (543,196)
                                                       -----------    -----------

Net retail receivables                                   2,432,860        377,780
Wholesale receivables                                        5,687
                                                       -----------    -----------

Total                                                    2,438,547        377,780

Less - Allowance for doubtful accounts                    (131,303)      (140,540)
                                                       -----------    -----------

                                                         2,307,244        237,240
Deposits on securitized receivables - Net                1,272,959      1,644,033
                                                       -----------    -----------

                                                       Ps3,580,203    Ps1,881,273
                                                       ===========    ===========

Accounts receivable from retail customers are shown net of the unearned installment sales mark-up. The unearned installment sales mark-up was Ps669,922 and Ps1,025,967 at December 31, 2001 and 2002, respectively.

The movement of the allowance for doubtful accounts is as follows:

                                             Year ended December 31,
                                             -----------------------

                                      2000            2001            2002
                                      ----            ----            ----

Beginning balance                  Ps 101,221      Ps 144,688       Ps131,303
Provisions                            633,840         692,086         552,433
Write-offs                           (590,373)       (705,471)       (543,196)
                                   ----------      ----------       ---------

Ending balance                     Ps 144,688      Ps 131,303       Ps140,540
                                   ==========      ==========       =========

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

Elektrafin collects the securitized receivables on behalf of the trust and deposits such collections in the trust fund, which periodically pays interest to the holders of the preferred CPOs. Over the term of the issue, Elektrafin makes revolving transfers of receivables in exchange for cash from the collections previously deposited in the trust. When the maturity of the issue approaches, Elektrafin is not allowed to continue making revolving transfers of receivables, because the trust needs to accumulate the proceeds from the collections to repay the preferred CPOs holders and to pay the remaining funds to Elektrafin, the subordinated CPOs holder. The preferred CPOs are repaid at their nominal value, and the subordinated CPOs at their adjusted value, arrived at by dividing the remaining cash held by the trust by the number of subordinated CPOs outstanding.

At December 31, 2002, the following issues were outstanding:

                                                  Amount of
                Date of          Maturity         the issue         Interest         Fitch
 Issue         issuance            date       at nominal value      rate (*)     Mexico grade
 -----         --------            ----       ----------------      --------     ------------
   01-1      March 2001          March 2004      Ps  650,000       IICR + 2.0        AAA
   01-2      July 2001           June 2005           550,000       IICR + 0.7        AAA
   02-1      February 2002       January 2006        750,000       IICR + 0.65       AAA
   02-2      June 2002           May 2006            500,000       IICR + 0.9        AAA

(*)   Interbank Interest Compensation Rate (IICR).

In September 2002, Elektrafin settled in advance the 00-1U issue amounting to Ps388,020, equivalent to 127 million "Unidades de Inversion" that are a unit of measurement which considers the effects of inflation. In accordance with the terms of the irrevocable trust fund agreement, Elektrafin paid a Ps4,039 commission resulting from the prepayment of this issue.

As mentioned in Note 14, in February and March 2003, Elektrafin initiated the anticipated redemption of all its currently outstanding issues of the securitized portfolio amounting to approximately Ps2,450,000.

NOTE 5 - INVENTORIES:

                                                       December 31,
                                                       ------------

                                                   2001              2002
                                                   ----              ----

Brand name merchandise                        Ps 2,889,147      Ps 2,753,494
Elektra brand name merchandise                      44,174            51,805
Other merchandise                                    7,020             8,903
Merchandise in transit                              10,378             8,571
                                              ------------      ------------

                                                 2,950,719         2,822,773
Less - Allowance for obsolete inventories           (1,945)
                                              ------------      ------------

                                                 2,948,774         2,822,773
Advances to suppliers                               96,926           155,374
                                              ------------      ------------

                                              Ps 3,045,700      Ps 2,978,147
                                              ============      ============

NOTE 6 - PROPERTY, FURNITURE, EQUIPMENT AND INVESTMENT IN STORES:

                                                                            Average annual
                                                  December 31,               depreciation
                                                  ------------             and amortization
                                             2001              2002            rate (%)
                                             ----              ----            --------
Buildings                                Ps 2,309,537       Ps2,277,475            3
Computer equipment                          1,473,622         1,601,563           30
Communication equipment                       390,493           412,914           10
Transportation equipment                      386,958           376,787           23
Furniture and fixtures                        692,967           723,533           14
Machinery and equipment                       413,986           403,524           10
                                         ------------        ----------

                                            5,667,563         5,795,796
Less - Accumulated depreciation            (3,527,723)       (3,893,955)
                                         ------------       -----------

                                            2,139,840         1,901,841
Land                                          969,115           956,579
                                         ------------       -----------

                                            3,108,955         2,858,420
Investment in stores - Net                    756,624           701,143           20
                                         ------------       -----------

                                         Ps 3,865,579       Ps3,559,563
                                         ============       ===========

NOTE 7 - INVESTMENT IN SHARES:

                                                      December 31,
                                             ----------------------------         Percentage
                                                                                      of
                                                 2001              2002             equity
                                                 ----              ----             ------
Comunicaciones Avanzadas, S. A. de
C. V. (CASA)                                 Ps   841,464      Ps  807,123           35.8%
Banca Azteca, S. A (Banca Azteca)                                  218,297          100.0%
Other                                             249,243          149,508
                                             ------------      -----------

                                             Ps 1,090,707      Ps1,174,928
                                             ============      ===========

Comunicaciones Avanzadas, S. A. de C. V.

On March 26, 1996, the Company purchased 35.8% of the capital stock of CASA, through the capitalization of accounts receivable amounting to US$45.4 million and a cash payment amounting to US$62.2 million. CASA is a holding company which owns 90% of the equity of Azteca Holdings, S. A. de C. V. ("AH"), which in turn owns 55.5% of the equity of TV Azteca and 26.2% of the equity of Grupo Cotsa, S.
A. de C. V. The Company has the right to exchange all or a portion of its shares of CASA at any time before March 26, 2006, for the 226.4 million CPOs of TV Azteca owned by AH. This exchange right allows the Company to acquire up to approximately 7.6% of the capital stock of TV Azteca. Through the Company's indirect investment in TV Azteca, the Company indirectly owns 9.1% of Todito.com., S. A. de C. V. (Todito) and 9.1% of Operadora Unefon, S. A. de C.
V. (Unefon). (See Note 8).

In July 2000, the Company's Board of Directors' Committee on Related Party Transactions approved an agreement granting CASA or its assignee, a call option to acquire the Company's 35.8% interest in CASA, or a portion thereof (not less than 50%), at any time prior to October 13, 2001 for a total cash payment of approximately US$316.4 million. In connection with the requirements of section
4.14 of the Indenture governing the issuance of the US$275 million 12% Senior Notes due 2008 mentioned in Note 9, the Company obtained a written opinion from a recognized United States investment banking firm certifying that the financial terms of the option were fair from a financial point of view to Grupo Elektra.

Due to the fact that CASA and its assignee did not exercise the option, the Company received US$15.8 million (Ps153,145), which was recorded in 2001 as other in comprehensive financing cost.

Included below is the summarized financial information of CASA:

                                                  December 31,
                                                  ------------

                                           2001                2002
                                           ----                ----

Current assets                         Ps  7,580,384      Ps   6,915,156
Non - current assets                      15,322,500          15,764,561
                                       -------------      --------------

                                       Ps 22,902,884      Ps  22,679,717
                                       =============      ==============

Current liabilities                    Ps  2,506,882      Ps   3,456,706
Long - term liabilities                   16,142,046          14,588,006
                                       -------------      --------------

                                          18,648,928          18,044,712
                                       -------------      --------------

Majority stockholders                      2,350,458           2,252,017
Minority stockholders                      1,903,498           2,382,988
                                       -------------      --------------

Total stockholders' equity                 4,253,956           4,635,005
                                       -------------      --------------

                                       Ps 22,902,884      Ps  22,679,717
                                       =============      ==============

                                      Year ended December 31,
                                      -----------------------

                                 2000          2001           2002
                                 ----          ----           ----

Net revenue                  Ps 5,992,679  Ps 6,127,048  Ps 6,743,048
Operating income                1,313,024     1,776,931     2,785,490
Net income                        220,925     1,346,712       545,809

Banca Azteca, S. A., Institucion de Banca Multiple

On April 4, 2002, Grupo Elektra received the approval from the Mexican Ministry of Finance to operate a bank denominated Banca Azteca, S. A., Institucion de Banca Multiple (Banca Azteca), with a capital stock of Ps280,470. Banca Azteca is a wholly owned subsidiary of Grupo Elektra.

Banca Azteca began operations in November, 2002, with its savings account product denominated "Guardadito". In December 2002, Banca Azteca began offering consumer credit to acquire merchandise, mainly at all Elektra and Salinas y Rocha stores located in Mexico, totaling Ps1,094,963. Consequently, as from that date, Elektrafin ceased its credit operations.

Following is the condensed consolidated financial information of Banca Azteca:

                                                            December 31,
Assets                                                          2002
                                                                ----

Cash and cash equivalents                                  Ps    871,361
Consumer loans                                                 1,006,188
Other assets                                                      88,060
                                                           -------------

                                                           Ps  1,965,609
                                                           =============

Liabilities and stockholders' equity

Current and noncurrent deposits                            Ps  1,282,402
Other liabilities                                                464,910
                                                           -------------

                                                               1,747,312
Stockholders' equity                                             218,297
                                                           -------------

                                                           Ps  1,965,609
                                                           =============

                                                             Two months
                                                            period ended
                                                            December 31,
                                                                2002
                                                                ----

Financial margin                                             Ps 29,741
Allowance for credit risks                                     (88,775)
                                                             ---------

Financial margin adjusted for credit risks                     (59,034)

Commission income - Net                                         10,891
Administrative and promotion expenses                          (47,999)
                                                             ---------

Operating loss                                                 (96,142)
Other income                                                     4,494
Deferred income tax                                             29,475
                                                             ---------

Net loss                                                    (Ps 62,173)
                                                             =========

NOTE 8 - ACCOUNTS RECEIVABLE (PAYABLE) AND SIGNIFICANT TRANSACTIONS WITH RELATED
PARTIES:

                                                             December 31,
                                                             ------------

                                                        2001            2002
                                                        ----            ----

Azteca Holdings, S. A. de C. V. and subsidiaries      Ps  54,066     Ps  21,107
Biper, S. A. de C. V. and subsidiaries (Biper)            58,959
Mobil Digital, S. A. de C. V. and subsidiaries            37,294
Banca Azteca, S. A.                                                      19,697
Unefon, S. A. de C. V. and subsidiaries - Net             46,422         41,560
Other                                                     81,022         59,459
                                                      ----------     ----------

                                                      Ps 277,763     Ps 141,823
                                                      ==========     ==========

The principal transactions with related parties are as follows:

Merchandise sales

Revenues from sales of electronic devices and equipment to related parties amounted to Ps132,334, Ps51,230 and Ps341,358 for the years ended December 31, 2000, 2001 and 2002, respectively.

Advertising agreements signed with Azteca Holdings, S. A. de C. V. and subsidiaries

In March 1996, the Company entered into a ten-year agreement with TV Azteca whereby Elektra will purchase at least 5,200 minutes per year of advertising time from TV Azteca, to be aired during otherwise unsold time. The price is a minimum of US$1.5 million per year for ten years. For the years ended December 31, 2000, 2001 and 2002, the Company recorded advertising expenses of Ps16,274, Ps18,119 and Ps14,013, respectively, under this arrangement.

On February 17, 2000, Elektra and TV Azteca entered into an additional advertising agreement, pursuant to which TV Azteca is to air commercial spots for Elektra at rates based on the rating points assigned per schedule. In 2002 and 2001, Elektra purchased airtime amounting to Ps62,321 and Ps56,145, respectively, under this agreement.

Agreements signed with Biper

The Company's relationship with Biper is governed by two separate agreements dated March 31, 1996, and March 15, 1997, pursuant to which Elektra acts as Biper's agent to promote Biper's paging and message delivery services, sign up Biper subscribers, provide customer support and carry out collections.

The Company's income for the years ended December 31, 2000, 2001 and 2002, corresponding to the aforementioned services amounted to Ps27,946, Ps4,958 and Ps664, respectively.

Agreement signed with Operadora Unefon, S. A. de C. V.

At the August 31, 2000 meeting of the Company's Board of Directors' Related Party Transactions Committee, it was agreed to sign an agreement with Unefon for a ten-year period, beginning on January 1, 2000.

In accordance with this agreement, Elektra and SyR are required to:

i. Promote among their customers the telephone services provided by Unefon.

ii. Sell, for credit or cash, the telephones acquired by the companies from Unefon.

iii. Allow Unefon to install towers, antennas, and other transmission equipment at their stores.

For the years ended December 31, 2001 and 2002, revenues corresponding to this contract were Ps32,840 and Ps68,410, while during 2000 were not significant.

Option on Unefon shares

On October 19, 2000, TV Azteca granted, on a pro rata basis to certain of its shareholders, including Azteca Holdings rights to acquire all of the shares of Unefon owned by TV Azteca. The rights to acquire the Unefon shares were subject to the receipt of consents from the holders of the TV Azteca and Azteca Holdings Senior Secured Notes 2002, which were obtained on March 27, 2001, the receipt of regulatory approvals and third parties approvals, including the approval of Nortel. In addition, the rights are subject to the effectiveness of a registration statement filed with the U.S. Securities and Exchange Commission that registers the Unefon shares underlying the rights.

Of the 601,042,247 Series "A" shares of Unefon that AH may acquire pursuant to the rights, as a shareholder of TV Azteca, 511,743,120 shares are subject to a right to purchase granted in favor of Ricardo B. Salinas Pliego and Elisa Salinas Gomez, Mr. Salinas Pliego's aunt. Mr. Salinas and Mrs. Salinas Gomez paid a US$6.65 million non-refundable premium to AH for these purchase rights. However, in order to exercise these purchase rights, Mr. Salinas Pliego and/or his affiliates must first have directly or indirectly acquired the CASA shares or all of our outstanding capital stock, or the Company must have exercised its right to exchange all of the shares of CASA for 226,492,629 CPOs of TV Azteca pursuant to the terms of the share exchange agreement dated March 26,1996 between Grupo Elektra and AH. If Mr. Salinas Pliego and Mrs. Salinas Gomez have not so acquired the CASA shares, and the Company has not exercised its share exchange right, then Grupo Elektra will have the right, in lieu of Mr. Salinas Pliego and Mrs. Salinas Gomez, to exercise up to 34% of AH rights to acquire Unefon shares. If the Company or Mr. Salinas Pliego and Mrs. Salinas Gomez, if applicable, exercise the purchase right and acquire the Unefon shares, such shares, together with any cash proceeds or securities received upon the sale of such shares or acquired with such cash proceeds, will be pledged as collateral to guarantee the Senior Notes issued by AH amounting to US$255 million that mature in 2003 and 2005. The rights are exercisable only on December 11, 2003, unless the time of exercise is extended by TV Azteca or an acceleration event occurs. Any rights that are not exercised on the exercise date will expire and TV Azteca will retain ownership of the shares underlying the rights. At December 31, 2002, the grant of the rights are still subject to the effectiveness of a registration statement of Unefon with the U.S. Securities and Exchange Commission.

These option expire on or before December 11, 2003.

NOTE 9 - DEBT AND DERIVATIVE FINANCIAL INSTRUMENTS:

                                                         December 31,
                                                         ------------

                                                    2001              2002
                                                    ----              ----

12.0% Senior Notes US$275 million due 2008       Ps2,665,490       Ps2,858,625
US$130 million Syndicated Loan                     1,260,050         1,351,350
Euro Commercial Paper                                247,164           540,540
Unsecured loans in Mexican pesos                     334,301
Unsecured loans in U.S. dollars                      147,310
Derivative financial instruments                      89,084           112,521
Interest                                             123,376           100,503
                                                 -----------       -----------

                                                   4,866,775         4,963,539
Less current portion                                 941,236         1,260,320
                                                 -----------       -----------

Long - term debt                                 Ps3,925,539       Ps3,703,219
                                                 ===========       ===========

12.0% Senior Notes US$275 million due 2008

On March 22, 2000, Grupo Elektra completed a private placement of US$275 million in Senior Notes due 2008, resulting in net proceeds of US$268.1 million. The Senior Notes were subsequently publicly registered in the United States of America. Interest on the Notes are payable semi-annually on April 1 and October 1, commencing on October 1, 2000.

The Indenture governing the Senior Notes imposes significant operating and financial restrictions on the Company. Such restrictions affect, and in many respects limit or prohibit, among other things, the Company's ability to pay dividends, incur indebtedness, create liens, enter into transactions with affiliates and consummate certain asset sales. The Notes are guaranteed by all of the Company's subsidiaries, except for Banca Azteca.

Syndicated loan for US$130 million

On July 25, 2001, the Company entered into a five-year US$130 million credit agreement with a syndicate of financial institutions with Citibank, N.A. as agent. The loan is divided in two tranches of US$65 million each. This loan is guaranteed by Elektra, Elektrafin and SyR, and includes certain financial covenants with which the Company complied at December 31, 2001 and 2002, the most significant of which being "Interest Coverage Ratio", "Leverage Ratio", "Current Assets Ratio" and "Fixed Charge Coverage Ratio".

For the years ended December 31, 2001 and 2002 the average interest rates were 6.88% and 4.65%. This loan was payable as follows:

      Date                                 Thousands of U.S. dollars
      ----                                 -------------------------

January 30, 2003                                 US$   24,375
July 30, 2003                                          24,375
January 30, 2004                                       24,375
July 30, 2004                                          24,375
January 30, 2005                                        8,125
July 30, 2005                                           8,125
January 30, 2006                                        8,125
July 30, 2006                                           8,125
                                                 ------------

                                                 US$  130,000
                                                 ============

As mentioned in Note 14, the Company made the payment due in January 2003, and prepaid the remaining balance of this loan in February 2003.

Euro Commercial Paper Program

Grupo Elektra and Elektra have a Euro Commercial Paper Program which provides for unsecured short-term borrowings up to an aggregate of US$150 million or its equivalent in alternative currencies. The Euro Commercial Paper Program is unconditionally and irrevocably guaranteed by Grupo Elektra, Elektra, Elektrafin, SyR and Ardoma. At December 31, 2001 and 2002, the Company has drawn down US$25.5 million and US$52 million, respectively. For the years ended December 31, 2001 and 2002, the average interest rates were 8.95% and 7.99%, respectively.

Derivative financial instruments

a. Transactions with derivative financial instruments indexed to the Company's own stock

Grupo Elektra has entered into certain derivative operations under which it swapped the future appreciation of its shares for floating interest payments. At December 31, 2001 and 2002, the related liability for these transactions amounted to Ps43,638 and Ps138,696, respectively.

b. Derivative financial instruments on exchange rates

Grupo Elektra and Elektra have entered into short-term forward currency exchange contracts to protect themselves from changes in the exchange rate variations, that could affect loan payments in U.S. dollars. At December 31, 2001, the Company has hedged liabilities from the Euro Commercial Paper amounting to US$25 million. At December 31, 2002, the Company has hedged principal and interest payments amounting to US$140 million due within the following twelve months. At December 31, 2001 and 2002, the related liability (asset) amounted to Ps40,605 and (Ps30,587), respectively.

In the years ended December 31, 2001 and 2002, the premiums paid for option currency exchange contracts amounted to Ps9,920 and Ps96,806, and are included in the income statement as other comprehensive financing cost.

c. Interest rate swaps and options

Certain loans require the Company to pay interest at variable rates, while the Company provides credit to its customers at fixed rates. As a result, in 2001, Grupo Elektra and Elektrafin entered into interest rate swaps and options to protect themselves from changes in interest rates, mainly the 28-day IICR. At December 31, 2001 and 2002, the results of these transactions amounted to a loss of Ps62,849 and Ps55,866, respectively, and are included in the comprehensive financing cost.

At December 31, 2001 and 2002, the liability for these transactions amounted to Ps4,843 and Ps4,412, respectively.

NOTE 10 - OPERATING AND FINANCIAL LEASES:

Following is a schedule of future minimum rental payments required under operating leases that have initial or remaining noncancellable lease terms in excess of one year as of December 31, 2002:

Year ended December 31:
----------------------
         2003                                       Ps   298,529
         2004                                            263,746
         2005                                            231,485
         2006                                            197,329
         2007                                            164,287
         2008 and thereafter                             159,872
                                                    ------------

         Total minimum payments required            Ps 1,315,248
                                                    ============

The following schedule shows the composition of total rental expense for all operating leases:

                                          Year ended December 31,
                                          -----------------------

                                     2000          2001           2002
                                     ----          ----           ----

Minimum rentals                  Ps  340,160    Ps 332,022    Ps 288,917
Contingent rentals                    25,256        22,999        51,971
                                 -----------    ----------    ----------

                                 Ps  365,416    Ps 355,021    Ps 340,888
                                 ===========    ==========    ==========

The Company has acquired computer equipment amounting to Ps387,565 under capital leases in U.S. dollars with purchase options after two to three years. The liabilities under these capital lease contracts have the following maturities:

Year

2003                                                               Ps   93,550
2004                                                                    20,833
2005                                                                     2,336
                                                                   -----------

Total liability                                                        116,719
Less amount representing interest                                        6,723
                                                                   -----------

Net liability                                                          109,996
Less current portion                                                    88,162
                                                                   -----------

Long - term portion                                                Ps   21,834
                                                                   ===========

NOTE 11 - STOCKHOLDERS' EQUITY:

a. Company merger

At the Extraordinary Meeting held on August 28, 2000, the stockholders approved the merger of Grupo Elektra into its subsidiary Grupo SyR, whose name was subsequently changed to Grupo Elektra, S. A. de C. V. The merger was effected through the exchange of shares in Grupo Elektra for equivalent shares in Grupo SyR. As a result of the merger, the Company recorded a net increase in equity of Ps5,471. For accounting purposes, the merger has been accounted for as a recapitalization of Grupo Elektra.

b. Capital structure

At the June 25, 2002, Extraordinary Stockholders' Meeting the stockholders agreed to exchange the Series "A", "B" and "L" shares, representing its capital stock, for new common and ordinary shares with no par value, with full voting rights, represented by a single class of shares comprising its old shares.

At December 31, 2002, the capital stock is represented by 237,599,460 shares distributed as follows:

    Number of
     shares                      Description                      Amount
     ------                      -----------                      ------

  288,630,604      Authorized stock                             Ps  665,236
  (43,582,902)     Treasury shares                                 (100,450)
   (7,448,242)     Repurchased shares                               (17,167)
-------------                                                   -----------

  237,599,460      Capital stock subscribed and paid-in             547,619 (*)
=============

                   Effect of restatement                            107,666
                                                                -----------

                   Capital stock expressed in Mexican pesos
                   of December 31, 2002 purchasing power        Ps  655,285
                                                                ===========

(*)   Expressed in thousands of nominal pesos

In the event dividends are paid from retained earnings not previously taxed, a 34% tax will be paid on the amount exceeding the balance of the After Tax Earnings Account (CUFIN) multiplied by a factor of 1.5152. The applicable tax is payable by the Company, and may be credited against income tax owed by the Company in the following three years. Capital stock reductions in excess of the sum of the balances of the capital contributions, after tax earnings and reinvested after tax earnings accounts, inflation-indexed in accordance with the procedures established by the Income Tax Law, are accorded the same tax treatment as dividends. At December 31, 2002, the balances of the after tax earnings and capital contributions accounts, determined in accordance with the current tax provisions, were Ps20,461 and Ps1,085,255, respectively.

c. Stock option plans

In February 1994, the Company established a Stock Option Plan ("the Plan") for key employees, under which, certain employees can acquire up to 14 million shares of Grupo Elektra at a price of Ps12.50, Ps16.25 and Ps20.0 (nominal) per share. Options granted can be exercised in equal portions over a five-year period, if the Company achieves annual established performance goals, mainly related to net income increase. If the annual established performance goals are not achieved, the vesting of the options may be postponed to the next year, however not beyond February 28, 2024. At December 31, 2002, 14,829,339 shares had been assigned, of which 9,496,766 had been exercised:

Stock options under the plan                 Number of shares
----------------------------                 ----------------

Outstanding on December 31, 1999                 6,205,568
Granted                                             10,000
Excercised                                      (1,140,202)
                                               -----------

Outstanding on December 31, 2000                 5,075,366
Exercised                                       (1,618,893)
                                               -----------

Outstanding on December 31, 2001                 3,456,473
Granted                                          2,237,100
Exercised                                         (361,000)
                                                ----------

Outstanding on December 31, 2002                 5,332,573
                                                ==========

Exercisable at December 31, 2002                 4,873,447
                                                ==========

The following table summarizes information concerning stock options outstanding and exercisable at December 31, 2002:

                                                         Number of
                                   Options              exercisable
   Exercise price                outstanding              options
   --------------                -----------              -------

         12.50                    5,027,216             4,725,763
         16.25                      177,688                91,013
         20.00                      127,669                56,671
                                 ----------            ----------

                                  5,332,573             4,873,447
                                 ==========            ==========

d. Restricted earnings of CASA

At December 31, 2002, retained earnings include Ps471,466 corresponding to retained earnings of CASA. In order for Grupo Elektra to pay a dividend from profits derived from CASA earnings, the earnings must be previously declared as dividends by CASA.

e. Comprehensive income

Comprehensive income is analyzed as follows (See Note 2q.):

                                                                Year ended December 31,
                                                                -----------------------

                                                        2000             2001            2002
                                                        ----             ----            ----
Income of majority stockholders                     Ps 1,238,651    Ps 1,201,494       Ps 79,873
Initial recognition of deferred taxes (Note 2k.)         272,372
Effect of translation of foreign subsidiaries             20,479         (17,064)         21,537
Effects of minority interest                             (53,256)        (12,594)        (70,257)
Loss from holding nonmonetary assets                    (684,477)       (440,985)       (394,474)
                                                    ------------    ------------       ---------

                                                    Ps   793,769    Ps   730,851      (Ps363,321)
                                                    ============    ============       =========

NOTE 12 - INCOME TAX, ASSET TAX AND EMPLOYEES' STATUTORY PROFIT SHARING:

Income tax and employees' statutory profit sharing charged to income are shown as follows:

                                               Year ended December 31,
                                               -----------------------

                                          2000          2001           2002
                                          ----          ----           ----

Income tax                                           Ps 291,615    Ps  148,316
Deferred income tax                    Ps 228,531       275,708        451,240
Employees' statutory profit sharing            75         4,276          4,867
                                       ----------    ----------    -----------

                                       Ps 228,606    Ps 571,599    Ps  604,423
                                       ==========    ==========    ===========

For the years ended December 31, 2000, 2001 and 2002, the differences between taxable and financial income are mainly due to the effect of the deduction of inventory purchases for tax purposes, offset by the non-allowable deduction of cost of sales, to the difference between the effect of the inflationary component determined for book and tax purposes, to installment sales revenues for tax purposes and to nondeductible expenses.

In accordance with the Tax Law Amendments in effect as from January 1, 2002, the corporate income tax rate will be gradually reduced by 1% per annum beginning in the year 2003 until it reaches 32% in 2005. Consequently, this gradual decrease in the income tax rate will reduce the related income tax liability.

At December 31, 2002, the Company had tax loss carryforwards that expire as shown below:

                    Year of
                  expiration                         Amount
                  ----------                         ------

                      2004                        Ps   234,757
                      2005                           1,128,193
                      2006                             794,143
                      2007                              84,771
                      2012                             503,179
                                                  ------------

                                                  Ps 2,745,043
                                                  ============

The tax loss carryforwards are restated by applying factors derived from the NCPI until they are utilized. The Company prepares a consolidated income tax return, including all its subsidiaries. Additionally, the Company's subsidiaries file individual income tax returns. The Mexican Income Tax Law limits the tax consolidation to 60% of the parent's equity interest.

At December 31, 2002, the Company had Ps468,377 (restated) of recoverable asset tax, for which a refund can be requested if income tax determined in any of the following ten years exceeds asset tax for those years. Recoverable asset tax expires as shown below:

                          Year of
                        expiration             Amount
                        ----------             ------

                           2004               Ps128,097
                           2005                 112,079
                           2006                  85,002
                           2007                  37,319
                           2008                  23,327
                           2010                  50,399
                           2011                  18,159
                           2012                  13,995
                                              ---------

                                              Ps468,377
                                              =========

Significant items comprising the Company's net deferred tax assets and liabilities at December 31, 2001 and 2002, are as follows:

                                                                     December 31,
                                                                     ------------

Deferred income tax liabilities:                               2001              2002
-------------------------------                                ----              ----
Inventories                                                (Ps   953,340)    (Ps   935,419)
Property, furniture, equipment and investment in stores         (107,458)          (91,278)
Prepaid expenses                                                (105,126)         (144,550)
Installment sales                                               (236,869)         (680,355)
Other                                                             (6,359)             (103)
                                                            ------------      ------------

                                                              (1,409,152)       (1,851,705)
                                                            ------------      ------------

Deferred income tax assets:

Operating loss carryforwards                                     734,390           610,765
Asset tax carryforwards                                          382,246           468,377
Allowance for doubtful accounts                                   40,612            71,136
Other                                                             26,610            24,893
                                                            ------------      ------------

                                                               1,183,858         1,175,171
                                                            ------------      ------------

Net deferred income tax liabilities                        (Ps   225,294)    (Ps   676,534)
                                                            ============      ============

NOTE 13 - SEGMENT INFORMATION:

A summary of financial information by segments in which the Company carried out business at December 31, 2000, 2001 and 2002 is shown below:

As of and for the year ended            Commercial       Credit      International  Banca Azteca      CASA
----------------------------            ----------       ------      -------------  ------------      ----
December 31, 2000

Revenues from external customers       Ps 11,650,344   Ps 2,793,883   Ps   694,253
Depreciation and amortization                 39,235         20,919         53,997
Operating income (loss)                    1,454,623      1,670,986        (16,036)
Equity in the results of affiliates                                                                 (Ps 24,588)

Total assets                               2,636,557      3,773,991      1,142,750                     661,651

As of and for the year ended
December 31, 2001

Revenues from external customers       Ps 11,758,556   Ps 3,074,968   Ps   823,282
Depreciation and amortization                142,571         22,363         73,698
Operating income (loss)                    1,585,839      1,755,993        (11,201)
Equity in the results of affiliates                                                                 Ps 197,626

Total assets                               4,136,476      3,336,160        892,113                     841,464

As of and for the year ended
December 31, 2002

Revenues from external customers       Ps 12,614,079   Ps 3,144,282   Ps   819,654
Depreciation and amortization                199,276         23,073         50,190
Operating income (loss)                    1,654,819      1,938,065          4,839
Equity in the results of affiliates                                                  (Ps 62,173)    (Ps 27,026)


As of and for the year ended               Other        Consolidated
----------------------------               -----        ------------
December 31, 2000

Revenues from external customers                        Ps 15,138,481
Depreciation and amortization           Ps   444,794          558,945
Operating income (loss)                   (1,169,129)       1,940,444
Equity in the results of affiliates                           (24,588)

Total assets                               7,427,779       15,642,728

As of and for the year ended
December 31, 2001

Revenues from external customers                        Ps 15,656,806
Depreciation and amortization           Ps   402,668          641,300
Operating income (loss)                   (1,181,868)       2,148,763
Equity in the results of affiliates                           197,626

Total assets                               7,027,683       16,233,896

As of and for the year ended
December 31, 2002

Revenues from external customers                        Ps 16,578,015
Depreciation and amortization           Ps   499,259          771,798
Operating income (loss)                   (1,337,801)       2,259,922
Equity in the results of affiliates                           (89,199)

The Company reports segment sales and services and operating income on the same format reviewed by company management. An operating segment is defined as a component of the Company that engages in business activities from which it may earn revenues and incur expenses, and concerning which separate financial information is regularly evaluated by the company management in deciding how to allocate resources. The accounting policies of the segments are the same as those described in the summary of significant accounting policies.

Certain assets and expenses, such as property, furniture and equipment and other assets, corporate overhead, depreciation, intangible amortization, interest expense and income taxes are not allocated to the segments and have been included in the Other column. The Company evaluates segment performance based upon income or loss before the aforementioned expenses. All Company operations are located in Mexico, except for the Latin American operations, which are located in Guatemala, Honduras and Peru.

The Commercial segment includes sales of a wide variety of brand name consumer electronics, major appliances and household furniture in Mexico, as well as Money Transfer Services from abroad, primarily the United States, to Mexico, and within Mexico; Extended Warranties and Photo Products and Processing Services.

The Credit segment consists of the mark-up and stated or penalty interest earned by the Company, plus the expenses incurred to finance the company's installment sales program and to administer the installment sales operations.

The International segment represents the Company's electronics, appliance and furniture retail operations in three countries of Latin America: Guatemala, Honduras and Peru.

The Banca Azteca segment includes the equity in the results of that company and the related investment stated by the equity method.

The CASA segment includes the company's investment in CASA stated by the equity method net of the corresponding goodwill amortization.

The Company's other operating segment includes corporate expenses and assets not easily identifiable with a particular segment.

NOTE 14- SUBSEQUENT EVENTS:

a. Asset sales to Banca Azteca

In February and March 2003, the Company sold to Banca Azteca furniture, computer equipment and other assets, amounting to Ps504,000. The sales price was determined at fair value based on a fairness opinion obtained from a recognized financial institution.

b. Anticipated redemption of the securitized portfolio

At March 5, 2003, date of issuance of the financial statements, Elektrafin had paid in advance its securitization portfolio program which mentioned in Note 4. Elektrafin ceased to grant its collection rights and deposited in the trust fund the amount of the outstanding issues of approximately Ps2,500,000, including a commission for advance payment of approximately Ps49,000.

c. Advance payment of US$130,000 syndicated loan

Grupo Elektra made the US$24,375 payment due on January 30, 2003 under the syndicated loan, and prepaid the remaining balance of US$105,625 on February 18, 2003.

d. Approval to operate an Afore Retirement Fund Administrator (Afore)

On March 3, 2003, Grupo Elektra received from the Retirement Savings System National Commission the approval to operate an Afore to be denominated Afore Azteca, and is required to begin operations within 60 days following the approval. Afore Azteca will be a wholly owned subsidiary of Grupo Elektra with an initial capital stock of approximately Ps6 million.

NOTE 15- RECONCILIATION BETWEEN MEXICAN (MEXICAN GAAP) AND UNITED STATES OF AMERICA GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (U.S. GAAP):

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

The principal differences between Mexican GAAP and U.S. GAAP are summarized below with an explanation, where appropriate, of the effects on consolidated net income and stockholders' equity. The various reconciling items are presented net of any price level gain (loss):

a. Reconciliation of consolidated net income:

                                                                                         Year ended December 31,
                                                                                         -----------------------
                                                              Sub note
                                                              reference           2000              2001                2002
                                                              ---------           ----              ----                ----
Net income related to majority stockholders under
Mexican GAAP                                                                   Ps1,238,651       Ps1,201,494         Ps   79,873
Reversal amortization of goodwill relating to CASA
acquisition                                                       i                 61,782            61,782              61,782
Difference in equity in earnings of CASA                          i               (124,789)         (238,007)            (63,138)
Additional amortization of negative goodwill from the
Grupo SyR acquisition                                             ii               167,349           167,349
Reversal of depreciation of property, furniture and
equipment acquired in the Grupo SyR acquisition                   ii                63,162            63,162              63,162
Reversal amortization of goodwill relating to other
subsidiaries acquisitions                                        iii                25,989            25,989              25,989
Cumulative effect of change in goodwill accounting
principles:
  o Write-off of negative goodwill                                ii                                                     447,483
  o Write-off of goodwill                                         iv                                                    (349,878)
Reversal of amortization of goodwill written-off upon
adoption of goodwill accounting principle                         iv                                                      34,460
Deferred income tax effects                                       v                (14,988)          (21,615)            (75,564)
Capitalized exchange losses and interest expense                  vi                 4,356             4,356               4,356
Stock options granted to employees                                vii               (3,191)             (154)            (13,497)
Net gain (loss) on instruments indexed to the Company's
stock                                                            viii                6,185           (60,879)           (107,064)
Net (loss) gain on interest rate swaps and options               viii                                (47,433)             47,433
Reversal of capitalized pre-operating expenses                    ix                                                    (172,763)
Effect on minority stockholders of U.S. GAAP
adjustments                                                                            (87)              (87)                (87)
                                                                               -----------       -----------        -------------

Net income (loss) under U.S. GAAP                                              Ps1,424,419       Ps1,155,957        (Ps   17,453)
                                                                               ===========       ===========        =============

Components of U.S. GAAP net income (loss):
Income before loss from discontinued operations,
cumulative effect of change in goodwill accounting
principles and minority interest                                               Ps1,525,587       Ps1,334,772         Ps  216,858
Loss from discontinued operations                                                  (78,614)         (165,026)           (339,286)
Cumulative effect of change in accounting principle                                                                       97,605
Minority interest                                                                  (22,554)          (13,789)              7,370
                                                                               -----------       -----------        -------------

Net income (loss) of majority stockholders                                     Ps1,424,419       Ps1,155,957        (Ps   17,453)
                                                                               -----------       -----------        -------------
Basic and diluted earnings (loss) per share (in pesos):

Income from continuing operations                                              Ps     6.23         Ps   5.38         Ps     0.95
Loss from discontinued operations                                                    (0.33)            (0.67)              (1.43)
                                                                               -----------       -----------        -------------
Cumulative effect of change in accounting principle                                                                         0.41

Net income (loss)                                                              Ps     5.90         Ps   4.71        (Ps     0.07)
                                                                               ===========       ===========        =============
Basic weighted average number of common shares
outstanding (in thousands)                                                         241,521           245,527             238,281
                                                                               ===========       ===========        =============

b. Reconciliation of consolidated stockholders' equity:

                                                                             December 31,
                                                                             ------------
                                                          Sub note
                                                          reference      2001            2002
                                                          ---------      ----            ----

Majority stockholders' equity under Mexican GAAP                    Ps  6,296,266    Ps 5,251,441
Goodwill relating to CASA acquisition                         i          (888,534)       (826,752)
Participation in net equity of CASA                           i          (377,188)       (495,234)
Negative goodwill resulting from the recognition of
deferred tax benefits acquired from Grupo SyR                ii        (1,460,977)     (1,013,494)
Reversal of depreciation of property, furniture and
equipment acquired in the Grupo SyR acquisition              ii           173,696         236,858
Goodwill relating to other subsidiaries acquisitions         iii         (221,084)       (195,095)
Goodwill written-off as a result of adoption of goodwill
accounting principle                                         iv                          (315,418)
Deferred income tax effects                                   v           318,974         243,410
Capitalized exchange losses and interest expense             vi           (12,891)         (8,535)
Net loss on interest rate swaps and options                 viii          (47,433)
Reversal of capitalized pre-operating expenses               ix                          (172,763)
Deferred income                                             xxii       (1,091,042)       (943,433)
Effect on minority stockholders of U.S. GAAP
adjustments                                                                29,044          28,957
                                                                    -------------    ------------

Stockholders' equity under U.S. GAAP                                Ps  2,718,831    Ps 1,789,942
                                                                    =============    ============

An analysis of the changes in consolidated stockholders' equity under U.S. GAAP is shown below:

                                                     2001            2002
                                                     ----            ----

Balance at beginning of year                    Ps  2,139,788    Ps 2,718,831
Net income (loss)                                   1,155,957         (17,453)
Loss from holding nonmonetary assets                 (435,836)       (449,382)
Repurchase and sale of Grupo Elektra shares            28,869        (340,745)
Payment of dividends                                 (166,011)       (156,394)
Exercise of stock options                              12,974              51
Stock options granted to employees                        154          13,497
Effect of translation of foreign subsidiaries         (17,064)         21,537
                                                -------------    ------------

Balance at end of year                          Ps  2,718,831    Ps 1,789,942
                                                =============    ============

c. Significant differences between U.S. GAAP and Mexican GAAP:

i. Acquisition of CASA

As mentioned in Note 7, the Company acquired a 35.8% interest in CASA in 1996. For U.S. GAAP purposes, this acquisition is considered to be of a company under common control and was accounted for at recorded amounts in a manner similar to a pooling of interest. Consequently no goodwill would be reflected under U.S. GAAP. For Mexican GAAP purposes, the acquisition has been accounted for as a purchase of shares generating goodwill of Ps1,236,132 amortized on a straight line basis over 20 years.

The reconciliations of net income and stockholders' equity also include adjustments in order to reconcile the equity in the income of CASA under Mexican GAAP to U.S. GAAP. Certain reconciling items between the equity in the income of CASA under Mexican GAAP and U.S. GAAP are: (i) the deferred tax effects; (ii) the compensation cost from stock options; (iii) the effect of fifth amendment to Statement "B-10"; and (iv) accounting for equity investees.

Also in the Mexican GAAP financial statements the equity in the income (loss) of CASA is presented net of the related goodwill amortization.

ii. Acquisition of Grupo SyR

On April 8, 1999, the Company acquired 94.3% of the capital stock of Grupo SyR and replaced the syndicate of banks as creditor on Grupo SyR's bank loans for an aggregate payment of US$77.7 million (approximately Ps1,021 million) plus transaction costs of Ps94 million. For U.S. GAAP purposes, the Company recorded the transaction using the purchase method of accounting.

The total purchase cost of Ps1,115 million was initially allocated to the assets acquired (including tax loss carryforwards of Ps4,394,623 and recoverable asset tax of Ps382,246) and liabilities assumed based on their estimated fair values at the acquisition date, and to the recognition of the acquired deferred tax assets that became realizable as a result of the acquisition and planned reorganization of the Company. The initial purchase price allocation resulted in the generation of negative goodwill, a portion of which was allocated to reduce the noncurrent assets (other than the deferred tax assets and the assets sold to other third parties of certain department stores owned by Grupo SyR) to zero. The assets sold to third parties were recorded at their sale price. The remaining excess negative goodwill was being amortized over five years until December 31, 2001. The final purchase price allocation at the acquisition date is as follows:

Purchase price                                            Ps 1,115,533
                                                          ============

Allocated to:
Current assets                                                 714,248
Property, furniture and equipment                              204,075
Deferred tax assets                                          1,920,386
Negative goodwill                                           (1,020,520)
                                                          ------------

Total assets                                                 1,818,189

Liabilities                                                   (702,656)
                                                          ------------

Net assets acquired                                       Ps 1,115,533
                                                          ============

On January 1, 2002, the Company adopted Statement of Financial Accounting Standard ("SFAS") 141, "Business Combinations" ("SFAS 141"). Pursuant to SFAS 141, the Company wrote-off the remaining negative goodwill of Ps447,483, as a change in accounting principle.

The reconciliation to U.S. GAAP net income and stockholders' equity as of and for the year ended December 31, 2000, 2001 and 2002 include: 1) a net adjustment to reflect the differences in basis between Mexican and U.S. GAAP; 2) an adjustment to the negative goodwill amortization; and 3) an adjustment to reverse the depreciation expense recorded on the property, plant and equipment that were allocated a reduced or zero value.

iii. Acquisition of other subsidiaries

In 1991, the Company acquired various companies controlled by the principal stockholders, and under Mexican GAAP, recorded goodwill amounting to Ps519,790 for the excess of the amounts paid over the book value of the companies acquired. Under U.S. GAAP, these acquisitions would have been recorded as combinations of companies under common control and no goodwill would have been recorded.

iv. Cumulative effect of change in goodwill accounting principle

For Mexican GAAP purposes, goodwill is being amortized under the straight-line method over a period of 20 years. For US GAAP purposes, until December 31, 2001, goodwill was being amortized over its estimated useful life, not to exceed twenty years. Effective January 1, 2002, the Company adopted SFAS 142, "Goodwill and Other Intangible Assets" ("SFAS 142"), where upon the Company no longer amortizes goodwill. SFAS 142 requires the Company to perform a two-step fair value based impairment test for goodwill annually, or more frequently if circumstances indicate a possible impairment exists. The first step of the test examines whether or not the book values of the Company's reporting units exceed their fair values. In the second step, the implied fair value of goodwill in accordance with the methodology prescribed by SFAS 142, is compared to its book value. The Company's reporting units are level below the operating segments underlying the segments.

As a result of the impairment test upon adoption, the Company determined that goodwill related to certain reporting units of its commercial segments were impaired. The Company performed goodwill impairment tests at the reporting unit level. The estimated fair values of the reporting units were computed principally based on upon the present value of future cash flows as of the date of adoption. The implied fair value of the goodwill was then compared to its book value resulting in an impairment charge of Ps349,878. In accordance with SFAS 142, the impairment charge was recorded as a cumulative effect of a change in accounting principle.

The change in the book value of goodwill by segment, for the year ended December 31, 2002 is as follows:

                                                     Commercial
                                                     ----------

Balance at January 1, 2002                           Ps 349,878
Impairment charge                                      (349,878)
                                                     ----------

Balance at December 31, 2002                         Ps      --
                                                     ==========

The following table adjusts previously reported net income to exclude amortization expense recognized from goodwill as if SFAS 142 had taken effect in 2000:

                                                   Year ended December 31,
                                                   -----------------------

                                                   2000              2001
                                                   ----              ----

Reported net income                            Ps1,424,419       Ps1,155,957
Goodwill amortization                               34,460            34,460
                                               -----------       -----------

Adjusted net income                            Ps1,458,879       Ps1,190,417
                                               ===========       ===========

Basic and diluted earnings per share:

Reported net income                            Ps     5.90       Ps     4.71
Goodwill amortization                                 0.14              0.14
                                               -----------       -----------

Adjusted net income                            Ps     6.04       Ps     4.85
                                               ===========       ===========

Under U.S. GAAP, the Company reversed Ps34,460 of goodwill amortization recognized under Mexican GAAP.

v. Deferred income taxes

As stated in Note 2k., commencing January 1, 2000, the Company adopted Statement D-4, "Accounting Treatment of Income Tax, Asset Tax and Employees' Profit Sharing". Accounting for income taxes in accordance with this statement is similar to accounting for income taxes in accordance with U.S. GAAP SFAS 109 "Accounting for Income Taxes" ("SFAS 109").

The deferred tax expense or benefit is calculated as the difference between the deferred tax assets and liabilities at the end of the current period determined and the deferred tax assets and liabilities reported at the end of the prior period remeasured to units of current general purchasing power at the end of the current period.

The deferred tax adjustments required to reconcile stockholders' equity and net income under Mexican GAAP to U.S. GAAP as of and for the years ended December 31, 2000, 2001 and 2002, result primarily from the differences in basis for the property furniture and equipment acquired in connection with the acquisition of Grupo SyR.

The significant components of income tax expense under U.S. GAAP are as follows:

                                        Year ended December 31,
                                        -----------------------

                               2000              2001              2002
                               ----              ----              ----

Current                                        Ps 291,615       Ps 148,316
Deferred                     Ps 243,519           297,323          497,329
                             ----------        ----------       ----------

                             Ps 243,519        Ps 588,938       Ps 645,645
                             ==========        ==========       ==========

The following items represent the principal differences between income tax computed under U.S. GAAP at the statutory tax rate and the Company's provision for income tax in each year:

                                        Year ended December 31,
                                        -----------------------

                               2000              2001              2002
                               ----              ----              ----

Statutory income tax rate       35%               35%               35%
Effects of inflation           (11%)              (6%)              (3%)
Non deductible expenses         (8%)               2%               10%
Other                           (2%)               3%               (6%)
                               ----              ----              -----

Effective income tax rate       14%               34%               48%
                               ====              ====              ====

The tax effects of significant items comprising the Company's net deferred tax and profit sharing assets and liabilities under U.S. GAAP are shown below:

                                                               Year ended December 31,
                                                               -----------------------

                                                               2001              2002
                                                               ----              ----
Deferred income tax liabilities:

Inventories                                                (Ps   953,340)    (Ps   935,419)
Property, furniture, equipment and investment in stores          211,516           152,132
Prepaid expenses                                                (105,126)         (144,550)
Installment sales                                               (236,869)         (680,355)
Other                                                             (6,359)             (103)
                                                            ------------      ------------

                                                              (1,090,178)       (1,608,295)
                                                            ------------      ------------
Deferred income tax assets:

Operating loss carryforwards                                     734,390           610,765
Asset tax carryforwards                                          382,246           468,377
Allowance for doubtful accounts                                   40,612            71,136
Other                                                             26,610            24,893
                                                            ------------      ------------

                                                               1,183,858         1,175,171
                                                            ------------      ------------
Net deferred income tax assets (liabilities) under
U.S. GAAP                                                   Ps    93,680     (Ps   433,124)
                                                            ============      ============

vi. Capitalized interest

The Company capitalized exchange losses and interest incurred from borrowings obtained for construction projects in 1994. For the years ended December 31, 2000, 2001 and 2002, the Company did not capitalize exchange losses or interest. Under U.S. GAAP exchange losses are not capitalized and interest is capitalized by applying the weighted average interest rate paid by the Company to the capitalized costs related to the construction projects.

Amount capitalized under Mexican GAAP:

Interest (net of monetary gain)                              Ps  7,774
Exchange losses                                                 49,156
                                                             ---------

                                                                56,930

Amount capitalizable under U.S. GAAP                           (13,379)
                                                             ---------

Difference                                                      43,551
Accumulated depreciation                                       (35,016)
                                                             ---------

                                                             Ps  8,535
                                                             =========

The depreciation of this item amounted to Ps4,356 in each of the years ended December 31, 2000, 2001 and 2002.

vii. Employee stock option plan

The Company's stock option plan under U.S. GAAP would be considered a variable plan since the number of shares exercisable is contingent on the Company achieving its performance goals. Once the Company has determined the number of options to be exercisable in a particular year compensation expense is determined as the difference between the quoted market price and the option exercise price times the number of shares exercisable during the year. Compensation expense relating to the Employee Stock Option Plan determined under Accounting Principles Board Opinion No. 25 for the years ended December 31, 2000, 2001, and 2002 was Ps3,191, Ps154, and Ps13,497, respectively.

Had compensation cost for the Company's Employee Stock Option Plan been determined based on the fair value at the grant dates for awards under those plans consistent with the method of SFAS 123 "Accounting for Stock-Based Compensation" ("SFAS 123"), the Company's compensation expense for the years ended December 31, 2000, 2001 and 2002 would have been Ps52,369, Ps56,551, and Ps69,155 respectively, and the net income per share would have been reduced or increased to the proforma amounts as follows:

                                                  Year ended December 31,
                                                  -----------------------

                                            2000           2001         2002
                                            ----           ----         ----

Net income (loss) as reported           Ps1,424,419    Ps 1,155,957  (Ps 17,453)
                                        ===========    ============   =========

Net income (loss) proforma              Ps1,375,241    Ps 1,099,560  (Ps 73,111)
                                        ===========    ============   =========

Basic and diluted earnings (loss) per
share as reported                       Ps     5.90    Ps      4.71  (Ps   0.07)
                                        ===========    ============   =========

Basic and diluted earnings (loss) per
share proforma                          Ps     5.69    Ps      4.48  (Ps   0.31)
                                        ===========    ============   =========

The effect on net income and net income per share is not expected to be indicative of the effects in future years. The fair value of each option grant is estimated on the date of grant using the weighted average Black-Scholes option pricing model and simple binomial model with the assumptions presented below:

                                               Year ended December 31,
                                               -----------------------

                                       2000             2001             2002
                                       ----             ----             ----

Expected volatility                    0.5749           0.5107           0.4697
Risk-free interest rate                 17.01%            9.60%           8.075%
Expected life of options in years        1.00             1.00             1.00
Expected dividend yield                    15%              15%              15%

The Black-Scholes option valuation model and simple binomial model were developed for use in estimating the fair value of traded options. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility.

For Mexican GAAP purposes, stock options granted to employees are given effect when exercised by crediting to paid-in capital stock the exercise price. Under Mexican GAAP, the granting of the options has no effect on the Company's results of operations, cash flow or financial condition.

viii. Derivative financial instruments

As mentioned in Note 2p., the Company entered derivative financial instruments primarily to manage its: i) foreign exchange rate risk, and ii) interest rate risk. In addition, the Company entered into transactions involving instruments indexed to the Company's stock. Effective January 1, 2001, the Company adopted SFAS 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133") as amended by SFAS 137 "Deferral of the Effective Date of SFAS 133" and SFAS 138 "Accounting for Derivative Instruments and Hedging Activities - an amendment of SFAS 133". Under SFAS 133 as amended, derivatives that are not designated as hedges must be adjusted to fair value through income. If the derivative is designated as a hedge, depending on the nature of the hedge, changes in the fair value of derivatives will either be offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings or recognized in accumulated other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value is immediately recognized in earnings. Formal documentation designating the relationship between the hedging instrument and the hedged underlying transaction must be in place at inception, and hedge effectiveness must be reassessed regularly. The derivative instruments indexed to the Company's stock and the option issued to CASA (see Note 7) are outside the scope of SFAS 133.

Forward foreign currency exchange contracts

Under Mexican GAAP, the Company has recorded in earnings the gains and losses on forward foreign currency exchange contracts resulting from the differences in fair value as of December 31, 2000, 2001 and 2002.

Prior to the adoption of SFAS 133, under U.S. GAAP, the differences between the forward peso rates and the spot rates on the dates the forward foreign currency exchange contracts were entered into (premium or discount) were amortized to earnings over the contract term. In addition, gains and losses were recognized in earnings for the gain or loss resulting from the differences between the forward peso rates and the peso spot rate as of December 31, 2000. These differences did not result in a material reconciling item as of December 31, 2000. Also, under U.S. GAAP in 1999, the Company recognized a liability and a loss of Ps41,634 for the difference between the option contract forward rate (granted to a third party) and spot rate on December 31, 1999. This loss was recorded under Mexican GAAP when realized in 2000.

In 2001 and 2002, there are no reconciling differences between Mexican GAAP and U.S. GAAP for the Company's forward foreign currency exchange contracts and options.

Instruments indexed to the Company's stock

Under Mexican GAAP through December 31, 2000, gains or losses on instruments indexed to the Company's stock were recognized in the financial statements when realized. Under U.S. GAAP, contracts that are indexed to a Company's stock that require settlement in cash are reflected in earnings. An asset or liability with a corresponding gain or loss would be recorded for the difference between the market price of Grupo Elektra stock and the contract price (as defined) as of December 31, 2000, 2001 and 2002.

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

The following table illustrates the differences between Mexican and U.S. GAAP in the method of accounting for the instruments indexed to the Company's stock for the year ended December 31, 2001:

Loss on derivative transactions recognized
in stockholders' equity under Mexican GAAP                     (Ps69,665)
Settlement of net liabilities previously
recognized under U.S. GAAP                                         8,786
                                                                --------

Loss recognized in earnings under U.S. GAAP                    (Ps60,879)
                                                                ========

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

Under U.S. GAAP, these derivative instruments do not qualify for hedge accounting. As a result, for the year ended December 31, 2001, the Company recognized the change in fair value of these derivative instruments as a charge to earnings of Ps47,433 with a corresponding credit to derivative financial instruments liability. In 2002, there is no reconciling difference between Mexican GAAP and U.S. GAAP because the effects of the transaction outstanding at December 31, 2002, had been recorded for U.S. GAAP purposes in 2001.

ix. Pre-operating expenses

Under Mexican GAAP, the Company capitalized expenses incurred during the pre-operating stage of Banca Azteca. Under U.S. GAAP, pre-operating expenses amounting to Ps172,763 were expensed when incurred.

x. Revenue recognition

Under Mexican GAAP the mark-up on installment sales is deferred and amortized over the life of the installment sales contracts for all years, and is included as part of merchandise, services and other revenues since it is included in the sales price. Under Mexican GAAP any stated and penalty interest is also included in merchandise, services and other revenues.

Under U.S. GAAP, the installment sales mark-up earned along with stated and penalty interest would be classified as interest earned from consumer credit operations. During the years ended December 31, 2000, 2001 and 2002 the amount of installment sales mark-up earned for U.S. GAAP purposes was Ps2,828,934, Ps3,075,860 and Ps3,211,644, respectively.

Under Mexican GAAP, the loss on monetary position from accounts receivable is included in merchandise, services and other revenues since such accounts receivable relate to the installment sales contracts. Under U.S. GAAP, the loss on monetary position from accounts receivable would not be part of operating income, but would be classified as other financing expense. For the years ended December 31, 2000, 2001, and 2002, the loss on monetary position from accounts receivable was Ps243,548, Ps158,369 and Ps210,536, respectively.

xi. Consumer credit operations

The results of the Company's consumer credit operations which are included in the consolidated results of operations are as follows:

                                                      Year ended December 31,
                                                      -----------------------

Consumer credit income:                      2000              2001              2002
----------------------                       ----              ----              ----
Mark-up from installment sales           Ps 2,828,934      Ps 3,075,860      Ps 3,211,644
Finance charges                               346,062           352,355           347,098
                                         ------------      ------------      ------------

                                            3,174,996         3,428,215         3,558,742
                                         ------------      ------------      ------------
Consumer credit expenses:

Interest                                      314,263           313,533           261,936
Payroll                                       339,106           251,007           452,064
Provision for doubtful accounts               591,582           626,014           627,513
Other credit and collection expenses           97,204            91,323           168,580
                                         ------------      ------------      ------------

Total operating expenses                    1,342,155         1,281,877         1,510,093
                                         ------------      ------------      ------------

Earnings from consumer credit
operations                               Ps 1,832,841      Ps 2,146,338      Ps 2,048,649
                                         ============      ============      ============

xii. Deferred income

As described in Note 2b., the Company received US$142 million in 1996 relating to the Company's revised contractual agreements with Western Union, which was deposited in an escrow fund and subsequently (at the direction of the Company) transferred to the Company via purchase, by the escrow account, of shares of various consolidated subsidiaries. Under Mexican GAAP, the escrow fund is treated as an independent, unconsolidated entity and the US$142 million relating to the shares purchased by the escrow fund is accounted for as minority interest (US$5.6 million) and the remainder (US$136.4 million) is treated as additional paid-in capital which are both components of consolidated stockholders' equity. The minority interest and additional paid-in capital are reduced annually by an aggregate of US$14.2 million with a corresponding credit to revenue, as escrowed amounts are released to the Company under terms of the escrow agreement. Income tax expense is recorded at the time of revenue recognition.

Under U.S. GAAP, the escrow arrangement would be treated as a special purpose consolidated entity, with the US$142 million accounted for as deferred income to be recognized as revenue over periods up to ten years in accordance with the contractual agreements. Income taxes are recorded, as appropriate, under SFAS 109.

xiii. Consolidation of Banca Azteca

As mentioned in Note 2c., under Mexican GAAP, Banca Azteca is not consolidated but rather accounted by the equity method considering the non-homogenous nature of its operations. Under U.S. GAAP, all wholly-owned subsidiaries must be consolidated.

xiv. Employees' profit sharing

Under U.S. GAAP, employees' profit sharing would be considered an operating expense.

xv. Cash and marketable securities

Under Mexican GAAP, temporary investments and marketable securities, expected to be held less than one year, are considered to be cash equivalents. Under U.S. GAAP, temporary investments and marketable securities with original maturities greater than 90 days are considered to be short-term investments and, accordingly, are shown separately from cash in the balance sheet and cash flow statement.

xvi. Securitization of receivables

Under Mexican GAAP, the Company accounted for the 2000, 2001 and 2002 securitizations of receivables as sales of the receivables and derecognized from its balance sheets the receivables transferred under the programs against the proceeds received.

Under U.S. GAAP, the transfer of the receivables in the 2000, 2001 and 2002 securitization programs have been accounted for as secured borrowings in accordance with Statement of Financial Accounting Standards 125 "Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities" and 140 "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities - a replacement of SFAS 125". Consequently, under U.S. GAAP the Company reestablished on its balance sheets as of December 31, 2001 and 2002, receivables of Ps1,490,590 and Ps1,738,816 respectively.

The Company also recorded as of December 31, 2001 and 2002 liabilities of Ps1,714,957 and Ps2,450,000, respectively.

xvii. Advances to suppliers

Under U.S. GAAP, advances to suppliers would be classified as prepayments. At December 31, 2001 and 2002, the Company had advances of Ps96,926 and Ps155,374, respectively.

xviii. Concentration of credit risk

The Company is a retailer of consumer electronics, major appliances, household furniture and other products with 821 stores in Mexico and 64 Elektra stores in three Latin American countries at December 31, 2002. The Company regularly makes installment sales to its customers and credit operations are managed by each store based on established credit policies developed by the Company.

Due to the significant number of installment sales customers and store locations the Company believes that it is not dependent on any geographical area or customer base and therefore has no significant concentration of credit risk.

The Company currently has a network of approximately 190 suppliers for its electronics, appliances and furniture products and directly imports approximately 2% of these products. Four of the Company's suppliers together accounted for more than 40% of its aggregate purchases of merchandise in the year ended December 31, 2002.

xix. Fair value information

The following disclosure of the estimated fair value of financial instruments is made in accordance with the requirements of SFAS 107, "Disclosures about Fair Value of Financial Instruments" ("SFAS 107"). The estimated fair value amounts have been determined by the Company, using available market information and appropriate valuation methodologies. However, considerable judgment is required in interpreting market data to develop estimates of fair value.

The carrying value of cash and cash equivalents, accounts receivable and accounts payable is a reasonable estimate of their fair value.

The carrying value of commercial paper approximates fair value.

The carrying value of loans to related parties at December 31, 2001 and 2002 is a reasonable estimate of their fair value based on the interest rates that are currently available to the related parties for issuance of notes with similar terms and remaining maturities.

The Company's bank loans, secured borrowings from the securitization of receivables and other debt bear interest at variable rates and their terms are generally representative of those which were available to the Company at December 31, 2001 and 2002 for the issuance of debt with similar terms and remaining maturities, and therefore the carrying values of these loans and other debt are a reasonable estimate of their fair value.

The carrying amount of Euro Commercial Paper approximated its fair value as of December 31, 2001 and 2002. The fair value of Euro Commercial Paper was estimated based on quoted market rates for instruments with similar terms and remaining maturities.

The fair value of the Company's long-term notes is based on quoted market prices. The estimated fair value of these instruments are as follows:

                                             December 31,
                                             ------------

                                       2001                 2002
                                       ----                 ----

Carrying value                    US$ 275,000,000     US$ 275,000,000
Fair value                        US$ 276,375,000     US$ 239,250,000

The long-term notes are thinly-traded financial instruments accordingly, their market price at any balance sheet date may not be representative of the price which would be derived from a more active market.

Forwards exchange contracts

As of December 31, 2001 and 2002, the estimated fair value of forward exchange contracts to purchase US$25.5 million and US$140 million, respectively, was determined by independent financial institutions and totaled Ps38.2 million and (Ps20.6) million, respectively. As of December 31, 2001 and 2002, the cost of such forward exchange contracts amounted to Ps283.0 million and Ps1,460 million, respectively. The contracts mature in January 2002 and April 2002, and from January 2003 to April, 2003.

Instruments indexed to the Company's stock

As of December 31, 2001 and 2002, Grupo Elektra had entered into equity swap agreements. Set forth below is the fair value of the Company's equity swap portfolio at December 31, 2001 and 2002:

         Underlying             Initial        Notional
 Year      shares                price          amount          Fair value
 ----      ------                -----          ------          ----------

2001     1,364,532            US$ 3.4       US$  4.6 million     Ps  3,085
         2,880,000            US$ 4.65      US$ 13.3 million        40,553
                                                                 ---------

                                                                 Ps 43,638

2002     2,880,000            US$ 4.82      US$ 13.9 million     Ps 72,585
           500,000            US$ 4.66      US$  2.3 million        11,355
           500,000            US$ 4.72      US$  2.3 million        11,657
           506,960            US$ 4.65      US$  2.4 million        11,446
           500,000            US$ 4.74      US$  2.4 million        11,762
           601,800            US$ 4.66      US$  2.8 million        13,660
         2,300,000            US$ 2.75      US$  6.3 million         6,231
                                                                 ---------

                                                                 Ps138,696
                                                                 =========

Interest rate swaps and options

As of December 31, 2001 and 2002, the estimated fair value of interest rate swaps and options was determined by independent financial institutions and totaled Ps52,276 and Ps4,412, respectively. The contracts mature monthly from January 2002 through January 2003.

xx. Condensed balance sheets and income statements under U.S. GAAP

The following condensed balance sheets and statements of income reflect the effects of the principal differences between Mexican GAAP and U.S. GAAP.

                            CONDENSED BALANCE SHEETS

                                                         December 31,
                                                         ------------

                                                    2001              2002
                                                    ----              ----

Cash and cash equivalents                      Ps  2,022,845     Ps   3,403,170
Short-term investments                                                  125,299
Accounts receivable due from customers - Net       5,070,793          4,626,277
Related parties                                      277,763            122,126
Inventories                                        2,948,774          2,822,773
Other current assets                                 754,624          1,318,936
                                               -------------     --------------

Total current assets                              11,074,799         12,418,581

Property, furniture and equipment - Net            3,007,585          2,769,087
Deferred income tax                                1,111,534            575,709
Other assets                                       1,057,391            682,505
Investment in CASA                                   464,276            311,889
Negative goodwill                                   (524,519)
                                               -------------     --------------

Total assets                                   Ps 16,191,066     Ps  16,757,771
                                               =============     ==============

Short-term debt                                Ps  1,182,235     Ps   2,623,766
Deferred income - Current portion                    218,208            235,858
Suppliers                                          2,567,127          2,791,905
Deferred income tax                                1,017,854          1,008,833
Other current liabilities                          1,065,198            860,623
                                               -------------     --------------

Total current liabilities                          6,050,622          7,520,985

Long-term debt                                     5,661,447          6,175,053
Other long-term liabilities                          783,690            530,744
Deferred income                                      872,834            707,575
                                               -------------     --------------

Total liabilities                                 13,368,593         14,934,357
                                               -------------     --------------

Minority interest                                    103,642             33,472
                                               -------------     --------------

Majority stockholders                              2,718,831          1,789,942
                                               -------------     --------------

Total liabilities and stockholders' equity     Ps 16,191,066     Ps  16,757,771
                                               =============     ==============

CONDENSED STATEMENTS OF INCOME AND

                              COMPREHENSIVE INCOME

                                                             Year ended December 31,
                                                             -----------------------

                                                       2000            2001            2002
                                                       ----            ----            ----
Revenues:
Sales of merchandise                               Ps11,410,902    Ps11,642,695    Ps12,479,329

Money transfer and other services                       796,131         744,265         779,836
Interest earned from consumer credit
operations                                            3,174,996       3,428,215       3,558,742
                                                   ------------    ------------    ------------

                                                     15,382,029      15,815,175      16,817,907
                                                   ------------    ------------    ------------
Costs and expenses:
Cost of sales                                        (7,889,471)     (8,105,065)     (8,889,122)
Selling, general and administrative                  (4,289,321)     (4,298,767)     (4,861,411)
Allowance for doubtful accounts                        (591,582)       (626,014)       (627,513)
                                                   ------------    ------------    ------------

                                                    (12,770,374)    (13,029,846)    (14,378,046)
                                                   ------------    ------------    ------------

Operating income                                      2,611,655       2,785,329       2,439,861
Interest paid for consumer credit operations           (314,263)       (313,533)       (261,936)
Other financing expense                                (440,691)       (569,487)     (1,287,040)
                                                   ------------    ------------    ------------

Income before taxes, equity in earnings
and minority interest                                 1,856,701       1,902,309         890,885

Income tax                                             (243,519)       (588,938)       (645,645)
                                                   ------------    ------------    ------------

Income before equity in earnings and
minority interest                                     1,613,182       1,313,371         245,240

Equity in (loss) income of CASA                         (87,595)         21,401         (28,382)
                                                   ------------    ------------    ------------

Income before loss from discontinued operations,
cumulative effect of change in goodwill
accounting principles and minority interest           1,525,587       1,334,772         216,858
Loss from discontinued operations                       (78,614)       (165,026)       (339,286)
                                                   ------------    ------------    ------------

Income (loss) before cumulative effect of change
in goodwill accounting principles and minority
interest                                              1,446,973       1,169,746        (122,428)
Cumulative effect of change in goodwill
accounting principles                                                                    97,605
                                                   ------------    ------------    ------------

Income (loss) before minority interest                 1146,973       1,169,746         (24,823)

Minority interest                                       (22,554)        (13,789)          7,370
                                                   ------------    ------------    ------------

Net income (loss) of majority stockholders            1,424,419       1,155,957         (17,453)

Effect of translation of foreign subsidiaries            20,479         (17,064)         21,537
Loss from holding non-monetary assets                  (663,431)       (617,387)       (303,815)
                                                   ------------    ------------    ------------

Comprehensive income (loss)                        Ps   781,467    Ps   521,506   (Ps   299,731)
                                                   ============    ============    ============

The Company has not separately presented costs of money transfer and other services as these costs cannot be separately distinguished from other costs in operating the Company's stores. Management does not believe these costs to be material.

xxi. Cash flow information

Under U.S. GAAP a statement of cash flow is prepared based on provisions of SFAS 95, "Statement of Cash Flows" ("SFAS 95"). This statement does not provide guidance for the preparation of cash flow statements for price level adjusted financial statements.

Presented below are statements of cash flow for the years ended December 31, 2000, 2001 and 2002 prepared after considering the impact of U.S. GAAP adjustments. The cash flow statements present nominal cash flow during the periods, adjusted to pesos of December 31, 2002, purchasing power.

                                                                                  Year ended December 31,
                                                                                  -----------------------

Cash flows from operating activities:                                       2000            2001            2002
------------------------------------                                        ----            ----            ----
Net income (loss)                                                       Ps 1,424,419    Ps 1,155,957   (Ps    17,453)
                                                                        ------------    ------------    ------------

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization                                                574,159         486,864         643,831
Amortization of negative goodwill                                           (167,349)       (167,349)
Allowance for doubtful accounts                                              591,582         626,014         627,513
Equity in loss (income) of CASA                                               87,595         (21,401)         28,382
Reversal of capitalized pre-operating expenses                                                               172,763
Cumulative effect of change in goodwill accounting principles                                                (97,605)
Other provisions                                                              51,766          65,287          87,296
Minority stockholders                                                         22,554          13,789           7,370
Accrual for seniority premiums                                                10,059           8,014          11,180
Monetary gain from financing activities                                     (181,282)       (104,260)        (50,149)
Deferred income tax                                                          243,519         297,323         526,804
Compensation expense from stock options granted to employees                   3,191             154          13,497
Recognition of deferred income from Western Union agreement                 (150,430)       (137,636)       (147,609)
Unrealized exchange loss (gain) - Net                                        109,247        (116,567)        552,545
Unrealized net (gain) loss on derivative and hedging transactions             (6,185)         97,831          55,175
Unearned income from extended warranties                                     333,308          22,406        (197,520)
Net changes in working capital                                            (2,353,569)       (343,080)       (297,167)
                                                                        ------------    ------------    ------------

Net cash provided by operating activities                                    592,584       1,883,346       1,918,853
                                                                        ------------    ------------    ------------

Cash flows from financing activities:

Short-term and long-term loans received                                   13,885,888       6,146,300       2,047,360
Repayment of short-term and long-term debt                               (16,246,380)     (7,730,772)     (2,240,695)
Proceeds from issuance of US$275 million Senior Notes                      2,816,152
Euro Commercial Paper                                                        688,589        (412,404)        306,705
Proceeds from securitization of receivables                                  407,705       1,268,400       1,250,000
Repayment of securitization of receivables                                  (220,702)       (274,834)       (827,524)
Issuance of capital stock                                                     18,370          12,974              51
Repurchase and sale of Grupo Elektra shares                                 (226,664)         28,869        (340,745)
Payment of dividends                                                        (154,457)       (166,011)       (156,394)
Gain (loss) on instruments indexed to the Company's stock                    107,795         (24,110)        (46,659)
Debt issuance costs                                                         (119,087)        (38,021)        (38,788)
                                                                        ------------    ------------    ------------

Net cash provided by (used in) financing activities                          957,209      (1,189,609)        (46,689)
                                                                        ------------    ------------    ------------

Cash flows from investing activities:

Acquisition of property, furniture, equipment and
investment in stores                                                        (231,349)       (563,987)       (505,383)
Acquisition of Mericolor, S. A. de C. V                                                      (53,619)
Investment in Banca Azteca                                                                                  (265,345)
Disposal of stores and other assets                                           74,375         156,126         494,080
Restricted investments                                                    (1,100,194)      1,157,437
                                                                        ------------    ------------    ------------

Net cash (used in) provided by investing activities                       (1,257,168)        695,957        (276,648)
                                                                        ------------    ------------    ------------

Effects of inflation and exchange rate changes on cash                      (400,389)       (212,817)       (215,191)
                                                                        ------------    ------------    ------------

(Decrease) increase in cash and cash equivalents                            (107,764)      1,176,877       1,380,325
Cash and cash equivalents at beginning of year                               953,732         845,968       2,022,845
                                                                        ------------    ------------    ------------

Cash and cash equivalents at end of year                                Ps   845,968    Ps 2,022,845    Ps 3,403,170
                                                                        ============    ============    ============

                                               Year ended December 31,
                                               -----------------------

                                           2000         2001          2002
                                           ----         ----          ----

Supplemental disclosure:
Cash paid during the year for:
Interest                               Ps 840,021    Ps1,113,117  Ps 993,184
                                       ==========    ===========  ==========

Income and asset tax                   Ps 125,536    Ps 111,399   Ps  56,638
                                       ==========    ==========   ==========

Non cash transactions:

The Company recorded capital lease obligations of Ps237,578 in 2000, related to the acquisition of property.

xxii. Recently issued accounting standards

In June 2001, the FASB issued SFAS 143 "Accounting for Asset Retirement Obligations" ("SFAS 143"). SFAS 143 requires the recognition of a liability for the legal obligations associated with the retirement of a tangible long-lived asset that results from the acquisition, construction and (or) normal operation of the asset. The liability is recognized at fair value in the period in which it is incurred if a reasonable estimate of fair value can be made. A corresponding asset retirement cost is added to the carrying value of the long-lived asset and is depreciated to expense using a systematic and rational method over its useful life. SFAS 143 is effective for fiscal years beginning after June 15, 2002. Upon initial adoption, a liability is recognized for existing asset retirement obligations and the associated asset retirement cost is capitalized as an increase to the carrying value of the asset. The recognized liability and asset are adjusted for cumulative accretion and accumulated depreciation, respectively, from the time period when the asset retirement obligation would have originally been recognized had this statement been in effect to the date of initial adoption. The cumulative effect of initial adoption of SFAS 143 is recorded as a change in accounting principle. Management estimates that the adoption of SFAS 143 will not have a material impact on the consolidated financial statements.

In August 2001, the FASB issued SFAS 144 "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144"). SFAS 144 supersedes SFAS 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of" and the accounting and reporting provisions of APB Opinion No. 30 "Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions". SFAS 144 retains the fundamental provisions of SFAS 121 for recognition and measurement of the impairment of long-lived assets to be held and used, but resolves a number of implementation issues and establishes a single accounting model for assets to be disposed of. SFAS 144 also retains the requirements to report discontinued operations separately from continuing operations and extends that reporting to a component of an entity that either has been disposed of by sale, abandonment or distribution to owners or is classified as held for sale. The provisions of SFAS 144 are effective for financial statements issued for fiscal years beginning after December 15,

2001 and their interim periods. The provisions of SFAS 144 for long-lived assets to be disposed of by sale or otherwise are effective for disposal activities initiated after the effective date of SFAS 144 or after its initial application. The adoption of SFAS 144 did not have a material impact on the Company's consolidated financial statements.

In April 2002, the FASB issued SFAS 145, "Rescission of SFAS Nos. 4, 44, and 64, Amendment of SFAS 13, and Technical Corrections as of April 2002" ("SFAS 145"), SFAS 145 rescinds SFAS No. 4, "Reporting Gains and Losses from Extinguishment of Debt," SFAS 44, "Accounting for Intangible Assets of Motor Carriers," and SFAS 64, "Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements." As a result, gains and losses from extinguishment of debt will no longer be classified as extraordinary items unless they meet the criteria of unusual or infrequent as described in Accounting Principles Boards Opinion 30, "Reporting the Results of Operations -Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions." In addition, SFAS 145 amends SFAS 13, "Accounting for Leases," to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. SFAS 145 also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. SFAS 145 is effective for fiscal years beginning after May 15, 2002. Management does not expect the adoption of SFAS 145 will have a significant impact on the consolidated financial statements.

In June 2002, the FASB issued SFAS 146, "Accounting for Costs Associated with Exit or Disposal Activities" ("SFAS 146"). The issuance of SFAS 146 nullifies the former guidance provided by the Emerging Issues Task Force ("EITF") Issue 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring" ("EITF 94-3"). SFAS 146 requires the recognition of a liability for costs associated with exit or disposal activity when the liability is incurred, rather than on the date commitment to an exit or disposal plan. SFAS 146 is effective for liabilities, related to exit or disposal activities, which are incurred after December 31, 2002, while earlier application is encouraged. Management is currently evaluating the impact that the adoption of SFAS 146 will have on the consolidated financial statements.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure - an amendment of FAS 123" ("SFAS 148"). SFAS 148 continues to permit entities to apply the intrinsic method of APB 25, "Accounting for Stock Issued to Employees", however, SFAS 148 is intended to encourage companies to adopt the accounting provisions of SFAS 123, "Accounting for Stock-Based Compensation" SFAS 148 provides three transition methods for companies who choose to adopt the provisions of SFAS 123, the prospective method, the modified prospective method and the retroactive restatement method. In addition, SFAS 148 mandates certain new disclosures. SFAS 148 is effective for fiscal years ending after December 15, 2002, with early adoption permitted. Management is currently evaluating the impact that the adoption of SFAS 148 will have on the consolidated financial statements.

In November 2002, the FASB issued Interpretation No. 45 ("FIN 45"), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others (an interpretation of FASB Statements No. 5, 57, and 107 and rescission of Interpretation No. 34)." FIN 45 clarifies the requirements of SFAS 5, "Accounting for Contingencies, relating to a guarantor's accounting for, and disclosure of, the issuance of certain types of guarantees. FIN 45 requires that upon issuance of a guarantee, the guarantor must recognize a liability for the fair value of the obligation it assumes under that guarantee. FIN 45's provisions for initial recognition and measurement should be applied on a prospective basis to guarantees issued or modified after December 31, 2002, irrespective of the guarantor's fiscal year-end. The guarantor's previous accounting for guarantees that were issued before the date of FIN 45's initial application may not be revised or restated to reflect the effect of the recognition and measurement provisions of the Interpretation. The disclosure requirements are effective for financial statements of both interim and annual periods that end after December 15, 2002. The adoption of FIN 45 did not have a material impact on the consolidated financial statements.

In January 2003, the FASB issued Interpretation No. 46 ("FIN 46"), "Consolidation of Variable Interest Entities, an interpretation of ARB 51." The primary objectives of FIN 46 are to provide guidance on the identification of entities for which control is achieved through means other than through voting rights ("variable interest entities" or "VIEs") and how to determine when and which business enterprise should consolidate the VIE (the "primary beneficiary"). This new model for consolidation applies to an entity which either (1) the equity investors (if any) do not have a controlling financial interest or (2) the equity investment at risk is insufficient to finance that entity's activities without receiving additional subordinated financial support from other parties. In addition, FIN 46 requires that both the primary beneficiary and all other enterprises with a significant variable interest in a VIE make additional disclosures. FIN 46 applies immediately to variable interest entities created after January 31, 2003, and to variable interest entities in which an enterprise obtains an interest after that date. It applies in the first fiscal year or interim period beginning after June 15, 2003, to variable interest entities in which an enterprise holds a variable interest that it acquired before February 1, 2003. FIN 46 applies to public enterprises as of the beginning of the applicable interim or annual period, and it applies to nonpublic enterprises as of the end of the applicable annual period. Management is currently evaluating the impact that the adoption of FIN 46 will have on the consolidated financial statements.

NOTE 16 - SUPPLEMENTAL GUARANTOR INFORMATION:

The Senior Notes are fully and unconditionally guaranteed, by each of the Company's subsidiaries. Each of the guarantor subsidiaries was a wholly owned subsidiary except for Compania Operadora de Teatros, S. A. de C. V. (Cotsa) as of and for the years ended December

31, 2000, 2001 and 2002. The financial statements of Cotsa are presented separately. The following condensed consolidating financial data presents the separate condensed financial data of the Guarantor Subsidiaries and the Parent Company. It is management's opinion that separate complete financial statements of the respective Guarantors (other than Cotsa) would not provide material information to the investor and thus are not presented.

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

                 GRUPO ELEKTRA, S. A. DE C. V. AND SUBSIDIARIES

               SUPPLEMENTAL CONDENSED CONSOLIDATING BALANCE SHEET
                             AS OF DECEMBER 31, 2001

        Thousands of Mexican pesos of December 31, 2002 purchasing power

                                         Parent        Guarantor
                                     Company Issuer  Subsidiaries     Eliminations    Consolidated
                                     --------------  ------------     ------------    ------------
Cash and cash equivalents            Ps    510,872   Ps  1,511,973                    Ps 2,022,845
Accounts receivable                         69,975       7,175,820   (Ps  3,014,652)     4,231,143
Prepaid expenses                                            60,156                          60,156
Inventories                                              3,045,700                       3,045,700
                                     -------------   -------------   --------------   ------------

Total current assets                       580,847      11,793,649       (3,014,652)     9,359,844

Property, furniture, equipment
and investment in stores                 1,103,334       2,762,245                       3,865,579
Goodwill                                 1,150,238         294,179                       1,444,417
Investment in shares                    10,372,248         100,134       (9,381,675)     1,090,707
Other assets                               610,476         496,879         (634,006)       473,349
                                     -------------   -------------    -------------   ------------

                                     Ps 13,817,143   Ps 15,447,086   (Ps 13,030,333)  Ps16,233,896
                                     =============   =============    =============   ============

Bank loans and other short-term
debt                                 Ps    298,905   Ps    799,479                    Ps 1,098,384
Other current liabilities                3,076,455       3,570,522   (Ps  3,014,652)     3,632,325
                                     -------------   -------------    -------------   ------------

Total current liabilities                3,375,360       4,370,001       (3,014,652)     4,730,709

Long-term notes and other
long-term debt                           3,925,539          57,371                       3,982,910
Other long-term liabilities                137,636         319,052         (137,636)       319,052
Deferred credits                            82,341         689,932                         772,273
Stockholders' equity                     6,296,267      10,010,730       (9,878,045)     6,428,952
                                     -------------   -------------   --------------   ------------

                                     Ps 13,817,143   Ps 15,447,086   (Ps 13,030,333)  Ps16,233,896
                                     =============   =============    =============   ============

                 GRUPO ELEKTRA, S. A. DE C. V. AND SUBSIDIARIES

               SUPPLEMENTAL CONDENSED CONSOLIDATING BALANCE SHEET
                             AS OF DECEMBER 31, 2002

        Thousands of Mexican pesos of December 31, 2002 purchasing power

                                   Parent         Guarantor
                                Company Issuer   Subsidiaries    Eliminations   Consolidated
                                --------------   ------------    ------------   ------------
Cash and cash equivalents        Ps   300,150    Ps  2,776,690                   Ps 3,076,840
Accounts receivable                    68,267        5,994,027  (Ps 3,666,414)      2,395,880
Prepaid expenses                                        69,251                         69,251
Inventories                                          2,978,147                      2,978,147
                                 ------------    -------------   ------------    ------------

Total current assets                  368,417       11,818,115     (3,666,414)      8,520,118

Property, furniture, equipment
and investment in stores            1,091,258        2,468,305                      3,559,563
Goodwill                            1,059,916          277,349                      1,337,265
Investment in shares               10,983,679            9,267     (9,818,018)      1,174,928
Other assets                          701,265          103,860       (147,609)        657,516
                                 ------------    -------------   ------------    ------------

                                 Ps14,204,535    Ps 14,676,896  (Ps13,632,041)   Ps15,249,390
                                 ============    =============   ============    ============

Bank loans and other short-term
debt                             Ps 1,267,186    Ps     81,296                   Ps 1,348,482
Other current liabilities           3,745,139        3,507,875  (Ps 3,603,611)      3,649,403
                                 ------------    -------------   ------------    ------------

Total current liabilities           5,012,325        3,589,171     (3,603,611)      4,997,885

Long-term notes and other
long-term debt                      3,787,856                         (62,803)      3,725,053
Other long-term liabilities           147,609          752,071       (147,609)        752,071
Deferred credits                        5,304          455,207                        460,511
Stockholders' equity                5,251,441        9,880,447     (9,818,018)      5,313,870
                                 ------------    -------------   ------------    ------------

                                 Ps14,204,535    Ps 14,676,896  (Ps13,632,041)   Ps15,249,390
                                 ============    =============   ============    ============

                 GRUPO ELEKTRA, S. A. DE C. V. AND SUBSIDIARIES

            SUPPLEMENTAL CONDENSED CONSOLIDATING STATEMENT OF INCOME

        Thousands of Mexican pesos of December 31, 2002 purchasing power

                                                        Year ended December 31, 2000
                                         ----------------------------------------------------------

                                             Parent         Guarantor
                                         Company Issuer   Subsidiaries  Eliminations   Consolidated
                                         --------------   ------------  ------------   ------------
Merchandise, services and other
revenues                                  Ps  457,114     Ps15,138,481  (Ps  457,114)  Ps15,138,481
Cost of merchandise sold and of
services                                                     8,651,127                    8,651,127
                                          -----------     ------------  ------------   ------------

Gross profit                                  457,114        6,487,354      (457,114)     6,487,354

Operating expenses                            350,856        4,653,168      (457,114)     4,546,910
                                          -----------     ------------  ------------   ------------

Operating income                              106,258        1,834,186                    1,940,444
Comprehensive financing cost                 (114,793)        (232,725)                    (347,518)
Taxes and employees' statutory
profit sharing                                116,010         (344,616)                    (228,606)
                                          -----------     ------------  ------------   ------------

Income before equity in the results
of subsidiaries and affiliated
companies                                     107,475        1,256,845                    1,364,320
Equity in the results of subsidiaries
and affiliated companies                    1,131,176                     (1,155,764)       (24,588)
Discontinued operations                                        (78,614)                     (78,614)
Income of minority stockholders                                              (22,467)       (22,467)
                                          -----------     ------------  ------------   ------------

Income of majority stockholders           Ps1,238,651     Ps 1,178,231  (Ps1,178,231)  Ps 1,238,651
                                          ===========     ============   ===========   ============

                 GRUPO ELEKTRA, S. A. DE C. V. AND SUBSIDIARIES

            SUPPLEMENTAL CONDENSED CONSOLIDATING STATEMENT OF INCOME

        Thousands of Mexican pesos of December 31, 2002 purchasing power

                                                               Year ended December 31, 2001
                                               -----------------------------------------------------------
                                                   Parent        Guarantor
                                               Company Issuer  Subsidiaries    Eliminations   Consolidated
                                               --------------  ------------    ------------   ------------

Merchandise, services and other
revenues                                         Ps 108,664    Ps 15,656,806   (Ps  108,664)  Ps 15,656,806
Cost of merchandise sold and of
services                                                           8,952,849                      8,952,849
                                                 ----------    -------------    -----------   -------------

Gross profit                                        108,664        6,703,957       (108,664)      6,703,957

Operating expenses                                  418,324        4,245,534       (108,664)      4,555,194
                                                 ----------    -------------    -----------   -------------

Operating (loss) income                            (309,660)       2,458,423                      2,148,763
Comprehensive financing cost                        (20,307)        (374,261)                      (394,568)
Taxes and employees' statutory
profit sharing                                       66,752         (638,351)                      (571,599)
                                                 ----------    -------------    -----------   -------------

(Loss) income before equity in the
results of subsidiaries and affiliated
companies                                          (263,215)       1,445,811                      1,182,596
Equity in the results of subsidiaries
and affiliated companies                          1,464,709         (160,029)    (1,107,054)        197,626
Discontinued operations                                             (165,026)                      (165,026)
Income of minority stockholders                                                     (13,702)        (13,702)
                                                 ----------    -------------    -----------   -------------

Income of majority stockholders                  Ps1,201,494   Ps  1,120,756   (Ps1,120,756)  Ps  1,201,494
                                                 ===========   =============    ===========   =============

GRUPO ELEKTRA, S. A. DE C. V. AND SUBSIDIARIES

            SUPPLEMENTAL CONDENSED CONSOLIDATING STATEMENT OF INCOME

        Thousands of Mexican pesos of December 31, 2002 purchasing power

                                                         Year ended December 31, 2002
                                         ----------------------------------------------------------

                                             Parent         Guarantor
                                         Company Issuer   Subsidiaries  Eliminations   Consolidated
                                         --------------   ------------  ------------   ------------
Merchandise, services and other
revenues                                   Ps 53,768      Ps16,578,015    (Ps 53,768)  Ps16,578,015
Cost of merchandise sold and of
services                                                     9,556,950                    9,556,950
                                           ---------      ------------    ----------   ------------

Gross profit                                  53,768         7,021,065       (53,768)     7,021,065

Operating expenses                           509,805         4,305,106       (53,768)     4,761,143
                                           ---------      ------------    ----------   ------------

Operating (loss) income                     (456,037)        2,715,959                    2,259,922
Comprehensive financing cost                (442,456)         (712,142)                  (1,154,598)
Taxes and employees' statutory
profit sharing                               127,752          (732,175)                    (604,423)
                                           ---------      ------------    ----------   ------------

(Loss) income before equity in the
results of subsidiaries and affiliated
companies                                   (770,741)        1,271,642                      500,901
Equity in income of subsidiaries and
affiliated companies                         850,614                        (939,813)       (89,199)
Discontinued operations                                       (339,286)                    (339,286)
Income of minority stockholders                                                7,457          7,457
                                           ---------      ------------     ---------   ------------

Income of majority stockholders            Ps 79,873      Ps   932,356    (Ps932,356)  Ps    79,873
                                           =========      ============     =========   ============

                 GRUPO ELEKTRA, S. A. DE C. V. AND SUBSIDIARIES

                 SUPPLEMENTAL CONDENSED CONSOLIDATING STATEMENT
                        OF CHANGES IN FINANCIAL POSITION

Thousands of Mexican pesos of December 31, 2002 purchasing power

                                                                          Year ended December 31, 2000
                                                   --------------------------------------------------------------------------

                                                       Parent              Guarantor
Operations:                                        Company Issuer        Subsidiaries         Eliminations        Consolidated
----------                                         --------------        ------------         ------------        ------------
Net income                                        Ps   1,238,651       Ps   1,178,231       (Ps   1,178,231)      Ps   1,238,651
Charges (credits) to income not
affecting resources:
Depreciation and amortization                            228,845              330,100                                    558,945
Allowance for doubtful accounts                                               591,582                                    591,582
Accruals for seniority premiums and
pension plan                                                                   10,059                                     10,059
Income of minority stockholders                                                                      22,467               22,467
Equity in the results of subsidiaries and
affiliated company                                    (1,131,176)                                 1,155,764               24,588
Provision for deferred taxes                            (116,010)             343,527                                    227,517
Other provisions                                                               51,766                                     51,766
Provision for derivative transactions                                          36,595                                     36,595
Net changes in working capital                           551,288           (2,949,230)                                (2,397,942)
                                                 ---------------       --------------       ---------------       --------------

Resources provided by (used in) operations               771,598             (407,370)                                   364,228
                                                 ---------------       --------------       ---------------       --------------

Financing:

Paid-in capital (own and subsidiaries'
shares)                                                 (150,430)                                                       (150,430)
Bank loans and other debt - Net                          688,669             (492,302)                                   196,367
Capitalized lease obligations                            106,754              152,689                                    259,443
Issuance of capital stock                                 18,370                                                          18,370
Payment of dividends                                    (154,457)                                                       (154,457)
Gain on derivative transactions                          107,795                                                         107,795
Dividends received from (paid to)
affiliated companies                                     154,457             (154,457)
Sale of repurchased shares                              (226,664)                                                       (226,664)
Debt issuance cost                                      (119,087)                                                       (119,087)
Other                                                      5,471                                                           5,471
                                                 ---------------       --------------       ---------------       --------------

Resources provided by  (used in)
financing activities                                     430,878             (494,070)                                   (63,192)
                                                 ---------------       --------------       ---------------       --------------

Investing:

Acquisition of property, furniture,
equipment and investment in stores - Net                (290,826)            (196,588)                                  (487,414)
Disposal of stores and other assets                                            78,614                                     78,614
Capital stock increased in subsidiaries
(received by parent company)                            (723,767)             723,767
                                                 ---------------       --------------       ---------------       --------------

Resources (used in) provided by investing
activities                                            (1,014,593)             605,793                                   (408,800)
                                                 ---------------       --------------       ---------------       --------------

Increase (decrease) in cash and cash
equivalents                                              187,883             (295,647)                                  (107,764)
Cash and cash equivalents at beginning
of year                                                  217,904              735,828                                    953,732
                                                 ---------------       --------------       ---------------       --------------

Cash and cash equivalents at end of year         Ps      405,787       Ps     440,181       Ps                    Ps     845,968
                                                 ===============       ==============       ===============       ==============

                 GRUPO ELEKTRA, S. A. DE C. V. AND SUBSIDIARIES

                 SUPPLEMENTAL CONDENSED CONSOLIDATING STATEMENT
                        OF CHANGES IN FINANCIAL POSITION

Thousands of Mexican pesos of December 31, 2002 purchasing power

                                                                            Year ended December 31, 2001
                                                    --------------------------------------------------------------------------

                                                        Parent              Guarantor
Operations:                                         Company Issuer        Subsidiaries          Eliminations      Consolidated
----------                                          --------------        ------------          ------------      ------------
Net income                                          Ps   1,201,494      Ps    1,120,756        (Ps  1,120,756)    Ps  1,201,494
Charges (credits) to income not
affecting resources:
Depreciation and amortization                              387,933              253,367                                 641,300
Allowance for doubtful accounts                                                 626,014                                 626,014
Accruals for seniority premiums
and pension plan                                                                  8,014                                   8,014
Income of minority stockholders                                                                        13,702            13,702
Equity in the results of subsidiaries
and affiliated company                                  (1,464,709)             160,029             1,107,054          (197,626)
Provision for deferred taxes                               (67,637)             343,345                                 275,708
Other provisions                                                                 65,287                                  65,287
Provision for derivative transactions                       46,088                 (640)                                 45,448
Net changes in working capital                            (569,136)            (346,117)                               (915,253)
                                                    --------------       --------------         -------------      ------------

Resources (used in) provided by
operations                                                (465,967)           2,230,055                               1,764,088
                                                    --------------       --------------         -------------      ------------

Financing:

Paid-in capital (own and subsidiaries'
shares)                                                   (137,636)                                                    (137,636)
Bank loans and other debt - Net                            896,505             (577,826)                                318,679
Capitalized lease obligations                               22,677              (79,322)                                (56,645)
Issuance of capital stock                                   12,974                                                       12,974
Payment of dividends                                      (166,011)                                                    (166,011)
Loss on derivative transactions                            (69,665)                                                     (69,665)
Dividends received from (paid to)
affiliated companies                                       166,011             (166,011)
Sale of repurchased shares                                  28,869                                                       28,869
Debt issuance costs                                                             (38,021)                                (38,021)
                                                    --------------       --------------         -------------      ------------

Resources provided by (used in)
financing activities                                       753,724             (861,180)                               (107,456)
                                                    --------------      ---------------         -------------     -------------

Investing:

Acquisition of property, furniture,
equipment and investment in
stores - Net                                              (182,672)            (406,130)                               (588,802)
Acquisition of Mericolor, S. A. de
C. V. (Note 1)                                                                  (55,979)                                (55,979)
Disposal of stores and other assets                                             165,026                                 165,026
                                                    --------------      ---------------         -------------     -------------

Resources used in investing activities                    (182,672)            (297,083)                               (479,755)
                                                    --------------      ---------------         -------------     -------------

Decrease in cash and cash equivalents                      105,085            1,071,792                               1,176,877
Cash and cash equivalents at
beginning of year                                          405,787              440,181                                 845,968
                                                    --------------      ---------------         -------------     -------------
Cash and cash equivalents at end of
year                                                    Ps 510,872      Ps    1,511,973         Ps                Ps  2,022,845
                                                    ==============      ===============         =============     =============

                 GRUPO ELEKTRA, S. A. DE C. V. AND SUBSIDIARIES

                 SUPPLEMENTAL CONDENSED CONSOLIDATING STATEMENT
                        OF CHANGES IN FINANCIAL POSITION

Thousands of Mexican pesos of December 31, 2002 purchasing power

                                                                  Year ended December 31, 2002
                                                  ---------------------------------------------------------------

                                                      Parent        Guarantor
Operations:                                       Company Issuer  Subsidiaries      Eliminations     Consolidated
----------                                        --------------  ------------      ------------     ------------
Net income                                          Ps 79,873     Ps   932,356       (Ps932,356)     Ps   79,873
Charges (credits) to income not
affecting resources:
Depreciation and amortization                         349,260          422,538                           771,798
Allowance for doubtful accounts                                        538,738                           538,738
Accruals for seniority premiums and
pension plan                                                            11,180                            11,180
Income of minority stockholders                                                          (7,457)          (7,457)
Equity in the results of subsidiaries and
affiliated company                                   (850,614)                          939,813           89,199
Provision for deferred taxes                         (127,752)         578,992                           451,240
Other provisions                                                        87,296                            87,296
Provision for derivative transactions                  35,659          (61,834)                          (26,175)
Net changes in working capital                        621,193         (569,963)                           51,230
                                                    ---------     ------------       ----------      -----------

Resources (used in) provided by operations            107,619        1,939,303                         2,046,922
                                                    ---------     ------------       ----------      -----------

Financing:

Paid-in capital (own and subsidiaries'
shares)                                              (147,609)                                          (147,609)
Bank loans and other debt - Net                       899,907         (705,345)                          194,562
Capitalized lease obligations                         (37,443)         (67,080)                         (104,523)
Issuance of capital stock                                  51                                                 51
Payment of dividends                                 (156,394)                                          (156,394)
Loss on derivative transactions                      (107,064)                                          (107,064)
Dividends received from (paid to)
affiliated companies                                  156,394         (156,394)
Sale of repurchased shares                           (340,745)                                          (340,745)
Debt issuance costs                                                    (38,788)                          (38,788)
                                                    ---------     ------------       ----------      -----------

Resources provided by (used in)
financing activities                                  267,097         (967,607)                         (700,510)
                                                    ---------     ------------       ----------      -----------

Investing:

Acquisition of property, furniture,
equipment and investment in stores - Net             (304,968)        (229,222)                         (534,190)
Investment in Banca Azteca, S. A.                    (280,470)                                          (280,470)
Disposal of stores and other assets                                    522,243                           522,243
                                                    ---------     ------------       ----------      -----------

Resources used in investing activities               (585,438)         293,021                          (292,417)
                                                    ---------     ------------       ----------      -----------

Decrease in cash and cash equivalents                (210,722)       1,264,717                         1,053,995
Cash and cash equivalents at beginning
of year                                               510,872        1,511,973                         2,022,845
                                                    ---------     ------------       ----------      -----------

Cash and cash equivalents at end of year            Ps300,150     Ps 2,776,690       Ps              Ps3,076,840
                                                    =========     ============       ==========      ===========

                 GRUPO ELEKTRA, S. A. DE C. V. AND SUBSIDIARIES

               SUPPLEMENTAL CONDENSED CONSOLIDATING RECONCILIATION
                       BETWEEN MEXICAN GAAP AND U.S. GAAP

        Thousands of Mexican pesos of December 31, 2002 purchasing power

                                                              For the year ended December 31, 2000
                                               -----------------------------------------------------------------
                                                   Parent          Guarantor
                                               Company Issuer    Subsidiaries     Eliminations      Consolidated
                                               --------------    ------------     ------------      ------------
Net income related to majority
stockholders under Mexican GAAP                Ps  1,238,651     Ps 1,178,231     (Ps 1,178,231)    Ps 1,238,651
                                               -------------     ------------      ------------     ------------

Reversal amortization of goodwill relating to
CASA acquisition                                      61,782                                              61,782
Difference in equity in earnings of CASA            (124,789)                                           (124,789)
Additional amortization of negative goodwill
from the Grupo SyR acquisition                       167,349                                             167,349
Reversal of depreciation of property,
furniture and equipment acquired in the
Grupo SyR acquisition                                 63,162                                              63,162
Reversal amortization of goodwill relating to
other subsidiaries acquisitions                       25,989                                              25,989
Deferred income tax effects                           25,634          (40,622)                           (14,988)
Capitalized exchange losses and interest
expense                                                                 4,356                              4,356
Stock options granted to employees                    (3,191)                                             (3,191)
Net gain on instruments indexed to the
Company's stock                                        6,185                                               6,185
Effect on minority stockholders of
U.S. GAAP adjustments                                                     (87)                               (87)
Equity in income of subsidiaries and
affiliated companies                                 (36,353)                            36,353
                                                ------------     ------------      ------------     ------------

                                                     185,768          (36,353)           36,353          185,768
                                                ------------     ------------      ------------     ------------

Net income under U.S. GAAP                      Ps 1,424,419     Ps 1,141,878     (Ps 1,141,878)    Ps 1,424,419
                                                ============     ============      ============     ============

                 GRUPO ELEKTRA, S. A. DE C. V. AND SUBSIDIARIES

               SUPPLEMENTAL CONDENSED CONSOLIDATING RECONCILIATION
                       BETWEEN MEXICAN GAAP AND U.S. GAAP

        Thousands of Mexican pesos of December 31, 2002 purchasing power

                                                                              As of and for the
                                                                        year ended December 31, 2001
                                                    -----------------------------------------------------------------

                                                        Parent         Guarantor
                                                    Company Issuer   Subsidiaries       Eliminations     Consolidated
                                                    --------------   ------------       ------------     ------------
Net income related to majority
stockholders under Mexican GAAP                      Ps1,201,494      Ps1,120,756      (Ps 1,120,756)    Ps 1,201,494
                                                     -----------      -----------       ------------     ------------

Reversal amortization of goodwill relating to
CASA acquisition                                          61,782                                               61,782
Difference in equity in earnings of CASA                (238,007)                                            (238,007)
Additional amortization of negative
goodwill from the Grupo SyR acquisition                  167,349                                              167,349
Reversal of depreciation of property, furniture
and equipment acquired in the Grupo SyR
acquisition                                               63,162                                               63,162
Reversal amortization of goodwill relating to
other subsidiaries acquisitions                           25,989                                               25,989
Deferred income tax effects                              (22,105)             490                             (21,615)
Capitalized exchange losses and interest
expense                                                                     4,356                               4,356
Stock options granted to employees                          (154)                                                (154)
Net loss on instruments indexed to the
Company's stock                                          (60,879)                                             (60,879)
Net loss on interest rate swaps and options               (7,362)         (40,071)                            (47,433)
Effect on minority stockholders of
U.S. GAAP adjustments                                                         (87)                                (87)
Equity in income of subsidiaries and
affiliated companies                                     (35,312)                             35,312
                                                     -----------      -----------       ------------     ------------

                                                         (45,537)         (35,312)            35,312          (45,537)
                                                     -----------      -----------       ------------     ------------

Net income under U.S. GAAP                           Ps1,155,957      Ps1,085,444      (Ps 1,085,444)    Ps 1,155,957
                                                     ===========      ===========       ============     ============

Majority stockholders' equity under
Mexican GAAP                                         Ps6,296,266      Ps9,878,045      (Ps 9,878,045)    Ps 6,296,266

Goodwill relating to CASA acquisition                   (888,534)                                            (888,534)
Participation in net equity of CASA                     (377,188)                                            (377,188)
Negative goodwill resulting from the
recognition of deferred tax benefits
acquired from Grupo SyR                               (1,460,977)                                          (1,460,977)
Reversal of depreciation of property,
furniture and equipment acquired in the
Grupo SyR acquisition                                    173,696                                              173,696
Goodwill relating to other subsidiaries
acquisitions                                            (221,084)                                            (221,084)
Deferred income tax effects                              318,481              493                             318,974
Capitalized exchange losses and interest
expense                                                                   (12,891)                            (12,891)
Net loss on interest rate swaps and options               (7,361)         (40,072)                            (47,433)
Deferred income                                       (1,091,042)                                          (1,091,042)
Effect on minority stockholders of
U.S. GAAP adjustments                                                      29,044                              29,044
Effect of U.S. GAAP adjustments in
subsidiaries                                             (23,426)                             23,426
                                                     -----------      -----------       ------------     ------------

Stockholders' equity under U.S. GAAP                 Ps2,718,831      Ps9,854,619      (Ps 9,854,619)    Ps 2,718,831
                                                     ===========      ===========       ============     ============

                 GRUPO ELEKTRA, S. A. DE C. V. AND SUBSIDIARIES

               SUPPLEMENTAL CONDENSED CONSOLIDATING RECONCILIATION
                       BETWEEN MEXICAN GAAP AND U.S. GAAP

        Thousands of Mexican pesos of December 31, 2002 purchasing power

                                                                    As of and for the year ended December 31, 2002
                                               -----------------------------------------------------------------------------------

                                                   Parent          Guarantor      Non-Guarantor
                                               Company Issuer    Subsidiaries       subsidiary      Eliminations      Consolidated
                                               --------------    ------------       ----------      ------------      ------------
Net income related to majority
stockholders under Mexican GAAP                 Ps    79,873     Ps    994,529    (Ps    62,173)   (Ps   932,356)     Ps     79,873
                                                ------------     -------------     ------------     ------------      -------------

Reversal amortization of goodwill relating to
CASA acquisition                                      61,782                                                                 61,782
Difference in equity in earnings of
CASA                                                 (63,138)                                                               (63,138)
Reversal of depreciation of property,
furniture and equipment acquired in the Grupo
SyR acquisition                                       63,162                                                                 63,162
Reversal amortization of goodwill relating
to other subsidiaries acquisitions                    25,989                                                                 25,989
Cumulative effect of change in goodwill
accounting principles:
  o  Write-off of negative goodwill                  447,483                                                                447,483
  o  Write-off of goodwill                          (349,878)                                                              (349,878)
Reversal of amortization of goodwill
written-off upon adoption of goodwill
accounting principle                                  18,323            16,137                                               34,460
Deferred income tax effects                          (75,564)                                                               (75,564)
Capitalized exchange losses and
interest expense                                                         4,356                                                4,356
Stock options granted to employees                   (13,497)                                                               (13,497)
Net loss on instruments indexed on the
Company's stock                                     (107,064)                                                              (107,064)
Net gain on interest rate swaps and options            7,362            40,071                                               47,433
Reversal of pre-operating expenses                                    (124,571)         (48,192)                           (172,763)
Effect on minority stockholders of
U.S. GAAP adjustments                                                      (87)                                                 (87)
Equity in income of subsidiaries
and affiliated companies                            (112,286)                                            112,286
                                                ------------     -------------     ------------     ------------      -------------

                                                     (97,326)          (64,094)         (48,192)         112,286            (97,326)
                                                ------------     -------------     ------------     ------------      -------------

Net (loss) income under U.S. GAAP              (Ps    17,453)    Ps    930,435    (Ps   110,365)   (Ps   820,070)    (Ps     17,453)
                                                ============     =============     ============     ============      =============

Majority stockholders' equity under
Mexican GAAP                                    Ps 5,251,441     Ps  9,599,721     Ps   218,297    (Ps 9,818,018)     Ps  5,251,441

Goodwill relating to CASA acquisition               (826,752)                                                              (826,752)
Participation in net equity of CASA                 (495,234)                                                              (495,234)
Negative goodwill resulting from the
recognition of deferred tax benefits
acquired from Grupo SyR                           (1,013,494)                                                            (1,013,494)
Reversal of depreciation of property,
furniture and equipment acquired in the Grupo
SyR acquisition                                      236,858                                                                236,858
Goodwill relating to other subsidiaries
acquisitions                                        (195,095)                                                              (195,095)
Goodwill written-off as a result of adoption
of goodwill accounting principle                     (37,372)         (278,046)                                            (315,418)
Deferred income tax effects                          243,410                                                                243,410
Capitalized exchange losses and interest
expense                                                                 (8,535)                                              (8,535)
Reversal of pre-operating expenses                                    (124,571)         (48,192)                           (172,763)
Deferred income                                     (943,433)                                                              (943,433)
Effect on minority stockholders of
U.S. GAAP adjustments                                                   28,957                                               28,957
Effect of U.S. GAAP adjustments in
subsidiaries                                        (430,387)                                            430,387
                                                ------------     -------------     ------------     ------------      -------------

Stockholders' equity under U.S. GAAP            Ps 1,789,942     Ps  9,217,526     Ps   170,105    (Ps 9,387,631)     Ps  1,789,942
                                                ============     =============     ============     ============      =============

                         COMPANIA OPERADORA DE TEATROS,
                                 S. A. DE C. V.

                              FINANCIAL STATEMENTS

                           DECEMBER 31, 2001 AND 2002

                         COMPANIA OPERADORA DE TEATROS,
                                    S. A. DE C. V.

                              FINANCIAL STATEMENTS

                           DECEMBER 31, 2001 AND 2002

                                      INDEX

Contents                                                              Page
--------                                                              ----

Report of Independent Accountants                                 F-72 and F-73

Financial Statements:

Balance sheets                                                        F-74

Statements of loss                                                    F-75

Statements of changes in stockholders' equity                         F-76

Statements of changes in financial position                           F-77

Notes to financial statements                                         F-78

REPORT OF INDEPENDENT ACCOUNTANTS

Mexico City, June 3, 2003

To the Stockholders of
Compania Operadora de Teatros, S. A. de C. V.

We have audited the accompanying balance sheets of Compania Operadora de Teatros, S. A. de C. V. (the "Company") as of December 31, 2001 and 2002 and the related statements of loss, changes in stockholders' equity and of changes in financial position for each of the three years in the period ended December 31, 2002 all expressed in constant pesos of December 31, 2002 purchasing power. These financial statements have been prepared in accordance with accounting principles generally accepted in Mexico and are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the aforementioned financial statements present fairly, in all material respects, the financial position of Compania Operadora de Teatros, S.
A. de C. V. as of December 31, 2001 and 2002, and the results of its operations, changes in stockholders' equity and changes in its financial position for each of the three years in the period ended December 31, 2002 in conformity with accounting principles generally accepted in Mexico.

Accounting principles generally accepted in Mexico vary in certain significant respects from generally accepted accounting principles in the United States of America. The application of generally accepted accounting principles in the United States of America would have affected the determination of net loss, for each of the three years in the period ended December 31, 2002 and the determination of stockholders' equity as of December 31, 2001 and 2002 to the extent summarized in Note 8 to the financial statements. As discussed in Note 8, the U. S. GAAP stockholders' equity and net income amounts as of and for the year ended December 31, 2000 have been restated.

PricewaterhouseCoopers


Ruben Rivera Rodriguez

                  COMPANIA OPERADORA DE TEATROS, S. A. DE C. V.
                                 (Notes 1 and 2)

                                 BALANCE SHEETS

                          Thousands of Mexican pesos of
                       December 31, 2002 purchasing power

                                                                    December 31,
                                                                    ------------

Assets                                                           2001            2002
                                                                 ----            ----
Current assets:
Cash                                                          Ps     479     Ps     6,119
Customers and other accounts receivable                            2,762              196
Recoverable taxes                                                 11,078            3,828
Amounts due from related parties (Note 4)                         49,157
                                                              ----------     ------------

Total current assets                                              63,476           10,143

Property and equipment - Net (Note 3)                            464,343          436,659
                                                              ----------     ------------

                                                              Ps 591,295     Ps   446,802
                                                              ==========     ============

Liabilities and Stockholders' Equity

Current liabilities:
Accounts payable and accrued expenses                         Ps   1,529     Ps     2,760
Amounts due to related parties (Note 4)                           31,242           16,406
                                                              ----------     ------------

Total current liabilities                                         32,771           19,166

Deferred income tax (Note 6)                                      22,495           61,610
                                                              ----------     ------------

Total liabilities                                                 55,266           80,776
                                                              ----------     ------------

COMMITMENT (Note 7)

Stockholders' equity  (Note 5):
Capital stock                                                    658,622          658,622
Accumulated deficit                                             (966,474)      (1,073,002)
Cumulative effect of deferred income tax                         (22,960)         (22,960)
Excess in the restatement of capital                             803,365          803,365
                                                              ----------     ------------

Total stockholders' equity                                       472,553          366,025
                                                              ----------     ------------

                                                              Ps 527,819     Ps   446,802
                                                              ==========     ============

The accompanying notes are an integral part of these financial statements.

                  COMPANIA OPERADORA DE TEATROS, S. A. DE C. V.

                               STATEMENTS OF LOSS

                          Thousands of Mexican pesos of
                       December 31, 2002 purchasing power

                                                                                             Year ended
                                                                                            December 31,
                                                                             -------------------------------------------
                                                                                2000            2001             2002
                                                                                ----            ----             ----
Revenues:
Rentals                                                                      Ps 13,316        Ps 13,856       Ps  12,481
                                                                             ---------        ---------       ----------

Operating expenses:
Administrative expenses                                                         16,498            7,754           53,413
Depreciation                                                                    26,463           26,463           15,096
                                                                             ---------        ---------       ----------

Operating loss                                                                  29,645           20,361           56,028
                                                                             ---------        ---------       ----------

Other expenses                                                                  (6,866)          (2,804)         (12,580)
Other income                                                                     1,307            3,053           10,220
                                                                             ---------        ---------       ----------

                                                                                (5,559)             249           (2,360)
                                                                             ---------        ---------       ----------

Comprehensive financing result (cost):
Interest expense                                                                   (17)             (12)             (15)
Interest income                                                                     17                7
Gain (loss) on monetary position                                                   574             (849)             (32)
                                                                             ---------        ---------       ----------

                                                                                   574             (854)             (47)
                                                                             ---------        ---------       ----------

Loss before deferred income tax benefit (expense)                              (34,630)         (20,966)         (58,435)

Deferred income tax benefit (expense)                                            5,151           (5,795)         (48,093)
                                                                             ---------        ---------       ----------

Net loss for the year                                                       (Ps 29,479)      (Ps 26,761)     (Ps 106,528)
                                                                             =========        =========       ==========

The accompanying notes are an integral part of these financial statements.

                  COMPANIA OPERADORA DE TEATROS, S. A. DE C. V.

                  STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

                          Thousands of Mexican pesos of
                       December 31, 2002 purchasing power

                                                                                Cumulative
                                                                                 effect of    Excess in the         Total
                                        Capital            Accumulated           deferred       restatement      stockholders'
                                         stock               deficit            income tax      of capital          equity
                                         -----               -------            ----------      ----------          ------
Balances at January 1, 2000            Ps 658,622          (Ps 910,234)                         Ps 803,365        Ps 551,753

Comprehensive loss (Note 2e.)                                  (29,479)         (Ps 22,960)                          (52,439)
                                       ----------         ------------           ---------      ----------        ----------

Balances at December 31, 2000             658,622             (939,713)            (22,960)        803,365           499,314

Comprehensive loss (Note 2e.)                                  (26,761)                                              (26,761)
                                       ----------         ------------           ---------      ----------        ----------

Balances at December 31, 2001             658,622             (966,474)            (22,960)        803,365           472,553

Comprehensive loss (Note 2e.)                                 (106,528)                                             (106,528)
                                       ----------         ------------           ---------      ----------        ----------

Balances at December 31, 2002          Ps 658,622        (Ps 1,073,002)         (Ps 22,960)     Ps 803,365        Ps 366,025
                                       ==========         ============           =========      ==========        ==========

The accompanying notes are an integral part of these financial statements.

                  COMPANIA OPERADORA DE TEATROS, S. A. DE C. V.

                   STATEMENTS OF CHANGES IN FINANCIAL POSITION

                          Thousands of Mexican pesos of
                       December 31, 2002 purchasing power

                                                                                             Year ended
                                                                                            December 31,
                                                                            ---------------------------------------------

Operating:                                                                      2000             2001              2002
                                                                                ----             ----              ----
Net loss                                                                    (Ps  29,479)      (Ps 26,761)     (Ps 106,528)
Charges (credits) to results not  affecting resources:
Depreciation                                                                     26,463           26,463           15,096
Deferred income tax (benefit) expense                                            (5,151)           5,795           48,093
Net change in accounts receivable, other assets,
related parties, accounts payable and accrued expenses                          (16,567)          (9,469)         (39,434)
                                                                             ----------        ---------       ----------

Resources used in operating activities                                          (24,734)          (3,972)         (82,773)
                                                                             ----------        ---------       ----------

Financing:

Payments of promissory notes                                                        (49)
                                                                             ----------        ---------       ----------

Resources used in financing activities                                              (49)
                                                                             ----------        ---------       ----------

Investing:

Resources provided by sale of property and
equipment - net                                                                  26,596            2,447           88,413
                                                                             ----------        ---------       ----------

Increase (decrease) in cash                                                       1,813           (1,525)           5,640
Cash at beginning of year                                                           191            2,004              479
                                                                             ----------        ---------       ----------

Cash at end of year                                                          Ps   2,004        Ps    479       Ps   6,119
                                                                             ==========        =========       ==========

The accompanying notes are an integral part of these financial statements.

                  COMPANIA OPERADORA DE TEATROS, S. A. DE C. V.

                        NOTES TO THE FINANCIAL STATEMENTS
                        DECEMBER 31, 2000, 2001 AND 2002

                    (amounts in thousands of Mexican pesos of
                     purchasing power of December 31, 2002)

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

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Following is a summary of the significant accounting policies including the concepts, methods and criteria related to the recognition of the effects of inflation on the financial statements:

a. Recognition of the effects of inflation

The financial statements and the notes thereto are expressed in constant pesos of purchasing power as of December 31, 2002 and have been prepared in conformity with Accounting Principles Generally Accepted in Mexico (Mexican GAAP), in accordance with the following policies:

- Property, and equipment, and the components of stockholders' equity are restated by applying factors derived from the National Consumer Price Index ("NCPI").

- The gain (loss) on net monetary position represents the effect of inflation, as measured by the NCPI, on the monthly net monetary liabilities and assets during the year, restated to pesos of purchasing power as of the end of the most recent period.

- The NCPI used to recognize of the effects of inflation in the financial statements was 336.596, 351.418 and 371.448 as of December 31, 2000, 2001
      and 2002, respectively.

b. Income from rentals

Income from rentals is recognized ratably over the period of the related contract.

c. Income tax

On January 1, 2000 the Company adopted Statement D-4, "Accounting Treatment of Income Tax, Asset Tax and Employees' Profit Sharing". Under this statement, deferred taxes are initially recognized for all differences between book and tax values of assets and liabilities and for tax loss carryforwards and asset tax carryforwards that have a high probability of realization. The adoption of this statement resulted in a reduction in stockholders' equity of Ps22,959.

For the years ended December 31, 2001 and 2002, the Company recorded provisions for deferred income tax including the loss on monetary position amounting to (Ps5,795) and (Ps48,093), respectively. (See Note 6).

d. Property and equipment

Property and equipment are recorded at acquisition cost and are restated as explained in Note 2a.

Depreciation is calculated by the straight-line method, based on the useful lives of assets and the assets restated values.

The annual depreciation rate for building and construction is 2.1%.

e. Comprehensive loss

Comprehensive loss includes the net (loss) income of the year plus any items required by other statements to be recorded directly in stockholders' equity and that are not capital contributions, reductions or disbursements (see Note 5).

f. Use of estimates

The preparation of financial statements in conformity with Mexican GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements. Actual results could differ from those estimates.

g. Reclassifications

Certain reclassifications have been made to prior period amounts for them to conform to the current presentation.

NOTE 3 - PROPERTY AND EQUIPMENT:

                                                        December 31,
                                                        ------------

                                                 2001                  2002
                                                 ----                  ----

Buildings and constructions                  Ps  1,259,481        Ps  1,198,351
Accumulated depreciation                        (1,212,025)          (1,166,406)
                                             -------------        -------------

                                                    47,456               31,945
Land                                               416,887              404,714
                                             -------------        -------------

                                             Ps    464,343        Ps    436,659
                                             =============        =============

NOTE 4 - BALANCES AND TRANSACTIONS WITH RELATED PARTIES:

Cotsa has the following balances receivable and payable with related parties:

                                                       December 31,
                                                       ------------

Receivables:                                     2001                  2002
                                                 ----                  ----

Alternativas Cotsa, S. A. de C. V.           Ps     47,881
Other                                                1,276
                                             -------------

                                             Ps     49,157
                                             =============
Payables:

Elektra del Milenio, S. A. de C. V.          Ps     23,392        Ps     10,942
Other                                                7,850                5,464
                                             -------------        -------------

                                             Ps     31,242        Ps     16,406
                                             =============        =============

Transactions carried out with related parties are listed below:

                                                        Year ended
                                                       December 31,
                                                       ------------

                                             2000          2001         2002
                                             ----          ----         ----

Administrative service expenses (1)       Ps    1,283   Ps     318    Ps    219
Rental expenses(2)                              1,044        1,000          977

(1) As mentioned in Note 1, Cotsa does not have employees, consequently administrative and operating services are rendered by related parties.

(2) Since January 1999, a related party's building is rented for Cotsa's offices.

NOTE 5 - STOCKHOLDERS' EQUITY:

The common stock of Cotsa at December 31, 2001 and 2002 is represented by 342,658,270 common nominative shares, with a par value of one Mexican peso each, comprised as follows:

             Shares                                   Description                                               Amount
             ------                                   -----------                                               ------

               50,000          Represent the fixed portion of the capital                                     Ps      50
          342,608,270          Represent the variable portion of the capital                                     342,608
          -----------                                                                                         ----------

          342,658,270                                                                                            342,658
          ===========          Restatement increase                                                              315,964
                                                                                                              ----------

                               Capital stock in Mexican pesos as of December 31, 2002 purchasing power        Ps 658,622
                                                                                                              ==========

Under Mexican Corporate Law, interested third parties can request the dissolution of Cotsa if accumulated losses exceed two-thirds of capital stock. At December 31, 2002, Cotsa's accumulated losses exceeded its capital stock. Although Cotsa believes it is unlikely such actions will occur, Cotsa obtained from its shareholders a commitment to provide financial support to the Company for a period of one year from the balance sheet date, in proportion to their respective ownership interests, if required, to avoid such action.

Capital stock reduction in excess of the sum of the balances of the capital contributions, net of taxed profit and invested net taxed profit, inflation indexed in accordance with the procedures established by the Income Tax Law, are accorded the same tax treatment as dividends.

Comprehensive loss is analyzed as follows (see Note 2e.):

                                                             Year ended December 31,
                                                             -----------------------

                                                    2000                2001               2002
                                                    ----                ----               ----
Net loss                                         (Ps  29,479)        (Ps 26,761)       (Ps 106,528)
Initial recognition of deferred taxes                (22,959)
                                                  ----------          ---------         ----------

                                                 (Ps  52,438)        (Ps 26,761)       (Ps 106,528)
                                                  ==========          =========         ==========

NOTE 6 - INCOME TAX (IT) AND ASSETS TAX (AT):

During the years ended December 31, 2000, 2001 and 2002, Cotsa had taxable income (loss) of Ps6,081, (Ps4,329), and (Ps113,532), respectively. Prior years' tax-loss carryforwards were amortized in the year ended December 31, 2002.

The main temporary differences for which deferred IT was recognized are shown below:

                                                     Year ended December 31,
                                                     -----------------------

Deferred income tax asset:                        2001                   2002
                                                  ----                   ----

Rent collected in advance                       Ps      14          Ps      556
Allowance for doubtful accounts                        374                  344
Loss carryforwards                                                       38,601
                                                ----------          -----------

                                                       388               39,501
                                                ----------          -----------
Deferred income tax liability:

Property and equipment                             (22,883)            (101,111)
                                                ----------          -----------

Net deferred income tax liability              (Ps  22,495)        (Ps   61,610)
                                                ==========          ===========

AT is computed by fiscal year applying a 1.8% rate to the average value of certain assets and liabilities. The AT corresponding to the year ended December 31, 2002 amounted to Ps3,763.

According to the AT Law, the difference between the IT and AT in the previous three years (when IT is higher than AT in the same year) can be carried forward against future annual AT or prepaid AT. According to this rule, the AT at December 31, 2000, amounting to $5,445 ($4,699 in nominal figures), was credited against the IT payable.

In accordance with the new Mexican Income Tax Law, effective January 1, 2002, the current income tax rate of 35% will be reduced annually by 1% from 2003 to 2005, to a nominal rate of 32%.

NOTE 7 - COMMITMENT:

In 2000, Cotsa signed several building lease agreements. The rental income on these operating leases amounted to Ps13,316, Ps13,856 and Ps15,763 for the years ended December 31, 2000 2001 and 2002, respectively.

Below is a schedule of future minimum rental payments to be received as of December 31, 2002:

Year ending December 31:

2003                                                             Ps   5,998
2004                                                                  2,395
2005                                                                  1,551
2006                                                                  1,113
2007                                                                  1,113
2008 and thereafter                                                   3,593
                                                                 ----------

Total                                                            Ps  15,763
                                                                 ==========

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

As of December 31, 2001 and 2002 and for the years ended December 31, 2000, 2001, and 2002, there are not material differences between Mexican GAAP and US GAAP affecting the net loss for the periods presented. Additional US GAAP are summarized below.

a.    Reconciliation of net loss:

                                                       Year ended December 31,
                                                       -----------------------

                                                 2000           2001               2002
                                                 ----           ----               ----

      Net loss under Mexican GAAP             (Ps 29,479)   (Ps 26,761)       (Ps 106,528)
                                               ---------     ---------         ----------

      Net loss under US GAAP                  (Ps 29,479)   (Ps 26,761)       (Ps 106,528)
                                               =========     =========         ==========

b.    Reconciliation of stockholders' equity:

                                                                     December 31,
                                                                     ------------

                                                                 2001               2002
                                                                 ----               ----
      Balance under Mexican GAAP                             Ps  472,553       Ps   366,025
                                                             -----------       ------------

      Balance under US GAAP                                  Ps  472,553       Ps   366,025
                                                             ===========       ============

c. An analysis of the changes in stockholders' equity under US GAAP is shown below:

                                                            Year ended December 31,
                                                            -----------------------

                                                   2000                2001              2002
                                                   ----                ----              ----
      Balance at beginning of year             Ps   523,955        Ps   499,314       Ps  472,553
      Net loss                                      (29,479)            (26,761)         (106,528)
      Recoverable assets tax                          4,838
                                               ------------        ------------       -----------

      Balance at end of year                   Ps   499,314        Ps   472,553       Ps  366,025
                                               ============        ============       ===========

d.    Significant differences between US GAAP and Mexican GAAP:

i.    Deferred income tax

As stated in Note 2c., on January 1, 2000, the Company adopted Statement D-4 "Accounting Treatment of Income Tax, Asset Tax and Employees' Profit Sharing". Under this statement, deferred tax assets or liabilities are initially recognized for all differences between book and tax value of assets and liabilities and for tax loss carryforwards that have a high probability of realization. The cumulative effect of adoption Statement D-4 was a net decrease in stockholder's equity of Ps22,959.

US GAAP Statement of Financial Accounting Standards 109 "Accounting for Income Taxes" ("SAS 109"), requires an asset and liability approach for financial accounting and reporting for income tax under the following basic principles:
(a) a current tax liability or asset is recognized for the estimated taxes payable or refundable on tax returns for the current year, (b) a deferred tax liability or asset is recognized for the estimate future tax effects attributable to temporary differences and carryforwards, (c) the measurement of current and deferred tax liabilities and assets is based on provisions of the enacted tax law and the effects of future changes in tax laws or rates are not anticipated, and (d) the measurement of deferred tax assets is reduced, if necessary, by the amount of any tax benefits that, based on available evidence, are not expected to be realized.

Under this method, deferred tax and profit sharing are recognized in respect of all temporary differences, and the benefit from utilizing tax loss carryforwards and asset tax credits is recognized in the year in which the loss or credit arises (subject to a valuation allowance in respect of any tax benefits not expected to be realized). The subsequent realization of this benefit does not affect income. Consequently, they do not represent extraordinary items for US GAAP purposes.

The temporary differences under SAS 109 are determined based on the difference between the indexed tax-basis amount of the asset or liability and the related stated amount reported in the financial statements. Except as indicated in the following paragraph, the deferred tax expense or benefit is calculated as the difference between: (a) the deferred tax assets and liabilities at the end of the current period determined as indicated above, and (b) the deferred tax assets and liabilities reported at the end of the prior period remeasured to units of current general purchasing power at the end of the current period. The deferred profit sharing expense or benefit is calculated using a similar methodology.

The significant components of income tax benefit (expense) under US GAAP are as follows:

                                                            Year ended December 31,
                                                            -----------------------

                                                   2000               2001               2002
                                                   ----               ----               ----
Deferred income tax benefit (expense)           Ps   5,151        (Ps   5,795)       (Ps  48,093)
                                                ----------         ----------         ----------

                                                Ps   5,151        (Ps   5,795)       (Ps  48,093)
                                                ==========         ==========         ==========

The following items represent the principal differences between income tax computed under US GAAP at the statutory rate and Cotsa's provision for income tax in each period:

                                                            Year ended December 31,
                                                            -----------------------

                                                   2000               2001               2002
                                                   ----               ----               ----
Loss before income tax expense                 (Ps  34,630)       (Ps  20,966)       (Ps  58,435)
                                                ==========         ==========         ==========

Income tax benefit at statutory rate            Ps  12,121         Ps   7,338         Ps  20,452
Property and equipment                              (8,702)           (11,401)           (68,545)
Tax loss carryforwards                               1,732             (1,732)
                                                ----------         ----------         ----------

Net income tax - benefit (expense)              Ps   5,151        (Ps   5,795)       (Ps  48,093)
                                                ==========         ==========         ==========

The income tax effects of significant items comprising the Cotsa's net deferred tax assets and liabilities under US GAAP are as follows:

                                                                      Year ended December 31,
                                                                      -----------------------

Deferred income tax asset:                                            2001               2002
                                                                      ----               ----
Rental collected in advance                                        Ps      14         Ps     556
Allowance for doubtful accounts                                           374                344
Loss carryforwards                                                                        38,601
                                                                   ----------         ----------

                                                                          388             39,501
                                                                   ----------         ----------
Deferred income tax liability:

Property and equipment                                                (22,883)       (Ps 101,111)
                                                                   ----------         ----------

Net deferred income tax liability                                 (Ps  22,495)       (Ps  61,610)
                                                                   ==========         ==========

ii.   Fair value information

The carrying amounts of cash, current receivables, accounts payable and accrued expenses, due from and to related companies, approximate fair value, due to the short term maturity of these instruments.

iii.  Recently issued accounting standards

In June 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standard ("SFAS") 143 "Accounting for Asset Retirement Obligations" ("SFAS 143"). SFAS 143 requires the recognition of a liability for the legal obligations associated with the retirement of a tangible long-lived asset that result from the acquisition, construction and (or) normal operation of the asset. The liability is recognized at fair value in the period in which it is incurred if a reasonable estimate of fair value can be made. A corresponding asset retirement cost is added to the carrying value of the long-lived asset and is depreciated to expense using a systematic and rational method over its useful life. SFAS 143 is effective for fiscal years beginning after June 15, 2002. Upon initial adoption, a liability is recognized for existing asset retirement obligations and the associated asset retirement cost is capitalized as an increase to the carrying value of the asset. The recognized liability and asset are adjusted for cumulative accretion and accumulated depreciation, respectively, from the time period when the asset retirement obligation would have originally been recognized had this statement been in effect to the date of initial adoption. The cumulative effect of initial adoption of SFAS 143 is recorded as a change in accounting principle. Management estimates that the adoption of SFAS 143 will not have a material impact on the financial statements.

In August 2001, the FASB issued SFAS 144 "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144"). SFAS 144 supersedes SFAS 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of" ("SFAS 121") and the accounting and reporting provision of Accounting Principles Board ("APB") Opinion 30, "Reporting the results of Operations-Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions" ("APB 30"). SFAS 144 retains the fundamental provisions of SFAS 121 for recognition and measurement of the impairment of long-lived assets to be held and used, but resolves a number of implementation issues and establishes a single accounting model for assets to be disposed of. SFAS 144 also retains the requirements to report discontinued operations separately from continuing operations and extends that reporting to a component of an entity that either has been disposed of by sale, abandonment or distribution to owners or is classified as held for sale. The provisions of SFAS 144 are effective for financial statements issued for fiscal years beginning after December 15, 2001 and their interim periods. The provisions of SFAS 144 for long-lived assets to be disposed of by sale or otherwise are effective for disposal activities initiated after the effective date of SFAS 144 or after its initial application. The provisions of SFAS 144 did not have a material impact on the Company's consolidated financial statements.

In April 2002, the FASB issued SFAS 145 "Rescission of SFAS Nos. 4, 44, and 64, Amendment of SFAS 13, and Technical Corrections as of April 2002" ("SFAS 145"). SFAS 145 rescinds SFAS 4, "Reporting Gains and Losses from Extinguishment of Debt", SFAS 44, "Accounting for Intangible Assets of Motor Carriers", and SFAS 64, "Extinguishments of Debt Made of Satisfy Sinking-Fund Requirements". As a result, gains and losses from extinguishment of debt will no longer be classified as extraordinary items unless they meet the criteria of unusual or infrequent as described in APB 30. In addition, SFAS 145 amends SFAS 13, "Accounting for Leases", to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have an economic effect similar to sale-leaseback transactions. SFAS 145 also amends other exiting authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. SFAS 145 is effective for fiscal years beginning after May 15, 2002. Management does not expect the adoption of SFAS 145 will have a significant impact on the consolidated financial statements.

In June 2002, the FASB issued SFAS 146, "Accounting for Costs Associated with Exit or Disposal Activities" ("SFAS 146"). The issuance of SFAS 146 nullifies the former guidance provided by the Emerging Issues Task Force ("EITF") Issue 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)" ("EITF 94-3"). SFAS 146 requires the recognition of a liability for costs associated with exit or disposal activity when the liability is incurred, rather that on the date when a company commits to an exit or disposal plan. SFAS 146 is effective for liabilities, related to exit or disposal activities, which are incurred after December 31, 2002, while earlier application is encouraged. Management is currently evaluating the impact that the adoption of SFAS 146 will have on the consolidated financial statements.

In December 2002, the FASB issued SFAS 148, "Accounting for Stock-Based Compensation-Transaction and Disclosure- an amendment of FAS 123" ("SFAS 148"). SFAS 148 continues to permit entities to apply the intrinsic method of APB 25, "Accounting for Stock Issued to Employees", however, SFAS 148 is intended to encourage companies to adopt the accounting provisions of SFAS 123, "Accounting for Stock-Based Compensation" ("SFAS 123"). SFAS 148 provides three transition methods for companies who chose to adopt the provisions of SFAS 123: the prospective method, the modified prospective method and the retroactive restatement method. In addition, SFAS 148 mandates certain new disclosures. SFAS 148 is effective for fiscal years ending after December 15, 2002, with early adoption permitted. Management is currently evaluating the impact that the adoption of SFAS 148 will have on the consolidated financial statements.

In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others (an interpretation of FASB Statements No. 5, 57, and 107 and rescission of Interpretation No. 34)" ("FIN 45"). FIN 45 clarifies the requirements of SFAS 5, "Accounting for Contingencies", relating to a guarantor's accounting for, and disclosure of, the issuance of certain types of guarantees. FIN 45 requires that upon issuance of a guarantee, the guarantor must recognize a liability for the fair value of the obligation it assumes under that guarantee. FIN 45's provisions for initial recognition and measurement should be applied on a prospective basis to guarantees issued or modified provisions accounting for guarantees that were issued before the date of FIN 45's initial application. The disclosure requirements are effective for financial statements of both interim and annual periods that end after December 15, 2002. The adoption or FIN 45 did not have a material impact on the consolidated financial statements.

In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities, an interpretation of ARB 51" ("FIN 46"). The primary objectives of FIN 46 are to provide guidance on the identification of entities for which control is achieved through means other than voting rights ("variable interest entities" or "VIEs") and how to determine when and which business enterprises should consolidate the VIE (the "primary beneficiary"). This new model for consolidation applies to an entity which either (1) the equity investors (if any) do not have a controlling financial interest or (2) the equity investment at risk is insufficient to finance that entity's activities without receiving additional subordinated financial support from other parties. In addition, FIN 46 requires that both the primary beneficiary and all other enterprises with a significant variable interest in a VIE make additional disclosures. FIN 46 applies immediately to variable interest entities created after January 31, 2003, and to variable interest entities in which an enterprise obtains an interest after that date. It applies in the first fiscal year or interim period beginning after June 15, 2003, to variable interest entities in which an enterprise holds variable interest that it acquired before February 1, 2003. FIN 46 applies to public enterprises as of the beginning of the applicable interim or annual period, and it applies to nonpublic enterprises as of the end of the applicable annual period. Management is currently evaluating the impact that the adoption of FIN 46 will have on the consolidated financial statements.

iv.   Concentrations

Financial instruments which potentially subject Cotsa to significant concentrations of credit risk consist primarily of cash equivalents' customers and other accounts receivable. Cotsa maintains its cash and cash equivalents with various major financial institutions.

Concentrations of credit risk with respect to customers and other accounts receivable is limited due to the fact that there are several customers' mainly related parties. Cotsa maintains allowances for doubtful accounts based on expected collectibility of its receivables.

v.    Cash flow information

Under US GAAP, a statement of cash flows is prepared based on provisions of SFAS 95, "Statement of Cash Flows" ("SFAS 95"). This statement does not provide guidance for the preparation of cash flow statements on a price level adjusted basis.

Presented below are the statements of cash flows for the years ended December 31, 2000, 2001 and 2002, prepared after considering the impact of US GAAP adjustments. The cash flow statements below present nominal cash flow during the periods, adjusted to pesos of December 31, 2002, purchasing power.

                                                                              Year ended December 31,
                                                                              -----------------------

Cash flow from operating activities:                                  2000             2001               2002
                                                                      ----             ----               ----
Net loss                                                          (Ps  29,479)      (Ps  26,761)      (Ps  106,528)
Adjustments to reconcile net loss to net cash used
in operating activities:
Depreciation                                                           26,463            26,463             15,096
 (Gain) loss on monetary position                                        (574)              849                 32
Net changes in working capital                                        (21,448)           (4,721)            (8,627)
                                                                  -----------        ----------       ------------

Net cash used in operating activities                                 (25,038)           (4,170)           (82,773)
                                                                  -----------        ----------       ------------

Cash flow from investing activities:

Sale of property and equipment                                         26,596             2,447             88,413
                                                                  -----------        ----------       ------------

Net cash provided by investing activities                              26,596             2,447             88,413
                                                                  -----------        ----------       ------------

Cash flows from financing activities:

Payments of promissory notes                                              (49)
                                                                  -----------        ----------       ------------

Net Cash  used in financing activities                                    (49)
                                                                  -----------        ----------       ------------

Effects of inflation                                                      304               198
                                                                  -----------        ----------       ------------

Increase (decrease) in cash                                             1,813            (1,525)             5,640

Cash at beginning of the year                                             191             2,004                479
                                                                  -----------        ----------       ------------

Cash at end of the year                                           Ps    2,004        Ps     479       Ps     6,119
                                                                  ===========        ==========       ============

Supplemental disclosure:

Cash paid during the period for:
Interest                                                          Ps       17        Ps      12       Ps        15
                                                                  -----------        ----------       ------------

Income tax and asset tax                                          Ps       --        Ps   3,056       Ps        --
                                                                  ===========        ==========       ============