Form 20-F/A
period 2002-12-31
GRUPO ELEKTRA SA DE CV
filed 2003-07-16
CIK 925050

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                ----------------

                                   Form 20-F/A
                                (Amendment No. 1)

                                ----------------

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

      Approximately 69.76% of our equity is controlled by the heirs of Hugo Salinas Rocha, including Ricardo B. Salinas and Esther Pliego de Salinas. These controlling shareholders have the power to determine the outcome of substantially all actions requiring shareholder approval, including the power to elect 8 of our 9 directors and to determine whether dividends will be paid. Moreover, actions by our controlling shareholders with respect to the disposition of the shares they beneficially own, or the perception that such actions might occur, may adversely affect the trading price of our equity on the Mexican Stock Exchange and the market price of the GDSs. See Item 7. "Major Shareholders and Related Party Transactions--Major Shareholders."

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

Share Ownership

      As of May 10, 2003, the heirs of Hugo Salinas Rocha, including Ricardo B. Salinas, our President and Chairman of the Board of Directors, and members of his immediate family, may be deemed to have beneficial ownership of 69.76% Common Shares. See Item 7. "Major Shareholders and Related Party Transactions--Major Shareholders." None of our other directors or executive officers is the beneficial owner of more than 1% of any class of our capital stock.

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

      As a consequence of our recapitalization in September 2002, (as a result of which all Series A, B, and L Shares were converted into a single class of Common Shares, with full and equal voting rights and no par value), 1,495,024,470 Series A Shares, 2,347,018,555 Series B Shares and 487,416,030
Series L Shares were converted into 288,630,604 New Common Shares.

      The following table sets forth, as of June 18, 2003, and February 2002 certain information with respect to the beneficial ownership of our capital stock of (i) each person who is known by us to own more than 5% of Common Shares and (ii) all executive officers and directors as a group.

                                                February 2002                              June 2003
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

(3) In this item are included the shares of Hugo Salinas Rocha's heirs and Esther Pliego de Salinas as well as those in a trusteeship related to Sheung Wong Co. Ltd., a company controlled by the Controlling Shareholders. In particular, based on publicly available information, Ricardo B. Salinas Pliego is the benefical owner of 65,476,170 shares, or 27.10% of our equity.

      The controlling beneficial shareholders of our company are the heirs of Hugo Salinas Rocha, including Ricardo B. Salinas and Esther Pliego de Salinas (collectively, the "Controlling Shareholders"). The Controlling Shareholders collectively own 168,533,626 currently outstanding Common Shares. The Controlling Shareholders thus control approximately 69.76% of our equity, while 30.24% is owned by outside investors. Through ownership of these shares, the Controlling Shareholders currently have the power to determine the outcome of substantially all actions requiring shareholder approval, including the power to elect eight of our nine directors and to determine whether or not dividends will be paid.

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

      (b) List of Exhibits

Exhibit No:            Description

Exhibit 1 English translation of Estatutos Sociales of Grupo Elektra, S.A. de C.V.****

Exhibit 2.1 Public Instrument of Merger, including the English translation of the Amended and Restated Bylaws of Grupo Elektra, S.A. de C.V.*

Exhibit 2.2 Indenture, dated as of March 22, 2000, between Grupo Elektra, the Guarantors, and The Bank of New York, as Trustee.**

Exhibit 2.3 Option Agreement between Grupo Elektra and CASA, dated September 1, 2000, together with English translation.*

Exhibit 2.4 English translation of Current Option Plan for Grupo Elektra employees.***

Exhibit  8             List of Grupo Elektra's Significant Subsidiaries.****

Exhibit 12             Sarbanes Oxley Act Section 302 Certifications.

Exhibit 13             Sarbanes Oxley Act Section 906 Certifications.

---------------
* Incorporated by reference to Grupo Elektra's Annual Report on Form 20-F filed on July 2, 2001 (File No. 1-13200)

** Incorporated by reference to Grupo Elektra's Registration Statement on Form F-4 filed on September 15, 2000 (File No. 333-12536).

*** Incorporated by reference to Grupo Elektra's Annual Report on Form 20-F filed on June 27, 2000 (File No. 1-13200).

**** Incorporated by reference to Grupo Elektra's Annual Report on Form 20-F filed on June 30, 2003 (File No. 1-13200).

                                    Signature

      The registrant certifies that it meets all of the requirements for filing on Form 20-F/A, and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

                                      GRUPO ELEKTRA, S.A. DE C.V.


Date: July 16, 2003.                  By:  /s/ Javier Sarro Cortina
                                         ---------------------------------------
                                           Javier Sarro Cortina
                                           Chief Executive Officer


Date: July 16, 2003.                  By:  /s/ Rodrigo Pliego Abraham
                                         ---------------------------------------
                                           Rodrigo Pliego Abraham
                                           Chief Financial Officer

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