Form 20-F
period 2003-12-31
GRUPO ELEKTRA SA DE CV
filed 2004-07-01
CIK 925050

As filed with the Securities and Exchange Commission on June 30, 2004.
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            -------------------------

                                    Form 20-F

                            -------------------------

                ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
                       THE SECURITIES EXCHANGE ACT OF 1934
                   For the fiscal year ended December 31, 2003

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

Grupo Elektra, S.A. de C.V.:

Global Depositary Shares ("GDSs") evidenced           New York Stock Exchange
by Global Depositary Receipts, each Global
Depositary Share representing four Common
Shares without par value of Grupo Elektra, S.A. de C.V.

----------

(1) The following subsidiaries of Grupo Elektra, S.A. de C.V. were (until April 21, 2004) guarantors of our notes and were co-registrants:
      Administrativo Empresariales, S.A. de C.V.; Aerotraxis Metropolitanos, S.A. de C.V.; Almacenes Especializados, S.A. de C.V.; Bienes Raices en Promocion del Centro, S.A. de C.V.; Colchones, S.A.; Colchones Coloso, S.A. de C.V.; Comercios Elektra, S.A. de C.V.; Compania Operadora de Teatros, S.A. de C.V.; Control y Direccion Administrativa, S.A. de C.V.; Datacion y Supervision de Personal, S.A. de C.V.; Direccion de Administracion Central, S.A. de C.V.; Direccion de Administracion en Proyectos Aplicados, S.A. de C.V.; Direccion de Administracion en Proyectos Especiales, S.A. de C.V.; Direccion Especial, S.A. de C.V.; Direccion Sistematica Empresarial, S.A. de C.V.; Electronica del Moral, S.A. de C.V.; Elektra Centroamerica, S.A. de C.V.; Elektra del Milenio , S.A. de C.V.; Elektra del Peru, S.A.; Elektra Mexicana, S.A. de C.V.; Elektra Transfer, S.A. de C.V.; Elmex Superior, S.A. de C.V.; Entrega Especializada, S.A. de C.V.; Gerencias Administrativas Operacionales, S.A. de C.V; Grupo Mercantil Finemsa, S.A. de C.V.; Grupo Proasa, S.A. de C.V.; Importaciones Electronicas Ribesa, S.A. de C.V.; Importadora y Exportadora Elektra de El Salvador, S.A. de C.V.; Inmobiliaria Hecali, S.A. de C.V.; Inmobiliaria Liur, S.A. de C.V.; Inmuebles Ardoma, S.A. de C.V.; Inmuebles Elektra, S.A. de C.V.; Inmuebles Selectos, S.A. de C.V.; Intra Mexicana, S.A. de C.V.; Mediciones y Representaciones Comerciales, S.A. de C.V.; Mercadotecnia Tezontle, S.A. de C.V.; Mercantil Agricola, S.A.; Mi Garantia Extendida, S.A. de C.V.; Operadora SYR, S.A. de C.V.; Operadoras en Servicios Comerciales, S.A. de C.V.; Salinas y Rocha, S.A.; Siglo XXI, S.A. de C.V.; Sistemas de Mision Estrategica, S.A. de C.V.; and The One.Com S.A. de C.V.

 Securities registered or to be registered pursuant to Section 12(g) of the Act:
                                      None

                              --------------------

 Securities for which there is a reporting obligation pursuant to Section 15(d)
                                   of the Act:

                               Title of Each Class

                      12% Guaranteed Senior Notes Due 2008*

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

Grupo Elektra, S.A. de C.V.:

     Common Shares without par value                                 237,040,833

Compania Operadora de Teatros, S.A. de C.V.:**

     Series A Shares without par value                                    50,000

     Series B Shares without par value                               342,608,270

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

*   Until April 21, 2004.

** All other registrants are wholly-owned subsidiaries of Grupo Elektra, S.A. de C.V.

================================================================================

                                TABLE OF CONTENTS

                                                                                                                  Page
         Introduction............................................................................................. 1

                  Presentation of Financial and Other Information................................................. 1

                  Forward-Looking Statements...................................................................... 2

ITEMS 1-2. NOT APPLICABLE......................................................................................... 3

ITEM 3.   KEY INFORMATION......................................................................................... 4

         Selected Financial Data.................................................................................. 4

                  Exchange Rates.................................................................................. 6

                  Dividends....................................................................................... 7

         Risk Factors............................................................................................. 8

                  Risks Associated with Grupo Elektra............................................................. 8

                  Risks Associated with Banco Azteca.............................................................. 13

                  Risks Related to the Laws of the Countries in Which We Operate.................................. 14

                  Risks Related to our GDSs....................................................................... 15

                  Risks Associated with Mexico.................................................................... 17

ITEM 4.   INFORMATION ON THE COMPANY.............................................................................. 20

         Overview................................................................................................. 20

                  Our Company..................................................................................... 20

                  History and Corporate Reorganization............................................................ 21

                  Significant Subsidiaries........................................................................ 22

         Our Business............................................................................................. 22

                  Our Target Market............................................................................... 22

                  Merchandise and Marketing....................................................................... 23

                  Consumer Financing.............................................................................. 25

                  Information Systems............................................................................. 26

                  Seasonality..................................................................................... 27

                  Employees....................................................................................... 27

                  Trademarks...................................................................................... 29

                  Capital Expenditures and Divestitures........................................................... 29

                  Our Strategy.................................................................................... 29

         Elektra.................................................................................................. 31

                  Stores.......................................................................................... 31

                  Property, Plant & Equipment..................................................................... 31

                  Merchandise and Marketing....................................................................... 31

                  Consumer Financing.............................................................................. 32

         Elektra in Mexico........................................................................................ 32

                                TABLE OF CONTENTS
                                   (continued)

                                                                                                                  Page
                  Stores.......................................................................................... 32

                  Store Operations................................................................................ 34

                  Merchandising and Distribution.................................................................. 34

                  Consumer Financing.............................................................................. 35

                  Competition..................................................................................... 35

                  Employees....................................................................................... 36

         Elektra in Latin America................................................................................. 36

                  General......................................................................................... 36

                  Target Market................................................................................... 37

                  Stores.......................................................................................... 37

                  Store Operations................................................................................ 38

                  Merchandise and Marketing....................................................................... 38

                  Employees....................................................................................... 39

         Salinas y Rocha.......................................................................................... 40

                  Acquisition of Grupo SyR........................................................................ 40

                  Target Market................................................................................... 41

                  Property........................................................................................ 41

                  Merchandise..................................................................................... 41

                  Consumer Financing.............................................................................. 41

                  Employees....................................................................................... 42

         The One.................................................................................................. 42

                  Merger.......................................................................................... 42

         Banco Azteca............................................................................................. 43

                  General......................................................................................... 43

                  Target Market................................................................................... 43

                  Branches........................................................................................ 43

                  Products and Services........................................................................... 44

                  Anticipated Growth and New Products............................................................. 46

                  Collection...................................................................................... 47

                  Banco Azteca's Directors, Senior Management and Employees....................................... 47

                  Banco Azteca's Risk Management.................................................................. 48

                  Capital and Reserves............................................................................ 50

                  Employees....................................................................................... 51

                  Competition..................................................................................... 51

                  Securing Funds.................................................................................. 52

                                TABLE OF CONTENTS
                                   (continued)

                                                                                                                  Page
                  Investments..................................................................................... 52

                  Capital Contributions........................................................................... 52

         Additional Services...................................................................................... 53

                  Money Transfer Business......................................................................... 53

                  Maxifoto (Fotofacil)............................................................................ 54

                  Unefon Agreement................................................................................ 54

                  Extended Warranties............................................................................. 55

                  Computers....................................................................................... 55

                  Telephones (Wireless Products and Services)..................................................... 56

         Strategic Investments.................................................................................... 56

                  CASA............................................................................................ 56

                  TV Azteca....................................................................................... 56

                  Todito.com...................................................................................... 57

                  Unefon.......................................................................................... 57

                  Biper (also known as Movil@ccess) and Iusacell.................................................. 57

                  COTSA........................................................................................... 57

         Regulation............................................................................................... 58

                  Consumer Protection Laws........................................................................ 58

                  Regulations Affecting Registered Companies...................................................... 58

                  Regulations Affecting Money Transfers........................................................... 59

                  Regulations Affecting Afore Azteca (the Pension Fund Administrator)............................. 60

                  Regulations Affecting Seguros Azteca............................................................ 60

                  Free Trade Agreements........................................................................... 60

                  Regulations Affecting Banco Azteca.............................................................. 60

                  Related Party Transactions...................................................................... 64

                  Bank Deposit Insurance.......................................................................... 66

                  Risk Management................................................................................. 66

ITEM 5.   OPERATING AND FINANCIAL REVIEW AND PROSPECTS............................................................ 68

                  Basis of Presentation........................................................................... 68

                  Consolidation Method and Discontinued Operations................................................ 68

                  Accounting for Installment Sales - Credit Consumer Service...................................... 69

                  Reserve for Doubtful Accounts for Our Latin American Credit Operations.......................... 70

                  Effects of the Peso Devaluation and Inflation................................................... 70

                  Investment in CASA.............................................................................. 70

                  Seasonality of Sales............................................................................ 70

                                TABLE OF CONTENTS
                                   (continued)

                                                                                                                  Page
                  Recent Developments............................................................................. 71

                  Results of Operations........................................................................... 72

                  Critical Accounting Policies.................................................................... 73

                  Year ended December 31, 2003 compared to year ended December 31, 2002........................... 74

                  Year ended December 31, 2002 compared to year ended December 31, 2001........................... 76

                  Contractual Obligations......................................................................... 78

                  Liquidity and Capital Resources................................................................. 79

                  Securitization of Accounts Receivable........................................................... 80

                  Capital Expenditures............................................................................ 80

                  Derivative Instruments.......................................................................... 80

                  Taxes........................................................................................... 80

                  U.S. GAAP Reconciliation........................................................................ 81

                  New Accounting Pronouncements................................................................... 82

          SELECTED STATISTICAL INFORMATION FOR BANCO AZTECA....................................................... 83

                  Changes in Net Interest Income-Volume and Rate Analysis......................................... 87

                  Interest Earning Assets-Interest Spread......................................................... 90

                  Return on Equity and Assets..................................................................... 91

                  Investment Securities........................................................................... 91

                  Deposits........................................................................................ 92

                  Short-Term Borrowings and Securities Sold under Agreements to Repurchase........................ 94

                  Loan Portfolio - Public vs. Private Sector...................................................... 94

                  Loan Portfolio - Types of Loans................................................................. 94

                  Loan Portfolio Accrual/Nonaccrual Practices..................................................... 96

                  Loan Loss Reserves Required by Regulation....................................................... 97

                  Supplemental Loan Loss Reserves................................................................. 98

ITEM 6.   DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.............................................................. 100

                  Directors....................................................................................... 100

                  Executive Officers.............................................................................. 101

                  Director and Officer Biographies................................................................ 101

                  Compensation of Directors and Officers.......................................................... 103

                  Comparison between Mexican and US corporate governance practices................................ 104

                  Stock Option Plan............................................................................... 104

                  Employees....................................................................................... 104

                  Share Ownership................................................................................. 105

                  Unefon-Nortel-Codisco Transaction............................................................... 105

                                TABLE OF CONTENTS
                                   (continued)

                                                                                                                  Page
ITEM 7.   MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS....................................................... 108

         Major Shareholders....................................................................................... 108

                  Grupo Elektra, S.A. de C.V...................................................................... 108

                  U.S. Shareholders............................................................................... 108

         Related Party Transactions............................................................................... 109

                  Interest of Management in Certain Transactions.................................................. 109

                  Loans to Affiliates............................................................................. 109

                  Loans from Banco Azteca to Affiliates........................................................... 109

                  TV Azteca Advertising Agreements................................................................ 109

                  Unefon Agreements............................................................................... 110

                  Agreements with Biper (also known as Movil@ccess)............................................... 111

                  Agreements with Iusacell........................................................................ 111

                  Todito.com ("Todito")........................................................................... 112

                  Transactions with Banco Azteca.................................................................. 112

ITEM 8.   FINANCIAL INFORMATION................................................................................... 114

                  Consolidated Financial Statements............................................................... 114

                  Legal Proceedings............................................................................... 114

                  Dividend Policy................................................................................. 115

ITEM 9.   THE OFFER AND LISTING................................................................................... 116

         Nature of the Trading Market............................................................................. 116

         Trading on the Mexican Stock Exchange.................................................................... 117

ITEM 10.  ADDITIONAL INFORMATION.................................................................................. 118

         Grupo Elektra's Bylaws................................................................................... 118

                  Organization and Register....................................................................... 118

                  Purposes........................................................................................ 118

                  Voting Rights................................................................................... 118

                  Shareholders' Meetings.......................................................................... 118

                  Dividend Rights................................................................................. 119

                  Preemptive Rights............................................................................... 119

                  Limitations on Share Ownership.................................................................. 119

                  Limitations Affecting Security Holders.......................................................... 121

                  Limitations on Voting Rights.................................................................... 122

                  Restrictions Imposed by Bylaws, and Mexican Law................................................. 122

         Exchange Controls........................................................................................ 122

         Taxation................................................................................................. 122

                                TABLE OF CONTENTS
                                   (continued)

                                                                                                                  Page
                  Tax Considerations Relating to the Notes........................................................ 123

                  Mexican Taxation................................................................................ 123

                  United States Taxation.......................................................................... 124

                  Tax Considerations Relating to Shares........................................................... 125

                  Taxation of Dividends........................................................................... 125

                  Taxation of Capital Gains....................................................................... 126

                  United States Backup Withholding and Information Reporting...................................... 127

                  Other Mexican Taxes............................................................................. 127

         Documents on Display..................................................................................... 127

ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK............................................... 128

                  Interest Rate Risk.............................................................................. 128

                  Foreign Exchange Risk........................................................................... 128

                  Equity Swaps.................................................................................... 129

ITEMS 12-14.  NOT APPLICABLE...................................................................................... 130

ITEM 15.  CONTROLS AND PROCEDURES................................................................................. 131

                  Disclosure Controls and Internal Controls....................................................... 131

                  Limitations on the Effectiveness of Controls.................................................... 131

                  Annual Evaluation of Our Disclosure Controls and Internal Controls.............................. 131

ITEM 16.  [RESERVED].............................................................................................. 133

ITEM 16A.  AUDIT COMMITTEE FINANCIAL EXPERT....................................................................... 134

ITEM 16B.  CODE OF ETHICS......................................................................................... 135

ITEM 16C.  PRINCIPAL ACCOUNTANT FEES AND SERVICES................................................................. 136

                  Audit and Non-Audit Fees........................................................................ 136

                  Audit Committee Pre-Approval Policies and Procedures............................................ 136

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

      In this Annual Report on Form 20-F (this "Annual Report"), references to "US$," "$," "Dollars" and "U.S. Dollars," are to United States dollars. In this Annual Report, all references to "pesos," "P$," "Ps." or "Pesos" are to Mexican pesos, the legal Mexican currency.

      We maintain our books and records in Pesos and prepare our consolidated financial statements in Pesos. The Mexican Institute of Public Accountants ("MIPA") has issued Bulletin B-10, "Recognition of the Effects of Inflation on Financial Information," and Bulletin B-12, "Statement of Changes in Financial Position." These bulletins outline the inflation accounting methodology mandatory for all Mexican companies reporting under generally accepted accounting principles in Mexico ("Mexican GAAP"). Pursuant to Mexican GAAP, financial data for all periods in the financial statements included in Item 18 (the "Financial Statements") and for all periods throughout this Annual Report, unless otherwise noted, have been restated in constant Pesos as of December 31, 2003.

      Commencing January 1, 2001, we adopted Statement C-2 "Financial Instruments" issued by the Mexican Institute of Public Accountants ("MIPA"). Under this statement, all derivatives are required to be recognized in the balance sheet as either assets or liabilities, and measured at fair value.

      In 2002, we sold our interest in our subsidiary Elektra Dominicana, S.A., in the Dominican Republic. We also closed our subsidiary, Importadora y Exportadora Elektra de El Salvador, S. A. de C. V., located in El Salvador and our clothing chains, The One and Hecali, in Mexico. Therefore, in accordance with Statement A-7 issued by the MIPA, we reclassified the revenues, costs and expenses of our subsidiaries located in the Dominican Republic and El Salvador, as well as those of The One and Hecali. These operations are reflected as discontinued operations in our consolidated statements of income. The financial information relating to these discontinued operations for prior years was reclassified, for comparative purposes.

      On March 25, 2002, Grupo Elektra received the approval of the Mexican Ministry of Finance to operate a bank under the name of Banca Azteca, S. A., Institucion de Banca Multiple ("Banco Azteca"), with a capitalization of Ps.236.5 million. On May 23, 2002, we incorporated Banco Azteca, a corporation (sociedad anonima) organized under the laws of the United Mexican States, as a wholly owned subsidiary of our company. Banco Azteca was established primarily in order to provide a reliable source of in-store financing for our customer receivables, which is an integral part of our retail strategy.

      Prior to Banco Azteca's organization, Grupo Elektra financed its installment sales program in Mexico through its Elektrafin subsidiary and provided savings accounts ("Guardadito") to its customers through an arrangement with Banca Serfin, an unaffiliated Mexican bank.

      Banco Azteca began providing savings account services in October 2002, primarily through its Elektra in-store branch network. In addition, since December 2002 Banco Azteca has provided consumer credit services through the same network, and to a limited extent through a third party retail distribution network. Currently, Banco Azteca engages in consumer banking activities, and related funding and risk management activities that are designed to support its principal customer activities, in accordance with Mexican banking regulations.

      In December 2002, Grupo Elektra consolidated within Banco Azteca all its installment sales services previously provided through Elektrafin and its savings account arrangements previously provided through Banco Serfin.

      Throughout the text of this Annual Report you will find references to our installment sales program, our savings accounts and consumer credit services and related collection procedures which, depending on the date they were provided, should be understood as services provided by Grupo Elektra or Banco Azteca, as applicable.

      Mexican GAAP varies in certain significant respects from generally accepted accounting principles in the United States of America ("U.S. GAAP"). Information relating to the nature and effect of such differences is presented in Note 19 of our Financial Statements.

      In the fourth quarter of 2003, we began to present the results of Banco Azteca and Afore Azteca under the consolidation method. All figures and discussions detailed in this Annual Report result from the application of this accounting method, which provides a clearer overview of Grupo Elektra. To make these figures totally comparable to those from 2002, for which the consolidation method was not used, we have reclassified the figures from 2002 under the same accounting method where applicable, in accordance to the concepts established in Statements A-7 and B-8 of Mexican GAAP regarding the comparability and consolidation of figures in financial statements.

      This Annual Report contains translations of certain Peso amounts into Dollars at specified rates solely for the convenience of the reader. These translations should not be construed as representations that the Peso amounts actually represent such Dollar amounts or could be converted into Dollars at the rates indicated or at any other rate. Unless otherwise indicated, U.S. Dollar amounts have been translated from Mexican pesos at an exchange rate of Ps.11.242 to US$1.00, the noon buying rate for pesos on December 31, 2003 as published by the Federal Reserve Bank of New York (the "Noon Buying Rate"). On June 25, 2004, the Noon Buying Rate was Ps.11.315 to US$1.00.

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

ITEMS 1-2.  NOT APPLICABLE

ITEM 3.  KEY INFORMATION

                             SELECTED FINANCIAL DATA

      The following table presents selected consolidated financial information for each of the periods indicated. The selected consolidated financial information set forth below should be read in conjunction with, and is qualified in its entirety, by reference to our Consolidated Financial Statements, and the notes thereto, included elsewhere in this Annual Report. The Consolidated Financial Statements have been audited by PricewaterhouseCoopers, an independent registered public accounting firm.

      Our Consolidated Financial Statements have been prepared in accordance with Mexican GAAP, which varies in certain significant respects from U.S. GAAP. See Note 19 to our financial statements, which provides a description of the principal differences between Mexican GAAP and U.S. GAAP as they relate to Grupo Elektra and reconciliation to U.S. GAAP of net income and stockholders' equity.

      Our financial statements were prepared giving effect to Statement B-10 and Statement B-12 issued by the MIPA (Mexican Institute of Public Accountants). Statement B-10 is designed to provide for the recognition of certain effects of inflation by requiring our company generally to restate non-monetary assets and liabilities and the components of stockholders' equity using the National Consumer Price Index (the "NCPI") and to record gains or losses in purchasing power from holding monetary liabilities or assets. Statement B-12 requires that the statement of changes in financial position reflect changes from the restated historical balance sheet to the current balance sheet. Pursuant to Mexican GAAP, the selected consolidated financial information set forth below, and all data in the Consolidated Financial Statements, have been restated in constant pesos as of December 31, 2003. The effects of inflation described above have not been reversed in the reconciliation to U.S. GAAP. See Note 19 to the Consolidated Financial Statements.

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

      Commencing January 1, 2001, we adopted Statement C-2 "Financial Instruments" issued by the MIPA. Under this statement, all derivatives are required to be recognized in the balance sheet as either assets or liabilities, and measured at fair value. The adoption of this statement on January 1, 2001 resulted in a loss of Ps.9.1 million.

      In 2002, we sold our interest in our subsidiary Elektra Dominicana, S.A., in the Dominican Republic. We also closed our subsidiary, Importadora y Exportadora Elektra de El Salvador, S. A. de C. V., located in El Salvador and our clothing chains, The One and Hecali, in Mexico. Therefore, in accordance with Statement A-7 issued by the MIPA, we reclassified the revenues, costs and expenses of our subsidiaries located in the Dominican Republic and El Salvador, as well as those of The One and Hecali. These operations are reflected as discontinued operations in our consolidated statements of income. The financial information relating to these discontinued operations for prior years was reclassified, for comparative purposes.

                                                             As of and for the year ended December 31,
                                       ---------------------------------------------------------------------------------------
                                           1999           2000           2001           2002           2003         2003 (1)
                                       ------------   ------------   ------------   ------------   ------------   ------------
                                        (millions of U.S. dollars or millions of constant Ps. as of December 31, 2003, except per share data and percentages)
Income Statement Data (2)
Mexican GAAP:
Merchandise, services and other
  revenues(3).......................   Ps. 13,039.5   Ps. 15,740.5   Ps. 16,279.4   Ps. 17,268.0   Ps. 20,595.3   US$  1,832.0
Cost of merchandise sold and of
  services(3) ......................        7,682.6        8,995.1        9,308.8       10,029.6       11,598.4        1,031.7
Gross profit .......................        5,356.9        6,745.4        6,970.6        7,238.5        8,996.9          800.3
Administrative and selling
  expenses..........................        3,311.9        4,146.6        4,069.5        4,181.4        5,546.8          493.4
Depreciation and amortization.......          510.7          581.1          666.8          802.5        1,001.2           89.1
Operating income ...................        1,534.3        2,017.7        2,234.2        2,254.6        2,448.8          217.8

                                                             As of and for the year ended December 31,
                                       ---------------------------------------------------------------------------------------
                                           1999           2000           2001           2002           2003         2003 (1)
                                       ------------   ------------   ------------   ------------   ------------   ------------
                                        (millions of U.S. dollars or millions of constant Ps. as of December 31, 2003, except per share data and percentages)
Interest income.....................          192.5          224.4          144.2          130.4          290.5           25.8
Interest expense....................         (792.1)        (739.6)        (858.3)        (732.3)        (717.8)         (63.9)
Foreign exchange (loss) gain........           31.8         (122.6)         (11.0)        (623.4)        (202.5)         (18.0)
Gain on net monetary position.......          254.6          276.4          166.1          125.5          128.5           11.4
Other financial operations..........             --             --          148.9         (100.7)         (85.0)          (7.6)
 Total comprehensive financing
    cost - Net(4)...................         (313.2)        (361.4)        (410.2)      (1,200.5)        (586.4)         (52.3)
 Income before income taxes and
    employees' statutory profit
    sharing.........................        1,221.1        1,656.2        1,824.1        1,054.1        1,862.4          165.5
 Taxes and employees' statutory
    profit sharing..................         (120.7)        (237.7)        (594.3)        (597.9)        (506.5)         (45.1)
 Equity in (losses) earnings of
 affiliated companies - Net(3)......         (101.6)         (25.6)         205.5          (28.1)        (210.7)         (18.7)
 Income from continuing operations..          998.8        1,393.0        1,435.2          428.1        1,145.2          101.7
 Income (losses) from discontinued
    operations (2)..................            3.8          (81.7)        (171.6)        (352.8)            --             --
 Net income.........................        1,002.6        1,311.2        1,263.6           75.3        1,145.2          101.7
 Income of minority stockholders....          (27.3)         (23.4)         (14.3)          (7.8)           2.7            0.2
 Income of majority stockholders....   Ps.    975.3   Ps.  1,287.9   Ps.  1,249.3   Ps.     83.1   Ps.  1,142.4   US$    101.6
 Basic and diluted earnings
    per share (5)...................          4.371          5.430          5.147          0.316            4.7            0.4
 Earnings per share from continuing
    operations (5)..................          4.355          5.768          5.846          1.797            4.7            0.4
 Earnings (losses) per share from
    discontinued operations (5).....          0.017         (0.338)        (0.699)        (1.481)            --             --
 Weighted average shares
    outstanding (in millions)(5)....        244.125         241.52          245.5          238.2          239.3          239.3

 U.S. GAAP
 Sales and money transfer services..   Ps. 10,574.2   Ps. 12,692.4   Ps. 12,879.6   Ps. 13,786.5   Ps. 16,090.9   US$  1,431.3
 Interest earned from customer
    credit operations...............        2,760.1        3,301.3        3,564.5        3,700.2        4,530.9          403.0
 Operating income...................        2,085.6        2,715.6        2,896.1        2,536.9        3,029.8          269.5
 Income before income taxes.........        1,500.2        1,930.5        1,977.9          926.3        2,444.7          217.4
 Income (loss) from discontinued
    operations......................            3.8          (81.7)        (171.6)        (352.8)            --             --
 Cumulative effect of change in
    accounting principle............             --             --             --          101.5             --             --
 Net income.........................        1,291.0        1,481.0        1,201.9          (18.2)       1,770.2          157.5
 Basic and diluted earnings per
    share(4):
      From continuing operations....          5.612          6.470          5.594          0.978          7,406          658.8
      From discontinued operations..          0.017         (0.338)        (0.699)        (1.481)            --             --
      Cumulative effect of change in
         accounting principle.......             --             --             --          0.426             --             --
      Net earnings per share........          5.628          6.133          4.895         (0.076)         7,406          658.8
 Basic weighted average shares
    outstanding (in millions)(4)....          229.4          241.5          245.5          238.3          239.4          239.4
Balance Sheet Data
Mexican GAAP:
Accounts receivable due from
   customers - Net..................   Ps.  2,957.9   Ps.  4,235.5   Ps.  3,722.6   Ps.  3,002.3   Ps.  5,431.6   US$    483.2
Accounts receivable due from
   related parties - Net............          253.5          198.3          288.8          132.3          268.5           23.9
Inventories.........................        3,031.5        3,283.3        3,166.8        3,096.5        3,132.7          278.7
Total current assets................        7,538.4        9,115.1        9,732.1       10,402.1       17,186.3        1,528.8

                                                             As of and for the year ended December 31,
                                       ---------------------------------------------------------------------------------------
                                           1999           2000           2001           2002           2003         2003 (1)
                                       ------------   ------------   ------------   ------------   ------------   ------------
                                        (millions of U.S. dollars or millions of constant Ps. as of December 31, 2003, except per share data and percentages)
Property, machinery and equipment
   - Net...........................         4,337.0        4,217.4        4,019.3        3,701.1        3,966.8          352.9
Total assets.......................        14,774.8       16,265.4       16,879.5       17,222.8       23,924.2        2,128.1
Total current liabilities..........         6,325.2        5,861.2        4,918.8        6,594.2       13,434.4        1,195.0
Short-term debt....................         2,566.7        1,769.9        1,142.1        2,759.9        9,033.0          803.5
Long-term debt.....................         1,923.1        3,194.0        4,141.3        3,873.2        3,090.3          274.9
Total debt.........................         4,489.8        4,963.8        5,283.4        6,633.1       12,123.4        1,078.4
Total stockholders' equity.........         5,860.0        6,269.6        6,684.7        5,525.2        6,106.9          543.2

U.S. GAAP
Accounts receivable from
   customers - Net.................         4,449.4        5,587.5        5,272.3        4,810.3        5,431.6          483.1
Inventories........................         3,031.5        3,081.2        3,066.1        2,935.0        3,132.6          278.6
Total assets.......................        14,598.6       17,362.8       16,834.8       17,429.4       21,792.1        1,938.5
Short-term debt....................         2,816.7        2,871.3        1,229.3        1,831.1          754.1           67.1
Long-term debt.....................         3,164.5        4,757.0        5,886.5        6,420.7        3,090.3          274.9
Majority stockholders' equity......           154.9        2,224.9        2,826.9        1,861.1        2,978.6          264.9

Other Financial Data (unaudited):
Capital expenditures...............           572.5          506.8          670.4          555.4        1,058.5           94.2
Gross margin.......................            41.1%          42.9%          42.8%          42.4%          43.7%          43.7%
Operating income margin............            11.8%          12.8%          13.7%          13.6%          11.9%          11.9%
Stores opened at period end........             946            950            953            885            879            879
Number of open credit accounts.....         812,676        923,546      1,084,236      2,271,903      2,876,508      2,876,508
Store space (square feet)..........       6,965,660      7,001,848      7,223,929      6,931,345      6,980,374      6,980,374
Earnings-to-fixed charges ratio....            2.0x           2.3x           2.3x           2.0x           2.5x           2.5x

----------
(1) The U.S. dollar amounts represent the peso amounts as of December 31, 2003, translated at the exchange rate of Ps.11.242 per U.S. dollar (Noon Buying Rate) and are unaudited.

(2) After reclassification of discontinued operations. See Introduction, " Presentation of Financial and Other Information".

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

(4) Comprehensive financing cost does not include interest income and expense associated with our receivables portfolio. See Item 5, "Operating and Financial Review and Prospects--Accounting for Installment Sales--Credit Consumer Service."

(5) After giving effect to the fifteen-to-one reverse split of our common stock, which was authorized on June 25, 2002, each GDS currently represents 4 shares.

Exchange Rates

      Since December 1994 Mexico has had a free market for foreign exchange, prior that date the Mexican Central Bank, Banco de Mexico, maintained the peso-U.S. dollar exchange rate within a range prescribed by the government through intervention in the foreign exchange market. In December 1994, the government suspended intervention by Banco de Mexico and allowed the peso to float freely against the U.S. dollar. The peso declined sharply in December 1994 and continued to fall under conditions of high volatility in 1995. In 1996 and most of 1997, the peso fell more slowly and was less volatile. In the last quarter of 1997 and for much of 1998, the foreign exchange markets were volatile as a result of financial crises in Asia and Russia and financial instability in certain countries, including Brazil and Venezuela. The peso declined during this period, but was relatively stable during 1999 and 2000. The peso strengthened during 2001 but it began to deteriorate by the second quarter of 2002 through to and including the second quarter of 2003. Since May 2003, Banco de Mexico has applied an auction mechanism to provide more liquidity in the supply of Dollars in Mexican markets. This Mechanism allows Banco de Mexico to reduce the impact of higher than expected capital inflows from high crude oil prices that generate an excess of international reserves. For the year ended December 31, 2003, the peso declined approximately 8%.

      During the first quarter of 2004 the Peso strengthened due to the historically low levels reached by the country's risk spread, and the expectation that the economy would continue to expand, coupled with certain extraordinary inflows derived from the purchases of BBVA-Bancomer and Apasco by foreign companies. However, the value of the Peso with respect to the U.S. dollar for the remainder of 2004 is expected to decline for two principal reasons: the lack of fiscal and structural reforms in Mexico, and signs that point towards a recovery in the growth of the U.S. economy, which might apply upward pressure on interest rates.

      There can be no assurance that the government will maintain its current policies with regard to the peso or that the peso will not further depreciate or appreciate significantly in the future.

      The following table sets forth, for the periods indicated, the period-end, average, high and low, and Noon Buying Rate, expressed in pesos per U.S. dollar, published by the Federal Reserve Bank of New York. The rates have not been restated in constant currency units. All amounts are stated in pesos.

                                       Free Market Rate(1)
                            -----------------------------------------
                             High      Low    Average(2)   Period End
Year Ended December 31,
1998                        10.630    8.040      9.240        9.900
1999                        10.600    9.240      9.560        9.480
2000                        10.090    9.180      9.460        9.620
2001                         9.972    8.946      9.335        9.156
2002                        10.425    9.000      9.663       10.425
2003                        11.406   10.113     10.793       11.242

2003:
       December             11.406   11.172     11.251       11.242

2004:
       January              11.093   10.805     10.920       11.012
       February             11.245   10.909     11.032       11.062
       March                11.229   10.918     11.019       11.183
       April                11.431   11.157     11.270       11.402
       May                  11.635   11.381     11.520       11.414

----------
(1)   Source: Federal Reserve Bank of New York.

(2)   Average of end-of-month rates.

      On June 25, 2004, the Noon Buying Rate was Ps.11.315 to US$1.00.

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

      Under our Amended and Restated Bylaws and the Mexican General Corporate Law, the gross profits of our company are applied as follows:

      At the annual ordinary general meeting of our shareholders, the Board of Directors submits our financial statements for the previous fiscal year, together with the report thereon by the Board, to the shareholders of Common Shares for approval. Once the financial statements have been approved by the holders they determine the allocation of our net profits for the preceding year. They are required by law to allocate at least 5% of such net profits to a legal reserve, which is not available for distribution except as a stock dividend, until the amount of the legal reserve equals 20% of our historical capital stock (before the effect of restatement). Thereafter, the holders of Common Shares may determine and allocate a certain percentage of net profits to any general or special reserve, including a reserve for open-market purchases of our shares. As of December 31, 2003, the special reserve was Ps.106,468,000.00.

      As a consequence of our share restructuring, which became effective September 9, 2002 (through which all Series "A", "B", and "L" shares were converted into a single class of Common Shares with full voting rights and no par value), all shares outstanding at the time a dividend or other distribution is declared are entitled to such dividend or distribution. See Item 10, "Additional Information."

      For the past five years, we have paid the following dividends:

                                                            Equivalent
                                                            to previous   Dividend in Pesos per   Dividend in US$ per
                                    Amount in millions of     year's      ---------------------   ------------------
   Date of                          ---------------------   Operating       Common                 Common
 declaration     Date of payment      Ps.(1)    US$         Income(2)      share(3)   GDS(4)       share(3)    GDS(4)
--------------   ---------------      ------    ---        -----------     --------   ------       --------   -------
March 17, 2000   April 7, 2000        122.2     12.9           8.0%         0.49472   1.97886       0.05314   0.21255

March 30, 2001   April 20, 2001       142.5     15.2           7.1%         0.58000   2.32000       0.06185   0.24739

April 22, 2002   April 29, 2002       147.2     16.0           6.6%         0.62415   2.49660       0.06784   0.27137

March 28, 2003   April 4, 2003        183.8     17.1           8.2%         0.77284   3.09136       0.07189   0.28757

March 29, 2004   April 6, 2004        246.1     22.0          10.1%         1.03346   4.13384       0.09395   0.37581

----------
(1) Expressed in nominal million of Mexican Pesos.

(2) After reclassifications derived from discontinued operations, see "Introduction."

(3) Figures from 2000 to 2002 represent the equivalent to the new single series of shares, after the reverse split approved by our stockholders on June 25, 2002.

(4) Each GDS is comprised of four common shares.

      Banco Azteca

      The banking license we received in 2002 from the Mexican Ministry of Finance (Secretaria de Hacienda y Credito Publico), provides that Banco Azteca may not pay dividends during its first three fiscal years, and requires Banco Azteca to contribute all its net income to the Bank's capital reserve accounts during that same period. Therefore, the Bank cannot and will not be a source of revenues that are available for dividends or uses by the Group (apart from the Bank) until 2006, from the net income generated in 2005.

                                  RISK FACTORS

Risks Associated with Grupo Elektra

      Our business is highly dependent on the Mexican economy.

      The success of our business is to a very large extent subject to the cycles of the Mexican economy, which in turn are very much influenced by the economy of the United States. Downturns in the Mexican economy may directly and adversely impact the purchasing power of our primarily lower-middle-class target market and the quality of our credit portfolio. The macroeconomic environment in which we operate is beyond our control. Changes in the Mexican economy are a major risk of our business and could have a material adverse effect on the success of our operations.

      Our success depends on our retention of certain key personnel, our ability to hire additional key personnel and the maintenance of good labor relations.

      We depend on the good performance of our executive officers and key employees. In particular, our senior management has significant experience in the retail, electronics, appliances, white goods, household furniture, banking, financial, pension fund management, and insurance industries, and the loss of any of them could negatively affect our ability to execute our business strategy. Additionally, we do not have "key person" life insurance policies on any of our employees.

      Our future success also depends on our continuing ability to identify, hire, train, reduce employee turnover, and retain other qualified sales, marketing and managerial personnel. Competition for such qualified personnel is intense and we may be unable to attract, assimilate, reduce employee turnover or retain them at levels of experience or compensation, that are necessary to sustain or expand our operations. Our businesses will be harmed if we cannot attract these necessary personnel. In addition, approximately 20% of our employees are members of various unions, and we could incur higher ongoing labor costs and disruptions in our operations in the event of a strike or other work stoppage.

      Our international operations expose us to numerous risks.

      We have retail operations in various foreign countries, including Peru, Honduras and Guatemala, and we intend to pursue any beneficial commercial opportunities that may arise in these and other Latin American countries. Net revenues from operations in these foreign countries represented approximately 5.4% of our net revenues in 2003. We are subject to the risks inherent in conducting business across national boundaries, any one of which could negatively impact our business. These risks include:

      o     Economic downturns;

      o     Currency exchange rate fluctuations;

      o     Changes in governmental policy;

      o     International incidents;

      o     Military outbreaks or acts of war or terrorism;

      o     Government or political instability;

      o     Nationalization of foreign assets; and

      o     Government protectionism.

      We cannot assure you that one or more of these factors will not impair our current or future international operations and, as a result, harm our overall business.

      We may have difficulty in obtaining enough quality, low-cost merchandise.

      Our future success depends on our ability to select and purchase quality merchandise at attractive prices. We have historically been able to locate and purchase quality merchandise, but such merchandise may not be available in the future, or it may not be available in quantities necessary to accommodate our expanding businesses, or it may become subject to higher import taxes than it currently is. We are not generally dependent on any single supplier or group of suppliers. Nonetheless, for white goods, Grupo Mabe and Daewoo, and for electronics, Sony, Panasonic and LG Electronics, represent a very significant portion of our supplies. Our business and results of operations may be adversely affected by a disruption in the availability of sufficient quantities of high quality, affordable merchandise.

      Our future success depends on whether we can continue to deliver our products to our stores in a timely and cost-efficient manner.

      Our future success depends on whether we can continue to deliver our products to our stores in a timely and cost-efficient manner. Our entire inventory is shipped or picked up directly from suppliers and delivered to our nine regional distribution centers in Mexico, and to the distribution centers in each of the other countries where we operate. The inventory is then processed and distributed to our stores. The orderly operation of our receiving and distribution process depends on effective management of our distribution centers and strict adherence to shipping logistic schedules. Our rapid growth puts significant pressure on our distribution and receiving systems. Some of the factors that could have an adverse effect on our distribution and receiving systems are:

      o Expansion, replacement and addition of distribution centers to accommodate our growth;

      o     Shipping disruptions; and

      o Natural or other disasters such as a fire, an explosion, a hurricane, a tornado, a flood, an earthquake or other disaster at our distribution facilities that could result in a significant disruption in the receipt and distribution of goods.

      Our agreements with Western Union constitute the main source of our U.S. dollar denominated income.

      Our Exclusive Services Agreement with Western Union (and certain related agreements) and our Foreign Exchange Agreement with Western Union are our principal sources of U.S. dollar denominated revenues. This source of revenue is particularly important as it facilitates our U.S. dollar-denominated transactions. The cash flow which we use to service our indebtedness is generated primarily in Mexican pesos, while the majority of such indebtedness was denominated in U.S. dollars at the end of 2003.

      Our agreements with Western Union expire in 2006, and we cannot assure you that we will be able to renew these agreements or that if we are able to renew, that such renewals will be on favorable terms. Failure to renew these agreements and to secure new or additional sources of U.S. dollar denominated revenues may have an adverse effect on our results of operations.

      We face various uncertainties regarding our planned banking activities.

      In 2002 we established Banco Azteca, our new banking subsidiary, which we capitalized through an original contribution of Ps.236.5 million. Banco Azteca now provides consumer finance and deposit-taking services for our retail customers, who previously obtained financing directly from us through Elektrafin and deposit services through our arrangement with Banca Serfin.

      The continuing operations of the Bank may require us to contribute more capital to it beyond our initial contribution. In addition, the Bank will face competition from domestic banks and local branches of international banks. The Bank also is subject to banking laws and regulations that are not applicable to our other lines of business and which may place significant restrictions on its financial activities and on the flexibility of our operations generally; these laws and regulations may change from time to time, and these changes may place additional limits or conditions on the Bank's operations and revenues. Moreover, the preponderance of our Bank customer base consists of individuals with no credit histories or whose credit histories may be limited, and/or may be more likely to fall in arrears or default on their credit obligations to the Bank in times of financial stress. We cannot assure you that our banking activities will be successful or profitable, or that our retail segment will continue to perform well as a stand alone business. We also cannot assure you that we will be able to successfully integrate the Bank's activities into our corporate structure or that the Bank's financial results will not have a negative effect on our overall profitability.

      Our financing arrangements may contain restrictions that limit management's discretion in the operation of our businesses.

      Until the prepayment on April 21, 2004 of Elektra's US$275 million 12% Senior Notes due 2008, the terms of those Notes imposed financial and other restrictions on us, including limitations on:

      o     the incurrence of additional debt;

      o     the ability to make investments;

      o     the ability to create liens; and

      o     the ability to dispose of assets.

      During the effectiveness of the Notes, our debt and such financial restrictions made us more vulnerable to economic downturns, limited our ability to remain competitive and reduced our flexibility in responding to changing business or economic conditions. Currently, we do not have any financing arrangement that restricts or limits management's discretion in the operation of our businesses, although we may enter into such arrangements in the future.

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

      We have engaged and will continue to engage in a variety of transactions with TV Azteca, Movil@ccess, Unefon, Iusacell, Todito.com, Banco Azteca, Seguros Azteca, Afore Azteca and other entities owned or controlled by Ricardo B. Salinas Pliego and our other controlling shareholders. See Item 7, "Major Shareholders and Related Party Transactions--Related Party Transactions." While we intend to continue to transact business with related parties on an arm's-length basis, we cannot assure you that such transactions will be unaffected by conflicts of interest between such parties and us. We have agreed to terms governing our indebtedness which restrict our ability to engage in transactions with our affiliates.

      Loss of existing or future market share to competitors may adversely affect our performance.

      Our business is highly competitive in all product categories. Earnings primarily depend on the maintenance of high per-store sales volumes, efficient product purchasing and distribution and cost-effective store operations. The retail sector throughout Latin America is fragmented and consumers are served by a number of formats, including traditional formats such as local, independent retail stores, modern formats such as retail chains and department stores, as well as informal outlets such as street vendors and outdoor markets. In general, our competitors in this business include other specialty stores, electronics and appliance stores and department stores, some of which are national and international in scope and may have greater resources than we possess in that specific country. Also, certain major U.S. retailers have established joint ventures with Mexican retailers and have opened stores in Mexico. We expect that other U.S. and European retailers may continue to do so in the future (especially in light of the implementation of the North America Free Trade Agreement and the European Community free trade agreements). We also face significant competition from the informal economy and parallel imports for the products that we carry. There can be no assurance that our performance will not be adversely affected by increased competition, consolidation of the retail sector and more sophisticated competitors from these and other sources.

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

      Our business depends on the success of new products and services.

      The success of our operations and our profitability depends on the success of new products and services offered to our clients at our stores, and how well they will respond to them. All the new products and services that are offered are first analyzed in a detailed process of market research and pilot-tests. However, we cannot guarantee that the new products and services will be successful once they are offered at our stores, or that they will be successful in the future. In addition, even if the pilot-tests are successful, our clients' tastes, needs or desires may change over time, thus rendering our products and services obsolete or outdated.

      There is no certainty that our new Elektricity store format will be successful.

      Part of the success of our operations and profitability depends on the results of our studies and the pilot-tests of our new store formats. On October 1, 2003, Grupo Elektra started to manage and to operate Grupo Iusacell's Customer Sales and Service Centers on a pilot-test basis, as a new store format under the Elektricity brand. However, we cannot assure what the outcome of this pilot-test will be or that this new store format will be successful in the future. Furthermore, our pilot-test of Elektricity and the success of this new store format in the future will depend on Grupo Iusacell continuing as a going concern.

      Our offer of wireless telephony products and services in our stores depends on our suppliers.

      The success of the wireless telephony business line offered at our stores depends on the going concern and the logistics of the companies that supply their products and services at our stores. The lack of offer of these companies' products and services at our stores could diminish traffic within our stores and could also reduce our competitive advantage as the largest national distributor of cellular products and services. Therefore, our performance and our operations may be adversely affected if the cellular companies cease to be going concerns or their supply systems are disrupted for any reason.

      The payment of commissions on money transfers depends on the Mexican economy.

      The payment of commissions on our local electronic money transfer service depends in a large part to the economic cycles in Mexico, which at the same time, are significantly influenced by the United States economy. Any slowdown in the Mexican economy could directly affect the capacity of our target market to do money transfers. The macroeconomic environment in which the Company operates is outside its control. Thus, any negative change in the Mexican economy could have an adverse effect on the payment of commissions for the service.

      We may face a loss in current market share in our money transfer business.

      There are several competitors in the local electronic money transfer business, Telecomm-Telegrafos being the largest player. The Company's performance may be negatively affected by increased competition or aggressive plans of current competitors to increase their market share in the local electronic money transfers business. In addition, we could suffer a lower demand for our local electronic money transfer service due to the existence of alternate methods of transferring money.

      Lack of demand for the money transfer service

      Due to the existence of alternate methods of transferring money or the entrance of new players in the money transfer business, the Company could suffer a lower demand of its local and international electronic money transfer services, which may result in an adverse effect on our revenues.

Risks Associated with Banco Azteca

      Risk of Increased Competition

      Although we believe that Banco Azteca serves a customer base that traditionally has been underserved by the Mexican banking system, there can be no assurance that other banks or financial competitors will not compete more aggressively in the future in our target banking market, which could have an adverse effect on the volume and profitability of the Bank's customer lending and deposit-taking operations.

      Risk of Banking Regulation and Changes to Regulation.

      Banco Azteca, as is the case with other commercial banks in Mexico, is subject to comprehensive regulation and supervision by Mexican banking authorities. These regulatory authorities have broad powers to adopt regulations and other requirements affecting or restricting virtually all aspects of Banco Azteca's capitalization, organization and operations, including the authority to regulate the terms and conditions of credit, including interest rates, that can be charged by Mexican banks. See "--Risks Related to the Laws of the Countries in Which We Operate--A change in consumer-related laws and regulations may have an adverse effect on our financial performance." Moreover, Mexican financial regulatory authorities possess significant remedial powers to enforce applicable regulatory requirements in the event of Banco Azteca's failure to comply with them. In the event the Bank encountered significant financial problems or became insolvent or in danger of becoming insolvent, Mexican banking authorities would have the power to take over the management and operations of the Bank.

      Mexican banking laws and regulations are subject to continuing review and changes, and any such changes in the future may have an adverse impact on, among other things, the Bank's ability to make and collect loans and other extensions of credit on terms and conditions, including interest rates, that are adequately profitable, which may have an adverse effect on Banco Azteca's financial condition. In turn, restrictions on the Bank's ability to generate profitable consumer loan receivables also could have an adverse impact on Grupo Elektra's sales that are supported by the Bank's consumer financing activities.

      Nationalization or Expropriation Risks

      The Bank, like other Mexican banks, is subject to the risk of nationalization or expropriation by Mexican authorities as occurred in 1982. This means that the federal government could acquire ownership and/or control of Banco Azteca. In such an event, Grupo Elektra would be entitled to compensation as a result of such governmental action, but there is no assurance that the amount of compensation we ultimately receive would represent the full market value of our investment in Banco Azteca. Further, Grupo Elektra no longer would be entitled to the dividend and other capital distributions that may be paid by Banco Azteca. In addition, such governmental action would compel us to cease our Bank financing activities and resume our pre-2003 installment sales financing options (as was done through Elektrafin prior to Banco Azteca's organization), which could have an adverse impact on our overall business model and profitability.

      Risk of Interest Rate Controls

      Mexican banking authorities may in the future impose limits on the interest rates offered by the Mexican banks. The implications of this risk for the Bank could be a loss of competitiveness, which could result in lower profitability.

Risks Related to the Laws of the Countries in Which We Operate

      A change in consumer-related laws and regulations may have an adverse effect on our financial performance.

      Our consumer and banking services are regulated by the banking laws and regulations of the countries where they are offered. The Ley Federal de Proteccion al Consumidor (the "Consumer Protection Act"), which regulates consumer installment sales programs in Mexico, became effective on December 25, 1992. In Mexico, neither the Consumer Protection Act nor the Banking Regulation (Ley de Proteccion y Defensa al Usuario de Servicios Financieros) imposes any limit on the interest rate a merchant or a bank may charge a consumer in an installment sale or in a consumer credit transaction. We cannot assure you that in the future the Mexican Government will not impose limitations or additional informational requirements regarding such rates of interest that are applicable to the Bank. A substantial portion of Banco Azteca's revenues and operating cash flow is generated by the consumer credit services the Bank offers, and any such limitations or additional information requirements could have a material adverse effect on our financial performance. Furthermore, our financial performance could be materially and adversely affected by any material change in the regulations governing our collection practices and repossession procedures. The consumer protection laws and their enforcement in the other Latin American countries where we do business are comparable to Mexican law. However, a change in the regulatory environment in Mexico, or in the other countries where we operate, or the imposition of authorization requirements, could have a material adverse effect on our operations and our financial performance.

      The Mexican Antitrust Law could prevent us from consummating business combinations which could have an adverse effect on our businesses.

      The Ley Federal de Competencia Economica, the Mexican Antitrust Law, provides for various antitrust regulations and requires approval of the Comision Federal de Competencia, the Mexican Federal Competition Commission, for certain mergers, acquisitions and other corporate activities. It is possible that in the future, during the process of attempting to consummate business combinations or engaging in certain types of commercial activities, the Comision Federal de Competencia will oppose such combinations or activities. Such opposition may result in an adverse effect on our businesses.

      The approval of a money transfer law or regulation may have an adverse effect on our financial performance.

      Mexican law presently does not limit the commission a merchant may charge a consumer in a money transfer service. There have been, however, proposals since 2001 to amend the Codigo de Comercio (the Commercial Code) and the Codigo Penal Federal (the Criminal Law) to impose limits on these commissions and to treat the charging of excessive commissions as a crime. We cannot assure you that in the future the Mexican Government will not impose prohibitions or limitations regarding such commissions. In the event these limitations are imposed, they could have a material adverse effect on our financial performance.

      A change in U.S. laws or regulations may cause a conflict with Mexican laws.

      U.S. laws relating to public disclosure, corporate governance and accounting matters for public companies, including foreign private issuers, are subject to frequent changes and it is highly likely that, among other U.S. regulatory authorities, the New York Stock Exchange (the "NYSE") and the Securities and Exchange Commission (the "SEC") will continue adopting and approving new requirements on corporate governance standards and public issuer disclosure that will be applicable to foreign private issuers of securities such as the Company. In turn, it is possible that some of these new requirements might conflict with similar requirements and standards applicable to the Company under Mexican law. However, Grupo Elektra intends to comply with all new requirements as long as Mexican legal limitations permit them.

      Differences between Mexican GAAP and U.S. GAAP may have an impact on the presentation of our financial information.

      Our consolidated financial statements are audited and published annually, and are prepared in accordance with Mexican GAAP, which differs in certain significant respects from U.S. GAAP. See Note 17 to our Consolidated Financial Statements, which provides a description of the principal differences between Mexican GAAP and U.S. GAAP as they relate to us.

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

      The payment and amount of dividends are subject to the determination of our controlling shareholders.

      The payment of dividends and the amounts of such dividend payments are subject to the recommendation of our Board of Directors and approval by our shareholders. As long as our controlling shareholders continue to own the majority of these shares, they will have as a result the ability to determine whether or not dividends are to be paid and the amount of any dividends.

      Banco Azteca is not able to pay dividends during its first three fiscal years.

      The banking license we received in 2002 from the Mexican Ministry of Finance (Secretaria de Hacienda y Credito Publico), provides that Banco Azteca may not pay dividends during its first three fiscal years, and requires Banco Azteca to contribute all net income from such operations to the Bank's net capital reserves. Therefore, the Bank cannot and will not be a source of revenues that are available for dividends or for use by the Group (apart from the Bank) until 2006, from the net income generated in 2005.

      The significant share ownership of the controlling shareholders may have an adverse effect on the future market price of our traded equity.

      Approximately 71.47% of our equity is controlled by the heirs of Hugo Salinas Rocha, including Ricardo B. Salinas and Esther Pliego de Salinas. These controlling shareholders have the power to determine the outcome of substantially all actions requiring shareholder approval, including the power to elect 8 of our 9 directors and to determine whether dividends will be paid. Moreover, actions by our controlling shareholders with respect to the disposition of the shares they beneficially own, or the perception that such actions might occur, may adversely affect the trading price of our equity on the Mexican Stock Exchange and the market price of the GDSs. See Item 7, "Major Shareholders and Related Party Transactions--Major Shareholders."

      We have significant transactions with affiliates that create potential conflicts of interest.

      We regularly engage in transactions with affiliates, including entities owned or controlled by our Controlling Shareholders. See Item 7, "Major Shareholders and Related Party Transactions--Related Party Transactions." Transactions with affiliates may create the potential for conflicts of interest. To guard against these potential conflicts of interest, we have established a Related Party Transactions Committee of our Board of Directors to provide an independent review of transactions with affiliates to determine whether these transactions are related to our business and are consummated on terms that are at least as favorable to us as terms that would be obtainable in a similar transaction entered into on an arm's-length basis with an unrelated third party. Nevertheless, conflicts of interest may arise and have a negative effect on our results of operations.

      Holders of shares may experience dilution as a result of the exercise of stock options with exercise prices substantially below the market price of the shares.

      At December 31, 2003, we had outstanding stock options with respect to approximately 5.3 million shares at exercise prices ranging from approximately Ps.12.50 to Ps.20.00 per new Common Share. In addition to the options currently outstanding, we have in the past issued options at substantially below the then-prevailing market price of our shares. See Item 6, "Directors, Senior Management and Employees--Stock Option Plan."

      Developments in other emerging market countries may affect the prices for our securities.

      The market value of securities of Mexican companies is, to varying degrees, affected by economic and market conditions in other emerging market countries. Although economic conditions in such countries may differ significantly from economic conditions in Mexico, investors' reactions to developments in any of these other countries may have an adverse effect on the market value of securities of Mexican issuers. In late October 1997, prices of both Mexican debt securities and Mexican equity securities dropped substantially, precipitated by a sharp drop in value of Asian markets. Similarly, in the second half of 1998, prices of Mexican securities were adversely affected by the economic crises in Asia, Russia and Brazil. The recent fiscal and economic crises in Argentina and Venezuela have caused instability in Latin American financial markets and could have a negative impact on the price of Mexican debt and equity securities. We cannot assure you that the market value of our securities would not be adversely affected by events elsewhere, especially in emerging market countries.

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

      Fluctuations in the exchange rate between the peso and the U.S. dollar will affect the U.S. dollar value of an investment in our equity securities and of dividend and other distribution payments on those securities. See "--Key Information--Selected Financial Data--Exchange Rates."

Risks Associated with Mexico

      Economic developments in Mexico may adversely affect our business and results of operations.

      We are a Mexican corporation, and the majority of our subsidiaries are also Mexican corporations. As a result, our business may be significantly affected by the general condition of the Mexican economy, by the depreciation of the peso, by inflation and high interest rates in Mexico, or by political developments in Mexico.

      Mexico has experienced adverse economic conditions.

      Mexico experienced a severe economic crisis following the devaluation of the peso in December 1994. In recent years, economic crises in Asia, Russia, Brazil and other emerging markets have adversely affected the Mexican economy and could do so again. In 2001, inflation was 4.4% and GDP decreased by 0.1% in real terms, as compared to 2000. In 2002, inflation increased to 5.7% and GDP increased by 0.7% in real terms, as compared with 2001. In 2003, GDP showed a 1.3% year over year expansion in real terms, while the accumulated inflation rate was 4.0%.

      Declines in growth, high rates of inflation and high interest rates in Mexico generally have an adverse effect on our business. The recent slowdown of the U.S. economy, exacerbated by the September 11, 2001 terrorist attacks, negatively affected Mexican businesses and limited access to capital for many Mexican companies. In addition, as has happened in the past, financial problems or an increase in the perceived risks associated with investing in emerging economies could limit foreign investments in Mexico and adversely affect the Mexican economy. For example, if the Mexican economy falls into a recession or if inflation and interest rates increase significantly, our business, financial condition and results of operations could suffer material adverse consequences because, among other things, demand for our stores' goods may decrease as consumers find it more difficult to pay for our products; similarly, demand for Banco Azteca's products may decrease as clients find it more difficult to save money.

      During 2003, the U.S. economy confirmed that it is going through a recovery period, as most economic variables showed positive growth. Particularly, real GDP grew 3.1%, compared to 2.2% and 0.5% in 2002 and 2001, respectively. Personal consumption expenditures, gross private investment, and imports grew 3.1%, 4.2% and 4.0%, respectively. Additionally, the unemployment rate for December 2003 was 5.7%, compared to 6.0% in the same month of 2002. However, if the U.S. economy were to enter into another recession in 2004, Mexico's currency would likely be adversely affected, thereby resulting in a negative impact on our financial condition and results of operations.

      Depreciation of the peso relative to the U.S. dollar could adversely affect our financial condition and results of operations.

      Our sales volume may decrease following a significant devaluation or depreciation of the peso, as inflation increases cause consumers to spend less on our products and services. Although the value of the peso relative to the U.S. dollar has stabilized since 1998, any future depreciation or devaluation of the peso is likely to reduce our sales volume, which may have a material adverse effect on our results of operations.

      Declines in the value of the peso relative to other currencies increase our interest costs in pesos relative to our indebtedness denominated in such other currencies. Such declines could also cause us to register foreign exchange losses and could adversely affect our ability to meet our interest and principal obligations under our indebtedness. As of December 31, 2003, we had approximately US$275 million indebtedness denominated in U.S. dollars. Although we have redeemed in full this indebtedness in 2004, we may in the future incur additional non-peso-denominated indebtedness. The value of the peso has been subject to significant fluctuations with respect to the U.S. dollar in the past and may be subject to significant fluctuations in the future.

      Furthermore, a severe devaluation or depreciation of the peso may also result in disruption of the international foreign exchange markets and may limit our ability to transfer or to convert pesos into U.S. dollars and other currencies for the purpose of making timely payments of interest and principal on our indebtedness. While the Mexican government does not currently restrict, and for many years has not restricted, the right or ability of Mexican or foreign persons or entities to convert pesos into U.S. dollars or to transfer other currencies out of Mexico, the government could institute restrictive exchange rate policies in the future. To the extent that there are currency fluctuations, they are likely to continue to have an effect on our financial condition, results of operations and cash flows in future periods.

      Although the value of the peso/U.S. dollar exchange rate has stabilized in recent years, it is possible that the peso will depreciate in value relative to the U.S. dollar in the future.

      High levels of inflation and high interest rates in Mexico could adversely affect our financial condition and results of operations.

      Mexico has experienced high levels of inflation in the past, although inflation rates have been moderate in recent years. The annual rate of inflation, measured by changes in the National Consumer Price Index, was 4.4% for 2001, 5.7% for 2002 and 4.0% for 2003. On December 31, 2003 the 28-day Cetes rate was 6.04%. High interest rates in Mexico may adversely affect our costs and thus our financial condition and results of operations.

      Political events in Mexico, including Congressional elections, could affect Mexican economic policy and our operations.

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

      Federal and local elections for congressmen and other authorities were held on July 6, 2003. There were no significant changes in the composition of the Mexican Congress, as none of the political parties managed to reach a majority. Consequently, we believe that any structural reforms could continue to be delayed.

      We cannot guarantee, however, that reforms (such as tax reforms) will not be approved or that there will not be changes in the Mexican monetary and fiscal policy that could negatively affect the Mexican economy and the results of our operations.

      Our business could be adversely affected by local acts of terrorism.

      In the event of acts of local terrorism, we could experience a significant business interruption if our stores and banking branches in Mexico are targeted. Such conflicts may cause damage or disruption in our ability to conduct our retail business and also to provide our banking and financial services on a daily basis. It is difficult to predict when acts of terrorism may occur or may terminate and to what extent these acts could affect our operating results.

ITEM 4. INFORMATION ON THE COMPANY

      Grupo Elektra is a corporation (sociedad anonima de capital variable) organized under the laws of the United Mexican States. Our offices are located at Edificio Parque Cuicuilco (Esmeralda), Insurgentes Sur, No. 3579, Col. Tlalpan La Joya, 14,000 Mexico, D.F.

                                    OVERVIEW

Our Company

      We are the largest specialty retailing, consumer finance and banking services company in terms of number of stores and revenues in Mexico and one of the largest in Latin America, with a significant presence in Peru, Guatemala and Honduras. As of December 31, 2003, we operated 879 retail stores, of which 66 are located throughout Peru, Guatemala and Honduras. We believe that through our more than 50 years of operations we have established a leading brand name and market position with regard to all our major products in Mexico.

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

      Our store operations are organized in operating areas. Our management structure provides that store managers generally report to regional managers, who report to division managers who, in turn, report to management at our headquarters in Mexico City.

      Our five store formats are: (i) traditional Elektra stores, (ii) MegaElektra stores, (iii) Salinas y Rocha stores, (iv) Bodega de Remates, and
(v) Elektricity stores.

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

      On October 1, 2003, Grupo Elektra began to manage and to operate Grupo Iusacell's Customer Sales and Service Centers through a pilot-test of a new store format under the Elektricity brand, which plans to focus on the A, B, and C+ (or high-income) demographic groups of the population. The Company is also analyzing how to leverage efficiently the selling floor of these converted stores. As of the date hereof, only a small number of these centers have been converted into the new image. We cannot assure you that all the centers will be converted to the new format or used in this pilot program. The ultimate format and use of these centers will depend upon the results of the pilot program.

      An integral part of our overall business strategy is to provide consumer financial services to our customers that will enable them more easily to purchase our retail products and services. Among other things, we have provided consumer finance to customers under the "Credimax" trademark. Since December 1, 2002, Banco Azteca has offered consumer credit to our customers in Mexico under the "Credimax" trademark. Banco Azteca also offers Credimax Efectivo, a personal cash loan designed for customers to use in any way they want. Because these are often the only financing options available to the majority of our customers, we believe that our consumer financing services increase the number of potential customers and increase our existing customers' loyalty and purchasing power, thereby increasing overall sales and providing low-risk financing income, which results in increased profitability. Currently, Banco Azteca's product lines include consumer sales credit and personal loans, consumer deposit-taking services, and to a limited extent home mortgage lending. The Bank supports these main business lines through various other activities that are permitted under Mexican banking regulations, including investing in securities; issuing indebtedness; securities repurchase and reverse repurchase agreement transactions; financial factoring transactions and operations; securities trading; commodities and U.S. foreign exchange transactions; trust operations; leasing operations, and other banking and financial transactions. Banco Azteca's primary distribution channel for its customer products and services is through a comprehensive network of in-store branches that are located in each of our Mexican stores. In addition, Banco Azteca has entered into banking services agreements with a select group of third-party retailers to provide installment sales credit to customers of those retailers.

      In addition, we offer a variety of additional services, including telephony services pursuant to agreements with Telcel, Telefonica MoviStar, Unefon and Iusacell, money transfer services, photo products and processing services, extended warranty services and computer products. Our new variety of products includes our own branded PC Elektra car-stereos and home-theatres. See "--Additional Services."

History and Corporate Reorganization

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

      On September 30, 2003, Grupo Elektra initiated a minor corporate reorganization in order to make the corporate structure more efficient. As a result of this corporate reorganization, T.H.E. O.N.E., S.A. de C.V. merged with and into Elektra del Milenio, S.A. de C.V., and on that same date Elektra del Milenio, S.A. de C.V., spun off a new company: Elektra Trading & Consulting Group, S.A. de C.V. Also, on December 16, 2003, Elektra Trading & Consulting Group, S.A. de C.V. merged with and into Grupo Elektra, S.A. de C.V.

      Finally, on December 28, 2003, Elektrafin Comercial, S.A. de C.V., merged with and into Elektra del Milenio, S.A. de C.V.

Significant Subsidiaries

      The table below sets forth all of our direct and indirect significant subsidiaries and the percentage of equity of each subsidiary we owned directly or indirectly as of December 31, 2003.

                                                                     Percentage
     Name of Company                                                   Owned              Activity
     ---------------                                                 ----------   --------------------------
     Elektra del Milenio, S.A. de C.V., a Mexican corporation.....     99.9%               Retail

     Salinas y Rocha, S.A. de C.V., a Mexican corporation.........     99.9%               Retail

     Mi Garantia Extendida, S.A. de C.V., a Mexican corporation...     99.9%       Extended Warranty Services

     Importaciones Electronicas Ribesa, S.A. de C.V., a
     Mexican corporation..........................................     99.9%               Retail

     Inmuebles Ardoma, S.A. de C.V., a Mexican corporation........     99.9%           Building Leasing

     Elektra Centroamerica S.A. de C.V. a Mexican corporation.....     99.9%               Retail

     Banco Azteca , S.A.  Institucion de Banca Multiple  (Banco
     Azteca ), a Mexican corporation..............................     99.9%               Banking

     Seguros Azteca, S.A. de C.V., a Mexican corporation .........     99.9%              Insurance

     Afore Azteca, S.A. de C.V., a Mexican corporation............     99.9%       Pension Fund Administrator

      On March 25, 2002, Grupo Elektra received the approval of the Mexican Ministry of Finance to operate a bank under the name of Banca Azteca, S. A., Institucion de Banca Multiple (Banco Azteca), with a capitalization of Ps.236.5 million. Banco Azteca is a wholly owned subsidiary of Grupo Elektra.

      When Banco Azteca was organized, it was established in order to ensure a dependable and consistent source of financing for our customer receivables, which is an integral part of our retail strategy. Banco Azteca primarily exists for the purpose of providing credit and banking services, including receiving deposits and extending consumer loans to the Group's customers. The Bank also engages in home mortgage lending activities, and engages in a relatively insignificant level of commercial lending activities. See "--Banco Azteca."

      On April 2002, we sold our equity interest in Elektra Dominicana, S.A., located in the Dominican Republic, for Ps.75.9 million, resulting in a loss of Ps.27.5 million.

      In the third quarter of 2002, we discontinued the operation of The One and Hecali stores, which were engaged in the sale of clothing and shoes. Of these stores 53 were converted to the Elektra format, 13 were converted to the SyR format and 31 were converted to the Bodega de Remates format. See "--The One."

      In the third quarter of 2002, we began the process of discontinuing our operations in El Salvador. This process was completed in December 2002.

      The revenues, costs and expenses of our subsidiaries located in the Dominican Republic and El Salvador, as well as those of The One and Hecali, are shown in our consolidated statements of income as discontinued operations. The financial information relating to their discontinued operations for prior years was reclassified for comparative purposes.

                                  OUR BUSINESS

Our Target Market

      Our target market is the middle class of Mexico and Latin America. In Mexico, we define the middle class as the 65.3% of the population that controls 71% of Mexico's household income. The Mexican Association of Research Agencies (Asociacion Mexicana de Agencias de Investigacion de Mercados, "AMAI") has performed studies dividing the Mexican population into demographic groups based on household income as indicated below as of December 31, 2003. These demographic groups have the following characteristics:

                            Percentage
                            of Elektra
                              stores'
                              clients
               Percentage    from the                                    Household
 Demographic    of Total      Total                                      Income per
   Group       Population   Population   Education    Job Occupation        Month              Articles Owned
------------   ----------   ----------   ----------   ---------------   -------------   ------------------------------
    "A/B"          7%           0%        College     Businessmen or      At least       Luxury and new cars with
                                         education      executive       Ps.70,000.00      insurance, VCR / DVD
                                          or more      officers of                       Player, Microwave oven,
                                                      major companies                      computers and cable
                                                                                              television.

     "C+"          13%         19%        College     Businessmen or        From            Family or compact car,
                                         education      executive       Ps.30,000.00      Microwave oven and washer.
                                                        officers of        up to
                                                       medium-sized      Ps.69,000.00
                                                        companies

     "C"           17%         17%        High          Government          From           One compact car, telephone,
                                         school         employees,       Ps.10,000.00          stereo system, 2
                                                           store              up to          televisions and VCR.
                                                         salesmen,       Ps.29,000.00
                                                       technicians,
                                                      Certified Blue
                                                          collar
                                                          employees,
                                                          school
                                                         teachers.

     "D+"          35%         25%       Junior        Taxi drivers,        From             One television, simpler
                                          high          Chauffeurs,       Ps.6,000.00      stereo system, and 33% own
                                         school           Street              up to                   VCR.
                                                         vendors,        Ps.9,000.00
                                                        Messengers,
                                                        Collection
                                                          staff.

     "D"                                 Elementary    Manufacturing        From            One television and a
                                           school        workers,         Ps.2,000.00            simpler
                                                        Maintenance          up to            stereo system.
                                                       staff, Blue        Ps.5,000.00
                                                         collar
                   28%         39%                     employees.

     "E"                                 Incomplete      Informal        Less than      One television and a radio.
                                         Elementary     employees.      Ps.2,000.00
                                           school

      Our stronghold for Elektra stores are the D, D+ and E groups. Elektra's target market in those countries of Latin America in which we operate is determined according to similar criteria, modified as necessary based on the specific social and economic conditions of each country. The target market for our Salinas y Rocha stores are the C and C+ groups.

Merchandise and Marketing

      Pricing Policy

      Our pricing policy is to offer products at cash prices that are competitive in our target market. In addition, we design our consumer credit services, now offered through Banco Azteca in Mexico, to provide our customers with financing for our products at an affordable weekly cost. Our marketing department monitors prices at competing stores and adjusts our cash and credit sales prices as necessary to keep them competitive. In some regions, individual store managers have the flexibility to match the prices of local competitors.

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

      Advertising

      Our marketing strategy emphasizes nine factors to attract and retain customers: strong brands, easy access to credit, quality service, merchandise variety, convenient store locations, low prices, product availability, customer satisfaction and functional display formats. We reinforce our marketing strategy through an aggressive advertising program utilizing television, radio and in-store promotional circulars, all of which are designed and prepared by our in-house advertising department. We vary the volume and specific media of our advertising efforts to match the size and customer profiles of our markets. Our advertising programs are designed to (i) highlight our broad selection of quality and brand name merchandise, (ii) introduce new products, (iii) highlight the convenience of our credit plans, and (iv) publicize special promotions and events. We have supplemented our advertising strategy through the implementation of a direct marketing program using our customer database.

      On March 25, 1996, Elektra and Television Azteca ("TV Azteca") entered into a 10-year agreement pursuant to which TV Azteca agreed to air at least 300 advertising spots for Elektra per week, each spot for a 20 second duration, totaling 100 minutes per week or 5,200 minutes annually, during otherwise unsold airtime. In exchange for such television advertising time, Elektra agreed to pay TV Azteca US$1.5 million each year. Furthermore Elektra may buy extra unsold airtime. The agreement may not be terminated by TV Azteca, but may be terminated by Grupo Elektra, and we may also transfer our rights under this agreement to third parties. In 2001, 2002 and 2003, the Company incurred extra advertising expenses under this contract of Ps. 18.8 million, Ps.14.6 million and Ps.17.2 million, respectively.

      In December 1998, Elektra entered into a separate 5-year agreement pursuant to which TV Azteca agreed to air commercial spots for Elektra at discount rates based on the gross rating points assigned to the airtime chosen by Elektra for each commercial spot. At least 60% of the commercial spots must be aired during "prime" airtime, i.e. from 7:00 p.m. to midnight, and half of this 60% (30%) of all commercial spots must be aired during "late prime" airtime, i.e. from 9:00 p.m. to 11:00 p.m. The remaining 40% may be aired during airtime other than from 7:00 p.m. to midnight. Under this agreement Elektra determines each year how much airtime to purchase from TV Azteca for that particular year. Because we were able to satisfy our advertising requirements under our March 1996 agreement with TV Azteca, we purchased no airtime under this agreement from 2000 until 2003.

      Since 2000, we have entered into additional advertising agreements with TV Azteca, pursuant to which TV Azteca will air commercial spots for us at rates based on the rating points assigned per program on TV Azteca's channel 7 and channel 13. Elektra has paid TV Azteca under these agreements for the years 2001, 2002 and 2003 approximately Ps.58.3 million, Ps.64.8 million and Ps.83.4 million, respectively.

      We believe that our in-house advertising department provides us with valuable cost savings. Our annual expenditures for advertising were 1.6%, 1.16% and 0.88% of total revenues during 2001, 2002 and 2003, respectively. Approximately 43.0% of our advertising expenditures in 2003 were spent on television advertising, 2.7% were spent on radio advertising, and the remainder was spent on various other forms of advertising, including the printing of promotional brochures. We traditionally offer certain seasonal promotions on predetermined dates each year, including Christmas and Mother's Day.

      We believe our relationship with TV Azteca enhances our ability to perform our promotion strategy relative to other national and regional specialty retailers and to develop brand awareness of all our brands. See Item 7, "Major Shareholders and Related Party Transactions--Related Party Transactions."

      Suppliers

      Five of Elektra's and Salinas y Rocha's suppliers, Sony, Grupo Mabe, LG Electronics, Samsung Electronics and Whirlpool, together accounted for 44.8% of our aggregate purchases of merchandise in the year ended December 31, 2003. Out of this total, Sony accounted for 11.1%, Grupo Mabe accounted for 9.4%, LG Electronics accounted for 9.0%, Samsung Electronics accounted for 7.5% and Whirlpool accounted for 7.8%. No other supplier represented more than 6% of our merchandise purchases.

Consumer Financing

      General

      An integral part of our overall business strategy is to provide consumer financial services to our customers that will enable them more easily to purchase our retail products and services. Because our target customers belong primarily to the segments of the Mexican population that typically have not had access to consumer credit, in the past we found the availability of an installment sales program to be an important factor in our customers' purchasing decisions. We believe that by offering consumers our credit services through Banco Azteca, we will continue to build and consolidate our customers' loyalty and increase overall revenues, thereby providing us with additional income from a relatively conservative credit portfolio.

      From 1957 until November 30, 2002, we provided an installment sales program to our customers in our Elektra stores which was financed through our Elektrafin subsidiary, and during that period also introduced the same system in our other store formats. Since December 1, 2002, Banco Azteca has been the exclusive provider of consumer credit services in our stores in Mexico. In order to provide these services in a maximally cost-effective and efficient manner, Banco Azteca has opened a branch office in virtually all of our Mexican retail stores. See "--Banco Azteca."

      When we sell our merchandise on credit, we charge a fixed rate of interest that is determined at the time that the credit sale takes place. We believe that the rates and amounts of weekly payments charged to our customers are competitive with those of competitors who offer similar programs.

      The Company's installment sales program is regulated by the Consumer Protection Acts of the countries where the respective customers are located, and Banco Azteca's consumer credit services are subject to Mexican banking and financial services regulations. In Mexico, the Banking Regulation (Ley de Proteccion y Defensa al Usuario de Servicios Financieros) does not impose any ceiling on the interest rate a merchant may charge a consumer in an installment sale or in a consumer credit transaction. See "--Regulation."

      The following table sets forth certain information concerning the consolidated installment sales program for all of our operations, including Banco Azteca:

                                                                                      As of and for the Year
                                                                                        Ended December 31,
                                                                         --------------------------------------------
                                                                                 2001       2002 (5)      2003
                                                                               ---------   ---------   ---------
                                                                         (in millions of Ps. as of December 31, 2003)
Loan portfolio - net (at period end)(1)(6)............................           2,393.1     3,002.3     5,431.6
Installment sales as a percentage of merchandise revenues(2)..........              68.9%       69.3%       68.7%
Total number of open accounts (at period-end)(1)......................         1,084,236   2,271,903   2,876,508
Average balance per retail customer (Pesos)...........................           2,207.2     1,321.5     1,888.3
Reserve for doubtful accounts after reduction for write-offs as a
   percentage of gross retail receivables after write-offs(3).........               5.4%        7.4%        7.1%
Annualized weighted average cost of receivables financing(4)..........              12.4%       11.1%        4.6%

----------
(1)  Net of allowance for loan losses.

(2)  Includes mark-up on installment sales.

(3)  Net of receivables securitization.

(4)  Includes factoring and unsecured bank debt used to finance the receivables.

(5) In December 2002, Banco Azteca replaced Elektrafin in providing credit services at our stores in Mexico.

(6)  December 2002 figures include securitized receivables.

      Credit Approval

      Approval for consumer credit for the purchase of electronics, appliances, telephones, white goods or furniture is presently conducted through Banco Azteca. The approval process requires the customer to complete an application form, execute a credit contract and a promissory note, provide an official form of identification containing a photograph, a recent payroll receipt (or income tax payment receipt where an individual is self-employed), and evidence of home ownership, such as a receipt for property taxes. In addition, a second party is normally required to guarantee the promissory note if the customer does not meet the applicable financial requirements or does not own a home. In case the client does not have a recent payroll receipt or income tax payment receipt, the credit will or will not be granted depending on the results of the personal visit test. Banco Azteca investigates the customer's and second party's credit prior to delivering the merchandise. Generally, Banco Azteca will not grant the customer credit if the weekly payments would be in excess of 5% of the customer's weekly gross income or 20% of the customer's monthly gross income. Since there is no credit bureau in Mexico that reports on consumer credit (other than on more affluent consumers with credit cards), an employee of Banco Azteca personally visits the customer's residence to confirm the accuracy of the credit application. Although these policies and procedures are generally applied throughout our retail sales network, store managers and credit managers have the discretion to deviate, within certain limits, from these policies when they find it is appropriate. The verification period usually takes less than 24 hours. If approved for credit, the customer makes weekly payments in cash at the store where he made the purchase.

      As of December 31, 2003 Grupo Elektra had processed and carried out investigations on over six million credit applications, creating a valuable computerized database of information on our customers which is now used by Banco Azteca. Consumer credit services rendered through our stores are documented by credit contracts and fixed-term promissory notes with fixed weekly payments and stated interest, if any, which vary depending on the product that is being purchased and the term in which it will be paid. These promissory notes provide for a penalty interest rate in the event that payments are not made when due. Such penalty interest is computed daily on the past due payments until the payments are current.

      Collections and Repossessions

      Our collection practices and repossession procedures in Mexico are now performed exclusively by Banco Azteca and are regulated under the Mexican Commercial Code, the Consumer Protection Act and the Mexican Civil Code. In Latin America, the collection practices and repossessions procedures are still performed by Grupo Elektra's Elektrafin del Peru, Elektra de Guatemala, and Comercializadora EKT in Peru, Guatemala and Honduras, respectively, in each case through Credimax, and are regulated by each such country's commercial, civil and consumer protection laws and regulations.

      The collection process is performed by the same credit executive that previously investigated the client, a practice that allows our credit operations to get to know our clients better, and also to know where they live and where to locate them in case of a contingency. Our successful collection operations are supported by a sophisticated segmentation system implemented across the country, whereby the country is divided into six credit and collection divisions. These six divisions are, in turn, divided into 72 regional credit and collection divisions, each of which is in charge of 12 to 15 branches that collect and authorize credits.

      Apart from this segmentation system, the success of our collection operations is based on our in-depth knowledge of our clients and, in particular, on the weekly visits paid to our clients to collect past-due payments as of the first week the client defaults on a payment.

Information Systems

      We have developed an in-house, state-of-the-art point-of-sale information system, which allows centralized real time seamless management of our inventory. Our management information systems utilize point-of-sale scanners at individual stores to generate real-time information on sales, gross margins, inventory tracking, replacement requirements, merchandise mix, expenses and current versus historical performance. In addition, we use a system which provides real-time satellite communication between individual stores and our headquarters, which has improved the speed and efficiency with which merchandise is delivered from the distribution centers to the stores.

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

      Capital expenditures for information systems were Ps.85.7 million in 2001, Ps.196.8 million in 2002, and Ps.389.4 million in 2003.

Seasonality

      For a discussion of the seasonal fluctuations in our sales, see Item 5, "Operating and Financial Review and Prospects--Seasonality of Sales."

Employees

      As of December 31, 2003, we employed approximately 24,328 people on a full-time basis in our operations. We employed 7,833 employees in our stores, 6,323 in our credit and collections operations, 5,277 in our corporate and administrative divisions, and 4,569 in Banco Azteca. None of our operating companies has any employees directly, as personnel services are provided by our other subsidiaries by agreement with our personnel subsidiaries. We employ part-time employees to meet seasonal needs as necessary. See also Item 6, "Directors, Senior Management and Employees--Employees."

      Executive level employees receive a fixed salary and an annual bonus that is only granted if pre-established financial and operational goals are met. If goals are reached, executive level employees receive an annually based bonus, leading to a fixed and variable compensation of 80% and 20%, respectively. They also receive an additional annual bonus depending on financial results and an individual evaluation. Executives working directly on the central operations receive a compensation based on contribution. This form of contribution is calculated by a simple formula: income minus costs minus expenses minus capital cost equals contribution times the percentage of participation, leading to a final compensation.

      Credit store regional and area managers are compensated by a combination of a fixed salary and performance bonuses for each business unit they manage. The performance bonus that a manager can receive from each unit is capped. Administrative personnel and the executive level employees are evaluated each quarter based on pre-established financial and operational goals, and based on the results, receive a performance bonus. On average, the fixed salary of an employee at this level represents approximately 35% of their total compensation, and the bonus represents the remaining 65%.

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

          The following table sets forth the number of our employees, broken down by category of employment and geographical location for the years ending December 31, 2001, 2002 and 2003:

                                              Number of Employees
                                               as of December 31,
                                            ------------------------
                                             2001     2002     2003
                                            ------   ------   ------
Number of employees......................   18,235   20,012   24,328

Category of activity
   Store employees(1)....................    7,121    7,302    7,833
   Credit and collections employees......    5,118    8,288    6,323
   Corporate and administrative..........    5,996    4,422    5,277
   Banco Azteca..........................       --       --    4,895

Location
   Mexico................................   16,215   18,710   22,803
   Dominican Republic....................      522       --       --
   El Salvador...........................      192       --       --
   Guatemala.............................      359      496      662
   Honduras..............................      388      299      285
   Peru..................................      559      507      578

(1) Includes credit and collections employed from our Latin American operations.

      Training of Personnel

      We consider the training of our staff a high priority to ensure the highest levels of customer service. We recognize that the success of our retail operations ultimately depends in large measure on the level of service provided by its personnel. Every employee, from a cashier to a division manager, receives a description of his or her responsibilities and ongoing training to help them develop the professional and personal characteristics necessary to provide Elektra's customers with the highest level of service. Employees are regularly briefed on the performance of their store and our operations as a whole. Since 1997, we have trained more than 86,000 employees at Centro de Diseno Instruccional (previously known as Elektra University), our in-house school of excellence, which includes model Elektra, Salinas y Rocha, Bodega de Remates stores and Banco Azteca branches.

      The Centro de Diseno Instruccional ("CDI") also provides employees with skills training designed to train new employees and to keep current employees informed of changes and modifications to our operating procedures, as well as to demonstrate new products. New store employees generally receive two weeks of training by the CDI prior to assuming responsibilities, and new store managers and credit managers, as well as new sales and credit regional managers, receive one month on average of training by the CDI. The CDI trains our employees at the CDI in Mexico City or in other operating areas through a training coordinator.

      During the last two years the CDI's main objective was focused on training Banco Azteca's employees in order to certify that such employees satisfy the requirements established by the Comision Nacional Bancaria y de Valores (the National Banking and Securities Commission, or "CNBV"), as well as training such employees in respect of our new banking products and services.

      In the first quarter of 2003 we implemented on-line training programs. As of the second quarter of 2004, most of our employees have been trained by the CDI through 49 on-line educational programs. Nevertheless we continue with the "face to face" training programs as well.

      Furthermore, in order to improve our training program, The Friedman Group International ("TFGI"), agreed with Elektra to create and to carry out an "Efficiency Program" among our top thirty store managers, credit managers, regional managers and top executives, with the participation of the CDI. Pursuant to this agreement TFGI will "train the trainers" through several training tools such as: information via on-site private seminars given by professional speakers, video and audio tools, manuals and other methods. Through this program TFGI will train these top employees and selected CDI personnel in order that they may in turn continue training the rest of our employees. This program was completed by TFGI in May, 2004 and from June, 2004 onwards, the CDI and the top personnel trained in the program will begin training our other employees. We expect to finish this training program in the second quarter of 2005.

Trademarks

      Our trademarks, including "Elektra", "MegaElektra", "Salinas y Rocha", "Bodega de Remates", "Milenia", "La Casa del Celular", "Banco Azteca", "Credimax", "Afore Azteca", "Ahorro Azteca", "Seguros Azteca", "Cuenta Azteca", "Cuenta Socio", "Inversion Azteca", "Siefore Azteca", "Dinero Express", "Elektricity", "Guardadito", "ELEKTRA.COM.MX", and "BANCOAZTECA.COM.MX," among others, are registered with the Mexican Institute of Intellectual Property of the Ministry of the Economy. We continue to invest in strengthening the protection of our trademarks through registration with the appropriate authorities in each country where we do business. In addition, we have an ongoing program in all countries in which we have businesses to protect our brand names against piracy.

Capital Expenditures and Divestitures

      Capital Expenditures

      Capital expenditures in 2001, 2002 and 2003 were Ps.670.4 million, Ps.555.4 million and Ps.1,058.5 million, respectively. All capital expenditures were financed from both bank debt and resources provided by our operations. Our principal capital expenditures during 2001, 2002 and 2003 consisted of investments in stores, computers, machinery, fixtures and automobiles.

      Our capital expenditures are expected to be approximately Ps.1,200 million for 2004. Projected capital expenditures include the cost of opening new stores, expanding existing stores, enlarging our distribution network and investing in technology and systems.

Our Strategy

      We expect to further expand our sales and increase our profitability by capitalizing on our position as a leading distributor of electronics, telephones, white goods, basic household goods and services in Mexico and elsewhere in Latin America and by leveraging our distribution network and customer base to offer new financial services and launch new ventures. Key elements of our strategy include:

      Mass Market Focus

      We provide affordable goods and services to our target market, which is young and growing and includes the majority of the population in Mexico and those other countries where we operate. The Mexican middle class, whom we have served for the past 50 years, is made up of approximately 66.6 million Mexicans. We primarily target young customers, who are establishing new households and are relying on Grupo Elektra for their furniture, consumer electronics, appliances and white goods through affordable weekly payments.

      Growth Strategy

      We believe that with 879 stores as of the end of 2003, we have reached the size and market exposure necessary to establish our leadership in the specialty retail sector in Mexico and in the countries of Latin America where we have a presence. In spite of this, we believe we can continue to grow in under penetrated regions in Mexico such as suburbs of large cities. Complementary to this strategy, we expect to close a number of stores which do not achieve an acceptable profitability level in the future. The keys to our growth strategy include:

      Investment in Technology

      We will continue to develop information and merchandise management systems that will allow us to achieve even more efficient management of our high-volume operations and to take full advantage of the satellite communications network that links all of our stores in Mexico in real time.

      o Investment in our Employees. Both in our stores and through our state-of-the-art-training center, Centro de Diseno Instruccional (previously known as Elektra University), which offers actual store environments and multi-media computer equipment; we intend to continue to emphasize the individual responsibility of our employees while providing them with extensive training in our corporate standards of excellence. We also intend to continue to motivate our employees with career advancement opportunities and with cash bonuses, incentive programs and public recognition. We firmly believe that our workforce is an essential element in the future success of our business.

      o Exploiting the Benefits of Our Extensive Store Network. We intend to continue to exploit the benefits of our extensive store network with the introduction of new products and services. We develop products and services that we believe will best capitalize on our current retail and consumer finance competencies, while providing benefits to customers and increasing traffic in our stores.

      International Growth

      In 1997, we began to operate stores outside of Mexico. As of December 31, 2003, we operated 66 MegaElektra stores in Guatemala, Honduras and Peru. Grupo Elektra follows a "cookie-cutter" strategy through which it transports its store formats and marketing strategies to countries that have similar demographics to those of Mexico. As of December 31, 2003, international operations represented approximately 5.4% of our consolidated revenues.

      E-catalog

      We have in the past pursued certain opportunities to sell our products over the internet. We believe that internet sales are a natural extension of our existing "brick & mortar" business units. Our e-commerce efforts have focused on the same product lines as those found in our stores, but our catalog provides a wider selection of products within the same product lines. Currently, the only internet business that we engage in is our e-catalog business through which our customers can order our products from our "virtual store" through our on-line catalog. We believe that our e-catalog, if successful, will allow for more breadth within the existing product lines.

      Todito Agreement

      On May 9, 2000, we signed a five-year strategic alliance with Todito.com, an internet portal and marketplace for North American Spanish-speakers. Our agreements with Todito allow us to sell virtual internet cards within our stores in exchange for a commission. This system no longer uses physical cards and only requires the customer to pay a specific amount in return for a receipt with a pass code to access the web. Grupo Elektra also provides Todito advertising within our stores in the form of banners, brochures and pamphlets and, in some cases, specialized Todito employees promote their products within our stores. Finally, all the computers sold at our stores include three months or a year of free Internet connection through Todito, depending on the specific equipment being purchased.

      Customer Loyalty

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

      Investment in Advertising and Publicity

      We invest in advertising and publicity to achieve further consumer recognition and deeper market penetration, in particular, through television advertising on TV Azteca, our affiliate.

      Branding

      We have implemented a program called "Building Strong Brands", which focuses on enhancing our brand names. The program consists of several strategies. One such strategy is developing individual brand philosophies and concepts that underline our core values (closeness to the consumer, loyalty, trendiness and trust-worthiness). We have trained our top executives to better understand the importance of "branding" and we continue to do so. We believe that stronger brands will result in the customer's willingness to pay a premium for our products and thus higher margins for our company.

                                     ELEKTRA

Stores

      In Mexico, we operate 725 stores of which: (i) 319 are "traditional" Elektra stores, 88 of which are operated under our "Bodega de Remates" outlet format, and (ii) 406 are "MegaElektra" superstores, in which we offer a broad range of internationally-recognized brand name consumer electronics, small appliances, white goods and household furniture. In Peru, Honduras and Guatemala, we currently operate 66 MegaElektra superstores.

      Our traditional Elektra stores have an average size of 5,000 square feet. In 1992, we introduced our MegaElektra superstore format. Since 2003, we have increased the size of the MegaElektra format to 13,000 feet. The MegaElektra format allows us to increase our on-site inventory levels, increase the amount of floor space dedicated to our higher margin furniture product line, take advantage of certain economies of scale and lower our out-of-stock position. Each of the MegaElektra stores offers approximately 505 SKUs, while each traditional Elektra store typically offers approximately 289 SKUs. In our expansion plan for 2003 and onwards, all the new Elektra stores are constructed with a Mega Elektra format.

Property, Plant & Equipment

      The following table sets forth information with respect to the value of our property, plants, furniture, equipment and investment in our stores, as of December 31, 2003.

                                           As of and for the Year Ended December 31, 2003
                                           (in millions of Ps.)
                                               Assets owned                      Assets under capitalized
                                              Net Book Value                         lease agreements
                                               Central and                          Net Book Value(1)
Category                       Mexico         South America          Total                Total
Land                        Ps.   955.16       Ps.   4.32         Ps.   959.49          Ps.   --
Buildings                         555.48              3.1               558.56                --
Investment in stores              917.71             39.7               957.44                --
Computer equipment                505.43              8.1               513.54              29.0
Communication equipment           136.31              8.0               144.33                --
Transportation equipment          336.56              7.3               343.82                --
Furniture and fixtures            270.67             26.7               297.36                --
Machinery and equipment           180.35             12.0               192.31                --
Total                       Ps. 3,857.66       Ps. 109.19         Ps. 3,966.84          Ps. 29.0

----------
(1)  Included in total fixed assets.

Merchandise and Marketing

      Merchandise Selection

      We offer our products at several different price points with the greatest inventory depth at the middle to low price levels. In addition, we sell Elektra-brand products at prices that are generally lower than the internationally-recognized brand name products that we sell in the same product category, although the quality of Elektra brand products is equal to that of the brand name products. Consumer electronics, which consist of video and audio equipment, constitute our leading product category. We purchase the products that we sell from various domestic and international suppliers.

      Purchasing

      An important element of our marketing strategy is our ability to offer a wide selection of brand name products to our customers. We currently have a network of approximately 193 suppliers for our electronics, appliances and furniture products. Approximately less than 10% of total units sold at Grupo Elektra's stores are imported. We have developed strong relationships with both the world's major suppliers of electronics and household appliances and well-established local manufacturers of furniture and household goods. We always maintain an offering of our product lines through a variety of vendors.

      Customer Service

      Among the customer services we offer is a guaranteed 30-day repair service for our consumer electronics and appliances. During the period of repair, principal and interest payments on our products are suspended. We also supplement the manufacturer's warranty with a limited warranty that provides a minimum of 12 months of warranty coverage on all of our products except furniture (which carries a 90-day warranty on materials and workmanship) and 18 months of warranty coverage on most televisions and major appliances. See "--Additional Services--Extended Warranties." During 2003, we sold 127,080 million extended warranty policies. We also offer a 30-day refund and exchange policy on all of our products and operate a state-of-the-art customer service call center in Mexico that allows us to respond to customer inquiries and needs.

Consumer Financing

      Elektra customers can obtain consumer financing from Banco Azteca to pay for the merchandise we sell in our stores. These consumer finance loans are repaid on a weekly basis for a period ranging from 13 to 78 weeks.

      Elektra's total installment sales and sales financed through Banco Azteca in 2003 represented 63.1% of our consolidated merchandise sales. As of December 31, 2003, the 78-week plan sales represented 1%, the 65-week plan sales represented 33%, the 53-week plan sales represented 32%, the 47-week plan sales represented 1%, the 43-week plan sales represented 2%, the 39-week plan sales represented 21%, the 26-week plan sales represented 9% and the 13-week plan sales represented 1% of the total amount of Elektra's installment sales and sales financed through Banco Azteca.

      During 2003, Elektra promoted the 65-week plan (which has a higher rate of mark-up or interest than our other plans) in an effort to increase our margins. As a result, the average payment term was 51 weeks as of the end of 2003. We expect this trend to continue during the first half of 2004.

                                ELEKTRA IN MEXICO

Stores

      At December 31, 2003, we operated a total of 725 Elektra stores in Mexico, including 406 MegaElektra superstores and 319 traditional Elektra stores (88 of which are operated as Bodega de Remates outlet stores). As of December 31, 2003, the total store area of Elektra stores in Mexico was 5,494,241 square feet, which reflects a 4.7% compound annual growth rate since 1999. At December 31, 2003, we owned 99 Elektra stores and leased 626 Elektra stores under one-year leases that typically allow us to renew such leases automatically for up to nine successive years.

      The following table sets forth certain statistics for traditional Elektra and MegaElektra stores in Mexico as of December 31, 2003:

                                                  Traditional   Bodega de
                                                    Elektra      Remates      Mega        Total
                                                  -----------   ---------   ---------   ---------
Number of stores................................         231          88          411         725
Aggregate store area (square feet)..............   1,217,600     497,519    3,779,119   5,494,238
Number of store employees(1)....................       1,610         493        3,553       5,656

----------
(1)   Does not include corporate or credit and collections staff.

      Locations

      We operate Elektra stores in all 31 Mexican states and the Federal District. The following table sets forth information with respect to the distribution of our traditional and MegaElektra stores in Mexico as of December 31, 2003:

                                Number of Stores                             Store Area (square feet)(1)
                     -----------------------------------------   --------------------------------------------------
                                   Bodega de          % of all                 Bodega de               % of Total
      Zone           Traditional    Remates    Mega    Stores    Traditional    Remates      Mega      Sales Areas
------------------   -----------   ---------   ----   --------   -----------   ---------   ---------   ------------
Mexico City(2)....        54           29       103      25.6        264,590    182,205    1,005,505      26.4
Metro-North-Bajio.         8            5        20       4.5         45,599     27,773      168,577       4.4
Metro-South-Center        16            7        47       9.7         92,965     45,432      392,232       9.7
Northeast Frontier        28            4        54      11.9        155,552     20,130      539,968      13.0
Pacific Frontier..        26           12        54      12.7        142,329     54,453      536,541      13.3
West-South........        55           15        57      17.5        296,550     84,593      542,306      16.9
Southeast.........        44           16        71      18.1        220,016     82,936      593,989      16.3

Total.............       231           88       406     100.0%     1,217,601    497,522    3,779,118     100.0%

----------
(1)   Based on total surface area of each store.

(2)   Includes the metropolitan area.

      Expansion Plan

      In 2004, we expect to open approximately 100 additional Elektra stores and relocate 33 others. Additionally, we plan to build three new distribution centers of approximately 19,685 sq. feet each, in Ciudad Juarez, La Paz and Nuevo Laredo, Mexico. In our expansion plan for 2003 and onwards, all the new Elektra stores are built under the Mega Elektra format.

      The average cost of opening a new Elektra store in Mexico, including Banco Azteca's in-store branches, is approximately Ps.8.2 million, excluding the cost of inventory and real estate. The average time required to set up a new store is approximately from 10 to 12 week(s). Some Elektra stores (now MegaElektra stores) utilize standardized modular racking, tiles, lighting and equipment. The modular design of these new stores allows us to quickly and inexpensively close under-performing stores and move the furniture, fixtures and inventory from such stores to new locations.

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

      The following table provides a history of our traditional and MegaElektra stores in Mexico since 2000:

                                                                      2000   2001   2002   2003
                                                                      ----   ----   ----   ----
Traditional Stores:
   Number of stores open at beginning of period....................    179    179    177    221
   Number of new stores opened.....................................      0      0     44     25
   Number of stores converted to MegaElektra stores................      0      0      0      0
   Number of stores closed.........................................      0     (2)     0    (15)
                                                                      ----   ----   ----   ----
   Number of Traditional stores open at end of period..............    179    177    221    231
Bodega de Remates Stores:
   Number of stores open at beginning of period....................     53     53     61     93
   Number of new stores opened.....................................      0      8     33      4
   Number of stores closed.........................................      0      0     (1)    (9)
                                                                      ----   ----   ----   ----
   Number of BdeR stores open at end of period.....................     53     61     93     88
MegaElektra Stores:
   Number of stores open at beginning of period....................    366    366    391    411
   Number of new stores opened.....................................      2     28     21      0
   Number of stores opened by conversion of Traditional stores.....      0      0      0      0
   Number of stores closed.........................................     (2)    (3)    (1)    (5)
                                                                      ----   ----   ----   ----
   Number of MegaElektra stores open at end of period..............    366    391    411    406
Traditional Stores and MegaElektra Stores:
   Number of stores open at beginning of period....................    598    598    629    725
   Total number of stores open at end of period....................    598    629    725    725

Store Operations

      Our store operations in Mexico are organized into six operating areas. The operating areas contain 10 to 12 geographical regions, with each region consisting of 10 to 15 stores. Our management structure provides that store managers generally report to regional managers, who report to area managers who, in turn, report to management at our headquarters in Mexico City.

      Elektra stores in Mexico are open every day of the year, from 9:00 a.m. to 9:00 p.m. A typical, traditional Elektra store is staffed by a full-time manager and five sales support personnel, one Banco Azteca credit and saving services manager and two Banco Azteca credit services executives who staff the in-store Banco Azteca branch, one main cashier and two support cashiers employed by our subsidiaries. A typical MegaElektra store has the same staff composition except that the number of sales and support employees, including Banco Azteca's employees, ranges from 15 to 20, depending on the size of the store.

      Our sales personnel and store managers operate on a weekly sales commission based on the weekly profits of the store.

Merchandising and Distribution

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

      We currently distribute products to our Elektra stores from a 214,352 square foot warehouse and distribution facility located in Mexico City with satellite distribution centers in Guadalajara (200,004 sq. ft.), Monterrey (90,869 sq. ft.), Tijuana (54,056 sq. ft.), Hermosillo (108,970 sq. ft.), Lerma (112,859 sq. ft.), Villahermosa (10,506 sq. ft.), Cancun (11,098 sq. ft.) and Puebla (81,074 sq. ft.). Deliveries to Elektra stores are made primarily by contract trucking carriers, although Grupo Elektra has a small number of trucks at each distribution center for movement of merchandise between stores and for special delivery requirements. Management believes that our distribution centers and support facilities significantly reduce freight costs and delivery time by providing warehouse space relatively close to our stores and that our distribution network will be a key element of our e-catalog business.

      Quality Control

      We operate quality control laboratories at our distribution centers, conducting random testing of products and approving new products as part of our ongoing effort to ensure the quality of the products we sell.

Consumer Financing

      Grupo Elektra used to finance its installment sales program through its Elektrafin subsidiary. However, in December 2002, Banco Azteca began providing installment sales and consumer credit services at all Elektra stores.

      The following table sets forth certain information concerning the installment sales program and consumer credit service of Elektra's operations in
Mexico:

                                                                                 As of and for the year
                                                                                   ended December 31,
                                                                      --------------------------------------------
                                                                            2001          2002 (5)       2003
                                                                         -----------    -----------   ---------
                                                                      (in millions of Ps. As of December 31, 2003)
Loan portfolio - net  (at period end)(1)(5)........................      Ps. 1,705.4    Ps. 1,713.7   Ps.  49.7
Installment sales as a percentage of  merchandise revenues(2)......             68.6%          69.2%       57.2%
Total number of open accounts (at period end)(1)...................          681,692        693,750      63,421
Average balance per retail customer (Pesos)........................      Ps. 2,501.7    Ps. 2,470.3   Ps. 783.1
Reserve for doubtful accounts after reduction for write-offs as a
   percentage of gross retail receivables after write-offs(3)......              5.9%          61.2%       31.5%
Annualized weighted average cost of receivables financing(4).......             12.1%          11.1%          0%

----------
(1)   Net of receivables securitization and net of allowance for loan losses.

(2)   Includes mark-up on installments.

(3)   Net of receivables securitization.

(4) Includes factoring and unsecured bank debt used to finance the receivables.

(5) In December 2002, Banco Azteca replaced Elektrafin in providing credit services at our stores.

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

      Certain international retailers have established joint ventures with Mexican retailers and have opened stores in Mexico. We expect that other international retailers will do the same in the future. We also compete against a significant informal market for our products. We believe that our brand recognition, goodwill in our name, more than 50 years of experience, extended warranties, repair service and credit availability provide us with a competitive advantage over the lower-priced goods sold in this informal market.

      On March 10, 1999, we were declared the winner of an auction to acquire a 94.3% equity interest in our most significant competitor in Mexico, Grupo SyR. See "--Salinas y Rocha." We continue to face strong regional competition from Viana, Coppel, Famsa, other regional chains and an estimated 7,000 local, independent retail stores. The following table sets forth certain information concerning what we believe are our primary competitors in Mexico.

                               Estimated Primary Region      Number of
             Store                  of Operations            Stores(1)
   -------------------------   ------------------------   --------------
   Elektra                     Nation-wide                      813(2)
   Famsa                       Northeast                        256
   Almacenes Coppel            Northwest                        224
   Viana                       Nation-wide                       37
   Independent retail stores   Nation-wide                Approx. 7,000

----------
(1)   Estimates of Grupo Elektra, as of December 31, 2003.

(2)   Includes Elektra, Bodega de Remates and Salinas y Rocha stores.

      With 186 Elektra stores (including Bodega de Remates) in the Mexico City metropolitan area, we believe that we are a leading specialty retailer of consumer electronics, small appliances, white goods and household furniture in that region. In the Mexico City metropolitan area, we consider Almacenes Coppel to be our major competitor in electronics, small appliances and white goods retail market. Most of our formal competitors are regional and local department and specialty stores. We believe that, through our Elektra operations, we are well-positioned to compete in all of our markets in Mexico.

Employees

      As of December 31, 2003, we employed approximately 5,656 people (excluding corporate and credit staff employed on behalf of Banco Azteca), on a full-time basis only at our Elektra operations in Mexico. Approximately 15% of our employees in our Elektra stores worked in Mexico City and the remaining employees were located throughout the rest of the country. None of our Elektra store employees were represented by any labor unions. We have a collective bargaining contract with each of our unions. Mexican labor laws require union contracts to be reviewed and renegotiated yearly, with respect to salaries, and every other year with respect to fringe benefits. The average salary increase contained in each of the new collective bargaining agreements during the past year for the union employees previously mentioned was above the average inflation rate in Mexico. We believe our relations with the employees involved in Elektra's operations are good; and we have not experienced a strike since 1983.

                            ELEKTRA IN LATIN AMERICA

General

      In April 1997, we began our electronics, appliances and furniture retail operations in Latin America through the opening of four stores in Guatemala. This was the first step of our expansion process outside Mexico and into Guatemala, El Salvador, Honduras, the Dominican Republic and Peru.

      On April 19, 2002, we sold our equity interest in Elektra Dominicana, S.A. for Ps.75.9 million, resulting in a loss of Ps.27.5 million. Operations of Elektra Dominicana, S.A. de C.V. are included in our statement of income as discontinued operations.

      In the third quarter of 2002, we began the process of discontinuing our operations in El Salvador. This process was completed in December 2002. Operations in El Salvador are included in our statement of income as discontinued operations.

      At December 31, 2003, we operated 66 international Elektra stores, reflecting an increase of two stores from 64 stores as of December 31, 2002. The total store area of these Elektra stores was in excess of 546,548 square feet. We owned one of these Elektra stores and leased the others under mid-term leases that typically contain terms from five to ten years.

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

Stores

      The following table sets forth certain operating statistics for our Latin America Elektra stores (outside Mexico) as of December 31, 2003:

                                              Guatemala   Honduras     Peru
                                              ---------   --------   -------
   Number of stores........................          29         14        23
   Aggregate store area (square feet)......     254,617    121,971   183,404
   Number of store employees(1)............         244        148       192
   Average selling space (square feet).....       8,780      8,712     7,974

   ----------
   (1)  Exclusive of corporate and collections staff.

      In addition to these stores, as of December 31, 2003, we had one distribution center in each of the countries in which we operate (i.e., Guatemala, Honduras and Peru).

      The following table sets forth information regarding the distribution centers from which Grupo Elektra distributes products to its international Elektra stores in Guatemala, Honduras and Peru:

          Country     Warehouse Location (City)   Warehouse Area (Sq. feet)
          ---------   -------------------------   -------------------------
          Guatemala        Guatemala City                 62,215.9
          Honduras         San Pedro Sula                 23,680.6
          Peru             Lima                           53,829.3

      Expansion Plan

      In 2004, we anticipate opening seven stores in Guatemala and five stores in Honduras. See "--Our Business--Our Strategy."

      The average cost of opening a new international Elektra store has been approximately U.S.$700,000, excluding the cost of inventory and real estate. The average time required to set up a new store is approximately three months.

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

Merchandise and Marketing

      Purchasing and Distribution

      The centralized merchandising and buying group for our international retail operations consists of a staff of five buyers who purchase substantially all electronics, appliances and household furniture merchandise for the Elektra stores outside of Mexico. All electronics and appliance merchandise is purchased in each respective country from local suppliers of brand name consumer electronics and from suppliers of major appliances such as Mabe, Sony, LG Electronics and Whirlpool. Household furniture, such as living room furniture, complete kitchen units, dressers and mattresses are purchased in each country from local suppliers, whereas bedroom furniture, dinettes, tables and chairs are generally purchased from Mexican suppliers.

      We currently distribute products to our international Elektra stores from a leased central warehouse and a distribution facility located in each country. Deliveries to Elektra stores are made primarily by contract trucking carriers.

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

      Our policies for our international retail operations with regard to pricing, customer service and advertising are substantially the same as those applied to our operations in Mexico. See "--Elektra--Elektra in Mexico--Merchandising and Distribution." One difference, however, is that every international Grupo Elektra store has an Express Service stand that offers the customer a fast repair service for small appliances and consumer electronics.

      Installment Sales

      Total installment sales in 2003 represented 61% of our total sales in our international operations.

                                                                  As of and for the year ended December 31, 2003
                                                                  ----------------------------------------------
                                                                   (in millions of Ps. as of December 31, 2003)
                                                                        Guatemala   Honduras       Peru
                                                                        ---------   ---------   ----------
Accounts receivable retail customers - net (at period end)....          Ps. 125.9   Ps.  54.9   Ps. 164.5
Installment sales as a percentage of merchandise revenues(1)..              58.03%      70.54%      88.14%
Total number of open accounts (at period-end).................             59,461      27,023      76,160
Average balance per retail customer (in Pesos)................          Ps. 2,117   Ps. 2,030   Ps. 2,160
Reserve for doubtful accounts as a percentage of gross retail
   receivables................................................              10.04%      24.20%      20.71%
Cost of receivables financing(2)..............................                5.2%       11.0%        3.3%

----------
(1)   Includes mark-up on installment sales.

(2) In Latin America, credit is financed through our operations. For this reason, the cost of receivables financing is measured by the opportunity cost of money measured by each country's interest rate. Source: Banco de Guatemala, Banco Central de Honduras and Banco Central de Reserva del Peru.

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

      The following table sets forth certain information based on our estimates concerning our primary competitors in the three Latin American countries outside Mexico in which we operate:

        Country      Competitor     Estimated Number of Stores
       ---------   --------------   --------------------------
       Guatemala   Agencias Way                54
                   Distelsa-Max                24
                   Tropigas                    19
                   Curacao                     12

       Honduras    Curacao                     26
                   Tropigas                    15
                   Jetstereo                    7

       Peru        Carsa                       53
                   Curacao                     40
                   Efe                         18
                   Hiraoka                      3
                   Ripley                       5
                   Saga-Falabella               8

----------
      Source: Grupo Elektra's Market Research and Intelligence Area and Companies' websites.

Employees

      As of December 31, 2003, we employed approximately 584 people on a full-time basis in our international operations (including store, credit and collections and corporate and administration employees). We employ part-time employees to meet seasonal demand as necessary. None of our employees in the Latin American countries outside of Mexico in which we operate is represented by a union. We believe that our relations with these international employees have been good since inception in 1997. Grupo Elektra has never been subject to a strike by our international employees.

      Collection

      We have approximately 369 employees dedicated to installment sales collections and investigations related to purchases of merchandise at our international Elektra stores. Customers make their weekly payments in person at Elektra stores, which are open seven days a week, from 8:00 a.m. to 8:00 p.m. In the event that the customer misses two consecutive weekly payments, our collectors visit the customer in person at least once a week. If total arrears exceed eight weekly payments, a credit sales supervisor will visit the customer weekly. When the customer's arrears exceed 13 weekly payments, the matter is referred to our legal department, which sends an attorney to the customer's house or place of business to attempt to settle the collection matter. In the event that a customer's total arrearages exceed 16 weekly payments, we may institute judicial procedures to settle the claim by obtaining a court order for attachment of the customer's assets. However, our policy is to attempt first to reach an agreement with the customer whereby the customer resumes payment or the merchandise is returned.

      In addition Elektra has the following staff of regional investigators as follows:

                                     Credit Staff as of
                          Region     December 31, 2003:
                         ---------   ------------------
                         Guatemala          157
                         Honduras           100
                         Peru               112
                         Total              369

      Training

      We have an extensive in-house education program to train new employees, keep current employees informed of additions and modifications to our operating procedures and demonstrate new products. New store employees generally receive two weeks of training prior to assuming responsibilities, and new store managers, credit managers, sales and credit regional managers receive three months of training at each of the Centro de Diseno Instruccional (previously known as Elektra University), located in Guatemala, Honduras and Peru. In addition, we offer continuing education programs to our existing employees. Training consists of both product training and classes focused on the social and personal attributes important for the particular position.

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

      Strength of Retail Brand Name

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

      Opportunities for Creating New Value in Salinas y Rocha

      We have successfully introduced a number of our banking and financial products and services in Salinas y Rocha stores, including the consumer credit services offered by Banco Azteca at Elektra stores. In addition, we have increased our television advertising efforts in order to promote products offered in Salinas y Rocha stores. As a result, management believes that the expanded variety of products offered at Salinas y Rocha stores should result in higher levels of sales and customer satisfaction.

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

Property

      As of December 31, 2003, Salinas y Rocha leased 61 stores and owned 27 stores.

Merchandise

      Salinas y Rocha stores sell a combination of electronic goods, small appliances, white goods and furniture. Furniture provides larger profit margins than electronics and appliances. As a result of the fact that Salinas y Rocha stores sell a higher percentage of furniture (approximately 25% of Salinas y Rocha's total sales) relative to the percentage of furniture sold in Elektra stores (approximately 17% of Elektra's total sales), the potential consolidated gross margins for Grupo Elektra could be enhanced.

Consumer Financing

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

     In December 2002, Salinas y Rocha discontinued its installment sales program and Banco Azteca began providing consumer credit services to Salinas y Rocha's customers.

      Salinas y Rocha stores currently provide to customers a choice of a cash price or an alternative biweekly credit purchase price through Banco Azteca's credit program. Salinas y Rocha customers can choose to pay the loan given by Banco Azteca for the purchase of the merchandise we sell in our stores on a biweekly basis for periods of 13, 26, 39, 53 or 65 weeks. During 2003, Salinas y Rocha's credit sales mix was 50.3% credit and 49.7% cash. For the year ending December 31, 2003, Salinas y Rocha's 65 week plan represented 25.9% of sales, the 53 week plan 20.1%, the 39 week plan 17.1%, the 26 week plan 30.7% and the 13 week plan 6.2%.

      The following table sets forth, as of December 31, 2003, certain information regarding Salinas y Rocha's installment sales and credit consumer service operations under our ownership:

                                                                         As of and for the year
                                                                           ended December 31,
                                                              --------------------------------------------
                                                                        2001     2002(4)    2003
                                                                       -------   -------   ------
                                                              (in millions of Ps. as of December 31, 2003)
Accounts receivable retail customers (at period end)(1)....              319.3       0.8     0.1
Installment sales as a percentage of merchandise
   revenues(2).............................................               65.6%     62.4%   49.7%
Total number of open accounts (at period end)..............            106,961       301     208
Average balance per retail customer (in Pesos).............            2,985.1   2,570.1   482.1
Reserve for doubtful accounts after reduction for
   write-offs as a percentage of gross retail receivables
   before write-offs.......................................                4.4%     61.2%   83.4%
Annualized weighted average cost of receivables
   financing(3)............................................               12.1%     11.1%    0.0%

----------
(1)   Net of allowance for doubtful accounts.

(2)   Includes mark-up on installment sales.

(3) Includes factoring and unsecured bank debt used to finance the receivables.

(4) In December 2002, Banco Azteca replaced Elektrafin in the provider of consumer credit services at our Salinas y Rocha stores.

      Credit Approval and Collection

      Prior to Grupo Elektra's acquisition of Grupo SyR, Salinas y Rocha's credit approval and collection procedures were conducted through regional credit centers, each of which was responsible for the implementation of these procedures for a number of Salinas y Rocha stores. After Grupo Elektra's acquisition of Salinas y Rocha, the operations of its regional credit centers were discontinued. Since December 2002, when Banco Azteca began to provide consumer credit services, credit approval and collection procedures of Salinas y Rocha's credit sales are now conducted by Banco Azteca's credit managers, investigators and collectors located in each Salinas y Rocha store. In addition, credit approval and collection procedures are now substantially similar to those of Elektra's credit sales financed through Banco Azteca, except that Salinas y Rocha offers customers biweekly credit sales.

Employees

      At December 31, 2003, approximately 613 employees worked in Salinas y Rocha's operations (excluding corporate and credit staff), compared to 722 in 2002. The decline in the number of employees is a result of the closing of 8 stores during 2003 and the reallocation of employees related to our credit operations to Banco Azteca. Salinas y Rocha has never experienced a labor strike, as none of its employees belong to a union and management believes that it has good employee and labor relations. During 1999, management converted all employee compensation to the system currently utilized by Grupo Elektra, which consists in a weekly sales commission for our sales personnel and store managers, based on the weekly profits of the store. In addition, we have converted all employee benefit plans to those currently provided by Grupo Elektra, including medical, life and pension benefits.

                                     THE ONE

      The One was our chain of clothing stores. In the third quarter of 2002, we discontinued the operation of The One stores. Of these stores, 53 were converted to the Elektra format, 13 were converted to the SyR format and 31 were converted to the Bodega de Remates format. At December 31, 2002, there were no The One stores in operation.

      For the years ended, December 31, 2001 and 2002, The One stores generated sales of Ps.678.9 million and Ps.324.1 million, respectively.

Merger

      On September 30, 2003, Grupo Elektra initiated a corporate reorganization in order to make its corporate structure more efficient. As a result of this reorganization, T.H.E. O.N.E., S.A. de C.V. merged with and into Elektra del Milenio, S.A. de C.V.

                                  BANCO AZTECA

General

      On March 25, 2002, we received a banking license from the Mexican Ministry of Finance (Secretaria de Hacienda y Credito Publico, or "SHCP"). This license was published in the Diario Oficial de la Federacion (the "Federation Official Journal") on April 4, 2002 and began to take effect the following day. We incorporated Banco Azteca as a Multiple Banking Institution pursuant to the Credit Institutions Law (Ley de Instituciones de Credito, or "LIC") on May 23, 2002. Banco Azteca opened for business in October 2002, and began extending credit on December 1, 2002.

      Initially Banco Azteca was authorized under Mexican law to provide a limited range of banking services, which include among others extending credit, accepting deposits, investing in securities and issuing debt. On July 28, 2003, Banco Azteca applied to the SHCP for an amendment to its bylaws in order to enhance its banking services. This authorization was granted by the SHCP to Banco Azteca on November 21, 2003, after having analyzed the results of the auditing done by the SHCP to Banco Azteca, and before Banco de Mexico and CNBV agreed to grant this authorization. As a consequence, Banco Azteca's authorized activities and services include among others the following: receiving deposits; extending loans and credits; investing in securities; issuing indebtedness; credit cards; securities repurchase and reverse repurchase agreement transactions; financial factoring operations; securities trading; commodities and US foreign exchange transactions; trust operations; leasing operations, and other multiple banking and financial transactions, in accordance with Mexican banking regulations.

      When Banco Azteca was constituted its business strategy was based on providing savings and financing services to those market segments which have been traditionally not covered by commercial banks in Mexico. Banco Azteca's main operational advantages include our extensive experience in providing financing and savings products, a supply network of more than 800 branches, the popular recognition of products like "Credimax" and "Guardadito", and the large number of clients that Elektra has made available to it.

      In order to fund its lending activities, Banco Azteca seeks to attract deposits through its branch network. Banco Azteca started offering savings accounts (called "Guardadito" accounts) in October 2002, when it acquired from Banco Serfin (currently Banco Santander Serfin) 819,000 Guardadito accounts, with a total balance of Ps.425 million. As of December 31, 2002, and 2003, Banco Azteca had attracted a total of Ps.785 million and Ps.3,103 million respectively, in savings deposits, comprised of 1,098,800 and 2,984,623 savings accounts in 2002 and 2003, respectively, with an average balance of Ps.719 in 2002 and Ps.1,039 in 2003.

      On December 1, 2002, Banco Azteca began rendering consumer credit services in all our store formats, replacing Elektrafin's prior installment sales service. In addition to offering savings accounts and extending credit to customers to finance their purchases of consumer goods in our stores, Banco Azteca also offers additional banking products and services.

Target Market

      Banco Azteca's target market specifically is the Mexican middle class, the C and D groups, a segment which has been traditionally not covered by commercial banks in Mexico.

Branches

      As of December 31, 2003, Banco Azteca operated 814 branches, consisting of 639 branches in Elektra stores, 87 branches in Salinas y Rocha stores and 88 branches in Bodega de Remates store. Banco Azteca also operates eight stand-alone branches and 36 kiosks in third-party locations.

Products and Services

      Credit Products:

      Banco Azteca currently offers two principal kinds of credit products or loans: (i) installment sales credit, and (ii) personal loans. These products are offered both through our Elektra stores and, to a limited extent, through third party channels.

      Installment Sales Credit: This credit is granted for the purchase of products that we sell in all our Mexico store formats. The credit is granted in 13, 26, 39, 43, 53 and 65 week-terms, with weekly payments; in the case of credit granted in our Salinas y Rocha stores, payments are made every fifteen days. Payments are made by the customer directly at the Bank's in-store branch at that store.

      The following chart describes the distribution (by percentage of the credit granted) of these credits as of December 31, 2003:

                    Weekly Payments   % of the credit granted
                    -----------------------------------------
                        13 weeks                 2%
                    -----------------------------------------
                        26 weeks                14%
                    -----------------------------------------
                        39 weeks                13%
                    -----------------------------------------
                        43 weeks                 2%
                    -----------------------------------------
                        53 weeks                57%
                    -----------------------------------------
                        65 weeks                11%

      As of December 31, 2003, the average term of the Bank's installment sales credit portfolio was 48 weeks.

      Personal loans: This kind of credit is granted to any individual, regardless of whether they are customers that have previous credit experience with the Bank. The credit application, review and approval processes are essentially the same as those used for our installment sales loans. As of January 2004, the maximum loan amount for personal loans was Ps.10,500. Loans of this type are granted for 13, 26 and 39 week terms.

      The following chart shows the distribution (by percentage of the credit granted) of these credits as of December 31, 2003:

                    Weekly Payments   % of the credit granted
                    -----------------------------------------
                        13 weeks               1.00%
                    -----------------------------------------
                        26 weeks               8.29%
                    -----------------------------------------
                        39 weeks              90.71%

      Third-party channels: During the third quarter of 2003, Banco Azteca began offering installment sales credit to customers of companies that are engaged in the sale of retail goods such as consumer building materials, clothing, perishables, accessories and household goods, mattresses, etc. These third-party arrangements are offered under banking services agreements between Banco Azteca and the third-party merchant.

      As of December 31, 2003, Banco Azteca had established 36 banking kiosks within the in-store facilities of the companies with which Banco Azteca has reached these banking services agreements. The credit application, review and approval processes for credit extended through Banco Azteca's third party arrangements are essentially the same as those used by Banco Azteca for its Elektra-based credit activities.

      As of December 31, 2003, Banco Azteca had a total of 2.7 million active customer accounts that represented a total portfolio of Ps.11,567 million, consisting of Ps.10,475 million in installment sales loans, Ps.982 million in personal loans and Ps.110 million in installment sales loans made through third-party channels, respectively.

      Credit Approval

      Approval for consumer credit for the purchase of electronics, appliances, telephones, white goods or furniture is presently conducted through Banco Azteca. The approval process requires the customer to complete an application form, execute a credit contract and a promissory note, provide an official form of identification containing a photograph, a recent payroll receipt (or income tax payment receipt where an individual is self-employed), and evidence of home ownership, such as a receipt for property taxes. In addition, a second party is normally required to guarantee the promissory note if the customer does not meet the applicable financial requirements or does not own a home. In case the client does not have a recent payroll receipt or income tax payment receipt, the credit will or will not be granted depending on the results of the personal visit test. Banco Azteca investigates the customer's and second party's credit prior to delivering the merchandise. Generally, Banco Azteca will not grant the customer credit if the weekly payments would be in excess of 5% of the customer's weekly gross income or 20% of the customer's monthly gross income. Since there is no credit bureau in Mexico that reports on consumer credit (other than on more affluent consumers with credit cards), an employee of Banco Azteca personally visits the customer's residence to confirm the accuracy of the credit application. Although these policies and procedures are generally applied throughout our retail sales network, store managers and credit managers have the discretion to deviate, within certain limits, from these policies when they find it is appropriate. The verification period usually takes less than 24 hours. If approved for credit, the customer makes weekly payments in cash at the store where he made the purchase.

      As of December 31, 2003 Grupo Elektra had processed and carried out investigations on over six million credit applications, creating a valuable computerized database of information on our customers which is now used by Banco Azteca. Consumer credit services rendered through our stores are documented by credit contracts and fixed-term promissory notes with fixed weekly payments and stated interest, if any, which vary depending on the product that is being purchased and the term in which it will be paid. These promissory notes provide for a penalty interest rate in the event that payments are not made when due. Such penalty interest is computed daily on the past due payments until the payments are current.

      The process for the approval for consumer credit offered through the Bank's third-party channels is substantively the same as the process described above for our Elektra credit activities.

      Savings Products

      As of December 31, 2003 Banco Azteca had two savings products:
"Guardadito" and "Inversion Azteca".

      Guardadito: The Guardadito consists of a savings account that is opened with a minimum balance of Ps.50.00; in the event a customer balance falls below Ps. 50.00, Banco Azteca collects a monthly commission of Ps.11.50.

      As of December 31, 2003, Guardadito had a total of 2.9 million Guardadito accounts aggregating Ps.3,103 million, with an average balance of Ps.1,040.00.

      Inversion Azteca: In February 2003, Banco Azteca introduced a new savings product named Inversion Azteca. This product consists of a deposit that is withdrawable on demand but that is rewarded with higher interest rates, depending on the term selected by the customer, if the deposit is not withdrawn prior to its maturity; it can be opened with a minimum balance of Ps.5,000.00.

      As of December 31, 2003, the terms and annual interest rates of Inversion Azteca were:

                              Term (in days)   Rates
                              ----------------------
                                     30         4.00%
                              ----------------------
                                     60         4.25%
                              ----------------------
                                     90         4.50%
                              ----------------------
                                    180         5.00%
                              ----------------------
                                    270         5.25%
                              ----------------------
                                    360         6.00%

      The requirements of Inversion Azteca are: to have an average monthly balance of at least Ps.5,000. If the account does not maintain the minimum average monthly balance, a commission of Ps.11.50 is charged for administrative expenses. In the event the client makes a withdrawal before maturity, a commission of Ps.92 is charged if the withdrawal is lower than Ps.5,334; if the withdrawal is greater than such amount, Banco Azteca charges a commission of 1.5 % on the amount of the withdrawal.

      Additional Services

      During 2003, Banco Azteca introduced additional services to its customers, including the following: (i) the establishment of a website where customers may consult their balances and movements, make transfers between their own accounts and third parties' accounts from the same bank, make transfers to other banks in amounts lower than Ps.50,000 that are credited the next day (TEF) and amounts greater than Ps.50,000 that are credited the same day (SPEUA), change debit card PINs and pay bills; (ii) the implementation of a Hot Line where information on balances can be obtained, theft or loss of debit cards can be reported, and complaints for charges or transactions not recognized by the costumer can be filed; (iii) installation of a network of 50 Banco Azteca automatic teller machines (ATMs) inside selected Elektra stores; and (iv) employee payroll services for the subsidiaries and affiliated companies of Elektra.

Anticipated Growth and New Products

      In 2004, we expect to achieve substantial growth in our loan and deposit taking activities and balances. In addition, during 2004 Banco Azteca expects to begin offering a variety of new banking products and services, such as:

            Micro-payments Card, a debit card that will be linked to a savings account in Banco Azteca where only the deposited balance may be used. This balance may also come from a credit granted by the Bank. Furthermore, this card will allow the customer to have access to automatic tellers, electronic terminals in stores and it may be used as a prepaid card for telephone calls at any public phone.

            Car-Credit, to purchase used cars not older than 7 years, with a 50% down-payment or 40% for 2001 models or newer, or for customers with previous credit experience with Banco Azteca. As is the case with other credit products, the weekly payment that the customer will make will vary according to his/her capacity to pay. The term for this credit will be of up to 24 months.

            Mortgage Credits are real estate-secured loans which will be granted for a term of up to 20 years, with a down-payment beginning at 15% and with a credit limit starting at Ps.150,000 and up to Ps.1,600,000, with an interest rate of 15%.

            Taxi Loans, a term loan offered jointly with the Government of Mexico City to assist taxi operators to renew and maintain their vehicles.

            Term Student Loans, will be offered to students looking to obtain a superior private education. This product will include a partial scholarship requiring the student to pay 20% of the tuition, with Banco Azteca lending the remaining 80%.

            Automatic Payment of Bills, to allow Banco Azteca customers arrange the automatic periodic payment of telephone, electricity and other bills from a linked savings account or debit card.

      Also, we intend to further emphasize credit sales to increase the number of our potential customers and their purchasing power, and to effectively manage our credit sales program in order to maintain the profitability and quality of our credit portfolio. We are considering additional opportunities in the financing area that permit us to leverage our customer base, our store network and our consumer finance competencies.

Collection

      Our collection practices and repossession procedures are performed by Banco Azteca and are regulated under the Mexican Commercial Code, the Consumer Protection Act and the Mexican Civil Code. In Latin America, the collection practices and repossession procedures are still done under Grupo Elektra's Credimax and are regulated by each country's commercial, civil and consumer protection laws and regulations.

      The collection process is performed by the same credit executive that previously investigated the client, a practice that allows us to get to know our clients better, and also to know where they live and where to locate them in case of a contingency. Our successful collection operations are supported by a sophisticated segmentation system implemented across the country, whereby the country is divided into six credit and collection divisions. These six divisions are, in turn, divided into 72 regional credit and collection divisions, each of which is in charge of 12 to 15 branches that collect and authorize credits.

      Apart from this segmentation system, the success of our collection operations is based on our in-depth knowledge of our clients and, in particular, on the weekly visits paid to our clients to collect past-due payments as from the first week the client defaults on a payment.

Banco Azteca's Directors, Senior Management and Employees

      Board of Directors

      Banco Azteca's Board of Directors comprises nine Regular Members, out of which 4 are independent, thus complying with Article 21 of the Ley de Instituciones de Credito, or "LIC" (the Banking Regulation), which requires that Mexican banks have a minimum of 5 and a maximum of 15 regular members, provided that at least 25% of the same shall be independent directors.

      The Board of Directors meets on a quarterly basis, and oversees and directs all aspects of the Bank's organization, operations, business strategies, budgets, financial and operational results, financial and risk management, internal controls and compliance matters.

      Furthermore, Banco Azteca's Board of Directors has established Board Committees as required by Mexican regulations. The most important of Board Committees are:

            Audit Committee: The purpose of the Audit Committee is to oversee and review, in collaboration with the Bank's Director General for Financial Services, the attainment of the Bank's financial objectives, goals and programs, and to assure that the Bank's reporting and information systems accurately report the Bank's financial results and condition and provide adequate support to the Bank's financial decision-making functions.

            Regulatory and Better Practices Committee: Its purpose is to help the Board of Directors in all the activities which tend to assure that the Bank complies with the legal framework of the financial authorities, that the internal policies and procedures are honored, and in general, that prevailing industry conduct and better practices standards are observed.

            Investments Committee: The purpose of the Investments Committee is to give strategic support to the Office of the Bank's Chief Executive Officer and to the areas under its supervision, as the case may be, in the evaluation of investments required for the attainment of the Bank's objectives, goals and programs that lead to the strengthening of the business plan.

            Credit Policies Committee: The purpose of the Credit Policies Committee is to cooperate in a strategic manner with the Board of Directors in the analysis, evaluation, authorization and qualification of the credits, for compliance with the Bank's objectives, goals and programs.

            Risk Management Committee: The Risk Management Committee develops and oversees the Bank's policies, procedures and methodologies for the identification and management of the diverse financial and operational risks to which Banco Azteca is exposed in its day-to-day operations, the creation, monitoring and enforcement of position and other risk management limits established by the Bank, and the review and approval of exceptions to the same.

            Assets and Liabilities Management Committee: The purpose of the Assets and Liabilities Management Committee is to monitor, analyze, manage and reduce the exposure of this risk following the guidelines established by the Board of Directors of Banco Azteca. The Committee is also in charge of monitoring the Bank's liquidity, of designing strategies to manage the interest risk of the Bank's assets and liabilities, of overseeing the operative limits and management of the treasury of the Bank, and of supervising the Bank's compliance with the guidelines and strategies established by the Committee.

Banco Azteca's Risk Management

      Banco Azteca conducts its business based on sound principles of commercial banking that seek to create and maintain a conservative, non-speculative risk profile. To that end, the Bank has developed and implemented goals, policies and procedures for risk management that are consistent with the Bank's basic operating principles and are based on the prevailing legal and regulatory framework for Mexican banks, as well as domestic and international "best practices" in bank risk management.

      The Bank has established a Risk Management department, which is in charge of the development and implementation of procedures for identifying, measuring, monitoring, limiting, controlling, and reporting the component and aggregate risks (quantitative and qualitative) to which the Bank is exposed in its operations, taking into account legal, regulatory and external factors beyond the Bank's control. The Bank considers risk administration to be an essential element of its organizational culture. The Bank therefore devotes substantial resources to its risk administration systems, in order to assure the more effective and efficient measurement, monitoring, limitation, control and reporting of the various risks to which the Bank is exposed.

      In the identification and management of its banking risks, Banco Azteca has identified five principal categories of risk that are inherent to the nature and scope of its present banking activities: operational risk, market risk, credit risk, liquidity risk and legal risk.

      Operational Risk

      Operational Risk is defined as the potential loss the Bank may suffer from technical faults or mistakes in our: (i) information systems, (ii) internal controls or (iii) transaction processing.

      Currently, Banco Azteca is implementing statistical bases for the creation of an operational risk methodology in accordance with the rules and guidelines established by the Basel Committee. These rules and guidelines from Basel will be fully effective in 2007.

      Market Risk

      Mexican regulations define market risk as the probability of loss derived from fluctuations in interest rates, prices and exchange rates affecting the Bank's assets and liabilities transactions. To measure this risk, the Bank has implemented the Value at Risk (VaR) methodology developed by Risk Metrics (Varianza-Covarianza). In general, this methodology estimates the maximum value that a portfolio position may decline over a specified holding period within a stated confidence (or reliability) level. Using this methodology, the Bank calculates VaR using temporary horizons of 1 day, 1 week and 1 month and reliability levels of 95% and 99%.

      In keeping with the Bank's overall conservative philosophy and risk profile objectives, the Bank has invested its available cash and other surplus funds in Mexican government securities, thereby achieving a low market exposure level.

      Credit Risk

      The Bank's credit risk is defined by regulation as the potential loss that may result from the failure of the Bank's borrowers and debtors to make payments of interest and principal when due, or the failure of a counterparty in a bank financial transaction to perform its obligations according to the terms and conditions of that transaction.

      To measure its credit risk exposures, the Bank estimates its expected losses on its financial transactions taking into consideration the credit quality of the debtors or counterparties involved, as well as any guarantees, security interests or other credit support provided by or on behalf of those debtors or counterparties.

      The Bank determines the expected and possible total losses in its consumer credit portfolio in accordance with the actuarial methodology of Credit Risk + (an international measure developed by Credit Suisse) which estimates and calculates probable losses in a loan portfolio by reason of the failure of borrowers to comply with their payment obligations. The Bank also benefits from Grupo Elektra's extensive experience in the granting of consumer credit to its target customer base, which draws extensively on the Group's expertise in credit analysis, administration and collection tasks that are specifically designed to meet the credit needs of its customer base while at the same time assuring strong loan portfolio performance and high levels of recoveries.

      As of December 31, 2003, the maximum total estimated losses in the Bank's loan portfolio were calculated at Ps.130 million.

      Liquidity Risk

      Liquidity risk is the probability of a loss inherent to the anticipated or required sale of financial instruments at prices below market average, as well as the inability to renew or assume new liabilities under normal conditions.

      The Assets and Liabilities Management Committee and the Treasury Area of Banco Azteca monitor, analyze, manage and reduce the exposure of this risk following the guidelines established by the Board of Directors of Banco Azteca. The Committee is also in charge of monitoring the Bank's liquidity, of designing strategies to manage the interest risk of the Bank's assets and liabilities, of watching over the operative limits and management of the treasury of the Bank, and of supervising compliance with the guidelines and strategies established by this Committee. Furthermore, the main objective of the Treasury Area of Banco Azteca is to assure the payment of the Bank's liabilities according to the maturity of each liability. This is carried out by an efficient asset-liability management process and close monitoring of the Bank's cash flows.

      Furthermore, management believes Banco Azteca's liquidity risk is low because of the following:

      On the liabilities side, Banco Azteca has over four million deposit accounts averaging approximately Ps.3,000 each; the possibility that all these four million depositors withdraw their money at once is practically zero. This reduces the liquidity risk in order to pay Banco Azteca's liabilities.

      On the asset side, Banco Azteca has a recovery rate of approximately 98% of all its loans, which average less than one year in maturity. In addition to this the Bank has reserves of up to 226% of its past due loan portfolio. In addition, Banco Azteca's marketable securities are comprised of (i) overnight investments (25% of such securities) and (ii) highly liquid government bonds (75% of such securities). Banco Azteca also has daily interbank liquidity lines available for up to Ps.490.0 million and credit lines with other banks for up to Ps.2,000.0 million. Management believes that these factors, when taken together, place the Bank in a comfortable liquidity situation.

Legal Risk

      Mexican regulations define a bank's legal risk as the risk of loss to the Bank that may arise from its failure to comply with applicable legal, regulatory and administrative requirements, the taking of adverse administrative and judicial actions against the Bank, and the imposition of penalties and sanctions against the Bank in connection with its operations. The Bank also includes within legal risk the possibility of losses that may result from the outcome of any legal actions in which it is a defendant or respondent, or a plaintiff. For each significant legal action which is pending and has not been finally determined, the Bank establishes a contingent liability for that action, based on the analysis of lawyers engaged for these matters, at each procedural stage of the action. Upon the final disposition or termination of the action, losses are calculated and recognized by the Bank as appropriate.

Capital and Reserves

      Risk-Based Capital

      Pursuant to capital adequacy guidelines adopted by the Ministry of Finance, Banco Azteca is required to maintain specific levels of risk-based capital, stated as a percentage of the Bank's "risk-adjusted" assets on an unconsolidated basis. The Bank's risk-adjusted assets are computed by applying specific market risk and credit risk-weighting factors to the Bank's assets. Under Mexican banking regulations, banks must maintain total capital equal to 8% of risk-weighted assets. Tier 1 capital must represent at least 50% of total capital and consists of those items defined in applicable regulations as core capital elements. Core capital elements include common stockholders' equity; qualifying non-cumulative, non-redeemable perpetual preferred stock; and minority interests in the equity accounts of consolidated subsidiaries. Core capital excludes goodwill and certain other intangible assets required to be deducted in accordance with applicable regulations. See "--Regulation--Regulations Affecting Banco Azteca."

      The table below presents the calculation of the Bank's total risk-based capital by credit and market risk:

                                   (Amounts in millions of pesos)
                                           December 2002                  December 2003
                                   ------------------------------   -------------------------
                                    Amount     Capital Required     Amount    Capital Required
                                   --------   -------------------   -------   ----------------
     Market Risk-Adjusted Assets     117.0           9.0            1,111.7         88.9
     Credit Risk-Adjusted Assets     475.0          36.5            5,476.5        438.1
                                     -----          ----            -------        -----
     Total Risk-Adjusted Assets      592.0          45.6            6,588.2        527.1

                                    Amount   Percentage   Amount   Percentage
                                    ------   ----------   ------   ----------
     Net Capital                     151.8      25.64%     744.6     11.30%
                                     -----      -----      -----     -----
     Minimum Required
        Risk-Based Capital            47.4       8.00%     527.1      8.00%
     Excess of Risk-Based Capital    104.4      17.64%     217.6      3.30%

      Market Risk

      Mexican regulations require commercial banks to maintain regulatory capital against the market risk reflected in bank assets. For these purposes, market risk is defined as the impact on a bank's capital of the repricing gap between its assets and liabilities, and its currency mismatches.

      Credit Risk

      Under Mexican banking regulations, credit risk-adjusted assets are those assets that are exposed to potential losses as a result of a borrower's inability or unwillingness to comply with the terms of its obligations by reason of the borrower's financial capacity or unwillingness to pay. Mexican regulations assign credit risk-weighted assets to one of several percentage-based risk-weighing categories that generally reflect the overall creditworthiness of that class of assets. Certain categories of obligations are subject to alternative risk-weighting percentages, including:

      o The Banco de Mexico, the Mexican Federal Government and IPAB - 0% risk-weighting percentage.

      o Banking institutions and public trustees - 20% risk-weighting percentage.

      o     Private obligors -- 100% risk-weighting percentage.

      o Mexican banking regulations also assign a 115% risk-weighting percentage to obligations of related borrowers.

      The table below shows the Bank's primary and supplementary risk based capital, categorized by type of risk:

                                             2003                        2002
                                   -------------------------   -------------------------
                                                 Market and                  Market and
     % of assets at risk           Credit risk   credit risk   Credit risk   credit risk
     -------------------           -----------   -----------   -----------   -----------
     Primary capital                  12.51%        10.40%        30.78%        24.67%
     Supplementary capital             1.09%         0.90%         1.22%         0.98%
                                      -----         -----         -----         -----

     Total risk-based capital         13.60%        11.30%        32.00%        25.65%
                                      =====         =====         =====         =====

     Credit risk-adjusted assets                    5,476                         475
     Market risk-adjusted assets                    1,112                         117
                                                    -----                       -----
     Total risk-adjusted assets                     6,588                         592
                                                    =====                       =====

Employees

      As of December 31, 2003, Banco Azteca's workforce consisted of a total of 10,634 employees, including corporate personnel, comprised: 370 corporate employees, 5,739 credit operations employees and 4,525 service employees at branch tellers. Banco Azteca does not have employees directly, as personnel services are provided by other subsidiaries of Elektra under agreements between the Bank and those subsidiaries.

      Training

      We have an extensive in-house education program to train new employees, keep current employees informed of additions and modifications to our operating procedures and demonstrate new products. New banking employees generally receive two weeks of training prior to assuming responsibilities, and new credit managers and credit regional managers receive three months of training at the Centro de Diseno Instruccional (previously known as Elektra University), located in Mexico City or at their operating areas through a training coordinator. In addition, we offer continuing education programs to our existing employees. Training consists of both product training and classes focused on the social and personal attributes important for the specific position.

      During the last two years CDI's main objective was focused on training Banco Azteca's employees in order to assure that our banking employees satisfy the requirements established by the Comision Nacional Bancaria y de Valores's (the National Banking and Securities Commission, or "CNBV"), as well as the training on the new banking products and services.

Competition

      Banco Azteca serves a market that traditionally has been underserved by the Mexican commercial banking sector. We attribute this fact to a variety of contributing factors, including the high service costs associated with serving Banco Azteca's target market resulting from the labor-intensity of the credit review, approval and administration process and the frequency of required payments, high collection costs, high legal costs, the lack of cost-efficient credit reports or records on customers in this market and the broad geographical dispersion of this target market. Banco Azteca, however, has been able to minimize these costs through the use of Elektra's well-developed and cost-efficient consumer credit infrastructure. Accordingly, at this time we do not believe that the traditional commercial banks in Mexico represent an important source of competition for Banco Azteca, although there can be no assurance that this will not change in the future.

          The primary competitors of Banco Azteca include (i) the Sociedades Financieras de Objeto Limitado, or "Sofoles" (credit companies), which may grant credit only for limited purposes, (ii) the Popular Savings Funds which are located in population areas that are also served by the Bank, and (iii) the network of informal credit facilities and arrangements that exist in the Mexican economy. As of the end of the second quarter of 2004, the Sofoles in the aggregate had achieved an average of 268 thousand customers per year with an average aggregate balance of Ps.2,053 million in loans, representing a market share of approximately 1.7% of the Bank's target market. As of the same time, total loans made by the Savings Funds in the aggregate, through a network of 374 thousand sales points through Mexico, amounted to Ps.300 million with a target market penetration of 2.3%.

Securing Funds

      During 2003, earnings from our Guardadito and Inversion Azteca deposit products grew 831% from the end of 2002. In addition, deposits received by the Bank during 2003 amounted to 168% of the Bank's loan portfolio as of December 31, 2003, resulting in a net funding surplus of Ps.3,105 million. The Bank invested this surplus in a low-risk portfolio of Mexican Government securities, and high-quality liabilities of reputable financial institutions.

Investments

      The Bank invests available funds in a low-risk portfolio of Mexican Government securities, and high-quality liabilities of reputable financial institutions, with the stated objective of realizing an interest margin of at least 200 bps over the costs of funds. As of December 31, 2003 this margin was 202 bps.

      The portfolio's composition as of December 31, 2003 was as follows:

                    Instrument   Acquisition Cost   Market Value
                    ----------   ----------------   ------------
                                  Amounts in millions of pesos
                    CETES                50                50
                    BPAS                216               218
                    BREMS               192               192
                    BPAT              1,510             1,522
                    BOND 182            611               623
                    BANK NOTE           500               500
                                      -----             -----
                    TOTAL             3,079             3,105
                                      =====             =====

Capital Contributions

      As of June 2003, we had made the following capital contributions to Banco
Azteca:

                         Month            Amounts in millions of Ps.
                         --------------   --------------------------
                         September 2002           Ps. 227.5
                         December 2002                 50.0
                         January 2003                 130.0
                         February 2003                 95.0
                         March 2003                    77.6
                                                  ---------
                            Total                 Ps. 580.1
                                                  =========

      It is very likely that we will make future capital contributions in order to fulfill Banco Azteca's financial needs and comply with Mexican banking regulations.

                               ADDITIONAL SERVICES

Money Transfer Business

      Through our operations in Mexico, we participate in two separate sectors of the money transfer business. Through "Dinero en Minutos" and "Dinero Dia Siguiente", we act as paying agent in Mexico of electronic money transfers initiated by agents of Western Union Financial Services, Inc. to transfer funds electronically from abroad, primarily originating in the United States, to Mexico. In addition, our Elektra, Salinas y Rocha and Bodega de Remates stores offer customers electronic money transfer services within Mexico under the brand name "Dinero Express." During 2003, we generated Ps.706.4 million in revenue from Dinero en Minutos, Dinero Dia Siguiente and Dinero Express.

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

      In January 1996, Elektra sold its interests in the entities established pursuant to the Joint Venture Arrangement to American Rapid Corporation Inc., a wholly-owned subsidiary of Western Union ("American Rapid"), for US$20 million and received its share of all undistributed net profits in the form of a dividend. In addition, Elektra and Western Union entered into a ten-year Exclusive Services Agreement dated January 11, 1996 (the "Exclusive Services Agreement"), which provided the framework for the continued service by Elektra as an agent for Western Union's Will Call Service in Mexico. Pursuant to the Exclusive Services Agreement, Elektra received US$142 million, which was deposited in escrow with First Bank, National Association (the "Escrow Agent"), in consideration for (i) the services to be rendered pursuant to the agency agreements described below, (ii) terminating the prior agreement relating to foreign exchange gains and (iii) agreeing to certain noncompete covenants. Grupo Elektra has caused the money deposited in escrow to be invested in 2% of the capital stock of each of Elektra, Elektrafin and Importaciones Electronicas Ribesa, S.A. de C.V., each a subsidiary of Grupo Elektra (the "Western Union Transaction"). These subsidiaries in turn applied the funds to repay short-term debt of Grupo Elektra, to reduce accounts payable to our suppliers, to pay a portion of the cash consideration of our investment in CASA (as defined below) and for general corporate purposes. Each year, the escrow agent releases a portion of the shares held in escrow equivalent to US$14.2 million, and pays that amount to us as compensation for our services for the corresponding year.

      Under the Inbound Agency Agreement, dated January 11, 1996 (the "Inbound Agency Agreement"), between Elektra and American Rapid (entered into pursuant to the Exclusive Services Agreement between Elektra and Western Union), Elektra acts as one of the authorized agents used by Western Union to implement and provide the Will Call Service in Mexico. This service consists of the transfer of money originating outside Mexico by persons who pay Western Union's agents an amount in U.S. Dollars (or an appropriate local currency) to be sent to persons in Mexico who receive such amount in Pesos. Grupo Elektra transferred the equivalent of US$646.6 million in 2001, US$759.0 million in 2002, and US$992.0 million in 2003. We believe that we are one of the largest money transfer agents in Mexico. Elektra receives an agency fee in U.S. Dollars in respect of the transactions completed during each month. This agreement expires in January, 2006.

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

      Elektra is the largest paying agent for Western Union in Mexico. We handle approximately 70% of the electronic money transfers of Western Union to Mexico and 7.5% of the total volume of all types of money transfers from the United States to Mexico as reported by Banco de Mexico and an estimated 8.7% of the total volume of all types of electronic money transfers.

      Competition (Dinero en Minutos)

      Elektra's major competitors (as paying agents for Western Union) in the electronic money transfer business to Mexico are Banco Nacional de Mexico, S.A; HSBC (Bital); and Telecomm Telegrafos, a public entity that provides public telegraph services, Internet, e-mail and electronic transfers, among other services.

      Dinero Express

      Dinero Express is the first intra-Mexico money transfer service offered to our target customer group by a major enterprise. From 1998, through December 31, 2002, the number of money transfers handled by Dinero Express grew at a compounded average annual rate of 26.8%. The number of money transfers grew 33.0% during 2003, due primarily to our competitive prices, our territorial coverage and our increased market share. We believe that Dinero Express has brought an increase in store traffic, and that television advertising through TV Azteca has been a large factor in the success of this business.

      February 2004 marked the eighth year in which Dinero Express has been offering local electronic money transfer services throughout Mexico. Realizing the value of this business throughout the years, Grupo Elektra has made constant improvements to make the service more efficient, more secure and faster; and has rewarded those who use it frequently with different promotions from time to time. In February 1998, Dinero Express launched its successful program "Cliente Express" for regular users of the service. The objective is to create loyalty to our service by granting regular users different discounts on commissions charged on the transfers. Frequent clients currently account for more than 50% of the transactions done in this key business line.

Maxifoto (Fotofacil)

      In January 1997, we began offering photo processing services at selected Elektra stores in Mexico under the trademark of "Fotofacil." The photography kiosks at Elektra stores offer products such as film, cameras, photo albums, batteries, frames and audiocassettes, as well as services such as film development and ID photography. The space required in Elektra stores for installation of photography minilabs is approximately 173 square feet (16 square meters). Generally, two specialized salespersons staff each minilab. The average development time for a roll of film is one hour.

      As of December 31, 2003, we had installed Fotofacil kiosks in 183 Elektra stores which generated a total of Ps.90.8 million in revenue.

      On January 2004, our Fotofacil brand changed its name to Maxifoto, as a result of a new merchandising strategy and format designed for this product line. This change is still in a transition process and will require a physical change in furniture and a more complete supply of products and services, including digital services. We expect that this new module image, which we expect will be ready in July 2004 in our 183 existing kiosks, combined with an intense television campaign, will significantly increase sales by the end of 2004.

      Because we are still defining Maxifoto's business strategy, we are unable to estimate at this time the capital expenditures that will be required in connection with this business.

Unefon Agreement

      In November 2000, we entered into a ten-year service agreement with Unefon, S.A. de C.V., an affiliated provider of wireless telecommunications and other telephony products and services in Mexico.

      Pursuant to our agreement with Unefon, we market and distribute handsets, or mobile phones, which we generally purchase from Unefon and then re-sell in our stores. Unefon currently offers handsets manufactured by Nokia, Motorola, LG, Kyocera, Samsung, Withus and Audiovox. We can purchase models of handsets from third parties that will be activated in Unefon's system and sell them in our stores, but in order to do so, we must first obtain Unefon's approval.

      In general, we receive compensation pursuant to this agreement based on the percentage of revenues generated by the sale of handsets and airtime sold in our stores. We receive: (i) a 20% discount on the price of handsets purchased from Unefon, (ii) a 26.5% discount if payment is made within 30 days, (iii) 9% of revenue from all airtime sold at our stores for use on Unefon's network through virtual or prepaid cards (since June 2003), and (iv) 50% of the profits generated by any service Unefon provides that is collected at our stores, other than telephony-related services or airtime sold in our stores through prepaid or virtual cards and other value-added services bundled together with the sale of such cards.

      Unefon is entitled to defer both airtime and interconnection related amounts due during 2000, 2001 and 2002 until the end of 2004 and all amounts due during 2003 and 2004 until the end of 2005. On each due date, Unefon must pay the principal amount due plus interest calculated at a rate equal to the average annual cost of our indebtedness in pesos or U.S. dollars, depending on the currency of the amount due. As of December 31, 2003, as a result of Unefon's right to defer payments, Unefon owed us Ps.76.7 million, including commissions and discounts related to sales of airtime, value-added services and handsets in our stores. This amount represented approximately 28.5% of the merchandise sales, airtime, value-added services and handset revenues generated through our stores in 2003.

      In June 2002, in order to expand the cellular phone product line, Grupo Elektra began offering Telcel products and services in all its stores in Mexico. In July 2002, Grupo Elektra began offering the products and services of Telefonica-Movistar in its stores in Mexico. In October 2003, Grupo Elektra began offering the products and services of Iusacell in its stores in Mexico.

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

      For the year ended December 31, 2003, we sold 127,080 extended warranties. The extended warranties generated Ps.191.3 million in revenue in 2003. The decline in this product line is a result of fewer promotional campaigns implemented during the year.

Computers

      Following a successful pilot program in 2000, we expanded the number of stores selling computers from 450 stores in 2001 to 728 stores in 2002 and 790 stores in 2003. Because computer sales in Mexico have lagged significantly behind sales in the United States during the past ten years, we believe that by targeting our existing customer base we may be able to generate increased revenues and attractive margins through the sale of computers to first-time computer owners.

Telephones (Wireless Products and Services)

      The low penetration of telephony services, which is especially prevalent within the target market of Grupo Elektra, still provides a high growth potential opportunity for this category of products. During the third quarter of 2002, we started selling Telcel and Telefonica MoviStar handsets and air-time at our stores. Then, in the third quarter of 2003 we started to offer Iusacell's wireless products and services also inside our stores. Through this addition, we effectively became one of the most important distributors in Mexico, offering our customers the broadest range in this important product line, as we offer wireless products and services of the four largest wireless companies (Telefonica Movistar, Telcel, Iusacell and Unefon) operating in Mexico.

                              STRATEGIC INVESTMENTS

CASA

      On March 26, 1996, we purchased 35.8% of the capital stock of Comunicaciones Avanzadas, S.A. de C.V. ("CASA"), a holding company through which our Controlling Shareholders own their interests in TV Azteca and Grupo COTSA, S.A. de C.V. ("Grupo COTSA"). CASA indirectly owns (through Azteca Holdings, S.A. de C.V., an intermediate holding company in which CASA holds an 88.9% equity interest) approximately 54.9% of the outstanding common stock of TV Azteca and 54.3% of the outstanding common stock of Grupo COTSA. We acquired our interests in CASA in exchange for capitalizing US$45.4 million of accounts receivable due to us from CASA and its subsidiaries, and paying US$62.2 million in cash, which CASA used to repay bank debt incurred in connection with the acquisition of interests in TV Azteca and Grupo COTSA. We acquired non-voting "N" Shares in CASA, together with the right to exchange such "N" Shares for
226.4 million CPOs of TV Azteca owned by Azteca Holdings (which owns 54.8% of the outstanding stock of TV Azteca). This exchange right allows us to effectively exchange all of the CASA "N" Shares for shares representing approximately 7.6% of TV Azteca's capital stock. Grupo Elektra may make such exchange, in whole or in part, at any time prior to March 26, 2006.

TV Azteca

      In July 1993, an investor group, including the Controlling Shareholders of Grupo Elektra, acquired a controlling interest in TV Azteca, one of Mexico's two over-the-air television broadcasters. TV Azteca owns and operates two national networks, Azteca 7 and Azteca 13. These networks are comprised of 321 television transmission sites located throughout Mexico that broadcast programming at least
23.5 hours a day, seven days a week. Two hundred seventy-three of the network's stations are repeater stations that solely rebroadcast programming and advertisements received from the Mexico City anchor stations. The remaining 44 network stations broadcast local programming and advertisements in addition to the programming and advertisements supplied by the anchor stations.

      TV Azteca is one of the two largest producers of Spanish-language television programming in the world and is the second largest television broadcasting company in Mexico based on audience and market share. TV Azteca has six principal wholly-owned subsidiaries comprised of one Delaware corporation, Azteca International, and five Mexican corporations: Television Azteca, S.A. de C.V. ("Television Azteca"), Azteca Digital, S.A. de C.V. ("Azteca Digital"), Grupo TV Azteca, S.A. de C.V. ("Grupo TV Azteca"), TV Azteca Comercializadora, S.A. de C.V. ("TV Azteca Comercializadora") and Red Azteca Internacional, S.A. de C.V. ("Red Azteca"). Azteca International is a U.S. company that operates the Azteca America Network, a Spanish-language television broadcasting network focused on the rapidly growing U.S. Hispanic market. Television Azteca and Azteca Digital own and operate all of TV Azteca's broadcast assets, including the licenses to operate television transmitters, the Company's transmission equipment and the Company's headquarters and production studios in Mexico City. The majority of payments for advertising on the Azteca 13 network are made through Grupo TV Azteca. The majority of payments for advertising on the Azteca 7 network are made through Red Azteca.

      Azteca 7 Network

      The Azteca 7 network primarily targets middle and upper income adults between the ages of 18 and 44. In 2003, TV Azteca produced 39.9% of the Azteca 7 network's weekday prime-time programming hours and 21.2% of its total programming hours. The network's programming consists primarily of news programs, game shows, sports broadcasts and major feature films. As of December 31, 2003, the Azteca 7 network reached 97% of all Mexican television households.

      Azteca 13 Network

      The Azteca 13 network primarily targets middle income family viewers of all ages. In 2003, TV Azteca produced 97.4% of the Azteca 13 network's weekday prime-time programming hours and 72.5% of its total programming hours. The network's programming consists primarily of telenovelas, reality programs, news programs, talk shows, musical variety programs and sports broadcasts, principally soccer.

      Soap operas are the most popular programming genre in Mexico and are a key factor in attracting the network's target audience. In 2003, TV Azteca produced five telenovelas, two of which were among the top five highest rated, regularly scheduled, prime-time programs on the Azteca 13 network. As of December 31, 2003, the Azteca 13 network reached 97% of all Mexican television households.

Todito.com

      On May 9, 2000, we signed a five-year strategic alliance with Todito.com, an internet portal and marketplace for North American Spanish-speakers. Through our indirect shareholding in TV Azteca, we indirectly own 9.1% of Todito.com. We also were granted options to acquire 3% of Todito's capital stock, and we are currently under negotiations with Todito in order to exercise these options. See "--Our Business--Our Strategy--Todito Agreement" and Item 7, "Major Shareholders and Related Party Transactions--Related Party Transactions--Todito.com."

Unefon

      Through our indirect shareholding in Azteca Holdings, we indirectly own 9.1% of the outstanding shares of Unefon, a provider of wireless telephony services in Mexico. See "--Additional Services--Unefon Agreement" and "Strategic Investments--CASA."

Biper (also known as Movil@ccess) and Iusacell

      We currently own, through our direct shareholding in Importaciones Electronicas Ribesa, 9.2% of the outstanding shares of Biper (also known as Movil@access), a Mexican company that provides wireless e-mail and traditional messaging services.

      On July 29, 2003, Movil@ccess acquired 74.6% of the total capital stock of Grupo Iusacell upon the conclusion of a tender offer for the entire capital stock of Iusacell. Iusacell is a Mexican provider of wireless telephony services.

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

                                   REGULATION

          As a company primarily engaged in offering retail commercial and financial services, Elektra is subject to a diverse array of consumer and financial regulatory requirements under Mexican law, including a comprehensive regulatory regime that governs the activities of Banco Azteca. Some of these regulatory requirements are discussed below.

Consumer Protection Laws

      The Ley Federal de Proteccion al Consumidor (the "Consumer Protection Act"), which regulates consumer installment sales programs in Mexico, became effective on December 24, 1992. Consumer credit services are regulated by the banking regulation of the countries where they are offered. In Mexico neither the Consumer Protection Act (Ley Federal de Proteccion al Consumidor), nor the Banking Regulation (Ley de Proteccion y Defensa al Usuario de Servicios Financieros) imposes any limit on the interest rate a merchant or a bank may charge a consumer in an installment sale or in a credit consumer service offered by a banking institution. The effective interest rate which Banco Azteca charges for electronics, appliances, or furniture is fixed at the time of the loan. We cannot assure you that in the future the Mexican Government will not impose limitations or additional informational requirements regarding such rates of interest. A substantial portion of our revenues and operating cash flow is generated by our consumer credit services, and any such limitations or additional information requirements could have a material adverse effect on our financial performance.

      The collection practices and repossession procedures we use in our operations in Mexico are regulated under the Consumer Protection Act, the Mexican Commercial Code and the Mexican Civil Code. In Latin America, we are regulated by each country's commercial, civil and consumer protection laws and regulations. Our collection operations are implemented and monitored at the individual store level. Each store has a credit sales manager who, under the regional manager's supervision, is responsible for extending credit and collecting that store's outstanding accounts in accordance with corporate guidelines and applicable law. Any material change in the regulations governing our collection practices and repossession procedures could have a material adverse effect on our financial performance.

      The consumer protection laws and their enforcement in the other Latin American countries where we do business are comparable to Mexican law. However, a change in the regulatory environment in Mexico, or in the other countries where we operate, or the imposition of authorization requirements could have a material adverse effect on our operations and our financial performance.

Regulations Affecting Registered Companies

      The Ley del Mercado de Valores (the Mexican Securities Exchange Act, "LMV") became effective on January 2, 1975. This Act imposes regulations on public offering, market trading, intermediaries and authorities activities and services related to the securities exchange and also foresees internal and external enforcement controls and severe sanctions in case of infringements.

     The main objectives of the LMV are to protect investors' rights, to ensure that market trade is done in a fair, transparent, efficient and equitable manner, to minimize the risks related to market trading, and to promote competition. The LMV, to accomplish these main objectives, establishes several corporate guidelines which are: limitations on share repurchases; stockholders rights; independent members in the Board of Directors (25% minimum); the Board's functions and obligations; the constitution, functions and obligations of an Audit Committee; and rules regarding the disclosure of certain relevant events, among other corporate governance practices.

      The Ley General de Sociedades Mercantiles (the General Corporation and Partnership Law "LGSM") which regulates any commercial companies became effective on August 4, 1934.

      The LGSM imposes several rules regarding the constitution and activities of Mexican companies, as well as the obligations, rights and limitations related to them. It also establishes regulations on the payment of dividends, profit distribution, reserve funds, shareholders' rights and obligations, shareholders meetings, rules regarding the company's administration and surveillance, periodic disclosures regarding financial, accounting and corporate information and foresees internal and external controls for enforcement and sanctions in case of infringements.

      The Disposiciones de caracter general aplicables a las emisoras de valores y a otros participantes del Mercado de Valores (the General regulations applicable to securities issuers and other market securities participants "the Provisions"), became effective on March 19, 2003.

      The main objectives of the Provisions are:

      1. To compile the general rules issued by CNBV in connection with: (i) the registration and maintenance of securities with the National Registry of Securities; (ii) public offerings; (iii) disclosure of information provided by issuers for appropriate decision-making in the investment field; and (iv) the repurchase of shares by companies that have registered such securities with the aforementioned Registry, in order to facilitate their consultation, application and compliance.

      2. To update the administrative law procedures for the registration of securities and the approval of public offerings for the purchase or sale of securities incorporating the use of computing programs in order to analyze the information provided on an efficient basis, and in case of public offerings, if applicable, allow the incorporation by reference of any such information submitted in due course by the issuers to the CNBV, stock exchanges (BMV), and public investors.

      3. To appropriately regulate the procedures which allow the issuers to obtain:

            o The preventive registration of their shares with the National Registry of Securities, which shall allow that the placement of the same is carried out at the time it deems appropriate depending on the market conditions; and

            o The registration of securities to be issued under placement programs providing successive issuances and placements.

      4.    To promote the adoption of healthy governance practices of issuers.

      5. To deepen and strengthen the regime of periodic disclosure of financial, economic, accounting, legal and governance information to be provided by issuers for appropriate investment decision-making in the market in order to convey greater confidence to the investors and to encourage their participation in the market.

      6. To update the provisions regulating the manner in which the issuers carry out the repurchase of their shares.

      7. To establish that independence requirements be met by external auditors in the accounting field and by lawyers drafting the reports and opinions that issuers must provide for the registration of their securities under the LMV.

      Elektra complies with all these regulations and has established some of these limitations and obligations in its bylaws.

Regulations Affecting Money Transfers

      The Ley General de Organizaciones y Actividades Auxiliares del Credito "LGOAAC" (the Organizations and Credit Auxiliaries Activities Act) and its Provisions establishes the rules, procedures and mechanisms that the authorized companies must comply in order to offer and operate money transfer services.

      The main objectives of these regulations are to prevent the funding of terrorist activities as well as to prevent fraud and illegally funded transactions. In order to prevent these activities, these money transfer regulations establish, among others, the following obligations with which companies who are allowed to offer them to the public must comply:

      o To deliver to the SHCP reports of the transactions and services that these companies carry out for its clients.

      o To implement procedures that allow the company to have all the information needed to identify its clients, all the operations carried out by these companies and the ones needed to safeguard this information during a 10-year period.

      These money transfer regulations provide for sanctions in case of noncompliance.

Regulations Affecting Afore Azteca (the Pension Fund Administrator)

      Under Mexican Law the employers, the employees and the Federal Government must pay fees to the Instituto Mexicano del Seguro Social "IMSS" (the Mexican Social Security Institute) and the IMSS must deposit those fees in an individual account for each employee.

      The Afores (the Pension Fund Administrators) are companies authorized by the Comision Nacional del Sistema de Ahorro para el Retiro (the National Retirement Fund System Commission, "CONSAR") for the management of the individual accounts above mentioned. They are also authorized to distribute those funds to the respective sub-accounts and to administer Sociedades de Inversion Especializadas en Fondos para el Retiro "Siefore" (companies specialized in investing the resources managed by the Afores).

      The Afores are regulated by the Ley de los Sistemas de Ahorro para el Retiro (the Mexican Savings Retirement System Act). The Consar takes charge of the Afores supervision and the Comision Nacional para la Proteccion y Defensa de los Usuarios de Servicios Financieros (the Mexican Defence and Protection of the Users of Financial Services Commission "CONDUSEF") deals with the claims against the Afores.

Regulations Affecting Seguros Azteca

      The insurance companies are authorized by the SHCP and supervised by the Comision Nacional de Seguros y Finanzas (the National Insurance and Bonding Commission "CNSF").

      These companies are regulated by the Ley General de Instituciones y Sociedades Mutualistas de Seguros (the Insurance Act), by the Ley Sobre el Contrato de Seguro (Insurance Contract Act) and by the provisions established by the CNBV and the SHCP. The insurance regulations establish the insurance companies' organization and performance as well as the minimum requirements that the insurance contracts must observe.

Free Trade Agreements

      Free trade agreements may increase competition as they make it easier for non-Mexican retailers to enter the Mexican market. The North American Free Trade Agreement (NAFTA), effective since January 1, 1994, established a North American "free trade" zone and generally eliminates import duties, tariffs and barriers among Mexico, the United States and Canada. As a result, we may see an increase in the number of U.S. retailers in Mexico with whom we will compete. The free trade agreement between Mexico and the European Union, which became effective on July 1, 2000, will also make it easier for European retailers to enter the Mexican market. In addition, we face significant competition from the informal economy and parallel imports for the products that we carry.

Regulations Affecting Banco Azteca

      Banco Azteca's business currently consists almost exclusively of consumer finance, lending and deposit-taking activities. Banco Azteca presently provides no significant banking services to commercial enterprises. Consequently, the Mexican laws and regulations that presently apply to Banco Azteca almost exclusively are those that relate to consumer banking, lending and related activities. See "--Banco Azteca--Products and Services." Nevertheless, there are a number of general Mexican regulatory requirements and limitations that apply to all Mexican commercial banks, including Banco Azteca.

      General

      Our banking activities are regulated and supervised by the Secretaria de Hacienda y Credito Publico (the Ministry of Finance, or "SHCP"), Banco de Mexico (the Bank of Mexico), Comision Nacional Bancaria y de Valores (the National Banking and Securities Commission, or "CNBV"), the Instituto de Proteccion al Ahorro Bancario (the Institute for the Protection of Bank Savings, or "IPAB") and the Comision Nacional para la Proteccion y Defensa de los Usuarios de Servicios Financieros (the National Commission for the Protection and Defense of Financial Services Users, or "CONDUSEF").

      The SHCP possesses broad powers over the Mexican financial system and regulates its structure and operations through an extensive scheme of regulations and policies governing Mexican commercial banking operations. The Ministry of Finance is also responsible for licensing commercial banking activities and authorizing branch operations.

      Banco de Mexico was established in 1925 and serves as the Central Bank of Mexico. Its main functions include the formulation and implementation of monetary policy, operation as the reserve bank, supervision of the clearing house for Mexican banks, regulation of the foreign exchange market and approval of certain fees, commissions and other charges. The monetary policies and central banking activities of the Banco de Mexico can have a substantial impact on the operations and results of commercial banks operating in Mexico, including Banco Azteca.

      The CNBV is an autonomous agency of the Mexican Ministry of Finance, and operates under the oversight of a board of governors. This Board of Governors is comprised of ten members plus the President of the Commission, of which five members are appointed by the SHCP, three by the Mexican Central Bank, one by the Comision Nacional del Sistema de Ahorro para el Retiro (the National Retirement Fund System Commission, "CONSAR") and another member by the Comision Nacional de Seguros y Finanzas (the National Insurance and Bonding Commission "CNSF").

      The CNBV is responsible for the supervision of banks, with the responsibility of assuring that banking transactions are carried out in a safe and sound manner and in accordance with Mexican laws and regulations, and reviewing and assessing the risks to which regulated banking entities are exposed, as well as the adequacy of their control systems and management, in order to promote sound liquidity, solvency and stability levels. The CNBV also issues rules and regulations governing banking entities, and acts as the Government's consulting agency on financial matters. In addition, among other activities the CNBV approves the incorporation, operation and minimum capital of financial institutions, as well as the appointment of directors, officers, statutory auditors and attorneys-in-fact of such institutions.

      The Banking Act (Ley de Instituciones de Credito) became effective on July 18, 1990. This Act, as well as the requirements established by the CNBV and the SHCP in order to protect the public interest, regulate the Bank's banking and credit services, as well as the Bank's organization and operations. These banking regulations impose, among others, the following obligations:

      Licensing of Commercial Banks

      Authorization of the Mexican Government is required to conduct banking activities. The SHCP, after consultation with Banco de Mexico and the CNBV, has the authority to grant banking licenses to applicants, subject to minimum capital standards. The minimum capital requirement for a newly-chartered commercial bank is 0.12% of the Mexican banking system's total capital. The approval of the SHCP is required prior to opening, closing or relocating offices of any kind outside of Mexico or the assignment of the assets or the liabilities of branches.

      Capital Adequacy

      The Ministry of Finance has adopted capital requirements for Mexican banks which are calculated for each bank depending on the level of, and exposure to, credit and market risk. The capital requirement on market risk measures the impact on the bank's capital of the repricing gap between its assets and liabilities, and its currency mismatches. Under the relevant regulations, the CNBV may impose additional capital requirements and Banco de Mexico may, with the CNBV's recommendation, grant temporary exceptions to such requirements.

      Mexican regulatory capital requirements are consistent with international regulatory capital standards adopted by the Basel Committee of the Bank for International Settlements. Mexican commercial banks are required to maintain risk-based capital in an amount equal to at least 8% of risk-weighted assets, in accordance with international risk-based capital standards. Total risk-based capital is comprised of primary capital, or "Tier 1" capital, and supplementary capital, or "Tier 2" capital. Primary capital generally includes common shareholders' equity, noncumulative perpetual preferred shareholders' equity, and qualifying minority interests in certain consolidated subsidiaries. Supplementary capital generally includes preferred shareholders' equity that does not qualify as Tier 1 capital, term subordinated debt, certain hybrid capital instruments, and loan loss reserves (up to 1.25% of total risk-weighted assets). Certain deductions from capital for "goodwill" or other intangible assets also are required. A commercial bank's primary capital is required to be equal to at least 4.0% of total risk-weighted assets; in addition, Mexican regulatory capital requirements impose a supplemental, or "add-on", capital charge that is tied to market risk as discussed above.

      Banco Azteca is in full compliance with these regulatory capital requirements. In this regard, Banco Azteca's primary capital consists almost exclusively of qualified common shareholders' equity, which generally is considered to be the most desirable form of Tier 1 regulatory capital. Banco Azteca's supplemental capital consists largely of its loan loss and other supplemental reserves (up to 1.25% of risk-weighted assets). Banco Azteca makes no capital deductions for goodwill or other intangible assets, inasmuch as the Bank's assets of this nature are nonexistent.

      Early Intervention Provisions

      The Mexican Congress recently approved amendments to the Law of Credit Institutions, which became effective on June 16, 2004. These amendments establish "Early Alerts" and early warning provisions from the CNBV in case a commercial bank fails to meet the minimum mandatory capitalization requirements under this law, and specify corrective measures that the CNBV may take in such circumstances.

      The new requirements call for the classification of commercial banks into discrete capital categories, and specify actions that the bank and Mexican regulatory authorities may or must take depending on the capital classification of the bank. Specifically:

      a) Banks with a total risk-based capital of 10% or more are not required to take precautionary measures.

      b) Banks that have total risk-based capital that is 8% or more, but less than 10.0%, are required to take certain precautionary measures, including:

            o     Informing the Board of Directors.

            o Refraining from carrying out transactions that may result in a decrease of total capital below 8%.

      c) Banks that fail to comply with the minimum 8% total capital requirement are required to:

            o     Inform the Board of Directors of such noncompliance.

            o     Submit a capital restoring plan to the CNBV.

            o Suspend the payment of dividends and other capital distributions to shareholders.

            o     Suspend any stock repurchases program.

            o Suspend the payment of interest and principal on subordinated indebtedness, if any.

            o Suspend the payment of additional compensation to the Chief Executive Officer and officers of the next two lower levels.

      d) Refrain from agreeing to any increases in credit previously granted to related persons. In addition, banks that fail to meet the minimum 8% capital requirement may be required to:

            o Develop specific plans to avoid further deteriorations in capital.

            o Retain the services of external auditors or other professionals who are expert in capital adequacy and related matters.

            o Refrain from agreeing to increases in salaries and benefits to officers, other than honoring vested employee benefit obligations incurred in the ordinary course of business.

      Reserve and Compulsory Deposit Requirements

      The compulsory reserve requirement is one of the monetary policy instruments used as a mechanism to control the liquidity of the Mexican economy to reduce inflation. The objective of Banco de Mexico's (the Mexican Central Bank's) monetary policy is to maintain the stability of the purchasing power of the Mexican Peso and in this context, to maintain an inflation level similar to Mexico's commercial partners. Given the historic inflation levels in Mexico, the efforts of the Mexican Central Bank have been directed towards a restrictive monetary policy.

      Under this policy, the Mexican Central Bank has elected to maintain a short-term financial creditor stance with respect to the Mexican financial money markets, where everyday, the market starts operations with a liquidity deficit which is then compensated by the Mexican Central Bank through daily operations in the money market to provide adequate liquidity and stability to these markets. The Mexican Central Bank's own experience has shown that its implementation of monetary policy is more effective if it starts from a deficit liquidity position at the beginning of each market day.

      In order to manage its maturity exposures to the Mexican financial markets, the Mexican Central Bank has been extending the maturities of its liabilities for longer terms to avoid the need for continuing refinancing of its liabilities. Those liabilities have been restructured into voluntary and compulsory deposits (Depositos de Regulacion Monetaria), and into investment securities such as longer-term government bonds (Bondes) and compulsory bonds (Brems). At the same time, the Mexican Central Bank has elected to hold very short-term assets, thus allowing it the ability readily to refinance its positions of assets and reduce its maturity exposure to the financial markets.

      On March 28, 2003, the Central Bank issued Bulletin-Telefax 10/2003 in which it reimposed reserve and compulsory deposit requirements on Mexican commercial banks. The Bulletin-Telefax 10/2003 stated that the total compulsory reserve deposit required of Banco Azteca was Ps.30.0 billion, which had to be deposited in three installments by three deposits of Ps.10.0 billion each on April 7, 8 and 9, 2003, generally based on the Bank's pro-rata share of total Mexican financial institution time deposits allocated as of December 31, 2002 and registered as of March 31, 2003. Time deposits are defined according to the requirements of the CNBV.

      The compulsory deposit reserves required under the terms of the Bulletin-Telefax 10/2003 will have an indefinite term. During the time these reserves are maintained on deposit with the Banco de Mexico, each financial institution bank will receive interest on such deposits every 28 days. The Mexican Central Bank will provide advance notice of the date and the procedure to withdraw the balance of these compulsory deposits at such time, if any, that the compulsory deposit reserves are suspended or terminated.

      In accordance with these requirements, Banco Azteca made a reserve and compulsory deposit of Ps.29,792,187.0 which was deposited on April 7, 8, and 9, 2003, in three installments each of Ps.9,930,729.0 following Bulletin-Telefax 10/2003.

      Credit Diversification Rules

      On April 30, 2003, the CNBV adopted new requirements governing the diversification of commercial bank credit risks, which become effective on July 24, 2004. These rules establish limits on loans to one person or group of persons, calculated as a percentage of the bank's capital and surplus.

      Currently, the maximum amount of credit that Banco Azteca may extend to a single person or group of related persons is limited to 25% of its primary capital, except for the credit extended to other credit institutions or to entities of the Federal Government, in which case these rules establish that such credit may be extended in an amount of up to 100% of the Bank's basic primary capital. The credit diversification rules also allows financial institutions such as Banco Azteca to extend credit to other entities in excess of the aforementioned limits, when these operations are carried out with: (i) the Federal Government, (ii) Mexican development banking institutions, (iii) Banco de Mexico, (iv) IPAB, and (v) in certain cases, Mexican state and municipal governments.

      The new rules also provide that commercial banks shall diversify their funding risks when receiving funds from the public. The rules require that the CNBV be informed whenever a bank receives deposits or loans from a single person or group of persons representing over 100% of the bank's basic primary capital.

      Classification of Loans and Allowance for Loan Losses

      Under the SHCP's regulations issued through the CNBV, Mexican banks classify their consumer loan portfolio as of the end of each month. The guidelines require that the consumer loan portfolio be classified monthly and presented to the CNBV no later than 30 days after the close of the month. Based on the classification of the loan portfolio, percentage loan loss allowances are assigned according to the level of risk as established by the SHCP's guidelines. Corresponding allowances for loan losses are generally required to be reflected on a bank's balance sheet by the end of the respective month. Additionally, the corresponding allowance is recorded in the same month.

      Banco Azteca loans are evaluated on a weekly basis, which permits a prompt identification of possible credit performance problems. As of December 31, 2003 the Bank had in place internal policies for calculating and recording loan loss allowances, based on Elektrafin's loan loss experience, which were more conservative than those established by the CNBV. For further information, see
Item 5, "Operating and Financial Review and Prospects--Selected Statistical Information for Banco Azteca--Loan Loss Reserves Required by Regulation and Supplemental Loan Loss Reserves."

Related Party Transactions

      The Bank has created and implemented policies and procedures governing its transactions and relationships with its affiliated companies, including companies affiliated with Grupo Elektra's two principal controlling shareholders. In general, these policies and procedures require that any transactions between the Bank and any affiliated company or individual be on an arm's length basis. In addition, Banco Azteca's policies and procedures impose quantitative and qualitative limits on affiliated party transactions, and provide for the regular monitoring and reporting of such transactions. In addition, loans to Bank officers, directors or employees are broadly restricted, except loans that are generally made available to Banco Azteca employees as part of their usual and customary employment benefits. To the extent allowed by the Banking Law, however, the Bank is seeking permission from Mexican regulatory authorities to provide loans to its employees at favorable rates.

      Banco Azteca makes extensive use of the management, information technology, accounting, operational and reporting functions and services of affiliated companies of Grupo Elektra. Services that such affiliated companies currently provide to Banco Azteca include the following:

      a)    Management services

      b)    Advisory services

      c)    Checking account management

      d) Use of systems, real estate related to offices and branches, furniture and equipment, among others.

      In order to improve Banco Azteca and Elektra's performance, both companies have mutual dealings on an arm's-length basis regarding the services they offer to the other one. There can be no assurances, however, that these services will always be available to Banco Azteca in the future, or that if they are not, Banco Azteca would be able to provide these services itself or obtain them from a substitute services provider at comparable expense.

      For additional information see Item 7, "Major Shareholders and Related Party Transactions--Related Party Transactions."

      Bank Secrecy Provisions; Credit Bureaus

      Pursuant to the Banking Law, Mexican banks may not provide any information relating to the identity of their customers or specific deposits, services or any other banking transactions (including loans) to persons (including any purchaser, underwriter or broker, or any holder of any of the Bank's securities) other than (1) the depositor, debtor, account holder or beneficiary and their legal representatives or attorneys-in-fact, (2) judicial authorities in trial proceedings in which the account holder is a party or defendant, (3) the Mexican federal tax authorities through the CNBV for tax purposes and (4) credit bureaus, pursuant to the Ley de Sociedades de Informacion Crediticia (the Credit Information Companies Act).

      Also, we have established the following measures to safeguard the information of our customers:

      o We have created and assigned unique user profiles, so that only authorized personnel may access that user's information.

      o We have implemented security measures for data processing functions and areas that prohibit non-authorized persons from accessing our customer information systems.

      o We have adopted a Code of Ethics that, among other things, establishes guidelines for the handling by Bank employees of customer information.

      o Our employment and service provider agreements contain specific provisions mandating the confidentiality of Bank and Bank customer information.

      Anti-Money-Laundering Requirements

      Banco Azteca is obliged to inform the Mexican financial regulatory and law enforcement authorities of currency transactions equal to or exceeding US$10,000, or otherwise of an unusual or suspicious nature, in order to detect and prevent financial transactions of a criminal or illegal nature, and the use of financial institutions for money laundering activities.

      To comply with these requirements, Banco Azteca has adopted the following measures:

      a) We train our personnel so they are fully aware of the current legal and regulatory requirements.

      b) We have adopted and implemented measures to assist us in identifying our customers ("Know Your Customer" requirements).

      c) We have put into place an automated transaction monitoring system that allows us to detect and monitor unusual transactions.

      d) We have appointed a person who is specifically responsible for anti-money-laundering compliance matters.

      e) We have appointed a committee of Bank officers that is responsible for the oversight of anti-money-laundering activities.

      f) In accordance with Mexican legal requirements, we have created procedures to identify our "high risk" and "Persons Politically Exposed" clients.

      The Banking Act also provides that compliance by credit institutions with their reporting obligations with respect to illegal or suspicious transactions does not constitute a breach of the bank-client confidentiality privilege under Mexican law.

      Credit Investigation and Reporting Requirements

      Under Mexican law, in case of loans or other extensions of credit amounting over 1,000 UDIs (an inflation-adjusted unit) (equivalent to approximately US$300 at December 31, 2003), the credit background of the prospective borrower must shall be investigated through a designated any credit reporting company (credit bureau). In the absence of such a report, a loss reserve equal to 100% of the value of the extension of credit must be created by the lender.

      In order to safeguard the privacy of Bank customer information under these requirements, Banco Azteca has designated certain officers who are exclusively authorized to obtain credit information from credit reporting companies. In turn, these companies are compelled to safeguard this information in compliance with the bank-client confidentiality privilege and the financial privileges under the Ley de Sociedades de Informacion Crediticia (the Credit Information Companies Act).

Bank Deposit Insurance

      Bank deposit insurance is a mechanism to provide safety to the resources that small and medium size depositors place in banks. In Mexico, there have always been mechanisms to protect practically all bank deposits. Since the Mexican Congress' issuance of The Protection of Bank Savings Act, published in the Official Gazette of the Federation on January 19, 1999, and with it, the creation of the Institute for the Protection of Bank Savings (IPAB), IPAB is responsible for protecting bank deposits in Mexico, with the objective to give confidence to depositors that their savings are safe, thus contributing toward the stability of the financial system.

      As in the large majority of countries with similar institutions, in Mexico, banks pay assessment fees that are deposited in a savings protection fund. This way, if a bank faces problems, this fund may be relied upon to prevent depositors from losing their funds.

      Even though today virtually all bank savings are protected, experience throughout the world recommends a limit to such protection for small and medium deposits, and since 1999 IPAB gradually has been decreasing or eliminating deposit insurance protections on many types of deposits. By the year 2005, the total amount for which IPAB will be responsible, will be for a maximum of 400 thousand UDIs (an inflation-adjusted unit) per person per institution. This amount is equivalent today to slightly over Ps.1 million.

Risk Management

      As previously discussed, Banco Azteca conducts its business based on sound principles of commercial banking that seek to create and maintain a conservative, non-speculative risk profile. To that end, the Bank had developed and implemented goals, policies and procedures for risk management that are consistent with the Bank's basic operating principles and are based on the prevailing legal and regulatory framework, as well as domestic and international "best practices" in bank risk management.

      Banco Azteca's risk management activities are subject to the guidelines set forth in Circular 1423 issued by the CNBV, which requires regulated financial institutions to establish and implement controls and procedures to identify, measure, limit, control and report the different kinds of risks to which these are subject.

      As required by Circular 1423, the Bank, through it Board of Directors, has established a Risk Management Committee to develop and oversee the Bank's policies, procedures and methodologies for the identification and management of the diverse financial and operational risks to which Banco Azteca is exposed in its day-to-day operations, the creation, monitoring and enforcement of position and other risk management limits established by the Bank, and the approval of exceptions to the same.

      The Bank has established a Risk Administration department, which is in charge of the development and implementation of procedures for identifying, measuring, monitoring, limiting, controlling, and reporting, taking into account legal, regulatory and external factors beyond the Bank's control, the exposure of total risk (quantitative and qualitative) to which the Bank is exposed in its operations. See "--Banco Azteca--Operational Risks of Banco Azteca."

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

      The following discussion should be read in conjunction with, and is qualified in its entirety by reference to, our Consolidated Financial Statements and the Notes thereto included elsewhere in this Annual Report. Our financial statements have been prepared in accordance with Mexican GAAP, which vary in certain respects from U.S. GAAP. Information relating to the nature and effect of such differences is presented in Note 17 of the Consolidated Financial Statements.

Basis of Presentation

      The Consolidated Financial Statements have been prepared on a consolidated basis to reflect the financial condition and the results of operations of our company and our consolidated subsidiaries.

      Mexican GAAP requires that the Consolidated Financial Statements recognize certain effects of inflation. Mexico experienced annual inflation rates of 4.4% in 2001, 5.7% in 2002 and 3.9% in 2003. Financial information for all periods in the Consolidated Financial Statements has been restated in constant Pesos as of December 31, 2003 in accordance with the Third Amendment to Statement B-10 issued by the Mexican Public Accountants Institute ("MIPA"). In accordance with Statement B-10, we are required to report, as a gain or loss on our net monetary position, the effects of inflation on monetary assets and liabilities. This net amount reflects the gain or loss arising from holding a net monetary liability or asset position in an inflationary period, since over time a monetary liability can be settled for units of less purchasing power whereas a monetary asset decreases in value in real terms. Our operations continually generate monetary assets (primarily from our credit sales) while our accounts payable and borrowings to finance capital expenditures result in monetary liabilities.

      Effective January 1, 2000, we adopted Statement D-4 "Accounting Treatment of Income Tax, Asset Tax and Employees' Profit Sharing" issued by the MIPA. Under this statement, deferred taxes are initially recognized for all differences between book and tax values of assets and liabilities and for tax loss carry forwards and asset tax carry forwards that have a high probability of realization. The adoption of this statement resulted in an increase in stockholders' equity of Ps.289.1 million, including Ps.5.7 million corresponding to minority interest. For the years ended December 31, 2003 and 2002, we recorded provisions of Ps.180.6 and Ps.438.5 million, respectively, for deferred income tax, including the loss on monetary position related to the deferred tax asset.

      In 2001, Statement C-2 "Financial Instruments" went into effect. Statement C-2 states that instruments used for hedging purposes must be recorded in the balance sheet and valued using the same valuation criteria used to value the hedged asset or liability. Furthermore, Statement C-2 requires for instruments not designated as a hedge, the recognition of asset or liability derived from the acquisition cost and fair value of these instruments. Subsequent fair value adjustments are reflected in the statement of income.

      Derivative financial instruments are used by the Company primarily to manage its foreign exchange rate risk and interest rate risk. Realized and unrealized gains and losses are recognized in income of the period and are included in comprehensive financing cost. For the years ended December 31, 2001, 2002 and 2003, these operations generated losses (income) of Ps.56.2 million, Ps.20.8 million and Ps.22.0 million, respectively.

Consolidation Method and Discontinued Operations

      After a thorough review process and analysis, as of 2003 we are presenting the results of Banco Azteca and Afore Azteca under the consolidation method. All figures and discussions detailed in this discussion result from the application of this accounting method which provides a clearer overview of Grupo Elektra. To make these figures totally comparable to those from 2002, we have reclassified the figures from 2002 under the consolidation method, in accordance with the concepts established in Statements A-7 and B-8 of the Mexican Public Accountants Institute (MIPA) regarding the comparability and consolidation of figures in financial statements.

      In addition, for the years ended December 31, 2002 and 2001, we reclassified net results from three businesses (THE ONE, Hecali, and operations in the Dominican Republic and in El Salvador), as well as the expenses related to the closing of these operations and the adjustment for the valuation of assets at realization value, as "Discontinued Operations" in accordance with the accounting principle detailed in Statement A-7 of the Mexican Public Accountants Institute (MIPA).

Accounting for Installment Sales - Credit Consumer Service

      Prior to December, 2002, at which time Banco Azteca began providing consumer credit and assumed the Elektrafin's credit operations of our installment sales program in our stores, we used to sell products in Mexico through our different store formats for cash and for credit under an installment sales program known as Credimax. However, our credit operations in Latin America (other than Mexico) are still offered through the retail division of Grupo Elektra and not through Banco Azteca. Since December 1, 2002, we offer consumer credit services in Mexico through our banking subsidiary Banco Azteca, also under the "Credimax" trademark. The cost to the customer of merchandise purchased under the Credimax program offered by Elektrafin in the past, and currently, through our Latin American subsidiaries, includes a cash price component plus a mark-up component and, in certain circumstances, a stated interest component depending on our current marketing objectives. If stated interest is used, we disclosed the applicable interest rate; however, the implicit cost of financing due to the mark-up is not disclosed to the customer. Mark-up and, if included, stated interest represent the costs associated with providing the installment sales program plus a profit margin. Such costs include the cost of financing, the cost of credit investigations and the cost of collection and legal process relating to bad debts.

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

      When an installment sale is made in our stores in Latin America, the customer signs a promissory note in the amount of the equivalent cash price of the merchandise plus the mark-up and, if applicable, stated interest minus any down payment. At the time of the sale, the equivalent cash price of the merchandise is booked as merchandise revenue, and a net account receivable is generated in the amount of the installment-sale-equivalent cash price minus any down payment. During the term of the installment sale contract, each weekly payment is applied proportionately among the equivalent cash price, the mark-up and the stated interest. The portion of the weekly payment allocated to the equivalent cash price is applied to reduce the account receivable and has no effect on our income statement. The portions allocated to mark-up and stated interests are recognized as merchandise revenues, in each case ratably over the term of the installment transaction. If the customer is late with a weekly payment, the mark-up and stated interest portion of the missed payment is recognized as merchandise revenue and the account receivable is increased by both amounts. Penalty interest is charged on amounts that are past due and is recognized when paid as merchandise revenues. Payments are applied first to any penalty interest balances. In summary, if a customer is current on the payment of an installment sale, the account receivable associated with the installment sale includes only the equivalent cash price portion of the sale (minus the down payment) and is amortized weekly in equal amounts during the term of the installment sale. To the extent that a customer is late on the payments of an installment sale, the account receivable associated with the installment sale includes the remaining equivalent cash price portion (minus the down payment) and any accrued but unpaid mark-up and stated interest.

      By contrast, as Banco Azteca now finances the customer's credit purchases in Mexico, the interest charged to our customers is recognized in Banco Azteca's income statement, and the sale of merchandise is treated by the selling Elektra entity as a regular cash sale.

      During the first half of 2000, and in light of the political uncertainties at that time, we intentionally reduced our average portfolio to 33 weeks by the end of the second quarter. After the smooth political transition following the presidential election on July 6, 2000, we lengthened our average portfolio again by promoting the 39-week term during the third quarter and the 53-week term during the fourth quarter. Our average portfolio length was 44 weeks in 2000. During the second half of 2001, the 53-week term was heavily promoted; thereafter, our average portfolio length was 46 weeks.

      During 2002, the 53-week term was favored by our clients, and the weighted average term of our portfolio ranged from 46 weeks at the end of the first quarter of 2002, to 49 weeks at the end of the fourth quarter of 2002. For 2003, the consolidated term was 50 weeks and the weighted average term of our consolidated portfolio ranged from 50 weeks at the end of the first quarter of 2003, to 51 weeks at the end of the fourth quarter of 2003. At the end of the first quarter of 2004, the weighted average term of our portfolio increased to 52 weeks due to a slight increase of 65-week term sales.

Reserve for Doubtful Accounts for Our Latin American Credit Operations

      We record a provision for doubtful accounts at the time of any installment sale in an amount equal to five percent of the cash price of the merchandise sold, plus the markup and less the down payment, if any. Normally, we require a ten percent down payment for all installment sales, but we waive this requirement from time to time for marketing purposes. After giving effect to write-offs, the reserve for doubtful accounts was 10.1% of accounts receivable due from retail customers as of December 31, 2002 and 17.8% of accounts receivable due from retail customers as of December 31, 2003. The increase at December 31, 2003 was primarily due to an increase in the amount of accounts receivable being securitized since the accounts receivable balance is presented net of securitizations. We believe that our reserve policy for consumer credit services is adequate to cover potential write-offs. Moreover, we continue collection efforts after writing off accounts receivable.

Effects of the Peso Devaluation and Inflation

      Our results of operations will continue to be affected by economic conditions in Mexico and in the other countries in which we operate. In periods of slow economic growth, demand for our products tends to be adversely affected. Poor economic conditions, particularly unemployment and high domestic interest rates, can also result in an increase in allowance for loan losses and doubtful accounts. Devaluation of the peso, also results in exchange losses on our foreign-currency denominated indebtedness.

      According to Banco de Mexico and the Mexican Ministry of Finance and Public Credit, for the year ended December 31, 2003, the Mexican economy strengthened, with a gross domestic product growth of 1.3%, compared to a growth of 0.7% in 2002. Interest rates on 28-day Cetes in 2003 decreased to an average of 6.2%, compared to an average of 7.1% in 2002, and the peso depreciated 9.41% to Ps.11.40 per US$1.00 at the end of 2003 from Ps.10.42 per US$1.00 at the end of 2002. Inflation decreased to a rate of 4.0% in 2003 from 5.7% in 2002. We can give no assurances that economic conditions in Mexico and in the other countries in which we operate will not have adverse effects on our financial condition and results of operations. See Item 3, "Key Information--Risk Factors."

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

Recent Developments

      Dividend

      On March 29, 2004, our shareholders declared a dividend equivalent to Ps.246.1 million which represented 10.0% of our operating income reported for 2003. Our policy during the past years has been to declare a dividend of between 6.0% and 10.0% of operating income.

      Seguros Azteca

      On October 31, 2003, Grupo Elektra received final approval from the Ministry of Finance in Mexico to purchase a private insurance company in Mexico that was renamed Seguros Azteca, S.A. de C.V. The Company acquired CIGNA Seguros, S.A. and its license to operate life, accident and health insurance. The transaction does not include the acquisition of any insurance portfolio in force or any liabilities. Seguros Azteca is a wholly-owned, non-restricted subsidiary of Grupo Elektra. Seguros Azteca began operations on a national level during the second quarter of 2004.

      Payment of the Ps.600 million unsecured short-term Certificados Bursatiles

      On May 8, 2003 we successfully placed Ps.600 million in unsecured short-term Certificados Bursatiles. The issue had a total term of 343 days and yielded a rate of interest of 28-day TIIE+190 basis points per annum. The program had an "F2(mex)" Credit rating from Fitch Mexico for local currency issues. In general, the net proceeds of the issue were used for the payment of certain outstanding debt and for working capital. As part of its financial strategy for 2003, in April 2004, Grupo Elektra paid the full outstanding amount of the short-term Certificados Bursatiles.

      Issuance of Ps.2,600.0 million in long-term Certificados Bursatiles (CEBURES) of Intra Mexicana, S.A. de C.V.

      On March 19, 2004, Grupo Elektra securitized its rights to receive present and future commissions collected from the customers of "Dinero Express" related to money-transfer services within Mexico. The certificates were issued through a trust whose equity is represented by the collection rights on these commissions. The trust issued Ps.2,600 million in Certificados Bursatiles, to be amortized annually on an incremental basis beginning in April 2006, over an eight-year term. These Certificados Bursatiles generate interest at 91-day TIIE plus 250 basis points, payable every 28 days.

      Issuance of Ps.400.00 million in short-term Certificados Bursatiles (CEBURES)

      On March 31, 2004, Grupo Elektra placed Ps.400 million in unsecured short-term Certificados Bursatiles. The issue has a total term of 336 days and yields a rate of 28-day TIIE+250 basis points per year.

      The net proceeds received by the Company were used to prepay the US$275 million 12% Senior Notes due 2008, issued by Grupo Elektra as described below.

      Redemption of the US$275 million 12% Senior Notes due 2008

      On April 21, 2004, Grupo Elektra deposited US$293.3 million in The Bank of New York to fully amortize, four years in advance, the Company's US$275 million 12% Senior Notes due 2008. As of that date, Grupo Elektra eliminated its liabilities denominated in US dollars and only carries peso-denominated debt on its balance sheet. The redemption of the Senior Notes was a major milestone, reached through the financial strategy that Grupo Elektra has implemented since last year. The objectives of the financial strategy aimed to improve the terms of its expensive debt and to refinance its debt issued in US dollars with debt in local currency. The full payment covered the call price on the principal, plus the accrued interest since the last coupon payment, to its redemption date.

      Issuance of Ps.600.00 million in short-term Certificados Bursatiles (CEBURES)

      On June 17, 2004, Grupo Elektra placed Ps.600.0 million in unsecured short-term Certificados Bursatiles. The issue has a total term of 336 days and yields a rate of 28-day TIIE+220 basis points per year.

Results of Operations

      The following table sets forth certain consolidated financial information of our company expressed as a percentage of total revenues (merchandise, service and other revenues) for the three years ended December 31, 2001, 2002 and 2003. For comparative purposes, the revenues, costs and expenses of the subsidiaries located in the Dominican Republic and El Salvador, as well as those of The One and Hecali, are shown as discontinued operations.

                                                                          Year Ended December 31,
                                                                          -----------------------
                                                                           2001    2002    2003
                                                                          -----   -----   -----
Merchandise, service and other revenues................................     100%    100%    100%
Cost of merchandise sold and of services...............................   (57.2)  (58.1)  (56.3)
Gross profit...........................................................    42.8    41.9    43.7
Administrative and selling expenses....................................   (25.0)  (24.2)  (26.9)
Depreciation and amortization..........................................    (4.1)   (4.6)   (4.9)
Operating income.......................................................    13.7    13.1    11.9
Comprehensive financing cost (net).....................................    (2.5)   (7.0)   (2.8)
Income before income taxes and employees' statutory profit sharing.....    11.2     6.1     9.0
Discontinued operations................................................    (1.1)   (1.9)   (0.0)
Consolidated net income................................................     7.7     0.5     5.5

      Merchandise Sales

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

      Depreciation and Amortization Expense

      Prior to 1997, Statement B-10 required all property, machinery, equipment and other non-monetary assets, such as our stores and inventory, to be restated based upon replacement cost or the NCPI. Prior to 1997, we had generally restated assets based on replacement cost. Since 1997, the Fifth Amendment to Statement B-10 requires non-monetary assets of Mexican origin to be restated based on the NCPI but permits those of non-Mexican origin to be restated based on the devaluation of the Mexican peso against the relevant foreign currency after applying the inflation factor of the relevant foreign country.

      Comprehensive Financing Cost

      As of December 31, 2001, 2002 and 2003, we had approximately US$497.9 million, US$494.9 million and US$296.1 million of monetary liabilities denominated in U.S. dollars, respectively. Virtually all of our monetary liabilities represented our outstanding indebtedness for borrowed money. Our U.S. dollar-denominated monetary assets as of December 31, 2001, 2002 and 2003 amounted to approximately US$131.2 million, US$78.4 million and US$261.9 million, respectively. At December 31, 2001, 2002 and 2003, we also had certain assets and liabilities denominated in several Latin American currencies. Those assets were equivalent to US$34.8 million in 2001, US$31.5 million in 2002 and US$34.7 million in 2003, and the liabilities were equivalent to US$16.6 million in 2001, US$13.9 million in 2002 and US$21.9 million in 2003. Before Banco Azteca started granting consumer financing in all our store formats, the interest income and interest expense associated with our receivables portfolio were reflected in revenue and cost of goods sold, and not as part of comprehensive financing cost.

      Interest expense

      Interest on our foreign currency-denominated indebtedness exposes us to exchange rate fluctuations, with the peso cost of interest payments on such indebtedness increasing as the peso's value declines against the US dollar and other currencies.

      Interest income

      Interest income is positively affected by inflation as we receive higher rates of return on our temporary investments, which are primarily fixed-rate short-term peso deposits in Mexican banks.

      Exchange (loss) gain

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

      Gain on net monetary position

      Gain or loss on net monetary position refers to the gains or losses, due to the effects of inflation, from holding net monetary liabilities or assets. A gain on monetary position results from holding net monetary liabilities during periods of inflation, as the purchasing power represented by nominal peso liabilities declines over time. Accordingly, since our monetary liabilities exceeded our monetary assets in 2001, 2002 and 2003, respectively, we recorded a gain on monetary position in those periods.

      We also allocate a portion of interest expense as part of cost of sales. Interest expense on funding our installment sales program, presented as part of our cost of sales was Ps.326.0 million, Ps.269.5 million and Ps.301.0 million for the years ended December 31, 2001, 2002 and 2003, respectively.

      Loss on monetary position from accounts receivable included in revenues for the years ended December 31, 2001, 2002 and 2003 was Ps.164.7 million, Ps.218.9 million and Ps.26.5 million, respectively. Gain on monetary position on loans obtained to finance the installment sales program was Ps.107.0 million, Ps.142.3 million and Ps.26.7 million for the years ended December 31, 2001, 2002 and 2003, respectively.

Critical Accounting Policies

      We have identified the following accounting policies and estimates that require significant judgment as they are critical to our business operations and the understanding of our results of operations. The associated risks related to these policies and the impact of these policies on our business operations are discussed throughout this section where such policies affect our reported and expected financial results. For a detailed discussion of the application of these and other accounting policies, see Notes 2 and 19 to the consolidated financial statements. The preparation of our consolidated financial statements requires us to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of our financial statements, and the reported amounts of revenue and expenses during the reporting period. There can be no assurance that actual results will not differ from those estimates.

      Allowance for loan losses

      The allowance for loan losses represents management's estimate of probable losses inherent in the Company's loan portfolio. This evaluation process is subject to numerous estimates and judgments.

      Banco Azteca applies the methodology issued by the Commission and the Ministry of Finance and Public Credit MFPC to determine the allowance for doubtful accounts for each type of credit. Such methodology mainly consists of separating the loan portfolio in accordance with the number of past due payments of interests and, based on this, applying a percentage to determine the related allowance.

      The Company has recorded additional reserves, based on Elektrafin's historical experience that represents the Company's best estimate of losses derived from accounts receivable. The computation of these additional reserves was realized following the methodology utilized by Elektrafin before Banco Azteca started operations, which consisted of increasing the allowance by an amount equal to five percent applied to the cash price of the merchandise sold, plus the mark-up less the down payment, if any.

      Changes in the estimates could have a direct impact on the allocated allowance for loan losses.

      The Company's allowance for loan losses is also established based upon the following factors:

      a)    Economic conditions, including duration of the current cycle

      b)    Past experience, including recent loss experience

            o     Credit quality trends

            o     Collateral values

      c)    Volume, composition, and growth of the loan portfolio

      d)    Specific credits and industry conditions

      e)    Results of bank regulatory and internal credit exams

      f) Delay in receipt of information to evaluate loans or confirm existing credit deterioration

      g)    Geopolitical issues and their impact on the economy

      To the extent actual results differ from forecasts or management's judgment the allowance for credit losses may be greater or less than future charge-offs.

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

      We also evaluate the carrying value of property, furniture, equipment and investment in stores when events or changes in circumstances suggest that the carrying value may not be recoverable. An impairment is recognized when the discounted future cash flows estimated to be generated by the assets are not sufficient to support the carrying amounts of those assets. The estimates of discounted cash flows take into consideration expectations of future macroeconomic conditions as well as our internal strategic plans. Therefore, inherent in the estimated future cash flows is a certain level of risk which we have considered in our valuation; nevertheless, actual future results may differ.

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

      Derivative financial instruments

      As mentioned in Note 10 to our consolidated financial statements, in accordance with our policies regarding risk management, we use derivative financial instruments such as equity swaps, interest rate swaps and options, and foreign exchange rate options and forward contracts, in order to reduce risks derived from (i) changes in interest rates, (ii) changes in foreign exchange rates, and (iii) changes in the value of our shares. The mentioned instruments have been negotiated with counterparties which are normally mayor financial institutions and which also participate in our credit facilities.

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

Year ended December 31, 2003 compared to year ended December 31, 2002

      Consolidated Revenues

      Total revenue in 2003 increased 19.3% to Ps.20,595.3 million from Ps.17,268.0 million in 2002. Merchandise sales in 2002 increased 17.1% to Ps.15,193.2 million from Ps.12,975.6 million in 2002. At the same time, revenue from Banco Azteca increased from Ps.30.8 million in 2002 (in which the Bank had only one month of operations) to Ps.2,929.3 million in 2003. Revenue from our money transfer operations increased 30.6% to Ps.706.4 million in 2003 from Ps.540.7 million in 2002. Lastly, other revenues decreased 52.5%, from Ps.3,720.9 million in 2002 to Ps.1,766.3 million in 2003. Other income includes Milenia (Extended Warranties), accrued mark-up from our Latin American operations, the outstanding balance from our credit operations in Mexico granted before November 30, 2002 in Mexico, and results from Afore Azteca.

      Merchandise Sales

      Merchandise sales are comprised of the following business lines for both our operations in Mexico and Latin America, where applicable: electronics, household appliances, furniture, small appliances, telephones, photo, and computers. Merchandise sales grew 17.1% to Ps.15,193.2 million from Ps.12,975.6 million in 2002. Growth in merchandise sales was the result of a solid performance across all our store formats, Elektra, Salinas y Rocha and Bodega de Remates; the success of our merchandising strategies "Nobody Undersells Elektra" (Nadie Vende Mas Barato que Elektra) since the fourth quarter of 2002, and "Ps.100 or less weekly" (Ps.100 Semanales o Menos); the improvement of our product supply to our stores; and our efforts to make consumer credit more accessible to our clients.

      Money Transfer Revenues

      In 2003, total revenue from our two electronic money transfer businesses increased 30.6% to Ps.706.4 million from Ps.540.7 million in 2002.

      Our ongoing advertising and promotional campaigns and the more competitive commissions charged by Western Union strengthened the positive trends experienced in our US-Mexico electronic money transfer business (Dinero en Minutos). These factors resulted in an increase in revenues of 25.6% to Ps.421.4 million from Ps.335.6 million in 2002. During the same period, the amount transferred and the number of transactions increased by 48.6% and 35.8%, respectively.

      Revenues from our intra-Mexico money transfer business (Dinero Express) increased 38.9% to Ps.285.0 million in 2003 from Ps.205.2 million in 2002. This result was led by increases in the amount transferred and number of transactions of 33.0% and 36.9%, respectively.

      Banco Azteca Revenues

      Banco Azteca revenues, represented by the interest income from consumer loans granted by the Bank, rose from Ps.30.8 million (reflecting only two months of operations) in 2002 to Ps.2,929.3 million in 2003. The increase was largely due to the successful transition to Banco Azteca of Elektrafin's consumer credit program. Interest income also includes interest earned from Credimax Efectivo, which is a personal cash loan for up to Ps.10,500, and which was launched in 2003 as a complement to the Bank's consumer credit program.

      Gross Profit

      Gross profit grew 24.3% from Ps.7,238.5 million in 2002 to Ps.8,996.9 million in 2003. Consolidated gross margin for 2003 was 43.7% compared to 41.9% for 2002. This positive trend reflects the growth rates in merchandise sales and in Banco Azteca's operations. Gross margin from retail operations fell slightly from 29.5% to 29.2% in 2003 due to our competitive pricing strategy. However, management believes that the decline in retail gross margin has been offset by increases in sales volumes.

      Administrative and Selling Expenses

      Administrative and selling expenses, which include salaries, rent and other occupancy costs, advertising costs and sales, hiring and training of new employees, commissions for our sales force, commissions for collectors, and door-to-door selling, including the extension of credit lines to those customers who have a good credit history with Grupo Elektra increased 32.7% from Ps.4,181.4 million in 2002 to Ps.5,546.8 million in 2003.

      Depreciation and Amortization

      Depreciation and amortization rose 24.8% to Ps.1,001.2 million in 2003 from Ps.802.5 million in 2002. This increase was due primarily to the remodeling of existing stores, the four new distribution centers built during the year, the equipment purchased for our stores, the establishment of Bank branches in our stores, the opening of independent bank branches, and the establishment of Bank kiosks in other retailer stores.

      Comprehensive Financing Expenses

      Comprehensive cost of financing relates solely to the retail division of Grupo Elektra, and does not include any income or expense from Banco Azteca. Comprehensive cost of financing decreased 51.1% in 2003 to Ps.586.4 million, from Ps.1,200.5 in 2002. This was largely the result of higher interest income, lower net interest expenses and lower foreign exchange losses and expenses in other financial transactions as described below.

      Interest income increased from Ps.130.4 million in 2002 to Ps.290.5 million in 2003 as a result of lower investment rates in local money markets. Interest expense decreased 2.0% to Ps.717.8 in 2003 from Ps.732.3 million due to the prepayment of the remaining US$105.6 million of the US$130.0 million syndicated loan and the payment of US$16 million due of the outstanding Euro Commercial Paper program. The foreign exchange loss was Ps.202.5 million in 2003 compared to a loss of Ps.623.4 million in 2002. Gains in the net monetary position increased from Ps.125.5 million in 2002 to Ps.128.5 million in 2003, considering a lower Mexican inflation rate of 4.0% for 2003, compared with the 5.7% rate for 2002. Finally, we reported a cost of Ps.85.0 million from other financial transactions in 2003, which were the result of a commission paid for the early prepayment of the outstanding securitization programs and premiums paid for exchange rate options and forwards. For more information, see "Comprehensive Financing Expenses" for the year ended December 31, 2002 compared to the year ended December 31, 2001.

      As a result of the foregoing, income before taxes and employees' statutory profit sharing increased 76.7% to Ps.1,862.4 million in 2003 from Ps.1,054.1 million in 2002.

      Taxes

      Provision for income tax and employees' statutory profit sharing decreased 15.3% in 2003 to Ps.506.5 million from Ps.597.9 million in 2002.

      Equity in Income from Affiliates

      As a result of impairment charges recorded by certain indirect subsidiaries of CASA, the equity in the results of CASA was a loss of Ps.210.8 million in 2003, compared to a Ps.28.1 million loss in 2002.

      Discontinued Operations

      During 2003, we did not incur any loss from discontinued operations. However, losses from discontinued operations in 2002 were Ps.325.2 million. These losses were derived primarily from the expenses which we incurred to phase out operations of The One chain and Hecali, and our operations in El Salvador and the Dominican Republic, in addition to the loss of Ps.26.5 million from the sale of our operations in Elektra Dominicana, S.A.

      Net Income

      Net Income of majority stockholders increased substantially to Ps.1,142.4 million in 2003 from Ps.83.0 million in 2002, largely as a result of our solid performance in our operations, coupled with the positive comprehensive cost of financing mentioned above.

Year ended December 31, 2002 compared to year ended December 31, 2001

      Consolidated Revenues

      Total revenue in 2002 increased 6.1% to Ps.17,268.0 million from Ps.16,279.4 million in 2001. Merchandise sales in 2002 increased 7.2% to Ps.12,105.7 million from Ps.12,975.6 million in 2001. At the same time, revenue from Banco Azteca increased to Ps.30.8 million in 2002. Revenue from our money transfer operations decreased 1.0% to Ps.540.7 million in 2002 from Ps.545.9 million in 2001. Lastly, other revenues increased 2.6%, from Ps.3,627.8 million in 2001 to Ps.3,720.9 million in 2002.

      Merchandise Sales

      Merchandise sales grew 7.2% to Ps.12,975.6 million from Ps.12,105.7 million in 2001. Growth in merchandise sales was the result of a solid performance across all our store formats, Elektra, Salinas y Rocha and Bodega de Remates and the success of our merchandising strategy "Nobody Undersells Elektra" (Nadie Vende Mas Barato que Elektra) since the fourth quarter of 2002.

      Money Transfer Revenues

      In 2002, total revenue from our two electronic money transfer businesses decreased 1.0% to Ps.540.7 million from 545.9 million in 2001.

      Building upon successful advertising and promotional campaigns, we increased the number of transactions in our U.S. to Mexico electronic money transfer business during the last three quarters of 2002. However, on a yearly basis, increased competition resulted in lower commissions as compared to those prevalent in 2001. Therefore, revenue from Dinero en Minutos during 2002 decreased by 11.0% to Ps.335.6 million from Ps.377.0 million in 2001.

      During 2002 revenues from intra-Mexico transfers through Dinero Express increased 21.5% to Ps.205.2 million from Ps.168.9 million in 2001, almost offsetting the decline reported in Dinero en Minutos.

      Gross Profit

      Our gross profit increased 3.8% year-on-year as result of the above described revenue increases, cost controls and the positive effect on our credit margins resulting from the application of the consolidation method, through which the provision for doubtful accounts has been generated at Banco Azteca since December 1, 2002. This positive effect was partially offset by relatively weak credit margins during the first half of 2002, which were due to the lengthening in average payment terms that began in September 2001. This lengthening increased the cost side as the company books upfront 100% of the provision. As expected, this was only a short-term effect.

      Administrative and Selling Expenses

      Administrative and selling expenses, which include salaries, rent and other occupancy costs, advertising costs and sales and collections commissions, increased 2.7%, from Ps.4,069.5 million in 2001 to Ps.4,181.4 million in 2002. A smaller increase in administrative and selling expenses as compared to the increase in revenue was largely the result of our ongoing expense control initiatives, which led to declines in most expense lines. As a percentage of gross profit, administrative, general and selling expenses decreased slightly to 57.8% in 2002 from 58.4% in 2001.

      Depreciation and Amortization

      Depreciation and amortization rose 20.3% to Ps.802.5 million in 2002 from Ps.666.8 million in 2001. This increase was due primarily to Ps.555.4 million in capital expenditures associated with the conversion of our The One store format, the remodeling of existing stores and the acquisition of systems for Banco Azteca (operational, treasury, accounting, loan control, audit, reception of payments, and other systems).

      Comprehensive Financing Expenses

      Comprehensive financing expenses rose 192.6% in 2002 to Ps.1,200.5 million from Ps.410.3 million in 2001. This was largely the result of higher foreign exchange losses and expenses in the line denominated "other financial operations", which were partially offset by lower net interest expenses. Interest income decreased 9.6% from Ps.144.2 million in 2001 to Ps.130.4 million in 2002 as a result of lower investment rates in the local money market. However, this was more than offset by the 14.7% decline in interest expense to Ps.732.3 million in 2002 from Ps.858.4 million in 2001. The foreign exchange loss was Ps.623.4 million in 2002 compared to a loss of only Ps.11.0 million in 2001.

      Gains in net monetary position decreased from Ps.166.0 million in 2001 to Ps.125.5 million in 2002, despite a higher Mexican inflation rate of 5.7% for 2002, compared with the 4.4% rate for 2001. Finally, we reported a Ps.148.9 million income from other financial operations in 2001, which were the result of the non-recurring penalty fee coming from the non-exercise of the CASA stake option. This compares positively with the Ps.100.7 million of expenses reported in the same line during 2002, and which corresponds to premiums paid from foreign exchange and interest rate options.

      Taxes

      Income before taxes and employees' statutory profit sharing fell 42.2% to Ps.1,054.1 million in 2002 from Ps.1,824.0 million in 2001.

      Provision for income tax and employees' statutory profit sharing increased 0.6% in 2002 to Ps.597.9 million from Ps.594.3 million in 2001. As a percentage of pre-tax income, the provision for income tax, asset tax and employees' statutory profit sharing increased to 56.7% in 2002 from 32.6% in 2001 due mainly to a higher amount of installment sales deferred for tax purposes.

      Equity in Income from Affiliates and Discontinued Operations

      Equity in the results of CASA was a loss of Ps.28.1 million in 2002, compared to a Ps.205.5 million gain in 2001.

      Discontinued Operations

      Losses from discontinued operations increased 89.5% to Ps.325.2 million in 2002 compared to Ps.171.6 million loss in 2001. The loss was derived primarily from the expenses in which we incurred to phase out operations of The One chain, and our operations in El Salvador and the Dominican Republic, in addition to the loss of Ps.26.5 million from the sale of our operations in Elektra Dominicana, S.A.

      Net Income

      Net Income of majority stockholders decreased 93.4% to Ps.83.0 million in 2002 from Ps.1,249.3 million in 2001, largely as a result of higher comprehensive financing expenses and discontinued operations.

      Trend Information

      In the last three years, the Mexican Economy experienced a recession, particularly on the supply side of the economy. Notwithstanding this sluggish economic scenario, Grupo Elektra's business model generated positive cash flow, principally due to our relatively low prices and the simple and convenient credit programs offered by Banco Azteca. Since the start of 2004, the Mexican retail sector, as measured by ANTAD (Asociacion Nacional de Tiendas de Autoservicio y Departamentales) and INEGI (Instituto Nacional de Estadistica Geografia e Informatica), has shown a recovery that we believe is in line with the evolution of the U.S. economy and will continue for the rest of the year.

      The development of the Company's revenues shows a trend similar to that of the Mexican retail sector. Particularly, during 2001 and 2002, our revenues presented positive growth rates, although at lower rates than previous years. However, during 2003, our revenues registered a significant recovery. We believe that this trend will continue for the rest of 2004, mainly boosted by favorable macroeconomic conditions, our low price strategy and our store expansion plan. Costs of goods sold have followed the same tendency experienced by revenues. Going forward, the Company intends to continue working with its suppliers to obtain more competitive supply side prices.

      During the last year, the Company has made a concerted effort to improve inventory turnover. We believe that we have made significant gains in this area. However, we must continue focusing on our working capital needs to fully optimize inventory turnover and replenishment at our stores.

      On the other hand, our selling price development has shown, and will continue showing, a decreasing trend, as we will keep on implementing our low price strategy that consists of offering the lowest prices in the market.

      We believe that there are certain uncertainties that could negatively affect our revenues. These factors include a sudden economic turn-down, a rise in VAT taxes, higher interest rates and increasing competition, among others. For more information, see Item 3, "Key Information--Risk Factors--Risks Associated with Grupo Elektra" and "Key Information--Risk Factors--Risks Associated with Banco Azteca."

Contractual Obligations

      The following table sets forth information with respect to the Company's contractual obligations as of December 31, 2003:

                                   Payments Due by Period
--------------------------------------------------------------------------------------------
                          Millions of Pesos as of December 31, 2003
--------------------------------------------------------------------------------------------

                                               Less than 1                           After 5
Contractual Obligations (1)           Total       year       1-3 years   4-5 years    years
----------------------------------   -------   -----------   ---------   ---------   -------
Long-Term Debt                       3,088.3        0.0          0.0         0.0     3,088.3

Capital Lease Obligations               27.8       25.7          2.1         0.0         0.0

Operating Leases (2)                 1,534.6      364.9        592.5       222.6       354.6

Purchase Obligations (3)                30.4       29.1          1.3         0.0         0.0

Television  Advertisement               37.9       16.8         21.1         0.0         0.0

Real Estate Purchase Obligations        20.7        0.0         20.7         0.0         0.0

Derivative Transactions (4)              2.7        2.7            0           0           0

Total Contractual Cash Obligations   4,739.7      436.5        637.7       222.6     3,442.9
                                     -------      -----        -----       -----     -------

----------
(1) The data set forth in this table are expressed in nominal terms and do not include financing expenses.

(2) Operating leases have not been calculated on the basis of net present value instead they are presented in the basis of nominal future cash flows.

(3)   Includes the leasing of computer equipment.

(4) As the fair value is positive it includes only the interest that will be accrued.

Liquidity and Capital Resources

      Liquidity

      Our net working capital decreased to Ps.3,751.9 million as of December 31, 2003, compared to Ps.3,807.9 million as of December 31, 2002. The decrease in our net working capital during 2003 was principally attributable to a Ps.7,381.9 million increase in deposits in Banco Azteca and to a Ps.2,429.3 million increase in the credit portfolio which were partially offset by a Ps.3,506.7 million year-on-year increase in cash and a Ps.894.0 million decrease in short-term liabilities over the same period.

      Our cash and marketable securities were Ps.7,175.4 million as of December 31, 2003, compared to Ps.3,668.8 million as of December 31, 2002. For the retail division, cash and cash equivalents were Ps.3,946.1 million at the end of 2003, compared to Ps.3,199.0 million in 2002. Meanwhile, total interest-bearing liabilities for the retail division at the end of 2003 were Ps.3,816.7 million, compared to Ps.5,472.9 million at the end of 2002. As a result of this, net debt at the retail division level at the end of 2003 reached a negative of Ps.129.4 million, compared to the Ps.2,237.9 million at the end of 2002.

      We fund our operations largely through internally generated cash flow and in a small proportion by borrowings. Cash flow provided by operations in 2003 increased to Ps.6,492.1 million from Ps.2,306.4 million in 2002, primarily due to growth experienced by Banco Azteca's deposits.

      As of December 31, 2003, total interest bearing debt was the equivalent of US$339.9 million, maturing as follows:

                  Maturity Date                Debt Amount
             Year ended December 31,   (in millions of US dollars)
             -----------------------   ---------------------------

             2004...................               64.9
             2005...................                0.0
             2006...................                0.0
             2007...................                0.0
             2008...................              275.0(1)

----------
(1)   Fully prepaid in 2004.  See "Recent Developments."

      During 2003, Grupo Elektra granted two loans to Unefon for working capital in the amounts of Ps.85.0 million and Ps.139.0 million on October 13 and November 7, respectively. The term of these loans was under sixty days, during which the loans accrued interest at an annual rate of 20% in dollar terms on the outstanding balance. Unefon settled these loans in November 2003, and interest earned amounted to Ps.2.8 million which is included in our comprehensive financing cost.

      In July, 2001 we borrowed US$130 million under a syndicated loan facility from an international group of financial institutions, led by Salomon Smith Barney. The loan was used to lengthen our debt position from an average term of
2.5 years to four years. The loan was structured in two US$65 million tranches. Tranche A carried an interest rate of LIBOR plus a margin of 275 basis points and matured in three years. Tranche B carried an interest rate of LIBOR plus a margin of 325 basis points and matured in five years. As of January 30, 2003 we made a US$24.4 million payment due on that date, and we prepaid the remaining balance of US$105.6 million on February 18, 2003.

      The prepayment of our syndicated loan was taken towards the achievement of our financial strategy for 2003, the main objectives of which were to pre-pay expensive debt and to reduce our exposure to foreign exchange fluctuations. As part of this financial strategy, in 2004, the Company made the following transactions: a payment of Ps.600 million for the unsecured short-term Certificados Bursatiles; the issuance of Ps.2,600.0 million in long-term Certificados Bursatiles (CEBURES) of Intra Mexicana, S.A. de C.V., the issuance of Ps.400.00 million in short-term Certificados Bursatiles (CEBURES) and the early Redemption of our US$275 million 12% Senior Notes due 2008. For more details see "--Recent Developments."

Securitization of Accounts Receivable

      We also meet our working capital requirements through the financing of accounts receivable. Our securitization program constituted a reliable source of funds since 1997. Elektrafin (subsidiary of Grupo Elektra) made a total of ten issues used to finance an amount of approximately Ps.4,860 million. The last eight issues were done under a revolving program. Since the start-up of the credit operations of Banco Azteca, Elektrafin ceased to generate new accounts receivable in Mexico qualified to enter into the securitization programs. Thus, during the first quarter of 2003, we paid in advance all amounts outstanding under our securitization programs. Elektrafin merged with and into Elektra del Milenio, such that Elektra del Milenio is the company that is now focusing the collection of our current portfolio, owned and securitized, in Mexico. With regards to the credit operations in Peru, Honduras and Guatemala, Elektra del Milenio continues to generate new accounts receivable and to collect them along with its current portfolio.

      In the future, we may enter into additional securitization programs.

Capital Expenditures

      Capital expenditures for 2003 were Ps.1,058.5 million of which 37.9% was invested in our stores, 35.6% in computer equipment, 22.1% in transportation equipment, 2.6% in furniture and fixtures, 1.2% in communications equipment, and 0.5% in other expenses. Our capital expenditures are expected to be approximately Ps.1,200 million for 2004, including the cost of opening new stores, new bank branches, and expanding existing stores, as well as investing in information systems.

Derivative Instruments

      From time to time, Grupo Elektra uses hedging instruments designed to lessen the impact of fluctuations in foreign currency exchange rates, interest rates and the company's stock price. All financial implications of such transactions are fully reflected, as appropriate, as part of comprehensive financing cost. The description of the derivative transactions of the company is included in Item 11 of this Annual Report.

Taxes

      Income Tax

      The Mexican corporate income tax rate applicable in 2003 was 34%. In accordance with the Mexican Income Tax Law amendments in effect as of January 1, 2002, the corporate income tax rate will be gradually reduced by 1% per annum beginning in 2003 until it reaches 32% in 2005. Consequently, this gradual decrease in the income tax rate will reduce the related income tax liability.

      Our income tax expense as a percentage of income before taxes and employees' statutory profit sharing was 32.6% in 2001, 56.7% in 2002, and 27.2% in 2003.

      For the years ended December 31, 2003, 2002 and 2001, the differences between taxable and financial income are mainly due to the effect of the deduction of inventory purchases for tax purposes, offset by the non-allowable deduction of the cost of sales, to the difference between the effect of the inflationary component determined for book and tax purposes, to installment sales revenues for tax purposes and to nondeductible expenses.

      In accordance with this statement, the accrued tax effects as of January 1, 2000 (an increase of Ps.289.1 million) were recorded directly to stockholders' equity. For the years ended December 31, 2001, 2002 and 2003, we recorded a Ps.286.7 million, Ps.438.5 million and Ps.180.6 million charge to income related to deferred tax effects, respectively.

      Asset Tax

      Since 1995, an asset tax is payable at the rate of 1.8% on the net amount of certain assets and liabilities, but only when the amount of asset tax thus calculated exceeds the income tax due. Asset tax paid may be recovered in the following ten years to the extent income tax exceeds asset tax in those years. We were not required to pay such asset taxes for the years, 2001, 2002 and 2003.

U.S. GAAP Reconciliation

      Mexican GAAP varies in certain significant respects from U.S. GAAP. The application of the latter would have affected the determination of consolidated net income, expressed in pesos of December 31, 2003 purchasing power for each of the three years in the period ended December 31, 2003, and the determination of consolidated stockholders' equity at December 31, 2002 and 2003, also expressed in pesos as of December 31, 2003 purchasing power, to the extent summarized in
Note 19 to the Consolidated Financial Statements. Pursuant to Mexican GAAP, our financial statements recognize certain effects of inflation in accordance with Statement B-10 and Statement B-12. These effects have not been reversed in the reconciliation to U.S. GAAP.

      Sales and money transfer services under U.S. GAAP were Ps.12,879.5 million, Ps.13,786.4 million and Ps.16,090.9 million for the fiscal years 2001, 2002 and 2003, respectively, compared with merchandise, service revenue and other under Mexican GAAP of Ps.12,651.6 million, Ps.13,516.3 million and Ps.15,899.6 million for the comparable periods. Operating income under U.S. GAAP as of December 31, 2001, 2002, and 2003 was Ps.2,896.0 million, Ps.2,536.8 million and Ps.3,029.8 million, respectively, compared to Ps.2,234.2 million, Ps.2,254.5 million and Ps.2,448.8 million, respectively, under Mexican GAAP.

      The principal difference between merchandise, service revenues and other under Mexican GAAP and sales and money transfer services under U.S. GAAP relates to the exclusion from sales and money transfer services of (i) the mark-up on installment sales and stated and penalty interest, which are included in operating income under U.S. GAAP in the line item "interest earned from consumer credit operations" and (ii) loss on monetary position from accounts receivable, which is included in "other financing expense". In addition, the principal differences between Mexican GAAP and U.S. GAAP that affect our operating income relate to the inclusion, for purposes of calculating operating income under Mexican GAAP but not U.S. GAAP, of the loss on monetary position from accounts receivable.

      Net income (loss) under U.S. GAAP was Ps.1,201.9 million (Ps.4.89 per share), Ps.18.1 million (Ps.0.07 per share) and Ps.1,876.5 million (Ps.7.84 per share) for the fiscal years 2001, 2002, and 2003, respectively, compared with income of majority stockholders under Mexican GAAP of Ps.1,249.2 million (Ps.5.14 per share), Ps.83.0 million (Ps.0.31 per share) and Ps.1,142.4 million (Ps.4.78 per share) for the comparable periods. Majority stockholders' equity under U.S. GAAP as of December 31, 2002 and 2003 was Ps.1,861.1 million and Ps.3,228.0 million respectively, as compared to Ps.5,460.2 million and Ps.6,063.7 million, respectively, under Mexican GAAP.

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

New Accounting Pronouncements

      Mexican GAAP

      In March 2003, the Mexican Institute of Public Accountants ("MIPA") issued Statement C-15, "Impairment of Long-Lived Assets and Their Disposal", ("Statement C-15"), which will be effective as of January 1, 2004, although early adoption is recommended. Statement C-15 provides specific criteria in determining when there is impairment in the value of long-lived assets, for both tangible and intangible assets. Furthermore, Statement C-15 establishes a methodology for calculating and recording losses arising from the impairment of assets and their reversal. Also, Statement C-15 provides presentation and disclosure in the case that there is subsequent reversal of the impairment. In addition Statement C-15 provides guidance for the accounting, presentation and disclosure for discontinued operations. The adoption of Statement C-15 did not have an impact on our financial position and results of operation.

      The MIPA issued Statement C-12 "Financial Instruments with Characteristics of Liabilities, Equity or Both" ("Statement C-12"), effective as of January 1, 2004. Statement C-12 highlights the most significant differences between Liabilities and Stockholder's Equity from the issuer's perspective as a basis to identify, classify, and account properly, since the initial recognition, the Liabilities and Stockholder's Equity components of combined financial instruments.

      Statement C-12 presents the methodology to separate the corresponding component of Liabilities and Stockholder's Equity from the against-benefit received from the placement of combined financial instruments, based on the residual nature of the Stockholder's Equity, avoiding the use of reasonable values to affect the Stockholder's Equity in the initial transactions. In other words, from the against-benefit received, the calculated liability component is subtracted to determine the assignable part to the Stockholder's Equity.

      Apart from its affinity to the accounting theory, this procedure proves easier and more reliable as it only requires valuation techniques for present values of Liabilities, and avoids the use of complex techniques of equity and option valuation models.

      The adoption of Statement C-12 did not have an impact on our financial position and results of operation.

      In April 2004, the MIPA issued Statement C-10 "Derivative financial instruments and hedge operations," which is effective on January, 1, 2005, but early adoption is encouraged. Statement C-10 establishes, among other things, the characteristics of derivative financial instruments, the definition and classification of accounting models for hedge operations, the conditions to consider an instrument as having hedging purposes, and the recognition, valuation and disclosure guidelines for derivative financial instruments. We are currently evaluating the effective date for the adoption of this standard and its effect on our results of operation and financial position.

      U.S. GAAP

      In January 2003, the FASB issued Interpretation No. 46 ("FIN 46"), "Consolidation of Variable Interest Entities, an interpretation of ARB 51." The primary objectives of FIN 46 are to provide guidance on the identification of entities for which control is achieved through means other than through voting rights ("variable interest entities" or "VIEs") and how to determine when and which business enterprise should consolidate the VIE (the "primary beneficiary"). This new model for consolidation applies to an entity which either (1) the equity investors (if any) do not have a controlling financial interest or (2) the equity investment at risk is insufficient to finance that entity's activities without receiving additional subordinated financial support from other parties. In addition, FIN 46 requires that both the primary beneficiary and all other enterprises with a significant variable interest in a VIE make additional disclosures. FIN 46 applies immediately to variable interest entities created after January 31, 2003, and to variable interest entities in which an enterprise obtains an interest after that date. It applies in the first fiscal year or interim period beginning after June 15, 2003, to variable interest entities in which an enterprise holds a variable interest that it acquired before February 1, 2003. FIN 46 applies to public enterprises as of the beginning of the applicable interim or annual period, and it applies to nonpublic enterprises as of the end of the applicable annual period. In December 2003, the FASB redeliberated certain proposed modifications and revised FIN 46 ("FIN 46-R"). The revised provisions are applicable no later than the first reporting period ending after March 15, 2004. The Company does not expect that the adoption of FIN 46 and FIN 46-R will have a material impact on its financial statements.

      In April 2003, the FASB issued SFAS No. 149, "Amendment of SFAS No. 133 on Derivative Instruments and Hedging Activities" ("SFAS 149"). This statement amends and clarifies the accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS 133, "Accounting for Derivative Instruments and Hedging Activities". SFAS 149 is generally effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designed after June 30, 2003. The adoption of SFAS 149 did not have a material impact on our consolidated financial statements.

      In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity" ("SFAS 150"). This statement affects how an entity measures and reports financial instruments that have characteristics of both liabilities and equity, and is effective for financial instruments entered into or modified after May 31, 2003 and is otherwise effective at the beginning of the first interim period beginning after June 15, 2003. The Company does not expect that the adoption of SFAS 150 will have a material impact on the Consolidated Financial Statements.

                SELECTED STATISTICAL INFORMATION FOR BANCO AZTECA

      Banco Azteca commenced operations in the fourth quarter of 2002, and therefore financial information relating to the Bank is presented only for the last three months of 2002 and for 2003. Prior to the incorporation of Banco Azteca, Grupo Elektra engaged in various consumer lending activities (primarily installment sales of consumer goods) through Elektrafin, and depository activities through its arrangement with Banca Serfin. Comparisons of the financial results of Grupo Elektra's pre-Banco Azteca financial services activities and results, and Banco Azteca's banking activities and results, have been omitted in the interests of avoiding confusing and potentially misleading comparisons.

      The following selected statistical information for the Bank for 2003 and the period of October 26, 2002 to December 31, 2002 is presented on a consolidated basis. Banco Azteca represented over 40% of the total consolidated assets of the Group as of December 31, 2003. For a discussion of the Bank's loan portfolio, see "--Loan Portfolio--Public vs. Private Sector," "--Loan Portfolio--Types of Loans," "--Loan Portfolio Accrual/Nonaccrual Practices." The Bank's assets and liabilities have been presented in pesos, because substantially all of the Bank's activities are conducted in Mexico.

      The table below presents the average balance of assets, interest income and average annual interest rate for the period indicated:

                        AVERAGE ASSETS AND INTEREST RATES

                                        For the period October 26
                                           to December 31, 2002                For the year Ended December 31, 2003
                                  ---------------------------------------      ------------------------------------
                                                                 Average                                     Average
                                  Average            Average      Real        Average            Average      Real
                                  Balance   Income   Interest   Interest      Balance   Income   Interest   Interest
                                    (1)       (2)     Rate(3)     Rate          (1)       (4)     Rate(3)     Rate
                                  -------   ------   --------   --------      -------   ------   --------   --------
                                                        (Pesos in Millions, except percentages)
ASSETS

   Interest earning deposits
   with Banco de Mexico:
   Pesos                              0         0         0          0           24         1      4.17%     (0.36%)
   Dollars
                                    ---       ---      ----       ----          ---       ---     -----      -----
      Sub total                       0         0         0          0           24         1      4.17%     (0.36%)

   Government securities:
   Pesos                             40         3      7.50%      6.30%         964        46      4.77%      0.22%
   Dollars
                                    ---       ---      ----       ----          ---       ---     -----      -----
      Sub total                      40         3      7.50%      6.30%         964        46      4.77%      0.22%

   Investment securities
   Pesos                             62         5      8.06%      6.86%         588       114     19.39%     14.20%

                        AVERAGE ASSETS AND INTEREST RATES


                                        For the period October 26
                                           to December 31, 2002                For the year Ended December 31, 2003
                                  ---------------------------------------      ------------------------------------
                                                                 Average                                     Average
                                  Average            Average      Real        Average            Average      Real
                                  Balance   Income   Interest   Interest      Balance   Income   Interest   Interest
                                    (1)       (2)     Rate(3)     Rate          (1)       (4)     Rate(3)     Rate
                                  -------   ------   --------   --------      -------   ------   --------   --------
                                                        (Pesos in Millions, except percentages)
   Dollars                                                                         2        0      0.00%
                                    ---       ---     -----      -----         -----    -----     -----      -----
      Sub total                      62         5      8.06%      6.86%          590      114     19.32%     14.13%

   Loan portfolio
   Pesos                            170        86     50.59%     48.91%        3,462    2,644     76.23%     68.57%
   Dollars                            0
                                    ---       ---     -----      -----         -----    -----     -----      -----
      Sub total                     170        86     50.59%     48.91%        3,462    2,644     76.23%     68.57%

   Non-performing Loans (5)
   Pesos                                                                          51       34     66.67%     59.42%
   Dollars
                                    ---       ---     -----      -----         -----    -----     -----      -----
      Sub total                                                                   51       34     66.67%     59.42%

   Securities purchased under
      agreements to resell :
   Pesos                            262        21      8.02%      6.81%          613       42      6.85%      2.20%
   Dollars                            0
                                    ---       ---     -----      -----         -----    -----     -----      -----
      Sub total                     262        21      8.02%      6.81%          613       42      6.85%      2.20%

   Total interest earning
      assets:
   Pesos                            534       115     21.54%     20.18%        5,702    2,881     50.53%     43.98%
   Dollars                            0         0                                  2        0
                                    ---       ---     -----      -----         -----    -----     -----      -----
      Total                         534       115     21.54%     20.18%        5,704    2,881     50.51%     43.96%

   Equity investments:
   Pesos                              0                                            1
   Dollars
                                    ---                                        -----
      Sub total                       0                                            1

   Cash and due from banks:
   Pesos                            287                                          386
   Dollars                                                                         3
                                    ---                                        -----
      Sub total                     287                                          389

   Allowance for loan losses:
   Pesos                            (14)                                        (248)
   Dollars                            0                                            0
                                    ---                                        -----
      Sub total                     (14)                                        (248)

   Premises and equipment:
   Pesos                                                                         400
   Dollars
                                                                               -----
      Sub total                                                                  400

                        AVERAGE ASSETS AND INTEREST RATES

                              For the period October 26 to December 31, 2002   For the year Ended December 31, 2003
                              ----------------------------------------------  -------------------------------------
                                                                 Average                                    Average
                                  Average            Average      Real        Average            Average     Real
                                  Balance   Income   Interest   Interest      Balance   Income   Interest  Interest
                                    (1)       (2)     Rate(3)     Rate          (1)       (4)     Rate(3)    Rate
                                  -------   ------   --------   --------      -------   ------   --------  --------
                                                        (Pesos in Millions, except percentages)
   Other non-interest earning
      assets:
   Pesos                             26                                          757
   Dollars                            0
                                                                               -----
      Sub total                      26                                          757

   Total Assets:
   Pesos                            833       115     13.81%     12.54%        6,998    2,881     41.17%     35.03%
   Dollars                            0         0                                  5        0      0.00%
                                    ---       ---     -----      -----         -----    -----     -----      -----
      Total                         833       115     13.81%     12.54%        7,003    2,881     41.14%     35.00%

----------
(1)   Computed on a daily basis.

(2) The Bank commenced operations in the fourth quarter of 2002, and began extending interest bearing loans on December 1st, 2002. Interest rates reported for 2002 therefore have been computed on an annualized basis.

(3)   The average rate was computed based on historical amortized cost balances.

(4) Interest income includes loan fees of Ps.49 million for the year ended December 31, 2003. 2002 is not included.

(5)   The interest on this portfolio is recorded as income only on a cash basis.

      The table below presents the average balance of liabilities and stockholders' equity, interest expense and average annual interest rate for the periods indicated:

                     AVERAGE LIABILITIES AND INTEREST RATES

                                  For the period October 26 to
                                       December 31, 2002              For the year ended December 31, 2003
                          ---------------------------------------   ---------------------------------------
                                                          Average                                  Average
                          Average                          Real     Average                          Real
                          Balance   Interest   Average   Interest   Balance              Average   Interest
                            (1)       (2)        Rate      Rate       (1)     Interest     Rate      Rate
                          -------   --------   -------   --------   -------   --------   -------   --------
                                                          (Pesos in Millions)
LIABILITIES AND
   STOCKHOLDERS' EQUITY
   Demand deposits:
   Pesos                      0         0       0.00%         0      2,099       115       5.48%     0.89%
   Dollars
                            ---       ---       ----      -----      -----       ---       ----     -----
      Sub total               0         0       0.00%         0      2,099       115       5.48%     0.89%

   Savings deposits:
   Pesos                    415         4       0.96%     (0.16%)    1,869        19       1.02%    (3.37%)
   Dollars
                            ---       ---       ----      -----      -----       ---       ----     -----
      Sub total             415         4       0.96%     (0.16%)    1,869        19       1.02%    (3.37%)

   Time deposits: (3)
   Pesos                     55         4       7.27%      6.07%     1,048        86       8.21%     3.50%

                     AVERAGE LIABILITIES AND INTEREST RATES

                                    For the period October 26 to
                                         December 31, 2002              For the year ended December 31, 2003
                            ---------------------------------------   ---------------------------------------
                                                            Average                                  Average
                            Average                          Real     Average                          Real
                            Balance   Interest   Average   Interest   Balance              Average   Interest
                              (1)       (2)        Rate      Rate       (1)     Interest     Rate      Rate
                            -------   --------   -------   --------   -------   --------   -------   --------
                                                            (Pesos in Millions)
   Dollars
                              ---       ---      -----      -----      -----       ---       ----     -----
      Sub total                55         4       7.27%      6.07%     1,048        86       8.21%     3.50%

   Short-term Borrowings:
   Pesos                        8         1      12.50%     11.24%        22         2       9.09%     4.35%
   Dollars                      0         0                                0         0
                              ---       ---      -----      -----      -----       ---       ----     -----
      Sub total                 8         1      12.50%     11.24%        22         2       9.09%     4.35%

   Securities sold
      under agreements
      to repurchase:
   Pesos                       18         2      11.11%      9.87%       587        34       5.79%     1.19%
   Dollars                      0         0                                0
                              ---       ---      -----      -----      -----       ---       ----     -----
      Sub total                18         2      11.11%      9.87%       587        34       5.79%     1.19%

   Total interest bearing
   liabilities:
   Pesos                      496        10       2.02%      0.88%     5,625       256       4.55%     0.00%
   Dollars                      0         0                                0         0
                              ---       ---      -----      -----      -----       ---       ----     -----
      Total                   496        10       2.02%      0.88%     5,625       256       4.55%     0.00%

   Other liabilities:
   Pesos                      143                                        849
   Dollars                      0                                          5
                              ---                                      -----
      Sub total               143                                        854

   Stockholders' equity
   Pesos                      194                                        524
   Dollars                      0
                              ---                                      -----
      Sub total               194                                        524

   Total liabilities
      and stockholders'
      equity:
   Pesos                      833        10       1.20%     (0.07%)    6,998       256       3.66%    (0.85%)
   Dollars                      0         0                                5         0       0.00%
                              ---       ---      -----      -----      -----       ---       ----     -----
      Total                   833        10       1.20%     (0.07%)    7,003       256       3.66%    (0.85%)

----------
(1)   Computed on a daily basis.

(2) The bank commenced operations in the fourth quarter of 2002, and began extending interest bearing loans on December 1st, 2002. Interest rates reported for 2002 therefore have been computed on an annualized basis.

(3) Includes time deposits with higher yield due at maturity, which are not considered as part of core deposits.

Changes in Net Interest Income-Volume and Rate Analysis

      The following table sets forth the allocation of the changes in our interest income and expense between average volume and changes in the average yields/rates for the year ended December 31, 2003 compared to 2002 (computation of rate interest for 2002 was annualized). Volume and rate variances have been calculated based on movements of average balances over the period and changes in average interest yield/rates on interest-earning assets and interest-bearing liabilities from one period to the other. Volume change has been computed as the change in the average interest-earning assets or interest-bearing liabilities from one period to the other multiplied by the average yield/rate in the later period. Yield/rate change has been computed as the change in the yield/rate in the period multiplied by the average interest-earning assets or interest-bearing liabilities in the earlier period. We allocated the net change from the combined effects of volume and yield/rate proportionately to volume change and yield/rate change, in absolute terms, without considering positive and negative effects.

                                     For the period October 26 to
                                        December 31, 2002/2003
                                --------------------------------------
                                Increase (Decrease) Due to Changes in:
                                --------------------------------------
                                  Volume   Interest Rate   Net Change
                                  ------   -------------   ----------
                                         (Pesos in Millions)
ASSETS

   Interest earning deposits
      with Banco de Mexico:
   Pesos                               0          1               1
   Dollars                             0          0               0
                                   -----        ---           -----
      Sub total                        0          1               1

   Government securities:
   Pesos                              44         (1)             43
   Dollars                             0          0               0
                                   -----        ---           -----
      Sub total                       44         (1)             43

   Investment securities:
   Pesos                              94         15             109
   Dollars                             0          0               0
                                   -----        ---           -----
      Sub total                       94         15             109

   Loan portfolio:
   Pesos                           2,493         65           2,558
   Dollars                             0          0               0
                                   -----        ---           -----
      Sub total                    2,493         65           2,558

   Non performing loans:
   Pesos                               0         34              34
   Dollars                             0          0               0
                                   -----        ---           -----
      Sub total                        0         34              34

   Securities purchased under
      agreements to resell:
   Pesos                              24         (3)             21
   Dollars                             0          0               0
                                   -----        ---           -----
      Sub total                       24         (3)             21

                                     For the period October 26 to
                                        December 31, 2002/2003
                                --------------------------------------
                                Increase (Decrease) Due to Changes in:
                                --------------------------------------
                                  Volume   Interest Rate   Net Change
                                  ------   -------------   ----------
                                         (Pesos in Millions)

   Total interest earning
     assets:
   Pesos                           2,428        338           2,766
   Dollars                             0          0               0
                                   -----        ---           -----
      Total                        2,428        338           2,766

                                  For the period from October 26 to
                                        December 31, 2002/2003
                                --------------------------------------
                                Increase (Decrease) Due to Changes in:
                                --------------------------------------
                                      Volume   Rate   Net Change
                                      ------   ----   ----------
                                         (Pesos in Millions)
LIABILITIES AND
STOCKHOLDERS' EQUITY
   Demand deposits:
   Pesos                                 0      115       115
   Dollars                               0        0         0
                                       ---      ---       ---
      Sub total                          0      115       115

   Savings deposits:
   Pesos                                15       (0)       15
   Dollars                               0        0         0
                                       ---      ---       ---
      Sub total                         15       (0)       15

   Time deposits:
   Pesos                                81        1        82
   Dollars                               0        0         0
                                       ---      ---       ---
      Sub total                         81        1        82

   Short-term borrowings:
   Pesos                                 1       (0)        1
   Dollars                               0        0         0
                                       ---      ---       ---
      Sub total                          1       (0)        1

   Securities sold under agreements
      to repurchase:
   Pesos                                33       (1)       32
   Dollars                               0        0         0
                                       ---      ---       ---
      Sub total                         33       (1)       32

   Total interest bearing
      liabilities:
   Pesos                               219       27       246
   Dollars                               0        0         0
                                       ---      ---       ---
      Total                            219       27       246

Interest Earning Assets-Interest Spread

      The following tables set forth, by currency of denomination, the levels of our average interest earning assets and net interest income; and gross and net yield and yield spread obtained, for each of the periods indicated.

                     Interest Earning Assets-Interest Spread

                                   For the period
                                   October 26 to
                                    December 31,    Year Ended December 31,
                                   --------------   -----------------------
                                      2002 (1)               2003
                                      --------              -----
                                             (Pesos in Millions)
   Total average earning assets:
   Pesos                                 534                5,702
   Dollars                                 0                    2
                                       -----                -----
      Total                              534                 5704

   Net interest income:
   Pesos                                 105                2,625
   Dollars                                 0                    0
                                       -----                -----
      Total                              105                2,625

   Gross yield (1)
   Pesos                               21.54%               50.53%
   Dollars                              0.00%                0.00%
                                       -----                -----
      Weighted-average rate            21.54%               50.51%

   Net yield (2)
   Pesos                               19.66%               46.04%
   Dollars                              0.00%                0.00%
                                       -----                -----
      Weighted-average rate            19.66%               46.02%

   Yield spread (3)
   Pesos                               19.52%               45.98%
   Dollars                              0.00%                0.00%
                                       -----                -----
      Weighted-average rate            19.52%               45.96%

----------
(1)   Gross yield is interest income divided by average earning assets.

(2) Net yield is calculated by dividing net interest income by total average interest earning assets.

(3) Yield spread represents the difference between gross yield on average interest earning assets and average cost of interest bearing liabilities.

Return on Equity and Assets

                                           For the period
                                           October 26 to     Year Ended
                                            December 31,    December 31,
                                                2002            2003
                                           --------------   ------------

                                                (Pesos in Millions)
Net income:                                      (243)            148
Average total assets                              833           7,003
Average stockholders' equity                      194             524

   Return on average total assets (1)          (29.21%)          2.12%
   Return on average stockholders equity      (125.40%)         28.28%

Average stockholders' equity as
   percentage of average total assets           23.29%           7.48%

----------
(1) Figures are for the period of October 26 to December 31, 2002. Rates have been annualized.

Investment Securities

      Total investment securities held by the Bank were in the amount of Ps.3,105 million as of December 31, 2003, and Ps.332 million as of December 31, 2002, representing 31.38% and 16.28%, respectively, of Banco Azteca's total assets at those dates.

                                              Year Ended     Year Ended
                                             December 31,   December 31,
                                             ------------   ------------
                                               2002 (1)         2003
                                             ------------   ------------
                                                 (Pesos in Millions)
   Peso-denominated

   Mexican government securities:
      Cetes                                        20             50
      Bpas                                        312            218
      Brems                                         0            192
      Bpat                                          0          1,522
      Bonde182                                      0            623
                                                  ---          -----
      Total Mexican government securities         332          2,604
                                                  ---          -----

   Marketable securities:
      Quoted                                        0              0
      Not quoted (2)                                0            501
      Bonds and debentures                          0              0
                                                  ---          -----
   Total marketable securities                      0            501
                                                  ---          -----
      Total investment securities                 332          3,105
                                                  ===          =====

----------
(1)   Amounts are restated in pesos on purchasing power at December 31, 2003.

(2)   Banco Inbursa's time deposits with higher yield paid at maturity.

      The following table analyzes the remaining maturities and weighted average yields of the Bank's investment securities as of December 31, 2003.

                                                           Maturing
                                     Maturing            after 1 year
                                in one year or less   through 5 years (1)
                                -------------------   -------------------
                                  Amount   Yield         Amount   Yield
                                  ------   -----         ------   -----
                                           (pesos in millions)

Mexican government securities
   Cetes                            50      6.05%             0      0%
   Bpas                                        0%           218   5.94%
   Brems                                       0%           192   6.13%
   Bpat                                        0%         1,522   6.12%
   Bonde182                                    0%           623   6.05%
                                   ---      ----          -----   ----
      Total                         50      6.05%         2,554   6.09%

Other securities
   Bank Note                       501      6.14%             0      0%
                                   ---      ----          -----   ----
      Total                        551      6.13%         2,554   6.09%
                                   ===      ====          =====   ====

----------
(1) Notwithstanding the range of maturities, substantially all of the Bank's portfolio securities reprice every 30 and/or 91 days. The Bank has no securities with maturities greater than five years.

Deposits

      The following table sets forth the composition of the Bank's total deposits by demand deposits, saving deposits and time deposits with the indicated maturities as of December 31, 2003.

                           1 to 30 Days   30 to 180 Days   180 to 360 Days       Total
                          -------------   --------------   ---------------   -------------
                          Total   % (1)   Total    % (1)    Total   % (1)    Total   % (1)
                          -----   -----   -----   ------    -----   -----    -----   -----
                                                 (Pesos in Millions)
   Demand deposits: (2)
      Pesos               2,263    42%    2,895    100%      527     100%    5,685     42%
      Dollars                 0     0         0      0         0       0         0      0

   Savings:
      Pesos               3,104    58%        0      0%        0       0%    3,104     58%
      Dollars                 0     0         0      0         0       0         0      0

   Time deposits:
      Pesos                   0     0         0      0         0       0         0      0
      Dollars                 0     0         0      0         0       0         0      0
                          -----   ---     -----    ---       ---     ---     -----    ---

   Total:
      Pesos               5,367   100%    2,895    100%      527     100%    8,789    100%
      Dollars                 0     0%        0      0%        0       0%        0      0%
                          -----   ---     -----    ---       ---     ---     -----    ---

      Total deposits      5,367   100%    2,895    100%      527     100%    8,789    100%
                          =====   ===     =====    ===       ===     ===     =====    ===

----------
(1)   Represents the percentage by type within each maturity category.

(2)   Demand deposits includes the Bank's Inversion Azteca deposits.

      The following table analyzes the Bank's deposits by amount at December 31, 2003.

                                       Deposits by Amount

                         Less than     More than 500,000     More than
                          500,000        to 1,000,000        1,000,000
                       -------------   -----------------   -------------
                       Total   % (1)     Total   % (1)     Total   % (1)   Total
                       -----   -----     -----   -----     -----   -----   -----
                                          (Pesos in Millions)

   Demand deposits:
      Pesos            5,147     62%      152      96%      386     99%    5,685
      Dollars              0      0         0       0         0      0         0

   Savings deposits:
      Pesos            3,094     38%        7       4%        3      1%    3,104
      Dollars              0      0         0       0         0      0         0

   Time deposits:
      Pesos                0      0         0       0         0      0         0
      Dollars              0      0         0       0         0      0         0
                       -----    ---       ---     ---       ---    ---     -----

   Total:
      Pesos            8,241    100%      159     100%      389    100%    8,789
      Dollars              0      0         0       0         0      0         0
                       -----    ---       ---     ---       ---    ---     -----

      Total
         deposits      8,241    100%      159     100%      389    100%    8,789
                       =====    ===       ===     ===       ===    ===     =====

----------
(1)   Represents the percentage by type within each amount category.

      Substantially all time deposits over Ps.500,000 had maturities of less than three months.

Short-Term Borrowings and Securities Sold under Agreements to Repurchase

      The following table sets forth the Bank's short-term borrowings and securities sold under agreements to repurchase for the periods indicated.

    Short-term Borrowings and Securities Sold under Agreements to Repurchase

                                                   December, 31
                                      -------------------------------------
                                             2002                 2003
                                      -------------------   ---------------
                                       Amount    Rate (1)    Amount    Rate
                                      --------   --------   --------   ----
                                                (Pesos in Millions)
   Short-term borrowings:
      At end of period                     113      8.04%         29   6.27%
      Average during period                  8     12.50%         22   9.09%
      Maximum month-end balance            113                   150
      Month                           December               January

   Securities sold under agreements
      to repurchase:
      At end of period                     300      8.11%        561   6.06%
      Average during period                 18     11.11%        587   5.79%
      Maximum month-end balance            555                 3,173
      Month                           November              November

----------
(1) Amount in pesos corresponding for three months ended at December 31, 2002. Rates were calculated on annualized basis.

Loan Portfolio - Public vs. Private Sector

      The following table analyzes the breakdown of the Bank's total loan portfolio:

                           Public and Private Sectors

                         December, 31
                     -------------------
                       2002(1)    2003
                       -------   ------
                     (Pesos in Millions)

    Public sector            0        0
    Private sector       1,138    5,351

                       -------   ------
    Total loans          1,138    5,351
                       =======   ======

----------
(1)   Amounts are restated in pesos of purchasing power as of December 31, 2003.

Loan Portfolio - Types of Loans

      The following table analyzes the breakdown of the Bank's loan portfolio by type of loan before giving effect to the allowance for loan losses. Total loans reflect the sum of the principal balances of the Bank's performing portfolio and its past due portfolio (as determined according to applicable CNBV accounting practices).

      The Bank has made no loans outside of Mexico and it has not engaged in any restructurings of loans.

                                   Year Ended     Year Ended
                                  December 31,   December 31,
                                  ------------   ------------
                                     2002 (3)        2003
                                  ------------   ------------
                                      (Pesos in Millions)
                                  ---------------------------
Current loans:
Commercial:
Secured or guaranteed:
   Other                                  0             8
                                      -----         -----
Total commercial loans                    0             8
                                      -----         -----

Retail loans:
   Residential mortgage                   0             2
   Other consumer credit (2)          1,138         5,199
                                      -----         -----
      Total retail loans              1,138         5,201
                                      -----         -----

Total current loans                   1,138         5,209

Past due loans and payments (1)
   Other consumer credit                  0           142

   Total loans                        1,138         5,351
                                      -----         -----

Allowance for loans losses              (92)         (314)

                                      -----         -----
Total loans                           1,046         5,037
                                      =====         =====

----------
(1)   As calculated under CNBV accounting practices.

(2) Other consumer credit includes advance interest paid in the amounts of Ps.38 million in 2003, and Ps.3 million in 2002.

(3)   Amounts are restated in pesos of purchasing power at December 31, 2003.

                                                      Economic Activity
                                                         December 31,
                                        ---------------------------------------------
                                               2002 (1)                 2003
                                        ---------------------   ---------------------
                                           Loan     % of Loan      Loan     % of Loan
Economic activity                       Portfolio   Portfolio   Portfolio   Portfolio
-------------------------------------   ---------   ---------   ---------   ---------
                                                     (Pesos in Millions)
Mortgage (commercial and residential)         0          0            2        0.04%
Agriculture and farming                       0          0            0        0.01%
Other consumer credit                     1,138        100%       5,349       99.95%

                                          -----      ------       -----      ------
Total                                     1,138      100.00%      5,351      100.00%
                                          =====      ======       =====      ======

----------
(1)   Amounts are restated in pesos of purchasing power at December 31, 2003.

                   Maturity Composition of the Loan Portfolio

                         Maturity Composition of the
                         Loan Portfolio December 31,
                         ---------------------------
                                2002     2003
                               ------   ------
                             (Pesos in Millions)

   1 to 6 months                18.55%   11.64%
   6 to 12 months               72.32%   56.70%
   12 to 30 months               9.13%   31.62%
   30 to 60 months                        0.01%
   More than 60 months                    0.03%

                               ------   ------
   Total                       100.00%  100.00%
                               ======   ======

Loan Portfolio Accrual/Nonaccrual Practices

      Loans are granted based on the analysis of the payment capacity of borrowers, in conformity with the corporate policies established by the Bank, which are documented in the "Loan Manual", which was reviewed and approved by the Bank's Board of Directors.

      Loans are classified as non-performing, in the amount of the unpaid total balance thereof, on the following basis:

      1. Loans with a single payment of principal and interest on the due date, when the loan becomes 30 or more days in arrears.

      2. Loans with a single payment of principal on the due date, and periodic payments on interest, when the interest payments become 90 or more days in arrears, or the principal payment becomes 30 or more days in arrears.

      3. Loans with installments payments of principal and interest, when either the interest or principal payment becomes 90 days or more in arrears.

      4. Revolving loans, if the loan is two or more than two monthly billing periods, or 60 or more days, in arrears.

      5. Mortgage loans with periodic interest and principal payments, when payments on either principal or interest become 90 or more days in arrears (150 days in 2002).

      Interest is recognized as income when accrued. However, the recognition of interest is suspended at the time a loan is reclassified as non-performing.

      When a loan is classified as non-performing, an estimate is created for an amount equivalent to the total unearned accrued ordinary interest on the loan. This estimate is reported as part of the Bank's past due portfolio balances.

      Interest accrued (in arrears) during the period in which a loan is classified as non-performing is not recognized as income until the time such interest is actually collected.

      The Bank's loan portfolio management policies and procedures are documented in the "Loan Manual", which has been approved by the Audit Committee and Board of Directors. The Loan Manual establishes policies and procedures for the underwriting, review, approval, administration and collection of the Bank's loans. The Bank also has created and implemented policies and procedures that are designed to assure the timely and proper identification, reporting and accounting of non-performing loans.

      The current loan portfolio balance at December 31, 2003 and 2002, comprised of capital and interest, is summarized as follows:

                             Current Loan Portfolio

                                        Years ended
                                        December 31,
                                    -------------------
                                     2002(1)     2003
                                     -------   -------
                                    (Pesos in Millions)
               Consumer lending        4,662     1,122
               Personal loans            537        16
               Commercial credits          8         0
               Mortgage lending            2         0

                                     -------   -------
               Total                   5,209     1,138
                                     =======   =======

      The non-performing portfolio balance at December 31, 2003 was Ps.142 million, consisting exclusively of consumer loans. All interest accrued on the non-performing loan portfolio is recorded as income only on a cash basis.

Loan Loss Reserves Required by Regulation

      Under Mexican GAAP and regulatory requirements, regulated banks compute and maintain loan loss reserves in a manner that differs in certain respects from U.S. GAAP and bank regulatory requirements. Banco Azteca maintains loan losses reserves with respect to its anticipated losses in its loan portfolio consistent with Mexican GAAP and in accordance with loan loss reserve requirements established by the CNBV. In addition, the Bank computes and maintains supplemental loan loss reserves according to its own internal reserve computation methodology.

      The CNBV establishes a methodology that Mexican commercial banks are required to use in determining the amount of loan loss reserves that such institutions must establish and maintain, in the CNBV's "Rules for the Rating of the Loan Portfolio of Lending Institutions." These Rules specify the methodology that is to be used for each type of loan specified in the Rules. Requirements governing the computation and making of provisions for loan losses specifically with respect to loans for consumer durables and goods are set forth in the CNBV's Circular 1493.

      The CNBV's loan loss reserve methodology, as set forth in Circular 1493, is based on the required classification of a bank's loans into one of several "risk categories" that are based on the number of monthly billing cycles, if any, that the loans are past due. In turn, a specified percentage of each risk category is required to be taken as a provision to the bank's loan loss reserves. The risk category classifications are required to be based on data that is as of a date at least 9 months prior to the date of actual risk category classification. The CNBV's risk classification categories are as follows:

                         Number of Monthly Billing   Required Reserve
         Risk Category         Cycles Past Due         Percentage
         -------------   -------------------------   ----------------
               A                     0                     0.5
               B                     1                      10
               C                     2                      45
               D                     3                      65
               D                     4                      75
               D                     5                      80
               D                     6                      85
               E                     7                      90
               E                     8                      95
               E                     9                     100

      As discussed elsewhere in this Annual Report, the Bank's loan portfolio is based on weekly payment cycles. The Bank has been advised by the CNBV, through an official communication (No. 601-II-223855, dated December 4, 2002), that it would not object if the Bank deemed loans that are past due for four weekly billing cycles to be past due for one monthly cycle, for purposes of assigning its loans to the risk classification categories required under Circular 1493.

Supplemental Loan Loss Reserves

      In addition, Banco Azteca has established loan loss reserves that are over and above those required under the CNBV's rules discussed above. These additional reserves are based on the Bank's estimate of expected losses in the Bank's loan portfolio, classified into subcategories of loans. The Bank has based its evaluation of these estimated losses by taking into account the historical loss experience of the Bank during its first year of operations (and, prior to December, 2002, the loss experience of its affiliated companies) for each of the Bank's loan classification categories, as well as other intrinsic and extrinsic factors bearing on the creditworthiness of each loan classification category. Bank management periodically reviews and makes adjustments, as necessary, to the level of loan loss reserves that, in management's judgment, are appropriate for the loan portfolio as of a given time.

      As a result of the Bank's practice of providing for supplemental loan loss reserves, the Bank's reported aggregate loan loss reserves for the years ending December 31, 2003 and 2002 exceeded the amount of minimum loan loss reserves required by CNBV rules for those period in the amounts of Ps.129 million and Ps.86 million, respectively.

      The breakdown of the Bank's loan loss reserves, including the reserves required by the CNBV and those that result from the Bank's internal loan portfolio ratings, as of December 31, 2003 and 2002, respectively, are as follows:

                             Bank Loan Portfolio         Loan Loss Reserves
                     ---------------------------------   ------------------
                          2003              2002           2003      2002
                     ---------------   ---------------   -------   --------
                                      (Pesos in Millions)
                     ---------------   ---------------   ------------------
            Risk
          Category      %     Amount     %      Amount    Amount    Amount
                     ------   ------   ------   ------    ------    ------

             A        91.80    4,912   100.00    1,137        25         6
             B         3.83      205     0.00        1        21         0
             C         1.68       90     0.00        0        37         0
             D         2.09      112     0.00        0        75         0
             E         0.60       32     0.00        0        27         0

                     ------   ------   ------   ------    ------    ------
                     100.00    5,351   100.00    1,138       185         6
                     ======   ======   ======   ======

     Excess of loan loss reserves required by the CNBV       129        86
                                                          ------    ------
     Total Loan Loss Reserves                                314        92
                                                          ======    ======

      Following is a summary of changes in the Bank's total loan loss reserve balances from December 31, 2002 to December 31, 2003, taking into account all provisions, charge-offs and restatements:

                       Loan Portfolio Breakdown by Grading

                            Year Ended        Year Ended
                           December 31,      December 31,
                        ----------------   ----------------
                              2002               2003
                        ----------------   ----------------
                             Total               Total
                                 (Pesos in Millions)
                        Amount(2)     %     Amount       %
                        ---------   ----   --------    ----

          Loan Grade:

               A          1,137     100%   4,912        92%
               B              1       0%     205         4%
               C              0       0%      90         2%
               D              0       0%     112 (1)     2%
               E                              32 (1)     1%
                          -----     ---    -----       ---
                          1,138     100%   5,351       100%
                          =====     ===    =====       ===

----------
(1) Includes past due loans reflected in the Loan Portfolio, which amounted to Ps.142 million and consists entirely of consumer credit.

(2)   Amounts are restated in pesos of purchasing power at December 31, 2003.

      Following is a summary of changes in the Bank's total loan loss reserve balances from December 31, 2002 to December 31, 2003, taking into account all provisions, charge-offs and restatements:

                            Allowance for loan losses

                                             Year Ended December 31,
                                             -----------------------
                                                2002       2003
                                              --------   --------
                                               (Pesos in Millions)

          Balance at beginning of the year         0         89
          Provision for loan losses               89        409
          Charge-offs (1)                          0       (175)
          Recoveries                               0          0
          Restatement                              3         (9)

                                                ----       ----
          Balance at the end of the year          92        314
                                                ====       ====

----------
(1)   Exclusively related to consumer credit.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors

      Our Board of Directors is comprised of nine members and their alternates who are elected for one-year terms at our Annual Ordinary Meeting of Shareholders. Four of the Directors appointed must be independent Directors who are not employed by or affiliated with our controlling shareholders. The following table lists our current Directors, their position, their principal occupation and the year of their appointment to the Board. On March 27, 2003, our shareholders elected new Directors to the Board, which since that date is comprised of the persons listed below.

                                                                                                   Director
Name                                   Principal Occupation                                          Since     Age
----                                   --------------------                                        --------   ----
Ricardo B. Salinas Pliego(1) .......   Chairman of the Board of Grupo Elektra                         1993     48
Hugo Salinas Price(2) ..............   Honorary President of Grupo Elektra                            1993     71
Pedro Padilla Longoria .............   Chief Executive Officer of TV Azteca                           1993     37
Guillermo Salinas Pliego(1) ........   President of Dataflux, S.A. de C.V.                            1993     43
Roberto Servitje Achutegui .........   Chairman of Grupo Altex, S.C                                   2000     49
Manuel Rodriguez de Castro .........   President of Agencia Hispana                                   2003     38
Jorge R. Bellot Castro .............   President and Chairman of the Board of Grupo Cardinal          2003     47
Gonzalo Brockmann Garcia ...........   President of Best Western Hotels Mexico, Central America
                                       and Ecuador                                                    2003     48
Luis J. Echarte Fernandez ..........   President and Chief Executive Officer of Azteca
                                       America Network                                                2003     59

----------
(1)   Son of Hugo Salinas Price.

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

      Corporate Governance

      Following the implementation of our share restructuring, which was approved by our shareholders on June 25, 2002, our shareholders also approved important amendments to our bylaws related to the conversion of our old Series A, B and L Shares into a single series of Common Shares, with unrestricted voting rights. These changes did not modify those provisions of our bylaws related to corporate governance, preserving transparency and accountability to our shareholders, and those provisions that required clear and prompt communications with our minority shareholders.

      Under the amended bylaws, five members of the Board of Directors may be nominated by, and affiliated with, the Controlling Shareholders or with our management. Four members of the Board are required to be independent, with no affiliation with the Controlling Shareholders or management. Since March 27, 2003 our independent Directors have been and are currently Gonzalo Brockmann Garcia, Manuel Rodriguez de Castro, Roberto Servitje Achutegui and Jorge R. Bellot Castro.

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

      o The Audit Committee reviews our financial reporting procedures and internal financial control systems, as well as the activities and independence of independent auditors and the activities of internal audit staff. Audit Committee meetings are attended by both external auditors and our controller. On April 28, 2004, our board elected Jorge R. Bellot Castro as a new member of the Audit Committee, replacing Luis J. Echarte Fernandez. The Audit Committee is since that date comprised of three independent directors: Gonzalo Brockmann Garcia, Manuel Rodriguez de Castro and Jorge R. Bellot Castro. Currently we do not have an audit committee financial expert serving on our Audit Committee. On February 8, 2000, the date on which the Board approved the constitution of the four Committees, an audit committee financial expert was not required to serve on the Audit Committee. We are presently looking for a person who qualifies as an audit committee financial expert to serve as a member of the Audit Committee.

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

Executive Officers

      The following table lists each of our senior executive officers, his position, years of service as an executive officer (with us or our predecessor entities), and age, as of March 29, 2004. Our executive officers serve until they resign or are dismissed by the Board:

                                                                                        Years as
Name                                Position                                        Executive Officer    Age
----                                --------                                        -----------------    ---
Javier Sarro Cortina.............   Chief Executive Officer and Chief Operating              9            43
                                    Officer
Carlos Septien Michel............   Chief Executive Officer of Banco Azteca                  2            51
Rodrigo Pliego Abraham...........   Chief Financial Officer                                  2            38
Manuel Gonzalez Palomo...........   Vice President Information Technology                    4            46
Luis Nino de Rivera Lajous.......   Vice  President of Banco Azteca's Board of               1            57
                                    Directors
Mario Gordillo Rincon............   General Director of Financial Services,                 10            37
                                    Banco Azteca
Rafael Tavarez Cruz..............   General Director of Operations                           7            47
Rafael G. Martinez de Ita........   General Counsel and Secretary of the Board               1            31
                                    of Grupo Elektra (not a member of the Board)
Ricardo B. Salinas Pliego........   Executive President                                     21            48

Director and Officer Biographies

      The following provides biographical information about the directors of the Company.

      Ricardo B. Salinas Pliego has served as our Executive President since 1989 and as Chairman of our Board of Directors since 1993. Mr. Salinas is one of our controlling shareholders and has also served as a member of the Board of Directors of Unefon since 2000 and Chairman of the Board of TV Azteca since 1993. Prior to joining us in 1981, he worked at Arthur Andersen and The Brinkman Company. Mr. Salinas studied public accounting at the Instituto Tecnologico y de Estudios Superiores in Monterrey ("ITESM") and graduated with Honors in 1977. He went on to receive his Masters in Finance from the University of Tulane in 1979. Mr. Salinas also serves on the board of directors of numerous Mexican companies including Dataflux, Biper, Cosmofrecuencias and Todito. Recently, Mr. Salinas Pliego became the first foreigner to be recognized by the University of Tulane as a Distinguished Alumni.

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

      Guillermo Salinas Pliego has served as Director since 1993. He also serves on the board of directors of TV Azteca and is Chairman of the board of Dataflux. Mr. Salinas founded Dataflux while studying at ITESM and is currently the primary shareholder of the company. He studied at the Colegio Britanico de la Ciudad de Mexico and at St. Andrew's College in Canada. Mr. Salinas holds a CPA degree from ITESM.

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

      Gonzalo Brockmann Garcia has served as Director since March 2003. He is President of Best Western Hotels in Mexico, Central America and Ecuador. Formerly, he was President of Hostels of America. Mr. Brockmann graduated from the Universidad Anahuac and holds a MBA from the University of Texas and an Owner/President Management (OPM) Program degree from the University of Harvard.

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

      Carlos Septien Michel has served as the Chief Executive Officer of Banco Azteca since April 2002. Previously, he served as the Adjunct General Director of Banorte. Prior to that, he held positions as Chief Executive Officer of BanCrecer, and Chief Executive Officer of Banco IXE. He has 24 years of banking experience, out of which the first twelve he spent at Banamex in various positions. Mr. Septien holds an MBA from Purdue University.

      Rodrigo Pliego Abraham has served as our Chief Financial Officer since August 2002. Previously, he was the Chief Financial Officer of TV Azteca, a position he held since July 2001. Prior to serving as Chief Financial Officer in TV Azteca, he served as the Administration Director of the Company from May 1994 through July 2001. He received an undergraduate degree in Electrical and Mechanical Engineering from the UNAM.

      Manuel Gonzalez Palomo has served as Vice President of Systems since 2000. Since joining Grupo Elektra in 1990, he held the positions of Director of Finance, Director of Human Resources and General Director of Systems. Mr. Gonzalez holds a bachelor's degree in accounting, a MBA and a Masters in Operations Research, all from the ITESM.

      Luis Nino de Rivera Lajous has served as Vice President of Banco Azteca's Board of Directors since June 2002. He is also a member of the Board of Directors of The Mexico Private Equity Fund, the Club de Banqueros de Mexico and the International Committee of Indiana University Foundation. He served as CEO of several companies, such as Dresdner Bank Mexico, Citibank (Panama), Arrendadora Financiera Mexicana and Factoring Corporativo. Mr. Nino de Rivera holds a degree in Management from Indiana University and a Master's Degree on International Business and Politics from New York University.

      Mario Gordillo Rincon has served as General Director of Financial Services of Banco Azteca since 2001. Since joining Grupo Elektra in 1993 from Coca Cola Mexico, he has held several positions as Line Manager, Director of Financial Services, Director of Distribution, Director of the clothing operations, and General Director of Commercial Development. Mr. Gordillo holds a degree in Industrial Engineering and Systems from the ITESM and a MBA from the IPADE and another in Finance from the ITESM.

      Mr. Rafael Tavarez Cruz has served as the General Director of Operations of Grupo Elektra since July, 2003. He served as the CEO of his own retail company for five years in Sonora and Sinaloa. With 22 years of experience in the retail business, he joined Grupo Elektra in March 1995 as National Sales Director. He has held several strategic positions in the Company, including Commercial Director of New Businesses, Biper, Divisional Director of Operations and Director of Formats. Mr. Tavarez holds a bachelor's degree in accounting from the Instituto Tecnologico de Sonora, with a Masters Degree from the Instituto Panamericano de Alta Direccion de las Empresas (IPADE).

      Rafael G. Martinez de Ita has served as the General Counsel since March 2004 and was recently appointed as a non-member Secretary of our Board of Directors. He joined Grupo Elektra in 2000 as a General Corporate Lawyer. Mr. Martinez has an undergraduate law degree from the Escuela Libre de Derecho de Puebla.

Compensation of Directors and Officers

      For the year ended December 31, 2003, the aggregate compensation paid to our Executive Officers including our Executive President (an average of 117 persons in senior and middle-level management) for services in all capacities was approximately Ps.171.5 million (approximately US$15.3 million). During the same period, our company paid to the members of the Board of Directors a total amount of approximately Ps.3.0 million (approximately US$267,000).

      In 1994, we established a non-contributory pension plan for our employees, including our officers. During 2001, 2002 and 2003, the charges to income related to such pension plan and seniority premiums were approximately Ps.8.3 million, Ps.11.6 million and Ps.16.6 million, respectively. As of December 31, 2003, the liabilities related to seniority premiums and such pension plan were Ps.59.9 million as compared to Ps.58.6 million at the end of 2002.

Comparison between Mexican and US corporate governance practices

      We have filed as Exhibit 14 to this Annual Report a summary of the principal difference between Mexican corporate governance standards and the New York Stock Exchange's corporate governance standards applicable to U.S. issuers.

Stock Option Plan

      On February 28, 1994, our Board of Directors approved a stock option plan (the "Stock Option Plan") through which store managers and all personnel senior to store managers employed prior to January 1, 1994 were granted options to purchase common shares at a price of Ps.12.50 per common share. The Stock Option Plan also allowed employees whose employment date occurred during 1994 or 1995 to receive options beginning in 1996 and 1997, respectively, at an exercise price of Ps.16.25 (1994 employees) or Ps.20.00 (1995 employees) per common share. Nevertheless, the trust Technical Committee may establish different exercise prices and may grant stock options to other employees. The Stock Option Plan authorizes the sale of up to 14.8 million common shares (after giving effect to the fifteen-to-one reverse split of our stock authorized on June 25,
2002). Options granted under the Stock Option Plan are exercisable proportionately over each year in the five-year period after the date on which they were granted as long as the rate of increase in our net profits over the previous year is more than 25%. If we fail to meet this performance target in any given year, the options that would have been exercisable in such year are eligible to be exercised in the following year and the five-year term of the options is extended one year.

      As of December 31, 2003, options to allocate approximately 14.8 million common shares at prices of Ps.12.50, Ps.16.25 or Ps.20.00 per common share (depending on the relevant employment date) had been granted to 458 executives and key employees, out of which 9,557,758 had been exercised and 5,271,579 are pending to be exercised. See Note 12 to our Consolidated Financial Statements.

      Set forth below are the number of common shares options, their exercise price and the expiration dates of all options outstanding as of December 31, 2003:

          Number of Unexercised Options    Exercise Prices    Current Expiration Dates
          -----------------------------    ---------------    ------------------------
                    4,988,507                   12.50             February 28, 2024
                      164,829                   16.25             February 28, 2024
                      118,243                   20.00             February 28, 2024
                    ---------
     Total          5,271,579
                    =========

Employees

      The following table sets forth the number of employees, broken down by category of employment and geographical location for the years ending December 31 2001, 2002 and 2003.

                                                       Number of Employees
                                                        as of December 31,
                                                    ------------------------
                                                     2001     2002     2003
                                                    ------   ------   ------
Number of employees.............................    18,235   20,012   24,328

Category of activity
   Store employees.............................      7,121    7,302    7,833
   Credit and collections employees............      5,118    8,288    6,323
   Corporate and administrative................      5,996    4,422    5,277
   Employees of Bank...........................         --       --    4,895

Location
   Mexico......................................     16,215   18,710   22,803
   Dominican Republic..........................        522       --       --
   El Salvador.................................        192       --       --
   Guatemala...................................        359      496      662
   Honduras....................................        388      299      285
   Peru........................................        559      507      578

      For a more detailed discussion of our employees and labor relations, see
Item 4, "Information on the Company--Our Business--Employees," "Information on the Company--Elektra in Mexico--Employees," "Information on the Company--Elektra in Latin America--Employees," "Information on the Company--Salinas y Rocha--Employees," and "Information on the Company--Banco Azteca--Employees."

Share Ownership

      As of June, 2004, the heirs of Hugo Salinas Rocha, including Ricardo B. Salinas, our President and Chairman of the Board of Directors, and members of his immediate family, may be deemed to have beneficial ownership of 71.47% Common Shares. In particular, Ricardo B. Salinas may be deemed to be the beneficial owner of 29.35% of our Common Shares and Hugo Salinas Price may be deemed to be the beneficial owner of 54.59% of our Common Shares. See Item 7, "Major Shareholders and Related Party Transactions--Major Shareholders." None of our other directors or executive officers is the beneficial owner of more than 1% of any class of our capital stock.

Unefon-Nortel-Codisco Transaction

      The following information is based on publicly available information prepared by TV Azteca. Grupo Elektra is not a party to any of the agreements referred to below, and is not involved in any of the investigations or proceedings described below.


      In the second semester of 2002, our affiliate Unefon became engaged in a legal dispute with Nortel (its principal infrastructure and technology provider) regarding a certain financing agreement between the two parties. This dispute arose when Unefon alleged Nortel's breach of its obligations under the finance agreement and a related procurement agreement and letter agreement. As a result, in August 2002, Unefon withheld a US$6 million interest payment due to Nortel and claimed to be relieved from its payment obligations under the finance agreement due to Nortel's breach.

      In August 2002, Nortel sent Unefon a notice alleging that the latter was in default under the finance agreement due to its non-payment of the interest payment due that month. Nortel also alleged that TV Azteca's proposed spin-off of its 46.5% stake in Unefon would be deemed to be a change in control under the terms of the finance agreement, which would also constitute a default thereunder unless Nortel consented to such action. Based on Unefon's non-payment of the August 2002 interest payment, Nortel notified Unefon in September 2002 that it was exercising its right to terminate in advance the finance agreement and the procurement agreement and therefore, was accelerating all amounts owed by Unefon under such agreements.

      In September 2002, Unefon filed a lawsuit against Nortel in the Supreme Court of the State of New York seeking damages and lost profits in the amount of US$900 million. Nortel filed an answer and counterclaim on September 2002 wherein Nortel asserted, among other things, that it had not breached the finance agreement and the related letter agreement and that the remedies sought by Unefon were not available to it under the finance agreement, the procurement agreement or applicable law. Nortel's counterclaim was based on Unefon's non-payment of the August 2002 interest payment and Nortel sought acceleration and immediate payment of all amounts allegedly due to Nortel under the finance agreement. The parties filed additional claims and counterclaims before the Supreme Court of the State of New York and the American Arbitration Association in New York City, in addition to, among other actions brought in Mexico, a petition by Nortel to a Mexican court to declare the bankruptcy (concurso mercantil) of Unefon.

     Due to the litigation between Unefon and Nortel, in September 2002 TV Azteca's Board of Directors resolved to postpone temporarily the distribution of the Unefon shares to TV Azteca's shareholders, a distribution previously approved by the Board, until the dispute was resolved. Simultaneously, TV Azteca suspended temporarily the course of its financial support program previously granted to Unefon.

     In February 2003, the Board of Directors of TV Azteca approved a six-year plan for cash utilization, consisting of cash distributions to the shareholders for more than US$500 million and a gradual reduction of approximately US$250 million of TV Azteca's debt during a six year period. Among the fundamental guidelines for the implementation of such plan, TV Azteca estimated that Unefon would no longer require additional funding from TV Azteca. On February 2003, PriceWaterhouseCoopers, auditor of Unefon's financial statements, indicated in its audit report of Unefon's 2002 financial statements that Unefon's litigation with Nortel generated substantial doubts as to the possibility of Unefon continuing as a going concern.

     On June 16, 2003, Unefon reached a settlement with Nortel pursuant to which Unefon and Nortel released each other from all obligations arising out of these agreements, and terminated all legal actions and proceedings of any kind between the parties or involving the parties and their counsel in the United States and Mexico. Unefon and Nortel also terminated the existing procurement agreement and entered into a new procurement agreement dated June 16, 2003. In connection with the payment made to Nortel, Unefon paid to Nortel a total cash amount of US$43 million, of which US$18.1 million was applied to accounts receivable due and US$24.9 was applied to reduce the total amount of debt owed by Unefon to Nortel, leaving an outstanding balance of US$325 million as of the settlement date.

     Codisco Investments LLC ("Codisco"), a company in which Ricardo B. Salinas Pliego, a majority shareholder and chairman of the Board of Directors of the TV Azteca (and one of our Controlling Shareholders and our Board Chairman and Executive President), and Moises Saba Masri, owner of 46.5% of Unefon's capital stock, each owned a 50% indirect beneficial interest, purchased debt owed by Unefon to Nortel. As of June 16, 2003, the face value of the debt was the amount of US$325 million. The acquisition price for such debt was US$107 million. On June 16, 2003, Nortel and Codisco entered into an assignment and assumption agreement, pursuant to which Codisco replaced Nortel as lender under the financing agreement, and the rights arising from a mortgage over all present and future assets of Unefon and certain stock pledges on stock issued by Unefon's subsidiaries granted in favor of Nortel were assigned to Codisco. The parties also entered into a restructuring agreement, also dated June 16, 2003, in which they stipulated that the Unefon debt to Nortel could not be sold by Codisco to a party unrelated to Unefon without Nortel's express consent.

     As a result of the settlement between Unefon and Nortel and the acquisition by Codisco of the Unefon's debt to Nortel, the following events occurred: (a) Unefon eliminated from its financial statements the legal contingencies arising from the litigation for acceleration and termination of the finance agreement and the alleged breach of the procurement agreement, as well as a bankruptcy (concurso mercantil) lawsuit initiated by Nortel against Unefon; (b) as of such date, the facts that caused PriceWaterhouseCoopers, Unefon's auditors, to have qualified Unefon's financial statements with a doubt as to the possibility to continue operating as a going concern, ceased to exist; (c) the payment made by Unefon to Nortel to reduce its debt was made in similar conditions to the payment made by Codisco to Nortel for the acquisition of the debt; (d) Unefon and Codisco agreed to restructure the finance agreement over a 10-year term, without amortization of principal during the entire term of the agreement at an annual interest rate of 12.9%; under such new arrangement, Unefon would pay the principal amount of such debt in 2013; (e) Unefon was able to reinitiate its business plan and obtain the financial viability which it did not have prior to such restructuring, thereby allowing Unefon to become financially independent from TV Azteca; and (f) Unefon and Nortel executed a new procurement agreement with favorable terms for Unefon.

     As a result of such transactions, the termination of the litigation, and the elimination of the possibility that Nortel could claim a change of control in Unefon due to TV Azteca's distribution to its shareholders of the shares owned by TV Azteca in Unefon, in December 2003 TV Azteca was able to continue the distribution process through the spin-off of its capital stock ownership in Unefon.

     In September 2003, and having the prior approval from its Board of Directors, Unefon executed a long term services agreement to provide spare capacity of 8.4 MHZ, out of the 30 Mhz. licensed to Unefon by the Ministry of Communication and Transport (Secretaria de Comuniaciones y Transportes), to Telcel, S.A. de C.V., an unrelated third party, and received a total consideration of approximately US$268 million in September and October of 2003, which was equivalent to the total present value of any amounts due during the term of such agreement. Unefon used such funds, as well as resources from operations and short term loans, to pay the debt to Codisco in advance and without any penalty, at a face value of US$325 million and, as a result, the mortgaged assets and the Unefon stock pledged to secure the debt were released. Consequently, Unefon substantially reduced its liabilities and released its collateralized assets.

     The services agreement pursuant to which Unefon received the above mentioned US$268 million and Unefon's payment to Codisco of US$325 million are transactions independent from the June 16, 2003 Unefon-Nortel-Codisco transaction.

     Internal Investigation. In the second half of 2003, a dispute arose between TV Azteca's former U.S. legal counsel and its management with regard to TV Azteca's public disclosures regarding the Unefon-Nortel-Codisco transactions. On December 12, 2003, TV Azteca's former U.S. legal counsel sent a letter to TV Azteca's Board of Directors notifying the board that it was withdrawing from representation of TV Azteca. That letter alleged potential violations by TV Azteca and its management of U.S. securities laws and regulations in connection with the disclosures relating to the Unefon-Nortel-Codisco transactions. In response, a special committee composed of independent directors of TV Azteca was formed to review the issues presented by that letter. At the request of the special committee, in January 2004, TV Azteca engaged an independent U.S. legal counsel selected by the special committee to assist in its investigation. The independent counsel has delivered its final report to the Board of Directors. The report is critical with respect to the actions of Ricardo Salinas Pliego, Pedro Padilla Longoria (a member of our Board of Directors), Luis Echarte (a member of our Board of Directors) and the general counsel and legal director of TV Azteca with respect to these disclosure issues, particularly as of October 2003. TV Azteca's Board of Directors has taken such report into consideration and is formulating an appropriate response to the December 12, 2003 letter of its former U.S. legal counsel, in accordance with the requirements of applicable law.

         In January 2004, TV Azteca issued a press release containing disclosures made by Unefon to the public stating that on June 16, 2003, Codisco, an entity wherein Ricardo Salinas and Moises Saba each indirectly held an indirect 50% equity interest, purchased for US$107 million Unefon's debt with Nortel, the face value of which as of such date was the amount of US$325 million; likewise, that in a subsequent and independent transaction, in September 2003, Unefon entered into a services agreement to provide capacity with an unrelated entity, by virtue of which it received US$268 million, which amount was used to service the Codisco debt together with other funds from operations and short term loans.

     SEC Investigation. In January 2004, the SEC initiated an investigation regarding the Unefon-Nortel-Codisco transactions and TV Azteca's public disclosures related thereto. The SEC has issued subpoenas to TV Azteca and certain individuals for the provision of documents and rendering of testimony in connection with this investigation. TV Azteca and certain individuals have produced documents to the SEC and four of TV Azteca's directors have testified. TV Azteca believes that it is cooperating fully with the SEC in its review of these matters.

     At this time, we cannot predict the outcome of the SEC's review or the nature of any fines or penalties, if any, that may that may imposed on Mr. Salinas, Mr. Padilla or Mr. Echarte in connection therewith.

      CNBV Information Requirements. The CNBV has requested that TV Azteca produce information and documentation in connection with the Unefon-Nortel-Codisco transactions and TV Azteca's related public disclosures. TV Azteca considers that it has satisfied such authority's information requirements and that it is cooperating fully with the CNBV in its review of such matters. At this time, we cannot predict the outcome of the CNBV's review or the nature of any fines or penalties, if any, that may be imposed on Mr. Salinas, Mr. Padilla or Mr. Echarte in connection therewith.

     Securities Class Action Litigation. TV Azteca has been named as a defendant in three related, putative class actions (the "Shareholder Actions"), filed in the United States District Court for the Southern District of New York, entitled Chrein v. TV Azteca, S.A. de C.V., et al., 04 Civ. 00627 (S.D.N.Y.); Milch v. TV Azteca, S.A. de C.V., et al., 04 Civ. 01271 (S.D.N.Y.); and Richardson v. TV Azteca, S.A. de C.V., et al., 04 Civ. 00546 (S.D.N.Y.). The Shareholder Actions were filed between January 23, 2004 and February 17, 2004. The plaintiffs in the Shareholder Actions filed these actions on behalf of all persons who purchased stock of TV Azteca between October 6, 2003 and January 7, 2004 (the "Class Period"). Plaintiffs challenge the accuracy of certain statements that TV Azteca made in certain public filings before the SEC. Each complaint also names as defendants Ricardo Salinas Pliego and Pedro Padilla Longoria, together with other individual defendants, including Moises Saba Masri (collectively with Mr. Salinas and Mr. Padilla, the "Individual Defendants"). The plaintiffs challenge the accuracy of certain statements that TV Azteca made in certain public filings before the SEC during the Class Period. Specifically, plaintiffs allege that defendants engaged in a fraudulent scheme in which they issued statements that failed to disclose the following: (a) Codisco was indirectly owned by defendants Salinas and Saba, each of whom owned a 50% indirect beneficial interest in Codisco; (b) that Codisco, on behalf of defendants Salinas and Saba purchased Unefon debt from Nortel at a steep discount, paying only US$107 million for debt with a face value of nearly US$325 million (as a result of which defendants Saba and Salinas profited by nearly US$218 million and denied participation in these profits to both TV Azteca and its minority shareholders); and (c) based on the foregoing, defendants' statements and opinions concerning the financial condition of TV Azteca, the value of TV Azteca's investment in Unefon, and the value which TV Azteca's minority shareholders would receive as a result of the spin-off of the TV Azteca's investment in Unefon were lacking in a reasonable basis at all times.

     In the Shareholder Actions, the plaintiffs' complaints assert claims against TV Azteca and the Individual Defendants for alleged violations of
Section 10(b) of the Securities and Exchange Act of 1934 (the "Exchange Act") and Rule 10b-5 promulgated thereunder. In addition, each complaint asserts claims against the Individual Defendants for the alleged violation of Section 20(a) of the Exchange Act. The complaints seek to hold TV Azteca and the Individual Defendants jointly and severally liable for class damages and statutory compensation in an amount to be determined at trial, plus interest, costs and attorneys' fees. The Shareholder Actions have since been consolidated as "In re TV Azteca, S. A. de C.V. Securities Litigation," and the U.S. District Court has appointed both a lead plaintiff and a lead counsel. There has been no discovery in the consolidated action to date. The consolidated action is at a very early stage, and TV Azteca intends to defend against plaintiffs' claims.

      We cannot predict the outcome of the Shareholder Actions or the nature of any penalties, if any, that may be imposed on Mr. Salinas or Mr. Padilla in connection therewith.

     Securities Class Action Litigation. TV Azteca have been named as a defendant in three related, putative class actions (the "Shareholder Actions"), filed in the United States District Court for the Southern District of New York, entitled Chrein v. TV Azteca, S.A. de C.V., et al., 04 Civ. 00627 (S.D.N.Y.); Milch v. TV Azteca, S.A. de C.V., et al., 04 Civ. 01271 (S.D.N.Y.); and Richardson v. TV Azteca, S.A. de C.V., et al., 04 Civ. 00546 (S.D.N.Y.). The Shareholder Actions were filed between January 23, 2004 and February 17, 2004. The plaintiffs in the Shareholder Actions filed these actions on behalf of all persons who purchased stock of TV Azteca between October 6, 2003 and January 7, 2004. Plaintiffs challenge the accuracy of certain statements that TV Azteca made in certain public filings before the SEC. Each complaint also names as defendants Ricardo Salinas Pliego and Pedro Padilla Longoria, together with other individual defendants, including Moises Saba Masri (collectively with Mr. Salinas and Mr. Padilla, the "Individual Defendants").

     In the Shareholder Actions, the plaintiffs' complaints assert claims against TV Azteca and the Individual Defendants for alleged violations of
Section 10(b) of the Securities and Exchange Act of 1934 (the "Exchange Act") and Rule 10b-5 promulgated thereunder. In addition, each complaint asserts claims against the Individual Defendants for the alleged violation of Section 20(a) of the Exchange Act. The complaints seek to hold TV Azteca and the Individual Defendants jointly and severally liable for class damages and statutory compensation in an amount to be determined at trial, plus interest, costs and attorneys' fees. The Shareholder Actions have since been consolidated as "In re TV Azteca, S. A. de C.V. Securities Litigation," and the U.S. District Court has appointed both a lead plaintiff and a lead counsel. There has been no discovery in the consolidated action to date. The consolidated action is at a very early stage, and TV Azteca intends to defend against plaintiffs' claims.

     We cannot predict the outcome of the Shareholder Actions or the nature of any penalties, if any, that may imposed on Mr. Salinas or Mr. Padilla in connection therewith.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

                               MAJOR SHAREHOLDERS

Grupo Elektra, S.A. de C.V.

      We have one class of Common Shares with full and equal voting rights and no par value. As of June 4, 2004, there were 288,630,604 Common Shares authorized and 237,040,833 Common Shares outstanding. Our common shares were created in a share restructuring in September 2002, as a result of which our former series A, B and L Shares were converted into a single class of Common Shares so that 1,495,024,470 Series A Shares, 2,347,018,555 Series B Shares and 487,416,030 Series L Shares were converted into a total of 288,630,604 New Common Shares.

      The following table sets forth, as of the periods set forth below, certain information with respect to the beneficial ownership of our capital stock of (i) each person who is known by us to own more than 5% of Common Shares and (ii) all executive officers and directors as a group.

                                                              Feb-02                                     Jun-03
                                              ----------------------------------------   ----------------------------------------
                                              Number of Single   Aggregate Percentage    Number of Single   Aggregate Percentage
Identity of Owner                               Serie Shares     of Outstanding Shares     Serie Shares     of Outstanding Shares
-----------------                             ----------------   ---------------------   ----------------   ---------------------
Hugo Salinas Rocha's heirs(1)                     52,990,615                  22.3%           50,006,811                20.7%
Esther Pliego de Salinas(2)                       49,410,892                  20.8%           49,410,892                20.5%
Ricardo B. Salinas Pliego                         22,672,819                   9.5%           65,476,170                27.1%
Hugo Salinas Price (3)                         Not Available         Not Available         Not Available       Not Available
All executive Officers and Directors of the
   Group(4)                                      168,617,174                  71.0%          208,436,721                86.3%

                                                              Jun-04
                                              ---------------------------------------
                                              Number of Single  Aggregate Percentage
Identity of Owner                               Serie Shares    of Outstanding Shares
-----------------                             ----------------  ---------------------
Hugo Salinas Rocha's heirs(1)                    45,205,207            19.1%
Esther Pliego de Salinas(2)                      49,410,892            20.8%
Ricardo B. Salinas Pliego                        69,564,351            29.3%
Hugo Salinas Price (3)                          129,392,609            54.6%
All executive Officers and Directors of the
   Group(4)                                     214,609,348            90.5%

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

(3) In this item are included 6,886,050 shares owned by Hugo Salinas Price and 122,506,559 shares not owned by Hugo Salinas Price, but as to which Mr. Salinas Price has voting rights.

(4) In this item are included the shares of Hugo Salinas Rocha's heirs and Esther Pliego de Salinas as well as those in a trusteeship related to Sheung Wong Co. Ltd., a company controlled by the Controlling Shareholders, and the 122,506,559 shares referred to in note 3 above.

      The controlling beneficial shareholders of our company are the heirs of Hugo Salinas Rocha, including Ricardo B. Salinas, Hugo Salinas Price and Esther Pliego de Salinas (collectively, the "Controlling Shareholders"). The Controlling Shareholders collectively own 169,404,141 currently outstanding Common Shares. The Controlling Shareholders thus control approximately 71.47% of our equity, while 28.53% is owned by outside investors. Through ownership of these shares, the Controlling Shareholders currently have the power to determine the outcome of substantially all actions requiring shareholder approval, including the power to elect eight of our nine directors and to determine whether or not dividends will be paid.

U.S. Shareholders

      As most of our GDSs are held by a nominee of The Depository Trust Company, it is not practicable for us to determine the number of GDSs or the number of our company's Common Shares beneficially owned in the United States.

                           RELATED PARTY TRANSACTIONS

Interest of Management in Certain Transactions

      Historically, we have engaged, and we expect to continue to engage, in a variety of transactions with our affiliates, including entities owned or controlled by our Controlling Shareholders. Since 1995, we have had a committee on related party transactions to provide an independent review of transactions with affiliates to determine whether these transactions are related to our business and are consummated on terms that are at least as favorable to us as terms that would be obtainable at the time for a comparable transaction or series of similar transactions in arm's-length dealings with an unrelated third person. In October 1999, our shareholders approved amendments to our bylaws which enacted significant changes in our corporate governance policies. These changes were designed to increase our transparency and accountability to our shareholders and to encourage good communications with our minority shareholders. Among these changes, the shareholders approved amendments to our bylaws which formalize the existence of the Related Parties Transactions Committee. This Committee reviews any material transaction among the Company and any related party or its major shareholders and is comprised of three members, two of whom must be independent directors. On, March 27, 2003, with shareholder approval, our Board of Directors appointed new members of the Related Parties Transactions Committee. We anticipate that we will continue to engage in transactions with affiliates and that our current arrangements and any future renewals of these arrangements with our affiliates will receive a favorable review from the new committee.

      In addition, the terms of our 12% US$275,000,000 Senior Notes restricted our ability to engage in transactions with affiliates. As of April 21, 2004, upon redemption of the Notes, we are no longer subject to these limitations.

      On April 28, 2004, the Board of Directors approved a Related Party Transaction Policy. This Policy establishes restrictions and approvals that must be obtained before engaging in a transaction with any affiliate. The Policy provides for internal and external controls and sanctions in the event the policy is breached.

Loans to Affiliates

      From time to time, we have made loans to our affiliates.

      In 2003, Grupo Elektra granted two loans to Unefon for working capital purposes in the amount of Ps.85 million and Ps.139 million on October 13 and November 7, respectively. The term of these loans was under sixty days, during which the loans accrued interest at a 20% annualized rate in dollar terms on the outstanding balance. Unefon settled these loans in November 2003, and interest earned amounted to Ps.2.8 million, which was included in our comprehensive financing cost.

Loans from Banco Azteca to Affiliates

      Banco Azteca in its ordinary course of business has granted credit to its affiliates (including senior management), but due to Mexican Bank Secrecy Provisions (see Item 4, "Information of the Company--Regulation--Related Party Transactions"), Banco Azteca is not permitted to disclose the identity of its loan recipients. The parties that have received such loans are unable to waive or have otherwise not waived the application of these privacy laws.

      We are filing as Exhibit 15 to this Annual Report a legal opinion with respect to such privacy laws, as required under Rule 13k-1 under the Exchange Act.

TV Azteca Advertising Agreements

      On March 25, 1996 Television Azteca entered into a Television Advertising Time Agreement (the "Unsold Airtime Agreement") with Elektra. Under the Unsold Airtime Agreement, TV Azteca agreed to air not less than 300 commercial spots per week for a period of 10 years, each spot with an average duration of 20 seconds, totaling 5,200 minutes each year, in otherwise unsold airtime. In exchange for such television advertising time, Elektra agreed to pay TV Azteca US$1.5 million each year, payable in advance each year. TV Azteca may not terminate the Unsold Airtime Agreement. However, we may terminate the Unsold Airtime Agreement at any time upon at least 90 days' notice. Our rights under the Unsold Airtime Agreement may be transferred to third parties. For the years ended December 31, 2001, 2002 and 2003, we recorded advertising expenses of Ps.18.8 million, Ps.14.6 million and Ps.17.2 million, respectively, under this agreement.

      On December 22, 1998, we entered into a five- year Television Advertising Time Agreement with TV Azteca (the "Prime Airtime Agreement"). Under the Prime Airtime Agreement, TV Azteca has agreed to air commercial spots for Elektra at discounted rates based on the gross rating points assigned to the airtime chosen by us for each commercial spot. At least 60% of the commercial spots must be aired on "stellar" airtime, i.e. from 7:00 p.m. to midnight, and half of this 60% (30%) must be aired on "prime" airtime, i.e. from 9:00 p.m. to 11:00 p.m. The remaining 40% may be aired on airtime other than from 7:00 p.m. to midnight. Under the Prime Airtime Agreement, we determine each year how much airtime to purchase from TV Azteca for that particular year. In 2002 and 2003, we did not purchase any airtime under this agreement. The Prime Airtime Agreement may not be terminated by Elektra, but may be terminated at any time by TV Azteca upon at least 15 business days' notice. Our rights under the Prime Airtime Agreement may not be transferred to third parties.

      Since 2000, we have entered into additional advertising agreements with TV Azteca, pursuant to which TV Azteca will air commercial spots for us at rates based on the rating points assigned per program on TV Azteca's channel 7 and channel 13. Elektra paid approximately Ps.58.3 million, Ps.64.8 million and Ps.83.4 million to TV Azteca under these agreements for the years 2001, 2002 and 2003, respectively.

Unefon Agreements

      In November 2000, we entered into a ten-year service agreement with Unefon, S.A. de C.V., an affiliated provider of wireless telecommunications and other telephony products and services in Mexico.

      Pursuant to our agreement with Unefon, we market and distribute handsets, or mobile phones, which we generally purchase from Unefon and then re-sell in our stores. Unefon currently offers handsets manufactured by Nokia, Motorola, LG, Kyocera, Samsung, Withus and Audiovox. We can purchase models of handsets from third parties that will be activated in Unefon's system and sell them in our stores, but in order to do so, we must first obtain Unefon's approval.

      In general, we receive compensation pursuant to this agreement based on the percentage of revenues generated by the sale of handsets and airtime sold in our stores. We receive: (i) a 20% discount on the price of handsets purchased from Unefon, (ii) a 26.5% discount if payment is made within 30 days, (iii) 9% of revenue from all airtime sold at our stores for use on Unefon's network through virtual or prepaid cards (since June 2003) and (iv) 50% of the profits generated by any service Unefon provides that is collected at our stores, other than telephony-related services or airtime sold in our stores through prepaid or virtual cards and other value-added services bundled together with the sale of such cards.

      Unefon is entitled to defer both airtime and interconnection related amounts due during 2000, 2001 and 2002 until the end of 2004 and all amounts due during 2003 and 2004 until the end of 2005. On each due date, Unefon must pay the principal amount due plus interest calculated at a rate equal to the average annual cost of our indebtedness in pesos or U.S. dollars, depending on the currency of the amount due. As of December 31, 2003, as a result of Unefon's right to defer payments, Unefon owed us Ps.76.6 million, including commissions and discounts related to sales of airtime, value-added services and handsets in our stores. This amount represented approximately 28.5% of the merchandise sales, airtime, value-added services and handset revenues generated through our stores in 2003.

      On November 1, 2000 Elektra Comercial, The One and Salinas y Rocha (acting as a group) entered into a 10-year agreement with Unefon for the leasing of the space needed to install Unefon's telecommunications equipment. Pursuant to this contract we receive USD $3,000 per space leased.

      On November 1, 2000 we also entered into a 5-year agreement with Unefon for the promotion of handsets and airtime through a consumer credit service called "Credito Plus." This agreement provided us with a 16.5% commission for each peso paid on weekly or biweekly payments or for the total amount of the airtime sold in our stores for the use of Unefon's network through prepaid cards. Since July 2003, this commission changed to 4% of the gross revenues generated for interconnections during the 52 week consumer credit periods.

      In February 2002, we entered into a two-year agreement with Unefon, pursuant to which Unefon provides us with local and long distance telephony services. These services are provided to Elektra's corporate offices and the Rio Frio warehouse. We cannot transfer our rights under this agreement to third parties. For the years ended December 2002 and 2003, we recorded expenses for telephony services of Ps.7.9 million and Ps.10.7 million, respectively, under this agreement. This agreement was recently renewed for a four-month term and we are currently negotiating another renewal.

Agreements with Biper (also known as Movil@ccess)

      Elektra's commercial relationship with Biper (also known as Movil@ccess), a Mexican company that provides wireless e-mail and traditional messaging services, is governed by the agreements described below:

      On March 31, 1996, Elektra and Biper entered into an Agency Agreement pursuant to which Elektra acts as Biper's agent to promote Biper's paging and message delivery services, sign-up Biper's subscribers, and carry out collection services. In exchange, Elektra is entitled to 2.5% of every payment received by Elektra from Biper's customers, plus an additional 5% whenever Elektra carries out collection services. The Agency Agreement was entered into for an undetermined duration and may be terminated by either party upon at least 30 days notice.

      On March 15, 1997, Elektra and Biper entered into an Exclusive Distribution Agreement. In exchange for an exclusivity commitment by Elektra, Biper makes Elektra its first channel of distribution for new products or services. The Exclusive Distribution Agreement was entered into for a 10-year term.

      We recorded revenues under these agreements of Ps.5.0 million, Ps.0.7 million and Ps.71,000, for the years ended December 31, 2001, 2002 and 2003, respectively.

      We also sell certain goods to Biper and Radiocel including electronic devices, computers and communication equipment. Revenues from sales to Biper and Radiocel for the years ended December 31, 2001, 2002 and 2003 amounted to Ps.6.1 million, Ps.2.5 million and Ps1.4 million, respectively.

Agreements with Iusacell

      On August 1, 2003, Elektra and Iusacell signed an indefinite term current account contract, for the purposes of streamlining, controlling and recording the transfer of funds between the two companies pursuant to the various commercial arrangements described above. This current account contract provided for the opening of reciprocal Ps.80 million current accounts. To guarantee its obligations, Iusacell delivered a U.S.$7.0 million promissory note payable to Elektra on October 30, 2003. To date we have not received this payment. See Item 8, "Financial Information--Legal Proceedings."

      On August 2, 2003, EDM and Iusacell signed a sales commission contract for a ten-year term, whereby Iusacell designated Elektra as commission agent to promote and commercialize Iusacell services and sell Iusacell products at its chain of stores throughout Mexico. Elektra is to use the Iusacell's Trademarks solely and exclusively to promote, commercialize and sell Iusacell services. Iusacell pays to Elektra a commission on the sale of Iusacell products.

      On August 5, 2003, Elektra, Salinas y Rocha ("SyR") and Iusacell (a Movil@ccess subsidiary), signed an agreement, whereby Elektra and SyR are to provide Iusacell with space at their stores to set up points of sale and promotion of Iusacell's telephone services, as well as promotional advertising. For the aforementioned services, Elektra and SyR are to receive US$2.5 million, to be covered in four equal payments that were originally payable on October 30, 2003, November 28, 2003, December 31, 2003 and April 30, 2004. The term of this agreement is from August 5, 2003 to August 4, 2004.

      On August 5, 2003, Elektra del Milenio ("EDM"), SyR and Iusacell signed an agreement, whereby EDM and SyR are to provide support for the promotion, through advertising campaigns, of the services offered by Iusacell at their stores. For these services, EDM and SyR received US$5 million, paid in four equal payments on October 30, 2003, November 28, 2003, December 31, 2003, and April 30, 2004. The term of this agreement is from August 5, 2003 to December 31, 2004.

      On October 1, 2003, Elektra and Iusacell signed a master agreement for an indefinite term, whereby Iusacell grants Elektra the right to operate and manage its "Immediate Solution Centers" (CSI), consisting of a chain of 103 stores through which Iusacell formerly sold its cellular phone services throughout Mexico. At these stores, Elektra will offer to the public, aside from Iusacell products and services, a number of its own and third-party products.

      Elektra's management of Iusacell's CSIs is a pilot program of a new store format under the Elektricity brand which plans to focus on the A, B, and C+ (or high-income) demographic groups of the population. We are also analyzing how to leverage efficiently the selling floors of these converted stores. To date, only a small number of these centers have been converted into the new format. We cannot assure you that all the centers will be converted to the new format or used on this pilot program. The ultimate format and use of these CSIs will depend upon the results of the pilot program.

      We derived income and incurred expenses under this master agreement of Ps.100.1 million and Ps.33.7 million during 2003, respectively.

      In 2003, sales of equipment and other electronic appliances by the Company to Iusacell amounted to Ps.527.2 million.

Todito.com ("Todito")

      On May 9, 2000, we entered into an agreement with Todito for a term of five years, pursuant to which Elektra, Salinas y Rocha and The One rented space in their stores to Todito, through which Todito may install Internet kiosks and may offer its services through its www.todito.com Internet portal. As part of this agreement, we were granted options to acquire 3% of Todito's capital stock. We are currently under negotiations with Todito in order to exercise these options. In addition, our stores may provide Todito with space on all their web pages (www.elektra.com.mx, www.salinasyrocha.com.mx) to place a fixed icon with the Todito logo, and, in return, Todito provides the stores with space on its website to place a fixed icon, which works as a link to the stores' web pages. The stores also grant the right to Todito to sell, on an exclusive basis, its banner and button inventory appearing on their web pages.

      Customers may make payments for sales completed through the Todito Internet portal at our stores, which will be paid a commission upon receipt of payments. The stores are required to deposit the amounts collected in a Todito account within three days following the collection.

      For the years ended December 31, 2001, 2002 and 2003, we generated revenues of Ps.0.2 million, Ps.2.2 million and Ps.3.9 million, respectively, from this agreement, while in 2000 the agreement generated no revenue for us.

Transactions with Banco Azteca

      Banco Azteca has entered into the following transactions with its affiliates (other than Elektra or its wholly-owned subsidiaries):

      A one-year contract, dated October 31, 2002, between Teleactivos (a subsidiary of Biper) and the Bank, for a call center service and data transmission provided by Teleactivos in the amount of Ps.3,588,169.00. This agreement was renewed for the same period. For the first term of this agreement the Bank paid Teleactivos a total sum of Ps.3,588,169.00.

      Banco Azteca and Red Azteca Internacional, S.A. de. C.V. (a subsidiary of TV Azteca) entered into four Television Advertising Agreements in 2003 and 2004, for the promotion of the Bank's products and services on Channels 13 and 7, for a total amount of Ps.4,215,500.00.

      Banco Azteca has also entered into five securitization programs with Banco Invex, S.A. as trustee, and the Bank as the holder of all the Preferred Trustee Certificates issued by the Trust. As Elektrafin Comercial ("EKT COM", currently Elektra del Milenio) ceased to generate new credit accounts to support any longer the original revolving securitization programs, it prepaid all of these programs in February and March 2003. At that time the Bank bought new non-revolving 48-week certificates in the amount of Ps.1,696 million. In this transaction, the Bank acquired the right to receive certain monthly payments as the holder of all the Preferred Certificates, while the Company acquired the right to receive all collections that exceed the payments to which the Bank was entitled. Elektra prepaid these certificates on October 10, 2003.

ITEM 8. FINANCIAL INFORMATION

Consolidated Financial Statements

      See Item 18, "Financial Information--Consolidated Financial Statements" and pages F-1 through F-94.

Legal Proceedings

      Biper, S.A. de C.V. vs. Importaciones Electronicas Ribesa, S.A. de C.V. and Northstar Trade Finance Inc.(as defendants) and Grupo Elektra (as third party)

      On February 21, 2003, Elektra was summoned by the Mexican Civil Court as a third party in a legal proceeding filed by Biper, S.A. de C.V. against Importaciones Electronicas Ribesa, S.A. de C.V. ("Ribesa") (our wholly-owned subsidiary) and Northstar Trade Finance Inc. ("Northstar") in order to discharge a guarantee granted by Biper and Elektra to Northstar to ensure the payment of certain obligations assumed by Ribesa. On March 7, 2003, Elektra tendered its plea. This proceeding is currently pending and we cannot assure what the final outcome will be, but if Elektra does not prevail, its guarantee in the amount of US$1.4 million may be enforceable against it.

      Plea to confirm prior judgment

      On April 18, 2004, the Mexican Civil Court (Juzgado Trigesimo Quinto de lo Civil del Distrito Federal) notified Elektra about a legal proceeding filed by Northstar Trade Finance Inc. ("Northstar") against Elektra in order to recognize and to comply with a prior judgment that was supposedly pronounced on October 30, 2002, in a summary proceeding in the British Columbia Supreme Court ("the claim"). In that proceeding Elektra was not legally summoned so that as a consequence of this Elektra has no actual knowledge regarding that legal proceeding and was unable to tender a plea and to defend its rights.

      Pursuant to Northstar's affidavit, the plaintiff expects to receive from Elektra the sum of US$1.4 million, plus interest, from an active debt which Importaciones Ribesa allegedly owes to Northstar and in which Elektra acts as the guarantor. However, Elektra appealed against the Mexican Civil Court for allowing the claim to proceed and presented: (i) a motion to dismiss the subpoena, (ii) a plea for lack of capacity to make the request before the Mexican Civil Court, and (iii) a plea in order to accrue this legal proceeding with a previous legal proceeding presented by Biper, S.A. de C.V. against Northstar on October 17, 2002, regarding the same dispute.

      This proceeding is currently pending and we cannot assure what the final outcome would be.

      Consumer Claims

      We do not have any material legal proceeding regarding the claims of consumers because the Ley Federal de Proteccion al Consumidor (the "Consumer Protection Act") establishes that manufacturers, importers and sellers of defective products, may be subject to liability for loss and injury caused by such products and when our clients make claims against us for that liability, we transfer the responsibility to respond to such claims to the manufacturer of the defective product who will indemnify the client for any loss and injury caused. See Item 4, "Information on the Company-Regulation."

      Executory Process

      On August 1, 2003, Iusacell and Elektra entered into an indefinite term current account contract, for the purposes of streamlining, controlling and recording the transfer of funds between the two companies pursuant to the various commercial arrangements described above. This current account contract provided for the opening of reciprocal Ps.80 million current accounts. To guarantee its obligations, Iusacell delivered a U.S.$7.0 million promissory note payable to Elektra on October 30, 2003. Due to Iusacell's default of payment, we initiated a legal proceeding in a Mexican court to obtain payment. This proceeding is currently pending and we cannot assure what the final outcome will be.

Dividend Policy

      For a discussion of our dividend policy, see Item 3, "Key
Information--Selected Financial Information--Dividends."

ITEM 9. THE OFFER AND LISTING

                          NATURE OF THE TRADING MARKET

      Prior to September 2002, when our share restructuring became effective, our CPOs were traded on the Mexican Stock Exchange. Each CPO represented financial interests in, and limited voting rights with respect to, two "B" Shares and one "L" Share. Each GDS represented 10 CPOs, as issued by Banco del Atlantico, S.A. as Trustee for the CPO Trust. The GDSs have been issued by the Depositary and are traded on the New York Stock Exchange (the "NYSE") under the symbol "EKT." The GDSs are also quoted on the Stock Exchange Automated Quotation system of the International Stock Exchange of the United Kingdom and the Republic of Ireland, Ltd. (SEAQ International).

      Our "A", "B" and "L" Shares (together, "the Shares") were also listed on the Mexican Stock Exchange. The "A" and "B" Shares were traded until our share restructuring took place.

      Since the initial issuance of "L" Shares on December 13, 1993, the "L" Shares were traded on Subsection A of the Mexican Stock Exchange. Subsequent to the restructuring of our capital effected on July 12, 1994 (the "Share restructure"), the CPO replaced the "L" Share as the principal form of equity security of our company traded in Mexico. In December 1994, we completed a Level II listing in the form of GDSs on the NYSE which are traded under the symbol "EKT". On December 18, 2000, we completed the merger of Grupo Elektra into Grupo SyR, as a result of which all pre-merger Shares, CPOs and GDSs were technically replaced with identical numbers of post-merger Shares, CPOs and GDSs, with identical features, of Grupo SyR, which is now named Grupo Elektra. At December 31, 2000, 111,731,940 of our CPOs were represented by 11,173,194 GDSs.

      On April 18, 2002 the Board of Directors of Grupo Elektra approved a share restructuring plan converting all three of our classes of existing shares into a single new class of Common Shares. At an Extraordinary Meeting of holders of Series "A", "B" and "L" Shares held on June 25, 2002, the holders approved the conversion of all three Series into a single series of Common Shares, with no par value, with full and equal voting rights, at a conversion ratio of 15 Shares (of Series "A", "B" and "L" Shares) for each new Common Share. The share restructuring became effective on September 9, 2002.

      As consequence of our share restructuring, all three of our series of existing shares , "A", "B" and "L" Series, together with our CPOs, were converted into a single new class of Common Shares at the following ratio:

      o 1 new Common Share = 5 old CPOs (representing 10 Series "B" Shares and 5 Series "L" Shares)

      o 1 new GDS = 20 old CPOs (representing 40 Series "B" Shares and 20 Series "L" Shares).

      As a result of the share restructuring, the Series "A", "B" and "L" Shares and the CPOs were cancelled, and their listing on the Mexican Stock Exchange and the NYSE was cancelled. In addition, the CPO Trust Agreement with Banco del Atlantico, S.A. was terminated.

      As a result of the share restructuring, 288,630,604 new Common Shares were issued in exchange for (i) 1,495,024,470 Series "A" Shares, (ii) 2,347,018,555 Series "B" Shares and (iii) 487,416,030 Series "L" Shares.

      The conversion of Elektra's Shares into a single class of Common Shares did not alter the economic rights of our shareholders. The conversion did, however, increase the voting rights of minority shareholders. The share restructure was implemented in order to improve the liquidity of our capital stock, eliminate disparities in the rights of our shareholders, and increase the fairness and the transparency of our equity structure, which we believe will allow the markets to better track and evaluate our per share performance.

      On December 31, 2003 we had 4,481,716 GDSs, which represented 17,926,864 Common Shares. As most of the GDSs are held by a nominee of The Depository Trust Company, it is not practicable for us to determine the number of GDSs or shares beneficially owned in the United States.

      The following tables set forth, for the periods indicated, the reported high and low sales prices of our Common Shares on the Mexican Stock Exchange, and of our GDSs on the New York Stock Exchange. Prices have not been restated in constant currency units but have been restated to reflect the stock restructuring described above:

                           Mexican Stock Exchange        New York Stock Exchange
                       Nominal Pesos Per Common Share         US$ per GDS
                       ------------------------------    ------------------------
                             High           Low             High          Low
                         -----------    -----------      ----------    ----------
1999                     Ps.   47.30    Ps.   19.00      Ps.  19.87    Ps    7.00
2000                           65.80          34.00           28.50         13.87
2001                           51.00          22.00           21.25          9.10
2002
   First Quarter         Ps.   37.70    Ps.   29.75           17.00    Ps.  12.80
   Second Quarter              55.00          37.55           23.12         15.94
   Third Quarter               43.75          30.66           17.44         12.00
   Fourth Quarter              38.86          23.23           17.20          9.30

2003
       First Quarter     Ps.   25.89    Ps.   20.27      Ps.   9.90    Ps.   7.42
      Second Quarter           32.10          22.00           12.35          8.19
       Third Quarter           39.60          32.00           14.56         12.25
      Fourth Quarter           61.04          39.22           21.96         14.15

2004
             January           63.81          49.81           23.35         18.39
            February           64.90          58.25           23.74         20.73
               March           74.94          63.08           26.76         23.08
               April           77.03          66.70           27.58         23.59
                 May           67.48          58.00           23.55         19.80
            June (1)           66.62          60.36           23.37         21.07

----------

(1)  Through June 25, 2004.

      On March 29, 2004, at our annual ordinary meeting of shareholders, the establishment of a reserve in our stockholders' equity account in the amount of Ps.2,200,000 was approved by our shareholders for the repurchase of our stock, in accordance with rules established by the Comision Nacional Bancaria y de Valores, the Mexican banking and Securities Commission (the "CNBV"). We may purchase our Common Shares on the Mexican Stock Exchange and our GDSs on the New York Stock Exchange at prevailing prices to the extent of funds remaining in this reserve account.

                      TRADING ON THE MEXICAN STOCK EXCHANGE

      The Mexican Stock Exchange (Bolsa Mexicana de Valores, S.A. de C.V.), located in Mexico City, is the only stock exchange in Mexico. Founded in 1907, it is organized as a corporation whose shares are held by 30 brokerage firms, which are exclusively authorized to trade on the Exchange. Trading on the Mexican Stock Exchange takes place principally on the Exchange through automated systems. The Mexican Stock Exchange is open between the hours of 8:30 a.m. and 2:00 p.m. and from 3:30 p.m. to 5:00 p.m. Mexico City time, each business day. Trades in securities listed on the Mexican Stock Exchange can also be effected off the Exchange.

      Settlement is effected two (2) business days after a share transaction on the Mexican Stock Exchange. Deferred settlement, even by mutual agreement, is not permitted without the approval of the Mexican National Securities Commission
(CNBV). Most securities traded on the Mexican Stock Exchange, including our shares, are on deposit with Instituciun para el Depusito de Valores, S.A. de C.V. (Indeval), a privately owned securities depositary that acts as a clearinghouse for Mexican Stock Exchange transactions.

ITEM 10. ADDITIONAL INFORMATION

                             GRUPO ELEKTRA'S BYLAWS

      Set forth below is a brief summary of certain significant provisions of our bylaws and Mexican law. This description does not purport to be complete and is qualified by reference to our bylaws, which have been filed as an exhibit to this Annual Report. For a description of the provisions of our bylaws relating to our Board of Directors, Executive Committee and statutory auditors, see Item 6, "Directors, Senior Management and Employees."

Organization and Register

      Grupo Elektra is a sociedad anonima de capital variable organized in Mexico under the Mexican General Corporate Law (Ley General de Sociedades Mercantiles). The merger of Grupo Elektra with and into Grupo SyR was registered in the Public Registry of Commerce of Mexico City on September 18, 2000 under the number 119,176-35,112. See Item 4, "Information on the
Company--Overview--History and Corporate Reorganization."

Purposes

      The purposes of our company are set forth in Chapter 1, Article 2 of our bylaws as follows: a) to incorporate, organize and invest in the capital stock and patrimony of all type of mercantile and civil companies and associations, industrial, commercial and services enterprises, radio and tourist concessionaires and other kind of concessionaires, either national or from abroad, as well as in certificates of participation as permitted by law; b) to acquire, transfer and in general negotiate with all type of shares, interests of partners, participation or interests and any other security permitted by law; c) to issue, subscribe, accept, endorse and negotiate with all type of credit instruments or bearer securities permitted by law; d) to obtain and grant loans, with or without guarantee, that do not imply the execution of acts reserved to credit institutions under the Law of Credit Institutions; e) to grant special endorsements, bonds and guarantees of any kind, real or personal, regarding our obligations or the obligations of third parties with which we do business; f) to register, acquire, use and dispose of in any manner of patents, trademarks, trade names and copyrights; and g) in general, to enter into any civil or mercantile acts and to execute all kind of agreements permitted by law for the performance of its corporate purpose.

Voting Rights

      As a result of our share restructuring in September 2002, Series "A", "B" and "L" shares were converted into a single class of Common, ordinary, non par value Shares with full voting and equal dividend rights. Each common share entitles the holder thereof to one vote at all Annual, Ordinary and Extraordinary meetings of our shareholders.

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

Dividend Rights

      At the annual ordinary general meeting of holders of Common Shares, the Board of Directors submits our financial statements for the previous fiscal year, together with a report thereon by the Board, to the holders of Common Shares; once they have approved the financial statements, the allocation of our net profits for the preceding year are determined. They are required by law to allocate 5% of such net profits to a legal reserve, which is not thereafter available for distribution except as a stock dividend, until the amount of the legal reserve equals 20% of our historical capital stock (before effect of restatement). The remainder of net profits is available for distribution. All shares outstanding at the time a dividend or other distribution is declared are entitled to share in such dividend or other distribution.

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

      Variable capital

      Our capital stock has a fixed minimum of Ps.558,243,160, without right of redemption, represented by 242,204,800 ordinary, non par value Common Shares. The variable part of our capital stock is unlimited and is represented by shares of equal characteristics. However, no variable capital has been subscribed as of December 31, 2003.

      Increases in the fixed minimum portion of the capital stock without the right of retirement are carried out by resolution of the General Extraordinary Shareholders Meeting, being necessary in those cases to amend these bylaws. The variable part of the capital stock of our company may be increased without modifying the bylaws, by resolution of the General Ordinary Shareholders Meeting.

      The minimum fixed portion of the capital stock may only be reduced by resolution of the General Extraordinary Shareholders Meeting and the consequent amendment of the bylaws, complying in every case with what is disposed in article nine of the Mexican General Corporate Law. Reductions of the variable part of the capital stock may be carried out by resolution of the General Ordinary Shareholders Meeting.

      The shareholders have the right to withdraw in whole or in part their contributions represented by shares of the variable portion of the capital stock provided that, in addition to observing the provisions of articles 220 and 221 of the General Law of Commercial Companies, the reimbursement of shares subject to the withdrawal is carried out at the value resulting from the lesser of (i) 95% of the stock exchange list value, obtained from the average price calculated by the volume of the transactions made during the last thirty days in which the issuer's shares would have been negotiated, prior to the date on which the withdrawal is to be effective, during a period that may not be longer than six months; or (ii) the equity value, according to the Balance Sheet corresponding to the closing of the fiscal year preceding the one in which the separation is to be fully effective, with the prior approval of the General Ordinary Shareholder's Meeting.

      In the event that the number of days in which the shares may have been negotiated during the time period mentioned in the above paragraph is less than thirty, the days actually negotiated shall be the ones considered. In the event that the shares are not negotiated in such period, the equity value of the shares shall be the one considered.

      The reimbursement payment shall be due for the Company as of the day following the holding of the Ordinary Shareholders' Meeting that approved the Balance Sheet corresponding to the fiscal year in which the withdrawal is to become effective. Every decrease of capital stock shall be recorded in the Capital Variations Book kept by the Company with the previous approval of the General Extraordinary Shareholders' Meeting. The Company may redeem its shares with allocable profits, subject the rules established by Article one hundred and thirty six of the General Law of Commercial Companies.

      Exclusive jurisdiction

      Our bylaws provide that legal actions relating to the execution, interpretation or performance of the bylaws shall be brought only in Mexican courts.

      Duration

      The duration of the corporation is for 99 years from the date of registration with the Public Registry of Commerce.

      Purchase by our company of our shares

      We may acquire the shares representing our capital stock, through the Stock Exchange, at the current market price, without the prohibition set forth in the first paragraph of article 134 of the Ley General de Sociedades Mercantiles "LGSM" (the Mexican General Law of Commercial Companies) applying, provided that the purchase is charged to shareholders' equity, and as long as such shares belong to the Company itself or, as the case may be, to the capital stock in the event it may be resolved to convert such shares into treasury shares, in which case, a Shareholders' Meeting resolution shall not be necessary.

      The General Ordinary Shareholders' Meeting shall expressly determine, for each fiscal year, the maximum amount of funds that may be allocated to the purchase of the Company's own shares. The only restriction to this allocation is that the aggregate of the funds that may be allocated to such purpose may never exceed the total balance of the Company's net profits, including those withheld. The Board of Directors shall appoint to such effect the individual or individuals in charge of the acquisition and placing of the Company's own shares.

      As long as the shares belong to us, they may not be represented in a Shareholders' Meeting of any type.

      The Company's own shares or the treasury shares referred to above, regardless of the provisions of the LGSM (the General Law of Commercial Companies), may be placed among the investing public, without it being necessary to obtain any resolution from the Shareholders' Meeting for the corresponding capital increase, nor the agreement of the Board of Directors in regard to the placing of the relevant shares.

      In no event may the acquisition transactions result in any excess in the authorized percentage pursuant to section II of article 14 Bis-3 of the Ley del Mercado de Valores "LMV" (the Mexican Securities and Exchange Law), in the case of shares other than common, or in the failure to comply with the requirements for the maintenance of the registration in the securities list of the relevant stock exchange.

      The purchase and placing of the shares as provided in this item, the reports on the same that are to be submitted to the General Ordinary Shareholders' Meeting, the rules for the disclosure of financial information, as well as the form and terms in which these transactions may be reported to the Comision Nacional Bancaria y de Valores "CNBV" (the National Banking and Securities Commission), the relevant Stock Exchange and the investing public, shall be subject to the general provisions issued by the CNBV.

Limitations Affecting Security Holders

      Prior to June 4, 1999, our bylaws limited the ownership of Series "A" Shares to eligible Mexican holders and credit institutions acting as trustees. Our bylaws did not impose any limitations on the ownership of Series "B" Shares and Series "L" Shares or on the ownership of CPOs.

      On June 4, 1999, we amended our bylaws and removed all foreign investment restrictions on ownership of Series "A" Shares. As a result of such amendment, our bylaws contain no restrictions on the ownership of our shares or on the ownership of CPOs (subject to certain limitations on voting rights described below).

      Since the implementation of our shares restructuring in 2002, our bylaws contain no restriction on the ownership of Common Shares nor for GDSs.

      Ownership by non-Mexicans of shares of Mexican enterprises is regulated by the Ley de Inversion Extranjera (the "Foreign Investment Law") and the Reglamento de la Ley de Inversion Extranjera y del Registro Nacional de Inversiones Extranjeras (the "Foreign Investment Regulations").

      The Foreign Investment Law and Regulations require that we register any non-Mexican owner of any Global Depositary Shares in the National Registry of Foreign Investment. A non-Mexican owner of GDSs who has not been registered is not entitled to vote any shares underlying GDSs that he otherwise would have the right to vote or to receive dividends with respect to the Common Shares underlying it. We have registered the Depositary for this purpose with respect to the GDSs and the Common Shares represented thereby.

      Banco Azteca's limitations

      The banking license we received in 2002 from the Secretaria de Hacienda y Credito Publico, "SHCP" (the Mexican Ministry of Finance), states that Banco Azteca may not pay dividends during its first full three fiscal years of operations and requires Banco Azteca to apply its net income to its capital reserves.

Limitations on Voting Rights

      For Mexican law purposes, the Depositary is considered the owner of the shares which are represented by GDSs. Since the implementation of Grupo Elektra's share restructure, holders of GDSs have equal voting rights with respect to the underlying Common Shares. All holders of GDSs, whether or not they are Eligible Mexican Holders, are entitled to give instructions as to the manner in which the Depositary should vote the Common Shares represented thereby (who in turn conveys them to the Common Representative) who must receive the voting instructions at least five business days prior to the relevant meeting.

      As a result of the share restructure and resulting amendments to our bylaws, all holders of Common Shares or GDSs are entitled to give instructions as to the manner in which the Depositary should vote at annual and extraordinary shareholders meetings, which include, but are not limited to, the following corporate actions: (i) transforming our company from one type of company to another, (ii) any merger in which we are not the surviving entity, and (iii) de-listing of the Common Shares from the Mexican Stock Exchange or any foreign stock exchange or cancellation of the registration of such shares with the National Securities Registry.

Restrictions Imposed by Bylaws, and Mexican Law

      Our bylaws provide that legal actions relating to the execution, interpretation or performance of the Bylaws may be brought only in courts in Mexico City, Federal District. Non-Mexican stockholders and GDSs holders, respectively, of our company formally agree with the Foreign Affairs Ministry
(i) to be considered as Mexicans with respect to the shares or the GDSs, as the case may be, of our company that they acquire or hold as well as with respect to the property, rights, concessions, participation or interests owned by us and with respect to the rights and obligations derived from any agreements we have with the Mexican Government and (ii) not to invoke the diplomatic protection or intervention of their own governments. If a non-Mexican stockholder or GDSs holder should invoke governmental diplomatic protection or intervention in violation of this agreement, its shares or GDSs, as the case may be, could be forfeited to the Mexican Government. Under Mexican law, it is not clear what actions would constitute invoking governmental protection or intervention that would result in forfeiture of shares or GDSs or what process would be implemented in connection with the forfeiture provisions; however, institution of judicial proceedings in a foreign country would not be deemed an invocation of diplomatic protection or intervention which would result in a forfeiture of shares.

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

                                EXCHANGE CONTROLS

      Mexico has had a free market for foreign exchange rate since December 1994. There can be no assurance that the government will maintain its current foreign exchange rates policies. See Item 3, "Key Information--Selected Financial Data--Exchange Rates."

                                    TAXATION

      The following summary contains a description of the principal Mexican and United States Federal income tax consequences of the purchase, ownership and disposition of the Notes, the GDSs or the Shares, but does not purport to be a complete analysis of all the potential tax considerations relating thereto. This summary is based on the tax laws of Mexico and the United States in force on the date of this Annual Report, including the provisions of the income tax treaty between the United States and Mexico (the "Tax Treaty"), which are subject to change. This summary deals only with holders that will hold Notes, GDSs or Shares as capital assets and does not address tax considerations applicable to investors that may be subject to special tax rules, such as banks, tax-exempt organizations, insurance companies, dealers in securities or currencies, persons that will hold the Notes, GDSs or Shares as part of an integrated investment (including a "straddle") comprised of Notes, GDSs or Shares and one or more other positions, certain U.S. expatriates or former U.S. residents, persons that have a "functional currency" other than the U.S. Dollar and persons that own or are treated as owning 10% or more of our voting shares, nor does it address the tax treatment of holders of Notes who did not acquire the Notes at their issue price as part of their initial distribution.

      Holders of Notes, GDSs or Shares should consult their own tax advisors as to the United States Federal, Mexican or other tax consequences of the purchase, ownership and disposition of Notes, GDSs or Shares, including, in particular, the effect of any foreign, state or local tax laws.

      References to Shares in this section "Taxation" refer equally to Shares represented by GDSs.

      As used herein, the term "United States Holder" means the beneficial owner of Notes or Shares that is, for United States Federal income tax purposes, (i) an individual citizen or resident of the United States, (ii) a United States domestic corporation or (iii) otherwise subject to United States Federal income tax on a net income basis in respect of Notes or Shares.

      As used herein, the term "Foreign Holder" means a holder that is not a resident of Mexico and that will not hold Notes or Shares or a beneficial interest therein in connection with the conduct of a trade or business through a permanent establishment in Mexico.

      For purposes of Mexican taxation, an individual is a resident of Mexico if he has established his domicile in Mexico, unless he has another domicile in a foreign country and his personal and economic relations (center of vital interest) are in such country, (except for public officers or governmental employees), and a legal entity is a resident of Mexico if it is incorporated under Mexican law or if it has its principal place of business or its place of effective management in Mexico. A Mexican citizen pursuant to Mexican law is presumed to be a resident of Mexico for tax purposes unless such person can demonstrate otherwise. If a person has a permanent establishment in Mexico, such permanent establishment shall be required to pay taxes in Mexico on income attributable to such permanent establishment in accordance with relevant tax provisions.

Tax Considerations Relating to the Notes

Mexican Taxation

      Taxation of Interest and Principal

      Under Mexico's Income Tax law, payments of interest made by the Company in respect of the Notes (including payments of principal in excess of the issue price of such Notes, which, under Mexican law, are deemed to be interest) to a non-resident holder will generally be subject to a Mexican withholding tax assessed at a rate of 4.9% if (i) the relevant Notes are placed among the investment public or (ii) the Notes are placed, through banks or brokerage houses, in a country which has entered into a treaty to avoid double taxation with Mexico and provided that the relevant Notes are registered with the Special Section of the National Registry of Securities and Intermediaries (RNVI) maintained by the National Banking and Securities Commission, certain requirements established by the Ministry of Finance are complied with and no party related to us (defined under the applicable law as parties that are (x) shareholders of our company that own, directly or indirectly, individually or collectively, with related persons (within the meaning of the applicable law) more than ten percent (10%) of our voting stock or (y) corporations more than twenty percent (20%) of the stock of which is owned, directly or indirectly, individually or collectively, with related persons of our company), directly or indirectly, is the effective beneficiary of five percent (5%) or more of the aggregate amount of each such interest payment.

      The requirements established by the Ministry of Finance are: (i) the Notes continue to be registered in the Special Section of the RNVI and copies of approval of such registration are provided to the Ministry of Finance, (ii) the Company timely filed with the Ministry of Finance after completion of the transaction, certain information relating to the issuance of the Notes, (iii) the Company timely files with the Ministry of Finance within the first 15 business days of July and October 2003, and January and April 2004, information regarding the amount of interest paid on the Notes and the date of such payment, and a statement representing that no party related to the Company, jointly or individually, directly or indirectly, is the effective beneficiary of 5.0% or more of the aggregate amount of each such interest payment, and (iv) the Company maintains such records required by the rule. The Company expects that such requirements will be met. If the requirements under such rule are not complied with, withholding tax on the payment of interest on the Notes will be assessed at a rate of 10% for holders other than parties related to the Company as defined above, in which case payments of interest will be assessed at a rate of 33%. The Rules, together with other tax regulations, are promulgated on an annual basis, and therefore, no assurances can be given that the Rules will be extended or that equivalent Rules will be enacted.

      Apart from the Mexican Income tax law discussed in the preceding paragraphs, other provisions reducing the rate of Mexican withholding taxes may also apply. Under the Tax Treaty, the rate would be 4.9% for certain holders that are residents of the United States (within the meaning of the Tax Treaty) and under certain circumstances.

      Under the law, payments of interest made by us with respect to the Notes to non-Mexican pension or retirement funds will be exempt from Mexican withholding taxes, provided that the fund (i) is duly incorporated pursuant to the laws of its country of origin, (ii) is exempt from income tax in such country (iii) is registered with the Ministry of Finance for that purpose and
(iv) is the effective beneficiary of such payments of interest.

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

      Taxation of Disposition Notes

      Capital gains resulting from the sale or other taxable disposition of the Notes by a Foreign Holder will not be subject to Mexican income or other taxes.

      Transfer and Other Taxes

      There are no Mexican stamp, registration, or similar taxes payable by a Foreign Holder in connection with the purchase, ownership or disposition of the Notes. A Foreign Holder of Notes will not be liable for Mexican estate, gift, inheritance or similar tax with respect to the Notes.

United States Taxation

      Taxation of Interest and Additional Amounts

      A United States Holder will treat the gross amount of interest and Additional Amounts (i.e., without reduction for Mexican withholding taxes) received in respect of the Notes as ordinary interest income at the time such interest and Additional Amounts are received or accrued, in accordance with such holder's method of accounting for United States Federal income tax purposes. Mexican withholding taxes paid at the appropriate rate applicable to the United States Holder will be treated as foreign income taxes eligible for credit against such United States Holder's United States Federal income tax liability, subject to generally applicable limitations and conditions, or, at the election of such United States Holder, for deduction in computing such United States Holder's taxable income. Interest and Additional Amounts will constitute income from sources without the United States for foreign tax credit purposes. Such income generally will constitute "passive income" or, in the case of certain United States Holders, "financial services income" for United States foreign tax credit purposes unless the Mexican withholding tax rate applicable to the United States Holder is imposed at a rate of at least 5%, in which case such income generally will constitute "high withholding tax interest."

      The calculation of foreign tax credits and, in the case of a United States Holder that elects to deduct foreign taxes, the availability of deductions involve the application of rules that depend on a United States Holder's particular circumstances. Under rules enacted by Congress in 1997 and other guidance released by the United States Treasury, foreign tax credits may not be allowed for withholding taxes imposed in respect of certain short-term or hedged positions in securities or in respect of certain integrated transactions. United States Holders should consult their own tax advisors regarding the availability of foreign tax credits and the treatment of Additional Amounts in light of their particular circumstances.

      A beneficial owner of Notes that is, with respect to the United States, a foreign corporation or a nonresident alien individual (a "Non-United States Holder") generally will not be subject to United States Federal income or withholding tax on interest income or Additional Amounts earned in respect of Notes, unless such income is effectively connected with the conduct by the Non-United States Holder of a trade or business in the United States.

      Taxation of Dispositions

      Upon the sale, exchange or other taxable disposition of a Note, a United States Holder generally will recognize capital gain or loss equal to the difference between the amount realized on the sale, exchange, retirement or other taxable disposition (except to the extent such amount is attributable to accrued interest, which will be treated as such) and such holder's adjusted tax basis in the Note. A United States Holder's adjusted tax basis in a Note generally will equal the cost of such Note to such holder. Such capital gain or loss will be long-term if, at the time of the disposition, the United States Holder's holding period in the Note is more than one year. The distinction between capital gain or loss and ordinary income or loss is important for purposes of the limitations on a United States Holder's ability to offset capital losses against ordinary income and because United States Holders that are individuals may be entitled to a preferential rate on long-term capital gains. Long-term capital gain realized by a United States Holder that is an individual generally is subject to a maximum rate of 15 percent.

      Gain, if any, realized by a United States Holder on the sale or other taxable disposition of Notes generally should be treated as United States source income for United States foreign tax credit purposes. United States Holders should consult their own tax advisors regarding the application of the foreign tax credit rules to their investment in and disposition of Notes.

      A Non-United States Holder of Notes generally will not be subject to United States Federal income or withholding tax on gain realized on the sale, exchange, retirement or other taxable disposition of Notes unless (i) such gain is effectively connected with the conduct by the Non-United States Holder of a trade or business in the United States or (ii) in the case of gain realized by an individual Non-United States Holder, the Non-United States Holder is present in the United States for 183 days or more in the taxable year of the disposition and certain other conditions are met.

Tax Considerations Relating to Shares

Taxation of Dividends

      Mexican Tax Considerations

      Dividends paid to Foreign Holders with respect to Shares will not be subject to Mexican withholding tax.

      U.S. Tax Considerations

      Cash dividends paid with respect to the Shares, to the extent paid out of our current or accumulated earnings and profits, as determined for United States Federal income tax purposes, generally will be includible in the gross income of a United States Holder as ordinary income on the day on which the dividends are received by such United States Holder, or in the case of GDSs, the Depositary, and will not be eligible for the dividends received deduction allowed to corporations. However, pursuant to legislation enacted in 2003, dividends paid to United States Holders that are individuals will be subject to tax at long-term capital gains rates (currently, up to 15%) through 2008, provided certain holding period and other requirements are satisfied. Dividends paid in pesos will be included in the income of a United States Holder in a U.S. dollar amount calculated in general by reference to the exchange rate in effect on the day they are received by such United States Holder, or in the case of GDSs, the Depositary. United States Holders should consult their own tax advisors regarding the treatment of foreign currency gain or loss, if any, on any pesos that are converted into U.S. dollars on a date subsequent to the date of receipt by the holder or the Depositary, as applicable. Dividends generally will constitute foreign source "passive income" or, in the case of certain United States Holders, "financial services income" for United States foreign tax credit purposes.

      Distributions to United States Holders of additional Shares with respect to their Shares that are made as part of a pro rata distribution to all of our shareholders generally will not be subject to United States Federal income tax.

      A Non-United States Holder of Shares generally will not be subject to United States Federal income or withholding tax on dividends received on Shares, unless such income is effectively connected with the conduct by the Non-United States Holder of a trade or business in the United States.

Taxation of Capital Gains

      Mexican Tax Considerations

      The sale of Shares issued by Mexican companies by a non-resident holder will not be subject to any Mexican tax if the transaction is carried out through the Mexican Stock Exchange or other securities markets placed in a country which has entered into a treaty to avoid double taxation with Mexico. Certain restrictions to this exemption will apply if the Shares are transferred as a consequence of public offerings. Sales or other dispositions of Shares made in other circumstances generally would be subject to Mexican tax, regardless of the nationality or residence of the transferor.

      Additionally, under the Tax Treaty, a holder that is eligible to claim the benefits of the Tax Treaty will be exempt from Mexican tax on gains realized on a sale or other disposition of Shares in a transaction that is not carried out through the Mexican Stock Exchange or such other approved securities markets, so long as the holder did not own, directly or indirectly, 25% or more of the capital stock of the company (including GDSs) at any time within the 12 month period proceeding such sale or other disposition.

      U.S. Tax Considerations

      Upon the sale, exchange or other taxable disposition of Shares, a United States Holder generally will recognize gain or loss in an amount equal to the difference between the amount realized on the disposition of such Shares and such United States Holder's tax basis in the Shares. Such gain or loss recognized by such United States Holder generally will be long-term if the United States Holder has held the Share for more than one year at the time of the disposition. The distinction between capital gain or loss and ordinary income or loss is important for purposes of the limitations on a United States Holder's ability to offset capital losses against ordinary income and because United States Holders that are individuals may be entitled to a preferential tax rate on long-term capital gains. Long-term capital gain realized by a United States Holder that is an individual generally is subject to a maximum rate of 15 percent.

      Gain, if any, realized by a United States Holder on the sale or other taxable disposition of Shares generally should be treated as United States source income for United States foreign tax credit purposes. United States Holders should consult their own tax advisors regarding the application of the foreign tax credit rules to their investment in and disposition of Shares.

      A Non-United States Holder of Shares will not be subject to United States Federal income or withholding tax on gain realized on the sale or other taxable disposition of Shares, unless (i) such gain is effectively connected with the conduct by the Non-United States Holder of a trade or business in the United States or (ii) in the case of gain realized by an individual Non-United States Holder, the Non-United States Holder is present in the United States for 183 days or more in the taxable year of the disposition and certain other conditions are met.

United States Backup Withholding and Information Reporting

      A United States Holder of Notes or Shares may, under certain circumstances, be subject to "backup withholding" with respect to certain payments to such United States Holder, such as dividends or interest paid by us or the proceeds of a sale or other disposition of Notes or Shares, unless such holder (i) is a corporation or comes within certain other exempt categories, and demonstrates this fact when so required, or (ii) provides a correct taxpayer identification number, certifies that it is not subject to backup withholding and otherwise complies with applicable requirements of the backup withholding rules. Any amount withheld under these rules will be allowed as a refund or credit against the holder's United States Federal income tax liability, provided the required information is furnished to the Internal Revenue Service. While Non-United States Holders generally are exempt from backup withholding, a Non-United States Holder may, in certain circumstances, be required to comply with certain information and identification procedures in order to prove this exemption.

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

      In addition, this Annual Report is also available electronically at www.sec.gov and at our website, www.grupoelektra.com.mx.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

      We are exposed to market risk from changes in interest rates and foreign currency exchange rates. Additionally, as of December 31, 2003, we did not hold outstanding derivative contracts to hedge those risks on our indebtedness but we held equity derivative contracts for investment purposes. Our risks and the potential gains and losses associated with these risks and instruments are discussed below.

Interest Rate Risk

      Interest rate risk exists principally with respect to our indebtedness that bears interest at floating rates. At December 31, 2003, we had Ps.3,720.2 million (US$330.9 million) outstanding of indebtedness compared with Ps.4,764.2 million (US$457 million) outstanding in 2002, of which 83.1% bore interest at fixed interest rates in 2003 compared with 69.9% in 2002 and 16.9% bore interest at variable rates in 2003, compared with 30.1% in 2002.

      Of the total variable rate debt, 100.0% was denominated in Mexican Pesos in 2003, compared with 0.0% denominated in Mexican Pesos in 2002; 0.0% was denominated in United States dollars in 2003, compared with 100.0% denominated in United States dollars in 2002; and 0.0% was denominated in other currencies in 2003 and 2002.

      A hypothetical instantaneous 20% increase in the average interest rate applicable to our variable rate debt held at December 31, 2003, would have increased our interest expense for 2003 by approximately Ps.10.5 million. A hypothetical instantaneous 20% increase in the average interest rate applicable to our variable rate debt held at December 31, 2002 would have increased our interest expense for 2002 by approximately Ps.13.1 million.

      We manage our interest rate risk by entering into swaps and caps contracts that hedge our variable interest rate exposure from time to time.

      At December 31, 2003, we did not have interest rate contracts to hedge our outstanding debt. At December 31, 2002 we had interest rate contracts that hedged an amount of Ps.2,216 million.

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

                                                      At December 31, 2003          At December 31, 2002
                                                   ---------------------------   ---------------------------
                                                   (in millions of US dollars)   (in millions of US dollars)
U.S. dollar denominated assets................              US$261.9                       US$78.4
U.S. dollar denominated liabilities...........                 296.1                         494.9

Net liability position........................                  34.2                         416.5

      The cash flow required to service our liabilities is generated primarily in Mexican pesos. A hypothetical, instantaneous devaluation of the Mexican peso of 10% from the December 31, 2003 Noon Buying Rate (Ps.11.242 per U.S. dollar) would have resulted in estimated exchange losses based on our net U.S. dollar liability position at December 31, 2003 of Ps.38.4 million.

      We manage our exchange rate risk on our net liability position by entering from time to time into forward exchange contracts and options to hedge a portion of our net liability position.

      As of December 31, 2003, we did not have any foreign exchange hedge instruments.

      On April 21, 2004 we considerably reduced our foreign exchange risk by redeeming our US$275 million 12% Senior Notes due 2008.

Equity Swaps

      As of December 31, 2003, we had three U.S. dollar-denominated equity swap agreements outstanding. In order to comply with tax and legal requirements for our stock repurchase fund, we regularly sell repurchased stock, at times by engaging in limited equity swap transactions. We agreed to secure our obligations under these transactions by transferring an amount equal to the notional equity of such transactions. Over the term of the swap contract (which may vary from a few months to up to one year), we pay interest, or interest accrues on the notional amount, typically at a floating rate. Upon expiration of the transaction, a cash settlement payment is made equal to the difference between the initial price of the underlying stock (plus, as the case may be, accrued interest, minus dividends) and the end-date market value of the underlying stock, from Grupo Elektra to the counterparty if positive, and from the counterparty to us, if negative. Our maximum market risk under our equity swap portfolio is equal to the initial market value of the underlying shares. Set forth below is our maximum market risk exposure under our equity swap portfolio at December 31, 2003.

                                               At December 31, 2003
----------------------------------------------------------------------------------------------------------------
                                                             Maximum risk     Maximum market
Underlying shares         Initial Price   Notional amount    scenario price   risk exposure      Fair Value
-----------------------   -------------   ----------------   --------------   ----------------   ---------------
3,800,000 Elektra           US$ 2.7339    US$ 10.3 million        0.0         US$ 10.3 million   US$ 9.7 million
3,650,000 Elektra           US$ 2.8328    US$ 10.3 million        0.0         US$ 10.3 million   US$ 8.9 million
2,300,000 Elektra           US$ 5.1564    US$ 11.8 million        0.0         US$ 11.8 million   US$ 0.1 million

Total 9,750,000 Elektra                   Total US$ 32.5                      Total US$ 32.5     Total US$ 18.8
                                          million                             million            million

      The potential gain or loss in the fair value of our equity derivative instruments held at December 31, 2003 that would have resulted from a hypothetical instantaneous 10% change in the stock market price of Elektra's share would have been approximately a US$1.8 million reduction in the gain, in case of a decrease in the price, and a US$1.8 million additional gain, in case of an increase in the price.

      Set forth below is our maximum market risk exposure under our equity swap portfolio at December 31, 2002.

                                              At December 31, 2002
------------------------------------------------------------------------------------------------------------------
                                                                              Maximum
                                                             Maximum risk     market risk
Underlying shares         Initial Price   Notional amount    scenario price   exposure           Fair Value
-----------------------   -------------   ----------------   --------------   ----------------   -----------------
2,880,000 Elektra          US$ 4.8185     US$ 13.9 million        0.0         US$ 13.9 million   US$ (7.0) million
500,000 Elektra            US$ 4.6597     US$  2.3 million        0.0         US$  2.3 million   US$ (1.1) million
500,000 Elektra            US$ 4.7170     US$  2.4 million        0.0         US$  2.4 million   US$ (1.1) million
506,960 Elektra            US$ 4.6480     US$  2.4 million        0.0         US$  2.4 million   US$ (1.1) million
500,000 Elektra            US$ 4.7390     US$  2.4 million        0.0         US$  2.4 million   US$ (1.1) million
601,800 Elektra            US$ 4.6600     US$  2.8 million        0.0         US$  2.8 million   US$ (1.3) million
2,300,000 Elektra          US$ 2.7483     US$  6.3 million        0.0         US$  6.3 million   US$ (0.6) million

7,788,760 Total Elektra                   Total US$ 32.5                      Total US$ 32.5     Total US$ (13.3)
                                          million                             million            million

      The potential gain or loss in the fair value of our equity derivative instruments held at December 31, 2002 that would have resulted from a hypothetical instantaneous 10% change in the stock market price of Elektra's shares would have been approximately a US$1.9 million additional loss in the fair value in case of a decrease in the price and a US$1.9 million reduction of loss in the fair value in case of an increase in the price.

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

Annual Evaluation of Our Disclosure Controls and Internal Controls

      As of December 31, 2003, an evaluation was carried out under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our Disclosure Controls. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded, subject to the limitations noted above, that:

      o The design and operation of our Disclosure Controls were effective to ensure that material information related to our company which is required to be disclosed in reports filed under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms; and

      o Our Internal Controls are effective to provide reasonable assurance that our financial statements are fairly presented in conformity with Mexican GAAP.

      We made no change in our Internal Controls during 2003 that has materially affected, or is reasonably likely to materially affect, our Internal Controls.

ITEM 16. [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

      Currently we do not have an audit committee financial expert serving on our Audit Committee. On February 8, 2000, the date on which our Board of Directors approved the constitution of our Audit Committee, an audit committee financial expert was not required to serve on the Audit Committee. We are presently looking for a person who qualifies as an audit committee financial expert to serve as a member of the Audit Committee.

ITEM 16B. CODE OF ETHICS

      In 2003 our Board of Directors adopted a Code of Ethics applicable to our principal executive officer, principal financial officer, principal accounting officer, controller and persons performing similar functions. We have filed our Code of Ethics as an exhibit to this Annual Report. In addition, a copy of our Code of Ethics is available at our website, www.grupoelektra.com.mx.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit and Non-Audit Fees

      The following table summarizes the aggregate fees billed to us by PricewaterhouseCoopers ("PwC"), during the fiscal years ended December 31, 2002 and 2003:

                                       Year ended December 31,
                                     ---------------------------
                                       2002               2003
                                     --------            -------
                                     (Millions of Mexican Pesos)
          Audit fees                    8.8               10.4
          Audit related fees            1.3                1.5
          Tax fees                      0.2                0.6
          All other fees                0.9                0.7
                                     --------            -------
          Total                        11.1               13.3
                                     ========            =======

      Audit fees: Audit fees in the above table are the aggregate fees billed by PwC in connection with the audit of our annual financial statements and statutory and regulatory audits.

      Audit - related fees: Audit - related fees in the above table for the years ended December 31, 2002 and 2003 are the aggregate fees billed by PwC for purposes of issuing the tax report to the Mexican Institute of Social Security.

      Tax fees: Tax fees in the above table are fees billed by PwC for services based upon existing facts and prior transactions in order to document, compute, and obtain government approval for amounts included in tax filings such as value-added tax return assistance, transfer pricing documentation and requests for technical advice from taxing authorities.

      Other fees: Other fees in the above table are fees billed by PwC for accounting consultations, due diligence of acquired companies and the preparation of responses to inquires from the tax authorities. As a percentage of total fees billed to us, other fees represented 9% and 6% for 2002 and 2003, respectively.

Audit Committee Pre-Approval Policies and Procedures

      We have adopted pre-approval policies and procedures under which all audit and non-audit services provided by our external auditors must be pre-approved by our Audit Committee. Any service proposals submitted by external auditors need to be discussed and approved by the Audit Committee during its meetings, which take place at least four times a year. Once the proposed service is approved, we or our subsidiaries formalize the engagement of services. The approval of any audit and non-audit services to be provided by our external auditors is specified in the minutes of our Audit Committee meetings. In addition, the members of our Board of Directors are briefed on matters discussed by the different committees of our board.

List of Exhibits

Exhibit No:     Description
-----------     -----------

Exhibit 1       English translation of the bylaws of Grupo Elektra, S.A. de C.V.

Exhibit 2.3 Option Agreement between Grupo Elektra and CASA, dated September 1, 2000, together with English translation.*

Exhibit 2.4 English translation of Current Option Plan for Grupo Elektra employees.**

Exhibit 8       List of Grupo Elektra's Significant Subsidiaries.

Exhibit 11      Code of Ethics.

Exhibit 12      Sarbanes Oxley Act Section 302 Certifications.

Exhibit 13      Sarbanes Oxley Act Section 906 Certifications.

Exhibit 14      Corporate Governance Standards.

Exhibit 15      Rule 13K-1 Opinion.

----------
* Incorporated by reference from Grupo Elektra's Registration Statement on Form F-4 filed on July 1, 2001 (File No. 1-13200).

** Incorporated by reference from Grupo Elektra's Annual Report on Form 20-F filed on June 27, 2000 (File No. 1-13200).

                                    Signature

      The registrant certifies that it meets all of the requirements for filing on Form 20-F, and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

                                              GRUPO ELEKTRA, S.A. DE C.V.

Date:    June 30, 2004                        By: /s/ Javier Sarro Cortina
                                                 ------------------------------
                                                     Javier Sarro Cortina
                                                     Chief Executive Officer


Date:    June 30, 2004                        By: /s/ Rodrigo Pliego Abraham
                                                 ------------------------------
                                                     Rodrigo Pliego Abraham
                                                     Chief Financial Officer

                          GRUPO ELEKTRA, S. A. DE C. V.
                                AND SUBSIDIARIES

                        CONSOLIDATED FINANCIAL STATEMENTS

                           DECEMBER 31, 2002 AND 2003

                 GRUPO ELEKTRA, S. A. DE C. V. AND SUBSIDIARIES

                        CONSOLIDATED FINANCIAL STATEMENTS

                           DECEMBER 31, 2002 AND 2003

                                      INDEX

Contents                                                    Page
--------                                                    ----

Report of independent registered public accounting firm     F-1

Consolidated financial statements:

Balance sheets                                              F-3

Statements of income                                        F-4

Statements of changes in stockholders' equity               F-5

Statements of changes in financial position                 F-6

Notes to the consolidated financial statements              F-7

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders of
Grupo Elektra, S. A. de C. V. and subsidiaries

We have audited the accompanying consolidated balance sheets of Grupo Elektra,
S. A. de C. V. and subsidiaries (collectively, the "Company") as of December 31, 2002 and 2003, and the related consolidated statements of income, of changes in stockholders' equity and of changes in financial position for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States of America) and auditing standards generally accepted in Mexico. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Grupo Elektra, S. A. de C. V. and subsidiaries as of December 31, 2002 and 2003, and the results of their operations, the changes in their stockholders' equity and in their financial position for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in Mexico.

Accounting principles generally accepted in Mexico vary in certain significant respects from generally accepted accounting principles in the United States of America. Information relating to the nature and effect of such differences is presented in Note 19 to the consolidated financial statements.

PricewaterhouseCoopers


/s/ Ruben Rivera Rodriguez

Mexico City, Mexico
March 19, 2004

                 GRUPO ELEKTRA, S. A. DE C. V. AND SUBSIDIARIES
                                    (Note 1)

                           CONSOLIDATED BALANCE SHEETS

                 Thousands of Mexican pesos of December 31, 2003
                                purchasing power

                                                                                 December 31,
                                                               ------------------------------------------------
                                                                    2002                      2003
                                                               -------------    -------------------------------
                                                                                                  Thousands of
                                                                                                 US dollars (*)
                                                                                                 --------------
Assets

CURRENT ASSETS:
Cash                                                           Ps    822,542    Ps  1,034,965    US$     92,161
Marketable securities (Note 2c.)                                   2,846,237        6,140,484           546,793
                                                               -------------    -------------    --------------

                                                                   3,668,779        7,175,449           638,954
                                                               -------------    -------------    --------------

Accounts receivable:
Loan portfolio - Net (Note 5)                                      3,002,281        5,431,616           483,670
Amounts due from related parties - Net (Note 9)                      132,317          268,482            23,907
Derivative financial instruments (Notes 2p. and 11)                   31,803          213,268            18,991
Recoverable value added tax                                                           467,702            41,647
Other receivables                                                    398,363          422,423            37,616
                                                               -------------    -------------    --------------

                                                                   3,564,764        6,803,491           605,831
                                                               -------------    -------------    --------------

Prepaid expenses                                                      72,005           74,657             6,648
                                                               -------------    -------------    --------------

Inventories (Note 6)                                               3,096,574        3,132,660           278,955
                                                               -------------    -------------    --------------

Total current assets                                              10,402,122       17,186,257         1,530,388

PROPERTY, FURNITURE, EQUIPMENT AND INVESTMENT IN STORES
   - Net (Note 7)                                                  3,701,110        3,966,844           353,236

INVESTMENT IN SHARES (Note 8)                                        995,334          841,855            74,965

GOODWILL, less accumulated amortization of Ps822,712 in 2002
   and Ps870,440 in 2003 (Note 2i.)                                1,390,442        1,361,694           121,255

OTHER ASSETS                                                         733,770          567,562            50,540
                                                               -------------    -------------    --------------

                                                               Ps 17,222,778    Ps 23,924,212    US$  2,130,384
                                                               =============    =============    ==============

Liabilities and Stockholders' Equity

CURRENT LIABILITES WITH FINANCIAL COST:
Short-term debt (Note 10)                                      Ps  1,622,464    Ps    728,454    US$     64,867
Deposits (Note 12)                                                   896,974        8,278,907           737,213
Derivative financial instruments (Notes 2p. and 11)                  148,798
Capitalized lease obligations (Note 13)                               91,667           25,679             2,287
                                                               -------------    -------------    --------------

                                                                   2,759,903        9,033,040           804,367
                                                               -------------    -------------    --------------
CURRENT LIABILITIES WITHOUT FINANCIAL COST:
Accounts payable to suppliers                                      2,902,925        3,099,162           275,972
Accrued expenses and other accounts payable                          931,358        1,302,219           115,959
                                                               -------------    -------------    --------------

                                                                   3,834,283        4,401,381           391,931
                                                               -------------    -------------    --------------

Total current liabilities                                          6,594,186       13,434,421         1,196,298
                                                               -------------    -------------    --------------

LONG-TERM LIABILITIES WITH FINANCIAL COST:
Long-term debt (Note 10)                                           3,850,478        3,088,250           275,000
Capitalized lease obligations (Note 13)                               22,703            2,099               187
                                                               -------------    -------------    --------------

                                                                   3,873,181        3,090,349           275,187
                                                               -------------    -------------    --------------

LONG-TERM LIABILITIES WITHOUT FINANCIAL COST:
Deferred taxes (Note 15)                                             672,871          853,477            76,000
Other liabilities                                                     78,539          100,052             8,909
                                                               -------------    -------------    --------------

                                                                     751,410          953,529            84,909
                                                               -------------    -------------    --------------

DEFERRED CREDITS:
Negative goodwill (Note 2i.)                                           5,515
Unearned income from extended warranties                             473,309          339,046            30,191
                                                               -------------    -------------    --------------

Total liabilities                                                 11,697,601       17,817,345         1,586,585
                                                               -------------    -------------    --------------

STOCKHOLDERS' EQUITY (Note 14):
Capital stock                                                        681,342          681,485            60,684
Paid-in capital                                                    1,131,940        1,180,426           105,114
Retained earnings                                                  7,024,027        7,978,112           710,428
Reserve for repurchase of shares                                     443,486          589,203            52,467
Effect of translation of foreign subsidiaries                         19,570           61,561             5,482
Loss from holding nonmonetary assets                              (3,840,100)      (4,427,037)         (394,215)
                                                               -------------    -------------    --------------

Majority stockholders                                              5,460,265        6,063,750           539,960
Minority stockholders                                                 64,912           43,117             3,839
                                                               -------------    -------------    --------------

Total stockholders' equity                                         5,525,177        6,106,867           543,799

SUBSEQUENT EVENTS (Note 17)
CONTINGENCIES (Note 18)
                                                               -------------    -------------    --------------

                                                               Ps 17,222,778    Ps 23,924,212    US$  2,130,384
                                                               =============    =============    ==============

(*) The U.S. dollar figures represent the Mexican pesos amounts of December 31, 2003 translated at the exchange rate of December 31, 2003 of Ps11.23 per U.S. dollar and are unaudited.

The accompanying notes are an integral part of these consolidated financial statements.

                 GRUPO ELEKTRA, S. A. DE C. V. AND SUBSIDIARIES
                                    (Note 1)

                        CONSOLIDATED STATEMENTS OF INCOME

                 Thousands of Mexican pesos of December 31, 2003
                   purchasing power (except per share amounts)

                                                                               Year ended December 31,
                                                          ----------------------------------------------------------------

                                                               2001             2002                     2003
                                                          -------------    -------------    ------------------------------

                                                                                                              Thousands of
                                                                                                             US dollars (*)
                                                                                                             --------------
Revenues (Note 2s.)                                       Ps 16,279,402    Ps 17,268,021    Ps 20,595,291    US$ 1,833,953
Costs (Note 2s.)                                              9,308,861       10,029,564       11,598,431        1,032,808
                                                          -------------    -------------    -------------    -------------

Gross profit                                                  6,970,541        7,238,457        8,996,860          801,145
                                                          -------------    -------------    -------------    -------------

Administrative, promotion and selling expenses               (4,069,531)      (4,181,379)      (5,546,785)        (493,925)
Depreciation and amortization                                  (666,801)        (802,489)      (1,001,231)         (89,157)
                                                          -------------    -------------    -------------    -------------

Total operating expenses                                      4,736,332       (4,983,868)      (6,548,016)        (583,082)
                                                          -------------    -------------    -------------    -------------

Operating income                                              2,234,209        2,254,589        2,448,844          218,063
                                                          -------------    -------------    -------------    -------------

Comprehensive financing cost:
Interest income                                                 144,184          130,367          290,521           25,870
Interest expense                                               (858,360)        (732,273)        (717,843)         (63,922)
Foreign exchange loss - Net                                     (11,041)        (623,442)        (202,550)         (18,037)
Gain on net monetary position                                   166,039          125,480          128,489           11,442
Other - Net (Notes 5, 8 and 11)                                 148,920         (100,655)         (85,041)          (7,573)
                                                          -------------    -------------    -------------    -------------

                                                               (410,258)      (1,200,523)        (586,424)         (52,220)
                                                          -------------    -------------    -------------    -------------

Income before taxes and employees' statutory profit
   sharing and equity in the results of affiliate             1,823,951        1,054,066        1,862,420          165,843

Taxes and employees' statutory profit sharing (Note 15)        (594,329)        (597,892)        (506,513)         (45,103)
                                                          -------------    -------------    -------------    -------------

Income before equity in the results of affiliate:             1,229,622          456,174        1,355,907          120,740

Equity in the results of Comunicaciones Avanzadas,
   S. A. de C. V. - Net (Notes 2h. and 8)                       205,485          (28,101)        (210,750)         (18,767)
                                                          -------------    -------------    -------------    -------------

Income from continuing operations                             1,435,107          428,073        1,145,157          101,973

Discontinued operations (Note 1):
Loss from discontinued operations                              (171,588)        (325,197)
Loss on disposal of discontinued operations                          --          (27,580)
                                                          -------------    -------------    -------------    -------------

                                                               (171,588)        (352,777)
                                                          -------------    -------------    -------------    -------------

Consolidated net income                                   Ps  1,263,519    Ps     75,296    Ps  1,145,157    US$   101,973
                                                          =============    =============    =============    =============

(Income) loss of minority stockholders                    Ps    (14,247)   Ps      7,753    Ps     (2,750)   US$      (245)
                                                          =============    =============    =============    =============

Income of majority stockholders                           Ps  1,249,272    Ps     83,049    Ps  1,142,407    US$   101,728
                                                          =============    =============    =============    =============

Basic and diluted earnings per share (Note 2o.)           Ps      5.146    Ps      0.316    Ps      4.784    US$      0.42
                                                          =============    =============    =============    =============

Earnings per share from continuing operations             Ps      5.845    Ps      1.797    Ps      4.784    US$      0.42
                                                          =============    =============    =============    =============

Loss per share from discontinued operations               Ps     (0.699)   Ps     (1.481)   Ps         --    US$        --
                                                          =============    =============    =============    =============

(*) The U.S. dollar figures represent the Mexican pesos amounts of December 31, 2003 translated at the exchange rate of December 31, 2003 of Ps11.23 per U.S. dollar and are unaudited.

The accompanying notes are an integral part of these consolidated financial statements.

                 GRUPO ELEKTRA, S. A. DE C. V. AND SUBSIDIARIES
                                (Notes 1 and 14)

           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
              FOR THE YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003

                 Thousands of Mexican pesos of December 31, 2003
                   purchasing power (except per share amounts)

                                            Number of                                                  Reserve for
                                          common shares    Capital       Paid-in        Retained        repurchase
                                           outstanding      stock        capital        earnings        of shares
                                          -------------   ----------   ------------   ------------     ------------
Balances at January 1, 2001                241,394,227    Ps 691,755   Ps 1,833,462   Ps 6,026,931     Ps   522,630

Reduction of paid-in capital resulting
   from repurchase of shares of
   subsidiaries                                                            (143,109)
Issuance of capital stock                    1,618,893           902         12,588
Payment of dividends                                                                      (172,612)
Cancellation of repurchased shares          (4,125,497)      (11,508)      (169,345)                        180,853
Sale of repurchased shares                   4,165,885                       (9,490)                         39,507
Loss on derivative transactions (Note
   2p.)                                                                     (72,435)
Comprehensive income (loss) (Notes 2q.
   and 14d.)                                                                             1,249,272
                                          ------------    ----------   ------------   ------------     ------------

Balances at December 31, 2001              243,053,508       681,149      1,451,671      7,103,591          742,990

Reduction of paid-in capital resulting
   from repurchase of shares of
   subsidiaries                                                            (153,479)
Issuance of capital stock                      361,000           193           (140)
Payment of dividends                                                                      (162,613)
Repurchase of shares                        (5,815,048)                     (54,790)                       (299,504)
Loss on derivative transactions (Note
   2p.)                                                                    (111,322)
Comprehensive income (loss) (Notes 2q.
   and 14d.)                                                                                83,049
                                          ------------    ----------   ------------   ------------     ------------

Balances at December 31, 2002              237,599,460       681,342      1,131,940      7,024,027          443,486

Reduction of paid-in capital resulting
   from repurchase of shares of
   subsidiaries                                                            (159,466)
Issuance of capital stock                       60,994           143            753
Payment of dividends                                                                      (188,322)
Repurchase of shares                         1,961,302                     (102,480)                        145,717
Gain on derivative transactions (Note
   2p.)                                                                     309,679
Comprehensive income (loss) (Notes 2q.
   and 14d.)                                                                             1,142,407
                                          ------------    ----------   ------------   ------------     ------------

Balances at December 31, 2003              239,621,756    Ps 681,485   Ps 1,180,426   Ps 7,978,112(1)  Ps   589,203
                                          ============    ==========   ============   ============     ============

                                              Loss         Effect of
                                          from holding    translation
                                           nonmonetary    of foreign       Minority
                                              assets      subsidiaries   stockholders      Total
                                          -------------   ------------   ------------   ------------
Balances at January 1, 2001               Ps (2,971,419)   Ps  14,920     Ps 151,057    Ps 6,269,336

Reduction of paid-in capital resulting
   from repurchase of shares of
   subsidiaries                                                                             (143,109)
Issuance of capital stock                                                                     13,490
Payment of dividends                                                                        (172,612)
Cancellation of repurchased shares
Sale of repurchased shares                                                                    30,017
Loss on derivative transactions (Note
   2p.)                                                                                      (72,435)
Comprehensive income (loss) (Notes 2q.
   and 14d.)                                   (458,521)      (17,743)       (13,095)        759,913
                                          -------------   -----------    -----------    ------------

Balances at December 31, 2001                (3,429,940)       (2,823)       137,962       6,684,600

Reduction of paid-in capital resulting
   from repurchase of shares of
   subsidiaries                                                                             (153,479)
Issuance of capital stock                                                                         53
Payment of dividends                                                                        (162,613)
Repurchase of shares                                                                        (354,294)
Loss on derivative transactions (Note
   2p.)                                                                                     (111,322)
Comprehensive income (loss) (Notes 2q.
   and 14d.)                                   (410,160)       22,393        (73,050)       (377,768)
                                          -------------   -----------    -----------    ------------

Balances at December 31, 2002                (3,840,100)       19,570         64,912       5,525,177

Reduction of paid-in capital resulting
   from repurchase of shares of
   subsidiaries                                                                             (159,466)
Issuance of capital stock                                                                        896
Payment of dividends                                                                        (188,322)
Repurchase of shares                                                                          43,237
Gain on derivative transactions (Note
   2p.)                                                                                      309,679
Comprehensive income (loss) (Notes 2q.
   and 14d.)                                   (586,937)       41,991        (21,795)        575,666
                                          -------------   -----------    -----------    ------------

Balances at December 31, 2003             Ps (4,427,037)   Ps  61,561     Ps  43,117    Ps 6,106,867
                                          =============   ===========    ===========    ============

                                               Year ended December 31,
                                      -----------------------------------------
                                          2001           2002          2003
                                      ------------   -----------   ------------
     Current year net (loss) income:
     Parent company                   Ps  (337,920)  Ps (801,390)  Ps  (126,290)
     Subsidiaries                        1,587,192       884,439      1,268,697
                                      ------------   -----------   ------------

                                      Ps 1,249,272   Ps   83,049   Ps 1,142,407
                                      ============   ===========   ============

The accompanying notes are an integral part of these consolidated financial statements.

(1)   Includes legal reserve of Ps106,468.

                 GRUPO ELEKTRA, S. A. DE C. V. AND SUBSIDIARIES
                                    (Note 1)

            CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION

                 Thousands of Mexican pesos of December 31, 2003
                                purchasing power

                                                                         Year ended December 31,
                                                       ------------------------------------------------------------

                                                           2001           2002                     2003
                                                       ------------   -------------   -----------------------------

                                                                                                       Thousands of
                                                                                                      US dollars (*)
                                                                                                      -------------
Operations:

Consolidated net income                                Ps 1,263,519   Ps     75,296   Ps  1,145,157    US$  101,973
Charges (credits) to income not affecting resources:
Depreciation and amortization                               666,801         802,489       1,001,231          89,157
Allowance for loan losses                                   650,908         652,741         460,466          41,003
Accruals for seniority premiums and pension plan              8,333          11,624          16,605           1,479
Equity in the results of affiliate                         (205,485)         28,101         210,750          18,767
Provision for deferred taxes                                286,672         438,509         180,606          16,082
Other provisions                                             67,883          90,767         105,957           9,435
Increase in deposits                                                        896,974       7,381,933         657,340
Decrease (increase) in loan portfolio                                       720,414      (2,429,335)       (216,325)
Net change in other receivables, inventories, other
   assets, accounts payable, related parties and
   other liabilities                                       (904,526)     (1,410,498)     (1,581,248)       (140,806)
                                                       ------------   -------------   -------------    ------------

Resources provided by operations                          1,834,105       2,306,417       6,492,122         578,105
                                                       ------------   -------------   -------------    ------------

Financing:

Paid-in capital (own and subsidiaries' shares)             (143,109)       (153,479)       (159,466)        (14,200)
Bank loans obtained (repaid) - Net                          331,351         202,299      (1,656,238)       (147,483)
Capitalized lease obligations                               (58,898)       (108,680)        (83,664)         (7,450)
Issuance of capital stock                                    13,490              53             896              80
Payment of dividends                                       (172,612)       (162,613)       (188,322)        (16,769)
(Loss) gain on derivative transactions                      (72,435)       (111,322)        309,679          27,576
Sale (repurchase) of shares - Net                            30,017        (354,294)         43,237           3,850
Debt issuance costs                                         (39,533)        (40,330)
                                                       ------------   -------------   -------------    ------------

Resources used in financing activities                     (111,729)       (728,366)     (1,733,878)       (154,396)
                                                       ------------   -------------   -------------    ------------

Investing:

Acquisition of property, furniture, equipment and
   investment in stores - Net                              (612,216)       (555,451)     (1,058,482)        (94,255)
Acquisition of Mericolor, S. A. de C. V.                    (58,205)
Disposal of (investment in) stores, shares and
   other assets                                             171,588         543,028        (193,092)        (17,194)
                                                       ------------   -------------   -------------    ------------

Resources used in investing activities                     (498,833)        (12,423)     (1,251,574)       (111,449)
                                                       ------------   -------------   -------------    ------------

Increase in cash and marketable securities                1,223,543       1,565,628       3,506,670         312,260
Cash and marketable securities at beginning of year         879,608       2,103,151       3,668,779         326,694
                                                       ------------   -------------   -------------    ------------

Cash and marketable securities at end of year          Ps 2,103,151   Ps  3,668,779   Ps  7,175,449    US$  638,954
                                                       ============   =============   =============    ============

(*) The U.S. dollar figures represent the Mexican pesos amounts of December 31, 2003 translated at the exchange rate of December 31, 2003 of Ps11.23 per U.S. dollar and are unaudited.

The accompanying notes are an integral part of these consolidated financial statements.

                 GRUPO ELEKTRA, S. A. DE C. V. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

                        DECEMBER 31, 2001, 2002 AND 2003

          (Monetary figures expressed in thousands of Mexican pesos of December 31, 2003 purchasing power, except figures in foreign currency, the exchange rates in Note 4, payment for each telephone mentioned in Note 9 and per-share amounts mentioned in Note 14)

NOTE 1 - COMPANY OPERATIONS:

Grupo Elektra, S. A. de C. V. ("Grupo Elektra") and its subsidiaries (collectively, the "Company") are mainly engaged in the sale of consumer electronics, major appliances, household furniture, telephones and computers, through a chain of 813 stores in Mexico and 66 stores in Guatemala, Peru and Honduras. The Company operates three store formats: Elektra, Salinas y Rocha and Bodega de Remates.

Additionally, the Company offers, through its banking subsidiary, a series of financial products and services, the most important of which are granting of personal and consumer loans, receiving deposits and savings and investment accounts, as well as money transfer services from the United States to Mexico and within Mexico.

At December 31, 2003, the Company's main subsidiaries and affiliates are the following:

                                                                                     Percentage of
             Company                                  Activity                      participation (%)
             -------                                  --------                      -----------------
Elektra del Milenio, S. A. de C. V.    Sale of household furniture, electronics,
(Elektra)                              telephones and computers                           99.9
Banco Azteca, S. A. Institucion de
Banca Multiple (BAZ)                   Banking and credit services                        99.9
Salinas y Rocha, S. A. de C. V.        Sale of household furniture, electronics,
(SyR)                                  telephones and computers                           99.9
Inmuebles Ardoma, S. A. de C. V.       Lease of buildings to related parties
and subsidiaries (Ardoma)                                                                 99.9
Comunicaciones Avanzadas, S. A.        Parent of Azteca Holdings, S. A. de C. V.
de C. V. (CASA)                        (See Note 8)                                       35.8

BAZ

In April 2002, Grupo Elektra received approval from the Ministry of Finance and Public Credit (MFPC) to incorporate BAZ, which began operations in the last quarter of 2002 and, which, at December 31, 2003, had established branches in the 813 Elektra and Salinas y Rocha stores in Mexico, in eight separate branches and in 96 third-party locations.

Prior to the outset of operations of BAZ, Elektrafin Comercial, S. A. de C. V. (Elektrafin), a wholly owned subsidiary, granted financing to the Company's customers to acquire merchandise at the Elektra and Salinas y Rocha stores. In December 2003, Elektrafin was merged into Elektra.

Following is the condensed unconsolidated financial position of BAZ at December 31, 2002 and 2003, and the results of its operations for the years then ended, filed with the Mexican Banking and Securities Commission (the Commission):

                               FINANCIAL POSITION

                                                        December 31,
                                                ---------------------------

                                                    2002           2003
                                                ------------   ------------
Assets

Cash and marketable securities                  Ps   905,444   Ps 3,739,010
Loan portfolio - Net                               1,045,530      5,036,606
Furniture and equipment - Net                                       472,852
Other assets                                          91,489        646,949
                                                ------------   ------------

                                                Ps 2,042,463   Ps 9,895,417
                                                ============   ============

Liabilities and stockholders' equity

Deposits                                        Ps 1,332,544   Ps 8,789,146
Other liabilities                                    483,087        418,871
Stockholders' equity                                 226,832        687,400
                                                ------------   ------------

                                                Ps 2,042,463   Ps 9,895,417
                                                ============   ============

                              STATEMENTS OF INCOME

                                                  Year ended December 31,
                                                ----------------------------

                                                    2002            2003
                                                ------------   -------------

Total (expenses) income from operations         Ps   (50,025)  Ps  2,400,215
Promotion and administrative expenses                (49,876)     (2,182,284)
                                                ------------   -------------

Operating (loss) income                              (99,901)        217,931

Taxes and equity in the results of affiliates         35,297         (69,742)
                                                ------------   -------------

Net (loss) income                               Ps   (64,604)  Ps    148,189
                                                ============   =============

Seguros Azteca, S. A. de C. V. (Seguros Azteca)

On July 18, 2003, the Company acquired in the amount of US$2.8 million (Ps32,017) all the outstanding shares of CIGNA Seguros, S. A., which was renamed Seguros Azteca. Seguros Azteca will offer life, accident and health insurance to the Company's customers. This transaction did not includ the acquisition of any of CIGNA Seguros, S. A.'s insurance portfolios or liabilities. The Company received the approval from the MFPC to operate Seguros Azteca in October 2003. At December 31, 2003 Seguros Azteca had not yet started operations.

Afore Azteca, S. A. de C. V. (Afore Azteca)

In March 2003, the Company received from the National Commission of Retirement Savings System, approval to operate a Retirement Fund Administrator named Afore Azteca, which began operations in July 2003. At December 31, 2003, the assets and liabilities of Afore Azteca were not significant.

Acquisition of Mericolor, S. A. de C. V. (Mericolor)

On July 10, 2001, the Company acquired all the outstanding shares of Mericolor for Ps58,205 (US$5.4 million). Mericolor operated 35 La Curacao stores located in Mexico, which were converted into Elektra and Salinas y Rocha stores. No unaudited pro forma information presenting the combined results of operations of the Company and Mericolor as if the acquisition of Mericolor had occurred on January 1, 2001 is included due to the immateriality of the acquisition.

Discontinued operations

In 2002, the Company discontinued certain operations from its commercial segment as follows:

a.    In April 2002, the Company sold its equity interest in Elektra Dominicana,
      S. A. for the amount of Ps75,936 (US$7.5 million), resulting in a Ps27,580 loss, included in the statement of income as discontinued operations. Income and expenses of Elektra Dominicana, S. A. were as follows:

                                              Year ended December 31,
                                            --------------------------

                                                2001           2002
                                            -----------    -----------
      Results of discontinued operations:

      Net sales                             Ps  135,363    Ps   14,490
      Costs and expenses                       (185,084)       (32,486)
      Depreciation and amortization             (27,016)        (5,997)
      Other expenses - Net                       (1,621)          (227)
      Costs of store closings                                  (13,906)
                                            -----------    -----------

      Loss from discontinued operations     Ps  (78,358)   Ps  (38,126)
                                            ===========    ===========

b. In the third quarter of 2002, the Company discontinued the operation of The One and Hecali stores, engaged in the sale of clothing and shoes. 53 of said stores were converted to the Elektra format, 13 to SyR format and 31 to Bodega de Remates. Income and expenses of The One and Hecali were as follows:

                                             Year ended December 31,
                                            -------------------------

                                                2001          2002
                                            -----------   -----------
      Results of discontinued operations:

      Net sales                             Ps  678,893   Ps  324,069
      Costs and expenses                       (690,251)     (421,549)
      Depreciation and amortization             (70,288)      (38,864)
      Other income - Net                         20,946        17,154
      Costs of store closings                                 (94,174)
                                            -----------   -----------

      Loss from discontinued operations     Ps  (60,700)  Ps (213,364)
                                            ===========   ===========

c. In addition, beginning on the third quarter of 2002, the Company gradually discontinued its operations in El Salvador, completing the process in December 2002. Income and expenses of the Company's operations in El Salvador were as follows:

                                               Year ended December 31,
                                              -------------------------

                                                  2001          2002
                                              -----------   -----------
      Results of discontinued operations:

      Net sales                               Ps   60,588   Ps   40,108
      Costs and expenses                          (80,855)      (91,261)
      Depreciation and amortization               (13,349)      (21,274)
      Other income (expenses) - Net                 1,086        (1,280)
                                              -----------   -----------

      Loss from discontinued operations       Ps  (32,530)  Ps  (73,707)
                                              ===========   ===========

For comparative purposes, the revenues, costs and expenses of the subsidiaries located in the Dominican Republic and El Salvador, as well as those of The One and Hecali, are shown in the consolidated statements of income, as discontinued operations.

                                                    Year ended December 31,
                                                   -------------------------

                                                       2001          2002
                                                   -----------   -----------
Consolidated results of discontinued operations:

Net sales                                          Ps  874,844   Ps  378,667
Costs and expenses                                    (956,190)     (545,296)
Depreciation and amortization                         (110,653)      (66,135)
Other income - Net                                      20,411        15,647
Costs of store closings                                             (108,080)
                                                   -----------   -----------

Loss from discontinued operations                  Ps (171,588)  Ps (325,197)
                                                   ===========   ===========

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Mexico ("Mexican GAAP") as promulgated by the Mexican Institute of Public Accountants ("MIPA"). A reconciliation from Mexican GAAP to generally accepted accounting principles in the United States of America ("U.S. GAAP") is included in Note 19 to the consolidated financial statements.

Following is a summary of the most significant accounting policies, including the concepts, methods and criteria related to recognition of the effects of inflation on the financial statements:

a. Recognition of the effects of inflation

The consolidated financial statements have been restated to recognize the effects of inflation and are expressed in Mexican pesos of constant purchasing power as of December 31, 2003, in accordance with the following policies:

o     Inventory and cost of sales are restated by the replacement-cost method.

o Property, furniture, equipment, investment in stores, goodwill and the components of stockholders' equity are restated by applying factors derived from the National Consumer Price Index (NCPI).

o The gain on net monetary position represents the effects of inflation, as measured by the NCPI, on the monthly net monetary liabilities and assets during the year, restated to Mexican pesos of purchasing power as of the end of the most recent period.

o The loss from holding nonmonetary assets represents the amount by which nonmonetary assets have increased less than the inflation rate measured in terms of the NCPI, and is included in stockholders' equity under the caption "loss from holding nonmonetary assets".

o The NCPI used to recognize the effects of inflation on the financial statements was 97.354, 102.904 and 106.996 as of December 31, 2001, 2002
      and 2003, respectively.

b. Principles of consolidation

The consolidated financial statements include the accounts of Grupo Elektra and all of its majority-owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

In 2002, due to the recent incorporation of its banking subsidiary, the investment in Banco Azteca was recorded by the equity method. In 2003, Grupo Elektra began to consolidate the results of Banco Azteca and Afore Azteca and, consequently, the consolidated financial statements of 2002 were reclassified for comparative purposes.

c. Marketable securities and term deposits

Marketable securities are highly liquid investments with original maturities of less than three months.

Investments in securities are classified in accordance with their intended use as trading securities, available-for-sale securities and held to maturity securities. The classification is determined in accordance with the intention of the Company's management at the time the securities are acquired.

Trading securities are initially recorded at their acquisition cost, plus yields generated, calculated in accordance with the straight-line method. As of the balance sheet date, trading securities are stated at their net realizable value, based on their estimated market value, determined based on processed price vectors, published by an authorized pricing expert authorized by the Commission. Unrealized gains and losses are recognized in income.

d. Loan portfolio

Loans are reported at their outstanding principal balances net of any unearned income.

Non-performing loans are those loans on which the accrual of interest is discontinued. Generally, loans are considered non-performing when payments are past due as follows:

Loans with a single payment on principal
   and interest at their due date.............................30 days
Loans with a single payment and period
   payments on interest.......................................90 days
Loans with installments on the principal and interest.........90 days
Revolving loans...............................................60 days or two monthly billing
                                                              periods

e. Allowance for loan losses

BAZ applies the methodology issued by the Commission and the MFPC to determine the allowance for loan losses for each type of credit. This methodology consists basically of stratifying the structure of the loan portfolio, in accordance with the delinquency in payments and, applying a percentage to determine the related allowance.

The Company has recorded additional reserves, based on Elektrafin's historical experience that represents the Company's best estimate of losses derived from loans granted to its customers. The computation of these additional reserves was realized following the methodology utilized by Elektrafin before BAZ began operations, which consisted of increasing the allowance by an amount equal to five percent applied to the cash price of the merchandise sold, plus the mark-up, less the down payment, if any.

f. Inventories and cost of sales

Inventories and cost of sales are originally determined by the average cost method and are restated as mentioned in Note 2a. Amounts of inventories so determined do not exceed current market value. (See Note 6).

g. Property, furniture, equipment and investment in stores

Property, furniture and equipment are expressed at acquisition cost and are restated as explained in Note 2a. Investment in stores represents major improvements necessary for the opening of stores, and is restated as mentioned in Note 2a. At December 31, 2002 and 2003, the Company owned 103 and 134 stores, and leased 782 and 745 stores, respectively.

Depreciation is calculated by the straight-line method, based on the estimated useful lives and the values of the Company's fixed assets. Amortization of investment in stores is calculated by the straight-line method over periods not exceeding five years. (See Note 7).

h. Investments in shares

The investment in CASA is accounted for by the equity method. The equity in the results of CASA is shown net of the amortization of the related goodwill, in the consolidated statements of income. The amortization of CASA goodwill amounted to Ps64,265 in each of the years ended December 31, 2001, 2002, and 2003.

Other investments in non-marketable equity securities, in which the Company's interest is less than 10%, are originally stated at cost, and restated as mentioned in Note 2a. The Company periodically reviews the carrying value of these investments, which are written down upon evidence of impairment.

i. Goodwill and negative goodwill

The excess of cost over the book value of the shares of subsidiaries and equity investees acquired (goodwill) and negative goodwill are amortized over twenty and five years, respectively, and are restated as mentioned in Note 2a.

The related negative goodwill amortization for the years ended December 31, 2001, 2002 and 2003 amounted to Ps38,046, Ps26,834 and Ps5,515, respectively, and is included in the depreciation and amortization expense.

j. Deposits

Liabilities for this item are composed of demand deposits and term deposits, which are represented by savings and investment accounts and promissory notes with interest payable upon maturity. These liabilities are recorded at the cost of deposit or placement plus accrued interest determined by the number of days elapsed at each month-end, which are further charged to income of the year as accrued.

k. Income tax, asset tax and employees' statutory profit sharing

Income taxes are recorded based on the comprehensive assets and liabilities method for all temporary differences arising between the carrying values for financial reporting and tax values of assets and liabilities at the date of the financial statements. Valuation allowances are provided if based upon the weighted of available evidence it is more likely than not that some or all the deferred taxes will not be realizable.

Deferred employees' statutory profit sharing (ESPS) is determined considering the non-recurring temporary differences between the book profit and the taxable base determined under de Income Tax Law for ESPS purposes.

l. Labor obligations

Seniority premiums, to which employees are entitled upon termination of employment after 15 years of service, as well as benefits from the noncontributory retirement plans established by the Company's subsidiaries for their employees, are recognized as expenses of the years in which the services are rendered, based on actuarial studies.

Plan benefits are primarily based on employees' years of service, which the Company estimates to be an average of 25 years, and on remuneration at retirement. At December 31, 2002 and 2003, the respective liability amounted to Ps58,611 and Ps59,904, respectively, and is included in other long-term liabilities.

For the years ended December 31, 2001, 2002 and 2003 the net cost for the period charged to income amounted to Ps8,333, Ps11,624 and Ps16,605, respectively.

Other severance compensation, to which employees may be entitled in the event of dismissal or death, in accordance with the Mexican Federal Labor Law, is charged to income in the year in which it becomes payable.

m. Impairment of long-lived assets

The Company periodically evaluates the carrying value of its long-lived assets and intangible assets, including goodwill, whenever events or changes in circumstances indicate that expected discounted future cash flows of its two cash-generating units (commercial and credit) may not be sufficient to support the carrying amounts of the assets. If the book value of the assets is higher than the discounted cash flows, an impairment is recognized. This procedure is in accordance with Statement C-15 "Impairment of Long-lived Assets and their Disposal", issued by the Mexican Institute of Public Accountants in March 2003. At December 31, 2003, no event has been identified that would indicate an impairment of the value of material long-lived assets recorded in the accompanying consolidated financial statements.

n. Transactions in foreign currencies and translation of foreign operations

Transactions in foreign currencies are recorded at the rates of exchange prevailing on the dates on which they are entered into. Assets and liabilities denominated in these currencies are stated at the Mexican peso equivalents resulting from applying year-end rates. Exchange differences arising from fluctuations in the exchange rates between the dates on which transactions are entered into and those on which they are settled, or the balance sheet dates, are charged or credited to income. (See Note 4).

The assets and liabilities (monetary and nonmonetary), as well as the income and expenses, of the subsidiaries in Guatemala, Peru and Honduras are restated by applying inflation factors of these countries and subsequently translated at the exchange rate in effect on the balance sheet date. Differences arising from translation of the subsidiaries' financial statements as of December 31, 2001, 2002 and 2003 amounted to (Ps17,743), Ps22,393 and Ps41,991, respectively, and were recorded as part of stockholders' equity.

o. Earnings per share

Earnings per share are computed, by dividing the consolidated net income by the weighted average number of shares outstanding in 2001 (245,526,550), 2002 (238,280,860) and 2003 (239,378,021). Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then share in the earnings of Grupo Elektra. The effect of stock options granted to the Company's employees on earnings per share did not have a material effect on the calculation of diluted earnings per share.

p. Derivative financial instruments

Effective on January 1, 2001, the Company adopted the guidelines of amended Statement C-2 "Financial Instruments" ("Statement C-2") . Statement C-2 states that instruments used for hedging purposes, be recorded in the balance sheet and valued using the same valuation criteria used to value the hedged asset or liability. Furthermore, Statement C-2 requires for instruments not designated as a hedge, the recognition of asset or liability derived from the acquisition cost and fair value of these instruments. Subsequent fair value adjustments are reflected in the statement of income. (See Note 11).

Derivative financial instruments are used by the Company primarily to manage its: i) foreign exchange rate risk and ii) interest rate risk. Realized and unrealized gains and losses are recognized in income of the period and are included in comprehensive financing cost. For the years ended December 31, 2001, 2002 and 2003, these operations generated losses (income) of Ps56,163, (Ps20,809) and Ps21,976, respectively. Realized gains and losses on options and interest-rate swaps designated as a hedge are recognized in income of the period and are included in comprehensive financing cost. At the end of the period, these financial instruments are valued with the same valuation criteria applied to the assets and liabilities being hedged.

The asset or liability balance of the purchase of interest rate futures at the end of the year are shown netted in the balance sheet, together with the primary position, whose risk is being hedged, that is, within the caption of deposits on the line of demand deposits.

The Company has entered into transactions involving instruments indexed to Grupo Elektra's stock. Unrealized gains and losses are recognized in the balance sheet as either assets or liabilities. Any resulting gain or loss is recorded in paid-in capital because these transactions are carried out with Grupo Elektra's own shares. Accrued interest expense on the transactions, as well as dividends pertaining to these shares, are recorded in income. For the years ended December 31, 2001, 2002 and 2003, the Company (charged) or credited to equity (Ps72,435), (Ps111,322) and Ps309,679, respectively.

Counterparties to derivative transactions are normally major financial institutions, which also participate in the Company's bank credit facilities. Credit loss from counterparty non-performance is not anticipated.

q. Comprehensive income

Comprehensive income includes the net income of the year plus any items that have been recorded directly in stockholders' equity, and are not capital contributions, reductions or disbursements. (See Note 14d.).

r. Revenue recognition

The Company recognizes revenue on product sales upon delivery to, and acceptance by the Company's customers or when the risk of ownership has passed to the customers.

Interest is recognized as income when accrued on a straight line basis. However, recognition of interest is suspended at the time when loans are reclassified as past due portfolio. With respect to uncollected interest corresponding to non-performing loans, a provision is created for an amount equivalent to the total unearned accrued ordinary interest at the time the loan is reclassified to the non-performing loans portfolio. Accrued interest (in arrears) during the period in which the loan is classified as non-performing loan (penalty interest) is not recognized as income until said interest is actually collected.

Revenues from money transfer services represent the commissions paid by Western Union to Elektra arising from money transfers collected in Elektra and SyR stores plus a share of foreign exchange gain, as well as commissions paid by Elektra's customers for money transfers within Mexico. Both types of commissions are recorded as services are provided.

Revenues from extended warranty services are recorded as deferred income on the date the corresponding warranty certificates are sold, and are credited to income using the straight-line method over the terms of the extended warranties (from two to five years).

s. Presentation of revenues and costs

To allow for better matching of revenues with the costs needed to produce them, revenues include income resulting from the sale of merchandise, accrued interest and penalty interest, less the monetary loss on the loan portfolio. In the same manner, costs include the cost of merchandise sold, the allowance for loan losses and interest paid on demand deposits, less the monetary gain on financing of the loan portfolio.

Other interest income or expenses are recorded in the comprehensive financing cost.

Following is an analysis of revenues and costs:

                                                         Year ended December 31,
                                              ---------------------------------------------

                                                   2001            2002            2003
                                              -------------   -------------   -------------
Revenues:

Sales of merchandise                          Ps 12,105,669   Ps 12,975,572   Ps 15,193,193
Accrued mark-up                                   3,198,172       3,339,611       3,658,077
Penalty interest                                    366,366         360,900         872,848
Revenues from money transfer services (*)           545,941         540,740         706,447
Accrued income from extended warranties             227,920         270,106         191,276
Loss on monetary position from the loan
   portfolio                                       (164,666)       (218,908)        (26,550)
                                              -------------   -------------   -------------

                                              Ps 16,279,402   Ps 17,268,021   Ps 20,595,291
                                              =============   =============   =============

Cost:

Cost of merchandise sold                      Ps  8,359,482   Ps  9,151,833   Ps 10,750,201
Allowance for loan losses                           650,908         652,741         460,466
Interest expense on loans                           326,001         269,603         301,074
Other provisions                                     67,883          90,767         105,957
Interest on money transfer funding                   11,621           7,020           7,468
Gain on monetary position on loan portfolio        (107,034)       (142,400)        (26,735)
                                              -------------   -------------   -------------

                                              Ps  9,308,861   Ps 10,029,564   Ps 11,598,431
                                              =============   =============   =============

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

t. Description of leasing arrangements

The Company conducts a major part of its operations from leased facilities, which include 752 stores, six warehouses and the building housing the Company's headquarters. These facilities are under operating leases that expire over the next ten years. Most of the operating leases are renewable for periods of three to five years.

Some of the rental payments on store facilities are based on a minimum rental or a percentage of the store's sales (contingent rentals).

In most cases, management expects leases to be renewed or replaced by other properties.

u. Use of estimates

The preparation of the financial statements in conformity with Mexican GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements. Actual results could differ from those estimates.

v. Reclassifications

Certain prior period amounts have been reclassified in order to conform to the current presentation.

w. Recent accounting pronouncements

In December 2002, the MIPA issued Statement C-15, "Impairment in the Value of Long-Lived Assets and their Disposal" ("Statement C-15"), which is effective as of January 1, 2004. Statement C-15 establishes guidance for the identification of certain events that represent evidence of a potential impairment in long-lived assets, tangible and intangible. Additionally, it provides guidance for the estimation and recognition of losses for impairment and their reversal and establishes the requirements of presentation and disclosure of impairment losses and discontinued operations. As mentioned in Note 2m., the adoption of Statement C-15 did not have an impact on the Company's results of operation and financial position.

In April 2003, the MIPA issued Statement C-12, "Financial Instruments with Characteristics of Liabilities, Equity or Both" ("Statement C-12"), which is effective as of January 1, 2004. Statement C-12 establishes standards to classify and measure certain financial instruments with characteristics of both, liabilities and equity, as well as the disclosure requirements. The Company's management believes that the adoption of Statement C-12 will not have a significant impact on the Company's results of operation and financial position.

In April 2004, the MIPA issued Statement C-10, "Derivative financial instruments and hedge operations," which is effective on January 1, 2005, but early adoption is encouraged. Statement C-10 establishes, among other things, the characteristics of derivative financial instruments, the definition and classification of accounting models for hedge operations, the conditions to consider an instrument as having hedging purposes, and the recognition, valuation and disclosure guidelines for derivative financial instruments. The Company's management is currently evaluating the effective date for the adoption of this standard and its effect on the results of operation and financial position.

NOTE 3 - MARKETABLE SECURITIES, SHORT TERM INVESTMENTS AND TERM DEPOSITS:

At December 31, 2002 and 2003, trading securities were as follows:

                 2002                                     2003
              ----------   -------------------------------------------------------------------

                Market                      Cost of                 Unrealized       Market
Instruments     value      Securities     acquisition   Interest    gain (loss)      value
-----------   ----------   -----------   ------------   ---------   -----------   ------------
Cetes                        5,018,469   Ps    50,000                             Ps    50,000
BPAS                         2,200,271        216,491   Ps    489     Ps   888         217,868
BREMS         Ps 311,490     1,922,052        191,897                       87         191,984
BPAT              20,830    15,500,000      1,510,262       4,873        6,523       1,521,658
BOND 182                     6,200,000        610,506      13,199         (820)        622,885
Bank Note                  509,052,557        500,000                      538         500,538
              ----------   -----------   ------------   ---------     --------    ------------

Total         Ps 332,320   539,893,349   Ps 3,079,156   Ps 18,561     Ps 7,216    Ps 3,104,933
              ==========   ===========   ============   =========     ========    ============

Cetes, BPAS, BREMS, BPAT, and BOND 182 are securities issued by the Mexican Government. Interest rates fluctuate between 5.61% and 6.21% with maximum 90-day holding terms.

Short-term investments include commercial papers and investments in mutual funds with a market value of Ps108,736 and Ps346,227 as of December 31, 2002 and 2003, respectively, and investments in shares of related parties traded in the Mexican Stock Exchange amounting to Ps130,282 and Ps225,783 as of December 31, 2002 and 2003, respectively.

Additionally, the Company maintains term deposits payable on demand for an amount of Ps2,275,259 and Ps2,463,541 as of December 31, 2002 and 2003, respectively, in major financial institutions in Mexico and the United States.

NOTE 4 - FOREIGN CURRENCY POSITION:

The following information is expressed in thousands of U.S. dollars (US$), since this is the currency in which most of the Company's foreign currency transactions are carried out.

The Company had the following foreign currency monetary assets and liabilities:

                                   (Thousands of U.S. dollars)
                                        December 31, 2002
                            ------------------------------------------

                                            Guatemala,
                                            Peru and
                               Mexico      Honduras (*)      Total
                            ------------   ------------   ------------

Assets                      US$   78,352    US$  31,547   US$  109,899
Liabilities                     (494,873)       (13,936)      (508,809)
                            ------------    -----------   ------------

Net (short) long position   US$ (416,521)   US$  17,611   US$ (398,910)
                            ============    ===========   ============

                                         December 31, 2003
                            ------------------------------------------

                                            Guatemala,
                                            Peru and
                               Mexico      Honduras (*)      Total
                            ------------   ------------   ------------

Assets                      US$  261,961    US$  34,755   US$  296,716
Liabilities                     (296,169)       (21,961)      (318,130)
                            ------------    -----------   ------------

Net (short) long position   US$  (34,208)   US$  12,794   US$  (21,414)
                            ============    ===========   ============

(*) Denominated in various currencies, which were translated to U.S. dollars at the exchange rates in effect on December 31, 2002 and 2003.

At December 31, 2003, the exchange rate was Ps11.23 to the U.S. dollar (Ps10.39 at December 31, 2002). At March 19, 2004, date of issuance of the consolidated financial statements, the exchange rate was Ps11.01 to the U.S. dollar. At December 31, 2002, the Company had entered into certain derivative financial instruments to hedge the Company's exposure to foreign exchange risk. (See Note
11).

Below is a summary of the principal foreign currency transactions carried out by the Company in 2001, 2002 and 2003:

                                                 Year ended December 31,
                                        ---------------------------------------

                                           2001           2002          2003
                                        -----------   -----------   -----------

Revenues from money transfer services   US$  39,392   US$  32,005   US$  37,618
Sale of merchandise in Guatemala,
   Peru and Honduras                        108,532        78,839        99,335
Imported merchandise                        (83,882)      (61,778)      (59,478)
Interest expense                            (52,233)      (53,440)      (39,210)
Fees                                         (6,014)       (3,080)       (3,460)
Other                                       (24,532)      (22,702)      (26,772)
                                        -----------   -----------   -----------

Net                                     US$ (18,737)  US$ (30,156)  US$   8,033
                                        ===========   ===========   ===========

NOTE 5 - LOAN PORTFOLIO AND SECURITIZATION OF RECEIVABLES:

Loan portfolio balances were as follows:

                                                            December 31,
                                                     ---------------------------

                                                         2002           2003
                                                     ------------   ------------
Consumer loans                                       Ps 3,789,736   Ps 5,576,503
Personal loans                                             15,774        543,961
Other loans                                                               10,052
                                                     ------------   ------------

                                                        3,805,510      6,130,516
Less:
Past due portfolio written-off in the year               (564,795)      (286,884)
Allowance for loan losses                                (238,434)      (412,016)
                                                     ------------   ------------

Consolidated net loan portfolio                      Ps 3,002,281   Ps 5,431,616
                                                     ============   ============

Net loan portfolio of Guatemala, Peru and Honduras   Ps   240,382   Ps   345,243
                                                     ============   ============

Net loan portfolio of Mexico                         Ps 2,761,899   Ps 5,086,373
                                                     ============   ============

The movement of the allowance for loan losses is as follows:

                                     Year ended December 31,
                             ---------------------------------------

                                 2001          2002          2003
                             -----------   -----------   -----------

Initial balance              Ps  150,441   Ps  136,524   Ps  238,434
Provisions                       650,908       652,741       460,466
Provisions included in
   discontinued operations        68,699        13,964
Write-offs                      (733,524)     (564,795)     (286,884)
                             -----------   -----------   -----------

Final balance                Ps  136,524   Ps  238,434   Ps  412,016
                             ===========   ===========   ===========

Securitization of receivables

Elektrafin established a revolving securitization program to securitize its receivables through the transfer of a portion of its receivable collection rights to a trust fund in exchange for cash.

At December 31, 2002, the following issues were outstanding:

                                         Amount of
        Date of         Maturity         the issue
        issuance          date       at nominal value
      -------------   ------------   ----------------

      March 2001      March 2004        Ps 650,000
      July 2001       June 2005            550,000
      February 2002   January 2006         750,000
      June 2002       May 2006             500,000

In March 2003, Elektrafin settled in advance its portfolio securitization program, and deposited in the trust fund the amount of the outstanding issues, including a commission for advance payment of Ps38,202 that was recorded as other in comprehensive financing cost.

NOTE 6 - INVENTORIES:

                                         December 31,
                                 ---------------------------

                                     2002           2003
                                 ------------   ------------

Electronics                      Ps 1,324,282   Ps 1,295,982
Household appliances                  633,378        699,014
Computers                             255,640        380,121
Furniture and minor appliances        362,475        279,032
Telephones                            313,754        431,953
Other                                  45,487         46,558
                                 ------------   ------------

                                    2,935,016      3,132,660
Advances to suppliers                 161,558
                                 ------------   ------------

                                 Ps 3,096,574   Ps 3,132,660
                                 ============   ============

NOTE 7 - PROPERTY, FURNITURE, EQUIPMENT AND INVESTMENT IN STORES:

                                                                   Average annual
                                           December 31,             depreciation
                                  -----------------------------   and amortization
                                       2002             2003          rate (%)
                                  -------------    ------------   ----------------
Buildings                         Ps  2,368,039   Ps  2,105,484          3
Computer equipment                    1,665,250       1,526,059         30
Communication equipment                 429,334         432,918         10
Transportation equipment                391,770         505,163         23
Furniture and fixtures                  752,305         707,007         14
Machinery and equipment                 419,570         377,905         10
                                  -------------   -------------

                                      6,026,268       5,654,536
Less - Accumulated depreciation      (4,048,799)     (3,604,613)
                                  -------------   -------------

                                      1,977,469       2,049,923
Land                                    994,617         959,486
                                  -------------   -------------

                                      2,972,086       3,009,409
Investment in stores - Net              729,024         957,435         20
                                  -------------   -------------

                                  Ps  3,701,110   Ps  3,966,844
                                  =============   =============

NOTE 8 - INVESTMENT IN SHARES:

                                        December 31,
                                  -----------------------

                                     2002         2003
                                  ----------   ----------

CASA                              Ps 839,218   Ps 586,144
Grupo Empresarial Elektra,
   S. A. de C. V.                     44,659       44,659
Other                                111,457      211,052
                                  ----------   ----------

                                  Ps 995,334   Ps 841,855
                                  ==========   ==========

CASA

On March 26, 1996, Grupo Elektra purchased 35.8% of the capital stock of CASA, through the capitalization of accounts receivable amounting to US$45.4 million and a cash payment amounting to US$62.2 million. CASA is a holding company, which owns 90% of the equity of Azteca Holdings, S. A. de C. V. (Azteca Holdings), which in turn owns 54.9% of the equity of TV Azteca, S. A. de C. V. (TV Azteca) and 54.3% of the equity of Grupo Cotsa, S. A. de C. V. Grupo Elektra has the right to exchange all or a portion of its shares of CASA at any time prior to March 26, 2006, for the 226.4 million Ordinary Participation Certificates (CPOs) of TV Azteca held by Azteca Holdings. This exchange right allows Grupo Elektra to acquire up to approximately 7.6% of the capital stock of TV Azteca. Through the Company's indirect investment in TV Azteca, Grupo Elektra indirectly owns 9.1% of Todito.com., S. A. de C. V. (Todito) and 9.1% of Operadora Unefon, S. A. de C. V. (Unefon). (See Notes 9, 17 and 18).

In July 2000, the Company's Board of Directors' Committee on Related Party Transactions approved an agreement granting CASA or its assignee, a call option to acquire the Company's 35.8% interest in CASA, or a portion thereof (not less than 50%), at any time prior to October 13, 2001 for a total cash payment of approximately US$316.4 million. In connection with the requirements of section
4.14 of the Indenture governing the issuance of the US$275 million 12% Senior Notes due 2008 mentioned in Note 10, Grupo Elektra obtained a written opinion from a recognized United States investment banking firm certifying that the financial terms of the option were fair from a financial point of view to Grupo Elektra.

Due to the fact that CASA and its assignee did not exercise the option, the Company received US$15.8 million (Ps159,235), which was recorded in 2001 as other in comprehensive financing cost.

Included below is the condensed consolidated financial information of CASA and its subsidiaries:

                                      December 31,
                             -----------------------------

                                  2002            2003
                             -------------   -------------

Current assets               Ps  7,190,139   Ps  9,376,094
Non - current assets            16,391,442      13,762,087
                             -------------   -------------

                             Ps 23,581,581   Ps 23,138,181
                             =============   =============

Current liabilities          Ps  3,594,163   Ps  4,064,007
Long - term liabilities         15,168,101      15,515,308
                             -------------   -------------

                                18,762,264      19,579,315
                             -------------   -------------

Majority stockholders            2,341,569       1,637,274
Minority stockholders            2,477,748       1,921,592
                             -------------   -------------

Total stockholders' equity       4,819,317       3,558,866
                             -------------   -------------

                             Ps 23,581,581   Ps 23,138,181
                             =============   =============

                              Year ended December 31,
                    ------------------------------------------

                        2001           2002           2003
                    ------------   ------------   ------------

Net revenue         Ps 6,370,691   Ps 7,011,187   Ps 7,322,768
Operating income       1,847,591      2,896,256      2,975,307
Net income (loss)      1,400,264        567,513       (282,718)

NOTE 9 - ACCOUNTS RECEIVABLE AND SIGNIFICANT TRANSACTIONS WITH RELATED PARTIES:

                                                             December 31,
                                                       -----------------------

                                                          2002         2003
                                                       ----------   ----------

Unefon and subsidiaries - Net                          Ps  43,214   Ps  90,756
Iusacell, S. A. de C. V. and subsidiaries (Iusacell)                    94,720
Azteca Holdings and subsidiaries                           21,947       10,289
Other                                                      67,156       72,717
                                                       ----------   ----------

                                                       Ps 132,317   Ps 268,482
                                                       ==========   ==========

The main transactions conducted with related parties are as follows:

Television advertising agreements entered into with Azteca Holdings and subsidiaries

In March 1996, Elektra signed an agreement with TV Azteca, whereby Grupo Elektra (or any other company in which Grupo Elektra has an investment) is entitled to receive for each of the following ten years, a minimum of 300 advertising spots per week (with a duration of 20 seconds each), equivalent to 5,200 minutes per year of advertising in time not sold by TV Azteca, in return for a minimum annual payment of US$1.5 million. For the years ended December 31, 2001, 2002 and 2003, the Company recorded advertising expenses pertaining to this agreement in the amount of Ps18,840, Ps14,571 and Ps17,159, respectively.

On February 17, 2000, Elektra and TV Azteca signed an advertising agreement, whereby TV Azteca is to air Elektra commercials, the sales price of which is determined based on the "rating" points assigned per schedule air time. For the years ended December 31, 2001, 2002 and 2003, Elektra acquired advertising time under this agreement in the amount of Ps58,378, Ps64,801 and Ps83,387, respectively.

Transactions conducted with Unefon

a. At the August 31, 2000 Grupo Elektra Related Parties Committee Meeting, the parties agreed to enter into two agreements with Unefon for a ten-year term mandatory period for both parties, commencing on January 1, 2000, to promote and distribute Unefon services in the network of Grupo Elektra stores distributed throughout Mexico. For providing these services, Elektra and SyR are entitled to receive:

      i. A 20% discount or a minimum of Ps150 for each piece of electronic equipment purchased from Unefon (this amount is restated annually applying factors derived from the NCPI).

      ii. A payment equivalent to 5.8% on all air time sold at Elektra and SyR stores for use in the Unefon network through prepaid cards.

      iii. A payment equivalent to 5.8% of net income from interconnection related to the service denominated "el que llama paga" ("caller pays") of subscribers activated at Elektra and SyR stores.

      iv. An annual lease payment of US$3,000 corresponding to space at Elektra and SyR stores to install Unefon transmission towers, antennas and equipment.

      For the years ended December 31, 2001, 2002 and 2003, Elektra and SyR income from the above-mentioned items amounted to Ps34,146, Ps71,125 and Ps36,221, respectively.

b. During 2003, the Grupo Elektra Related Parties Committee authorized two loans to be granted to Unefon for working capital amounting to Ps85,000 and Ps139,000 on October 13 and November 7, respectively. The term of these loans was under sixty days, during which, the loans incurred interest at the rate of 20% on the balance in dollars. Unefon settled these loans in November 2003, and interest earned amounted to Ps2,792, included in the comprehensive financing cost.

c. In the years ended December 31, 2003 and 2002, sales of equipment and other electronic appliances by the Company to Unefon amounted to Ps354,944 and Ps182,687, respectively.

d. On October 19, 2000, TV Azteca granted, on a pro rata basis to certain of its shareholders, including Azteca Holdings rights to acquire all of the shares of Unefon owned by TV Azteca. The rights to acquire the Unefon shares were subject to certain conditions, some of which were not finally satisfied.

      Of the 601,042,247 Series "A" shares of Unefon that Azteca Holdings may acquire pursuant to the rights, 511,743,120 shares were subject to a right to purchase granted in favor of Ricardo B. Salinas Pliego and Elisa Salinas Gomez, Mr. Salinas Pliego's aunt. However, in order to exercise these purchase rights, Mr. Salinas Pliego must first have acquired the CASA shares or all the outstanding capital stock of Grupo Elektra, or Grupo Elektra must have exercised its right to exchange all of the shares of CASA for 226.4 million CPOs of TV Azteca (See Note 8). If the aforementioned conditions were not satisfied, then Grupo Elektra would have the right, in lieu of Mr. Salinas Pliego and Mrs. Salinas Gomez, to exercise up to 34% of Azteca Holdings rights to acquire Unefon shares. If Grupo Elektra exercise the purchase right and acquire the Unefon shares, such shares, together with any cash proceeds or securities received upon the sale of such shares or acquired with such cash proceeds, would be pledged as collateral to guarantee the Senior Notes issued by Azteca Holdings amounting to US$255 million that mature in 2005. The rights were not exercised by Grupo Elektra on the exercise date (December 11, 2003) and TV Azteca retained ownership of the shares underlying the rights. This right did not have any effect on the Company's financial position or results of operations.

Agreements signed with Iusacell

On June 13, Movil Access, S. A. de C. V. (related party) reached and agreement with Verizon Communications, Inc. (Verizon) and Vodafone Group Plc. (Vodafone) to acquire through a public tender offer the outstanding shares of Iusacell owned by Verizon and Vodafone. The offer expired on July 28, 2003, and Movil Access acquired 74.63% of the outstanding shares of Iusacell as well as its management control.

After the acquisition, Grupo Elektra and Iusacell entered into the following agreements:

a. On August 5, 2003, Elektra, SyR and Iusacell signed an agreement, whereby Elektra and SyR are to provide Iusacell with space at their stores to set up a point of sale and promotion of its telephone services, as well as promotional advertising. For the aforementioned services, Elektra and SyR are to receive US$2.5 million, to be paid in four equal payments on October 30, 2003, November 28, 2003, December 31, 2003 and April 30, 2004. The term of this agreement is from August 5, 2003 to August 4, 2004.

b. On August 5, 2003, Elektra, SyR and Iusacell signed an agreement, whereby Elektra and SyR are to provide support for the promotion, through advertising campaigns, of the services offered by Iusacell at their stores. For these services, Elektra and SyR are to receive US$5 million, to be paid in four equal payments on October 30, 2003, November 28, 2003, December 31, 2003, and April 30, 2004. The term of this agreement is from August 5, 2003 to December 31, 2004.

c. On August 2, 2003, Elektra and Iusacell signed a sales commission contract for a ten-year term, whereby Iusacell designated Elektra as commission agent to promote and commercialize Iusacell services and sell the products at its chain of stores distributed throughout Mexico. Elektra is to use the "Trademarks" solely and exclusively to promote, commercialize and sell Iusacell services. On the other hand, Iusacell is to pay Elektra a commission on the sale of its products.

d. On October 1, 2003, Grupo Elektra and Iusacell signed a master agreement for an indefinite term, whereby Iusacell grants Elektra the right to operate and manage its "Immediate Solution Centers" (CSI), consisting of a chain of 103 stores through which Iusacell formerly commercialized its cellular phone services throughout Mexico. At these stores, Elektra will offer to the public, aside from Iusacell products and services, a number of own and third-party products.

      In accordance with this agreement, Elektra is to collect from the clients on behalf of Iusacell: advance rent payments per telephone, guarantee and bond deposits, adjustments in the cost of equipment, etc., and to deposit in a Iusacell account the amounts received at the CSIs for these items on a weekly basis, less the commission to which Elektra is entitled for managing the business.

      On the other hand, Elektra is to pay Iusacell, when applicable, compensation for the following items: royalties for managing and operating the CSIs, use of trademarks, use of computer systems, personnel training and rent of fixed assets.

      Upon termination of the term of this agreement, Iusacell will transfer to Elektra the rights under the lease agreements to the buildings that house the CSIs business, or sublease said buildings to Elektra. Elektra began to make rent payments corresponding to the CSIs in October 2003.

      The Company's income and expenses derived from the aforementioned agreements amounted to Ps100,104 and Ps33,778, respectively, in 2003.

e. On August 1, 2003 Grupo Elektra and Iusacell signed a current account agreement for indefinite term to control and record the transfer of funds originated by the corporate commercial relationship, financing administration and services activities between the two companies, for approximately Ps80,000. Iusacell signed and delivered a promissory note payable to Elektra for US$7 million to guarantee the compliance of its obligations under this agreement.

f. In 2003, sales of equipment and other electronic appliances by the Company to Iusacell amounted to Ps527,238.

Agreements signed with Biper (also known as Movil@ccess)

The Company currently owns through its subsidiary Importaciones Electronicas Ribesa, 9.2% of the outstanding shares of Biper, a Mexican company that provides wireless e-mail and traditional messaging services. Elektra's commercial relationship with Biper is governed by the following agreements:

On March 31, 1996, Elektra and Biper entered into an Agency Agreement pursuant to which Elektra acts as Biper's agent to promote Biper's paging and message delivery services, sign-up Biper's subscribers, and carry out collection. In exchange, Elektra is entitled to 2.5% of every payment received by Elektra from Biper's customers, plus an additional 5% whenever Elektra carries out collection services. The Agency Agreement was entered into for an undetermined duration and may be terminated by either party upon at least 30 days notice.

On March 15, 1997, Elektra and Biper entered into an Exclusive Distribution Agreement. In exchange for an exclusivity commitment by Elektra, Biper makes Elektra its first channel of distribution for new products or services. The Exclusive Distribution Agreement was entered into for a 10-year term.

The recorded revenues under these agreements were immaterial for the years ended December 31, 2001, 2002 and 2003.

The Company also sells certain goods to Biper and Radiocel including electronic devices, computers and communication equipment. Revenues from sales to Biper and Radiocel for the years ended December 31, 2001, 2002 and 2003 amounted to Ps6.1 million, Ps2.5 million and Ps1.4 million, respectively.

Transactions conducted with Todito.com ("Todito")

On May 9, 2000, the Company entered into an agreement with Todito for a five-year term, pursuant to which Elektra and Salinas rented space in their stores to Todito, in which Todito may install Internet kiosks and may offer its services through its www.todito.com Internet portal. Also, as part of the alliance, Todito granted the Company options to acquire up to 3% of Todito's capital stock over an eighteen-month period. At the date of the consolidated financial statements, the Company has not exercised those options. In addition, our stores may provide Todito with space on all their web pages (www.elektra.com.mx, www.salinasyrocha.com.mx ) to place a fixed icon with the Todito logo, and, in return, Todito provides the stores with space on its website to place a fixed icon, which works as a link to the stores' web pages. The stores also grant the right to Todito to sell, on an exclusive basis, its banner and button inventory appearing on their web pages.

For the years ended December 31, 2001, 2002 and 2003, revenues from this agreement amounted to Ps0.2 million, Ps2.2 million and Ps3.9 million, respectively.

NOTE 10 - SHORT-TERM AND LONG-TERM DEBT:

                                                             December 31,
                                                     ---------------------------

                                                         2002           2003
                                                     ------------   ------------

12.0% Senior Notes of US$275 million due in 2008     Ps 2,972,299   Ps 3,088,250
US$130 million Syndicated Loan                          1,405,087
Certificados Bursatiles (Commercial Paper Program)                       600,000
Euro Commercial Paper                                     562,035
Other                                                     429,022         28,740
Interest payable                                          104,499         99,714
                                                     ------------   ------------

                                                        5,472,942      3,816,704
Less current portion of long-term debt                  1,622,464        728,454
                                                     ------------   ------------

Long - term debt                                     Ps 3,850,478   Ps 3,088,250
                                                     ============   ============

12.0% Senior Notes of US$275 million due in 2008

On March 22, 2000, Grupo Elektra completed a private placement of US$275 million in Senior Notes due in 2008, resulting in net proceeds of US$268 million. The Senior Notes were subsequently publicly registered in the United States of America. Interest on the Notes is payable semi-annually on April 1 and October 1, commencing on October 1, 2000. In the years ended December 31, 2001, 2002 and 2003, the related interest expense amounted to Ps355,627, Ps351,226 and Ps376,325, respectively.

The Indenture governing the Senior Notes imposes significant operating and financial restrictions on the Company. Such restrictions affect, and in many respects limit or prohibit, among other things, the Company's ability to pay dividends, incur indebtedness, create liens, enter into transactions with affiliates and consummate certain asset sales. The Notes are guaranteed by all of the Grupo Elektra subsidiaries, except for BAZ, Afore Azteca and Seguros Azteca. (See Note 17).

Issuance of Certificados Bursatiles (CEBURES)

Grupo Elektra has a CEBURES program, which provides for unsecured short-term borrowings up to an aggregate of Ps1,000,000. At December 31, 2003, Grupo Elektra had drawn down Ps600,000, which mature in April 2004, and are subject to interest at the Interbank Interest Compensation Rate (IICR), plus 190 basis points payable monthly. The related interest expense amounted to Ps30,061 for the year ended December 31, 2003.

Syndicated loan for US$130 million

On July 25, 2001, Grupo Elektra entered into a five-year US$130 million credit agreement with a syndicate of financial institutions. Grupo Elektra prepaid this loan in January and February 2003. In the years ended December 31, 2001, 2002 and 2003, the related interest expense amounted to Ps36,981, Ps69,659 and Ps8,303, respectively. For the years ended December 31, 2001 and 2002 the average interest rates were 6.88% and 4.65%.

Euro Commercial Paper Program

Grupo Elektra and Elektra entered into a Euro Commercial Paper Program, which provides for unsecured short-term borrowings up to an aggregate of US$150 million or its equivalent in alternative currencies. The Euro Commercial Paper Program is unconditionally and irrevocably guaranteed by Grupo Elektra, Elektra, SyR and Ardoma. At December 31, 2002, the Company had drawn down US$52 million, which were repaid in 2003 and the applicable interest rate was 7.99%. In the years ended December 31, 2001, 2002 and 2003, the related interest expense amounted to Ps31,438, Ps51,537 and Ps17,135, respectively.

NOTE 11 - DERIVATIVE FINANCIAL INSTRUMENTS:

a. Transactions with derivative financial instruments indexed to the Company's own stock

The Company has entered into certain derivative operations under which it swapped the future appreciation of its shares for floating interest payments. At December 31, 2002 and 2003, the related liability (asset) for these transactions amounted to (Ps144,211) and Ps213,268, respectively.

b. Derivative financial instruments on exchange rates

The Company has entered into short-term forward currency exchange contracts to minimize the risk in changes in the exchange rate that could affect loan payments in U.S. dollars. At December 31, 2002, the Company had hedged principal and interest payments amounting to US$52 million due within the following twelve months, and the related asset amounted to Ps31,803. These contracts expired when the related hedge debt was repaid.

In the years ended December 31, 2001, 2002 and 2003, the premiums paid for option currency exchange contracts amounted to Ps10,314, Ps100,655 and Ps31,684, respectively, and are included in the statement of income as other in comprehensive financing cost.

c. Interest rate swaps, options and future contracts

In order to reduce the risk of the Company's exposure to volatility of interest rates in the market the Company entered into interest rate future contracts (28 day IICR).

At December 31, 2003, the Company has 14,000 outstanding interest rate future contracts in the Mexican Derivatives Market (Mex-Der), as follows:

                                  Contract value
                                  --------------
                                                       Net book
               Purchase               Market           balance
          -------------------   ------------------     --------
          (flows deliverable)   (flows receivable)

             Ps 1,393,157          Ps 1,393,227         Ps  70
             ============          ============         ======

Interest rates agreed upon in entering into the futures contracts referred to above range from 5.70% to 6.61%.

At December 31, 2001, 2002 and 2003, the results of these transactions amounted to a (loss) gain of (Ps65,348), (Ps58,088) and Ps47, respectively, and are included in the comprehensive financing cost.

At December 31, 2002, the liability for these transactions amounted to Ps4,587.

NOTE 12 - DEPOSITS:

The balance of this caption is summarized as follows:

Interest bearing deposits

                                                              December 31,
                                                       -------------------------

                                                          2002          2003
                                                       ----------   ------------
Demand deposits:

Azteca investment                                                   Ps 5,159,160
Guardadito savings                                     Ps 816,549      3,102,868
Other                                                      39,251          5,590
                                                       ----------   ------------

                                                          855,800      8,267,618
Interest payable                                              238         11,289
                                                       ----------   ------------

                                                       Ps 856,038   Ps 8,278,907
                                                       ==========   ============

Term deposits:

Promissory notes with interest payable upon maturity   Ps  40,936
                                                       ==========

Total                                                  Ps 896,974   Ps 8,278,907
                                                       ==========   ============

Guardadito savings consists of a savings account that is opened with a minimum balance of Ps50; in the event a customer balance falls below that amount, BAZ collects a monthly commission of Ps11.50. Guardadito savings accrues annual interest from 0.5% to 1.5%.

Azteca investment is a savings product launched by BAZ in February 2003, that consists in an investment on demand that is rewarded with better interest rates depending on its terms; it can be opened with Ps5,000. Azteca investment accrues annual interest from 4% to 6%.

Promissory notes with interest payable upon maturity accrue interest at the rates and terms established by the Company at the time the deposit or renewal is received.

NOTE 13 - OPERATING AND FINANCIAL LEASES:

Following is a schedule of future minimum rental payments required under operating leases that have initial or remaining noncancellable lease terms in excess of one year as of December 31, 2003:

Year ended December 31:

           2004                               Ps   364,868
           2005                                    316,264
           2006                                    276,279
           2007                                    222,626
           2008 and thereafter                     354,590
                                              ------------

           Total minimum payments required    Ps 1,534,627
                                              ============

The following schedule shows the composition of total rental expense for all operating leases:

                            Year ended December 31,
                     ------------------------------------

                        2001         2002         2003
                     ----------   ----------   ----------

Minimum rentals      Ps 345,225   Ps 300,406   Ps 247,233
Contingent rentals       23,914       54,037       54,699
                     ----------   ----------   ----------

                     Ps 369,139   Ps 354,443   Ps 301,932
                     ==========   ==========   ==========

The Company has acquired computer equipment under capital lease contracts that have the following maturities:

Year

2004                                Ps 27,100
2005                                    2,426
                                    ---------

Total liability                        29,526
Less amount representing interest       1,748
                                    ---------

Net liability                          27,778
Less current portion                   25,679
                                    ---------

Long - term portion                 Ps  2,099
                                    =========

NOTE 14 - STOCKHOLDERS' EQUITY:

a. Capital structure

At December 31, 2003, the capital stock is represented by 239,621,756 shares as follows:

 Number of
   shares                     Description                    Amount
------------   ----------------------------------------    -----------

288,630,604    Authorized stock                            Ps  665,236
(43,521,908)   Treasury shares                                (100,309)
 (5,486,940)   Repurchased shares                              (12,646)
-----------                                                -----------

239,621,756    Capital stock subscribed and paid-in            552,281(*)
===========

               Effect of restatement                           129,204
                                                           -----------

               Capital stock expressed in Mexican pesos
               of December 31, 2003 purchasing power       Ps  681,485
                                                           ===========

(*)   Expressed in thousands of nominal pesos

In the event dividends are paid from retained earnings not previously taxed, a 33% tax will be paid on the amount exceeding the balance of the After Tax Earnings Account (CUFIN) multiplied by a factor of 1.4925. The applicable tax is payable by Grupo Elektra, and may be credited against income tax owed by the Company in the following three years. Capital stock reductions in excess of the sum of the balances of the capital contributions, after tax earnings and reinvested after tax earnings accounts, inflation-indexed in accordance with the procedures established by the Income Tax Law, are accorded the same tax treatment as dividends. At December 31, 2003, the balances of the CUFIN and capital contributions accounts, determined in accordance with the current tax provisions, were Ps43,995 and Ps1,128,339, respectively.

b. Stock option plans

In February 1994, Grupo Elektra established a Stock Option Plan (the Plan) for key employees, under which, certain employees can acquire Grupo Elektra shares at a price of Ps12.50, Ps16.25 and Ps20.0 (nominal) per share. Options granted can be exercised in equal portions over a five-year period, if the Company achieves annual established performance goals, mainly related to net income increase. If the annual established performance goals are not achieved, the vesting of the options may be postponed to the next year; however, not beyond February 28, 2024. At December 31, 2003, 14,829,337 shares had been assigned, of which 9,557,758 had been exercised:

Stock options under the plan       Number of shares
--------------------------------   ----------------

Outstanding at December 31, 2000       5,075,366
Exercised                             (1,618,893)
                                      ----------

Outstanding at December 31, 2001       3,456,473
Granted                                2,237,100
Exercised                               (361,000)
                                      ----------

Outstanding at December 31, 2002       5,332,573
Exercised                                (60,994)
                                      ----------

Outstanding at December 31, 2003       5,271,579
                                      ==========

Exercisable at December 31, 2003       4,812,453
                                      ==========

The following table shows a summary of stock options outstanding and exercisable at December 31, 2003:

                                        Number of
                          Options      exercisable
      Exercise price    outstanding      options
      --------------    -----------    -----------

          12.50          4,988,507       4,687,054
          16.25            164,829          78,154
          20.00            118,243          47,245
                        ----------     -----------

                         5,271,579       4,812,453
                        ==========     ===========

c. Restricted earnings of CASA

At December 31, 2003, retained earnings include Ps343,729 corresponding to retained earnings of CASA. In order for Grupo Elektra to pay a dividend from profits derived from CASA earnings, said earnings must be previously declared as dividends by CASA.

In accordance with the approval to organize and operate BAZ, issued by the MFPC, BAZ will not be able to declare dividends during the first three fiscal periods from the year of incorporation.

d. Comprehensive income (loss)

Comprehensive income (loss) is analyzed as follows (See Note 2q.):

                                                           Year ended December 31,
                                                ------------------------------------------

                                                    2001            2002          2003
                                                ------------    -----------   ------------
Income of majority stockholders                 Ps 1,249,272    Ps   83,049   Ps 1,142,407
Effect of translation of foreign subsidiaries        (17,743)        22,393         41,991
Effects of minority interest                         (13,095)       (73,050)       (21,795)
Loss from holding nonmonetary assets                (458,521)      (410,160)      (586,937)
                                                ------------    -----------   ------------

Comprehensive income (loss) of the year         Ps   759,913    Ps (377,768)  Ps   575,666
                                                ============    ===========   ============

NOTE 15- INCOME TAX, ASSET TAX AND EMPLOYEES' STATUTORY PROFIT SHARING:

This caption is as follows:

                                             Year ended December 31,
                                       ------------------------------------

                                          2001         2002         2003
                                       ----------   ----------   ----------

Current income tax                     Ps 303,211   Ps 154,323   Ps 322,244
Deferred income tax                       286,672      438,509      180,606
Employees' statutory profit sharing         4,446        5,060        3,663
                                       ----------   ----------   ----------

                                       Ps 594,329   Ps 597,892   Ps 506,513
                                       ==========   ==========   ==========

For the years ended December 31, 2001, 2002 and 2003, the differences between taxable and financial reporting income are mainly due to the effect of the deduction of inventory purchases for tax purposes, offset by the non-allowable deduction of the cost of sales, the difference between the effect of the inflationary component determined for book and tax purposes, installment sales revenues for tax purposes and nondeductible expenses.

In accordance with the Income Tax Law amendments in effect as from January 1, 2002, the corporate income tax rate is being gradually reduced by 1% per annum beginning in the year 2003 until it reaches 32% in 2005. Consequently, this gradual decrease in the income tax rate will reduce the related income tax liability.

At December 31, 2003, the Company had tax loss carryforwards, expiring as shown below:

                 Year of
               expiration     Amount
               ----------   ----------

                  2007      Ps 152,885
                  2008          85,833
                            ----------

                            Ps 238,718
                            ==========

The tax loss carryforwards are restated by applying factors derived from the NCPI, until they are amortized. Grupo Elektra prepares a consolidated income tax return, including all of its subsidiaries. Additionally, the Company's subsidiaries file individual income tax returns. The Mexican Income Tax Law limits the tax consolidation to 60% of the parent's equity interest.

At December 31, 2003, the Company had Ps144,983 of recoverable asset tax, for which a refund can be requested if income tax determined in any of the following ten years exceeds asset tax for those years. Recoverable asset tax expires as follows:

                 Year of
               expiration     Amount
               ----------   ----------

                  2007      Ps  37,785
                  2008          23,617
                  2009          83,581
                            ----------

                            Ps 144,983
                            ==========

Significant items comprising the Company's net deferred tax assets and liabilities at December 31, 2002 and 2003, as follows:

                                                                   December 31,
                                                          -----------------------------

                                                              2002            2003
                                                          -------------   -------------
Deferred income tax liabilities:

Inventories                                               Ps   (972,649)  Ps (1,030,696)
Property, furniture, equipment and investment in stores         (94,911)        (83,509)
Prepaid expenses                                               (150,303)        (99,161)
Installment sales                                              (707,433)         (2,455)
Other                                                              (107)        (10,932)
                                                          -------------   -------------

                                                             (1,925,403)     (1,226,753)
                                                          -------------   -------------

Deferred income tax assets:

Tax loss carryforwards                                          635,073          81,166
Asset tax carryforwards                                         487,018         144,983
Allowance for loan losses                                       104,557         114,743
Other                                                            25,884          32,384
                                                          -------------   -------------

                                                              1,252,532         373,276
                                                          -------------   -------------

Net deferred income tax liabilities                       Ps   (672,871)  Ps   (853,477)
                                                          =============   =============

NOTE 16 - SEGMENT INFORMATION:

Following is a summary of the financial information per business segment at December 31, 2001, 2002 and 2003:

                                  Commercial       Credit      International        Other      Consolidated
                                -------------   ------------   -------------   -------------   -------------
As of and for the year ended
   December 31, 2001

Total revenues                  Ps 12,226,138   Ps 3,197,245   Ps    856,019                   Ps 16,279,402
Depreciation and amortization         148,240         23,252          76,629   Ps    418,680         666,801
Operating income (loss)             1,648,900      1,825,820         (11,646)     (1,228,865)      2,234,209
Total assets                        4,300,964      3,468,823         927,588       8,182,065      16,879,440

As of and for the year ended
   December 31, 2002

Total revenues                  Ps 13,116,119   Ps 3,197,245   Ps    856,019                   Ps 17,268,021
Depreciation and amortization         207,207         23,964          52,188   Ps    519,130         802,489
Operating income (loss)             1,720,681      1,919,948           5,004      (1,391,044)      2,254,589
Total assets                        3,626,460      3,277,405         599,306       8,182,065      17,222,778

As of and for the year ended
   December 31, 2003

Total revenues                  Ps 15,193,650   Ps 4,285,187   Ps  1,116,454                   Ps 20,595,291
Depreciation and amortization         285,028        304,248          37,199   Ps    374,756       1,001,231
Operating income (loss)             2,386,662      3,096,134         137,017      (3,170,969)      2,448,844
Total assets                        7,557,472      9,945,288         608,080       5,813,372      23,924,212

The Company reports segment sales and services and operating income in the same format reviewed by Company management. An operating segment is defined as a component of the Company that engages in business activities from which it may earn revenues and incur expenses, and concerning which separate financial information is regularly evaluated by the Company management in deciding how to allocate resources. The accounting policies of the segments are the same as those described in the summary of significant accounting policies.

Certain assets and expenses, such as property, furniture and equipment and other assets, corporate overhead, depreciation and intangible amortization, are not allocated to the segments and have been included in the Other column. The Company evaluates segment performance based upon income or loss before the aforementioned expenses.

The Commercial segment includes sales of a wide variety of brand name consumer electronics, major appliances and household furniture in Mexico, as well as Money Transfer Services from abroad, primarily the United States, to Mexico, and within Mexico; Extended Warranties and Photo Products and Processing Services.

The Credit segment mainly includes accrued interest and penalty interest earned by BAZ, plus the expenses incurred to finance and manage the Company's loan portfolio, including the allowance for loan losses and interest paid on demand deposits.

The International segment represents the Company's electronics, appliance and furniture retail operations in Guatemala, Honduras and Peru.

The Company's operating segment denominated "Other" includes corporate expenses and assets not easily identifiable with a particular segment.

NOTE 17 - SUBSEQUENT EVENTS:

a. On March 19, 2004, the Company securitized its rights on present and future commissions collected from the customers of "Dinero Express" related to money-transfer services within Mexico. For this purpose, a trust fund was set up, whose equity is represented by the collection rights on said commissions. The trust issued Ps2,600,000 in Certificados Bursatiles, to be amortized annually on an incremental basis beginning in April 2006, over an eight-year term. Those Certificados Bursatiles were acquired by investors through the Mexican Stock Exchange and generate interest at the IICR, plus 225 basis points, payable every 28 days.

      The net proceeds received by the Company will be used to prepay the 12% Senior Notes of US$275 million due in 2008, issued by Grupo Elektra. (See
      Note 10).

b. In February 2004, the Company, through its banking subsidiary, and Banco Inbursa, S. A. de C. V. granted a syndicated loan to Unefon amounting to Ps640,000. BAZ loaned Ps140,000 and Banco Inbursa, S. A. de C. V. Ps500,000. This loan is subject to an annual fixed interest rate of 11.35%, maturing in February 2006, and is secured with an escrow, whose rights are the revenues from interconnection "el que llama paga" (calling party pays) derived from Telefonos de Mexico's in-bound traffic.

NOTE 18 - CONTINGENCIES:

a. In the second semester of 2002, our affiliate Unefon became engaged in a legal dispute with Nortel (its principal infrastructure and technology provider) regarding a certain financing agreement between the two parties. This dispute arose when Unefon alleged Nortel's breach of its obligations under the finance agreement and a related procurement agreement and letter agreement. As a result, in August 2002, Unefon withheld a US$6 million interest payment due to Nortel and claimed to be relieved from its payment obligations under the finance agreement due to Nortel's breach.

      In August 2002, Nortel sent Unefon a notice alleging that the latter was in default under the finance agreement due to its non-payment of the interest payment due that month. Nortel also alleged that TV Azteca's proposed spin-off of its 46.5% stake in Unefon would be deemed to be a change in control under the terms of the finance agreement, which would also constitute a default thereunder unless Nortel consented to such action. Based on Unefon's non-payment of the August 2002 interest payment, Nortel notified Unefon in September 2002 that it was exercising its right to terminate in advance the finance agreement and the procurement agreement and therefore, was accelerating all amounts owed by Unefon under such agreements.

      In September 2002, Unefon filed a lawsuit against Nortel in the Supreme Court of the State of New York seeking damages and lost profits in the amount of US$900 million. Nortel filed an answer and counterclaim on September 2002 wherein Nortel asserted, among other things, that it had not breached the finance agreement and the related letter agreement and that the remedies sought by Unefon were not available to it under the finance agreement, the procurement agreement or applicable law. Nortel's counterclaim was based on Unefon's non-payment of the August 2002 interest payment and Nortel sought acceleration and immediate payment of all amounts allegedly due to Nortel under the finance agreement. The parties filed additional claims and counterclaims before the Supreme Court of the State of New York and the American Arbitration Association in New York City, in addition to, among other actions brought in Mexico, a petition by Nortel to a Mexican court to declare the bankruptcy (concurso mercantil) of Unefon.

      Due to the litigation between Unefon and Nortel, in September 2002 TV Azteca's Board of Directors resolved to postpone temporarily the distribution of the Unefon shares to TV Azteca's shareholders, a distribution previously approved by the Board, until the dispute was resolved. Simultaneously, TV Azteca suspended temporarily the course of its financial support program previously granted to Unefon.

      In February 2003, the Board of Directors of TV Azteca approved a six-year plan for cash utilization, consisting of cash distributions to the shareholders for more than US$500 million and a gradual reduction of approximately US$250 million of TV Azteca's debt during a six year period. Among the fundamental guidelines for the implementation of such plan, TV Azteca estimated that Unefon would no longer require additional funding from TV Azteca. On February 2003, PriceWaterhouseCoopers, auditor of Unefon's financial statements, indicated in its audit report of Unefon's 2002 financial statements that Unefon's litigation with Nortel generated substantial doubts as to the possibility of Unefon continuing as a going concern.

      On June 16, 2003, Unefon reached a settlement with Nortel pursuant to which Unefon and Nortel released each other from all obligations arising out of these agreements, and terminated all legal actions and proceedings of any kind between the parties or involving the parties and their counsel in the United States and Mexico. Unefon and Nortel also terminated the existing procurement agreement and entered into a new procurement agreement dated June 16, 2003. In connection with the payment made to Nortel, Unefon paid to Nortel a total cash amount of US$43 million, of which US$18.1 million was applied to accounts receivable due and US$24.9 was applied to reduce the total amount of debt owed by Unefon to Nortel, leaving an outstanding balance of US$325 million as of the settlement date.

      Codisco Investments LLC ("Codisco"), a company in which Ricardo B. Salinas Pliego, a majority shareholder and chairman of the Board of Directors of the TV Azteca (and one of our Controlling

      Shareholders and our Board Chairman and Executive President), and Moises Saba Masri, owner of 46.5% of Unefon's capital stock, each owned a 50% indirect beneficial interest, purchased debt owed by Unefon to Nortel. As of June 16, 2003, the face value of the debt was the amount of US$325 million. The acquisition price for such debt was US$107 million. On June 16, 2003, Nortel and Codisco entered into an assignment and assumption agreement, pursuant to which Codisco replaced Nortel as lender under the financing agreement, and the rights arising from a mortgage over all present and future assets of Unefon and certain stock pledges on stock issued by Unefon's subsidiaries granted in favor of Nortel were assigned to Codisco. The parties also entered into a restructuring agreement, also dated June 16, 2003, in which they stipulated that the Unefon debt to Nortel could not be sold by Codisco to a party unrelated to Unefon without Nortel's express consent.

      As a result of the settlement between Unefon and Nortel and the acquisition by Codisco of the Unefon's debt to Nortel, the following events occurred: (a) Unefon eliminated from its financial statements the legal contingencies arising from the litigation for acceleration and termination of the finance agreement and the alleged breach of the procurement agreement, as well as a bankruptcy (concurso mercantil) lawsuit initiated by Nortel against Unefon; (b) as of such date, the facts that caused PriceWaterhouseCoopers, Unefon's auditors, to have qualified Unefon's financial statements with a doubt as to the possibility to continue operating as a going concern, ceased to exist; (c) the payment made by Unefon to Nortel to reduce its debt was made in similar conditions to the payment made by Codisco to Nortel for the acquisition of the debt;
      (d) Unefon and Codisco agreed to restructure the finance agreement over a 10-year term, without amortization of principal during the entire term of the agreement at an annual interest rate of 12.9%; under such new arrangement, Unefon would pay the principal amount of such debt in 2013;
      (e) Unefon was able to reinitiate its business plan and obtain the financial viability which it did not have prior to such restructuring, thereby allowing Unefon to become financially independent from TV Azteca; and (f) Unefon and Nortel executed a new procurement agreement with favorable terms for Unefon.

      As a result of such transactions, the termination of the litigation, and the elimination of the possibility that Nortel could claim a change of control in Unefon due to TV Azteca's distribution to its shareholders of the shares owned by TV Azteca in Unefon, in December 2003 TV Azteca was able to continue the distribution process through the spin-off of its capital stock ownership in Unefon.

      In September 2003, and having the prior approval from its Board of Directors, Unefon executed a long term services agreement to provide spare capacity of 8.4 MHZ, out of the 30 Mhz. licensed to Unefon by the Ministry of Communication and Transport (Secretaria de Comuniaciones y Transportes), to Telcel, S.A. de C.V., an unrelated third party, and received a total consideration of approximately US$268 million in September and October of 2003, which was equivalent to the total present value of any amounts due during the term of such agreement. Unefon used such funds, as well as resources from operations and short term loans, to pay the debt to Codisco in advance and without any penalty, at a face value of US$325 million and, as a result, the mortgaged assets and the Unefon stock pledged to secure the debt were released. Consequently, Unefon substantially reduced its liabilities and released its collateralized assets.

      Internal Investigation. In the second half of 2003, a dispute arose between TV Azteca's former U.S. legal counsel and its management with regard to TV Azteca's public disclosures regarding the Unefon-Nortel-Codisco transactions. On December 12, 2003, TV Azteca's former U.S. legal counsel sent a letter to TV Azteca's Board of Directors notifying the board that it was withdrawing from representation of TV Azteca. That letter alleged potential violations by TV Azteca and its management of U.S. securities laws and regulations in connection with the disclosures relating to the Unefon-

      Nortel-Codisco transactions. In response, a special committee composed of independent directors of TV Azteca was formed to review the issues presented by that letter. At the request of the special committee, in January 2004, TV Azteca engaged an independent U.S. legal counsel selected by the special committee to assist in its investigation.

      In January 2004, TV Azteca issued a press release containing disclosures made by Unefon to the public stating that on June 16, 2003, Codisco, an entity wherein Ricardo Salinas and Moises Saba each indirectly held an indirect 50% equity interest, purchased for US$107 million Unefon's debt with Nortel, the face value of which as of such date was the amount of US$325 million; likewise, that in a subsequent and independent transaction, in September 2003, Unefon entered into a services agreement to provide capacity with an unrelated entity, by virtue of which it received US$268 million, which amount was used to service the Codisco debt together with other funds from operations and short term loans.

      SEC Investigation. In January 2004, the SEC initiated an investigation regarding the Unefon-Nortel-Codisco transactions and TV Azteca's public disclosures related thereto. The SEC has issued subpoenas to TV Azteca and certain individuals for the provision of documents and rendering of testimony in connection with this investigation. TV Azteca and certain individuals have produced documents to the SEC and four of TV Azteca's directors have testified. TV Azteca believes that it is cooperating fully with the SEC in its review of these matters.

      At this time, we cannot predict the outcome of the SEC's review or the nature of any fines or penalties, if any, that may that may imposed on Mr. Salinas, Mr. Padilla or Mr. Echarte in connection therewith.

      CNBV Information Requirements. The CNBV has requested that TV Azteca produce information and documentation in connection with the Unefon-Nortel-Codisco transactions and TV Azteca's related public disclosures. TV Azteca considers that it has satisfied such authority's information requirements and that it is cooperating fully with the CNBV in its review of such matters. At this time, we cannot predict the outcome of the CNBV's review or the nature of any fines or penalties, if any, that may be imposed on Mr. Salinas, Mr. Padilla or Mr. Echarte in connection therewith.

      Securities Class Action Litigation. TV Azteca has been named as a defendant in three related, putative class actions (the "Shareholder Actions"), filed in the United States District Court for the Southern District of New York, entitled Chrein v. TV Azteca, S.A. de C.V., et al., 04 Civ. 00627 (S.D.N.Y.); Milch v. TV Azteca, S.A. de C.V., et al., 04 Civ. 01271 (S.D.N.Y.); and Richardson v. TV Azteca, S.A. de C.V., et al., 04 Civ. 00546 (S.D.N.Y.). The Shareholder Actions were filed between January 23, 2004 and February 17, 2004. The plaintiffs in the Shareholder Actions filed these actions on behalf of all persons who purchased stock of TV Azteca between October 6, 2003 and January 7, 2004 (the "Class Period"). Plaintiffs challenge the accuracy of certain statements that TV Azteca made in certain public filings before the SEC. Each complaint also names as defendants Ricardo Salinas Pliego and Pedro Padilla Longoria, together with other individual defendants, including Moises Saba Masri (collectively with Mr. Salinas and Mr. Padilla, the "Individual Defendants"). The plaintiffs challenge the accuracy of certain statements that TV Azteca made in certain public filings before the SEC during the Class Period. Specifically, plaintiffs allege that defendants engaged in a fraudulent scheme in which they issued statements that failed to disclose the following: (a) Codisco was indirectly owned by defendants Salinas and Saba, each of whom owned a 50% indirect beneficial interest in Codisco;
      (b) that Codisco, on behalf of defendants Salinas and Saba purchased Unefon debt from Nortel at a steep discount, paying only US$107 million for debt with a face value of nearly US$325 million (as a result of which defendants Saba and Salinas profited by nearly US$218 million and denied participation in these profits to both TV Azteca and its minority shareholders); and (c) based on the foregoing, defendants' statements and opinions concerning the financial condition of TV Azteca, the value of TV Azteca's investment in Unefon, and the value which TV Azteca's minority shareholders would receive as a result of the spin-off of the TV Azteca's investment in Unefon were lacking in a reasonable basis at all times.

      In the Shareholder Actions, the plaintiffs' complaints assert claims against TV Azteca and the Individual Defendants for alleged violations of
      Section 10(b) of the Securities and Exchange Act of 1934 (the "Exchange Act") and Rule 10b-5 promulgated thereunder. In addition, each complaint asserts claims against the Individual Defendants for the alleged violation of Section 20(a) of the Exchange Act. The complaints seek to hold TV Azteca and the Individual Defendants jointly and severally liable for class damages and statutory compensation in an amount to be determined at trial, plus interest, costs and attorneys' fees. The Shareholder Actions have since been consolidated as "In re TV Azteca, S. A. de C.V. Securities Litigation," and the U.S. District Court has appointed both a lead plaintiff and a lead counsel. There has been no discovery in the consolidated action to date. The consolidated action is at a very early stage, and TV Azteca intends to defend against plaintiffs' claims.

      We cannot predict the outcome of the Shareholder Actions or the nature of any penalties, if any, that may be imposed on Mr. Salinas or Mr. Padilla in connection therewith.

b. As mentioned in Note 9, on August 5, 2003, Grupo Elektra and Iusacell signed an indefinite term current account contract, to control and record the transfer of funds between the two companies originated by the corporate, commercial relationship, financing, administration and services activities between the two companies, for approximately Ps80,000. Iusacell signed and delivered a note payable to Elektra for US$7 million to guarantee the compliance of its obligations under this agreement. Due to Iusacell's default of payment, Elektra initiated actions to collect such amounts. This proceeding is currently pending and the Company's management cannot assure what the final outcome would be.

NOTE 19 - RECONCILIATION BETWEEN MEXICAN GAAP AND U.S. GAAP:

The Company's consolidated financial statements are prepared in accordance with Mexican GAAP, which differs in certain significant respects from U.S. GAAP. The Mexican GAAP consolidated financial statements include the effects of inflation as provided for under Statement B-10, "Recognition of the Effects of Inflation on Financial Information". The application of this statement represents a comprehensive measure of the effects of price level changes in the Mexican economy, which for many years was hyperinflationary, and is considered to result in a more meaningful presentation than historical cost-based financial reporting for both Mexican and U.S. accounting purposes. Therefore, the following reconciliations to U.S. GAAP do not include the reversal of such inflationary effects.

The principal differences between Mexican GAAP and U.S. GAAP are summarized below with an explanation, where appropriate, of the effects on consolidated net income and stockholders' equity. The various reconciling items are presented net of any price level gain (loss):

a. Reconciliation of consolidated net income:

                                                                               Year ended December 31,
                                                                      -----------------------------------------
                                                          Sub note
                                                          reference       2001          2002           2003
                                                          ---------   ------------   -----------   ------------
Net income related to majority stockholders under
   Mexican GAAP                                                       Ps 1,249,272   Ps   83,049   Ps 1,142,407
Reversal amortization of goodwill relating to CASA
   acquisition                                                i             64,265        64,265         64,265
Difference in equity in earnings of CASA                      i           (247,471)      (65,649)       106,250
Additional amortization of negative goodwill from the
   Grupo SyR acquisition                                     ii            174,004
Reversal of depreciation of property, furniture and
   equipment acquired in the Grupo SyR acquisition           ii             65,674        65,674         65,674
Reversal of goodwill amortization relating to other
   subsidiaries acquisitions                                 iii            27,022        27,022         27,022
Cumulative effect of change in goodwill accounting
   principles:
   o   Write-off of negative goodwill                        ii                          465,277
   o   Write-off of goodwill                                 iv                         (363,791)
Reversal of amortization of goodwill written-off upon
   adoption of goodwill accounting principle                 iv                           35,830         35,830
Deferred income tax effects                                   v            (22,475)      (78,569)       (22,329)
Capitalized exchange losses and interest expense             vi              4,529         4,529          4,529
Stock options granted to employees                           vii              (160)      (14,034)       (36,350)
Net (loss) gain on instruments indexed to the Company's
   stock                                                    viii           (63,300)     (111,322)       309,679
Net (loss) gain on interest rate swaps and options          viii           (49,319)       49,319
Capitalized pre-operating expenses                           ix                         (179,633)       179,633
Effect on minority stockholders of U.S. GAAP
   adjustments                                                                 (90)          (90)           (90)
                                                                      ------------   -----------   ------------

Net income (loss) under U.S. GAAP                                     Ps 1,201,951   Ps  (18,123)  Ps 1,876,520
                                                                      ============   ===========   ============

Components of U.S. GAAP net income (loss):
Income before loss from discontinued operations,
   cumulative effect of change in goodwill accounting
   principles and minority interest                                   Ps 1,387,876   Ps  225,505   Ps 1,879,360
Loss from discontinued operations                                         (171,588)     (352,777)
Cumulative effect of change in accounting principle                                      101,486
Minority interest                                                          (14,337)        7,663         (2,840)
                                                                      ------------   -----------   ------------

Net income (loss) of majority stockholders                            Ps 1,201,951   Ps  (18,123)  Ps 1,876,520
                                                                      ============   ===========   ============

Basic and diluted earnings (loss) per share (in pesos):

Income from continuing operations                                     Ps      5.59   Ps     0.99   Ps      7.84
Loss from discontinued operations                                            (0.70)        (1.49)
Cumulative effect of change in accounting principle                                         0.43
                                                                      ------------   -----------   ------------

Net income (loss)                                                     Ps      4.89   Ps   (0.07)   Ps      7.84
                                                                      ============   ===========   ============

Basic weighted average number of common shares
   outstanding (in thousands)                                              245,527       238,281       239,378
                                                                      ============   ===========   ============

b. Reconciliation of consolidated stockholders' equity:

                                                                                December 31,
                                                                       -----------------------------
                                                           Sub note
                                                           reference       2002            2003
                                                           ---------   -------------   -------------
Majority stockholders' equity under Mexican GAAP                       Ps  5,460,265   Ps  6,063,750
Goodwill relating to CASA acquisition                          i            (859,628)       (795,363)
Participation in net equity of CASA                            i            (514,927)       (265,504)
Negative goodwill resulting from the recognition of
   deferred tax benefits acquired from Grupo SyR              ii          (1,053,796)     (1,053,796)
Reversal of depreciation of property, furniture and
   equipment acquired in the Grupo SyR acquisition            ii             246,277         311,951
Goodwill relating to other subsidiaries acquisitions          iii           (202,853)       (175,831)
Goodwill written-off as a result of adoption of goodwill
   accounting principle                                       iv            (327,961)       (292,131)
Deferred income tax effects                                    v             253,089         230,760
Capitalized exchange losses and interest expense              vi              (8,874)         (4,345)
Reversal of capitalized pre-operating expenses                ix            (179,633)
Deferred income                                              xxii           (980,949)       (821,483)
Effect on minority stockholders of U.S. GAAP
   adjustments                                                                30,108          30,018
                                                                       -------------   -------------

Stockholders' equity under U.S. GAAP                                   Ps  1,861,118   Ps  3,228,026
                                                                       =============   =============

An analysis of the changes in consolidated stockholders' equity under U.S. GAAP is shown below:

                                                                           2002             2003
                                                                       -------------   -------------
Balance at beginning of year                                           Ps  2,826,920   Ps  1,861,118
Net (loss) income                                                            (18,123)      1,876,520
Loss from holding nonmonetary assets                                        (467,252)       (443,764)
Repurchase and sale of Grupo Elektra shares                                 (354,294)         43,237
Payment of dividends                                                        (162,613)       (188,322)
Exercise of stock options                                                         53             896
Stock options granted to employees                                            14,034          36,350
Effect of translation of foreign subsidiaries                                 22,393          41,991
                                                                       -------------   -------------

Balance at end of year                                                 Ps  1,861,118   Ps  3,228,026
                                                                       =============   =============

c. Significant differences between U.S. GAAP and Mexican GAAP:

i. Acquisition of CASA

As mentioned in Note 8, the Company acquired a 35.8% interest in CASA in 1996. For U.S. GAAP purposes, this acquisition is considered to be of a company under common control and was accounted for at recorded amounts in a manner similar to a pooling of interest. Consequently no goodwill would be reflected under U.S. GAAP. For Mexican GAAP purposes, the acquisition has been accounted for as a purchase of shares generating goodwill of Ps1,285,287 amortized on a straight-line basis over 20 years.

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

ii. Acquisition of Grupo SyR

On April 8, 1999, Grupo Elektra acquired 94.3% of the capital stock of Grupo SyR and replaced the syndicate of banks as creditor on Grupo SyR's bank loans for an aggregate payment of US$77.7 million (approximately Ps1,062 million) plus transaction costs of Ps98 million. For U.S. GAAP purposes, Grupo Elektra recorded the transaction using the purchase method of accounting.

The total purchase cost of Ps1,160 million was initially allocated to the assets acquired (including tax loss carryforwards of Ps4,569,376 and recoverable asset tax of Ps397,446) and liabilities assumed based on their estimated fair values at the acquisition date, and to the recognition of the acquired deferred tax assets that became realizable as a result of the acquisition and planned reorganization of the Company. The initial purchase price allocation resulted in the generation of negative goodwill, a portion of which was allocated to reduce the noncurrent assets (other than the deferred tax assets and the assets sold to other third parties of certain department stores owned by Grupo SyR) to zero. The assets sold to third parties were recorded at their sale price. The remaining excess negative goodwill was being amortized over five years until December 31, 2001. The final purchase price allocation at the acquisition date is as follows:

Purchase price                          Ps  1,159,893
                                        =============

Allocated to:
Current assets                                742,650
Property, furniture and equipment             212,190
Deferred tax assets                         1,996,751
Negative goodwill                          (1,061,101)
                                        -------------

Total assets                                1,890,490

Liabilities                                  (730,597)
                                        -------------

Net assets acquired                     Ps  1,159,893
                                        =============

On January 1, 2002, the Company adopted Statement of Financial Accounting Standard ("SFAS") 141, "Business Combinations" ("SFAS 141"). Pursuant to SFAS 141, the Company wrote-off the remaining negative goodwill of Ps465,277, as a change in accounting principle.

The reconciliation to U.S. GAAP net income and stockholders' equity as of and for the year ended December 31, 2001, 2002 and 2003 include: 1) a net adjustment to reflect the differences in basis between Mexican and U.S. GAAP; 2) an adjustment to the negative goodwill amortization through 2002; and 3) an adjustment to reverse the Mexican GAAP depreciation expense recorded on the property, plant and equipment that were reduced to zero value for U.S. GAAP purposes.

iii. Acquisition of other subsidiaries

In 1991, the Company acquired various companies controlled by the principal stockholders, and under Mexican GAAP, recorded goodwill amounting to Ps540,460 for the excess of the amounts paid over the book value of the companies acquired. Under U.S. GAAP, these acquisitions would have been recorded as combinations of companies under common control and no goodwill would have been recorded.

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

As a result of the impairment test upon adoption, the Company determined that goodwill related to certain reporting units of its commercial segments were impaired. The Company performed goodwill impairment tests at the reporting unit level. The estimated fair values of the reporting units were computed principally based on upon the present value of future cash flows as of the date of adoption. The implied fair value of the goodwill was then compared to its book value resulting in an impairment charge of Ps363,791. In accordance with SFAS 142, the impairment charge was recorded as a cumulative effect of a change in accounting principle.

The change in the book value of goodwill, which was all related to commercial segment, for the year ended December 31, 2002 is as follows:

                                              Commercial
                                              -----------

Balance at January 1, 2002                    Ps  363,791
Impairment charge                                (363,791)
                                              -----------

Balance at December 31, 2002                  Ps       --
                                              ===========

The following table adjusts previously reported net income to exclude amortization expense recognized from goodwill as if SFAS 142 had taken effect in 2001:

                                              Year ended December 31,
                                              -----------------------

                                                       2001
                                                   ------------

Reported net income                                Ps 1,201,951
Goodwill amortization                                    35,830
                                                   ------------

Pro forma net income                               Ps 1,237,781
                                                   ============

Basic and diluted earnings per share:

Reported net income                                Ps      4.89
Goodwill amortization                                      0.15
                                                   ------------

Pro forma net income                               Ps      5.04
                                                   ============

Under U.S. GAAP in 2002 and 2003, the Company reversed Ps35,830 of goodwill amortization recognized under Mexican GAAP.

v. Deferred income taxes

As stated in Note 2k., for Mexican GAAP purposes, the Company applies Statement D-4, "Accounting Treatment of Income Tax, Asset Tax and Employees' Profit Sharing". Accounting for income taxes in accordance with this statement is similar to accounting for income taxes in accordance with U.S. GAAP SFAS 109 "Accounting for Income Taxes" ("SFAS 109").

The deferred tax expense or benefit is calculated as the difference between the deferred tax assets and liabilities at the end of the current period determined and the deferred tax assets and liabilities reported at the end of the prior period remeasured to units of current general purchasing power at the end of the current period.

The deferred tax adjustments required to reconcile stockholders' equity and net income under Mexican GAAP to U.S. GAAP as of and for the years ended December 31, 2001, 2002 and 2003, result primarily from the differences in basis for the property furniture and equipment acquired in connection with the acquisition of Grupo SyR.

The significant components of income tax expense under U.S. GAAP are as follows:

                                   Year ended December 31,
                            ------------------------------------
                               2001         2002         2003
                            ----------   ----------   ----------

Current                     Ps 303,211   Ps 154,323   Ps 322,244
Deferred                       309,147      517,078      202,935
                            ----------   ----------   ----------

                            Ps 612,358   Ps 671,401   Ps 525,179
                            ==========   ==========   ==========

The following items represent the principal differences between income tax computed under U.S. GAAP at the statutory tax rate and the Company's provision for income tax in each year:

                                    Year ended December 31,
                            ------------------------------------
                               2001         2002         2003
                            ----------   ----------   ----------

Statutory income tax rate      35%           35%         34%
Effects of inflation           (6%)          (3%)        (7%)
Non deductible expenses         2%           10%          2%
Other                           3%            6%         (8%)
                              ---           ---         ---

Effective income tax rate      34%           48%         21%
                              ===           ===         ===

The tax effects of significant items comprising the Company's net deferred tax and profit sharing assets and liabilities under U.S. GAAP are shown below:

                                               December 31,
                                      -----------------------------

                                          2002            2003
                                      -------------   -------------
Deferred income tax liabilities:

Inventories                           Ps   (972,649)  Ps (1,030,696)
Property, furniture, equipment and
   investment in stores                     158,182         147,251
Prepaid expenses                           (150,303)        (99,161)
Installment sales                          (707,433)         (2,455)
Other                                          (111)        (10,932)
                                      -------------   -------------

                                         (1,672,314)       (995,993)
                                      -------------   -------------

Deferred income tax assets:

Operating loss carryforwards                635,073         526,666
Asset tax carryforwards                     487,018         144,983
Allowance for loan losses                   104,557         114,743
Other                                        25,884          32,384
                                      -------------   -------------

                                          1,252,532         818,776
                                      -------------   -------------

Net deferred income tax liabilities
   under U.S. GAAP                    Ps   (419,782)  Ps   (177,217)
                                      =============   =============

During 2003, the Company acquired two companies with tax loss carryforwards. Under Mexican GAAP the Company did not recognized any deferred tax assets in relation to these acquisitions. Under U.S. GAAP, in accordance with EITF 98-11, "Accounting for Acquired Temporary Differences in Certain Purchase Transactions That are Not Accounted for as Business Combinations", the Company recognized a tax assets of Ps445,500 and a deferred credit of Ps362,832.

vi. Capitalized interest

The Company capitalized exchange losses and interest incurred from borrowings obtained for construction projects in years prior to 2000. For the years ended December 31, 2001, 2002 and 2003, the Company did not capitalize exchange losses or interest. Under U.S. GAAP exchange losses are not capitalized and interest is capitalized by applying the weighted average interest rate paid by the Company to the capitalized costs related to the construction projects.

Amount capitalized under Mexican GAAP:

Interest (net of monetary gain)              Ps   8,083
Exchange losses                                  51,111
                                             ----------

                                                 59,194

Amount capitalizable under U.S. GAAP            (13,911)
                                             ----------

Difference                                       45,283
Accumulated depreciation                        (40,940)
                                             ----------

Balance at December 31, 2003                 Ps   4,345
                                             ==========

The depreciation of this item amounted to Ps4,529 in each of the years ended December 31, 2001, 2002 and 2003.

vii. Employee stock option plan

The Company's stock option plan under U.S. GAAP would be considered a variable plan since the number of shares exercisable is contingent on the Company achieving its performance goals. Once the Company has determined the number of options to be exercisable in a particular year compensation expense is determined as the difference between the quoted market price and the option exercise price times the number of shares exercisable during the year. Compensation expense relating to the Employee Stock Option Plan determined under Accounting Principles Board Opinion No. 25 for the years ended December 31, 2001, 2002, and 2003 was Ps160, Ps14,034, and Ps36,350 , respectively.

Had compensation cost for the Company's Employee Stock Option Plan been determined based on the fair value at the grant dates for awards under those plans consistent with the method of SFAS 123 "Accounting for Stock-Based Compensation" ("SFAS 123"), the Company's compensation expense for the years ended December 31, 2001, 2002 and 2003 would have been Ps58,800, Ps71,905, and Ps231,038 respectively, and the net income per share would have been reduced or increased to the pro forma amounts as follows:

                                                          Year ended December 31,
                                                 ------------------------------------------

                                                     2001           2002           2003
                                                 ------------   ------------   ------------
Net income (loss) as reported                    Ps 1,201,951   Ps   (18,123)  Ps 1,876,520

Deduct: Total stock-base employee compensation
   expense determined under fair value based
   method, net of related tax effects                  58,800         71,905        231,038

Add: Total stock-base employee compensation
   expense determined under intrinsic value
   based method, net of related tax effects               160         14,034         36,350
                                                 ------------   ------------   ------------

Pro forma net income (loss)                      Ps 1,143,311   Ps   (75,994)  Ps 1,681,832
                                                 ============   ============   ============

Basic and diluted earnings (loss) per
   share as reported                             Ps      4.89   Ps     (0.07)  Ps      7.84
                                                 ============   ============   ============

Basic and diluted earnings (loss) per
   share proforma                                Ps      4.66   Ps     (0.32)  Ps      7.03
                                                 ============   ============   ============

The effect on net income and net income per share is not expected to be indicative of the effects in future years. The fair value of each option grant is estimated on the date of grant using the weighted average Black-Scholes option pricing model and simple binomial model with the assumptions presented below:

                                                          Year ended December 31,
                                                 ------------------------------------------

                                                     2001           2002           2003
                                                 ------------   ------------   ------------
Expected volatility                                 0.5107         0.4697         0.3309
Risk-free interest rate                               9.60%         8.075%        6.7191%
Expected life of options in years                     1.00           1.00           1.00
Expected dividend yield                                 15%            15%            15%

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

Instruments indexed to the Company's stock

Under U.S. GAAP, contracts that are indexed to a Company's stock that require settlement in cash are reflected in earnings. An asset or liability with a corresponding gain or loss would be recorded for the difference between the market price of Grupo Elektra stock and the contract price (as defined) as of December 31, 2001, 2002 and 2003.

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

Under U.S. GAAP, these derivative instruments do not qualify for hedge accounting. As a result, for the year ended December 31, 2001, the Company recognized the change in fair value of these derivative instruments as a charge to earnings of Ps49,319 with a corresponding credit to derivative financial instruments liability. In 2002, there is no reconciling difference between Mexican GAAP and U.S. GAAP because the effects of the transaction outstanding at December 31, 2002, had been recorded for U.S. GAAP purposes in 2001.

ix. Pre-operating expenses

Under Mexican GAAP, the Company capitalized expenses incurred in 2002 during the pre-operating stage of BAZ. Those expenses were subsequently applied to the results of 2003 and included under the caption depreciation and amortization expense. Under U.S. GAAP, pre-operating expenses amounting to Ps179,633 were expensed when incurred.

x. Revenue recognition

Under Mexican GAAP the mark-up on installment sales is deferred and amortized over the life of the installment sales contracts for all years, and is included as part of merchandise, services and other revenues since it is included in the sales price. Under Mexican GAAP any stated and penalty interest is also included in merchandise, services and other revenues.

Under U.S. GAAP, the installment sales mark-up earned along with stated and penalty interest would be classified as interest earned from consumer credit operations. During the years ended December 31, 2001, 2002 and 2003 the amount of installment sales mark-up earned for U.S. GAAP purposes was Ps3,198,172, Ps3,339,611 and Ps3,658,077, respectively.

Under Mexican GAAP, the loss on monetary position from accounts receivable is included in merchandise, services and other revenues since such accounts receivable relate to the installment sales contracts. Under U.S. GAAP, the loss on monetary position from accounts receivable would not be part of operating income, but would be classified as other financing expense. For the years ended December 31, 2001, 2002, and 2003, the loss on monetary position from accounts receivable was Ps164,666, Ps218,908 and Ps26,550, respectively.

xi. Consumer credit operations

The results of the Company's consumer credit operations, which are included in the consolidated results of operations, are as follows:

                                               Year ended December 31,
                                       ------------------------------------------

                                           2001           2002           2003
                                       ------------   ------------   ------------
Consumer credit income:

Mark-up from installment sales         Ps 3,198,172   Ps 3,339,611   Ps 3,658,077
Finance charges                             366,366        360,900        872,848
                                       ------------   ------------   ------------

                                          3,564,539      3,700,511      4,530,925
                                       ------------   ------------   ------------
Consumer credit expenses:

Interest                                    326,001        269,603        301,074
Payroll                                     260,988        470,040        808,233
Allowance for loan losses                   650,908        652,741        460,466
Other credit and collection expenses         94,954        172,284        103,598
                                       ------------   ------------   ------------

Total operating expenses                  1,332,851      1,564,668      1,673,371
                                       ------------   ------------   ------------

Earnings from consumer credit
   operations                          Ps 2,231,688   Ps 2,135,843   Ps 2,857,554
                                       ============   ============   ============

xii. Deferred income

As described in Note 2s., the Company received US$142 million in 1996 relating to the Company's revised contractual agreements with Western Union, which was deposited in an escrow fund and subsequently (at the direction of the Company) transferred to the Company via purchase, by the escrow account, of shares of various consolidated subsidiaries. Under Mexican GAAP, the escrow fund is treated as an independent, unconsolidated entity and the US$142 million relating to the shares purchased by the escrow fund is accounted for as minority interest (US$5.6 million) and the remainder (US$136.4 million) is treated as additional paid-in capital which are both components of consolidated stockholders' equity. The minority interest and additional paid-in capital are reduced annually by an aggregate of US$14.2 million with a corresponding credit to revenue, as escrowed amounts are released to the Company under terms of the escrow agreement. Income tax expense is recorded at the time of revenue recognition.

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

xiv. Cash and marketable securities

Under Mexican GAAP, temporary investments and marketable securities, expected to be held less than one year, are considered to be cash equivalents. Under U.S. GAAP, temporary investments and marketable securities with original maturities greater than 90 days are considered to be short-term investments and, accordingly, are shown separately from cash in the balance sheet and cash flow statement.

xv. Securitization of receivables

Under Mexican GAAP, the Company accounted for the 2001 and 2002 securitizations of receivables as sales of the receivables and derecognized from its balance sheets the receivables transferred under the programs against the proceeds received.

Under U.S. GAAP, the transfer of the receivables in the 2001 and 2002 securitization programs have been accounted for as secured borrowings in accordance with Statement of Financial Accounting Standards 125 "Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities" and 140 "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities - a replacement of SFAS 125". Consequently, under U.S. GAAP the Company reestablished on its balance sheet as of December 31, 2002, receivables of Ps1,807,960.

The Company also recorded as of December 31, 2002 liabilities of Ps2,547,425 reflecting the liability with the third party.

xvi. Advances to suppliers

Under U.S. GAAP, advances to suppliers would be classified as prepayments. At December 31, 2002, the Company had advances of Ps161,558.

xvii. Concentration of credit risk

The Company is a retailer of consumer electronics, major appliances, household furniture and other products with 813 stores in Mexico and 66 Elektra stores in three Latin American countries at December 31, 2003. The Company regularly makes installment sales to its customers and credit operations are managed by each store based on established credit policies developed by the Company.

Due to the significant number of installment sales customers and store locations the Company believes that it is not dependent on any geographical area or customer base and therefore has no significant concentration of credit risk.

The Company currently has a network of approximately 275 suppliers for its electronics, appliances and furniture products and directly imports approximately 1% of these products. Five of the Company's suppliers together accounted for 45% of its aggregate purchases of merchandise in the year ended December 31, 2003.

xviii. Fair value information

The estimated fair value amounts have been determined by the Company, using available market information and appropriate valuation methodologies. However, considerable judgment is required in interpreting market data to develop estimates of fair value.

The carrying value of cash and marketable securities, loan portfolio, accounts receivable and accounts payable is a reasonable estimate of their fair value.

The carrying value of loans to related parties at December 31, 2002 and 2003 is a reasonable estimate of their fair value based on the interest rates that are currently available to the related parties for issuance of notes with similar terms and remaining maturities.

The Company's bank loans, secured borrowings from the securitization of receivables and other debt bear interest at variable rates and their terms are generally representative of those which were available to the Company at December 31, 2002 and 2003 for the issuance of debt with similar terms and remaining maturities, and therefore the carrying values of these loans and other debt are a reasonable estimate of their fair value.

The carrying amount of Euro Commercial Paper approximated its fair value as of December 31, 2002. The fair value of Euro Commercial Paper was estimated based on quoted market rates for instruments with similar terms and remaining maturities.

The fair value of the Company's long-term notes is based on quoted market prices. The estimated fair value of these instruments are as follows:

                                      December 31,
                           ---------------------------------

                                2002              2003
                           ---------------   ---------------

Carrying value             US$ 275,000,000   US$ 275,000,000
Fair value                 US$ 239,250,000   US$ 299,062,500

The long-term notes are thinly traded financial instruments accordingly, their market price at any balance sheet date may not be representative of the price which would be derived from a more active market.

Forwards exchange contracts

As of December 31, 2002, the estimated fair value of forward exchange contracts to purchase US$52 million, was determined by independent financial institutions and totaled (Ps21.4) million. As of December 31, 2001 and 2002, the cost of such forward exchange contracts amounted to Ps294.3 million and Ps1,518 million, respectively. The contracts matured in January 2002 and April 2002, and from January 2003 to April, 2003.

Instruments indexed to the Company's stock

As of December 31, 2002 and 2003, Grupo Elektra had entered into equity swap agreements. Set forth below is the fair value of the Company's equity swap portfolio at December 31, 2002 and 2003:

       Underlying   Initial        Notional
Year     shares      price          amount        Fair value
----   ----------   --------   ----------------   ----------

2002    2,880,000   US$ 4.82   US$ 13.9 million   Ps  75,471
          500,000   US$ 4.66   US$  2.3 million       11,807
          500,000   US$ 4.72   US$  2.3 million       12,120
          506,960   US$ 4.65   US$  2.4 million       11,901
          500,000   US$ 4.74   US$  2.4 million       12,230
          601,800   US$ 4.66   US$  2.8 million       14,203
        2,300,000   US$ 2.75   US$  6.3 million        6,479
                                                  ----------

                                                  Ps 144,211
                                                  ==========

2003    3,800,000   US$ 2.73   US$ 10.4 million   Ps 108,980
        3,650,000   US$ 2.83   US$ 10.3 million      100,623
        2,300,000   US$ 5.16   US$ 11.9 million        3,665
                                                  ----------

                                                  Ps 213,268
                                                  ==========

Interest rate swaps and options

As of December 31, 2002, the estimated fair value of interest rate swaps and options was determined by independent financial institutions and totaled Ps4,587. The contracts matured monthly from January 2002 through January 2003.

xix. Repurchase and reverse repurchase agreements

Repurchase and resale agreements represent the temporary purchase or sale of certain financial instruments in exchange for a specified premium to be paid or received and with the obligation to resell or repurchase the underlying securities.

Under Mexican GAAP, repurchase and reverse repurchase agreements are recorded as sales and purchases of securities, respectively. A net asset or liability is recorded at the fair value of the forward commitment to repurchase or resell the securities, respectively.

Under U.S. GAAP, repurchase and reverse repurchase agreements are transfer transactions subject to specific provisions and conditions that must be met in order for a transaction to qualify as a sale rather than a secured borrowing. In most cases, banks in the United States enter into repurchase and reverse repurchase transactions that qualify as secured borrowings. Accordingly, the bank's assets subject to a repurchase agreement would not be derecognized. Collateral for a reverse repurchase agreement should only be recognized on the balance sheet of the secured party where such party has control over the collateral, based on the rights and obligations of the collateral agreement. The related adjustment decreased other current liabilities and marketable securities in Ps443,126.

xx. Minority interest

Under Mexican GAAP, the minority interest in consolidated subsidiaries is presented as a separate component within stockholders' equity in the consolidated balance sheet. For U.S. GAAP purposes, the minority interest is not included in stockholders' equity.

xxi. Condensed balance sheets and income statements under U.S. GAAP

The following condensed balance sheets and statements of income reflect the effects of the principal differences between Mexican GAAP and U.S. GAAP.

                            CONDENSED BALANCE SHEETS

                                                      December 31,
                                             -----------------------------

                                                 2002            2003
                                             -------------   -------------

Cash                                         Ps    822,542   Ps  1,034,965
Term deposits                                    2,275,259       2,463,541
Trading securities                                 332,320       3,104,933
Other short-term investments                       238,658         572,010
Loan portfolio - Net                             4,810,242       5,431,616
Related parties                                    132,317         268,482
Inventories                                      2,935,016       3,132,660
Other current assets                             1,371,383       1,178,050
                                             -------------   -------------

Total current assets                            12,917,737      16,743,131

Property, furniture and equipment - Net          2,879,200       3,220,651
Deferred income tax                                598,602         837,897
Other assets                                       709,645         840,977
Investment in CASA                                 324,291         320,640
                                             -------------   -------------

Total assets                                 Ps 17,429,475   Ps 21,963,296
                                             =============   =============

Short-term debt                              Ps  1,831,127   Ps    754,133
Deposits                                           896,974       8,278,907
Deferred income - Current portion                  245,237         273,828
Suppliers                                        2,902,925       3,099,162
Deferred income tax                              1,048,949       1,015,114
Other current liabilities                          900,175         859,093
                                             -------------   -------------

Total current liabilities                        7,825,387      14,280,237

Long-term debt                                   6,420,605       3,090,349
Other long-term liabilities                        551,849         439,098
Deferred credit                                                    364,832
Deferred income                                    735,712         547,655
                                             -------------   -------------

Total liabilities                               15,533,553      18,722,171
                                             -------------   -------------

Minority interest                                   34,804          13,099
                                             -------------   -------------

Majority stockholders equity                     1,861,118       3,228,026
                                             -------------   -------------

Total liabilities and stockholders' equity   Ps 17,429,475   Ps 21,963,296
                                             =============   =============

                       CONDENSED STATEMENTS OF INCOME AND
                              COMPREHENSIVE INCOME

                                                                Year ended December 31,
                                                    ------------------------------------------------

                                                         2001             2002             2003
                                                    --------------   --------------   --------------
Revenues:
Sales of merchandise                                Ps  12,105,669   Ps  12,975,572   Ps  15,193,193
Money transfer and other services                          773,861          810,846          897,723
Interest earned from consumer credit operations          3,564,539        3,700,511        4,530,925
                                                    --------------   --------------   --------------

                                                        16,444,069       17,486,929       20,621,841
                                                    --------------   --------------   --------------
Costs and expenses:
Cost of sales                                           (8,427,365)      (9,242,600)     (10,856,158)
Administrative, promotion and selling                   (4,469,708)      (5,054,726)      (6,275,341)
Allowance for loan losses                                 (650,908)        (652,741)        (460,466)
                                                    --------------   --------------   --------------

                                                       (13,547,981)     (14,950,067)     (17,591,965)
                                                    --------------   --------------   --------------

Operating income                                         2,896,088        2,536,862        3,029,876
Interest paid for consumer credit operations              (326,001)        (269,603)        (301,074)
Other financing expense                                   (592,132)      (1,340,868)        (284,028)
                                                    --------------   --------------   --------------

Income before taxes, equity in earnings and
   minority interest                                     1,977,955          926,391        2,444,774

Income tax                                                (612,358)        (671,401)        (525,179)
                                                    --------------   --------------   --------------

Income before equity in earnings and
   minority interest                                     1,365,597          254,990        1,919,595

Equity in income (loss) of CASA                             22,279          (29,485)         (40,235)
                                                    --------------   --------------   --------------

Income before loss from discontinued operations,
   cumulative effect of change in goodwill
   accounting principles and minority interest           1,387,876          225,505        1,879,360
Loss from discontinued operations                         (171,588)        (352,777)
                                                    --------------   --------------   --------------

Income (loss) before cumulative effect of change
   in goodwill accounting principles and minority
   interest                                              1,216,288         (127,272)       1,879,360
Cumulative effect of change in goodwill
   accounting principles                                                    101,486
                                                    --------------   --------------   --------------

Income (loss) before minority interest                   1,216,288          (25,786)       1,879,360

Minority interest                                          (14,337)           7,663           (2,840)
                                                    --------------   --------------   --------------

Net income (loss) of majority stockholders               1,201,951          (18,123)       1,876,520

Effect of translation of foreign subsidiaries              (17,743)          22,393           41,991
Loss from holding non-monetary assets                     (641,938)        (315,920)        (452,080)
                                                    --------------   --------------   --------------

Comprehensive income (loss)                         Ps     542,270   Ps    (311,650)  Ps   1,466,431
                                                    ==============   ==============   ==============

The Company has not separately presented costs of money transfer and other services as these costs cannot be separately distinguished from other costs in operating the Company's stores. Management does not believe these costs to be material.

xxii. Cash flow information

Under U.S. GAAP a statement of cash flow is prepared based on provisions of SFAS 95, "Statement of Cash Flows" ("SFAS 95"). This statement does not provide guidance for the preparation of cash flow statements for price level adjusted financial statements.

Presented below are statements of cash flow for the years ended December 31, 2001, 2002 and 2003 prepared after considering the impact of U.S. GAAP adjustments. The cash flow statements present nominal cash flow during the periods, adjusted to pesos of December 31, 2003, purchasing power.

                                                                              Year ended December 31,
                                                                  ----------------------------------------------

                                                                       2001            2002            2003
                                                                  -------------   -------------   --------------
Cash flows from operating activities:

Net income (loss)                                                 Ps  1,201,951   Ps    (18,123)   Ps   1,876,520
                                                                  -------------   -------------   --------------

Adjustments to reconcile net income to net cash provided
   by operating activities:
Depreciation and amortization                                           506,224         669,433          688,543
Amortization of negative goodwill                                      (174,004)
Allowance for loan losses                                               650,908         652,741          460,466
Equity in (income) loss of CASA                                         (22,279)         29,485           40,235
Capitalized pre-operating expenses                                                      179,633         (179,633)
Cumulative effect of change in goodwill accounting principles                          (101,486)
Other provisions                                                         67,883          90,767          105,957
Minority stockholders                                                    14,337          (7,663)           2,840
Accrual for seniority premiums                                            8,333          11,624           16,605
Monetary gain from financing activities                                (108,407)        (48,972)        (124,674)
Deferred income tax                                                     309,147         517,078          202,935
Compensation expense from stock options granted to employees                160          14,034           36,350
Recognition of deferred income from Western Union agreement            (143,109)       (153,479)        (159,466)
Unrealized exchange (gain) loss - Net                                  (121,202)        574,517          248,782
Unrealized net loss on derivative and hedging transactions              101,721          57,369         (264,218)
Unearned income from extended warranties                                 23,297        (205,374)        (134,263)
Increase in deposits                                                                    896,974        7,381,933
Decrease (increase) in loan portfolio                                                   720,414       (2,429,335)
Net changes in working capital                                         (356,855)     (1,147,651)       1,763,266
                                                                  -------------   -------------   --------------

Net cash provided by operating activities                             1,958,105       2,746,647        9,532,443
                                                                  -------------   -------------   --------------

Cash flows from financing activities:

Short-term and long-term loans received                               6,390,709       1,231,800          600,000
Repayment of short-term and long-term debt                           (8,038,188)     (2,329,797)      (1,913,872)
Euro Commercial Paper                                                  (428,803)        318,901         (679,255)
Proceeds from securitization of receivables                           1,318,838       1,299,707
Repayment of securitization of receivables                             (285,763)       (860,431)      (2,547,510)
Issuance of capital stock                                                13,490              53              896
Repurchase and sale of Grupo Elektra shares                              30,017        (354,294)          43,237
Payment of dividends                                                   (172,612)       (162,613)        (188,322)
(Loss) gain on instruments indexed to the Company's stock               (25,069)        (48,514)          45,061
Debt issuance costs                                                     (39,533)        (40,330)
                                                                  -------------   -------------   --------------

Net cash used in financing activities                                (1,236,914)       (945,518)      (4,639,765)
                                                                  -------------   -------------   --------------

Cash flows from investing activities:

Acquisition of property, furniture, equipment and
   investment in stores                                                (586,414)       (525,480)      (1,018,065)
Acquisition of Mericolor, S. A. de C. V.                                (55,751)
Disposal of stores and other assets                                     162,334         513,727
Investment in shares and other assets                                                                   (185,719)
Restricted investments                                                1,203,463
                                                                  -------------   -------------   --------------

Net cash provided by (used in) investing activities                     723,632         (11,753)      (1,203,784)
                                                                  -------------   -------------   --------------

Effects of inflation and exchange rate changes on cash                 (221,280)       (223,748)        (182,224)
                                                                  -------------   -------------   --------------

Increase in cash and marketable securities                            1,223,543       1,565,628        3,506,670
Cash and marketable securities at beginning of year                     879,608       2,103,151        3,668,779
                                                                  -------------   -------------   --------------

Cash and marketable securities at end of year                     Ps  2,103,151   Ps  3,668,779   Ps   7,175,449
                                                                  =============   =============   ==============

                                                                              Year ended December 31,
                                                                  ----------------------------------------------

                                                                       2001            2002            2003
                                                                  -------------   -------------   --------------
Supplemental disclosure:

Cash paid during the year for:
Interest                                                          Ps  1,157,380   Ps  1,032,678   Ps     463,263
                                                                  =============   =============   ==============

Income and asset tax                                              Ps    115,829   Ps     58,890   Ps     131,767
                                                                  =============   =============   ==============

xxiii. Recently issued accounting standards

In January 2003, the FASB issued Interpretation No. 46 ("FIN 46"), "Consolidation of Variable Interest Entities, an interpretation of ARB 51." The primary objectives of FIN 46 are to provide guidance on the identification of entities for which control is achieved through means other than through voting rights ("variable interest entities" or "VIEs") and how to determine when and which business enterprise should consolidate the VIE (the "primary beneficiary"). This new model for consolidation applies to an entity which either (1) the equity investors (if any) do not have a controlling financial interest or (2) the equity investment at risk is insufficient to finance that entity's activities without receiving additional subordinated financial support from other parties. In addition, FIN 46 requires that both the primary beneficiary and all other enterprises with a significant variable interest in a VIE make additional disclosures. FIN 46 applies immediately to variable interest entities created after January 31, 2003, and to variable interest entities in which an enterprise obtains an interest after that date. It applies in the first fiscal year or interim period beginning after June 15, 2003, to variable interest entities in which an enterprise holds a variable interest that it acquired before February 1, 2003. FIN 46 applies to public enterprises as of the beginning of the applicable interim or annual period, and it applies to nonpublic enterprises as of the end of the applicable annual period. In December 2003, the FASB redeliberated certain proposed modifications and revised FIN 46 ("FIN 46-R"). The revised provisions are applicable no later than the first reporting period ending after March 15, 2004. The Company does not expect that the adoption of FIN 46 and FIN 46-R will have a material impact on its financial statements.

In April 2003, the FASB issued SFAS No. 149, "Amendment of SFAS No. 133 on Derivative Instruments and Hedging Activities" (SFAS 149"). This statement amends and clarifies the accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS 133, "Accounting for Derivative Instruments and Hedging Activities". SFAS 149 is generally effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designed after June 30, 2003. The adoption of SFAS 149 did not have a material impact on the consolidated financial statements.

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity" ("SFAS 150"). This statement affects how an entity measures and reports financial instruments that have characteristics of both liabilities and equity, and is effective for financial instruments entered into or modified after May 31, 2003 and is otherwise effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of SFAS 150 did not have a material impact on the consolidated financial statements.

NOTE 20 - SUPPLEMENTAL GUARANTOR INFORMATION:

The Senior Notes are fully and unconditionally guaranteed, by each of the Company's subsidiaries. Each of the guarantor subsidiaries was a wholly owned subsidiary except for Compania Operadora de Teatros, S. A. de C. V. (Cotsa) as of and for the years ended December 31, 2001, 2002 and 2003. The financial statements of Cotsa are presented separately. The following condensed consolidating financial data presents the separate condensed financial data of the Guarantor Subsidiaries and the Parent Company. It is management's opinion that separate complete financial statements of the respective Guarantors (other than Cotsa) would not provide material information to the investor and thus are not presented.

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

                 GRUPO ELEKTRA, S. A. DE C. V. AND SUBSIDIARIES

               SUPPLEMENTAL CONDENSED CONSOLIDATING BALANCE SHEET
                             AS OF DECEMBER 31, 2002

        Thousands of Mexican pesos of December 31, 2003 purchasing power

                                      Parent        Guarantor     Non-guarantor
                                 Company Issuer    Subsidiaries    Subsidiaries    Eliminations     Consolidated
                                 --------------   -------------   -------------   --------------   -------------
Cash and marketable securities   Ps     312,085   Ps  2,887,090   Ps    906,041   Ps    (436,437)  Ps  3,668,779
Loan portfolio                                        1,956,047       1,046,234                        3,002,281
Amounts due from related
    parties                                           3,965,135                       (3,832,818)        132,317
Other receivables                       102,785         316,626          10,755                          430,166
Prepaid expenses                                         72,005                                           72,005
Inventories                                           3,096,574                                        3,096,574
                                 --------------   -------------   -------------   --------------   -------------

Total current assets                    414,870      12,293,477       1,963,030       (4,269,255)     10,402,122

Property, furniture, equipment
   and investment in stores           1,134,652       2,566,458                                        3,701,110
Investment in shares                 11,420,448          10,646                      (10,435,760)        995,334
Goodwill                              1,102,065         288,377                                        1,390,442
Other assets                            729,152         107,940          50,162         (153,484)        733,770
                                 --------------   -------------   -------------   --------------   -------------

                                 Ps  14,801,187   Ps 15,266,898   Ps  2,013,192   Ps (14,858,499)  Ps 17,222,778
                                 ==============   =============   =============   ==============   =============

Short-term debt                  Ps   1,205,169                   Ps    417,295                    Ps  1,622,464
Deposits                                                              1,333,411   Ps    (436,437)        896,974
Other current liabilities             4,197,272   Ps  3,609,493          35,501       (3,767,518)      4,074,748
                                 --------------   -------------   -------------   --------------   -------------

Total current liabilities             5,402,441       3,609,493       1,786,207       (4,203,955)      6,594,186

Long-term notes and other
   long-term debt                     3,938,481                                          (65,300)      3,873,181
Other long-term liabilities                             904,894                         (153,484)        751,410
Deferred credits                                        478,824                                          478,824
Stockholders' equity                  5,460,265      10,273,687         226,985      (10,435,760)      5,525,177
                                 --------------   -------------   -------------   --------------   -------------

                                 Ps  14,801,187   Ps 15,266,898   Ps  2,013,192   Ps (14,858,499)  Ps 17,222,778
                                 ==============   =============   =============   ==============   =============

                 GRUPO ELEKTRA, S. A. DE C. V. AND SUBSIDIARIES

               SUPPLEMENTAL CONDENSED CONSOLIDATING BALANCE SHEET
                             AS OF DECEMBER 31, 2003

        Thousands of Mexican pesos of December 31, 2003 purchasing power

                                     Parent         Guarantor     Non-guarantor
                                 Company Issuer    Subsidiaries    Subsidiaries    Eliminations     Consolidated
                                 --------------   -------------   -------------   --------------   -------------
Cash and marketable securities   Ps     427,900   Ps  3,518,778   Ps  3,739,010   Ps    (510,239)  Ps  7,175,449
Loan portfolio                                          395,010       5,036,606                        5,431,616
Amount due from related
   parties                                            2,818,966                       (2,550,484)        268,482
Other receivables                       271,467         539,146         292,780                        1,103,393
Prepaid expenses                                         74,657                                           74,657
Inventories                                           3,132,660                                        3,132,660
                                 --------------   -------------   -------------   --------------   -------------

Total current assets                    699,367      10,479,217       9,068,396       (3,060,723)     17,186,257

Property, furniture, equipment
   and investment in stores             921,587       2,572,405         472,852                        3,966,844
Investment in shares                 12,090,105                                      (11,248,250)        841,855
Goodwill                              1,089,685         272,009                                        1,361,694
Other assets                            661,681                         354,169         (448,288)        567,562
                                 --------------   -------------   -------------   --------------   -------------

                                 Ps  15,462,425   Ps 13,323,631   Ps  9,895,417   Ps (14,757,261)  Ps 23,924,212
                                 ==============   =============   =============   ==============   =============

Short-term debt                  Ps     724,188   Ps      4,266                                    Ps    728,454
Deposits                                                          Ps  8,789,146   Ps    (510,239)      8,278,907
Other current liabilities             5,584,138       1,422,823         418,871       (2,998,772)      4,427,060
                                 --------------   -------------   -------------   --------------   -------------

Total current liabilities             6,308,326       1,427,089       9,208,017       (3,509,011)     13,434,421

Long-term notes and other
   long-term debt                     3,090,349                                                        3,090,349
Other long-term liabilities                             953,529                                          953,529
Deferred credits                                        339,046                                          339,046
Stockholders' equity                  6,063,750      10,603,967         687,400      (11,248,250)      6,106,867
                                 --------------   -------------   -------------   --------------   -------------

                                 Ps  15,462,425   Ps 13,323,631   Ps  9,895,417   Ps (14,757,261)  Ps 23,924,212
                                 ==============   =============   =============   ==============   =============

                 GRUPO ELEKTRA, S. A. DE C. V. AND SUBSIDIARIES

            SUPPLEMENTAL CONDENSED CONSOLIDATING STATEMENT OF INCOME

        Thousands of Mexican pesos of December 31, 2003 purchasing power

                                                              Year ended December 31, 2001
                                 -------------------------------------------------------------------------------

                                     Parent         Guarantor     Non-guarantor
                                 Company Issuer    Subsidiaries    Subsidiaries    Eliminations    Consolidated
                                 --------------   -------------   -------------   --------------   -------------
Revenues                         Ps     112,985   Ps 16,279,402   Ps              Ps    (112,985)  Ps 16,279,402
Costs                                                 9,308,861                                        9,308,861
                                 --------------   -------------   -------------   --------------   -------------

Gross profit                            112,985       6,970,541                         (112,985)      6,970,541

Operating expenses                      434,958       4,414,359                         (112,985)      4,736,332
                                 --------------   -------------   -------------   --------------   -------------

Operating (loss) income                (321,973)      2,556,182                                        2,234,209
Comprehensive financing cost            (21,115)       (389,143)                                        (410,258)
Taxes and employees' statutory
   profit sharing                        69,406        (663,735)                                        (594,329)
                                 --------------   -------------   -------------   --------------   -------------

(Loss) income before equity
   in the results of
   subsidiaries and affiliates         (273,682)      1,503,304                                        1,229,622
Equity in the results of
   subsidiaries and
   affiliates                         1,522,954        (166,393)                      (1,151,076)        205,485
Discontinued operations                                (171,588)                                        (171,588)
Income of minority
   stockholders                                                                          (14,247)        (14,247)
                                 --------------   -------------   -------------   --------------   -------------

Income of majority stockholders  Ps   1,249,272   Ps 1,165,323    Ps              Ps  (1,165,323)  Ps  1,249,272
                                 ==============   =============   =============   ==============   =============

                 GRUPO ELEKTRA, S. A. DE C. V. AND SUBSIDIARIES

            SUPPLEMENTAL CONDENSED CONSOLIDATING STATEMENT OF INCOME

        Thousands of Mexican pesos of December 31, 2003 purchasing power

                                                          Year ended December 31, 2002
                                 -----------------------------------------------------------------------------

                                     Parent         Guarantor     Non-guarantor
                                 Company Issuer    Subsidiaries   Subsidiaries    Eliminations   Consolidated
                                 --------------   -------------   -------------   ------------   -------------
Revenues                           Ps   55,906    Ps 17,223,048    Ps   44,973    Ps   (55,906)  Ps 17,268,021
Costs                                                 9,934,567         94,997                      10,029,564
                                   -----------    -------------    -----------    ------------   -------------

Gross profit                            55,906        7,288,481        (50,024)        (55,906)      7,238,457

Operating expenses                     530,078        4,459,819         49,877         (55,906)      4,983,868
                                   -----------    -------------    -----------    ------------   -------------

Operating (loss) income               (474,172)       2,828,662        (99,901)                      2,254,589
Comprehensive financing cost          (460,050)        (740,473)                                    (1,200,523)

Taxes and employees' statutory
   profit sharing                      132,832         (766,021)        35,297                        (597,892)
                                   -----------    -------------    -----------    ------------   -------------

(Loss) income before equity in
   the results of subsidiaries
   and affiliates                     (801,390)       1,322,168        (64,604)                         456,174
Equity in the results of
   subsidiaries and affiliates         884,439                                        (912,540)        (28,101)
Discontinued operations                                (352,777)                                      (352,777)
Loss of minority stockholders                                                            7,753           7,753
                                   -----------    -------------    -----------    ------------   -------------

Income of majority
   stockholders                    Ps   83,049    Ps    969,391    Ps  (64,604)   Ps  (904,787)  Ps     83,049
                                   ===========    =============    ===========    ============   =============

                 GRUPO ELEKTRA, S. A. DE C. V. AND SUBSIDIARIES

            SUPPLEMENTAL CONDENSED CONSOLIDATING STATEMENT OF INCOME

        Thousands of Mexican pesos of December 31, 2003 purchasing power

                                                              Year ended December 31, 2003
                                     ------------------------------------------------------------------------------

                                         Parent         Guarantor     Non-guarantor
                                     Company Issuer   Subsidiaries    Subsidiaries    Eliminations    Consolidated
                                     --------------   -------------   -------------   -------------   -------------
Revenues                             Ps   5,261,417   Ps 17,522,826   Ps  3,072,465   Ps (5,261,417)  Ps 20,595,291
Costs                                     4,622,782      10,926,181         672,250       4,622,782      11,598,431
                                     --------------   -------------   -------------   -------------   -------------

Gross profit                                638,635       6,596,645       2,400,215        (638,635)      8,996,860

Operating expenses                          361,290       4,643,077       2,182,284        (638,635)      6,548,016
                                     --------------   -------------   -------------   -------------   -------------

Operating income (loss)                     277,345       1,953,568         217,931                       2,448,844
Comprehensive financing cost               (333,603)       (252,821)                                       (586,424)
Taxes and employees'
   statutory profit sharing                 (70,032)       (366,739)        (69,742)                       (506,513)
                                     --------------   -------------   -------------   -------------   -------------

(Loss) income before equity in
   the results of subsidiaries and
   affiliates                              (126,290)      1,334,008         148,189                       1,355,907
Equity in income of
   subsidiaries and affiliates            1,268,697                                      (1,479,447)       (210,750)
Income of minority
   stockholders                                                                              (2,750)         (2,750)
                                     --------------   -------------   -------------   -------------   -------------

Income of majority
   stockholders                      Ps   1,142,407   Ps  1,334,008   Ps    148,189   Ps (1,482,197)   Ps 1,142,407
                                     ==============   =============   =============   =============   =============

                 GRUPO ELEKTRA, S. A. DE C. V. AND SUBSIDIARIES

                 SUPPLEMENTAL CONDENSED CONSOLIDATING STATEMENT
                        OF CHANGES IN FINANCIAL POSITION

        Thousands of Mexican pesos of December 31, 2003 purchasing power

                                                                 Year ended December 31, 2001
                                                ------------------------------------------------------------

                                                    Parent        Guarantor
                                                Company Issuer   Subsidiaries   Eliminations    Consolidated
                                                --------------   ------------   -------------   ------------
Operations:

Net income                                      Ps   1,249,272   Ps 1,165,323   Ps (1,165,323)  Ps 1,249,272
Charges (credits) to income not
   affecting resources:
Depreciation and amortization                          403,359        263,442                        666,801
Allowance for loan losses                                             650,908                        650,908
Accruals for seniority premiums and
   pension plan                                                         8,333                          8,333
Income of minority stockholders                                                        14,247         14,247
Equity in the results of subsidiaries and
   affiliates                                       (1,522,954)       166,393       1,151,076       (205,485)
Provision for deferred taxes                           (70,327)       356,999                        286,672
Other provisions                                                       67,883                         67,883
Net changes in working capital                        (543,846)      (360,680)                      (904,526)
                                                --------------   ------------   -------------   ------------

Resources (used in) provided by operations            (484,496)     2,318,601                      1,834,105
                                                --------------   ------------   -------------   ------------

Financing:

Paid-in capital (own and subsidiaries'
   shares)                                            (143,109)                                     (143,109)
Bank loans and other debt - Net                        932,154       (600,803)                       331,351
Capitalized lease obligations                           23,579        (82,477)                       (58,898)
Issuance of capital stock                               13,490                                        13,490
Payment of dividends                                  (172,612)                                     (172,612)
Loss on derivative transactions                        (72,435)                                      (72,435)
Dividends received from (paid to)
   affiliates                                          172,612       (172,612)
Sale of repurchased shares                              30,017                                        30,017
Debt issuance costs                                                   (39,533)                       (39,533)
                                                --------------   ------------   -------------   ------------

Resources provided by  (used in)
   financing activities                                783,696       (895,425)                      (111,729)
                                                --------------   ------------   -------------   ------------

Investing:

Acquisition of property, furniture,
   equipment and investment in stores - Net           (189,936)      (422,280)                      (612,216)
Acquisition of Mericolor, S. A. de C. V.                              (58,205)                       (58,205)
Disposal of stores and other assets                                   171,588
                                                --------------   ------------   -------------   ------------

Resources (used in) provided by investing
   activities                                         (189,936)      (308,897)                      (498,833)
                                                --------------   ------------   -------------   ------------

Increase in cash and marketable
   securities                                          109,264      1,114,279                      1,223,543
Cash and marketable securities at beginning
   of year                                             421,923        457,685                        879,608
                                                --------------   ------------   -------------   ------------

Cash and marketable securities at end of year   Ps     531,187   Ps 1,571,964   Ps              Ps 2,103,151
                                                ==============   ============   =============   ============

                 GRUPO ELEKTRA, S. A. DE C. V. AND SUBSIDIARIES

                 SUPPLEMENTAL CONDENSED CONSOLIDATING STATEMENT
                        OF CHANGES IN FINANCIAL POSITION

        Thousands of Mexican pesos of December 31, 2003 purchasing power

                                                          Year ended December 31, 2002
                                  ----------------------------------------------------------------------------

                                      Parent        Guarantor     Non-guarantor
                                  Company Issuer   Subsidiaries    Subsidiaries   Eliminations   Consolidated
                                  --------------   ------------   -------------   ------------   -------------
Operations

Net income                        Ps      83,049   Ps   969,391   Ps    (64,604)  Ps  (904,787)  Ps     83,049
Charges (credits) to income
   not affecting resources:
Depreciation and amortization            363,149        439,340                                        802,489
Allowance for loan losses                               560,492          92,249                        652,741
Accruals for seniority
   premiums and pension plan                             11,624                                         11,624
Loss of minority stockholders                                                           (7,753)         (7,753)
Equity in the results of
   subsidiaries and affiliates          (884,439)                                      912,540          28,101
Provision for deferred taxes            (132,832)       601,969         (30,628)                       438,509
Other provisions                                         90,767                                         90,767
Increase in deposits                                                  1,333,411       (436,437)        896,974
Decrease in loan portfolio                            1,858,223      (1,137,809)                       720,414
Net changes in working capital           391,348     (2,515,268)        713,422                     (1,410,498)
                                  --------------   ------------   -------------   ------------   -------------

Resources (used in) provided
   by operations                        (179,725)     2,016,538         906,041       (436,437)      2,306,417
                                  --------------   ------------   -------------   ------------   -------------

Financing:

Paid-in capital (own and
   subsidiaries' shares)                (153,479)                                                     (153,479)
Bank loans and other debt - Net          935,692       (733,393)                                       202,299
Capitalized lease obligations            (38,932)       (69,748)                                      (108,680)
Issuance of capital stock                     53                                                            53
Payment of dividends                    (162,613)                                                     (162,613)
Loss on derivative transactions         (111,322)                                                     (111,322)
Dividends received from (paid
   to) affiliates                        162,613       (162,613)
Repurchase of shares                    (354,294)                                                     (354,294)
Debt issuance costs                                     (40,330)                                       (40,330)
                                  --------------   ------------   -------------   ------------   -------------

Resources provided by (used
   in) financing activities              277,718     (1,006,084)                                      (728,366)
                                  --------------   ------------   -------------   ------------   -------------

Investing:

Acquisition of property,
   furniture, equipment and
   investment in stores - Net           (317,095)      (238,356)                                      (555,451)
Disposal of stores and other
   assets                                               543,028                                        543,028
                                  --------------   ------------   -------------   ------------   -------------

Resources (used in) provided
   by investing activities              (317,095)       304,672                                        (12,423)
                                  --------------   ------------   -------------   ------------   -------------

(Decrease) increase in cash
   and marketable securities            (219,102)     1,315,126         906,041       (436,437)      1,565,628
Cash and marketable securities
   at beginning of year                  531,187      1,571,964                                      2,103,151
                                  --------------   ------------   -------------   ------------   -------------

Cash and marketable securities
   at end of year                 Ps     312,085   Ps 2,887,090   Ps    906,041   Ps  (436,437)  Ps  3,668,779
                                  ==============   ============   =============   ============   =============

                 GRUPO ELEKTRA, S. A. DE C. V. AND SUBSIDIARIES

                 SUPPLEMENTAL CONDENSED CONSOLIDATING STATEMENT
                        OF CHANGES IN FINANCIAL POSITION

        Thousands of Mexican pesos of December 31, 2003 purchasing power

                                                          Year ended December 31, 2003
                                  -----------------------------------------------------------------------------

                                      Parent        Guarantor      Non-guarantor
                                  Company Issuer   Subsidiaries     Subsidiaries   Eliminations    Consolidated
                                  --------------   -------------   -------------   -------------   -------------
Operations

Net income                        Ps   1,142,407   Ps  1,334,008   Ps    148,189   Ps (1,482,197)  Ps  1,142,407
Charges (credits) to income not
   affecting resources:
Depreciation and amortization            265,115         629,025         107,091                       1,001,231
Allowance for loan losses                                 51,567         408,899                         460,466
Accruals for seniority premiums
   and pension plan                                       16,605                                          16,605
Income of minority stockholders                                                            2,750           2,750
Equity in the results of
   subsidiaries and affiliates        (1,268,697)                                      1,479,447         210,750
Provision for deferred taxes              70,032          85,377          25,197                         180,606
Other provisions                                         105,957                                         105,957
Increase in deposits                                                   7,455,735         (73,802)      7,381,933
Increase in loan portfolio                             1,969,936      (4,399,271)                     (2,429,335)
Net changes in working capital         1,220,404      (2,472,799)       (328,853)                     (1,581,248)
                                  --------------   -------------   -------------   -------------   -------------

Resources provided by (used
   in) operations                      1,429,261       1,719,676       3,416,987         (73,802)      6,492,122
                                  --------------   -------------   -------------   -------------   -------------

Financing:

Paid-in capital (own and
   subsidiaries' shares)                (159,466)                                                       (159,466)
Bank loans and other debt - Net       (1,328,024)       (328,214)                                     (1,656,238)
Capitalized lease obligations                            (83,664)                                        (83,664)
Issuance of capital stock                    896                                                             896
Payment of dividends                    (188,322)                                                       (188,322)
Gain on derivative transactions          309,679                                                         309,679
Dividends received from (paid
   to) affiliates                        507,960        (507,960)
Sale of repurchased shares                43,237                                                          43,237
                                  --------------   -------------   -------------   -------------   -------------

Resources provided by (used in)
   financing activities                 (814,040)       (919,838)                                     (1,733,878)
                                  --------------   -------------   -------------   -------------   -------------

Investing:

Acquisition of property,
   furniture, equipment and
   investment in stores - Net                           (477,694)       (580,788)                     (1,058,482)
Investment in shares and other
   assets                               (499,406)        309,544          (3,230)                       (193,092)
                                  --------------   -------------   -------------   -------------   -------------

Resources used in investing
   activities                           (499,406)       (168,150)       (584,018)                     (1,251,574)
                                  --------------   -------------   -------------   -------------   -------------

Increase in cash and marketable
   securities                            115,815         631,688       2,832,969         (73,802)      3,506,670
Cash and marketable securities
   at beginning of year                  312,085       2,887,090         906,041        (436,437)      3,668,779
                                  --------------   -------------   -------------   -------------   -------------

Cash and marketable securities
   at end of year                 Ps     427,900   Ps  3,518,778   Ps  3,739,010   Ps   (510,239)  Ps  7,175,449
                                  ==============   =============   =============   =============   =============

                 GRUPO ELEKTRA, S. A. DE C. V. AND SUBSIDIARIES

               SUPPLEMENTAL CONDENSED CONSOLIDATING RECONCILIATION
                       BETWEEN MEXICAN GAAP AND U.S. GAAP

        Thousands of Mexican pesos of December 31, 2003 purchasing power

                                               For the year ended December 31, 2001
                                  ------------------------------------------------------------

                                      Parent        Guarantor
                                  Company Issuer   Subsidiaries   Eliminations    Consolidated
                                  --------------   ------------   -------------   ------------
Net income related to majority
   stockholders under Mexican
   GAAP                           Ps   1,249,272   Ps 1,165,323   Ps (1,165,323)  Ps 1,249,272
                                  --------------   ------------   -------------   ------------

Reversal amortization of
   goodwill relating to CASA
   acquisition                            64,265                                        64,265
Difference in equity in
   earnings of CASA                     (247,471)                                     (247,471)
Additional amortization of
   negative goodwill from the
   Grupo SyR acquisition                 174,004                                       174,004
Reversal of depreciation of
   property, furniture and
   equipment acquired in the
   Grupo SyR acquisition                  65,674                                        65,674
Reversal amortization of
   goodwill relating to other
   subsidiaries acquisitions              27,022                                        27,022
Deferred income tax effects              (22,984)           509                        (22,475)
Capitalized exchange losses and
   interest expense                                       4,529                          4,529
Stock options granted to
   employees                                (160)                                         (160)
Net gain on instruments indexed
   to the Company's stock                (63,300)                                      (63,300)
Net loss on interest rate swaps
   and options                            (7,655)       (41,664)                       (49,319)
Effect on minority stockholders
   of U.S. GAAP adjustments                                 (90)                           (90)
Equity in income of
   subsidiaries and affiliates           (36,716)                        36,716
                                  --------------   ------------   -------------   ------------

                                         (47,321)       (36,716)         36,716        (47,321)
                                  --------------   ------------   -------------   ------------

Net income under U.S. GAAP        Ps   1,201,951   Ps 1,128,607   Ps (1,128,607)  Ps 1,201,951
                                  ==============   ============   =============   ============

                 GRUPO ELEKTRA, S. A. DE C. V. AND SUBSIDIARIES

               SUPPLEMENTAL CONDENSED CONSOLIDATING RECONCILIATION
                       BETWEEN MEXICAN GAAP AND U.S. GAAP

        Thousands of Mexican pesos of December 31, 2003 purchasing power

                                                                 As of and for the
                                                            year ended December 31, 2002
                                  -------------------------------------------------------------------------------

                                      Parent         Guarantor     Non-guarantor
                                  Company Issuer   Subsidiaries    Subsidiaries     Eliminations    Consolidated
                                  --------------   -------------   -------------   --------------   -------------
Net income related to majority
   stockholders under Mexican
   GAAP                           Ps      83,049   Ps    969,391   Ps    (64,604)  Ps    (904,787)  Ps     83,049

Reversal amortization of
   goodwill relating to CASA
   acquisition                            64,265                                                           64,265
Difference in equity in
   earnings of CASA                      (65,649)                                                         (65,649)
Reversal of depreciation of
   property, furniture and
   equipment acquired in the
   Grupo SyR acquisition                  65,674                                                           65,674
Reversal of goodwill
   amortization relating to
   other subsidiaries
   acquisitions                           27,022                                                           27,022
Cumulative effect of change in
   goodwill accounting
   principles:
Write-off of negative goodwill           465,277                                                          465,277
Write-off of goodwill                   (363,791)                                                        (363,791)
Reversal of amortization of
   goodwill written-off upon
   adoption of goodwill
   accounting principle                   19,052          16,778                                           35,830
Deferred income tax effects              (78,569)                                                         (78,569)
Capitalized exchange losses and
   interest expense                                        4,529                                            4,529
Stock options granted to
   employees                             (14,034)                                                         (14,034)
Net loss on instruments indexed
   to the Company's stock               (111,322)                                                        (111,322)
Net loss on interest rate swaps
   and options                             7,655          41,664                                           49,319
Reversal of capitalized
   pre-operating expenses                               (129,529)        (50,104)                        (179,633)
Effect on minority stockholders
   of U.S. GAAP adjustments                                  (90)                                             (90)
Equity in income of
   subsidiaries and affiliate           (116,752)                                         116,752
                                  --------------   -------------   -------------   --------------   -------------

                                        (101,172)        (66,648)        (50,104)         116,752        (101,172)
                                  --------------   -------------   -------------   --------------   -------------

Net income under U.S. GAAP        Ps     (18,123)  Ps    902,743   Ps   (114,708)  Ps    (788,035)  Ps    (18,123)
                                  ==============   =============   =============   ==============   =============

Majority stockholders' equity
   under Mexican GAAP             Ps   5,460,265   Ps 10,208,775   Ps    226,985   Ps (10,435,760)  Ps  5,460,265

Goodwill relating to CASA
   acquisition                          (859,628)                                                        (859,628)
Participation in net equity of
   CASA                                 (514,927)                                                        (514,927)
Negative goodwill resulting
   from the recognition of
   deferred tax benefits
   acquired from Grupo SyR            (1,053,796)                                                      (1,053,796)
Reversal of depreciation of
   property, furniture and
   equipment acquired in the
   Grupo SyR acquisition                  246,277                                                          246,277
Goodwill relating to other
   subsidiaries acquisitions            (202,853)                                                        (202,853)
Goodwill written-off as a
   result of adoption of
   goodwill accounting
   principle                             (38,858)       (289,103)                                        (327,961)
Deferred income tax effects              253,089                                                          253,089
Capitalized exchange losses and
   interest expense                                       (8,874)                                          (8,874)
Reversal of pre-operating
   expenses                                             (129,529)        (50,104)                        (179,633)
Deferred income                         (980,949)                                                        (980,949)
Effect on minority stockholders
   of U.S. GAAP adjustments                               30,108                                           30,108
Effect of U.S. GAAP adjustments
   in subsidiaries                      (447,502)                                         447,502
                                  --------------   -------------   -------------   --------------   -------------

Stockholders' equity under U.S.
   GAAP                           Ps   1,861,118   Ps  9,811,377   Ps    176,881   Ps  (9,988,258)  Ps  1,861,118
                                  ==============   =============   =============   ==============   =============

                 GRUPO ELEKTRA, S. A. DE C. V. AND SUBSIDIARIES

               SUPPLEMENTAL CONDENSED CONSOLIDATING RECONCILIATION
                       BETWEEN MEXICAN GAAP AND U.S. GAAP

        Thousands of Mexican pesos of December 31, 2003 purchasing power

                                                        As of and for the year ended December 31, 2003
                                  -------------------------------------------------------------------------------

                                      Parent         Guarantor     Non-Guarantor
                                  Company Issuer   Subsidiaries    Subsidiaries     Eliminations    Consolidated
                                  --------------   -------------   -------------   --------------   -------------
Net income related to majority
   stockholders under Mexican
   GAAP                           Ps   1,142,407   Ps  1,344,008   Ps    148,189   Ps  (1,482,197)  Ps  1,142,407
                                  --------------   -------------   -------------   --------------   -------------

Reversal amortization of
   goodwill relating to CASA
   acquisition                            64,265                                                           64,265
Difference in equity in
   earnings of CASA                      106,250                                                          106,250
Reversal of depreciation of
   property, furniture and
   equipment acquired in the
   Grupo SyR acquisition                  65,674                                                           65,674
Reversal of goodwill
   amortization relating to
   other subsidiaries
   acquisitions                           27,022                                                           27,022
Reversal of amortization of
   goodwill written-off upon
   adoption of goodwill
   accounting principle                   19,052          16,778                                           35,830
Deferred income tax effects              (22,329)                                                         (22,329)
Capitalized exchange losses and
   interest expense                                        4,529                                            4,529
Stock options granted to
   employees                             (36,350)                                                         (36,350)
Net gain on instruments indexed
   on the Company's stock                309,679                                                          309,679
Capitalized pre-operating
   expenses                                                              179,633                          179,633
Effect on minority stockholders
   of U.S. GAAP adjustments                                  (90)                                             (90)
Equity in income of
   subsidiaries and affiliated
   companies                             200,850                                         (200,850)
                                  --------------   -------------   -------------   --------------   -------------

                                         734,113          21,217         179,633         (200,850)        734,113
                                  --------------   -------------   -------------   --------------   -------------

Net income under U.S. GAAP        Ps   1,876,520   Ps  1,355,225   Ps    327,822   Ps  (1,683,047)  Ps  1,876,520
                                  ==============   =============   =============   ==============   =============

Majority stockholders' equity
   under Mexican GAAP             Ps   6,063,750   Ps 10,560,850   Ps    687,400   Ps  (11,248,250) Ps  6,063,750

Goodwill relating to CASA
   acquisition                          (795,363)                                                        (795,363)
Participation in net equity of
   CASA                                 (265,504)                                                        (265,504)
Negative goodwill resulting
   from the recognition of
   deferred tax benefits
   acquired from Grupo SyR            (1,053,796)                                                      (1,053,796)
Reversal of depreciation of
   property, furniture and
   equipment acquired in the
   Grupo SyR acquisition                 311,951                                                          311,951
Goodwill relating to other
   subsidiaries acquisitions            (175,831)                                                        (175,831)
Goodwill written-off as a
   result of adoption of
   goodwill accounting
   principle                             (34,613)       (257,518)                                        (292,131)
Deferred income tax effects              230,760                                                          230,760
Capitalized exchange losses and
   interest expense                                       (4,345)                                          (4,345)
Deferred income                         (821,483)                                                        (821,483)
Effect on minority stockholders
   of U.S. GAAP adjustments                               30,018                                           30,018
Effect of U.S. GAAP adjustments
   in subsidiaries                      (231,845)                                         231,845
                                  --------------   -------------   -------------   --------------   -------------

Stockholders' equity under U.S.
   GAAP                           Ps   3,228,026   Ps 10,329,005   Ps    687,400   Ps (11,016,405)  Ps  3,228,026
                                  ==============   =============   =============   ==============   =============

                         COMPANIA OPERADORA DE TEATROS,
                                 S. A. DE C. V.

                              FINANCIAL STATEMENTS

                           DECEMBER 31, 2002 AND 2003

                  COMPANIA OPERADORA DE TEATROS, S. A. DE C. V.

                              FINANCIAL STATEMENTS

                           DECEMBER 31, 2002 AND 2003

                                      INDEX

Contents                                                      Page
--------                                                  -------------

Report of independent registered public accounting firm   F-76 and F-77

Financial statements:

Balance sheets                                                F-78

Statements of income                                          F-79

Statements of changes in stockholders' equity                 F-80

Statements of changes in financial position                   F-81

Notes to the financial statements                             F-82

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders of
Compania Operadora de Teatros, S. A. de C. V.

We have audited the accompanying balance sheets of Compania Operadora de Teatros, S. A. de C. V. (the Company) as of December 31, 2002 and 2003 and the related statements of income of, changes in stockholders' equity and of changes in financial position for each of the three years in the period ended December 31, 2003 all expressed in constant pesos of December 31, 2003 purchasing power. These financial statements have been prepared in accordance with accounting principles generally accepted in Mexico and are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board generally accepted in the (United States) and auditing standards generally accepted in Mexico. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the aforementioned financial statements present fairly, in all material respects, the financial position of Compania Operadora de Teatros, S.
A. de C. V. as of December 31, 2002 and 2003, and the results of its operations, the changes in stockholders' equity and the changes in its financial position for each of the three years in the period ended December 31, 2003 in conformity with accounting principles generally accepted in Mexico.

Accounting principles generally accepted in Mexico vary in certain significant respects from generally accepted accounting principles in the United States of America. Information relating to the nature and effect of such differences is presented in Note 8 to the financial statements.

PricewaterhouseCoopers


/s/ Ruben Rivera Rodriguez


Mexico City, Mexico
April 14, 2004

                  COMPANIA OPERADORA DE TEATROS, S. A. DE C. V.
                                 (Notes 1 and 2)

                                 BALANCE SHEETS

                          Thousands of Mexican pesos of
                       December 31, 2003 purchasing power

                                                           December 31,
                                                  -----------------------------

                                                      2002             2003
                                                  -------------   -------------
Assets

CURRENT ASSETS:
Cash                                              Ps      6,362   Ps     28,666
Amounts due from related parties (Note 4)                                26,947
Recoverable taxes and other accounts receivable           4,183           3,062
                                                  -------------   -------------

Total current assets                                     10,545          58,675

Property - Net (Notes 2e. and 3)                        454,023         411,058
                                                  -------------   -------------

                                                  Ps    464,568   Ps    469,733
                                                  =============   =============

Liabilities and Stockholders' Equity

CURRENT LIABILITIES:
Amounts due to related parties (Note 4)           Ps     17,058
Accounts payable and accrued expenses                     2,873   Ps      9,182
                                                  -------------   -------------

Total current liabilities                                19,931           9,182

Deferred income tax (Note 6)                             64,057          61,505
                                                  -------------   -------------

Total liabilities                                        83,988          70,687
                                                  -------------   -------------

COMMITMENT (Note 7)

Stockholders' equity (Note 5):
Capital stock                                           684,812         684,812
Accumulated deficit                                  (1,115,670)     (1,097,204)
Cumulative effect of deferred income tax                (23,873)        (23,873)
Excess in the restatement of capital                    835,311         835,311
                                                  -------------   -------------

Total stockholders' equity                              380,580         399,046
                                                  -------------   -------------

                                                  Ps    464,568   Ps    469,733
                                                  =============   =============

The accompanying notes are an integral part of these financial statements.

                  COMPANIA OPERADORA DE TEATROS, S. A. DE C. V.

                              STATEMENTS OF INCOME

                          Thousands of Mexican pesos of
                       December 31, 2003 purchasing power

                                                                Year ended
                                                                December 31,
                                                   -------------------------------------
                                                      2001         2002          2003
                                                   ----------   -----------   ----------
Revenues:
Rentals                                            Ps  14,406   Ps   12,977   Ps  47,388
                                                   ----------   -----------   ----------

Operating expenses:
Administrative expenses                                 8,062         5,034        4,392
Depreciation                                           27,514        15,696        8,679
                                                   ----------   -----------   ----------

Operating (loss) income                               (21,170)       (7,753)      34,317
                                                   ----------   -----------   ----------

Other expenses                                         (2,915)      (62,760)     (15,518)
Other income                                            3,174         9,803
                                                   ----------   -----------   ----------

                                                          259       (52,957)     (15,518)
                                                   ----------   -----------   ----------

Comprehensive financing cost:
Interest expense                                          (12)          (16)
Interest income                                             7                         70
Loss on monetary position                                (883)          (33)        (403)
                                                   ----------   -----------   ----------

                                                         (888)          (49)        (333)
                                                   ----------   -----------   ----------

(Loss) income before deferred income tax expense      (21,799)      (60,759)      18,466

Deferred income tax expense                            (6,025)      (50,005)
                                                   ----------   -----------   ----------

Net (loss) income for the year                     Ps (27,824)  Ps (110,764)  Ps  18,466
                                                   ==========   ===========   ==========

The accompanying notes are an integral part of these financial statements.

                  COMPANIA OPERADORA DE TEATROS, S. A. DE C. V.

                  STATEMENTS OF CHANGES IN STOCKHOLDERS'EQUITY
              FOR THE YEARS ENDED December 31, 2001, 2002 AND 2003

                          Thousands of Mexican pesos of
                       December 31, 2003 purchasing power

                                                               Cumulative
                                                               effect of    Excess in the      Total
                                   Capital      Accumulated     deferred     restatement    stockholders'
                                    stock         deficit      income tax     of capital       equity
                                  ----------   -------------   ----------   -------------   -------------
Balances at January 1, 2001       Ps 684,812   Ps   (977,082)               Ps    835,311   Ps    543,041

Comprehensive loss (Note 2g.)                        (27,824)  Ps (23,873)                        (51,697)
                                  ----------   -------------   ----------   -------------   -------------

Balances at December 31, 2001        684,812      (1,004,906)     (23,873)        835,311         491,344

Comprehensive loss (Note 2g.)                       (110,764)                                    (110,764)
                                  ----------   -------------   ----------   -------------   -------------

Balances at December 31, 2002        684,812      (1,115,670)     (23,873)        835,311         380,580

Comprehensive income (Note 2g.)                       18,466                                       18,466
                                  ----------   -------------   ----------   -------------   -------------

Balances at December 31, 2003     Ps 684,812   Ps (1,097,204)  Ps (23,873)  Ps    835,311   Ps    399,046
                                  ==========   =============   ==========   =============   =============

The accompanying notes are an integral part of these financial statements.

                  COMPANIA OPERADORA DE TEATROS, S. A. DE C. V.

                   STATEMENTS OF CHANGES IN FINANCIAL POSITION

                          Thousands of Mexican pesos of
                       December 31, 2003 purchasing power

                                                                      Year ended
                                                                      December 31,
                                                        -------------------------------------
                                                           2001         2002          2003
                                                        ----------   -----------   ----------
Operation:

Net (loss) income                                       Ps (27,824)  Ps (110,764)  Ps  18,466
Charges (credits) to results not affecting resources:
Depreciation                                                27,513        15,696        8,679
Deferred income tax expense                                  6,025        50,005
Net change in related parties, accounts receivable
   and accounts payable                                     (9,844)       37,838      (39,127)
                                                        ----------   -----------   ----------

Resources used in operations                                (4,130)       (7,225)     (11,982)
                                                        ----------   -----------   ----------

Investment:

Resources generated by sale of property - Net                2,544        13,089       34,286
                                                        ----------   -----------   ----------

(Decrease) increase in cash                                 (1,586)        5,864       22,304
Cash at beginning of year                                    2,084           498        6,362
                                                        ----------   -----------   ----------

Cash at end of year                                     Ps     498   Ps    6,362   Ps  28,666
                                                        ==========   ===========   ==========

The accompanying notes are an integral part of these financial statements.

                  COMPANIA OPERADORA DE TEATROS, S. A. DE C. V.

                        NOTES TO THE FINANCIAL STATEMENTS
                        DECEMBER 31, 2001, 2002 AND 2003

                    (amounts in thousands of Mexican pesos of
                     purchasing power of December 31, 2003)

NOTE 1 - DESCRIPTION OF BUSINESS:

The main business of Compania Operadora de Teatros, S. A. de C. V. ("Cotsa" or the "Company") is property leasing, primarily to affiliates. Cotsa does not have employees, and all administrative and operating services are rendered by related parties. (See Note 4).

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

The financial statements have been prepared in accordance with generally accepted accounting principles in Mexico ("Mexican GAAP") as promulgated by the Mexican Institute of Public Accountants ("MIPA"). A reconciliation from Mexican GAAP to generally accepted accounting principles in the United States of America ("U.S. GAAP") is included in Note 8 to the financial statements.

Following is a summary of the significant accounting policies, including the concepts, methods and criteria related to the recognition of the effects of inflation on the financial information, are summarized as follows:

a. Recognition of the effects of inflation

The financial statements and the notes thereto are expressed in constant pesos of purchasing power as of December 31, 2003 and have been prepared in conformity with Mexican GAAP, in accordance with the following policies:

- Property and equipment, and the components of stockholders' equity are restated by applying factors derived from the National Consumer Price Index ("NCPI").

- The loss on net monetary position represents the effect of inflation, as measured by the NCPI, on the monthly net monetary liabilities and assets during the year, restated to pesos of purchasing power as of the end of the most recent period.

- The NCPI used to recognize the effects of inflation in the financial statements were 97.354, 102.904 and 106.996 as of December 31, 2001, 2002
      and 2003, respectively.

b. Cash and cash equivalents

Cash and cash equivalents are value at market.

c. Income from rentals

Income from rentals is recognized ratably over the period of the related contract.

d. Property and equipment

Property and equipment are recorded at acquisition cost and are restated as explained in Note 2a.

Depreciation is calculated by the straight-line method, based on the useful lives of assets and the assets restated values.

e. Long-lived assets value review

Cotsa with its related parties and with its holding company, periodically review the recoverable value of its long-lived assets, based in the future value of its cash flow generation units. In the event of that the book value exceds the future cash flow value, the Company has to recognize a loss of value. The Company's procedures and policies conform with the Statement C-15 "Impairment of the Value of Long-Lived Assets and their Disposal" issued by the MIPA. Based on the studies made at December 31, 2003 the Company's management consider that is not necesary to modify its long-lived assets value.

f. Income tax

Deferred taxes are initially recognized for all differences between book and tax values of assets and liabilities and for tax loss carryforwards and asset tax carryforwards that have a high probability of realization.

g. Comprehensive income

Comprehensive income includes the net income of the year plus any items required by other statements to be recorded directly in stockholders' equity and which are not capital contributions, reductions or disbursements. (See Note 5).

h. Use of estimates

The preparation of financial statements in conformity with Mexican GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements. Actual results could differ from those estimates.

i. Reclassifications

Certain reclassifications have been made to prior period amounts for them to conform to the current presentation.

j. Recent accounting pronouncements

In December 2002, the MIPA issued Statement C-15, "Impairment in the Value of Long-Lived Assets and their Disposal" ("Statement C-15"), which is effective as of January 1, 2004. Statement C-15 establishes guidance for the identification of certain events that represent evidence of a potential impairment in long-lived assets, tangible and intangible. Additionally, it provides guidance for the estimation and recognition of losses for impairment and their reversal and establishes the requirements of presentation and disclosure of impairment losses and discontinued operations. The adoption of Statement C-15 did not have an impact on the Company's results of operation and financial position.

In April 2003, the MIPA issued Statement C-12, "Financial Instruments with Characteristics of Liabilities, Equity or Both" ("Statement C-12"), which is effective as of January 1, 2004. Statement C-12 establishes standards to classify and measure certain financial instruments with characteristics of both, liabilities and equity, as well as the disclosure requirements. The Company's management believes that the adoption of Statement C-12 will not have a significant impact on the Company's results of operation and financial position.

In April 2004, the MIPA issued Statement C-10, "Derivative financial instruments and hedge operations," which is effective on January 1, 2005, but early adoption is encouraged. Statement C-10 establishes, among other things, the characteristics of derivative financial instruments, the definition and classification of accounting models for hedge operations, the conditions to consider an instrument as having hedging purposes, and the recognition, valuation and disclosure guidelines for derivative financial instruments. The Company's management is currently evaluating the effective date for the adoption of this standard and its effect on the results of operation and financial position.

NOTE 3 - PROPERTY:

                                       December 31,              Annual
                              -----------------------------   depreciation
                                   2002            2003         rate (%)
                              -------------   -------------   ------------

Buildings and constructions   Ps  1,246,004   Ps  1,166,197        2
Accumulated depreciation         (1,212,788)     (1,143,382)
                              -------------   -------------

                                     33,216          22,815
Land                                420,807         388,243
                              -------------   -------------

                              Ps    454,023   Ps    411,058
                              =============   =============

NOTE 4 - BALANCES AND TRANSACTIONS WITH RELATED PARTIES:

Cotsa has the following balances receivable and payable with related parties:

                                            December 31,
                                      -----------------------

                                         2002         2003
                                      ----------   ----------

Elektra del Milenio, S. A. de C. V.   Ps (11,377)  Ps  27,912
Alternativas Cotsa, S. A. de C. V.        46,380       46,380
Inmobiliaria Cotsa, S. A. de C. V.                      4,821
Grupo Proasa, S. A. de C. V.              (2,521)      (2,652)
Grupo Elektra, S. A. de C. V.             (1,645)      (1,580)
Other                                     (1,515)      (1,554)
                                      ----------   ----------

                                          29,322       73,327
Allowance for doubtful accounts          (46,380)     (46,380)
                                      ----------   ----------

                                      Ps (17,058)  Ps  26,947
                                      ==========   ==========

Transactions carried out with related parties are listed below:

                                         Year ended December 31,
                                      -------------------------------

                                        2001       2002       2003
                                      --------   --------   ---------

Income from rentals                                         Ps 37,578
Administrative service expenses (1)   Ps   330   Ps   228         283
Rental expenses (2)                      1,039      1,016         972

(1) As mentioned in Note 1, Cotsa does not have employees; consequently, administrative and operating services are rendered by related parties.

(2) Since January 1999, a related party's building is rented for Cotsa's offices.

NOTE 5 - STOCKHOLDERS' EQUITY:

The common stock of Cotsa at December 31, 2002 and 2003 is represented by 342,658,270 common nominative shares, with a par value of one Mexican peso each, comprised as follows:

    Shares                    Description                        Amount
 -----------   ---------------------------------------------   ----------

      50,000   Represent the fixed portion of the capital      Ps      50
 342,608,270   Represent the variable portion of the capital      342,608
 -----------                                                   ----------

 342,658,270                                                      342,658
 ===========
               Restatement increase                               342,154
                                                               ----------

               Capital stock in Mexican pesos as of
                  December 31, 2003 purchasing power           Ps 684,812
                                                               ==========

Under Mexican Corporate Law, interested third parties can request the dissolution of Cotsa if accumulated losses exceeded two-thirds of capital stock. At December 31, 2002 and 2003, Cotsa's accumulated losses exceeded its capital stock. Although Cotsa believes it is unlikely such actions will occur, Cotsa obtained from its shareholders a commitment to provide financial support to the Company for a period of one year from the balance sheet date, in proportion to their respective ownership interests, if required, to avoid such action.

Capital stock reduction in excess of the sum of the balances of the capital contributions, net tax profit account and invested net taxed profit account, inflation indexed in accordance with the procedures established by the Income Tax Law, are accorded the same tax treatment as dividends.

Comprehensive income is analyzed as follows (see Note 2g.):

                             Year ended December 31,
                    ----------------------------------------

                       2001              2002         2003
                    ----------       -----------   ---------

Net (loss) income   Ps (51,697)(*)   Ps (110,764)  Ps 18,466
                    ==========       ===========   =========

(*) Includes (Ps23,873) cumulative effect of deferred income tax.

NOTE 6 - INCOME TAX AND ASSET TAX:

During the years ended December 31, 2001, 2002 and 2003, Cotsa had taxable
(loss) income of (Ps4,329), Ps119,896, and Ps48,639, respectively.

The main temporary differences for which deferred income tax recognized are shown below:

                                     Year ended December 31,
                                    -------------------------

                                        2002         2003
                                    -----------   -----------
Deferred income tax asset:

Rental collected in advance         Ps      578   Ps      660
Allowance for doubtful accounts          16,127        15,521
Asset tax                                15,378        17,860
Tax loss carryforwards                   40,765        23,515
                                    -----------   -----------

                                         72,848        57,556
                                    -----------   -----------
Deferred income tax liability:

Property and equipment                 (106,219)      (91,886)
                                    -----------   -----------

                                        (33,371)      (34,330)

Valuation allowance for:
Asset tax                               (14,917)      (11,870)
Doubtful accounts                       (15,769)      (15,305)
                                    -----------   -----------

Net deferred income tax liability   Ps   64,057   Ps   61,505
                                    ===========   ===========

Asset tax is computed by fiscal year applying a 1.8% rate to the average value of certain assets and liabilities. The asset tax corresponding to the year ended December 31, 2003 amounted to Ps2,552.

According to the Asset tax Law, the difference between the income tax and asset tax in the previous three years (when income tax is higher than asset tax in the same year) can be carried forward against future annual asset tax or asset tax prepaid.

In accordance with the new Mexican Income Tax Law effective January 1, 2002, the current income tax rate of 35% will be reduced annually by 1% from 2003 to 2005, to a nominal rate of 32%.

NOTE 7 - COMMITMENT:

During 2003, Cotsa signed several building lease agreements. The rental income these operating leases amounted to Ps14,406, Ps12,977 and Ps47,388 for the years ended December 31, 2001 2002 and 2003, respectively.

Below is a schedule of future minimum rental payments to be received:

Year ending December 31:

2004                       Ps  41,296
2005                           34,018
2006                           33,564
2007                           33,396
2008                           33,396
2009 and thereafter            35,357
                           ----------

Total                      Ps 211,027
                           ==========

NOTE 8 - RECONCILIATION BETWEEN MEXICAN AND US GAAP:

Cotsa's financial statements are prepared in accordance with Mexican GAAP, which do not differ in significant respects from US GAAP. The Mexican GAAP financial statements include the effects of inflation as provided for under Statement B-10 "Recognition of the Effects of Inflation on Financial Information". The application of this statement represents a comprehensive measure of the effects of price level changes in the Mexican economy, which for many years was hyperinflationary and is considered to result in a more meaningful presentation than historical cost-based financial reporting for both Mexican and U. S. accounting purposes. Therefore, the following reconciliations to US GAAP do not include the reversal of such inflationary effects.

As of December 31, 2002 and 2003 and for the years ended December 31, 2001, 2002, and 2003, there are not material differences between Mexican GAAP and US GAAP affecting the net loss for the periods presented. Additional US GAAP are summarized below:

a. Reconciliation of net (loss) income:

                                                 Year ended December 31,
                                          ------------------------------------

                                             2001          2002         2003
                                          ----------   -----------   ---------

   Net (loss) income under Mexican GAAP   Ps (27,824)  Ps (110,764)  Ps 18,466
                                          ----------   -----------   ---------

   Net (loss) income under US GAAP        Ps (27,824)  Ps (110,764)  Ps 18,466
                                          ==========   ===========   =========

b. Reconciliation of stockholders' equity:

                                      December 31,
                                -----------------------

                                   2002         2003
                                ----------   ----------

   Balance under Mexican GAAP   Ps 380,580   Ps 399,046
                                ----------   ----------

   Balance under US GAAP        Ps 380,580   Ps 399,046
                                ==========   ==========

c. An analysis of the changes in stockholders' equity under US GAAP is shown below:

                                            Year ended December 31,
                                     -------------------------------------

                                        2001          2002         2003
                                     ----------   -----------   ----------

   Balance at beginning of year      Ps 543,041   Ps  491,344   Ps 380,580
   Net comprehensive (loss) income      (51,697)     (110,764)      18,466
                                     ----------   -----------   ----------

   Balance at end of year            Ps 491,344   Ps  380,580   Ps 399,046
                                     ==========   ===========   ==========

d. Significant differences between US GAAP and Mexican GAAP:

i. Deferred income tax

As stated in Note 2f., beginning on January 1, 2000, the Company adopted Statement D-4 "Accounting Treatment of Income Tax, Asset Tax and Employee's Statutory Profit Sharing". Under this statement, deferred tax assets or liabilities are initially recognized for all differences between book and tax value of assets and liabilities and for tax loss carryforwards that have a high probability of realization. The cumulative effect of the adoption of Statement D-4 as of January 1, 2000 resulted in a net decrease in stockholder's equity of Ps23,873.

US GAAP Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes" ("FAS No. 109"), requires an asset and liability approach for financial accounting and reporting for income tax under the following basic principles: a) a current tax liability or asset is recognized for the estimated taxes payable or refundable on tax returns for the current year; b) a deferred tax liability or asset is recognized for the estimate future tax effects attributable to temporary differences and carryforwards; c) the measurement of current and deferred tax liabilities and assets is based on provisions of the enacted tax law and the effects of future changes in tax laws or rates are not anticipated, and d) the measurement of deferred tax assets is reduced, if necessary, by the amount of any tax benefits that, based on available evidence, are not expected to be realized.

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

The temporary differences under FAS No. 109 are determined based on the difference between the indexed tax-basis amount of the asset or liability and the related stated amount reported in the financial statements. Except as indicated in the following paragraph, the deferred tax expense or benefit is calculated as the difference between: (a) the deferred tax assets and liabilities at the end of the current period determined as indicated above, and
(b) the deferred tax assets and liabilities reported at the end of the prior period remeasured to units of current general purchasing power at the end of the current period. The deferred profit sharing expense or benefit is calculated similary.

The significant components of income tax expense under US GAAP are as follows:

                                  Year ended December 31,
                              -------------------------------

                                 2001        2002       2003
                              ---------   ----------   ------

Deferred income tax expense   Ps (6,025)  Ps (50,005)  Ps  --
                              ---------   ----------   ------

                              Ps (6,025)  Ps (50,005)  Ps  --
                              =========   ==========   ======

The following items represent the principal differences between income tax computed under US GAAP at the statutory rate and Cotsa's provision for income tax in each period:

                                                Year ended December 31,
                                          -----------------------------------

                                             2001         2002         2003
                                          ----------   ----------   ---------

(Loss) income before income tax expense   Ps (21,799)  Ps (60,759)  Ps 18,466
                                          ==========   ==========   =========

Income tax benefit at statutory rate      Ps   7,630   Ps  21,265   Ps  6,278
Property and equipment                       (11,855)     (71,270)         --
Tax loss carryforwards                        (1,800)                  (6,278)
                                          ----------   ----------   ---------

Net income tax - expense                  Ps  (6,025)  Ps (50,005)  Ps     --
                                          ==========   ==========   =========

The income tax effects of significant items comprising the Cotsa's net deferred tax assets and liabilities under US GAAP are as follows:

                                     Year ended December 31,
                                    -------------------------

                                       2002          2003
                                    -----------   -----------
Deferred income tax asset:

Rental collected in advance         Ps      578   Ps      660
Allowance for doubtful accounts          16,127        15,521
Asset income                                461         5,990
AT                                       15,378        17,860
Loss carryforwards                       40,765        23,515
                                    -----------   -----------

                                         72,848        57,556
                                    -----------   -----------
Deferred income tax liability:

Property and equipment                 (106,219)      (91,886)
                                    -----------   -----------

                                        (33,371)      (34,330)
Valuation allowance for:
AT                                      (14,917)      (11,870)
Doubtful accounts                       (15,769)      (15,305)
                                    -----------   -----------

Net deferred income tax liability   Ps   64,057   Ps   61,505
                                    ===========   ===========

ii. Fair value information

The carrying amounts of cash, current receivables, accounts payable and accrued expenses, due from and to related companies, approximate fair value, due to the short term maturity of these instruments.

iii. Recently issued accounting standards

In January 2003, the FASB issued Interpretation No. 46 ("FIN 46"), "Consolidation of Variable Interest Entities, an interpretation of ARB 51". The primary objectives of FIN 46 are to provide guidance on the identification of entities for which control is achieved through means other than through voting rights ("variable interest entities" or "VIEs") and how to determine when and which business enterprise should consolidate the VIE (the "primary beneficiary"). This new model for consolidation applies to an entity which either (1) the equity investors (if any) do not have a controlling financial interest or (2) the equity investment at risk is insufficient to finance that entity's activities without receiving additional subordinated financial support from other parties. In addition, FIN 46 requires that both the primary beneficiary and all other enterprises with a significant variable interest in a VIE make additional disclosures. FIN 46 applies immediately to variable interest entities created after January 31, 2003, and to variable interest entities in which an enterprise obtains an interest after that date. I t applies in the fist fiscal year or interim period beginning after June 15, 2003, to variable interest entities in which an enterprise holds variable interest that it acquired before February 1, 2003. FIN 46 applies to public enterprises as of the beginning of the applicable interim or annual period, and it applies to nonpublic enterprises as of the end of the applicable annual period. In December 2003, the FASB redeliberated certain proposed modifications and revised FIN 46 ("FIN 46-R"). The revised provisions are applicable no later than the first reporting period ending after March 15, 2004. The Company does not expect that the adoption of FIN 46 and FIN 46-R will have a material impact on its financial statements.

In April 2003, the FASB issued SFAS No. 149 "Amendment of SFAS No. 133 on Derivative Instruments and Hedging Activities" ("SFAS 149"). This statement amends and clarifies the accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS 133, "Accounting for Derivative Instruments and Hedging Activities". SFAS 149 is generally effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designed after June 30, 2003. The adoptions of SFAS 149 did not have a material impact on the financial statements.

In May 2003, the FAS issued SFAS No.150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity" ("SFAS 149"). This statement affects how an entity measures and reports financial instruments that have characteristics of both liabilities and equity, and is effective for financial instruments entered into or modified after May 31, 2003 and is otherwise effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of SFAS 150 did not have a material impact on the financial statements.

iv. Concentrations

Financial instruments which potentially subject Cotsa to significant concentrations of credit risk consist primarily of cash equivalents customers and other accounts receivable. Cotsa maintains its cash and cash equivalents with various major financial institutions.

Concentrations of credit risk with respect to customers and other accounts receivable is limited due that there are several customers mainly related parties. Cotsa maintains allowances for doubtful accounts based on expected collectibility of all receivables.

v. Cash flow information

Under US GAAP, a statement of cash flow is prepared based on provisions of SFAS 95, "Statement of Cash Flows" ("SFAS 95") on a price level adjusted basis. This statement does not provide guidance for the preparation of cash flow statements.

Presented bellow are the statements of cash flows for the years ended December 31, 2001, 2002 and 2003, prepared after considering the impact of US GAAP adjustments. The cash flow statements below present nominal cash flow during the periods, adjusted to pesos of December 31, 2003, purchasing power.

                                                             Year ended December 31,
                                                     -------------------------------------

                                                        2001         2002          2003
                                                     ----------   -----------   ----------
Cash flow from operating activities:

Net (loss) income                                    Ps (27,824)  Ps (110,764)  Ps  18,466

Adjustments to reconcile net loss to net cash used
   in operating activities:
Depreciation                                             27,514        15,696        8,679
Loss on monetary position                                   883            33          403
Net changes in working capital                           (4,703)       87,810      (39,530)
                                                     ----------   -----------   ----------

Net cash used in operating activities                    (4,130)       (7,225)     (11,982)
                                                     ----------   -----------   ----------

Cash flow from investing activities:

Sale of property and equipment                            2,544        13,089       34,286
                                                     ----------   -----------   ----------

Net cash generated by investing activities                2,544        13,089       34,286
                                                     ----------   -----------   ----------

(Decrease) increase in cash                              (1,586)        5,864       22,304

Cash at beginning of the year                             2,084           498        6,362
                                                     ----------   -----------   ----------

Cash at end of the year                              Ps     498   Ps    6,362   Ps  28,666
                                                     ==========   ===========   ==========

Supplemental disclosure:
Cash paid during the period for:
Interest                                             Ps     (12)  Ps      (15)  Ps      (8)
                                                     ----------   -----------   ----------

Income tax and asset tax                             Ps   3,177   Ps       --   Ps   2,552
                                                     ==========   ===========   ==========